Form 20-F
period 2024-12-31
HSBC HOLDINGS PLC
filed 2025-02-20
CIK 1089113

As filed with the Securities and Exchange Commission on February 20, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Jonathan Bingham
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 (0) 20 3268 4840
Email jonathan.bingham@hsbc.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value US$0.50 each (GB0005405286)	HSBA	London Stock Exchange
	5	Hong Kong Stock Exchange
	HSBC.BH	Bermuda Stock Exchange

	HSBC	New York Stock Exchange	*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each (US4042804066)	HSBC	New York Stock Exchange
7.625% Subordinated Notes due 2032 (US404280AF65)	HSBC/32A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280AE90)	HSBC/32B	New York Stock Exchange
6.5% Subordinated Notes 2036 (US404280AG49)	HSBC36	New York Stock Exchange
6.5% Subordinated Notes 2037 (US404280AH22)	HSBC37	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280AJ87)	HSBC38	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042 (US404280AM17)	HSBC42	New York Stock Exchange
5.250% Subordinated Notes due 2044 (US404280AQ21)	HSBC44	New York Stock Exchange
4.250% Subordinated Notes due 2025 (US404280AU33)	HSBC25	New York Stock Exchange
4.300% Senior Unsecured Notes due 2026 (US404280AW98)	HSBC26	New York Stock Exchange
3.900% Senior Unsecured Notes due 2026 (US404280BB43)	HSBC26A	New York Stock Exchange
4.375% Subordinated Notes due 2026 (US404280BH13)	HSBC26B	New York Stock Exchange
4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280BK42)	HSBC28	New York Stock Exchange
4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280BT50)	HSBC29	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2026 (US404280BW89)	HSBC26D	New York Stock Exchange
4.292% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280BX62)	HSBC26C	New York Stock Exchange
3.000% Resettable Senior Unsecured Notes due 2028 (XS1961843171)	HSBC28A	New York Stock Exchange
3.973% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280CC17)	HSBC30	New York Stock Exchange
3.00% Resettable Senior Unsecured Notes due 2030 (XS2003500142)	HSBC30A	New York Stock Exchange
4.950% Fixed Rate Senior Unsecured Notes due 2030 (US404280CF48)	HSBC30B	New York Stock Exchange
2.099% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280CG21)	HSBC26E	New York Stock Exchange
2.848% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CH04)	HSBC31	New York Stock Exchange
1.645% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280CJ69)	HSBC26F	New York Stock Exchange
2.357% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CK33)	HSBC31A	New York Stock Exchange
2.013% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280CL16)	HSBC28B	New York Stock Exchange

1.589% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CM98)	HSBC27	New York Stock Exchange
1.750% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (XS2322315727)	HSBC27A	New York Stock Exchange
2.804% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CT42)	HSBC32	New York Stock Exchange
2.206% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280CV97)	HSBC29A	New York Stock Exchange
1.162% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024 (US404280CW70)	HSBC24D	New York Stock Exchange
2.251% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CX53)	HSBC27B	New York Stock Exchange
2.871% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CY37)	HSBC32A	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2024 (US404280CZ02)	HSBC24E	New York Stock Exchange
2.999% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280DA42)	HSBC26G	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2026 (US404280DB25)	HSBC26H	New York Stock Exchange
4.762% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (US404280DC08)	HSBC33	New York Stock Exchange
4.755% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DF39)	HSBC28C	New York Stock Exchange
5.210% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DG12)	HSBC28D	New York Stock Exchange
5.402% Fixed Rate/Floating Rate Senior Unsecured Notes due 2033 (US404280DH94)	HSBC33A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280DJ50)	HSBC32B	New York Stock Exchange
7.625% Subordinated Notes due 2032 (US404280DK24)	HSBC32C	New York Stock Exchange
6.5% Subordinated Notes Due 2036 (US404280DL07)	HSBC36A	New York Stock Exchange
6.5% Subordinated Notes Due 2037 (US404280DM89)	HSBC37A	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280DN62)	HSBC38A	New York Stock Exchange
7.336% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (US404280DQ93)	HSBC26I	New York Stock Exchange

7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DR76)	HSBC28E	New York Stock Exchange
8.113% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (US404280DS59)	HSBC33B	New York Stock Exchange
6.161% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280DU06)	HSBC29B	New York Stock Exchange
6.254% Fixed Rate/Floating Rate Senior Unsecured Notes due 2034 (US404280DV88)	HSBC34	New York Stock Exchange
6.332% Fixed Rate/Floating Rate Senior Unsecured Notes due 2044 (US404280DW61)	HSBC44A	New York Stock Exchange
6.547% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2034 (US404280DX45)	HSBC34A	New York Stock Exchange
5.887% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280DZ92)	HSBC27C	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2027 (US404280DY28)	HSBC27D	New York Stock Exchange
6.800% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (XS2685873908)	HSBC31B	New York Stock Exchange
7.399% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2034 (US404280EC98)	HSBC34B	New York Stock Exchange
5.546% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280ED71)	HSBC30C	New York Stock Exchange
5.719% Fixed Rate/Floating Rate Senior Unsecured Notes due 2035 (US404280EE54)	HSBC35	New York Stock Exchange
5.597% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280EF20)	HSBC28F	New York Stock Exchange
5.733% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280EG03)	HSBC32D	New York Stock Exchange
5.874% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2035 (US404280EL97)	HSBC35A	New York Stock Exchange
5.130% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280EM70)	HSBC28G	New York Stock Exchange
5.286% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280EN53)	HSBC30D	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2028 (US404280EK15)	HSBC28H	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2030 (US404280EP02)	HSBC30E	New York Stock Exchange
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
Ordinary Shares, nominal value US$0.50 each 17,946,950,582
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐
No
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
☐ Yes ☐ No

HSBC Holdings plc Annual Report on Form 20-F

Opening up a world of opportunity
Our ambition is to be the preferred international
financial partner for our clients.
Our purpose, ambition and values reflect our
strategy and support our focus on execution.
Read more on our values and strategy on pages 8 and 14.

Contents

1Cautionary statement regarding
forward-looking statements
2 Additional cautionary statement
regarding ESG data, metrics and
forward-looking statements
3 Certain defined terms
Strategic report
4 Performance in 2024
5 Highlights
7 Who we are
9 Group Chairman’s shareholder letter
11 Group CEO’s shareholder letter
14 Our strategy
18 ESG overview
23 Remuneration
24 Financial overview
29 Global businesses
36 Risk overview
Environmental, social and
governance (‘ESG’) review
40 Environmental
61 Social
71 Governance
Financial review
84 Financial summary
107 Global businesses and legal
entities
129 Reconciliation of alternative
performance measures
135Other information
Risk review
144Our approach to risk
148 Top and emerging risks
154Risk factors
167 Our material banking risks
Corporate governance report
267 Biographies of Directors and
senior management
289 Board committees
309 Directors’ remuneration report
Financial statements
361Report of Independent Registered
Public Accounting Firm to the
Board of Directors and Shareholders
of HSBC Holdings plc (PCAOB ID 876)
363Financial statements
375Notes on the financial statements
Additional information
461Shareholder information
480Abbreviations
This Strategic Report was approved by the
Board on 19 February 2025.
Sir Mark E Tucker
Group Chairman

A reminder
The currency we report in is US dollars.
Our approach to ESG reporting
We embed our ESG reporting and Task Force on

TCFD
Climate-related Financial Disclosures (‘TCFD’) within
this Form 20-F for the year ended  31 December
2024. Our TCFD disclosures are highlighted with the
following symbol:
Use of alternative performance
measures
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
Further explanation may be found on page 28.
Targets and forward guidance
We do not reconcile our forward guidance on RoTE
excluding the impact of notable items, target basis
operating expenses, dividend payout ratio target
basis or banking net interest income (‘banking NII’)
to their equivalent reported measures.
For our financial targets, medium-term is defined as
between three to five years, and long term as five to
six years, from 1 January 2025.
See page 5 for details on our forward guidance
and outlook.
None of the websites referred to in this Form 20-F for
the year ended 31 December 2024 (the ‘Form 20-F’)
(including where a link is provided), and none of the
information contained on such websites, are
incorporated by reference in this report.

HSBC Holdings plc Annual Report on Form 20-F	1
Cautionary statement regarding forward-looking statements
This Form 20-F contains certain forward-
looking statements with respect to HSBC’s
financial condition; results of operations and
business, including the strategic priorities;
financial, investment and capital targets; and
ESG ambitions, targets and commitments
described herein.
Statements that are not historical facts,
including statements about HSBC’s beliefs
and expectations, are forward-looking
statements. Words such as ‘may’, ‘will’,
‘should’, ‘expects’, ‘targets’, ‘anticipates’,
‘intends’, ‘plans’, ‘believes’, ‘seeks’,
‘estimates’, ‘potential’ and ‘reasonably
possible’, or the negative thereof, other
variations thereon or similar expressions are
intended to identify forward-looking
statements. These statements are based on
current plans, information, data, estimates
and projections, and therefore undue reliance
should not be placed on them. Forward-
looking statements speak only as of the date
they are made. HSBC makes no commitment
to revise or update any forward-looking
statements to reflect events or
circumstances occurring or existing after the
date of any forward-looking statements.
Written and/or oral forward-looking
statements may also be made in the periodic
reports to the US Securities and Exchange
Commission, summary financial statements
to shareholders, offering circulars and
prospectuses, press releases and other
written materials, and in oral statements
made by HSBC’s directors, officers or
employees to third parties, including financial
analysts. Forward-looking statements involve
inherent risks and uncertainties. Readers are
cautioned that a number of factors could
cause actual results to differ, in some
instances materially, from those anticipated
or implied in any forward-looking statement.
These include, but are not limited to:
–changes in general economic conditions in
the markets in which we operate, such as
new, continuing or deepening recessions,
prolonged inflationary pressures and
fluctuations in employment levels and the
creditworthiness of customers beyond
those factored into consensus forecasts;
the Russia-Ukraine war and the conflict in
the Middle East and their impact on global
economies and the markets where HSBC
operates, which could have a material
adverse effect on (among other things) our
financial condition, results of operations,
prospects, liquidity, capital position and
credit ratings; deviations from the market
and economic assumptions that form the
basis for our ECL measurements (including,
without limitation, as a result of the Russia-
Ukraine war and the conflict in the Middle
East, inflationary pressures, commodity
price changes, and ongoing developments
in the commercial real estate sector in
mainland China); potential changes in
HSBC’s dividend policy; changes and
volatility in foreign exchange rates and
interest rates levels, including the
accounting impact resulting from financial
reporting in respect of hyperinflationary
economies; volatility in equity markets; lack
of liquidity in wholesale funding or capital
markets, which may affect our ability to
meet our obligations under financing
facilities or to fund new loans, investments
and businesses; geopolitical tensions or
diplomatic developments producing social
instability or legal uncertainty, such as the
Russia-Ukraine war or the conflict in the
Middle East (including the resurgence,
continuation or escalation thereof) and the
related imposition of sanctions and trade
restrictions, supply chain restrictions and
disruptions, sustained increases in energy
prices and key commodity prices, claims of
human rights violations, diplomatic tensions
between China and the US, which may
extend to and involve other countries, and
developments in Hong Kong and Taiwan,
alongside other potential areas of tension,
which may adversely affect HSBC by
creating regulatory, reputational and market
risks; the efficacy of government,
customer, and HSBC’s actions in managing
and mitigating ESG risks, in particular
climate risk, nature-related risks and human
rights risks, and in supporting the global
transition to net zero carbon emissions,
each of which can impact HSBC both
directly and indirectly through our
customers and which may result in
potential financial and non-financial impacts;
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
–changes in government policy and
regulation, including trade and tariff
policies, as well as monetary, interest rate
and other policies of central banks and
other regulatory authorities in the principal
markets in which we operate and the
consequences thereof (including, without
limitation, actions taken as a result of
changes in government following national
elections in the markets where the Group
operates); initiatives to change the size,
scope of activities and interconnectedness
of financial institutions in connection with
the implementation of stricter regulation of
financial institutions in key markets
worldwide; revised capital and liquidity
benchmarks, which could serve to
deleverage bank balance sheets and lower
returns available from the current business
model and portfolio mix; changes to tax
laws and tax rates applicable to HSBC,
including the imposition of levies or taxes
designed to change business mix and risk
appetite; the practices, pricing or
responsibilities of financial institutions
serving their consumer markets;
expropriation, nationalisation, confiscation
of assets and changes in legislation relating
to foreign ownership; the UK’s relationship
with the EU, particularly with respect to the
potential divergence of UK and EU law on
the regulation of financial services; changes
in government approach and regulatory
treatment in relation to ESG disclosures
and reporting requirements, and the current
lack of a single standardised regulatory
approach to ESG across all sectors and
markets; changes in UK macroeconomic
and fiscal policy, which may result in
fluctuations in the value of the pound
sterling; general changes in government
policy (including, without limitation, actions
taken as a result of changes in government
following national elections in the markets
where the Group operates) that may
significantly influence investor decisions;
the costs, effects and outcomes of
regulatory reviews, actions or litigation,
including any additional compliance
requirements; and the effects of
competition in the markets where we
operate including increased competition
from non-bank financial services
companies; and
–factors specific to HSBC, including our
success in adequately identifying the risks
we face, such as the incidence of loan
losses or delinquency, and managing those
risks (through account management,
hedging and other techniques); our ability to
achieve our financial, investment, capital
and ESG ambitions, targets and
commitments (including the positions set
forth in our thermal coal phase-out policy
and our energy policy and our targets to
reduce our on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors), which may result in our
failure to achieve any of the expected
outcomes of our strategic priorities;
evolving regulatory requirements and the
development of new technologies,
including artificial intelligence, affecting
how we manage model risk; model
limitations or failure, including, without
limitation, the impact that high inflationary
pressures and rising interest rates have had
on the performance and usage of financial
models, which may require us to hold
additional capital, incur losses and/or use
compensating controls, such as
judgemental post-model adjustments, to
address model limitations; changes to the
judgements, estimates and assumptions
we base our financial statements on;
changes in our ability to meet the
requirements of regulatory stress tests; a
reduction in the credit ratings assigned to
us or any of our subsidiaries, which could

2	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

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
the accuracy and effective use of data,
including internal management information
that may not have been independently
verified; changes in insurance customer
behaviour and insurance claim rates; our
dependence on loan payments and
dividends from subsidiaries to meet our
obligations; changes in our reporting
frameworks and accounting standards,
which have had and may continue to have a
material impact on the way we prepare our
financial statements; our ability to
successfully execute planned strategic
acquisitions and disposals; our success in
adequately integrating acquired businesses
into our business; our ability to successfully
execute and implement the announced
strategic reorganisation of the Group;
changes in our ability to manage third-party,
fraud, financial crime and reputational risks
inherent in our operations; employee
misconduct, which may result in regulatory
sanctions and/or reputational or financial
harm; changes in skill requirements, ways
of working and talent shortages, which may
affect our ability to recruit and retain senior
management and an inclusive and skilled
workforce; and changes in our ability to
develop sustainable finance and ESG-
related products consistent with the
evolving expectations of our regulators, and
our capacity to measure the environmental
and social impacts from our financing
activity (including as a result of data
limitations and changes in methodologies),
which may affect our ability to achieve our
ESG ambitions, targets and commitments,
including our net zero ambition, our targets
to reduce on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors and the positions set forth
in our thermal coal phase-out policy and our
energy policy, and increase the risk of
greenwashing. Effective risk management
depends on, among other things, our ability
through stress testing and other techniques
to prepare for events that cannot be
captured by the statistical models it uses;
our success in addressing operational, legal
and regulatory, and litigation challenges;
and other risks and uncertainties we
identify in ‘Top and emerging risks’ on
pages 148 to 153.
This Form 20-F contains a number of images,
graphics, infographics, text boxes and
illustrative case studies and credentials which
aim to give a high-level overview of certain
elements of our disclosures and to improve
accessibility for readers. These images,
graphics, infographics, text boxes and
illustrative case studies and credentials are
designed to be read within the context of this
Form 20-F as a whole.

Additional cautionary statement regarding ESG data, metrics and forward-
looking statements
This Form 20-F contains a number of forward-
looking statements (as defined above) with
respect to HSBC’s ESG ambitions, targets,
commitments, climate-related pathways,
processes and plans, and the methodologies
and scenarios we use, or intend to use, to
assess our progress in relation to these
(‘ESG-related forward-looking statements’).
In preparing the ESG-related information
contained in this Form 20-F, HSBC has made
a number of key judgements, estimations and
assumptions, and the processes and issues
involved are complex. We have used ESG
(including climate) data, models and
methodologies that we consider, as of the
date on which they were used, to be
appropriate and suitable to understand and
assess climate change risk and its impact, to
analyse financed emissions - and operational
and supply chain emissions, to set ESG-
related targets and to evaluate the
classification of sustainable finance and
investments. However, these data, models
and methodologies are often new, are rapidly
evolving and are not of the same standard as
those available in the context of other
financial information, nor are they subject to
the same or equivalent disclosure standards,
historical reference points, benchmarks or
globally accepted accounting principles. In
particular, it is not possible to rely on
historical data as a strong indicator of future
trajectories in the case of climate change and
its evolution. Outputs of models, processed
data and methodologies are also likely to be
affected by underlying data quality, which can
be hard to assess and we expect industry
guidance, market practice, and regulations in
this field to continue to change. We also face
challenges in relation to our ability to access
data on a timely basis, lack of consistency
and comparability between data that is
available and our ability to collect and process
relevant data. Consequently, the ESG-related
forward-looking statements and ESG metrics
disclosed in this Form 20-F carry an additional
degree of inherent risk and uncertainty.
Due to the unpredictable evolution of climate
change and its future impact and the
uncertainty of future policy and market
response to ESG-related issues and the
effectiveness of any such response, HSBC
may have to re-evaluate its progress towards
its ESG ambitions, targets and commitments
in the future, update the methodologies it
uses or alter its approach to ESG (including
climate) analysis and may be required to
amend, update and recalculate its ESG
disclosures and assessments in the future, as
market practice and data quality and
availability develop.
No assurance can be given by or on behalf of
HSBC as to the likelihood of the achievement
or reasonableness of any projections,
estimates, forecasts, ambitions, targets,
commitments, prospects or returns contained
herein. Readers are cautioned that a number
of factors, both external and those specific to
HSBC, could cause actual achievements,
results, performance or other future events or
conditions to differ, in some cases materially,
from those stated, implied and/or reflected in
any ESG-related forward-looking statement or
metric due to a variety of risks, uncertainties
and other factors (including without limitation
those referred to below):
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

HSBC Holdings plc Annual Report on Form 20-F	3
differences between the data quality scores
between sectors. Any such changes in the
availability and quality of data over time, or
our ability to collect and process such data,
could result in revisions to reported data
going forward, including on financed
emissions, meaning that such data may not
be reconcilable or comparable year-on year;
–Developing methodologies and scenarios:
the methodologies and scenarios HSBC
uses to assess financed emissions and set
ESG-related targets may develop over time
in line with market practice, regulation and/
or developments in science, where
applicable. Such developments could result
in revisions to reported data, including on
financed emissions or the classification of
sustainable finance and investments,
meaning that data outputs may not be
reconcilable or comparable year-on year;
and
–Risk management capabilities: global
actions, including HSBC’s own actions, may
not be effective in transitioning to net zero
and in managing relevant ESG risks,
including in particular climate, nature-
related and human rights risks, each of
which can impact HSBC both directly and
indirectly through our customers, and
which may result in potential financial and
non-financial impacts to HSBC. In particular:
–we may not be able to achieve our ESG
ambitions, targets and commitments
(including with respect to the positions set
forth in our thermal coal phase-out policy
and our energy policy, and our targets to
reduce our on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors), which may result in our
failure to achieve some or all of the
expected outcomes of our strategic
priorities; and
–we may not be able to develop sustainable
finance and ESG-related products
consistent with the evolving expectations
of our regulators, and our capacity to
measure the environmental and social
impacts from our financing activity may
diminish (including as a result of data and
model limitations and changes in
methodologies), which may affect our
ability to achieve our ESG ambitions,
targets and commitments, including our net
zero ambition, our targets to reduce our on-
balance sheet financed emissions and,
where applicable, facilitated emissions in
our portfolio of selected high-emitting
sectors and the positions set forth in our
thermal coal phase-out policy and energy
policy, and increase the risk of
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

4	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Performance in 2024
HSBC is one of the largest banking and financial services
organisations in the world.
We have a clear strategy to deliver revenue and profit growth, enhance customer service and create long-term shareholder value.

Financial performance
indicators
Our financial performance indicators
demonstrate our continued focus on the
delivery of sustainable returns for our
shareholders. They also provide insight into
the performance that has driven the
outcomes of our financial targets.
Read more on our financial performance in 2024
on pages 5 and 26.
For an explanation of performance against our
key Group financial targets, see page 24.
For a reconciliation of alternative performance
measures to their reported equivalents, see
page 133.
Return on average tangible equity
14.6%
(2023: 14.6%)
Return on average tangible equity excluding
notable items of 16.0% (2023: 16.2%)
Profit before tax
$32.3bn
(2023: $30.3bn)
Net interest income
$32.7bn
(2023: $35.8bn)
Banking net interest income of $43.7bn
(2023: $44.1bn)
Operating expenses
$33.0bn
(2023: $32.1bn)
Target basis operating expenses up 5% to
$32.6bn
Common equity tier 1 capital ratio
14.9%
(2023: 14.8%)
Dividend per share in respect of 2024
$0.87
Inclusive of a special dividend of $0.21 per
share.
(2023 dividend per share: $0.61)

Strategic performance
indicators
Our strategy supports our ambition of being
the preferred international financial partner for
our clients.
We are committed to building a business for
the long term, developing relationships that
last.
Read more on our strategy on pages 14 to 16.
Read more on multi-jurisdictional client revenue
on page 134.
Read more on how we set and define our ESG
metrics on page 20.
Read more on our definition of sustainable
finance and investment on page 43.
Grow our Wealth business
$64bn
Net new invested assets generated in 2024,
of which $47bn were in Asia.
(2023: $84bn generated, of which $47bn
were in Asia)
Serve our clients internationally
62%
Wholesale multi-jurisdictional client revenue
is generated by clients banking with us across
multiple markets.
(2023: 61%)
Gender representation
34.6%
Senior leadership roles held by women.
(2023: 34.1%)
Sustainable finance and investment
$393.6bn
Cumulative total provided and facilitated since
1 January 2020.
(2023: $294.4bn)

HSBC Holdings plc Annual Report on Form 20-F	5
Highlights
Financial performance reflected business growth, particularly in Wealth.
We continued to make progress in reshaping the Group and we have announced a simplification of our organisation structure to accelerate strategic delivery.

Financial performance (vs 2023)
–Profit before tax rose by $2.0bn to $32.3bn,
including a $1.0bn net favourable impact from
notable items. In 2024, these included a gain of
$4.8bn on the disposal of our banking business
in Canada, the impacts of the disposal of our
business in Argentina, comprising a $1.0bn loss
on disposal, and the recycling of foreign
currency reserve losses and other reserves of
$5.2bn. In 2023, notable items included an
impairment of $3.0bn on our associate, Bank of
Communications Co., Limited (‘BoCom’),
disposal losses of $1.0bn on Treasury
repositioning and risk management and a
$1.6bn gain recognised on the acquisition of
Silicon Valley Bank UK Limited (‘SVB UK’).
Profit after tax increased by $0.4bn to
$25.0bn.
–Constant currency profit before tax
excluding notable items increased by
$1.4bn to $34.1bn, primarily reflecting
revenue growth in Wealth and Personal
Banking (‘WPB’) and Global Banking and
Markets (‘GBM’), partly offset by a rise in
operating expenses, in line with our cost
growth targets.
–Revenue of $65.9bn was stable. There was
growth in revenue from higher customer
activity in Wealth in WPB, and in Equities and
Securities Financing in GBM. In addition, 2023
included disposal losses of $1.0bn related to
Treasury repositioning and risk management.
This was offset by the net adverse impact of
certain strategic transactions described above,
as well as a $0.2bn loss on the early
redemption of legacy securities.
–Constant currency revenue excluding
notable items rose by $2.9bn to $67.4bn.
–Net interest income (‘NII’) decreased by
$3.1bn, reflecting the impact of business
disposals and higher funding costs associated
with the redeployment of our commercial
surplus to the trading book, where the related
revenue is recognised in ‘net income from
financial instruments held for trading or
managed on a fair value basis‘, partly offset by
higher NII in HSBC UK, reflecting the benefit
of our structural hedge. Banking NII of
$43.7bn fell by $0.4bn or 1% compared
with 2023, as increased deployment of our
commercial surplus to the trading book only
partly mitigated the reductions in NII.
–Net interest margin (‘NIM’) of 1.56%
decreased by 10 basis points (‘bps’), mainly
due to increased deployment of our
commercial surplus to the trading book.
–Expected credit losses and other credit
impairment charges (‘ECL’) of $3.4bn were
stable. ECL were $1.8bn in Commercial
Banking (‘CMB’) and $0.2bn in GBM. This
included stage 3 charges relating to the
commercial real estate sector in mainland
China ($0.4bn), the onshore Hong Kong real
estate sector ($0.1bn), and a charge related to
a single CMB customer in the UK. ECL in
WPB were $1.3bn and primarily related to our
legal entities in Mexico, Hong Kong and the
UK. ECL were 36bps of average gross
loans, including loans and advances
classified as held for sale (2023: 32bps).
–Operating expenses grew by $1.0bn or 3%
to $33.0bn, mainly due to higher spend and
investment in technology and the impacts of
inflation, partly offset by reductions related to
our business disposals in Canada and
–France, and from lower levies in the UK and
the US.
–Target basis operating expenses rose by
5%, in line with our cost growth target.
This increase primarily reflected higher spend
and investment in technology, and the impact
of inflation. This is measured on a constant
currency basis, excluding notable items, the
impact of retranslating the prior year results of
hyperinflationary economies at constant
currency, and the direct costs from the sales
of our French retail banking operations and our
banking business in Canada.
–Customer lending balances fell by $8bn on
a reported basis but rose by $14bn on a
constant currency basis. Growth included
lending balance growth in CMB and higher
mortgage balances in WPB.
–Customer accounts rose by $43bn on a
reported basis, and $75bn on a constant
currency basis, with growth across all of our
global businesses, primarily in Asia.
–Common equity tier 1 (‘CET1’) capital
ratio of 14.9% rose by 0.1 of a percentage
point, mainly due to capital generation and a
reduction in RWAs through strategic
transactions, offset by dividends, share buy-
backs and organic balance sheet growth.
–The Board has approved a fourth interim
dividend of $0.36 per share, resulting in a
total of $0.87 per share in respect of 2024,
inclusive of a special dividend of $0.21 per
share. We also intend to initiate a share buy-
back of up to $2bn, which we expect to
complete by our first quarter 2025 results
announcement.

Outlook
–We have announced measures to simplify the
Group and we are focused on opportunities
that build on our strong platform for growth.
–We are now targeting a mid-teens return on
average tangible equity (‘RoTE’) in each of
the three years from 2025 to 2027 excluding
notable items, while acknowledging the
outlook for interest rates remains volatile and
uncertain, particularly in the medium term.
–We expect banking NII of around $42bn in
2025. Our current expectation reflects
modelling of a number of market-dependent
factors. If changes in these factors impact the
output of our modelling, we would update our
expectation for 2025 Banking NII in future
quarterly results announcements.
–We retain a Group-wide focus on cost
discipline. We are targeting growth in target
basis operating expenses of approximately
3% in 2025 compared with 2024.
–Our target basis operating expenses for 2025
excludes the direct cost impact of the business
disposals in Canada and Argentina, notable
items and the impact of retranslating the prior
year results of hyperinflationary economies at
constant currency.
–Our cost target includes the impact of
simplification-related saves associated with our
announced reorganisation, which aims to
generate approximately $0.3bn of cost
reductions in 2025, with a commitment to an
–annualised reduction of $1.5bn in our cost
base expected by the end of 2026. To deliver
these reductions, we plan to incur severance
and other up-front costs of $1.8bn over 2025
and 2026, which will be classified as notable
items. We are focused on opportunities where
we have a clear competitive advantage and
accretive returns, and we aim to redeploy
around $1.5bn of additional costs from non-
strategic activities into these areas, over the
medium term.
–We expect ECL charges as a percentage of
average gross loans to continue to be
within our medium-term planning range of
30bps to 40bps in 2025 (including lending held
for sale balances).

6	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

–Over the medium to long term, we continue to
expect mid-single digit percentage growth
for year-on-year customer lending balances.
–We expect double-digit percentage average
annual growth in fee and other income in
Wealth over the medium-term.
–We intend to continue to manage the CET1
capital ratio within our medium-term target
range of 14% to 14.5%, with a dividend
payout ratio target basis of 50% for 2025,
excluding material notable items and related
impacts.
Our targets and expectations reflect our current
outlook for the global macroeconomic
environment and market-dependent factors, such
as market-implied interest rates (as of mid-January
2025) and rates of foreign exchange, as well as
customer behaviour and activity levels.
  We do not reconcile our forward guidance on RoTE
excluding the impact of notable items, target basis
operating expenses, dividend payout ratio target
basis or banking NII to their equivalent reported
measures.

Reshaping the Group for growth
–We continue to make progress on
reshaping the Group. In 2024, we
completed the sales of our retail banking
operations in France, and exited our
businesses in Canada and Argentina. We have
also enhanced the efficiency of the Group
through smaller inorganic actions.
–In 2024, we served our customers through
three global businesses, Wealth and
Personal Banking, Commercial Banking
and Global Banking and Markets. In
October 2024, we announced that we are
simplifying our organisational structure to
accelerate delivery against our strategic
priorities. Effective 1 January 2025, the Group
operates through four new businesses: Hong
Kong, UK, Corporate and Institutional Banking,
and International Wealth and Premier Banking.
–In January 2024, we completed the sale of
our retail banking operations in France. In
accordance with the terms of the sale, we
retained a €7.1bn ($7.4bn) portfolio of home
and other loans. During the fourth quarter of
2024 we began to actively market this retained
portfolio for sale. On 1 January 2025 we
reclassified this portfolio as hold-to-collect-and-
sell and expect to recognise an estimated $1bn
fair value pre-tax loss in ‘other comprehensive
income’ in equity on the remeasurement of the
financial instruments in 1Q25.
–In March 2024, we completed the sale of
HSBC Bank Canada. The completion of the
transaction resulted in a $4.8bn gain on sale,
inclusive of the recycling of foreign currency
translation and other reserves losses.
Following completion of the sale, the Board
approved a special dividend of $0.21 per
share, which was paid on 21 June 2024.
–In December 2024, we completed the sale
of our business in Argentina. The
completion of the transaction resulted in a pre-
tax loss on sale of $1.0bn during 2024 and a
$5.2bn recycling of foreign currency
translation reserve losses and other reserves
to the income statement in 4Q24.
–During 2024, we completed the sale of our
business in Russia and recognised foreign
currency translation reserve losses of
approximately $0.1bn. We also completed the
sale of our operations in Armenia and exited
our retail banking operations in Mauritius.
–We also announced divestments in our
private banking business in Germany and
our business in South Africa, and we signed
a memorandum of understanding in relation to
the planned sale of our France life
insurance business. In addition, we have
launched a strategic review of our business in
Malta. The review is at an early stage and no
decisions have been made.
–In January 2025, as part of our efforts to
simplify HSBC and increase leadership in our
areas of strength, we announced that we
will begin to wind down our mergers and
acquisitions (‘M&A’) and equity capital
markets activities in the UK, Europe, and
the US, subject to local legal requirements.
We will retain more focused M&A and equity
capital markets capabilities in Asia and the
Middle East.
–In June 2024, we completed the
acquisition of Citi’s retail wealth
management portfolio in mainland China.
This portfolio complements our growing set of
wealth businesses and our ambition to be the
leading international wealth manager for mass
affluent and high net worth individuals in
mainland China.
–In January 2024, we acquired SilkRoad
Property Partners Group – expanding our
real estate investment capabilities in Asia-
Pacific, aligning with our ambition of becoming
a top direct real estate investment manager in
the region.
Acquisitions and disposals that are classified as
material notable items form part of ‘strategic
transactions’ and their impacts are separately
presented in our financial reporting. Read more
on the financial impact of our strategic
transactions on page 111.
Read more on our organisational update on
page 8.

ESG update
Transition to net zero
–Supporting the transition to net zero is a key
priority for HSBC. In our net zero transition plan
published in January 2024, we committed to
continually calibrate our approach to take into
consideration the latest scientific
methodologies, climate-related policy
measures and developments in the real world.
As we near the mid-point towards our 2030
targets, we have begun a review of our
interim 2030 financed emission targets and
associated policies. This forms part of our
annual net zero transition plan review as
referenced in our 3Q24 earnings release in
October.
–In 2020, we set an ambition to achieve net zero
in our own operations and supply chain by
2030. We have made good progress in
reducing our scope 1 and 2 emissions and are
currently on track to deliver reductions of more
than 90% by 2030 compared to our 2019
baseline. However, progress in reducing
emissions in the scope 3 supply chain
component is proving slower than we
anticipated. We currently expect a 40%
emissions reduction across our operations,
travel and supply chain by 2030 which would
mean that we would need to rely heavily on
carbon offsets to achieve net zero in our supply
chain by 2030. As such, we have revisited our
ambition, taking into account latest best
practice on carbon offsets. We are now
focused on achieving net zero in our
operations, travel and supply chain by 2050.
–Since 2020, we have provided and facilitated
$393.6bn of sustainable finance and
investment, which was an increase of $99.2bn
in the past year. This consisted of green and
social financing, alongside other forms of
sustainable financing and investment.
–We have continued to focus on financing
our clients’ transition needs. In 2024, we
launched HSBC Infrastructure Finance to help
realise the financing and advisory
opportunities in creating the infrastructure
for a low carbon economy. We have also
continued to focus on emerging climate
technologies and supply chain
decarbonisation.
–We have continued to participate in cross
sector efforts to support customers’
transitions.
Build inclusion and resilience
–In 2024, 34.6% of senior leadership roles
were held by women, and we are on track
to achieve our ambition of 35% by 2025.
We also continued to work towards meeting
our ethnicity ambitions.
–Digital accessibility is important to us. We are
using the power of technology to help provide
a great digital experience for our customers and
employees, including people with disabilities
and those who are neurodivergent. We also
expanded our efforts to support customers
with disabilities in our branch spaces.
Act responsibly
–We have strengthened our AI governance
processes to help ensure the responsible
development and use of AI and launched
www.hsbc.com/ai to increase the transparency
of our AI strategy with clients and investors.
–We continued to develop our understanding
of our salient human rights issues. In 2024,
we focused on our approach to human rights
risk management relating to the goods and
services we buy from third parties and in
respect of our business customers.

HSBC Holdings plc Annual Report on Form 20-F	7
Who we are
HSBC is one of the largest banking and financial services organisations in the world.
Guided by our purpose of opening up a world of opportunity, our ambition is to be the preferred international financial partner for our clients.

Our global
In 2024, we served around 41 million customers worldwide through a network covering 58 countries and territories.
reach
Approximately
41m
Customers bank with us
We employ approximately
211,000
Full-time equivalent staff
Assets of
$3.0tn
Operations in
58
Countries and territories
Our customers range from individual savers
and investors to some of the world’s
biggest companies, governments and
international organisations. We aim to
connect them to opportunities and help
them to achieve their ambitions.
      For further details of our customers and
approach to geographical information, see
page 94.

Our global
In 2024, we served our customers through three global businesses, which focused on delivering growth in areas where we have distinctive capabilities and have significant opportunities. Our 2024 operating segment results are presented on this basis.
Effective 1 January 2025, the Group will operate through four new businesses which are detailed on page 8.
businesses
in 2024
Wealth and Personal
Banking (’WPB’)
WPB helped millions of our
customers look after their day-to-
day finances and manage, protect
and grow their wealth.
For further details, see page 29.
Commercial Banking
(‘CMB’)
Our global reach and expertise
helped domestic and international
businesses around the world
unlock their potential.
For further details, see page 31.
Global Banking and
Markets (’GBM’)
GBM provided a comprehensive
range of financial services and
products to corporates,
governments and institutions.
For further details, see page 33.
For further details on our
organisational update, see page 8.

Revenue in 2024 by global business1
WPB
42%
CMB
32%
GBM
26%
1  Calculation is based on revenue of our global businesses excluding Corporate Centre. Corporate Centre had negative revenue of $1,929m in 2024. See page 35 for details of Corporate Centre results in 2024.

8	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Our new
Effective from 1 January 2025, we have implemented a new organisational business structure that aims to unleash our full potential by building on our strong progress in recent years and driving our success into the future.
organisational
structure

Hong Kong Being the market leader in our home market of Hong Kong is one of our clear strengths and remains a strategic priority.	UK Our UK ring-fenced bank has a leading market position in our home market of the UK and will continue to be a critical pillar of our strategy.

Corporate and Institutional
Banking
Our new Corporate and Institutional Banking
business is a market leader in cross-border
transaction banking and capital markets and
integrates our Commercial Banking business
(outside the UK and Hong Kong) with our Global
Banking and Markets business.

International Wealth
and Premier Banking
This business brings together Premier focused
banking (outside Hong Kong and the UK), our Global
Private Bank, and our wealth manufacturing
businesses of Asset Management and Insurance.

Group Operating Committee

To align with the new structure, a new Group Operating Committee comprised of 12 members now serves as the leading decision-making committee of the Group, replacing the Group Executive Committee of 18 members. The Group’s functions are also being realigned to support the new business structure.

* Both our Hong Kong and UK businesses will serve our personal banking customers and commercial clients residing in these home markets.
For further details on our senior management team, see page 272.

Our values
Our values help define who we are as an organisation, and are key to our long-term success.

We value difference	We succeed together	We take responsibility	We get it done

Our stakeholders
Building strong relationships with our stakeholders helps enable us to deliver our strategy in line with our long-term values, and operate the business in a sustainable way.

Our stakeholders are the people who work for us, bank with us, own us, regulate us, and live in the societies we serve and the planet we all inhabit. These human connections are complex and overlap.	Many of our employees are customers and shareholders, while our business customers are often suppliers. Guided by our purpose, we aim to create value for our customers and shareholders.	Our size and global reach mean our actions can have a significant impact. We are committed to doing business responsibly, and thinking for the long term. This is key to delivering our strategy.
For further details of how we are engaging with our stakeholders, see page 19.

HSBC Holdings plc Annual Report on Form 20-F	9
Group Chairman’s shareholder letter

Sir Mark E Tucker Group Chairman
2024 was a year of strong performance. We continued to help
our customers navigate challenges and capture meaningful
opportunities, whilst providing increased returns for our
shareholders. Looking ahead, we have the right people and
structure to drive accelerated growth in 2025 and beyond.

In 2024, global economic growth was mixed.
In the West, the US remained an
outperformer, while growth across Europe
was disappointing. In Asia and the Middle
East, there was broadly steady growth. With
inflation falling and with signs of the labour
market softening, the US Federal Reserve
was able to start cutting rates, as did most
advanced economies.
This was against a backdrop of significant
geopolitical uncertainty, heightened by
numerous and consequential elections across
the world. The war in Ukraine, now entering
its fourth year, and the conflicts and
continuing tensions in the Middle East, have
had a tragic human impact. Our thoughts are
with all those who have suffered and
continue to experience the devastating
consequences.
In this context, our focus is on our
customers, leveraging our global network to
help them navigate the challenges and
capture the opportunities that emerge. That
approach, combined with the disciplined
execution of our strategy, delivered another
strong financial performance and increased
returns in 2024.
And we are very well positioned for the
future.
HSBC’s 160th Anniversary
2025 will mark HSBC’s 160th anniversary.
In 1865, HSBC’s founders started out with a
clear and simple objective: to establish a bank
in Hong Kong and Shanghai that would
facilitate local and international trade,
connecting East and West, and the many
places in-between.
That objective is as relevant and significant
today as it was then.
2024 progress and performance
In 2024, we delivered profit before tax of
$32.3bn - an increase of $2.0bn compared
with 2023. Our return on average tangible
equity was 14.6%, or 16% excluding the
impact of notable items.
We delivered increased returns for our
shareholders. The Board approved a fourth
quarterly dividend of $0.36 per share, bringing
the total dividend announced for 2024 to
$0.87 per share. This includes the special
dividend of $0.21 per share that was paid in
June following the completion of the sale of
HSBC Bank Canada. In addition, we
announced three share buy-backs in respect
of 2024 worth a total of $9bn. And today, we
announced a further share buy-back of up to
$2bn.
Since the start of 2023, we have repurchased
11% of the issued share count. Combined
with our sustained levels of profitability, this
led to greater earnings and dividends per
share for our shareholders.
Dividends paid in 2024, together with a more
than 20% increase in the share price,
delivered a total shareholder return for the
year of more than 30%.
Our performance demonstrates that our
strategy is working. To maintain, and indeed
accelerate, the momentum, we are being
very deliberate in creating investment
capacity for priority areas, focusing on long-
term strategic growth.
Optimising cost and capital allocation, we
completed the sale of our businesses in
Canada, Russia, Argentina, and Armenia, as
well as our retail banking operations in France
and Mauritius. We announced the planned
sale of our business in South Africa and of
our private banking business in Germany, as
well as the planned sale of our life insurance
business in France.
In parallel, our strategic investments are
yielding significant results. In Wealth, for
instance, revenue grew by 18% in 2024,
including a 21% increase in fee and other
income. The continued inflow of Net New
Invested Assets and growth in total
customers point to the material upside
opportunity. In Hong Kong, for instance, we
added approximately 800k new-to-bank
customers.

10	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

"Our performance
demonstrates that our
strategy is working. To
maintain, and indeed
accelerate, the
momentum, we are
being very deliberate in
creating investment
capacity for priority
areas, focusing on long-
term strategic growth."
At the same time, we secured multiple
additional licences to expand our operations
in mainland China. In India, we received an
approval earlier this year to open bank
branches in 20 new cities that are at the
centre of the expanding wealth and
international opportunity.
We will continue to focus on and invest in
growth opportunities where we have a clear
competitive advantage.
Leadership and Board Changes
Following Noel Quinn’s decision to retire as
Group Chief Executive, the Board ran a
rigorous and robust process to appoint his
successor.
I would like to once again pay tribute to
Noel’s exceptional leadership and thank him
for his unwavering commitment and
dedication to HSBC during his 37 years of
service. We wish him the very best in all of
his future endeavours.
In September, Georges Elhedery became our
Group Chief Executive. He brings a wealth of
experience and an outstanding track record of
delivery, achieved over a career spent
working in Asia, the Middle East and Europe.
In a little over five months, he has already
made his mark.
From 1 January 2025, we began operating
through four businesses: Hong Kong, the UK,
Corporate and Institutional Banking, and
International Wealth and Premier Banking.
The objective is to create a simpler and more
dynamic organisation - with faster decision-
making and clear lines of accountability.
Georges was succeeded as Group Chief
Financial Officer by Pam Kaur, who joined the
Board as an Executive Director, having
previously served as Group Chief Risk and
Compliance Officer.
At the 2024 Annual General Meeting (‘AGM’),
David Nish retired from the Board. David
made invaluable contributions over eight
years, particularly as Chair of the Group Audit
Committee and as Senior Independent
Director. Ann Godbehere took over as Senior
Independent Director. Ann’s extensive
financial services experience, over a 30-year
career spanning insurance, retail and private
banking, and wealth management, positions
her very well for this role. Brendan Nelson
took over as Chair of the Group Audit
Committee. His UK and international financial
and auditing expertise and experience are
enormously valuable.
In 2024, the Board held meetings in mainland
China, Dubai, Singapore, New York, and
London. On each occasion, we had the
privilege and pleasure to meet with valued
clients, government officials, regulators, and
colleagues.
Our AGM in London and the Informal
Meeting of our Hong Kong Shareholders
provided substantive opportunities to engage
with our shareholders, on important issues
related to the Group.
Global outlook
The economic outlook remains uncertain with
potential downside risks to global growth
from trade frictions and supply chain
disruptions. Inflation has declined but is
proving stubborn and could be impacted by
oil and gas prices, as well as any trade tariffs.
Global growth is expected to remain fairly
stable in 2025, with the US still likely to
remain the major engine of growth. However,
policy priorities are adding to uncertainties
regarding growth prospects around the world.
Already, it appears that the improvement in
world trade growth may be starting to falter.
In China, the package of fiscal and monetary
measures announced in the final quarter of
2024 was welcome and helped it reach its
annual target of ‘around 5%’ GDP growth.
Aided by its transformation to a consumption-
led and innovation-focused economic model,
we expect it to deliver a comparable
performance in 2025. Hong Kong should also
continue to expand, with its growth directly
linked to mainland China.
Elsewhere in Asia, changing supply chains
and resilient local demand helped to drive
growth in a number of markets, including
India. Over the longer term, the demographic
dividend will benefit countries like India and
markets across South and Southeast Asia.
As this happens, we also continue to see
great potential in the fast-growing corridor
between Asia and the Middle East, where
strong demographics combine with large
scale capital spending on infrastructure and
further diversification, which are set to
continue.
In Europe, with inflation pressures easing and
interest rates on a downward trajectory,
consumer spending should rise. As a result,
we expect the Eurozone to expand this year.
Meanwhile, the new UK government is
pursuing a pro-growth agenda, which we fully
support.
Our people
I want to end by expressing the Board’s
immense appreciation and gratitude to all our
colleagues for driving our Group forward.
All that we delivered in 2024 was only made
possible by their sustained efforts, energies,
and execution focus. They are the lifeblood of
the HSBC Group, serving our customers and
creating value for shareholders.
Sir Mark E Tucker
Group Chairman
19 February 2025

HSBC Holdings plc Annual Report on Form 20-F	11
Group CEO’s shareholder letter

Georges Elhedery Group CEO
A simple, more agile, focused organisation built on our core strengths, delivering sustainable strategic growth for our customers and shareholders.

RoTE
14.6%
(2023: 14.6%)
RoTE excluding notable items
16.0%
(2023: 16.2%)
Profit before tax
$32.3bn
(2023: $30.3bn)
Dear fellow shareholders,
The opportunity to lead HSBC is a privilege.
Even more so as we celebrate our 160th
anniversary. Like each of my predecessors, I
see my responsibility as delivering
sustainable strategic growth for our
shareholders. This begins by putting our
customers at the centre of everything we do.
Our financial strength, international network,
heritage, and brand mean we build upon firm
foundations.
We look to the future with confidence.
We begin from a position of strength, which
is reinforced by our 2024 performance.
During the year, we delivered a return on
average tangible equity (‘RoTE’) of 14.6%.
This includes several notable items, in
particular related to strategic disposals.
Excluding these, our RoTE was 16.0%,
achieving our ‘mid-teens’ target. Our
common equity tier 1 (‘CET1’) capital ratio
was 14.9%, reflecting our long-standing
financial strength. With our continued focus
on cost discipline, we managed cost growth
on our target basis of around 5%, which was
in line with our targeted cost growth. This
strong performance enabled us to announce
$26.9 billion in returns to our shareholders
through dividends and share buy-backs,
which we expect to remain central to our
strategy.
Simple, more agile, focused
The world in which we operate is changing
quickly. We are adapting to help our
customers navigate new complexities. By
doing so, we will open up a world of
opportunity as we serve their needs,
delivering on our strategy.
Since assuming the role in September, I have
focused on injecting energy and intent into
the way we deliver our strategy. We are
being more agile in the way we allocate our
resources and invest to prepare for the
future. That includes retiring non-strategic
assets and embracing the productive power
of new technologies and tools to modernise
HSBC and enhance the way we serve our
customers.
We have renewed vigour in finding the
efficiencies that will optimise our resource
allocation, be that geographical, business line
or balance sheet. This will enhance the way
we actively and dynamically manage costs
and capital, and target investments.
We will be guided by three overarching
priorities:
–Focus on our customers, delivering high
levels of satisfaction;
–Drive long-term growth by focusing on our
strengths, increasing our leadership and
market share in the areas where we can
generate attractive returns;
–Simplify our structure and operating model.
Reshape and rationalise our portfolio, to
meet the needs of a fast-changing world.
To achieve this, I have put in place a smaller,
core team of exceptionally talented leaders.
They are each committed to fostering a culture
of excellence for our colleagues, driven by a
growth-orientated mindset. HSBC’s many
talented colleagues around the world are key to
delivering the exceptional customer experience
that will drive our future growth.
We have also simplified the organisation in
two important ways.
First, by moving away from a complex matrix
governance structure built around three
business lines and five geographical regions
to create four new businesses. Each firmly
rooted in our core strengths:
–Corporate and Institutional Banking, which
combines our two wholesale businesses;
–International Wealth and Premier Banking,
to focus on accelerating the build out of our
global wealth proposition;

12	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

"Our ambition is to
  unlock HSBC’s full
  potential for the benefit
  of all our stakeholders,
  provide excellent
  customer outcomes that
  enhance our franchise
  and brand, generating
  the strategic growth that
  will deliver attractive
  returns for you, our
  shareholders."
–Our two home markets of Hong Kong and
the UK, where we have scale and market-
leading positions.
HSBC’s supporting infrastructure is being
simplified and realigned to enable these four
businesses to grow.
Simply put, we are aligning our structure to
our strategy.
Second, we are significantly improving our
operating model, led by a tighter team at the
Group Operating Committee, that will:
–Provide clarity of accountability, empower
colleagues to make faster decisions and
accelerate the pace at which we generate
greater productivity;
–Make HSBC simple, with fewer
management lines and layers, and less
committees, designed to reduce
bureaucracy, create closer collaboration,
emphasise teamwork, and facilitate the
flow of ideas and innovation;
–Adapt quickly to the factors that are
shaping the economies and industries in
which our customers operate;
–Sharpen and strengthen our focus on
capital efficiency and firm-wide risk
management.
This will create a step change in the way we
work, the way we serve customers and the
way we generate sustainable strategic
growth, driving higher returns for our
shareholders.
In short, unlocking HSBC’s full potential.
Designed to deliver strong, sustainable
strategic growth
For 160 years, HSBC has been defined by its
financial strength and international network.
Both remain enablers of everything we do.
What is changing is the clarity, speed and
intensity with which we are repositioning
HSBC around our four complementary, clearly
differentiated businesses.
Corporate and Institutional Banking (‘CIB’) is
an international wholesale bank with
significant competitive advantages. It has a
powerful deposit franchise with financing
capabilities supported by the strength of our
balance sheet and our network. It has the
products and skills required to serve the
global banking needs of international
corporate clients, particularly in transaction
banking where we continue to invest. This
positions us to better capture global and intra-
regional flows as supply chains reconfigure,
new trade routes emerge, economies grow,
and customers’ expectations of financial
services evolve.
The future economy will require financing and
investment in sectors such as advanced
technologies, specifically digitalisation,
computing and generative AI, as well as clean
energy and healthcare. CIB is well positioned
to facilitate this by helping entrepreneurs to
secure the capital they need to build the
businesses of the future and by supporting
our customers as they look to decarbonise.
International Wealth and Premier Banking
(‘IWPB’) is ideally placed to capture the
increasing number of affluent and high-net-
worth customers. Especially those with
international banking needs who seek new
investment opportunities to help them to
protect and grow their wealth. Our
recognised brand, financial strength and
complementary footprints across Asia and
the Middle East serve to reinforce HSBC‘s
position in the world’s fastest-growing wealth
markets. We also have an asset management
business with distinct specialism in both
regions offering customers access to
investment opportunities across asset
classes.
The Hong Kong and UK businesses give us
strong platforms in our home markets. We
serve personal banking customers and small
and medium enterprises in these businesses.
In Hong Kong specifically, where HSBC was
founded, Hang Seng Bank, a customer-
centric community bank, is a strategically
important investment of the HSBC Group,
which enhances the strength of our franchise
and market-leading position. We also have a
fast-growing insurance manufacturing
business in Hong Kong, leveraging the
inflows that are propelling Hong Kong to
become the leading international wealth hub.
In the UK, we have a leading retail,
commercial and innovation-focused bank
which continues to build market share.
Customers in Hong Kong and the UK with
global banking needs will be able to access
the power of our international network
through our CIB and IWPB businesses, that
are anchored in these two leading
international financial centres.

HSBC Holdings plc Annual Report on Form 20-F	13
Financial strength
CET1 ratio
14.9%
(2023: 14.8%)
In 2024, our strong financial performance
enabled us to announce
$26.9bn
in returns to our shareholders through
dividends and share buy-backs.
Cost discipline
Operating expenses
$33.0bn
(2023: $32.1bn)
Target basis operating expenses up 5% to
$32.6bn
Delivering on our priorities to customers
and shareholders
HSBC is a highly connected, global
organisation. Our international network is a
significant differentiator.
By refocusing on our core strengths, we are
creating a simple, more agile, focused
organisation structured to better serve our
customers and deliver for our shareholders.
We have taken the first deliberate and
decisive steps. We continue to move at pace
and with a relentless focus on actively
managing our costs. Not as a one off, but as
an embedded mindset.
How we deliver on our three priorities is
equally important. We are instilling a culture
of excellence, leadership and accountability
throughout the firm. We are also undergoing
a comprehensive transformation of our
operations, modernising our infrastructure,
and investing in technology such as AI,
generative AI, data and analytics. This will
enhance customer experience as well as
drive operational excellence.
The aim being to create a refocused,
reinvigorated HSBC, firmly rooted in four
complementary businesses with the ambition
to generate high levels of total shareholder
returns.
Today’s actions define a confident
future
I am confident about our future and what we
can achieve.
As we celebrate our 160th anniversary, our
history and heritage stand us in good stead.
In so many ways, adapting to new economic
realities and technologies is what we have
always done. It brings out the best in our
people and culture, especially when acting as
a trusted advisor to our customers as they
navigate the world’s economic uncertainties
and look towards new opportunities.
As we look to the future, our strategic
priorities are clear, our leadership team is
now in place, supported by a simplified
structure that enables action.
We have clarity on who we are and what we
seek to achieve. We are driven by a precision
of purpose that guides the way we do
business, the values we uphold and the way
we serve our customers, colleagues and
communities.
We are prioritising a high-performance culture
where employees are passionate about what
they can achieve and rewarded for their
strong customer focus, skills, ambition and
initiative. We will invest in our people, one of
our most valuable assets, providing them
with expansive career opportunities and
supporting them in developing future-focused
skills, establishing HSBC as an employer of
choice and a great place to work.
A strong culture and effective leadership will
be key to our long-term success.
I would like to thank all of my colleagues for
their valuable contributions to our results. It is
a privilege to work with such talented people.
Their dedication, commitment, and desire to
deliver for our customers differentiates HSBC
and is key to delivering long-term growth.
The actions we are taking will have clear and
tangible impact. Our ambition is to unlock
HSBC’s full potential for the benefit of all our
stakeholders, provide excellent customer
outcomes that enhance our franchise and
brand, generating the strategic growth that
will deliver attractive returns for you, our
shareholders.
Georges Elhedery
Group CEO
19 February 2025

14	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Our strategy
During 2024, we continued to implement our strategy
aligned to our purpose, values and ambition.
On 22 October 2024, we announced that we
would simplify our organisational structure to
help accelerate delivery against our strategic
priorities. Effective 1 January 2025, we are
operating through four new businesses:
Hong Kong, UK, Corporate and Institutional
Banking, and International Wealth and
Premier Banking. The Group’s functions are
being realigned to support the four
businesses. For 2024, the bank operated
under, and our reporting remained aligned to,
our prior global business structure, Wealth
and Personal Banking, Commercial Banking
and Global Banking and Markets.

Building leadership where we are strong
Our strategic priorities remain clear. We aim
to maintain and build on our leadership in
Hong Kong and the UK. International
connectivity distinguishes HSBC – indeed,
international trade has always been at the
heart of our business. We were founded in
Hong Kong in 1865 and by 1875 had
expanded into seven countries across Asia,
Europe and North America.
We are committed to building on our strong
platform for growth. HSBC is a highly
connected, global business and the plans we
set out in October 2024 aim to increase our
leadership and market share in areas where
we have competitive advantage, deliver
best-in-class products and service excellence
to our customers, and create a simple,
more agile, focused organisation with
clearer lines of accountability and faster
decision making.

2024 results
We delivered a good set of results again in
2024. Our reported profit before tax was
$32.3bn. During 2024, we reported several
notable items, in particular related to the
disposal of our businesses in Canada and
Argentina. To facilitate comparison across
periods, we also consider profit before tax
excluding notable items and the impact of
foreign currency translation. On this basis,
profit before tax was $34.1bn, compared with
$32.7bn in 2023. Our reported revenue of
$65.9bn was broadly stable compared with
2023. Excluding notable items and in
constant currency, we grew revenue by 5%
compared with 2023.
In 2024, we achieved a RoTE of 14.6%.
GBM
$7.1bn
During 2024, we reported several notable
items, in particular related to strategic
disposals. To facilitate comparison across
periods, we also consider our RoTE excluding
the impact of notable items. In 2024, RoTE
excluding notable items was 16.0%,
achieving our target of ‘mid-teens’. We
delivered a 16.2% RoTE excluding notable
items in 2023.
14.6%
Return on average tangible equity
(2023: 14.6%)
Reported profit before tax
Corporate Centre
$1.2bn
$32.3bn
(2023: $30.3bn)
WPB
$12.2bn
CMB
$11.9bn

Progress in our affluent and wealth businesses
In WPB, revenue increased by 7% compared
with 2023 on a constant currency basis.
We continued to demonstrate strategic
progress during 2024, building our affluent
and wealth propositions, taking advantage of
the growth of wealth assets, specifically in
Asia. At 31 December 2024, wealth balances
in WPB were $1.8tn, an increase of 7%
compared with 2023. Within this we
attracted net new invested assets of $64bn
in 2024, with $47bn booked in Asia. Wealth
deposits, including Premier and Global
Private Banking deposits, grew to $555bn.
Revenue in Wealth was up $1.3bn or 18%
on a constant currency basis, with an
increase in Asia of 32%. This supports our
medium term target to grow Wealth fees
and other income at a double-digit
percentage compound annual growth rate
over the medium term. Our total invested
assets were $1.3tn, up from $1.2tn in 2023.
There was a strong performance in our WPB
insurance business, which delivered revenue
growth of 32% to $1.8bn. Our insurance
manufacturing new business contractual
service margin (‘CSM’) of $2.5bn increased
by 49% compared with $1.7bn in 2023. The
growth in CSM underpins our potential future
revenue from this business.
$1.8tn
Wealth balances
Increased by 7% compared with 2023

HSBC Holdings plc Annual Report on Form 20-F	15
Progress in our wholesale businesses
In CMB, revenue declined by 4% compared
with 2023 on a constant currency basis. This
was primarily due to the non-recurrence of a
gain in 2023 on the acquisition of SVB UK. In
GBM, constant currency revenue grew by
11% compared with 2023.
Our strength in international connectivity is a
key differentiator. We partner with our clients
as they expand internationally. The
reconfiguration of global supply chains plays
to our strength in network business: in our 58
markets, we are well placed to help clients
manage increased complexity.
Transaction banking is a leading HSBC
proposition. We ranked second by Global
Payments Solutions (‘GPS’) revenue in the
first three quarters of 20241. We also
facilitated over $850bn in trade2 and have
been ranked first in revenue for the last
seven consecutive years3. We generated
revenue of $26.3bn from transaction banking
during 2024, which was broadly stable
compared with 2023. We were ranked joint
second in Global Foreign Exchange (‘GFX’)
revenue4 and second in APAC securities
services in the first three quarters of 20245.
$850bn
Trade volume facilitated
1  Source: Coalition Greenwich Competitor Analytics
– 9M24.
2  HSBC internal management information,
excluding Hang Seng, Malaysia and Germany.
3  Source: Coalition Greenwich Competitor Analytics
– 9M24.
4  Source: Coalition Greenwich Competitor
Analytics – 9M24.
5  Source: Coalition Greenwich Competitor
Analytics – 9M24.

Performance across geographies
Hong Kong
We have the leading banking franchise in Hong
Kong, with $575bn in customer deposits and
market leadership in a number of product
areas6. In 2024, reported revenue was
$21.2bn, an increase of 6%. We welcomed
799,000 new-to-bank customers in WPB, with
the rate of growth accelerating from 345,000 in
the first half of 2024, to 454,000 in the second
half. Our 2024 full year new-to-bank customers
numbers grew by 66% compared with 2023.
We also continued to solidify our leadership
position and grow our WPB business. In our
wholesale businesses, we focused on
maintaining our leading position across multiple
products. In trade finance, our market share
was 29.2%, an increase of 3.5 percentage
points from 20237.
UK
HSBC UK has a top 3 franchise8 with $340bn
in customer deposits. Reported revenue was
$12.8bn in 2024, a decrease of 5%, although it
represented an increase of 5% excluding the
$1.6bn gain on acquisition of Silicon Valley
Bank UK – a notable item in 2023. We
continued to grow our CMB business and we
are ‘Share Leader’ in UK corporate banking
with 75% market penetration, according to
Coalition Greenwich. In our WPB business, we
grew mortgage lending balances by $4.6bn
since 31 December 2023 on a constant
currency basis, taking our UK mortgage
market share from 8.0% to 8.1%9. In the UK,
we see the opportunity to continue building
our mortgage franchise and build share in
small and medium-sized enterprise (‘SME’)
banking.
Other markets
In addition to Hong Kong and the UK, we
have an established presence in a number of
markets, including mainland China, India,
Singapore and the UAE. These markets are
well connected to international trade, wealth
and investment flow and are key to our
international connectivity.
In 2024, we reported profit before tax of
$3.2bn in our mainland China business,
including a $2.2bn share of profit from our
associate, BoCom. We have a strong client
franchise in mainland China, helping to
support clients’ international needs. We were
the Best Trade/Supply Chain Finance Bank in
202410. We also completed the acquisition of
Citi’s retail wealth management portfolio, and
supported by our expanded onshore Global
Private Banking business, grew our wealth
invested assets by 61% compared with 2023.
In India, we reported a profit before tax of
$1.7bn. We aim to continue growing our
wholesale franchise by taking advantage of
corporate supply chains. In 2024, we were
recognised by Euromoney as the number one
International Bank in India. We are also
tapping into the wealth pools of the Indian
diaspora through Global Private Banking. In
2024, we remained the top foreign bank for
non-resident Indians in wealth11. In January
2025, we received permission to open 20
further branches, the largest such approval
for a foreign bank in over a decade.
In Singapore, we generated profit before tax
of $1.4bn. Singapore is our primary wholesale
offshore booking centre and wealth hub
within the ASEAN region and is a centre for
our transaction banking operations. In 2024,
we were recognised by Euromoney as the
Best International Bank and the Best Cash
Management Bank in Singapore. We
continued to grow our Premier and Wealth
balances in Singapore in 2024.
In the UAE, we generated $0.9bn in profit
before tax. We continue to be the largest
foreign bank in the UAE12 and aim to continue
growing our institutional and international
wholesale banking business, leveraging the
vital role the UAE and the Middle East play in
global trade. In 2024, we were ranked
number one in equity and debt capital
markets in MENAT for the 4th consecutive
year13 and Euromoney recognised us as the
UAE’s Best International Bank. We
established onshore Global Private Banking in
2022 and have continued to invest in our
wealth platforms including our global online
trading platform WorldTrader, launched in
2024. Our Wealth invested assets grew by
25% compared with 2023, and we saw an
increase of 8% in our international new-to-
bank customers during the same period.
As noted above, from 1 January 2025, we are
operating through four businesses, while
during 2024, we operated through three
global businesses: WPB, CMB and GBM.
799,000
Hong Kong WPB new-to-bank customers
75%
UK corporate banking market penetration
6HSBC internal analysis based on loans and
advances to customers and customer accounts in
our Hong Kong legal entity as of 30 June 2024,
and the financial data presented in the 2Q24
results announcements of 13 selected peer banks.
7Source: HKMA.
8HSBC internal analysis based on the 9M24 PBT
of HSBC UK and the financial data presented in
the 3Q24 results announcements of four
selected peer banks.
9Source: Bank of England.
10Source: Corporate Treasurer Awards 2024.
11Source: Indian Mutual Fund Industry.
12HSBC internal analysis based on 9M24 revenue,
deposits and advances, using peers' published
results.
13Source: Bloomberg league table.

16	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Reshaping and focusing the Group
We have continued to make progress in
reshaping the Group. In 2024, we completed
the sales of our businesses in Canada,
Russia, Armenia and Argentina. Furthermore,
we disposed of our retail banking operations
in France and Mauritius.
We also announced planned disposals in our
private banking business in Germany and our
business in South Africa. We signed a
memorandum of understanding in relation to
the planned sale of our France life insurance
business and have launched a strategic
review of our business in Malta. The review
is at an early stage and no decisions have
been made.
We completed the acquisition of Citi’s retail
wealth management portfolio in mainland
China and SilkRoad Property Partners Group
in Singapore.
We expect further reshaping actions as we
align the Group with our four businesses.

Deposit strength core to our strategy
We are proud of our deposit strength across
all of our franchises, which has built steadily
since our founding. We have a total deposit
base of $1.65tn, comprised primarily of
current and savings accounts. Our balance
sheet is also highly liquid with customer
loans of $0.93tn, representing 56% of
customer deposits. We operate with a
customer deposits surplus of $724bn relative
to customer loans. We hold a surplus of
deposits in each of our major functional
currencies, including US dollars, Hong Kong
dollars, sterling, renminbi and the euro. We
also operate a surplus of customer deposits
relative to customer loans in our major
operating entities, including The Hongkong
and Shanghai Banking Corporation Limited,
HSBC UK and HSBC Bank plc.
The long 2009-2021 period of close-to-zero
central bank interest rates and very low
government bond yields in many of our
operational currencies constrained our
earnings in prior years. One contributor to
our rise in profits in recent years has been a
return of central bank interest rates and
government bond yields to levels more
typical of prior decades.
Over the period from 2022 to 2024, we
increased both the size and duration of our
structural hedge, further stabilising our
banking NII. The sensitivity of our banking NII
to a 100bps parallel downward shift in
interest rates has reduced from c.$(7)bn at
30 June 2022, to $(2.9)bn at 31 December
2024. This was primarily due to hedging
actions, although higher prevailing interest
rates also contributed to a reduction in
sensitivity. The Group expects to further
increase the size and duration of the
structural hedge, subject to market
conditions.
$1.65tn
Customer deposit balances
(2023: $1.61tn)
$0.93tn
Customer loans
(2023: $0.94tn)

Improving operational excellence through artificial intelligence
We are transforming our operations to
enhance customer experiences through the
use of artificial intelligence (‘AI’) and
automation to help deliver faster,
personalised and more seamless services.
Through the reduction of inefficiencies and
streamlining processes we will help provide
quicker responses and better journeys for
our customers. The investments we are
making in Technology will contribute to a
simpler, safer organisation with operational
resilience and stability at its core, helping to
create lasting value for both our customers
and stakeholders.
By harnessing AI capabilities, HSBC aims to
improve customer service through AI
supported mobile apps and strengthened
contact centre capabilities, as well as
improving process efficiency in onboarding,
know-your-customer, and credit applications.
We are supporting our engineers through the
scaled roll out of coding assistants to
improve technology productivity, and we are
using AI to help protect the bank and our
customers more effectively against fraud and
cyber crime.
We are committed to the responsible use of
AI, ensuring that our initiatives align with
industry and regulatory standards and best
practices. Our governance frameworks aim
to enable robust prioritisation of use cases
whilst mitigating potential risk associated
with AI deployment.

HSBC Holdings plc Annual Report on Form 20-F	17
Our ambitions
Mid-teens RoTE extended
During 2024, we announced our intention to
target a mid-teens RoTE1, excluding the
impact of notable items, for 2025. Alongside
our 2024 annual results, we have extended
this target to each of 2025, 2026 and 2027.
We will consider our cost and investment
plans within this framework.
Simplification
With our 2024 results, we have announced
that we aim to generate approximately
$0.3bn of cost reductions in 2025, with a
commitment to an annualised reduction of
$1.5bn in our cost base expected by the end
of 2026. These savings are primarily people-
related organisational design reductions, have
negligible impact on revenues and are aligned
to the strategic reorganisation of the Group.
We have simplified our businesses in our
domestic markets, Hong Kong and the UK.
Our scale retail and commercial banking
platforms here will benefit from shorter lines
of decision making, empowering our
colleagues to get things done.
We plan to intensify successful partnerships
between our domestic markets and our
international franchises, CIB and IWPB, for
those clients with more complex and
networked needs. Ensuring we continue to
provide the services and products our global
scale enables us to create is key to our
growth. We will continue to service Wealth
clients; and internationally active commercial
and corporate clients in Hong Kong and the
UK on an integrated basis.
Growth
We are focused on growth opportunities
within our strategy that play to our strengths,
while maintaining tight cost discipline and
continuing to invest in growth and efficiency.
We see growth opportunities in each of our
four franchises. In CIB, these include further
expanding our international network
businesses, notably transaction banking. In
IWPB, we intend to particularly focus on
building our successful wealth business,
especially in Asia. In Hong Kong, we intend to
support continued growth in non-resident
customer numbers and will seek to build on
our strong SME proposition. In the UK, we
see the opportunity to continue building our
mortgage franchise and build share in SME
banking.
We will consider using cost savings
generated through business disposals for
incremental re-investment into our core
franchises. This would be in addition to our
ongoing investments.
Capital generation
Our business model is designed to be highly
capital generative. In 2024, our common
equity tier 1 (‘CET1’) capital ratio grew from
14.8% to 14.9% as at 31 December 2024.
During the calendar year, we paid $5.5bn
ordinary dividends with respect to 2024, we
expect to pay a further $6.4bn through the
fourth interim dividend and we expect to
repurchase $11bn of our shares for
cancellation with respect to 2024. The capital
generated on the disposal of our Canadian
banking operations supported the $0.21 per
share special dividend paid in 2Q24,
representing a further $3.9bn distribution.
We aim to maintain a CET1 capital ratio in the
range of 14 to 14.5% over the medium term.
Our primary use of capital generation is to
pay an ordinary dividend of 50% of profit
attributable to ordinary shareholders,
excluding material notable items and related
impacts (our dividend payout ratio target
basis1). Our preferred use of capital after
paying the dividend is to support the growth
of our four businesses.
In recent years, much of our income growth
has come from capital-light income streams,
such as deposit revenue from higher interest
rates; and from fee income, notably in
Wealth. Our RWAs of $838.3bn at 31
December 2024 remained broadly stable
compared with 31 December 2022.
Combined with strategic actions, this enabled
the Group to buy back 11% of its outstanding
shares in two years, while reporting a CET1
ratio rising from 14.2% to 14.9% over the
two years.
Should organic growth in any given year
require less incremental capital than the
Group has retained after paying ordinary
dividends to our shareholders, we plan to
consider further share buy-backs.
c.$1.5bn
Annualised reduction in our cost base by the
end of 2026
14-14.5%
CET1 capital ratio over the medium term
50%
Dividend payout ratio target basis1
1We do not reconcile our forward guidance on
RoTE excluding the impact of notable items,
target basis operating expenses, dividend payout
ratio target basis or banking NII to their
equivalent reported measures.

18	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

ESG overview
Our approach to environmental, social and governance is rooted in creating long-term value for our customers and the economies that we serve.

Our approach
Our approach to ESG is focused on creating
long-term value for our customers and wider
stakeholders. We focus our efforts on three
areas: the transition to net zero, building
inclusion and resilience, and acting
responsibly.
Our approach to the transition
Supporting the transition to net zero is a key
priority for HSBC. We believe the transition to
net zero will help make the global economy
stronger and more resilient against mounting
climate impacts. In October 2020, we
announced our ambition to become a net zero
bank by 2050. We believe supporting our
customers’ transition both benefits their
business and helps generate long-term
financial returns for our shareholders.
Since we set our net zero ambition, collective
global efforts have driven progress in some
vital areas of the decarbonisation challenge.
Billions of dollars have been allocated to clean
energy. Falling costs of renewables and
advancements in clean technologies have
accelerated their adoption. And while it is
taking time for more nascent industries such
as hydrogen, carbon capture and storage and
sustainable aviation fuel to scale, with
supportive government policies and industrial
strategies their adoption can be accelerated,
and their costs reduced.
We have always recognised that the
transition would not be linear. Yet while the
transition has progressed, the global pace of
change remains insufficient. As the UN’s
latest Emission Gap report recently warned,
current government policies, conventional
energy demand, clean technology adoption,
and wider consumption patterns are not yet
aligned with the Paris Agreement goal of
holding the temperature increase to well
below 2°C above pre-industrial levels and
pursuing efforts to limit the temperature
increase to 1.5°C above pre-industrial levels.
As a bank, our ability to finance our
customers’ transition and, in turn, progress
toward and meet our targets, relies on
decarbonisation solutions scaling across
sectors, alongside growing demand from our
customers for capital to transition their
business models. Ambitious and credible
governmental policy measures also remain
fundamental prerequisites for decarbonising
the real economy at sufficient pace. We are
limited by, and cannot on our own overcome,
the present lag in policy measures and the
overall slower pace of the transition. These
factors put our customers’, and our own, net
zero ambitions at risk.
In our net zero transition plan published in
January 2024, we committed to continually
calibrate our approach to take into consideration
the latest scientific methodologies, climate-
related policy measures and developments in
the real world given that our sector portfolios
reflect progress in the real economy in the
regions where we operate. As we near the mid-
point towards our 2030 targets, it is important
to take stock of our own progress so far. We
have made good progress in reducing the
emissions from our own operations but more
uneven progress towards our ambitions for our
financed emissions footprint.
Net zero in our own operations,
business travel and supply chain
In 2020, we set an ambition to reach net zero
in our operations and supply chain by 2030
and we continue to make good progress in
driving down our direct emissions, which are
largely derived from energy consumption. We
are currently on track to achieve a reduction
in our scope 1 and 2 emissions of more than
90% by 2030 compared with our 2019
baseline, through a programme of energy
efficiency initiatives and significant
investment in renewable power. However,
progress in reducing emissions in the scope 3
supply chain component is proving slower
than we anticipated, driven mainly by the
slower pace of the transition across the real
economy.
It has become clear that we would need to
rely heavily on carbon offsets to achieve net
zero in our supply chain by 2030. This
approach would not be aligned with recently
updated guidance from the Science Based
Targets Initiative on the role of offsets in
meeting corporate net zero claims.
As such, we have revisited this ambition to
take into account latest best practice
guidance. We are now focused on cutting
emissions across our operations, travel and
supply chain to achieve net zero by 2050. We
expect to continue to report on our progress
up to 2030 and beyond. Presently, across our
operations, business travel and supply chain,
we expect to achieve a reduction of around
40% in emissions by 2030.
Interim financed emissions targets
Our strategy is to support emission
reductions in the wider economy by working
with our portfolio of customers to facilitate
the emission reductions they are seeking to
make. That is what we consider when setting
financed emissions targets. To the extent our
customers are facing challenges, especially in
light of the slower pace of the transition,
there is no real benefit to society in simply
sending those customers to another
organisation that may be less committed to
supporting their transition.
As such, we are supporting both new and
existing customers that are making positive
steps to transition to a net zero economy. We
continue to focus on engaging with our
customers on their transition plans,
considering our strategic business lines and
markets, managing the products and services
we offer, and adapting the financing choices
we make to help move the world towards a
resilient, net zero economy.
However, as we have set out in our net zero
transition plan, we must acknowledge that our
influence on the decarbonisation of individual
companies and the industries and economies in
which our customers operate has limits. There
are fundamental prerequisites, outside of our
control, which impact our ability to meet our
2030 interim financed emissions targets and
ultimately reach our net zero ambition. These
include technological advancements,
diversification of the energy mix, market
demand for climate solutions, evolving
customer preferences, and government
leadership and effective policy.
At the current pace of decarbonisation, a
combination of the above factors has led to
the transition being slower than envisaged by
recent Paris-aligned net zero scenarios.
Moreover, certain high emitting sectors are
not yet currently on a 1.5°C pathway. Until
the real economy makes significant progress
in decarbonising, our own progress towards
our 2030 targets and 2050 net zero ambition
will be constrained.
Against this background, we have begun a
review of our interim financed emissions
targets and associated policies as part of the
annual review of our net zero transition plan
that we referenced in our 3Q24 earnings
release in October. This analysis is complex:
it presents considerable data and
methodology challenges and it is going to
take time to complete.
As we calibrate our approach for the latest
context, we will seek to balance being
ambitious on net zero while recognising
present near-term global challenges, and the
associated impact of the transition playing out
differently across the regions and sectors we
serve. In doing so we plan to draw on the
latest scientific evidence and credible
industry-specific pathways while, at the same
time, maintaining our commitment under our
2021 Climate Resolution.

HSBC Holdings plc Annual Report on Form 20-F	19
We have been clear on our commitment to
being transparent on the risks, challenges and
opportunities arising from our ambition to be
net zero by 2050. As such, we intend to
provide the results of our review in our net
zero transition plan update, which we expect
to be released in the second half of 2025.
We remain committed to net zero,
recognising it is a priority for our customers
to support their growth and prosperity over
the long term. While no single actor can drive
the transition alone, we will continue to
actively look for opportunities to support our
customers’ transition and engage in the
ongoing efforts to achieve the goals of the
Paris Agreement.
Build inclusion and resilience
To help create long-term value for all
stakeholders, we focus on fostering inclusion
and building resilience for our colleagues, our
customers and the communities we operate
within.
For colleagues, we focus on creating an
inclusive, healthy and rewarding environment
as this helps us to attract, develop and retain
the best talent, and we support their
resilience through access to well-being and
learning resources.
We strive to provide an inclusive and
accessible banking experience for our
customers. We do this by providing
resources that help them manage their
finances, and services that help them protect
what they value.
In 2024 we updated our global philanthropy
strategy to align with our ESG areas of focus:
‘transition to net zero’; and ‘building inclusion
and resilience’, allowing us to work alongside
the communities we operate within to help
create change.
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

Customers
Our customers’ voices are heard through our everyday interactions with them, customer surveys, listening to their complaints, and online feedback through social media and third-party financial websites and forums.

Material topics highlighted through our
engagement[1]
–Customer advocacy
–Cybersecurity
–Employee training
–Inclusion
–Employee engagement
–Supporting our customers – financed
emissions
–Embedding net zero into the way we operate
–Sustainability risk policies, including thermal
coal phase-out policy and energy policy
–Net zero transition plan
–Financial inclusion and community investment
–Climate risk
–Anti-bribery and corruption
–Conduct and product responsibility
–Supply chain management
–Human rights

Employees
Our colleagues’ voices are heard through our annual Snapshot survey, exchange sessions, town hall meetings, leadership summits, and our ‘speak-up’ channels, including our global whistleblowing platform, HSBC Confidential.

Investors
We engage with our investors through our AGMs, virtual and in-
person meetings, investor roadshows, conferences and investor surveys, seeking to respond to questions they raise and to convey their views to senior management.

Communities
We regularly engage with non-governmental organisations (‘NGOs’), charities and civil society groups both directly and through cross-
industry forums, as well as through partnerships. Our Climate
Advisory Panel, comprising representatives from NGOs and industry experts, provides independent advice and challenge.

Regulators and governments
We proactively engage with regulators, governments and
international leaders to build strong relationships, responding to consultations via industry bodies to help shape our approach to financed emissions methodologies, scenario analysis and portfolio alignment to support the transition to net zero in the global economy.

Suppliers
Our code of conduct sets out our expectations and the minimum standards we expect from our suppliers on the environment,
diversity, and human rights. We have begun direct engagement with our highest-emitting suppliers to understand their carbon reduction targets and disclosure plans.

1 These form part of our ESG disclosures suite together with other requirements, and are not exhaustive or exclusive to one stakeholder group. For further details of our disclosures, see our ESG review and ESG Data Pack, as well as our ESG reporting centre at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-
reporting-centre.

20	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Our ESG ambitions, metrics and targets

TCFD
We have established ambitions and targets
that guide how we do business, including
how we operate and how we serve our
customers. These include targets designed
to help track our progress against our
environmental and social sustainability goals.
They also help us to improve employee
advocacy and the representation of senior
leadership, as well as strengthen our market
conduct. The targets for these measures are
linked to the pillars of our ESG strategy:
transition to net zero, building inclusion and
resilience, and acting responsibly.
To help us achieve our ESG ambitions, a
number of measures are included in the
annual incentive and long-term incentive
scorecards of the Group CEO, Group CFO
and Group Executives that underpin the ESG
metrics in the table below.
For a summary of how all financial and non-
financial metrics link to executive
remuneration, see pages 327 to 339 of the
Directors’ remuneration report.
In our previous disclosures and in our net
zero transition plan we have highlighted the
risks, dependencies and uncertainties
associated with our approach and progress
towards our ESG ambitions. For further
details on our climate reporting, see the ESG
review page 41.
The table below sets out some of the key
ESG metrics we use to measure progress
against our ambitions. For further details of
how we are doing, see the ESG review on
page 39.

Environmental: Transition to net zero[1]	Sustainable finance and investment[2]	Net zero in our own operations[3]	Financed emissions[4]
	$393.6bn	66.1%	7 sectors
	Cumulative total provided and facilitated since 1 January 2020. (2023: $294.4bn) Ambition: Provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030.	Reduction in absolute operational greenhouse gas emissions from 2019 baseline. (2023: 57.3%) Updated ambition: Become a net zero bank by 2050.
Number of sectors where we have set
interim financed emissions targets,
comprising five on-balance sheet and
two combined financed emissions
targets. Ambition: Align our financed
emissions to achieve net zero by 2050.

Social: Build inclusion and resilience	Gender representation[5]	Black heritage[5]	Inclusion Index[7]
	34.6%	3.0%	78%
Senior leadership roles held by women. (2023: 34.1%) Ambition: Achieve 35% senior leadership roles held by women by 2025[6].
Senior leadership roles held by Black
heritage colleagues in the UK and US
combined. (2023: 3.0%)
Ambition: 3.4% of senior leadership
roles held by Black heritage
colleagues in the UK and US
combined by 2025[6].
Inclusion index score. (2023: 78%) Ambition: Maintain 75% in the Snapshot Inclusion index.

Governance: Acting responsibly	Conduct training[8]	Customer satisfaction[9]
	99%	4 out of 6	3 out of 6
	Employees who completed conduct training in 2024. (2023: 98%) Target: At least 98% of employees complete conduct and financial crime training each year.	WPB markets that sustained top- three rank and/or improved in customer satisfaction. (2023: 3 out of 6) Target: To be ranked top three and/or improve customer satisfaction rank.	CMB markets that sustained top- three rank and/or improved in customer satisfaction. (2023: 5 out of 6) Target: To be ranked top three and/or improve customer satisfaction rank.
1 For further details of our approach to transition to net zero, methodology and third-party limited assurance reports on financed emissions, sustainable finance and investment progress, and our own operations’ scope 1, 2 and 3 (business travel and supply chain) greenhouse gas emissions data, see www.hsbc.com/who-we-
are/esg-and-responsible-business/esg-reporting-centre.
2 In October 2020, we announced our ambition to provide and facilitate between $750bn to $1tn of sustainable finance and investment by 2030. For further details and breakdown, see the ESG review on page 43. For details of how this ambition links with the scorecards, see page 327.
3 This absolute greenhouse gas emission figure covers scope 1, scope 2 and scope 3 (business travel) emissions. For further details of how this ambition links with the scorecards, see page 327.
4 See page 46 for further details of our interim targets, which include combined on-balance sheet financed emissions and facilitated emission targets for two emissions intensive sectors: oil and gas, and power and utilities. The remaining five sectors for which we have set on-balance sheet financed emissions targets are:
cement; iron, steel and aluminium; aviation; automotive; and thermal coal mining.
5 Senior leadership is classified as those at band 3 and above in our global career band structure. For further details, see the ESG review on page 65. For further details of how this ambition links with the scorecards, see page 327.
6    These numerical ambitions do not form part of any US-based senior leader performance or other objectives, or in other jurisdictions where application of such should not apply under local law.
7 For further details, see the ESG review on page 65. For details of how this ambition links with the scorecards, see page 327.
8 The completion rate shown relates to the ‘Conduct Matters’ training module that was launched in December 2023 and concluded in 2024, and covers permanent and non-permanent employees (where legally permissible to assign training). For completion rates related to financial crime training, see the ESG review on page 78.
9 The markets where we report rank positions for WPB and CMB – the UK, Hong Kong, mainland China, India, Mexico and Singapore – are in line with the annual executive scorecards. For further details of customer satisfaction, see the ESG review on page 75. For further details of how this target links with the scorecards, see page 327.

HSBC Holdings plc Annual Report on Form 20-F	21
Task Force on Climate-related Financial Disclosures (‘TCFD’)

TCFD
The Financial Stability Board’s Task Force on
Climate-related Financial Disclosures (‘TCFD’)
recommendations set an important
framework for understanding and analysing
climate-related risks, and we are committed
to regular and transparent reporting to help
communicate and track our progress. We
also seek to advocate for the same from our
customers, suppliers and the industry.
We have set out our key climate-related
financial disclosures throughout the Annual
Report and Accounts 2024 and related
disclosures. We recognise that further work
lies ahead as we continue to develop our
management and reporting capabilities. In
2024, we enhanced our disclosures, such as
the portfolio breakdown for Energy
Performance Certificate (‘EPC’) ratings into
owner-occupied and buy-to-let properties.
We have considered our ‘comply or explain’
obligation under both the UK Financial
Conduct Authority’s Listing Rules and
Sections 414CA and 414CB of the UK
Companies Act 2006, and confirm that we
have made disclosures consistent with the
TCFD Recommendations and Recommended
Disclosures, including its annexes and
supplemental guidance, save for certain
items, which we summarise below.
–We set interim 2030 financed emissions
targets. However, we use different time
horizons for climate risk management. For
climate risk, we define short term as time
periods up to 2026; medium term between
2027 and 2035; and long term between
2036 and 2050. For financed emissions we
do not plan to set 2026 targets. In 2024, we
disclosed interim 2030 targets for financed
emissions for seven sectors as outlined on
page 50. Following this, we have set
combined on-balance sheet financed
emissions and facilitated emissions targets
for two emissions intensive sectors: oil and
gas, and power and utilities. We have also
set targets for on-balance sheet financed
emissions for the following five sectors:
cement; iron, steel and aluminium; aviation;
automotive; and thermal coal mining.
–The methodology and data used for
financed emissions is evolving. We expect
industry guidance, market practice, data
availability, scenarios and regulatory
disclosure requirements to continue to
change, along with the shape of our own
business. We have begun a review of our
2030 financed emissions targets and
associated policies, as part of the annual
review of our NZTP that we referenced in
our 3Q24 earnings release in October.
–We do not fully disclose impacts from
climate-related opportunities on financial
planning and performance, including on
revenue, costs and the balance sheet,
quantitative scenario analysis, detailed
climate risk exposures for all sectors and
geographies or physical risk metrics. This is
due to transitional challenges in relation to
data limitations, although nascent work is
ongoing in these areas. We expect these
data limitations to be addressed in the
medium term as more reliable data
becomes available and technology solutions
are implemented.
–We currently focus on disclosing only four
out of 15 categories of scope 3 greenhouse
gas emissions including business travel,
supply chain and financed emissions,
following our internal materiality
assessment. In relation to financed
emissions, we publish on-balance sheet
financed emissions for a number of sectors,
covering 2.7% of our loans and advances to
customers at 31 December 2023, as
detailed on page 54. We also publish
facilitated emissions for the oil and gas, and
power and utilities sectors. Data quality of
future disclosures on financed emissions
and related risks are reliant on our
customers publicly disclosing their
greenhouse gas emissions, targets and
plans, and related risks. We recognise the
need to provide early transparency on
climate disclosures but balance this with the
recognition that existing data and reporting
processes continue to require significant
enhancements.
For a full summary of our TCFD disclosures,
including detailed disclosure locations for
additional information, see pages 466 to 472.

ESG disclosure map and directory
The table below sets out the key non-financial information, including risks and policies on environmental, social and governance matters, and where it can be found:

Transition to net zero	At a glance	Read more on our approach to the transition and understanding our climate reporting		Page 40
	Supporting our customers	Read more on our progress made against our $750bn to $1tn sustainable finance and investment ambition		Page 43
	Partnering for systemic change	Read more on how we partner externally in support of systemic change, including an update on our Climate Solutions Partnership		Page 45
	Embedding net zero	Read more on our progress made against our ambition to achieve net zero in our financed emissions by 2050		Page 46
		Read more on our progress in decarbonising our own operations and supply chain		Page 56
		Read more on our sustainability risk policies and our thermal coal exposures		Page 59
	Detailed Task Force on Climate-related Financial Disclosures (‘TCFD’)	We make disclosures consistent with Task Force on Climate- related Financial Disclosures (‘TCFD’) recommendations,		Page 466
		highlighted with the symbol:	TCFD
Build inclusion and resilience	Inclusion disclosures	Read more on how we are building an inclusive environment that reflects our customers and communities, and our latest pay gap statistics		Page 61
	Pay gap disclosures			Page 63
Act responsibly	How we govern ESG	Read more on our approach to ESG governance and human rights		Page 72 Page 73
Human rights disclosures
	How our ESG ambitions link to executive remuneration	Read more on our ESG ambitions embedded in executive remuneration		Page 20 Pages 314 to 331
ESG Data Pack	Detailed ESG information	Our ESG Data Pack provides more granular ESG information, including the breakdown of our sustainable finance and investment progress, and complaints volumes		www.hsbc.com/esg

22	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Responsible business culture
We have a responsibility to help protect our
customers, our communities and the integrity
of the financial system.
Employee matters
We are building a responsible business culture
that values difference, takes responsibility,
seeks different perspectives and upholds good
standards of conduct.
There may be times when our colleagues need
to speak up about behaviours in the workplace
and in the first instance we encourage
colleagues to speak to their line manager. Our
annual employee survey showed that 85% of
colleagues have trust in their direct manager.
HSBC Confidential is our whistleblowing
channel, which allows colleagues past and
present to raise concerns confidentially and, if
preferred, anonymously (subject to local laws).
Our Snapshot survey showed that 80% of
colleagues feel able to speak up when they see
behaviours they consider to be wrong.
Our inclusion index measures our colleagues’
sense of belonging and psychological safety
within the organisation, and in 2024 this
remained unchanged at 78%.
To help address under-representation across
our colleague base, we have an ambition to
achieve a 35% representation of women in
senior leadership roles (classified as those at
band 3 and above in our global career band
structure) by 20251. We remain on track,
having achieved 34.6% in 2024.
We have an ambition to increase our Black
heritage senior leader representation in both the
UK and US combined to 3.4% by 20251. In 2024
we maintained our position at 3.0%.
Our hiring practices are merit-based, and we
seek to ensure that every candidate, regardless
of their identity and background, has an equal
opportunity to demonstrate their skill and
potential. We have identified specific Group-
wide priorities, which we track and monitor
progress against. We adapt implementation of
our strategy across international operations to
ensure it remains relevant locally. We have
enabled 93% of our colleagues to disclose their
ethnicity, with 67% currently choosing to do so,
where this is legally permissible.
1These numerical ambitions do not form part of
any US-based senior leader performance or other
objectives, or in other jurisdictions where
application of such should not apply under local
law.
The table below outlines high-level
representation metrics.
All employees

Male
Female
Senior leadership1
Male
Female
Holdings Board
Male
Female
1 Senior leadership is classified as those at band 3
and above in our global career band structure.
For further details of how we look after our
people, including our inclusion ambitions, how
we encourage our employees to speak up, and
our approach to employee conduct, see the
Social section of the ESG review on page 61.
Listening to our customers
We continue to listen, learn and act on our
customers’ feedback. We use the net
promoter system to share customer feedback
with our front-line teams, allowing them to
respond directly to customers. We also have
dedicated global forums to promote ongoing
improvement of our customers’ experience.
Social matters
We aim to help provide people and
communities with the skills and knowledge
needed to thrive through the transition to a
sustainable future. For this reason, we focus
our support on programmes that help build
inclusion and resilience. We also support
climate solutions and innovation, and
contribute to disaster relief. For examples of
our programmes, see the ‘Engaging with our
communities’ section of the ESG review on
page 70.
Human rights
As set out in our Human Rights Statement, we
recognise the role of business in respecting
human rights. Our approach is guided by the
UN Guiding Principles on Business and Human
Rights (‘UNGPs’) and the OECD Guidelines for
Multinational Enterprises on Responsible
Business Conduct. Our Human Rights
Statement and annual statements under the
UK Modern Slavery Act, are available on
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre. For
further details of our approach, see the
‘Human rights’ section of the ESG review on
page 73.
Anti-corruption and anti-bribery
We are required to comply with all applicable
anti-bribery and corruption laws in every
market and jurisdiction in which we operate.
We seek to focus on the spirit of relevant laws
and regulations to demonstrate our
commitment to ethical behaviours and
conduct as part of our environmental, social
and corporate governance.
Environmental matters
For details of our climate ambition and carbon
emission metrics, see the ESG review on
page 39.

Group non-financial and sustainability
information statement
This section primarily covers Group non-
financial and sustainability information as
required by applicable regulations. Other
related information can be found as follows:
  For further details of our key performance
indicators, see page 4.
  For further details of our business model, see
page 7.
  For further details of our principal risks and
how they are managed, see pages 36 to 38.
  For further details of our TCFD disclosures,
including alignment with sections 414CA and
414CB of the Companies Act 2006, see pages
466 to 472.

HSBC Holdings plc Annual Report on Form 20-F	23
Remuneration
Our remuneration policy supports the achievement of our strategic objectives by aligning reward with our long-term sustainable performance.

Remuneration for our executive Directors
At the 2025 Annual General Meeting (‘AGM’),
we will be seeking shareholder approval for a
new executive Director remuneration policy.
Over several years, the Group Remuneration
Committee has expressed concerns around
the competitiveness of the executive Director
remuneration opportunity and indicated a
preference to operate a policy with a higher
proportion of the package based on variable
pay linked to performance, aligned to practice
among our international peers.
The removal of the limits on the ratio between
fixed and variable pay by the UK regulators
provides an opportunity to revisit our current
Directors’ remuneration policy and the
Committee feels that now is the right time to
set a policy that better reflects the Group’s
focus on long-term sustainable performance.
After careful consideration, the Committee
concluded that the current variable pay
framework of an annual incentive and single
performance-based long-term incentive is most
appropriate. The Committee considered the
right approach is to unwind the changes made
in 2014, when the 2:1 pay ratio was introduced
and to reset the maximum opportunity.
The Committee reflected on the appropriate
maximum opportunity for the Group CEO and
Group CFO considering (i) the maximum
opportunity in 2014; (ii) market data for our
international banking peers and the largest
FTSE 30 companies, reflecting that HSBC is
one of the world’s leading international banks;
and (iii) compression challenges within the
senior HSBC team.
We will continue to set a scorecard of
stretching and quantitative financial and
strategic performance targets aligned to our
strategy and stakeholder interests. Maximum
pay outcomes will be delivered only for
exceptional performance as required by these
targets.
The Committee engaged with major investors
on the new remuneration policy and the Chair
of the Committee met with many shareholders
directly. Shareholders we spoke to were
generally supportive of our proposal and their
feedback has directly influenced the final
policy. We would like to thank our shareholders
for the time taken to engage with us during the
year.
For details of our proposed executive Director
remuneration policy, see page 314.
2024 remuneration decisions
The Committee considered carefully the
wider context in which performance was
delivered in 2024 and judged that the overall
scorecard outcome for both Sir Noel Quinn
and Georges Elhedery was appropriate
against the targets set at the start of the year
for financial, strategic and personal measures.
The Committee also carefully considered the
executive Directors’ pay outcomes in the
context of pay decisions made for the wider
workforce and determined that these were
an appropriate reflection of Group, business
and individual performance delivered in 2024.
Executive Directors’ scorecard outcomes
(% of maximum opportunity)
2024 annual incentive

Sir Noel Quinn	77.81%
Georges Elhedery	78.79%
2022–2024 long-term incentive

Sir Noel Quinn	75.00%
Georges Elhedery	75.00%
For details of Directors’ pay and performance for
2024, see the Directors’ remuneration report on
page 326.

Remuneration for our colleagues
Our focus remains on taking actions that
improve our ability to attract, retain and
energise colleagues to deliver high
performance and growth.
Rewarding colleagues responsibly
Fixed pay increases for 2025 were
determined based on consistent principles to
help address wage inflation in the markets
where we operate.
We will award an average global fixed pay
increase of 3.6% in 2025, compared with
4.4% for the previous year, reflecting that
projected wage inflation is lower in many of
our markets.
We continue to review all wages globally
against local Living Wage benchmarks to help
ensure we pay responsibly and provide
financial security to colleagues. We are proud
to have been certified by the Fair Wage
Network as a global Living Wage employer
for 2025.
Recognising colleagues’ success
We introduced new performance routines
and changes to performance assessment for
over 200,000 colleagues in 58 markets.
We also introduced a new variable pay
structure for over 150,000 colleagues,
providing more clarity around variable pay
levels for on-target performance, and how
this is impacted by Group, business and
individual performance.
The Group Remuneration Committee
determined overall variable pay of $3,800m
(2023: $3,774m). This followed a review of
our performance against financial and non-
financial metrics set out in the Group risk
framework. Our highest performers received
the largest increases in variable pay
compared with the previous year.
Variable pay pool
($m)

2024
2023
For details of how the Group Remuneration
Committee sets the pool, see page 313.
Supporting colleagues to grow
In our employee Snapshot survey, 78% of
respondents said they believe HSBC
genuinely cares about their well-being, a
record high. We have been ranked number
one for workplace mental health for the third
year running in the Global CCLA Corporate
Mental Health Benchmark 2024. We have
prioritised supporting colleagues to work
flexibly, balancing customer needs, social
connection and individual flexibility.

24	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Financial overview
In assessing the Group’s financial performance, management uses a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.

Executive summary
We delivered a strong performance in 2024
with reported profit before tax of $32.3bn, up
$2.0bn or 6% compared with 2023. Our
financial performance demonstrates the
progress against our strategic priorities.
In 2024, we achieved a return on average
tangible equity (‘RoTE’) of 14.6% and a RoTE
excluding notable items of 16.0%. We have
now further extended our mid-teens RoTE
target in each of the three years from 2025 to
2027, excluding notable items.
This section sets out our key Group financial
targets and the progress we made towards
these in 2024, and our expectations for 2025
and beyond. We also include a more detailed
table covering further key financial metrics that
we consider insightful for understanding the
Group’s performance.
The Group financial results that follow provide
more detailed insight into the performance
that has driven the outcomes of our financial
targets. It covers income statement
performance on both a reported and constant
currency basis, and the main factors impacting
the strength of our balance sheet, capital and
liquidity position.

Group financial targets
Return on average tangible equity
excluding notable items
16.0%
(2023: 16.2%)
In 2024, RoTE was 14.6%, in line with 2023.
For the purposes of measuring performance
against our Group target, we adjust RoTE to
exclude notable items. From 1 January 2024,
we revised the adjustments made to RoTE
from excluding only the impact of strategic
transactions and the impairment of BoCom, to
exclude all notable items. This was intended to
improve alignment with the treatment of
notable items in our other income statement
disclosures. RoTE excluding notable items has
been re-presented for 2023 on the revised
basis and we no longer disclose RoTE
excluding strategic transactions and the
impairment of BoCom.
RoTE excluding notable items was 16.0%, a
decrease of 0.2 percentage points compared
with 2023.
We are now targeting a mid-teens RoTE in
each of the three years from 2025 to 2027
excluding notable items.
Our targets and expectations reflect our
current outlook for the global macroeconomic
environment and market-dependent factors,
such as market-implied interest rates as of mid-
January 2025 and rates of foreign exchange, as
well as customer behaviour and activity levels.
Target basis operating expenses
$32.6bn
(2023: $31.1bn)
In 2024, reported operating expenses
increased by 3.0% compared with 2023.
Target basis operating expense growth was
5.1% compared with 2023, in line with our
target of approximately 5%. Growth primarily
reflected higher investment spend, including in
technology and from inflationary pressures.
Our target basis operating expenses for 2024
excluded the direct cost impact of the disposals
in France and Canada from the 2023 baseline. It
is measured on a constant currency basis and
excludes notable items and the impact of
retranslating the prior year results of
hyperinflationary economies at constant currency.
We retain a Group-wide focus on cost
discipline. We are targeting growth in target
basis operating expenses of approximately
3% in 2025 compared with 2024. Our target
basis operating expenses for 2025 excludes
the direct cost impact of the business
disposals in Canada and Argentina, notable
items and the impact of retranslating the prior
year results of hyperinflationary economies at
constant currency.
Our cost target includes the impact of
simplification-related savings associated with
our announced reorganisation, which aims to
generate approximately $0.3bn of cost
reductions in 2025, with a commitment to an
annualised reduction of $1.5bn in our cost
base expected by the end of 2026. To deliver
these reductions, we plan to incur severance
and other up-front costs of $1.8bn over 2025
and 2026, which will be classified as notable
items.
Capital and dividend policy
CET1 ratio
14.9%
Dividend payout ratio in respect of 2024
50%
on a dividend payout ratio target basis.
At 31 December 2024, our CET1 capital ratio
was 14.9% which was higher than our
medium-term target range of 14% to 14.5%.
We intend to continue to manage the CET1
ratio to within this range.
The total dividend per share in 2024 of $0.87
included a special dividend of $0.21 per share
that was paid in June following the completion
of the sale of HSBC Bank Canada. On a
dividend payout ratio target basis, this resulted
in a payout ratio of 50% of earnings per share.
For the purposes of computing our target basis
dividend payout ratio, we exclude from
dividends per share the special dividend of
$0.21 per share, and we exclude from earnings
per share material notable items and related
impacts. See page 130 for our calculation of
earnings per share.
The Board has established a target basis
dividend payout ratio of 50% for 2025,
subject to meeting capital requirements. This
policy is designed to provide sustainable cash
dividends, while retaining the flexibility to
invest and grow the business, supplemented
by additional shareholder distributions, if
appropriate.

HSBC Holdings plc Annual Report on Form 20-F	25
Key financial metrics

	For the year ended 31 Dec
Reported results	2024	2023	2022
Profit before tax ($m)	32,309	30,348	17,058
Profit after tax ($m)	24,999	24,559	16,249
Revenue ($m)	65,854	66,058	50,620
Cost efficiency ratio (%)	50.2	48.5	64.6
Net interest margin (%)	1.56	1.66	1.42
Basic earnings per share ($)	1.25	1.15	0.72
Diluted earnings per share ($)	1.24	1.14	0.72
Dividend per ordinary share (in respect of the period) ($)[1]	0.87	0.61	0.32
Dividend payout ratio (%)[2]	50	50	44

Alternative performance measures
Constant currency profit before tax ($m)	32,309	29,903	16,302
Constant currency revenue ($m)	65,854	64,912	49,587
Constant currency cost efficiency ratio (%)	50.2	48.5	65.0
Constant currency profit before tax excluding notable items ($m)	34,122	32,680	23,057
Constant currency revenue excluding notable items ($m)	67,434	64,489	53,383
Constant currency profit before tax excluding notable items and strategic transactions ($m)	34,037	32,217	N/A
Constant currency revenue excluding notable items and strategic transactions ($m)	67,256	63,043	N/A
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)	0.36	0.34	0.36
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale (%)	0.36	0.32	0.36
Basic earnings per share excluding material notable items and related impacts ($)	1.31	1.22	N/A
Return on average ordinary shareholders’ equity (%)	13.6	13.6	9.0
Return on average tangible equity (%)	14.6	14.6	10.0
Return on average tangible equity excluding notable items (%)	16.0	16.2	11.8
Target basis operating expenses ($m)	32,648	31,074	N/A
	At 31 Dec
Balance sheet	2024	2023	2022
Total assets ($m)	3,017,048	3,038,677	2,949,286
Net loans and advances to customers ($m)	930,658	938,535	923,561
Customer accounts ($m)	1,654,955	1,611,647	1,570,303
Average interest-earning assets ($m)	2,099,285	2,161,746	2,143,758
Loans and advances to customers as % of customer accounts (%)	56.2	58.2	58.8
Total shareholders’ equity ($m)	184,973	185,329	177,833
Tangible ordinary shareholders’ equity ($m)	154,295	155,710	146,927
Net asset value per ordinary share at period end ($)	9.26	8.82	8.01
Tangible net asset value per ordinary share at period end ($)	8.61	8.19	7.44

Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[3,4]	14.9	14.8	14.2
Risk-weighted assets ($m)[3,4]	838,254	854,114	839,720
Total capital ratio (%)[3,4]	20.6	20.0	19.3
Leverage ratio (%)[3,4]	5.6	5.6	5.8
High-quality liquid assets (liquidity value) ($m)[4,5]	649,210	647,505	647,046
Liquidity coverage ratio (%)[4,5,6]	138	136	132
Net stable funding ratio (%)[4,5,6,7]	143	138	141

Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,918	19,006	19,739
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	18,062	19,135	19,876
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	18,357	19,478	19,849
For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 108. Definitions and calculations of other alternative performance measures are included in ‘Reconciliation of alternative performance measures’ on page 129.
1In 2024, dividend per share includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal
Bank of Canada.
2    In 2024 and 2023, our dividend payout ratio was adjusted for material notable items and related impacts, including all associated income statement impacts relating to those items. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the sale of our banking business in Canada, and the recognition of certain deferred tax assets.
3Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
5The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of four preceding quarters.
6    We enhanced our liquidity consolidation process in 2Q24 by revising provisions that addressed historical limitations. As our Group LCR and NSFR are reported on an average basis, the benefit of these changes incrementally increased our LCR and NSFR by circa 3% and 11% during the year, respectively. Compared to year ended 31
December 2023, the increase in LCR was mainly driven by these enhancements. The associated NSFR increase driven by these changes was partly offset by higher required stable funding primarily due to a rise in financial investments and derivatives activities.
7    We enhanced our calculation processes during 1Q24 and our NSFR comparatives have been restated.

26	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Basis of presentation
Impact of strategic transactions
To aid the understanding of our results, we
separately disclose the impact of strategic
transactions classified as material notable
items on the results of the Group and our
global businesses. Material notable items are
a subset of notable items and categorisation
is dependent on the nature of each item in
conjunction with the financial impact on the
Group’s income statement. Strategic
transactions classified as material notable
items comprise the disposal of our retail
banking operations in France, our banking
business in Canada, the sale of our business
in Argentina and the acquisition of SVB UK.
The impacts quoted include the gains or
losses on classification to held for sale or on
acquisition and all other related notable items.
They also include the distorting impact
between the periods of the operating income
statement results related to acquisitions and
disposals that affect period-on-period
comparisons. It is computed by including the
operating income statement results of each
business in any period for which there are no
results in the comparative period. We
consider the monthly impacts of distorting
income statement results when calculating
the impact of strategic transactions. See page
111 for supplementary analysis of the impact
of strategic transactions.
Constant currency performance
Constant currency performance is computed
by adjusting reported results of comparative
periods for the effects of foreign currency
translation differences, which distort period-
on-period comparisons.
We consider constant currency performance
to provide useful information for investors by
aligning internal and external reporting, and
reflecting how management assesses period-
on-period performance.
Notable items
We separately disclose ‘notable items‘, which
are components of our income statement
that management would consider as outside
the normal course of business and generally
non-recurring in nature. We now disclose
‘profit before tax excluding notable items’ and
‘revenue excluding notable items’. We have
introduced these new measures due to the
significant impact of notable items on the
Group’s results. We consider profit before tax
excluding notable items and revenue
excluding notable items as useful information
in understanding period-on-period
performance.
Certain notable items are classified as
‘material notable items’, which are a subset
of notable items. Categorisation as a material
notable item is dependent on the nature of
each item in conjunction with the financial
impact on the Group’s income statement.
The tables on pages 108 to 110 and pages
122 to 127 detail the effects of notable items
on each of our global business segments and
legal entities during 2024, 2023 and 2022.
Management view of revenue on a
constant currency basis
Our global business segment commentary
includes tables that provide breakdowns of
revenue on a constant currency basis by
major product. These reflect the basis on
which revenue performance of the
businesses is assessed and managed.
Global Trade Solutions
During 2024, we renamed our Global Trade
and Receivables Finance business as Global
Trade Solutions (‘GTS’), to better reflect our
broad suite of products and the focus we
place on serving our clients globally.
Comparative periods
Unless otherwise stated, all performance
commentary that follows compares our
results in 2024 with those in 2023.

Reported results (vs 2023)
Reported profit
Reported profit before tax of $32.3bn was
$2.0bn or 6% higher. This included a net
$1.0bn favourable impact from notable items.
In 2024, notable items included a gain of
$4.8bn following the disposal of our banking
business in Canada, and losses associated
with the sale of our business in Argentina,
comprising a $1.0bn loss on disposal, as well
as the recycling of foreign currency reserve
losses and other reserves of $5.2bn. In 2023,
notable items included an impairment of
$3.0bn on our associate, Bank of
Communications Co., Limited (‘BoCom’),
which followed the reassessment of our
accounting value-in-use. They also included
disposal losses of $1.0bn on Treasury
repositioning and risk management and a
$1.6bn gain recognised on the acquisition of
Silicon Valley Bank UK Limited (‘SVB UK’).
For further details on our value-in-use
assessment for associates, see page 86.
The increase in reported profit before tax also
included revenue growth from Wealth
products in WPB and in Equities and
Securities Financing in GBM.
Reported operating expenses increased by
$1.0bn, mainly due to higher spend and
investment in technology and the impacts of
inflation, partly offset by reductions related to
our business disposals in Canada and France,
and from a reduction in levies in the UK and
the US. Target basis operating expenses rose
by 5% compared with 2023, in line with our
cost growth target.
Reported profit after tax of $25.0bn was
$0.4bn higher than in 2023. This included the
impact of an increase in the Group’s effective
tax rate, notably due to the impact of our
business disposals in Canada and Argentina.
Reported revenue
Reported revenue of $65.9bn was broadly
stable. There was growth in revenue from
higher customer activity in Wealth in WPB,
and in Equities and Securities Financing in
GBM. In addition, reported revenue in 2023
included disposal losses of $1.0bn related to
Treasury repositioning and risk management.
These items were broadly offset by the net
adverse impact of certain strategic
transactions described above, as well as a
$0.2bn loss on the early redemption of legacy
securities, and a reduction from the results of
the businesses that have now been disposed.
NII of $32.7bn fell by $3.1bn, and included
the adverse impact of foreign currency
translation differences of $1.6bn and the
impact from the early redemption of legacy
securities of $0.2bn. The reduction included
the effect of the disposal of our banking
business in Canada. The fall in NII also
reflected an increase of $2.7bn in funding
costs associated with the redeployment of
our commercial surplus into the trading book,
where the related revenue is recognised in
’net income on financial instruments held for
trading or managed on a fair value basis’.
These reductions were in part mitigated by
higher NII in HSBC UK, including the benefit
of our structural hedge. In Markets Treasury
NII increased due to reinvestments in our
portfolio at higher yields. Banking NII of
$43.7bn fell by $0.4bn or 1%, as increased
deployment of our commercial surplus to the
trading book partly mitigated the reductions in
NII.
Revenue in 2024 was adversely affected by a
$0.8bn impact of hyperinflationary accounting
in Argentina, including the devaluation of the
Argentinian peso, compared with a $1.4bn
adverse impact in 2023.
Reported ECL
Reported ECL charges of $3.4bn were stable
compared with 2023. This reflected
reductions in CMB and GBM, offset by an
increase in WPB.

HSBC Holdings plc Annual Report on Form 20-F	27
Reported results continued

	2024	2023	2022	2024 vs 2023		of which strategic transactions[1]
Reported results	$m	$m	$m	$m	%	$m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	65,854	66,058	50,620	(204)	—	(3,947)
ECL	(3,414)	(3,447)	(3,584)	33	1	72
Net operating income	62,440	62,611	47,036	(171)	—	(3,875)
Total operating expenses	(33,043)	(32,070)	(32,701)	(973)	(3)	1,100
Operating profit	29,397	30,541	14,335	(1,144)	(4)	(2,775)
Share of profit in associates and joint ventures less impairment	2,912	(193)	2,723	3,105	>100	—
Profit before tax	32,309	30,348	17,058	1,961	6	(2,775)
Tax expense	(7,310)	(5,789)	(809)	(1,521)	(26)
Profit after tax	24,999	24,559	16,249	440	2

Revenue excluding notable items	67,434	65,723	54,222	1,711	3
Profit before tax excluding notable items	34,122	33,198	23,560	924	3
1For details, see ‘Impact of strategic transactions‘ on page 111.

	2024	2023	2022
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	(1,343)	1,298	(2,737)
Fair value movements on financial instruments[2]	—	14	(618)
Restructuring and other related costs	—	—	(247)
Disposal losses on Markets Treasury repositioning	—	(977)	—
Early redemption of legacy securities	(237)	—	—
Currency translation on revenue notable items	—	88	(174)
Operating expenses
Disposals, acquisitions and related costs	(199)	(321)	(18)
Impairment of non-financial items	—	—	—
Restructuring and other related costs	(34)	136	(2,882)
Currency translation on operating expenses notable items	—	—	(62)
Share of profit in associates and joint ventures less impairment
Impairment of interest in associate	—	(3,000)	—
1The amount in 2024 includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.8bn on the sale of our banking business in Canada, inclusive of fair value gains on related hedging and recycling of related reserves. The amount in 2023 included a gain recognised in respect of the acquisition of SVB UK of $1.6bn. The amount in
2022 included losses from classifying businesses as held for sale as part of a broader restructuring of our European business of which $2.4bn related to the sale of our retail banking operations in France.
2Fair value movements on non-qualifying hedges in HSBC Holdings.
ECL charges in CMB were $1.8bn in 2024, and
in GBM charges were $0.2bn. This included
charges of $0.4bn in respect of commercial real
estate in mainland China and of $0.1bn in the
Hong Kong real estate sector. This compared
with charges of $1.0bn and $0.1bn respectively
in these sectors in 2023. In addition, ECL in
2024 in CMB included a charge related to a
single exposure in the UK, while charges in
HSBC Bank UK reduced compared with 2023. In
GBM, charges in 2024 also benefited from a
release of stage 3 allowances in HSBC Bank plc
related to a single exposure.
In WPB, ECL charges were $1.3bn. These
primarily related to our legal entity in Mexico,
reflecting growth in our unsecured lending
portfolio and unemployment trends, and also in
Hong Kong and the UK.
For further details of the calculation of ECL, see
pages 177 to 190.
Reported operating expenses
Reported operating expenses of $33.0bn were
$1.0bn or 3% higher, including favourable
foreign currency translation differences between
the periods of $0.6bn. The increase reflected
higher spend and investment in technology and
inflationary impacts, while performance-related
pay remained stable. Operating expenses were
also adversely impacted by the non-recurrence
of a $0.2bn reversal of historical asset
impairments in 2023.
These increases were partly offset by a
favourable impact from the UK bank levy of
$0.1bn, as 2023 included adjustments relating to
prior years, and from the non-recurrence of a
$0.2bn charge incurred in the US relating to the
FDIC special assessment.
The number of employees expressed in full-time
equivalent staff (‘FTE’) at 31 December 2024
was 211,304, a decrease of 9,557 compared
with 31 December 2023, primarily reflecting the
completion of the sales of our banking business
in Canada, our retail banking operations in
France and our business in Argentina. The
number of contractors at 31 December 2024
was 4,226, a decrease of 450.
Reported share of profit in associates
and joint ventures less impairment
Reported share of profit in associates and joint
ventures less impairment of $2.9bn was $3.1bn
higher than in 2023. This primarily reflected the
non-recurrence of an impairment charge in 2023
of $3.0bn relating to our investment in BoCom
due to a reduction to the accounting value-in-use
of the investment. In addition, there was an
increase in the share of profit from Saudi Awwal
Bank (‘SAB’).
Tax expense
Tax in 2024 was a charge of $7.3bn,
representing an effective tax rate of 22.6%,
compared with 19.1% in 2023. The effective tax
rate for 2024 was increased by 4.8 percentage
points by the non-deductible loss on disposal of
our business in Argentina and by 0.7 percentage
points by the tax charge arising under the Global
Minimum Tax rules, and reduced by 3.6
percentage points by the non-taxable gain on
disposal of our banking business in Canada. The
effective tax rate for 2023 was increased by 2.3
percentage points by the non-deductible
impairment of investments in associates, and
reduced by 1.6 percentage points by the release
of provisions for uncertain tax positions and by
1.5 percentage points by the non-taxable
accounting gain arising on the acquisition of
SVB UK.
Reported profit after tax in 2024
$25.0bn
(2023: $24.6bn)

28	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Constant currency results

	2024	2023	2022	2024 vs 2023		of which strategic transactions[1]
Results – on a constant currency basis	$m	$m	$m	$m	%	$m
Revenue	65,854	64,912	49,587	942	1	(3,890)
ECL	(3,414)	(3,259)	(3,615)	(155)	(5)	36
Total operating expenses	(33,043)	(31,494)	(32,229)	(1,549)	(5)	992
Operating profit	29,397	30,159	13,743	(762)	(3)
Share of profit in associates and joint ventures less impairment	2,912	(256)	2,559	3,168	>100	—
Profit before tax	32,309	29,903	16,302	2,406	8	(2,862)

Revenue excluding notable items	67,434	64,489	53,383	2,945	5
Profit before tax excluding notable items	34,122	32,680	23,057	1,442	4
1  For details, see ‘Impact of strategic transactions‘ on page 111.
Profit before tax of $32.3bn was $2.4bn
higher than in 2023 on a constant currency
basis. Constant currency profit before tax
excluding notable items of $34.1bn was
$1.4bn or 4% higher.
Revenue increased by $0.9bn or 1% on a
constant currency basis, and included a
$3.9bn net adverse impact from strategic
transactions. The growth in revenue reflected
the impact of higher customer activity in our
Wealth products in WPB, and in Equities and
Securities Financing in GBM. NII fell due to
business disposals and a loss on the early
redemption of legacy securities in 2024.
The reduction also included higher funding
costs associated with the redeployment of
our commercial surplus into the trading book,
where the related revenue is recognised in
’net income on financial instruments held for
trading or managed on a fair value basis’,
partly offset by higher NII in HSBC UK,
including the benefit of our structural hedge.
On a constant currency basis, banking NII of
$43.7bn increased by $1.5bn or 4%.
ECL were $0.2bn or 5% higher on a constant
currency basis. This included an increase in
WPB, mainly in our legal entity in Mexico,
from higher unsecured lending and
unemployment trends, and from higher
charges in our main legal entities in Hong
Kong and the UK. This was partly offset by
reductions in CMB and GBM including lower
stage 3 charges, including charges relating to
the commercial real estate sector in mainland
China, and in CMB, lower charges in HSBC
UK. The reduction in CMB was partly offset
by a charge in 2024 related to a specific
exposure in the UK.
Operating expenses were $1.5bn or 5%
higher on a constant currency basis, primarily
reflecting higher spend and investment in
technology and inflationary impacts, partly
offset by continued cost discipline. The
favourable impacts from the completion of
disposals in Canada and France were largely
offset by the adverse impact of re-translating
the results of hyperinflationary economies at
constant currency. Target basis operating
expenses rose by $1.6bn or 5% compared
with 2023.
Share of profit in associates and joint
ventures less impairment of $2.9bn was
$3.2bn higher on a constant currency basis,
and included the non-recurrence of a $3.0bn
impairment of our investment in BoCom due
to a revision to the accounting value-in-use of
the investment. The increase also included a
higher share of profit from SAB.

Balance sheet and capital
Balance sheet strength
Total assets of $3.0tn were $22bn lower than
at 31 December 2023 on a reported basis,
and included adverse effects of foreign
currency translation differences of $66bn.
On a constant currency basis, total assets
rose by $45bn, mainly from an increase in
financial investments, and higher derivative
and trading asset balances. This was partly
offset by a reduction in assets held for sale,
notably following the completion of our
disposals in France, Canada and Argentina.
Reported loans and advances to customers
fell by $8bn. On a constant currency basis,
loans and advances increased by $14bn. The
increase included lending balance growth in
CMB, together with mortgage lending
growth in WPB.
Reported customer accounts of $1.7tn
increased by $43bn. On a constant currency
basis, they grew by $75bn, with growth
across all of our global businesses, mainly in
Asia.
Loans and advances to customers as a
percentage of customer accounts was 56.2%,
compared with 58.2% at 31 December 2023.
Distributable reserves
The distributable reserves of HSBC Holdings at
31 December 2024 were $28.3bn, a $2.6bn
decrease since 31 December 2023, primarily
driven by $27.4bn of dividends on ordinary
shares, additional tier 1 coupon and share buy-
back payments, offset by $24.8bn in profits
and other reserves movements generated in
2024. Distributable reserves are sensitive to
impairments of investments in subsidiaries to
the extent they are not offset by the realisation
of related reserves. Further details on HSBC
Holdings’ intentions to increase distributable
reserves in 2025 are provided in the Corporate
Governance report on page 349.
Capital position
We actively manage the Group’s capital
position to support our business strategy and
meet our regulatory requirements at all
times, including under stress, while
optimising our capital efficiency. To do this,
we monitor our capital position using a
number of measures. These include our
capital ratios and the impact on our capital
ratios as a result of stress.
Our CET1 capital ratio at 31 December 2024
was 14.9%, up marginally compared with the
prior year as capital generation and a reduction
in RWAs through strategic transactions were
offset by dividends, share buy-backs and
organic balance sheet growth. In January 2025,
the PRA announced the delay of Basel 3.1
implementation to 1 January 2027 pending US
developments. We expect that the impact on
our CET1 ratio will be a modest benefit.
Liquidity position
We actively manage the Group’s liquidity and
funding to support the business strategy and
meet regulatory requirements at all times,
including under stress. To do this, we monitor
our position using a number of risk appetite
measures, including the liquidity coverage
ratio and the net stable funding ratio. During
2024, the average high-quality liquid assets we
held was $649.2bn. This excludes high-quality
liquid assets in legal entities which are not
transferable due to local restrictions.
  For further details, see page 234.
Common equity tier 1 ratio (%)
14.9%
(2023: 14.8%)

HSBC Holdings plc Annual Report on Form 20-F	29
Global businesses
During the year we served our customers through three global businesses.
The following pages set out how each global business has performed.
From 1 January 2025, we have simplified our structure as explained on page 8.

Wealth and Personal Banking
Our WPB business served 40 million customers globally, including 7.7 million who are international, from retail customers to ultra high net worth individuals and their families.

Contribution to Group profit before tax
$12.2bn
39%
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
To meet our customers’ needs, WPB
offered a full suite of products and
services across transactional banking,
lending and wealth.
WPB continued to invest in our key strategic
priorities of expanding our Wealth franchise in
Asia, developing our transactional banking
and lending capabilities, and addressing our
customers’ international needs.

Divisional highlights
21%
Growth in wealth non-interest income
compared with 2023.
Performance in 2024 reflected strong growth
in Wealth, with double digit growth across
Retail investment distribution, Private
Banking and life insurance as well as growth
in asset management. We also saw
moderate balance sheet growth, and
increases in our invested assets and wealth
deposits. The results included growth in
operating expenses, reflecting investment
and inflationary impacts.
12%
Growth in contractual service margin in
insurance since 2023, up to $12.1bn.

Results – on a constant currency basis	2024	2023	2022	2024 vs 2023		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Net operating income	28,674	26,848	20,772	1,826	7	(636)
ECL	(1,335)	(935)	(1,160)	(400)	(43)	(22)
Operating expenses	(15,204)	(14,352)	(14,141)	(852)	(6)	651
Share of profit in associates and JVs	47	64	29	(17)	(27)	—
Profit before tax	12,182	11,625	5,500	557	5	(7)
RoTE[1] (%)	29.0	28.5	13.8

1    RoTE (annualised) in 2023 and 2022 included a 0.3 and 4.7 percentage point adverse impact from the impairment losses relating to the sale of our retail banking operations in France respectively.
2    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

  International customers are those who bank in more than one market, those whose address is different from the market we bank them in and customers whose nationality, or country of birth for non-resident Indians and overseas Chinese, is different to the market we bank them in. Customers may be counted more than once when banked in multiple countries.

30	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Management view of revenue	2024	2023	2022	2024 vs 2023		of which strategic transactions[4]
	$m	$m	$m	$m	%	$m
Wealth	8,758	7,446	6,973	1,312	18	(235)
– investment distribution	2,925	2,517	2,469	408	16	(167)
– Global Private Banking	2,612	2,268	2,039	344	15	—
net interest income	1,193	1,167	975	26	2	—
non-interest income	1,419	1,101	1,064	318	29	—
– life insurance	1,840	1,396	1,337	444	32	(10)
– asset management	1,381	1,265	1,128	116	9	(58)
Personal Banking	19,352	20,240	15,884	(888)	(4)	(669)
– net interest income	17,980	18,940	14,597	(960)	(5)	(578)
– non-interest income	1,372	1,300	1,287	72	6	(91)
Other[1]	564	(838)	(2,085)	1,402	>100	268
–of which: impairment (loss)/reversal relating to the sale of our retail banking operations in France[2]	28	4	(2,374)	24	>100	24
Net operating income[3]	28,674	26,848	20,772	1,826	7	(636)
1 ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2 The amounts associated with the sale of our retail banking operations in France include all related impacts disclosed in notable items, which are presented across various lines in our consolidated income statement.
3’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
4Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions’ on page 111.

	2024	2023	2022
Notable items – on a reported basis	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	28	4	(2,212)
Restructuring and other related costs	—	—	98
Disposal losses on Markets Treasury repositioning	—	(391)	—
Currency translation on revenue notable items	—	34	(158)
Operating expenses
Disposals, acquisitions and related costs	(3)	(53)	(7)
Restructuring and other related costs	(10)	20	(357)
Currency translation on operating expenses notable items	—	—	(3)
Financial performance
Profit before tax of $12.2bn was $0.6bn higher
than in 2023 on a constant currency basis. The
growth reflected higher Wealth revenue, as
we continued to execute on our strategy. This
was partly offset by a $0.2bn reduction from
the sale of our banking business in Canada,
which completed in 1Q24. Net interest income
(‘NII’) grew by 2% compared with 2023, while
fee income increased by 12%. Operating
expenses grew by $0.9bn and there was an
increase in ECL of $0.4bn, both on a constant
currency basis.
Revenue of $28.7bn was $1.8bn or 7% higher
on a constant currency basis. Wealth
performed strongly, up $1.3bn. This included
double-digit percentage growth in life
insurance, Global Private Banking and
investment distribution, as well as growth in
asset management. This was partly offset by a
reduction in Personal Banking NII of $1.0bn,
due to the impact of the disposals in France
and Canada and margin compression, partly
offset by balance sheet and non-NII growth.
In Wealth, revenue of $8.8bn was up $1.3bn
or 18%.
–Investment distribution revenue grew by
$0.4bn, or 16%, driven by higher sales of
mutual funds, structured products and
bonds due to our continued investment in
Wealth and improved market sentiment,
including in our entities in Asia.
–Global Private Banking revenue was $0.3bn
or 15% higher, primarily driven by a strong
performance in brokerage and trading in our
entities in Asia.
–Life insurance revenue was $0.4bn or 32%
higher. The growth included an increase in
earnings from contractual service margin
(‘CSM’) release, largely due to continued
growth in the CSM balance. The year-on-
year increase in revenue also included the
impact of corrections to historical valuation
estimates recognised in 2023. Insurance
manufacturing new business CSM of $2.5bn
was 49% higher than in 2023, mainly in our
legal entities in Hong Kong.
–Asset management revenue was $0.1bn or
9% higher, driven by a 7% increase in
assets under management due to inflows
and positive market movements. This was
partly offset by a reduction in revenue due to
the sale of our banking business in Canada.
In Personal Banking, revenue of $19.4bn was
down $0.9bn or 4%.
–Net interest income was $1.0bn or 5%
lower due to the impact of the sales of our
banking businesses in France and Canada
and narrower margins. Compared with 2023,
lending balances were broadly stable with
growth mainly in mortgages in HSBC UK and
our legal entity in the US. This was offset by
the reclassification of the France retained
loans to Corporate Centre. Unsecured lending
balances increased, including in HSBC UK and
our legal entities in Asia and Mexico. Deposit
balances grew by $24bn, including in our legal
entities in Asia and the UK.
Other revenue increased by $1.4bn, mainly
due to a $1.1bn increase in revenue allocated
from Markets Treasury, including from the
non-recurrence of 2023 disposal losses on
repositioning and risk management, the non-
recurrence of a loss on sale of our business in
New Zealand in 2023 of $0.1bn and higher
interest income earned on own capital.
ECL were $1.3bn, an increase of $0.4bn
compared with 2023 on a constant currency
basis, reflecting higher charges in our legal
entity in Mexico, mainly in our unsecured
portfolio, due to portfolio growth and
unemployment trends. In addition, we had
higher charges in our legal entities in Hong
Kong and the UK as a result of portfolio
growth.
Operating expenses of $15.2bn were 6%
higher on a constant currency basis, reflecting
continued investments in Wealth in Asia,
higher spend and investment in technology,
higher performance-related pay and from the
impact of higher inflation. These were partly
offset by continued cost discipline and the
impact of the disposals in France and Canada.

HSBC Holdings plc Annual Report on Form 20-F	31
Commercial Banking
Our CMB business served around 1.21 million customers across 48 countries and territories, ranging from small enterprises to large companies operating globally.

Contribution to Group profit before tax
$11.9bn
38%
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
CMB partnered with businesses around
the world, supporting every stage of
their growth, international ambitions
and sustainability transitions. CMB
delivered value to clients through our
international network, financing
strength, digital capabilities and our
universal banking offering, including our
global trade and payments solutions.
HSBC has been recognised as the World’s best
Trade Finance Bank and the World’s best
Payments and Treasury Bank (Euromoney
Awards) and we continue to invest in
capabilities to assist clients in fulfilling their
business needs more efficiently.
We have completed our first full year of
HSBC Innovation Banking with global revenue
now standing at $0.7bn, and over 1,200 new
customers onboarded in 2024.

Divisional highlights
10%
Increase in loans and advances to customers
in Global Trade Solutions, compared with
2023, on a constant currency basis.
CMB profit before tax compared with 2023
was impacted by the non-recurrence of the
gain on acquisition of SVB UK recognised in
2023. Excluding this, there was a good 2024
performance, with growth in revenue due to
balance sheet growth, continued momentum
in growing our multi-jurisdictional client base,
and investment in our core transaction
banking capabilities leading to higher fee
income. Revenue also benefited from the
growth in GBM collaboration income. The
increase in operating expenses reflected the
impact of hyperinflation in Argentina,
increased technology spend and investment,
incremental costs associated with HSBC
Innovation Banking and inflationary pressures.
1The number of customers reduced due to the
sale of our banking business in Canada.
$25bn
CMB grew deposits by $25bn or 5%
compared with 2023.

Results – on a constant currency basis	2024	2023	2022	2024 vs 2023		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Net operating income	21,580	22,396	16,207	(816)	(4)	(2,228)
ECL	(1,815)	(2,006)	(1,868)	191	10	69
Operating expenses	(7,906)	(7,234)	(6,810)	(672)	(9)	255
Share of profit/(loss) in associates and JVs	1	(1)	1	2	>100	—
Profit before tax	11,860	13,155	7,530	(1,295)	(10)	(1,904)
RoTE[1] (%)	20.0	23.4	13.7

1  RoTE in 2023 included a 3.1 percentage point favourable impact from the gain recognised on the acquisition of SVB UK.
2  Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

32	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Management view of revenue	2024	2023	2022	2024 vs 2023		of which strategic transactions[4]
	$m	$m	$m	$m	%	$m
Global Trade Solutions	1,992	1,969	2,045	23	1	(39)
Credit and Lending	5,183	5,239	5,728	(56)	(1)	(281)
Global Payments Solutions	11,880	12,125	6,911	(245)	(2)	(225)
Markets products, Insurance and Investments and Other[1]	2,525	3,063	1,523	(538)	(18)	(1,683)
–of which: share of revenue for Markets and Securities Services and Banking products	1,382	1,295	1,181	87	7
–of which: gain on the acquisition of Silicon Valley Bank UK Limited	—	1,659	—	(1,659)	(100)	(1,659)
Net operating income[2]	21,580	22,396	16,207	(816)	(4)	(2,228)
–of which: transaction banking[3]	14,867	15,077	9,853
1Includes a gain on the acquisition of SVB UK and CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3 Transaction banking comprises Global Trade Solutions, Global Payments Solutions and CMB’s share of Global Foreign Exchange (shown within ‘share of revenue for Markets and Securities Services and Banking products’).
4Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

	2024	2023	2022
Notable items – on a reported basis	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	1,591	—
Restructuring and other related costs	—	—	(16)
Disposal losses on Markets Treasury repositioning	—	(316)	—
Currency translation on revenue notable items	—	65	6
Operating expenses
Disposals, acquisitions and related costs	(2)	(55)	—
Restructuring and other related costs	2	32	(266)
Currency translation on operating expenses notable items	—	—	(7)
Financial performance
Profit before tax of $11.9bn was $1.3bn
lower than in 2023 on a constant currency
basis. This was mainly due to a reduction in
revenue following the non-recurrence of a
$1.7bn gain recognised in 2023 on the
acquisition of SVB UK, the impact of the
disposal of our banking business in Canada in
2024, as well as higher operating expenses.
The reduction in profit before tax was partly
offset by balance-sheet-driven revenue
growth, excluding the disposal of our banking
business in Canada, higher revenue allocated
from Markets Treasury, transaction banking
fee growth and lower ECLs.
Revenue of $21.6bn was $0.8bn or 4% lower
on a constant currency basis. This was
primarily due to the non-recurrence of the
gain on the acquisition of SVB UK in 2023, as
mentioned above. It also included an adverse
impact of $0.6bn from strategic transactions,
notably in relation to the disposal of our
banking business in Canada. These were
partly offset by an increase in NII due to the
hyperinflationary impacts in Argentina and
higher allocated revenue from Markets
Treasury.
–In GTS, revenue was up $23m or 1%,
mainly due to growth in fee income from
guarantees, higher balances and improved
margins. This was partly offset by the
impact of the disposal of our banking
business in Canada.
–In Credit and Lending, revenue decreased
by $0.1bn or 1% due to the impact of the
disposal of our banking business in Canada,
partly offset by higher income in IVB.
–In GPS, revenue was down $0.2bn or 2%,
reflecting the impact of the disposal of our
banking business in Canada, and a
decrease in our main legal entities in Asia
and Europe from lower margins, reflecting
a change in the product mix. This was
partly offset by growth in fee income
reflecting business initiatives and
transaction volumes. There was also higher
revenue in HSBC UK due to higher margins
and in our legal entity in Argentina due to
hyperinflationary impacts.
–In GBM products, Insurance and
Investments, and Other, revenue
decreased by $0.5bn, largely due to the
non-recurrence of the $1.7bn gain
recognised in 2023 on the acquisition of
SVB UK. This adverse impact was partly
offset by higher allocated revenue from
Markets Treasury, including from the non-
recurrence of 2023 disposal losses on
repositioning and risk management and
interest income on own capital. There was
also higher GBM collaboration revenue,
reflecting growth in Global Markets and
Capital Financing products, notably in our
key entities in Hong Kong, the UK and in
Europe.
ECL charges of $1.8bn were $0.2bn lower on
a constant currency basis. ECLs in 2024
reflected lower charges in our main legal
entity in Asia, reflecting a reduction in ECL in
the commercial real estate sector in mainland
China, and in HSBC UK. These reductions
were partly offset by new stage 3 charges
related to a single customer in the UK, and in
our main legal entity in the Middle East.
Operating expenses of $7.9bn were $0.7bn
or 9% higher on a constant currency basis.
The increase reflected hyperinflationary
impacts in Argentina, incremental costs in
IVB following the acquisition of SVB UK,
higher spend and investment in technology,
and inflationary impacts. These increases
were in part mitigated by continued cost
discipline and lower costs following the
disposal of our banking business in Canada.

HSBC Holdings plc Annual Report on Form 20-F	33
Global Banking and Markets
Our GBM business supported multinational corporates, financial institutions and institutional clients, as well as public sector and government bodies.

Contribution to Group profit before tax
$7.1bn
23%
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
GBM is a leading provider of transaction
banking, financing and risk
management solutions to our clients.
Our global network with expertise,
particularly in Asia and the Middle East,
provides a differentiated service to our
clients’ international financial
requirements.

Divisional highlights
13.0%
Return on average tangible equity, up 1.6
percentage points compared with 2023.
GBM delivered a strong performance in 2024,
achieving a RoTE of 13.0%. On a constant
currency basis, we grew revenue by 11%,
while costs grew by 4% as we continued to
invest in technology to support future
revenue growth, and from the impact of
inflation. We also had a reduction in ECL
compared with 2023.
36%
Increase in Securities Financing revenue
compared with 2023, primarily from new
client onboarding in prime finance.

Results – on a constant currency basis	2024	2023	2022	2024 vs 2023		of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Net operating income	17,529	15,771	14,542	1,758	11	(49)
ECL	(235)	(317)	(578)	82	26	(11)
Operating expenses	(10,231)	(9,872)	(9,403)	(359)	(4)	59
Share of profit/(loss) in associates and JVs	—	—	(2)	—	—	—
Profit before tax	7,063	5,582	4,559	1,481	27	(1)
RoTE (%)	13.0	11.4	9.8
1  Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

34	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Management view of revenue	2024	2023	2022	2024 vs 2023		of which strategic transactions[6]
	$m	$m	$m	$m	%	$m
Markets and Securities Services	9,652	8,806	8,815	846	10	(63)
–Securities Services	2,280	2,305	1,994	(25)	(1)	(3)
–Global Debt Markets	968	827	698	141	17	(8)
–Global Foreign Exchange	3,972	4,030	4,088	(58)	(1)	(49)
–Equities	891	552	1,015	339	61	(1)
–Securities Financing	1,523	1,120	924	403	36	(5)
–Credit and funding valuation adjustments	18	(28)	96	46	>100	3
Banking	8,656	8,460	6,690	196	2	(125)
–Global Trade Solutions	690	658	670	32	5	(13)
–Global Payments Solutions	4,497	4,427	2,861	70	2	(72)
–Credit and Lending	1,820	1,967	2,229	(147)	(7)	(15)
–Investment Banking[1]	1,084	1,040	737	44	4	(9)
–Other[2]	565	368	193	197	54	(16)
GBM Other	(779)	(1,495)	(963)	716	48	139
–Principal Investments	24	(5)	57	29	>100	—
–Other[3]	(803)	(1,490)	(1,020)	687	46	139
Net operating income[4]	17,529	15,771	14,542	1,758	11	(49)
–of which: transaction banking[5]	11,439	11,420	9,613	19	—
1From 1 January 2024, we renamed ‘Capital Markets and Advisory‘ as ‘Investment Banking‘ to better reflect our purpose and offering.
2Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
4‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
5Transaction banking comprises Securities Services, Global Foreign Exchange (net of revenue shared with CMB), GTS and GPS.
6Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

	2024	2023	2022
Notable items – on a reported basis	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(14)	—	—
Restructuring and other related costs	—	—	(184)
Disposal losses on Markets Treasury repositioning	—	(270)	—
Currency translation on revenue notable items	—	(2)	4
Operating expenses
Disposals, acquisitions and related costs	(2)	3	—
Restructuring and other related costs	(1)	21	(252)
Currency translation on operating expenses notable items	—	—	(8)
Financial performance
Profit before tax of $7.1bn was $1.5bn or
27% higher than in 2023 on a constant
currency basis. This was driven by an
increase in revenue of $1.8bn or 11%on a
constant currency basis, including from strong
performances in Securities Financing,
Equities and Global Debt Markets. In addition,
ECL charges decreased compared with 2023,
while operating expenses increased by
$0.4bn on a constant currency basis.
Revenue of $17.5bn was $1.8bn or 11%
higher on a constant currency basis.
In Markets and Securities Services (‘MSS‘),
revenue increased by $0.8bn or 10% driven
by prime finance, fixed income and equity
derivatives.
–In Securities Services, revenue decreased
by $25m or 1% from divestments within
our fund administration business and from
lower NII due to reduced rates impacting
margins.
–In Global Debt Markets, revenue rose by
$0.1bn or 17%, from higher client demand
for financing products and increased volumes
primarily from emerging markets credit.
–In Global Foreign Exchange, revenue fell by
$0.1bn or 1%, as client activity remained
resilient given the market environment.
–In Equities, revenue increased by $0.3bn or
61% amid improved market sentiment,
which drove strong client demand for
wealth products, as well as higher levels of
volatility in 2H24.
–In Securities Financing, revenue rose by
$0.4bn or 36%, primarily driven by new
client onboarding in prime finance and
robust institutional financing demand.
In Banking, revenue increased by $0.2bn or
2%.
–In GPS, revenue increased by $0.1bn or
2%, driven by higher average balances and
fee performance resulting from business
initiatives, repricing and transaction growth.
–In Investment Banking, which includes
Issuer Services, revenue increased by
$44m or 4%, due to higher advisory and
financing activity, supported by the
recovery in global capital markets.
–In Credit and Lending, revenue decreased
by $0.1bn or 7% reflecting ongoing muted
client demand.
–In Banking Other, revenue increased by
$0.2bn or 54% due to hedging activities
and higher allocated earnings on capital
held in the business.
In GBM Other, revenue increased by $0.7bn
or 48%, driven by higher allocated revenue
from Markets Treasury, including from the non-
recurrence of 2023 disposal losses on
repositioning and risk management, and lower
HSBC Holdings interest expense.
ECL of $0.2bn decreased by $0.1bn on a
constant currency basis, mainly as the 2024
period included a release related to a single
exposure.
Operating expenses of $10.2bn increased by
$0.4bn or 4% on a constant currency basis,
due to the impact of inflation and higher
spend and investment in technology, partly
mitigated by continued cost discipline.

HSBC Holdings plc Annual Report on Form 20-F	35
Corporate Centre
The results of Corporate Centre primarily comprise the financial impact of certain acquisitions and disposals and the share of profit from our interests in our associates and joint ventures and related impairments. It also includes
Central Treasury, stewardship costs and consolidation adjustments.

Corporate Centre performance in 2024 primarily
reflected the financial impact of certain
acquisitions and disposals, including the gain on
the sale of our banking business in Canada and
losses on the disposal of our business in
Argentina, including foreign currency and other
reserve losses. In 2023, performance included
the recognition of an impairment in our
investment in our associate BoCom.
Financial performance
Profit before tax of $1.2bn was $1.7bn higher
than in 2023 on a constant currency basis. The
increase included the impact of the non-
recurrence of an impairment charge of $3.0bn
in 2023 relating to our investment in BoCom.
Revenue of $1.9bn was $1.8bn lower on a
constant currency basis, primarily due to the
impact of notable items.
In 2024, these included a loss on disposal of
$1.0bn, as well as foreign currency and other
reserve losses of $5.2bn, following the
disposal of our business in Argentina. They also
included a loss of $0.1bn related to the
recycling of reserves following the completion
of the sale of our business in Russia, and a
$0.2bn loss on the early redemption of legacy
securities. These were partly offset by a
$4.8bn gain on the sale of our banking
business in Canada, inclusive of fair value gains
on related hedging and recycling of related
reserves.
In 2023, notable items included fair value losses
of $0.3bn relating to the hedging of the
proceeds of the sale of our business in Canada.
The reduction in revenue also included adverse
fair value movements on financial instruments
in Central Treasury and structural hedges, a
reduction following the transfer of the retained
French retail lending portfolio from WPB, and
fair valuation losses on legacy portfolios. This
was partly offset by fair value gains on hedging
related to our retained French retail lending
portfolio.
Operating expenses decreased by $0.3bn on a
constant currency basis. This included a lower
impact from levies, including in relation to the
FDIC special assessment and the UK bank levy.
Share of profit from associates and joint
ventures of $2.9bn increased by $3.2bn on a
constant currency basis, primarily reflecting the
non-recurrence of an impairment charge of
$3.0bn in 2023 relating to our investment in
BoCom and an increase in share of profit from
SAB.

Results – on a constant currency basis	2024	2023	2022	2024 vs 2023		of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Net operating income	(1,929)	(103)	(1,934)	(1,826)	>(100)	(977)
ECL	(29)	(1)	(9)	(28)	>(100)	—
Operating expenses	298	(36)	(1,875)	334	>100	27
Share of profit in associates and joint ventures less impairment	2,864	(319)	2,531	3,183	>100	—
–of which: impairment loss relating to our investment in BoCom	—	(3,017)	—	3,017	>100	—
Profit/(loss) before tax	1,204	(459)	(1,287)	1,663	>100	(950)
RoTE (annualised) (%)	0.7	(1.0)	2.8
1Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

Management view of revenue	2024	2023	2022	2024 vs 2023		of which strategic transactions[6]
	$m	$m	$m	$m	%	$m
Central Treasury[1]	(49)	99	(743)	(148)	>(100)	—
Legacy portfolios	(50)	3	(181)	(53)	>(100)	—
Other[2,3]	(1,830)	(205)	(1,010)	(1,625)	>(100)	(977)
–of which: gain on the sale of banking business in Canada and associated hedges[4]	4,795	(275)	—	5,070	>100	5,070
–of which: loss on the sale of business in Argentina	(1,011)	—	—	(1,011)	>(100)	(1,011)
–of which: recycling of foreign currency translation reserve losses and other reserves on sale of business in Argentina	(5,166)	—	—	(5,166)	>(100)	(5,166)
Net operating income[5]	(1,929)	(103)	(1,934)	(1,826)	>(100)	(977)
1Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2 Other comprises gains and losses on certain transactions, funding charges on property and technology assets, the results of the retained France retail loan portfolio, revaluation gains and losses on investment properties and property disposals, consolidation adjustments and other revenue items not allocated to global businesses.
3 Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 2024 was $1,569m (2023: $(339)m; 2022: $1,377m).
4 Includes fair value gains/(losses) on the foreign exchange hedging of the proceeds of the sale and the recycling of related reserves.
5 ’Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
6    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 111.

	2024	2023	2022
Notable items – on a reported basis	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(1,357)	(297)	(525)
Fair value movements on financial instruments	—	14	(618)
Restructuring and other related costs	—	—	(145)
Early redemption of legacy securities	(237)	—	—
Currency translation on revenue notable items	—	(9)	(26)
Operating expenses
Disposals, acquisitions and related costs	(192)	(216)	(11)
Restructuring and other related costs	(25)	63	(2,007)
Currency translation on operating expenses notable items	—	—	(46)
Impairment of interest in associate	—	(3,000)	—
Currency translation on associate notable items		(17)

36	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Risk overview
Active risk management helps us to achieve our strategy,
serve our customers and communities and grow our
business safely.

Managing risk

Key risk appetite metrics
Component	Measure	Risk appetite	2024
Capital	CET1 ratio – end point basis	≥13.5%	14.9%
Change in expected credit losses and other credit impairment charges	Change in expected credit losses and other credit impairment charges as a % of advances: Retail (WPB)	≤0.50%	0.27%
	Change in expected credit losses and other credit impairment charges as a % of advances: Wholesale (GBM, CMB)	≤0.45%	0.37%
HSBC’s operations are subject to changes in
the economy, financial conditions and
geopolitical developments that could have a
material impact on the Group’s operations and
financial risks. These factors are a significant
source of uncertainty that we monitor and
review continuously.
Despite political and economic uncertainties,
global economic growth was resilient in 2024.
This was led by strong growth in the US and a
mild recovery in the EU, while key emerging
markets were supported by monetary policy
easing. In the US, performance was supported
by household consumption and government
spending. In mainland China activity by sector
has been uneven, but fiscal and monetary
support ensured that the official economic
growth target was still met. UK growth
remained low despite a fall in inflation and
lower interest rates, as consumers continued to
prioritise saving.
Continued moderate growth is expected in
2025, but the trajectory of US economic and
trade policies in the aftermath of the US
election, and geopolitical risks such as the
ongoing Russia-Ukraine war and conflict in
the Middle East, remain key sources of
forecast uncertainty.
Inflation and high interest rates remain key
considerations for policymakers. In the US and
Europe, headline inflation rates trended
downwards towards central bank target ranges,
despite high and persistent services price
increases. Disinflation enabled the US Federal
Reserve and the ECB to cut their policy rates by
100bps and 75bps respectively, and the Bank of
England by 50bps in 2024.
Further cuts in interest rates are expected in
the US, although the resilience of the
economy and the perceived supply chain and
inflation risks attached to new and
prospective US tariff policies, have led
markets to pare back their expectations for
rate cuts in 2025. In the Eurozone, interest
rates are expected to be cut in order to
support growth. Markets also expect the
Bank of England to continue to reduce the
bank rate throughout 2025. In mainland
China, authorities have reduced benchmark
policy interest rates to support private sector
borrowing as demand for loans has
weakened. Further fiscal and monetary
easing is expected to support local
consumption and offset some of the impact
of US tariffs.
Fiscal policy, public deficits and indebtedness
influence our risk profile. Public spending as a
proportion of GDP is likely to remain high for
most key economies. Against the backdrop of
higher global interest rates, a high level of
public debt issuance, and a strong US dollar,
borrowing costs for certain countries could
increase further. This could adversely impact
the fiscal capacity and debt sustainability of
highly-indebted sovereign issuers.
Additional sanctions on Iran were imposed in
2024 in response to Iran’s activities and the
increase in tensions between Israel and Iran.
The sanctions and trade restrictions imposed
by the US, the UK, and the EU, as well as
other countries, as a result of the Russia-
Ukraine war, remain complex, far-reaching
and evolving. The US has expanded the reach
of its secondary sanctions regime, which
includes broad discretion to impose severe
sanctions on non-US banks. The imposition of
such sanctions against any non-US HSBC
entity could result in significant adverse
commercial, operational and reputational
consequences for HSBC. In response to such
sanctions and trade restrictions, as well as
asset flight, Russia has implemented certain
countermeasures, including the expropriation
of certain foreign assets.
Strategic competition with China has the
potential to impact global supply chains which
may in turn impact the Group’s operations.
The US, the UK, the EU and other countries
have imposed various sanctions and trade
restrictions on Chinese individuals and
companies. China has also imposed its own
sanctions, trade restrictions and other
measures against certain countries,
businesses and individuals. This has resulted
in efforts to de-risk certain sectors with the
reshoring of manufacturing activities.
Further sanctions or counter-sanctions may
adversely affect the Group, its customers and
various markets.
Political changes may also have implications
for policy and regulations. Newly elected
governments in several key markets have
committed to a shift in domestic and foreign
policy priorities. The US administration
supports sweeping economic, foreign and
trade policy changes that, if enacted, are
expected to have geopolitical and
macroeconomic implications, including an
uncertain impact on growth and inflation.
HSBC continues to monitor these policy
changes and assess their implications for
economic conditions in our key markets.
Challenging conditions persist in the real
estate sector in several of our major markets.
The Hong Kong commercial real estate
market has seen prices fall amid low
transaction volumes and a high interest rate
environment. Despite an improvement in
sentiment associated with supportive policy
measures and recent US interest rate cuts,
commercial real estate market demand has
remained weak. Prices also fell in the Hong
Kong residential market during 2024 but
sentiment and transaction volumes started to
improve in the fourth quarter, supported by
more favourable government measures and
improved affordability as prices and interest
rates fell. Stabilisation of the real estate market
could be dependent on a further lowering of
interest rates to revive demand for property
both in the domestic market and from
mainland China. Higher interest rates, a
stronger US dollar and weak sentiment in
mainland China remain the key risks to
recovery.

HSBC Holdings plc Annual Report on Form 20-F	37
Managing risk continued
In mainland China an excess of inventory and
low confidence have resulted in the fall in
both commercial and residential real estate
prices. A recovery remains contingent on
reform and broader economy-wide stimulus
measures. We continue to closely monitor
market conditions and take steps to
proactively manage our commercial real
estate portfolios.
In the fourth quarter of 2024 management
adjustments to ECL were applied to reflect
sector or portfolio risks that are not fully
captured by our models.
We continue to assess the impact of Basel
3.1 standards on our capital, including the
release of more beneficial PRA near-final
rules, developments in the US and the
associated implementation challenges.
We monitor, and seek to manage, the
potential implications of all the above
developments on our customers and our
business. While the financial performance of
our operations varied by geography, our
balance sheet and liquidity remained strong.
  For further details of our Central and other
scenarios, see ‘Measurement uncertainty and
sensitivity analysis of ECL estimates’ on page
178.
Our risk appetite
Our risk appetite sets our approach to
monitoring and managing our risk exposure. It
defines our desired forward-looking risk
profile and informs the strategic and financial
planning process. It provides a baseline to
guide strategic decision making by helping
planned business activities to deliver an
appropriate balance of return for the risk
assumed, while remaining within acceptable
risk levels. Risk appetite supports senior
management in allocating financial resources
optimally to finance sustainable growth and
manage risk exposures.
At 31 December 2024 our CET1 ratio and
ECL charges were within their defined risk
appetite thresholds. Our CET1 capital ratio at
31 December 2024 was 14.9%, up marginally
compared with the prior year as capital
generation and a reduction in RWAs through
strategic transactions were offset by
dividends, share buy-backs and organic
balance sheet growth. For further details of
the key drivers of the overall CET1 ratio, see
‘Own funds’ on page 235. Wholesale ECL
charges during the year continued to reflect
stress in the mainland China and Hong Kong
commercial real estate sectors however,
Wholesale and Retail ECL charges remained
within appetite.
Stress tests
We regularly conduct stress tests to assess
the resilience of our balance sheet and our
capital adequacy, as well as to provide
actionable insights into how key elements of
our portfolios may behave during a crisis. We
use the outcomes to calibrate our risk
appetite to inform our strategic and financial
plans, helping to improve the quality of
management’s decision making. The results
from the stress tests also drive recovery and
resolution planning to help enhance the
Group’s financial stability under various
severe macroeconomic or idiosyncratic
scenarios. The selection of stress scenarios is
based upon the identification and assessment
of our top and emerging risks and our risk
appetite.
The Prudential Regulation Authority (‘PRA’)
cancelled the 2024 Annual Cyclical Scenario
stress testing exercise and instead
commenced a Desk Based Stress Test
exercise, which used PRA models and their
in-house expertise to test the resilience of
the UK banking system against more than
one adverse macroeconomic scenario. HSBC
provided 2023 year-end data to support this.
The results of this exercise across firms were
published in aggregate only, within the
Financial Stability Report issued in the fourth
quarter of 2024. The PRA announced an
updated Stress Testing Framework and
intends to return to a concurrent exercise in
2025, involving the submission of stressed
projections. Further details will be provided
by the PRA during 2025.
During 2024, the Group-wide internal stress
test was completed and assessed the impact
of two contrasting scenarios envisioning
severe macroeconomic conditions over a five-
year period. These scenarios reflected the
uncertain inflation and interest rate
environment, heightened geopolitical
tensions, banking sector challenges, and
global economic stress. The outcomes
demonstrated that the Group has sufficient
capital to withstand severe but plausible
stress conditions. Additionally, the
conclusions drawn from this exercise will also
be included in the Group Internal Capital
Adequacy Assessment Process.
Climate risk
Climate risk relates to the financial and non-
financial impacts that may arise as a
consequence of climate change and the
move to a net zero economy. Climate risk can
impact us either directly or through our
relationships with our clients. These include
the potential risks arising as a result of our
net zero ambition, which could lead to
reputational concerns, and potential legal and/
or regulatory enforcement action if we are
perceived to mislead stakeholders on our
business activities or if we fail to achieve our
stated net zero ambition.
We seek to manage climate risk across all our
businesses in line with our Group-wide risk
management framework and continue to
incorporate climate considerations within our
traditional risk types.
  For further details of our approach to climate risk
management, see ‘Climate risk‘ on page 249.
  For further details of our TCFD disclosures, see
the ‘ESG review‘ on page 466.
Climate stress tests
Scenario analysis supports our strategy by
assessing our potential exposures to climate
risks and vulnerabilities under a range of
climate scenarios. Scenario analysis helps to
build our awareness of climate change,
understand plausible impacts to our strategy,
plan for the future and meet our growing
regulatory requirements.
In 2024, we enhanced our internal climate
scenario analysis exercise by focusing our
efforts on generating more granular insights
for key sectors and regions to support core
decision-making processes. We also
continued to embed climate considerations
into core processes across the Group and to
respond to our regulatory requirements.
Additionally, we produced several climate
stress tests for regulators around the world,
including the Hong Kong Monetary Authority.
  For further details of our approach to climate risk
stress testing, see ‘Insights from scenario
analysis’ on page 253.
Our operations
We remain committed to investing in the
reliability and resilience of our technology
systems and critical services. We assess our
third parties to help ensure they deliver the
standard of services we require to provide
resilient services to our customers. We do so
to help protect our customers, affiliates and
counterparties, and minimise any disruption
to our services. In our approach to defending
against these threats, we invest in business
and technical controls to help us prevent,
detect, manage and recover from issues in a
timely manner within our risk appetite.
We are working to balance the opportunity
artificial intelligence (‘AI’) presents to
accelerate delivery of our strategy with the
need for appropriate controls to be in place to
mitigate the associated risks. HSBC is
committed to using AI responsibly. HSBC’s
Principles for the Ethical Use of Data and AI
are available at www.hsbc.com/ai. We
continue to refine and embed governance
and controls into our risk management
processes to help meet the Group’s needs
and increasing regulatory expectations for
when AI is both developed internally and
enabled through third parties.
We continue to focus on improving the
quality and timeliness of the data used to
inform management decisions, and are
progressing with the implementation of our
strategic and regulatory change initiatives to
help deliver the right outcomes for our
customers, people, investors and
communities.
  For further details of our risk management
framework and risks associated with our banking
and insurance manufacturing operations, see
pages 167 and 261, respectively.

38	HSBC Holdings plc Annual Report on Form 20-F
Strategic Report

Top and emerging risks
Our top and emerging risks report identifies
forward-looking risks so that they can be
considered in determining whether any
incremental action is needed to either
prevent them from materialising or to limit
their effect. Top risks are those that have the
potential to have a material adverse impact
on the financial results, reputation or
business model of the Group. We actively
manage and take actions to mitigate our top
risks. Emerging risks are those that, while
they could have a material impact on our risk
profile were they to occur, are not considered
immediate and are not under active
management. Our suite of top and emerging
risks is subject to regular review by senior
governance forums. We continue to monitor
closely the identified risks and agree
management actions to remediate and/or
reduce them to acceptable levels, as
required.

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	~
Our operations and portfolios are subject to risks arising from political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. We are also subject to cyclical and idiosyncratic macroeconomic risks. Among the key risks to the economic outlook is the prospective recalibration of economic and trade policies following elections in the US and other markets in 2024. This could prove disruptive to the global economy.

Technology and cybersecurity risk	~
There is an increased risk of service disruption or loss of data resulting from technology failures or malicious activities from internal or external threats. We continue to monitor changes to the technology and threat landscape, including those arising from ongoing geopolitical and macroeconomic events and the impact this may have on third-party risk management. We operate a continuous improvement programme to help support the resilience and stability of our technology operations and counter a fast-evolving and heightened cyber threat environment.

Environmental, social and governance (‘ESG’) risks	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, signs of diverging national agendas, increasing frequency of severe weather events, which require careful monitoring, and may impact financial and non-financial risks due to
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
complex and dynamic nature of sanctions and export control compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI, can introduce risks and disruption. We seek to manage technology developments with appropriate controls and oversight.

Evolving regulatory environment risk	}
The regulatory and compliance risk environment is set against continued geopolitical risk and regulatory focus on operational resilience, financial resilience, model risk, ESG, financial crime and risk management practices. Multiple jurisdictions are progressing the implementation of Basel 3.1 standards to various timescales, some of which are being delayed. The governmental and regulatory focus on improving pro-business growth is also driving legislative and regulatory change.

Internally driven
Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.

Risks arising from the receipt of services from third parties	}
We procure goods and services from a range of third parties. Due to the current macroeconomic and geopolitical climate, the risk of service disruption in our supply chain remains heightened. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with a particular focus on capital models. New technologies, including AI and generative AI, are driving a need for enhanced model risk controls.

Change execution risk	}
Delivering change effectively is critical to achieving our strategy and enables us to meet rapidly-evolving customer and stakeholder needs. We seek to deliver complex change in line with established risk management processes, prioritising sustainable outcomes and understanding the associated risks. We focus on meeting industry and regulatory expectations and fulfilling our obligations to customers and clients.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	~
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, changing skills requirements of our workforce, and compliance with employment laws and regulations. Attrition across the
Group remains stable, but failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims, and the risks are heightened during the current period of fundamental organisational change.

~ Risk heightened during 2024      } Risk remained at the same level as 2023

HSBC Holdings plc Annual Report on Form 20-F	39
Environmental,
social and
governance
review
Our ESG review sets out our approach to our
environment, customers, employees and
governance. It explains how we aim to achieve
our purpose, deliver our strategy in a way that is
sustainable, and build strong relationships with all
of our stakeholders.
How we present our TCFD disclosures
Our overall approach to TCFD can be found on page 21 and
additional information is included on pages 466 to 472. Further details have been embedded in this section and the Risk review section on pages 249 to 258. Our TCFD disclosures are highlighted with the following symbol:

40 Environmental
61 Social
71 Governance
Shanghai, China, 1870s. Waterfront View.

TCFD

40	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Environmental

TCFD
Transition to net zero
We aim to support the transition to net zero and a sustainable future in partnership with our customers and other stakeholders

At a glance
Supporting the transition to net zero is a key
priority for HSBC. In 2020, we set an ambition to
become a net zero bank by 2050. We continue
to develop our capabilities, products and services
to support our customers’ transition, reduce
emissions in our own operations and partner for
systemic change.
We believe supporting our customers’ transition
both benefits their business and helps generate
long-term financial returns for our shareholders.
Since we set our net zero ambition, we have
seen promising progress in some vital areas of
the decarbonisation challenge. Yet while the
transition has progressed, the global pace of
change remains insufficient. We are limited by,
and cannot on our own overcome, the present
lag in policy measures and the overall slower
pace of the transition.
In our net zero transition plan published in
January 2024 we committed to continually
calibrate our approach to take into consideration
the latest scientific methodologies, climate-
related policies, and developments in the real
world, given that our sector portfolios reflect
progress in the regional economies where we
operate. As we near the mid-point towards our
own 2030 targets, it is important to take stock of
our own progress so far. We have made good
progress in reducing the emissions from our
own operations but more uneven progress
towards our ambitions for our financed
emissions footprint.
Financed emissions
Our strategy is to support emissions reductions
in the wider economy by working with our
portfolio of customers to facilitate the emissions
reductions they are seeking to make. We
continue to focus on engaging with our
customers on their transition plans, managing
the products and services that we offer, and
adapting the financing choices we make to help
move the world towards a resilient, net zero
economy.
We have set 2030 targets that combine financed
and facilitated emissions for the oil and gas
sector on an absolute emissions reduction basis,
and for the power and utilities sector using an
emissions intensity metric. We have also set a
target for on-balance sheet financed emissions
for thermal coal mining.
For demand-side sectors, we have set 2030
emissions intensity targets to reflect the need to
scale up low-emissions technologies while
transitioning away from existing high-emitting
technologies in transport and industry. As part of
our financial reporting, we present the progress
for these sectors against our published financed
emissions baselines and targets.
As we have set out in our net zero transition
plan, we must acknowledge that there are
fundamental prerequisites, outside of our
control, which impact our ability to meet our
2030 interim financed emissions targets. These
include technological advancements,
diversification of the energy mix, market demand
for climate solutions, evolving customer
preferences, and government leadership and
effective policy.
At the current pace of decarbonisation, a
combination of the above factors has led to the
transition being slower than envisaged by recent
Paris-aligned net zero scenarios. Against this
background, we have begun a review of our
interim 2030 financed emission targets and
associated policies as part of the annual net zero
transition plan review referenced in our 3Q24
earnings release in October.
As we calibrate our approach for the latest
context, we will seek to balance being ambitious
on net zero while recognising the present near-
term global challenges and the associated
impact of the transition playing out differently
across the regions and sectors we serve. In
doing so we plan to draw on the latest scientific
evidence and credible industry-specific
pathways, while, at the same time, maintaining
our commitment under our 2021 Climate
Resolution.
Own operations and supply chain
In 2020, we set an ambition to reach net zero in
our operations and supply chain by 2030. Our
approach is to reduce emissions from
consumption, replace consumption with low-
emissions alternatives, and remove remaining
emissions with high-quality carbon credits, in line
with external guidance.
We continue to make good progress in driving
down our direct emissions. However, progress
in reducing scope 3 emissions in our supply
chain is proving slower than we anticipated,
driven mainly by the slower pace of the transition
across the real economy.
While we remain committed to our approach, it
has become clear that we would need to rely
heavily on carbon offsets to achieve net zero in
our supply chain by 2030. As such, we have
revisited our ambition to take into account latest
best practice guidance on carbon offsets. We are
now focused on achieving net zero across our
operations, travel and supply chain by 2050.

In this section
Understanding our climate reporting		We continue to evolve our disclosures taking into consideration data limitations and other challenges, and provide an overview of key changes for 2024.	Page 41
Supporting our customers	Sustainable finance and investment	We seek to support our customers’ transition to net zero, including through the provision and facilitation of sustainable finance and investment solutions.	Page 43
Partnering for systemic change	Supporting systemic change to help deliver net zero	We focus on building partnerships that help support an enabling environment for scaling net zero solutions in the geographies most impacted by climate change.	Page 45
Embedding net zero	Financed emissions	We aim to align our financed emissions to achieve net zero by 2050.	Page 46
	Net zero in our own operations	We aim to achieve net zero in our own operations, travel and supply chain by 2050, in line with our overarching net zero ambition.	Page 56
Managing climate risk
We manage climate risk across our businesses in line with our Group-wide risk management framework and continue to enhance our stress testing and scenario analysis capability to identify and understand climate-related risks.
Page 58
	Sustainability risk policies	Our sustainability risk policies help to set out our appetite for financing and advisory activities in certain sectors.	Page 59

HSBC Holdings plc Annual Report on Form 20-F	41
Understanding our climate reporting
Continuing to evolve our climate
disclosures
We engage with standard setters to support
the development of transparent and consistent
climate-related industry standards in areas such
as product labelling, sustainability disclosures,
sustainable finance taxonomy and emissions
accounting. In 2025, we will continue to review
and enhance our approach to disclosures.
Internal and external data challenges
The effective measurement, governance and
reporting of progress against our climate
ambitions relies heavily on the availability and
quality of both internal and external data.
Newer data sources and topics may be difficult
to assure using traditional verification
techniques. This, coupled with diverse external
data sources and complex structures, further
complicates data consolidation. Our internal
data on customer groups that was used to
source financial exposure and emissions data,
is based on credit and relationship
management factors and is not always aligned
with the need to analyse emissions across
sector value chains. This can result in
inconsistencies in our financed emissions
calculations.
We continue to invest in the development of
data and analytics capabilities to support our
transition. This includes sourcing more reliable
data from external providers. We are also
developing our processes, systems, controls
and governance to meet the demands of future
ESG reporting.
Given our dependency on collecting emissions
data from our clients and the manual nature of
the process, enhanced verification and
assurance procedures are performed on a
sample basis over this data, including the first
and second lines of defence. Our climate
models undergo independent review by an
internal model review group, and we obtain
limited assurance on our financed emissions
and sustainable finance disclosures from
external parties, including our external auditors.
Policies and implementation
We continue to review and enhance
implementation of sustainability risk policies as
we apply them in practice. They are reviewed
and, where appropriate, updated based on
factors including risk materiality,
implementation experience, evolving scientific
guidance, updated climate scenarios, policy
and regulatory requirements and evolving
industry practices.
Lack of consistency across sustainable
finance taxonomies
Sustainable finance metrics, taxonomies and
practices currently lack global consistency. As
standards develop and regulatory guidance
evolves across jurisdictions, our targets,
methodologies and disclosures may also
need to adapt. Recognising these challenges,
we have developed and disclosed our
Sustainable Finance and Investment Data
Dictionary to accompany reporting against our
sustainable financing and investment
ambition. For further details, see page 43.
The evolution of the dictionary could lead to
differences in year-on-year reporting. We
continue to engage with standard setters in
different regions to support the development
of transparent and consistent taxonomies to
encourage science-based decarbonisation,
particularly in high transition risk sectors.
Impact on our reporting and financial
statements
We have assessed the impact of climate risk
on our balance sheet and have concluded that
no incremental adjustments were needed to
capture climate impacts in our financial
statements for the year ended 31 December
2024. The effects of climate change are a
source of uncertainty. We capture known and
observable potential impacts of climate-
related risks in our asset valuations and
balance sheet calculations. These are
considered in relevant areas of our balance
sheet, including expected credit losses,
classification and measurement of financial
instruments, goodwill and other intangible
assets; and in making the long-term viability
and going concern assessment. As part of
assessing the impact on our financial
statements we conducted scenario analysis
to understand the impact of climate risk on
our business (see pages 58 and 253). For
further details of how management
considered the impact of climate-related risks
on its financial position and performance, see
‘Critical estimates and judgements’ on page
376.
Progress on our net zero transition plan
We continue to take actions across our
organisation to support the implementation of
our net zero transition plan. This report
provides key updates on our progress in 2024
and our annual TCFD reporting.
For further details of our climate risk exposures,
see page 249.

Key changes to our 2024 disclosures
We are committed to timely and
transparent reporting. However, we
recognise that challenges may result in us
having to change certain disclosures. In
2024, there was an impact on certain
climate disclosures, including:
–Financed emissions for the automotive,
thermal coal mining and aviation sectors:
In 2024, we made a methodological
change to the way we calculate
financed emissions for our automotive
clients. In addition, we identified errors
in both the thermal coal mining and
aviation sectors, including errors in
lending product codes. These changes
have resulted in a 25% decrease in
emissions reported for automotive and a
30% increase in emissions reported for
aviation in 2022 figures, and a 18%
increase in emissions reported for
thermal coal mining in the 2020 baseline
figure on an absolute financed
emissions basis. For further details, see
page 49.
–Thermal coal exposure: we continue to
refine our basis of preparation and have
made further enhancements in 2024.
For further details, see page 60.
–Supply chain emissions: we have
restated our supply chain emissions due
to revisions in our methodology and an
error in the mapping of industry averages.
This has resulted in a 25% increase to
our 2019 baseline emissions and a 2%
increase to our 2023 reported emissions.
For further details, see page 57.
–Asset management financed emissions
2019 baseline: we have re-baselined our
2019 intensity figure due to an error in
the issuer mapping and is now 124
tCO2e/M$ invested versus 131 tCO2e/
M$ invested reported in the Annual
Report and Accounts 2022. For further
details, see page 55.
–Energy consumption: We have restated
our 2019 metric for total energy
consumption due to an error. For further
details, see page 57

42	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

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

For further breakdown of our scope 1, 2 and 3 emissions, see our ESG Data Pack at www.hsbc.com/esg.
1 Our analysis of financed emissions comprises ‘on-balance sheet financed emissions’ and ‘facilitated emissions’.

Our own operations and supply chain See page 58	Scope 2 Indirect	Scope 3 Indirect	Scope 1 Direct	Scope 3[1] Indirect	Our financed emissions See page 46

	Electricity, steam heating and cooling	Purchased goods and services (Category 1)	Company facilities

Company vehicles

Business travel (Category 6)	Capital goods (Category 2)				Investments and financed emissions (category 15)

Upstream activities
Downstream activities
HSBC Holdings
Assurance relating to ESG metrics

TCFD
HSBC Holdings plc is responsible for
preparation of the ESG information and all
supporting records, including selecting
appropriate measurement and reporting
criteria, in this Form 20-F, ESG Data Pack and
the additional reports published on our
website.
We recognise the importance of ESG
disclosures and the quality of data underpinning
them. We also acknowledge that our internal
processes to support ESG disclosures continue
to be developed and that currently they partly
rely on manual sourcing and categorisation of
data. Certain aspects of our ESG disclosures are
subject to enhanced verification and assurance
procedures including the first, second and third
lines of defence. Assurance assists with
reducing the risk of misstatement, although it
cannot be fully eliminated given the challenges
in data, evolving methodologies and emerging
standards. We aim to continue to enhance our
approach in line with external regulations and
expectations.
For 2024, ESG metrics are subject to stand-
alone independent limited third-party assurance
in accordance with the International Standard
on Assurance Engagements 3000 (Revised)
‘Assurance Engagements other than Audits or
Reviews of Historical Financial Information’
and, in respect of the greenhouse gas
emissions, in accordance with the International
Standard on Assurance Engagements 3410
‘Assurance Engagements on Greenhouse Gas
Statements’, issued by the International
Auditing and Assurance Standards Board, on
the following specific ESG metrics:
–our use of proceeds from Green Bond
issuances 2024 (published in December
2024);
–our cumulative sustainable finance and
investment provided and facilitated from
1 January 2020 to 31 December 2024 (see
page 43);
–our on-balance sheet financed emissions for
2023 for six sectors, our on-balance sheet
financed emissions for 2021 and 2022 for
thermal coal mining, and our facilitated
emissions for two sectors for 2023 (see
page 54);
–our thermal coal financing drawn balance
exposures for 2021 and 2022 (see page 60);
–our own operations’ scope 1, 2 and 3
(business travel) greenhouse gas emissions
data (see page 57), as well as supply chain
emissions (purchased good and services, and
capital goods) data; and
–our re-baselined 2019 intensity metric and the
scope 1 and 2 financed emission intensity
achieved by 31 December 2023 for our HSBC
asset management business (see page 55).
The work performed for independent limited
assurance is substantially less than the work
performed for a reasonable assurance opinion,
such as that provided for financial statements.
Our data dictionaries and methodologies for
preparing the above ESG-related metrics and
independent third-party limited assurance reports
can be found at www.hsbc.com/who-we-are/esg-
and-responsible-business/esg-reporting-centre.

HSBC Holdings plc Annual Report on Form 20-F	43
Supporting our customers
Sustainable finance and investment

TCFD
We aim to help our customers transition to
net zero and a sustainable future by providing
and facilitating between $750bn and $1tn of
sustainable finance and investment by 2030.
Our sustainable finance and investment
ambition aims to help promote green,
sustainable and socially-focused business and
sustainable investment products and
solutions.
Since 1 January 2020, we have provided and
facilitated a cumulative $352.5bn of
sustainable finance and $41.1bn of ESG and
sustainable investing, as defined in our
Sustainable Finance and Investment Data
Dictionary 2024. This included 39% where
the use of proceeds was dedicated to green
financing, 12% to social financing, and 15%
to other sustainable financing. It also included
24% of sustainability-linked financing and
10% of net new investment flows managed
and distributed on behalf of investors.
In 2024, our underwriting of green, social,
sustainability and sustainability-linked bonds
for clients increased over the year, measured
on a proportional share basis, in line with the
wider bond market environment, although it
remained at 15% of our total bond
underwriting.
On-balance sheet sustainable lending
transactions increased by 11% compared
with 2023. In 2024, transactions totalling
$0.5bn were identified as no longer fulfilling
our eligibility criteria. These were declassified
and removed from the cumulative progress
total, and reported as a negative entry in
2024. Since 1 January 2020, the cumulative
amount declassified from the total is $1.2bn.
Continued progress towards achieving our
sustainable finance and investment ambition
is dependent on market demand for the
products and services set out in our
Sustainable Finance and Investment Data
Dictionary 2024.

Sustainable finance and investment summary[1]	2024 ($bn)	2023 ($bn)	2022 ($bn)	2021 ($bn)	2020 ($bn)	Cumulative progress since 2020 ($bn)
Balance sheet-related transactions provided[2]	47.4	42.7	42.2	26.0	10.4	168.7
Capital markets/advisory (facilitated)	37.3	33.3	34.5	48.7	30.0	183.8
ESG and sustainable investing (net new flows)	14.5	7.7	7.5	7.7	3.7	41.1
Total contribution[6]	99.2	83.7	84.2	82.4	44.1	393.6
Sustainable finance and investment classification by theme[1]
Green use of proceeds[5]	42.2	37.1	29.0	27.1	18.9	154.3
Social use of proceeds	9.6	8.4	6.7	11.3	9.7	45.7
Other sustainable use of proceeds[3]	13.9	10.7	12.6	11.7	8.3	57.2
Sustainability-linked[4]	19.0	19.8	28.4	24.6	3.5	95.3
ESG and sustainable investing	14.5	7.7	7.5	7.7	3.7	41.1
Total contribution[6]	99.2	83.7	84.2	82.4	44.1	393.6
1 The 2024 data in this table has been prepared in accordance with our Sustainable Finance and Investment Data Dictionary 2024, which includes green, social and sustainability activities. The amounts provided and facilitated include: the limits agreed for balance sheet-related transactions provided (including drawn and undrawn amounts), the proportional share of facilitated capital markets/advisory activities and ESG and sustainable investing net new flows of both HSBC-owned
(Asset Management) sustainable investment funds and Wealth and Global Private Banking investments.
2    In 2024 only 9 months of WPB green/energy efficient mortgages were included for the first time within Other Qualified Green Lending, future years’ reporting will include 12 months of transactions.
3Sustainable use of proceeds can be used for green, social or a combination of green and social purposes, assessed by HSBC against internal standards and relevant industry guidelines.
4 Sustainability-linked products, where the coupon or interest rate is dependent on whether the borrower achieves certain pre-defined sustainability performance target(s), are assessed by HSBC against internal standards and relevant industry guidelines and can be used for general purposes, which may be sustainable or non-sustainable.
5 Included within the total cumulative contribution towards our ambition are transactions to customers within the six high transition risk sectors (i.e. automotive, chemicals, construction and building materials, metal and mining, oil and gas, and power and utilities) as described on page 251, of which approximately $56bn is defined as green use of proceeds in line with the Sustainable Finance and Investment Data Dictionary 2024.
6 The $393.6bn cumulative progress since 1 January 2020 is subject to independent third-party limited assurance in accordance with International Standard on
Assurance Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’. Our Sustainable Finance and
Investment Data Dictionary 2024 and independent third-party limited assurance report is available at: www.hsbc.com/who-we-are/esg-and-responsible-business/
esg-reporting-centre.

Our sustainable finance and investment data dictionary
We define sustainable finance and investment
as any form of financial service that integrates
ESG criteria into business or investment
decisions. This includes financing, investing
and related activities that support the
achievement of the UN SDGs, including but
not limited to the aims of the Paris Agreement
on climate change.
Our Sustainable Finance and Investment Data
Dictionary sets out our approach for classifying
financing and investment as sustainable for the
purpose of tracking and disclosing our
performance against our sustainable finance
and investment ambition.
We update our data dictionary annually,
including reviewing our product definitions,
adding new qualifying products and removing
products that no longer qualify, making
enhancements to our internal standards, and
developing our reporting and governance. This
year, we also indicate for the first time the
types of eligible environmental and social
activities we intend to consider going forward
when qualifying certain use of proceeds
financing for inclusion towards our sustainable
finance and investment ambition including:
climate solutions; nature; adaptation and social-
related activities.
We engage in industry initiatives to develop our
understanding and approach to ‘transition
finance’. However, we do not currently plan to
include transition finance as a product label or
stand-alone category in our data dictionary and
reporting. We will continue to monitor industry
guidance as it develops.
  For our 2024 ESG Data Pack and Sustainable
Finance and Investment Data Dictionary, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.

44	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Sustainable finance and investment continued

TCFD
Leveraging our strengths
We are focused on three key areas that play to
our strengths as an organisation and can help
deliver an impact on decarbonisation in the
global economy, particularly in Asia-Pacific and
the Middle East where the need for financing at
scale is most critical. In 2024, we were named
the world’s best bank for sustainable finance in
the Euromoney Awards for Excellence.
Transitioning industry
We support our clients in emissions-intensive
industries with their transition goals by engaging
with them on their transition plans and by
providing financing solutions.
In 2024, we refreshed transition plan
assessments for major clients in the oil and gas,
power and utilities and coal mining sectors, and
we began assessing major clients in the
automotive, aviation, cement, steel and
aluminium sectors, to better understand their
objectives and identify opportunities to enable
their decarbonisation strategies.
Scaling infrastructure finance plays an important
role in meeting global decarbonisation
objectives. In 2024, we launched HSBC
Infrastructure Finance (‘HIF’), which brings
together our infrastructure finance, export
finance, and debt/project finance capabilities to
increase our capacity to realise opportunities in
the transition to a low carbon economy.
To support our WPB customers, HSBC UK
launched Energy Efficient Home Cashback
Mortgages, to offer cashback incentives to
customers taking out our mortgage loans to
finance their purchases of residential properties
with an A or B EPC rating.
Catalysing the new economy
We aim to support clean industrial development
and the scaling of entrepreneurial new economy
companies at all stages of financing across the
markets we operate in. We do this through
direct financing and investment as well as
through catalytic partnerships.
We continue to work closely with Breakthrough
Energy in developing and deploying critical
climate solutions. We are an anchor partner in
the Breakthrough Energy Catalyst platform,
which provides expertise, resources and capital
into first-of-a-kind or first commercial scale
projects.
Decarbonising trade and supply chains
We continue to focus on helping to decarbonise
trade flows and supply chains through our green
trade finance and sustainable trade instruments,
sustainable supply chain financing and
sustainability-linked lending for trade.
Mid-market and smaller businesses make up a
large proportion of global supply chains. In 2024,
we expanded our sustainable finance
capabilities with the launch of a sustainability
improvement loan (‘SIL’) for businesses of this
size in Hong Kong and Singapore, broadening
the sustainable finance options available in the
region.
For more examples of how we are supporting
our customers, see additional case studies on
pages 22, 46, 47, 48, 49, and 55.

ESG and sustainable investing
We offer a broad suite of ESG and sustainable
investing solutions across asset management,
wealth, private banking, and insurance, to help
institutional and individual investors generate
financial returns, manage risk and pursue ESG-
related objectives in line with their preferences.
As at 31 December 2024, HSBC Asset
Management managed $179.8bn in ESG and
sustainable investing portfolios for internal and
external investors. This includes those that are
distributed by HSBC Wealth and Private Banking
and those HSBC Asset Management manages
on behalf of HSBC Life.
HSBC Asset Management recognises that its
clients’ investment objectives are evolving, and
sustainability preferences vary, and offers a
broad range of sustainable investing solutions, in
both traditional and alternative areas of
investment. Our ESG and sustainable investing
approach includes impact funds with a clear
ESG or sustainable objective, thematic funds
that seek to invest in ESG or sustainable trends,
and strategies that seek to mitigate ESG risks by
investing assets with higher ESG performance
and exclusions of those that are lower ESG
performing. Considerations across our approach
can include, but are not limited to, climate or
net-zero transition plans and controversies
identified related to UN SDGs.
For the avoidance of doubt, products or assets
invested pursuant to our ESG and sustainable
investing approach do not necessarily qualify as
‘sustainable investments’ as defined by the EU
Sustainable Finance Disclosure Regulation and/or
other relevant regulations, and may not qualify as
‘sustainable’ products for the purposes of the UK
Sustainability Disclosure Requirements and
European Securities and Markets Authority fund
naming guidance and/or any other regulatory
standards. The HSBC ESG and sustainable
investing approach is an internal classification
used to establish our own ESG and sustainable
investing standards and to promote consistency
across asset classes and HSBC business lines
where relevant. Our ESG and sustainable
investing approach should not be relied on
externally to assess the sustainability
characteristics of any given product.
For our private banking and wealth customers,
we offer a range of ESG and sustainable investing
products across different asset classes, including
mutual funds, ETFs, equities, fixed income,
discretionary and alternatives. In 2024, we
continued to expand our investment offering with
the launch of eight ESG and sustainable investing
mutual funds and ETFs. We regularly publish
insights to help our clients better understand the
ESG implications of their investments.
In 2024, we made updates to integrate ESG into
our client wealth advisory journey in both
Switzerland and Luxembourg, including building
capabilities to understand private banking
clients’ sustainability preferences, rebalance
their investment portfolios and monitor
portfolios in line with their preferences. We also
integrated client sustainability preferences into
the investment product filtering process for
retail wealth clients in Hong Kong.
In 2024, HSBC Life increased ESG and
sustainable investing assets across its insurance
manufacturing entities in Asia, Europe, and Latin
America. The majority of these newly-deployed
assets were green and sustainability-linked
bonds, followed by placements into sustainable
private credit funds.
For further details of our asset management
policies, see page 60.

HSBC Holdings plc Annual Report on Form 20-F	45
Partnering for systemic change
Supporting systemic change to help deliver net zero
We focus on building strategic partnerships that
can help to create an enabling environment for
mobilising finance, and support development
and scaling-up of solutions for the net zero
transition.
We continue to participate in several
sustainability-related cross-industry alliances and
initiatives to help stimulate industry engagement
on climate and nature-related issues, encourage
the flow of finance for the net zero transition,
and improve global financial standards,
guidance, and frameworks to mobilise finance
and accelerate action.
Through our philanthropy, we partner with a
range of non-governmental organisations to
develop thought leadership, spur innovation,
build capacity and test and scale climate
solutions.
Highlights from our net zero and
sustainability-aligned partnerships
In 2024 we donated approximately $9m in grant
funding to help establish a portfolio of
partnerships aligned to the strategic focus areas
set out in our net zero transition plan:
transitioning industry, catalysing the new
economy, and decarbonising trade and supply
chains. We are also supporting initiatives
focused on driving progress on cross-cutting
issues, such as nature and the just transition.
Our collaboration with the Mission Possible
Partnership seeks to support decarbonisation of
some of the world’s hard-to-abate heavy
industry and transport sectors. We are funding a
joint initiative focused on demand creation for
green building materials in the Middle East,
fostering collaboration among industry leaders,
policymakers, and innovators to unlock projects.
We launched a new partnership with Third
Derivative and Founders Factory to support
climate tech innovation focused on hard-to-abate
sectors, particularly in Asia where there is a
significant need and growing market for such
technologies. The partnership seeks to provide
capacity building and facilitate connections with
the investment community to support the
development and scaling of key climate
technologies.
Our partnership with the Venture Climate
Alliance (‘VCA’) supports venture capital firms to
shape and share best practices that help to
prepare them for the climate transition at the
earliest stages of business creation. Work is
underway on developing a climate solutions
framework to support portfolio-level climate
impact disclosure and expand VCA membership
across emerging markets.
Climate Solutions Partnership
Our five-year Climate Solutions Partnership with
the World Resources Institute, WWF and over
50 local partners, continues to support nature-
based solutions and energy transition in Asia.
Since 2020, $105m in funding has been
deployed to our NGO partners. The energy
programmes have engaged companies across
Asia to help set new standards in climate
commitments for their industries and mobilised
finance to support the uptake of renewables.
The nature programmes supported the Asia
Sustainable Palm Oil Links programme, focused
on promoting sustainable palm oil production,
consumption and trade across Asia, and the
Nature-based Solutions Accelerator, which
supported projects to reach investment
readiness.
Through this partnership, we also launched an
open-access Environmental Crimes Financial
Toolkit to help financial institutions detect and
monitor activities related to environmental and
financial crimes. The first set of tools focuses on
commodity-driven deforestation and land
conversion.

Our just transition approach
The transition to net zero is expected to
drive social changes on a global scale,
presenting risks and opportunities for our
clients and our stakeholders. Our net
zero transition plan sets out our initial
approach to incorporating just transition
considerations. We are taking steps to
embed just transition principles into our
client engagement activities, our own
operations, and our financing decisions.
HSBC Asset Management, in line with
relevant stewardship activities,
encourages companies to identify and
address the impacts of their climate
strategy on stakeholders, including
workers, suppliers, and the communities
in which they operate. This may include
specific metrics or objectives in relation,
but not limited to, employee training and
development, green job creation,
safeguarding workers’ rights and support
for affected communities.
We are a founding funder of the Just
Transition Finance Lab, hosted at the
LSE’s Grantham Research Institute,
which aims to accelerate solutions to
achieve progress on climate and wider
environmental goals through a people-
centred approach.

Our approach to nature
Around one third of the emissions reductions
required to limit global warming in line with
the Paris Agreement are linked to the land
use system and nature.
We have been further developing our
approach to nature, which builds on the
outline that was set out in our net zero
transition plan. This includes considering how
to: understand our exposure to nature;
manage nature-related risks and impacts;
support our customers, including financing
and investing in nature-related solutions; and
build nature-related skills, data capacities and
partnerships.
We are taking steps to embed our approach
to nature alongside delivery of our net zero
implementation plans. We continue to test
and scale approaches to financing and
investing in biodiversity and nature. In 2024,
starting with our European clients, we began
including nature-related questions in our
client transition engagement questionnaire.
Climate Asset Management, HSBC Asset
Management’s joint venture with climate
investment and advisory firm Pollination, has
now raised commitments of more than $1bn
for natural capital projects around the world,
and announced the final close of its Natural
Capital and Nature Based Carbon Funds.

46	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Embedding net zero
Financed emissions

TCFD
As part of our ambition to become a net zero
bank by 2050, we published initial financed
emissions targets for 2030. As we near the
mid-point towards our 2030 targets, we have
begun a review of our interim 2030 financed
emissions targets and associated policies as
described on page 18. This forms part of our
annual net zero transition plan review
referenced in our 3Q24 earnings release.
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
We have set combined on-balance sheet
financed and facilitated emissions targets for
two emissions-intensive sectors: oil and gas,
and power and utilities. We have also set
targets for on-balance sheet financed
emissions for the following sectors: cement;
iron, steel and aluminium; aviation;
automotive; and thermal coal mining.
As part of our financial reporting, we present
the progress for these sectors against our
published financed emissions baselines and
targets.
We have set absolute emissions reduction
targets for the oil and gas, and thermal coal
mining sectors. For the power and utilities;
cement; iron, steel and aluminium; aviation;
and automotive sectors, we have set
emissions intensity targets that allow us to
deploy capital towards decarbonisation
solutions.

Our approach to financed emissions
In our approach to assessing our financed
emissions, our key methodological decisions
were shaped in line with industry practices
and standards. We recognise these are still
developing.
Coverage of our analysis
Our analysis focuses on the most carbon-
emissive sectors and the parts of the value
chain where we believe the majority of
emissions are produced, to help reduce double
counting of emissions. This is different to the
scope of sectors within the wholesale
corporate lending portfolio that we use to
manage climate risk. These sectors are set out
on page 251.
By estimating emissions and setting targets
for customers that directly account for, or
indirectly influence, the majority of emissions
in each of the most carbon-emissive sectors,
we can focus our engagement and resources
where we believe the potential for change is
highest. For each sector, our reported
emissions now typically include all the major
greenhouse gases, including carbon dioxide,
methane and nitrous oxide, among others.
These are reported as tonnes of CO2
equivalent (‘tCO2e’).
To calculate annual on-balance sheet financed
emissions, we follow guidance from the
Partnership for Carbon Accounting Financials
(‘PCAF’) standard. We use drawn balances as
at 31 December in the year of analysis related
to wholesale credit and lending, including
business loans and project finance, as the
value of finance provided to customers. We
excluded products that were short term by
design and typically less than 12 months in
duration to reduce volatility, having considered
the PCAF guidance and subject matter expert
opinions from the business. For facilitated
emissions we considered all capital market
transactions in scope for the year of analysis.
These included debt and equity capital
markets, and syndicated loans.
For further details of our financed emissions
methodology, exclusions, and limitations, see
our Financed Emissions and Thermal Coal
Exposures Methodology at www.hsbc.com/who-
we-are/esg-and-responsible-business/esg-
reporting-centre.

HSBC Holdings plc Annual Report on Form 20-F	47
Financed emissions continued
The chart below shows the scope of our
financed emissions analysis of the seven
sectors, including upstream, midstream, and
downstream activities within each sector.
The allocation of companies to different parts
of the value chain is highly dependent on
expert judgement and data available on
company revenue streams. As data quality
improves, this will be further refined.

Sector	Scope of emissions	Value chain in scope				Coverage of greenhouse gases (‘GHGs’)
Oil and gas	1, 2 and 3	Upstream (e.g. extraction)	Midstream (e.g. transport)	Downstream (e.g. fuel use)	Integrated/ diversified	All GHGs
Power and utilities[1]	1 and 2	Upstream (e.g. generation)	Midstream (e.g. transmission and distribution)	Downstream (e.g. retail)	Diversified utilities - Power generation	All GHGs
Cement	1 and 2	Upstream (e.g. raw materials, extraction)	Midstream (e.g. clinker and cement manufacturing)		Downstream (e.g. construction)	All GHGs
Iron, steel and aluminium	1 and 2	Upstream (e.g. raw materials, extraction)	Midstream (e.g. ore to steel)		Downstream (e.g. construction)	All GHGs
Aviation	1 for airlines 3 for aircraft lessors	Upstream (e.g. parts manufacturers)	Midstream (e.g. aircraft manufacturing)		Downstream (e.g. airlines and air lessors)	All GHGs
Automotive	1, 2 and 3	Upstream (e.g. suppliers)	Midstream (e.g. motor vehicle manufacture)		Downstream (e.g. retail)	All GHGs
Thermal coal mining	1, 2 and 3	Upstream (e.g. extraction)	Midstream (e.g. processing)		Downstream (e.g. retail)	All GHGs
Key:
1  The power and utilities value chain has been updated to show diversified utilities power generation as a separate part of the value chain. This has always been included in-scope of the power and utilities target.

Included in analysis
Setting our targets
Our target-setting approach to date for on-
balance sheet financed emissions and
facilitated emissions, has been to utilise a single
reference scenario – IEA’s NZE 2021 – to
underpin both energy supply-related sectors (oil
and gas; power and utilities; and thermal coal
mining), and our published targets for demand-
side sectors in transport (aviation and
automotive) and heavy industry (cement; and
iron, steel and aluminium).
Facilitated emissions included in our combined
metrics are weighted at 33%, in accordance
with the PCAF standard. To further reduce the
inherent volatility in facilitated emissions, we
apply a three-year moving average across
transactions (i.e. average of 2021, 2022 and
2023 for the 2023 progress numbers) to track
progress to our combined target. This means
that transactions facilitated in 2028 and 2029
will still have an impact on the 2030 progress
number and will need to be taken into
consideration as we manage progress towards
our target.
Our approach for financed emissions
accounting does not rely on purchasing credits
to achieve any financed emissions targets we
set.
An evolving approach
In the upcoming review of our financed
emissions targets, we will seek to balance being
ambitious on net zero while recognising present
near-term global challenges and the associated
impact of the transition playing out differently
across the regions and sectors we serve. In
doing so, we plan to draw on the latest
scientific evidence and credible industry-specific
pathways while, at the same time, maintaining
our commitment under our 2021 Climate
Resolution.
Other sector updates
For the agricultural sector, due to ongoing
data challenges, we are not in a position to
report our financed emissions or set a target at
this time. For commercial real estate, we
continue to work towards outlining our financed
emissions ambition. For residential real estate,
we continue to expect to measure and report
our financed emissions in future disclosures.

48	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Financed emissions continued
Data and methodology limitations
Our financed emissions estimates and
methodological choices are shaped by the
availability of data for the sectors we analyse.
We are members of the PCAF, which defines
and develops greenhouse gas accounting
standards for financial institutions. Its Global
GHG Accounting and Reporting Standards for
Financed Emissions and for Facilitated
Emissions provide detailed methodological
guidance to measure and disclose financed
and facilitated emissions.
–We have found that data quality scores vary
across the different sectors and years of
our analysis. While we expect our data
quality scores to improve over time, as
companies continue to expand their
disclosures to meet growing regulatory and
stakeholder expectations, there may be
fluctuations within sectors year-on-year,
and/or differences in the data quality scores
between sectors due to changes in data
availability.
–The majority of our clients do not yet report
the full scope of greenhouse gas emissions
included in our analysis, in particular scope
3 emissions at a subsidiary level. In the
absence of client-reported emissions, we
estimated emissions using proxies based
on company production and revenue
figures. Although we sought to minimise
the use of non-company-specific data, we
applied industry averages in our analysis
where company-specific data was
unavailable through our third-party datasets.
As data improves, estimates will be
replaced with reported figures.
–Third-party datasets that feed into our
analysis may have up to a two-year lag in
reported emissions figures, and we are
working with data providers to help reduce
this. Mapping external datasets to our
internal client entities is challenging due to
complex company ownership structures.
–The methodology and data used to assess
financed emissions and set targets are new
and evolving, and we expect industry
guidance, market practice, and regulations
to continue to change. As we undertake the
review of our 2030 financed emissions
targets, we will use appropriate data
sources and current methodologies
available.
–We remain conscious that the attribution
factor used in the financed emissions
calculation is sensitive to changes in drawn
amounts or market fluctuations, and we
plan to be transparent around drivers for
change to portfolio financed emissions
where possible.
–We calculate sector-level emissions
intensity metrics using a portfolio-weighted
approach. Due to data limitations, we are
unable to obtain production data for all of
our clients. We therefore calculate an
emissions intensity figure using the 75th
percentile of available data points to meet
this data gap.
–The classification of our clients into sectors
is performed with inputs from subject
matter experts, and will also continue to
evolve with improvements to data and our
sector classification approach. Our internal
data on customer groups used to source
financial exposure and emissions data is
based on credit and relationship
management attributes, and is not always
aligned to the data needed to analyse
emissions across sector value chains. As
the sub-sector, and therefore the value
chain classification, is based on judgement,
this may be revised as better data becomes
available. As a consequence, classification
changes can result in sectoral movement
year-on-year. Emissions are calculated at a
counterparty group level, rather than at
subsidiary level, mainly due to the
availability of emissions data, but this may
lead to over-or under-estimation of
emissions compared with calculation at the
counterparty level. Companies with multiple
activities, such as conglomerates with near
to equal business activity split across
multiple sectors, are excluded as these can
have different activities covered by multiple
sector targets.
–The operating environment for climate
analysis and portfolio alignment is maturing.
We continue to work to improve our data
management processes.
For further details of our financed emissions
methodology, exclusions, and limitations, see
our Financed Emissions and Thermal Coal
Exposures Methodology at www.hsbc.com/who-
we-are/esg-and-responsible-business/esg-
reporting-centre.

HSBC Holdings plc Annual Report on Form 20-F	49
Financed emissions continued
Our approach to emissions re-baselines and restatements
The PCAF recommends that financial
institutions should, in line with the
Greenhouse Gas Protocol Corporate Value
Chain (scope 3) Accounting and Reporting
Standard requirement, establish a
recalculation policy to ensure consistency,
comparability and relevance of the reported
greenhouse gas emissions data over time.
Our emissions re-baseline and restatement
policy defines the circumstances for a
restatement of previously reported emissions
data and targets, including a re-baseline.
In 2024, we reviewed and enhanced our
policy by extending the scope to cover
additional emissions categories, including
scope 1 and 2 emissions in our own
operations. We also now include scope or
boundary changes as a key driver of change.
HSBC Asset Management is covered by a
different emissions re-baseline and
restatement framework as per page 55.
Emissions data and related processes are
continually evolving. Therefore, we do not
consider data and process enhancements to
be a key driver of change. This may change
over time as data and processes mature.
When key drivers, in aggregate, breach our
defined significance thresholds, a
restatement of previously reported emissions
data and targets, including where necessary a
re-baseline, is required.
We expect our policy to evolve with further
industry guidance.
The table below outlines the key drivers of
change and what we expect to disclose when
thresholds are breached.
For further details of our emissions re-baseline
and restatement policy, see our Financed
Emissions and Thermal Coal Exposures
Methodology at www.hsbc.com/who-we-are/
esg-and-responsible-business/esg-reporting-
centre.

Key drivers of change	What we expect to disclose
Changes to the emissions methodology including those driven by changes in industry guidance/regulations
–A revised comparative amount for the restatement period that reflects the new information
–The difference between the amount disclosed in the previous period and the revised comparative amount
–The reasons for revising the comparative amount and why the new information provides reliable and more relevant information
–The actions being taken to remediate same or similar errors in the future

Errors, such as those in the internal application or interpretation of methodology, or errors in internal data
Scope or boundary changes, such as acquisitions or divestments, and inventory boundary and coverage changes
In 2024, we made the decision to amend the
approach for prioritising data sources for
automotive clients to utilise production data
as opposed to reported third-party data,
representing a methodological change. This
change was implemented to include tailpipe
emissions instead of all scope 3 categories, in
order to be consistent with the target
scenario reference pathway and industry
practice.
For the aviation sector, we restated the 2022
metrics as a lending product code was
previously excluded in error; it is now
included in our analysis.
For the thermal coal mining sector, we re-
baselined the 2020 metric due to three
errors: an incorrect product code exclusion,
an error in the hierarchy construct of a client,
and the incorrect inclusion of a non-thermal
coal project. Methodological changes were
also applied to align with the refinements to
our basis of preparation in our reporting.
We are conducting a review of our controls
for population and product codes, and aim to
enhance them accordingly.
We have set out in the table below the
restated metrics for the automotive and
aviation sectors, and the re-baselined metric
for the thermal coal mining sector, for
applicable years where the significance
threshold was breached. The significance
threshold was not breached for all other
sectors, or for scope or boundary changes.

Re-baselines and restatements		Previously Reported		Restated Metrics		Percentage Change
Sector	Reporting metrics	2020	2022	2020	2022	2020	2022
Automotive	On-balance sheet financed - tCO2e/million vkm	-	216.6	-	170.1	-	(21)%
	On-balance sheet financed - Mt CO2e	-	5.5	-	4.1	-	(25)%
Aviation	On-balance sheet financed - tCO2e/million rpk	-	86.5	-	90.2	-	4%
	On-balance sheet financed - Mt CO2e	-	2.7	-	3.5	-	30%
Thermal coal mining	On-balance sheet financed - Mt CO2e	4.0	-	4.7	-	18%	-

50	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Financed emissions continued
Targets and progress
We have set out in the table below our
combined on-balance sheet financed and
facilitated emissions targets for the oil and
gas, and power and utilities sectors.
In 2023, applying three-year average values
weighted at 33%, facilitated emissions for
the oil and gas sector total 6.5 Mt CO2e, and
for the power and utilities sector, they total
346.6 tCO2e/GWh. These values are then
combined with the on-balance sheet numbers
for the relevant year to track progress to
target. We set out the annual figures before
the application of the three-year average in
the facilitated emissions table on page 54.
We also set out our defined targets for the
on-balance sheet financed emissions of the
following sectors: cement; iron, steel and
aluminium; aviation; automotive; and thermal
coal mining. We disclose emissions in 2022
and 2023 and progress achieved in 2023
versus baseline for each sector, except for
the thermal coal mining sector, for which we
disclose financed emissions figures for 2021
and 2022. We are continuing to work on our
2023 and 2024 figures and expect to report
on these in future disclosures. In 2021,
thermal coal mining financed emissions
totalled 1.38 Mt CO2e. In 2022, they were
down by 69% against the re-baselined 2020
figure of 4.7 Mt CO2e.
When assessing the changes from 2019 to
2023, it is important to emphasise how
changes to exposure and market fluctuations
impact yearly updates as we make progress
towards our interim targets. Movement from
one year to the next may not reflect future
trends for the financed emissions of our
portfolio.

Sector[1]	Baseline	2022	2023	2023 % change vs. baseline	2030 target	Unit[2]	Target scenario
Combined on-balance sheet financed and facilitated emissions at 33%, with three-year moving average
Oil and gas	42.6 in 2019	31.9	23.2	(46)%	(34)%	Mt CO2e	IEA NZE 2021
Power and utilities	513.4 in 2019	396.8	349.0	(32)%	138.0	tCO2e/GWh	IEA NZE 2021

On-balance sheet financed emissions
Cement	0.64 in 2019	0.71	0.59	(8)%	0.46	tCO2e/t cement	IEA NZE 2021
Iron, steel and aluminium	1.8 in 2019	2.5	2.1	17%	1.05 (1.43)[3]	tCO2e/t metal	IEA NZE 2021
Aviation	84.0 in 2019	90.2	79.6	(5)%	63.0 [4]	tCO2e/million rpk	IEA NZE 2021
Automotive	191.5 in 2019	170.1	152.4	(20)%	66.0	tCO2e/million vkm	IEA NZE 2021
Thermal coal mining	4.7 in 2020	1.44	N/A	N/A	(70)%[5]	Mt CO2e	IEA NZE 2021
1    Our absolute and intensity emissions metrics and targets are measured based on the drawn exposures of the counterparties in scope for each sector. Emissions intensity is a weighted average according to the portfolio weight of each investment, as a proportion of the total portfolio value. For oil and gas; and power and utilities, the baseline, progress and target figures represent combined on-balance sheet financed and facilitated emissions. For cement; iron, steel and aluminium;
aviation; automotive; and thermal coal mining, the baseline, progress and target figures represent on-balance sheet financed emissions. For the aviation and automotive sectors, the target figure is unchanged while the 2022 figure represents restated on-balance sheet financed emissions. For thermal coal mining, the target is unchanged while the 2020 baseline figure has been re-baselined.
2    For the oil and gas sector, absolute emissions are measured in million tonnes of carbon dioxide equivalent (‘Mt CO2e’); for the power and utilities sector, intensity is measured in tonnes of carbon dioxide equivalent per gigawatt hour (‘tCO2e/GWh’); for the cement sector, intensity is measured in tonnes of carbon dioxide equivalent per tonne of cement (‘tCO2e/t cement’); for the iron, steel and aluminium sector, intensity is measured in tonnes of carbon dioxide equivalent per tonne of metal (‘tCO2e/t metal’); for the aviation sector, intensity is measured in tonnes of carbon dioxide equivalent per million revenue passenger kilometres (‘tCO2e/
million rpk’); for the automotive sector, intensity is measured in tonnes of carbon dioxide equivalent per million vehicle kilometres ('tCO2e/million vkm’); and for the thermal coal mining sector, absolute emissions are measured in million tonnes of carbon dioxide equivalent (‘Mt CO2e’).
3    While the iron, steel and aluminium 2030 target is aligned with the IEA NZE 2021 scenario, we also reference the Mission Possible Partnership Technology
Moratorium scenario, whose 2030 reference range is shown in parentheses.
4    Our aviation unit includes passenger and cargo tonnes, converted into revenue passenger kilometre (‘rpk‘), to align with our target pathway. This is comparable to revenue tonne kilometre ('rtk') using a 100kg per passenger conversion factor as we already include belly and dedicated cargo in our production figures. The conversion factor changed from 95kg per passenger used in the baseline disclosure to align with industry practice.
5    The thermal coal mining scope differs from the other sectors. We include solely emissions from thermal coal production and coal power generation, rather than the total emissions of a counterparty within a sector, to reflect the thermal coal mining absolute financed emissions reduction target.

HSBC Holdings plc Annual Report on Form 20-F	51
Financed emissions continued
We plan to report financed emissions and
progress against our targets annually, and to
be transparent in our disclosures about the
methodologies applied and any challenges or
dependencies. However, financed emissions
figures may not be reconcilable or
comparable year-on-year in future, and
baselines and targets may require updates or
revisions as data, methodologies and
reference scenarios develop.
Consistent with the PCAF guidance on
financed emissions accounting, we only
consider the outstanding drawn financing
amount given this has a direct link to real
economy emissions.
A number of clients have material undrawn
balances that, if drawn, could significantly
increase the financed emissions related to
those clients. We expect to assess how to
manage these exposures on a forward-
looking basis as we progress towards our
2030 targets. In addition, for the intensity-
based sectors, the emissions intensity is
sensitive to material clients and changes to
drawn balances year-on-year can therefore
influence the trend.
We continue to engage with and support our
clients in their decarbonisation journey by
providing financing and advisory services.

Oil and gas
For the oil and gas sector, our analysis
included scope 1, 2 and 3 emissions,
including carbon dioxide and methane, for
upstream and integrated companies. Our
baseline and progress figures reflect
combined on-balance sheet financed and
facilitated emissions.
We have set a target to reduce absolute
combined on-balance sheet financed and
facilitated emissions for our oil and gas
portfolio by 34% by 2030 relative to our 2019
baseline. This is consistent with a global
1.5°C-aligned pathway, as defined by the IEA
NZE 2021 scenario.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure derived from the updated IEA
NZE 2024 scenario, which suggests a 30%
reduction relative to the 2019 baseline.
In 2023, absolute combined on-balance sheet
financed and facilitated emissions in our
portfolio decreased by 46% to 23.2 million
tonnes of carbon dioxide equivalent (‘Mt
CO2e’) relative to the 2019 baseline, and by
27% from 2022 to 2023. The reduction was
due to divestments and other strategic
decisions, and temporary factors such as low
loan drawdown levels, and subdued capital
markets activity.
A return to market conditions with clients
increasing capital markets activity, or other
factors that could lead to clients drawing
down existing loans, will lead to increased
financed emissions in our portfolio. Based on
Dealogic data, capital markets activity for the
sector increased by more than 15% in 2024
compared with 2023.

Oil and gas Mt CO2e	2023 progress from baseline
(46)%

Power and utilities
For the power and utilities sector, our
analysis included scope 1 and 2 emissions for
upstream power generation, and diversified
utilities power generation companies. We
focused on power generation companies
because they control sector output, which
has the most material emissions impact in
the real economy. Our baseline and progress
figures reflect combined on-balance sheet
financed and facilitated emissions.
We target a combined on-balance sheet
financed and facilitated emissions intensity of
138 tonnes of carbon dioxide equivalent per
gigawatt hour (‘tCO2e/GWh’) by 2030. We
have chosen an intensity-based target as
electricity demand is expected to more than
double by 2050, due to both population
growth and electrification required to
decarbonise mobility, buildings and industry.
Our target is consistent with a global 1.5°C-
aligned pathway, as defined by the IEA NZE
2021 scenario.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure of 194.6 tCO2e/GWh derived
from the updated IEA NZE 2024 scenario.
In 2023, the combined on-balance sheet
financed and facilitated emissions intensity in
our portfolio decreased by 32% to 349.0
tCO2e/GWh relative to the 2019 baseline, and
by 12% from 2022 to 2023. This reduction
was driven by an increase in the financing of
renewable energy projects and companies,
and a decrease in the financing of high
emissions intensity clients.

Power and utilities tCO2e/GWh	2023 progress from baseline
(32)%

52	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Financed emissions continued
Cement
For the cement sector, our analysis included
scope 1 and 2 emissions for midstream
companies with clinker and cement
manufacturing facilities.
We target an on-balance sheet financed
emissions intensity of 0.46 tonnes of carbon
dioxide equivalent per tonne of cement
(‘tCO2e/t cement’) by 2030, using 2019 as our
baseline. Our target is consistent with a
global 1.5°C-aligned pathway, as defined by
the IEA NZE 2021 scenario.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure of 0.47 tCO2e/t cement derived
from the updated IEA NZE 2024 scenario.
While some emissions reductions can be
achieved through energy efficiency, we
believe that to significantly reduce fuel and
process emissions from cement
manufacturing, and to meet our targets,
large-scale investments are required in new
production processes and technologies,
including clinker substitution, alternative fuel
use such as bioenergy, and carbon capture
use and storage. Carbon capture use and
storage is a nascent technology and is
currently applied at around 45 facilities
worldwide with a capture capacity of roughly
50 MtCO2 per year. This is short of IEA NZE
scenarios, which lay out a pathway of around
1 Gt CO2 per year captured and stored by
2030. Several cement sector customers are
making progress in carbon capture use and
storage and are launching their first carbon
capture use and storage pilot projects.
The 2023 emissions intensity of our portfolio,
at 0.59 tCO2e/t cement, was 8% lower than
the 2019 baseline. It was also down by 17%
in 2023 from 2022. The decline in 2023 was
mainly attributable to improvements in the
availability of emissions and production data
across a number of emissions-intensive
clients. Emissions intensity trends are highly
sensitive to material client exposures and
changes to drawn balances year-on-year.

Cement tCO2e/t cement	2023 progress from baseline
(8)%

Iron, steel and aluminium
For the iron, steel and aluminium sector, we
covered scope 1 and 2 for midstream iron,
steel and aluminium production in our
analysis. We intend to address our coverage
of aluminium in future disclosures due to the
low materiality in our portfolio, as well as
volatility caused by the greater emissions
intensity of aluminium production, compared
to iron and steel.
We target an on-balance sheet financed
emissions intensity of 1.05 tonnes of carbon
dioxide equivalent per tonne of metal (‘tCO2e/
t metal’) by 2030, using 2019 as our baseline.
Our target is consistent with a global 1.5°C-
aligned pathway for iron and steel, as defined
by the IEA NZE 2021 scenario. Meeting the
2030 target will be technologically challenging
as this is a particularly hard-to-abate sector.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure of 1.29 tCO2e/t metal derived
from the updated IEA NZE 2024 scenario, and
of 1.43 tCO2e/t metal from the MPP Tech
Moratorium scenario. The MPP Tech
Moratorium scenario confines investments to
near zero emissions technologies from 2030
onwards, and assumes no assets are
prematurely retired. It projects a slower
transition than IEA NZE scenarios in the near
term due to the use of different assumptions
for steel production, steelmaking technology
mix, steel emissions intensity, and use of
hydrogen in steelmaking.
The emissions intensity of our portfolio in
2023 rose by 17% to 2.1 tCO2e/t metal
against our 2019 baseline, due to aluminium
sector exposures impacting the overall
sector’s emissions intensity in 2023, and a
low baseline figure resulting from a higher
mix of low emissions-intensive steel clients.
Emissions intensity dropped by 16% in 2023
versus 2022 due to the reduced exposure to
aluminium clients, and a larger mix of low
emissions-intensive clients.

Iron, steel and aluminium tCO2e/t metal	2023 progress from baseline
17%

HSBC Holdings plc Annual Report on Form 20-F	53
Financed emissions continued
Aviation
For the aviation sector, we included
passenger airlines’ scope 1 and aircraft
lessors‘ scope 3 downstream emissions. We
excluded military and dedicated cargo flights
as the emissions intensity of such cargo
flights is different to that of passenger
airlines. This approach is in line with industry
practice to ensure consistency of financed
emissions measurement and target setting.
We target an on-balance sheet financed
emissions intensity of 63 tonnes of carbon
dioxide equivalent per million revenue
passenger kilometres (‘tCO2e/million rpk’) by
2030, using 2019 as our baseline. Our target
is consistent with a global 1.5°C-aligned
pathway, as defined by the IEA NZE 2021
scenario.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure of 70.3 tCO2e/million rpk derived
from the updated IEA NZE 2024 scenario.
To meet our target, we believe the sector
needs significant policy support, investments
in alternative fuels, such as sustainable
aviation fuel, and new efficient aircraft to
reduce emissions. The adoption of
sustainable aviation fuel is in its infancy,
currently accounting for an estimated 0.3% of
global jet fuel production. Sustainable aviation
fuel use needs to increase to 15% by 2030 to
be in line with the IEA NZE 2021. This
requires a significant ramp-up of investment
in production capacity and supportive policies,
such as fuel taxes and low carbon fuel
standards.
The industry is also adopting the unit of
revenue tonne kilometre (‘rtk’) to take into
account the transport of cargo for airlines in-
scope of the target. We plan to consider this
unit change to rtk in future disclosures to
better reflect the industry standard. We
already include passenger and cargo tonnes
in our production figures.
In 2023, the emissions intensity of our
portfolio fell by 5% to 79.6 tCO2e/million rpk
relative to the 2019 baseline and was down
by 12% from the 2022 restated emissions
intensity. This decline was largely driven by
improved data quality, higher exposure to
lower emissions-intensive airlines compared
with the sector average, and improved
operational efficiency with the return to pre-
Covid air traffic activity levels.

Aviation tCO2e/million rpk	2023 progress from baseline
(5)%

Automotive
For the automotive sector, we looked at
scopes 1 and 2 for midstream manufacturing
of vehicles, and scope 3 for tank-to-wheel
exhaust pipe emissions for light-duty
vehicles. We excluded heavy-duty vehicles
from our analysis as the target pathway
derived from the IEA excludes them, as they
have a different decarbonisation pathway
relative to light-duty vehicles. This approach
reflects a change from previous disclosures
to only include tailpipe emissions instead of
all scope 3 categories, in order to be
consistent with the target scenario reference
pathway and industry practice. We will
consider including heavy-duty vehicle
manufacturers as well as heavy-duty vehicle
production at a later stage of our analysis, as
data and methodologies develop.
We target an on-balance sheet financed
emissions intensity of 66 tonnes of carbon
dioxide equivalent per million vehicle
kilometres (‘tCO2e/million vkm’) by 2030
using 2019 as our baseline. This is in line with
a global 1.5°C-aligned pathway, as defined by
the IEA NZE 2021 scenario, modified to
match the share of new in-year vehicle sales
for light-duty vehicles.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure of 66.2 tCO2e/million vkm derived
from the updated IEA NZE 2024 scenario,
which remains close to the 2030 target figure
of 66.0 under the 2021 scenario.
Meeting our target is heavily dependent on
the share of new electric vehicle sales our
clients will achieve in 2030, including battery
and plug-in electric vehicles. BloombergNEF
estimates that the electric vehicle share of
sales in 2024 exceeded 20%, however this is
below the 27% implied by the IEA NZE 2021
scenario based on HSBC analysis.
Achieving our 2030 financed emissions target
will be challenging unless there is a strong
acceleration in the share of electric vehicle
sales. This will require large-scale
investments in new electric vehicle and
battery manufacturing plants, alongside
widespread charging infrastructure, and
government policies to support electric
vehicles.
The 2023 emissions intensity of our portfolio
dropped by 20% to 152.4 tCO2e/million vkm
against our 2019 baseline, and by 10%
versus the restated emissions intensity of our
portfolio for 2022, which excludes non-
tailpipe scope 3 emissions. The decline
against baseline was driven by changes in our
loan book resulting primarily from credit-led
business decisions. From 2022 to 2023, the
reduction was driven by a portfolio mix with
lower emissions intensity clients, and lower
exposures to carbon-intensive clients.

Automotive tCO2e/million vkm	2023 progress from baseline
(20)%

54	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Financed emissions continued
Thermal coal mining
For the thermal coal mining sector, our
analysis focused on scope 1, 2 and 3
emissions in upstream companies, including
those involved in extraction. When calculating
our financed emissions from thermal coal
mining, we focused on thermal coal
extraction and processing companies, and
diversified mining companies. The majority of
our reported financed emissions relate to
scope 3 emissions associated with coal
mining, representing financing provided to
large conglomerates that own diversified
business interests including coal.
We have set a target to reduce our absolute on-
balance sheet financed emissions by 70% by
2030, relative to the re-baselined 2020 figure of
4.7 million tonnes of carbon dioxide equivalent
(‘Mt CO2e’). We used 2020 as a baseline to align
with the baseline used for our drawn balance
exposure targets in our thermal coal phase-out
policy. Our target is consistent with a global
1.5°C-aligned pathway, as defined by the IEA
NZE 2021 scenario.
We show in the chart our progress to date
against our 2030 target. We also indicate the
2030 figure of 2.7 Mt CO2e derived from the
updated IEA NZE 2024 scenario, which
suggests a 42% reduction relative to the re-
baselined 2020 figure.
In 2021, absolute on-balance sheet financed
emissions decreased by 71% to 1.38 Mt
CO2e relative to the re-baselined 2020 figure.
In 2022, the absolute on-balance sheet
financed emissions of our portfolio decreased
by 69% to 1.44 Mt CO2e relative to the re-
baselined 2020 figure, and they rose by 4%
from 2021 to 2022. The reduction from the
2020 re-baselined figure was due to strategic
decisions and temporary factors, such as low
loan drawdown levels.
A return to normal market conditions with
clients drawing down existing loans will lead
to increased financed emissions in our
portfolio.

Thermal coal mining Mt CO2e	2022 progress from baseline
(69)%

On-balance sheet financed emissions
The table below summarises the results of our assessment of on-balance sheet financed emissions using 2022 and 2023 data. For thermal coal mining, we disclosed in 2023 our 2020 baseline, which has been re-baselined as described on page 49, and we now present figures for 2021 and 2022. The PCAF data quality scores across most sectors improved in 2023 due to better data availability.

		On-balance sheet financed emissions – wholesale credit lending and project finance[1,2]
Sector	Year	Scope 1–2 (Mt CO2e)	Scope 3 (Mt CO2e)	Emissions intensity	PCAF data quality score[3]
					Scope 1 and 2	Scope 3
Oil and gas	2022	1.3	16.2	N/A	3.2	3.2
	2023†	1.6	15.2	N/A	2.4	2.7
Power and utilities	2022	7.6	N/A	401.7	3.3	N/A
	2023†	7.3	N/A	349.6	3.1	N/A
Cement	2022	4.5	N/A	0.71	2.9	N/A
	2023†	6.3	N/A	0.59	2.3	N/A
Iron, steel and aluminium	2022	2.7	N/A	2.5	3.0	N/A
	2023†	1.8	N/A	2.1	2.9	N/A
Aviation	2022	3.3	0.15	90.2	3.2	2.4
	2023†	2.6	0.21	79.6	3.1	2.6
Automotive	2022	0.11	4.0	170.1	2.7	3.4
	2023†	0.12	6.0	152.4	2.2	3.2
Thermal coal mining	2021†	0.05	1.33	N/A	3.1	3.1
	2022†	0.07	1.37	N/A	3.1	3.1
Facilitated emissions
The table below summarises the results of our assessment of facilitated emissions using 2022 and 2023 data for the oil and gas, and the power and utilities sectors.
Applying a 100% weighting, the oil and gas values for scope 1 to 3 emissions decreased from 15.2 Mt CO2e in 2022 to 9.0 Mt CO2e in 2023.
For the power and utilities sector, the values for scope 1 and 2 emissions rose from 3.8 Mt CO2e in 2022 to 4.6 Mt CO2e in 2023. For all 100%-
weighted facilitated values, please refer to the ESG Data Pack4.

	Facilitated emissions – ECM, DCM and syndicated loans (33% weighting)
Sector	Year[4]	Scope 1-2 (Mt CO2e)	Scope 3 (Mt CO2e)	Emissions intensity	PCAF Data quality score[3]
					Scope 1 and 2	Scope 3
Oil and gas	2022	0.36	4.7	N/A	3.3	3.3
	2023†	0.27	2.7	N/A	2.1	2.5
Power and utilities	2022	1.2	N/A	358.7	2.9	N/A
	2023†	1.5	N/A	322.2	2.6	N/A
1    The total amount of short-term finance excluded for the thermal coal mining sector was 0.04% and 0.1% of total loans and advances to customers at 31 December 2021 and 31 December 2022 respectively; in 2023, for all other sectors, it was 0.7% of total loans and advances to customers at 31 December 2023.
2    The total loans and advances analysed for the thermal coal mining sector were 0.1% of total loans and advances to customers at 31 December 2021 and 31 December
2022, respectively. For all other sectors in 2023, the total loans and advances analysed were 2.7% of total loans and advances to customers at 31 December 2023. The total loans and advances analysed for the purpose of the financed emissions calculation and reporting have not been adjusted for assets held for sale.
3    PCAF scores where 1 is high and 5 is low. This is a weighted average score based on financing for on-balance sheet financed emissions.
4    The total capital markets activity analysed applying a 100% weighting in 2023 was $10.4.bn, representing 3.3% of capital markets activity at 31 December 2023.
†    Data is subject to independent third-party limited assurance in accordance with ISAE 3000 / ISAE 3410. For further details, see our Financed Emissions and Thermal
Coal Exposures Methodology and the independent third-party limited assurance report, which are available at www.hsbc.com/who-we-are/esg-and-responsible-
business/esg-reporting-centre.

HSBC Holdings plc Annual Report on Form 20-F	55
Financed emissions continued
Reducing emissions in our assets under management
HSBC Asset Management continues to work
towards its interim target1 of reducing scope 1
and 2 financed emissions intensity by 58%
between 2019 and 2030 for its in scope assets
under management (AUM), consisting of listed
equities and corporate fixed income managed
within its major investment hubs. As of 31
December 2019, in scope assets amounted to
$193.9bn, equating to 38% of global AUM.
2019 re-baselined metrics
In 2024, we improved our methodology for
calculating financed emissions intensity,
including a revised mapping logic for issuers’
carbon intensity and EVIC (enterprise value
including cash) data. We have re-baselined our
2019 intensity figure due to an error in the data
mapping and it is now 124 tCO2e/M$ invested
versus 131 tCO2e/M$ invested reported in the
Annual Report and Accounts 2022,
representing a decrease of 5.6%.
The Partnership for Carbon Accounting
Financials (PCAF)2 recommends that financial
institutions should, in line with the
Greenhouse Gas Protocol Corporate Value
Chain (Scope 3) Accounting and Reporting
Standard requirement, establish a restatement
policy to ensure consistency, comparability
and relevance of the reported greenhouse gas
emissions data over time. HSBC Asset
Management has defined an internal financed
emissions re-baseline and restatement
framework which adapts HSBC Group’s
approach and defines relevant circumstances
for HSBC Asset Management.
Our financed emissions metrics
As at 31 December 2023, the scope 1 and 2
financed emissions intensity of HSBC Asset
Management’s in scope assets stood at 69.8
tCO2e/M$ invested. The PCAF data quality
score for our 31 December 2023 financed
emissions intensity was 2.63.

Reported metrics[3]	2019	2023	Unit
Scope 1 and 2 financed emissions intensity	124.0*	69.8	tCO2e/M$ invested
AUM in scope	193.9	223.0	Billions $
PCAF Data Quality Score	2.63	2.63
*indicates that this metric has been re-baselined
1Our targets remain subject to consultation with stakeholders including investors and fund boards on whose behalf we manage the assets. The 58% target is based on assumptions for financial markets and other data, including the IEA Net Zero emissions by 2050 scenario and its underlying activity growth assumptions.
Carbon emissions intensity is measured as tonnes of carbon dioxide equivalent per million USD invested (tCO2e/M$ invested), where emissions are scaled by enterprise values including cash.
2    PCAF defines and develops greenhouse gas accounting standards for financial institutions. Its Global GHG Accounting and Reporting Standard for Financed
Emissions provides detailed methodological guidance to measure and disclose financed emissions. PCAF Standards are available at: https://
carbonaccountingfinancials.com/standard.
3The re-baselined 2019 financed emissions intensity metric, and 2023 metrics were subject to independent third-party limited assurance in accordance with the
International Standard on Assurance Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’, and
with respect to the greenhouse emissions, in accordance with the International Standard on Assurance Engagements 3410 ‘Assurance Engagements on
Greenhouse Gas Statements’, issued by the International Auditing and Assurance Standards Board. For the independent third-party’s limited assurance report, see
http://www.assetmanagement.hsbc.com/net-zero. The methodology used is available at: http://www.assetmanagement.hsbc.co.uk/-/media/files/attachments/
common/creating-a-new-climate-for-change/financed-emissions-disclosures-reporting-criteria.pdf.

56	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

Net zero in our own operations

TCFD
As described on page 18, we have revisited
our ambition to achieve net zero in our own
operations and supply chain by 2030 and are
now focused on actions to cut emissions
across these areas as part of our overall
ambition to become net zero by 2050.
Reduce, replace and remove
Our guiding approach is, and will continue to
be to reduce, replace and remove emissions
from our own operations and supply chain.
We plan to first focus on reducing carbon
emissions from consumption, and then
replace remaining emissions with low-carbon
alternatives in line with the Paris Agreement.
We will reduce emissions through the
purchase of 100% renewables and plan to
add investments in sustainable aviation fuel
to replace traditional fuel and reduce
emissions from our travel over time.
Altogether, across our operations, business
travel and supply chain, we expect to achieve
a reduction of around 40% in emissions by
2030. In line with current guidance, we
expect to only use carbon credits to remove
emissions when it is not possible to directly
reduce or replace. However, recognising the
importance of high quality carbon removals in
limiting global temperature rises, we have
started to explore some high integrity carbon
removal projects.
Our energy consumption
In 2024 we achieved a 30.5% reduction in
our energy consumption compared with 2019
(2023: 26.3%).This has been achieved
through optimising the use of our real estate
portfolio and carrying out a reduction in our
office space and data centres. We continue
to optimise our assets to ensure greater
efficiency and capitalise on new energy
technologies. In 2024 we increased our
purchase of electricity from renewable
sources to 75.4% from 58.4% in 2023. This
included increasing our coverage of green
tariffs in India and mainland China.
Renewable electricity can help unlock our
emissions reduction potential, and we aim to
achieve 100% renewable electricity across
our own operations by 2030.
Our biggest challenge continues to be the
limited availability of power purchase
agreements and green tariffs in some of our
markets due to regulations. We continue to
expand our network of experts in the
renewables space to help us identify
opportunities globally.
Business travel
We have analysed our travel patterns to
identify areas where we can continue to
reduce emissions. For example, we have
introduced internal regional reduction targets
and emission information at the point of
booking to encourage ownership and
flexibility in decision making.
Engaging with our supply chain
Our supply chain contributes c.81% of our
operational emissions and is the area in
which we face the most significant
decarbonisation challenge. When we set our
ambition in 2020, we did so without detailed
supply chain data.
It has become clear that progress in reducing
emissions in our supply chain is proving
slower than we anticipated, mainly driven by
the slower pace of the transition across the
real economy. Many suppliers are still in the
early phase of their decarbonisation journey,
do not have sufficient insight into their own
emissions footprint, and have not set
decarbonisation targets. We have stepped up
targeted efforts to support decarbonisation
across our supply chain.
We aim to deepen collaboration with
suppliers and increase our focus on those
without public disclosures or emissions
reduction plans, supporting them through
education and incentivisation. We will build
partnerships with larger suppliers to drive
change in shared supply chains through
scaled solutions, including through industry
initiatives.
In 2024 we incorporated an additional supply
chain data source to complement data from
CDP (formerly the Carbon Disclosure Project).
We continue to improve the measurement,
quality and reporting of our supply chain
emissions data to generate insights to drive
targeted reduction activities. We have
engaged with our 300 highest-emitting
suppliers to collaborate and identify
emissions reduction opportunities based on
supplier maturity levels.
In October 2024 we convened our first
Supply Chain Decarbonisation Day to facilitate
in-depth discussion and the development of
joint action plans with some of our largest
suppliers in the technology, professional
services and real estate sectors, to help drive
emissions reduction. In 2025, we will hold a
similar event with different suppliers.
Focus on natural resources
We aim to be a responsible consumer of
natural resources across our operations and
supply chain. Wherever possible, through our
procurement choices, design and
construction, or operations, we aim to protect
the environment and mitigate our impact on
the depletion of natural resources. Our main
focus areas are waste, paper and sustainable
diets.
Our presence in environmentally sensitive
areas
Our global portfolio of buildings supports
customers and communities in areas that
may be of high or very high water stress, and/
or protected areas of biodiversity.
About 50% of our global offices, branches
and data centres are located mainly in urban
or city centre locations with large,
concentrated populations. These areas have
been identified as being subject to high and
very high water stress, accounting for 49% of
our annual water consumption and about
0.8% are in protected areas of biodiversity.
We have implemented consumption
reduction measures, including installation of
water efficient taps, flow restrictors, auto-
taps and low or zero flush sanitary fittings.

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
Detailed design considerations documented in our global engineering standards aim to reduce or avoid depletion of critical resources, such as energy, water, land and raw materials. Suppliers are required to comply with our Supplier Code of Conduct and have in place environmental policies appropriate to the size and nature of their operations to reduce environmental impacts.

HSBC Holdings plc Annual Report on Form 20-F	57
Net zero in our own operations continued

Energy and travel greenhouse gas emissions in tonnes CO2e3
		2024	2023	2019 baseline
Scope 1[1]	Ä	15,025	16,918	22,066
Scope 2 (market-based)[1]	Ä	83,760	167,174	392,270
Scope 3	~	1,127,909	1,113,498	1,356,631
Category 1: Purchased goods and services[1,2]	Ä	866,873	880,494	1,033,972
Category 2: Capital goods[1,2]	~	127,158	123,763	50,651
Category 6: Business travel[1]	~	133,878	109,241	272,008
Total	Ä	1,226,693	1,297,590	1,770,967
Included Scope 1 and 2 of UK	Ä	5,887	5,909	10,432

1    Data in 2024 is subject to an independent third-party limited assurance in accordance with the
International Standard on Assurance engagements 3410 (Assurance Engagements on Greenhouse
Gas Statements). For further details, see GHG Reporting Guidance 2024 and third-party limited assurance report at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre. In respect of data in 2019 and 2023, see our relevant Annual Report and Accounts.
2    Supply chain emissions are calculated using a combination of supplier emissions data and industry average emissions factors. A data quality score is applied to this calculation where 1 is high and 4 is low, based on the quality of emissions data. This is a weighted average score based on HSBC supplier spend. Data quality scores can be found in the ESG Data Pack.
3    Data is based on the 12-month period to 30 September.
  For further details of our methodologies, our independent third-party limited assurance reports and relevant environment key facts, see our ESG Data Pack at www.hsbc.com/esg.

2024 Emissions performance
We are making progress towards our updated
2050 net zero ambition. In 2024 we achieved a
reduction in absolute operational greenhouse
gas emissions (energy and business travel) of
66.1% from our 2019 baseline. Overall,
including supply chain emissions, we achieved a
30.7% reduction against 2019 and 5.5%
compared with 2023.
Emissions from our energy
We are currently on track to reduce our scope 1
and 2 emissions by more than 90% by 2030
compared with our 2019 baseline. In 2024, we
reduced these emissions (including energy and
road fleet) to 98,785 tonnes CO2e, representing
a 76.2% reduction from our 2019 baseline and a
46.3% reduction from 2023, helped by further
efficiency measures and portfolio reductions, and
an increase in renewable electricity procurement
to 75.4%, up from 58.4% in 2023.
Emissions from travel
We reduced our emissions from scope 3
business travel by 50.8% compared with
2019 with travel volumes remaining well
below pre-pandemic levels, although
emissions increased by 22.6% compared
with 2023 as travel behaviours normalise
gradually across the bank.
Emissions from our supply chain
In 2024, we reduced our supply chain emissions
by 8.4% against the restated 2019 baseline
emissions, while compared with 2023, they
remained relatively stable, with a small reduction
of 1.0%. This was mainly driven by suppliers
providing real estate-related services and financial
services, while emissions from suppliers of
technology-related goods and services have
increased, due to an increase in their investments
(e.g. data centres), growth of new services (e.g.
cloud and AI) and increase in our spend.
In 2024 we also expanded the calculation scope
by including two additional markets with third
party spend. We continue to widen our
reporting as more emissions and spend data are
added to the procurement scope.
Emissions calculations approach
Our emissions report adheres to the
Greenhouse Gas (‘GHG’) Protocol, which
incorporates the scope 2 market-based
emissions methodology. We report GHG
emissions associated with the energy used in
our premises and employees’ business travel
and our supply chain in tonnes of CO2
equivalent. As a financial services organisation,
carbon dioxide is the main type of GHG
applicable to our operations, however, our
current reporting also incorporates methane and
nitrous oxide for completeness, although
deemed immaterial.
Based on our operational control boundary, in
2024 we collected data on energy use and
business travel for our operations in 34 countries
and territories out of the 58 markets we operate
in, which accounted for approximately 97.7% of
our full-time equivalent staff (‘FTEs’). To estimate
the emissions of our operations in entities where
we have operational control and a small
presence, we scale up the emissions to 100%.

Greenhouse gas emissions in tonnes CO2e per FTE					Energy consumption in kWh in 000s
		2024	2023	2019			2024	2023	2019
Scope 1, 2 and 3 (Category 6)	Ä	1.1	1.3	2.9	Total	Ä	728,890	772,736	1,049,072
Scope 1, 2 and 3 (Category 1, 2 and 6)	Ä	5.7	5.9	7.8	UK only	Ä	206,028	209,939	281,271

Revisions	Reporting metrics	Previously reported		Restated metrics		Percentage change
		2019	2023	2019	2023	2019	2023
Category 1: Purchased Goods and Services	tonnes CO2e	829,635	859,256	1,033,972	880,494	25%	2%
Category 2: Capital Goods	tonnes CO2e	37,617	121,783	50,651	123,763	35%	2%
Total Supply chain	tonnes CO2e	867,252	981,039	1,084,623	1,004,257	25%	2%
Energy consumption	kWh in 000s	913,556	n/a	1,049,072	n/a	15%	n/a

We apply reviewed and updated emission uplift
rates to reflect uncertainty concerning the
quality and coverage of emission measurement
and estimation. This approach is consistent with
both the Intergovernmental Panel on Climate
Change’s Good Practice Guidance and
Uncertainty Management in National
Greenhouse Gas Inventories and our internal
analysis.
Our calculation methodology for supply chain
emissions follows the spend-based method
under the GHG protocol; a combination of
supplier emissions data and industry averages.
We source actual data via CDP, or direct
engagement with suppliers, and in the absence
of this we use estimations from a new data
provider and then industry average carbon
intensities from CDP to estimate supply chain
emissions.
As more of our suppliers report their emissions,
we should be able to include more accurate data
and fewer industry averages in the calculation.
We have applied a data quality score to the
sources of data we used to determine
counterparty emissions. For further details, see
our GHG Reporting Guidance at
www.hsbc.com/esg
In 2024 we conducted a materiality
assessment on upstream scope 3 categories,
and we have identified categories 1
(purchased goods and services), 2 (capital
goods), and 6 (business travel) as material.
Our approach to re-baselines and
restatements
We re-baselined our 2019 and restated our 2023
supply chain metrics in line with our emissions
re-baseline and restatement policy (see page
49). As referenced above, in 2024, we made the
decision to amend the methodology. We also
identified an error in the mapping of industry
averages. In addition, we have identified an
error in our 2019 metric disclosed in our ARA
2023 for total energy consumption, which we
have now restated.
We are conducting a review of our controls
related to these items and aim to enhance
them accordingly.

58	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

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
For further details of our approach to climate
risk, see ‘ESG risk’ on page 150 and ‘Climate
risk’ on page 249.

Banking We manage the climate risk in our banking portfolios through our risk appetite and policies for financial and non-financial risks.	Employee pensions Our pension plans have fiduciaries to manage climate risk in line with their duties towards members under local regulatory requirements.	Asset management Climate risk management is a key feature of our investment decision making and portfolio management approach.	Insurance We consider climate risk in the management of our shareholder and policyholder portfolio of assets.

Climate risk

This enables us to identify opportunities to support our customers, while continuing to meet stakeholder expectations.	We monitor climate risk exposure internally for our largest plans based on asset sector allocation and carbon emissions data where available.	We also engage with companies on topics related to climate change.	ESG factors are incorporated into investment analysis to evaluate climate risk impacts, as well as the ongoing monitoring during the investment cycle.

Banking
Our banking business is well positioned to
support our customers managing their own
climate risk through financing. For our most
material wholesale customers, we use our
transition engagement questionnaire to
understand clients’ climate strategies and
risks. We have set out a suite of policies to
guide our management of climate risk. We
continue to develop our climate risk appetite
and metrics to help manage climate
exposures in our wholesale and retail
portfolios. We use climate scenario analysis
to gain insights into the long-term effects of
transition and physical risks across our
wholesale and retail portfolios (for further
details, see page 253).
Asset management
HSBC Asset Management recognises that
climate-related risks may impact the
operational and financial performance of
investee companies. The impact of these
risks will vary depending on characteristics
such as asset class, sector, business model
and geography. HSBC Asset Management
continues to integrate climate analysis into its
actively managed product offerings and seeks
to assess climate-related risks that could
impact investment performance, where
applicable and relevant.
As part of its stewardship activities, HSBC
Asset Management engages on climate
change issues with investee companies on a
priority list, as defined in its Stewardship
Plan. HSBC Asset Management makes
independent engagement decisions in the
interests of its clients.
Employee pensions
The Trustee of the HSBC Bank (UK) Pension
Scheme (‘the Scheme’), our largest plan with
$34bn of assets under management, aims to
achieve net zero greenhouse gas emissions
across its defined benefit and defined
contribution assets by 2050. To help achieve
this, it is targeting an interim emissions
reduction of 50% by 2030, from 2019 levels,
for its equity and corporate bond mandates.
This commitment was made in the context of
wider efforts to manage the impact of climate
change on the Scheme’s investments and
the consequent impact on the financial
interests of members.
The Scheme reports its carbon emissions for
its equity and corporate bond mandates in its
annual TCFD Report and will seek to widen
the coverage of its assessment and reporting
over time. In line with the Trustee’s
commitment to good stewardship, the
Trustee engages its asset managers to
ensure that financially material ESG risks are
explicitly considered in the investment
process.
Insurance
In 2024, our Insurance business enhanced
our stress testing modelling capability to
assess the solvency resilience of our
Insurance entities under prescribed climate
scenarios.
  For further details of the HSBC Asset
Management’s Stewardship Plan, see:
www.assetmanagement.hsbc.co.uk/en/
institutional-investor/about-us/responsible-
investing/-/media/files/attachments/uk/policies/
stewardship-plan-uk.pdf
  For further details of the HSBC Bank (UK)
Pension Scheme’s annual TCFD statements and
UK Stewardship Code submission, see https://
futurefocus.staff.hsbc.co.uk/active-dc/
information-centre/search-documents

HSBC Holdings plc Annual Report on Form 20-F	59
Sustainability risk policies

TCFD
Our sustainability risk policies form part of our
broader risk management framework and are
important mechanisms for managing risks,
including delivering our net zero ambition.
These policies focus on mitigating
reputational, credit, legal and other risks
related to our customers’ environmental and
social impacts.
Our policies
Our sustainability risk policies comprise our
core net zero-aligned policies – thermal coal
phase-out and energy – and our broader
sustainability risk policies covering:
agricultural commodities, forestry, mining and
metals, and World Heritage Sites and
Ramsar-designated wetlands. We also apply
the Equator Principles when financing
relevant projects.
These policies aim to provide clear signals to
our customers on our risk appetite for certain
activities.
We continue to review policy implementation
as we apply our sustainability risk policies in
practice, and our operationalisation of such
policies continues to be enhanced. We take a
risk-based approach when identifying
transactions and clients to which our
sustainability risk policies apply and, where
relevant, when reporting on relevant
exposures, adopting approaches
proportionate to risk and materiality. This
helps to focus our efforts on areas where we
believe we can help drive meaningful change,
while taking into account experience from
policy implementation over time.
We regularly review our policies,
incorporating feedback and building on
experience from policy implementation over
time. We have begun a review of our interim
financed emissions targets and associated
policies as part of the annual review of our
net zero transition plan that we referenced in
our 3Q24 earnings release in October.
For clients in scope of our sustainability risk
policies, where we identify activities that
could cause material negative impacts, we
expect clients to demonstrate that they are
identifying and mitigating risks responsibly
and will look to take required actions as
outlined in our policies. This may, as
appropriate, include conducting enhanced
due diligence or applying financing
restrictions. Such instances may require
additional review and approval by our
sustainability risk specialists and risk
committees.
For further details of how we manage
sustainability risk, as well as our full policies, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/managing-risk/
sustainability-risk
Governance and implementation
Our Group Risk and Compliance function has
specialists who review and support
implementation of our sustainability risk
policies. Our relationship managers are
primarily responsible for assessing relevant
considerations under our risk management
framework, including whether our clients may
be in scope of applicable sustainability risk
policies. They are supported by sustainability
risk managers for management of risks as
outlined in the policies. Where considered
appropriate, policy matters are escalated to
relevant governance committees.
Oversight of the development and
implementation of policies is the
responsibility of relevant governance
committees comprising senior members of
the Group Risk and Compliance function and
global businesses.
Biodiversity and natural capital-related
policies
Our sustainability risk policies impose
restrictions on certain financing activities that
may have material negative impacts on
nature. Our forestry and agricultural
commodities policies focus specifically on the
upstream impacts of key agricultural
commodities including palm oil, timber, soy
and cattle. We also require palm oil
customers to obtain certification under the
Roundtable on Sustainable Palm Oil.
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
The energy policy was first published in
December 2022, and is reviewed annually,
with the most recent update in February
2025.
For further details of our oil and gas, and power
and utilities financed emissions targets, see the
'Targets and progress’ section in ‘Financed
emissions on page 50.
For further details of our energy policy, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/managing-risk/
sustainability-risk.

60	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Environment

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
In turn, our policy supports progress towards
our financed emissions targets for the power
and utilities and thermal coal mining sectors.
The policy was first published in December
2021 and is reviewed annually, with the most
recent update in February 2025.
For further details of our oil and gas, power and
utilities financed emissions target, see the
‘Targets and progress’ section in ‘Financed
emissions’ on page 50.
For our thermal coal phase-out policy, see
www.hsbc.com/-/files/hsbc/our-approach/risk-
and-responsibility/pdfs/240125-hsbc-thermal-
coal-phase-out-policy.pdf.
Thermal coal financing exposures
We aim to reduce thermal coal financing
drawn balance exposure from a 2020
baseline by at least 25% by 2025, and aim to
reduce it by 50% by 2030.
Our basis of preparation for reporting on
thermal coal financing drawn balance
exposures is aligned with our thermal coal
phase-out policy and applies a risk-based
approach to reporting on relevant exposures.
This includes the use of globally recognised
third-party data sources to screen clients and
applies materiality considerations to product
type, customer type and exposure type,
which informs inclusion and exclusion
requirements.
Specifically, for product types, short-term
lending exposures are excluded from our
thermal coal financing exposures reporting, in
line with our financed emissions
methodology. For customer types, exclusions
are applied for certain customer types such
as sovereigns and individuals. For exposure
types, a threshold of $15m for drawn
balances is applied for thermal coal financing
exposures reporting.
We recognise that we provide financing to
groups of connected companies where the
wider group has thermal coal exposures, and
this introduces additional complexities when
estimating thermal coal exposure. In such
cases, we consider the nature and the extent
of the connections and any restrictions on
use of financing proceeds to fund the thermal
coal activities.
We continue to refine our basis of preparation
and have made further enhancements in
2024 while taking into account experience
from policy implementation over time.
Applying our refined basis of preparation did
not have a material impact on the thermal
coal financing drawn balance exposure as of
31 December 2020.
For further details of our Financed Emissions and
Thermal Coal Exposures Methodology, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.
The chart below sets out our thermal coal
financing drawn balance exposure for the
2020 baseline as well as the exposure figures
for 2021† and 2022†, which were $1bn
(rounded).
We continue to work on our 2023 and 2024
numbers and expect to report on these in
future disclosures.

Thermal Coal Financing drawn balance exposure[1]
$bn
1 The reduction is based on estimated underlying
numbers aligned to our refined basis of
preparation.
† Data is subject to independent third-party limited
assurance, in accordance with ISAE 3000/ISAE
3410. For further details, see our Financed
Emissions and Thermal Coal Exposures
Methodology and independent third-party limited
assurance report, which are available at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.
For further details of our approach to financed
emissions, see ’Our Approach to financed
emissions’ on page 46.

Asset Management policy
HSBC Asset Management’s Energy and
Thermal Coal Policies have been developed in
support of HSBC Group’s net zero ambition.
In its capacity as a discretionary investment
manager and under its Energy Policy, HSBC
Asset Management engages and assesses
the transition plans of oil and gas, and power
and utilities issuers responsible for around 70
per cent of relevant emissions based upon all
listed equity and corporate fixed income
managed within its major investment hubs.
Its Thermal Coal Policy is developed in
support of the transition from thermal coal-
fired power and thermal coal mining
(collectively ‘thermal coal’) within the 2030/40
timelines set out in the HSBC Thermal Coal
Phase-Out Policy, and is intended to help
meet the dual objectives of phasing out
thermal coal within science-based
timeframes and of energy transition in more
coal-reliant economies.
The Energy Policy and Thermal Coal Policy
complement one another and are reviewed at
least annually.
  For further details of the energy policy, see
www.assetmanagement.hsbc.co.uk/-/media/
files/attachments/common/energy-policy-en.pdf.
  For further details of the thermal coal policy, see
www.assetmanagement.hsbc.co.uk/-/media/
files/attachments/common/coal-policy-en.pdf.

HSBC Holdings plc Annual Report on Form 20-F	61
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
Colleagues
We believe that an inclusive, healthy and
rewarding workplace helps the whole Group
succeed. We are focused on inclusive hiring so
we can help ensure our colleagues – and
particularly our leadership – are representative
of the communities we serve.
Employee well-being is essential. We offer all
colleagues a wide range of resources that help
support their mental, physical and financial
well-being so they can thrive in and out of
work. We are working to ensure that our
offices, branches and digital spaces are
accessible.
Customers
We are committed to helping our customers
access the financial services they need. They
should not find it more difficult to access
finance because of their gender, ethnicity,
sexual orientation, neurodiversity or disability.
Our ambition is to create a welcoming,
inclusive and accessible banking experience
for all our customers.
We build resilience by creating products and
services that simplify the banking experience,
so customers can manage their wealth more
easily. We also provide financial education for
our customers.
Communities
In 2024, we updated our global philanthropy
strategy to align with our ESG areas of focus –
‘transition to net zero’ and ‘building inclusion
and resilience’, allowing us to work alongside
the communities we operate within to help
create change.
We believe that fostering inclusion and
building resilience helps us to create long-term
value and growth. By removing unnecessary
barriers and striving to be a fair and equitable
organisation, we can attract and retain the best
talent, support a wider customer base to
achieve their goals and stimulate growth in our
communities.

In this section
Our commitment to inclusion	Our approach to inclusion	We value diversity of thought and we are building an inclusive environment that reflects our customers and communities.	Page 62
	Fostering a diverse environment		Page 63
	Fostering an inclusive culture		Page 64
Building a healthy workplace	Listening to our colleagues	We run a Snapshot survey and report insights to our Group Operating Committee and the Board.	Page 65
	Being a great place to work	We aim to create a great workplace that will help in attracting, retaining and motivating our colleagues so they can deliver for our customers across countries and territories.	Page 66
Developing skills, careers and opportunities	Learning and skills development	We energise our colleagues for growth and build resilience by equipping them with skills that they need today and preparing them to meet future challenges.	Page 68
Building customer inclusion and resilience	Our approach to customer inclusion and resilience	We aim to support financial well-being and remove barriers customers can face in accessing financial services.	Page 69
Engaging with our communities	Helping to build a more inclusive and resilient society	We focus on a number of priorities where we can make a difference to the community and support sustainable growth.	Page 70

62	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Social

Our commitment to inclusion
Our approach to inclusion
Our purpose, ‘Opening up a world of
opportunity’, explains why we exist as an
organisation and is the foundation of our
global inclusion strategy.
We have identified specific Group-wide
priorities, which we track and monitor
progress against. Embracing our unique
international footprint, we adapt
implementation of our global inclusion
strategy to help ensure it remains locally
relevant and compliant with local laws.

How we hold ourselves to account

We set strategic priorities
Our strategic priorities are aligned to three
public aspirational ambitions, which have
been created to increase representation of
under-represented groups. In 2024, we
continued to make progress against our
priorities by:
–achieving a 34.6% representation of
women in senior leadership roles, with
an ambition of achieving 35% by 2025[1];
–attaining a 3.0% representation of Black
heritage colleagues in senior leadership
in the UK and US combined, against an
ambition to achieve 3.4% by 2025[1]; and
–increasing our Inclusion index as
measured in our Snapshot survey, to
78% against a 2024 target of 75%.
[1] These numerical ambitions do not form part
of any US-based senior leader performance or
other objectives, or in other jurisdictions where
application of such should not apply under
local law.

We monitor progress
We consistently track and measure
performance against our priorities, utilising
our data capabilities to accurately monitor
progress through:
–an inclusion dashboard, which monitors
progress against ambitions and is
reported to the Group Operating
Committee on a quarterly basis; and
–review meetings between our Head of
Inclusion and each Group Operating
Committee member to discuss progress
against aspirational ambitions and to
support further progress.

We are transparent
We are transparent in sharing our data
through external disclosures and we
participate in benchmarking to measure
our progress across the industry. In 2024,
we:
–ranked as a Top 75 employer in the UK
Social Mobility Index, improving 30
places to number 37;
–ranked number 3 in the Stonewall
Workplace Equality Index in the UK and
maintained our Stonewall Gold standard;
and
–were awarded an Ambassador Status by
Carers UK.

We are evidence-led
Our priorities are informed by data, and we continue to enable our colleagues to self-identify across a range of data points that reflect their personal identity, including ethnicity, sexual orientation, gender identity and ability.
We have enabled our colleagues to self-identify through our systems and our Snapshot survey, helping us to understand the diverse composition of our global workforce.
Data availability enables us to embrace our international footprint, set locally-relevant priorities, support under-represented groups and improve outcomes for our colleagues. In countries and territories where we are able to do so, we invite colleagues to share their data with
us. In 2024, we enabled 93% of our colleagues to disclose their ethnic background, with 67% of colleagues currently choosing to do so, where this is legally permissible. In certain markets we invite colleagues to share additional characteristics with us, for example, disability or socio-economic background.
For further details of our representation data, pay gap data, and actions, see www.hsbc.com/who-we-are/our-people/inclusion-at-hsbc and the ESG Data Pack at www.hsbc.com/esg.

HSBC Holdings plc Annual Report on Form 20-F	63
Fostering a diverse environment
Women in senior leadership
Increasing female representation in our senior
leadership roles is one of our longest-
standing strategic priorities. Since achieving
our ambition of having 30% of senior
leadership positions held by women in 2020,
we set a new ambition to reach 35% by
20251. We are on track to meet our 2025
ambition, with 34.6% of senior leadership
roles held by women at the end of 2024. Our
hiring practices are merit-based, and we seek
to ensure that every candidate, regardless of
their identity and background, has an equal
opportunity to demonstrate their skill and
potential. A total of 36.8% of all external
appointments into senior positions were
female, compared with 37.7% in 2023.
Women represented 38.0% of all promotions
into senior leadership roles in 2024.
In 2024, we relaunched our Accelerating
Women’s Leadership programme, developed
in partnership with Cranfield Business School.
The programme aims to strengthen our talent
pipeline by improving the representation of
women in senior leadership roles. It is
designed to increase the visibility, career
advocacy and network of our high-performing
senior women, ultimately driving engagement
and enhancing leadership capability. In 2024,
we ran two pilot sessions held in the UK and
Hong Kong. We also launched a modified
version of the programme in a US pilot called
Accelerating Enterprise Leaders, which also
welcomes our male colleagues.
Our Coaching Circles programme, which
matches senior leaders with a small group of
colleagues to provide advice and support on
the development of leadership skills and
network building, welcomed 4,052 women
and 4,103 men in 2024.
Black colleagues in senior leadership
Having a workforce that better reflects the
communities we serve remains one of our
strategic priorities. We have an ambition to
increase our Black heritage senior leader
representation in both the UK and US
combined to 3.4% by 20251. In 2024 we
maintained our position at 3.0%.
Previously in 2020, we set our initial ethnicity
ambition to double the number of Black
colleagues in senior leadership roles globally
by 20251. While this ambition was not tracked
through our senior leadership performance
scorecards, it remained a strategic priority.
Since 2020, we have increased the
representation of our Black colleagues in
senior leadership by 60%. We have seen a
number of changes to the global footprint of
our business since setting this ambition, and
despite our efforts so far, we are not making
the progress towards our ambition as quickly
as we would like and we are unlikely to
achieve our 2020 ambition by 2025.
We remain committed to focusing on the
development of our Black heritage
colleagues. To address this, we use the
Solaris programme as a development
initiative for our UK-based Black heritage
women. To date, 41 women have completed
the programme, with 20% of participants
securing a promotion.
Our immersive development programme, ‘In
Their Shoes’ was designed to bring to life the
lived experiences of minority ethnic
colleagues, including the challenges they
face. In 2024, the programme was
recognised as an Outstanding Innovation at
the Learning Excellence Awards and was
highly commended in the Global Diversity
Initiative of the Year category at the British
Diversity Awards. Since its launch,12,707
colleagues have completed the programme.
1These numerical ambitions do not form part of
any US-based senior leader performance or
other objectives, or in other jurisdictions where
application of such should not apply under local
law.
Gender representation

Holdings Board

Group Executives

Combined Group Executives and reports[1]

Subsidiary directors[2]

Senior leadership[3]

Middle management[3]

Junior management[3]

All employees

1 Combined Group Executives and direct reports
includes HSBC Group Executives and their direct
reports (excluding administrative staff) as of 31
December 2024.
2 Directors (or equivalent) of subsidiary companies
that are included in the Group’s consolidated
financial statements, excluding corporate directors.
3 In our leadership structure, we classify senior
leadership as those at global career band 3 and
above; middle management as those at global
career band 4; and junior management as those
at global career bands 5 and 6.

Representation and pay gaps
We publish this data annually to ensure both
transparency and a maintained focus on
addressing representation gaps within the
organisation. Our gender and ethnicity pay gap
reporting shows the difference in average pay
between these two groups of people and the
wider workforce, regardless of role or seniority.
We have reported our UK gender
representation and pay gap data since 2017 in
line with reporting regulations, and have
voluntarily extended this to include the US,
mainland China, Hong Kong, India, Mexico,
Singapore, Malaysia, and the UAE, alongside
ethnicity data for the UK and US. In 2024, we
have also extended this to include our
colleagues with a disability in the UK. This now
covers approximately 81% of our workforce. In
2024, our mean aggregate UK-wide gender pay
gap was 40.6% compared with 43.2% in 2023,
and the ethnicity pay gap was 7.7% compared
with 4.5% in 2023. Our UK gender pay gap is
driven by several factors, including the shape of
our workforce, where there are more men than
women in senior higher-paid roles and more
women than men in junior roles. While we are
confident in our approach to pay equity, until
women and ethnic minority colleagues are
proportionately represented across all areas
and levels of the organisation we will continue
to see gaps in average pay.
We are committed to paying colleagues fairly
regardless of their gender or ethnicity and have
processes to review that remuneration is free
from bias. We also review our pay practices
and undertake a pay equity review annually. If
pay differences are identified that are not due
to objective, tangible reasons such as
performance, skills or experience, we make
adjustments.
For further details of our representation data, pay
gap data, and actions, see www.hsbc.com/who-
we-are/our-people/inclusion-at-hsbc and the ESG
Data Pack at www.hsbc.com/esg.

64	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Social

Fostering an inclusive culture
Looking to the future and beyond our public
commitments, we refreshed our global
inclusion strategy to refocus our ambitions
against our strategic priorities, and set out our
approach to inclusion over the next three to
five years. We have established key
principles that enable us to pivot towards
building a more inclusive culture for all of our
colleagues.
Our colleagues’ personal sense of belonging
and psychological safety are two key
measures captured as part of our Inclusion
Index in the annual Snapshot survey, which
we monitor and review by various identities
that comprise our global workforce. In 2024
we achieved a score of 78%, which is three
percentage points ahead of our annual
aspirational goal, and on par with the financial
services industry benchmark.
Analysis of our Inclusion index allows us to
measure engagement levels of specific
colleague groups in greater detail, in particular
different personal identities, to better
understand the experiences of our colleagues
globally. We found that scores from
colleagues who identify as male and female
were comparable, at 79% and 77%
respectively, remaining unchanged from
2023. From an ethnicity perspective, our
Black heritage colleagues were two
percentage points below the Group-wide
average, while our Asian heritage colleagues’
results were on a par with the overall score,
at 78%. From a sexual orientation
perspective, colleagues who identified as
LGB+ were one percentage point above the
Group-wide result.
Our employee resource groups
Bringing together the shared identities,
values and interests of our colleagues allows
us to build an inclusive culture across the
organisation and our volunteer-led employee
resource groups (’ERGs’) enable this. Our
ERGs provide insight on key societal issues.
Through sponsorship by our non-executive
directors and our Group Operating
Committee, we bring together our senior
leaders and colleagues, bringing to life our
values of ‘valuing difference’ and ‘succeeding
together’.
In 2024, our ERGs led numerous initiatives
and events including our Pride ERG for
LGBTQ+ colleagues, who worked with our
Group Benefits team to expand Gender
Dysphoria healthcare benefits in India.
Our Ability ERG, for our colleagues with a
disability, created a framework called ‘Know
me Better’, as a tool to help facilitate
conversations between colleagues and line
managers regarding a colleague’s disability.
Our focus on disability
We are dedicated to creating an inclusive
culture where all employees, including those
with disabilities can thrive. Our progress is
guided by our Global Disability Council,
sponsored by our HSBC UK Chief Executive
Officer, with senior leaders across the
business meeting every two months.
We have launched the second cohort of our
Career Development Programme for our
colleagues in middle and junior management
with a disability, in partnership with an
external coaching provider. In 2024, we
launched an international pilot of the
programme in Hong Kong.
In 2024, stories from our colleagues were
showcased globally as part of our Disability
Confidence series. The series leveraged the
power of our colleagues sharing their
experiences, the support they receive, and
how this has helped them empower others to
do the same.
We have also expanded our workplace
adjustments programme through our provider
Microlink, with services now available to over
44,000 colleagues in India, a 17 percentage
point increase compared with 2023.
Socio-economic diversity
To better support our colleagues from lower
socio-economic backgrounds, we have
partnered with the London School of
Economics and Progress Together to produce
a comprehensive framework targeting socio-
economic mobility in 2024.
The ‘VOICE’ is designed to support
individuals, people managers, and
organisations in retaining and advancing
colleagues from lower socio-economic
backgrounds within the UK financial services
sector. The blueprint was developed through
extensive input from professionals across the
industry who come from a lower socio-
economic background, and they shared their
experiences as part of our qualitative
research. It highlights the biases that can
impact retention and progression and offers
actionable, evidence-based strategies rooted
in behavioural science to drive meaningful
change.
Through our Strive ERG for colleagues who
come from a lower socio-economic
background we have developed internal
mentoring programmes pairing junior and
senior colleagues for coaching and
development sessions.
We have enabled our colleagues in Singapore
to share their socio-economic background.
In 2023, we entered the Social Mobility Index
for the first time and gained recognition as a
top 75 employer. We continue to be
recognised as a top 75 employer, improving
our rank by 30 places to number 37 in 2024.

Supporting our colleagues with caring responsibilities

We have found that many of our colleagues are often involved in both their careers and significant caring responsibilities outside work, and are finding managing both responsibilities increasingly challenging. In our Snapshot survey nearly 16% of colleagues self-identified as having caring responsibilities.
In 2024 we launched the Global Carers Charter, which comprises a series of tools, policies and support available for colleagues with caring responsibilities. Following its launch in the UK,
HSBC’s Global Carers Charter was awarded Ambassador Status by Carers UK.

HSBC Holdings plc Annual Report on Form 20-F	65
Building a healthy workplace
Listening to our colleagues
We value difference at HSBC, and we do this
by seeking out different perspectives and
listening. Our colleagues succeed together by
being connected across the organisation, and
they take responsibility by speaking up.
These activities are core to our values and we
capture regular feedback from our colleagues
to help improve HSBC and the employee
experience.
How we listen
Our annual employee engagement survey is
called ‘Snapshot’ and runs every September.
It is an opportunity for all employees to share
feedback on what it is like to work at HSBC.
Our 2024 survey achieved a response rate of
88%, up from 85% in 2023, with more than
182,000 colleagues choosing to share their
views. This high level of participation enables
us to share results confidentially across all
levels of the organisation. Insights from our
Snapshot survey are shared with the Group
Operating Committee and the Board, and are
provided directly to more than 11,000 people
managers with 10 or more responses from
their teams. We support teams to have good
conversations about their feedback through
the provision of interactive dashboards, action
planning tools and discussion guides.
Our Employee Engagement Index, our key
measure of how people feel about HSBC, has
increased to 80%, up three percentage points
compared with 2023. This was the largest
increase seen across the Snapshot indices,
and puts us six points ahead of the global
financial services benchmark that we
measure against.
Key driver analysis shows engagement is
most influenced by a clear understanding of
HSBC’s strategic objectives, confidence in
the future and our strategy, positivity towards
career and development, and trust and
confidence in leadership.
Following significant increases last year, the
career index remained stable at 71% and is
six points ahead of the global financial
services benchmark. The proportion of
colleagues stating a preference to remain
with HSBC for five or more years increased
to 70%, up three percentage points from
2023. Our inclusion index, a key measure of
building an inclusive culture at HSBC,
remained unchanged at 78%, against an
ambition of maintaining 75%.
We have found that 75% of colleagues have
said that working conditions enable them to
be productive, which is up two percentage
points compared with 2023. Despite this,
62% of colleagues report that work
processes allow them to work efficiently,
which is down three percentage points
compared with 2023. This remains one of the
lowest scoring items across the Snapshot
survey, particularly across our senior
leadership population. There are a number of
initiatives underway to make it easier for
colleagues to work efficiently.
We also run an annual Pay and Benefits
survey, which in 2024 helped to evaluate
changes to our performance approach, as
well as capturing ongoing feedback about
colleague expectations on compensation and
development in support of our employer
value proposition. We complement these
large surveys with continuous lifecycle
feedback from new joiners, internal movers
and voluntary leavers.
We are committed to building on our high
levels of engagement and feedback
throughout 2025.
For further details of our Snapshot data, see the
ESG Data Pack at www.hsbc.com/esg.
Employee conduct and harassment
We expect all our employees to treat each
other with respect and dignity, and we do not
tolerate or condone discrimination,
harassment or bullying in any form, as
outlined in our Global Anti-Bullying and
Harassment Code. This is supported by our
Global Code of Conduct, which helps us to
maintain high standards across the Group.
We encourage our colleagues to speak up
about poor behaviour or things that do not
seem right. At times, we know it can be
difficult to raise concerns, so regular
communication and tracking is important to
us. We measure confidence to speak up via
our Snapshot Speak Up Index, which is at
77% in 2024, up by one percentage point
from 2023. We recognise that our speak up
culture requires continued focus to ensure
we create the right environment for our
people. Our Snapshot survey revealed an
increase in colleagues able to state their
opinion without fear of negative
consequences, with 73% of colleagues
feeling able to do so, up by one percentage
point from 2023.
We strive to improve awareness and
education around poor behaviours and
strengthen our understanding and response
to these issues across all levels of the
organisation. In 2024, to ensure continued
high-quality investigations into conduct
concerns, we introduced six new investigator
training modules aimed at the Human
Resources investigator community.
Our colleagues continue to receive training on
bullying, harassment, discrimination and
retaliation at least every other year in our
Global Mandatory Training curriculum and as
part of other learning resources, including in
People Manager training.
We have mandatory procedures for handling
and investigating employee concerns, which
include those for bullying and harassment.
Cases are continually monitored from our
speak-up channels, and data is reported to
management committees to ensure there is
visibility at leadership level.
In 2024 the bank received a total of 624
concerns raised relating to bullying and
harassment. Where the concerns were
substantiated following an investigation,
appropriate action was taken, which included
termination of services where appropriate. In
2024, 26% of concerns raised were either
partly or fully substantiated and 34 colleagues
were dismissed in relation to bullying,
harassment, discrimination or retaliation.
We are committed to addressing this type of
behaviour and will continue to take action
where we find that an employee has
breached our values and high standards of
conduct.

Delivering accessible learning

We are committed to fostering an inclusive workplace for all colleagues, regardless of technology or ability.
In 2024, our Global Mandatory Training received Gold at the Brandon Hall Awards for Best
Training Program for Global Accessibility Standards.
To uphold these standards we collaborate closely with our accessibility experts, ensuring our digital learning aligns with the high benchmarks set for our customer-facing websites. Our
Global Mandatory Training assigned to all colleagues undergoes an external audit to identify any gaps affecting the experience of colleagues, such as those with visual impairments or those who are neurodiverse. We also conduct inclusive user testing to incorporate learner feedback into the design, helping to ensure a seamless experience for everyone.

66	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Social

Being a great place to work
To fulfil our purpose and drive our strategy,
we need the best people, performing at their
best. Focusing on opportunities for
colleagues, making them a part of something
bigger and being clear on what they can
expect when they deliver on our strategy, is
fundamental to delivering for our customers.
Our workforce proposition strengthens our
ability to attract, retain and energise our
colleagues and is driven by three key reward
principles of rewarding colleagues’
responsibly, recognising colleagues’ success
and supporting our colleagues to grow.
Rewarding colleagues responsibly
Our pay and benefits proposition aims to
reward colleagues responsibly, helping to
ensure financial security for all. We remain
committed to providing a competitive total
compensation package with an appropriate
mix of fixed pay and variable pay. In our
Snapshot survey, 52% of colleagues feel they
are paid fairly for what they do, the sentiment
remaining unchanged from 2023.
Following our accreditation as a global living
wage employer in 2024 we have continued to
work with the Fair Wage Network, which
provides an independent source of wage
levels. HSBC has achieved accreditation as a
global living wage employer in 2025 in
respect of the next two years. A living wage
should be sufficient to cover an adequate
standard of living given the cost of goods and
services in each country in which we operate.
We will continue to review all wages globally
against local living wage benchmarks.
For our UK suppliers that have staff working
within the UK, we seek to encourage them to
pay at least the living wage.
For further details of our approach to workforce
reward, see page 332.
Recognising colleagues’ success
We believe in recognising our colleagues’
success and have a number of mechanisms
to help enable colleagues to be rewarded for
their work.
In 2024, we introduced performance routines,
to encourage our colleagues to talk about
their ambitious goals throughout the year.
This is complemented with improving the
exchange of feedback, so colleagues know
how they are doing and how they can
improve. These activities are brought
together through performance check-in
conversations at the year-end, with a
simplified approach to performance
assessments.
These changes were communicated to over
215,000 colleagues in 59 markets at the
beginning of the year. Our Pay and Benefits
survey measures several factors, including
our colleagues’ understanding of
performance routines, with 76% reporting a
‘good understanding’ of how to practice
them. In our Snapshot survey, 87% of
colleagues reported that they had a clear
understanding of what is expected of them
and 94% of colleagues said they have had at
least one performance check-in conversation
with their manager.
Variable pay allows us to recognise the
performance and behaviours of our
colleagues. In 2024 we introduced ‘Target
Variable Pay’ to 150,000 colleagues in 47
markets.
We have supported managers in their
understanding of the changes, with nearly
18,000 people managers attending training.
Changes to our pay structure provide more
clarity and transparency on how we make pay
decisions and how performance impacts
variable pay, helping colleagues understand
how they contribute to the performance of
the organisation.
Our ‘At Our Best’ recognition platform offers
employees the opportunity to recognise their
peers for role model behaviours linked to our
values. In 2024, our colleagues recognised
one another over 1.5 million times, up three
percentage points from 2023. Managers are
also encouraged to recognise colleagues’
service anniversaries every five years up to
30 years of service, and at 40 years. In 2024
over 28,000 anniversaries were celebrated.
Share plans are another way to empower
colleagues to participate in the Group’s
success. In 2024, we invited 194,000
colleagues to participate in our share plans
and 93% of colleagues globally now have
access to a share plan.
Supporting our colleagues to grow
To help our colleagues to grow personally and
professionally, we are committed to
supporting their mental, physical and financial
well-being, offering flexibility and helping
colleagues develop new skills.
We use colleague feedback, benchmarking
from industry experts and we work with
external partners across business, civil
society and academia. As a founding member
of the World Wellbeing Movement, we are
working with the associated Wellbeing
Research Centre at the University of Oxford
to shape our approach to well-being. In
Snapshot, a record 78% of our colleagues
said, ‘my organisation cares about my well-
being’, up nine percentage points from 2023.
We further detail our approach to supporting
our colleagues to grow on the following page.
We further detail our approach to skills and
career development on page 68.

HSBC Holdings plc Annual Report on Form 20-F	67
Being a great place to work continued

Supporting our colleagues in the Middle East

In the wake of regional conflicts we
made promotion and support of mental
health a priority. We held regular on-site
Critical Incident Support across our
MENAT region, covering Egypt, UAE,
Kuwait, Türkiye and Qatar.
Across the region, belief that HSBC
genuinely cares about its colleagues was
at 66%, up 12 percentage points from
2023. We also found that awareness of
mental health support at HSBC was at
74%, up six percentage points from
2023.
To support broader well-being across the
region we increased paid maternity leave
to a consistent 18 weeks. Family friendly
enhancements were also made to the
medical plan with the introduction of
fertility treatment coverage and new
coverage for Applied Behaviour Analysis
in Bahrain, Kuwait, Oman, Qatar and the
UAE.
We also held on-site breast screening
and flu immunisation appointments in
the UAE. Following increased demand
for these services, more appointments
and longer hours have been made
available.

Flexible working
Flexible working remains one of the top
reasons colleagues say they would
recommend HSBC to someone else, with
74% of colleagues saying flexible working is
the aspect of our well-being programme they
value the most. In 2024, 85% of our
colleagues practised some form of flexible
working arrangement, with 75% of
colleagues working in a hybrid way.
We acknowledged that not all our colleagues
had the right balance between working at
home or in the office. In 2024, we have found
that a better balance has been achieved, with
colleagues attending the office between 2-3
days per week on average. This was achieved
by our senior leadership reinforcing their
expectations on office attendance.
To further support flexibility and work-life
balance we have improved family leave
policies. We now offer 94% of employees at
least 18 weeks of parental leave on full pay
for primary caregivers, and 74% of
employees have at least two weeks of paid
leave for secondary caregivers. We also
provide five fully paid days of carers leave and
of compassionate leave, to 67% and 79% of
colleagues, respectively.
Mental well-being
In 2024 we continued to retain number one
status in the CCLA Corporate Mental Health
Benchmark for the third year running. While
we are pleased with the progress made in
2024, mental health did decline with 79% of
colleagues saying they have positive mental
health, compared with 83% in 2023. This
decline aligns with broader societal trends,
with younger generations in particular
experiencing lower levels of mental health.
We have continued to make the meditation
app Headspace available to our colleagues
globally, with over 35,000 enrolled, and we
have extended access to family and friends.
In 2024, we upgraded our Employee
Assistance Programme in over 30 countries
to support the mental health of colleagues
and their families. We have lowered the age
threshold on paediatric counselling support,
and in some countries this is now available
from age five years. More countries will aim
to enhance support for children in 2025.
We have sought third-party assurances and
benchmarking to ensure our approach
remains relevant and effective. In 2024, we
used the 2023 MindForward Alliance’s
Thriving at Work Benchmark, for which we
received a global score of 91 points, 14 points
ahead of the global average.
In 2024, mental health awareness training
was completed by more than 227,000
colleagues as part of Global Mandatory
Training. Our voluntary mental health
education modules have been completed
over 37,000 times, with 74% being
managers. We have also expanded the global
reach of mental health champions in our
Mindfulness Network by nearly 27%.
Physical well-being
The Snapshot survey also revealed that 72%
of colleagues rate their physical health as
positive, compared with 74% in 2023. In
2024, we continued to make the Virgin Pulse
app available to colleagues, supporting them
to increase their physical activity. Over
21,000 colleagues have now downloaded the
app, up 260% from 2023. More than 1,000
personal and team activity challenges were
run and nearly 5,000 health checks were
completed.
We have continued to provide access to
private medical insurance for 99% of
permanent employees and telemedicine
healthcare services in the majority of our
countries and territories. In certain countries
and territories, we also provide on-site
medical centres that the majority of
colleagues can access. We have also
increased the number of colleagues who
have access to company paid health
assessments. In 2024, eligibility for a
personalised health assessment was
extended to all UK employees. Health
assessments are provided in 43 countries and
we are working to extend availability in 2025.
Financial well-being
Financial challenges remain a concern for
many colleagues, caused by increases in the
cost of living globally. In 2024, 62% of
colleagues said they felt positive about their
financial health and 57% of colleagues said
they have at least three months of essential
outgoings saved, both up one percentage
point from 2023.
We launched a five-part financial well-being
series covering key career milestones. The
series had over 4,000 attendees during the
live events, with 93% of participants saying
the events were useful or very useful.
Recordings of the events have since been
watched more than 15,000 times across 37
countries. Since the launch of the series,
65% of colleagues said they know where to
find financial well-being support at HSBC, up
five percentage points from 2023.
In our Pay and Benefits survey one in three
colleagues said that they want more support
with financial well-being. In 2025 we aim to
trial a new financial well-being platform with
5,000 colleagues in the UK and Asia to help
our colleagues improve their financial literacy,
money skills and planning.
For further details of our Snapshot well-being
data see the ESG Data Pack at www.hsbc.com/
esg.
Awards

CCLA Global 100 Mental Health Benchmark –Ranked number 1 global employer for the third consecutive year

68	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Social

Developing skills, careers and opportunities
Learning and skills development
Employee development energises our
colleagues for growth and helps equip them
with the skills they need today while also
preparing them to meet future challenges.
Enabling future skills
We have adapted our skills development
platforms and learning resources, to help
prepare our workforce for future challenges
and enable skills building at scale. In 2024,
we:
–increased the number of active users and
participation in learning programmes via our
learning experience Degreed. This aims to
address skills gaps through internal and
external learning content and courses,
enabling colleagues to share, collaborate
and learn individually or in groups through
structured learning pathways;
–unlocked over 250,000 hours of skills
development through our Talent
Marketplace. To date more than 46,000
colleagues have created a profile helping
them match their interest in developing
specific skills or career goals with on-the-
job projects and networking;
–accelerated the use of digital badging to
acknowledge skill-building achievements.
We have launched over 150 badges and
issued over 12,000 badging credentials
associated with priority skills such as
sustainability, AI and data analytics; and
–enabled our colleagues to learn via a range
of channels, reflected in an increase of total
training hours by our colleagues to 6.2
million hours.
Maintaining our risk management culture
Our Risk Academy delivers and deploys
comprehensive learning opportunities for all
employees, including foundational training in
traditional areas of risk management, such as
financial crime risk, and specialised
development for senior leaders and those in
high-risk roles. The Academy also addresses
issues like ESG risk, AI and cybersecurity.
For senior leaders, we have introduced new
programmes centred on Enterprise
Leadership through a risk lens. These
programmes are designed to support HSBC’s
strategic priority of sustainable growth by
equipping leaders with the skills needed to
navigate an evolving risk environment. We
launched and concluded a new Financial
Crime masterclass series for our senior
leader population, focusing on the importance
of risk management and protecting the bank
from financial crime.
Building responsible AI expertise
As we continue to enhance our AI capabilities
across the organisation, our new AI Academy
helps to support advanced skills development
aligned with HSBC’s AI strategy. This was
launched in response to the growing global
interest in AI and focuses on fostering AI
literacy and promoting responsible AI use
throughout the bank.
Our Global Mandatory Training covers key
principles and foundational concepts of AI
usage and we have developed foundational
and intermediate pathways to raise
awareness of AI principles, ethics, risks and
governance. We have also developed specific
courses tailored for our senior leadership
population that focus on understanding AI
and exploring its use cases for business and
decision making.
Skilling the transition to net zero
Our Sustainability Academy continues to
support our net zero ambitions and strategy.
As the Academy has evolved, we have
increased our focus on building capabilities
beyond foundational skills, specifically
targeting priority groups that support both our
customers and our operations in the
transition to net zero. In 2024, our key focus
has been on:
–providing on-demand learning tailored to
the specific roles, regions, and client bases
of colleagues involved in supporting
customers through the transition;
–facilitating external certifications and
qualifications, as needed, to deepen
colleagues’ expertise in areas such as
Sustainability Climate Risk through
providers like GARP and Fitch;
–delivering a three-month Sustainability
Leadership Programme in collaboration
with Imperial College London and our own
Sustainability Centre of Excellence experts
for over 200 colleagues; and
–offering net zero learning opportunities to
the Board and 100 of our most senior
leaders.
We have leveraged our internal experts from
the Sustainability Centre of Excellence to
provide advanced skills training in key
transition areas, such as power systems and
storage, carbon removal, transition in Asia-
Pacific, steel and cement industries, road
transport systems, hydrogen and agriculture.
Training at HSBC
6.2 million
Training hours by our colleagues in 2024.
(2023: 5.3 million)
29.6 hours
Training hours per FTE in 2024.
(2023: 23.9 hours)

Energising our colleagues for growth

We aim to provide our colleagues with
the opportunity to develop critical skills
while creating a pipeline of talent to
support our strategic ambitions. It is
essential that we promote effective
leadership and foster an environment
that inspires our colleagues to grow. In
2024, our focus has been on:
–Our Digital Acceleration Programme,
which aims to create dynamic working
methods and simplify our technology
landscape. This will enable us to work
faster and smarter, enhancing our
ability to develop better products and
services for our customers while
embracing innovative technologies;
–Our ‘CARE’ programme, which
embodies the principles of being
connected, accountable, responsive
and empathic. It outlines the
behaviours that reflect these values,
guiding our colleagues in delivering
exceptional service to our customers.
The programme has also been
integrated into our customer
experience objectives, with progress
tracked through our Customer
Centricity Index, which is included in
our 2024 Snapshot survey.
–The Managing Director Leadership
Programme, which was expanded in
2024. It combines immersive in-
person sessions on leadership with
virtual deep dives on key issues and
all-hands strategy sessions, alongside
an enterprise risk leaders programme
and a series focused on doing
business in key locations. To support
our leadership pipeline we have
refreshed our development offering
for the next layer of leaders to be
delivered in 2025; and
–Our Emerging Talent proposition,
supporting HSBC in a future-focused
way, supplying the organisation with
diverse and capable talent pools to
anticipate and address existing future
skill shortages.

HSBC Holdings plc Annual Report on Form 20-F	69
Building customer inclusion and resilience
Our approach to customer inclusion and resilience
We believe that financial services, when
accessible and fair, can reduce inequality and
help more people access opportunities. We
play an active role in opening up a world of
opportunity for customers and communities,
by supporting their financial well-being, and
removing barriers to accessing financial
services.
Access to products and services
We provide innovative solutions to help
improve customer access to products and
services. For those in need of additional
support due to social or financial
vulnerabilities or for those customers who do
not qualify for a standard account, the UK and
Hong Kong offer a No-cost Account with no
minimum balance and no account opening
fees, to help with basic banking needs.
In the UK, we continue to offer our
groundbreaking ‘No Fixed Address’ service,
working in partnership with housing and
homelessness charity Shelter UK, providing
access to financial services to help rebuild lives
and increase financial resilience. Since its launch
in November 2019, this service has supported
over 7,000 individuals, with over 1,400 of these
in 2024 alone.

The reduction in no-cost accounts between 2023 and 2024 is due to bulk closure of inactive accounts in the UK.
Making banking accessible
Number of no-cost accounts held for
customers, in the UK and Hong Kong, who do
not qualify for a standard account or who
might need additional support due to social or
financial vulnerability.

2024
2023
2022
Supporting financial knowledge and
education
We continue to invest in financial education
content and tools across different channels to
help customers, colleagues and communities
be confident users of financial services, for
example by offering programmes focused on
improving resilience and basic money
management skills.
Customers
Since 2020, we received over 8.8 million
unique visitors to our global digital financial
education content, which helps customers
expand their financial capabilities through our
personal financial management tools.
HSBC UK further enhanced capabilities that
help customers to establish healthy savings
habits through the launch of ‘Savings Goals’.
Customers have used this mobile banking
feature, since launch in April 2024, to set up
over 125,000 goals, with ‘Rainy Day’ as one of
the most popular categories. We have also
seen that over 10% of goals have already been
achieved showing how this capability is helping
support customers to build financial resilience.
Well+, our flagship health and wellness-based
reward programme on our HSBC HK mobile
banking app had another successful year with
over 267,000 new customers in this year alone.
More than 400,000 customers are now
engaged, earning points by taking part in
activities aimed at improving their holistic
health covering physical, mental and financial
well-being.
Communities
In the UK we continued to support the
development of children and young people's
financial capability, including those with special
education needs, through our Money Heroes
Programme – winner of the 2024 Third Sector
Business Charity Partnership Award (supported
by Young Enterprise). In addition, we launched
a new partnership with Girlguiding UK in
November 2024, introducing the Money Skills
– ‘I’m Money Confident’ badge.
For schools, colleges and youth groups we
offer the ‘Smart Money’ programme, where
training is delivered by HSBC colleagues to
help improve financial capability and
employability. In 2024, we trained over 1,000
colleagues, and working with our dedicated
Financial Education Team, over 280,000
children and young people were engaged in
the programme across the UK.
In Hong Kong we launched a face-to-face
training programme for teenagers with special
education needs on how to make healthy
financial choices and build essential financial
skills for day-to-day living.
Creating an inclusive banking experience
We endeavour to ensure that our banking
products and services are designed to be
accessible for customers experiencing either
temporary or permanent challenges, such as
disability, impairment or a major life event. In
Hong Kong we introduced a simplified mobile
banking app designed to improve digital
inclusion for seniors, offering a more
accessible and intuitive user experience. The
app features an enhanced interface with easy-
to-understand buttons, increased use of
visuals, and streamlined access to essential
banking services. As the first initiative of its
kind among Hong Kong banks, the app has
been successful in engaging over 663,000
unique users since its launch in October 2022.
We are committed to improving accessibility
across our digital channels and continuously
review our browser-based websites and
mobile banking services against the Web
Content Accessibility Guidelines 2.1 AA
standards. We promote digital accessibility by
offering educational resource. In 2024 we
launched the Accessibility Hub, a multi-award
winning accessibility awareness e-learning
content, promoting digital accessibility to the
general public, attracting circa 150,000 views
as of September 2024. Also since launch,
more than 1,000 individuals across 140
companies globally have participated in our
specialised digital accessibility Training 1000
Programme.
Supporting customers extends beyond our
digital channels and we recognise that not all
disabilities are visible. We rolled out our
Hidden Disabilities Sunflower Lanyard Scheme
to two additional markets this year – Singapore
and the UAE – expanding it beyond the UK,
Hong Kong, the Channel Islands and Australia.
The lanyard indicates that an individual may
need a little more help, support or time.
In 2024 two UK branches, Loughborough and
Sheffield, received awards for their accessible
and inclusive branch design. We are proud to
be recognised by the Financial Times Diversity
in Finance Awards, the Construction Industry
Council and the Business Disability Forum for
our work to improve accessibility, equity and
inclusion in UK financial services.
We continue to introduce accessibility features
and designs (e.g. a curved notch and braille
dots) to our card products across the globe to
support people with visual impairments,
learning difficulties, and colour blindness. In
2024, we introduced accessibility features in
India, Philippines and Indonesia resulting in a
total of 20 markets where those features are
now available.
For the second year HSBC sponsored and
hosted the annual AbilityNet’s Techshare Pro
Conference, Europe's largest event for the
accessibility and disability inclusion
community, at our Group Head Office in
London. Over 1,600 individuals attended the
event (in person or online) globally.
Supporting women
UK CMB launched a Women’s Business
Growth Initiative Programme to support
women in scaling their businesses and
provide access to funding, making £250m
available for lending, education and
networking opportunities. The aim of the
support is to help narrow the credit gap for
women-led businesses, which is estimated to
be valued at $1.7tn globally.
In Mexico and Uruguay, our Mujeres Al
Mundo programme helps to address gender
gaps by providing businesswomen access to
funding, education and networking. In 2024
we provided over $190m in sustainable
financing to support women-owned
enterprises in both countries. We also won
the 2024 Financial Alliance for Women’s
‘Outstanding Contributor’ award for enabling
full financial access for women and unlocking
huge value in the Female Economy.

70	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Social

Engaging with our communities
Helping to build a more inclusive and resilient society
We have a long-standing commitment to
support the communities in which we
operate. We aim to empower people and
communities to develop the skills and
knowledge needed to thrive in the future.
Through the global reach of our charitable
partnerships we bring together diverse
people, ideas and perspectives that help us
open up opportunities and build a more
inclusive world.
Building community and future skills
We work with charity partners to initiate
programmes that help people and
communities respond to opportunities and
challenges as global economies transition
towards a low-carbon future. In 2024, these
included:
–Continuing a partnership with the British
Council in Brazil, Mexico, India, Indonesia
and Vietnam, and in Australia, India and
Malaysia with The King’s Trust Group, to
empower young, marginalised people with
the skills needed to excel in the green
economy.
–In India, HSBC collaborated with two
charities to help enhance sustainability in
the handloom and apparel sectors,
benefiting 10,000 weavers. Our initiatives
focused on adopting energy-efficient
practices, reducing water pollution,
promoting natural fibre products, and
increasing the use of natural dyes.
–HSBC Continental Europe collaborated with
Junior Achievement Europe to launch the
Climate Resilience Programme, which aims
to provide educational opportunities related
to innovations in climate resilience for
young people in France, Italy and Malta.
We also work with our charity partners to
help strengthen the resilience of
communities where we operate. Initiatives
launched in 2024 included:
–‘Saving for Good’, in partnership with INJAZ
Al Arab, which teaches financial literacy
fundamentals to 2,386 low-income workers
and the large migrant worker population in
the MENA region.
–A new financial literacy curriculum in Hong
Kong that aims to strengthen the financial
management knowledge of elderly learners
and provide a better understanding of
fintech applications and awareness of
online fraud.
–We responded to disaster relief appeals to
support efforts in Bangladesh, Central
Europe, Mexico, the Middle East, Spain,
Taiwan, Thailand, the USA and Vietnam.
Community engagement and
volunteering
We offer paid volunteering days, and
encourage our people to offer their time,
skills and knowledge to causes within their
communities. In 2024, our colleagues gave
over 254,000 hours to community activities
during work hours. Examples of volunteering
efforts in 2024 included:
–around 260 employees supported
Waterkeeper, a US-based environmental
non-profit, with 700 hours volunteered
across 16 events in the country; and
–more than 200 employees acted as
mentors for marginalised youth in support
of the Strive and Rise Programme in Hong
Kong.
Charitable giving in 2024 (%)
Social, including Future Skills: 29%
Environment, including the Climate
Solutions Partnership: 40%
Local Priorities: 21%
Disaster relief and other giving: 10%
Total cash giving towards charitable
programmes
$94.7m
Hours volunteered during work time
>254,000
People projected to be reached through
our social and future skills programme
>928,000

HSBC Holdings plc Annual Report on Form 20-F	71
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
We strive to meet our responsibilities to
society, including through being transparent
in our approach to paying taxes. We also seek
to ensure we respect human rights in our
workplace and our supply chains, and
continually work to improve our compliance
management capabilities.
For further details of our corporate governance,
see our corporate governance report on page
266.

In this section
Setting high standards of governance	How ESG is governed	We expect that our approach to ESG governance is likely to continue to develop, in line with our evolving approach to ESG matters and stakeholder expectations.	Page 72
Human rights	Our respect for human rights	We have continued to develop our understanding of our salient human rights issues and associated risk management.	Page 73
Customer experience	Customer satisfaction	While we are positioned among the top three banks in 58% of our key markets within WPB and CMB, we recognise the need to improve our customer experience further to enhance our competitive ranking.	Page 75
	How we listen	We aim to be open and transparent in how we track, record and manage complaints.	Page 76
Integrity, conduct and fairness	Safeguarding the financial system	We have continued our efforts to combat financial crime and reduce its impact on our organisation, customers and the communities that we serve.	Page 78
	Whistleblowing	Our global whistleblowing channel, HSBC Confidential, allows our colleagues and other stakeholders to raise concerns confidentially.	Page 78
	A responsible approach to tax	We seek to pay our fair share of tax in all jurisdictions in which we operate.	Page 79
	Conduct: Our product responsibilities	Our conduct approach guides us to do the right thing and to focus on the impact we have on our customers and the financial markets in which we operate.	Page 80
	Our approach with our suppliers	We require suppliers to meet our third-party risk compliance standards and assess them to identify any financial stability concerns.	Page 80
Safeguarding data	Data privacy	We are committed to protecting the data we process, in accordance with the laws and regulations of the markets in which we operate.	Page 81
	Cybersecurity	We invest in our business and technical controls to help prevent, detect and mitigate cyber-threats.	Page 82

72	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Governance

Setting high standards of governance

TCFD
How ESG is governed
The Board takes overall responsibility for ESG
strategy, overseeing executive management
in developing the approach, execution and
associated reporting. Progress against our
ESG ambitions is reviewed through Board
discussion and review of key topics, such as
updates on sustainability infrastructure
finance and employee sentiment. The Board
is regularly provided with specific updates on
ESG matters, including the sustainability
execution programme, human rights and
workforce engagement. Board members
receive ESG-related training as part of their
induction and ongoing development, and
seek out further opportunities to build their
skills and experience in this area. For further
details of Board members’ ESG skills and
experience, see page 267. For further details
of their induction and training in 2024, see
page 280.
In October 2024, we enhanced our ESG
governance with the establishment of a new
Sustainability Working Group (‘SWG’) of the
HSBC Holdings Board, with an initial duration
of 12 months. The SWG is comprised of five
non-executive Directors, along with
attendance by other executives. At the
executive level, the governance activity was
streamlined with the removal of the
Sustainability Execution Committee, with its
activity managed within the project team. We
expect that our approach to ESG governance
is likely to continue to develop, in line with
our evolving approach to ESG matters and
stakeholder expectations.
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
management.
For some areas, such as climate where our
approach is more advanced, dedicated
governance activities exist to support the
wide range of activities.
The Group Chief Risk and Compliance Officer

How HSBC’s climate strategy is cascaded
Opportunities		Risks

Board level governance

Group Board	Group Audit Committee	Group Risk Committee

Specialist Board governance

Sustainability Working Group
Provides guidance on the Group-wide medium- and longer-term sustainability strategy, including our progress towards our net zero ambitions, taking into account key factors such as risk appetite, commerciality, capability and data. The group will also oversee progress against the strategy, including financing and supporting clients’ transitions. The group will provide guidance on target setting, policy review, financing and investing.
Chair: Independent non-executive Director - Geraldine Buckingham

Management level governance

ESG Committee
Has oversight of ESG strategy, policy,
material commitments and external
disclosure. Oversees and monitors
progress against ESG strategy,
policies, plans, targets, commitments
and execution processes. Reports to
the SWG and Board on progress on
the commitments, deliverables and
targets under the sustainability
execution programme.
Co-Chairs: Group CEO and Group
Chief Sustainability Officer

Group Risk Management Meeting
Oversees the enterprise-wide
management of all risks, including
updates relating to the Group’s
climate risk profile and risk appetite,
top and emerging climate risks, and
key climate initiatives.
Chair: Group Chief Risk and
Compliance Officer

Regional, global business and group infrastructure
Examples of ESG-related management governance The following governance bodies support management in its delivery of ESG activities.
Sustainable Execution Programme Oversees the global delivery of climate strategy through 10 modules. Chair: Global Head of Sustainability Transformation	Group Reputational Risk Committee Provides recommendations and advice on significant reputational risk matters with impact across the Group. Chair: Group Chief Risk and Compliance Officer	Human Rights Steering Committee Oversees the Group’s evolving approach to human rights and provides enhanced governance. Chair: Group Chief Risk and Compliance Officer and the chief risk officers of our PRA-
regulated businesses are the senior
managers responsible for climate financial
risks under the UK Senior Managers Regime.
Climate risks are considered in the Group
Risk Management Meeting and the Group
Risk Committee, with scheduled updates
provided, as well as detailed reviews of
material matters, such as climate-related
stress-testing exercises.

HSBC Holdings plc Annual Report on Form 20-F	73
Human rights
Our respect for human rights

Our salient human rights issues
Illustration of HSBC Group’s inherent human rights risks mapped to business activities.
Inherent human rights risks		HSBC activities
		Employer	Buyer	Provider of products and services		Investor
				Personal customers	Business customers
Right to decent work	Freedom from forced labour		◆		◆	◆
	Just and favourable conditions of work	◆	◆		◆	◆
	Right to health and safety at work	◆	◆		◆	◆
Right to equality and freedom from discrimination		◆	◆	◆	◆	◆
Right to privacy		◆		◆		◆
Cultural and land rights			◆		◆	◆
Right to dignity and justice		◆	◆	◆	◆	◆
As set out in our Human Rights Statement,
we recognise the role of business in
respecting human rights. Our approach is
guided by the UN Guiding Principles on
Business and Human Rights (‘UNGPs’) and
the OECD Guidelines for Multinational
Enterprises on Responsible Business
Conduct.
Our salient human rights issues
We continue to develop our understanding of
our salient human rights issues. These are
the human rights at risk of the most severe
negative impact through our business
activities and relationships.
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
In 2024, we focused on our approach to
human rights risk management relating to the
goods and services we buy from third parties
and in respect of our business customers.
We issued human rights due diligence good
practice guidance tailored to procurement and
corresponding high-level guidance for staff
who manage our relationships with our
business customers.
Managing risks to human rights
In 2024, we continued the process of
adapting our risk management procedures to
reflect what we learned from the work on
salient human rights issues and began
embedding the related guidance documents
described above.
We developed a human rights due diligence
operating procedure for procurement globally.
The procedure describes the due diligence
process undertaken to identify suppliers
where the risk of adverse human rights
impact is considered higher and the process
to be followed to review and mitigate the
risk. We built on the human rights supplier
audit pilots undertaken in 2023 in our Asia-
Pacific and Latin America regions with an
expanded programme of human rights audits
in 11 countries across Asia-Pacific, Latin
America, the Middle East and North Africa.
We continued to develop our in-house
capability on human rights with the launch of
further online resources for all staff and
bespoke human rights training for key
colleagues, including those managing
relationships with suppliers and business
customers, and those with responsibility for
overseeing risk management processes.
For further details of the actions taken to respect
the right to decent work, see our 2024 Annual
Statement under the UK Modern Slavery Act at
www.hsbc.com/who-we-are/esg-and-
responsible-business/modern-slavery-act.
For further details of the actions taken to respect
the right to equality and freedom from
discrimination, see ’Our approach to inclusion’
on page 62.
Sustainability risk policies
Some of our business customers operate in
sectors in which the risk of adverse human
rights impact is considered greater. Our
sustainability risk policies consider human
rights issues such as forced labour, harmful
or exploitative child labour, workers’ rights
and land rights.
Through our membership of international
certification schemes, such as the Forestry
Stewardship Council, the Roundtable on
Sustainable Palm Oil and the Equator
Principles, we recognise standards aimed at
respecting human rights.
We regularly review our sustainability risk
policies and policy implementation as we
apply our policies in practice.
For further details, see our sustainability risk
policies at www.hsbc.com/who-we-are/esg-and-
responsible-business/managing-risk/
sustainability-risk.
Financial crime controls
Our financial crime risk framework also helps
to mitigate the risk of being associated with
adverse human rights impacts, by helping to
identify and assess the financial crime risk
associated with our customers, employees
and third parties.
For further details of how we fight financial
crime, see www.hsbc.com/who-we-are/esg-and-
responsible-business/fighting-financial-crime.
Other principles
HSBC’s Principles for the Ethical Use of Data
and Artificial Intelligence include how we
seek to respect the right to privacy while
making use of these technologies.
For further details see www.hsbc.com/-/files/
hsbc/our-approach/risk-and-responsibility/
pdfs/240715-hsbc-principles-for-the-ethical-use-
of-data-and-ai.pdf?download=1.

74	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Governance

Our respect for human rights continued
Supporting change
We continued to participate in industry
forums, including the Thun Group of Banks,
which is an informal group that seeks to
promote understanding of the UNGPs within
the sector, and the UN Global Compact
Human Rights Working Group.
HSBC has been a member of the Mekong
Club since 2016. We are a participant in their
financial services working group, and we use
their informative typological toolkits,
infographics, and other multimedia resources
covering current and emerging issues. Our
compliance teams regularly collaborate and
engage with the Mekong Club in designing
Group-wide knowledge sharing and training
sessions.
Investments
HSBC Asset Management acknowledges the
important role that business plays in
respecting human rights. If mismanaged or
left unaddressed, human rights violations
may materialise as business risks, negatively
impacting investee companies’ operations,
supply chain or brand. These may in turn
present risk both to client investments and
reputation.
HSBC Asset Management engages with
companies prioritised for purposeful
engagement under its Stewardship Plan on
core themes material to investee companies,
including human rights. Engagements may be
on a one-on-one basis, or collaboratively with
other investors. In 2024, it has developed
engagement guidelines, highlighting its
expectations of good practice for companies,
where human rights may be a material issue.
Further details can be found in its
Stewardship Plan. The Global Voting
Guidelines provide an overview of its
approach to exercising its shareholder rights
in respect of ESG issues, including human
rights.
In 2024, HSBC Asset Management joined the
Investor Initiative on Human Rights Data
(‘II-HRD’), a collaborative engagement
initiative that aims to improve the depth and
breadth of corporate human rights data
available to investors and the transparency of
human rights assessment criteria. This
initiative seeks to address the industry-wide
challenges commonly cited, including lack of
transparent ESG ratings methodologies by
commercial data providers and insufficient
inclusion of human rights data.
For HSBC Asset Management’s Stewardship
Plan, see: www.assetmanagement.hsbc.co.uk/
en/institutional-investor/about-us/responsible-
investing/-/media/files/attachments/uk/policies/
stewardship-plan-uk.pdf.

Measuring effectiveness
Metric	2024	2023
Contracted suppliers who either confirmed adherence to the code of conduct or provided their own alternative that was accepted by our Global Procurement function	96.7%	95%
Employees who have received training on one or more aspects of human rights	11,884	8,176
For further inclusion metrics, see page 62 in this ESG review.
Supporting those impacted and those
potentially at risk
We continued to expand our Survivor Bank
programme, which has now supported over
3,500 (a more than 15% increase since last
year) survivors of modern slavery and human
trafficking in the UK.
Our Wealth and Personal Banking team
continues to deliver training to raise
awareness of modern slavery, enabling
employees to spot signs of abuse and
escalate their concerns through established
channels. In addition, our customer-facing
employees globally are trained to identify and
support vulnerable customers as part of their
induction training.
For further details of our work to support
vulnerable communities, see page 69.
Effectiveness
The table below includes some indicative
metrics we use to measure year-on-year
improvement to our human rights processes.

HSBC Holdings plc Annual Report on Form 20-F	75
Customer experience
We remain committed to improving
customers’ experiences. In 2024, we
gathered feedback from over one million
customers across our three global businesses
to help us understand our strengths and the
areas we need to focus on. We were ranked
among the top three banks or improved our
ranking against our competitors in 58% of our
six key markets across WPB and CMB1 in line
with 2023.

Customer satisfaction
Listening to drive improvement
We have continued to embed our feedback
system so we can better listen, learn and act
on customer feedback. We use the net
promoter score (‘NPS’) and customer
satisfaction to provide a consistent measure
of our performance. NPS is measured by
subtracting the percentage of ‘detractors’
from the percentage of ‘promoters’.
‘Detractors’ are customers who provide a
score of 0 to 6, and ‘promoters’ are
customers who provide a score of 9 to 10 to
the question: ‘On a scale on 0 to 10, how
likely is it that you would recommend HSBC
to a friend or colleague’.
We run studies that allow us to benchmark
ourselves against other banks. We try to
make it as easy as possible for customers to
give us feedback, leveraging our use of digital
real-time surveys to capture insight. By
sharing this and other feedback with our
front-line teams, and allowing them to
respond directly to customers, we are
improving how we address issues and realise
opportunities.
We continue to run dedicated global forums
to provide oversight of our retail and business
customers’ experiences and promote
continuous improvement. This helps ensure
we use feedback in all aspects of how we run
our business, and prioritise initiatives that
matter most to our customers.
How we fared
In WPB, we were ranked among the top
three banks against our competitors in Hong
Kong and mainland China. In Hong Kong, we
remained first overall against our competitors,
and improved our NPS score. This was driven
by improved scores across all customer
segments.
Our NPS rank improved in the UK and
Singapore. This was largely driven by
improved scores among our affluent
customers. In Mexico our rank remained
stable, and in India our rank declined, largely
driven by our personal banking customers.
In our private bank, our global NPS increased
to 48 points, compared with 42 points in
2023. All the existing markets included in the
programme increased their scores from 2023
and we have included India and UAE for the
first time this year.
In CMB, we were ranked among the top
three banks against our competitors in three
of our six key markets. We ranked first in
Hong Kong and as a top three bank in
Singapore and India. In mainland China, we
ranked outside the top three but ranked first
among international banks. In Mexico, we
have dropped from 3rd to 4th position due to
improved competitor performance in
business banking.
After an improved rank position in 2023, our
overall performance in the UK has stabilised
in 2024. Even though we sit outside of the
top 3 in business banking, we are still ranked
in the top 3 among mid-market enterprise and
large corporates in the UK. We remain
committed to improving our NPS
performance across markets, with action
plans developed centrally and locally.
In GBM, we have one of the highest
satisfaction scores against our international
competitors. We were ranked in the top three
banks globally, with high satisfaction scores
based on our digital capabilities.

Number of markets in top three or improving rank[1,2]
2024
WPB	4 out of 6
CMB	3 out of 6

1The six markets comprise: the UK, Hong Kong,
Mexico, mainland China, India and Singapore.
Rank positions are provided using data gathered
through third-party research agencies.
2We benchmark our NPS against our key
competitors to create a rank position in each
market. This table is based on the number of
markets where we are in the top three or have an
improved rank from the previous year.

Acting on feedback
In 2024, we have continued to focus on
developing our products and services, and
enhancing our digital capabilities to improve
customer experience.
Wealth and Personal Banking
We continue to redesign our international
products and services to make it quicker and
easier to bank internationally. This year we
have improved the way our customers make
international payments. Customers can send
funds directly to mobile wallets from their
banking app, with customers now able to
send international payments with just the
recipients’ name alongside their phone
number or email address.
Commercial Banking
Global Payments Solutions (‘GPS’)
implemented a new globally aligned client
service model focused on delivering an
enhanced front-to-back client experience. We
leverage data to improve our engagements
with customers and are investing in
technology to drive process efficiencies,
reduce query volumes and drive automation.
Our new Trade Solutions platform (‘HTS’) lets
us quickly deploy new capabilities (like
TradePay) across multiple markets. It helps
provide a consistent user experience and
enables easy connectivity to other platform
ecosystems.
In sustainability we continue to build an end-
to-end customer journey through launching
new propositions that incentivise and reward
customers for improving their ESG
performance, such as the HSBC Buildings
Sustainability Assessment Tool in the UK and
Sustainability Improvement Loan. In our
Customer Channels division, we have
deployed AI and personalisation solutions to
improve proactive engagement and the
speed of query resolution. We have increased
adoption of customer digital capabilities to
improve fulfilment turnaround times. We
have also increased the resilience of our
digital channels and further reduced customer
fraud risk. These actions are helping to build
greater digital trust with our customers and
thereby improving customer experience.
Global Banking and Markets
We continued our efforts to support our
clients in their sustainability and transition
journey by maintaining our Top 5 book-runner
position globally in green, sustainable and
social bonds, and by extending the
sustainability-focused product and solutions
range beyond the labelled products suite. We
have refined our priority and core coverage
model, including piloting a range of priority
client squads to drive specific client goals.
We continue to invest in our coverage
enablement strategy, including thought
leadership and transaction banking solutions.

76	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Governance

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

Wealth and Personal Banking
In 2024, we received approximately 887,000
complaints from customers in eight priority
markets, and the ratio of complaints per 1,000
customers per month in these markets
decreased from 2.2 to 2.0. We had a reduction
in complaints in our top three markets (the UK,
Hong Kong and Mexico), which comprise 86%
of complaints globally.
In the UK, complaints fell 9%. During 2024,
our two key priorities continued to be
complaints prevention, and improving the
quality of resolution of the complaints we
received. We made good progress in both
areas, driven by targeted intervention in
priority areas and ongoing regular oversight.
This has included identifying prominent
complaint themes – such as telephony
customer experience, transaction disputes and
international payment processing – and
allocating them to individual executives as
accountable ‘owners’ to remedy the root
cause.
The decrease in complaints in Hong Kong was
primarily driven by improvements in
capabilities that make banking with HSBC
easier for customers. A deeper customer-
centric culture, regular reviews, root cause
analysis of customer feedback and greater
collaboration across business lines to address
emerging customer pain points, also
contributed to the fall in complaints.
In Mexico, there was a 5.3% fall in the
volume of total complaints in 2024 compared
with 2023, with unrecognised debit card
charges down by 9% despite an increase in
transaction volumes. This was achieved
through targeted actions, including improving
fraud processes and the introduction of
enhancements to the way customers receive
purchase authorisations.
In our private bank, we received 647
complaints, an increase of 140 compared
with 2023. This was largely due to the
inclusion of complaint data for the private
banking operation in India, which received
128 complaints in 2024. Complaint data for
this business was reported in WPB figures in
2023. Banking products and service issues
represented the largest volume of complaints
overall, a high proportion of which were
attributable to issues with payment
processing and credit cards. Overall, the
private bank resolved 646 complaints.

WPB complaint volumes[1] (per 1,000 customers per month)
		2024	2023
Total[2]		2.0	2.2
UK3	▼	1.0	1.1
Hong Kong[3]	▼	0.7	0.9
Mexico[3]	▼	5.0	5.2

1A complaint is any expression of dissatisfaction
about WPB’s activities, products or services
where a response or resolution is explicitly, or
implicitly, expected.
2Priority markets in 2024 included: the UK, Hong
Kong (excluding Hang Seng), Mexico, mainland
China, India, UAE, Singapore and Australia,
selected based on complaints volume, customer
base and strategic importance among other
factors. The 2023 total has been revised from 2.3
to 2.2 due to a change in the composition of these
eight priority markets.
3The UK, Hong Kong and Mexico make up 86%
of total complaints.

Acting on feedback
In 2024, we continued to improve our capabilities and tools across the business to enhance the customer experience globally. By consistently measuring customer experience, we actively listen, learn and take action based on what our customers share with us. Additionally, we introduced a customer experience behavioural framework across the bank, aligned with HSBC’s core values. This framework supports our colleagues in meeting minimum service standards and prioritising customer experience in their daily routines. These efforts enable us to identify opportunities to continue to improve our customer experience and systematically track and measure our progress.

HSBC Holdings plc Annual Report on Form 20-F	77
How we listen continued
Commercial Banking
In 2024 we received 46,276 customer and
client complaints, an increase of 0.8% from
2023. Of the overall volume, 32,748 came
from HSBC UK, 8,779 from Asia-Pacific and
the remainder from the rest of our global
markets.
The most common complaint related to
servicing and transactions, with the largest
volume of complaints globally coming from
business banking customers, representing
68.2% of our total complaints.
Although we have seen a minor increase in
complaint volumes, this reflects
improvements in the quality of our logging
process and we have increased our
understanding of the root cause of many
complaints. In 2024, we enhanced training for
our front-line colleagues to ensure they can
accurately identify the differences between a
complaint, query and feedback and upgraded
our complaint reporting tools. For 2025, our
focus will be on addressing the root cause of
complaint trends, as well as improvements to
our systems, processes and customer advice.

CMB complaint volumes (000s)
		2024	2023
Total		46.2	45.9
UK1	▼	32.7	33.8
Hong Kong[1]	▲	7.7	6.5

1The UK and Hong Kong (excluding Hang Seng)
account for 87% of total complaints.

Acting on feedback
In 2024, we have further invested in comprehensive training programmes for our staff to ensure they are equipped with the skills and knowledge needed to manage complaints effectively. This includes training on active listening, empathy, identification and treatment of customers in financial difficulty and conflict resolution. All of our front-line teams globally went through this training to ensure that conduct and the customer are at the heart of our management of client feedback. We have implemented advanced complaint reporting tools that enable us to capture customer feedback more accurately and efficiently. These tools allow us to identify and address issues promptly. Within our Business
Banking segment, we continue to work with front-line teams to identify and manage complaints better.

Global Banking and Markets
In 2024, we received 1,838 customer
complaints in Global Banking, an increase of
18.4% from 2023. Of the overall complaint
volumes, 37.6% came from Europe and
28.9% came from Asia-Pacific. The most
common complaint, at 34.2% of total
complaints, related to transactions.
In Markets and Securities Services (‘MSS’)
complaints decreased by 13.6% to 306. The
majority of complaints were operational in
nature and resolved in a timely manner. Of
the overall MSS complaints, 49% came from
Europe and 33.9% from Asia-Pacific, our two
largest markets.

GBM complaint volumes[1]
		2024	2023
Total		2,144	1,906
Global Banking[2]	▲	1,838	1,552
Global Markets and Securities Services[3]	▼	306	354

1    Globally, a complaint is any expression of
dissatisfaction, whether justified or not, relating to
the provision of, or failure to provide, a specific
product or service or service activity. Within the
UK, a complaint is any expression of
dissatisfaction – whether justified or not – about
our products, services or activities, which suggests
we have caused (or might cause) financial loss,
material distress or a material inconvenience.
2Global Banking also includes Global Payments
Solutions (previously known as Global Liquidity
and Cash Management) and complaints relating
to payment operations.
3Contains Global Research complaint volumes.

Acting on feedback
In 2024, our focus has been to increase the capture and quality of complaints received within GBM. Our focus has been on doing deep dives into the quality of complaints received and delivering bespoke training on the complaint themes that we see. We have defined robust feedback loops allowing us to learn continuously from customer experiences and embed these into our processes. We regularly review and analyse complaint data to identify trends and implement improvements in our services. Although we have seen growth in complaint volumes, we are seeing higher levels of compliant quality and better decisions to address them in the first instance.

78	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Governance

Integrity, conduct and fairness
Safeguarding the financial system

The scale of our work

Each month in 2024 we monitored
approximately 900 million transactions
for signs of financial crime. We
performed daily screening of
approximately 121 million customer
records for sanctions exposure. In 2024,
we filed over 113,000 suspicious activity
reports to law enforcement and
regulatory authorities where we
identified potential financial crime.

We have continued our efforts to combat
financial crime and reduce its impact on our
organisation, customers and the communities
that we serve. Financial crime includes fraud,
bribery and corruption, tax evasion, sanctions
and export control violations and evasion,
money laundering, terrorist financing and
proliferation financing.
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
We continue to invest in new technology; we
are enhancing our fraud monitoring capability
and our trade screening controls, and
investing in the application of machine
learning to improve the accuracy and
timeliness of our detection capabilities.
These new technologies should enhance our
ability to respond effectively to unusual
activity and be more granular in our risk
assessments.
Our anti-bribery and corruption policy
Our global financial crime policy requires that
all activity must be: conducted without intent
to bribe or corrupt; reasonable and
transparent; considered to be neither lavish
nor disproportionate to the professional
relationship; appropriately documented with
business rationale; and authorised at an
appropriate level of seniority. Our global
financial crime policy requires that we identify
and mitigate the risk of our employees,
customers and third parties committing
bribery or corruption. Among other controls,
we use risk assessments, due diligence and
ongoing monitoring following a risk-based
approach, to identify and help mitigate the
risk that our customers are involved in, or use
HSBC’s products or services, to commit
bribery or corruption. In 2024, two former
employees of an HSBC subsidiary in China
were convicted of bribery-related offences
and each received a fine and suspended
sentence. The HSBC subsidiary in China self-
reported this matter to the police and was not
a subject of the police investigation or
charges.
99%
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
We continue to actively promote our full
range of speak-up channels to colleagues to
help ensure their concerns are handled
through the most effective route. In 2024,
13% fewer concerns were raised through
HSBC Confidential compared with 2023. Of
the concerns investigated through the HSBC
Confidential channel in 2024, 66% related to
individual behaviour and personal conduct,
21% to security and fraud risks, 12% to
compliance risks and less than 1% to other
categories.
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
For further details of the role of the Group Audit
Committee in relation to whistleblowing,
including updates received in 2024 on
operational effectiveness, see page 297.
HSBC Confidential concerns raised in
2024:
1,527
(2023: 1,746)
Substantiation rate of concerns
investigated through HSBC Confidential
in 2024:
35%
(2023: 41%)

HSBC Holdings plc Annual Report on Form 20-F	79
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
–We are committed to applying both the
letter and spirit of the law. This includes
adherence to a variety of measures arising
from the OECD Base Erosion and Profit
Shifting initiative including the ‘Pillar Two’
global minimum tax rules that apply to the
Group from 2024. These rules seek to
ensure that the Group pays tax at a
minimum rate of 15% in each jurisdiction in
which it operates. We have identified 14
jurisdictions that may have an effective tax
rate below 15% in 2024. We continually
monitor the number of active subsidiaries
within each jurisdiction as part of our
ongoing entity rationalisation programme.
–We seek to ensure that our entities active
in nil or low tax jurisdictions have clear
business rationale for why they are based
in these locations and appropriate
transparency over their activities.
–We seek to have open and transparent
relationships with all tax authorities. Given
the size and complexity of our organisation,
which operates across 58 jurisdictions, a
number of areas of differing interpretation
or disputes with tax authorities exist at any
point in time. We cooperate with the
relevant local tax authorities to mutually
agree and resolve these in a timely manner.
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
our customers.
Our tax contributions
The Group effective tax rate for the year of
22.6% was higher than in the previous year
(2023: 19.1%). The effective tax rate for the
year increased by 4.8% due to the non-
deductible loss in respect of the sale of our
business in Argentina, and decreased by
3.6% due to the non-taxable gain on the
disposal of HSBC Canada. Further details are
provided on page 402.
Tax paid in 2024 is higher than in 2023 mainly
because the Hong Kong Inland Revenue
Department did not issue HSBC’s corporation
tax assessments for 2023 until January 2024,
at which time they were paid. The equivalent
assessments for 2024 were received and
paid in December 2024.
The UK bank levy charge for 2024 of $249m
was lower than the charge of $339m in 2023,
as the charge for 2023 was increased by
adjustments arising upon filing prior year
returns.
As highlighted below, in addition to paying
$9.2bn (2023: $6.8bn) of our own tax
liabilities during 2024, we collected taxes of
$10.1bn (2023: $10.8bn) on behalf of
governments around the world. A more
detailed geographical breakdown of the taxes
paid in 2024 is provided in the ESG Data
Pack.
Taxes paid – by type of tax
Tax on profits $6,080m (2023: $3,685m)
Withholding taxes $667m (2023: $432m)
Employer taxes $1,003m (2023: $1,052m)
Bank levy $135m (2023: $57m)
Irrecoverable VAT $1,098m (2023: $1,298m)
Other duties and levies $229m1 (2023: $249m)
Taxes paid – by region
Europe $2,780m (2023: $2,945m)
Asia-Pacific $5,020m (2023: $2,488m)
Middle East, North Africa
and Türkiye $421m (2023: $296m)
North America $291m (2023: $389m)
Latin America $700m (2023: $655m)
Taxes collected – by region
Europe $4,214m (2023: $4,714m)
Asia-Pacific $3,223m (2023: $3,226m)
Middle East, North Africa
and Türkiye $118m (2023: $77m)
North America $1,025m (2023: $1,119m)
Latin America $1,483m (2023: $1,680m)
1Other duties and levies includes property taxes of $76m (2023: $91m).

80	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Governance

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
Our policies require that products must be fit-
for-purpose throughout their existence,
meeting regulatory requirements and
associated conduct outcomes.
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
Meeting our customers’ needs
Our policies and procedures set standards to
help ensure that we consider and meet
customer needs. These include:
–enabling customers to understand the key
features of products and services;
–enabling customers to make informed
decisions before purchasing a product or
service; and
–ensuring processes are in place for the
provision of advice to customers.
They help us provide the right outcomes for
customers, including those with enhanced
care needs. This enables us to support
customers who are more vulnerable to
external impacts.
Financial promotion
Our policies help to ensure that in the sale of
products and services, we use marketing and
product materials that support customer
understanding and fair customer outcomes.
This includes providing information on
products and services that is fair, clear and
not misleading. We also have controls in
place to help ensure our cross-border
marketing complies with relevant regulatory
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
Sustainable procurement
Supporting and engaging with our supply
chain is vital to the development of our
sustainable procurement processes. In 2024:
–We continued gathering carbon emission
data from our suppliers through CDP
(formerly the Carbon Disclosure Project) and
introduced a new data collection method to
simplify and improve our supplier outreach
for scope 3 data collection.
–We began implementing decarbonisation
plans for our three highest emitting
procurement categories: technology; real
estate; and professional services. We
engaged suppliers on their emissions
disclosure plans and carbon reduction
targets. We outlined what we expect of our
suppliers on these aspects and explored
joint opportunities.
–We hosted a Supply Chain Decarbonisation
Day with senior managers at HSBC and
suppliers to facilitate collaboration and
discuss innovative decarbonisation solutions
with some of our largest suppliers.
–We have started developing a biodiversity
strategy that aims to integrate biodiversity
considerations into our procurement
practices and define a clear set of
requirements for our suppliers.
–Since its launch in 2023, the Supplier
Diversity Portal is now live in a number of
jurisdictions. Further expansion is planned
for 2025 to reach a wider demographic of
diverse-owned suppliers (at least 51%
owned, managed or controlled by a
historically and locally under-represented
group). For further details, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/working-with-suppliers.
–To increase engagement with diverse-
owned suppliers, we introduced a
development programme. The programme
is designed to empower diverse-owned
suppliers to effectively engage with large
corporations, including HSBC, and supports
our ambition to further diversify our supply
chain, to represent the communities that we
operate in.
Supplier code of conduct
Our supplier code of conduct (‘the code’) was
refreshed in 2024, setting out our ambitions
and areas of focus on the environment,
diversity and human rights, and outlines the
minimum standards we expect of our
suppliers on these issues. We continue to
formalise adherence to the code with clauses
in our supplier contracts, which support the
right to audit and act if a breach is discovered.
At the end of 2024, 96.7% of approximately
10,200 contracted suppliers had either
confirmed adherence to the code or provided
their own alternative that was accepted by
our Global Procurement function.
For further details of the number of suppliers in
each geographical region, see the ESG Data
Pack at www.hsbc.com/esg.

HSBC Holdings plc Annual Report on Form 20-F	81
Safeguarding data
Data privacy

Data Privacy Day

In February 2024, we held a global online
event for our colleagues to mark
International Data Privacy Day. The event
was hosted by our Global Head of Data
Legal, in collaboration with the
International Association of Privacy
Professionals.
The discussion focused on key
developments in the data privacy
landscape for 2024 and beyond, including
the impact of digital entropy and rapidly
evolving AI-related advancements. This
was followed by a Q&A with the
audience to encourage further dialogue.

We are committed to protecting the data we
process, in accordance with the laws and
regulations of the markets in which we
operate.
Our approach rests on having the right talent,
technology, systems, controls, policies and
processes to ensure appropriate
management of privacy risk. Our Group-wide
data risk policy and principles provide a
consistent global approach to managing data
privacy risk, and must be applied by all our
global businesses and functions. Our privacy
principles are available at www.hsbc.com/
who-we-are/esg-and-responsible-business/
managing-risk/operational-risk.
We conduct regular employee training and
awareness sessions on data privacy and
security issues throughout the year. This
includes mandatory training that is updated
regularly for all our global colleagues, with
additional training sessions where needed to
keep up to speed with new developments.
Where relevant, we encourage our data
privacy employees to obtain external
accreditation.
We provide transparency to our customers
and stakeholders on how we collect, use and
manage their personal data, and their
associated rights. Where relevant, we work
with third parties to help ensure adequate
protections are provided, in line with our data
risk policy and as required under applicable
data privacy laws. We offer a broad range of
channels in the markets where we operate,
through which customers and stakeholders
can raise concerns about the privacy of their
data.
Our dedicated privacy teams report to senior
management on data privacy risks and
issues, and provide oversight for global data
privacy programmes. We review data privacy
regularly at multiple governance forums,
including at Board level, to help ensure there
is appropriate oversight by senior executives.
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
We continue to implement industry practices
for data privacy and security. Our privacy
teams work closely with our data protection
officers, industry bodies and research
institutions to drive the design,
implementation and monitoring of privacy
solutions. We conduct regular reviews and
privacy risk assessments and continue to
develop solutions to strengthen our data
privacy controls.
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

Responsible AI

Artificial intelligence (‘AI’) and other emerging technologies provide the opportunity to process and analyse data at a depth and breadth not previously possible. While these technologies offer significant potential benefits for our customers, they also pose potential ethical risks for the financial services industry and society as a whole. We have a set of principles to help ensure we consider and address the ethical issues that could arise. HSBC’s Principles for the
Ethical Use of Data and Artificial Intelligence are available at www.hsbc.com/ai.
We continue to develop and enhance our approach to, and oversight of, AI, taking into consideration the fast-evolving regulatory landscape, market developments and best practice.

82	HSBC Holdings plc Annual Report on Form 20-F
ESG review | Governance

Cybersecurity
The threat of a cyber incident remains a
concern for our organisation, as it does across
the financial sector and other industries. As
cyber-threats continue to evolve, failure to
protect our operations may result in disruption
for our customers and our business, cause
financial loss or loss of sensitive data, and can
have a negative impact on our customers’ and
our own reputation, among other risks.
We continue to monitor ongoing geopolitical
events and changes to the cyber-threat
landscape and take proactive measures with
the aim of reducing any impact on our
customers.
Prevent, detect and mitigate
We invest in business and technical controls to
help prevent, detect and mitigate cyber
threats. Our cybersecurity controls follow a
’defence in depth’ approach, leveraging
multiple security layers, and recognising the
complexity of our environment. Our ability to
detect and respond to attacks through round-
the-clock security operations centre
capabilities is intended to help reduce the
impact of attacks.
Our cyber intelligence and threat analysis team
proactively collects and analyses internal and
external cyber information to continuously
evaluate threat levels for the most prevalent
attack types and their potential outcomes. We
actively participate in the broader cyber
intelligence community, including by sharing
technical expertise in investigations, alongside
others in the financial services industry and
government agencies around the world.
In 2024, we continued our programme of
continual improvement to further strengthen
our cyber defences and enhance our
cybersecurity capabilities to help reduce the
likelihood and impact of unauthorised access,
security vulnerabilities being exploited, data
leakage, third-party security exposure and
advanced malware. One key area of focus is
the increasing use of AI, which could be used
to facilitate sophisticated cyber-attacks. We
are enhancing governance processes to
manage potential cybersecurity risks, along
with accelerating the potential this
technology brings.
We work with third parties, including suppliers,
financial infrastructure bodies and other non-
traditional third parties, in an effort to help
reduce the threat of cyber-attacks impacting
our business services.
We have a third-party security risk
management process in place to assess,
identify and manage the risks associated with
cybersecurity threats with supplier and other
third-party relationships. The process includes
risk-based cybersecurity due diligence reviews
that assess third parties’ cybersecurity
programmes against our standards and
requirements.
Policy and governance
We have a robust suite of cybersecurity
policies, procedures, and key controls to help
with the effective oversight and management
of the organisation. This includes but is not
limited to defined information security
responsibilities for employees, contractors
and third parties, as well as standard
procedures for cyber incident identification,
investigation, mitigation and reporting. We
operate a three lines of defence model,
aligned to the enterprise risk management
framework, to help oversight and challenge of
our cybersecurity capabilities and priorities.
Within the first line of defence, risk owners
within global business and functions are
accountable for identifying and managing
cyber risk. They work with cybersecurity
control owners to apply risk treatment in line
with our risk appetite. Our controls are
designed to be executed in line with our
policies and are reviewed and challenged by
our risk stewards representing the second
line of defence. They are independently
assured by the Global Internal Audit function,
the third line of defence.
The assessment and management of our
cybersecurity risk is led and coordinated by a
Global Chief Information Security Officer
(‘CISO’). Our Global CISO has extensive
experience in financial services, security and
resilience as well as strategy, governance,
risk management and regulatory compliance.
The Global CISO is supported by regional and
business-level CISOs. In the event of
incidents, the Global CISO and relevant
supporting CISOs are informed and are
engaged in alignment with our cybersecurity
incident response protocols.
Key performance indicators, control
effectiveness and other matters related to
cybersecurity, including significant cyber
incidents, are presented on a regular basis to
various management risk and control
committees including to Board committees,
the Group Risk Management Meeting and
across global businesses, functions and
regions. This is done to help ensure ongoing
awareness and management of our
cybersecurity position.
Our cybersecurity capabilities are periodically
assessed against standards issued by the
National Institute of Standards and Technology
and by independent third parties, and we
proactively collaborate with regulators to
participate in regular testing activities. In
addition, HSBC engages external independent
third parties to support our penetration and
threat-led penetration testing.
Cyber training and awareness
We understand the important role our people
play in protecting against cybersecurity
threats. Our aim is to equip every colleague
with the appropriate tools and behaviours they
need to keep our organisation and customers’
data safe. We provide cybersecurity training
and awareness to all our people, ranging from
our top executives to IT developers to front-
line branch staff around the world, and we
deliver targeted training to staff that are
identified as having elevated cyber risk
exposure.

Boosting gender
representation in
cybersecurity
To help address barriers to opportunity,
HSBC Cybersecurity has been working to
increase the representation of women in
emerging talent via a variety of initiatives
across 2024. These include:
–Sponsoring the CyberFirst Girls
Competition for the second
consecutive year, aimed at inspiring
girls interested in technology to pursue
a career in cybersecurity.
–Providing cybersecurity work-
shadowing opportunities to
undergraduates who are part of the
UK-based Women in Technology
programme.
–Cybersecurity colleagues have hosted
a range of events with university
students in Poland, Mexico, mainland
China, India and the UK.

We host an annual Cyber Awareness Month
for all colleagues, covering topics such as
online safety at home, social media safety,
safe hybrid working, and cyber incidents and
response. Our dedicated cybersecurity
training and awareness team also provides a
wide range of education and guidance to both
customers and our colleagues about how to
spot and prevent online fraud.

HSBC Holdings plc Annual Report on Form 20-F	83
Financial
review
The financial review gives detailed reporting of our
financial performance at Group level as well as
across the global businesses we reported on in
2024 and legal entities.

84	Financial summary
107	Global businesses and legal entities
129	Reconciliation of alternative performance measures
135	Other information
Hong Kong, 1980s. Serving Our Customers.

84	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Financial summary

Contents
84	Key financial measures: basis of preparation
84	Use of alternative performance measures
86	Critical estimates and judgements
86	Impact of hyperinflationary accounting
87	Consolidated income statement
88	Income statement commentary
92	Consolidated balance sheet
96	Average balance sheet

Key financial measures: basis of
preparation
Return on average tangible equity
excluding notable items
From 1 January 2024, we revised the adjustments made to our
adjusted RoTE measure. Prior to this, we adjusted RoTE for the impact of strategic transactions and the impairment of our investment in Bank of Communications Co., Limited (‘BoCom‘), whereas from
1 January 2024 we have excluded all notable items. This was
intended to improve alignment with the treatment of notable items in our other income statement disclosures. The calculation for RoTE excluding notable items, adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. It also adjusts the ‘average tangible equity‘ for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year. For a reconciliation from return on equity (‘RoE’) to RoTE excluding notable items, see page 131.
We do not reconcile our forward RoTE guidance to the equivalent reported measure.
Banking net interest income
Banking net interest income (‘banking NII’) adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates.
We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions. For more information on banking NII, see page 89.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of our France retail banking operations and Canada banking business disposals from the 2023 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control.
We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-
related targets. For a reconciliation from reported operating expenses to target basis operating expenses, see page 133.
In 2024, we targeted operating expenses growth on a target basis of approximately 5% compared with 2023. This target reflected our business plan for 2024, which included an increase in staff
compensation, higher spend and investment in technology for growth and efficiency, in part mitigated by cost savings from actions taken during 2023.
We are targeting growth in target basis operating expenses of approximately 3% in 2025 compared with 2024. Our target basis operating expenses for 2025 excludes the direct cost impact of the business disposals in Canada and Argentina, notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency.
Our cost target includes the impact of simplification-related saves associated with our announced reorganisation, see page 107, which aims to generate approximately $0.3bn of cost reductions in 2025. To deliver these reductions, we plan to incur severance and other up-
front costs of $1.8bn over 2025 and 2026, which will be classified as notable items.
We do not reconcile our forward target basis operating expenses guidance to the reported operating expenses.
Dividend payout ratio target basis
We established a dividend payout ratio target basis of 50% for 2023 and 2024, and we continue to target a payout ratio target basis of
50% for 2025. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts. Material notable items are components of our income statement that management would
consider as outside the normal course of business and generally non-
recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts.
Material notable items are a subset of notable items for which categorisation is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement. They comprise the impacts of the sales of our banking business in Canada and our retail banking operations in France, the gain following the acquisition of SVB UK, the impacts of the sale of our business in
Argentina and the impairment of BoCom. We also exclude HSBC
Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. Following the completion of the sale of our banking business in Canada, the Board approved a special dividend of $0.21 per share, which was paid in
June 2024, alongside the first interim dividend.
For a reconciliation of basic earnings per share to basic earnings per share excluding material notable items and related impacts, see page 134. We do not reconcile our forward dividend payout ratio target basis guidance to the reported dividend payout ratio.

Use of alternative performance
measures
Our reported results are prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting
Standards Board (‘IFRS Accounting Standards’), as detailed in the financial statements starting on page 363.
To measure our performance, we supplement our IFRS Accounting
Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European
Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting year-on-year comparisons. The ‘constant currency
performance’ measure used throughout this report is described below.
Definitions and calculations of other alternative performance measures

HSBC Holdings plc Annual Report on Form 20-F	85
are included in our ‘Reconciliation of alternative performance measures’
on page 129. Also, the insurance-specific non-GAAP measure ‘Insurance equity plus CSM net of tax‘, is provided on page 115, along with its definition and reconciliation to the GAAP measure. All alternative performance measures are reconciled to the closest reported
performance measure.
The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 10 ‘Segmental analysis’ on page 405.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort year-on-year comparisons.
We consider constant currency performance to provide useful
information for investors by aligning internal and external reporting, and reflecting how management assesses year-on-year performance.
Notable items and material notable
items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement. We exclude material notable items when computing our dividend payout ratio target basis. Material notable items currently comprise the sale of our retail operations in
France and our banking business in Canada, the sale of our business in
Argentina, the acquisition of SVB UK and the impairment of our investment in BoCom.
The tables on pages 108 to 110 and pages 122 to 127 detail the effects of notable items on each of our global business segments, legal entities and selected countries/territories in 2024, 2023 and 2022.
Impact of strategic transactions
To aid the understanding of our results, we separately disclose the impact of strategic transactions classified as material notable items on the results of the Group and our global businesses. At 31 December
2024, strategic transactions classified as material notable items in current and comparative periods comprise the disposal of our retail banking operations in France, the disposal of our banking business in
Canada, the sale of our business in Argentina and the acquisition of SVB
UK.
The impacts of strategic transactions include the gains or losses on classification to held for sale or on acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. This is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period. We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.
See page 111 for supplementary analysis of the impact of strategic transactions.
Constant currency revenue and profit
before tax excluding notable items
We separately report ‘constant currency revenue excluding notable items’ and ‘constant currency profit before tax excluding notable items’, which exclude the impact of notable items and the impact of foreign exchange translation. We consider this measure to provide useful information to investors as it removes items which distort period-on-
period comparisons.
For a reconciliation of ‘constant currency revenue excluding notable items’
and ‘constant currency profit before tax excluding notable items’ to reported revenue and reported profit respectively, see page 131.
Constant currency revenue and profit
before tax excluding notable items
and the impact of strategic
transactions
To aid the understanding of our results, we separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions’ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions’. This measure excludes the impact of strategic transactions classified as material notable items from constant currency revenue and profit before tax excluding notable items. At 31 December 2024, strategic transactions classified as material notable items comprise the disposal of our retail banking operations in France, our banking business in Canada, the sale of our business in Argentina and the acquisition of SVB UK.
The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. It is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period. We consider the monthly impacts of distorting income statement results when
calculating the impact of strategic transactions.
For a reconciliation of ‘constant currency revenue excluding notable items and the impact of strategic transactions’ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions’
to reported revenue and reported profit respectively, see page 131.
Foreign currency translation
differences
Foreign currency translation differences reflect the movements of the
US dollar against most major currencies during 2024.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for 2024 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statements for 2023 and 2022 at the average rates of exchange for 2024; and
–the balance sheets at 31 December 2023 and 31 December 2022 at the prevailing rates of exchange on 31 December 2024.
No adjustment has been made to the exchange rates used to
translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Argentina and Türkiye has not been adjusted further for the impacts of hyperinflation.
When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

86	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Impact of hyperinflationary
accounting
During 2024, we continued to treat Argentina and Türkiye as
hyperinflationary economies for accounting purposes. The impact of applying IAS 29 ‘Financial Reporting in Hyperinflationary Economies’
and the hyperinflation provisions of IAS 21 ’The Effects of Changes in
Foreign Exchange Rates’ for our operations in both Argentina and
Türkiye was a decrease in the Group’s profit before tax of $917m
(2023: $1,297m), comprising a decrease in revenue, including loss on net monetary position, of $840m (2023: $1,586m) and an increase in
ECL and operating expenses of $77m (2023: decrease of $289m).
These numbers reflect an increase in the consumer price index (‘CPI’)
of 3,915.03 (2023: 2,429.13 increase) for Argentina and 825.55 (2023:
730.89 increase) for Türkiye. We have now completed the sale of our business in Argentina, so there will be no impact in 2025 of hyperinflation in this market, although comparative data will include the impact of hyperinflation.

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
The most significant judgements relate to defining what is considered to be a significant increase in credit risk, determining the lifetime and point of initial recognition of revolving facilities, selecting and calibrating the probability of default (‘PD’), the loss given default (‘LGD’) and the exposure at default (‘EAD’) models, as well as selecting model inputs and economic forecasts, making assumptions and estimates to
incorporate relevant information about late-breaking and past events, current conditions and forecasts of economic conditions, and selecting applicable recovery strategies for certain wholesale credit-impaired loans. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors. See Note 1.2(i) on page 381.
–Deferred tax assets: The most significant judgements relate to those made in respect of recoverability, which are based on expected future profitability. See Note 1.2(l) on page 386.
–Valuation of financial instruments: In determining the fair value of financial instruments a variety of valuation techniques are used, some of which feature significant unobservable inputs and are subject to substantial uncertainty. See Note 1.2(c) on page 379.
–Impairment of investment in subsidiaries: Impairment testing, including testing for reversal of impairment, involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of
management assumptions. See Note 1.2(a) on page 376.
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
page 376.
–Impairment of goodwill and non-financial assets: A high degree of uncertainty is involved in estimating the future cash flows of the cash-generating units (‘CGUs’) and the rates used to discount these cash flows. See Note 1.2(a) on page 376 and Note 1.2(n) on
page 387.
–Provisions: Significant judgement may be required due to the high degree of uncertainty associated with determining whether a
present obligation exists, and estimating the probability and amount of any outflows that may arise. See Note 1.2(m) on page 386.
–Post-employment benefit plans: The calculation of the defined benefit pension obligation involves the determination of key assumptions including discount rate, inflation rate, pension payments and deferred pensions, pay and mortality. See Note 1.2(k) on page 385.
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
statements.

HSBC Holdings plc Annual Report on Form 20-F	87
Consolidated income statement

Summary consolidated income statement
	2024	2023	2022[1]	2021	2020
	$m	$m	$m	$m	$m
Net interest income	32,733	35,796	30,377	26,489	27,578
Net fee income	12,301	11,845	11,770	13,097	11,874
Net income from financial instruments held for trading or managed on a fair value basis[2]	21,116	16,661	10,278	7,744	9,582
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	5,901	7,887	(13,831)	4,053	2,081
Net insurance premium income	—	—	—	10,870	10,093
Insurance finance (expense)/income	(5,978)	(7,809)	13,799	—	—
Insurance service result	1,310	1,078	809	—	—
Gain on acquisition[3]	—	1,591	—	—	—
Gains/(losses) recognised on sale of business operations[4]	(1,752)	(61)	(2,678)	—	—
Other operating income/(expense)[5]	223	(930)	96	1,687	1,866
Total operating income	65,854	66,058	50,620	63,940	63,074
Net insurance claims and benefits paid and movement in liabilities to policyholders	—	—	—	(14,388)	(12,645)
Net operating income before change in expected credit losses and other credit impairment charges[6]	65,854	66,058	50,620	49,552	50,429
Change in expected credit losses and other credit impairment charges	(3,414)	(3,447)	(3,584)	928	(8,817)
Net operating income	62,440	62,611	47,036	50,480	41,612
Total operating expenses excluding impairment of goodwill and other intangible assets	(32,966)	(32,355)	(32,554)	(33,887)	(33,044)
(Impairment)/reversal of impairment of goodwill and other intangible assets	(77)	285	(147)	(733)	(1,388)
Operating profit	29,397	30,541	14,335	15,860	7,180
Share of profit in associates and joint ventures	2,912	2,807	2,723	3,046	1,597
Impairment of interest in associate	—	(3,000)	—	—	—
Profit before tax	32,309	30,348	17,058	18,906	8,777
Tax expense	(7,310)	(5,789)	(809)	(4,213)	(2,678)
Profit for the year	24,999	24,559	16,249	14,693	6,099
Attributable to:
– ordinary shareholders of the parent company	22,917	22,432	14,346	12,607	3,898
– preference shareholders of the parent company	—	—	—	7	90
– other equity holders	1,062	1,101	1,213	1,303	1,241
– non-controlling interests	1,020	1,026	690	776	870
Profit for the year	24,999	24,559	16,249	14,693	6,099

Five-year financial information
	2024	2023	2022[1]	2021	2020
	$	$	$	$	$
Basic earnings per share	1.25	1.15	0.72	0.62	0.19
Diluted earnings per share	1.24	1.14	0.72	0.62	0.19
Dividends per ordinary share (paid in the period)[7]	0.82	0.53	0.27	0.22	—
	%	%	%	%	%
Dividend payout ratio[8]	50	50	44	40	79
Post-tax return on average total assets	0.8	0.8	0.5	0.5	0.2
Return on average ordinary shareholders’ equity	13.6	13.6	9.0	7.1	2.3
Return on average tangible equity	14.6	14.6	10.0	8.3	3.1
Effective tax rate	22.6	19.1	4.7	22.3	30.5
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended
31 December 2022 have been restated accordingly. Comparative data for the years ended 31 December 2021 and 2020 are prepared on an IFRS 4 basis.
2    Includes a $255m gain (2023: $315m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada and a $114m mark-
to-market gain (2023:nil) on interest rate hedging of the portfolio of retained loans post sale of our retail banking business in France.
3  Gain recognised in respect of the acquisition of SVB UK.
4  This line item has been updated to include amounts from Other operating income relating to all sales of business operations; in the 2023 Annual Report and Accounts, this line item only reflected the disposal of our France retail banking business. The amount in 2024 includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $255m gain on the foreign exchange hedging
(see footnote 2 above) on the sale of our banking business in Canada. The amount in 2023 primarily reflected losses due to restrictions impacting the recoverability of assets in Russia, partly offset by a gain on sale of our retail banking operations in France. The amount in 2022 included losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
5Other operating (expense)/income includes a loss on net monetary positions of $1,187m (2023: $1,667m; 2022: $678m) as a result of applying IAS 29 ‘Financial
Reporting in Hyperinflationary Economies’.
6Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
7Includes dividend paid during the period, which consisted of a fourth interim dividend of $0.31 per ordinary share in respect of the financial year ended 31 December 2023 paid in April 2024 and the first, second and third interim dividends of $0.30 per ordinary share in respect of the financial year ending 31 December 2024. In addition, a special dividend of $0.21 per ordinary share from the Canada sale proceeds was paid in June 2024 along with the first interim dividend.
8In 2024 and 2023, our dividend payout ratio was adjusted for material notable items and related impacts. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the sale of our banking business in Canada, and the recognition of certain deferred tax assets. No items were adjusted for in 2021 and 2020.
Unless stated otherwise, all tables are presented on a reported basis.
For a summary of our financial performance in 2024, see page 27.
For further financial performance data for each global business and legal entity, see pages 107 to 111 and 119 to 129 respectively. The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as set out in Note 10: Segmental analysis on page 405.

88	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Income statement commentary
The following commentary compares Group financial performance for the year ended 2024 with 2023, unless otherwise stated.
For commentary on the Group's financial performance for the year ended 31 December 2023 compared with the year ended 31 December
2022, please see pages 103 to 106 of the annual report of HSBC Holdings plc on Form 20-F for the year ended 31 December 2023.
For commentary on the performance of our global businesses for the year ended 31 December 2024, see pages 29 to 35 of the annual report of HSBC Holdings plc on Form 20-F for the year ended 31 December 2024. For commentary on the performance of our global businesses for the year ended 31 December 2023 compared with the year ended 31 December 2022, see pages 30 to 36 of the annual report of HSBC
Holdings plc on Form 20-F for the year ended 31 December 2023.
Net interest income

	Year ended			Quarter ended
	31 Dec 2024	31 Dec 2023	31 Dec 2022	31 Dec 2024	30 Sep 2024	31 Dec 2023
	$m	$m	$m	$m	$m	$m
Interest income	108,631	100,868	52,826	26,004	27,255	26,714
Interest expense	(75,898)	(65,072)	(22,449)	(17,819)	(19,618)	(18,430)
Net interest income	32,733	35,796	30,377	8,185	7,637	8,284
Average interest-earning assets	2,099,285	2,161,746	2,143,758	2,113,276	2,088,100	2,164,324
	%	%	%	%	%	%
Gross interest yield[1]	5.17	4.67	2.46	4.90	5.19	4.90
Less: gross interest payable[1]	(3.95)	(3.47)	(1.24)	(3.60)	(4.07)	(3.83)
Net interest spread[2]	1.22	1.20	1.22	1.30	1.12	1.07
Net interest margin[3]	1.56	1.66	1.42	1.54	1.46	1.52
1Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	2024			2023			2022
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	349,517	14,727	4.21	403,674	14,770	3.66	445,659	5,577	1.25
Loans and advances to customers	949,825	49,879	5.25	957,717	47,673	4.98	1,022,320	32,543	3.18
Reverse repurchase agreements – non-trading[1]	238,694	17,721	7.42	240,263	14,391	5.99	231,058	4,886	2.11
Financial investments	470,182	20,587	4.38	407,363	16,858	4.14	372,702	7,704	2.07
Other interest-earning assets	91,067	5,717	6.28	152,729	7,176	4.70	72,019	2,116	2.94
Total interest-earning assets	2,099,285	108,631	5.17	2,161,746	100,868	4.67	2,143,758	52,826	2.46

Summary of interest expense by type of liability
	2024			2023			2022
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[2]	66,405	2,930	4.41	60,392	2,401	3.98	75,739	770	1.02
Customer accounts[3]	1,385,840	40,173	2.90	1,334,803	34,162	2.56	1,342,342	10,903	0.81
Repurchase agreements – non-trading[1]	187,337	15,617	8.34	146,605	10,858	7.41	118,308	3,085	2.61
Debt securities in issue – non-trading	196,440	12,806	6.52	184,867	11,223	6.07	179,775	5,607	3.12
Other interest-bearing liabilities	84,773	4,372	5.16	146,216	6,428	4.40	87,965	2,084	2.37
Total interest-bearing liabilities	1,920,795	75,898	3.95	1,872,883	65,072	3.47	1,804,129	22,449	1.24
1The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.
2Including interest-bearing bank deposits only.
3Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 2024 was $32.7bn, a decrease of
$3.1bn or 9% compared with 2023. The decrease included a $2.7bn reduction mainly due to the redeployment of our commercial surplus to net trading and fair value assets, for which the associated revenue is reported in ‘net income on financial instruments held for trading or managed on a fair value basis‘. The fall also reflected a $1.0bn loss due to the disposal of our business in Canada and a $0.2bn loss in
2024 related to the early redemption of legacy securities. NII in HSBC
UK grew by $0.6bn, including the benefit of our structural hedge and balance sheet growth, partly offset by mortgage pricing pressures.
There was also higher NII in Markets Treasury due to reinvestments in our portfolio at higher yields. Excluding the unfavourable impact of foreign currency translation differences, net interest income decreased by $1.4bn or 4%. NII for the fourth quarter of 2024 was
$8.2bn, up 7% compared with the previous quarter, and down 1%
compared with the fourth quarter of 2023. The increase compared with 3Q24 was predominantly driven by the non-recurrence of the adverse impact in 3Q24 from the early redemption of legacy
securities. The decline in NII compared with 4Q23 was predominantly driven by the impact of lower AIEA.
Net interest margin (‘NIM’) for 2024 of 1.56% was 10bps lower compared with 2023, reflecting redeployment of our commercial surplus to net trading and fair value assets, and higher interest expense due to higher market rates and an adverse impact of $0.2bn

HSBC Holdings plc Annual Report on Form 20-F	89
from the early redemption of legacy securities. The decrease in NIM in 2024 included the unfavourable impact of foreign currency translation differences. Excluding this, NIM decreased by 6bps. NIM for the fourth quarter of 2024 was 1.54%, up 8bps compared with the previous quarter, and up 2bps compared with the fourth quarter of
2023. The increase against the previous quarter was primarily due to the non-recurrence of the adverse impact from the early redemption of legacy securities. The year-on-year increase was predominantly driven by HSBC UK.
Interest income for 2024 of $108.6bn increased by $7.8bn compared with 2023, primarily due to an increase in market interest rates.
Interest income of $26bn in the fourth quarter of 2024 was down
$1.3bn compared with the previous quarter, and down $0.7bn
compared with the fourth quarter of 2023. Both the declines were primarily due to lower market interest rates.
The change in interest income in 2024 compared with 2023 included an adverse impact of foreign currency translation differences of
$2.7bn. After excluding foreign currency translation differences, interest income increased by $10.5bn.
Interest expense for 2024 of $75.9bn increased by $10.8bn
compared with 2023, primarily due to an increase in market interest rates, growth in customer accounts with higher proportion for term deposits and the impact of the early redemption of legacy securities.
The rise in interest expense included the favourable effects of foreign currency translation differences of $1.1bn. Excluding this, interest expense increased by $11.9bn.
Interest expense of $17.8bn in the fourth quarter of 2024 was $1.8bn and $0.6bn lower compared with the third quarter of 2024 and the fourth quarter of 2023 respectively. The decrease against the previous quarter was due to the non-recurrence of an adverse impact from the early redemption of legacy securities. The year-on-year decline was primarily due to lower market interest rates.

Banking net interest income
	Year ended		Quarter ended
	31 Dec 2024	31 Dec 2023	31 Dec 2024	30 Sep 2024	31 Dec 2023
	$m	$m	$m	$m	$m
Net interest income	32,733	35,796	8,185	7,637	8,284
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	11,434	8,744	2,874	3,051	2,542
Third-party net interest income from insurance	(429)	(445)	(109)	(104)	(109)
Banking net interest income	43,738	44,095	10,950	10,584	10,717
– of which:
The Hongkong and Shanghai Banking Corporation Limited	21,691	22,024	5,464	5,475	5,566
HSBC UK Bank plc	10,368	9,684	2,663	2,643	2,455
HSBC Bank plc	4,630	4,596	1,182	1,152	1,205
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
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate
Centre, resulting in an increase in the funding costs reported in NII with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in NII.
Banking NII was $43.7bn in 2024. The funding costs associated with generating trading and fair value income were $11.4bn, an increase of
$2.7bn compared with 2023, primarily reflecting redeployment of our commercial surplus to net trading and fair value assets. Banking NII also deducts third-party NII related to our insurance business, which was $0.4bn, stable compared with 2023. The movement in banking
NII also included a reduction from the disposal of our business in
Canada of $1.0bn, a $0.2bn loss in 2024 related to the early redemption of legacy securities and from higher interest expense on deposits in part due to balance growth. Banking NII in HSBC UK grew by $0.7bn, including the benefit of our structural hedge and balance sheet growth, partly offset by mortgage pricing pressures. There was higher NII in Markets Treasury due to reinvestments in our portfolio at higher yields.
The internally allocated funding to generate trading and fair value income was approximately $200bn at 31 December 2024, a rise of approximately $37bn since 31 December 2023, although it decreased by approximately $9bn during 4Q24. This relates to trading, fair value and associated net asset balances predominantly in GBM. The
increase reflected management decisions on the deployment of our commercial surplus.
Net fee income of $12.3bn was $0.5bn or 4% higher than in 2023, and included an adverse impact from foreign currency translation differences of $0.2bn, as well as a reduction of $0.4bn due to the impact of the disposal of our banking business in Canada. On a constant currency basis, net fee income was $0.6bn higher, driven by an increase in WPB, while a smaller rise in GBM was offset by a reduction in CMB.
In WPB, net fee income increased by $0.6bn. The rise was mainly due to higher income from unit trusts, broking income and funds under management, including in Hong Kong. This reflected stronger equity markets and improved customer sentiment. Cards income grew, including in our main entity in Mexico, as customer spending increased, as well as in our legal entities in Asia, which mitigated the reduction from the disposal of our banking business in Canada. The growth in cards activity resulted in a corresponding rise in fee expense.
In GBM, net fee income was stable, including an adverse impact of foreign currency translation of $42m. There was higher broking and underwriting income in our main entity in Europe, although this was partly offset by a rise in associated fee expense. In addition, there was higher fee expense relating to broking and custody, as well as intercompany fee expenses incurred on behalf of other global businesses.
In CMB, net fee income decreased by $0.1bn driven by lower fees from credit facilities, notably due to the disposal of our banking operations in Canada. This reduction was partly offset by an increase in fee income from GBM products sold to CMB customers.

90	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Net income from financial instruments held for trading or
managed on a fair value basis of $21.1bn was $4.5bn higher
compared with 2023. This included favourable fair value movements of $0.6bn on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada until completion of the sale.
The increase also reflected higher client activity and elevated volatility in Markets and Securities Services in GBM. A component of funding costs incurred to generate this income are reported in NII, and these increased by $2.7bn, compared with 2023.
In WPB, income rose by $0.2bn due to a favourable movement
related to derivatives in our insurance business and from higher customer trading activity in Wealth, including in our main legal entity in Asia.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $5.9bn fell by $2.0bn compared with 2023. This decrease reflected adverse fair value movements on debt securities, due to movements in interest rates, including in our portfolios in Hong
Kong and France, partly offset by improved equity returns.
This unfavourable movement resulted in a corresponding reduction in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $6.0bn was $1.8bn lower than in
2023, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Insurance service result of $1.3bn increased by $0.2bn compared with 2023, primarily due to an increase in the release of the contractual service margin (‘CSM’).
Gain on acquisition fell by $1.6bn, reflecting the non-recurrence of a gain recognised in respect of the acquisition of SVB UK in 1Q23.
Losses recognised on sale of business operations were $1.8bn in
2024. This compared with a gain of $61m in 2023. In 2024, there were losses from completion of the disposal of our business in
Argentina, comprising the recycling of $5.2bn of foreign currency translation reserve losses and other reserves to the income
statement and a $1.0bn loss on disposal. This was partly offset by a gain of $4.6bn on the sale of our banking business in Canada, inclusive of recycling of foreign currency translation reserve and other reserve losses to the income statement.
Other operating income of $0.2bn was $1.3bn higher than in 2023.
The increase primarily related to the non-recurrence of losses in 2023 of $1.0bn relating to Treasury repositioning and risk management.
The increase also included the non-recurrence of a loss of $0.3bn in
2023 relating to corrections to historical valuation estimates in our life insurance business, and losses related to the disposal of our New
Zealand retail mortgage loan portfolio and the merger of HSBC Bank
Oman in 2023 with Sohar International.
Change in expected credit losses and other credit impairment charges (‘ECL’) were a charge of $3.4bn, stable compared with 2023.
ECL charges in CMB were $1.8bn in 2024 and in GBM charges were
$0.2bn. This included charges of $0.4bn in respect of commercial real estate in mainland China and of $0.1bn in the Hong Kong real estate sector. This compared with charges of $1.0bn and $0.1bn
respectively in these sectors in 2023. In addition, ECL in CMB in 2024 included a charge related to a single exposure in the UK, while charges in HSBC UK reduced compared with 2023. In GBM, charges in 2024 also benefited from a release of stage 3 allowances in HSBC
Bank plc related to a single exposure.
In WPB, ECL charges were $1.3bn. These primarily related to our legal entity in Mexico, reflecting growth in our unsecured lending portfolio and unemployment trends, and also in Hong Kong.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and
management judgemental adjustments, see pages 178 to 191.

Operating expenses
	Year ended
	2024	2023	2022
	$m	$m	$m
Gross employee compensation and benefits	20,153	19,623	19,288
Capitalised wages and salaries	(1,688)	(1,403)	(1,285)
Property and equipment	4,786	4,285	4,949
Amortisation and impairment of intangibles	2,235	1,827	1,701
UK bank levy	249	339	13
Legal proceedings and regulatory matters	145	188	246
Other operating expenses[1]	7,163	7,211	7,789
Reported operating expenses	33,043	32,070	32,701
Currency translation		(576)	(472)
Constant currency operating expenses	33,043	31,494	32,229
1Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel.

Staff numbers (full-time equivalents)[1]
	2024	2023	2022
Global businesses
Wealth and Personal Banking	119,791	128,399	128,764
Commercial Banking	45,190	45,884	43,640
Global Banking and Markets	45,983	46,241	46,435
Corporate Centre	340	337	360
At 31 Dec	211,304	220,861	219,199
1Represents the number of full-time equivalent people with contracts of service with the Group who are being paid at the reporting date.

HSBC Holdings plc Annual Report on Form 20-F	91
Operating expenses of $33.0bn were $1.0bn or 3% higher than in
2023, including a favourable impact of $0.6bn from foreign currency translation differences. The increase reflected higher spend and investment in technology and inflationary impacts, while performance-
related pay remained stable. Operating expenses were adversely impacted by the non-recurrence of a $0.2bn reversal of historical asset impairments in 2023.
These increases were partly offset by the favourable impacts from the completion of business disposals in Canada and France, and a lower UK bank levy of $0.1bn, as 2023 included adjustments relating to prior years. Operating expenses in 2024 benefited from the non-
recurrence of a $0.2bn charge in 2023 incurred in the US relating to the FDIC special assessment.
Target basis operating expense growth was 5% compared with 2023, in line with our cost growth target. This primarily reflected higher investment spend, including in technology and from inflationary pressures, while our performance-related pay accrual was broadly in line with 2023. Our target basis operating expenses are measured on a constant currency basis, excluding notable items, the impact of retranslating the prior year results of hyperinflationary economies at constant currency, and the direct costs from the sales of our French retail banking operations and our banking business in Canada.
For a reconciliation of target basis operating expense to reported operating expenses see page 133.
The number of employees expressed in full-time equivalent staff
(‘FTE’) at 31 December 2024 was 211,304, a decrease of 9,557 compared with 31 December 2023, primarily reflecting the
completion of the sales of our banking business in Canada, our retail banking operations in France and our business in Argentina. The number of contractors at 31 December 2024 was 4,226, a decrease of 450.
Share of profit in associates and joint ventures of $2.9bn was
$3.1bn higher than in 2023, including an increase in the share of profit from SAB.
Impairment of interest in associate. In relation to our investment in
BoCom, at 31 December 2024 we concluded that there was no
indication of further significant impairment (or indication that an impairment may no longer exist or may have decreased significantly)
since 31 December 2023.
At 31 December 2023, the Group performed an impairment test on the carrying value of our investment in BoCom which resulted in an impairment of $3.0bn.
For further details of our impairment review process, see Note 18: Interests in associates and joint ventures on page 423.

Tax expense
	2024	2023
	$m	$m
Tax (charge)/credit
Reported	(7,310)	(5,789)
Currency translation	—	222
Constant currency tax (charge)/credit	(7,310)	(5,567)

Notable items
	2024	2023
	$m	$m
Tax
Tax (charge)/credit on notable items	108	207
Uncertain tax positions	—	427

Tax expense
The effective tax rate for 2024 of 22.6% was higher than the 19.1%
in 2023. The effective tax rate for 2024 was increased by 4.8 percentage points by the non-deductible loss on disposal of our business in Argentina and by 0.7 percentage points by the tax charge arising under the Global Minimum Tax rules, and reduced by 3.6 percentage points by the non-taxable gain on disposal of our banking business in Canada. The effective tax rate for 2023 was increased by
2.3 percentage points by the non-deductible impairment of
investments in associates, and reduced by 1.6 percentage points by the release of provisions for uncertain tax positions and by 1.5 percentage points by the non-taxable accounting gain arising on the acquisition of SVB UK.
Return on average tangible equity
In 2024, RoTE was 14.6%, compared with 14.6% in 2023. RoTE
excluding notables was 16.0% in 2024, compared with 16.2% in
2023.

92	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Consolidated balance sheet

Five-year summary consolidated balance sheet
	2024	2023	2022[1]	2021	2020
	$m	$m	$m	$m	$m
Assets
Cash and balances at central banks	267,674	285,868	327,002	403,018	304,481
Trading assets	314,842	289,159	218,093	248,842	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	115,769	110,643	100,101	49,804	45,553
Derivatives	268,637	229,714	284,159	196,882	307,726
Loans and advances to banks	102,039	112,902	104,475	83,136	81,616
Loans and advances to customers	930,658	938,535	923,561	1,045,814	1,037,987
Reverse repurchase agreements – non-trading	252,549	252,217	253,754	241,648	230,628
Financial investments	493,166	442,763	364,726	446,274	490,693
Assets held for sale	27,234	114,134	115,919	3,411	299
Other assets	244,480	262,742	257,496	239,110	253,191
Total assets at 31 Dec	3,017,048	3,038,677	2,949,286	2,957,939	2,984,164
Liabilities
Deposits by banks	73,997	73,163	66,722	101,152	82,080
Customer accounts	1,654,955	1,611,647	1,570,303	1,710,574	1,642,780
Repurchase agreements – non-trading	180,880	172,100	127,747	126,670	111,901
Trading liabilities	65,982	73,150	72,353	84,904	75,266
Financial liabilities designated at fair value	138,727	141,426	127,321	145,502	157,439
Derivatives	264,448	234,772	285,762	191,064	303,001
Debt securities in issue	105,785	93,917	78,149	78,557	95,492
Insurance contract liabilities	107,629	120,851	108,816	112,745	107,191
Liabilities of disposal groups held for sale	29,011	108,406	114,597	9,005	—
Other liabilities	203,361	216,635	212,319	190,989	204,019
Total liabilities at 31 Dec	2,824,775	2,846,067	2,764,089	2,751,162	2,779,169
Equity
Total shareholders’ equity	184,973	185,329	177,833	198,250	196,443
Non-controlling interests	7,300	7,281	7,364	8,527	8,552
Total equity at 31 Dec	192,273	192,610	185,197	206,777	204,995
Total liabilities and equity at 31 Dec	3,017,048	3,038,677	2,949,286	2,957,939	2,984,164
1  From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended
31 December 2022 have been restated accordingly. Comparative data for the years ended 31 December 2021 and 2020 are prepared on an IFRS 4 basis.
A more detailed consolidated balance sheet is contained in the financial statements on page 365.

Five-year selected financial information
	2024	2023	2022[1]	2021	2020
	$m	$m	$m	$m	$m
Called up share capital	8,973	9,631	10,147	10,316	10,347
Capital resources[2]	172,386	171,204	162,423	177,786	184,423
Undated subordinated loan capital	17	18	1,967	1,968	1,970
Preferred securities and dated subordinated loan capital[3]	35,258	36,413	29,921	28,568	30,721
Risk-weighted assets	838,254	854,114	839,720	838,263	857,520
Total shareholders’ equity	184,973	185,329	177,833	198,250	196,443
Less: preference shares and other equity instruments	(19,070)	(17,719)	(19,746)	(22,414)	(22,414)
Total ordinary shareholders’ equity	165,903	167,610	158,087	175,836	174,029
Less: goodwill and intangible assets (net of tax)	(11,608)	(11,900)	(11,160)	(17,643)	(17,606)
Tangible ordinary shareholders’ equity	154,295	155,710	146,927	158,193	156,423
Financial statistics
Loans and advances to customers as a percentage of customer accounts	56.2%	58.2%	58.8%	61.1%	63.2%
Average total shareholders’ equity to average total assets	6.12%	6.01%	5.97%	6.62%	6.46%
Net asset value per ordinary share at year-end ($)[4]	9.26	8.82	8.01	8.76	8.62
Tangible net asset value per ordinary share at year-end ($)[4]	8.61	8.19	7.44	7.88	7.75
Tangible net asset value per fully diluted share at year-end ($)	8.54	8.14	7.39	7.84	7.72
Number of $0.50 ordinary shares in issue (millions)	17,947	19,263	20,294	20,632	20,694
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,918	19,006	19,739	20,073	20,184
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	18,062	19,135	19,876	20,189	20,272
Closing foreign exchange translation rates to $:
$1: £	0.797	0.784	0.830	0.739	0.732
$1: €	0.964	0.903	0.937	0.880	0.816
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended
31 December 2022 have been restated accordingly. Comparative data for the years ended 31 December 2021 and 2020 are prepared on an IFRS 4 basis.
2Capital resources are regulatory total capital, the calculation of which is set out on page 234.
3 Including perpetual preferred securities, details of which can be found in Note 29: Subordinated liabilities on page 438.
4 For the definition, see page 130.

HSBC Holdings plc Annual Report on Form 20-F	93

Combined view of customer lending and customer deposits[1]
	2024	2023
	$m	$m
Loans and advances to customers	930,658	938,535
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	965	73,285
– banking business in Canada	—	56,129
– retail banking operations in France	—	16,902
– private banking business in Germany	309	—
– business in South Africa	656	—
– other	—	254
Non-current assets held for sale	12	92
Combined customer lending	931,635	1,011,912
Currency translation	—	(27,137)
Combined customer lending at constant currency	931,635	984,775
Customer accounts	1,654,955	1,611,647
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	5,399	85,950
– banking business in Canada	—	63,001
– retail banking operations in France	—	22,307
– private banking business in Germany	2,085	—
– business in South Africa	3,294	—
– other	20	642
Combined customer deposits	1,660,354	1,697,597
Currency translation	—	(38,656)
Combined customer deposits at constant currency	1,660,354	1,658,941
1On 9 April 2024, HSBC Latin America B.V. entered into a binding agreement to sell its business in Argentina to Grupo Financiero Galicia (‘Galicia‘). The sale was completed on 6 December 2024, so is not included in the table above.
Balance sheet commentary compared with 31 December 2023
At 31 December 2024, total assets of $3.0tn were $22bn or 1% lower on a reported basis and increased by $45bn or 1% on a constant currency basis.
Reported loans and advances to customers as a percentage of
customer accounts was 56.2% compared with 58.2% at
31 December 2023. The movement in this ratio reflected a higher growth in customer accounts than in lending.
Assets
Cash and balances at central banks decreased by $18bn or 6%, which included an $11bn adverse impact of foreign currency
translation differences. The decrease was mainly in HSBC UK, reflecting a reduction in repurchase agreements, as well as an increase in the deployment of our cash surplus into financial investments. Cash also decreased in our legal entities in the US to a partial redeployment of surplus liquidity to reverse repurchase agreements, and in Hong Kong due to lower balances maintained for faster payment system flow. This was partly offset by increases in
HSBC Bank plc from an increase in deposit bank balances and
issuances of new commercial paper and certificates of deposit.
Trading assets increased by $26bn or 9%, mainly as we captured increased client activity in equity and debt securities, particularly in our legal entity in Hong Kong and in HSBC Bank plc. The increase in trading assets also reflected the use of surplus liquidity to fund trading activities given the subdued demand for customer lending.
Derivative assets increased by $39bn or 17%, reflecting an increase in foreign exchange contracts, mainly in HSBC Bank plc and our legal entities in Asia, as a result of foreign exchange rate movements. The increase in derivative assets was consistent with the increase in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers of $931bn decreased by $8bn or
1% on a reported basis. This included an adverse impact of foreign currency translation differences of $21bn. Loans and advances to customers are net of allowances for ECL.
On a constant currency basis, loans and advances to customers increased by $14bn, reflecting the following movements.
In WPB, customer lending increased by $2bn, reflecting growth in mortgage balances, including in our main legal entities in the UK (up
$5bn) and the US (up $3bn). There was also growth in lending in
Private Banking (up $3bn) and in unsecured lending (up $1bn).
These increases were partly offset by a $7.4bn (€7.1bn) transfer to
Corporate Centre of a portfolio of home and certain other loans retained following the sale of our retail banking operations in France.
In CMB, customer lending was $6bn higher, reflecting increases in our legal entities in mainland China (up $2bn), India (up $2bn), and
Mexico (up $1bn). There were also increases in HSBC UK (up $2bn)
and HSBC Bank plc (up $1bn) from higher revolving credit facility balances and term lending. These increases were partly offset by a reduction in lending balances in our main legal entity in Hong Kong
(down $3bn) due to lower market wide loan demand and competitive pricing.
In GBM, customer lending balances were broadly stable. There was a decrease in lending balances in our main legal entity in Hong Kong
(down $6bn) due to muted client demand. The reduction was broadly offset by growth in our legal entity in Singapore (up $3bn) reflecting higher overdraft balances, and in our main legal entity in Australia (up
$2bn) from higher term lending balances.
In Corporate Centre, the increase in customer balances of $7bn reflected the transfer of balances from WPB, mentioned above.
Financial investments increased by $50bn or 11%, mainly in our main legal entities in Hong Kong and Singapore as well as in HSBC
UK and HSBC Bank plc from the purchase of debt securities, treasury and other eligible bills, as we redeployed our commercial surplus to benefit from higher yield curves and enhance our hedging activities on net interest income. The increase was across both debt instruments held at fair value through other comprehensive income and
instruments held at amortised cost.
Assets held for sale decreased by $87bn or 76% following the completion of the sales of our retail banking operations in France and our banking operations in Canada in 2024.
Other assets decreased by $18bn or 7% primarily reflecting a reduction in settlement accounts balances, including in HSBC Bank plc as well as in our legal entities in the US and Hong Kong.

94	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Liabilities
Customer accounts of $1.7tn increased by $43bn or 3% on a
reported basis. This included an adverse impact of foreign currency translation differences of $32bn.
On a constant currency basis, customer accounts increased by $75bn, reflecting the following movements.
In WPB, customer accounts grew by $31bn, reflecting higher interest-
bearing savings and time deposit balances due to strong deposit inflow as interest rates remained high. The increase in customer accounts included growth in our main legal entities in Asia (up $30bn)
and in HSBC UK (up $6bn).
In CMB, customer accounts increased by $25bn, primarily in our legal entities in Asia (up $12bn), including in Hong Kong (up $8bn) due to an increase in term deposits and in mainland China (up $3bn) due to an increase in current and savings accounts. Balances also increased in
HSBC Bank plc (up $9bn) driven by organic growth from existing customers as well as new to bank customers, and in our main legal entity in Mexico (up $3bn).
In GBM, customer accounts increased by $20bn, due to higher
balances in our legal entities in Asia (up $9bn) supported by term deposit campaigns, and in HSBC Bank plc (up $8bn) driven by an increase in short-term money market account balances. Balances also rose in our main legal entity in the Middle East (up $3bn), including in term deposits and current accounts.
Debt securities in issue increased by $12bn or 13%, primarily in
HSBC Bank plc mainly driven by new commercial paper and
certificates of deposit issued to meet liquidity and funding requirements.
Derivative liabilities increased by $30bn or 13%, which is consistent with the increase in derivative assets, since the underlying risk is broadly matched.
Liabilities of disposal groups held for sale decreased by $79bn or
73% following the completion of the sales of our retail banking operations in France and our banking operations in Canada during
2024.
Other liabilities decreased by $13bn or 6%, including from a $9bn reduction in settlement account balances in our main legal entity in the US.
Equity
Total shareholders’ equity, including non-controlling interests, of
$192bn was stable compared with 31 December 2023.
Shareholders’ equity was increased by profits generated of $24bn and net gains through other comprehensive income (‘OCI’) of $2bn. These increases were broadly offset by the impact of dividends paid of
$16bn, and the impact of our $11bn share buy-back activities in 2024.
The net gains through OCI of $2bn included a favourable movement of $6bn due to the recycling of foreign exchange and other reserves to the income statement, primarily relating to the completion of disposals in Argentina and Canada, as well as a favourable movement of $1bn from the effects of hyperinflation. These impacts were partly offset by $5bn of exchange differences.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 31 December 2024, we had recognised a pre-tax cumulative
unrealised loss reserve through other comprehensive income of
$3.8bn related to these hold-to-collect-and-sell positions, excluding investments held in our insurance business. This reflected a $0.1bn pre-tax gain in 2024, inclusive of movements on related fair value hedges. In 2023, we recognised a loss of $1.0bn in the income statement in relation to Treasury repositioning and risk management actions in this portfolio, compared with minimal disposal losses in
2024. Overall, the Group is positively exposed to rising interest rates through NII, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity, or as interest rates begin to fall.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At
31 December 2024, there was a cumulative unrecognised loss of
$2.9bn. This included an unrealised loss of $2.2bn that related to debt instruments held to manage our interest rate exposure, representing a deterioration of $1.2bn during 2024.

Customer accounts by country/territory
	2024	2023
	$m	$m
Hong Kong	575,141	543,504
UK	524,251	508,181
US	99,278	99,607
Singapore	76,737	73,547
Mainland China	63,169	56,006
France	40,384	42,666
Australia	31,951	32,071
Germany[1]	23,564	30,641
Mexico	27,525	29,423
UAE	28,008	24,882
India	27,199	24,377
Taiwan	17,067	16,949
Malaysia	17,038	15,983
Egypt	4,137	5,858
Indonesia	5,558	5,599
Türkiye	3,489	3,510
Other[1]	90,459	98,843
At 31 Dec	1,654,955	1,611,647
1At 31 December 2024, customer accounts of $5bn met the criteria to be classified as held for sale and are reported within ‘Liabilities of disposal groups held for sale’ on the balance sheet, of which $3bn and $2bn belongs to the planned sale of our South Africa business and planned sale of our private banking business in
Germany, respectively. Refer to Note 23 on page 433 for further details.

HSBC Holdings plc Annual Report on Form 20-F	95

Loans and advances, deposits by currency
	At
	31 Dec 2024
$m	USD	GBP	HKD	EUR	CNY	Others[1]	Total
Loans and advances to banks	33,727	15,267	5,340	4,137	8,129	35,439	102,039
Loans and advances to customers	171,530	286,797	203,586	68,437	51,966	148,342	930,658
Total loans and advances	205,257	302,064	208,926	72,574	60,095	183,781	1,032,697
Deposits by banks	31,415	18,771	3,973	8,788	4,114	6,936	73,997
Customer accounts	476,210	426,747	316,997	124,452	67,405	243,144	1,654,955
Total deposits	507,625	445,518	320,970	133,240	71,519	250,080	1,728,952

	31 Dec 2023
Loans and advances to banks	33,231	15,632	7,106	4,688	8,772	43,473	112,902
Loans and advances to customers	170,274	284,261	213,079	68,655	49,594	152,672	938,535
Total loans and advances	203,505	299,893	220,185	73,343	58,366	196,145	1,051,437
Deposits by banks	28,744	18,231	2,597	6,997	4,517	12,077	73,163
Customer accounts	441,967	423,725	305,520	128,444	63,535	248,456	1,611,647
Total deposits	470,711	441,956	308,117	135,441	68,052	260,533	1,684,810
1‘Others’ includes items with no currency information available of $878m for loans to banks (2023: $1,592m), $941m for loans to customers (2023: $1,904m), nil for deposits by banks (2023: $11m) and $6m for customer accounts (2023: $8m).
Risk-weighted assets
Risk-weighted assets (‘RWAs‘) decreased by $15.8bn during the year, primarily due to strategic disposals of $47.8bn, a decrease of $22.2bn from foreign currency translation differences and a $8.9bn reduction from methodology and policy changes, mainly driven by a $7.5bn fall due to regulatory changes related to the risk-weighting of residential mortgages in Hong Kong. These were offset by the increase of
$63.1bn RWAs, reflected in the following movements:
–a $49.4bn increase in asset size, which was in part attributed to a
$14.6bn rise in operational risk, driven by an increase in average income. Further increases were due to corporate lending growth, largely in HSBC UK Bank plc and in SAB, higher sovereign
exposures in Other trading entities and Asia, and retail mortgage growth in the US and HSBC UK Bank plc; and
–a $7.4bn increase mainly following a revision to the definition of default in our probability of default (‘PD‘) models for exposures to financial institutions and post-model adjustments in Hong Kong, and a $6.3bn increase from credit risk migrations in Asia, including in the Hong Kong commercial real estate sector.
In January 2025, the PRA announced the delay of Basel 3.1
implementation to 1 January 2027 pending US developments. The near-final rules released in September 2024 are now subject to a three-year transitional provision, ensuring that the date for full implementation remains 1 January 2030. We expect that the impact on our CET1 ratio will be a modest benefit.

RWAs by currency
	At
	31 Dec 2024
$m	USD	GBP	HKD	EUR	CNY	Others	Total
RWAs[1]	205,645	165,684	136,001	67,440	56,561	206,923	838,254

	31 Dec 2023
RWAs[1]	202,697	155,231	135,701	69,996	57,907	232,582	854,114
1 RWAs include credit risk, market risk and operational risk RWAs.

96	HSBC Holdings plc Annual Report on Form 20-F
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

Assets
	2024			2023
	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%
Summary
Interest-earning assets measured at amortised cost (itemised below)	2,099,285	108,631	5.17	2,161,746	100,868	4.67
Trading assets and financial assets designated and otherwise mandatorily measured at fair value through profit or loss	244,686	7,943	3.25	215,435	6,598	3.06
Expected credit losses provision	(10,633)	N/A	N/A	(11,603)	N/A	N/A
Non-interest-earning assets	729,136	N/A	N/A	694,309	N/A	N/A
Total assets and interest income	3,062,474	116,574	3.81	3,059,887	107,466	3.51
Average yield on all interest-earning assets			4.97			4.52
Short-term funds and loans and advances to banks
HSBC Bank plc	151,675	5,993	3.95	174,004	6,201	3.56
HSBC UK Bank plc	76,705	3,255	4.24	100,780	3,486	3.46
The Hongkong and Shanghai Banking Corporation Limited	86,976	3,250	3.74	88,089	3,078	3.49
HSBC Bank Middle East Limited	6,960	418	6.01	6,289	354	5.63
HSBC North America Holdings Inc.	29,434	1,275	4.33	33,034	1,136	3.44
HSBC Bank Canada	13	—	—	102	2	1.96
Grupo Financiero HSBC, S.A. de C.V.	3,037	298	9.81	2,609	267	10.23
Other trading entities	5,992	812	13.55	12,752	807	6.33
Holding companies, shared service centres and intra-group eliminations	(11,275)	(574)	5.09	(13,985)	(561)	4.01
At 31 Dec	349,517	14,727	4.21	403,674	14,770	3.66

Loans and advances to customers
HSBC Bank plc	110,123	5,740	5.21	109,576	4,989	4.55
HSBC UK Bank plc	275,614	13,176	4.78	261,516	11,219	4.29
The Hongkong and Shanghai Banking Corporation Limited	455,258	21,804	4.79	467,179	21,821	4.67
HSBC Bank Middle East Limited	20,558	1,313	6.39	19,769	1,229	6.22
HSBC North America Holdings Inc.	56,149	3,403	6.06	54,129	3,175	5.87
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	26,704	3,631	13.60	24,844	3,406	13.71
Other trading entities	5,642	918	16.27	21,083	2,338	11.09
Holding companies, shared service centres and intra-group eliminations	(223)	(106)	47.53	(379)	(504)	132.98
At 31 Dec	949,825	49,879	5.25	957,717	47,673	4.98

Reverse repurchase agreements – banks[1]
HSBC Bank plc	38,819	3,293	8.48	53,042	3,177	5.99
HSBC UK Bank plc	2,401	109	4.54	1,700	69	4.06
The Hongkong and Shanghai Banking Corporation Limited	57,293	2,384	4.16	65,387	2,437	3.73
HSBC Bank Middle East Limited	4,195	243	5.79	3,105	171	5.51
HSBC North America Holdings Inc.	12,262	840	6.85	8,859	645	7.28
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	2,599	281	10.81	2,419	254	10.50
Other trading entities	2,182	363	16.64	3,825	604	15.79
Holding companies, shared service centres and intra-group eliminations	(15,962)	(833)	5.22	(25,187)	(871)	3.46
At 31 Dec	103,789	6,680	6.44	113,150	6,486	5.73

HSBC Holdings plc Annual Report on Form 20-F	97

Assets (continued)
	2024			2023
	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%
Reverse repurchase agreements – customers[1]
HSBC Bank plc	46,092	4,178	9.06	36,414	2,707	7.43
HSBC UK Bank plc	7,832	478	6.10	5,841	327	5.60
The Hongkong and Shanghai Banking Corporation Limited	41,295	1,368	3.31	49,010	970	1.98
HSBC Bank Middle East Limited	2,644	135	5.11	2,418	113	4.67
HSBC North America Holdings Inc.	42,410	4,851	11.44	34,842	3,756	10.78
HSBC Bank Canada	2	—	—	36	2	5.56
Grupo Financiero HSBC, S.A. de C.V.	280	32	11.43	269	31	11.52
Other trading entities	—	—	—	—	—	—
Holding companies, shared service centres and intra-group eliminations	(5,650)	(1)	0.02	(1,717)	(1)	0.06
At 31 Dec	134,905	11,041	8.18	127,113	7,905	6.22

Financial investments
HSBC Bank plc	70,702	3,013	4.26	51,179	1,866	3.65
HSBC UK Bank plc	41,036	1,845	4.50	27,025	891	3.30
The Hongkong and Shanghai Banking Corporation Limited	274,924	11,023	4.01	241,467	8,664	3.59
HSBC Bank Middle East Limited	11,690	565	4.83	10,682	451	4.22
HSBC North America Holdings Inc.	44,044	1,945	4.42	39,961	1,634	4.09
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	5,150	481	9.34	4,050	291	7.19
Other trading entities	3,375	802	23.76	11,091	1,908	17.20
Holding companies, shared service centres and intra-group eliminations	19,261	913	4.74	21,908	1,153	5.26
At 31 Dec	470,182	20,587	4.38	407,363	16,858	4.14

Other interest-earning assets
HSBC Bank plc	59,244	2,587	4.37	58,744	3,197	5.44
HSBC UK Bank plc	252	35	13.89	1,304	79	6.06
The Hongkong and Shanghai Banking Corporation Limited	10,747	653	6.08	11,182	744	6.65
HSBC Bank Middle East Limited	(178)	1	(0.56)	583	2	0.34
HSBC North America Holdings Inc.	3,726	195	5.23	3,720	233	6.26
HSBC Bank Canada	19,475	984	5.05	82,832	4,023	4.86
Grupo Financiero HSBC, S.A. de C.V.	315	15	4.76	650	24	3.69
Other trading entities	3,551	1,922	54.13	104	1,853	1,781.73
Holding companies, shared service centres and intra-group eliminations	(6,065)	(675)	11.13	(6,390)	(2,979)	46.62
At 31 Dec	91,067	5,717	6.28	152,729	7,176	4.70

Total interest-earning assets
HSBC Bank plc	476,655	24,804	5.20	482,959	22,137	4.58
HSBC UK Bank plc	403,840	18,898	4.68	398,166	16,071	4.04
The Hongkong and Shanghai Banking Corporation Limited	926,493	40,482	4.37	922,314	37,714	4.09
HSBC Bank Middle East Limited	45,869	2,675	5.83	42,846	2,320	5.41
HSBC North America Holdings Inc.	188,025	12,509	6.65	174,545	10,579	6.06
HSBC Bank Canada	19,490	984	5.05	82,970	4,027	4.85
Grupo Financiero HSBC, S.A. de C.V.	38,085	4,738	12.44	34,841	4,273	12.26
Other trading entities	20,742	4,817	23.22	48,855	7,510	15.37
Holding companies, shared service centres and intra-group eliminations	(19,914)	(1,276)	6.41	(25,750)	(3,763)	14.61
At 31 Dec	2,099,285	108,631	5.17	2,161,746	100,868	4.67
1The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.

Equity and liabilities
	2024			2023
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Summary
Interest-bearing liabilities measured at amortised cost (itemised below)	1,920,795	75,898	3.95	1,872,883	65,072	3.47
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	143,636	5,271	3.67	126,969	4,960	3.91
Non-interest bearing current accounts	220,291	N/A	N/A	253,741	N/A	N/A
Total equity and other non-interest bearing liabilities	777,753	N/A	N/A	806,294	N/A	N/A
Total equity and liabilities	3,062,475	81,169	2.65	3,059,887	70,032	2.29
Average cost on all interest-bearing liabilities			3.93			3.50

98	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Equity and liabilities (continued)
	2024			2023
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Deposits by banks[1]
HSBC Bank plc	33,041	1,376	4.16	29,222	1,137	3.89
HSBC UK Bank plc	13,265	743	5.60	12,917	616	4.77
The Hongkong and Shanghai Banking Corporation Limited	24,561	611	2.49	22,416	507	2.26
HSBC Bank Middle East Limited	5,870	303	5.16	4,253	200	4.70
HSBC North America Holdings Inc.	9,012	329	3.65	8,150	315	3.87
HSBC Bank Canada	27	—	—	270	6	2.22
Grupo Financiero HSBC, S.A. de C.V.	648	74	11.42	540	101	18.70
Other trading entities	890	46	5.17	3,245	31	0.96
Holding companies, shared service centres and intra-group eliminations	(20,909)	(552)	2.64	(20,621)	(512)	2.48
At 31 Dec	66,405	2,930	4.41	60,392	2,401	3.98

Debt Securities in issue – non trading
HSBC Bank plc	47,684	2,536	5.32	38,067	1,887	4.96
HSBC UK Bank plc	22,042	1,357	6.16	18,285	759	4.15
The Hongkong and Shanghai Banking Corporation Limited	45,303	2,772	6.12	48,728	2,816	5.78
HSBC Bank Middle East Limited	1,668	67	4.02	1,970	73	3.71
HSBC North America Holdings Inc.	26,551	1,694	6.38	23,921	1,505	6.29
HSBC Bank Canada	181	12	6.63	741	51	6.88
Grupo Financiero HSBC, S.A. de C.V.	3,429	353	10.29	1,696	92	5.42
Other trading entities	1,608	142	8.83	1,643	155	9.43
Holding companies, shared service centres and intra-group eliminations	47,974	3,873	8.07	49,816	3,885	7.80
At 31 Dec	196,440	12,806	6.52	184,867	11,223	6.07

Customer accounts[2]
HSBC Bank plc	258,026	10,753	4.17	230,846	8,511	3.69
HSBC UK Bank plc	279,227	6,156	2.20	269,034	4,532	1.68
The Hongkong and Shanghai Banking Corporation Limited	738,028	17,654	2.39	702,788	14,523	2.07
HSBC Bank Middle East Limited	14,725	520	3.53	12,996	382	2.94
HSBC North America Holdings Inc.	78,919	3,030	3.84	77,557	2,731	3.52
HSBC Bank Canada	—	—	—	1	—	—
Grupo Financiero HSBC, S.A. de C.V.	22,573	1,555	6.89	22,579	1,489	6.59
Other trading entities	7,123	1,012	14.21	28,887	2,396	8.29
Holding companies, shared service centres and intra-group eliminations	(12,781)	(507)	3.97	(9,885)	(402)	4.07
At 31 Dec	1,385,840	40,173	2.90	1,334,803	34,162	2.56

Repurchase agreements – with banks[3]
HSBC Bank plc	17,981	2,212	12.30	22,132	1,915	8.65
HSBC UK Bank plc	317	23	7.26	656	34	5.18
The Hongkong and Shanghai Banking Corporation Limited	60,491	2,640	4.36	43,153	1,368	3.17
HSBC Bank Middle East Limited	3,276	178	5.43	1,982	99	4.99
HSBC North America Holdings Inc.	10,110	655	6.48	5,542	444	8.01
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	181	25	13.81	296	36	12.16
Other trading entities	304	43	14.14	737	114	15.47
Holding companies, shared service centres and intra-group eliminations	(18,373)	(881)	4.80	(24,798)	(1,009)	4.07
At 31 Dec	74,287	4,895	6.59	49,700	3,001	6.04

Repurchase agreements – with customers[3]
HSBC Bank plc	44,267	4,090	9.24	34,218	2,514	7.35
HSBC UK Bank plc	3,147	273	8.67	7,556	428	5.66
The Hongkong and Shanghai Banking Corporation Limited	22,262	1,108	4.98	22,496	994	4.42
HSBC Bank Middle East Limited	19	1	5.26	—	—	—
HSBC North America Holdings Inc.	42,071	4,821	11.46	31,161	3,538	11.35
HSBC Bank Canada	230	13	5.65	487	25	5.13
Grupo Financiero HSBC, S.A. de C.V.	3,850	415	10.78	3,429	382	11.14
Other trading entities	10	1	10.00	12	1	8.33
Holding companies, shared service centres and intra-group eliminations	(2,806)	—	—	(2,454)	(25)	1.02
At 31 Dec	113,050	10,722	9.48	96,905	7,857	8.11

HSBC Holdings plc Annual Report on Form 20-F	99

Equity and liabilities (continued)
	2024			2023
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Other interest-bearing liabilities
HSBC Bank plc	54,689	2,582	4.72	65,326	3,498	5.35
HSBC UK Bank plc	426	16	3.76	607	19	3.13
The Hongkong and Shanghai Banking Corporation Limited	14,052	619	4.41	16,699	800	4.79
HSBC Bank Middle East Limited	274	14	5.11	92	14	15.22
HSBC North America Holdings Inc.	7,582	367	4.84	3,253	334	10.27
HSBC Bank Canada	16,483	659	4.00	70,814	2,519	3.56
Grupo Financiero HSBC, S.A. de C.V.	183	24	13.11	191	27	14.14
Other trading entities	2,882	798	27.69	271	1,046	385.98
Holding companies, shared service centres and intra-group eliminations	(11,798)	(707)	5.99	(11,037)	(1,829)	16.57
At 31 Dec	84,773	4,372	5.16	146,216	6,428	4.40

Total interest-bearing liabilities
HSBC Bank plc	455,688	23,549	5.17	419,811	19,462	4.64
HSBC UK Bank plc	318,424	8,568	2.69	309,055	6,388	2.07
The Hongkong and Shanghai Banking Corporation Limited	904,697	25,404	2.81	856,280	21,008	2.45
HSBC Bank Middle East Limited	25,832	1,083	4.19	21,293	768	3.61
HSBC North America Holdings Inc.	174,245	10,896	6.25	149,584	8,867	5.93
HSBC Bank Canada	16,921	684	4.04	72,313	2,601	3.60
Grupo Financiero HSBC, S.A. de C.V.	30,864	2,446	7.93	28,731	2,127	7.40
Other trading entities	12,817	2,042	15.93	34,795	3,743	10.76
Holding companies, shared service centres and intra-group eliminations	(18,693)	1,226	(6.56)	(18,979)	108	(0.57)
At 31 Dec	1,920,795	75,898	3.95	1,872,883	65,072	3.47
1This includes interest-bearing bank deposits only. See page 104 for an analysis of all bank deposits.
2This includes interest-bearing customer accounts only. See page 105 for an analysis of all customer accounts.
3The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.

Net interest margin[1]
	2024	2023	2022
	%	%	%
HSBC Bank plc	0.26	0.55	0.51
HSBC UK Bank plc	2.56	2.43	1.89
The Hongkong and Shanghai Banking Corporation Limited	1.63	1.81	1.54
HSBC Bank Middle East Limited	3.47	3.62	2.38
HSBC North America Holdings Inc.	0.86	0.98	1.06
HSBC Bank Canada	1.54	1.54	1.49
Grupo Financiero HSBC, S.A. de C.V.	6.02	6.17	6.22
Other trading entities	13.37	7.71	4.49
At 31 Dec	1.56	1.66	1.42
1Net interest margin is calculated as net interest income divided by average interest-earning assets.

Distribution of average total assets
	2024	2023	2022
	%	%	%
HSBC Bank plc	30.6	30.0	29.0
HSBC UK Bank plc	13.7	14.0	14.0
The Hongkong and Shanghai Banking Corporation Limited	45.4	44.0	44.0
HSBC Bank Middle East Limited	1.9	2.0	2.0
HSBC North America Holdings Inc.	8.4	8.0	9.0
HSBC Bank Canada	0.7	3.0	3.0
Grupo Financiero HSBC, S.A. de C.V.	1.6	2.0	1.0
Other trading entities	1.1	2.0	2.0
Holding companies, shared service centres and intra-group eliminations	(3.4)	(5.0)	(4.0)
At 31 Dec	100.0	100.0	100.0

100	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Analysis of changes in net interest income and net interest expense
The following tables allocate changes in interest income and interest expense between volume and rate for 2024 compared with 2023, and for
2023 compared with 2022. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest income
		Increase/(decrease) in 2024 compared with 2023			Increase/(decrease) in 2023 compared with 2022
	2024	Volume	Rate	2023	Volume	Rate	2022
	$m	$m	$m	$m	$m	$m	$m
Short-term funds and loans and advances to banks
HSBC Bank plc	5,993	(887)	679	6,201	(149)	4,815	1,535
HSBC UK Bank plc	3,255	(1,017)	786	3,486	(694)	2,467	1,713
The Hongkong and Shanghai Banking Corporation Limited	3,250	(48)	220	3,078	(122)	1,934	1,266
HSBC Bank Middle East Limited	418	40	24	354	65	168	121
HSBC North America Holdings Inc.	1,275	(155)	294	1,136	(356)	966	526
HSBC Bank Canada	—	—	(2)	2	(119)	44	77
Grupo Financiero HSBC, S.A. de C.V.	298	42	(11)	267	29	76	162
Other trading entities	812	(916)	921	807	36	541	230
Holding companies, shared service centres and intra-group eliminations	(574)	138	(151)	(561)	17	(525)	(53)
At 31 Dec	14,727	(2,263)	2,220	14,770	(1,547)	10,740	5,577

Loans and advances to customers
HSBC Bank plc	5,740	28	723	4,989	(159)	2,557	2,591
HSBC UK Bank plc	13,176	676	1,281	11,219	526	3,593	7,100
The Hongkong and Shanghai Banking Corporation Limited	21,804	(578)	561	21,821	(1,052)	8,619	14,254
HSBC Bank Middle East Limited	1,313	50	34	1,229	(49)	497	781
HSBC North America Holdings Inc.	3,403	125	103	3,175	(98)	1,294	1,979
HSBC Bank Canada	—	—	—	—	(1,684)	—	1,684
Grupo Financiero HSBC, S.A. de C.V.	3,631	252	(27)	3,406	641	391	2,374
Other trading entities	918	(2,512)	1,092	2,338	(143)	653	1,828
Holding companies, shared service centres and intra-group eliminations	(106)	74	324	(504)	(40)	(416)	(48)
At 31 Dec	49,879	(380)	2,586	47,673	(3,272)	18,402	32,543

Reverse repurchase agreements – with banks
HSBC Bank plc	3,293	(1,205)	1,321	3,177	1,226	1,307	644
HSBC UK Bank plc	109	32	8	69	1	46	22
The Hongkong and Shanghai Banking Corporation Limited	2,384	(334)	281	2,437	64	1,153	1,220
HSBC Bank Middle East Limited	243	63	9	171	23	95	53
HSBC North America Holdings Inc.	840	233	(38)	645	(123)	560	208
HSBC Bank Canada	—	—	—	—	(19)	—	19
Grupo Financiero HSBC, S.A. de C.V.	281	20	7	254	83	36	135
Other trading entities	363	(274)	33	604	251	122	231
Holding companies, shared service centres and intra-group eliminations	(833)	481	(443)	(871)	(514)	(50)	(307)
At 31 Dec	6,680	(609)	803	6,486	381	3,880	2,225

Reverse repurchase agreements – with customers
HSBC Bank plc	4,178	877	594	2,707	(7)	1,813	901
HSBC UK Bank plc	478	122	29	327	(306)	494	139
The Hongkong and Shanghai Banking Corporation Limited	1,368	(254)	652	970	75	521	374
HSBC Bank Middle East Limited	135	11	11	113	26	50	37
HSBC North America Holdings Inc.	4,851	865	230	3,756	636	2,012	1,108
HSBC Bank Canada	—	—	(2)	2	(165)	78	89
Grupo Financiero HSBC, S.A. de C.V.	32	1	—	31	6	13	12
Other trading entities	—	—	—	—	—	—	—
Holding companies, shared service centres and intra-group eliminations	(1)	(1)	1	(1)	1	(3)	1
At 31 Dec	11,041	645	2,491	7,905	166	5,078	2,661

HSBC Holdings plc Annual Report on Form 20-F	101

Interest income (continued)
		Increase/(decrease) in 2024 compared with 2023			Increase/(decrease) in 2023 compared with 2022
	2024	Volume	Rate	2023	Volume	Rate	2022
	$m	$m	$m	$m	$m	$m	$m
Financial investments
HSBC Bank plc	3,013	835	312	1,866	162	928	776
HSBC UK Bank plc	1,845	630	324	891	264	359	268
The Hongkong and Shanghai Banking Corporation Limited	11,023	1,345	1,014	8,664	1,172	4,026	3,466
HSBC Bank Middle East Limited	565	49	65	451	61	254	136
HSBC North America Holdings Inc.	1,945	179	132	1,634	106	692	836
HSBC Bank Canada	—	—	—	—	(252)	—	252
Grupo Financiero HSBC, S.A. de C.V.	481	103	87	291	8	42	241
Other trading entities	802	(1,834)	728	1,908	(329)	724	1,513
Holding companies, shared service centres and intra-group eliminations	913	(126)	(114)	1,153	38	899	216
At 31 Dec	20,587	2,751	978	16,858	1,439	7,715	7,704

Interest expense
		Increase/(decrease) in 2024 compared with 2023			Increase/(decrease) in 2023 compared with 2022
	2024	Volume	Rate	2023	Volume	Rate	2022
	$m	$m	$m	$m	$m	$m	$m
Deposits by banks
HSBC Bank plc	1,376	160	79	1,137	(392)	1,294	235
HSBC UK Bank plc	743	20	107	616	8	414	194
The Hongkong and Shanghai Banking Corporation Limited	611	52	52	507	(145)	413	239
HSBC Bank Middle East Limited	303	83	20	200	89	19	92
HSBC North America Holdings Inc.	329	32	(18)	315	(1)	228	88
HSBC Bank Canada	—	—	(6)	6	(10)	14	2
Grupo Financiero HSBC, S.A. de C.V.	74	12	(39)	101	(22)	54	69
Other trading entities	46	(122)	137	31	10	4	17
Holding companies, shared service centres and intra-group eliminations	(552)	(7)	(33)	(512)	(33)	(313)	(166)
At 31 Dec	2,930	269	260	2,401	(611)	2,242	770

Customer accounts
HSBC Bank plc	10,753	1,134	1,108	8,511	1,037	5,293	2,181
HSBC UK Bank plc	6,156	225	1,399	4,532	(7)	3,679	860
The Hongkong and Shanghai Banking Corporation Limited	17,654	882	2,249	14,523	165	10,202	4,156
HSBC Bank Middle East Limited	520	61	77	382	96	216	70
HSBC North America Holdings Inc.	3,030	51	248	2,731	36	1,886	809
HSBC Bank Canada	—	—	—	—	(567)	—	567
Grupo Financiero HSBC, S.A. de C.V.	1,555	(2)	68	1,489	228	478	783
Other trading entities	1,012	(3,094)	1,710	2,396	(6)	817	1,585
Holding companies, shared service centres and intra-group eliminations	(507)	(115)	10	(402)	(105)	(189)	(108)
At 31 Dec	40,173	1,473	4,538	34,162	(232)	23,491	10,903

102	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Interest expense (continued)
		Increase/(decrease) in 2024 compared with 2023			Increase/(decrease) in 2023 compared with 2022
	2024	Volume	Rate	2023	Volume	Rate	2022
	$m	$m	$m	$m	$m	$m	$m
Repurchase agreements – with banks
HSBC Bank plc	2,212	(511)	808	1,915	782	851	282
HSBC UK Bank plc	23	(25)	14	34	24	6	4
The Hongkong and Shanghai Banking Corporation Limited	2,640	758	514	1,368	536	368	464
HSBC Bank Middle East Limited	178	70	9	99	31	45	23
HSBC North America Holdings Inc.	655	296	(85)	444	(97)	400	141
HSBC Bank Canada	—	—	—	—	(12)	—	12
Grupo Financiero HSBC, S.A. de C.V.	25	(16)	5	36	18	8	10
Other trading entities	43	(61)	(10)	114	62	4	48
Holding companies, shared service centres and intra-group eliminations	(881)	309	(181)	(1,009)	(480)	(243)	(286)
At 31 Dec	4,895	1,621	273	3,001	848	1,455	698

Repurchase agreements – with customers
HSBC Bank plc	4,090	929	647	2,514	591	1,212	711
HSBC UK Bank plc	273	(382)	227	428	(115)	392	151
The Hongkong and Shanghai Banking Corporation Limited	1,108	(12)	126	994	357	409	228
HSBC Bank Middle East Limited	1	1	—	—	—	—	—
HSBC North America Holdings Inc.	4,821	1,249	34	3,538	291	2,222	1,025
HSBC Bank Canada	13	(15)	3	25	(188)	122	91
Grupo Financiero HSBC, S.A. de C.V.	415	45	(12)	382	133	71	178
Other trading entities	1	—	—	1	—	—	1
Holding companies, shared service centres and intra-group eliminations	—	—	25	(25)	1	(28)	2
At 31 Dec	10,722	1,537	1,328	7,857	1,156	4,314	2,387

Debt securities in issue – non trading
HSBC Bank plc	2,536	512	137	1,887	93	1,100	694
HSBC UK Bank plc	1,357	230	368	759	71	240	448
The Hongkong and Shanghai Banking Corporation Limited	2,772	(210)	166	2,816	154	1,293	1,369
HSBC Bank Middle East Limited	67	(12)	6	73	(9)	35	47
HSBC North America Holdings Inc.	1,694	167	22	1,505	193	653	659
HSBC Bank Canada	12	(37)	(2)	51	(762)	520	293
Grupo Financiero HSBC, S.A. de C.V.	353	178	83	92	28	(10)	74
Other trading entities	142	(3)	(10)	155	(27)	4	178
Holding companies, shared service centres and intra-group eliminations	3,873	(147)	135	3,885	531	1,509	1,845
At 31 Dec	12,806	751	832	11,223	313	5,303	5,607

HSBC Holdings plc Annual Report on Form 20-F	103
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
rather than individual contractual repayment terms. The analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows.

	2024	2023
	$m	$m
Maturity of 1 year or less
Loans and advances to banks	97,156	107,658
Loans and advances to customers	341,022	344,777
	438,178	452,435
Maturity after 1 year but within 5 years
Loans and advances to banks	4,513	5,086
Loans and advances to customers	268,427	272,772
	272,940	277,858
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	1,217	2,623
Variable interest rate	3,296	2,463
	4,513	5,086
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	60,088	60,734
Variable interest rate	208,339	212,038
	268,427	272,772
Maturity after 5 years but within 15 years
Loans and advances to banks	383	173
Loans and advances to customers	164,603	169,345
	164,986	169,518
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	333	173
Variable interest rate	50	—
	383	173
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	69,464	72,458
Variable interest rate	95,139	96,887
	164,603	169,345
Maturity after 15 years
Loans and advances to banks	—	—
Loans and advances to customers	166,321	162,713
	166,321	162,713
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—	—
Variable interest rate	—	—
	—	—
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	76,945	72,014
Variable interest rate	89,376	90,699
	166,321	162,713

104	HSBC Holdings plc Annual Report on Form 20-F
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

Deposits by banks
	2024		2023
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
HSBC UK Bank Plc	13,243		12,966
– demand and other – non-interest bearing	31	—	85	—
– demand – interest bearing	11	2.7	20	5.0
– time	13,201	5.5	12,861	4.6
– other	—	—	—	—
HSBC Bank plc	33,104		29,569
– demand and other – non-interest bearing	6,159	—	6,354	—
– demand – interest bearing	18,384	4.9	16,781	4.1
– time	8,197	3.9	6,113	4.0
– other	364	—	321	—
The Hong Kong and Shanghai Banking Corporation Limited	21,785		21,179
– demand and other – non-interest bearing	3,412	—	3,569	—
– demand – interest bearing	13,326	2.3	14,311	2.2
– time	5,035	5.0	3,295	4.9
– other	12	—	4	—
HSBC Bank Middle East Limited	2,566		1,517
– demand and other – non-interest bearing	101	—	140	—
– demand – interest bearing	721	0.6	558	1.3
– time	1,665	5.9	717	5.4
– other	79	—	102	—
HSBC North America Holdings Inc.	5,449		5,352
– demand and other – non-interest bearing	942	—	780	—
– demand – interest bearing	4,271	4.8	3,918	4.4
– time	236	5.5	654	5.4
– other	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V	662		540
– demand and other – non-interest bearing	14	—	—	—
– demand – interest bearing	34	11.8	43	11.6
– time	614	10.7	497	18.7
– other	—	—	—	—
Other trading entities	271		291
– demand and other – non-interest bearing	16	—	94	—
– demand – interest bearing	13	7.7	37	5.4
– time	242	10.7	160	11.3
– other	—	—	—	—
Total	77,080	3.8	71,414
– demand and other – non-interest bearing	10,675	—	11,022	—
– demand – interest bearing	36,760	3.9	35,668	3.4
– time	29,190	5.1	24,297	4.9
– other	455	—	427	—

HSBC Holdings plc Annual Report on Form 20-F	105

Customer accounts
	2024		2023
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
HSBC UK Bank Plc	336,151		334,043
– demand and other – non-interest bearing	58,672	—	65,498	—
– demand – interest bearing	224,061	1.9	225,190	1.5
– savings	39,915	3.0	31,666	2.5
– time	13,473	4.3	11,538	3.8
– other	30	3.3	151	4.0
HSBC Bank plc	297,942		282,193
– demand and other – non-interest bearing	49,569	—	59,751	—
– demand – interest bearing	164,360	4.2	156,071	3.8
– savings	49,037	3.3	41,771	2.9
– time	34,976	5.1	22,647	4.4
– other	—	—	1,953	4.4
The Hong Kong and Shanghai Banking Corporation Limited	805,694		777,111
– demand and other – non-interest bearing	68,539	—	74,908	—
– demand – interest bearing	416,431	1.0	441,399	0.9
– savings	311,870	4.1	225,530	4.0
– time	8,704	4.9	35,274	4.5
– other	150	—	—	—
HSBC Bank Middle East Limited	33,470		31,265
– demand and other – non-interest bearing	18,761	—	18,308	—
– demand – interest bearing	6,372	2.4	6,255	1.8
– savings	7,186	4.2	5,414	3.6
– time	1,151	5.6	1,288	5.6
– other	—	—	—	—
HSBC North America Holdings Inc.	95,893		99,377
– demand and other – non-interest bearing	17,409	—	22,096	—
– demand – interest bearing	34,270	3.7	28,438	4.2
– savings	44,214	4.0	40,380	2.8
– time	—	—	8,463	4.8
– other	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	29,311	5.3	28,315	5.3
– demand and other – non-interest bearing	6,738	—	5,736	—
– demand – interest bearing	13,881	5.6	13,174	5.3
– savings	—	—	1,166	—
– time	8,692	8.9	8,239	9.6
– other	—	—	—	—
Other trading entities	11,504	12.8	40,516	4.3
– demand and other – non-interest bearing	4,438	—	11,720	—
– demand – interest bearing	2,252	8.0	11,936	—
– savings	4,060	30.9	10,476	16.7
– time	754	5.6	6,384	—
– other	—	—	—	—
Total	1,609,965	2.6	1,592,820	2.3
– demand and other – non-interest bearing	224,126	—	258,017	—
– demand – interest bearing	861,627	2.1	882,463	1.8
– savings	456,282	4.3	356,403	4.4
– time	67,750	5.4	93,833	5.0
– other	180	2.2	2,104	4.4

106	HSBC Holdings plc Annual Report on Form 20-F
Financial summary

Net charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.

Net charge-offs to average loans
	2024	2023
	%	%
Loans and advances to banks	—	—
Loans and advances to customers	0.44	0.38
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 174.
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
At 31 December 2024, the amount of uninsured deposits was $1.3tn
(31 December 2023: $1.3tn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

Maturity analysis of uninsured time deposits
	At 31 Dec 2024
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	$m	$m	$m	$m	$m
Uninsured time deposits	262,268	20,540	9,433	4,783	297,024

At 31 Dec 2023
Uninsured time deposits	246,148	18,293	10,831	3,676	278,948

HSBC Holdings plc Annual Report on Form 20-F	107

Global businesses and legal entities

Contents
107	Summary
108	Supplementary analysis of constant currency results and notable items by global business
112	Reconciliation of reported and constant currency risk-weighted assets
113	Supplementary tables for WPB and GBM
119	Analysis of reported results by legal entities
122	Summary information – legal entities and selected countries/territories
127	Analysis by country/territory

Summary
The Group CEO, supported in 2024 by the Group Executive
Committee (‘GEC‘), reviewed operating activity on a number of bases, including by global business and legal entities. Up to 31 December
2024, our global businesses – Wealth and Personal Banking,
Commercial Banking, and Global Banking and Markets – along with
Corporate Centre were our reportable segments under IFRS 8
‘Operating Segments’ and are presented below and in Note 10:
Segmental analysis on page 405. Following our organisational announcement in October 2024, effective from 1 January 2025 the
Group’s operating segments will comprise four new businesses –
Hong Kong, UK, Corporate and Institutional Banking, and International
Wealth and Premier Banking – along with Corporate Centre. These will replace our previously reported operating segments up to
31 December 2024.

Basis of preparation
The Group CEO, supported in 2024 by the rest of the GEC, is
considered the Chief Operating Decision Maker (‘CODM’) for the
purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of
constant currency performance. We separately disclose ‘notable items’, which are components of our income statement that
management would consider as outside the normal course of
business and generally non-recurring in nature. Constant currency performance information for 2023 and 2022 are presented as
described on page 85. As required by IFRS 8, reconciliations of the total constant currency global business results to the Group’s reported results are presented on page 406.
Supplementary reconciliations from reported to constant currency results by global business are presented on pages 108 to 110 for information purposes.
Global business performance is also assessed using return on tangible equity (‘RoTE’). A reconciliation of global business RoTE to the Group’s RoTE is provided on page 132.
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
Inc., HSBC Bank Canada and Grupo Financiero HSBC, S.A. de C.V.
The results of legal entities are presented on a reported basis on page 119 and a constant currency basis on page 122.

108	HSBC Holdings plc Annual Report on Form 20-F
Global businesses

Supplementary analysis of constant currency results and notable items by global business

Constant currency results[1]
	2024
	Wealth and Personal Banking[2]	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[3]	28,674	21,580	17,529	(1,929)	65,854
ECL	(1,335)	(1,815)	(235)	(29)	(3,414)
Operating expenses	(15,204)	(7,906)	(10,231)	298	(33,043)
Share of profit in associates and joint ventures	47	1	—	2,864	2,912
Profit/(loss) before tax	12,182	11,860	7,063	1,204	32,309
Loans and advances to customers (net)	447,085	306,926	169,516	7,131	930,658
Customer accounts	823,267	490,475	340,898	315	1,654,955
1In the current period constant currency results are equal to reported as there is no currency translation.
2On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My
Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[1]	28	—	(14)	(1,357)	(1,343)
– of which:
Argentina[1]	—	—	—	(6,138)	(6,138)
Canada[2]	—	—	—	4,924	4,924
France	55	—	—	5	60
Early redemption of legacy securities	—	—	—	(237)	(237)
Operating expenses
Disposals, acquisitions and related costs	(3)	(2)	(2)	(192)	(199)
– of which:
Argentina	—	(9)	—	(34)	(43)
Canada	(1)	(1)	—	(151)	(153)
France	1	—	—	(6)	(5)
Restructuring and other related costs[3]	(10)	2	(1)	(25)	(34)
1Includes $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina.
2  Includes $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
3Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Annual Report on Form 20-F	109

Reconciliation of reported results to constant currency results – global businesses (continued)
	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	27,275	22,867	16,115	(199)	66,058
Currency translation	(427)	(471)	(344)	96	(1,146)
Constant currency	26,848	22,396	15,771	(103)	64,912
ECL
Reported	(1,058)	(2,062)	(326)	(1)	(3,447)
Currency translation	123	56	9	—	188
Constant currency	(935)	(2,006)	(317)	(1)	(3,259)
Operating expenses
Reported	(14,738)	(7,524)	(9,865)	57	(32,070)
Currency translation	386	290	(7)	(93)	576
Constant currency	(14,352)	(7,234)	(9,872)	(36)	(31,494)
Share of profit/(loss) in associates and joint ventures
Reported	65	(1)	—	(257)	(193)
Currency translation	(1)	—	—	(62)	(63)
Constant currency	64	(1)	—	(319)	(256)
Profit/(loss) before tax
Reported	11,544	13,280	5,924	(400)	30,348
Currency translation	81	(125)	(342)	(59)	(445)
Constant currency	11,625	13,155	5,582	(459)	29,903
Loans and advances to customers (net)
Reported	454,878	309,422	173,966	269	938,535
Currency translation	(10,022)	(8,319)	(3,098)	(7)	(21,446)
Constant currency	444,856	301,103	170,868	262	917,089
Customer accounts
Reported	804,863	475,666	330,522	596	1,611,647
Currency translation	(12,153)	(10,571)	(9,296)	(14)	(32,034)
Constant currency	792,710	465,095	321,226	582	1,579,613
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[1,2,3]	4	1,591	—	(297)	1,298
Fair value movements on financial instruments[4]	—	—	—	14	14
Disposal losses on Markets Treasury repositioning	(391)	(316)	(270)	—	(977)
Operating expenses
Disposals, acquisitions and related costs	(53)	(55)	3	(216)	(321)
Restructuring and other related costs[5]	20	32	21	63	136
Impairment of interest in associate[6]	—	—	—	(3,000)	(3,000)
1  Includes the impact of the sale of our retail banking operations in France.
2  Includes the gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3  Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
4  Fair value movements on non-qualifying hedges in HSBC Holdings.
5  Amounts relate to reversals of restructuring provisions recognised during 2022.
6  Relates to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on page 423 to 424.

110	HSBC Holdings plc Annual Report on Form 20-F
Global businesses

Reconciliation of reported results to constant currency results – global businesses (continued)
	2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	21,103	16,494	14,899	(1,876)	50,620
Currency translation	(331)	(287)	(357)	(58)	(1,033)
Constant currency	20,772	16,207	14,542	(1,934)	49,587
ECL
Reported	(1,130)	(1,849)	(595)	(10)	(3,584)
Currency translation	(30)	(19)	17	1	(31)
Constant currency	(1,160)	(1,868)	(578)	(9)	(3,615)
Operating expenses
Reported	(14,415)	(7,052)	(9,383)	(1,851)	(32,701)
Currency translation	274	242	(20)	(24)	472
Constant currency	(14,141)	(6,810)	(9,403)	(1,875)	(32,229)
Share of profit/(loss) in associates and joint ventures
Reported	30	—	(2)	2,695	2,723
Currency translation	(1)	1	—	(164)	(164)
Constant currency	29	1	(2)	2,531	2,559
Profit/(loss) before tax
Reported	5,588	7,593	4,919	(1,042)	17,058
Currency translation	(88)	(63)	(360)	(245)	(756)
Constant currency	5,500	7,530	4,559	(1,287)	16,302
Loans and advances to customers (net)
Reported	422,309	311,957	188,940	355	923,561
Currency translation	2,763	(2,733)	(2,287)	(5)	(2,262)
Constant currency	425,072	309,224	186,653	350	921,299
Customer accounts
Reported	779,310	463,928	326,630	435	1,570,303
Currency translation	2,571	(1,122)	(3,210)	8	(1,753)
Constant currency	781,881	462,806	323,420	443	1,568,550
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[1]	(2,212)	—	—	(525)	(2,737)
Fair value movements on financial instruments[2]	—	—	—	(618)	(618)
Restructuring and other related costs[3]	98	(16)	(184)	(145)	(247)
Operating expenses
Disposals, acquisitions and related costs	(7)	—	—	(11)	(18)
Restructuring and other related costs	(357)	(266)	(252)	(2,007)	(2,882)
1Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn (inclusive of $0.4bn in goodwill impairments) related to the sale of the retail banking operations in France. Held-for-sale classification for the sale of the retail banking operations in
France was reversed in 1Q23 ($2.1bn loss reversed) and reinstated in 4Q23 ($2.0bn loss reinstated).
2Fair value movements on non-qualifying hedges in HSBC Holdings.
3Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Annual Report on Form 20-F	111
Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our global business segments. These comprise the strategic transactions where the financial impacts of the acquisition or disposal have qualified for material notable item treatment in our results. Material notable items are a subset of notable items and categorisation is dependent on the financial impact on the Group’s income statement. At 2024, strategic transactions classified as material notable items in current and comparative periods comprise the disposal of our retail banking operations in
France, our banking business in Canada, the sale of our business in
Argentina and the acquisition of SVB UK.
The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. It is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.

Constant currency results
	2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue	54	179	—	(1,209)	(976)
ECL	—	(3)	—	—	(3)
Operating expenses	(7)	(76)	—	(191)	(274)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit before tax	47	100	—	(1,400)	(1,253)
– HSBC Innovation Banking[1]		100		—	100
– Retail banking operations in France	47			(1)	46
– Banking business in Canada				4,773	4,773
– Business in Argentina				(6,172)	(6,172)
of which: notable items
Revenue	55	—	—	(1,209)	(1,154)
Profit before tax	55	7	—	(1,400)	(1,338)
of which: distorting impact of operating results between periods
Revenue	(1)	179	—	—	178
Profit/(loss) before tax	(8)	93	—	—	85

	2023
Revenue	690	2,407	49	(231)	2,915
ECL	22	(72)	11	—	(39)
Operating expenses	(658)	(331)	(59)	(218)	(1,266)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	54	2,004	1	(449)	1,610
– HSBC Innovation Banking[1]		1,583		—	1,583
– Retail banking operations in France	(141)			(26)	(167)
– Banking business in Canada	211	400	82	(424)	269
– Business in Argentina	(16)	21	(81)	—	(76)
of which: notable items
Revenue	41	1,659	—	(231)	1,469
Profit before tax	(11)	1,607	—	(449)	1,147
of which: distorting impact of operating results between periods
Revenue	649	748	49	—	1,446
Profit before tax	65	397	1	—	463
1Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

112	HSBC Holdings plc Annual Report on Form 20-F
Global businesses

Reconciliation of reported and constant currency risk-weighted assets

	At 31 Dec 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	181.1	337.9	231.9	87.4	838.3
Constant currency	181.1	337.9	231.9	87.4	838.3

	At 31 Dec 2023
Risk-weighted assets
Reported	192.9	354.5	218.5	88.2	854.1
Currency translation	(6.8)	(12.6)	(4.8)	(1.1)	(25.3)
Constant currency	186.1	341.9	213.7	87.1	828.8

	At 31 Dec 2022
Risk-weighted assets
Reported	182.9	342.4	225.9	88.5	839.7
Currency translation	(4.1)	(9.3)	(4.2)	(0.5)	(18.1)
Constant currency	178.8	333.1	221.7	88.0	821.6

HSBC Holdings plc Annual Report on Form 20-F	113
Supplementary tables for WPB and GBM
WPB constant currency performance by business unit
A breakdown of WPB by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.

WPB – summary (constant currency basis)
		Consists of1
	Total WPB	Banking operations	Life insurance	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
2024
Net operating income before change in expected credit losses and other credit impairment charges[2]	28,674	22,842	1,840	2,611	1,381
– net interest income	20,352	18,819	326	1,193	14
– net fee income/(expense)	5,930	3,452	177	1,015	1,286
– other income	2,392	571	1,337	403	81
ECL	(1,335)	(1,334)	—	(1)	—
Net operating income	27,339	21,508	1,840	2,610	1,381
Total operating expenses	(15,204)	(11,728)	(716)	(1,752)	(1,008)
Operating profit	12,135	9,780	1,124	858	373
Share of profit in associates and joint ventures	47	14	33	—	—
Profit before tax	12,182	9,794	1,157	858	373

2023
Net operating income before change in expected credit losses and other credit impairment charges[2]	26,848	21,920	1,396	2,268	1,264
– net interest income	19,902	18,455	282	1,167	(2)
– net fee income/(expense)	5,283	3,148	147	800	1,188
– other income	1,663	317	967	301	78
ECL	(935)	(933)	4	(6)	—
Net operating income	25,913	20,987	1,400	2,262	1,264
Total operating expenses	(14,352)	(11,075)	(683)	(1,639)	(955)
Operating profit	11,561	9,912	717	623	309
Share of profit in associates and joint ventures	64	14	50	—	—
Profit before tax	11,625	9,926	767	623	309

2022
Net operating income before change in expected credit losses and other credit impairment charges[2]	20,772	16,267	1,337	2,039	1,129
– net interest income	15,887	14,576	342	975	(6)
– net fee income/(expense)	5,290	3,241	150	795	1,104
– other income	(405)	(1,550)	845	269	31
ECL	(1,160)	(1,146)	(8)	(5)	(1)
Net operating income	19,612	15,121	1,329	2,034	1,128
Total operating expenses	(14,141)	(11,001)	(787)	(1,495)	(858)
Operating profit	5,471	4,120	542	539	270
Share of profit in associates and joint ventures	29	12	17	—	—
Profit before tax	5,500	4,132	559	539	270
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the year ended
31 December 2022 have been restated accordingly.

114	HSBC Holdings plc Annual Report on Form 20-F
Global businesses

Life insurance business performance
The following table provides an analysis of the performance of our life insurance business for the period. It comprises income earned by our insurance manufacturing operations within our WPB business, as well as income earned and costs incurred within our Wealth insurance distribution channels, consolidation and inter-company elimination entries.

Results of WPB’s life insurance business unit (constant currency basis)
	2024			2023			2022
	Insurance manufac- turing operations	Wealth insurance and other[1]	Life insurance	Insurance manufac- turing operations	Wealth insurance and other[1]	Life insurance	Insurance manufac- turing operations	Wealth insurance and other[1]	Life insurance
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	326	—	326	282	—	282	345	(3)	342
Net fee income/(expense)	10	167	177	(25)	172	147	(31)	181	150
Other income	1,331	6	1,337	975	(8)	967	832	13	845
– insurance service result	1,356	(15)	1,341	1,120	(31)	1,089	868	(19)	849
– net investment returns (excluding net interest income)	(162)	(15)	(177)	(198)	55	(143)	(196)	(24)	(220)
– other operating income	137	36	173	53	(32)	21	160	56	216
Net operating income before change in expected credit losses and other credit impairment charges[2]	1,667	173	1,840	1,232	164	1,396	1,146	191	1,337
ECL	—	—	—	4	—	4	(9)	1	(8)
Net operating income	1,667	173	1,840	1,236	164	1,400	1,137	192	1,329
Total operating expenses	(601)	(115)	(716)	(570)	(113)	(683)	(593)	(194)	(787)
Operating profit	1,066	58	1,124	666	51	717	544	(2)	542
Share of profit/(loss) in associates and joint ventures	33	—	33	50	—	50	17	—	17
Profit before tax	1,099	58	1,157	716	51	767	561	(2)	559
1‘Wealth insurance and other’ includes fee income earned and operating expenses incurred within our Wealth distribution channels. It also includes the IFRS 17 consolidation entries arising from transactions between our insurance manufacturing operations and Wealth distribution channels and with the wider Group, as well as allocations of central costs benefiting life insurance.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Annual Report on Form 20-F	115
WPB insurance manufacturing (constant currency basis)
The following table shows the results of our insurance manufacturing operations for our WPB business and for all global business segments in aggregate.

Results of insurance manufacturing operations[1,2]
	2024		2023		2022
	WPB	All global businesses	WPB	All global businesses	WPB	All global businesses
	$m	$m	$m	$m	$m	$m
Net interest income	326	363	282	321	345	370
Net fee expense	10	21	(25)	(13)	(31)	(16)
Other income	1,331	1,326	975	965	832	842
Insurance service result	1,356	1,356	1,120	1,119	868	872
– release of contractual service margin	1,290	1,290	1,087	1,087	900	900
– risk adjustment release	74	74	44	44	47	47
– experience variance and other	36	36	31	30	50	54
– loss from onerous contracts	(44)	(44)	(42)	(42)	(129)	(129)
Net investment returns (excluding net interest income)[3]	(162)	(165)	(198)	(205)	(196)	(208)
– insurance finance income/(expense)	(5,985)	(5,985)	(7,718)	(7,718)	13,882	13,885
– other investment income	5,823	5,820	7,520	7,513	(14,078)	(14,093)
Other operating income	137	135	53	51	160	178
Net operating income before change in expected credit losses and other credit impairment charges[4,5]	1,667	1,710	1,232	1,273	1,146	1,196
Change in expected credit losses and other credit impairment charges	—	—	4	4	(9)	(9)
Net operating income	1,667	1,710	1,236	1,277	1,137	1,187
Total operating expenses	(601)	(602)	(570)	(580)	(593)	(589)
Operating profit	1,066	1,108	666	697	544	598
Share of profit in associates and joint ventures	33	33	50	50	17	17
Profit before tax of insurance business operations[5]	1,099	1,141	716	747	561	615
Additional information
Insurance manufacturing new business contractual service margin (reported basis)	2,515	2,515	1,686	1,686	1,111	1,111
Consolidated Group new business contractual service margin (reported basis)	2,729	2,729	1,812	1,812	1,229	1,229
Annualised new business premiums of insurance manufacturing operations	4,912	4,912	3,797	3,797	2,354	2,354
Net dividends of insurance manufacturing operations (reported basis)[6]	1,522	1,522	813	813	(152)	(152)
1Constant currency results are derived by adjusting for period-on-period effects of foreign currency translation differences. The impact of foreign currency translation differences on ‘All global businesses’ profit before tax was a $13m decrease for 2023 and a $60m decrease for 2022.
2The results presented for insurance manufacturing are shown before elimination of inter-company transactions with HSBC non-insurance operations. The ‘All global businesses‘ result consists primarily of WPB business, as well as a small proportion of CMB business.
3Net investment return under IFRS 17 for all global businesses for 2024 was $198m (2023: $116m; 2022: $162m), which consisted of net interest income, net income/(expenses) on assets held at fair value through profit or loss, and insurance finance income/(expense).
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
5The effect of applying hyperinflation accounting in Argentina on insurance manufacturing operations in all global business resulted in a decrease of $53m in revenue in
2024 (2023: decrease of $35m, 2022: decrease of $7m) and a decrease of $53m in profit before tax in 2024 (2023: decrease of $35m, 2022: decrease of $6m).
6Net dividends of insurance manufacturing operations include dividends paid to immediate parent companies of $1,612m (2023: $993m; 2022: $606m) net of
CET1 qualifying injections to fund business growth of $90m (2023: $180m; 2022: $758m including a $528m capital injection to fund the acquisition of AXA
Singapore).
Insurance manufacturing
The following commentary, unless otherwise specified, relates to the
‘All global businesses’ results.
Profit before tax of $1.1bn increased by $0.4bn compared with 2023.
This primarily reflected the following:
–Insurance service result of $1.4bn increased by $0.2bn compared with 2023 primarily due to an increase in the release of CSM.
–Net investment return (excluding net interest income) remained broadly unchanged, with negative impacts in China from reducing interest rates partly offset by gains in other markets.
–Other operating income increased by $0.1bn compared with 2023, with the increase driven by the non-repeat of losses of $0.3bn in
2023 from corrections to historical valuation estimates, partly offset by current period losses on reinsurance contracts in Hong
Kong.
Profit before tax of $0.7bn in 2023 increased by $0.1bn compared with 2022. This primarily reflected the following:
–Insurance service result of $1.1bn increased by $0.3bn compared with 2022. This was driven by an increase in the release of CSM of
$0.2bn as a result of a higher closing CSM balance. The improved insurance service result also reflected a reduction to losses from onerous contracts of $0.1bn, mainly in Hong Kong and Singapore, in part due to improved market conditions in 2023.
–Other operating income decreased by $0.1bn compared with
2022, and included a $0.3bn loss from corrections to historical valuation estimates, partly offset by gains of $0.2bn from
reinsurance contracts in Hong Kong.
Insurance manufacturing new business contractual service margin increased by $0.8bn or 49% primarily in Hong Kong, from new
business volumes increasing and a $0.2bn benefit from recognising a new reinsurance contract.
Annualised new business premiums (‘ANP’) is used to assess new insurance premiums generated by the business. It is calculated as
100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. ANP in 2024 increased by 29%
compared with 2023, primarily from strong new business sales in
Hong Kong.
Insurance equity plus CSM net of tax
Insurance equity plus CSM net of tax is a non-GAAP alternative performance measure that provides information about our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 31 December 2024, insurance equity plus
CSM net of tax was $17,025m (31 December 2023: $16,583m;
31 December 2022: $14,646m).
At 31 December 2024, insurance equity plus CSM net of tax was calculated as insurance manufacturing operations equity of $7,015m plus CSM of $12,063m less tax of $2,053m. At 31 December 2023, it was calculated as insurance manufacturing operations equity of

116	HSBC Holdings plc Annual Report on Form 20-F
Global businesses

$7,731m plus CSM of $10,786m less tax of $1,934m. At
31 December 2022, it was calculated as insurance manufacturing operations equity of $7,236m plus CSM of $9,058m less tax of
$1,648m.
The increase of $0.4bn in 2024 insurance manufacturing equity plus
CSM net of tax compared to the prior year includes an increase in
CSM net of tax of $1.2bn and a reduction in equity of $0.7bn. CSM net of tax benefited from strong new business written in the period, partially offset by a reduction of $0.6bn from reclassification of our
French insurance business to held for sale. The reduction in insurance manufacturing equity of $0.7bn primarily reflected the benefit of profit after tax in the year of $0.9bn offset by net dividends paid of $1.5bn.
Net dividends of $1.5bn in 2024 have increased by $0.7bn primarily due to releases of surplus regulatory capital in Hong Kong.
WPB: Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

WPB – reported wealth balances[1]
	2024	2023
	$bn	$bn
Global Private Banking invested assets	395	363
– managed by Global Asset Management	68	61
– external managers, direct securities and other	327	302
Retail invested assets	409	383
– managed by Global Asset Management	175	178
– external managers, direct securities and other	234	205
Asset Management third-party distribution	489	445
Reported invested assets[1]	1,293	1,191
Wealth deposits (Premier and Global Private Banking)[2]	555	536
Total reported wealth balances	1,848	1,727
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. At 31 December 2024, $54bn of invested assets were classified as held for sale and are not included in the table above (2023: $32bn).
2Premier and Global Private Banking deposits, which include Prestige deposits in Hang Seng Bank, form part of the total WPB customer accounts balance of
$823bn (2023: $805bn) on page 108. At 31 December 2024, $3bn of wealth deposits were classified as held for sale and are not included in the table above
(2023: $42bn).
Asset Management: funds under management
The following table shows the funds under management of our Asset Management business. Funds under management represents assets managed, either actively or passively, on behalf of our customers. Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Asset Management – reported funds under management[1]
	2024	2023
	$bn	$bn
Opening balance	684	595
Net new invested assets	30	54
Net market movements	47	23
Foreign exchange and others	(18)	12
Transfer to Markets Treasury	(12)	—
Closing balance	731	684

Asset Management – reported funds under management by legal entities
	2024	2023
	$bn	$bn
HSBC Bank plc	165	162
The Hongkong and Shanghai Banking Corporation Limited	223	198
HSBC North America Holdings Inc.	67	71
Grupo Financiero HSBC, S.A. de C.V.	15	15
Other trading entities[2]	261	238
Closing balance	731	684
1    Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Funds under management of $194bn in 2024 and $177bn in 2023 relating to our Asset Management entity in the UK are reported under ‘other trading entities’ in the table above.

HSBC Holdings plc Annual Report on Form 20-F	117
At 31 December 2024, Asset Management funds under management amounted to $731bn, an increase of $47bn or 7%. The increase reflected net new invested assets of $30bn and a positive impact from market performance. These increases were partly offset by an adverse impact of foreign exchange translation of $18bn and from a reduction of $12bn due to a transfer of a portfolio forming part of the Group’s Holdings Capital
Buffer from Asset Management to our Markets Treasury function. Net new invested assets were mainly in long-term products, primarily passive investment, alternative investment, and multi-asset investment products. These inflows were partly offset by redemptions from money market instruments in the US.
Global Private Banking: client balances
Global Private Banking client balances comprises invested assets and deposits, which are translated at the rates of exchange applicable for their respective year-ends, with the effects of currency translation reported separately.

Global Private Banking – reported client balances[1]
	2024	2023
	$bn	$bn
Opening balance	447	383
Net new invested assets	23	17
Increase/(decrease) in deposits	1	9
Net market movements	37	19
Foreign exchange and others	(24)	19
Closing balance	484	447

Global Private Banking – reported client balances by legal entities
	2024	2023
	$bn	$bn
HSBC UK Bank plc	36	32
HSBC Bank plc	115	54
The Hongkong and Shanghai Banking Corporation Limited	251	209
HSBC North America Holdings Inc.	77	64
HSBC Bank Middle East Limited	3	—
Grupo Financiero HSBC, S.A. de C.V.	2	3
Other trading entities	—	85
Closing balance	484	447
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
Retail invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Retail invested assets
	2024	2023
	$bn	$bn
Opening balance	383	363
Net new invested assets[1]	28	26
Net market movements	23	7
Foreign exchange and others	(25)	(13)
Closing balance	409	383

Retail invested assets by legal entities
	2024	2023
	$bn	$bn
HSBC UK Bank plc	31	29
HSBC Bank plc	8	31
The Hongkong and Shanghai Banking Corporation Limited	336	292
HSBC Bank Middle East Limited	3	3
HSBC North America Holdings Inc.	16	14
Grupo Financiero HSBC, S.A. de C.V.	10	9
Other trading entities	5	5
Closing balance	409	383
1‘Retail net new invested assets’ covers nine markets, comprising Hong Kong including Hang Seng Bank (Hong Kong), mainland China, Malaysia, Singapore,
HSBC UK, UAE, US, Canada and Mexico. The net new invested assets relating to all other geographies is reported in ‘foreign exchange and others’.

118	HSBC Holdings plc Annual Report on Form 20-F
Global businesses

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

WPB: Invested assets
	2024	2023
	$bn	$bn
Opening balance	1,191	1,015
Net new invested assets	64	84
Net market movements	97	43
Foreign exchange and others	(59)	49
Closing balance	1,293	1,191

WPB: Net new invested assets by legal entities
	2024	2023
	$bn	$bn
HSBC UK Bank plc	3	1
HSBC Bank plc	9	3
The Hongkong and Shanghai Banking Corporation Limited	47	47
HSBC Bank Middle East Limited	1	1
HSBC North America Holdings Inc.	(10)	7
Grupo Financiero HSBC, S.A. de C.V.	2	5
Other trading entities	12	20
Total	64	84

GBM: Securities Services and Issuer Services
Assets held in custody
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. Assets held in custody are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. At 31 December 2024, we held $10.6tn of
assets as custodian, an increase of 9% compared with 31 December
2023. The balance comprised $9.7tn of assets in Securities Services, which were recorded at market value, and $0.9tn of assets in Issuer
Services, recorded at book value.
The increase was mainly in Securities Services balances. This was driven by net asset inflows in Asia and Europe and favourable market movements in Asia, North America and Latin America, partly offset by adverse impacts of currency translations in Asia and Europe.
Assets under administration
Our assets under administration business includes the provision of bond and loan administration services, transfer agency services and the valuation of portfolios of securities and other financial assets on behalf of clients and complements the custody business. At
31 December 2024, the value of assets held under administration by the Group amounted to $5.2tn, which was 6% higher than at
31 December 2023. The balance comprised $3.1tn of assets in
Securities Services, which were recorded at market value, and $2.1tn of assets in Issuer Services, recorded at book value.
The increase was mainly driven by Securities Services balances due to net asset inflows in Europe and Asia together with favourable market movement, partly offset by adverse impact of currency translations notably in Europe and Asia. Issuer Services balances also rose driven by new issuances, including in the UK and the US, as well as new assets, including in our legal entity in Hong Kong.

HSBC Holdings plc Annual Report on Form 20-F	119
Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	10,331	1,254	15,077	1,590	1,613	300	2,292	2,774	(2,498)	32,733
Net fee income	1,672	1,629	5,449	508	1,372	129	630	1,076	(164)	12,301
Net income from financial instruments held for trading or managed on a fair value basis	580	6,042	11,781	331	914	33	504	411	520	21,116
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,100	4,608	—	—	—	22	183	(12)	5,901
Insurance finance income/(expense)	—	(1,261)	(4,562)	—	—	—	(26)	(150)	21	(5,978)
Insurance service result	—	217	1,042	—	—	—	76	(7)	(18)	1,310
Other income/(expense)[1]	169	576	658	75	365	—	75	(984)	(2,463)	(1,529)
Net operating income before change in expected credit losses and other credit impairment charges[2]	12,752	9,557	34,053	2,504	4,264	462	3,573	3,303	(4,614)	65,854
Change in expected credit losses and other credit impairment charges	(405)	(211)	(1,532)	(198)	(81)	(40)	(864)	(93)	10	(3,414)
Net operating income	12,347	9,346	32,521	2,306	4,183	422	2,709	3,210	(4,604)	62,440
Total operating expenses excluding impairment of goodwill and other intangible assets	(5,124)	(6,718)	(14,296)	(1,191)	(3,349)	(236)	(1,992)	(1,959)	1,899	(32,966)
Impairment of goodwill and other intangible assets	(11)	(5)	(33)	(1)	(2)	—	(2)	(22)	(1)	(77)
Operating profit/(loss)	7,212	2,623	18,192	1,114	832	186	715	1,229	(2,706)	29,397
Share of profit in associates and joint ventures less impairment[3]	1	22	2,278	—	—	—	15	600	(4)	2,912
Profit/(loss) before tax	7,213	2,645	20,470	1,114	832	186	730	1,829	(2,710)	32,309
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	22.2	8.2	63.4	3.4	2.6	0.6	2.3	5.7	(8.4)	100.0
Cost efficiency ratio	40.3	70.3	42.1	47.6	78.6	51.1	55.8	60.0	41.1	50.2
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	272,973	103,464	449,940	20,440	55,786	—	23,439	4,617	(1)	930,658
Total assets	426,165	914,506	1,400,456	57,215	253,251	—	46,007	26,623	(107,175)	3,017,048
Customer accounts	340,233	297,785	845,284	34,808	99,278	—	27,525	9,999	43	1,654,955
Risk-weighted assets[4,5,6]	138,332	137,609	402,847	26,624	74,416	—	29,671	50,731	(648)	838,254

120	HSBC Holdings plc Annual Report on Form 20-F
Legal entities

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	9,684	2,674	16,705	1,551	1,712	1,275	2,148	3,765	(3,718)	35,796
Net fee income	1,597	1,527	4,859	475	1,237	559	581	1,225	(215)	11,845
Net income from financial instruments held for trading or managed on a fair value basis	516	4,220	9,507	397	729	110	437	1,054	(309)	16,661
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,438	6,258	—	—	—	39	323	(171)	7,887
Insurance finance income/(expense)	—	(1,460)	(6,237)	—	—	—	(44)	(166)	98	(7,809)
Insurance service result	—	154	838	—	—	—	87	9	(10)	1,078
Other income/(expense)[1]	1,608	736	(31)	2	185	22	65	(1,481)	(506)	600
Net operating income before change in expected credit losses and other credit impairment charges[2]	13,405	9,289	31,899	2,425	3,863	1,966	3,313	4,729	(4,831)	66,058
Change in expected credit losses and other credit impairment charges	(523)	(212)	(1,641)	(90)	(94)	(46)	(696)	(279)	134	(3,447)
Net operating income	12,882	9,077	30,258	2,335	3,769	1,920	2,617	4,450	(4,697)	62,611
Total operating expenses excluding impairment of goodwill and other intangible assets	(4,602)	(6,483)	(13,379)	(1,095)	(3,473)	(1,049)	(1,823)	(2,631)	2,180	(32,355)
Impairment of goodwill and other intangible assets	(10)	97	(16)	(1)	222	—	(3)	(4)	—	285
Operating profit/(loss)	8,270	2,691	16,863	1,239	518	871	791	1,815	(2,517)	30,541
Share of profit in associates and joint ventures less impairment[3]	—	(52)	(696)	—	—	—	14	544	(3)	(193)
Profit/(loss) before tax	8,270	2,639	16,167	1,239	518	871	805	2,359	(2,520)	30,348
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	27.2	8.7	53.3	4.1	1.7	2.9	2.6	7.8	(8.3)	100.0
Cost efficiency ratio	34.4	68.7	42.0	45.2	84.2	53.4	55.1	55.7	45.1	48.5
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
Total assets	423,029	896,682	1,333,911	50,612	252,339	90,731	47,309	59,051	(114,987)	3,038,677
Customer accounts	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
Risk-weighted assets[4,5]	129,211	131,468	396,677	24,294	72,248	31,890	32,639	59,574	6,704	854,114

HSBC Holdings plc Annual Report on Form 20-F	121

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	7,615	2,357	14,031	903	1,922	1,251	1,796	2,244	(1,742)	30,377
Net fee income	1,536	1,601	4,924	458	1,223	598	455	1,127	(152)	11,770
Net income from financial instruments held for trading or managed on a fair value basis	472	3,564	5,270	360	485	76	351	639	(939)	10,278
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	(1,761)	(12,117)	—	—	—	(9)	66	(10)	(13,831)
Insurance finance income/(expense)	—	1,431	12,407	—	—	—	3	(32)	(10)	13,799
Insurance service result	—	149	636	—	—	—	50	(20)	(6)	809
Other income/(expense)[1]	148	(1,920)	491	22	533	29	67	(521)	(1,431)	(2,582)
Net operating income before loan impairment (charges)/recoveries and other credit risk provisions[2]	9,771	5,421	25,642	1,743	4,163	1,954	2,713	3,503	(4,290)	50,620
Change in expected credit losses and other credit impairment (charges)/recoveries	(563)	(292)	(2,090)	21	(20)	(84)	(507)	(61)	12	(3,584)
Net operating income	9,208	5,129	23,552	1,764	4,143	1,870	2,206	3,442	(4,278)	47,036
Total operating expenses excluding impairment of goodwill and other intangible assets	(4,667)	(6,497)	(13,011)	(1,033)	(3,429)	(1,017)	(1,631)	(2,359)	1,090	(32,554)
Impairment of goodwill and other intangible assets	(54)	11	(42)	(3)	(9)	(21)	(5)	(2)	(22)	(147)
Operating profit/(loss)	4,487	(1,357)	10,499	728	705	832	570	1,081	(3,210)	14,335
Share of profit in associates and joint ventures less impairment	—	(38)	2,400	—	—	—	13	351	(3)	2,723
Profit/(loss) before tax	4,487	(1,395)	12,899	728	705	832	583	1,432	(3,213)	17,058
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	26.3	(8.2)	75.6	4.3	4.1	4.9	3.4	8.4	(18.8)	100.0
Cost efficiency ratio	48.3	119.6	50.9	59.4	82.6	53.1	60.3	67.4	24.9	64.6
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	245,921	86,964	473,985	19,762	54,159	—	20,446	22,325	(1)	923,561
Total assets	412,522	863,308	1,297,806	48,086	239,117	94,604	39,939	67,345	(113,441)	2,949,286
Customer accounts	336,086	253,075	784,236	29,893	100,404	—	25,531	41,078	—	1,570,303
Risk-weighted assets[4,5]	110,919	127,017	406,985	22,490	72,446	31,876	26,744	60,289	8,144	839,720
1Other income/(expense) in this context includes gain on acquisitions, impairment gain/(loss) relating to the sale of our retail banking operations in France, and other operating income/(expense).
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.
4Risk-weighted assets are non-additive across the legal entities due to market risk diversification effects within the Group.
5Balances are on a third-party Group consolidated basis.
6Other trading entities’ RWAs balance at 31 December 2024 includes HSBC Argentina operational risk RWAs, due to the averaging calculation and will roll off over future reporting cycles.

122	HSBC Holdings plc Annual Report on Form 20-F
Legal entities

Summary information – legal entities and selected countries/territories

Legal entity reported and constant currency results¹
	2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	12,752	9,557	34,053	2,504	4,264	462	3,573	3,303	(4,614)	65,854
ECL	(405)	(211)	(1,532)	(198)	(81)	(40)	(864)	(93)	10	(3,414)
Operating expenses	(5,135)	(6,723)	(14,329)	(1,192)	(3,351)	(236)	(1,994)	(1,981)	1,898	(33,043)
Share of profit in associates and joint ventures	1	22	2,278	—	—	—	15	600	(4)	2,912
Profit/(loss) before tax	7,213	2,645	20,470	1,114	832	186	730	1,829	(2,710)	32,309
Loans and advances to customers (net)	272,973	103,464	449,940	20,440	55,786	—	23,439	4,617	(1)	930,658
Customer accounts	340,233	297,785	845,284	34,808	99,278	—	27,525	9,999	43	1,654,955
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $1,429m.
Supplementary analysis is provided on page 129 to provide a fuller picture of the MENAT regional performance.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Legal entity results: notable items
	2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	(148)	—	—	—	—	—	(23)	(1,172)	(1,343)
Early redemption of legacy securities	—	—	—	—	—	—	—	—	(237)	(237)
Operating expenses
Disposals, acquisitions and related costs	8	(9)	—	—	(29)	(36)	—	(61)	(72)	(199)
Restructuring and other related costs[2]	3	15	(5)	(2)	(4)	—	—	(9)	(32)	(34)
1Includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This is partly offset by a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
2Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.

Selected countries/territories results[1]
	2024
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[3]	21,017	22,038	4,078	4,216	3,573
ECL	(526)	(1,273)	(121)	(81)	(864)
Operating expenses	(13,725)	(8,886)	(2,971)	(3,350)	(1,994)
Share of profit/(loss) in associates and joint ventures	24	8	2,241	—	15
Profit before tax	6,790	11,887	3,227	785	730
Loans and advances to customers (net)	313,925	272,152	44,551	55,786	23,439
Customer accounts	524,251	575,141	63,169	99,278	27,525
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Annual Report on Form 20-F	123

Selected countries/territories results: notable items
	2024
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	285	—	—	—	—
Early redemption of legacy securities	(237)	—	—	—	—
Operating expenses
Disposals, acquisitions and related costs	(50)	(2)	(7)	(28)	—
Restructuring and other related costs[3]	(42)	(4)	—	(4)	—
1    UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2    Includes fair value movements on the foreign exchange hedging of the sale of our banking business in Canada which is booked in HSBC Overseas Holdings (UK)
Limited.
3Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.

Legal entity reported and constant currency results (continued)
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	13,405	9,289	31,899	2,425	3,863	1,966	3,313	4,729	(4,831)	66,058
Currency translation	391	150	(93)	1	—	(28)	(103)	(1,567)	103	(1,146)
Constant currency	13,796	9,439	31,806	2,426	3,863	1,938	3,210	3,162	(4,728)	64,912
ECL
Reported	(523)	(212)	(1,641)	(90)	(94)	(46)	(696)	(279)	134	(3,447)
Currency translation	(11)	(1)	—	—	—	1	34	166	(1)	188
Constant currency	(534)	(213)	(1,641)	(90)	(94)	(45)	(662)	(113)	133	(3,259)
Operating expenses
Reported	(4,612)	(6,386)	(13,395)	(1,096)	(3,251)	(1,049)	(1,826)	(2,635)	2,180	(32,070)
Currency translation	(126)	(99)	31	—	—	16	55	796	(97)	576
Constant currency	(4,738)	(6,485)	(13,364)	(1,096)	(3,251)	(1,033)	(1,771)	(1,839)	2,083	(31,494)
Share of profit/(loss) in associates and joint ventures
Reported	—	(52)	(696)	—	—	—	14	544	(3)	(193)
Currency translation	—	(1)	(61)	—	—	—	(1)	—	—	(63)
Constant currency	—	(53)	(757)	—	—	—	13	544	(3)	(256)
Profit/(loss) before tax
Reported	8,270	2,639	16,167	1,239	518	871	805	2,359	(2,520)	30,348
Currency translation	254	49	(123)	1	—	(11)	(15)	(605)	5	(445)
Constant currency	8,524	2,688	16,044	1,240	518	860	790	1,754	(2,515)	29,903
Loans and advances to customers (net)
Reported	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
Currency translation	(4,407)	(4,136)	(6,200)	(4)	—	—	(4,904)	(1,794)	(1)	(21,446)
Constant currency	265,801	91,614	449,115	20,068	54,829	—	21,506	14,157	(1)	917,089
Customer accounts
Reported	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
Currency translation	(5,539)	(9,425)	(7,068)	(12)	—	—	(5,464)	(4,527)	1	(32,034)
Constant currency	334,072	265,308	794,362	31,329	99,607	—	23,959	30,799	177	1,579,613
1Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank)
which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $1,286m, and constant currency profit before tax of $1,090m. Supplementary analysis is provided on page 129 to provide a fuller picture of the MENAT regional performance.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

124	HSBC Holdings plc Annual Report on Form 20-F
Legal entities

Legal entity results: notable items (continued)
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	1,591	(14)	—	—	—	—	—	—	(279)	1,298
Fair value movements on financial instruments[4]	—	—	—	—	—	—	—	—	14	14
Restructuring and other related costs	—	361	—	—	—	—	—	—	(361)	—
Disposal losses on Markets Treasury repositioning	(145)	(94)	(473)	(20)	(246)	—	—	—	1	(977)
Operating expenses
Disposals, acquisitions and related costs	(45)	(111)	—	—	(11)	(115)	—	—	(39)	(321)
Restructuring and other related costs[5]	20	30	10	2	10	—	6	2	56	136
Impairment of interest in associate[6]	—	—	(3,000)	—	—	—	—	—	—	(3,000)
1  Includes the impacts of the sale of our retail banking operations in France.
2  Includes the gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3  Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
4  Fair value movements on non-qualifying hedges in HSBC Holdings.
5  Balances relate to reversals of restructuring provisions recognised during 2022.
6  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

Selected countries/territories results (continued)
	2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	19,092	20,611	3,923	3,796	3,313
Currency translation	637	67	(64)	—	(103)
Constant currency	19,729	20,678	3,859	3,796	3,210
ECL
Reported	(594)	(1,529)	(93)	(94)	(696)
Currency translation	(14)	(5)	(2)	—	34
Constant currency	(608)	(1,534)	(95)	(94)	(662)
Operating expenses
Reported	(12,485)	(8,244)	(2,713)	(3,251)	(1,826)
Currency translation	(328)	(27)	41	—	55
Constant currency	(12,813)	(8,271)	(2,672)	(3,251)	(1,771)
Share of profit/(loss) in associates and joint ventures
Reported	(53)	30	(746)	—	14
Currency translation	—	—	(61)	—	(1)
Constant currency	(53)	30	(807)	—	13
Profit before tax
Reported	5,960	10,868	371	451	805
Currency translation	295	35	(86)	—	(15)
Constant currency	6,255	10,903	285	451	790
Loans and advances to customers (net)
Reported	309,262	279,551	44,275	54,829	26,410
Currency translation	(5,044)	1,663	(1,207)	—	(4,904)
Constant currency	304,218	281,214	43,068	54,829	21,506
Customer accounts
Reported	508,181	543,504	56,006	99,607	29,423
Currency translation	(8,289)	3,233	(1,525)	—	(5,464)
Constant currency	499,892	546,737	54,481	99,607	23,959
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Annual Report on Form 20-F	125

Selected countries/territories results: notable items (continued)
	2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[2,3,4]	1,272	—	—	—	—
Fair value movements on financial instruments[5]	14	—	—	—	—
Disposal losses on Markets Treasury repositioning	(239)	(473)	—	(246)	—
Operating expenses
Disposals, acquisitions and related costs	(71)	(1)	(5)	(11)	—
Restructuring and other related costs[6]	75	9	4	10	6
Impairment of interest in associate[7]	—	—	(3,000)	—	—
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Includes the gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3Includes the impairment gain relating to the sale of our retail banking operations in France.
4    Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
5Fair value movements on non-qualifying hedges in HSBC Holdings.
6Balances relates to reversals of restructuring provisions recognised during 2022.
7Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

Legal entity reported and constant currency results
	2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	9,771	5,421	25,642	1,743	4,163	1,954	2,713	3,503	(4,290)	50,620
Currency translation	399	(30)	(338)	3	—	(96)	265	(1,235)	(1)	(1,033)
Constant currency	10,170	5,391	25,304	1,746	4,163	1,858	2,978	2,268	(4,291)	49,587
ECL
Reported	(563)	(292)	(2,090)	21	(20)	(84)	(507)	(61)	12	(3,584)
Currency translation	(57)	8	2	—	—	5	(46)	59	(2)	(31)
Constant currency	(620)	(284)	(2,088)	21	(20)	(79)	(553)	(2)	10	(3,615)
Operating expenses
Reported	(4,721)	(6,486)	(13,053)	(1,036)	(3,438)	(1,038)	(1,636)	(2,361)	1,068	(32,701)
Currency translation	(178)	(177)	165	(1)	—	51	(163)	792	(17)	472
Constant currency	(4,899)	(6,663)	(12,888)	(1,037)	(3,438)	(987)	(1,799)	(1,569)	1,051	(32,229)
Share of profit/(loss) in associates and joint ventures
Reported	—	(38)	2,400	—	—	—	13	351	(3)	2,723
Currency translation	—	—	(164)	—	—	—	—	—	—	(164)
Constant currency	—	(38)	2,236	—	—	—	13	351	(3)	2,559
Profit/(loss) before tax
Reported	4,487	(1,395)	12,899	728	705	832	583	1,432	(3,213)	17,058
Currency translation	164	(199)	(335)	2	—	(40)	56	(384)	(20)	(756)
Constant currency	4,651	(1,594)	12,564	730	705	792	639	1,048	(3,233)	16,302
Loans and advances to customers (net)
Reported	245,921	86,964	473,985	19,762	54,159	—	20,446	22,325	(1)	923,561
Currency translation	10,166	331	(8,248)	16	—	—	(1,318)	(3,210)	1	(2,262)
Constant currency	256,087	87,295	465,737	19,778	54,159	—	19,128	19,115	—	921,299
Customer accounts
Reported	336,086	253,075	784,236	29,893	100,404	—	25,531	41,078	—	1,570,303
Currency translation	13,894	3,640	(9,033)	24	—	—	(1,645)	(8,633)	—	(1,753)
Constant currency	349,980	256,715	775,203	29,917	100,404	—	23,886	32,445	—	1,568,550
1Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank)
which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $997m and constant currency profit before tax of $756m.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

126	HSBC Holdings plc Annual Report on Form 20-F
Legal entities

Legal entity results: notable items (continued)
	2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	(2,242)	—	—	—	—	—	—	(495)	(2,737)
Fair value movements on financial instruments[2]	—	—	—	—	—	—	—	—	(618)	(618)
Restructuring and other related costs[3]	1	(278)	46	(13)	98	1	(17)	—	(85)	(247)
Operating expenses
Disposals, acquisitions and related costs	—	(18)	—	—	—	—	—	—	—	(18)
Restructuring and other related costs	(521)	(656)	(741)	(64)	(421)	(87)	(115)	(150)	(127)	(2,882)
1Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn (inclusive of $0.4bn in goodwill impairments) relates to the sale of the retail banking operations in France. Held-for-sale classification for the sale of the retail banking operations in
France was reversed in 1Q23 ($2.1bn loss reversed) and reinstated in 4Q23 ($2.0bn loss reinstated).
2Fair value movements on non-qualifying hedges in HSBC Holdings.
3Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Selected countries/territories results (continued)
	2022
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	17,268	15,712	4,104	4,107	2,713
Currency translation	746	60	(272)	—	265
Constant currency	18,014	15,772	3,832	4,107	2,978
ECL
Reported	(712)	(1,683)	(326)	(20)	(507)
Currency translation	(54)	(8)	21	—	(46)
Constant currency	(766)	(1,691)	(305)	(20)	(553)
Operating expenses
Reported	(13,232)	(7,935)	(2,757)	(3,438)	(1,636)
Currency translation	(504)	(26)	178	—	(163)
Constant currency	(13,736)	(7,961)	(2,579)	(3,438)	(1,799)
Share of profit/(loss) in associates and joint ventures
Reported	(41)	5	2,386	—	12
Currency translation	—	—	(163)	—	1
Constant currency	(41)	5	2,223	—	13
Profit before tax
Reported	3,283	6,099	3,407	649	582
Currency translation	188	26	(236)	—	57
Constant currency	3,471	6,125	3,171	649	639
Loans and advances to customers (net)
Reported	286,032	294,580	50,481	54,159	20,446
Currency translation	11,825	1,122	(2,811)	—	(1,318)
Constant currency	297,857	295,702	47,670	54,159	19,128
Customer accounts
Reported	493,028	542,543	56,948	100,404	25,531
Currency translation	20,382	2,068	(3,169)	—	(1,645)
Constant currency	513,410	544,611	53,779	100,404	23,886
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Annual Report on Form 20-F	127

Selected countries/territories results: notable items (continued)
	2022
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(60)	—	—	—	—
Fair value movements on financial instruments[2]	(617)	—	—	—	—
Restructuring and other related costs[3]	407	(124)	71	99	(17)
Operating expenses
Restructuring and other related costs	(1,741)	(393)	(70)	(424)	(115)
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Fair value movements on non-qualifying hedges in HSBC Holdings.
3Comprises gains and losses relating to the business update in February 2022, including losses associated with RWA reduction commitments.

Analysis by country/territory

Profit/(loss) before tax by country/territory within global businesses
	2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK1	2,487	3,446	12	845	6,790
– of which: HSBC UK Bank plc (ring-fenced bank)	2,628	4,367	146	72	7,213
– of which: HSBC Bank plc (non-ring-fenced bank)	534	97	657	(359)	929
– of which: Holdings and other	(675)	(1,018)	(791)	1,132	(1,352)
France	60	196	127	(153)	230
Germany	27	45	137	5	214
Hong Kong	7,453	3,212	1,704	(482)	11,887
Australia	141	378	99	(9)	609
India	96	448	875	269	1,688
Indonesia	7	156	63	(5)	221
Mainland China[2]	(167)	235	678	2,481	3,227
Malaysia	143	155	219	(3)	514
Singapore	572	376	448	(21)	1,375
Taiwan	113	70	223	(8)	398
Egypt	123	145	355	(16)	607
UAE	371	228	355	(83)	871
Saudi Arabia[3]	—	—	112	596	708
US	74	578	331	(198)	785
Canada[4]	71	126	26	4,503	4,726
Mexico	185	529	13	3	730
Other[5]	426	1,537	1,286	(6,520)	(3,271)
Year ended 31 Dec 2024	12,182	11,860	7,063	1,204	32,309
1 UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Includes our share of the profits of our associate, Bank of Communications Co., Limited.
3Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
4Corporate Centre includes a gain of $4.5bn on the sale of our banking business in Canada excluding the fair value movements on the foreign exchange hedging of the sale which is booked in HSBC Overseas Holdings (UK) Limited.
5Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $(269)m and a loss of $6.2bn relating to the sale of our business in
Argentina.

128	HSBC Holdings plc Annual Report on Form 20-F
Legal entities

Profit/(loss) before tax by country/territory within global businesses (continued)
	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK1	2,415	4,437	(692)	(200)	5,960
– of which: HSBC UK Bank plc (ring-fenced bank)	2,754	5,282	144	90	8,270
– of which: HSBC Bank plc (non-ring-fenced bank)	396	295	121	177	989
– of which: Holdings and other	(735)	(1,140)	(957)	(467)	(3,299)
France	(35)	235	128	10	338
Germany	44	144	128	4	320
Hong Kong	6,808	2,970	1,394	(304)	10,868
Australia	177	319	85	(15)	566
India	56	398	774	289	1,517
Indonesia	23	124	68	(7)	208
Mainland China[2]	(90)	339	662	(540)	371
Malaysia	111	158	219	(21)	467
Singapore	233	436	444	(31)	1,082
Taiwan	99	72	198	(7)	362
Egypt	141	98	303	(11)	531
UAE	387	212	377	(83)	893
Saudi Arabia[3]	—	—	118	539	657
US	225	513	111	(398)	451
Canada	293	561	120	(96)	878
Mexico	317	504	15	(31)	805
Other[4]	340	1,760	1,472	502	4,074
Year ended 31 Dec 2023	11,544	13,280	5,924	(400)	30,348
1 UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Includes our share of the profits of our associate, Bank of Communications Co., Limited.
3Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
4Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $571m.

	2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK1	1,764	2,094	(534)	(41)	3,283
– of which: HSBC UK Bank plc (ring-fenced bank)	2,112	2,662	143	(430)	4,487
– of which: HSBC Bank plc (non-ring fenced bank)	294	315	141	(473)	277
– of which: Holdings and other	(642)	(883)	(818)	862	(1,481)
France[2]	(2,248)	210	81	(231)	(2,188)
Germany	17	8	133	(147)	11
Hong Kong	4,435	1,278	955	(568)	6,100
Australia	147	180	157	(36)	448
India	45	304	622	306	1,277
Indonesia	4	71	100	(8)	167
Mainland China[3]	(100)	303	526	2,678	3,407
Malaysia	110	89	219	(36)	382
Singapore	218	255	351	(77)	747
Taiwan	36	43	137	(17)	199
Egypt	101	76	194	(4)	367
UAE	128	107	320	(86)	469
Saudi Arabia[4]	30	—	94	345	469
US	209	557	270	(387)	649
Canada	243	548	140	(89)	842
Mexico	241	414	39	(112)	582
Other[5]	208	1,056	1,115	(2,532)	(153)
Year ended 31 Dec 2022	5,588	7,593	4,919	(1,042)	17,058
1UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Includes the impact of goodwill impairment of $425m as a result of the reclassification of our retail banking operations in France to held for sale. At 31 December
2022, HSBC’s cash-generating units were based on geographical regions, sub-divided by global businesses.
3Includes our share of the profits of our associate, Bank of Communications Co., Limited.
4Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
5Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $1,850m.

HSBC Holdings plc Annual Report on Form 20-F	129
Middle East, North Africa and Türkiye supplementary information
The following tables show the results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). They also show the profit before tax of each of the global businesses.

Middle East, North Africa and Türkiye regional performance

	2024	2023
	$m	$m
Revenue[1]	3,852	3,688
Change in expected credit losses and other credit impairment charges	(222)	(133)
Operating expenses	(1,695)	(1,592)
Share of profit in associates and joint ventures	596	538
Profit before tax	2,531	2,501
Loans and advances to customers (net)	22,975	22,766
Customer accounts	42,434	40,708
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Profit before tax by global business
	2024	2023
	$m	$m
Wealth and Personal Banking	585	612
Commercial Banking	368	400
Global Banking and Markets	1,091	1,104
Corporate Centre	487	385
Total	2,531	2,501

Reconciliation of alternative
performance measures

Contents
129	Use of alternative performance measures
130	Alternative performance measure definitions
131	Constant currency revenue and profit before tax excluding notable items and strategic transactions
131	Return on average ordinary shareholders’ equity and return on average tangible equity
132	Net asset value and tangible net asset value per ordinary share
132	Post-tax return and average total shareholders’ equity on average total assets
133	Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
133	Target basis operating expenses
134	Basic earnings per share excluding material notable items and related impacts
134	Multi-jurisdictional client revenue

Use of alternative performance
measures
Our reported results are prepared in accordance with IFRS Accounting
Standards as detailed in our financial statements starting on page 363.
As described on page 84, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort year-on-year comparisons. These are considered alternative performance
measures (non-GAAP financial measures).
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
In addition to the alternative performance measures set out in this section, another alternative performance measure in relation to the
Group’s insurance manufacturing operations is set out on pages 114 to 116.

130	HSBC Holdings plc Annual Report on Form 20-F
Reconciliation of alternative performance measures

Alternative performance measure definitions

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items[1]	Reported revenue excluding notable items and the impact of foreign exchange translation[2]
Constant currency profit before tax excluding notable items[1]	Reported profit before tax excluding notable items and the impact of foreign exchange translation[2]
Constant currency revenue excluding notable items and strategic transactions[1]	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation[3]
Constant currency profit before tax excluding notable items and strategic transactions[1]	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation[3]
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items[2]

Average ordinary shareholders’ equity adjusted for goodwill and intangibles and notable items[2]
Net asset value per ordinary share	Total ordinary shareholders’ equity[4]

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[5]

Basic number of ordinary shares in issue after deducting own shares held
Post-tax return on average total assets	Profit after tax

Average total assets
Average total shareholders’ equity on average total assets	Average total shareholders’ equity

Average total assets
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers	Annualised constant currency ECL[6]

Constant currency average gross loans and advances to customers[6]
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL[6]

Constant currency average gross loans and advances to customers, including held for sale[6]
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items[7]
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts[8]

Weighted average number of ordinary shares outstanding after deducting own shares held
Multi-jurisdictional client revenue	Total client revenue we generate from clients that hold a relationship with us that generates revenue in more than one market
1Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-
period comparisons.
2For details of notable items, see ‘Supplementary financial information‘ on page 108.
3For details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 111.
4Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
5Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
6The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.
7Other excluded items includes the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the impact of the sale of our retail banking operations in France and banking business in Canada.
8For details of material notable items and related impacts, that are included in the calculation of Profit attributable to ordinary shareholders excluding material notable items and related impacts, see page 134.

HSBC Holdings plc Annual Report on Form 20-F	131

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Year ended
	2024	2023	2022
	$m	$m	$m
Revenue
Reported	65,854	66,058	50,620
Notable items	1,580	(335)	3,602
Reported revenue excluding notable items	67,434	65,723	54,222
Currency translation[1]		(1,234)	(839)
Constant currency revenue excluding notable items	67,434	64,489	53,383
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	(178)	(1,446)	N/A
Constant currency revenue excluding notable items and strategic transactions	67,256	63,043	N/A
Profit before tax
Reported	32,309	30,348	17,058
Notable items	1,813	2,850	6,502
Reported profit before tax excluding notable items	34,122	33,198	23,560
Currency translation[1]		(518)	(503)
Constant currency profit before tax excluding notable items	34,122	32,680	23,057
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	(85)	(463)	N/A
Constant currency profit before tax excluding notable items and strategic transactions	34,037	32,217	N/A
1Currency translation on the reported balance excluding currency translation on notable items.
2For more details of strategic transactions, please refer to page 111.

Return on average ordinary shareholders’ equity, return on average tangible equity and return on average tangible equity excluding notable items
	2024	2023	2022
	$m	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	22,917	22,432	14,346
Impairment of goodwill and other intangible assets (net of tax)	118	43	535
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	23,035	22,475	14,881
Impact of notable items[1]	1,588	2,173	2,750
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	24,623	24,648	17,631
Equity
Average total shareholders’ equity	187,507	184,029	180,263
Effect of average preference shares and other equity instruments	(18,480)	(18,794)	(21,202)
Average ordinary shareholders’ equity	169,027	165,235	159,061
Effect of goodwill and other intangibles (net of deferred tax)	(11,626)	(11,480)	(10,786)
Average tangible equity	157,401	153,755	148,275
Average impact of notable items	(3,322)	(1,162)	1,565
Average tangible equity excluding notable items	154,079	152,593	149,840
	%	%	%
Ratio
Return on average ordinary shareholders’ equity	13.6	13.6	9.0
Return on average tangible equity	14.6	14.6	10.0
Return on average tangible equity excluding notable items	16.0	16.2	11.8
1For details of notable items please refer to Supplementary financial information on page 108.
From 1 January 2024, we have revised the adjustments made to return on average tangible equity (‘RoTE’). Prior to this, we adjusted
RoTE for the impact of strategic transactions and the impairment of our investment in Bank of Communications Co., Limited (‘BoCom’), whereas from 1 January 2024 we have excluded all notable items.
This was intended to improve alignment with the treatment of notable items in our other income statement disclosures. Comparatives have been re-presented on the revised basis and we no longer disclose
RoTE excluding strategic transactions and the impairment of BoCom.
We will now target a RoTE in the mid-teens in each of the three years from 2025 to 2027 excluding the impact of notable items.

132	HSBC Holdings plc Annual Report on Form 20-F
Reconciliation of alternative performance measures

The following table details the adjustments made to reported results by global business:

Return on average tangible equity by global business
	Year ended 31 Dec 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	12,182	11,860	7,063	1,204	32,309
Tax expense	(2,173)	(2,834)	(1,573)	(730)	(7,310)
Profit after tax	10,009	9,026	5,490	474	24,999
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(824)	(471)	(520)	(267)	(2,082)
Profit attributable to ordinary shareholders of the parent company	9,185	8,555	4,970	207	22,917
Other adjustments	(110)	314	(202)	116	118
Profit attributable to ordinary shareholders	9,075	8,869	4,768	323	23,035
Average tangible shareholders’ equity	31,267	44,357	36,622	45,155	157,401
Return on average tangible equity (%)	29.0	20.0	13.0	0.7	14.6

	Year ended 31 Dec 2023
Profit before tax	11,544	13,280	5,924	(400)	30,348
Tax expense	(2,141)	(2,945)	(1,165)	462	(5,789)
Profit after tax	9,403	10,335	4,759	62	24,559
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(828)	(485)	(588)	(226)	(2,127)
Profit attributable to ordinary shareholders of the parent company	8,575	9,850	4,171	(164)	22,432
Other adjustments	(221)	364	168	(268)	43
Profit attributable to ordinary shareholders	8,354	10,214	4,339	(432)	22,475
Average tangible shareholders’ equity	29,352	43,687	38,036	42,680	153,755
Return on average tangible equity (%)	28.5	23.4	11.4	(1.0)	14.6

Net asset value and tangible net asset value per ordinary share
	2024	2023	2022
	$m	$m	$m
Total shareholders’ equity	184,973	185,329	177,833
Preference shares and other equity instruments	(19,070)	(17,719)	(19,746)
Total ordinary shareholders’ equity	165,903	167,610	158,087
Goodwill, PVIF and intangible assets (net of deferred tax)	(11,608)	(11,900)	(11,160)
Tangible ordinary shareholders’ equity	154,295	155,710	146,927
Basic number of $0.50 ordinary shares outstanding after deducting own shares held	17,918	19,006	19,739

Value per share	$	$	$
Net asset value per ordinary share	9.26	8.82	8.01
Tangible net asset value per ordinary share	8.61	8.19	7.44

Post-tax return and average total shareholders’ equity on average total assets
	2024	2023	2022
	$m	$m	$m
Profit after tax	24,999	24,559	16,249
Average total shareholders’ equity	187,507	184,029	180,263
Average total assets	3,062,474	3,059,887	3,017,495

Ratio	%	%	%
Post-tax return on average total assets	0.8	0.8	0.5
Average total shareholders’ equity to average total assets	6.12	6.01	5.97

HSBC Holdings plc Annual Report on Form 20-F	133

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers and expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale

	2024	2023	2022
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(3,414)	(3,447)	(3,584)
Currency translation	—	188	(31)
Constant currency	(3,414)	(3,259)	(3,615)
Average gross loans and advances to customers	952,484	955,585	1,014,148
Currency translation	(16,140)	(10,586)	(17,751)
Constant currency	936,344	944,999	996,397
Average gross loans and advances to customers, including held for sale	968,785	1,020,992	1,035,678
Currency translation	(17,394)	(14,752)	(18,233)
Constant currency	951,391	1,006,240	1,017,445

Ratio	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	0.36	0.34	0.36
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale	0.36	0.32	0.36

Target basis operating expenses
Target basis operating expenses for 2024 was computed by excluding the direct cost impact of our retail banking operations in France and
Canada banking business disposals from the 2023 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of
hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to  provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets. In 2024, we targeted operating expenses growth of approximately 5% compared with
2023. This target reflected our business plan for 2024, which included an increase in staff compensation, higher spend and investment in technology for growth and efficiency, in part mitigated by cost savings from actions taken during 2023. We are targeting growth in target basis operating expenses of approximately 3% in 2025 compared with 2024.
Our target basis operating expenses for 2025 excludes the direct cost impact of the business disposals in Canada and Argentina, notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency.
Our cost target includes the impact of simplification-related saves associated with our announced reorganisation, which aims to
generate approximately $0.3bn of cost reductions in 2025, with a commitment to an annualised reduction of $1.5bn in our cost base expected by the end of 2026. To deliver these reductions, we plan to incur severance and other up-front costs of $1.8bn over 2025 and
2026, which will be classified as notable items.
We do not reconcile our forward target basis operating expenses guidance to the reported operating expenses.

Target basis operating expenses
	2024	2023
	$m	$m
Reported operating expenses	33,043	32,070
Notable items	(233)	(185)
– disposals, acquisitions and related costs	(199)	(321)
– restructuring and other related costs[1]	(34)	136
Currency translation[2]		(577)
Excluding the constant currency impact of the sale of our retail banking operations in France and banking business in Canada[3]	(162)	(976)
Excluding the impact of retranslating prior year costs of hyperinflationary economies at a constant currency foreign exchange rate		742
Target basis operating expenses	32,648	31,074
1Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.
2Currency translation on reported operating expenses, excluding currency translation on notable items.
3    This represents the business as usual costs which are not classified as notable items relating to our retail banking operations in France and banking business in
Canada, on a constant currency basis. This does not include the disposal costs which relate to these transactions.

134	HSBC Holdings plc Annual Report on Form 20-F
Reconciliation of alternative performance measures

Basic earnings per share excluding material notable items and related impacts

Basic earnings per share excluding material notable items and related impacts
	2024	2023
	$m	$m
Profit attributable to shareholders of company	23,979	23,533
Coupon payable on capital securities classified as equity	(1,062)	(1,101)
Profit attributable to ordinary shareholders of company	22,917	22,432
Impairment of interest in associate[1]	—	3,000
Gain on acquisition of SVB UK	(5)	(1,549)
Impact of the sale of our retail banking operations in France	(56)	108
Impact of the sale of our banking business in Canada[2]	(4,963)	(311)
Impact of the sale of our business in Argentina	6,161	—
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	24,054	23,680

Number of shares
Weighted average basic number of ordinary shares (millions) after deducting own shares held	18,357	19,478
Basic earnings per share ($)	1.25	1.15
Basic earnings per share excluding material notable items and related impacts ($)	1.31	1.22
Dividend per ordinary share (in respect of the period) ($)[3]	0.87	0.61
Dividend payout ratio (%) (dividend per ordinary share divided by basic earnings per share excluding material notable items and related impacts)	50%	50%
1Represents an impairment loss of $3bn recognised in respect of the Group’s investment in BoCom in 2023. See Note 18 on page 424.
2Represents gain on sale of business in Canada recognised on completion, inclusive of the earnings recognised by the banking business from 30 June 2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.
3    In 2024, dividend per share includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to
Royal Bank of Canada.
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
Material notable items in 2024 and comparative periods included the sale of our business in Argentina, the sale of our retail banking operations in France, the sale of our banking business in Canada, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. In determining this measure, we also excluded
HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion of the sale, as the gain on sale was recognised through a combination of the consolidation of HSBC
Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale recognised at completion. For the sale of our business in Argentina, between signing and closing, the loss on sale varied by changes in the net asset value of the disposed business and associated hyperinflation and foreign currency translation, and in the fair value of consideration including price adjustments and migration costs. There were no additional related impacts identified, and the ongoing profits from HSBC Argentina were not excluded from our basic earnings per share excluding material notable items and related impacts.

Multi-jurisdictional client revenue
Multi-jurisdictional client revenue is a financial metric we use to assess our ability to drive value from our international network.
In our wholesale businesses, we identify a client as multi-jurisdictional if they hold a relationship with us that generates revenue in any market outside of where the primary relationship is managed. A client is defined as a mastergroup (HSBC’s own client groupings) that includes both the parent and, where relevant, any subsidiaries.
Multi-jurisdictional client revenue is a component of wholesale client revenue and represents the total client revenue we generate from multi-jurisdictional clients. Wholesale client revenue is derived by excluding from CMB and GBM reported revenue the revenue we
generate from client facilitation in Fixed Income and Equities, as well as other non-client revenue. In 2023, we also excluded the gain on the acquisition of SVB UK.

Wholesale multi-jurisdictional client revenue
	2024	2023
	$bn	$bn
CMB and GBM revenue	39.1	39.0
Allocated revenue and other[1]	(1.3)	0.9
Client facilitation in Fixed Income and Equities	(5.6)	(4.8)
Gain on acquisition of SVB UK	—	(1.6)
Wholesale client revenue	32.3	33.5
– clients banked in multiple jurisdictions (‘multi-jurisdictional’)	20.0	20.4
– domestic only clients	12.3	13.1
1Including allocations of Market Treasury revenue, HSBC Holdings interest expense and hyperinflationary accounting adjustments, and interest earned on capital held in the global businesses.

HSBC Holdings plc Annual Report on Form 20-F	135
Other information
Contents

135	Disclosure controls
135	Management’s assessment of internal controls over financial reporting
135	Regulation and supervision
141	Disclosures pursuant to Section 13(r) of the Securities Exchange Act

Disclosure controls
The Group Chief Executive and Group Chief Financial Officer, with the assistance of other members of management, carried out an
evaluation of the effectiveness of the design and operation of HSBC
Holdings’ disclosure controls and procedures as at 31 December
2024. Based upon that evaluation, the Group Chief Executive and
Group Chief Financial Officer concluded that the disclosure controls and procedures at 31 December 2024 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities
Exchange Act of 1934, as amended, is recorded, processed,
summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.
Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s assessment of internal
controls over financial reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting for the year ended 31 December 2024. In making the assessment, management used the framework for internal control evaluation contained in the
Financial Reporting Council’s Guidance on Risk Management, Internal
Control and Related Financial and Business Reporting (September
2014), as well as the criteria established by the Committee of
Sponsoring Organizations of the Treadway Commission (‘COSO’) in
‘Internal Control-Integrated Framework (2013)’.
There have been no changes in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2024 that have materially affected, or are reasonably likely to materially affect, HSBC
Holdings’ internal control over financial reporting.
Based on the assessment performed, management concluded that for the year ended 31 December 2024, the Group’s internal controls over financial reporting were effective.
PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December
2024, has also audited the effectiveness of the Group’s internal control over financial reporting as stated in their report on page 361.

Regulation and supervision
The ordinary shares of HSBC Holdings are listed in London, Hong
Kong, New York and Bermuda. As a result of the listing in London,
HSBC Holdings is subject to the UK Listing Rules of the FCA. As a result of the listing in Hong Kong, HSBC Holdings is subject to The
Rules Governing the Listing of Securities on The Stock Exchange of
Hong Kong Limited (‘HKEX’). In the US, where the listing is through an American Depositary Receipt Programme, shares are traded in the form of American Depositary Shares (‘ADS’), which are registered with the US Securities and Exchange Commission (‘SEC’). As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of: the US Securities Act of 1933, as amended; the Securities Exchange Act of 1934, as amended; and the
New York Stock Exchange’s (‘NYSE’) Listed Company Manual, in
each case as applied to foreign private issuers. In Bermuda, HSBC
Holdings is subject to the listing rules of the Bermuda Stock
Exchange applicable to companies with secondary listings.
A statement of our compliance with the provisions of the
UK Corporate Governance Code issued by the Financial Reporting
Council and with the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on
HKEX can be found in the ‘Report of the Directors: Statement of
Compliance’ on page 359.
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
The UK's Prudential Regulation Authority (‘PRA’) is the HSBC Group’s
consolidated lead regulator. HSBC Holdings is approved by, and directly responsible to the PRA for ensuring the HSBC Group meets consolidated prudential requirements. The Group‘s other lead UK regulator, the FCA, supervises 14 of HSBC’s entities in the UK, including seven where the PRA is responsible for those entities‘
prudential supervision. The FCA maintains global oversight of the
Group’s management of financial crime risk in the exercise of its wider powers under the Financial Services and Markets Act 2000, and through the exercise of direct supervisory powers over HSBC
Holdings. In addition, and as required under relevant local laws, each operating bank, finance company and insurance operation within
HSBC is regulated by relevant local regulatory authorities.
UK regulation and supervision
The UK‘s financial services regulatory structure is comprised of three regulatory bodies: the Bank of England ('BoE'); the PRA; and the FCA.
The BoE is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability.
The BoE conducts prudential regulation and supervision of financial services firms through the PRA, and in addition to its wider role as the
UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of certain types of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities (‘MREL‘), through the Banking Act and the Bank Recovery and Resolution (No.
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

136	HSBC Holdings plc Annual Report on Form 20-F
Other information

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
UK banking and financial services institutions are subject to numerous laws and regulations, and related regulatory rules and guidance. The primary UK statute in this context is the Financial Services and
Markets Act 2000, as amended and supplemented by subsequent
legislation and statutory instruments, in addition to EU financial services legislation that has been assimilated into UK law pursuant to the European Union (Withdrawal) Act 2018, as amended (‘EUWA’). In
2023, the Financial Services and Markets Act 2023 (‘FSMA 2023’)
was passed creating a new set of regulatory frameworks, providing powers to HM Treasury and the UK’s financial services regulators to revoke and replace EU “assimilated” law and to establish new objectives, and accountability frameworks.
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
The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with Basel 3.1 in January 2022. This included changes in relation to counterparty risk, equity investments in funds and market risk RWAs and the leverage ratio. The second and final tranche of Basel 3.1 includes the changes to credit and operational risk and credit valuation adjustment RWAs, further changes to the market risk RWAs and the implementation of an RWA output floor.
In December 2023, the PRA published its first set of near final rules for the second tranche of Basel 3.1 covering market risk, credit valuation adjustment and operational risk requirements. In September
2024, the PRA published its second set of near final rules for the implementation of Basel 3.1 covering credit risk, the output floor and reporting and disclosures. The PRA also set out its intention to streamline the Pillar 2A capital framework and capital communications process. Alongside this, HM Treasury published its policy statement on the implementation of Basel 3.1 in the UK. This sets out the process for transferring parts of the UK CRR out of UK legislation and into the PRA Rulebook.
In September 2024, the PRA proposed implementation date for the
Basel 3.1 package was 1 January 2026, with a phase-in period of four years for the output floor until 31 December 2029; however, in
January 2025, the proposed implementation date was delayed until 1
January 2027, to allow time for greater clarity in the implementation plans of the US, and the phase-in period for the output floor has consequently been reduced to three years. As a result, the final Basel
3.1 rules are scheduled to take effect from 1 January 2027, with a three-year phase-in of the output floor until 31 December 2029, so that the date of full implementation remains 1 January 2030.
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
The HKMA follows international practices as recommended by the
BCBS to supervise authorised institutions. Under the Banking
Ordinance, the HKMA imposes capital requirements on authorised institutions through the Banking (Capital) Rules, liquidity requirements through the Banking (Liquidity) Rules and large exposure limits through the Banking (Exposure Limits) Rules. These rules take into account the latest standards set by the BCBS. In December 2023, the
HKMA published final rules for the implementation of the Basel 3.1 standards, which became effective on 1 January 2025.
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

HSBC Holdings plc Annual Report on Form 20-F	137
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
In order for resolution to be both feasible and credible, the HKMA requires authorised institutions to be organised and managed at all times in a way that facilitates the effective use of the resolution powers in the event of their failure or likely failure. The HKMA has set resolution standards with which authorised institutions need to comply in order to inform resolution planning and remove
impediments to resolvability. Those standards cover the periodic submission of core information to the Resolution Office, loss-
absorbing capacity, liquidity and funding in resolution, operational

138	HSBC Holdings plc Annual Report on Form 20-F
Other information

continuity in resolution, the contractual recognition of the suspension of termination rights, and continuity of access to financial market infrastructure services.
US regulation and supervision
The Group is subject to federal and state supervision and regulation in the US. Banking laws and regulations of the Federal Reserve Board
(the ‘FRB’), the Office of the Comptroller of the Currency (the ‘OCC’)
and the Federal Deposit Insurance Corporation (the ‘FDIC’)
(collectively, the ‘US banking regulators’) govern various aspects of our US business. HSBC Bank USA, N.A. (‘HSBC Bank USA’) is subject to direct supervision and regulation by the Consumer Financial
Protection Bureau (‘CFPB’), which has the authority to examine and take enforcement action related to compliance with US federal consumer financial laws and regulations. HSBC Bank USA’s derivative activities are subject to supervision and regulation by the Securities and Exchange Commission (‘SEC’) and Commodity Futures Trading
Commission (‘CFTC’). The Group’s US securities broker/dealer and investment banking operations are also subject to ongoing
supervision and regulation by SEC, the Financial Industry Regulatory
Authority and other government agencies and self-regulatory
organisations under US federal and state securities laws. Similarly, the Group’s US commodity futures, commodity options and swaps-
related and client clearing operations are subject to ongoing supervision and regulation by the CFTC, the National Futures
Association and other self-regulatory organisations under US federal commodities laws. Furthermore, since we have substantial operations outside the US that conduct many of their day-to-day transactions with the US, HSBC entities’ operations outside the US are also subject to the extraterritorial effects of US regulation in many respects.
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
In 2019, the FRB and the other US banking regulators jointly finalised rules that tailor the application of the enhanced prudential standards for large US banking organisations and the US operations of certain foreign banking organisations (the ‘Tailoring Rules’). The Tailoring
Rules assign each BHC, combined US operations of foreign banking organisations and US IHC with $50bn or more in total US assets to one of five buckets (Categories I, II, III, IV, and ‘Other Firms‘) based on their relative size and complexity and assessed on asset size, cross-jurisdictional activity, reliance on short-term wholesale funding, non-bank asset size, and off-balance sheet exposures. As of 1 January
2024, HNAH continues to be classified as a Category IV firm per the criteria set forth in the Tailoring Rules. As a Category IV banking organization, HNAH will continue to be subject to specific enhanced prudential standards applicable to banking organisations assigned to
Category IV. As the depository institution subsidiary of HNAH, HSBC
Bank USA is also subject to the regulatory capital requirements applicable to Category IV firms.
HNAH, HSBC USA Inc. and HSBC Bank USA are required to maintain minimum capital ratios (exclusive of any capital buffers), including a minimum Tier 1 leverage ratio of 4%, and a minimum total risk-based capital ratio of at least 8%. HNAH, HSBC USA Inc. and HSBC Bank
USA each calculate their risk-based capital requirements as Non-
Advanced Approaches banks in accordance with the Basel III rule as adopted by US banking regulators. Over and above the minimum risk-
based requirements, HNAH is subject to a Stress Capital Buffer
(‘SCB’), which is floored at 2.5% and is recalibrated every other year unless HNAH opts to be subject to supervisory stress testing by the
FRB during an "off year". HSBC USA Inc. and HSBC Bank USA
continue to be subject to the static 2.5% capital conservation buffer
(‘CCB‘). Compliance with the SCB/CCB does not represent minimum requirements per se, but rather a necessary condition to allow capital distributions and discretionary bonus payments.
In 2023, the US banking regulators proposed changes to the
regulatory capital rules applicable to US banks, BHCs and IHCs, including HNAH, HSBC USA Inc. and HSBC Bank USA that were
intended to be broadly consistent with the Basel III standards issued by the Basel Committee on Banking Supervision (‘BCBS’) in 2017.
The future of this proposal is uncertain.
Under FRB regulations, HNAH is subject to supervisory stress testing requirements (on an every other year basis, with the next FRB supervisory stress test expected to take place in 2026) that are designed to evaluate whether a BHC has sufficient capital on a total consolidated basis to absorb losses and support operations under severely adverse economic conditions. As part of the Comprehensive
Capital Analysis and Review (‘CCAR‘), the FRB uses pro-forma capital positions and ratios under such stress scenarios to determine the size of the SCB for each CCAR participating firm.
As part of CCAR, HNAH is required to submit an annual capital plan to the FRB on or before 5 April of each year. Category IV firms may opt into CCAR supervisory stress testing in an "off year" in order to recalibrate their SCB based on their most recent supervisory stress test. The SCB equals (i) a firm‘s projected decline in common equity tier 1 under the supervisory severely adverse stress testing scenario plus (ii) one year of planned common stock dividends. In August 2024, the FRB announced a new SCB for each CCAR firm based on its most recent CCAR stress tests and planned common stock distributions, which took effect on 1 October 2024. HNAH’s SCB requirement was
5.1%, a reduction from 6.4% in 2023.
HNAH already utilises an internal capital assessment approach that is analogous to the SCB and continues to review the composition of its capital structures and capital buffers in light of these developments.
Under the Tailoring Rules, certain US banking organisations are subject to heightened liquidity and risk management requirements, including the US LCR and NSFR. Category IV firms, including HNAH, are subject to a less stringent US LCR and NSFR modified regulatory requirement so long as HNAH‘s weighted short-term wholesale
funding equals or exceeds $50bn. As a result, under the modified US
LCR rule, a LCR of 100 percent or higher reflects an unencumbered
HQLA balance that is equal to or exceeds 70 percent of the firm’s liquidity needs for a 30 calendar day liquidity stress scenario.

HSBC Holdings plc Annual Report on Form 20-F	139
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
Under the FRB and FDIC rule implementing the resolution planning requirements for depository institution holding companies (the "SIFI
Plan") in the Dodd-Frank Act, HSBC Holdings is required to file a SIFI
Plan every three years. HSBC Holdings’ last SIFI Plan was a targeted resolution plan submitted in December 2021. The FRB and FDIC provided feedback on this targeted plan in December 2022. The FRB and FDIC did not identify any shortcomings or deficiencies but noted
areas where further progress will help improve HSBC Holdings’
preparation for a rapid and orderly resolution of its US subsidiaries and operations that may be addressed in HSBC Holdings’ next plan submission. As the combined US operations of HSBC Holdings
moved from Category III to Category IV shortly after its last submission, it is now a triennial reduced filer, which requires the submission of reduced plans every three years. The next SIFI Plan submission is due on 1 July 2025. Under the FDIC’s separate
resolution plan requirements for insured depository institutions (the
‘IDI Plan‘) with $100bn or more in total consolidated assets, banks including HSBC Bank USA, are required to submit an IDI Plan every three years. HSBC Bank USA submitted its latest IDI plan in
December 2022. In June 2024, the FDIC adopted a final rule that increased the frequency of, and substantive requirements applicable to, IDI Plans. HSBC Bank USA continues to be required to submit an
IDI Plan every three years (now with an interim supplement required in the off years) and would become subject to increased content requirements and an emphasis on capabilities testing and
engagement with the FDIC. HSBC Bank USA’s interim supplement is due on 1 July 2025 and a full IDI Plan is due on 1 July 2026. The OCC also recently finalized revisions to its recovery planning guidelines, which included lowering the threshold of banks to which it applies from $250bn to $100bn average total consolidated assets. HSBC
Bank USA now becomes subject to these requirements and must
comply with most aspects of the revised rule by 1 January 2026. The
FRB has separately established a framework for recovery plans, although HSBC is not currently required to submit a recovery plan to
US regulators unless specifically requested to do so.
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
HSBC Bank USA and HSBC Bank plc are registered as swap dealers with the CFTC and registered as SBS dealers with the SEC. Because it is a non-US dealer, HSBC Bank plc is only subject to certain of the
CFTC’s requirements in respect of swap transactions with US
persons and certain persons guaranteed by or affiliated with US persons, and only subject to certain of the SEC’s requirements in respect of SBS transactions with US persons or which are arranged, negotiated, or executed by US personnel. HSBC Bank plc is also permitted to satisfy certain CFTC requirements and SEC requirements through ‘substituted compliance’ pursuant to relevant determinations and related relief issued by the SEC and the CFTC.
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
EU Regulation and supervision
HSBC Continental Europe (‘HBCE’) is the parent company of all HSBC
European subsidiaries. In accordance with provisions of the Capital
Requirements Directive (‘CRD’), HBCE is an Intermediate Parent
Undertaking (‘IPU’) for HSBC's European subgroup, centralising all coordination and requests to the European Central Bank (‘ECB‘) and the EU member states’ national supervisory authorities ,the European
Single Resolution Board (‘SRB‘) and the EU member states’ national resolution authorities.
In the EU, the package of rules implementing the Basel 3.1 reforms were finalised in 2024. The final version of the amendments to the
Capital Requirements Regulation, known as CRR3, was published in
June. The CRR3 amends the rules as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor in accordance with Basel 3.1.
The implementation date for the majority of the requirements remains
1 January 2025, with an output floor transitional period of five years.
In October 2024, a delegated act postponing the implementation of the market risk rules by one-year until 1 January 2026 was formally adopted. The one-year delay aims to ensure that implementation in
Europe is aligned to other major jurisdictions.
In June 2024, the EU also enacted the amendments to the Capital
Requirements Directive, known as CRD6. While the CRR3 and most of the CRD6 requirements apply only to European subsidiaries of
HSBC, the CRD6 Article 21c introduces a restriction on cross-border activities provided by non-EU banking entities to EU-based clients, subject to certain exemptions. EU member states have 18 months to transpose the CRD6 rules into national law, so that the effective implementation date is in January 2026. There is an additional one-
year transition period for provisions relating to cross-border services and third-country branches.
As part of the implementation of CRR3 and CRD6, the EBA has been mandated to draft 140 pieces of secondary legislation and guidance in support of implementation.
Global and regional prudential and
other regulatory developments
The Group is subject to regulation and supervision by a large number of regulatory bodies and other agencies. In addition to regulatory changes being introduced at a country level, changes are often driven by global bodies such as the G20, the FSB and the Basel Committee on Banking Supervision, which are then implemented at country level or in the case of the EU, regionally, subject to modifications and with separate additional measures.

140	HSBC Holdings plc Annual Report on Form 20-F
Other information

Of principal importance from a prudential perspective are the changes that relate to Basel 3.1 (as explained in the 'UK regulation and supervision' section).
We are also subject to regulatory stress testing in many
jurisdictions.These have increased both in frequency and in the granularity of information required by supervisors. They include the programmes of the BoE, the FRB (as explained in the ‘US regulation and supervision’ section), the OCC, the EBA, the ECB, the HKMA and other regulators. For further details, see ‘Stress testing’ on page 146.
On prudential changes, further details can be found in the ‘Regulatory developments’ section on page 7 of the Pillar 3 Disclosures as at
31 December 2024.
Recovery and resolution
The HSBC Group is subject to recovery and resolution requirements in many of the jurisdictions in which it operates. In Europe, the Bank
Recovery and Resolution Directive (BRRD) establishes a framework for the recovery and resolution of EU credit institutions and investment firms. This framework applies to HSBC’s operating banks in the European region. In Hong Kong, the Banking Ordinance and
Financial Institutions (Resolution) Ordinance sets out requirements for recovery and resolution planning. In general, each respective part of the HSBC Group is responsible for ensuring that it meets local recovery and resolution requirements where they exist, which are mainly applicable only to those regulated entities in a particular jurisdiction. The PRA and BoE, however, are the lead regulators from a recovery and resolution perspective respectively for the
consolidated HSBC Group.
HSBC maintains recovery plans designed to outline credible
management actions that the HSBC Group could implement in the event of severe stress in order to restore its business to a stable and sustainable condition. The HSBC Group submits a Group recovery plan to the PRA, the latest plan being submitted to the PRA in June
2024. In addition, certain HSBC entities also submit local recovery plans to host regulators, where local recovery planning requirements are in place. HSBC’s recovery plans are frequently re-appraised to reflect HSBC’s Group structure as well as meet regulatory and internal feedback, including through regular stress testing and ‘fire drill’ simulations.
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
In the event of a resolution of the HSBC Group, it is anticipated that the MREL eligible debt issued externally by HSBC Holdings plc would be written down or converted to equity by the BoE using its statutory powers. This would enable subsidiaries of the HSBC Group to be recapitalised, as needed, to support the resolution objectives and maintain the provision of critical functions locally. Recapitalisation of operating bank subsidiaries could be achieved through the write-
down, or conversion to equity, of internally issued MREL, Total Loss
Absorbing Capacity (‘TLAC‘) or Loss Absorbing Capacity (‘LAC‘). It is
anticipated that this approach to recapitalising the HSBC Group’s operating bank subsidiaries would allow the Group to stay together in order to ensure an effective stabilisation of the whole Group whilst also facilitating an orderly restructuring process post resolution. Any resolution of HSBC as a group would be coordinated by the BoE.
Given the geographical footprint of the HSBC Group, resolution authorities have determined that HSBC has three resolution groups that together account for over 97% (US$ 810.8bn) of the Group’s consolidated RWAs (US$ 835.1bn): The Asia resolution group ('ARG'), the European resolution group ('ERG') and the US resolution group
('USRG'). As a result, HSBC is overseen by various regulators and resolution authorities including its lead global regulators and resolution authority, the BoE and the PRA and a number of host regulators and resolution authorities. Examples include the European SRB, the
HKMA, FRB, FDIC and OCC. These host resolution authorities have statutory resolution group powers which could be applied to
subsidiaries of the HSBC Group in their jurisdictions. The application of these local statutory resolution powers may result in one or more individual resolution authorities leading to a local resolution of the subsidiaries within their jurisdiction.
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
The RAF requires HSBC to prepare a report on the HSBC Group’s assessment of its resolvability, which must be submitted to the BoE on a biennial basis. HSBC Group submitted its second report to the
BoE in October 2023. In August 2024, HSBC made its second public disclosure on its resolvability, which summarised the key findings from the second RAF Self-assessment. In line with the previous BoE
RAF cycle, alongside HSBC's disclosure, the BoE also disclosed its own assessment of UK banks’ resolvability, including HSBC, against expectations set out in the RAF.
Regular engagement with the BoE and PRA is maintained on
Recovery and Resolution Planning topics. HSBC continues to engage with the BoE, PRA and its global regulators in other jurisdictions to help ensure that it meets current and future recovery and resolution requirements.
Financial crime regulation
HSBC has an established financial crime risk management
programme that is applicable across all global businesses and functions, and all countries and territories in which we operate. HSBC is committed to preventing our products and services from being exploited for criminal activity. We do this because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate and the integrity of the financial system on which we all rely. We recognise that financial institutions are inherently exposed to financial crime risk, which cannot be mitigated in its entirety. We employ a risk-based approach to managing our exposure by focusing our resources in a manner that is proportionate to the level of financial crime risk inherent in our business strategy and operating model. We remain committed to conducting our
activities in accordance with all applicable financial crime laws and regulations in the markets in which we operate, the expectations of our regulators and our own risk appetite.
HSBC's global financial crime programme is designed to enable the bank and its staff to detect, analyse, investigate, report and mitigate the risk of HSBC facilitating or being used to facilitate financial crime, including fraud, bribery and corruption, tax evasion, sanctions and export control violations and evasion, money laundering, terrorist financing and proliferation financing.
HSBC continues to develop its anti-money laundering programme in light of emerging risks and new legislation. Technical and digital innovation in how we engage with customers and the services we

HSBC Holdings plc Annual Report on Form 20-F	141
provide to them continues at pace. HSBC continues to monitor developments, shape risk appetite and develop appropriate controls to manage the risks associated with the increasing use of alternate
(including digitised) payment methods and technologies. HSBC continues to enhance its control framework to detect, deter and disrupt money laundering, terrorist financing and proliferation financing more effectively, increasing its use of intelligence-led technologies to monitor customers for unusual or suspicious activity.
HSBC has refreshed its processes and procedures to manage the risk of the bank's products and services being used for the purposes of tax evasion or bribery and corruption, whether by its customers or through its staff or third party engagements, which may expose
HSBC to corporate criminal liability. HSBC seeks to comply with all applicable anti-bribery and anti-corruption laws in every market and jurisdiction in which it operates while focusing on the spirit of relevant laws and regulations, demonstrating HSBC’s commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance. HSBC provides annual mandatory training on the prevention of money laundering, terrorist financing, proliferation financing, bribery and corruption and tax evasion to all staff and carries out regular monitoring and testing of its programmes to inform enhancements to the global financial crime policy on an ongoing basis. HSBC also maintains clear whistleblowing policies and processes, to ensure that individuals can report concerns
confidentially.
HSBC continues to develop its fraud controls in conjunction with areas such as cyber risk, to protect the bank and our customers;
investing in capabilities to fight financial crime through the application of new technologies such as behavioural biometrics, advanced analytics and artificial intelligence. A comprehensive programme of customer awareness and staff training is in place to maintain strong anti-fraud awareness. HSBC continues to invest in enhancements to fraud prevention and detection tooling with leading vendors.
Enhanced metrics are tracked closely to assist with control
performance monitoring and support the ongoing optimisation of fraud defences.
HSBC’s sanctions programme seeks to apply a globally consistent standard to manage sanctions compliance and export control risk effectively across all HSBC legal entities in all jurisdictions in which
HSBC operates. The external sanctions environment remains
dynamic, and sanctions regimes are increasingly complex and less predictable as geopolitical tensions continue to rise. Russia, and less so Belarus, have continued to be targeted by various trade and financial sanctions in 2024, with greater focus on enforcing sanctions and limiting methods of sanctions evasion and sources of Russian revenue. The US-China relationship remains complex, with both sides imposing sanctions and export restrictions. The US recently
implemented an Outbound Investment Programme, which seeks to restrict / limit US Person investment in the non-publicly traded securities of Chinese, Hong Kong and Macau entities that engage in certain activity related to semiconductors and microelectronics, quantum information technologies or artificial intelligence, and the EU is considering a similar programme.
China has retaliated by imposing, among other things, export restrictions on key high-tech materials with potential military applications.
Other material sanctions regulatory developments include the US terminating its Zimbabwe sanctions programme, partially rolling back sanctions relief afforded to Venezuela in 2023, granting additional sanctions relief for basic human needs following the fall of the Assad regime, and increasing the statute of limitations for civil enforcement action and criminal prosecution for breaches of US sanctions from five to ten years. The UK also introduced new strict liability enforcement powers for breaches of UK trade sanctions, including forming the
Office of Trade Sanctions Implementation to enforce UK trade sanctions, as well as expanded authorities to impose sanctions on financial institutions or other entities that facilitate certain transactions relating to the Russian government. HSBC continues to monitor regulatory developments and their impact on HSBC’s global financial crime policy and risk appetite.

Disclosures pursuant to Section 13(r)
of the Securities Exchange Act
Section 13(r) of the Securities Exchange Act requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions with persons or entities targeted by U.S.
sanctions programmes relating to Iran, terrorism, or the proliferation of weapons of mass destruction, even if those activities are not prohibited by U.S. law, are conducted outside the U.S. by non-U.S.
affiliates in compliance with local laws and regulations, and are not material to the business of the issuer or any of its affiliates.
To comply with this requirement, HSBC Holdings plc (together with its affiliates, “HSBC”) has requested relevant information from its affiliates globally. The following activities conducted by HSBC are disclosed in response to Section 13(r) and are not material to the business of HSBC:
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
There was no measurable gross revenue in 2024 under those
guarantees and counter indemnities. We do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure. We are seeking to cancel all relevant guarantees and counter indemnities, and do not currently intend to provide any new guarantees or counter indemnities involving Iran. No guarantees were cancelled in 2024, and approximately 14 remain outstanding.
Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
We act as the trustee and administrator for a pension scheme involving employees of a U.S.-sanctioned Iranian bank in Asia. Under the rules of this scheme, we accept contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. We run and operate this pension scheme in accordance with applicable laws and regulations.
Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during 2024, was approximately
$2,319.
For the Iranian bank-related activity discussed above, we do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure.
We currently intend to continue to wind down the above activities, to the extent legally permissible, and not enter into any new such activity.
Activity related to U.S. Executive
Order 13224
We had an individual customer in the Middle East that was
designated under Executive Order 13224 in 2023. The customer's accounts were restricted at the time of designation and the
relationship was exited in 2024. As part of the exit process, we returned the customer's funds to the customer.
We had an individual customer in the Middle East employed by a corporate entity that was designated under Executive Order 13224 in
2024. Shortly following the designation, we processed one local currency salary payment to the individual customer from the entity.
The customer relationship was exited in 2024.

142	HSBC Holdings plc Annual Report on Form 20-F
We have individual and corporate customers in the Middle East that, during 2024, made local currency cheque payments for the rental of property to a corporate entity designated under Executive Order
13224. We processed these cheques on behalf of our customers.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2024.
Activity related to U.S. Executive
Order 13382
We had two individual customers in Asia that were designated under
Executive Order 13382 in 2023. The customers' accounts were
restricted at the time of designation and the relationships were exited in 2024. As part of the exit process, we returned the customers'
funds to the customers.
We administer a pension scheme for a corporate entity in Asia in accordance with applicable laws and regulations. An individual participant in this pension scheme was designated under Executive
Order 13382 in 2023. We have restricted the individual's pension scheme account. During 2024, prior to the imposition of the account restriction, we allocated two mandatory local currency contributions into the individual's pension scheme account.
For this activity, there was no measurable gross revenue or net profit to HSBC during 2024.
Other activity
We have a non-Iranian insurance company customer in the Middle
East that, during 2024, made local currency domestic payments for the reimbursement of medical treatment to a hospital located outside
Iran that is owned by the Government of Iran. We processed these payments from our customer to the hospital.
We have two customers in the Middle East that, during 2024, made local currency domestic payments for medical treatment to a hospital located outside Iran that is owned by the Government of Iran. We processed these payments from our customers to the hospital.
We have one corporate customer in the Middle East that, during
2024, received local currency cheques from a hospital located outside
Iran that is owned by the Government of Iran. We processed the cheques from the hospital to our customer.
We have individual and corporate customers in the Middle East that, during 2024, received local currency cheques from an insurance company located outside Iran that is owned by the Government of
Iran. We processed these cheques from the insurance company to our customers.
We have one corporate customer in Europe that, during 2024,
received local currency domestic payments from an insurance
company located outside Iran that is owned by the Government of
Iran for the provision of repair services. We processed the payments from the insurance company to our customer.
We have individual and corporate customers in Asia, Europe and the
Middle East that, during 2024, made small local currency domestic payments to, or received such payments from, Iranian embassies or consulates. These customers are engaged in activities that require consular services provided by embassies or consulates or provide goods and services that support the conduct of the official business of the embassies or consulates. In addition, we have an international organisation customer in Europe that, during 2024, received a local currency payment from an Iranian embassy relating to annual
membership fees. We processed these payments between our
customers and the Iranian embassies or consulates.
We have two corporate customers in Europe that, during 2024, received local currency payments from a bank owned by the
Government of Iran in relation to management charges for property owned by the bank. We processed these payments to our customers.
We have individual customers in Europe that are employed by a bank located outside Iran that is owned by the Government of Iran. During
2024, we processed local currency salary payments received via banks that are not owned by the Government of Iran to our
customers.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2024.
Frozen accounts and transactions
We maintain several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed, authorised, or otherwise related to the maintenance of such accounts as consistent with applicable law, took place during 2024. There was no measurable gross revenue or net profit to HSBC during 2024 relating to these frozen accounts.

HSBC Holdings plc Annual Report on Form 20-F	143
Risk
review
Our risk review outlines our approach to risk
management, how we identify and monitor top
and emerging risks, and the actions we take to
mitigate them. In addition, it explains our
material banking risks, including how we
manage capital.

144	Our approach to risk
148	Top and emerging risks
154	Risk factors
167	Our material banking risks
169	Credit risk
230	Treasury risk
246	Market risk
249	Climate risk
258	Resilience risk
259	Regulatory compliance risk
259	Financial crime risk
260	Model risk
261	Insurance manufacturing operations risk
Bangkok, Thailand, 1990s. Customer Service Desk.

144	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Our approach to risk
Our risk appetite
Our risk appetite defines the level and types of risk that we are willing to take, while informing the financial planning process and guiding strategic decision making. Our risk appetite is defined as the aggregate level of risk that we are comfortable to take to achieve our strategic objectives. Risk appetite also provides a mechanism for non-
executive directors and executive directors to collectively establish the Group’s willingness to engage in certain activities and assess these activities.
Enterprise-wide application
Our risk appetite is expressed holistically through various risk management mechanisms and activities, in both quantitative and qualitative terms. The Group Risk and Compliance function carried out a review in 2024, which led to enhancements to our Global Risk
Appetite Framework to help ensure it remains aligned to industry best practices, regulatory expectations and our strategic goals. Our Global
Risk Appetite Framework continues to evolve and expand its scope as part of our periodic review process.
The Board reviews and approves the Group’s risk appetite regularly to make sure it remains fit for purpose. The Group’s risk appetite is considered, developed, and enhanced through the following
principles:
–alignment with our strategy, purpose, values, external risk environment, reputational and customer needs;
–compliance with applicable laws, regulations and regulatory priorities;
–forward-looking insights into future risk exposure;
–sufficiency of available capital, liquidity and balance sheet leverage to absorb the risks;
–capacity and capabilities of people to manage the risk landscape;
–functionality, capacity and resilience of available systems to manage the risk landscape;
–effectiveness of the applicable control environment to mitigate risk; and
–internally and externally disclosed commitments.
We formally articulate our risk appetite through our Risk Appetite
Statement (‘RAS’). Setting out our risk appetite helps ensure that we agree a suitable level of risk for our strategy. In this way, risk appetite informs our financial planning process and helps senior management to allocate capital to business activities, services and products.
At a Group level, performance against the RAS is reported to the
Group Risk Management Meeting alongside key risk indicators to support targeted insight and discussion of breaches of risk appetite and any associated mitigating actions. This reporting allows risks to be promptly identified and mitigated, and informs risk-adjusted remuneration to drive a strong risk culture.
Coverage of each principal subsidiary and material operating entity is monitored through a RAS, which helps ensure they remain aligned with the Group’s RAS. Each RAS and business activity is guided and underpinned by qualitative principles and/or quantitative metrics.

Risk management
We recognise that the primary role of risk management is to help protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth. This is supported through our three lines of defence model described on page 145.
In addition, we recognise the importance of a strong culture, which refers to our shared attitudes, beliefs, values and standards that shape behaviours including those related to risk awareness, risk taking and risk management. All our people are responsible for the management of risk, with ultimate supervisory oversight residing with the Board.
The implementation of our business strategy remains a key focus. As we implement change initiatives, we actively manage the execution risks. We also perform periodic risk assessments, including against strategies, to help ensure retention of key personnel for our continued
safe operation.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continuous monitoring and promotes risk awareness and a positive risk culture. It encourages a sound operational and strategic decision-
making and escalation process. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities, with clear accountabilities. We actively review and enhance our risk management framework and our
approach to managing risk.
Group Risk and Compliance is independent from the global
businesses, including our sales and trading functions. It provides challenge, oversight and appropriate balance in risk/return decisions.

HSBC Holdings plc Annual Report on Form 20-F	145
Our risk management framework
The following diagram and descriptions summarise key aspects of the risk management framework, including governance, structure, risk management tools and our culture, which together help align employee behaviour with risk appetite.

Key components of our risk management framework
HSBC values and risk culture
Risk governance	Non-executive risk governance	The Board approves the Group’s risk appetite, plans and performance targets. It sets the ‘tone from the top’ and is advised by the Group Risk Committee (see page 281).
Executive risk governance
Our executive risk governance structure is responsible for the enterprise-
wide management of all risks, including key policies and frameworks for the management of risk within the Group (see pages 145 and 167).

Roles and responsibilities	Three lines of defence model
Our ‘three lines of defence’ model defines roles and responsibilities for risk management. An independent Group Risk and Compliance function helps ensure the necessary balance in risk/return decisions (see page 145).

Processes and tools	Risk appetite
The Group has processes in place to identify, assess, monitor, manage and report risks to help ensure we remain within our risk appetite and to anticipate, prevent, respond to, and recover from, significant operational disruptions.

Enterprise-wide risk management tools
Active risk management: identification/assessment, monitoring, management and reporting
Operational resilience

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
Committee considers matters arising from customers, transactions and third parties that either present a serious potential reputational risk to the Group or merit a Group-led decision to help enable a consistent risk management approach across the regions, global businesses and global functions. Further details can be found under the ‘Reputational risk’ section of www.hsbc.com/who-we-are/esg-
and-responsible-business/managing-risk.
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
We use a defined executive risk governance structure to help enable appropriate oversight and accountability of risk, which facilitates reporting and escalation to the Group Risk Management Meeting.
This structure is summarised in the following table.

Governance structure for the management of risk and compliance
Authority	Membership	Responsibilities include:
Group Risk Management Meeting	Group Chief Risk and Compliance Officer Group Chief Legal Officer Group CEO Group CFO Group Head of Financial Crime and Group Money Laundering Reporting Officer All other Group Executive Committee members
–Supporting the Group Chief Risk and Compliance Officer in exercising Board-delegated risk management authority
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

146	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Governance structure for the management of risk and compliance (continued)
Authority	Membership	Responsibilities include:
Global business/regional risk management meetings
Global business/regional chief risk and
compliance officers and chief risk officers
Global business/regional chief executive
officers
Global business/regional chief financial
officers
Global business/regional heads of global
functions

–Supporting the Group Chief Risk and Compliance Officer in exercising Board-delegated risk management authority
–Forward-looking assessment of the risk environment
–Implementation of risk appetite and the risk management framework
–Monitoring all categories of risk and overseeing appropriate mitigating actions
–Embedding a supportive culture in relation to risk management and controls

The Board committees with responsibility for oversight of risk-related matters are set out on page 279.
Treasury risks are the responsibility of the Group Executive Committee and the Group Risk Committee. Global Treasury actively manages these risks, supported by the Holdings Asset and Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury Risk Management and the Group Risk
Management Meeting. Further details on treasury risk management are set out on page 230.
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
–The first line of defence owns the risks and is responsible for identifying, recording, reporting and managing these risks in line with risk appetite, including that the right controls and assessments are in place to mitigate them.
–The second line of defence challenges the first line of defence on effective risk management, and provides advice, guidance and assurance of the first line of defence to help ensure it is managing risk effectively.
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
We have continued to strengthen the control environment and our approach to the management of risk, as set out in our risk
management framework. Our ongoing focus is on helping to enable more effective oversight and better end-to-end identification and management of financial and non-financial risks. This is overseen by the Enterprise Risk Management function, headed by the Global Head of Enterprise Risk Management.
Stress testing and recovery planning
Our stress testing programme assesses our capital and liquidity strength through an examination of our resilience to external shocks, and forms part of our risk management and capital and liquidity planning. As well as undertaking regulatory-driven stress tests, we conduct our own internal stress tests to understand the nature and level of material risks, quantify the impact of such risks and develop plausible mitigating actions. The outcome of a stress test provides management with key insights into the impact of severely adverse events on the Group and provides an indication to regulators of the
Group’s resilience to shocks and financial stability.
Internal stress tests
Our internal capital assessment uses a range of stress scenarios that explore risks identified by management. They include potential adverse macroeconomic, geopolitical, climate and operational risk events, as well as other potential events that are specific to HSBC.
The selection of stress scenarios is based upon the output of our identified top and emerging risks and our risk appetite processes.
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
During 2024, we completed a Group-wide internal stress test
alongside testing of the Group’s strategy, otherwise known as the corporate plan, to test and inform our strategy and assumptions. The stress scenario assessed the impact of two contrasting scenarios envisioning severe macroeconomic conditions over a five-year period.
These scenarios reflected the uncertain inflation and interest rate environment, heightened geopolitical tensions, banking sector challenges and global economic stress.
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

HSBC Holdings plc Annual Report on Form 20-F	147
Recovery and resolution plans
Recovery and resolution plans form part of the integral framework safeguarding the Group’s financial stability under severe stress. The
Group recovery plan, together with stress testing, helps us identify credible recovery options that can be implemented under a range of idiosyncratic and market-wide stress scenarios. The aim is to mitigate the potential shortfall in capital and liquidity pressures. The Group continues to develop its recovery and resolution capabilities, including in relation to the Resolvability Assessment Framework.

Key developments in 2024
In 2024, we continued to manage risks related to macroeconomic and geopolitical uncertainties and develop risk management capabilities through the continued enhancement of our risk management
framework. We also retained our focus on risk transformation and financial crime and continued to assess the Group’s operational resilience capability while prioritising the most significant enterprise risks. We made progress with, and continue to develop capabilities to address key risks. More specifically, we sought to enhance our risk management in the following areas:
–We are advancing on our comprehensive initiative aimed at
strengthening our global regulatory reporting processes and
making them more sustainable. This multifaceted programme
includes enhancing data, consistency and controls.
–We are further strengthening our control environment through the delivery of a new Global Control Oversight function which aims to help drive a centralised and consistent approach to controls oversight across the first line of defence business and process owners.
–We continue to maintain a focus on our technology and
cybersecurity controls to improve the resilience and security of our technology services in response to the heightened external threat environment.
–We have improved the quality of our strategic change investment processes and associated control monitoring and are seeking to transition to a more agile approach to delivery of complex
transformation portfolios and initiatives.
–We continue to enhance our model risk framework in response to changes in regulation and external factors. AI and machine learning models remain a key focus. Progress has been made in enhancing governance activity in this area with particular focus on generative
AI due to the pace of technological change and regulatory and wider interest in adoption and usage.
–We enhanced our processes, framework and controls to improve the  oversight of our material third parties. We have strengthened our due diligence and monitoring capabilities, with respect to the financial stability of our third parties to better manage our supply chain and operational resilience. We will continue to assess and manage our operational resilience.
–Through our climate risk programme, we made progress on
embedding climate considerations throughout our organisation, including through risk policy updates. We also developed risk metrics to monitor and manage exposures, and further enhanced our internal climate scenario analysis. We continue to implement our climate risk programme to complete our annual materiality assessment and make changes to our policies, processes and
capabilities to better embed climate considerations throughout our organisation.
–We deployed industry-leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We will continue to evaluate technological solutions to improve our capabilities in the detection and prevention of financial crime.
–We continued to embed our regulatory management systems
focusing on forward-looking analysis, regulatory mapping, and regulatory content for our inventory.
–We continued to enhance our frameworks, policies and
governance processes to embed regulatory requirements.
f

148	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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

Externally driven
Geopolitical and macroeconomic risks
Elections and subsequent changes of government during 2024 have created uncertainty as domestic and foreign policy priorities have shifted. The US in particular is expected to continue to bring about changes to economic and foreign policy that will have broad economic and geopolitical implications.
Key economic and financial risks are monitored closely. Major markets, including the US and UK, continued to grow during the second half of 2024, due to expansionary fiscal policies and the positive impact of monetary easing on domestic demand and
investment. Similarly, Hong Kong and mainland China also continued
to grow, despite ongoing declines in house prices and weakness in consumer spending.
The outlook for 2025 remains uncertain as the new US administration intends to enact a significant change in economic and foreign policies that could have an uncertain impact on global growth, inflation and interest rates. In particular, the prospect of additional US tariffs and retaliatory actions on trade has started to weigh on economic growth forecasts and has raised future inflation expectations. Consequently, markets now expect that major central banks will adopt a more cautious approach to lowering policy interest rates during the course of 2025.
The prospective impact on individual economies from the imposition of higher US tariffs will depend on the breadth and level of the increases and the dependence of the relevant countries’ exports on
US import demand. Emerging markets with higher levels of US dollar-
denominated debt and weaker public finances could be further impacted by higher US interest rates and US dollar strength which could result in higher repayment costs and refinancing risks and the associated possibility of sovereign rating downgrades.
The country and sector implications of changing global trade policies remains an area that is closely monitored. The implications for export demand from mainland China and Hong Kong is a key area of
concern.
Markets continue to finance high public deficits, but debt
sustainability remains a risk when set against a backdrop of more uncertain global growth prospects and a higher interest rate environment. Debt levels continue to rise in major markets as demands grow on government budgets from rising social welfare costs, defence and climate transition. We are monitoring the fiscal and market implications of recent government changes, including in the UK and the US, where election pledges are ambitious relative to already stretched fiscal positions. As global yields have increased, government bond prices have become increasingly sensitive to differences in growth and inflation expectations between markets, as well as the perception of fiscal and funding risks. A loss of investor confidence could drive a rise in yields, raise funding costs for governments and lead to tax increases and expenditure cuts that are negative for growth. For HSBC, the risks of a sharp rise in funding costs in our key markets relate both to the credit and refunding risks of our customers, market pricing risks of assets held for sale, and risks to net interest margins.
We continue to monitor real estate conditions in mainland China and
Hong Kong, where activity remains mixed. Various central
government policies have been introduced to support the property market and wider economy, but meaningful signs of recovery are yet to be observed, with the exception of the residential real estate market in Hong Kong, which has seen some improvement in
sentiment and transaction volumes in the fourth quarter of 2024.
In Hong Kong, the high vacancy rate in the commercial real estate sector and the elevated interest rate environment have added downward pressure to the commercial real estate market.
Commercial land sales resumed during the latter part of 2024 after a halt earlier in the year, and the recent reduction in interest rates has provided some liquidity relief to borrowers operating in this sector.
Nevertheless, a sustainable recovery in underlying demand is yet to materialise, so the pressure on property prices may persist. We continue to closely monitor the risk of further credit deterioration and defaults in the portfolio.
The Israel-Hamas conflict may resurge. While a 42-day ceasefire was agreed in January 2025, the durability of the ceasefire remains uncertain. The regional economic impact of this conflict was relatively limited throughout 2024. The US and UK imposed additional sanctions on Iran in 2024 in response to Iran’s activities and the increase in tensions between Israel and Iran. Further sanctions may be imposed and could increase the risk within our operations. While supply chains have largely adapted to the Russia-Ukraine war and the conflict in the
Middle East, the disruption of key supply routes, particularly through the Red Sea, continues to impact global supply costs. Escalation, resurgence or other changes in the Russia-Ukraine war and the conflict in the Middle East could impact economic activity regionally or globally for a prolonged period, which in turn could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
HSBC actively monitors and responds to financial sanctions and trade restrictions that have been adopted in response to the conflicts.
The sanctions and trade restrictions imposed by the US, the UK, and the EU, as well as other countries, as a result of the Russia-Ukraine war, remain complex, far-reaching and evolving. The US has
expanded the reach of its secondary sanctions regime, which includes broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services directly or indirectly involving Russia’s military-industrial base, including certain third-party activities that are difficult to detect or beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse
commercial, operational and reputational consequences for HSBC. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets.
Following a strategic review in 2022, HSBC Europe BV (a wholly-
owned subsidiary of HSBC Bank plc) entered into an agreement to sell its wholly-owned subsidiary HSBC Bank Russia (RR) (Limited
Liability Company), which was completed in May 2024.
Global tensions over trade and technology are resulting in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses. The relationships between China and several other countries, including the US and the
UK, remain complex.
To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and there is a continued risk of additional sanctions and trade restrictions or tariffs being imposed by the US and other governments in relation to, among other things, alleged human rights abuses, advances in certain sensitive technologies, territorial conflicts, and the illicit trade of fentanyl and other synthetic opioids. Strategic competition with China has the potential to impact the Group's operations and global supply chains remain vulnerable to a

HSBC Holdings plc Annual Report on Form 20-F	149
deterioration in the relationship between China and other countries.
For example, the US recently imposed a new programme restricting certain US outbound investments in Chinese companies engaged in sensitive technology sectors and the EU is considering a similar programme. In addition, during 2024 both the US and the EU raised the rate at which they levy tariffs on a range of Chinese imports, including electric vehicles. These have been imposed on the basis of unfair competition, where the Chinese government is accused of providing unfair subsidies to industry.
China, in turn, imposed a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies as well as certain goods such as rare earth minerals and metals, and technology and services. These, as well as certain other retaliatory measures, have been and may continue to be imposed against certain countries, businesses and individuals.
Existing and additional sanctions, trade restrictions, counter-sanctions and other retaliatory measures relating to the foregoing or other geopolitical tensions may adversely affect the Group, its customers and the markets in which the Group operates by creating regulatory, reputational and market risks, including additional inflationary pressures, and a more complex operating environment.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory, reputational and political risks for the Group. We maintain dialogue with our regulators in various jurisdictions on the impact of legal and regulatory obligations on our business and customers.
The financial impact on the Group of geopolitical risks in Asia is heightened due to the region’s relatively high contribution to the
Group’s profitability, particularly in Hong Kong.
While it is the Group‘s policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions and potential ambiguities in the Group’s compliance obligations continue to present challenges and risks for the Group, and could have a material adverse impact on the Group’s strategy, business, customers, operations, financial results and reputation.
More stringent data privacy, national security and cybersecurity laws in a number of markets could pose potential challenges to intra-Group data sharing. These developments may affect our ability to manage financial crime risks across markets due to limitations on cross-border transfers of personal information.
Provisioning against credit loss is conducted under the IFRS 9
‘Financial Instruments’ (’IFRS 9’) calculations of ECL, which use forward-looking scenarios that incorporate the economic and financial risks detailed above.
Key considerations in our calculation of ECLs included inflationary pressures, interest rates and changes to economic and financial policies. In the fourth quarter of 2024, to address heightened policy uncertainty following the US election and to overcome any lags in consensus forecasts, an adjustment factor based on more recent views of expected tariffs and other policy changes was modelled and then applied to each of the economic scenarios. The effect was to lower growth expectations in our major markets, while the impact on inflation and interest rates was varied.
Following the adjustment the Central scenario continues to be assigned the highest probability weighting across all of our major markets. Outer scenarios have incorporated more adverse tariff escalations and the escalation of key geopolitical risks.
There remains uncertainty regarding the adequacy of our models to reflect credit losses under emerging risks which are not captured under the historical loss experience of our models, or to adequately distinguish risks for specific sectors or portfolios.
The above risks could also have an impact on our customers and we continue to closely monitor the potential impacts and offer support to our customers in line with regulatory, government and wider
stakeholder expectations.
For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 178.
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
–We apply management judgemental adjustments where modelled
ECL does not fully reflect the identified risks and related
uncertainty, or to capture significant late-breaking events.
–We regularly review key portfolios – including our commercial real estate portfolio – to help ensure that individual customer or portfolio risks are understood and that our ability to manage the level of facilities offered through any downturn is appropriate.
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably-designed policies, procedures and controls, which are subject to ongoing testing and enhancements.
–We have taken steps, where necessary, to enhance physical
security in geographical areas deemed to be at high risk from terrorism and military conflicts.
Technology and cybersecurity risk
Like other organisations, we operate in an extensive and complex technology landscape. We need to remain resilient in order to support customers, our colleagues and financial markets globally. Risks arise where, for example, technology is not understood, maintained or developed appropriately. We also continue to operate in an
increasingly complex cyber threat environment globally. These threats include potential unauthorised access to systems including access to customer data, whether ours or that of our third-party suppliers’.
These threats require ongoing investment in business and technical controls to defend against them.
Mitigating actions
–We continue to upgrade many of our technology systems and are transforming how software solutions are developed, delivered, maintained and tested as part of our investment in the Group’s operational resilience capabilities to seek to meet the expectations of our customers and regulators, and to help prevent disruptions to our services.
–Our cyber intelligence and threat analysis team continually evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes (see page 82), and we continue to seek to strengthen our controls to help reduce the likelihood and impact of attacks including advanced malware, data leakage,
exposure through third parties and security vulnerabilities.
–We continue to seek to enhance our cybersecurity capabilities, including Cloud security, identity and access management, metrics and data analytics, and third-party security reviews and to invest in mitigating the potential threats of emerging technologies.
–We regularly report and review cyber risk and control
effectiveness at executive level across global businesses,
functions and regions, as well as at non-executive Board level to help enable appropriate visibility and governance of the risk and its mitigating actions.
–We participate globally in industry bodies and working groups, working together to seek to prevent, detect and defend against cyber-attacks on financial organisations globally.
–We respond to attempts to compromise our cybersecurity in
accordance with our cybersecurity framework. To date, none of these attacks have had a material impact on our business or
operations.

150	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Environmental, social and governance (’ESG’) risk
We are subject to financial and non-financial risks associated with
ESG-related matters, such as climate change, nature-related and human rights issues. These matters can impact us both directly and indirectly through our business activities and relationships. For details of how we govern ESG, see page 72.
We may face credit losses if climate-related regulatory, legislative or technological developments impact customers’ business models or if extreme weather events disrupt or interrupt customers’ operations, resulting in financial difficulty for customers and/or stranded assets, and impacting their ability to repay their debts. Our customers may find that their business models fail to align to a net zero economy or face disruption to their operations or deterioration to their assets as a result of extreme weather.
Trading losses may arise if climate change results in changes to macroeconomic and financial variables that negatively impact our trading book exposures.
We may also be exposed to liquidity impacts in the form of deposit outflows due to changes in customer behaviours driven by impacts to profitability/wealth, or from reputational concerns relating to the progress we make towards our climate-related ambitions and targets.
We may face impacts to our real estate portfolios due to changes to the climate, an increase in the frequency and severity of extreme weather events and chronic shifts in weather patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments. This may lead to the reduced availability or increased cost of insurance, including insurance that protects property pledged as collateral of HSBC mortgages.
Operational risk may increase if extreme weather events impact critical operations and premises.
We may face regulatory compliance risk resulting from the increasing pace, breadth and depth of climate-related regulatory expectations, including on the management of climate risk, and variations in climate-related reporting standards, requiring implementation in short timeframes across multiple jurisdictions.
Conduct risk may arise in association with the increasing demand for
‘green’ or ‘sustainable’ products where there are differing and developing standards or taxonomies.
We may face reputational risk arising from how we decide to support our customers in high-emitting sectors in their transition to net zero, the preferences of different stakeholders in relation to our approach to the transition to net zero, and if we make insufficient progress in achieving our climate-related ambitions and targets.
We may also be exposed to model risk, as the uncertain and evolving impacts of climate change as well as data and methodology
limitations, present challenges to creating reliable and accurate model outputs.
Reputational, regulatory compliance and legal risks may increase as we make progress towards our ESG-related ambitions and targets, with stakeholders likely to place greater focus on our actions, such as the development of ESG-related policies, our disclosures and financing and investment decisions relating to our ESG-related ambitions and targets.
We may be exposed to additional risks if we fail to:
–make sufficient progress towards our ESG-related ambitions and targets;
–set adequate plans to execute those plans or adapt those plans to changes in the external environment;
–manage the risks associated both with meeting and not meeting our ESG-related ambitions and targets; and
–meet evolving regulatory expectations and requirements on the management of ESG risks.
We may face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
We may face climate and ESG-related litigation and regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and ESG-related risks, or indirectly, if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of their assets.
Requirements, policy objectives, expectations, views or market and public perceptions and preferences in connection with the transition to a net zero economy and ESG-related matters may vary by jurisdiction and stakeholder, particularly in light of the differing perspectives of stakeholders in different markets, including the UK, the US, the EU and other markets regarding climate impacts and the nature of the appropriate responses to climate change. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. For example, our reputation and client relationships may be damaged as a result of our decision to participate, or not to participate, in certain projects perceived to be associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change, including the transition to net zero. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation in the many regions in which we operate, including initiatives to apply and enforce policy and regulation with extraterritorial effect.
We may face financial reporting risk in relation to our climate and ESG disclosures, as data remains of limited quality and consistency, exposing us to the risk of using incomplete and inaccurate data and models that could result in sub-optimal decision making. Methodologies, data, scenarios and industry standards that we have used may evolve over time in line with market practice, regulation or developments in science, where applicable. Any such developments in methodologies and scenarios, and changes in the availability, accuracy and verifiability of data over time and our ability to collect and process such data, exposes us to financial reporting risk in relation to our climate and ESG disclosures. This could result in revisions to our internal measurement frameworks as well as reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year on year. We may also have to re-evaluate our progress towards our ESG-related ambitions and targets in the future.
We may also be exposed to nature-related risks beyond climate change.
These risks may arise when the provision of ecosystem services, such as water availability, air quality and soil quality, is compromised, primarily by the five key drivers of nature loss: changes in land/freshwater/sea-
use; climate change; pollution of air, water and soil; over-exploitation of natural resources; and invasive alien species. They can manifest themselves in a variety of ways for both HSBC and its customers, including through macroeconomic, market, credit, reputational, regulatory compliance and legal risks.
Regulation and disclosure requirements in relation to human rights are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of adverse human rights impacts arising from their business activities and relationships. Failure to manage this risk may negatively impact people and communities, which in turn may result in reputational, regulatory compliance and legal risks for HSBC.
Mitigating actions
–The Environmental Risk Steering Meeting provides oversight of environmental risk and the risk of greenwashing. For further details of the Group’s ESG governance structure, see page 72.
–Our climate risk programme continues to support the development of our climate risk management capabilities across four key pillars:
governance and risk appetite, risk management, stress testing and scenario analysis, and disclosures.

HSBC Holdings plc Annual Report on Form 20-F	151
–We continue to enhance our approach to managing and mitigating the risk of greenwashing.
–Our sustainability risk policies form part of our broader risk management framework and are important mechanisms for
managing risks. Our sustainability risk policies focus on mitigating reputational, credit, legal and other risks related to our customers’
environmental and social impacts. For further details of our sustainability risk policies, see page 60.
–We are developing our understanding of nature-related risks in line with European regulatory expectations.
–In 2024, we focused on our approach to human rights risk
management relating to the goods and services we buy from third parties and in respect of our business customers. For further details of our approach to human rights risk management, see page 73.
–The scope of our financial reporting risk framework includes oversight of the accuracy and completeness of climate and ESG disclosures. Our risk appetite statement references our climate and ESG disclosures. Our internal controls incorporate
requirements for addressing the risk of misstatement in climate and ESG disclosures. To support this, we have developed a
framework to guide control implementation over climate and ESG disclosures, which includes areas such as process and data
governance, and risk assessment.
–We continue to engage with our customers, investors and
regulators proactively on the management of climate and ESG
risks. We also engage with initiatives, including the Climate
Financial Risk Forum, Task Force on Climate-related Financial
Disclosures and CDP (formerly the Carbon Disclosure Project) to help drive best practice for climate risk management.
For further details of our approach to climate risk management, see ‘Climate risk’ on page 249.
Our ESG review can be found on page 39.
Financial crime risk
Financial institutions remain under considerable regulatory scrutiny regarding their ability to detect and prevent financial crime. In 2024, these risks continued to be exacerbated by rising geopolitical tensions and ongoing macroeconomic factors. These challenges require
managing conflicting laws and approaches to legal and regulatory regimes, and implementing increasingly complex and less predictable sanctions and trade restrictions.
Amid increasing cost of living pressures, we continue to face increasing regulatory expectations with respect to managing internal and external fraud and protecting customers. The accessibility and increasing sophistication of generative AI brings additional financial crime risks. While there is potential for the technology to support financial crime detection, there is also a risk that criminals use generative AI to perpetrate fraud, particularly scams.
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
The intersection of ESG issues and financial crime continues to pose risks related to potential ‘greenwashing’, human rights issues and environmental crime, as our organisation, customers and suppliers transition to net zero. In addition, climate change itself could heighten risks linked to vulnerable migrant populations in countries where financial crime is already more prevalent.
We also continue to face increasing challenges presented by national data privacy requirements, which may affect our ability to manage financial crime risks across markets.
Mitigating actions
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing and enhancements.
–We continue to develop our fraud controls and invest in
capabilities to fight financial crime through the application of advanced analytics and AI, while monitoring technological
developments and engaging with third parties.
–We continue to assess the impact of a rapidly changing payments ecosystem, as well as risks associated with direct and indirect exposure to digital assets and currencies, in an effort to maintain appropriate financial crime controls.
–We regularly review our existing policies and control framework so that developments relating to ESG are considered and the related financial crime risks are mitigated to the extent possible.
–We engage with regulators, policymakers and relevant
international bodies, seeking to address data privacy challenges through international standards, guidance and legislation.
Digitalisation and technological
advances risk
Developments in technology and changes to regulations are enabling new entrants to the industry, particularly with respect to payments.
This challenges us to continue innovating to address evolving customer requirements, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase investment in our business to adapt or develop products and services to respond to our customers’ evolving needs. We aim to ensure that new digital capabilities do not weaken our resilience or wider risk management capabilities.
New technologies such as generative AI, large language models, blockchain, and quantum computing offer both business opportunities and potential risks for HSBC. As with the use of all technologies, we aim to maximise their potential while seeking to ensure a robust control environment is in place to help manage the inherent risks.
Mitigating actions
–We continue to monitor this emerging risk and advances in
technology, as well as changes in customer behaviours, to
understand how these may impact our business.
–We assess new technologies to help develop appropriate controls and maintain resilience.
–We closely monitor and assess financial crime risk and the impact on payment transparency and wider payment infrastructure.
–We conduct risk assessments and have governance in place (for example on AI and digital assets and currencies) to help enable
Group-wide cross-risk focus on areas of emerging technology.
–We make public commitments as to how we engage with new
technology innovation, for example publishing HSBC’s Principles for the Ethical Use of Data and AI.
–We continue to make improvements to our related policies and to our control framework in order to enhance the end-to-end
management of risks from new technology innovations.
Evolving regulatory environment risk
We aim to keep abreast of the emerging regulatory compliance and conduct risk agenda. Current focus areas include but are not limited to: ESG developments, particularly managing the risk of
‘greenwashing’; ensuring good customer outcomes and addressing customer vulnerabilities; enhancements to regulatory reporting controls; employee compliance including the use of e-communication channels; and developments in legal principles or conduct
requirements (including in relation to the risk of such developments in one part of the financial industry being construed as applying to other parts of the financial industry, which could lead to legal or regulatory proceedings).

152	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The competitive landscape in which the Group operates may be impacted by future regulatory changes and government intervention including changes driven by governments adopting a pro-business growth agenda.
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

Internally driven
Data risk
We use multiple systems and growing quantities of data to support our customers. Risk arises if data is incorrect, unavailable, misused or unprotected. Along with other banks and financial institutions, we need to meet external regulatory obligations and laws that cover data, such as the Basel Committee on Banking Supervision’s 239
guidelines and the General Data Protection Regulation.
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
Risks arising from the receipt of
services from third parties
We use third parties to provide a range of goods and services. It is critical that we seek to have appropriate risk management policies, processes and practices over the selection, governance and oversight of third parties and their supply chain, particularly for key activities that could affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Mitigating actions
–We continue to monitor the effectiveness of the controls operated by our third-party providers and request third-party control reports, where required.
–We continued to develop the management of our intra-group
arrangements using the same control standards as we apply to external third party arrangements.
–We have strengthened our due diligence and monitoring
capabilities in respect of the financial stability of our third parties.
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
Assessing model performance is a continuous undertaking including both regular monitoring of the model’s performance and more
fundamental reviews of the model construct and data.
Model risk remains a key area of focus given the regulatory scrutiny in this area, with local regulatory exams taking place in many
jurisdictions and the PRA’s supervisory statement 1/23 (SS1/23)
coming into effect, This provided detailed principles-based guidance on how model risk should be managed, and further developments in policy are also expected from other regulators.
We continued to prioritise the redevelopment of internal ratings-based
(‘IRB’) and internal model methods (‘IMM’) models, in relation to counterparty credit, as part of the IRB repair and Basel 3.1 and
Fundamental Review of the Trading Book programmes. We have a key focus on enhancing the quality of data used as model inputs and ensuring that models adhere to both the letter and spirit of the regulation. Some models have been approved and a number are
pending approval decisions from the UK’s Prudential Regulation
Authority (‘PRA’) and other key regulators. We also launched a major project to develop 32 Wholesale IRB models which are expected to be submitted for regulatory approval over the next two and a half years.
Focus remains on AI and machine learning models where the pace of technological advances, including the development of generative AI, is driving significant changes in modelling techniques, and regulators across the globe are beginning to publish regulations and guidance.
Mitigating actions
–We are investing in the redevelopment of our IRB models used in our wholesale businesses to enhance our modelling capability and help ensure we meet regulatory expectations for the adoption of
Basel 3.1 requirements.
–We updated our Model Risk Management (‘MRM’) framework to
meet the requirements of the PRA’s SS1/23 with a programme of work in progress to implement these changes across our model landscape.
–We completed a review of model tiering across the organisation assessing the materiality and complexity of all models and
assigning a new tier which will drive the level of oversight required at model level.
–We introduced a new framework to govern and manage the risks associated with Deterministic Quantitative Methods. These are complex and material calculators, which although not technically models, still present similar risks.
–Model Risk Governance committees at the Group, business and functional levels continue to provide oversight of model risk.
–Model Risk Management works closely with businesses to help develop IRB/IMM/IMA/IFRS 9/stress testing models to meet risk

HSBC Holdings plc Annual Report on Form 20-F	153
management, pricing, capital management, and credit risk
measurement needs.
–Additional assurance work is performed by the model risk
governance teams, which act as second lines of defence. The
teams test whether controls implemented by model users comply with model risk policy and if model risk procedures are adequate.
–Models using AI or generative AI techniques are reviewed by the relevant risk teams and monitored by the business to help ensure that identified risks have adequate oversight and review. A
framework to manage the range of risks that are generated by these advanced techniques and to recognise the multidisciplinary nature of these risks has been developed.
Change execution risk
The needs of our customers are evolving faster than ever, and the complexity and pace of strategic, regulatory and technological change require us to improve the way we prioritise resources and deliver strategic outcomes safely and sustainably. The embedding of
structural changes throughout the Group, arising as part of the reorganisation of our businesses announced in October 2024, is expected to enable the strategy to be executed more efficiently but may elevate the level of change execution risk in the near to medium term.
Mitigating actions
–We have strengthened our investment case and prioritisation processes, while improving the monitoring and oversight of our change portfolio and overall operating control environment.
–The Change Prioritisation and Oversight Committee continues to oversee the prioritisation, strategic alignment, and management of execution risk for strategic change portfolios and initiatives.
Additionally, the HSBC Holdings Board provides enhanced
oversight over the simplification programme, directly supervising its mobilisation and delivery.
–Change benefits and funding will be aligned to the new Group organisational structure. Consideration of integrated business and technology architecture design will be a critical input to our prioritisation of future change investment.
Risks associated with workforce
capability, capacity and
environmental factors with potential
impact on growth
Our global businesses and functions in all of our markets are exposed to risks associated with workforce capacity challenges, including challenges to retain, develop and attract high-performing employees in key labour markets, the changing skills requirements of our workforce and compliance with employment laws and regulations.
Failure to manage these risks may have an impact on the delivery of our strategic objectives. It could also result in poor customer outcomes or a breach of employment laws and regulations, which may lead to regulatory sanctions or legal claims.
Mitigating actions
–We seek to promote an inclusive workforce and provide health and wellbeing support. We continue to build our speak-up culture through active campaigns.
–We monitor hiring activities and levels of employee attrition, with each business and function putting in place plans to help ensure they have effective workforce forecasting to meet business
demands.
–We monitor people risks that could arise due to organisational restructuring, seeking to ensure that we manage redundancies sensitively and support impacted employees. We encourage our people leaders to focus on talent retention at all levels, with an empathetic mindset and approach, while ensuring the whole
proposition of working at HSBC is well understood.
–Our Future Skills curriculum aims to provide skills that enable employees and HSBC to be successful in the future.
–We develop succession plans for key management roles, with
oversight from the Group Executive Committee.

154	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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

Macroeconomic and geopolitical risk
Economic and market conditions and
geopolitical developments may
adversely affect our financial
condition and results
Our earnings are affected by global and local economic, financial and geopolitical changes. Uncertain economic conditions and volatile markets can create a challenging operating environment for our business operations.
HSBC has past experience of financial and operational loss sustained as a consequence of the economic cycle, various financial crises and wars. Our earnings, operations and operating model have been and could in future be affected by the following factors:
–The economic cycle: Deteriorating business, consumer or investor confidence and lower levels of investment and productivity
growth, may lead to economic recession and lower customer and client activity. Rapid changes to the economic environment can also create challenging operating conditions for financial
institutions such as HSBC and may affect our earnings and profits.
A key source of uncertainty for 2025 and beyond comes from the expected shift in economic and financial policies in the US.
Potential changes in US tariff policy and other countries’
responses are likely to have significant consequences for the global growth outlook and global trade, and may result in higher inflation and affect interest rate expectations. The uncertain outcome of the Chinese government’s policies introduced to
stimulate domestic growth and support a rebalancing of the
economy including the property sector is also a source of potential risk. In particular, the economic challenges affecting the Chinese property sector could further affect our customers in the region and reduce their activity and demand for our services.
–Inflation and monetary policy: The combined pressure of tariffs, inflation and higher interest rates can have material impacts on our customers as these factors would erode real purchasing power and increase debt service costs. Higher interest rates may affect the credit rating of our customers and their ability to repay debt.
This could negatively impact the Group’s risk-weighted assets
(’RWAs’) and capital position, resulting in increases in expected credit losses and other impairment charges (’ECL’) and potential liquidity stresses due to, amongst other factors, increased
customer drawdowns. There could be further adverse impacts on the Group's income if higher rates were to result in lower lending volumes and weaker wealth and insurance revenue. Across most of our markets, high headline inflation continued to subside throughout 2024 and major central banks, including the US Federal
Reserve and the Bank of England, enacted monetary easing in the second half of 2024. However, uncertainty over the trajectory of
US economic and trade policies, specifically around additional trade barriers and/or tariffs and immigration has shifted the balance of risks around inflation and the future interest rate trajectory and may affect future global growth.
–Financial stability: Changing economic conditions and shifting policy create a more uncertain and volatile environment for asset markets. Accommodative financial conditions in the aftermath of the Covid-19 pandemic may have increased vulnerabilities given the rise in asset price valuations and the increase in debt levels.
Changes to asset prices can adversely affect HSBC by increasing the financial vulnerability of customers and decreasing the value of collateral and other claims.
–Fiscal policy and high levels of government debt: Through the
Covid-19 pandemic period, government debt levels across both developed and emerging markets increased sharply, and in many cases left growth and employment dependent on continued deficit spending. Against the backdrop of higher global interest rates, a high level of public debt issuance and a strong US dollar,
borrowing costs for certain countries could increase further. This could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereign issuers. Emerging markets with higher levels of US dollar-denominated debt and weaker public finances could be further impacted by higher US interest rates and the US dollar's strength which could result in higher repayment costs and refinancing risks and the associated possibility of sovereign rating downgrades. Where HSBC has exposure to such sovereigns or
related parties, it could incur losses. At the same time,  external sovereign ratings downgrades and/or a disorderly increase in long-
term government funding costs, could increase the cost of funding for HSBC and/or limit access to market funding, resulting in an adverse impact on interest margins and liquidity.
–Geopolitical risks: Geopolitical risks remain high. The disruption of key supply routes, particularly through the Red Sea continues to impact global supply cost. Escalation, resurgence or other changes in the Russia-Ukraine war and the conflict in the Middle East could impact economic activity regionally, or globally for a prolonged period which, in turn, could have a material adverse effect on the
Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings. (For further details see 'We are subject to political, social and other risks in the countries in which we operate')
Adverse changes to the current economic, financial and geopolitical situation including in relation to any of the factors listed above, could result in:
–Idiosyncratic losses: Our impairment estimates attempt to capture the effects of economic, financial and geopolitical risks in the aggregate, but credit losses on specific exposures, with
idiosyncratic features that make them particularly susceptible to the risks described above, may not be fully captured in our
impairment estimates.
–Sector-wide impairment: Changing economic conditions, policies and funding costs may give rise to a deterioration in specific industries and sectors. For example, excess supply conditions, coupled with a changes to government policies have given rise to a broad decline in mainland China real estate conditions, which has affected the financial performance of corporates operating in this market. Similarly, the Hong Kong real estate market is suffering a downturn due to high interest rates, a strong US dollar and a decline in purchases from mainland Chinese buyers. In addition, certain sectors in various countries may be targeted by material increases in trade tariffs, with industry wide implications;
–Reduced credit demand: The demand for borrowing from
creditworthy customers may diminish during periods of recession or where economic activity slows or remains subdued;
–A tightening of financial market conditions: Our ability to borrow from other financial institutions or to engage in funding
transactions may be adversely affected by market disruption; and
–Goodwill and intangibles:.A changing economic and geopolitical outlook may change the recoverable value of assets and
necessitate a write down in the value of intangible balance sheet items such as goodwill.

HSBC Holdings plc Annual Report on Form 20-F	155
Provisioning against credit loss is conducted under the IFRS 9
‘Financial Instruments’ (IFRS 9 ) calculations of ECL, which use forward looking scenarios that incorporate the economic and financial risks detailed above. In the fourth quarter of 2024, to address heightened policy uncertainty following the US election and to overcome any lags in consensus forecasts, an adjustment factor based on more recent views of expected tariffs and other policy changes was modelled and then applied to each of the economic scenarios. The effect was to lower growth expectations in our major markets, while the impact on inflation and interest rates was varied.
HSBC’s Central scenario, which has the highest probability weighting, assumes that GDP growth in many of our key markets will be slower in 2025 relative to 2024. The slowdown is assumed to follow from the increase in global tariff rates, which impede trade flows, weaken consumption and deter investment. The scenario also assumes that central banks are expected to slow the pace of interest rate reductions in 2025 as a result as inflation converges towards central bank targets.
However, forecasts remain uncertain, and changing economic
conditions and the materialisation of key risks could reduce the accuracy of our Central scenario. Forecasts in recent years have been sensitive to changing economic and financial policy, changing supply chain conditions, monetary policy expectations and the inflation outlook. There remains uncertainty regarding the adequacy of our models to reflect credit losses under emerging risks which are not captured under the historical loss experience of our models, or to adequately distinguish risks for specific sectors or portfolios. Our financial model outputs (including retail and wholesale credit models such as IFRS loss models) continue to be monitored and
management judgemental adjustments are used where modelled ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events. Nevertheless, our model outputs may fail to accurately capture the effects of complex economic, financial and geopolitical risks. See also ’We could incur losses or be required to hold additional capital as a result of model limitations or failure‘.
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
–coups, armed conflict or acts of terrorism;
–political and/or social instability;
–geopolitical tensions;
–epidemics and pandemics (such as the Covid-19 pandemic);
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
–While globalisation appears to remain deeply embedded in the international system, it is increasingly challenged by protectionism, including trade tariffs, which could contribute to weaker global trade, potentially affecting HSBC’s business. The broad geographic footprint and coverage of HSBC may make us and our customers susceptible to protectionist measures taken by national
governments and authorities, including imposition of trade tariffs, restrictions on market access, restrictions on the ability to transact on a cross-border basis, expropriation, restrictions on international ownership, interest rate caps, limits on dividend flows and
increases in taxation. There may be uncertainty as to the
conflicting nature of such measures, their duration, the potential for escalation, and their potential impact on global economies;
–Uncertainty about the scope, duration and potential for escalation or resurgence of the conflict in the Middle East presents global economic and political implications. (For further details, see
’Economic and market conditions and geopolitical developments may adversely affect our financial conditions and results’);
–The US and UK imposed additional sanctions on Iran in 2024 in response to Iran's activities and the increase in tensions between
Israel and Iran. Further sanctions may be imposed and could
increase the risk within our operations;
–The Russia-Ukraine war along with related financial sanctions, trade restrictions and Russian countermeasures, has had global economic and political implications;
–The sanctions and trade restrictions imposed by the US, the UK, and the EU, as well as other countries, as a result of the Russia-
Ukraine war, remain complex, far reaching and evolving. The US has expanded the reach of its secondary sanctions regime, which includes broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services directly or indirectly involving Russia’s military-industrial base, including certain third-party activities that are difficult to detect or beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for HSBC. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets;
–To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and there is a continued risk of additional sanctions and trade restrictions or tariffs being imposed by the US and other governments in relation to among other things, alleged human rights abuses, advances in certain sensitive technologies, territorial conflicts, and the illicit trade of fentanyl and other synthetic opioids. Strategic competition with China has the potential to impact the Group's operations and global supply chains remain vulnerable to a deterioration in the relationship between China and other countries. For example, the US recently imposed a new
programme restricting certain US outbound investments in
Chinese companies engaged in sensitive technology sectors, and the EU is considering a similar programme. In addition, during
2024 both the US and the EU raised the rate at which they levy tariffs on a range of Chinese imports, including electric vehicles.
These have been imposed on the basis of unfair competition,
where the Chinese government is accused of providing unfair
subsidies to industry;
–China, in turn, imposed a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies as well as certain goods such as rare earth minerals and metals, and technology and services. These, as well as certain other retaliatory measures, have been and may continue to be imposed against certain countries, businesses and individuals;
–Diplomatic tensions between China and the US, which may extend to and involve other countries, and developments in Hong Kong and Taiwan and the surrounding maritime region, may further
adversely affect the Group;
–Existing and additional sanctions, trade restrictions, counter-
sanctions and other retaliatory measures relating to the foregoing or other geopolitical tensions may adversely affect the Group, its customers and the markets in which the Group operates by

156	HSBC Holdings plc Annual Report on Form 20-F
Risk review

creating regulatory, reputational and market risks including additional inflationary pressures, and a more complex operating environment.
–Developing alternative payment mechanisms, along with increased use of domestic currencies for trade, have been persistent topics of discussion within the BRICS group (Brazil, Russia, India, China,
South Africa, Iran, Egypt, Ethiopia, and the UAE). Development of
new payments infrastructure and use of alternative currencies may present operational and other challenges, if, for example, certain governments mandate the use of payment channels that do not
integrate with our payment architecture and financial crime
controls.
Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance
regimes, creating a more complex operating environment for the
Group and its customers and presenting long-term strategic
challenges for multinational businesses more generally. As the geopolitical landscape evolves, compliance by multinational
corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory, reputational and political risks for the Group. The financial impact on the Group of geopolitical risks in Asia is heightened due to the region’s relative high contribution to the Group’s profitability, particularly in Hong Kong.
While it is the Group’s policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions, and potential ambiguities in the Group’s compliance obligations, continue to present challenges and risks for the Group and could have a material adverse impact on the Group‘s strategy, business, customers, operations, financial results and reputation.
We are subject to financial and non-
financial risks associated with
Environmental, Social and
Governance (‘ESG‘) related matters,
such as climate change, nature-
related and human rights issues
ESG-related matters such as climate change, society’s impact on nature and human rights issues bring risks to our business, our customers and wider society. If we fail to meet evolving regulatory expectations or requirements relating to these matters, this could have regulatory compliance and reputational impacts.
Climate change could have both financial and non-financial impacts on
HSBC either directly or indirectly through our business activities and relationships. Our climate risk approach identifies physical risk and transition risk as primary drivers of climate risk. In addition, we have also identified net zero alignment risk and the risk of greenwashing as thematic risk issues related to climate risk.
Physical risk may arise from the increased frequency and severity of extreme weather events, such as hurricanes and floods or chronic gradual shifts in weather pattens or rises in sea level.
Transition risk may arise from the process of moving to a net zero economy including changes in government policy and legislation, technology, market demand and reputational implications triggered by a change in stakeholder expectations in relation to our action or inaction.
Net zero alignment risk may arise from the risk of HSBC failing to meet its net zero ambition or failing to meet external expectations related to net zero.
The risk of greenwashing may arise from the act of knowingly or unknowingly making inaccurate, unclear, misleading or
unsubstantiated claims regarding sustainability to our stakeholders.
We currently expect the following to be the most likely ways in which climate risk may materialise for the Group:
–credit risk for our corporate customers may increase if climate-
related regulatory, legislative or technological developments impact customers’ business models or if extreme weather events disrupt or interrupt customers’ operations, resulting in financial difficulty for customers and/or stranded assets and impacting their ability to repay their debts. Our customers may find that their business models fail to align to a net zero economy or face
disruption to their operations or deterioration to their assets as a result of extreme weather;
–trading losses if climate change results in changes to
macroeconomic and financial variables which negatively impact our trading book exposures;
–liquidity impacts in the form of deposit outflows due to changes in customer behaviours driven by impacts to profitability/wealth, or from reputational concerns relating to the progress we make
towards our climate-related ambitions and targets;
–real estate may be affected by changes to the climate, the
increase in the frequency and severity of extreme weather events and chronic shifts in weather patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments and lead to reduced availability or increased cost of insurance, including insurance that protects property pledged as collateral of HSBC mortgages;
–operational risk may increase if extreme weather events impact critical operations and premises;
–regulatory compliance risk may result from the increasing pace, breadth and depth of climate-related regulatory expectations, including on the management of climate risk, and variations in climate-related reporting standards, requiring implementation in short timeframes across multiple jurisdictions;
–conduct risk could develop in association with the increasing demand for "green" or "sustainable" products where there are differing and developing standards or taxonomies;
–reputational risks may arise from how we decide to support our customers in high-emitting sectors in their transition to net zero, the preferences of different stakeholders in relation to our approach to the transition to net zero, and if we make insufficient progress in achieving our climate-related ambitions and targets;
and
–model risk may arise from the uncertain and evolving impacts of climate change as well as data and methodology limitations
present challenges to creating reliable and accurate model
outputs.
We face increased reputational, regulatory compliance and legal risks as we make progress towards our ESG-related ambitions and targets, with stakeholders likely to place greater focus on our actions, such as the development of climate and ESG-related policies, our disclosures and financing and investment decisions relating to our ESG-related ambitions and targets. We may face additional risks if we fail to:
–make sufficient progress towards our ESG-related ambitions and targets;
–set adequate plans, to execute those plans, or to adapt those plans to changes in the external environment;
–manage the risks associated both with meeting and not meeting our ESG-related ambitions and targets; and
–meet evolving regulatory expectations and requirements on the management of ESG risks.
We may face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
We may be exposed to climate and ESG-related litigation and
regulatory enforcement risks, either directly, if stakeholders think that we are not adequately managing climate and ESG risks, or indirectly, if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of their assets.
Requirements, policy objectives, expectations, views or market and public perceptions and preferences in connection with the transition

HSBC Holdings plc Annual Report on Form 20-F	157
to a net zero economy and ESG-related matters may vary by
jurisdiction and stakeholder particularly in light of the differing perspectives of stakeholders in different markets including the UK, the US, the EU and other markets regarding climate impacts and the nature of the appropriate responses to climate change. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. For example, our reputation and client relationships may be damaged as a result of our decision to participate, or not to participate, in certain projects perceived to be associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our
activities in response to considerations relating to climate change, including the transition to net zero. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation in the many regions in which we operate, including initiatives to apply and enforce policy and regulation with
extraterritorial effect.
In addition, nature-related risks beyond climate change may have significant economic impacts. These risks may arise when the provision of ecosystem services, such as water availability, air quality and soil quality is compromised, primarily by the five key drivers of nature loss: changes in land/freshwater/sea-use; climate change;
pollution of air, water and soil; over-exploitation of natural resources;
and invasive alien species. They can manifest themselves in a variety of ways for both HSBC and our customers, including through
macroeconomic, market, credit, reputational, regulatory compliance and legal risks.
Regulation and disclosure requirements in relation to human rights are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of adverse human rights impacts arising from their business activities and relationships. Failure to manage this risk may negatively impact people and communities, which in turn may result in reputational, regulatory compliance and legal risks for HSBC.
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
Achieving our strategy with respect to ESG matters, including any
ESG-related ambitions and targets that we may set, will depend on a number of different factors outside of the Group’s control, such as advancements in technologies and supportive public policies in the markets where we operate. If these external factors and other changes do not occur, or do not occur on a timely basis, the Group may fail to achieve its ESG-related ambitions and targets.
In order to track and report on our progress against our ESG-related ambitions and targets, we rely on internal and, where appropriate and available, external data sources, guided by certain industry standards and our own ability to collect and process such data. While ESG-
related reporting has improved over time, data remains of limited quality and consistency, exposing us to the risk of using incomplete and inaccurate data and models which could result in sub-optimal decision making. Methodologies, data, scenarios and industry standards that we have used may evolve over time in line with market practice, regulation and developments in science, where applicable.
Any such developments in methodologies and scenarios, and
changes in the availability, accuracy and verifiability of data over time and our ability to collect and process such data, exposes us to financial reporting risk in relation to our climate and ESG disclosures and could result in revisions to our internal measurement frameworks as well as reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on-year.
This could also result in the Group having to re-evaluate its progress towards its ESG-related ambitions and targets in the future and this could result in reputational, regulatory compliance and legal risks.
If any of the above risks materialise, this could have financial and non-
financial impacts for HSBC which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the
EU, following the UK’s withdrawal
from the EU, may adversely affect our
operating model and financial results
The uncertain outcome of potential developments relating to the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states, remains a source of risk for the Group.
The EU Capital Requirements Directive (’CRDVI’), which member states must transpose into national law by 10 January 2026, will introduce  a new requirement (‘the EU branch requirement’) under which non-EU banks and significant investment firms would have to establish a branch in each EU member state in which they carry out
‘core banking activities’, defined as deposit taking, lending and guarantees, and commitments. The EU branch requirement, which will be subject to certain exclusions and exemptions will come into effect on 11 January 2027. However, grandfathering will be available for contracts entered into before 11 July 2026.
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
More generally, over the medium to long term, the UK’s withdrawal from the EU and the operation of the Trade and Cooperation
Agreement agreed between the EU and the UK (and any complexities that may result therefrom), may lead to increased market volatility and economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
In addition, the UK’s future trading relationship with the EU and the rest of the world will likely take a number of years to fully stabilise.
This may result in a prolonged period of uncertainty, unstable economic conditions and market volatility. This could include reduced international trade flows and loss of export market shares, as well as currency fluctuations. If any of the above risks materialise, this could have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.

158	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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
We also access wholesale markets in order to provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies, and to maintain a presence in local markets. In 2024, we issued the equivalent of $21bn of senior debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities, including $16bn of senior securities issued by HSBC Holdings.
An inability to obtain financing in the unsecured long-term or short-
term debt capital markets, or to access the secured lending markets, could have a material adverse effect on our liquidity.

HSBC Holdings plc Annual Report on Form 20-F	159
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
In recent years, regulators and governments have focused on
reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. The measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes and changes in compensation practices. With regard to the non-financial risk agenda, there is a focus on customers and markets, payments and e-money, digital and artificial intelligence (‘AI’), ESG including governance, and operational resilience. This is all set against increased geopolitical tensions which may limit the development of consistent regulatory requirements, and the ongoing regulatory response to the ‘banking turmoil’ in 2023.
The specific areas where regulatory changes and increased
supervisory expectations could have a material effect on our business, financial condition, results of operations, prospects, capital position, reputation and strategy include, but are not limited to those listed below, grouped around prudential and non-prudential themes are as follows:
Prudential and related issues
–the implementation of the Basel Committee on Banking
Supervision‘s reforms to the prudential framework, ’Basel 3.1’, which include changes to the RWA approaches to credit risk,
market risk, operational risk, counterparty risk and credit valuation adjustments and the application of an RWA output floor;
–the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls;
–the possible impacts on some of our regulatory ratios, such as the
CET1 ratio, LCR and NSFR, arising from the programme initiated to strengthen our global regulatory reporting processes and make them more sustainable. This programme includes enhancing data, consistency and controls;
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
Non-prudential and related issues
–the ongoing focus by regulators, international bodies and other policy makers, on how we conduct business, particularly around the delivery of fair outcomes for customers (for example, the embedding of the requirements of the UK Consumer Duty and
regulatory expectations on access to bank accounts for those in vulnerable circumstances), promoting effective competition and ensuring the orderly and transparent operation of global financial markets;
–the implementation of conduct and other measures as a result of regulators’ focus on organisational culture, employee behaviour, whistleblowing and inclusion;
–the supervisory and regulatory change focus globally on
technology adoption and digital delivery, underpinned by customer protection, including the use of digital assets and currencies and wider financial technology risks, for example, the EU‘s Markets in
Crypto-Assets Regulation, which introduces a framework for
regulating crypto-assets, and Hong Kong, Singapore, and the UK are each introducing new regulations aimed at cryptocurrency related activities;
–increasing regulatory expectations and requirements around the use of AI for example, the EU’s AI Act;
–continuing supervisory and regulatory change focus globally on payment services and related infrastructure;
–ongoing expectations with respect to managing emerging financial crime risks and its impact on customers, and managing conflicting laws and approaches to legal and regulatory regimes and
implementing increasingly complex and less predictable sanctions and trade restrictions;
–the continued evolution of the UK’s regulatory framework
following the UK‘s withdrawal from the EU;
–the EU’s CRDVI Article 21c amendment requiring non-EU entities to provide core banking services to EU clients through an EU branch or subsidiary;
–requirements regarding remuneration arrangements and senior management accountability more generally within the Group (for example, the requirements of the Senior Managers and
Certification Regime in the UK and similar regimes in Hong Kong,
Singapore, Australia, Ireland, and elsewhere that are either in effect or under consideration/implementation);
–changes in national or supra-national requirements regarding the management of third-party risk;
–increasing regulatory expectations of firms in relation to ESG-
related governance, risk management and disclosure frameworks
(for example the UK Sustainability Disclosure Requirements and the EU Corporate Sustainability Reporting Directive), particularly relating to climate change, transition plans, greenwashing and supply chain due diligence;

160	HSBC Holdings plc Annual Report on Form 20-F
Risk review

–the increasing regulatory expectations and requirements (for example, under the EU‘s Digital Operational Resilience Act)
relating to various aspects of operational and cyber resilience, including an ongoing focus on the response of institutions to operational disruptions; and
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
Key benchmark rates and indices, including Ibors such as the London interbank offered rate (‘Libor’), have been the subject of both national and international regulatory scrutiny and reform for many years. This resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of replacement near risk free rates (‘RFRs‘) and the proposed discontinuation of certain reference rates (including Libor). From the end of December 2021, the European Money Markets Institute  ceased publication of the
Euro Overnight Index average  and from 30 September 2024 ICE
Benchmark Administration Limited  ceased publication of all thirty-five
Libor settings, and RFRs have been adopted in their place.
The continued existence of a small number of legacy contracts in benchmark rates that have demised (so called ‘tough legacy
contracts‘) results in risks for HSBC, its clients and, investors, and the financial services industry more widely. These include but are not limited to:
–Regulatory compliance, legal and conduct risks, which arise from the continued transition of legacy contracts to RFRs or alternative rates and from the sales of products referencing RFRs. These risks could be heightened if HSBC’s sales processes and procedures do not appropriately detail the risks and complexity of RFR market conventions;
–Legal risks associated with legacy contracts that HSBC is unable to transition, including those contracts that rely on the use of legislative solutions. If HSBC is unable to transition legacy contracts, this could lead to reliance on fallback provisions which do not contemplate the permanent cessation of the relevant Ibor, and there is a risk that these fallback provisions will not work from a contractual, practical or financial perspective. While legislative solutions have in some circumstances assisted market
participants, our clients and our investors with transitioning legacy contracts and mitigating risks associated with ‘tough legacy’
contracts, there remains some uncertainty around the operation, application and enforceability of such solutions.
If any of these risks materialise, this could result in unintended or unfavourable outcomes for clients and investors, and could have a material adverse effect on our business, financial condition, results of operations, prospects, reputation and customers.
We are subject to the risk of current
and future legal, regulatory or
administrative actions and
investigations, the outcomes of which
are inherently difficult to predict
We face significant risks in our business relating to legal, regulatory or administrative actions and investigations. The amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons. These include a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and
international standards in this area continue to significantly evolve and develop, increased media attention and higher expectations from regulators and the public. In addition, criminal prosecutions of, and civil proceedings involving, financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering, anti-bribery and anti-corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from regulators and the public.
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

HSBC Holdings plc Annual Report on Form 20-F	161
HSBC and its UK subsidiaries may
become subject to stabilisation
provisions under the UK Banking Act
2009, in certain significant stress
situations
Under the special resolution regime set out in the UK Banking Act
2009 (the ‘SRR’), HM Treasury, the BoE, the PRA and the FCA
(together, the ‘Authorities’) are granted substantial powers to implement the following stabilisation options: (i) transfer of all or part of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly owned by the BoE temporarily, to allow for preparation for an onward sale to a private sector purchaser or an initial public offering; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities (the so-called “bail-in power”); and (v)
temporary public ownership of the relevant entity.
The SRR also provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the
Authorities, including the power to modify or override certain contractual arrangements in certain circumstances.
The UK Banking Act 2009 gives power to HM Treasury to make
further amendments to the law for the purpose of enabling it to use the SRR powers effectively, potentially with retrospective effect.
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
on page 140.
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
In general, the UK Banking Act 2009 requires the Authorities to have regard to specified objectives in exercising the powers provided for by the Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. The UK Banking Act 2009 includes, in certain circumstances, and with respect to the exercise of certain powers provided for by the
Act, provisions related to compensation in respect of transfer instruments and orders made under it. This includes a ‘no creditor worse off’ safeguard, which requires that no shareholder or creditor must be left worse off from the use of resolution powers than they would have been had the entity entered insolvency rather than resolution.
However, if we are at or approaching the point where we may be deemed by our regulators to be failing, or likely to fail, so as to require regulatory intervention, any exercise of the above mentioned powers by the Authorities may result in holders of our ordinary shares, or other instruments that may fall within the scope of the ‘bail in’ or other write-down and conversion powers granted under the UK
Banking Act 2009, being materially adversely affected, including by the cancellation of shares, the write-down or conversion into shares of other instruments, the transfer of shares to a third party appointed by the BoE, the loss of rights associated with shares or other instruments (including rights to dividends or interest payments), the dilution of their percentage ownership of our share capital, and any corresponding material adverse effect on the market price of our ordinary shares and other instruments.
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
We remain susceptible to a wide
range of cyber risks that impact and/
or are facilitated by technology
The threat of cyber-attacks remains a concern for HSBC, as it does across the entire financial sector. As cyber-attacks continue to evolve, failure to protect our operations may result in disruption for

162	HSBC Holdings plc Annual Report on Form 20-F
Risk review

customers, manipulation of data or financial loss. This could adversely impact both us and our customers.
Adversaries attempt to achieve their objectives by compromising
HSBC or our third party suppliers. They use techniques that include malware (such as ransomware), exploitation of both known and unpublished (zero-day) software vulnerabilities , phishing emails, distributed denial of service attacks, as well as potentially physical compromise of premises, or coercion of staff. Our customers may also be subject to these constantly evolving cyber-attack techniques.
The Group, like other financial institutions, has experienced numerous common cyberattacks, including for example, distributed denial of service and phishing attacks. Some of our third-party service providers also have experienced cyberattacks. To date, we have not been materially affected by cybersecurity threats. However, we expect cyberattacks to continue, and our business strategy, results of operations and financial condition could be materially affected by cybersecurity risks and any future material incidents.
Cybersecurity risks will continue to increase, due to continued
increase of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; the increasing use of AI, which could be used to facilitate sophisticated cyber attacks and an increased use of hybrid working models by HSBC’s employees, contractors, third party service providers and their sub-
contractors.
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
HSBC could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood, or the use of modelled information for purposes which it was not designed for, or by inherent limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’
use of models are considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to negative feedback from regulators HSBC could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to HSBC’s
approach to model risk management, which poses execution
challenges. The adoption of more sophisticated modelling approaches including AI and technology related developments by both HSBC and the financial services industry could also lead to increased model risk.
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
Model risk remains a key area of focus given the regulatory scrutiny in this area with local regulatory examinations taking place in many jurisdictions and revised principles on model risk published by the
PRA which came into force in 2024 and further developments in policy expected from other regulators.
Risks arising from the use of models could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation. See also "Economic and market conditions and geopolitical developments may adversely affect our financial condition and results".
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
We are required to comply with applicable financial crime laws and regulations, and have adopted various policies, procedures and controls aimed at preventing the exploitation of HSBC's products and services for criminal activity. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing (see
‘Regulation and supervision - Financial crime regulation’). There are instances, as permitted by regulation, where we may rely upon counterparties to undertake certain financial crime risk management activities on our behalf. Any controls implemented and maintained by
HSBC to manage the risk created by such reliance may not prevent

HSBC Holdings plc Annual Report on Form 20-F	163
third parties from using us (and our relevant counterparties) as a conduit for financial crime, without our knowledge (and that of those counterparties).
Becoming a party to, associated with, or accused of being associated with, financial crime could damage our reputation and could make us subject to fines, sanctions and / or legal or regulatory enforcement.
Any one of these outcomes could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
We are subject to the risk of financial
crime
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity (see also ‘Third parties may use us as a conduit for illegal activities without our knowledge’) and, as such, we face increasing regulatory expectations. In 2024, financial crime risk continued to be exacerbated by increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud, scams and other criminal activities. Our ability to manage financial crime risk is dependent on the use and effectiveness of our financial crime risk assessments, systems and controls. Weak or ineffective financial crime processes and controls may risk HSBC inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage.
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
operations, prospects and reputation.
The delivery of our strategic actions is
subject to execution risk and we may
not achieve all of the expected
benefits of our strategic initiatives
Effective management of transformation initiatives is required to achieve the Group’s strategic priorities, which includes delivering both on externally driven programmes and on our own key business
initiatives which seek to deliver growth, operational resilience and efficiencies. The scale, complexity, and concurrent demands of such transformation initiatives can result in heightened execution risk.
The Group’s strategy has been supported by global trends including the continued economic development in emerging markets, growth of international trade and capital flows, and wealth creation, particularly in faster-growing markets. The development and implementation of our strategy requires difficult and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the relevant factors in making decisions as to capital deployment and cost reduction. We may also encounter unpredictable changes in the external environment that are
disadvantageous to our strategy.
In October 2024, the Group announced a plan to simplify its
organisational structure to accelerate delivery against the Group’s strategic priorities. Effective 1 January 2025, the Group operates through four new businesses: Hong Kong, UK, Corporate and
Institutional Banking, and International Wealth and Premier Banking.
The Group’s functions are being realigned to support these four businesses. The execution of this reorganisation will result in significant organisational design changes throughout the Group. There is a risk that the reorganisation may not achieve some or all of its goals and may fail to deliver or achieve the expected benefits of the
Group’s strategic initiatives.
Our ability to execute strategic change may be limited by our operational capacity, effectiveness of our change management controls, structural challenges posed by mergers and acquisitions, and the potential for unforeseen changes in the market and/or regulatory environment in which we operate. The global economic outlook remains uncertain, particularly with regard to inflation, changes in legislation and geopolitical tensions. Therefore, there remains a risk that our cost and investment actions may not be sufficient to deliver or achieve our expected benefits of the Group’s strategic initiatives.
This could have a material adverse effect on our customers, business, financial condition, prospects, operational resilience and reputation.
Our risk management measures may
not be successful
The management of risk is an integral part of all our activities. Risk constitutes our exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty, including retail and wholesale credit risk, market risk, non-
traded market risk, operational risk, insurance risk, concentration risk, capital risk, liquidity and funding risk, litigation risk, conduct risk, reputational risk, strategic risk, pension risk and regulatory risk.
While we employ a broad and diversified set of risk monitoring and mitigation techniques, such methods and the judgements that
accompany their application cannot anticipate every unfavourable event or the specifics and timing of every outcome. Failure to manage risks appropriately could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position, strategy and reputation.

164	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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
Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and
individuals. In addition, our business faces increasing scrutiny in respect of ESG-related matters. If we fail to act responsibly, or to achieve our announced targets, commitments, goals or ambitions, in a number of areas, such as inclusion, climate, sustainability, workplace conduct, human rights, and support for local communities, our reputation and the value of our brand may be negatively affected.
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
customers.
These non-financial risks may result in financial losses to the Group and our customers, an adverse customer experience, reputational damage and potential litigation, regulatory proceedings, administrative action or other adversarial proceedings in any jurisdiction in which we operate, depending on the circumstances of the event.
These could have a material adverse effect on our business, financial condition, results of operations, prospects, strategy and reputation.
We rely on recruiting, retaining and
developing appropriate senior
management and skilled personnel
Our continued success and implementation of our strategy depend in part on the retention of key members of our management team and wider employee base, and the availability of skilled management and personnel in each of our global businesses and global functions. The implementation of organisational changes and ongoing talent and capability shortages in key markets, particularly where those with the specialist skills are required to be globally mobile, add to the complexity of our supply challenge. This challenge is also increased by rapidly changing skill requirements and ways of working, the evolving regulatory landscape and increased requirements and expectations regarding the employment of local nationals and inclusion in some jurisdictions.
HSBC’s ability to continue to attract, train, motivate and retain highly qualified professionals may also depend on factors beyond our control, including economic, market and regulatory conditions. In addition, the Group has an ambition to increase our Black heritage senior leader representation in both the UK and US combined to 3.4%
by 2025. If the Group fails to achieve these ambitions, its ability to attract and retain qualified professionals may be negatively affected.
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

HSBC Holdings plc Annual Report on Form 20-F	165
Any reduction in the credit rating
assigned to HSBC Holdings, any
subsidiaries of HSBC Holdings or any
of their respective debt securities
could increase the cost or decrease
the availability of our funding and
materially adversely affect our
liquidity position and/or net interest
margin
Credit ratings affect the cost and other terms upon which we are able to obtain market funding. Rating agencies regularly evaluate HSBC
Holdings and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the
Group or of the relevant subsidiary, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain HSBC Holdings’ or the relevant subsidiary’s current ratings or outlook based on bank rating methodologies applied by ratings agencies.
Any reductions in these current ratings or the outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect our interest margins and our liquidity position.
Risks concerning borrower credit
quality are inherent in our businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (for example, reinsurers and counterparties in derivative transactions) are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including uncertainties driven by significant macroeconomic and policy changes that might be enacted by the new
US administration could reduce the recoverability and value of our assets, and require an increase in our ECLs (see 'Economic and market conditions and geopolitical developments may adversely affect our financial condition and results’).
We estimate and recognise ECLs in our credit exposure. This
process, which is critical to our results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the macroeconomic and geopolitical conditions, including the impact of higher US tariff rates, retaliatory actions, and sector or portfolio specific risks, might impair the ability of our borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward-looking economic conditions (including GDP estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, we may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of our
counterparties may be inaccurate or incorrect. Any failure by us to accurately estimate the ability of our counterparties to meet their obligations could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
HSBC Holdings is a holding company
and, as a result, is dependent on loan/
instrument payments and dividends
from its subsidiaries to meet its
obligations, including obligations with
respect to its debt securities, and to
provide profits for payment of future
dividends to shareholders
HSBC Holdings is a non-operating holding company and, as such, its principal source of income is from operating subsidiaries that hold the principal assets of the Group. As a separate legal entity, HSBC
Holdings relies on remittance of its subsidiaries’ loan/instrument interest payments and dividends in order to be able to pay obligations to debt holders as they fall due, and to pay dividends to its shareholders. The ability of HSBC Holdings’ subsidiaries and affiliates to pay interest and dividends to HSBC Holdings is subject to such subsidiaries’ and affiliates’ financial performance and could also be restricted by applicable laws, regulations, exchange controls and other
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
deficits in those pension plans could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

166	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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
Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2024 these included impairment of amortised cost financial assets and financial assets measured at FVOCI, impairment of goodwill and non-financial assets, valuation of financial instruments, deferred tax assets, provisions, impairment of interests in associates, post-employment benefit plans, and impairment of investments in subsidiaries, which are discussed in detail in ‘Critical estimates and judgements’ on page 86.
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
At 31 December 2023, we performed an impairment review of our investment in BoCom and concluded an impairment charge needed to be taken in the fourth quarter of 2023. Impairment review included consideration of the potential impact of BoCom’s designation as a globally systemically important bank in November 2023. The
impairment reviews are complex and require significant judgments, such as the appropriateness of projected future cash flows, discount rate and regulatory capital assumptions. At 31 December 2024 a further impairment review was conducted and we concluded that no additional impairment (or reversal of impairment) was required.
However, there can be no assurance that no additional impairment will be required in future financial periods. Refer to Note 18 on the
Financial Statements for further details.
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
These judgements and estimates could have a material adverse effect on the future financial position of the Group, results of operations, capital position, prospects and reputation. For further details, see
‘Critical estimates and judgements’ on page 86.
Changes in accounting standards
may have a material impact on how
we report our financial results and
financial condition
We prepare our consolidated financial statements in conformity with
UK-adopted international accounting standards and with the
requirements of the UK Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to
Regulation (EC) No 1606/2002 as it applies in the European Union.
Our consolidated financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the
International Accounting Standards Board (‘IASB‘) (‘IFRS Accounting
Standards’), including interpretations issued by the IFRS
Interpretations Committee.
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

HSBC Holdings plc Annual Report on Form 20-F	167
Our material banking risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables:

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk See page 169
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and derivatives.
Credit risk is:
–measured as the amount that could be lost if a customer or counterparty fails to make repayments;
–monitored using various internal risk management measures and within limits approved by individuals within a framework of delegated authorities;
and
–managed through a risk control framework, which outlines clear and consistent policies, principles and guidance for risk managers; and by setting limits and appetite across geographical markets, portfolios or sectors.

Treasury risk See page 230
Treasury risk is the risk of having
insufficient capital, liquidity or funding
resources to meet financial
obligations and satisfy regulatory
requirements, including the risk of an
adverse impact on earnings or capital
due to structural and transactional
foreign exchange exposures and
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

Market risk See page 246
Market risk is the risk of an adverse
financial impact on trading activities
arising from changes in market
parameters such as interest rates,
foreign exchange rates, asset prices,
volatilities, correlations and credit
spreads.

Market risk arises from both trading
portfolios and non-trading portfolios.
Market risk for non-trading portfolios is
discussed in the Treasury risk section on
page 242. Market risk exposures arising
from our insurance operations are
discussed on page 263.

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

Climate risk See page 249
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
ambition or to meet external
expectations related to net zero; and
–the risk of greenwashing, which arises
from the act of knowingly or
unknowingly making inaccurate,
unclear, misleading or unsubstantiated
claims regarding sustainability to
stakeholders.

Climate risk is:
–measured using risk metrics and stress testing;
–monitored against risk appetite statements; and
–managed through adherence to risk appetite thresholds, through specific policies, and through enhancements to processes and development of tools including the development of product market controls to manage the risk of greenwashing and the development of portfolio steering capabilities to manage our net zero ambitions.

Resilience risk See page 258
Resilience risk is the risk of sustained
and significant business disruption
from execution, delivery, physical
security or safety events, causing the
inability to provide critical services to
our customers, affiliates, and
counterparties.
Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk is:
–measured using a range of metrics and against our agreed risk appetite;
–monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
–managed by continual monitoring and thematic reviews.

168	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Regulatory compliance risk See page 259
Regulatory compliance risk is the risk
associated with breaching our duty to
clients and other counterparties,
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
–monitored against the first line of defence risk and control assessments, and the results of the monitoring and control assurance activities of the second line of defence functions; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help embed their observance. Proactive risk control and/or remediation work is undertaken where required.

Financial crime risk See page 259
Financial crime risk is the risk that
HSBC’s products and services will be
exploited for criminal activity. This
includes fraud, bribery and
corruption, tax evasion, sanctions
and export control violations and
evasion, money laundering, terrorist
financing and proliferation financing.
Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Financial crime risk is:
–measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of, and assessment by, our financial crime teams;
–monitored against the first line of defence risk and control assessments, and the results of the monitoring and control assurance activities of the second line of defence functions; and
–managed by establishing and communicating appropriate policies and procedures, training employees and monitoring activity to help embed their observance. Proactive risk control and/or remediation work is undertaken where required.

Model risk See page 260
Model risk is the risk of the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	Model risk arises in both financial and non- financial contexts whenever business decision making includes reliance on models.
Model risk is:
–measured by reference to model performance tracking and the output of detailed technical reviews and regulatory feedback, with key metrics including model review statuses and findings;
–monitored against model risk appetite statements, insight from the independent validations completed by the model risk management team;
and
–managed by creating and communicating appropriate policies, procedures and guidance, training colleagues in their application, and supervising their adoption to help ensure operational effectiveness.

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
Financial risk See page 263
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
–managed through a risk control framework, which outlines clear and consistent policies, principles and guidance. This includes using product design, asset liability matching and bonus rates.

Insurance risk See page 265
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
–managed through a risk control framework, which outlines clear and consistent policies, principles and guidance. This includes using product design, underwriting, reinsurance and claims-handling procedures.

HSBC Holdings plc Annual Report on Form 20-F	169
Credit risk

Contents
169	Overview
169	Credit risk management
171	Credit risk in 2024
172	Summary of credit risk
175	Stage 2 decomposition
176	Assets held for sale
177	Credit exposure
178	Measurement uncertainty and sensitivity analysis of ECL estimates
191	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
196	Credit quality
200	Wholesale lending
214	Personal lending
225	Supplementary information
229	HSBC Holdings

Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and derivatives.

Credit risk management
Key developments in 2024
There were no material changes to the policies and practices for the management of credit risk in 2024. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function.
We actively managed the risks related to macroeconomic
uncertainties, including interest rates, inflation, fiscal and monetary policy, broader geopolitical uncertainties and conflicts.
For further details, see ‘Top and emerging risks’ on page 148.
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
Credit Risk sub-function
(Audited)
Credit approval authorities are delegated by the Board to the Group
CEO together with the authority to sub-delegate them. The Credit
Risk sub-function in Group Risk and Compliance is responsible for the key policies and processes for managing credit risk, which include formulating Group credit policies and risk rating frameworks, guiding the Group’s appetite for credit risk exposures, undertaking
independent reviews and objective assessment of credit risk, and monitoring performance and management of portfolios.
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
Key risk management processes
IFRS 9 ‘Financial Instruments’ process
The IFRS 9 process comprises three main areas: modelling, data and forward economic guidance; implementation; and governance.
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

170	HSBC Holdings plc Annual Report on Form 20-F
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
–‘Credit-impaired’ exposures have been assessed as described in Note 1.2(i) to the financial statements.

Forborne loans and advances
(Audited)
Forbearance measures consist of concessions towards an obligor that is experiencing or about to experience difficulties in meeting its financial commitments.
We continue to class loans as forborne when we modify the
contractual payment terms due to having concerns about the
borrowers’ ability to meet contractual payments when they were due.
Our definition of forborne captures non-payment-related concessions, such as covenant waivers.
For details of our policy on forbearance, see Note 1.2(i) in the financial statements.
Credit quality of forborne loans
For wholesale lending, where payment-related forbearance measures result in a diminished financial obligation, or if there are other indicators of impairment, the loan will be classified as credit impaired if it is not already so classified. All facilities with a customer, including loans that have not been modified, are considered credit impaired following the identification of a payment-related forborne loan. For retail lending, where a material payment-related concession has been granted, the loan will be classified as credit impaired. In isolation, non-
payment related forbearance measures may not result in the loan being classified as credit impaired unless combined with other indicators of credit impairment. These are classed as performing forborne loans for both wholesale and retail lending.
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

HSBC Holdings plc Annual Report on Form 20-F	171
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

Credit risk in 2024
At 31 December 2024, gross loans and advances to banks and
customers of $1,042bn decreased by $20.1bn on a reported basis compared with 31 December 2023. Gross loans and advances to
customers decreased by $9.2bn while gross loans and advances to banks decreased by $10.9bn. This included total adverse foreign exchange movements of $26.2bn.
On a constant currency basis, the increase of $6.1bn was driven by a
$9.6bn rise in personal loans and advances to customers and a $3.0bn rise in wholesale loans and advances to customers. These were partly offset by a $6.5bn decrease in loans and advances to banks.
The rise in personal loans and advances to customers was driven by mortgage growth (up $7.5bn), mainly in HSBC UK (up $4.5bn), in our legal entities in the US (up $2.7bn) and in Mexico (up $0.3bn). There
was a further increase in other personal lending (up $2.1bn), mainly in our entities in Europe (up $1.1bn) and in Asia (up $1.0bn).
The rise in wholesale loans and advances to customers was driven by an increase in balances with non-bank financial institutions (up
$9.6bn), mainly in HSBC Bank plc (up $4.2bn) and in our legal entities in Asia (up $2.2bn), in the US (up $1.2bn), in HSBC UK (up $1.0bn)
and in the Middle East (up $0.8bn). This was partly offset by a $6.6bn reduction in corporate and commercial balances, observed mainly in our legal entities in the US (down $2.9bn) and in Asia (down $2.4bn).
The decrease in loans and advances to banks was driven by lower central bank balances and money market lending balances in our legal entities in Asia (down $9.1bn), partly offset by higher balances in our legal entities in the Middle East (up $3.6bn).
The movement in gross loans and advances to banks and customers included a $3.1bn decrease on a constant currency basis due to the reclassification of businesses into 'assets held for sale' during the period.
At 31 December 2024, the allowance for ECL of $10.3bn decreased by $1.7bn compared with 31 December 2023, including favourable foreign exchange movements of $0.5bn. The $10.3bn allowance
comprised $9.8bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
On a constant currency basis, stage 3 gross loans and advances to customers at 31 December 2024 increased by $3.9bn. The increase in stage 3 exposures was driven by defaults in the commercial real estate portfolio in Hong Kong, which are generally well collateralised.
There was a decrease in the associated allowance for ECL due to write-offs of heavily-impaired exposures.
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers decreased by $0.9bn from
31 December 2023. This was attributable to:
–a $0.8bn decrease in wholesale loans and advances to customers, which included a $0.7bn decrease in stage 3 and a $0.1bn
decrease in stages 1 and 2; and
–a $0.1bn decrease in personal loans and advances to customers driven by stages 1 and 2.
The ECL charge for 2024 was $3.4bn, inclusive of recoveries. The
ECL charge comprised: $2.1bn in respect of wholesale lending, of which the stage 3 charge was $1.6bn; $1.2bn in respect of personal lending, of which $0.9bn were in stage 3; and $0.1bn in respect of other assets and debt instruments measured at FVOCI.
Wholesale lending charges were recognised mainly in our legal entities in Hong Kong ($1.0bn). While the mainland China commercial real estate sector remained subdued, there were limited new defaults and lower total ECL charges of $0.4bn during the period ($1.0bn during 2023). ECL charges in the Hong Kong commercial real estate sector excluding exposure to mainland China borrowers of $0.1bn during the period were also low due to the limited impact from defaults, driven by the high level of collateralisation in the portfolio.
Personal lending charges reflected higher charges in our legal entity in
Mexico, mainly in our unsecured portfolio, due to portfolio growth and unemployment trends. In addition, there were higher charges in our legal entities in the UK and Hong Kong as a result of portfolio growth.
At 31 December 2024, gross other financial assets measured at amortised cost of $828.6bn decreased by $131.7bn on a reported basis compared with 31 December 2023. This included total adverse foreign exchange movements of $30.7bn.
On a constant currency basis, the decrease of $101.0bn was mainly driven by a $91.9bn decrease in assets held for sale, due to the completion of the disposals of our banking business in Canada and our retail banking operations in France.
Income statement movements are analysed further on page 88.
While credit risk arises across most of our balance sheet, ECL have typically been recognised on loans and advances to customers and banks, in addition to securitisation exposures and other structured products. As a result, our disclosures focus primarily on these two areas. For further details of:
–maximum exposure to credit risk, see page 178;
–measurement uncertainty and sensitivity analysis of ECL
estimates, see page 178;
–reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees, see page 191;
–credit quality, see page 196;
–total wholesale lending for loans and advances to banks and customers by stage distribution, see page 201;
–wholesale lending collateral, see page 211;
–total personal lending for loans and advances to customers at amortised cost by stage distribution, see page 215; and
–personal lending collateral, see page 224.

172	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
(Audited)
	31 Dec 2024		At 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	940,373	(9,715)	949,609	(11,074)
Loans and advances to banks at amortised cost	102,052	(13)	112,917	(15)
Other financial assets measured at amortised cost	828,580	(92)	960,271	(422)
– cash and balances at central banks	267,674	—	285,868	—
– Hong Kong Government certificates of indebtedness	42,293	—	42,024	—
– reverse repurchase agreements – non-trading	252,549	—	252,217	—
– financial investments	153,982	(9)	148,346	(20)
– assets held for sale[2]	3,273	(4)	103,186	(324)
– prepayments, accrued income and other assets[3]	108,809	(79)	128,630	(78)
Total gross carrying amount on-balance sheet	1,871,005	(9,820)	2,022,797	(11,511)
Loans and other credit-related commitments	619,367	(348)	661,015	(367)
Financial guarantees	16,998	(29)	17,009	(39)
Total nominal amount off-balance sheet[4]	636,365	(377)	678,024	(406)
	2,507,370	(10,197)	2,700,821	(11,917)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	346,124	(54)	302,348	(97)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 176. At 31 December
2024, the gross carrying amount comprised $1,113m of loans and advances to customers and banks (2023: $84,075m) and $2,160m of other financial assets at amortised cost (2023: $19,111m). The corresponding allowance for ECL comprised $4m of loans and advances to customers and banks (2023: $303m) and
$0.3m of other financial assets at amortised cost (2023: $21m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 365 comprises both financial and non-financial assets, including cash collateral and settlement accounts. It also includes ‘Items in the course of collection from other banks’ which was presented separately in 2023.
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
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired on which a lifetime ECL is recognised.
–POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime
ECL is recognised.

HSBC Holdings plc Annual Report on Form 20-F	173

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2024
(Audited)
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	824,420	93,248	22,615	90	940,373	(1,078)	(2,546)	(6,040)	(51)	(9,715)	0.1	2.7	26.7	56.7	1.0
– personal	403,746	39,919	3,560	—	447,225	(570)	(1,158)	(796)	—	(2,524)	0.1	2.9	22.4	—	0.6
– corporate and commercial	340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)	0.1	2.7	26.6	56.7	1.6
– non-bank financial institutions	79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)	0.1	1.4	53.2	—	0.5
Loans and advances to banks at amortised cost	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)	—	1.0	100.0	—	—
Other financial assets measured at amortised cost	826,621	1,806	153	—	828,580	(64)	(5)	(23)	—	(92)	—	0.3	15.0	—	—
Loan and other credit-related commitments	597,231	21,175	958	3	619,367	(137)	(121)	(90)	—	(348)	—	0.6	9.4	—	0.1
– personal	251,489	1,680	86	—	253,255	(17)	—	(5)	—	(22)	—	—	5.8	—	—
– corporate and commercial	231,201	17,453	838	3	249,495	(111)	(116)	(83)	—	(310)	—	0.7	9.9	—	0.1
– financial	114,541	2,042	34	—	116,617	(9)	(5)	(2)	—	(16)	—	0.2	5.9	—	—
Financial guarantees	15,353	1,397	248	—	16,998	(8)	(5)	(16)	—	(29)	0.1	0.4	6.5	—	0.2
– personal	1,416	11	—	—	1,427	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,048	1,232	195	—	11,475	(7)	(5)	(15)	—	(27)	0.1	0.4	7.7	—	0.2
– financial	3,889	154	53	—	4,096	(1)	—	(1)	—	(2)	—	—	1.9	—	—
At 31 Dec 2024	2,365,477	117,824	23,976	93	2,507,370	(1,296)	(2,679)	(6,171)	(51)	(10,197)	0.1	2.3	25.7	54.8	0.4
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
DPD).

Stage 2 days past due analysis at 31 December 2024
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	93,248	90,157	1,888	1,203	(2,546)	(2,147)	(192)	(207)	2.7	2.4	10.2	17.2
– personal	39,919	37,676	1,361	882	(1,158)	(799)	(169)	(190)	2.9	2.1	12.4	21.5
– corporate and commercial	51,231	50,486	506	239	(1,358)	(1,326)	(21)	(11)	2.7	2.6	4.2	4.6
– non-bank financial institutions	2,098	1,995	21	82	(30)	(22)	(2)	(6)	1.4	1.1	9.5	7.3
Loans and advances to banks at amortised cost	198	198	—	—	(2)	(2)	—	—	1.0	1.0	—	—
Other financial assets measured at amortised cost	1,806	1,794	3	9	(5)	(5)	—	—	0.3	0.3	—	—
1The days past due amounts presented above are on a contractual basis.

174	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023
(Audited)
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	809,384	120,871	19,273	81	949,609	(1,130)	(2,964)	(6,950)	(30)	(11,074)	0.1	2.5	36.1	37.0	1.2
– personal	396,534	47,483	3,505	—	447,522	(579)	(1,434)	(854)	—	(2,867)	0.1	3.0	24.4	—	0.6
–corporate and commercial	342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)	0.1	2.2	38.6	37.0	1.8
– non-bank financial institutions	69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)	0.1	0.8	39.8	—	0.5
Loans and advances to banks at amortised cost	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	946,873	12,734	664	—	960,271	(109)	(132)	(181)	—	(422)	—	1.0	27.3	—	—
Loan and other credit- related commitments	630,949	28,922	1,140	4	661,015	(153)	(128)	(86)	—	(367)	—	0.4	7.5	—	0.1
– personal	253,183	3,459	355	—	256,997	(23)	—	(2)	—	(25)	—	—	0.6	—	—
– corporate and commercial	246,210	20,928	736	4	267,878	(120)	(119)	(83)	—	(322)	—	0.6	11.3	—	0.1
– financial	131,556	4,535	49	—	136,140	(10)	(9)	(1)	—	(20)	—	0.2	2.0	—	—
Financial guarantees	14,746	1,879	384	—	17,009	(7)	(7)	(25)	—	(39)	—	0.4	6.5	—	0.2
– personal	1,106	13	—	—	1,119	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,157	1,290	330	—	11,777	(6)	(6)	(24)	—	(36)	0.1	0.5	7.3	—	0.3
– financial	3,483	576	54	—	4,113	(1)	(1)	(1)	—	(3)	—	0.2	1.9	—	0.1
At 31 Dec 2023	2,513,431	165,842	21,463	85	2,700,821	(1,409)	(3,234)	(7,244)	(30)	(11,917)	0.1	2.0	33.8	35.3	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired (‘POCI’).

Stage 2 days past due analysis at 31 December 2023
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	120,871	116,320	2,571	1,980	(2,964)	(2,458)	(245)	(261)	2.5	2.1	9.5	13.2
– personal	47,483	44,634	1,785	1,064	(1,434)	(974)	(214)	(246)	3.0	2.2	12.0	23.1
– corporate and commercial	69,738	68,446	697	595	(1,500)	(1,454)	(31)	(15)	2.2	2.1	4.4	2.5
– non-bank financial institutions	3,650	3,240	89	321	(30)	(30)	—	—	0.8	0.9	—	—
Loans and advances to banks at amortised cost	1,436	1,424	—	12	(3)	(3)	—	—	0.2	0.2	—	—
Other financial assets measured at amortised cost	12,734	12,417	171	146	(132)	(113)	(9)	(10)	1.0	0.9	5.3	6.8
1The days past due amounts presented above are on a contractual basis.

HSBC Holdings plc Annual Report on Form 20-F	175
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 31 December 2024.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of material accounting policies’, on page 381.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 381.

Loans and advances to customers and banks[1]
	At 31 Dec 2024
	Loans and advances to customers						Loans and advances to banks at amortised cost	Total stage 2
	Personal	of which:			Corporate and commercial	Non-bank financial institutions
		first lien mortgages	credit cards	other personal lending
	$m	$m	$m	$m	$m	$m	$m	$m
Quantitative	36,356	30,992	2,904	2,460	37,787	1,658	176	75,977
Qualitative	3,452	3,107	85	260	13,327	438	22	17,239
of which: forbearance	175	70	40	65	1,086	3	—	1,264
30 DPD backstop[2]	111	78	2	31	117	2	—	230
Total gross carrying amount	39,919	34,177	2,991	2,751	51,231	2,098	198	93,446

Quantitative	(1,118)	(121)	(651)	(346)	(1,124)	(28)	—	(2,270)
Qualitative	(35)	(8)	(9)	(18)	(229)	(2)	(2)	(268)
of which: forbearance	(5)	—	(1)	(4)	(12)	—	—	(17)
30 DPD backstop[2]	(5)	(1)	—	(4)	(5)	—	—	(10)
Total allowance for ECL	(1,158)	(130)	(660)	(368)	(1,358)	(30)	(2)	(2,548)

ECL coverage %	2.9	0.4	22.1	13.4	2.7	1.4	1.0	2.7

Residual average life[3] (in years)	17.0	19.5	<1.0	3.6	2.7	1.9	<1.0

	At 31 Dec 2023
Quantitative	35,742	31,178	1,940	2,624	53,034	2,955	781	92,512
Qualitative	11,678	7,077	2,477	2,124	16,241	653	642	29,214
of which: forbearance	171	69	34	68	982	2	—	1,155
30 DPD backstop[2]	63	32	2	29	463	42	13	581
Total gross carrying amount	47,483	38,287	4,419	4,777	69,738	3,650	1,436	122,307

Quantitative	(1,103)	(149)	(554)	(400)	(1,225)	(24)	(1)	(2,353)
Qualitative	(324)	(50)	(142)	(132)	(270)	(6)	(2)	(602)
of which: forbearance	(4)	—	(1)	(3)	(11)	—	—	(15)
30 DPD backstop[2]	(7)	(1)	(1)	(5)	(5)	—	—	(12)
Total allowance for ECL	(1,434)	(200)	(697)	(537)	(1,500)	(30)	(3)	(2,967)

ECL coverage %	3.0	0.5	15.8	11.2	2.2	0.8	0.2	2.4

Residual average life[3] (in years)	16.0	19.3	<1.0	4.1	2.5	1.2	<1.0
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross carrying amount and allowance for ECL have been assigned in order of categories presented.
2Days past due (‘DPD’).
3Calculated as the difference between final contractual maturities and the reporting date, weighted based on the contribution of the instrument to the stage 2 total gross carrying amount of the corresponding product or sector.

176	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Assets held for sale
(Audited)
At 31 December 2024, the most material balances held for sale arose from our business in South Africa and our private banking business in
Germany.
Disclosures relating to assets held for sale are provided in the following credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets:
–‘Maximum exposure to credit risk’ (page 178); and
–‘Distribution of financial instruments by credit quality at
31 December’ (page 196);
Although there was a reclassification on the balance sheet, there was no separate income statement reclassification. As a result, charges for changes in expected credit losses and other credit impairment charges shown in the credit risk disclosures include charges relating to financial assets classified as ‘assets held for sale’.
‘Loans and other credit-related commitments’, ‘financial guarantees’
and ‘Debt instruments measured at fair value through other
comprehensive income’ as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as
‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
(Audited)
	2024		2023
	Total gross loans and advances	Allowance for ECL	Total gross loans and advances	Allowance for ECL
	$m	$m	$m	$m
As reported	1,042,425	(9,728)	1,062,526	(11,089)
Reported in ‘Assets held for sale’	1,113	(4)	84,075	(303)
At 31 December	1,043,538	(9,732)	1,146,601	(11,392)
At 31 December 2024, gross loans and advances of our business in
South Africa were $660m and the related allowance for ECL was
$4m. Gross loans and advances of our private banking business in
Germany were $309m and of our French life insurance business were
$144m, both with negligible allowance for ECL.
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
For further details of the carrying amount and the fair value at 31 December
2024 of loans and advances to banks and customers classified as held for sale, see Note 23 on the financial statements.

Gross loans and allowance for ECL on loans and advances to customers and banks reported in ‘Assets held for sale’
(Audited)
	South Africa		German Private Banking Business		Other		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	660	(4)	309	—	—	—	969	(4)
– personal	—	—	130	—	—	—	130	—
– corporate and commercial	586	(4)	19	—	—	—	605	(4)
– non-bank financial institutions	74	—	160	—	—	—	234	—
Loans and advances to banks at amortised cost	—	—	—	—	144	—	144	—
At 31 Dec 2024[1]	660	(4)	309	—	144	—	1,113	(4)

	Banking business in Canada		Retail banking operations in France		Other		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	56,349	(220)	16,984	(82)	255	(1)	73,588	(303)
– personal	27,071	(95)	13,920	(79)	140	(1)	41,131	(175)
– corporate and commercial	27,789	(120)	3,012	(3)	—	—	30,801	(123)
– non-bank financial institutions	1,489	(5)	52	—	115	—	1,656	(5)
Loans and advances to banks at amortised cost	154	—	10,333	—	—	—	10,487	—
At 31 Dec 2023	56,503	(220)	27,317	(82)	255	(1)	84,075	(303)
1The table above does not include disposals completed during 2024 including the sale of our retail banking operations in France completed on 1 January 2024 and our banking business in Canada completed on 28 March 2024. The sale of our business in Argentina was announced in the first quarter of 2024 and completed on 6 December 2024. The gross loans and advances to customers and banks in Argentina were $1,760m and the associated allowance for ECL was $34m at
31 March 2024. For more details, please refer to business disposals as disclosed in Note 23 on page 433.

HSBC Holdings plc Annual Report on Form 20-F	177
The table below analyses the amount of ECL (charges)/releases arising from assets held for sale. The charges during the period relate to our businesses in Canada ($41m) and in Argentina ($40m).

Changes in expected credit losses and other credit impairment
(Audited)
	2024	2023
	$m	$m
ECL (charges)/releases arising from:
– assets held for sale	(81)	(49)
– assets not held for sale	(3,333)	(3,398)
Year ended 31 Dec	(3,414)	(3,447)

Credit exposure
Maximum exposure to credit risk
(Audited)
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments. Commentary on consolidated balance sheet movements in 2024 is provided on page 93.

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

Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place that reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets, such as residential properties, collateral held in the form of financial instruments that are not held on the balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the credit risk is predominantly borne by the policyholder. See page
380 and Note 31 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the ‘Collateral’
section on page 211.

178	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Maximum exposure to credit risk
(Audited)
	2024			2023
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	$m	$m	$m	$m	$m	$m
Loans and advances to customers held at amortised cost	930,658	(22,822)	907,836	938,535	(22,607)	915,928
– personal	444,701	(2,256)	442,445	444,655	(2,470)	442,185
– corporate and commercial	403,929	(18,897)	385,032	419,852	(18,771)	401,081
– non-bank financial institutions	82,028	(1,669)	80,359	74,028	(1,366)	72,662
Loans and advances to banks at amortised cost	102,039	—	102,039	112,902	—	112,902
Other financial assets held at amortised cost	854,427	(4,383)	850,044	973,316	(13,919)	959,397
– cash and balances at central banks	267,674	—	267,674	285,868	—	285,868
– Hong Kong Government certificates of indebtedness	42,293	—	42,293	42,024	—	42,024
– reverse repurchase agreements – non-trading	252,549	(4,383)	248,166	252,217	(13,919)	238,298
– financial investments	153,973	—	153,973	148,326	—	148,326
– assets held for sale	27,234	—	27,234	114,134	—	114,134
– prepayments, accrued income and other assets	110,704	—	110,704	130,747	—	130,747
Derivatives	268,637	(254,257)	14,380	229,714	(222,059)	7,655
Total on-balance sheet exposure to credit risk	2,155,761	(281,462)	1,874,299	2,254,467	(258,585)	1,995,882
Total off-balance sheet	970,610	—	970,610	1,007,885	—	1,007,885
– financial and other guarantees	109,380	—	109,380	111,102	—	111,102
– loan and other credit-related commitments	861,230	—	861,230	896,783	—	896,783
At 31 Dec	3,126,371	(281,462)	2,844,909	3,262,352	(258,585)	3,003,767
Concentration of exposure
We have a number of global businesses with a broad range of
products. We operate in a number of geographical markets with the majority of our exposures in Asia and Europe.
For an analysis of:
–financial investments, see Note 16 on the financial statements;
–trading assets, see Note 11 on the financial statements;
–derivatives, see page 214 and Note 15 on the financial statements;
and
–loans and advances by industry sector and by the location of the principal operations of the lending subsidiary (or, in the case of the operations of The Hongkong and Shanghai Banking Corporation
Limited, HSBC Bank plc, HSBC Bank Middle East Limited and
HSBC Bank USA, by the location of the lending branch), see page
200 for wholesale lending and page 214 for personal lending.
Credit deterioration of financial
instruments
(Audited)
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2, stage 3 (credit impaired)
and POCI financial instruments can be found in Note 1.2 on the financial statements.

Measurement uncertainty and sensitivity analysis of ECL estimates
(Audited)
The recognition and measurement of ECL involves the use of
judgement and estimation. We form multiple economic scenarios, apply these forecasts to credit risk models to estimate future credit losses, and probability weight the results to determine an unbiased
ECL estimate.
Management assessed the current economic environment, reviewed the latest forecasts and discussed key risks before selecting the appropriate economic scenarios and their weightings.
The Central scenario is constructed to reflect the latest
macroeconomic expectations. Outer scenarios incorporate the
crystallisation of economic and geopolitical risks.
In the fourth quarter of 2024, the four economic scenarios were modified to reflect heightened policy uncertainty following the US election and to overcome any lags in consensus forecasts. An adjustment factor based on more recent views of expected tariffs and other policy changes was modelled and then applied to each of the economic scenarios. The effect was to lower growth expectations in our major markets, while the impact on inflation and interest rates was varied.
Management judgemental adjustments are used where modelled
ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
At 31 December 2024, there was an overall reduction in management judgemental adjustments compared with 31 December 2023, as
modelled outcomes better reflected the key risks at 31 December 2024.
Methodology
At 31 December 2024, four scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with the latest economic forecasts and distributional estimates every quarter.
Three scenarios, the Upside, Central and Downside, are drawn from consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the
Downside 2, represents management’s view of severe downside
risks. Consensus estimates are deployed as conditioning variables in a proprietary expansion of the scenario variables.
The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. It is created using consensus forecasts, which is the average of a panel of external forecasts.
The outer scenarios represent the tails of the distribution and are less likely to occur. The consensus Upside and Downside scenarios are created with reference to forecast probability distributions for select markets that capture economists’ views of the entire range of economic outcomes. In the later years of these scenarios, projections revert to long-term consensus trend expectations. Reversion to trend expectations is done with reference to historically observed quarterly changes in the values of macroeconomic variables.

HSBC Holdings plc Annual Report on Form 20-F	179
The fourth scenario, the Downside 2, represents management’s view of severe downside risks. It is a globally consistent, narrative-driven scenario that explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of equilibrium, where economic variables move permanently away from past trends.
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
For the fourth quarter of 2024, we assessed that consensus forecasts and distributional estimates did not adequately reflect the
consequences of the US election on the global economic outlook.
Due to the lag in forecasts there was increased uncertainty as to how tariffs would be implemented and economic policy would change. As such, scenarios have been constructed using the described standard methodology and an adjustment – to account for policy changes –
applied. The adjustment was based on a modelled update to the
Central scenario and incorporated a detailed narrative of US economic policy proposals, including specific tariff rates. The modelled results were then layered onto the Central scenario, which resulted in changes to most variables. To quantify the impact, the adjustment reduces GDP growth in our key markets by an average of 30bps and
50bps respectively, in the first two years of the Central scenario forecast. Outer scenarios were adjusted in parallel.
The scenario adjustment entailed no change in scenario probability weights, which remained in line with our Forward Economic Guidance
(’FEG’) framework. Uncertainties relating to the policy outlook have been addressed in the scenarios directly. Measures of dispersion and uncertainty have remained low but may reflect lags in the consensus economic forecasting process.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts and estimates, specifically for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are designed to capture the potential crystallisation of key economic and financial risks and alternative paths for economic variables.
In our key markets, the Central scenario incorporates potential impacts from anticipated changes to US economic and trade policy, including higher tariffs. The overall effect of the adjustment in our key markets is to lower GDP and raise inflation and unemployment estimates, relative to the consensus. Consequently, GDP growth and unemployment forecasts have deteriorated in the fourth quarter of
2024, compared with the fourth quarter of 2023. With regards to monetary policy, the expected path for interest rates in many of our markets is based on market futures. Interest rate expectations have increased relative to the fourth quarter of 2023, with fewer rate cuts forecast. The exception is mainland China, where the headwinds to growth ensure that forecast interest rates are lower.
At the end of 2024, risks to the economic outlook included a number of significant geopolitical issues. Within our Downside scenarios, the economic consequences from the crystallisation of those risks were captured by higher commodity and goods prices, the re-acceleration of inflation, a further rise in interest rates and a global recession.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario reflects expectations for slower growth and higher inflation and unemployment across many of our key markets.
Expectations of lower GDP growth during 2025 are driven by the assumed effects of higher tariffs, which impede trade flows, weaken consumption and deter investment. In the scenario, the US applies tariffs on key trading partners, focusing on mainland China and Mexico at the outset of the new administration’s term, before moving attention to other trading partners. Countries are expected to respond in kind. As a direct consequence of tariffs, trade growth is expected to be lower, which in turn weighs on GDP growth.
Mainland China, Hong Kong and Mexico experience the greatest negative consequences given their deeper trade and financial interlinkages, with the US economy. Indirect consequences from tariffs dampen growth elsewhere. Tariffs, or the threat of them, increases uncertainty, leading to lower confidence and reduced investment.
Tighter restrictions on immigration into the US are also expected to reduce the size of the labour force, putting upward pressure on wage growth. At the same time, higher tariff rates drive US inflation. Higher inflation is assumed to erode purchasing power and reduces GDP growth. In other markets, including in Mexico, higher inflation is also expected due to currency depreciation. The higher projected rates of inflation ensure that central banks are expected to slow the pace of interest rate reductions. The exception is in mainland China, where the PBoC cuts interest rates as the excess of domestic supply is expected to become more acute and drives prices lower.
Global GDP is expected to grow by 2.5% in 2025 in the Central scenario, and the average rate of global GDP growth is forecast to be
2.6% over the five-year forecast period. This is below the average growth rate over the five-year period prior to the onset of the pandemic of 2.9%.
The key features of our Central scenario are:
–GDP growth rates across the majority of our main markets are expected to slow in 2025 and 2026, due to the implementation of higher tariffs as well as underlying structural weaknesses in some economies. The most significant slowdowns in activity are expected to occur in the markets with the highest trade dependence with the
US.  Elevated interest rates and higher price levels are also expected to continue to weigh on some consumer and corporate segments.
–In most markets, unemployment is forecast to rise moderately in
2025 as economic activity slows, although it will remain low by historical standards.
–Inflation is forecast to increase in several of our main markets, as a result of tariffs, even as services price inflation is expected to ease as wage growth moderates. However, inflation largely remains within central banks’ target ranges from 2025. The main exceptions are
Hong Kong and mainland China, where inflation is expected to remain subdued, despite higher tariffs, due to weak domestic demand.
–Housing market conditions remain mixed, with price weakness expected to persist in Hong Kong and mainland China, stronger growth in the UAE and Mexico, and more muted price growth in the
UK, US and France. High inventory levels remain the biggest drag on
Hong Kong and mainland China residential property and this is expected to lead to another year of price declines in 2025, before a gradual recovery from 2026.
–Challenging conditions are also forecast to continue in certain segments of the commercial property sector in a number of our key markets. Structural changes to demand in the office segment in particular have driven lower valuations.
–Policy interest rates in key markets are forecast to gradually decline further in 2025. In the longer term, they are expected to remain at a higher level than in recent years.
–The Brent crude oil price is forecast to average around $69 per barrel over the projection period.

180	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The Central scenario was created with forecasts available in late November, and reviewed continually until the end of December 2024. In accordance with HSBC’s scenario framework, a probability weight of 75% has been assigned to the Central scenario across all major markets.
The following tables describe key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario 2025–2029 (as at 4Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025	1.2	2.0	1.7	4.0	0.9	4.4	0.9
2026	1.3	1.6	1.8	3.7	0.9	4.2	1.2
2027	1.8	1.6	3.5	4.3	1.4	3.9	1.7
2028	1.6	1.8	3.1	3.9	1.5	3.6	1.9
2029	1.6	2.0	2.7	3.7	1.4	3.6	2.0
5-year average[1]	1.5	1.8	2.6	3.9	1.2	3.9	1.5
Unemployment rate (%)
2025	4.9	4.4	3.3	5.2	7.5	2.7	3.5
2026	4.7	4.3	3.7	5.4	7.3	2.6	3.5
2027	4.5	4.3	3.3	5.2	7.2	2.6	3.5
2028	4.3	4.2	3.0	5.0	7.0	2.5	3.5
2029	4.3	4.1	2.9	5.0	7.0	2.5	3.5
5-year average[1]	4.5	4.2	3.2	5.2	7.2	2.6	3.5
House prices (annual average growth rate, %)
2025	1.4	4.4	(0.5)	(5.9)	2.1	9.3	7.6
2026	3.8	3.2	2.4	(0.7)	4.4	5.1	4.5
2027	4.6	2.4	3.0	3.2	4.4	3.6	4.2
2028	3.5	2.5	2.7	4.1	3.8	1.8	4.0
2029	2.7	2.6	2.7	2.9	3.1	1.3	4.0
5-year average[1]	3.2	3.0	2.1	0.7	3.6	4.2	4.9

Inflation (annual average growth rate, %)
2025	2.4	2.4	1.4	0.3	1.2	2.1	5.0
2026	2.1	2.8	1.9	1.0	1.6	1.9	3.9
2027	2.1	2.5	2.2	1.5	2.0	1.8	3.4
2028	2.0	2.2	2.2	1.7	2.3	1.9	3.4
2029	2.0	2.1	2.3	1.6	2.2	1.8	3.4
5-year average	2.1	2.4	2.0	1.2	1.9	1.9	3.8
Central bank policy rate (annual average, %)
2025	4.2	4.1	4.5	2.9	2.1	4.1	9.4
2026	3.9	3.7	4.1	2.9	1.8	3.8	8.8
2027	3.8	3.7	4.0	3.0	2.0	3.7	8.8
2028	3.7	3.6	4.0	3.2	2.0	3.6	8.9
2029	3.7	3.6	4.0	3.3	2.1	3.6	8.9
5-year average[1]	3.9	3.7	4.1	3.1	2.0	3.8	8.9
1The five-year average is calculated over a projected period of 20 quarters from 1Q25 to 4Q29.
2For mainland China, the rate shown is the Loan Prime Rate.

HSBC Holdings plc Annual Report on Form 20-F	181

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.3	1.0	2.6	4.5	0.8	3.7	1.9
2025	1.2	1.8	2.7	4.4	1.5	4.0	2.2
2026	1.7	2.1	2.6	4.3	1.6	3.8	2.3
2027	1.6	2.0	2.6	3.8	1.5	3.4	2.4
2028	1.6	2.0	2.6	3.9	1.5	3.4	2.4
5-year average[1]	1.3	1.8	2.6	4.2	1.4	3.6	2.2
Unemployment rate (%)
2024	4.7	4.3	3.0	5.2	7.5	2.6	2.9
2025	4.6	4.2	3.0	5.1	7.3	2.6	2.9
2026	4.3	4.0	3.2	5.1	7.0	2.6	2.9
2027	4.2	4.0	3.2	5.1	6.8	2.6	2.9
2028	4.2	4.0	3.2	5.1	6.8	2.6	2.9
5-year average[1]	4.4	4.1	3.1	5.1	7.1	2.6	2.9
House prices (annual average growth rate, %)
2024	(5.5)	2.9	(6.6)	(0.6)	(1.0)	12.6	6.5
2025	0.1	2.7	(0.7)	1.1	2.4	7.7	4.2
2026	3.5	3.1	2.6	2.6	4.0	4.4	4.2
2027	3.0	2.7	2.8	4.0	4.4	2.6	4.0
2028	3.0	2.1	3.0	4.5	4.0	2.3	4.0
5-year average[1]	0.8	2.7	0.2	2.3	2.8	5.9	4.6
Inflation (annual average growth rate,%)
2024	3.2	2.7	2.1	1.8	2.7	2.3	4.2
2025	2.2	2.2	2.1	2.0	1.8	2.2	3.6
2026	2.2	2.3	2.2	2.1	1.7	2.1	3.5
2027	2.3	2.2	2.4	2.0	1.9	2.1	3.5
2028	2.3	2.2	2.4	2.0	2.1	2.1	3.5
5-year average[1]	2.4	2.3	2.2	2.0	2.0	2.1	3.7
Central bank policy rate (annual average, %)
2024	5.0	5.0	5.4	3.2	3.6	5.1	10.4
2025	4.3	4.0	4.4	3.3	2.8	4.1	8.6
2026	3.9	3.7	4.1	3.5	2.6	3.7	7.9
2027	3.8	3.7	4.1	3.7	2.6	3.7	7.9
2028	3.7	3.8	4.1	3.9	2.7	3.8	8.1
5-year average[1]	4.1	4.1	4.4	3.5	2.9	4.1	8.6
1The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.
2For mainland China, the rate shown is the Loan Prime Rate. In prior periods, including the 4Q23 disclosure, the reference rate shown for mainland China was the
Lending Rate.
The graphs compare the Central scenario at the year end 2023 with economic expectations at the end of 2024.
GDP growth: Comparison of Central scenarios

Hong Kong

8
7
6
5
4
3
2
1
0
-1
2024
2025
2026
2027
2028
2029
4Q23 Central
4Q24 Central

4Q23 Central 5Y Average: 2.6%
4Q24 Central 5Y Average: 2.6%

Note: Real GDP shown as year-on-year percentage change.

Mainland China

8
7
6
5
4
3
2
1
0
-1
2024
2025
2026
2027
2028
2029
4Q23 Central
4Q24 Central

4Q23 Central 5Y Average: 4.2%
4Q24 Central 5Y Average: 3.9%

Note: Real GDP shown as year-on-year percentage change.

182	HSBC Holdings plc Annual Report on Form 20-F
Risk review

UK

5
4
3
2
1
0
-1
2024
2025
2026
2027
2028
2029
4Q23 Central
4Q24 Central

4Q23 Central 5Y Average: 1.3%
4Q24 Central 5Y Average: 1.5%

Note: Real GDP shown as year-on-year percentage change.

US

5
4
3
2
1
0
-1
2024
2025
2026
2027
2028
2029
4Q23 Central
4Q24 Central

4Q23 Central 5Y Average: 1.8%
4Q24 Central 5Y Average: 1.8%

Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It also incorporates a faster fall in the rate of inflation than in the Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include only limited increases in tariffs and a faster fall in the rate of inflation that allows central banks to reduce interest rates more quickly. The Upside scenario would also be consistent with a de-escalation in geopolitical tensions, where the Russia-Ukraine war moves quickly towards a conclusion, tensions in the Middle East subside and US-China relations become more cordial.
The following tables describe key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.3	(4Q29)	13.6	(4Q29)	21.4	(4Q29)	27.5	(4Q29)	8.9	(4Q29)	28.9	(4Q29)	13.6	(4Q29)
Unemployment rate (%, min)[2]	3.5	(3Q26)	3.6	(1Q26)	2.9	(4Q29)	4.9	(4Q26)	6.4	(4Q26)	2.2	(4Q26)	3.0	(1Q25)
House price index (%, start-to-peak)[1]	24.2	(4Q29)	23.6	(4Q29)	25.3	(4Q29)	9.8	(4Q29)	22.8	(4Q29)	26.1	(4Q29)	31.7	(4Q29)
Inflation rate (YoY % change, min)[3]	1.4	(1Q26)	1.6	(2Q26)	(0.1)	(4Q25)	(1.0)	(4Q25)	0.1	(4Q25)	0.6	(4Q25)	3.1	(2Q26)
Central bank policy rate (%, min)[2]	3.6	(4Q25)	3.6	(1Q29)	4.0	(1Q29)	2.7	(1Q26)	1.4	(3Q25)	3.6	(1Q29)	7.6	(1Q26)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy interest rate in the scenario. For mainland China, rate shown is the Loan Prime Rate.
3Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Upside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	14.3	(4Q28)	21.8	(4Q28)	30.4	(4Q28)	10.4	(4Q28)	30.7	(4Q28)	17.8	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	3.1	(2Q25)	2.4	(3Q24)	4.8	(4Q25)	6.2	(4Q25)	2.0	(4Q25)	2.4	(3Q24)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	21.9	(4Q28)	17.9	(4Q28)	19.7	(4Q28)	19.6	(4Q28)	34.2	(4Q28)	30.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.4	(1Q25)	0.3	(4Q24)	0.6	(3Q24)	1.5	(3Q24)	1.4	(1Q25)	2.7	(1Q25)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	3.7	(2Q27)	4.1	(1Q27)	3.1	(3Q24)	2.6	(2Q26)	3.7	(1Q27)	7.8	(2Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy interest rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate. In prior periods, including the
4Q23 disclosure, the reference rate shown for mainland China was the Lending Rate.
3Lowest projected year-on-year percentage change in inflation in the scenario.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. These include a more material escalation of tariff policies and geopolitical tensions, which disrupt key commodity and goods markets, causing inflation and interest rates to rise, and creating a global recession.
As the geopolitical environment remains volatile and complex, risks include:
–an increase in protectionist policies, as countries that impose tariffs are met with retaliatory actions. This lowers investment, complicates international supply chains, and impedes trade flows;
–broader and more prolonged conflicts in the Middle East and between Russia and Ukraine, which further disrupt energy and food supplies; and
–continued differences between the US and China, which could affect economic confidence, and the global goods trade and supply chains for critical technologies.
High inflation and higher interest rates also remain key risks. Should tariffs increase significantly and geopolitical tensions escalate, energy and food prices could rise and increase pressure on household budgets and firms’ costs. Higher inflation and labour supply shortages could also trigger a wage-price spiral and put sustained pressure on household incomes and corporate margins. In turn, it raises the risk that central banks react by raising interest rates, leading to higher defaults and an economic recession.

HSBC Holdings plc Annual Report on Form 20-F	183
The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario. In this scenario, GDP declines, unemployment rates rise, and asset prices fall. The scenario features an increase in tariffs over and above those assumed in the Central scenario and an escalation of geopolitical tensions, which causes a rise in inflation, as supply chain constraints intensify and energy prices rise. The scenario also features a temporary increase in interest rates above the Central scenario, before the effects of weaker consumption demand begin to dominate and commodity prices and inflation fall again.
The following tables describe key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(4Q26)	(0.6)	(3Q25)	(4.5)	(4Q25)	(2.5)	(3Q25)	(0.6)	(1Q26)	0.3	(1Q25)	(2.1)	(4Q26)
Unemployment rate (%, max)[2]	6.1	(4Q25)	5.3	(3Q25)	5.1	(2Q26)	6.9	(4Q26)	8.3	(3Q25)	3.4	(1Q26)	4.1	(4Q25)
House price index (%, start-to- trough)[1]	(4.5)	(1Q26)	(0.2)	(1Q25)	(1.9)	(2Q26)	(12.8)	(3Q26)	(0.3)	(1Q25)	(0.4)	(1Q25)	2.1	(1Q25)
Inflation rate (YoY % change, max)[3]	3.4	(4Q25)	4.5	(1Q26)	3.1	(1Q26)	2.0	(1Q26)	2.6	(3Q25)	2.8	(1Q26)	7.4	(4Q25)
Central bank policy rate (%, max)[2]	5.0	(1Q25)	4.8	(1Q25)	5.2	(1Q25)	3.0	(1Q25)	3.2	(1Q25)	4.8	(1Q25)	11.5	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy interest rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(1.4)	(3Q24)	(1.6)	(3Q25)	(1.5)	(1Q24)	(0.3)	(2Q24)	1.4	(1Q24)	(0.3)	(4Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	5.6	(4Q24)	4.7	(4Q25)	6.9	(4Q25)	8.5	(4Q24)	3.7	(4Q25)	3.5	(4Q25)
House price index (%, start-to- trough)[1]	(12.0)	(2Q25)	(1.3)	(3Q24)	(9.6)	(4Q24)	(7.1)	(3Q25)	(1.2)	(3Q24)	0.3	(1Q24)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.5	(4Q24)	3.8	(3Q24)	3.5	(4Q24)	3.8	(2Q24)	3.0	(1Q24)	6.5	(4Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	5.6	(1Q24)	6.0	(1Q24)	3.2	(3Q24)	4.2	(1Q24)	5.7	(1Q24)	12.0	(3Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy interest rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate. In prior periods, including the 4Q23 disclosure, the reference rate shown for mainland China was the Lending Rate.
3The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including significant increases in tariffs globally, where the US imposes particularly high and punitive tariffs on imports from mainland China and Mexico. A further escalation of geopolitical crises is also assumed, which creates severe supply disruptions to goods and energy markets.
In the scenario, as inflation surges and central banks tighten monetary policy further, consumer and business confidence falls. However, this impulse is assumed to be short-lived, as recession takes hold, causing a fall in demand, leading commodity prices to correct sharply and global price inflation to fall.
The following tables describe key macroeconomic variables in the
Downside 2 scenario.

Downside 2 scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(9.1)	(2Q26)	(4.1)	(2Q26)	(10.1)	(4Q25)	(8.7)	(4Q25)	(7.9)	(2Q26)	(6.8)	(2Q26)	(10.5)	(3Q26)
Unemployment rate (%, max)[2]	8.4	(2Q26)	9.3	(2Q26)	7.1	(1Q26)	7.1	(4Q26)	10.4	(1Q27)	5.0	(3Q25)	5.6	(1Q26)
House price index (%, start-to- trough)[1]	(27.2)	(4Q26)	(15.8)	(4Q25)	(34.4)	(3Q27)	(30.5)	(4Q26)	(14.0)	(2Q27)	(13.2)	(2Q27)	2.0	(1Q25)
Inflation rate (YoY % change, max)[3]	10.1	(2Q25)	4.9	(4Q25)	3.6	(1Q26)	3.8	(4Q25)	7.6	(2Q25)	3.7	(2Q25)	7.9	(4Q25)
Central bank policy rate (%, max)[2]	5.5	(1Q25)	5.5	(1Q25)	5.9	(1Q25)	3.5	(3Q25)	4.2	(1Q25)	5.6	(1Q25)	12.1	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment or policy interest rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3 The highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(4.6)	(1Q25)	(8.2)	(1Q25)	(6.4)	(1Q25)	(6.6)	(1Q25)	(4.9)	(2Q25)	(8.1)	(2Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	9.3	(2Q25)	6.4	(4Q24)	7.0	(4Q25)	10.2	(4Q25)	4.3	(3Q24)	4.9	(2Q25)
House price index (%, start-to- trough)[1]	(30.2)	(4Q25)	(14.7)	(4Q24)	(32.8)	(3Q26)	(25.5)	(4Q25)	(14.5)	(2Q26)	(2.9)	(4Q25)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	4.8	(2Q24)	4.1	(3Q24)	4.1	(4Q24)	8.6	(2Q24)	3.5	(2Q24)	7.0	(4Q24)
Central bank policy rate (%, max)[2]	6.0	(1Q24)	6.1	(1Q24)	6.4	(1Q24)	4.1	(3Q24)	5.2	(1Q24)	6.1	(1Q24)	12.7	(3Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment or policy interest rate in the scenario. For mainland China, rate shown is the Loan Prime Rate. In prior periods, including the
4Q23 disclosure, the reference rate shown for mainland China was the Lending Rate.
3 The highest projected year-on-year percentage change in inflation in the scenario.

184	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

Hong Kong

12
8
4
0
-4
-8
-12
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Mainland China

12
8
4
0
-4
-8
-12
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

UK

6
4
2
0
-2
-4
-6
-8
-10
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

US

6
4
2
0
-2
-4
-6
-8
-10
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Scenario weighting
Scenario weightings are calibrated to probabilities that are determined with reference to consensus forecast probability distributions.
Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic and geopolitical risk. Management’s view of the scenarios and the probability distribution takes into consideration the relationship of the consensus scenario to both internal and external assessments of risk.
In assessing the economic environment and the level of risk and uncertainty, management has considered both global and country-
specific factors.
In the fourth quarter of 2024, key considerations around uncertainty focused on:
–US import tariffs and bilateral tariff escalations globally, and the impact on trade and manufacturing supply chains;
–the extent and success of mainland China in deploying fiscal and monetary support to secure economic growth and underpin a
recovery in the real estate market;
–prospects for recovery in the Hong Kong residential property market;
–the implications of changes to monetary policy expectations on growth and employment;
–estimation and forecast uncertainty for UK unemployment given ongoing methodology updates at the Office for National Statistics;
and
–risks of an asset price correction given elevated valuations across different asset classes.
Although these factors are significant, management assessed that following the tariff-based adjustment, the Central scenario reflected the most likely future economic outcome and that outer scenarios were sufficiently well calibrated to address the crystallisation of more severe risks.
This led management to assign scenario probabilities that are aligned to the standard scenario probability calibration framework in all major markets. The Central scenario was assigned a 75% probability weighting in our major markets. The consensus Upside scenario was assigned a 10% weighting, and the consensus Downside scenario was given 10%. The Downside 2 was assigned a 5% weighting.
In support of the decision, it was noted that the effect of higher tariffs would be most negative in mainland China and Hong Kong, as it would limit trade growth (a significant growth driver in 2024)
substantially and lead to weaker domestic demand. The adjustment to the Central scenario reflected this assumption.
In the UK, tariffs have a small direct impact on GDP growth forecasts in the Central scenario, but indirect effects would be larger through weaker trade and lower global growth. The outlook also remains weak given the only partially offsetting impacts from measures announced in the 2024-25 Budget and higher US interest rates.
For the US, the Central scenario reflects expectations that economic growth will slow in 2025 as households and businesses adjust to higher inflation, lower labour supply and elevated interest rates.

HSBC Holdings plc Annual Report on Form 20-F	185
The impact from tariffs is minimal for the UAE, as trade with the US is small, but it is assumed to be affected through secondary channels, including a stronger US dollar and higher interest rates. It was also observed that geopolitical risks have remained high since the outbreak of conflict in the Middle East, but economic and market impacts have been limited and oil production remains unaffected.
Escalation risks were assessed to be consistent with the probabilities assigned to the Downside scenario.
Management concluded that Mexico is likely to be one of the most heavily affected countries from US tariff policies and that the impacts are reflected in the scenarios. GDP growth forecasts in the Central scenario are lower than in previous periods, and inflation and interest rates are higher, in part due to an expected deprecation of the
Mexican peso.
In France, recent domestic political uncertainty is the main factor weighing on reduced growth prospects, and as with other European markets, there are also assumed to be negative impacts stemming from higher US tariffs.
The following tables describe the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
4Q24
Upside scenario	10	10	10	10	10	10	10	10	10
Central scenario	75	75	75	75	75	75	75	75	75
Downside scenario	10	10	10	10	10	10	10	10	10
Downside 2 scenario	5	5	5	5	5	5	5	5	5

4Q23
Upside scenario	10	10	10	10	10	10	10	10	10
Central scenario	75	75	75	75	75	75	75	75	75
Downside scenario	10	10	10	10	10	10	10	10	10
Downside 2 scenario	5	5	5	5	5	5	5	5	5
At 31 December 2024, the consensus Upside and Central scenarios for all markets had a combined weighting of 85%, unchanged as at
31 December 2023. Weightings assigned to downside scenarios also remained unchanged.
Critical estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 31 December 2024. These included:
–the selection and configuration of economic scenarios, given the constant change in economic conditions and distribution of
economic risks; and
–estimating the economic effects of those scenarios on ECL, where similar observable historical conditions cannot be captured by the credit risk models.
How economic scenarios are
reflected in ECL calculations
Models are used to reflect economic scenarios in ECL estimates. As described above, modelled assumptions and linkages based on historical information could not alone produce relevant information under the conditions experienced in 2024, and management judgemental
adjustments were still required to support modelled outcomes.
We have developed globally consistent methodologies for the
application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk. These standard approaches are described below, followed by the management judgemental
adjustments made, including those to reflect the circumstances experienced in 2024.
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
For impaired loans, allowance for ECL estimates are derived based on discounted cash flow (‘DCF’) calculations for internal forward-looking scenarios specific to individual borrower circumstances (see page
381). Probability-weighted outcomes are applied, and depending on materiality and status of the borrower, the number of scenarios considered will change. Where relevant for the case being assessed, forward economic guidance is incorporated as part of these scenarios.
LGD-driven proxy and modelled estimates are used for certain less material cases.
For our retail portfolios, the models are predominantly based on historical observations and correlations with default rates and collateral values.
For PD, the impact of economic scenarios is modelled for each portfolio, using historical relationships between default rates and macroeconomic variables. These are included within IFRS 9 ECL estimates using either economic response models or models that contain internal, external and macroeconomic variables. The
macroeconomic impact on PD is modelled over the period equal to the remaining maturity of the assets.
For LGD, the impact is modelled for mortgage portfolios by
forecasting future loan-to-value profiles for the remaining maturity of the asset, using national level house price index forecasts and applying the corresponding LGD expectation relative to the updated forecast collateral values.
For unsecured retail portfolios historically observed recovery rates are leveraged to measure loss. For both mortgages and unsecured, a limited number of portfolios utilise a macroeconomic dependent stressed LGD applied to the Downside 2 scenario.
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
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.

186	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Management judgemental adjustments are reviewed under the
governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 169). Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management
judgemental adjustments to be reviewed regularly and, where
possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
In addition to management judgemental adjustments there are also
‘Other adjustments’, which are made to address process limitations and data/model deficiencies and can also include, where appropriate, the impact of new models where governance has sufficiently
progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
‘Management judgemental adjustments’ and ‘Other adjustments’
constitute the total value of adjustments to modelled allowance for
ECL. For the wholesale portfolio, defaulted exposures are assessed individually and management judgemental adjustments are made only to the performing portfolio.
At 31 December 2024, there was a $0.6bn reduction in management judgemental adjustments compared with 31 December 2023. This was driven by retail due to reductions in economic uncertainty, primarily in the UK and Asia, and model redevelopments which captured macro-economic risks more effectively.
Management judgemental adjustments made in estimating the
scenario-weighted reported allowance for ECL at 31 December 2024 are set out in the following table.

Management judgemental adjustments to ECL at 31 December 2024[1]
	Retail	Wholesale[2]	Total
	$bn	$bn	$bn
Modelled ECL (A)[3]	2.6	2.0	4.6
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.1	0.1
Inflation related adjustments	0.0		0.0
Other credit judgements	0.0		0.0
Total management judgemental adjustments (B)[4]	0.0	0.1	0.1
Other adjustments (C)[5]	(0.0)	0.1	0.1
Final ECL (A + B + C)[6]	2.6	2.2	4.8

Management judgemental adjustments to ECL at 31 December 2023[1,7]
	Retail	Wholesale[2]	Total
	$bn	$bn	$bn
Modelled ECL (A)[3]	2.6	2.4	5.0
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.1	0.1
Inflation-related adjustments	0.1		0.1
Other credit judgements	0.5		0.5
Total management judgemental adjustments (B)[4]	0.6	0.1	0.7
Other adjustments (C)[5]	(0.0)	0.0	0.0
Final ECL (A + B + C)[6]	3.2	2.5	5.7
1Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations and data/model deficiencies and can also include where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported
ECL.
6As presented within our internal credit risk governance (see page 169).
731 December 2023 includes the Canada, Argentina, Armenia and Oman businesses and retail banking operations in France.
Management judgemental adjustments at 31 December 2024 were
an increase to allowance for ECL of $0.1bn for the wholesale portfolio and $0.0bn for the retail portfolio.
At 31 December 2024, wholesale management judgemental
adjustments were an increase to allowance for ECL of $0.1bn
(31 December 2023: $0.1bn increase). These were mainly to
corporate exposures to reflect heightened uncertainty in specific sectors and geographies, including offsetting adjustments to the real estate sector in mainland China, Hong Kong and the US, and
adjustments to exposures to the automotive and industrial sectors in
Germany.
At 31 December 2024, retail management judgemental adjustments to allowance for ECL were $0.0bn (31 December 2023 $0.6bn). The reduction in adjustments compared with 31 December 2023 for
inflation-related adjustments was primarily due to the reduction of inflation related risk in the UK and the sale of the Canadian banking business. Other credit judgements decreased due to reductions in economic uncertainty, primarily in the UK and Asia, and model redevelopments which captured macro-economic risks more
effectively.
Economic scenarios sensitivity
analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the allowance for ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting allowances.

HSBC Holdings plc Annual Report on Form 20-F	187
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
macroeconomic assumptions.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	Reported Gross carrying amount[4]	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 Dec 2024	$m	$m	$m	$m	$m	$m
UK	432,160	717	667	526	850	2,389
US	202,888	216	201	205	247	461
Hong Kong	450,966	659	616	465	906	1,496
Mainland China	137,960	178	141	84	329	886
Mexico	34,713	69	61	46	86	302
UAE	58,909	51	49	40	58	120
France	184,591	82	80	69	97	125
Other geographies[5]	455,823	234	216	176	304	774
Total	1,958,010	2,205	2,031	1,612	2,877	6,555
of which:
Stage 1	1,830,264	689	632	494	797	803
Stage 2	127,746	1,516	1,399	1,118	2,080	5,751

By geography at 31 Dec 2023
UK	426,427	820	754	599	1,041	2,487
US	191,104	215	199	189	268	441
Hong Kong	447,480	609	566	433	807	1,393
Mainland China	129,945	258	217	142	414	945
Canada[5]	84,092	89	75	56	107	487
Mexico	30,159	60	56	46	73	226
UAE	52,074	32	32	30	34	40
France	178,827	98	102	90	124	141
Other geographies[5,7]	450,271	325	298	245	410	882
Total	1,990,378	2,507	2,301	1,829	3,278	7,043
of which:
Stage 1	1,820,843	754	702	553	860	854
Stage 2	169,535	1,753	1,599	1,276	2,418	6,189
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 200.
4Staging refers only to probability-weighted/reported gross carrying amount. Stage allocation of gross exposures varies by scenario, with higher allocation to stage
2 under the Downside 2 scenario.
5Includes small portfolios that use less complex modelling approaches and are not sensitive to macroeconomic changes.
6Classified as held for sale at 31 December 2023.
7Includes the Argentina and Armenia businesses, which were sold in 2024.

188	HSBC Holdings plc Annual Report on Form 20-F
Risk review

At 31 December 2024, the highest level of 100% scenario-weighted allowance for ECL was observed in the UK and Hong Kong under the
Downside 2 scenario, driven primarily by a larger exposure to those geographies, namely in the real estate sector. In relation to the underlying exposure, mainland China and Mexico have the higher
Downside 2 ECL coverage, mostly due to the relatively larger proportion of higher risk exposures in those geographies.
Compared with 31 December 2023, the Downside 2 ECL impact
reduced by $0.5bn mostly due to the sale of the Canada business while observing offsetting impacts driven by updates to our forward economic scenarios.
In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the sensitivity of the allowance for ECL is lower in relation to its nominal amount, when compared with an on-balance sheet exposure with a similar risk profile.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 Dec 2024	$m	$m	$m	$m	$m	$m
UK
Mortgages	163,541	126	117	107	132	288
Credit cards	7,415	280	275	265	276	447
Other	8,249	241	233	217	243	351
Mexico
Mortgages	7,482	165	162	155	168	215
Credit cards	2,227	337	333	330	338	423
Other	3,722	419	416	413	422	593
Hong Kong
Mortgages	106,866	5	5	4	5	10
Credit cards	9,419	293	275	268	300	770
Other	6,210	106	102	101	105	249
UAE
Mortgages	1,993	8	8	8	8	8
Credit cards	536	31	31	31	31	35
Other	688	17	17	17	17	19
US
Mortgages	16,965	6	6	6	6	8
Credit cards	193	15	14	14	15	17
Other geographies
Mortgages	51,064	131	127	124	136	180
Credit cards	3,500	162	159	156	164	223
Other	2,292	72	72	69	73	93
Total	392,361	2,413	2,351	2,285	2,440	3,928
of which: mortgages	347,910	440	425	405	456	708
Stage 1	311,875	51	47	43	58	129
Stage 2	33,761	126	117	107	129	275
Stage 3	2,274	263	261	255	269	304
of which: credit cards	23,290	1,116	1,086	1,064	1,124	1,915
Stage 1	19,915	276	267	258	284	701
Stage 2	3,107	655	634	621	656	1,027
Stage 3	267	185	185	185	185	188
of which: others	21,161	856	839	816	860	1,305
Stage 1	18,574	216	204	193	217	532
Stage 2	2,005	360	355	343	363	483
Stage 3	583	279	279	279	279	290

HSBC Holdings plc Annual Report on Form 20-F	189

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 Dec 2023	$m	$m	$m	$m	$m	$m
UK
Mortgages	161,127	189	180	172	201	334
Credit cards	7,582	344	340	302	353	486
Other	8,183	341	333	273	383	515
Mexico
Mortgages	8,666	188	180	150	235	363
Credit cards	2,445	295	286	206	376	489
Other	4,529	513	503	426	600	731
Hong Kong
Mortgages	106,136	2	2	1	3	5
Credit cards	9,128	287	239	214	395	887
Other	6,269	109	100	88	124	256
UAE
Mortgages	2,001	25	25	25	25	25
Credit cards	471	24	24	22	25	32
Other	721	20	20	19	21	28
France
Mortgages	20,589	50	50	50	51	51
Other	1,328	44	44	43	45	48
US
Mortgages	14,385	8	4	3	4	10
Credit cards	204	15	15	10	15	16
Canada
Mortgages	25,464	67	65	64	70	99
Credit cards	338	13	13	12	16	15
Other	1,368	13	13	12	14	33
Other geographies
Mortgages	55,368	152	149	144	158	198
Credit cards	3,655	173	166	151	202	291
Other	2,416	91	86	83	95	137
Total	442,373	2,962	2,835	2,471	3,411	5,049
of which: mortgages	393,736	681	655	609	747	1,085
Stage 1	347,874	101	92	77	145	303
Stage 2	43,451	264	249	225	280	429
Stage 3	2,412	316	314	307	322	352
of which: credit cards	23,822	1,150	1,082	918	1,381	2,217
Stage 1	18,557	249	232	180	329	604
Stage 2	4,953	707	657	546	859	1,415
Stage 3	312	193	193	192	194	197
of which: others	24,815	1,131	1,098	944	1,283	1,748
Stage 1	19,551	218	205	151	272	501
Stage 2	4,542	540	519	423	636	868
Stage 3	722	373	373	370	375	379
1Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2Included balances and allowance for ECL which had been reclassified from ‘loans and advances to customers’ to ‘assets held for sale’ in the balance sheet at
31 December 2023. This also included any balances and allowance for ECL which continued to be reported as personal lending in ‘loans and advances to customers’ that are in accordance with the basis of inclusion for retail sensitivity analysis. This includes the Canada, Argentina businesses and retail banking operations in France.
At 31 December 2024, the most significant level of allowance for ECL sensitivity was observed in the UK, Mexico and Hong Kong. Mortgages reflected the lowest level of allowance for ECL sensitivity across most markets given the significant levels of collateral relative to the exposure values. Credit cards and other unsecured lending across stages 1 and 2 are more sensitive to economic forecasts and therefore reflected the highest level of allowance for ECL sensitivity during 2024.
There was a reduction in the total sensitivity for ECL allowance in all scenarios compared with 31 December 2023, due to banking portfolio sales, reduction of management judgemental adjustments, model redevelopments and scenario evolution.
There is limited sensitivity in credit cards and other unsecured lending in stage 3 as levels of loss on defaulted exposures remain consistent through various economic conditions. The Downside 2 scenario is from the tail of the economic distribution where allowance for ECL is more sensitive based on historical experience and includes a macroeconomic-dependent stressed LGD for a limited number of portfolios.
The reported gross carrying amount by stage is representative of the weighted scenario allowance for ECL. The allowance for ECL
sensitivity to the other scenarios includes changes in allowance for
ECL due to the levels of loss and the migration of additional lending balances in or out of stage 2.

190	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts.
Based upon the sensitivity tables presented above, if the Group allowance for ECL balance was estimated solely on the basis of the Central scenario,
Downside scenario or the Downside 2 scenario at 31 December 2024, it would increase/(decrease) as presented in the below table.

Total Group ECL at 31 December 2024
	Retail[1]	Wholesale[1]
	$bn	$bn
Reported allowance for ECL	2.4	2.2
Scenarios
100% Consensus Central scenario	(0.1)	(0.2)
100% Consensus Upside scenario	(0.1)	(0.6)
100% Consensus Downside scenario	0.0	0.7
100% Downside 2 scenario	1.5	4.3

Total Group ECL at 31 December 2023
Reported allowance for ECL	3.0	2.5
Scenarios
100% Consensus Central scenario	(0.1)	(0.2)
100% Consensus Upside scenario	(0.5)	(0.7)
100% Consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	2.1	4.5
1On the same basis as retail and wholesale sensitivity analysis.
At 31 December 2024, the Group allowance for ECL decreased in the retail portfolio by $0.6bn and decreased by $0.3bn in the wholesale portfolio, compared with 31 December 2023.
There was also a reduction in allowance for ECL sensitivity across all scenarios within the retail and wholesale portfolios since
31 December 2023, primarily as a result of the sale of our Canada banking business, the sale of our retail banking operations in France, and various other business sales during the first half of 2024.
For the wholesale portfolio this was the main driver of the decrease in
Downside 2 ECL sensitivity.
For the retail portfolios the ECL sensitivity decrease across all scenarios including the Downside 2 was also primarily due to the reduction of management judgemental adjustments, model
redevelopments and scenario evolution.

Reconciliation from reported exposure and ECL to sensitised exposure and weighted ECL
	Wholesale		Retail		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m
Included in sensitivity analysis	1,958,010	(2,205)	392,361	(2,413)	2,350,371	(4,618)
– Exclusions from sensitivity as described in the section above[1]	20,409	(5,419)	309,178	(124)	329,587	(5,543)
– Debt instruments measured at fair value through other comprehensive income[2]	(346,124)	54	—	—	(346,124)	54
– Performance guarantees[2]	(92,722)	311	—	—	(92,722)	311
– Other financial assets at amortised cost not presented as wholesale or personal lending, including held for sale[2]	(568,668)	141	(130)	—	(568,798)	141
– Other[3]	5,978	(441)	498	(9)	6,476	(450)
As reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2024	976,883	(7,559)	701,907	(2,546)	1,678,790	(10,105)
Other financial assets at amortised cost					828,580	(92)
Total reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2024					2,507,370	(10,197)

HSBC Holdings plc Annual Report on Form 20-F	191

Reconciliation from reported exposure and ECL to sensitised exposure and weighted ECL (continued)
	Wholesale		Retail		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m
Included in sensitivity analysis	1,990,378	(2,507)	442,373	(2,962)	2,432,751	(5,469)
– Exclusions from sensitivity as described in the section above[1]	17,024	(6,237)	308,569	(93)	325,593	(6,330)
– Debt instruments measured at fair value through other comprehensive income[2]	(302,348)	97	—	—	(302,348)	97
– Performance guarantees[2]	(93,312)	35	—	—	(93,312)	35
– Other financial assets at amortised cost not presented as wholesale or personal lending, including held for sale[2]	(579,534)	93	(41,129)	174	(620,663)	267
– Other[3]	2,704	(84)	(4,175)	(11)	(1,471)	(95)
As reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2023	1,034,912	(8,603)	705,638	(2,892)	1,740,550	(11,495)
Other financial assets at amortised cost					960,271	(422)
Total reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2023					2,700,821	(11,917)
1Comprises wholesale defaulted obligors, retail portfolios utilising less complex modelling approaches, private banking and insurance.
2The sensitivity analysis includes certain items reported in Other assets at amortised cost, which are not allocated to an industry in the credit tables. It also includes FVOCI and performance guarantees, which are presented separately in the credit tables.
3Includes FX and other operational variances.

Reconciliations of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the
Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees.
In addition, a reconciliation by stage of the Group’s gross carrying amount and allowances for loans and advances to banks and
customers and a reconciliation by stage of the Group’s nominal amount and allowances for loan commitments and financial
guarantees, were included in this section following adoption of the recommendations of the third report from The Taskforce on
Disclosures about Expected Credit Losses (‘DECL’).
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

192	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
Transfers of financial instruments:	(19,629)	(1,259)	6,652	2,302	12,977	(1,043)	—	—	—	—
–transfers from stage 1 to stage 2	(116,211)	419	116,211	(419)	—	—	—	—	—	—
–transfers from stage 2 to stage 1	98,731	(1,627)	(98,731)	1,627	—	—	—	—	—	—
– transfers to stage 3	(2,799)	16	(12,230)	1,321	15,029	(1,337)	—	—	—	—
– transfers from stage 3	650	(67)	1,402	(227)	(2,052)	294	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	959	—	(831)	—	(144)	—	—	—	(16)
Changes due to modifications not derecognised	—	—	—	—	(25)	—	—	—	(25)	—
Net new and further lending/repayments	87,833	(168)	(37,731)	589	(5,246)	1,689	7	(7)	44,863	2,103
Changes to risk parameters – credit quality	—	363	—	(1,773)	—	(3,945)	—	(11)	—	(5,366)
Changes to models used for ECL calculation	—	68	—	(4)	—	(20)	—	—	—	44
Assets written off	—	—	—	—	(4,459)	4,459	—	—	(4,459)	4,459
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others[1,2,3]	(75,322)	105	(6,107)	145	(223)	(81)	1	(3)	(81,651)	166
At 31 Dec 2024	1,489,687	(1,232)	115,898	(2,674)	23,823	(6,148)	93	(51)	1,629,501	(10,105)
ECL income statement change for the period		1,222		(2,019)		(2,420)		(18)		(3,235)
Recoveries										260
Others										(158)
Total ECL income statement change for the period										(3,133)
1Total includes $3.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $46m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.
2Total includes $35.3bn of nominal amount and $21m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
3Total includes $2.7bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Argentina during 2024.

	At 31 Dec 2024		12 months ended 31 Dec 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,629,501	(10,105)	(3,133)
Other financial assets measured at amortised cost	828,580	(92)	(114)
Non-trading reverse purchase agreement commitments	49,289	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(173)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,507,370	(10,197)	(3,420)
Debt instruments measured at FVOCI	346,124	(54)	6
Total allowance for ECL/total income statement ECL change for the period	n/a	(10,251)	(3,414)
As shown in the previous table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $1,390m during the period from
$11,495m at 31 December 2023 to $10,105m at 31 December 2024.
This decrease was driven by:
–$4,459m of assets written off;
–$2,103m relating to volume movements, which included the
allowance for ECL associated with new originations, assets
derecognised and further lending/repayment;
–foreign exchange and other movements of $166m; and
–$44m of changes to models used for ECL calculation.

HSBC Holdings plc Annual Report on Form 20-F	193
These were partly offset by:
–$5,366m relating to credit quality changes, including the credit quality impact of financial instruments transferring between stages; and
–$16m relating to the net remeasurement impact of stage
transfers.
The ECL charge for the period of $3,235m presented in the previous table consisted of $5,366m relating to credit quality changes, including the credit quality impact of financial instruments transferring between stages and $16m relating to the net remeasurement impact of stage transfers.
This was partly offset by $2,103m relating to underlying net book volume movement and $44m in changes to models used for ECL
calculation.
Summary views of the movement in wholesale and personal lending are presented on pages 203 and 215.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	1,433,643	(1,257)	177,223	(3,710)	21,207	(6,949)	129	(38)	1,632,202	(11,954)
Transfers of financial instruments:	(18,948)	(1,048)	10,286	2,228	8,662	(1,180)	—	—	—	—
– transfers from stage 1 to stage 2	(150,728)	442	150,728	(442)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	133,079	(1,467)	(133,079)	1,467	—	—	—	—	—	—
– transfers to stage 3	(1,986)	23	(8,600)	1,379	10,586	(1,402)	—	—	—	—
– transfers from stage 3	687	(46)	1,237	(176)	(1,924)	222	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	917	—	(973)	—	(124)	—	—	—	(180)
Net new and further lending/ repayments	77,693	(185)	(36,795)	661	(4,956)	1,117	(36)	3	35,906	1,596
Changes to risk parameters – credit quality	—	307	—	(1,262)	—	(3,896)	—	21	—	(4,830)
Changes to models used for ECL calculation	—	(22)	—	46	—	7	—	—	—	31
Assets written off	—	—	—	—	(3,922)	3,922	—	—	(3,922)	3,922
Credit-related modifications that resulted in derecognition	—	—	—	—	(119)	95	—	—	(119)	95
Foreign exchange and others[1]	4,417	(12)	2,370	(92)	(73)	(55)	(8)	(16)	6,706	(175)
At 31 Dec 2023	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
ECL income statement change for the period		1,017		(1,528)		(2,896)		24		(3,383)
Recoveries										268
Others	—	—	—	—	—	—	—	—	—	(195)
Total ECL income statement change for the period										(3,310)
1Total includes $7.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $70m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.

(Audited)
	At 31 Dec 2023		12 months ended 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,670,773	(11,495)	(3,310)
Other financial assets measured at amortised cost	960,271	(422)	(35)
Non-trading reverse purchase agreement commitments	69,777	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(44)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,700,821	(11,917)	(3,389)
Debt instruments measured at FVOCI	302,348	(97)	(58)
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,014)	(3,447)

194	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	920,863	(1,140)	122,307	(2,967)	19,275	(6,952)	81	(30)	1,062,526	(11,089)
Transfers of financial instruments:	(19,794)	(1,227)	7,344	2,259	12,450	(1,032)	—	—	—	—
– transfers from stage 1 to stage 2	(90,611)	404	90,611	(404)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	72,935	(1,580)	(72,935)	1,580	—	—	—	—	—	—
– transfers to stage 3	(2,559)	16	(11,512)	1,310	14,071	(1,326)	—	—	—	—
– transfers from stage 3	441	(67)	1,180	(227)	(1,621)	294	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	932	—	(801)	—	(144)	—	—	—	(13)
Changes due to modifications not derecognised	—	—	—	—	(25)	—	—	—	(25)	—
Net new and further lending/ repayments	52,439	(161)	(33,154)	570	(4,535)	1,606	7	(7)	14,757	2,008
Changes to risk parameters – credit quality	—	361	—	(1,724)	—	(3,873)	—	(11)	—	(5,247)
Changes to models used for ECL calculation	—	66	—	(18)	—	(20)	—	—	—	28
Assets written off	—	—	—	—	(4,459)	4,459	—	—	(4,459)	4,459
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others[1]	(27,236)	82	(3,051)	133	(89)	(86)	2	(3)	(30,374)	126
At 31 Dec 2024	926,272	(1,087)	93,446	(2,548)	22,617	(6,042)	90	(51)	1,042,425	(9,728)
ECL income statement change for the period		1,198		(1,973)		(2,431)		(18)		(3,224)
Recoveries										260
Others										(161)
Total ECL income statement change for the period										(3,125)
1Total includes $3.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $46m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers (continued)
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
1Total includes $7.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $70m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.

HSBC Holdings plc Annual Report on Form 20-F	195

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	575,942	(160)	30,777	(135)	1,524	(111)	4	—	608,247	(406)
Transfers of financial instruments:	165	(32)	(692)	43	527	(11)	—	—	—	—
– transfers from stage 1 to stage 2	(25,600)	15	25,600	(15)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	25,796	(47)	(25,796)	47	—	—	—	—	—	—
– transfers to stage 3	(240)	—	(718)	11	958	(11)	—	—	—	—
– transfers from stage 3	209	—	222	—	(431)	—	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	27	—	(30)	—	—	—	—	—	(3)
Net new and further lending/ repayments	35,394	(7)	(4,577)	19	(711)	83	—	—	30,106	95
Changes to risk parameters – credit quality	—	2	—	(49)	—	(72)	—	—	—	(119)
Changes to models used for ECL calculation	—	2	—	14	—	—	—	—	—	16
Foreign exchange and others[1,2]	(48,086)	23	(3,056)	12	(134)	5	(1)	—	(51,277)	40
At 31 Dec 2024	563,415	(145)	22,452	(126)	1,206	(106)	3	—	587,076	(377)
ECL income statement change for the period		24		(46)		11		—		(11)
Recoveries										—
Others										3
Total ECL income statement change for the period										(8)
1Total includes $35.3bn of nominal amount and $21m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
2Total includes $2.7bn of nominal amount  related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Argentina during 2024.

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	554,620	(148)	36,407	(192)	1,621	(98)	—	—	592,648	(438)
Transfers of financial instruments:	328	(68)	(964)	74	636	(6)	—	—	—	—
– transfers from stage 1 to stage 2	(41,970)	19	41,970	(19)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	42,424	(85)	(42,424)	85	—	—	—	—	—	—
– transfers to stage 3	(294)	1	(625)	12	919	(13)	—	—	—	—
– transfers from stage 3	168	(3)	115	(4)	(283)	7	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	58	—	(39)	—	(6)	—	—	—	13
Net new and further lending/ repayments	22,669	25	(4,726)	(24)	(723)	91	4	—	17,224	92
Changes to risk parameters – credit quality	—	(4)	—	30	—	(92)	—	—	—	(66)
Changes to models used for ECL calculation	—	(5)	—	18	—	—	—	—	—	13
Foreign exchange and others	(1,675)	(18)	60	(2)	(10)	—	—	—	(1,625)	(20)
At 31 Dec 2023	575,942	(160)	30,777	(135)	1,524	(111)	4	—	608,247	(406)
ECL income statement change for the period		74		(15)		(7)		—		52
Recoveries										—
Others										8
Total ECL income statement change for the period										60

196	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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
page 170.

Distribution of financial instruments by credit quality at 31 December 2024
(Audited)
	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	515,266	193,080	186,416	22,906	22,705	940,373	(9,715)	930,658
– personal	360,317	53,595	27,774	1,979	3,560	447,225	(2,524)	444,701
– corporate and commercial	114,504	118,785	138,705	20,224	18,466	410,684	(6,755)	403,929
– non-bank financial institutions	40,445	20,700	19,937	703	679	82,464	(436)	82,028
Loans and advances to banks held at amortised cost	92,621	4,255	5,040	134	2	102,052	(13)	102,039
Cash and balances at central banks	266,713	949	12	—	—	267,674	—	267,674
Hong Kong Government certificates of indebtedness	42,293	—	—	—	—	42,293	—	42,293
Reverse repurchase agreements – non-trading	155,831	70,877	25,799	42	—	252,549	—	252,549
Financial investments	146,970	3,681	3,331	—	—	153,982	(9)	153,973
Assets held for sale	2,425	458	367	1	22	3,273	(4)	3,269
Other assets	88,338	9,735	10,151	454	131	108,809	(79)	108,730
– endorsements and acceptances	2,101	2,663	3,090	243	10	8,107	(14)	8,093
– accrued income and other	86,237	7,072	7,061	211	121	100,702	(65)	100,637
Debt instruments measured at fair value through other comprehensive income[1]	336,313	9,448	7,768	380	—	353,909	(54)	353,855
Out-of-scope for IFRS 9 ECL
Trading assets	119,546	21,951	15,804	2,300	47	159,648	—	159,648
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	53,282	11,862	4,390	231	11	69,776	—	69,776
Derivatives	224,870	34,124	9,373	258	12	268,637	—	268,637
Assets held for sale	3,019	—	—	—	—	3,019	—	3,019
Total gross carrying amount on balance sheet	2,047,487	360,420	268,451	26,706	22,930	2,725,994	(9,874)	2,716,120
Percentage of total credit quality (%)	75.1	13.2	9.9	1.0	0.8	100
Loan and other credit-related commitments	400,120	131,396	77,220	9,670	961	619,367	(348)	619,019
Financial guarantees	7,365	4,263	4,399	723	248	16,998	(29)	16,969
In-scope: Irrevocable loan commitments and financial guarantees	407,485	135,659	81,619	10,393	1,209	636,365	(377)	635,988
Loan and other credit-related commitments	96,952	76,340	65,619	2,847	453	242,211	—	242,211
Performance and other guarantees	39,940	32,956	17,339	1,671	817	92,723	(312)	92,411
Out-of-scope: Revocable loan commitments and non-financial guarantees	136,892	109,296	82,958	4,518	1,270	334,934	(312)	334,622
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc Annual Report on Form 20-F	197

Distribution of financial instruments by credit quality at 31 December 2023
(Audited)
	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	497,665	206,476	197,582	28,532	19,354	949,609	(11,074)	938,535
– personal	346,562	62,656	32,314	2,485	3,505	447,522	(2,867)	444,655
– corporate and commercial	118,123	123,713	145,249	25,531	15,039	427,655	(7,803)	419,852
– non-bank financial institutions	32,980	20,107	20,019	516	810	74,432	(404)	74,028
Loans and advances to banks held at amortised cost	101,057	4,640	6,363	855	2	112,917	(15)	112,902
Cash and balances at central banks	284,723	1,068	77	—	—	285,868	—	285,868
Hong Kong Government certificates of indebtedness	42,024	—	—	—	—	42,024	—	42,024
Reverse repurchase agreements – non-trading	170,494	46,884	34,206	633	—	252,217	—	252,217
Financial investments	143,333	3,814	1,137	62	—	148,346	(20)	148,326
Assets held for sale	68,501	16,403	14,812	2,939	531	103,186	(324)	102,862
Other assets	106,184	11,982	9,965	366	133	128,630	(78)	128,552
– endorsements and acceptances	2,405	2,666	2,707	161	18	7,957	(18)	7,939
– accrued income and other	103,779	9,316	7,258	205	115	120,673	(60)	120,613
Debt instruments measured at fair value through other comprehensive income[1]	288,959	12,037	7,897	805	5	309,703	(97)	309,606
Out-of-scope for IFRS 9 ECL
Trading assets	122,695	20,595	20,746	1,326	135	165,497	—	165,497
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	52,649	11,517	4,733	84	6	68,989	—	68,989
Derivatives	196,098	27,377	6,041	187	11	229,714	—	229,714
Assets held for sale	12,495	—	—	—	—	12,495	—	12,495
Total gross carrying amount on balance sheet	2,086,877	362,793	303,559	35,789	20,177	2,809,195	(11,608)	2,797,587
Percentage of total credit quality (%)	74.3	12.9	10.8	1.3	0.7	100
Loan and other credit-related commitments	436,359	142,500	73,230	7,782	1,144	661,015	(367)	660,648
Financial guarantees	7,700	4,146	4,080	699	384	17,009	(39)	16,970
In-scope: Irrevocable loan commitments and financial guarantees	444,059	146,646	77,310	8,481	1,528	678,024	(406)	677,618
Loan and other credit-related commitments	92,509	77,891	61,462	3,896	377	236,135	—	236,135
Performance and other guarantees	39,784	32,231	19,445	1,853	964	94,277	(145)	94,132
Out-of-scope: Revocable loan commitments and non-financial guarantees	132,293	110,122	80,907	5,749	1,341	330,412	(145)	330,267
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

198	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	515,266	193,080	186,416	22,906	22,705	940,373	(9,715)	930,658
– stage 1	498,415	170,420	150,818	4,767	—	824,420	(1,078)	823,342
– stage 2	16,851	22,660	35,598	18,139	—	93,248	(2,546)	90,702
– stage 3	—	—	—	—	22,615	22,615	(6,040)	16,575
– POCI	—	—	—	—	90	90	(51)	39
Loans and advances to banks at amortised cost	92,621	4,255	5,040	134	2	102,052	(13)	102,039
– stage 1	92,528	4,226	4,981	117	—	101,852	(9)	101,843
– stage 2	93	29	59	17	—	198	(2)	196
– stage 3	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	702,570	85,700	39,660	497	153	828,580	(92)	828,488
– stage 1	702,373	85,032	38,977	239	—	826,621	(64)	826,557
– stage 2	197	668	683	258	—	1,806	(5)	1,801
– stage 3	—	—	—	—	153	153	(23)	130
– POCI	—	—	—	—	—	—	—	—
Loan and other credit-related commitments	400,120	131,396	77,220	9,670	961	619,367	(348)	619,019
– stage 1	398,779	125,956	67,949	4,547	—	597,231	(137)	597,094
– stage 2	1,341	5,440	9,271	5,123	—	21,175	(121)	21,054
– stage 3	—	—	—	—	958	958	(90)	868
– POCI	—	—	—	—	3	3	—	3
Financial guarantees	7,365	4,263	4,399	723	248	16,998	(29)	16,969
– stage 1	7,352	4,192	3,625	184	—	15,353	(8)	15,345
– stage 2	13	71	774	539	—	1,397	(5)	1,392
– stage 3	—	—	—	—	248	248	(16)	232
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2024	1,717,942	418,694	312,735	33,930	24,069	2,507,370	(10,197)	2,497,173
Debt instruments at FVOCI[1]
– stage 1	336,264	9,448	7,290	—	—	353,002	(31)	352,971
– stage 2	49	—	478	380	—	907	(23)	884
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2024	336,313	9,448	7,768	380	—	353,909	(54)	353,855

Loans and advances to customers at amortised cost	497,665	206,476	197,582	28,532	19,354	949,609	(11,074)	938,535
– stage 1	478,422	177,410	147,940	5,612	—	809,384	(1,130)	808,254
– stage 2	19,243	29,066	49,642	22,920	—	120,871	(2,964)	117,907
– stage 3	—	—	—	—	19,273	19,273	(6,950)	12,323
– POCI	—	—	—	—	81	81	(30)	51
Loans and advances to banks at amortised cost	101,057	4,640	6,363	855	2	112,917	(15)	112,902
– stage 1	101,011	4,631	5,550	287	—	111,479	(10)	111,469
– stage 2	46	9	813	568	—	1,436	(3)	1,433
– stage 3	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	815,259	80,151	60,197	4,000	664	960,271	(422)	959,849
– stage 1	814,776	78,486	53,095	516	—	946,873	(109)	946,764
– stage 2	483	1,665	7,102	3,484	—	12,734	(132)	12,602
– stage 3	—	—	—	—	664	664	(181)	483
– POCI	—	—	—	—	—	—	—	—
Loan and other credit-related commitments	436,359	142,500	73,230	7,782	1,144	661,015	(367)	660,648
– stage 1	432,017	135,192	61,213	2,527	—	630,949	(153)	630,796
– stage 2	4,342	7,308	12,017	5,255	—	28,922	(128)	28,794
– stage 3	—	—	—	—	1,140	1,140	(86)	1,054
– POCI	—	—	—	—	4	4	—	4
Financial guarantees	7,700	4,146	4,080	699	384	17,009	(39)	16,970
– stage 1	7,497	3,943	3,204	102	—	14,746	(7)	14,739
– stage 2	203	203	876	597	—	1,879	(7)	1,872
– stage 3	—	—	—	—	384	384	(25)	359
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	1,858,040	437,913	341,452	41,868	21,548	2,700,821	(11,917)	2,688,904
Debt instruments at FVOCI[1]
– stage 1	288,909	12,037	7,579	—	—	308,525	(37)	308,488
– stage 2	50	—	318	805	—	1,173	(59)	1,114
– stage 3	—	—	—	—	5	5	(1)	4
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	288,959	12,037	7,897	805	5	309,703	(97)	309,606
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc Annual Report on Form 20-F	199
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
Forbearance
The following table shows the gross carrying amount and allowance for ECL of the Group’s holdings of forborne loans and advances to customers by industry sector and by stages.
A summary of our current policies and practices for forbearance is set out in
‘Credit risk management’ on page 169.

Forborne loans and advances to customers at amortised cost by stage allocation
Performing forborne		Non-performing forborne		Total forborne
	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m
Gross carrying amount
Personal	545	1,424	—	1,969
– first lien residential mortgages	266	1,040	—	1,306
– second lien residential mortgages	1	3	—	4
– guaranteed loans in respect of residential property	32	7	—	39
– other personal lending which is secured	—	7	—	7
– credit cards	86	87	—	173
– other personal lending which is unsecured	147	280	—	427
– motor vehicle finance	13	—	—	13
Wholesale	4,325	7,542	85	11,952
– corporate and commercial	4,247	7,351	85	11,683
– non-bank financial institutions	78	191	—	269
At 31 Dec 2024	4,870	8,966	85	13,921
Allowance for ECL
Personal	(73)	(305)	—	(378)
– first lien residential mortgages	(12)	(148)	—	(160)
– second lien residential mortgages	—	—	—	—
– guaranteed loans in respect of residential property	(1)	(1)	—	(2)
– other personal lending which is secured	—	(2)	—	(2)
– credit cards	(17)	(45)	—	(62)
– other personal lending which is unsecured	(38)	(109)	—	(147)
– motor vehicle finance	(5)	—	—	(5)
Wholesale	(461)	(2,008)	(51)	(2,520)
– corporate and commercial	(460)	(1,972)	(51)	(2,483)
– non-bank financial institutions	(1)	(36)	—	(37)
At 31 Dec 2024	(534)	(2,313)	(51)	(2,898)

Gross carrying amount
Personal	816	1,282	—	2,098
– first lien residential mortgages	530	815	—	1,345
– second lien residential mortgages	1	8	—	9
– guaranteed loans in respect of residential property	24	20	—	44
– other personal lending which is secured	1	6	—	7
– credit cards	96	83	—	179
– other personal lending which is unsecured	155	349	—	504
– motor vehicle finance	9	1	—	10
Wholesale	5,848	5,505	68	11,421
– corporate and commercial	5,778	5,459	68	11,305
– non-bank financial institutions	70	46	—	116
At 31 Dec 2023	6,664	6,787	68	13,519
Allowance for ECL
Personal	(113)	(307)	—	(420)
– first lien residential mortgages	(50)	(113)	—	(163)
– second lien residential mortgages	—	(3)	—	(3)
– guaranteed loans in respect of residential property	—	(2)	—	(2)
– other personal lending which is secured	—	(1)	—	(1)
– credit cards	(17)	(46)	—	(63)
– other personal lending which is unsecured	(43)	(142)	—	(185)
– motor vehicle finance	(3)	—	—	(3)
Wholesale	(259)	(1,932)	(28)	(2,219)
– corporate and commercial	(257)	(1,920)	(28)	(2,205)
– non-bank financial institutions	(2)	(12)	—	(14)
At 31 Dec 2023	(372)	(2,239)	(28)	(2,639)

200	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Forborne loans and advances to customers by legal entities
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Gross carrying amount
Performing forborne	1,251	1,506	1,073	10	787	201	42	4,870
Non-performing forborne	2,231	1,578	3,698	460	464	355	265	9,051
At 31 Dec 2024	3,482	3,084	4,771	470	1,251	556	307	13,921
Allowance for ECL
Performing forborne	(101)	(36)	(296)	(1)	(52)	(48)	—	(534)
Non-performing forborne	(393)	(464)	(943)	(196)	(71)	(127)	(170)	(2,364)
At 31 Dec 2024	(494)	(500)	(1,239)	(197)	(123)	(175)	(170)	(2,898)

Gross carrying amount
Performing forborne	1,478	2,081	1,574	31	954	503	43	6,664
Non-performing forborne	1,936	1,199	2,250	471	430	233	336	6,855
At 31 Dec 2023	3,414	3,280	3,824	502	1,384	736	379	13,519
Allowance for ECL
Performing forborne	(75)	(25)	(142)	(1)	(43)	(84)	(2)	(372)
Non-performing forborne	(289)	(400)	(986)	(225)	(74)	(126)	(167)	(2,267)
At 31 Dec 2023	(364)	(425)	(1,128)	(226)	(117)	(210)	(169)	(2,639)

Wholesale lending
This section presents further disclosures related to wholesale lending.
It provides details of the main legal entities, countries and customer classification that are driving the change observed in wholesale loans and advances to banks and customers, with the impact of foreign exchange separately identified.
This section also provides reconciliations of the opening 1 January
2024 to 31 December 2024 closing gross carrying/nominal amounts and the associated allowance for ECL. Further granularity is also provided by stage, with data for our main legal entities presented for gross loans and advances to banks and customers, loan and other credit-related commitments and financial guarantees.
At 31 December 2024, wholesale lending for gross loans and
advances to banks and customers of $595.2bn decreased by $19.8bn on a reported basis, compared with 31 December 2023. Excluding adverse foreign exchange movements of $16.3bn, total wholesale lending decreased by $3.5bn.
On a constant currency basis, the wholesale loans and advances to customers grew by $3.0bn, mainly driven by an increase in non-bank financial institutions (up $9.6bn), partly offset by a decrease in corporate and commercial lending (down $6.6bn).
The increase in non-bank financial institutions of $9.6bn was largely driven by growth in balances in HSBC Bank plc (up $4.2bn), in our legal entities in Asia (up $2.2bn), in the US (up $1.2bn), in HSBC UK
(up $1.0bn) and in the Middle East (up $0.8bn).
The decrease in corporate and commercial balances of $6.6bn, mainly in our legal entities in the US (down $2.9bn) and in Asia (down
$2.4bn), was driven by repayments, including in ‘real estate and construction’ and in HSBC Bank plc (down $0.7bn). Additionally, there was a decrease of $0.5bn from the sale of our business in Argentina.
On a constant currency basis, gross loans and advances to banks decreased by $6.5bn, mainly driven by lower central bank balances and money market lending balances in our legal entities in Asia (down
$9.1bn) and a decrease of $0.6bn from the sale of our business in
Argentina. This was partly offset by higher balances in our legal entities in the Middle East (up $3.6bn).
The decrease in stage 2 exposures on a constant currency basis
(down $19.5bn) was mainly driven by maturities, repayments and new downgrades to stage 3 exposures, primarily in Asia.
On a constant currency basis, stage 3 gross loans and advances to customers increased by $3.7bn, primarily driven by corporate and commercial exposure (up $3.8bn) driven by defaults in commercial real estate lending in Hong Kong, which are generally well
collateralised. There was a decrease in the associated allowance for
ECL due to write-offs of heavily-impaired exposures.
At 31 December 2024, the write-offs attributable to wholesale lending increased by $0.3bn to $2.9bn, compared with 31 December 2023.
The allowance for ECL attributable to loans and advances to banks and customers of $7.2bn at 31 December 2024 decreased by $1.0bn from $8.2bn at 31 December 2023. This included adverse foreign exchange movements of $0.2bn.
On a constant currency basis, the allowance for ECL attributable to corporate and commercial loans and advances decreased by $0.8bn, largely due to the write-offs of heavily-impaired exposures in ‘real estate and construction’, mainly in Hong Kong. The allowance for ECL attributable to loans and advances to non-bank financial institutions remained broadly stable.
On a reported basis, loan commitments and financial guarantees of
$381.7bn decreased by $38.2bn compared with 31 December 2023.
Excluding adverse foreign exchange movements of $14.0bn, financial nominal amounts decreased by $14.8bn, and corporate and
commercial nominal amounts decreased by $9.4bn.
The allowance for ECL attributable to loan commitments and financial guarantees at 31 December 2024 remained unchanged at $0.4bn.
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
Nomenclature des Activités Économiques dans la Communauté
Européenne (‘NACE’), which is applicable to other financial regulatory reporting.

HSBC Holdings plc Annual Report on Form 20-F	201

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)
– agriculture, forestry and fishing	5,437	1,314	282	—	7,033	(14)	(34)	(46)	—	(94)
– mining and quarrying	6,811	463	318	—	7,592	(6)	(7)	(32)	—	(45)
– manufacturing	70,987	10,250	1,466	21	82,724	(83)	(172)	(618)	(20)	(893)
– electricity, gas, steam and air- conditioning supply	15,277	971	209	—	16,457	(14)	(23)	(85)	—	(122)
– water supply, sewerage, waste management and remediation	2,530	388	43	—	2,961	(4)	(4)	(16)	—	(24)
– real estate and construction	63,794	17,320	8,887	62	90,063	(90)	(666)	(1,811)	(31)	(2,598)
– of which: commercial real estate	49,994	14,720	7,558	61	72,333	(67)	(604)	(1,355)	(29)	(2,055)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,977	8,125	2,725	3	77,830	(67)	(117)	(1,188)	—	(1,372)
– transportation and storage	18,589	3,637	417	—	22,643	(15)	(74)	(232)	—	(321)
– accommodation and food	11,406	1,718	1,610	—	14,734	(30)	(55)	(214)	—	(299)
– publishing, audiovisual and broadcasting	18,181	1,416	229	—	19,826	(42)	(55)	(61)	—	(158)
– professional, scientific and technical activities	23,044	2,436	644	4	26,128	(29)	(49)	(188)	—	(266)
– administrative and support services	17,671	1,707	739	—	20,117	(26)	(40)	(254)	—	(320)
– public administration and defence, compulsory social security	64	—	—	—	64	—	—	—	—	—
– education	1,361	192	43	—	1,596	(4)	(7)	(16)	—	(27)
– health and care	3,357	489	184	—	4,030	(8)	(18)	(25)	—	(51)
– arts, entertainment and recreation	1,817	171	78	—	2,066	(5)	(4)	(26)	—	(35)
– other services	6,470	491	327	—	7,288	(24)	(20)	(66)	—	(110)
– activities of households	582	7	—	—	589	—	—	—	—	—
– extra-territorial organisations and bodies activities	118	—	—	—	118	—	—	—	—	—
– government	6,495	123	175	—	6,793	(2)	—	(5)	—	(7)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)
Loans and advances to banks	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)
By legal entity
HSBC UK Bank plc	81,630	12,772	3,356	—	97,758	(197)	(403)	(603)	—	(1,203)
HSBC Bank plc[1]	85,022	5,843	2,305	47	93,217	(54)	(111)	(752)	(22)	(939)
The Hongkong and Shanghai Banking Corporation Limited	279,535	27,078	11,483	39	318,135	(170)	(677)	(2,999)	(28)	(3,874)
HSBC Bank Middle East Limited	26,359	951	848	4	28,162	(20)	(6)	(463)	(1)	(490)
HSBC North America Holdings Inc.	30,107	4,665	503	—	35,275	(31)	(141)	(121)	—	(293)
Grupo Financiero HSBC, S.A. de C.V.	11,957	1,703	230	—	13,890	(35)	(48)	(128)	—	(211)
Other trading entities[1]	7,840	515	332	—	8,687	(10)	(4)	(180)	—	(194)
Holding companies, shared service centres and intra-Group eliminations	76	—	—	—	76	—	—	—	—	—
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)
1At 31 December 2023, Other trading entities included gross carrying amount of $1,792m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure in 2024 and gross carrying amount of $1,169m related to our business in Argentina which was sold on
6 December 2024.

Total wholesale lending for loans and other credit-related commitments and financial guarantees to banks and customers by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	241,249	18,685	1,033	3	260,970	(118)	(121)	(98)	—	(337)
Financial	118,430	2,196	87	—	120,713	(10)	(5)	(3)	—	(18)
At 31 Dec 2024	359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)
By legal entity
HSBC UK Bank plc	37,848	4,540	445	—	42,833	(27)	(36)	(57)	—	(120)
HSBC Bank plc	144,941	6,118	256	3	151,318	(21)	(30)	(21)	—	(72)
The Hongkong and Shanghai Banking Corporation Limited	72,860	3,973	99	—	76,932	(54)	(32)	(6)	—	(92)
HSBC Bank Middle East Limited	8,879	329	35	—	9,243	(5)	(1)	(10)	—	(16)
HSBC North America Holdings Inc.	91,314	5,723	226	—	97,263	(20)	(26)	(5)	—	(51)
HSBC Bank Canada	—	—	—	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	2,334	53	—	—	2,387	(1)	(1)	—	—	(2)
Other trading entities	1,503	145	59	—	1,707	—	—	(2)	—	(2)
At 31 Dec 2024	359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)
1Included in loans and other credit-related commitments and financial guarantees is $49bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

202	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)
– agriculture, forestry and fishing	5,207	1,662	312	—	7,181	(13)	(53)	(64)	—	(130)
– mining and quarrying	6,260	638	325	—	7,223	(7)	(11)	(83)	—	(101)
– manufacturing	69,690	13,744	1,877	22	85,333	(89)	(194)	(839)	(21)	(1,143)
– electricity, gas, steam and air- conditioning supply	12,817	1,283	255	—	14,355	(14)	(17)	(88)	—	(119)
– water supply, sewerage, waste management and remediation	2,753	407	102	—	3,262	(5)	(7)	(51)	—	(63)
– real estate and construction	73,701	21,871	5,835	48	101,455	(96)	(629)	(2,554)	(7)	(3,286)
– of which: commercial real estate	59,883	19,107	4,552	47	83,589	(73)	(603)	(2,091)	(7)	(2,774)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,083	10,676	2,358	4	79,121	(80)	(127)	(1,132)	(2)	(1,341)
– transportation and storage	17,117	3,894	445	—	21,456	(18)	(52)	(160)	—	(230)
– accommodation and food	9,681	5,135	1,058	—	15,874	(27)	(118)	(112)	—	(257)
– publishing, audiovisual and broadcasting	17,455	2,066	210	—	19,731	(42)	(81)	(50)	—	(173)
– professional, scientific and technical activities	22,686	3,327	733	7	26,753	(32)	(63)	(306)	—	(401)
– administrative and support services	19,055	2,551	597	—	22,203	(31)	(63)	(174)	—	(268)
– public administration and defence, compulsory social security	1,037	5	—	—	1,042	—	—	—	—	—
– education	1,137	277	46	—	1,460	(3)	(8)	(4)	—	(15)
– health and care	3,245	808	183	—	4,236	(9)	(21)	(26)	—	(56)
– arts, entertainment and recreation	1,666	196	99	—	1,961	(5)	(6)	(31)	—	(42)
– other services	7,065	972	318	—	8,355	(26)	(37)	(90)	—	(153)
– activities of households	684	10	—	—	694	—	—	—	—	—
– extra-territorial organisations and bodies activities	100	1	—	—	101	—	—	—	—	—
– government	5,420	202	205	—	5,827	(2)	—	(10)	—	(12)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)
Loans and advances to banks	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)
By legal entity
HSBC UK Bank plc	76,793	18,735	3,769	—	99,297	(213)	(474)	(593)	—	(1,280)
HSBC Bank plc	82,025	8,452	2,673	40	93,190	(69)	(138)	(1,035)	(7)	(1,249)
The Hongkong and Shanghai Banking Corporation Limited	287,876	37,402	7,077	38	332,393	(185)	(696)	(3,349)	(21)	(4,251)
HSBC Bank Middle East Limited	21,927	1,598	894	3	24,422	(17)	(11)	(571)	(2)	(601)
HSBC North America Holdings Inc.	30,797	5,712	583	—	37,092	(24)	(145)	(127)	—	(296)
Grupo Financiero HSBC, S.A. de C.V.	13,714	1,186	382	—	15,282	(39)	(56)	(231)	—	(326)
Other trading entities	11,164	1,739	392	—	13,295	(14)	(13)	(192)	—	(219)
Holding companies, shared service centres and intra-Group eliminations	33	—	—	—	33	—	—	—	—	—
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1] (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	256,367	22,218	1,066	4	279,655	(126)	(125)	(107)	—	(358)
Financial	135,039	5,111	103	—	140,253	(11)	(10)	(2)	—	(23)
At 31 Dec 2023	391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)
By legal entity
HSBC UK Bank plc	31,982	5,760	350	—	38,092	(31)	(32)	(56)	—	(119)
HSBC Bank plc	148,980	9,466	310	4	158,760	(20)	(27)	(27)	—	(74)
The Hongkong and Shanghai Banking Corporation Limited	70,436	3,975	79	—	74,490	(59)	(39)	(16)	—	(114)
HSBC Bank Middle East Limited	6,944	323	56	—	7,323	(4)	(1)	(3)	—	(8)
HSBC North America Holdings Inc.	101,067	5,103	248	—	106,418	(14)	(27)	(1)	—	(42)
HSBC Bank Canada	28,156	2,461	66	—	30,683	(8)	(8)	(3)	—	(19)
Grupo Financiero HSBC, S.A. de C.V.	2,092	34	—	—	2,126	(1)	—	—	—	(1)
Other trading entities	1,749	207	60	—	2,016	—	(1)	(3)	—	(4)
At 31 Dec 2023	391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)
1Included in loans and other credit-related commitments and financial guarantees is $70bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

HSBC Holdings plc Annual Report on Form 20-F	203

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowanc e for ECL	Gross carrying/ nominal amount	Allowanc e for ECL	Gross carrying/ nominal amount	Allowanc e for ECL	Gross carrying/ nominal amount	Allowanc e for ECL	Gross carrying/ nominal amount	Allowanc e for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	845,982	(698)	102,129	(1,668)	16,939	(6,207)	85	(30)	965,135	(8,603)
Transfers of financial instruments:	(17,606)	(214)	6,997	825	10,609	(611)	—	—	—	—
–transfers from stage 1 to stage 2	(70,991)	173	70,991	(173)	—	—	—	—	—	—
–transfers from stage 2 to stage 1	55,182	(380)	(55,182)	380	—	—	—	—	—	—
– transfers to stage 3	(2,056)	7	(9,515)	636	11,571	(643)	—	—	—	—
– transfers from stage 3	259	(14)	703	(18)	(962)	32	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	214	—	(226)	—	(12)	—	—	—	(24)
Net new and further lending/ repayments	58,044	(151)	(29,842)	311	(4,450)	1,219	7	(7)	23,759	1,372
Change to risk parameters – credit quality	—	112	—	(899)	—	(2,508)	—	(11)	—	(3,306)
Changes to models used for ECL calculation	—	39	—	105	—	—	—	—	—	144
Assets written off	—	—	—	—	(2,925)	2,925	—	—	(2,925)	2,925
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others1 2 3	(53,384)	53	(4,996)	36	4	(153)	1	(3)	(58,375)	(67)
At 31 Dec 2024	833,036	(645)	74,288	(1,516)	20,177	(5,347)	93	(51)	927,594	(7,559)
ECL income statement change for the period		214		(709)		(1,301)		(18)		(1,814)
Recoveries										40
Others										(126)
Total ECL income statement change for the period										(1,900)
1Total includes $2.9bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale during the year, and a corresponding allowance for ECL of $23m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.
2Total includes $28.9bn of nominal amount and $20m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
3Total includes $0.3bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Argentina during 2024.
As shown in the above table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased by $1,044m during the period from $8,603m at 31 December 2023 to $7,559m at 31 December
2024.
This decrease was driven by:
–$2,925m of assets written off;
–$1,372m relating to volume movements, which included the
allowance for ECL associated with new originations, assets
derecognised and further lending/repayments; and
–$144m relating to changes to models used for ECL calculation.
These were partly offset by:
–$3,306m relating to credit quality changes, including the credit quality impact of financial instruments transferring between stages;
–foreign exchange and other movements of $67m; and
–$24m relating to the net remeasurement impact of stage
transfers.
The ECL charge for the period of $1,814m presented in the previous table consisted of $3,306m relating to credit quality changes, including the credit quality impact of financial instruments transferring between stages and $24m relating to the net remeasurement impact of stage transfers. This was partly offset by $1,372m relating to underlying net book volume movement and $144m in changes to
models used for ECL calculation.
During the period, there was a net transfer between stage 1 and stage 2 of $15,809m gross carrying/nominal amounts. It was primarily driven by our entities in Asia ($12,878m), mainly due to deterioration in the real estate and construction sectors, and in our main entity in the US ($1,986m) and Mexico ($1,805m), partly offset by
improvements in the economic outlook that led to upgrades to stage
1 exposures, primarily in our legal entities in the UK($3,077m).
A summary of basis of preparation is available on page 191.

204	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	830,322	(670)	124,660	(2,205)	17,068	(6,144)	129	(38)	972,179	(9,057)
Transfers of financial instruments:	(16,804)	(429)	10,247	1,141	6,557	(712)	—	—	—	—
– transfers from stage 1 to stage 2	(93,511)	172	93,511	(172)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	77,772	(605)	(77,772)	605	—	—	—	—	—	—
– transfers to stage 3	(1,444)	20	(6,255)	765	7,699	(785)	—	—	—	—
– transfers from stage 3	379	(16)	763	(57)	(1,142)	73	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	354	—	(294)	—	(45)	—	—	—	15
Net new and further lending/ repayments	43,282	(138)	(32,082)	311	(3,787)	973	(36)	3	7,377	1,149
Changes to risk parameters – credit quality	—	203	—	(621)	—	(2,941)	—	21	—	(3,338)
Changes to models used for ECL calculation	—	(9)	—	25	—	—	—	—	—	16
Assets written off	—	—	—	—	(2,596)	2,596			(2,596)	2,596
Credit-related modifications that resulted in derecognition	—	—	—	—	(119)	95	—	—	(119)	95
Foreign exchange and others[1]	(10,818)	(9)	(696)	(25)	(184)	(29)	(8)	(16)	(11,706)	(79)
At 31 Dec 2023	845,982	(698)	102,129	(1,668)	16,939	(6,207)	85	(30)	965,135	(8,603)
ECL income statement change for the period		410		(579)		(2,013)		24		(2,158)
Recoveries										42
Others	—	—	—	—	—	—	—	—	—	(203)
Total ECL income statement change for the period										(2,319)
1Total includes $13.5bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale during the year, and a corresponding allowance for ECL of $61m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.

Wholesale lending – distribution of financial instruments to which the impairment requirements of IFRS 9 are applied by credit quality
	Gross carrying amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	21,548	30,317	36,450	6,087	3,356	97,758	(1,203)	96,555
HSBC Bank plc	42,189	21,755	24,150	2,771	2,352	93,217	(939)	92,278
The Hongkong and Shanghai Banking Corporation Limited	157,900	69,084	71,651	7,978	11,522	318,135	(3,874)	314,261
HSBC Bank Middle East Limited	15,854	4,263	6,927	266	852	28,162	(490)	27,672
HSBC North America Holdings Inc.	6,095	11,726	13,967	2,984	503	35,275	(293)	34,982
Grupo Financiero HSBC, S.A. de C.V.	1,476	5,523	5,974	687	230	13,890	(211)	13,679
Other trading entities	2,432	1,072	4,563	288	332	8,687	(194)	8,493
Holding companies, shared service centres and intra-Group eliminations	76	—	—	—	—	76	—	76
At 31 Dec 2024	247,570	143,740	163,682	21,061	19,147	595,200	(7,204)	587,996
Percentage of total credit quality (%)	41.6	24.2	27.5	3.5	3.2	100.0

By legal entity
HSBC UK Bank plc	20,777	30,245	36,206	8,300	3,769	99,297	(1,280)	98,017
HSBC Bank plc	41,149	20,962	24,164	4,202	2,713	93,190	(1,249)	91,941
The Hongkong and Shanghai Banking Corporation Limited	165,255	72,683	78,566	8,774	7,115	332,393	(4,251)	328,142
HSBC Bank Middle East Limited	13,660	3,082	6,270	513	897	24,422	(601)	23,821
HSBC North America Holdings Inc.	6,244	13,668	13,094	3,503	583	37,092	(296)	36,796
Grupo Financiero HSBC, S.A. de C.V.	1,853	6,543	5,882	622	382	15,282	(326)	14,956
Other trading entities	3,189	1,277	7,449	988	392	13,295	(219)	13,076
Holding companies, shared service centres and intra-Group eliminations	33	—	—	—	—	33	—	33
At 31 Dec 2023	252,160	148,460	171,631	26,902	15,851	615,004	(8,222)	606,782
Percentage of total credit quality (%)	41.0	24.1	27.9	4.4	2.6	100.0

HSBC Holdings plc Annual Report on Form 20-F	205
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the Group to support calculation of our minimum credit regulatory capital requirement. The credit quality classifications can be found on page 169.

Wholesale lending – credit risk profile by obligor grade for loans and advances at amortised cost
		Gross carrying amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Corporate and commercial		340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)	1.6
– CRR 1	0.000 to 0.053	32,564	121	—	—	32,685	(3)	(5)	—	—	(8)	—	AA- and above
– CRR 2	0.054 to 0.169	79,350	2,469	—	—	81,819	(25)	(15)	—	—	(40)	—	A+ to A-
– CRR 3	0.170 to 0.740	111,229	7,556	—	—	118,785	(103)	(72)	—	—	(175)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	73,050	12,591	—	—	85,641	(144)	(99)	—	—	(243)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	40,391	12,673	—	—	53,064	(158)	(159)	—	—	(317)	0.6	BB- to B
– CRR 6	4.915 to 8.860	2,491	7,436	—	—	9,927	(16)	(190)	—	—	(206)	2.1	B-
– CRR 7	8.861 to 15.000	1,370	3,735	—	—	5,105	(7)	(172)	—	—	(179)	3.5	CCC+
– CRR 8	15.001 to 99.999	542	4,650	—	—	5,192	(7)	(646)	—	—	(653)	12.6	CCC to C
– CRR 9/10	100.000	—	—	18,376	90	18,466	—	—	(4,883)	(51)	(4,934)	26.7	D
Non-bank financial institutions		79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)	0.5
– CRR 1	0.000 to 0.053	19,516	191	—	—	19,707	(1)	(1)	—	—	(2)	—	AA- and above
– CRR 2	0.054 to 0.169	20,572	166	—	—	20,738	(5)	—	—	—	(5)	—	A+ to A-
– CRR 3	0.170 to 0.740	20,370	330	—	—	20,700	(12)	(3)	—	—	(15)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	12,987	502	—	—	13,489	(16)	(2)	—	—	(18)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	6,058	390	—	—	6,448	(11)	(6)	—	—	(17)	0.3	BB- to B
– CRR 6	4.915 to 8.860	48	319	—	—	367	—	(8)	—	—	(8)	2.2	B-
– CRR 7	8.861 to 15.000	63	79	—	—	142	—	(1)	—	—	(1)	0.7	CCC+
– CRR 8	15.001 to 99.999	73	121	—	—	194	—	(9)	—	—	(9)	4.6	CCC to C
– CRR 9/10	100.000	—	—	679	—	679	—	—	(361)	—	(361)	53.2	D
Banks		101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)	—
– CRR 1	0.000 to 0.053	79,213	53	—	—	79,266	(3)	—	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	13,315	40	—	—	13,355	(2)	—	—	—	(2)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,226	29	—	—	4,255	(2)	—	—	—	(2)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	3,275	12	—	—	3,287	(1)	—	—	—	(1)	—	BB+ to BB-
– CRR 5	1.928 to 4.914	1,706	47	—	—	1,753	(1)	(1)	—	—	(2)	0.1	BB- to B
– CRR 6	4.915 to 8.860	10	1	—	—	11	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	107	13	—	—	120	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	—	3	—	—	3	—	(1)	—	—	(1)	33.3	CCC to C
– CRR 9/10	100.000	—	—	2	—	2	—	—	(2)	—	(2)	100.0	D
At 31 Dec 2024		522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)	1.2

206	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Wholesale lending – credit risk profile by obligor grade for loans and advances at amortised cost (continued)
	Basel one-year PD range	Gross carrying amount					Allowance for ECL					ECL coverage	Mapped external rating
		Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Corporate and commercial		342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)	1.8
– CRR 1	0.000 to 0.053	34,097	715	—	—	34,812	(4)	(3)	—	—	(7)	—	AA- and above
– CRR 2	0.054 to 0.169	81,131	2,180	—	—	83,311	(23)	(14)	—	—	(37)	—	A+ to A-
– CRR 3	0.170 to 0.740	112,322	11,391	—	—	123,713	(106)	(87)	—	—	(193)	0.2	BBB+ to BBB-
– CRR 4	0.741 to 1.927	72,654	16,904	—	—	89,558	(156)	(130)	—	—	(286)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	37,631	18,060	—	—	55,691	(169)	(240)	—	—	(409)	0.7	BB- to B
– CRR 6	4.915 to 8.860	2,675	7,341	—	—	10,016	(24)	(176)	—	—	(200)	2.0	B-
– CRR 7	8.861 to 15.000	1,031	6,319	—	—	7,350	(10)	(246)	—	—	(256)	3.5	CCC+
– CRR 8[1]	15.001 to 99.999	1,337	6,828	—	—	8,165	(7)	(604)	—	—	(611)	7.5	CCC to C
– CRR 9/10	100.000	—	—	14,958	81	15,039	—	—	(5,774)	(30)	(5,804)	38.6	D
Non-bank financial institutions		69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)	0.5
– CRR 1	0.000 to 0.053	15,475	211	—	—	15,686	(2)	—	—	—	(2)	—	AA- and above
– CRR 2	0.054 to 0.169	16,920	374	—	—	17,294	(6)	(2)	—	—	(8)	—	A+ to A-
– CRR 3	0.170 to 0.740	19,195	912	—	—	20,107	(10)	(4)	—	—	(14)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	11,480	1,032	—	—	12,512	(19)	(5)	—	—	(24)	0.2	BB+ to BB-
– CRR 5	1.928 to 4.914	6,635	872	—	—	7,507	(9)	(15)	—	—	(24)	0.3	BB- to B
– CRR 6	4.915 to 8.860	232	116	—	—	348	(6)	(1)	—	—	(7)	2.0	B-
– CRR 7	8.861 to 15.000	25	93	—	—	118	—	(2)	—	—	(2)	1.7	CCC+
– CRR 8	15.001 to 99.999	10	40	—	—	50	—	(1)	—	—	(1)	2.0	CCC to C
– CRR 9/10	100.000	—	—	810	—	810	—	—	(322)	—	(322)	39.8	D
Banks		111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—
– CRR 1	0.000 to 0.053	89,112	10	—	—	89,122	(4)	—	—	—	(4)	—	AA- and above
– CRR 2	0.054 to 0.169	11,899	36	—	—	11,935	(2)	—	—	—	(2)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,631	9	—	—	4,640	(1)	—	—	—	(1)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,488	58	—	—	2,546	(1)	—	—	—	(1)	—	BB+ to BB-
– CRR 5	1.928 to 4.914	3,062	755	—	—	3,817	(2)	(1)	—	—	(3)	0.1	BB- to B
– CRR 6	4.915 to 8.860	22	20	—	—	42	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	1	—	—	—	1	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	264	548	—	—	812	—	(2)	—	—	(2)	0.2	CCC to C
– CRR 9/10	100.000	—	—	2	—	2	—	—	(2)	—	(2)	100.0	D
At 31 Dec 2023		524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)	1.3
1Corporate and commercial lending reported in CRR 8 for stage 1 includes $782m related to the UK Bounce Back Loan Scheme with immaterial allowances for
ECL.

Wholesale lending – credit risk profile by obligor grade for loan and other credit-related commitments and financial guarantees
		Nominal amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit- related commitments		345,742	19,495	872	3	366,112	(120)	(121)	(85)	—	(326)	0.1
– CRR 1	0.000 to 0.053	92,090	89	—	—	92,179	(3)	—	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	92,967	1,009	—	—	93,976	(12)	(2)	—	—	(14)	—	A+ to A-
– CRR 3	0.170 to 0.740	97,876	5,051	—	—	102,927	(38)	(15)	—	—	(53)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	40,135	4,349	—	—	44,484	(28)	(22)	—	—	(50)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	18,581	3,976	—	—	22,557	(26)	(22)	—	—	(48)	0.2	BB- to B
– CRR 6	4.915 to 8.860	1,828	2,297	—	—	4,125	(4)	(22)	—	—	(26)	0.6	B-
– CRR 7	8.861 to 15.000	1,378	678	—	—	2,056	(1)	(12)	—	—	(13)	0.6	CCC+
– CRR 8	15.001 to 99.999	887	2,046	—	—	2,933	(8)	(26)	—	—	(34)	1.2	CCC to C
– CRR 9/10	100.000	—	—	872	3	875	—	—	(85)	—	(85)	9.7	D
Financial guarantees		13,937	1,386	248	—	15,571	(8)	(5)	(16)	—	(29)	0.2
– CRR 1	0.000 to 0.053	1,895	1	—	—	1,896	—	—	—	—	—	—	AA- and above
– CRR 2	0.054 to 0.169	4,326	12	—	—	4,338	(1)	—	—	—	(1)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,137	71	—	—	4,208	(2)	—	—	—	(2)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,106	286	—	—	2,392	(3)	—	—	—	(3)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	1,295	478	—	—	1,773	(2)	(1)	—	—	(3)	0.2	BB- to B
– CRR 6	4.915 to 8.860	162	232	—	—	394	—	(1)	—	—	(1)	0.3	B-
– CRR 7	8.861 to 15.000	5	128	—	—	133	—	(2)	—	—	(2)	1.5	CCC+
– CRR 8	15.001 to 99.999	11	178	—	—	189	—	(1)	—	—	(1)	0.5	CCC to C
– CRR 9/10	100.000	—	—	248	—	248	—	—	(16)	—	(16)	6.5	D
At 31 Dec 2024		359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)	0.1

HSBC Holdings plc Annual Report on Form 20-F	207

Wholesale lending – credit risk profile by obligor grade for loan and other credit-related commitments and financial guarantees (continued)
		Nominal amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit-related commitments		377,766	25,463	785	4	404,018	(130)	(128)	(84)	—	(342)	0.1
– CRR 1	0.000 to 0.053	65,730	1,676	—	—	67,406	(5)	(1)	—	—	(6)	—	AA- and above
– CRR 2	0.054 to 0.169	152,224	2,490	—	—	154,714	(13)	(6)	—	—	(19)	—	A+ to A-
– CRR 3	0.170 to 0.740	105,569	6,044	—	—	111,613	(46)	(24)	—	—	(70)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	38,102	4,751	—	—	42,853	(33)	(20)	—	—	(53)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	14,054	5,367	—	—	19,421	(28)	(31)	—	—	(59)	0.3	BB- to B
– CRR 6	4.915 to 8.860	1,170	2,453	—	—	3,623	(4)	(15)	—	—	(19)	0.5	B-
– CRR 7	8.861 to 15.000	780	848	—	—	1,628	(1)	(10)	—	—	(11)	0.7	CCC+
– CRR 8	15.001 to 99.999	137	1,834	—	—	1,971	—	(21)	—	—	(21)	1.1	CCC to C
– CRR 9/10	100.000	—	—	785	4	789	—	—	(84)	—	(84)	10.6	D
Financial guarantees		13,640	1,866	384	—	15,890	(7)	(7)	(25)	—	(39)	0.2
– CRR 1	0.000 to 0.053	2,553	1	—	—	2,554	—	—	—	—	—	—	AA- and above
– CRR 2	0.054 to 0.169	4,212	202	—	—	4,414	(1)	—	—	—	(1)	—	A+ to A-
– CRR 3	0.170 to 0.740	3,584	202	—	—	3,786	(2)	—	—	—	(2)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	1,932	407	—	—	2,339	(2)	(1)	—	—	(3)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	1,266	455	—	—	1,721	(2)	(2)	—	—	(4)	0.2	BB- to B
– CRR 6	4.915 to 8.860	91	387	—	—	478	—	(1)	—	—	(1)	0.2	B-
– CRR 7	8.861 to 15.000	1	76	—	—	77	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	1	136	—	—	137	—	(3)	—	—	(3)	2.2	CCC to C
– CRR 9/10	100.000	—	—	384	—	384	—	—	(25)	—	(25)	6.5	D
At 31 Dec 2023		391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)	0.1

Commercial real estate
Commercial real estate (‘CRE’) lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio has larger concentrations in Hong Kong, the UK and mainland China.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and
population growth. In less developed commercial real estate markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better-
capitalised developers involved in residential construction or assets supporting economic expansion.
Excluding favourable foreign exchange movements of $1.1bn,
commercial real estate lending decreased by $10.1bn, mainly from
$6.4bn in our entities in Hong Kong due to loan repayments and write-
offs.

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	9,394	3,285	34,337	1,136	1,420	380	42	49,994	9,758	22,643	22,132
Stage 2	4,052	313	9,103	—	1,184	67	1	14,720	4,112	7,619	6,515
Stage 3	492	213	6,451	117	240	22	23	7,558	492	5,967	4,554
POCI	—	43	18	—	—	—	—	61	43	18	—
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247	33,201
– of which: forborne loans	502	54	3,087	116	273	19	23	4,074	545	2,729
Allowance for ECL	(203)	(72)	(1,627)	(23)	(103)	(8)	(19)	(2,055)	(227)	(1,418)	(405)

208	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Commercial real estate lending to customers (continued)
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	10,304	4,218	41,307	1,126	1,803	685	440	59,883	10,790	28,846	27,560
Stage 2	3,262	400	13,229	189	1,956	70	1	19,107	3,294	10,375	8,681
Stage 3	444	184	3,570	145	166	25	18	4,552	470	3,226	576
POCI	—	32	15	—	—	—	—	47	32	15	—
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462	36,817
– of which: forborne loans	461	69	2,454	126	433	52	—	3,595	519	2,227
Allowance for ECL	(148)	(49)	(2,399)	(55)	(98)	(15)	(10)	(2,774)	(172)	(2,149)	(296)

Commercial real estate gross loans and advances to customers by global business
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Wealth and Personal Banking[1]	325	273	37	—	2	—	—	637	469	37
Commercial Banking	13,613	2,757	33,551	695	2,842	469	66	53,993	13,640	24,473
Global Banking and Markets	—	824	16,183	558	—	—	—	17,565	296	11,599
Corporate Centre	—	—	138	—	—	—	—	138	—	138
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247

Wealth and Personal Banking[1]	409	377	66	—	2	—	423	1,277	409	66
Commercial Banking	13,601	3,322	37,826	733	3,923	780	36	60,221	13,686	27,811
Global Banking and Markets	—	1,135	20,066	727	—	—	—	21,928	491	14,444
Corporate Centre	—	—	163	—	—	—	—	163	—	141
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462
1Comprised exclusively by exposures in Global Private Banking.

HSBC Holdings plc Annual Report on Form 20-F	209

Commercial real estate gross loans and advances to customers by credit quality
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Strong	4,663	739	9,106	137	—	18	42	14,705	4,875	4,522	4,484
Good	2,098	1,430	16,113	407	566	111	—	20,725	2,107	10,421	9,754
Satisfactory	5,770	1,312	13,556	592	1,423	283	—	22,936	5,948	10,850	10,716
Sub-standard	915	117	4,665	—	615	35	1	6,348	940	4,469	3,693
Credit impaired	492	256	6,469	117	240	22	23	7,619	535	5,985	4,554
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247	33,201

Strong	3,940	740	12,394	255	25	65	16	17,435	4,191	6,527	6,118
Good	2,555	2,054	17,777	246	781	130	18	23,561	2,592	12,004	11,262
Satisfactory	6,370	1,642	19,509	634	1,691	500	407	30,753	6,575	16,290	15,759
Sub-standard	701	182	4,856	180	1,262	60	—	7,241	726	4,400	3,102
Credit impaired	444	216	3,585	145	166	25	18	4,599	502	3,241	576
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462	36,817
The Hong Kong CRE portfolio (excluding exposure to mainland China borrowers) saw negative credit migration in 2024 as a result of higher interest rates, high inventory levels and weak demand. This was predominantly driven by a deterioration in the secured portfolio as borrowers sought payment deferrals to accommodate debt
serviceability challenges.
Secured exposures account for 54% of the total portfolio
(31 December 2023: 54%), with collateral values regularly updated in line with our existing practice. The trend of loan right-sizing and borrower deleveraging within the secured portfolio has supported good collateral coverage levels that continue to provide headroom in the event of a further softening of property valuations. As at
31 December 2024, the weighted average LTV:
–of performing exposures rated ‘sub-standard’ was 46%
(31 December 2023: 54%);
–of ‘credit impaired’ exposures was 58% (31 December 2023:
71%). This has driven relatively low levels of stage 3 allowance for
ECL. The reduction in LTV reflects the significantly smaller 'credit impaired' portfolio at 31 December 2023.
The unsecured portfolio remained stable in size and quality, with limited levels of default and close to 90% rated Strong or Good.
Unsecured exposures are typically granted to strong, listed Hong
Kong CRE developers, which commonly are members of
conglomerate groups with diverse cashflows. We continue to closely assess and manage the risk in the portfolio, including through portfolio reviews and stress testing. Vulnerable borrowers, including those with debt serviceability challenges and higher LTV levels, are subject to heightened monitoring and management.
Market conditions remain challenging, particularly for commercial property as a result of continued weakness in demand. The
performance of the residential market remains mixed, with some initial improvement in sentiment and transaction levels observed in the fourth quarter of 2024, driven by a further easing of real estate regulatory policies in October and improved end-user affordability as prices and interest rates fell. Nevertheless, property price pressure is likely to persist in the near term and until economic conditions and sentiment improve. Given the more uncertain interest rate outlook, we expect broader market fundamentals to remain subdued and
challenges in this sector to continue.
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

Maturity analysis commercial real estate gross loans and advances to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	3,488	846	22,244	455	1,084	111	20	28,248	3,826	18,204
1–2 years	3,303	876	11,213	162	603	142	6	16,305	3,373	7,196
2–5 years	6,634	1,600	14,079	447	1,145	143	40	24,088	6,685	9,254
> 5 years	513	532	2,373	189	12	73	—	3,692	521	1,593
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247

< 1 year	3,553	1,496	25,427	396	1,472	619	437	33,400	3,950	19,887
1–2 years	4,514	474	14,144	175	623	60	2	19,992	4,571	10,923
2–5 years	5,411	2,149	16,052	441	1,814	71	3	25,941	5,520	9,885
> 5 years	532	715	2,498	448	16	30	17	4,256	545	1,767
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462

210	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. In addition to CRE as defined in our primary CRE disclosure above, this table includes financing provided to a corporate or financial entity for the purchase or financing of a property which supports the overall operations of the business. This provides a more comprehensive view of our mainland China CRE exposures. The exposures at
31 December 2024 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
(Audited)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	3,161	3,694	303	7,158
Guarantees issued and others[2]	80	16	5	101
Total mainland China commercial real estate exposure at 31 Dec 2024	3,241	3,710	308	7,259

Distribution of mainland China commercial real estate exposure by credit quality
Strong	118	1,817	109	2,044
Good	578	595	1	1,174
Satisfactory	196	899	49	1,144
Sub-standard	777	136	149	1,062
Credit impaired	1,572	263	—	1,835
At 31 Dec 2024	3,241	3,710	308	7,259

Allowance for ECL by credit quality
Strong	—	(4)	—	(4)
Good	—	(3)	—	(3)
Satisfactory	—	(13)	—	(13)
Sub-standard	(261)	(30)	(17)	(308)
Credit impaired	(749)	(81)	—	(830)
At 31 Dec 2024	(1,010)	(131)	(17)	(1,158)

Allowance for ECL by stage distribution
Stage 1	—	(9)	—	(9)
Stage 2	(261)	(41)	(17)	(319)
Stage 3	(743)	(81)	—	(824)
POCI	(6)	—	—	(6)
At 31 Dec 2024	(1,010)	(131)	(17)	(1,158)

ECL coverage %	31.2	3.5	5.5	16.0

Loans and advances to customers[1]	6,033	4,917	839	11,789
Guarantees issued and others[2]	255	66	37	358
Total mainland China commercial real estate exposure at 31 Dec 2023	6,288	4,983	876	12,147

Distribution of mainland China commercial real estate exposure by credit quality
Strong	781	1,723	6	2,510
Good	604	953	421	1,978
Satisfactory	679	1,704	261	2,644
Sub-standard	1,298	327	188	1,813
Credit impaired	2,926	276	—	3,202
At 31 Dec 2023	6,288	4,983	876	12,147

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)
Good	—	(5)	(1)	(6)
Satisfactory	(3)	(27)	—	(30)
Sub-standard	(66)	(87)	(16)	(169)
Credit impaired	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

Allowance for ECL by stage distribution
Stage 1	—	(10)	—	(10)
Stage 2	(69)	(112)	(17)	(198)
Stage 3	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

ECL coverage %	28.5	5.0	1.9	17.0
1Amounts represent gross carrying amount.
2Amounts represent nominal amount for guarantees and other contingent liabilities.

HSBC Holdings plc Annual Report on Form 20-F	211
(Unaudited)
The mainland China commercial real estate portfolio continues to face challenges as market fundamentals remain weak and refinancing risks continue. The portfolio remains closely managed, with reductions in exposures driven by a combination of de-risking measures,
repayments by performing customers and write-offs in the ‘credit impaired’ category.
The portfolio of mainland China CRE loans booked in Hong Kong remains relatively higher risk, with allowances for ECL substantially against unsecured exposures. For secured exposures, allowances for
ECL are minimal, reflecting the nature and value of the security held.
Approximately half of the performing exposure in the mainland China
CRE portfolio booked in Hong Kong is lending to state-owned
enterprises and relatively strong privately-owned enterprises. This is reflected in the relatively low allowances for ECL in this part of the portfolio.
Mainland China real estate market activity remains depressed with continued weakness in underlying buyer demand for housing. Various government stimulus measures were introduced in 2024 to underpin market confidence. Despite some early signs of price stabilisation in certain cities, these measures have not yet triggered a meaningful recovery in transaction levels. Financing conditions and liquidity for borrowers operating in the real estate sector therefore remains constrained, particularly for privately-owned enterprises. A market recovery is likely to be protracted and contingent on further government support.
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
The collateral measured in the following tables consists of fixed first charges on real estate, and charges over cash and marketable financial instruments. The values in the tables represent the expected market value on an open market basis, actual values realised are a function of market conditions. No adjustment has been made to the collateral for any expected costs of recovery. Marketable securities are measured at their fair value.
Other types of collateral, such as unsupported guarantees and floating charges over the assets of a customer’s business, are not measured in the following tables. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are therefore assigned no value for disclosure purposes.
The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. When collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV figures use open market values with no adjustments, actual values realised are a function of market conditions. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 381.
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
In Europe, facilities of a working capital nature are generally not secured by a first fixed charge, and are therefore disclosed as not collateralised.

212	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Wholesale lending – commercial real estate loans and advances to customers including loan commitments by level of collateral for key countries/territories (by stage)
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Not collateralised	36,168	4,709	1,704	—	42,581	0.1	9.0	47.5	—	3.0
Fully collateralised by LTV ratio	37,090	11,909	5,254	—	54,253	0.1	1.7	7.8	—	1.2
– less than 50%	20,522	5,154	2,413	—	28,089	0.1	1.7	5.7	—	0.9
– 51% to 75%	11,392	3,840	1,691	—	16,923	0.1	2.2	7.6	—	1.3
– 76% to 90%	2,554	2,277	767	—	5,598	0.1	0.9	12.5	—	2.1
– 91% to 100%	2,622	638	383	—	3,643	0.2	2.3	12.3	—	1.8
Partially collateralised (A): LTV > 100%	2,119	698	815	64	3,696	0.2	2.8	19.7	45.8	5.8
– collateral value on A	1,255	457	570	29	2,311
Total at 31 Dec 2024	75,377	17,316	7,773	64	100,530	0.1	3.8	17.7	45.8	2.1
of which: UK
Not collateralised	4,487	1,890	127	—	6,504	0.4	3.8	27.8	—	1.9
Fully collateralised by LTV ratio	9,139	3,194	305	—	12,638	0.2	1.1	8.2	—	0.6
– less than 50%	2,903	761	160	—	3,824	0.2	1.5	8.0	—	0.8
– 51% to 75%	4,202	1,693	69	—	5,964	0.2	1.2	12.0	—	0.6
– 76% to 90%	1,173	732	24	—	1,929	0.1	0.4	10.2	—	0.3
– 91% to 100%	861	8	52	—	921	0.1	7.7	2.7	—	0.3
Partially collateralised (B): LTV > 100%	503	565	119	46	1,233	0.2	2.9	21.1	48.6	5.3
– collateral value on B	296	350	69	26	741
Total UK at 31 Dec 2024	14,129	5,649	551	46	20,375	0.2	2.2	15.5	48.6	1.3
of which: Hong Kong
Not collateralised	16,380	2,312	1,404	—	20,096	—	14.3	47.9	—	5.0
Fully collateralised by LTV ratio	17,115	6,045	4,127	—	27,287	0.1	1.4	5.8	—	1.2
– less than 50%	12,935	3,589	2,102	—	18,626	0.1	1.3	3.8	—	0.7
– 51% to 75%	3,534	1,059	1,243	—	5,836	0.1	2.2	6.2	—	1.8
– 76% to 90%	336	1,050	654	—	2,040	0.1	1.1	11.8	—	4.4
– 91% to 100%	310	347	128	—	785	—	0.5	2.4	—	0.6
Partially collateralised (C): LTV > 100%	185	62	562	18	827	—	1.9	17.6	38.1	12.9
– collateral value on C	119	41	397	3	560
Total Hong Kong at 31 Dec 2024	33,680	8,419	6,093	18	48,210	—	4.9	16.6	38.1	3.0

Not collateralised	36,754	5,128	2,543	—	44,425	0.1	3.9	72.4	—	4.7
Fully collateralised by LTV ratio	46,212	15,177	1,963	—	63,352	0.1	2.5	12.0	—	1.0
– less than 50%	24,391	7,413	574	—	32,378	0.1	1.9	13.1	—	0.7
– 51% to 75%	16,086	5,240	657	—	21,983	0.1	3.1	9.3	—	1.1
– 76% to 90%	3,140	1,437	454	—	5,031	0.1	3.5	11.8	—	2.1
– 91% to 100%	2,595	1,087	278	—	3,960	0.2	2.3	16.6	—	1.9
Partially collateralised (A): LTV > 100%	7,075	1,487	156	50	8,768	0.1	1.8	30.2	14.5	1.0
– collateral value on A	4,004	1,061	115	26	5,206
Total at 31 Dec 2023	90,041	21,792	4,662	50	116,545	0.1	2.8	45.6	14.5	2.4
of which: UK
Not collateralised	4,644	1,288	97	—	6,029	0.4	2.0	12.4	—	0.9
Fully collateralised by LTV ratio	9,762	2,512	295	—	12,569	0.1	1.3	13.9	—	0.7
– less than 50%	3,514	507	51	—	4,072	0.1	1.9	21.6	—	0.6
– 51% to 75%	4,826	1,418	103	—	6,347	0.1	1.1	16.4	—	0.6
– 76% to 90%	749	292	80	—	1,121	0.1	1.3	14.9	—	1.5
– 91% to 100%	673	295	61	—	1,029	0.1	1.6	1.9	—	0.6
Partially collateralised (B): LTV > 100%	1,580	239	82	35	1,936	0.1	1.1	34.2	20.7	2.0
– collateral value on B	524	171	62	17	774
Total UK at 31 Dec 2023	15,986	4,039	474	35	20,534	0.2	1.5	17.1	20.7	0.9
of which: Hong Kong
Not collateralised	16,889	2,323	2,215	—	21,427	—	6.5	78.7	—	8.8
Fully collateralised by LTV ratio	20,783	8,447	989	—	30,219	—	2.1	5.0	—	0.8
– less than 50%	15,425	5,604	294	—	21,323	—	1.5	1.4	—	0.5
– 51% to 75%	4,102	2,140	312	—	6,554	0.1	3.8	2.1	—	1.4
– 76% to 90%	657	619	315	—	1,591	0.1	1.8	8.0	—	2.3
– 91% to 100%	599	84	68	—	751	—	0.1	20.5	—	1.9
Partially collateralised (C): LTV > 100%	1,770	616	52	15	2,453	—	0.8	24.5	—	0.7
– collateral value on C	1,569	535	39	8	2,151
Total Hong Kong at 31 Dec 2023	39,442	11,386	3,256	15	54,099	—	2.9	55.5	—	4.0

HSBC Holdings plc Annual Report on Form 20-F	213
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
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Not collateralised	713,028	62,844	6,870	5	782,747	0.1	0.9	41.5	14.2	0.5
Fully collateralised by LTV ratio	87,488	11,992	3,394	21	102,895	0.1	2.0	8.0	98.1	0.6
– less than 50%	39,432	4,360	1,703	—	45,495	0.1	1.6	6.9	—	0.5
– 51% to 75%	20,169	4,643	778	21	25,611	0.1	2.8	12.0	98.1	1.0
– 76% to 90%	9,016	1,515	512	—	11,043	0.1	1.6	7.1	—	0.6
– 91% to 100%	18,871	1,474	401	—	20,746	—	0.8	6.3	—	0.2
Partially collateralised (A): LTV > 100%	51,536	5,772	2,411	3	59,722	0.1	0.8	34.3	7.0	1.5
– collateral value on A	22,800	2,519	1,162	1	26,482
Total at 31 Dec 2024	852,052	80,608	12,675	29	945,364	0.1	1.1	31.2	72.8	0.6
of which: UK
Not collateralised	134,075	10,822	2,661	4	147,562	0.1	2.5	32.4	—	0.9
Fully collateralised by LTV ratio	24,552	3,046	968	—	28,566	0.1	2.4	5.8	—	0.6
– less than 50%	9,183	1,288	473	—	10,944	0.1	2.2	2.8	—	0.5
– 51% to 75%	7,544	1,216	244	—	9,004	0.1	2.7	7.0	—	0.7
– 76% to 90%	2,942	367	129	—	3,438	0.1	2.3	15.3	—	0.9
– 91% to 100%	4,883	175	122	—	5,180	0.1	2.1	5.3	—	0.3
Partially collateralised (B): LTV > 100%	7,016	1,055	395	—	8,466	0.2	1.3	10.8	—	0.8
– collateral value on B	3,832	581	252	—	4,665
Total UK at 31 Dec 2024	165,643	14,923	4,024	4	184,594	0.1	2.4	23.9	—	0.8
of which: Hong Kong
Not collateralised	117,849	6,389	1,313	—	125,551	—	0.6	58.1	—	0.7
Fully collateralised by LTV ratio	28,291	5,866	1,877	21	36,055	0.1	2.1	5.3	98.1	0.7
– less than 50%	14,500	1,774	903	—	17,177	0.1	1.4	5.1	—	0.5
– 51% to 75%	7,331	2,766	449	21	10,567	0.1	3.0	8.3	98.1	1.4
– 76% to 90%	2,896	752	372	—	4,020	0.1	1.9	3.6	—	0.7
– 91% to 100%	3,564	574	153	—	4,291	—	0.3	1.7	—	0.1
Partially collateralised (C): LTV > 100%	17,125	1,535	1,048	—	19,708	—	0.4	46.8	—	2.6
– collateral value on C	6,741	627	639	—	8,007
Total Hong Kong at 31 Dec 2024	163,265	13,790	4,238	21	181,314	—	1.2	31.9	98.1	0.9
Not collateralised	672,142	76,261	7,702	8	756,113	0.1	0.9	40.0	6.8	0.6
Fully collateralised by LTV ratio	113,339	19,747	2,629	23	135,738	0.1	1.4	10.7	89.8	0.5
– less than 50%	42,953	7,069	1,168	—	51,190	0.1	1.5	11.8	—	0.5
– 51% to 75%	24,011	8,222	887	—	33,120	0.1	1.3	6.4	—	0.6
– 76% to 90%	10,194	2,531	421	23	13,169	0.1	1.6	10.3	90.6	0.9
– 91% to 100%	36,181	1,925	153	—	38,259	—	1.1	27.6	—	0.2
Partially collateralised (A): LTV > 100%	53,686	9,019	2,233	3	64,941	0.1	0.7	32.2	38.4	1.3
– collateral value on A	24,505	4,266	993	1	29,765
Total at 31 Dec 2023	839,167	105,027	12,564	34	956,792	0.1	1.0	32.5	67.1	0.6
of which: UK
Not collateralised	117,824	20,401	3,423	—	141,648	0.2	1.9	23.2	—	1.0
Fully collateralised by LTV ratio	22,217	5,912	1,162	—	29,291	0.1	1.7	3.7	—	0.6
– less than 50%	7,385	2,340	601	—	10,326	0.1	1.2	1.3	—	0.5
– 51% to 75%	6,966	2,292	434	—	9,692	0.1	1.7	3.6	—	0.7
– 76% to 90%	2,256	809	106	—	3,171	0.2	2.5	15.8	—	1.3
– 91% to 100%	5,610	471	21	—	6,102	0.1	2.1	14.5	—	0.3
Partially collateralised (B): LTV > 100%	6,335	1,732	299	—	8,366	0.2	1.8	18.4	—	1.2
– collateral value on B	3,508	1,080	175	—	4,763
Total UK at 31 Dec 2023	146,376	28,045	4,884	—	179,305	0.2	1.8	18.3	—	0.9
of which: Hong Kong
Not collateralised	114,025	7,523	906	—	122,454	—	0.4	57.5	—	0.5
Fully collateralised by LTV ratio	32,857	8,918	877	22	42,674	0.1	1.3	6.6	94.7	0.5
– less than 50%	16,175	2,898	230	—	19,303	0.1	1.4	11.8	—	0.4
– 51% to 75%	9,461	4,515	336	—	14,312	0.1	1.2	3.1	—	0.5
– 76% to 90%	4,245	863	253	22	5,383	0.1	1.8	2.0	94.7	0.9
– 91% to 100%	2,976	642	58	—	3,676	—	0.4	27.0	—	0.5
Partially collateralised (C): LTV > 100%	16,152	2,887	704	—	19,743	—	0.6	30.2	—	1.2
– collateral value on C	6,619	1,306	318	—	8,243
Total Hong Kong at 31 Dec 2023	163,034	19,328	2,487	22	184,871	0.1	0.8	31.8	94.7	0.6

214	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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
–Trading loans and advances mainly consist of reverse repos and stock borrowing, which are by their nature collateralised.
–Cash collateral is posted to satisfy margin requirements. There is limited credit risk on cash collateral posted since in the event of default of the counterparty this would be set off against the related liability.
Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described on page 422 of the financial statements.
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

Notional contract amounts and fair values of derivatives
	2024			2023
	Notional amount	Fair value		Notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	$m	$m	$m	$m	$m	$m
Total OTC derivatives	29,273,397	368,938	367,759	24,551,539	337,066	343,098
– total OTC derivatives cleared by central counterparties	13,484,581	111,974	113,091	11,130,785	116,520	118,796
– total OTC derivatives not cleared by central counterparties	15,788,816	256,964	254,668	13,420,754	220,546	224,302
Total exchange traded derivatives	1,267,685	12,445	9,435	1,111,247	9,134	8,159
Gross	30,541,082	381,383	377,194	25,662,786	346,200	351,258
Offset		(112,746)	(112,746)		(116,486)	(116,486)
At 31 Dec		268,637	264,448		229,714	234,772
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
It provides details of the main legal entities, countries and products that are driving the change observed in personal gross loans and advances to customers, with the impact of foreign exchange
separately identified. Additionally, Hong Kong and UK mortgage book loan to value (‘LTV’) data is provided.
This section also provides reconciliations of the opening
1 January 2024 to 31 December 2024 closing gross carrying/nominal amounts and associated allowance for ECL by product. Further product granularity is also provided by stage, with data for our main legal entities presented for gross loans and advances to customers, loan and other credit-related commitments and financial guarantees.
At 31 December 2024, total personal lending for gross loans and advances to customers of $447.2bn decreased by $0.3bn on a
reported basis, compared with 31 December 2023. This decrease included adverse foreign exchange movements of $9.9bn. On a
constant currency basis, the increase of $9.6bn was driven by growth in mortgages (up $7.5bn) and other personal lending (up $2.1bn).
On a constant currency basis, mortgage lending gross balances increased by $7.5bn to $361.3bn at 31 December 2024. Mortgages
grew in our main legal entities in the UK (up $4.5bn), in the US (up
$2.7bn), Australia (up $1.3bn) and Mexico (up $0.3bn). These
increases were partly offset by a $1.2bn decrease in China, mainly due to loan repayments.

HSBC Holdings plc Annual Report on Form 20-F	215
On a constant currency basis, other personal lending balances at
31 December 2024 increased by $2.1bn compared with 31 December
2023. This included an increase in our entities in Europe (up $1.1bn), in our entities in Asia (up $1.0bn) and in Mexico (up $0.3bn). This was
partly offset by the sale of our business in Argentina (down $0.3bn).
Total personal lending gross carrying amounts in stage 2 decreased by $7.6bn compared with 31 December 2023. Excluding adverse
foreign exchange movements of $1.1bn, the decrease of $6.5bn was driven by a reduction in credit judgements, primarily in the UK.
At 31 December 2024, the write-offs attributable to personal lending increased by $0.2bn to $1.5bn, compared with 31 December 2023.
At 31 December 2024, the allowance for ECL attributable to personal lending, excluding off-balance sheet loan commitments and
guarantees, decreased by $0.3bn to $2.5bn, compared with
31 December 2023. This decrease included favourable foreign
exchange movements of $0.2bn.
On a constant currency basis, the allowance for ECL attributable to other personal lending of $2.1bn decreased by $0.1bn compared with
31 December 2023. This net release was driven by resilient
performance and a reduction in credit judgements in the UK. The allowance for ECL attributable to mortgages of $0.5bn remained unchanged compared with 31 December 2023.
The quality of both our Hong Kong and UK mortgage books remained strong, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 67%, compared with an estimated 63% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 69%, compared with an estimated 53% for the overall mortgage portfolio.

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	324,703	34,177	2,450	361,330	(59)	(130)	(284)	(473)
– of which: interest-only (including offset)	21,155	2,457	103	23,715	(3)	(10)	(17)	(30)
– affordability (including US adjustable rate mortgages)	16,628	386	243	17,257	(2)	(2)	(7)	(11)
Other personal lending	79,043	5,742	1,110	85,895	(511)	(1,028)	(512)	(2,051)
– second lien residential mortgages	366	10	19	395	—	—	(2)	(2)
– guaranteed loans in respect of residential property	6,492	186	20	6,698	(2)	(2)	(5)	(9)
– other personal lending which is secured	30,564	478	138	31,180	(12)	(4)	(15)	(31)
– credit cards	21,611	2,991	313	24,915	(268)	(660)	(199)	(1,127)
– other personal lending which is unsecured	18,198	1,864	598	20,660	(214)	(345)	(279)	(838)
– motor vehicle finance	1,812	213	22	2,047	(15)	(17)	(12)	(44)
At 31 Dec 2024	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)
By legal entity
HSBC UK Bank plc	152,338	31,325	1,075	184,738	(148)	(307)	(211)	(666)
HSBC Bank plc[1]	23,501	1,198	324	25,023	(17)	(24)	(99)	(140)
The Hongkong and Shanghai Banking Corporation Limited	191,614	5,519	1,170	198,303	(174)	(385)	(164)	(723)
HSBC Bank Middle East Limited	3,678	158	40	3,876	(14)	(29)	(30)	(73)
HSBC North America Holdings Inc.	20,851	497	327	21,675	(4)	(12)	(11)	(27)
Grupo Financiero HSBC, S.A. de C.V.	11,016	1,172	620	12,808	(207)	(400)	(279)	(886)
Other trading entities[1]	748	50	4	802	(6)	(1)	(2)	(9)
At 31 Dec 2024	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)
1At 31 December 2023, ‘Other trading entities’ included gross carrying amount of $9,079m and allowances for ECL of $23m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	51,078	442	47	51,567	(6)	—	(3)	(9)
HSBC Bank plc	1,605	7	2	1,614	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	189,737	1,165	35	190,937	(4)	—	(2)	(6)
HSBC Bank Middle East Limited	2,452	7	—	2,459	—	—	—	—
HSBC North America Holdings Inc.	3,707	68	2	3,777	—	—	—	—
HSBC Bank Canada	—	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	3,892	—	—	3,892	(7)	—	—	(7)
Other trading entities	434	2	—	436	—	—	—	—
At 31 Dec 2024	252,905	1,691	86	254,682	(17)	—	(5)	(22)

216	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Total personal lending for loans and advances to customers at amortised cost by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	320,410	38,287	2,212	360,909	(102)	(200)	(269)	(571)
– of which: interest-only (including offset)	21,895	2,923	139	24,957	(4)	(27)	(31)	(62)
– affordability (including US adjustable rate mortgages)	14,380	381	291	15,052	(3)	(1)	(10)	(14)
Other personal lending	76,124	9,196	1,293	86,613	(477)	(1,234)	(585)	(2,296)
– second lien residential mortgages	317	58	21	396	—	(3)	(5)	(8)
– guaranteed loans in respect of residential property	8,001	502	90	8,593	(1)	(5)	(14)	(20)
– other personal lending which is secured	28,900	424	157	29,481	(13)	(5)	(24)	(42)
– credit cards	19,909	4,419	352	24,680	(236)	(697)	(203)	(1,136)
– other personal lending which is unsecured	17,010	3,582	659	21,251	(212)	(505)	(331)	(1,048)
– motor vehicle finance	1,987	211	14	2,212	(15)	(19)	(8)	(42)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)
By legal entity
HSBC UK Bank plc	146,354	35,190	1,218	182,762	(152)	(490)	(255)	(897)
HSBC Bank plc	14,598	1,747	273	16,618	(24)	(22)	(91)	(137)
The Hongkong and Shanghai Banking Corporation Limited	191,382	7,741	948	200,071	(165)	(402)	(162)	(729)
HSBC Bank Middle East Limited	3,335	397	47	3,779	(19)	(33)	(36)	(88)
HSBC North America Holdings Inc.	18,096	553	364	19,013	(5)	(14)	(16)	(35)
Grupo Financiero HSBC, S.A. de C.V.	12,717	1,740	536	14,993	(197)	(463)	(273)	(933)
Other trading entities	10,052	115	119	10,286	(17)	(10)	(21)	(48)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	52,093	734	88	52,915	(11)	—	(2)	(13)
HSBC Bank plc	1,630	36	4	1,670	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	181,967	2,479	223	184,669	(3)	—	—	(3)
HSBC Bank Middle East Limited	1,978	7	1	1,986	—	—	—	—
HSBC North America Holdings Inc.	3,695	72	8	3,775	—	—	—	—
HSBC Bank Canada	6,610	113	30	6,753	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,308	—	—	4,308	(8)	—	—	(8)
Other trading entities	2,008	31	1	2,040	(1)	—	—	(1)
At 31 Dec 2023	254,289	3,472	355	258,116	(23)	—	(2)	(25)
Exposure to UK interest-only mortgage loans
The following information is presented for HSBC branded interest-
only mortgage loans. This excludes offset mortgages in first direct and private banking mortgages.
At the end of 2024, the average LTV ratio of the interest-only mortgage loans was 44% (2023: 44%), and 99% (2023: 97%) had an
LTV ratio of 75% or less.
Of the interest-only mortgage loans that expired in 2022, 82% were repaid within 12 months of expiry with a total of 97% being repaid within 24 months of expiry. For those expired during 2023, 83% were repaid within 12 months of expiry.
At 31 December 2024, interest-only mortgage loan exposures were
$15.2bn (2023: $15.2bn) and the maturity profile was as follows:

UK interest-only mortgage loans
$m
Expired interest-only mortgage loans	128
Interest-only mortgage loans by maturity
– 2025	165
– 2026	247
– 2027	366
– 2028	515
– 2029–2033	2,728
– post-2033	11,100
At 31 Dec 2024	15,249

HSBC Holdings plc Annual Report on Form 20-F	217

UK interest-only mortgage loans (continued)
$m
Expired interest-only mortgage loans	141
Interest-only mortgage loans by maturity
– 2024	141
– 2025	242
– 2026	315
– 2027	436
– 2028–2032	2,919
– post-2032	11,010
At 31 Dec 2023	15,204
Exposure to offset mortgage in first direct
The offset mortgage in first direct is no longer on sale and is only available for existing offset mortgage customers. It works by grouping together the customer’s mortgage, savings and current accounts to offset their credit and debit balances against their mortgage exposure. At
31 December 2024, exposures were worth a total $4.1bn with an average LTV ratio of 28% (2023: $5.0bn exposure and 29% LTV ratio).
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
In addition, three reconciliations by stage of the Group’s gross carrying/nominal amount and allowances for first lien mortgages, credit cards and other personal lending, including loan commitments and financial guarantees, have been included following the adoption of the recommendations of the DECL Taskforce’s third report since 2023.

Personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	650,823	(602)	50,955	(1,434)	3,860	(856)	705,638	(2,892)
Transfers of financial instruments:	(2,023)	(1,045)	(345)	1,477	2,368	(432)	—	—
– transfers from stage 1 to stage 2	(45,220)	246	45,220	(246)	—	—	—	—
– transfers from stage 2 to stage 1	43,549	(1,247)	(43,549)	1,247	—	—	—	—
– transfers to stage 3	(743)	9	(2,715)	685	3,458	(694)	—	—
– transfers from stage 3	391	(53)	699	(209)	(1,090)	262	—	—
Net remeasurement of ECL arising from transfer of stage	—	745	—	(605)	—	(132)	—	8
Changes due to modifications not derecognised	—	—	—	—	(25)	—	(25)	—
Net new and further lending/repayments	29,789	(17)	(7,889)	278	(796)	470	21,104	731
Change to risk parameters – credit quality	—	251	—	(874)	—	(1,437)	—	(2,060)
Changes to models used for ECL calculation	—	29	—	(109)	—	(20)	—	(100)
Assets written off	—	—	—	—	(1,534)	1,534	(1,534)	1,534
Foreign exchange and others[1,2,3]	(21,938)	52	(1,111)	109	(227)	72	(23,276)	233
At 31 Dec 2024	656,651	(587)	41,610	(1,158)	3,646	(801)	701,907	(2,546)
ECL income statement change for the period		1,008		(1,310)		(1,119)		(1,421)
Recoveries								220
Others								(32)
Total ECL income statement change for the period								(1,233)
1Total includes $0.8bn of gross carrying loans and advances to customers, which were classified to assets held for sale, and a corresponding allowance for ECL of
$23m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.
2Total includes $6.4bn of nominal amount and $1m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
3Total includes $2.4bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Argentina during 2024.
As shown in the above table, the allowance for ECL for loans and advances to customers and relevant loan commitments and financial guarantees decreased by $346m during the period from $2,892m at 31 December 2023 to $2,546m at 31 December 2024.

218	HSBC Holdings plc Annual Report on Form 20-F
Risk review

This decrease was driven by:
–$1,534m of assets written off;
–$731m relating to volume movements, which included the
allowance for ECL associated with new originations, assets
derecognised and further lending/repayment;
–foreign exchange and other movements of $233m; and
–$8m relating to the net remeasurement impact of stage transfers.
These were partly offset by:
–$2,060m relating to credit quality changes, including the credit quality impact of financial instruments transferring between stages; and
–$100m of changes to models used for ECL calculation.
The ECL charge for the period of $1,421m presented in the above table consisted of $2,060m relating to credit quality changes, including the credit quality impact of financial instruments transferring between stages, and $100m relating to changes to models used for the calculation of ECL. This was partly offset by $731m relating to underlying net book volume movements and $8m relating to the net remeasurement impact of stage transfer.
During the period, there was a net transfer between stage 1 and stage 2 of $1,671m gross carrying/nominal amounts. This increase was mainly driven by HSBC UK ($3,410m) due to mortgages portfolio and Mexico ($860m) due to a slight deterioration in unsecured lending portfolio, partly offset by Hong Kong ($2,983m) due to improvement in credit cards and other unsecured lending portfolio.
A summary of basis of preparation is available on page 191.

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
1Total includes $7.8bn of gross carrying loans and advances and a corresponding allowance for ECL of $11m, due to the retention of certain balances previously classified as assets held for sale of our retail banking operations in France. For further details, see Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.
2Total includes $2.0bn of gross carrying loans and advances to customers, which were classified to assets held for sale, and a corresponding allowance for ECL of
$20m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.

HSBC Holdings plc Annual Report on Form 20-F	219

First lien residential mortgages – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	340,764	(109)	38,513	(202)	2,258	(264)	381,535	(575)
Transfers of financial instruments:	(3,561)	(232)	2,694	232	867	—	—	—
– transfers from stage 1 to stage 2	(33,524)	23	33,524	(23)	—	—	—	—
– transfers from stage 2 to stage 1	30,113	(244)	(30,113)	244	—	—	—	—
– transfers to stage 3	(290)	6	(1,127)	90	1,417	(96)	—	—
– transfers from stage 3	140	(17)	410	(79)	(550)	96	—	—
Net remeasurement of ECL arising from transfer of stage	—	163	—	(152)	—	(30)	—	(19)
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—
Net new and further lending/repayments	14,008	20	(6,336)	26	(523)	33	7,149	79
Change to risk parameters – credit quality	—	115	—	(73)	—	(103)	—	(61)
Changes to models used for ECL calculation	—	(8)	—	29	—	1	—	22
Assets written off	—	—	—	—	(63)	63	(63)	63
Foreign exchange and others	(6,535)	(7)	(530)	10	(65)	15	(7,130)	18
At 31 Dec 2024	344,676	(58)	34,341	(130)	2,474	(285)	381,491	(473)
ECL income statement change for the period		290		(170)		(99)		21
Recoveries								7
Others								(1)
Total ECL income statement change for the period								27

At 1 Jan 2023	317,666	(74)	40,048	(231)	2,230	(270)	359,944	(575)
Transfers of financial instruments:	(1,182)	(109)	421	138	761	(29)	—	—
– transfers from stage 1 to stage 2	(41,207)	28	41,207	(28)	—	—	—	—
– transfers from stage 2 to stage 1	40,164	(117)	(40,164)	117	—	—	—	—
– transfers to stage 3	(354)	1	(958)	100	1,312	(101)	—	—
– transfers from stage 3	215	(21)	336	(51)	(551)	72	—	—
Net remeasurement of ECL arising from transfer of stage	—	72	—	(79)	—	(67)	—	(74)
Net new and further lending/repayments	15,447	(3)	(3,939)	22	(751)	322	10,757	341
Change to risk parameters – credit quality	—	16	—	(67)	—	(269)	—	(320)
Changes to models used for ECL calculation	—	(2)	—	28	—	—	—	26
Assets written off	—	—	—	—	(53)	53	(53)	53
Foreign exchange and others	8,833	(9)	1,983	(13)	71	(4)	10,887	(26)
At 31 Dec 2023	340,764	(109)	38,513	(202)	2,258	(264)	381,535	(575)
ECL income statement change for the period		83		(96)		(14)		(27)
Recoveries								10
Others								13
Total ECL income statement change for the period								(4)

220	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Credit cards – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	153,292	(253)	6,547	(698)	450	(144)	160,289	(1,095)
Transfers of financial instruments:	796	(453)	(1,469)	717	673	(264)	—	—
– transfers from stage 1 to stage 2	(6,427)	129	6,427	(129)	—	—	—	—
– transfers from stage 2 to stage 1	7,255	(569)	(7,255)	569	—	—	—	—
– transfers to stage 3	(179)	2	(765)	327	944	(329)	—	—
– transfers from stage 3	147	(15)	124	(50)	(271)	65	—	—
Net remeasurement of ECL arising from transfer of stage	—	280	—	(256)	—	(45)	—	(21)
Changes due to modifications not derecognised	—	—	—	—	(2)	—	(2)	—
Net new and further lending/repayments	9,604	18	(1,122)	127	(1)	194	8,481	339
Change to risk parameters – credit quality	—	79	—	(476)	—	(694)	—	(1,091)
Changes to models used for ECL calculation	—	22	—	(122)	—	1	—	(99)
Assets written off	—	—	—	—	(736)	736	(736)	736
Foreign exchange and others[1]	(7,380)	27	(196)	50	(41)	17	(7,617)	94
At 31 Dec 2024	156,312	(280)	3,760	(658)	343	(199)	160,415	(1,137)
ECL income statement change for the period		399		(727)		(544)		(872)
Recoveries								106
Others								(10)
Total ECL income statement change for the period								(776)
1Total includes $4.5bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Canada and our business in Argentina during 2024.

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	140,519	(244)	6,747	(777)	353	(160)	147,619	(1,181)
Transfers of financial instruments:	199	(292)	(848)	496	649	(204)	—	—
– transfers from stage 1 to stage 2	(7,855)	102	7,855	(102)	—	—	—	—
– transfers from stage 2 to stage 1	8,124	(391)	(8,124)	391	—	—	—	—
– transfers to stage 3	(82)	1	(621)	227	703	(228)	—	—
– transfers from stage 3	12	(4)	42	(20)	(54)	24	—	—
Net remeasurement of ECL arising from transfer of stage	—	185	—	(301)	—	(5)	—	(121)
Net new and further lending/repayments	13,206	27	621	169	12	(41)	13,839	155
Change to risk parameters – credit quality	—	82	—	(281)	—	(301)	—	(500)
Changes to models used for ECL calculation	—	(9)	—	15	—	1	—	7
Assets written off	—	—	—	—	(571)	571	(571)	571
Foreign exchange and others	(632)	(2)	27	(19)	7	(5)	(598)	(26)
At 31 Dec 2023	153,292	(253)	6,547	(698)	450	(144)	160,289	(1,095)
ECL income statement change for the period		285		(398)		(346)		(459)
Recoveries								108
Others								(200)
Total ECL income statement change for the period								(551)

HSBC Holdings plc Annual Report on Form 20-F	221

Other personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	156,767	(240)	5,895	(534)	1,152	(448)	163,814	(1,222)
Transfers of financial instruments:	742	(360)	(1,570)	528	828	(168)	—	—
– transfers from stage 1 to stage 2	(5,269)	94	5,269	(94)	—	—	—	—
– transfers from stage 2 to stage 1	6,181	(434)	(6,181)	434	—	—	—	—
– transfers to stage 3	(274)	1	(823)	268	1,097	(269)	—	—
– transfers from stage 3	104	(21)	165	(80)	(269)	101	—	—
Net remeasurement of ECL arising from transfer of stage	—	302	—	(197)	—	(57)	—	48
Changes due to modifications not derecognised	—	—	—	—	(23)	—	(23)	—
Net new and further lending/repayments	6,177	(55)	(431)	125	(272)	243	5,474	313
Change to risk parameters – credit quality	—	57	—	(325)	—	(640)	—	(908)
Changes to models used for ECL calculation	—	15	—	(16)	—	(22)	—	(23)
Assets written off	—	—	—	—	(735)	735	(735)	735
Foreign exchange and others[1,2]	(8,023)	32	(385)	49	(121)	40	(8,529)	121
At 31 Dec 2024	155,663	(249)	3,509	(370)	829	(317)	160,001	(936)
ECL income statement change for the period		319		(413)		(476)		(570)
Recoveries								107
Others								(21)
Total ECL income statement change for the period								(484)
1Total includes $0.3bn of gross carrying loans and advances, which were classified to assets held for sale, and a corresponding allowance for ECL of $10m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.
2Total includes $4.4bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Canada during 2024.

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
1Total includes $7.2bn of gross carrying loans and advances and a corresponding allowance for ECL of $10m, due to the retention of certain balances previously classified as assets held for sale of our retail banking operations in France. For further details, see Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 433.

222	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Personal lending – credit risk profile by internal PD band for loans and advances to customers at amortised cost
		Gross carrying amount				Allowance for ECL
	PD range1 2	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
First lien residential mortgages		324,703	34,177	2,450	361,330	(59)	(130)	(284)	(473)	0.1
– Band 1	0.000 to 0.250	234,451	1,820	—	236,271	(15)	(4)	—	(19)	—
– Band 2	0.251 to 0.500	64,340	11,816	—	76,156	(10)	(9)	—	(19)	—
– Band 3	0.501 to 1.500	22,005	14,631	—	36,636	(16)	(25)	—	(41)	0.1
– Band 4	1.501 to 5.000	3,668	3,990	—	7,658	(17)	(27)	—	(44)	0.6
– Band 5	5.001 to 20.000	117	1,178	—	1,295	—	(13)	—	(13)	1.0
– Band 6	20.001 to 99.999	122	742	—	864	(1)	(52)	—	(53)	6.1
– Band 7	100.000	—	—	2,450	2,450	—	—	(284)	(284)	11.6
Credit cards		21,611	2,991	313	24,915	(268)	(660)	(199)	(1,127)	4.5
– Band 1	0.000 to 0.250	10,051	1	—	10,052	(26)	—	—	(26)	0.3
– Band 2	0.251 to 0.500	2,340	4	—	2,344	(15)	(1)	—	(16)	0.7
– Band 3	0.501 to 1.500	5,113	23	—	5,136	(72)	(5)	—	(77)	1.5
– Band 4	1.501 to 5.000	3,847	1,013	—	4,860	(123)	(103)	—	(226)	4.7
– Band 5	5.001 to 20.000	260	1,526	—	1,786	(32)	(263)	—	(295)	16.5
– Band 6	20.001 to 99.999	—	424	—	424	—	(288)	—	(288)	67.9
– Band 7	100.000	—	—	313	313	—	—	(199)	(199)	63.6
Other personal lending		57,432	2,751	797	60,980	(243)	(368)	(313)	(924)	1.5
– Band 1	0.000 to 0.250	29,124	19	—	29,143	(30)	—	—	(30)	0.1
– Band 2	0.251 to 0.500	6,109	242	—	6,351	(9)	(1)	—	(10)	0.2
– Band 3	0.501 to 1.500	11,702	121	—	11,823	(37)	(3)	—	(40)	0.3
– Band 4	1.501 to 5.000	9,006	660	—	9,666	(95)	(25)	—	(120)	1.2
– Band 5	5.001 to 20.000	1,433	1,076	—	2,509	(70)	(111)	—	(181)	7.2
– Band 6	20.001 to 99.999	58	633	—	691	(2)	(228)	—	(230)	33.3
– Band 7	100.000	—	—	797	797	—	—	(313)	(313)	39.3
At 31 Dec 2024		403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)	0.6

First lien residential mortgages		320,410	38,287	2,212	360,909	(102)	(200)	(269)	(571)	0.2
– Band 1	0.000 to 0.250	229,188	3,174	—	232,362	(16)	(14)	—	(30)	—
– Band 2	0.251 to 0.500	54,891	12,266	—	67,157	(11)	(17)	—	(28)	—
– Band 3	0.501 to 1.500	28,159	16,140	—	44,299	(22)	(49)	—	(71)	0.2
– Band 4	1.501 to 5.000	7,451	4,559	—	12,010	(52)	(30)	—	(82)	0.7
– Band 5	5.001 to 20.000	599	1,097	—	1,696	—	(11)	—	(11)	0.6
– Band 6	20.001 to 99.999	122	1,051	—	1,173	(1)	(79)	—	(80)	6.8
– Band 7	100.000	—	—	2,212	2,212	—	—	(269)	(269)	12.2
Credit cards		19,909	4,419	352	24,680	(236)	(697)	(203)	(1,136)	4.6
– Band 1	0.000 to 0.250	9,490	1	—	9,491	(32)	—	—	(32)	0.3
– Band 2	0.251 to 0.500	2,481	6	—	2,487	(21)	(1)	—	(22)	0.9
– Band 3	0.501 to 1.500	4,799	294	—	5,093	(56)	(17)	—	(73)	1.4
– Band 4	1.501 to 5.000	2,787	2,291	—	5,078	(93)	(158)	—	(251)	4.9
– Band 5	5.001 to 20.000	352	1,374	—	1,726	(34)	(258)	—	(292)	16.9
– Band 6	20.001 to 99.999	—	453	—	453	—	(263)	—	(263)	58.1
– Band 7	100	—	—	352	352	—	—	(203)	(203)	57.7
Other personal lending		56,215	4,777	941	61,933	(241)	(537)	(382)	(1,160)	1.9
– Band 1	0.000 to 0.250	28,115	30	—	28,145	(34)	(1)	—	(35)	0.1
– Band 2	0.251 to 0.500	6,634	286	—	6,920	(11)	(1)	—	(12)	0.2
– Band 3	0.501 to 1.500	12,935	329	—	13,264	(61)	(9)	—	(70)	0.5
– Band 4	1.501 to 5.000	7,215	1,447	—	8,662	(79)	(46)	—	(125)	1.4
– Band 5	5.001 to 20.000	1,137	2,005	—	3,142	(55)	(199)	—	(254)	8.1
– Band 6	20.001 to 99.999	179	680	—	859	(1)	(281)	—	(282)	32.8
– Band 7	100.000	—	—	941	941	—	—	(382)	(382)	40.6
At 31 Dec 2023		396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)	0.6
112-month point in time adjusted for multiple economic scenarios.
2PD bands do not consider the impact of any management judgemental adjustments on stage or allowances for ECL including the impact of new models not yet formally implemented. For a list of management judgemental adjustments see page 185.

HSBC Holdings plc Annual Report on Form 20-F	223

Personal lending – credit risk profile by internal PD band for loan and other credit-related commitments and financial guarantees
		Nominal amount				Allowance for ECL
	PD range[1]	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit- related commitments		251,489	1,680	86	253,255	(17)	—	(5)	(22)	—
– Band 1	0.000 to 0.250	199,314	65	—	199,379	(9)	—	—	(9)	—
– Band 2	0.251 to 0.500	14,409	178	—	14,587	(2)	—	—	(2)	—
– Band 3	0.501 to 1.500	28,081	389	—	28,470	(1)	—	—	(1)	—
– Band 4	1.501 to 5.000	8,431	463	—	8,894	(3)	—	—	(3)	—
– Band 5	5.001 to 20.000	800	484	—	1,284	(2)	—	—	(2)	0.2
– Band 6	20.001 to 99.999	454	101	—	555	—	—	—	—	—
– Band 7	100.000	—	—	86	86	—	—	(5)	(5)	5.8
Financial guarantees		1,416	11	—	1,427	—	—	—	—	—
– Band 1	0.000 to 0.250	743	—	—	743	—	—	—	—	—
– Band 2	0.251 to 0.500	389	—	—	389	—	—	—	—	—
– Band 3	0.501 to 1.500	55	—	—	55	—	—	—	—	—
– Band 4	1.501 to 5.000	220	—	—	220	—	—	—	—	—
– Band 5	5.001 to 20.000	3	11	—	14	—	—	—	—	—
– Band 6	20.001 to 99.999	6	—	—	6	—	—	—	—	—
– Band 7	100.000	—	—	—	—	—	—	—	—	—
At 31 Dec 2024		252,905	1,691	86	254,682	(17)	—	(5)	(22)	—

Loan and other credit- related commitments		253,183	3,459	355	256,997	(23)	—	(2)	(25)	—
– Band 1	0.000 to 0.250	196,201	114	—	196,315	(15)	—	—	(15)	—
– Band 2	0.251 to 0.500	17,861	63	—	17,924	(1)	—	—	(1)	—
– Band 3	0.501 to 1.500	29,623	1,262	—	30,885	(1)	—	—	(1)	—
– Band 4	1.501 to 5.000	8,550	1,334	—	9,884	(4)	—	—	(4)	—
– Band 5	5.001 to 20.000	508	564	—	1,072	(2)	—	—	(2)	0.2
– Band 6	20.001 to 99.999	440	122	—	562	—	—	—	—	—
– Band 7	100.000	—	—	355	355	—	—	(2)	(2)	0.6
Financial guarantees		1,106	13	—	1,119	—	—	—	—	—
– Band 1	0.000 to 0.250	348	—	—	348	—	—	—	—	—
– Band 2	0.251 to 0.500	386	—	—	386	—	—	—	—	—
– Band 3	0.501 to 1.500	359	1	—	360	—	—	—	—	—
– Band 4	1.501 to 5.000	3	—	—	3	—	—	—	—	—
– Band 5	5.001 to 20.000	2	12	—	14	—	—	—	—	—
– Band 6	20.001 to 99.999	8	—	—	8	—	—	—	—	—
– Band 7	100.000	—	—	—	—	—	—	—	—	—
At 31 Dec 2023		254,289	3,472	355	258,116	(23)	—	(2)	(25)	—
112-month point in time adjusted for multiple economic scenarios.

224	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage
(Audited)
	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	%	%	%	%
Fully collateralised by LTV ratio	332,641	34,203	2,371	369,215	—	0.4	10.0	0.1
– less than 50%	141,331	18,076	1,238	160,645	—	0.2	7.6	0.1
– 51% to 70%	111,963	11,507	698	124,168	—	0.4	11.2	0.1
– 71% to 80%	39,374	3,040	242	42,656	—	0.7	13.1	0.1
– 81% to 90%	25,514	1,264	131	26,909	—	0.9	15.0	0.1
– 91% to 100%	14,459	316	62	14,837	—	1.8	22.4	0.1
Partially collateralised (A): LTV > 100%	12,031	139	103	12,273	—	3.2	46.2	0.4
– collateral value on A	11,274	126	70	11,470
Total at 31 Dec 2024	344,672	34,342	2,474	381,488	—	0.4	11.5	0.1
of which: UK
Fully collateralised by LTV ratio	151,264	30,574	747	182,585	—	0.2	8.5	0.1
– less than 50%	62,753	16,689	445	79,887	—	0.1	6.9	0.1
– 51% to 70%	50,374	10,456	206	61,036	—	0.2	9.7	0.1
– 71% to 80%	20,552	2,423	64	23,039	—	0.4	12.1	0.1
– 81% to 90%	15,965	939	23	16,927	—	0.6	13.0	0.1
– 91% to 100%	1,620	67	9	1,696	—	0.7	16.7	0.1
Partially collateralised (B): LTV > 100%	146	15	5	166	—	1.0	27.7	0.9
– collateral value on B	109	12	4	125
Total UK at 31 Dec 2024	151,410	30,589	752	182,751	—	0.2	8.6	0.1
of which: Hong Kong
Fully collateralised	95,751	756	138	96,645	—	—	1.3	—
– less than 50%	38,894	372	79	39,345	—	—	0.4	—
– 51% to 70%	30,088	227	31	30,346	—	—	0.4	—
– 71% to 80%	6,783	47	11	6,841	—	—	5.1	—
– 81% to 90%	7,602	42	9	7,653	—	0.2	1.1	—
– 91% to 100%	12,384	68	8	12,460	—	0.1	8.8	—
Partially collateralised (C): LTV > 100%	11,744	103	14	11,861	—	0.2	19.1	—
– collateral value on C	11,034	96	12	11,142
Total Hong Kong at 31 Dec 2024	107,495	859	152	108,506	—	0.1	2.9	—

Fully collateralised by LTV ratio	331,279	38,378	2,129	371,786	—	0.5	10.1	0.1
– less than 50%	140,992	19,715	1,165	161,872	—	0.3	7.1	0.1
– 51% to 70%	113,043	12,636	568	126,247	—	0.6	10.9	0.1
– 71% to 80%	37,866	4,111	229	42,206	—	0.9	15.2	0.2
– 81% to 90%	23,278	1,499	109	24,886	—	1.2	17.3	0.2
– 91% to 100%	16,100	417	58	16,575	—	1.6	28.9	0.2
Partially collateralised (A): LTV > 100%	9,529	136	129	9,794	—	3.4	42.0	0.6
– collateral value on A	8,968	123	104	9,195
Total at 31 Dec 2023	340,808	38,514	2,258	381,580	—	0.5	11.9	0.1
of which: UK
Fully collateralised by LTV ratio	146,739	33,597	759	181,095	—	0.3	9.7	0.1
– less than 50%	60,403	17,629	458	78,490	—	0.2	7.9	0.1
– 51% to 70%	49,945	11,248	207	61,400	—	0.4	9.4	0.1
– 71% to 80%	20,293	3,275	61	23,629	—	0.6	13.4	0.1
– 81% to 90%	12,946	1,161	18	14,125	—	0.8	17.5	0.1
– 91% to 100%	3,152	284	15	3,451	—	1.0	41.6	0.3
Partially collateralised (B): LTV > 100%	317	19	27	363	0.1	1.7	17.5	1.4
– collateral value on B	244	15	22	281
Total UK at 31 Dec 2023	147,056	33,616	786	181,458	—	0.3	9.9	0.1
of which: Hong Kong
Fully collateralised by LTV ratio	97,414	1,354	93	98,861	—	—	0.3	—
– less than 50%	41,903	831	66	42,800	—	—	0.1	—
– 51% to 70%	29,762	330	15	30,107	—	—	0.5	—
– 71% to 80%	5,260	48	2	5,310	—	0.1	0.4	—
– 81% to 90%	8,161	61	4	8,226	—	0.1	1.9	—
– 91% to 100%	12,328	84	6	12,418	—	0.3	1.8	—
Partially collateralised (C): LTV > 100%	8,973	86	4	9,063	—	0.9	7.8	—
– collateral value on C	8,535	81	4	8,620
Total Hong Kong at 31 Dec 2023	106,387	1,440	97	107,924	—	0.1	0.7	—

HSBC Holdings plc Annual Report on Form 20-F	225
Supplementary information

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	102,245	17,540	21,771	124,016	(1,412)	(289)	(234)	(1,646)
–of which: HSBC UK Bank plc (ring-fenced bank)	79,833	16,722	10,268	90,101	(1,146)	(260)	(54)	(1,200)
–of which: HSBC Bank plc (non-ring-fenced bank)	22,412	818	11,503	33,915	(266)	(29)	(180)	(446)
– of which: Other trading entities	—	—	—	—	—	—	—	—
France	25,950	3,986	7,222	33,172	(257)	(42)	(9)	(266)
Germany	6,256	264	421	6,677	(153)	—	—	(153)
Hong Kong	118,332	42,042	17,846	136,178	(2,922)	(1,494)	(112)	(3,034)
Australia	12,532	4,509	2,931	15,463	(30)	(3)	—	(30)
India	12,540	2,581	6,425	18,965	(45)	(5)	(6)	(51)
Indonesia	3,132	184	356	3,488	(109)	(44)	—	(109)
Mainland China	29,930	5,326	8,044	37,974	(222)	(117)	(6)	(228)
Malaysia	5,773	1,067	278	6,051	(40)	(10)	—	(40)
Singapore	17,267	3,266	1,830	19,097	(234)	(80)	(1)	(235)
Taiwan	3,848	60	—	3,848	—	—	—	—
Egypt	777	32	51	828	(115)	(20)	—	(115)
UAE	13,278	1,809	1,589	14,867	(408)	(258)	—	(408)
US	24,084	4,028	10,348	34,432	(246)	(106)	(47)	(293)
Mexico	10,318	525	1,407	11,725	(201)	(9)	(11)	(212)
Other	24,422	2,844	1,945	26,367	(361)	(121)	(10)	(371)
At 31 Dec 2024	410,684	90,063	82,464	493,148	(6,755)	(2,598)	(436)	(7,191)

UK	105,536	17,852	18,343	123,879	(1,451)	(246)	(231)	(1,682)
–of which: HSBC UK Bank plc (ring-fenced bank)	80,248	17,060	9,372	89,620	(1,212)	(212)	(66)	(1,278)
–of which: HSBC Bank plc (non-ring-fenced bank)	24,791	792	8,971	33,762	(240)	(34)	(165)	(405)
– of which: Other trading entities	497	—	—	497	1	—	—	1
France	27,017	4,796	5,701	32,718	(636)	(53)	(18)	(654)
Germany	6,667	240	632	7,299	(74)	—	—	(74)
Hong Kong	125,340	48,594	19,319	144,659	(3,099)	(2,147)	(57)	(3,156)
Australia	12,685	4,443	1,564	14,249	(49)	(1)	—	(49)
India	10,856	2,083	5,315	16,171	(47)	(7)	(4)	(51)
Indonesia	3,100	162	411	3,511	(136)	(58)	—	(136)
Mainland China	28,655	6,709	7,775	36,430	(313)	(212)	(11)	(324)
Malaysia	5,797	1,137	258	6,055	(69)	(15)	—	(69)
Singapore	15,845	3,458	948	16,793	(321)	(40)	(1)	(322)
Taiwan	4,512	30	81	4,593	—	—	—	—
Egypt	899	45	86	985	(128)	(10)	(1)	(129)
UAE	13,740	1,979	823	14,563	(543)	(296)	—	(543)
US	26,993	5,143	9,155	36,148	(239)	(101)	(58)	(297)
Mexico	11,326	865	1,349	12,675	(320)	(19)	(5)	(325)
Other	28,687	3,919	2,672	31,359	(378)	(81)	(18)	(396)
At 31 Dec 2023	427,655	101,455	74,432	502,087	(7,803)	(3,286)	(404)	(8,207)
1Real estate lending within this disclosure corresponds solely to the industry of the borrower. Commercial real estate on page 207 includes borrowers in multiple industries investing in income-producing assets and, to a lesser extent, their construction and development.

226	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	170,809	21,426	8,016	192,235	(139)	(540)	(284)	(679)
–of which: HSBC UK Bank plc (ring-fenced bank)	166,709	18,029	7,933	184,738	(132)	(534)	(283)	(666)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,100	3,397	83	7,497	(7)	(6)	(1)	(13)
–of which: Other trading entities	—	—	—	—	—	—	—	—
France[1]	377	6,601	1	6,978	(12)	(12)	—	(24)
Germany	—	—	—	—	—	—	—	—
Hong Kong	107,759	31,676	10,165	139,435	(5)	(421)	(291)	(426)
Australia	22,154	407	372	22,561	(7)	(9)	(8)	(16)
India	1,984	865	265	2,849	(3)	(18)	(14)	(21)
Indonesia	46	323	142	369	(3)	(11)	(6)	(14)
Mainland China	6,087	771	227	6,858	(12)	(42)	(33)	(54)
Malaysia	3,252	1,198	938	4,450	(23)	(62)	(36)	(85)
Singapore	5,802	6,653	571	12,455	—	(56)	(28)	(56)
Taiwan	5,788	1,424	340	7,212	—	(15)	(4)	(15)
Egypt	—	321	89	321	—	(1)	—	(1)
UAE	2,082	1,338	543	3,420	(3)	(55)	(31)	(58)
US	21,021	653	195	21,674	(12)	(16)	(14)	(28)
Mexico	7,488	5,320	2,242	12,808	(167)	(719)	(339)	(886)
Other	6,681	6,919	809	13,600	(87)	(74)	(39)	(161)
At 31 Dec 2024	361,330	85,895	24,915	447,225	(473)	(2,051)	(1,127)	(2,524)

UK	168,469	19,503	8,056	187,972	(209)	(697)	(339)	(906)
– of which: HSBC UK Bank plc (ring-fenced bank)	164,878	17,884	7,975	182,762	(205)	(692)	(336)	(897)
– of which: HSBC Bank plc (non-ring-fenced bank)	3,226	141	81	3,367	(3)	(5)	(2)	(8)
– of which: Other trading entities	365	1,478	—	1,843	(1)	—	(1)	(1)
France[1]	436	7,476	1	7,912	(13)	(8)	—	(21)
Germany	—	165	—	165	—	—	—	—
Hong Kong	107,182	31,248	9,663	138,430	(2)	(417)	(286)	(419)
Australia	23,001	446	396	23,447	(5)	(19)	(18)	(24)
India	1,537	680	185	2,217	(4)	(16)	(12)	(20)
Indonesia	58	288	137	346	(2)	(11)	(7)	(13)
Mainland China	7,503	754	287	8,257	(3)	(49)	(39)	(52)
Malaysia	2,313	2,115	882	4,428	(23)	(87)	(36)	(110)
Singapore	8,151	5,589	521	13,740	—	(38)	(17)	(38)
Taiwan	5,607	1,370	309	6,977	—	(17)	(4)	(17)
Egypt	—	341	89	341	—	(1)	(1)	(1)
UAE	1,957	1,325	440	3,282	(10)	(62)	(24)	(72)
US	18,340	673	199	19,013	(15)	(19)	(14)	(34)
Mexico	8,778	6,215	2,465	14,993	(176)	(757)	(297)	(933)
Other	7,577	8,425	1,050	16,002	(109)	(98)	(42)	(207)
At 31 Dec 2023	360,909	86,613	24,680	447,522	(571)	(2,296)	(1,136)	(2,867)
1Included in other personal lending at 31 December 2024 is $6,562m (31 December 2023: $7,424m) guaranteed by Crédit Logement.

HSBC Holdings plc Annual Report on Form 20-F	227

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
WPB[1]	569,548	39,984	3,717	—	613,249	(596)	(1,166)	(811)	—	(2,573)
CMB	436,536	44,223	16,912	48	497,719	(446)	(1,020)	(4,713)	(29)	(6,208)
GBM	674,730	10,676	2,116	42	687,564	(106)	(331)	(524)	(22)	(983)
Corporate Centre[1]	72,079	369	25	—	72,473	(3)	(36)	(17)	—	(56)
Total gross carrying amount on-balance sheet at 31 Dec 2024	1,752,893	95,252	22,770	90	1,871,005	(1,151)	(2,553)	(6,065)	(51)	(9,820)
WPB	252,695	1,674	84	—	254,453	(17)	—	(9)	—	(26)
CMB	132,703	13,879	896	—	147,478	(97)	(92)	(86)	—	(275)
GBM	226,995	7,019	226	3	234,243	(31)	(34)	(11)	—	(76)
Corporate Centre	191	—	—	—	191	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2024	612,584	22,572	1,206	3	636,365	(145)	(126)	(106)	—	(377)

WPB	142,388	339	—	—	142,727	(14)	(2)	—	—	(16)
CMB	103,406	323	—	—	103,729	(7)	(2)	—	—	(9)
GBM	97,422	149	—	—	97,571	(9)	—	—	—	(9)
Corporate Centre	2,028	69	—	—	2,097	(1)	(19)	—	—	(20)
Debt instruments measured at FVOCI at 31 Dec 2024	345,244	880	—	—	346,124	(31)	(23)	—	—	(54)

WPB	630,661	54,069	4,233	—	688,963	(621)	(1,551)	(977)	—	(3,149)
CMB	464,893	66,688	12,698	49	544,328	(508)	(1,336)	(4,995)	(23)	(6,862)
GBM	696,377	14,247	3,002	32	713,658	(119)	(199)	(1,161)	(7)	(1,486)
Corporate Centre	75,805	37	6	—	75,848	(1)	(13)	—	—	(14)
Total gross carrying amount on-balance sheet at 31 Dec 2023	1,867,736	135,041	19,939	81	2,022,797	(1,249)	(3,099)	(7,133)	(30)	(11,511)
WPB	253,333	3,811	333	—	257,477	(22)	—	(2)	—	(24)
CMB	142,206	16,238	877	—	159,321	(100)	(101)	(102)	—	(303)
GBM	250,007	10,752	314	4	261,077	(38)	(34)	(7)	—	(79)
Corporate Centre	149	—	—	—	149	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2023	645,695	30,801	1,524	4	678,024	(160)	(135)	(111)	—	(406)
WPB	124,747	406	—	—	125,153	(14)	(17)	—	—	(31)
CMB	86,021	405	—	—	86,426	(9)	(18)	—	—	(27)
GBM	88,229	173	1	—	88,403	(13)	(6)	(1)	—	(20)
Corporate Centre	2,201	165	—	—	2,366	(1)	(18)	—	—	(19)
Debt instruments measured at FVOCI at 31 Dec 2023	301,198	1,149	1	—	302,348	(37)	(59)	(1)	—	(97)
1With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the $7.4bn portfolio of retained loans from WPB to Corporate Centre.

228	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Loans and advances to customers and banks – other supplementary information
	Gross carrying amount	of which: stage 3 and POCI	Allowance for ECL	of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	361,330	2,450	(473)	(284)	33	(63)	7
– second lien residential mortgages	395	19	(2)	(2)	6	—	1
– guaranteed loans in respect of residential property	6,698	20	(9)	(5)	3	(7)	—
– other personal lending which is secured	31,180	138	(31)	(15)	5	(3)	—
– credit cards	24,915	313	(1,127)	(199)	(804)	(736)	106
– other personal lending which is unsecured	20,660	598	(838)	(279)	(484)	(699)	103
– motor vehicle finance	2,047	22	(44)	(12)	(38)	(26)	3
Other personal lending	85,895	1,110	(2,051)	(512)	(1,312)	(1,471)	213
Personal lending	447,225	3,560	(2,524)	(796)	(1,279)	(1,534)	220
– agriculture, forestry and fishing	7,033	282	(94)	(46)	4	(10)	1
– mining and quarrying	7,592	318	(45)	(32)	29	(26)	—
– manufacturing	82,724	1,487	(893)	(638)	(170)	(403)	3
– electricity, gas, steam and air-conditioning supply	16,457	209	(122)	(85)	—	—	—
– water supply, sewerage, waste management and remediation	2,961	43	(24)	(16)	2	(40)	—
– real estate and construction	90,063	8,949	(2,598)	(1,842)	(812)	(1,554)	12
– wholesale and retail trade, repair of motor vehicles and motorcycles	77,830	2,728	(1,372)	(1,188)	(369)	(337)	8
– transportation and storage	22,643	417	(321)	(232)	(104)	(20)	1
– accommodation and food	14,734	1,610	(299)	(214)	(81)	(27)	—
– publishing, audiovisual and broadcasting	19,826	229	(158)	(61)	(79)	(75)	2
– professional, scientific and technical activities	26,128	648	(266)	(188)	(132)	(174)	1
– administrative and support services	20,117	739	(320)	(254)	(39)	(88)	1
– public administration and defence, compulsory social security	64	—	—	—	—	—	—
– education	1,596	43	(27)	(16)	(16)	(3)	—
– health and care	4,030	184	(51)	(25)	(3)	(12)	1
– arts, entertainment and recreation	2,066	78	(35)	(26)	(19)	(22)	—
– other services	7,288	327	(110)	(66)	(82)	(115)	10
– activities of households	589	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	118	—	—	—	—	—	—
– government	6,793	175	(7)	(5)	6	—	—
– asset-backed securities	32	—	(13)	—	1	—	—
Corporate and commercial	410,684	18,466	(6,755)	(4,934)	(1,864)	(2,906)	40
Non-bank financial institutions	82,464	679	(436)	(361)	(59)	(19)	—
Wholesale lending	493,148	19,145	(7,191)	(5,295)	(1,923)	(2,925)	40
Loans and advances to customers	940,373	22,705	(9,715)	(6,091)	(3,202)	(4,459)	260
Loans and advances to banks	102,052	2	(13)	(2)	(1)	—	—
At 31 Dec 2024	1,042,425	22,707	(9,728)	(6,093)	(3,203)	(4,459)	260

HSBC Holdings plc Annual Report on Form 20-F	229

Loans and advances to customers and banks – other supplementary information (continued)
	Gross carrying amount	of which: stage 3 and POCI	Allowance for ECL	of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	360,909	2,212	(571)	(269)	(10)	(53)	10
– second lien residential mortgages	396	21	(8)	(5)	(1)	(1)	2
– guaranteed loans in respect of residential property	8,593	90	(20)	(14)	2	(8)	2
– other personal lending which is secured	29,481	157	(42)	(24)	8	(2)	2
– credit cards	24,680	352	(1,136)	(203)	(577)	(571)	108
– other personal lending which is unsecured	21,251	659	(1,048)	(331)	(380)	(663)	99
– motor vehicle finance	2,212	14	(42)	(8)	(61)	(28)	3
Other personal lending	86,613	1,293	(2,296)	(585)	(1,009)	(1,273)	216
Personal lending	447,522	3,505	(2,867)	(854)	(1,019)	(1,326)	226
– agriculture, forestry and fishing	7,181	312	(130)	(64)	(21)	(9)	—
– mining and quarrying	7,223	325	(101)	(83)	27	(49)	—
– manufacturing	85,333	1,899	(1,143)	(860)	(355)	(273)	11
– electricity, gas, steam and air-conditioning supply	14,355	255	(119)	(88)	(26)	(10)	—
– water supply, sewerage, waste management and remediation	3,262	102	(63)	(51)	(44)	(2)	—
– real estate and construction	101,455	5,883	(3,286)	(2,561)	(1,358)	(1,191)	6
– wholesale and retail trade, repair of motor vehicles and motorcycles	79,121	2,362	(1,341)	(1,134)	(124)	(447)	12
– transportation and storage	21,456	445	(230)	(160)	(87)	(42)	—
– accommodation and food	15,874	1,058	(257)	(112)	(33)	(26)	—
– publishing, audiovisual and broadcasting	19,731	210	(173)	(50)	(106)	(73)	—
– professional, scientific and technical activities	26,753	740	(401)	(306)	(262)	(110)	1
– administrative and support services	22,203	597	(268)	(174)	39	(137)	—
– public administration and defence, compulsory social security	1,042	—	—	—	—	—	—
– education	1,460	46	(15)	(4)	(1)	(22)	—
– health and care	4,236	183	(56)	(26)	40	(7)	—
– arts, entertainment and recreation	1,961	99	(42)	(31)	15	(8)	—
– other services	8,355	318	(153)	(90)	22	(181)	12
– activities of households	694	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	101	—	—	—	—	—	—
– government	5,827	205	(12)	(10)	(15)	—	—
– asset-backed securities	32	—	(13)	—	—	—	—
Corporate and commercial	427,655	15,039	(7,803)	(5,804)	(2,289)	(2,587)	42
Non-bank financial institutions	74,432	810	(404)	(322)	(168)	(9)	—
Wholesale lending	502,087	15,849	(8,207)	(6,126)	(2,457)	(2,596)	42
Loans and advances to customers	949,609	19,354	(11,074)	(6,980)	(3,476)	(3,922)	268
Loans and advances to banks	112,917	2	(15)	(2)	53	—	—
At 31 Dec 2023	1,062,526	19,356	(11,089)	(6,982)	(3,423)	(3,922)	268

HSBC Holdings
(Audited)
Credit risk in HSBC Holdings primarily arises from transactions with
Group subsidiaries.
In HSBC Holdings, the maximum exposure to credit risk arises from two components:
–financial assets on the balance sheet, where maximum exposure equals the carrying amount (see page 372); and
–financial guarantees and other guarantees, where the maximum exposure is the maximum that we would have to pay if the
guarantees were called upon (see Note 33).
In the case of our derivative asset balances (see page 372), there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. These offsets also include collateral received in cash and other financial assets.
The total offset relating to our derivative asset balances was $3.0bn at
31 December 2024 (2023: $3.0bn).
The credit quality of loans and advances and financial investments, both of which consist of intra-Group lending and US Treasury bills and bonds, is assessed as ‘strong’, with 100% of the exposure being neither past due nor impaired (2023: 100%). For further details of credit quality classification, see page 170.

230	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Treasury risk

Contents
230	Overview
230	Treasury risk management
232	Other Group risks
234	Capital risk in 2024
237	Liquidity and funding risk in 2024
241	Structural foreign exchange risk in 2024
242	Interest rate risk in the banking book in 2024

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
Our approach to treasury management is driven by our strategic and organisational requirements, and considers the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.
Our policy is underpinned by our risk management framework. The risk management framework incorporates a number of measures
aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, structural and transactional foreign exchange risk, and interest rate risk in the banking book.
For further details, refer to our Pillar 3 Disclosures at 31 December 2024.

Treasury risk management
Key developments in 2024
–The Group continues to benefit from a healthy capital, liquidity and funding position.
–The Board approved a fourth interim dividend for full year 2023, paid in April 2024. For the full year 2024, the Board approved three interim dividends, which were paid in June, September and
December 2024. A fourth interim dividend has also been
announced with these results. We announced a total of $11bn of share buy-backs during 2024.
–On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France.
–On 28 March 2024, HSBC completed the sale of HSBC Bank
Canada to the Royal Bank of Canada. The associated gain on sale of $4.8bn, including the recycling of related reserves, added approximately 0.8 percentage points to our CET1 ratio in 1Q24.
The Board approved a special dividend of $0.21 per share, paid in
June 2024 alongside the first interim dividend.
–On 6 December 2024, HSBC completed the sale of HSBC
Argentina to Grupo Financiero Galicia recognising a loss on
disposal of $1bn. In addition, $5.2bn of FX and other reserve losses were recycled to the income statement on completion. The sale had an immaterial capital impact.
–The Bank continues its delivery efforts against regulatory
commitments, including enhancements to regulatory reporting and the implementation of prudential policy changes across the
jurisdictions in which we operate. We continue to assess the impact of Basel 3.1, following the PRA announcement to delay the implementation until 1 January 2027, and expect a modest benefit to our CET1 ratio.
–We have made significant progress in improving our recovery and resolution capabilities in line with the Group’s preferred resolution strategy and regulatory expectations, including the Bank of
England’s (‘BoE’) Resolvability Assessment Framework (‘RAF’).
–We further stabilised our banking net interest income through increasing both the size and duration of our structural hedge.
For quantitative disclosures on capital ratios, own funds and risk-weighted assets (‘RWAs’), see pages 234 to 235. For quantitative disclosures on liquidity and funding metrics, see pages 238 to 239. For quantitative disclosures on interest rate risk in the banking book, see pages 242 to 244.
Governance and structure
The Global Head of Traded and Treasury Risk Management and Risk
Analytics is the accountable risk steward for all treasury risks. The
Group Treasurer is the risk owner for all treasury risks, with the exception of pension risk and insurance risk. The Group Treasurer co-
owns pension risk with the Group Head of Performance and Reward.
Insurance risk is owned by the Chief Executive Officer for Global
Insurance.
Capital risk, liquidity risk, interest rate risk in the banking book, structural foreign exchange risk and transactional foreign exchange risk are the responsibility of the Group Operating Committee and the
Group Risk Committee (‘GRC’). Global Treasury actively manages these risks on an ongoing basis, supported by the Holdings Asset and
Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury Risk Management and Risk Management Meetings.
Pension risk is overseen by a network of local and regional pension risk management meetings. The Global Pensions Financial Risk
Management Meeting provides oversight of all pension plans
sponsored by HSBC globally and is chaired by the accountable risk steward. Insurance risk is overseen by the Global Insurance Risk
Management Meeting, chaired by the Chief Risk and Compliance
Officer for Global Insurance.
Capital, liquidity and funding risk
management processes
Assessment and risk appetite
Our capital management approach is underpinned by a Global Capital
Risk policy and supporting frameworks for recovery and resolution planning and stress testing. The policy sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), the leverage ratio and double leverage. Our internal capital adequacy assessment process (‘ICAAP’) is an assessment of the Group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from HSBC’s business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and group risk. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The Group’s ICAAP supports the

HSBC Holdings plc Annual Report on Form 20-F	231
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
As a matter of long-standing policy, the holding company group retains a substantial holdings capital buffer comprising cash and other high-quality liquid assets, which at 31 December 2024 was in excess of $20bn, our target operating level.
We aim to ensure that management has oversight of our liquidity and funding risks at Group and entity level through governance
arrangements, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level in accordance with globally consistent policies, procedures and reporting standards. This ensures that obligations can be met in a timely manner, in the jurisdiction where they fall due.
Operating entities are required to meet internal minimum
requirements and any applicable regulatory requirements at all times.
These requirements are assessed through our internal liquidity adequacy assessment process (‘ILAAP’), which ensures that
operating entities have strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-
day. The ILAAP informs the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to global review and challenge to ensure consistency of approach and application of the Group’s policies and controls.
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
The Group allocates financial resources to businesses and entities to support the execution of our strategy and to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure and a related economic profit measure.
Funding and liquidity plans also form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the liquidity coverage ratio (‘LCR’) and net stable funding ratio
(‘NSFR’), together with an internal liquidity metric, at entity level. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
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
Regulatory developments
The Prudential Regulation Authority (‘PRA‘) published the second part of its near-final rules on the UK’s implementation of Basel 3.1 on
12 September 2024. On 17 January 2025, the PRA revised the
implementation date to 1 January 2027 to allow greater clarity regarding implementation in the United States. The Risk Weighted
Asset (‘RWA‘) output floor is now subject to a three-year transitional provision, ensuring that the date for full implementation remains
1 January 2030. We continue to assess the impact of Basel 3.1 standards on our capital, including the recent release of more beneficial PRA near-final rules, developments in the US and
associated implementation challenges (including data provision). We expect that the impact on our CET1 ratio at 1 January 2027 will be a modest benefit.
Regulatory reporting processes and controls
We are advancing a comprehensive initiative aimed at strengthening our global regulatory reporting processes and making them more sustainable. This multifaceted programme includes enhancing data, consistency and controls. This remains a key priority for both HSBC management and regulatory authorities.
While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery and resolution
planning
The Group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, input into global business performance through tangible equity allocation, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the exercises of the Bank of England (‘BoE’), the US Federal Reserve
Board, the European Banking Authority, the European Central Bank
and the Hong Kong Monetary Authority. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and
ILAAP. The outcomes of stress testing exercises carried out by the
PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
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
regulatory minimum levels. This is to help ensure that HSBC entities can stabilise their financial position and recover from financial losses in a stress environment.

232	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The Group has capabilities, resources and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators.  In August 2024, the Group and the Bank of England (‘BoE’) publicly disclosed the status of HSBC’s progress against the BoE’s Resolvability
Assessment Framework (‘RAF‘). The BoE acknowledged the
significant progress made by HSBC in enhancing its resolvability capabilities.
Overall, our recovery and resolution planning helps safeguard the
Group’s financial and operational stability. HSBC has a programme of continuous improvement to maintain and enhance its recovery and resolution capabilities, designed to meet the BoE’s expectations and
RAF requirements.
Measurement of interest rate risk in
the banking book processes
Assessment and risk appetite
Interest rate risk in the banking book (‘IRRBB’) is the risk of an adverse impact to earnings or capital due to changes in market interest rates or changes in expected interest rate repricing of client products that impact banking book positions. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or in order to hedge positions held with trading intent.
Our global IRRBB risk management framework is designed to ensure that all material sources of IRRBB are identified, measured, managed, and monitored, with policies and frameworks in place.
Our IRRBB risks are measured and managed using a combination of earnings-based and economic value measures to ensure that the balance between stabilising earnings and generating value sensitivity is managed appropriately. These metrics measure IRRBB risks across the banking book, to support the overall monitoring against risk appetite, including:
–Banking Net Interest Income (‘BNII’) Sensitivity; and
–Economic Value of Equity (‘EVE’) Sensitivity.
Banking net interest income sensitivity
BNII sensitivity captures the risk to earnings generated from the
Banking Book from changes in market implied interest rates over a
12-month period using static rolling balance sheet assumptions.
The static rolling balance sheet assumptions are in place to ensure that IRRBB management actions are focused on risks which can be managed within Treasury. A notable exception to this is related to the price sensitivity of certain interest bearing non-maturity deposits, where we apply dynamic assumptions to ensure we capture any
potential margin widening or compression over the corresponding shock horizon and rate scenario.
Economic value of equity sensitivity
EVE measures the present value of our banking book assets and liabilities excluding equity, based on a run-off balance sheet. EVE sensitivity measures the impact to EVE from a movement in interest rates, including the assumed term profile of non-maturing deposits having adjusted for stability and price sensitivity. It is measured and reported as part of our internal risk metrics, regulatory rules (including the Supervisory Outlier Test) and Pillar 3 disclosures.
Further details of HSBC’s risk management of interest rate risk in the banking book can be found in the Group’s Pillar 3 Disclosures at 31 December 2024.
Other Group risks
Non-trading book foreign exchange
exposures
Structural foreign exchange exposures
Structural foreign exchange exposures arise from capital invested or net assets in a foreign operation. A foreign operation is an entity that is a subsidiary, associate, joint venture or branch of a reporting entity the activities of which are based or conducted in a country or currency other than those of the reporting entity. An entity’s functional reporting currency is normally that of the primary economic
environment in which the entity operates.
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
For further details of our structural foreign exchange exposures, see page 241.
Transactional foreign exchange exposures
Transactional foreign exchange risk arises primarily from day-to-day transactions in the banking book generating profit and loss or fair value through other comprehensive income reserves in a currency other than the reporting currency of the operating entity. Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and Securities Services and managed within limits, with the exception of limited residual foreign exchange exposure arising from timing differences or for other reasons. Transactional foreign exchange exposure generated through other comprehensive income reserves is managed by Global Treasury within approved appetite.
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
The main market risks to which HSBC Holdings is exposed are
banking book interest rate risk and foreign currency risk. Exposure to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets, financial liabilities including debt capital issued, and structural foreign exchange hedges. In addition, the impacts of the American
Depository Receipts in Grupo Financiero Galicia received as part of the purchase consideration for HSBC Argentina are recognised by
HSBC Holdings. The objective of HSBC Holdings’ market risk
management strategy is to manage volatility in capital resources, cash flows and distributable reserves that could be caused by movements in market parameters. Market risk for HSBC Holdings is monitored by
Holdings ALCO in accordance with its risk appetite statement.

HSBC Holdings plc Annual Report on Form 20-F	233
HSBC Holdings uses interest rate swaps and cross-currency interest rate swaps to manage the interest rate risk and foreign currency risk arising from its long-term debt issues. It also uses forward foreign exchange contracts to manage its structural foreign exchange exposures.
For quantitative disclosures on HSBC Holdings’ interest rate risk in the banking book see page 245.
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
plan to do this is the HSBC Bank (UK) Pension Scheme, which holds longevity swaps covering approximately 50% of the plan’s pensioner liabilities.

234	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Capital risk in 2024
Capital overview

Capital and liquidity adequacy metrics
	At
	31 Dec 2024	31 Dec 2023
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	657.9	683.9
Counterparty credit risk	37.7	35.5
Market risk	36.2	37.5
Operational risk	106.5	97.2
Total RWAs	838.3	854.1
Capital on a transitional basis ($bn)
Common equity tier 1 capital	124.9	126.5
Tier 1 capital	144.1	144.2
Total capital	172.4	171.2
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.9	14.8
Tier 1 ratio	17.2	16.9
Total capital ratio	20.6	20.0
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	124.9	126.5
Tier 1 capital	144.1	144.2
Total capital	168.5	167.1
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.9	14.8
Tier 1 ratio	17.2	16.9
Total capital ratio	20.1	19.6
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	649.2	647.5
Total net cash outflow ($bn)	470.7	477.1
LCR (%)[1]	138	136
Net stable funding ratio (‘NSFR’)[1,2]
Total available stable funding ($bn)	1,523.4	1,601.9
Total required stable funding ($bn)	1,064.5	1,162.3
NSFR (%)	143	138
1We enhanced our liquidity consolidation process in 2Q24 by revising provisions that addressed historical limitations. As our Group LCR and NSFR are reported on an average basis, the benefit of these changes incrementally increased our LCR and NSFR by circa 3% and 11% during the year, respectively. Compared to year ended 31 December 2023, the increase in LCR was mainly driven by these enhancements. The associated NSFR increase driven by these changes was partly offset by higher required stable funding primarily due to a rise in financial investments and derivatives activities.
2We enhanced our calculation process during 1Q24 and our NSFR comparatives have been restated.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
Prudential Regulation Authority (‘PRA’) Rulebook (‘CRR II’).
The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
Regulatory numbers and ratios are presented as at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

HSBC Holdings plc Annual Report on Form 20-F	235

Own funds disclosure
(Audited)		At
		31 Dec 2024	31 Dec 2023
Ref*		$m	$m
	Common equity tier 1 capital: instruments and reserves
1	Capital instruments and the related share premium accounts	22,378	22,964
	– ordinary shares	22,378	22,964
2	Retained earnings[1]	138,959	135,614
3	Accumulated other comprehensive income (and other reserves)[1]	(8,410)	(7,195)
5	Minority interests (amount allowed in consolidated CET1)	3,960	3,917
5a	Independently reviewed net profits net of any foreseeable charge or dividend	7,184	10,568
6	Common equity tier 1 capital before regulatory adjustments	164,071	165,868
28	Total regulatory adjustments to common equity tier 1	(39,160)	(39,367)
29	Common equity tier 1 capital	124,911	126,501
36	Additional tier 1 capital before regulatory adjustments	19,286	17,732
43	Total regulatory adjustments to additional tier 1 capital	(70)	(70)
44	Additional tier 1 capital	19,216	17,662
45	Tier 1 capital	144,127	144,163
51	Tier 2 capital before regulatory adjustments	29,334	28,148
57	Total regulatory adjustments to tier 2 capital	(1,075)	(1,107)
58	Tier 2 capital	28,259	27,041
59	Total capital	172,386	171,204
*The references identify lines prescribed in the PRA template, which are applicable and where there is a value.
1We have updated the classification between components of shareholders’ equity to present ‘Retained Earnings’ in Row 2 and ‘Accumulated other comprehensive income (and other reserves)’ in Row 3. The comparatives have been aligned.
The CET1 capital ratio increased marginally from 14.8% at
31 December 2023 to 14.9% at 31 December 2024, reflecting a
decrease in RWAs of $15.8bn, partly offset by a decrease in CET1 capital of $1.6bn. The key drivers of the overall rise in our CET1 ratio during the year were:
–a 0.9 percentage point increase, excluding foreign exchange fluctuations, was primarily driven by a reduction in RWAs through strategic transactions, and the gain on disposal of our Canadian banking business adjusted for the $0.21 per share special
dividend;
–a 0.9 percentage point reduction excluding foreign exchange fluctuations, owing to higher RWAs mainly driven by organic
balance sheet growth and credit migrations excluding strategic transactions;
–a 0.4 percentage point increase from capital generation, mainly through regulatory profits and other reserves less dividends and share buy-backs; and
–a 0.3 percentage point decrease from the adverse impact of
regulatory deductions and foreign exchange fluctuations on our
RWAs and capital.
Our Pillar 2A requirement at 31 December 2024, as per the PRA’s
Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 2024 we complied with the PRA’s
regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	143.3	299.7	132.6	82.3	657.9
Counterparty credit risk	0.7	0.2	35.2	1.6	37.7
Market risk	1.1	0.9	27.1	7.1	36.2
Operational risk[1]	36.0	37.1	37.0	(3.6)	106.5
At 31 Dec 2024[2]	181.1	337.9	231.9	87.4	838.3
At 31 Dec 2023	192.9	354.5	218.5	88.2	854.1
1Operational risk RWAs for HSBC Bank Canada are excluded post the PRA waiver permission granted in October 2024.
2RWAs balance at 31 December 2024 includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

236	HSBC Holdings plc Annual Report on Form 20-F
Risk review

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada[3]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[4]	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	117.2	71.8	314.3	19.3	60.7	—	23.7	40.7	10.2	657.9
Counterparty credit risk	0.3	19.7	10.9	0.6	3.4	—	0.6	2.2	—	37.7
Market risk[2]	0.2	26.1	23.0	2.1	2.7	—	0.5	1.3	1.5	36.2
Operational risk[3]	20.6	20.0	54.6	4.6	7.6	—	4.9	6.5	(12.3)	106.5
At 31 Dec 2024	138.3	137.6	402.8	26.6	74.4	—	29.7	50.7	(0.6)	838.3
At 31 Dec 2023	129.2	131.5	396.7	24.3	72.2	31.9	32.6	59.6	6.7	854.1
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.
3Operational risk RWAs for HSBC Bank Canada are excluded post the PRA waiver permission granted in October 2024.
4RWAs balance at 31 December 2024 includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB	GBM	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2024	191.6	353.5	196.3	75.2	37.5	854.1
Asset size	11.1	17.3	13.9	2.6	4.5	49.4
Asset quality	1.7	5.4	(0.9)	0.1	—	6.3
Model updates	3.2	0.7	3.5	—	—	7.4
Methodology and policy	(8.9)	(3.2)	0.2	2.8	0.2	(8.9)
Acquisitions and disposals[1]	(12.3)	(26.1)	(3.7)	0.3	(6.0)	(47.8)
Foreign exchange movements[2]	(6.4)	(10.6)	(4.5)	(0.7)	—	(22.2)
Total RWA movement	(11.6)	(16.5)	8.5	5.1	(1.3)	(15.8)
RWAs at 31 Dec 2024³	180.0	337.0	204.8	80.3	36.2	838.3
1Balance includes operational risk RWAs for HSBC Bank Canada post the PRA waiver permission granted in October 2024.
2Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
3RWAs balance at 31 December 2024 includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada[2]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[4]	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2024	129.0	108.8	369.3	21.5	69.6	31.1	31.9	58.0	(2.6)	37.5	854.1
Asset size	10.2	4.3	15.5	2.5	0.6	—	2.3	11.0	(1.5)	4.5	49.4
Asset quality	1.9	0.5	6.2	(0.8)	0.5	—	—	(2.0)	—	—	6.3
Model updates	0.1	0.8	5.3	0.7	0.4	—	—	0.1	—	—	7.4
Methodology and policy	(0.6)	4.5	(11.5)	0.7	0.7	—	—	(4.6)	1.7	0.2	(8.9)
Acquisitions and disposals[2]	—	(3.9)	0.1	—	—	(30.5)	—	(7.8)	0.3	(6.0)	(47.8)
Foreign exchange movements[3]	(2.5)	(3.5)	(5.1)	(0.1)	(0.1)	(0.6)	(5.0)	(5.3)	—	—	(22.2)
Total RWA movement	9.1	2.7	10.5	3.0	2.1	(31.1)	(2.7)	(8.6)	0.5	(1.3)	(15.8)
RWAs at 31 Dec 2024	138.1	111.5	379.8	24.5	71.7	—	29.2	49.4	(2.1)	36.2	838.3
1Balances are on a third-party Group consolidated basis.
2Balance includes operational risk RWAs for HSBC Bank Canada post the PRA waiver permission granted in October 2024.
3Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
4RWAs balance at 31 December 2024 includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

HSBC Holdings plc Annual Report on Form 20-F	237
RWAs decreased by $15.8bn during the year, mainly due to strategic disposals of $47.8bn and foreign currency translation differences of
$22.2bn, which were partly offset by asset size movements of
$49.4bn.
Asset size
Asset size RWAs increased by $49.4bn, including a $14.6bn rise in operational risk RWAs driven by an increase in average income.
CMB RWAs rose by $17.3bn, including a $6.4bn increase in
operational risk RWAs, and additional RWAs contributed by an increase in corporate lending, mainly in HSBC UK Bank plc and higher sovereign exposures in Other trading entities and Asia.
GBM RWAs increased by $13.9bn, mainly reflecting an increase in operational risk RWAs of $5.5bn, higher securities financing exposures in HSBC Bank plc, and mark-to-market movements and organic growth in counterparty credit risk, mainly in Asia. Further
RWA increases were due to higher sovereign exposures in Asia and
Other trading entities.
WPB RWAs increased by $11.1bn, including a $4.2bn rise in
operational risk RWAs, and due to retail mortgage growth in the US and HSBC UK Bank plc, and higher sovereign exposures in Other trading entities and Asia.
Corporate Centre RWAs increased by $2.6bn, primarily due to lending growth in SAB, reflected in Other trading entities.
Market risk RWAs increased by $4.5bn, which was mainly attributed to an increase in stressed value at risk due to higher sensitivities to interest rate shocks under the stress scenario, and the higher incremental risk charge due to increased positions, mainly in Asia and
HSBC Bank plc.
Asset quality
The $6.3bn rise in RWAs was mainly due to unfavourable credit migrations in Asia, including in the Hong Kong commercial real estate sector, which was partly offset by favourable credit risk migrations in
Sri Lanka and Other trading entities. A further RWA increase in HSBC
UK Bank plc was mainly attributed to changes in the loan-to-value mix of our mortgages portfolio.
Model updates
The $7.4bn RWAs increase mainly followed a revision to the definition of default in our PD models for exposures to financial institutions, and an increase in the post-model adjustments for the Hong Kong models.
Methodology and policy
The $8.9bn decrease in RWAs largely reflected a $7.5bn fall due to regulatory changes related to the risk-weighting of residential mortgages in Hong Kong. Credit risk parameter refinements, mainly in
Asia, further contributed to the fall in RWAs.
Acquisitions and disposals
RWAs decreased by $47.8bn, predominantly from the disposal of our banking business in Canada, including operational risk RWAs post the
PRA waiver permission granted in October 2024, the sale of our business in Argentina and the sale of our retail banking operations in
France.
Leverage ratio

	At
	31 Dec 2024	31 Dec 2023
	$bn	$bn
Tier 1 capital (leverage)	144.1	144.2
Total leverage ratio exposure	2,571.1	2,574.8
	%	%
Leverage ratio	5.6	5.6
Our leverage ratio was 5.6% at 31 December 2024, unchanged from
31 December 2023. Leverage exposures decreased primarily due to strategic disposals and adverse foreign currency translation differences, which exceeded the increase in the underlying balance sheet. This was offset by a fall in the tier 1 capital.
At 31 December 2024, our UK minimum leverage ratio requirement of
3.25% was supplemented by a leverage ratio buffer of 0.9%, which consists of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital values of $18.0bn and $5.1bn respectively.
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
For further details, see our Pillar 3 Disclosures at 31 December 2024, which is expected to be published on or around 19 February 2025 at
www.hsbc.com/investors.
Liquidity and funding risk in 2024
Liquidity metrics
At 31 December 2024, all of the Group’s material operating entities were above the required regulatory minimum liquidity and funding levels. Each entity maintains sufficient unencumbered liquid assets to comply with local and regulatory requirements. Each entity maintains a sufficient stable funding profile and is assessed using the NSFR or other appropriate metrics.
In addition to regulatory metrics, we use a wide set of measures to manage our liquidity and funding profile.

238	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The Group liquidity and funding position on an average basis is analysed in the following sections.

Operating entities’ liquidity
	At 31 Dec 2024
	LCR[1]	HQLA	Net outflows	NSFR[1]
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[2]	190	117	61	154
HSBC Bank plc (non-ring-fenced bank)[3]	148	138	93	115
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[4]	191	145	76	124
HSBC Singapore[5]	287	32	11	184
Hang Seng Bank	299	57	19	174
HSBC Bank China	191	27	14	147
HSBC Bank USA	167	80	48	127
HSBC Continental Europe	149	82	55	139
HSBC Bank Middle East Ltd – UAE branch	251	14	6	151
HSBC Canada	—	—	—	—
HSBC Mexico	164	9	6	125

	At 31 Dec 2023
HSBC UK Bank plc (ring-fenced bank)[2]	201	118	59	158
HSBC Bank plc (non-ring-fenced bank)[3]	148	132	89	116
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[4]	192	147	77	127
HSBC Singapore[5]	292	26	9	174
Hang Seng Bank	254	52	21	163
HSBC Bank China	170	24	14	139
HSBC Bank USA	172	82	48	131
HSBC Continental Europe	158	83	52	137
HSBC Bank Middle East Ltd – UAE branch	281	13	5	163
HSBC Canada	164	21	13	129
HSBC Mexico	149	8	5	124
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
Consolidated liquidity metrics
Net stable funding ratio
We manage funding risk based on the PRA’s NSFR rules. The Group’s NSFR at 31 December 2024, calculated from the average of the four preceding quarters, was 143%.

	At1,2
	31 Dec 2024	30 Jun 2024	31 Dec 2023
	$bn	$bn	$bn
Total available stable funding ($bn)	1,523	1,544	1,602
Total required stable funding ($bn)	1,064	1,115	1,162
NSFR ratio (%)	143	138	138
1We enhanced our liquidity consolidation process in 2Q24 by revising provisions that addressed historical limitations. As our Group NSFR is reported on an average basis, the benefit of these changes incrementally increased our NSFR by circa 11% during the year by reducing required stable funding. This reduction was partly offset by a rise in financial investments and derivatives activities, resulting in a net 5% increase of NSFR compared with year ended 31 December
2023.
2We enhanced our calculation process during 1Q24 and our NSFR comparatives have been restated.

HSBC Holdings plc Annual Report on Form 20-F	239
Liquidity coverage ratio
At 31 December 2024, the average high-quality liquid assets (‘HQLA‘)
held at entity level amounted to $790bn (31 December 2023:
$795bn). The Group consolidation methodology includes a deduction to reflect the impact of limitations in the transferability of entity liquidity around the Group. That resulted in an adjustment of $141bn to LCR HQLA and $6bn to LCR inflows on an average basis.
We enhanced our liquidity consolidation process in 2Q24 by revising the provisions that addressed historical limitations. As Group LCR is reported on an average basis, the benefits of these changes have incrementally increased our LCR by circa 3% during the year by reducing net outflows. This reduction was partly offset by an organic increase in outflows, mostly in Asia, resulting in a net 2% increase of our LCR compared with year ended 31 December 2023.

	At1
	31 Dec 2024	30 Jun 2024	31 Dec 2023
	$bn	$bn	$bn
High-quality liquid assets (in entities)	790	780	795
Group LCR HQLA	649	646	648
Net outflows	471	472	477
Liquidity coverage ratio (%)	138	137	136
Adjustment for transfer restrictions[2]	(147)	(141)	(154)
1Group LCR numbers above are based on average values. The LCR is the average of the preceding 12 months.
2This includes adjustments made to high-quality liquid assets and inflows in entities to reflect liquidity transfer restrictions.
Liquid assets
After the $141bn deduction, the average Group LCR HQLA of $649bn
(31 December 2023: $648bn) was held in a range of asset classes and currencies. Of these, 95% were eligible as level 1 (31 December
2023: 97%).
The following tables reflect the composition of the average liquidity pool by asset type and currency at 31 December 2024.

Liquidity pool by asset type[1]
	Liquidity pool	Cash	Level 1[2]	Level 2[2]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	266	266	—	—
Central and local government bonds	352	—	326	26
Regional government public sector entities	2	—	2	—
International organisation and multilateral developments banks	18	—	18	—
Covered bonds	8	—	2	6
Other	3	—	1	2
Total at 31 Dec 2024	649	266	349	34
Total at 31 Dec 2023	648	310	317	21
1Group liquid assets numbers are based on average values.
2As defined in EU regulations, level 1 assets means ‘assets of extremely high liquidity and credit quality’, and level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 31 Dec 2024	196	170	113	47	123	649
Liquidity pool at 31 Dec 2023	184	173	112	51	128	648
1Group liquid assets numbers are based on average values.
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
source or deployment of funds.

Funding sources
(Audited)
	2024	2023
	$m	$m
Customer accounts	1,654,955	1,611,647
Deposits by banks	73,997	73,163
Repurchase agreements – non-trading	180,880	172,100
Debt securities in issue	105,785	93,917
Cash collateral, margin, settlement accounts and items in course of transmission to other banks	82,732	92,550
Liabilities of disposal groups held for sale	29,011	108,406
Subordinated liabilities	25,958	24,954
Financial liabilities designated at fair value	138,727	141,426
Insurance contract liabilities	107,629	120,851
Trading liabilities	65,982	73,150
– repos	14,806	12,198
– stock lending	3,525	3,322
– other trading liabilities	47,651	57,630
Total equity	192,273	192,610
Other balance sheet liabilities	359,119	333,903
At 31 Dec	3,017,048	3,038,677

Funding uses
(Audited)
	2024	2023
	$m	$m
Loans and advances to customers	930,658	938,535
Loans and advances to banks	102,039	112,902
Reverse repurchase agreements – non-trading	252,549	252,217
Cash collateral, margin, settlement accounts and items in course of collection from other banks	78,538	96,253
Assets held for sale	27,234	114,134
Trading assets	314,842	289,159
– reverse repos	16,823	16,575
– stock borrowing	8,374	14,609
– other trading assets	289,645	257,975
Financial investments	493,166	442,763
Cash and balances with central banks	267,674	285,868
Other balance sheet assets	550,348	506,846
At 31 Dec	3,017,048	3,038,677
.

240	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities[1]
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt securities issued	14,260	15,011	13,841	10,235	11,644	29,639	62,434	53,814	210,878
– unsecured CDs and CP	5,346	7,803	10,495	6,623	6,829	662	1,787	1,598	41,143
– unsecured senior MTNs	7,528	3,351	1,014	1,269	2,736	21,593	47,236	42,899	127,626
– unsecured senior structured notes	874	1,826	2,258	1,457	1,526	6,055	9,160	6,520	29,676
– secured covered bonds	—	—	—	—	—	—	1,254	—	1,254
– secured asset-backed commercial paper	488	—	—	—	—	—	—	—	488
– secured ABS	24	47	67	64	61	664	520	864	2,311
– others	—	1,984	7	822	492	665	2,477	1,933	8,380
Subordinated liabilities	—	—	1,737	1,030	—	892	2,694	30,349	36,702
– subordinated debt securities	—	—	1,737	1,030	—	892	2,694	29,471	35,824
– preferred securities	—	—	—	—	—	—	—	878	878
At 31 Dec 2024	14,260	15,011	15,578	11,265	11,644	30,531	65,128	84,163	247,580

Debt securities issued	17,620	9,798	14,284	13,226	12,226	20,882	64,010	50,045	202,091
– unsecured CDs and CP	6,400	6,777	7,601	6,429	6,513	1,179	1,073	925	36,897
– unsecured senior MTNs	8,190	1,160	4,365	3,627	3,267	12,903	54,984	41,007	129,503
– unsecured senior structured notes	2,307	1,491	1,617	2,513	1,978	2,924	2,793	5,910	21,533
– secured covered bonds	—	—	—	—	—	—	1,275	—	1,275
– secured asset-backed commercial paper	426	—	—	—	—	—	—	—	426
– secured ABS	22	44	62	58	55	188	861	539	1,829
– others	275	326	639	599	413	3,688	3,024	1,664	10,628
Subordinated liabilities	—	2,013	—	—	—	3,358	4,282	27,234	36,887
– subordinated debt securities	—	2,000	—	—	—	3,358	4,282	25,441	35,081
– preferred securities	—	13	—	—	—	—	—	1,793	1,806
At 31 Dec 2023	17,620	11,811	14,284	13,226	12,226	24,240	68,292	77,279	238,978
1Excludes financial liabilities of disposal groups.

HSBC Holdings plc Annual Report on Form 20-F	241
Structural foreign exchange risk in 2024
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangements or associates, together with any associated hedges, the functional currencies of which are currencies other than the US dollar. Exchange differences on structural exposures are usually recognised in ‘other comprehensive income’.

Net structural foreign exchange exposures
	2024
Currency of structural exposure	Net investment in foreign operations (excl non- controlling interest)	Net investment hedges	Structural foreign exchange exposures (pre- economic hedges)	Economic hedges – structural FX hedges[1]	Economic hedges – equity securities (AT1)[2]	Net structural foreign exchange exposures
	$m	$m	$m	$m	$m	$m
Hong Kong dollars	40,106	(5,841)	34,265	(9,861)	—	24,404
Pounds sterling	46,462	(15,024)	31,438	—	(1,254)	30,184
Chinese renminbi	35,032	(4,725)	30,307	(1,080)	—	29,227
Euros	17,391	(2,013)	15,378	—	(1,297)	14,081
Canadian dollars	43	—	43	—	—	43
Indian rupees	7,056	(1,973)	5,083	—	—	5,083
Mexican pesos	3,991	—	3,991	—	—	3,991
Saudi riyals	4,675	—	4,675	—	—	4,675
UAE dirhams	5,264	(893)	4,371	(2,543)	—	1,828
Malaysian ringgit	3,036	—	3,036	—	—	3,036
Singapore dollars	2,405	—	2,405	1,092	(1,089)	2,408
Australian dollars	2,126	—	2,126	—	—	2,126
Taiwanese dollars	2,199	(1,015)	1,184	—	—	1,184
Indonesian rupiah	1,541	(533)	1,008	—	—	1,008
Swiss francs	1,096	(541)	555	—	—	555
Korean won	1,204	(756)	448	—	—	448
Thai baht	976	(460)	516	—	—	516
Egyptian pound	891	—	891	—	—	891
Qatari rial	728	(97)	631	(299)	—	332
Argentinian peso	—	—	—	—	—	—
Vietnamese dong	769	—	769	—	—	769
Others, each less than $700m	4,327	(463)	3,864	—	—	3,864
At 31 Dec	181,318	(34,334)	146,984	(12,691)	(3,640)	130,653

	2023
Hong Kong dollars	39,014	(5,792)	33,222	(7,979)	—	25,243
Pounds sterling	46,661	(16,415)	30,246	—	(1,275)	28,971
Chinese renminbi	33,809	(3,299)	30,510	(1,066)	—	29,444
Euros	15,673	(515)	15,158	—	(1,384)	13,774
Canadian dollars	5,418	(1,076)	4,342	—	—	4,342
Indian rupees	6,286	(2,110)	4,176	—	—	4,176
Mexican pesos	4,883	—	4,883	—	—	4,883
Saudi riyals	4,312	—	4,312	—	—	4,312
UAE dirhams	4,995	(613)	4,382	(2,761)	—	1,621
Malaysian ringgit	2,754	—	2,754	—	—	2,754
Singapore dollars	2,345	(224)	2,121	—	—	2,121
Australian dollars	2,362	—	2,362	—	—	2,362
Taiwanese dollars	2,212	(1,127)	1,085	—	—	1,085
Indonesian rupiah	1,535	(512)	1,023	—	—	1,023
Swiss francs	1,191	(526)	665	—	—	665
Korean won	1,354	(864)	490	—	—	490
Thai baht	1,022	—	1,022	—	—	1,022
Egyptian pound	959	—	959	—	—	959
Qatari rial	834	(215)	619	(299)	—	320
Argentinian peso	794	—	794	—	—	794
Vietnamese dong	872	—	872	—	—	872
Others, each less than $700m	4,386	(487)	3,899	—	—	3,899
At 31 Dec	183,671	(33,775)	149,896	(12,105)	(2,659)	135,132
1Represents hedges that do not qualify as net investment hedges for accounting purposes. The SGD position represents the hedge against our SGD AT1 issuance.
2Represents foreign currency-denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRS Accounting Standards and do not qualify as net investment hedges for accounting purposes. The gain or loss arising from changes in the US dollar value of these instruments is recognised on redemption in retained earnings.
For a definition of structural foreign exchange exposures, see page 232.

242	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Interest rate risk in the banking book in 2024
Banking net interest income sensitivity
Banking NII Sensitivity analyses the sensitivity of our banking net interest income to interest rate shocks. This metric, which was introduced in our Annual Report and Accounts 2023, includes the sensitivity arising from the use of banking book liabilities to fund trading assets, as well as the currency impacts of vanilla foreign exchange swaps to optimise cash management across the Group.
Banking NII Sensitivity is therefore a more comprehensive measure than NII Sensitivity which was disclosed previously and is aligned with the presentation of banking net interest income as an alternative performance measure intended to approximate the Group’s banking revenue that is directly impacted by changes in interest rates.
The following tables set out the assessed impact to a hypothetical base case projection of our banking NII under an immediate shock of
100bps to the current market-implied path of interest rates across all currencies on 31 December 2024 (effects in the first, second and third years). For example, Year 3 shows the impact of an immediate rate shock on the banking NII projected for the third year.
The sensitivities shown represent a hypothetical simulation of the base case banking NII, assuming a static balance sheet (specifically no assumed migration from current account to term deposits), and no management actions from Global Treasury. This also incorporates the effect of interest rate behaviouralisation, hypothetical managed rate product pricing assumptions, prepayment of mortgages and deposit stability. The sensitivity calculations exclude pensions, insurance exposures, and our interest in associates.
The sensitivity analysis performed in the case of a down-shock does not include floors to market rates, and it does not include floors on some wholesale assets and liabilities. However, floors have been maintained for deposits and loans to customers where this is contractual or where negative rates would not be applied.
As the market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics. To aid
comparability between markets, we have simplified the basis of preparation for our disclosure and have used a 50% pass-on
assumption for major entities on certain interest-bearing deposits.
Our asset pass-on assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
An immediate interest rate rise of 100bps would increase projected banking NII by $2.1bn. An immediate interest rate fall of 100bps would decrease projected banking NII by $2.9bn.
The sensitivity of banking NII for 12 months as at 31 December 2024 decreased by $0.7bn in the plus 100bps parallel shock and by $0.5bn in the minus 100bps parallel shock, when compared with
31 December 2023. The decline in sensitivities is primarily due to an increase in stabilisation activities in line with our strategy.
For further details of measurement of interest rate risk in the banking book, see page 232.

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2025 to Dec 2025 (based on balance sheet at 31 Dec 2024)
+100bps parallel	572	220	219	301	821	2,133
-100bps parallel	(862)	(403)	(353)	(314)	(954)	(2,886)
Change in Jan 2024 to Dec 2024 (based on balance sheet at 31 Dec 2023)
+100bps parallel	343	411	496	285	1,297	2,832
-100bps parallel	(494)	(493)	(602)	(304)	(1,460)	(3,353)

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 31 Dec 2024)
Year 2 (Jan 2026 to Dec 2026)	(1,226)	(509)	(563)	(444)	(1,333)	(4,075)
Year 3 (Jan 2027 to Dec 2027)	(1,531)	(550)	(1,022)	(504)	(1,449)	(5,056)
Change in banking NII (based on balance sheet at 31 Dec 2023)
Year 2 (Jan 2025 to Dec 2025)	(1,015)	(693)	(938)	(333)	(1,798)	(4,777)
Year 3 (Jan 2026 to Dec 2026)	(1,289)	(761)	(1,439)	(405)	(1,926)	(5,820)
Non-trading portfolios
Value at risk of non-trading portfolios
Non-trading portfolios comprise of positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost, and certain exposures arising from our insurance operations.
Value at risk (‘VaR’) of non-trading portfolios is a technique for estimating potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The use of VaR is integrated into the market risk management of non-trading portfolios to have a complete picture of risk, complementing risk sensitivity analysis.
From 1Q24, we adopted a methodology change to measure non-
trading VaR over a 10-day holding period as opposed to 1 day in order to better reflect longer average time horizons in the management of non-trading portfolios compared with trading portfolios.
Comparative data at 31 December 2023 has been restated on a 10-
day basis accordingly, using a scalar approach that results in restated
numbers being approximately three times higher than previously reported 1-day basis numbers.

HSBC Holdings plc Annual Report on Form 20-F	243
Our models are predominantly based on historical simulation that incorporates the following features:
–historical market rates and prices, which are calculated with reference to interest rates, credit spreads and the associated volatilities;
–potential market movements that are calculated with reference to data from the past two years; and
–calculations to a 99% confidence level and using a 10-day holding period.
Although a valuable guide to risk, VaR is used for non-trading portfolios with awareness of its limitations. For example:
–The use of historical data as a proxy for estimating future market moves may not encompass all potential market events,
particularly those that are extreme in nature. As the model is calibrated on the last 500 business days, it does not adjust instantaneously to a change in market regime.
–The use of a 10-day holding period for risk management purposes of non-trading books is only an indication of exposure and not indicative of the time period required to hedge or liquidate positions.
–The use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence.
Non-trading VaR includes non-trading financial instruments held in portfolios managed by Global Treasury. The management of interest rate risk in the banking book is described further in ‘Banking net interest income sensitivity’ on page 242.
The interest rate risk on the fixed-rate securities issued by HSBC
Holdings is not included in the Group non-trading VaR. The
management of this risk is described on page 245. Non-trading VaR also excludes the equity risk on securities held at fair value and non-
trading book foreign exchange risk.
The daily levels of total non-trading VaR in 2024 are set out in the graph below.

Weekly VaR (non-trading portfolios), 99% 10 day ($m)
The Group non-trading VaR for 2024 is shown in the table below.

Non-trading VaR, 99% 10 day
(Audited)
	Interest rate	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m
Balance at 31 Dec 2024	528.4	246.1	(220.7)	553.8
Average	603.7	315.1	(222.9)	695.8
Maximum	1,000.6	369.1		1,097.6
Minimum	292.1	242.4		408.7

Balance at 31 Dec 2023	549.6	356.7	(329.5)	576.7
Average	494.0	266.1	(201.6)	558.6
Maximum	638.6	368.0	—	709.4
Minimum	344.0	174.5	—	401.5
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
The VaR for non-trading activity decreased by $23m from $577m at
31 December 2023 to $554m at 31 December 2024 due to the 2022
inflation-driven stress period dropping out of our two-year historical scenario window, decreasing the volatility calibrated by the model during the second half of the year, largely offset by an increase in the duration risk of Global Treasury’s portfolios. Prior to this change in calibration, non-trading VaR peaked at $1,097m during May 2024, driven by an increase in the duration of Global Treasury’s portfolios, higher market yields and more volatile historical scenarios from
March 2022. The average portfolio diversification effect between interest rate and credit spread exposure remained broadly stable.
Non-trading VaR is managed and controlled through a limit approved by the Group Chief Risk and Compliance Officer for HSBC Holdings.
The limit was rescaled higher to reflect the change in the basis of preparation detailed above.

244	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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

Sensitivity of hold-to-collect-and-sell reserves to interest rate movements
$m
At 31 Dec 2024
+100 basis point parallel move in all yield curves	(3,433)
As a percentage of total shareholders’ equity	(1.86)%

At 31 Dec 2023
+100 basis point parallel move in all yield curves	(2,264)
As a percentage of total shareholders’ equity	(1.22)%
The increase in the sensitivity of the portfolio during 2024 was mainly driven by an increase in NII stabilisation hedging in line with our strategy. While this hedging has increased the capital sensitivity of the portfolio it has the effect of further dampening the volatility of our banking NII over time and through the cycle. The figures in the table above do not take into account the effects of interest rate convexity.
The portfolio mostly comprises vanilla sovereign bonds in a variety of currencies and the primary risk is interest rate duration risk, although the portfolio also generates asset swap, credit spread and asset spread risks that are managed within appetite as part of our risk management framework. A minus 100bps shock would lead to an
approximately symmetrical gain.
Alongside our monitoring of the hold-to-collect-and-sell reserve sensitivity, we also monitor the sensitivity of reported cash flow hedging reserves to interest rate movements on a yearly basis by assessing the expected reduction in valuation of cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves.
The following table details the sensitivity of our cash flow hedging reserves to the stipulated movements in yield curves at the year end.
The sensitivities are indicative and based on simplified scenarios. We apply flooring on negative rates in the minus 100bps scenario in this assessment. The effect of this flooring is immaterial at the end of
2024.
The sensitivity of the cash flow hedging reserve increased compared with 31 December 2023. The increase was mainly driven by our NII stabilisation activity. Our exposure to fixed rate pound sterling hedges continued to be the largest in size and in terms of year-on-year increase. Hong Kong dollar and euro hedges contributed the majority of the rest of the increase in exposure.

Sensitivity of cash flow hedging reported reserves to interest rate movements
$m
At 31 Dec 2024
+100 basis point parallel move in all yield curves	(4,496)
As a percentage of total shareholders’ equity	(2.43)%
-100 basis point parallel move in all yield curves	4,500
As a percentage of total shareholders’ equity	2.43%

At 31 Dec 2023
+100 basis point parallel move in all yield curves	(3,436)
As a percentage of total shareholders’ equity	(1.85)%
-100 basis point parallel move in all yield curves	3,474
As a percentage of total shareholders’ equity	1.87%
Third-party assets in Markets Treasury
Third-party assets in Markets Treasury increased by 2% compared with 31 December 2023. The net increase of $19bn is partly
reflective of higher commercial surpluses during the year, with the increase of $69bn in ‘Financial Investments’ and the decrease of
$17bn in ‘Cash and balances at central banks’ largely driven by NII stabilisation activity. Additionally, a decrease of $22bn in ‘Other’ is attributed to the disposal of HSBC Bank Canada assets previously classified as held for sale.

Third-party assets in Markets Treasury
	2024	2023
	$m	$m
Cash and balances at central banks	261,284	278,289
Trading assets	163	238
Loans and advances:
– to banks	66,518	78,667
– to customers	743	1,083
Reverse repurchase agreements	47,812	45,419
Financial investments	465,123	396,259
Other	12,232	34,651
At 31 Dec	853,875	834,606

HSBC Holdings plc Annual Report on Form 20-F	245
Defined benefit pension plans
Market risk arises within our defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows.
For details of our defined benefit plans, including asset allocation, see Note
5 on the financial statements, and for pension risk management, see page
233.
Additional market risk measures
applicable only to the parent
company
HSBC Holdings monitors and manages foreign exchange risk and interest rate risk. In order to manage interest rate risk, HSBC Holdings uses the projected sensitivity of its NII to future changes in yield curves.
Foreign exchange risk
HSBC Holdings’ foreign exchange exposures derive almost entirely from the execution of structural foreign exchange hedges on behalf of the Group. At 31 December 2024, HSBC Holdings had forward foreign exchange contracts of $33.9bn (2023: $33.8bn) to manage the Group’s structural foreign exchange exposures.
For further details of our structural foreign exchange exposures, see page
241.
Sensitivity of banking net interest income
HSBC Holdings monitors banking NII sensitivity in the first, second and third years. Banking NII sensitivity includes the impact of AT1 instruments as well as vanilla foreign exchange swaps to optimise cash management. For 2024, we have changed the HSBC Holdings disclosure from NII sensitivity to banking NII sensitivity to reflect our internal management of interest rate sensitivity, aligned to the Group approach (see page 242). Comparative data for the financial year ended 31 December 2023 have been re-presented accordingly.
These sensitivities assume that any issuance where HSBC Holdings has an option to redeem at a future call date is called at that date.
The tables below set out the effect on HSBC Holdings’ future banking NII of an immediate shock of +/-100bps to the current market-implied path of interest rates across all currencies on 31
December 2024.
The banking NII sensitivities shown are indicative and based on simplified scenarios. An immediate interest rate rise of 100bps would decrease projected banking NII for the 12 months to 31 December
2025 by $156m. Conversely, an immediate fall of 100bps would increase projected banking NII for the 12 months to 31 December 2025 by $156m.
Overall the banking NII sensitivity is mainly driven by interest rate sensitive liabilities funding equity (non-interest bearing) investments in subsidiaries.

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2025 to Dec 2025 (based on balance sheet at 31 Dec 2024)
+100bps parallel	(194)	—	31	7	—	(156)
-100bps parallel	194	—	(31)	(7)	—	156
Change in Jan 2024 to Dec 2024 (based on balance sheet at 31 Dec 2023)
+100bps parallel	(228)	—	34	8	(1)	(187)
-100bps parallel	228	—	(34)	(8)	1	187

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 31 Dec 2024)
Year 2 (Jan 2026 to Dec 2026)	182	—	(36)	(24)	—	122
Year 3 (Jan 2027 to Dec 2027)	192	—	(28)	(27)	—	137
Change in banking NII (based on balance sheet at 31 Dec 2023)					—
Year 2 (Jan 2025 to Dec 2025)	194	—	(47)	(8)	(1)	138
Year 3 (Jan 2026 to Dec 2026)	194	—	(44)	(29)	(3)	118
The figures represent hypothetical movements in banking NII based on projected yield curve scenarios, HSBC Holdings’ current interest rate risk profile and assumed changes to that profile during the next three years.
The sensitivities represent our assessment of the change to a hypothetical base case based on a static balance sheet assumption, and do not take into account the effect of actions that could be taken to mitigate this interest rate risk.

246	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Market risk

Contents
246	Overview
246	Market risk management
247	Market risk in 2024
247	Trading portfolios
248	Market risk balance sheet linkages

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
For further details of market risk in non-trading portfolios, see page 242.

Market risk management
Key developments in 2024
There were no material changes to our policies and practices for the management of market risk in 2024.
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
Market risk is managed and controlled through limits approved by the
Group Chief Risk and Compliance Officer. These limits are allocated across business lines and to the Group’s legal entities. Each major operating entity has an independent market risk management and control sub-function, which is responsible for measuring, monitoring and reporting market risk exposures against limits on a daily basis.
Each operating entity is required to assess the market risks arising in its business and to transfer them either to its local Markets and
Securities Services or Markets Treasury unit for management, or to separate books managed under the supervision of the local ALCO.
The Traded Risk function enforces the controls around trading in permissible instruments approved for each site as well as changes that follow the approval of new products. Traded Risk also restricts trading in the more complex derivative products to only those offices with appropriate levels of product expertise and control systems.
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
–The use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence.
–VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not reflect intra-day exposures.

HSBC Holdings plc Annual Report on Form 20-F	247
Risk not in VaR framework
The risks not in VaR (‘RNIV’) framework captures and capitalises material market risks that are not adequately covered in the VaR model.
Risk factors are reviewed on a regular basis and are either incorporated directly into the VaR models, where possible, or quantified through either the VaR-based RNIV approach or a stress test approach within the RNIV framework. While VaR-based RNIVs are calculated by using historical scenarios, stress-type RNIVs are estimated on the basis of stress scenarios whose severity is calibrated to be in line with the capital adequacy requirements. The outcome of the VaR-based RNIV approach is included in the overall VaR calculation but excluded from the VaR measure used for regulatory back-testing.
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
Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue related to intra-day transactions.
The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is therefore not necessarily indicative of the actual performance of the business.
The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model performance and to consider whether enhanced internal monitoring of a VaR model is required. We back-test our VaR at set levels of our Group entity hierarchy.
During 2024, the Group experienced one back-testing exception on losses against actual and hypothetical profit and losses, mainly driven by volatility in certain equity markets.
Market risk in 2024
The past year had a busy political agenda, with the November US election being the main event. Geopolitics remained prominent amid ongoing tensions in the Middle East and the Russia-Ukraine war.
Major central banks began their easing cycles in 2024, with the US
Federal Reserve cutting its policy rate by 1% since September, while the ECB and some other European central banks implemented rate cuts starting in June. In contrast, the Bank of Japan raised its overnight rate in March, ending a prolonged period of negative interest rates and ceasing yield curve control.
Throughout the year, government bond yields generally trended upward, except during the third quarter, largely driven by volatile inflation figures and shifting central bank expectations. In Europe, the yield spread between France and Germany widened amid
uncertainties surrounding French fiscal policy following local legislative elections. Global equities reached multiple record highs in the US and Europe, buoyed by strong corporate earnings and positive sentiment in the technology sector. Global markets rebounded from a short period of volatility in August, triggered by the unwinding of carry trades due to rising Japanese government bond yields, US recession concerns, and equity market valuations.
In foreign exchange markets, the trend of a strengthening US dollar continued against most developed and emerging market currencies.
The euro approached parity with the US dollar, while the yen weakened to multi-decade lows. Credit markets performed positively throughout the year, with a more pronounced tightening of high-yield credit spreads compared with investment-grade spreads, despite a broad widening of spreads in August.
We continued to manage market risk prudently during 2024.
Sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. Market risk was managed using a complementary set of risk measures and limits, including stress testing and scenario analysis.

Trading portfolios
Value at risk of the trading portfolios
Trading VaR predominantly resides within the Markets and Securities
Services business. As of 31 December 2024, Trading VaR stood at
$38.3m, down from $52.8m as of 31 December 2023.  At the end of
December 2024, Trading VaR was mainly driven by exposures to interest rate risk factors from the Global Debt Markets and Global
Foreign Exchange business lines to facilitate client-driven activity.
Trading VaR peaked in March 2024 due to the sensitivity of the trading book to interest rates movements, coupled with relatively large interest rate shocks captured in the VaR scenario window. VaR reduced in the second half of 2024, mainly as a result of some volatile scenarios rolling off the VaR scenario window.

248	HSBC Holdings plc Annual Report on Form 20-F
Risk review

The daily levels of total trading VaR during 2024 are set out in the graph below.

Daily VaR (trading portfolios), 99% 1 day ($m)
The Group trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day[1]
(Audited)
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[2]	Total[3]
	$m	$m	$m	$m	$m	$m
Balance at 31 Dec 2024	14.6	34.9	16.3	8.2	(35.7)	38.3
Average	15.2	48.3	14.8	9.9	(35.1)	53.1
Maximum	29.8	78.1	20.5	13.1		83.3
Minimum	6.9	24.8	12.7	6.6		37.0

Balance at 31 Dec 2023	13.4	55.9	15.2	7.2	(38.9)	52.8
Average	16.2	53.9	19.0	11.6	(40.8)	59.8
Maximum	24.6	86.0	27.8	16.5		98.2
Minimum	9.3	25.5	13.4	6.6		34.4
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
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 31 December 2024.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day
	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Balance at 31 Dec 2024	38.3	23.4
Average	53.1	33.0
Maximum	83.3	48.9
Minimum	37.0	22.0

Balance at 31 Dec 2023	52.8	35.3
Average	59.8	36.8
Maximum	98.2	53.3
Minimum	34.4	21.0

Market risk balance sheet linkages
The following balance sheet lines in the Group’s consolidated position are subject to market risk:
Trading assets and liabilities
The Group’s trading assets and liabilities are in almost all cases originated by GBM. Other than a limited number of exceptions, these assets and liabilities are treated as traded risk for the purposes of market risk management. The exceptions primarily arise in Global
Banking where the short-term acquisition and disposal of assets are linked to other non-trading-related activities such as loan origination.

HSBC Holdings plc Annual Report on Form 20-F	249
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
For information on the accounting policies applied to financial instruments at fair value, see Note 1.2 on the financial statements.

Climate risk

TCFD

Contents
249	Overview
250	Climate risk management
251	Embedding our climate risk approach
253	Insights from climate scenario analysis

Overview
Our climate risk approach identifies two primary drivers of climate risk:
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
In addition, we have also identified the following thematic issues related to climate risk, which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks:
–net zero alignment risk, which arises from the risk of HSBC failing to meet its net zero ambition or failing to meet external
expectations related to net zero; and
–the risk of greenwashing, which arises from the act of knowingly or unknowingly making inaccurate, unclear, misleading or
unsubstantiated claims regarding sustainability to our
stakeholders.
Approach
We recognise that the physical impacts of climate change and the transition to a net zero economy can create significant financial risks for companies, investors and the financial system. HSBC may be affected by climate risks either directly or indirectly through our relationships with customers, which could result in both financial and non-financial impacts.
Our climate risk approach aims to effectively manage the material climate risks that could impact our operations, financial performance and stability, and reputation. It is informed by the evolving expectations of our regulators.
We continue to develop our approach and climate risk capabilities across our businesses, by prioritising sectors, portfolios and counterparties with the highest impacts, and recognise that this is a long-term iterative process. This includes increasing coverage and incorporating more mature data, climate analytics, frameworks and tools, and responding to emerging industry best practice and climate-
related regulations.
This also necessitates reflecting on how climate risk continues to evolve in the real world, and improving how we embed climate risk factors into strategic planning, transactions and decision making across our businesses. For example, our mergers and acquisitions process considers potential climate and sustainability-related targets, net zero transition plans and climate strategy, and how this relates to
HSBC.
Our climate risk approach is aligned to our Group-wide risk
management framework and three lines of defence model, which sets out how we identify, assess and manage our risks. For further details of the three lines of defence framework, see page 146.
The tables below provide an overview of the climate risk drivers and thematic issues considered within HSBC’s climate risk approach.

Climate risk – risk drivers
		Details	Potential impacts	Time horizons
Physical	Acute	Increased frequency and severity of weather events causing disruption to business operations.
–Decreased real estate
values or stranded assets.
–Decreased household
income and wealth.
–Increased costs of legal
and compliance.
–Increased public scrutiny.
–Decreased profitability.
–Lower asset performance.
Short term Medium term Long term
	Chronic	Longer-term shifts in climate patterns (e.g. sustained higher temperatures, sea level rise, shifting monsoons or chronic heat waves).
Transition	Policy and legal	Mandates on, and regulation of products and services and/or policy support for low-carbon alternatives. Litigation from parties who have suffered loss and damage from climate impacts.
	Technology	Replacement of existing products with lower emissions options.
	End-demand (market)	Changing consumer demand from individuals and corporates.
	Reputational	Increased scrutiny following a change in stakeholder perceptions of climate-related action or inaction.

250	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Climate risk – thematic issues
Net zero alignment risk	Net zero ambition risk	Failing to set or adapt our net zero ambition and broader business strategy in alignment with key stakeholder expectations, latest scientific understanding and commercial objectives.
	Net zero execution risk	Failing to meet our net zero ambition due to taking insufficient or ineffective actions, or due to the actions of clients, suppliers and other stakeholders or due to other external factors.
	Net zero reporting risk	Failing to report emissions baselines and targets, and performance against these accurately due to data, methodology and model limitations.
Risk of greenwashing	Firm	Making inaccurate, unclear, misleading or unsubstantiated claims in relation to our sustainability commitments and targets, as well as the reporting of our performance towards them.
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

Our annual climate risk materiality assessment helps us to
understand how climate risk may impact HSBC’s risk taxonomy.
The assessment considers short-term (up to 2026), medium-term
(2027-2035) and long-term (2036-2050) periods. The table below provides a summary of how climate risk may impact a subset of
HSBC’s principal risks.
In addition to this assessment, we also consider climate risk in our emerging risk reporting and scenario analysis (for further details, see
‘Top and emerging risks’ on page 38).

Climate risk drivers	Credit risk	Traded risk	Reputational risk[1]	Regulatory compliance risk[1]	Resilience risk	Other financial and non- financial risk types
Physical risk	◆	◆			◆	◆
Transition risk	◆	◆	◆	◆	◆	◆
1Our climate risk approach identifies thematic issues such as net zero alignment risk and the risk of greenwashing, which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks.

Climate risk management
Key developments in 2024
Our climate risk programme continues to support the development of our climate risk management capabilities. The following outlines key developments in 2024:
–We have started to enhance our approach to managing net zero alignment risk in our wholesale portfolio, through developing portfolio steering capabilities and revenue assessments.
–We enhanced our approach to assessing the impact of climate change on capital, focusing on credit, market and operational risk.
–We enhanced our internal climate scenario analysis, including through improvements to input data and models (e.g. for the
power and utilities sector). For further details of scenario analysis, see page 253.
–We enhanced our approach to managing and mitigating the risk of greenwashing.
–We developed climate risk guidelines for relationship managers to further embed climate risk considerations into credit risk
assessments.
While we have made progress, further work remains, including the need to develop additional metrics and tools to measure our
exposure to climate-related risks.
Governance and structure
The Board takes overall supervisory responsibility for our ESG strategy, overseeing executive management in developing the
approach, execution and associated reporting.
The Group Chief Risk and Compliance Officer is the senior manager responsible for the management of climate risk under the UK Senior
Managers Regime, holding overall accountability for the Group’s climate risk programme.
The Sustainability Working Group, established in 4Q24, oversees and provides guidance on the Group-wide medium and longer-term
sustainability strategy.
The ESG Committee has oversight of ESG strategy, policy, material commitments and external disclosure. It is co-chaired by the Group
CEO and the Group Chief Sustainability Officer.
The Group Reputational Risk Committee provides recommendations and advice on significant reputational risk matters with impacts across the Group.
The Environmental Risk Steering Meeting (formerly the
Environmental Risk Oversight Forum) provides oversight of
environmental risk and the risk of greenwashing. Equivalent forums have been established at a regional level.
The Group Risk Management Meeting and the Group Risk
Committee receive regular updates on our climate risk profile and the progress of our climate risk programme.
For further details of the Group’s ESG governance structure, see page 72.
Risk appetite
Our climate risk appetite forms part of the Group’s risk appetite statement and supports the business in delivering our net zero ambition effectively and sustainably.
Our climate risk appetite statement is approved and overseen by the
Board. Climate risk indicators are reported on a quarterly basis for oversight by the Group Risk Management Meeting and the Group Risk
Committee.
Policies, processes and controls
We continue to integrate climate risk into policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time.
For further details of how we manage climate risk across our global businesses, see page 58.

HSBC Holdings plc Annual Report on Form 20-F	251
Embedding our climate risk approach
The table below provides further details of how we have embedded the management of climate risk across key risk types. For further details of our internal scenario analysis, see ‘Insights from climate scenario analysis’ on page 253.

Risk type	Our approach
Wholesale credit risk
We have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors, as shown in the below table. As at 31 December 2024, the overall exposure to the six high transition risk sectors was 18% of total gross carrying amount of wholesale loans and advances. These disclosures cover the whole of the value chain of the sector. The sector classifications are based on internal HSBC definitions and can be judgemental in nature. We use publicly available data as well as internal data to determine the appropriate sector. The classification of our clients into sectors is performed with inputs from subject matter experts. The sector classifications are subject to the remediation of ongoing data quality challenges and continuous improvement of our ongoing processes. The data will continue to be enhanced and refined in future years.
Our relationship managers engage with our key wholesale customers, including those in higher transition risk sectors, through a transition engagement questionnaire (‘TEQ’). In 2024, the TEQ was expanded to cover all geographies. The TEQ helps to gather information and assess our wholesale customers’ business model alignment to a net zero transition and their exposure to physical and transition risks. We use the responses to the questionnaire to risk-assess our key wholesale customers.
Our credit policies require that relationship managers comment on climate risk factors in credit applications for new money requests and annual credit reviews. Our credit policies also require manual credit risk rating overrides if climate is deemed to have a material impact on credit risk under 12 months if not already captured under the original credit risk rating.
Key developments to our framework in 2024 included the expansion of the TEQ, as set out above, and additionally the development of climate risk guidelines for relationship managers to further embed climate risk considerations into credit risk assessments.
Key challenges for further embedding climate risk into credit risk management relate to the availability of adequate physical risk data to assess impacts on our wholesale customers.

	Wholesale loan exposure to high transition risk sectors at 31 December 2024
		Units	Automotive	Chemicals	Construction, Contracting & Building Materials[5]	Metals and mining	Oil and gas	Power and utilities	Total 2024
	Wholesale loan exposure as a proportion of total wholesale loans and advances[1,2,3,4]	%	4	2	3	2	3	4	18
1  Percentages shown in the table also include green and other sustainable finance loans, which support the transition to the net zero economy.
The methodology for quantifying our exposure to high transition risk sectors and the transition risk metrics will evolve over time as more data becomes available and is incorporated in our risk management systems and processes. We are aiming to develop the appropriate systems, data and processes to provide enhanced disclosures in future years.
2  Counterparties are allocated to the high transition risk sectors via a two-step approach. Firstly, where the main business of a group of connected counterparties is in a high transition risk sector, all lending to the group is included in one high transition risk sector irrespective of the sector of each individual obligor within the group. Secondly, where the main business of a group of connected counterparties is not in a high transition risk sector, only lending to individual obligors in the high transition risk sectors is included. The main business of a group of connected counterparties is identified by the industry that generates the majority of revenue within a group. Customer revenue data utilised during this allocation process is the most recent readily available and will not always align to our own reporting period.
3  The six high transition risk sectors make up 18% of total gross carrying amount of wholesale loans and advances to banks and customers of
$596bn. Amounts include assets held for sale.
4  The sectors used to monitor the wholesale corporate lending portfolio set out in the table are different to the scope of sectors we focus on for financed emissions targets and reporting. The latter focus on the most carbon-emissive sectors, and the parts of the value chain where we believe the majority of emissions are produced to help reduce double counting. These sectors are set out within 'Financed emissions' section on page 48.
5  Construction, Contracting & Building Materials has been renamed from Construction & Building Materials. The name has been revised to clarify that  parties who build assets for end clients, investors and landowners, which should be included in this sector for their associated construction risks.

Retail credit risk
Climate risk may impact retail credit risk through an increase in credit losses on our global retail mortgage portfolio, primarily due to the impact of physical risk. Our current climate assessment, in line with last year’s assessment, indicates that our retail mortgage portfolio remains resilient to climate risk, with impact severity muted at a portfolio level given that our book has diversified property locations, with insurance coverage being a key loan covenant. Our retail credit risk mortgage policy requires that every mortgage market conducts an annual review of their climate risk management framework, to ensure they remain fit for purpose. Within our mortgage portfolios, properties or areas with potentially heightened physical risk are identified and assessed locally with exposure monitored using risk indicators. A reduction in property value, higher insurance costs and insurance availability are potential future negative financial impacts for properties with higher physical risk.
UK retail mortgage book
The UK is our largest mortgage market, and as of November 2024, made up 46.7% of our global mortgage portfolio. Our ESG Data Pack includes our climate risk exposures for this portfolio across regions. The maturity profile of the UK mortgage book shows that the average remaining contractual term in the UK is 21.8 years. However, with some customers undertaking refinancing options during this term, the average term of the mortgage can be reduced to between five and eight years. This means our strategic approach to climate risk considers both present day risk and long-term forward-looking risk, given that customers may choose to remain with us over the lifespan of the loan. Please see the result of our climate scenario analysis on page 255.
Physical risk
For the UK mortgage book, flood data is sourced from a third-party data provider, and considers the UK only, covering present day risk from tidal, river and surface water/flash flooding baselined to 2021. A flood risk rating score of 0-100 is provided with 100 being highest risk. Flood risk scores are based on the average annual loss generated using flood hazard frequency, flood depths and based on the probability of flooding events occurring. For the UK mortgage book, flood data is available for 93.7% of the mortgage book of which 0.9% is at a very high risk of flooding, with 2.7% of the book at a high risk of flooding. Geographically, by lending balances, our highest risk exposures are the Greater London and South-East regions. During 2024 we changed our flood risk classification of very high risk to align to the provider’s flood score bands. The postcode data used in the regional flood table has also been refined to incorporate a more granular approach. This has helped to aid the regional allocation and as a result the 2023 data has been restated to reflect this.

252	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Risk type	Our approach
Retail credit risk (continued)
Transition risk
We monitor the energy performance certificate (‘EPC’) ratings of individual properties from A (highest efficiency) through to G (least efficient) as
EPCs are commonly used as an indicator of transition risk in the UK mortgage book. All UK rental properties must have a minimum EPC rating of
E. It is broadly expected that the rental market will need to transition all rented properties to an EPC rating of C by 2030. We track EPC ratings for both owner occupied (‘OO’) and buy to let (‘BTL’), which are 96.6% of the portfolio and 3.4% of the portfolio by lending value, respectively.
The EPC profile is broadly improving (to higher bands) but is evolving slowly, and the pace is dependent on regulation. Where we do not hold a current EPC, we have included expired EPCs for 2024. EPCs are a reliable proxy as energy efficiency ratings gradually improve over time.

	UK residential mortgages tenor (remaining mortgage term by balance ($m)) as at 31 December 2024[1]
	Tenor	Remaining mortgage balance ($m)
	<1 year	357
	1 to 5 years	3,589
	>5 years	159,452
	Weighted average of remaining mortgage term (years)	21.8
There has been an increase observed across the market in the number of people seeking new mortgages of up to 35 years or more due to rising house prices, higher interest rates and cost of living challenges although the average life of an HSBC mortgage loan is approximately between five and eight years due to refinancing. Despite this, our strategic approach to climate risk considers present day and long-term risk given customers may remain on our book for the whole loan term.
  For further details of flood risk and the EPC breakdown of our UK retail mortgage portfolio, see our ESG Data Pack at www.hsbc.com/esg.

1  The table includes instances where individual properties have multiple associated accounts and mortgage balances. These are aggregated to a property level and the longest term remaining is taken as the tenor. UK mortgage balances presented here are not directly reconcilable to other tables in the document due to differences in the basis of preparation.

Treasury risk
Climate risk may impact Treasury risk through increased regulatory requirements and from changes to customer behaviours, which may result in increased deposit outflows.
As part of our ICAAP, we assess the impact of climate change on capital, focusing on credit risk, market risk and operational risk and perform sensitivity analysis on our Internal Capital Planning Buffer.
As part of our ILAAP, we assess how climate risk could impact the Group liquidity position. As part of our Internal Climate Scenario Analysis
(‘ICSA’), we have developed an exploratory scenario to understand the impact of a potential greenwashing event on our deposits. For further details, please see page 254.
In October 2024 we published our Green Financing Framework, in alignment with the International Capital Market Association Green Bond
Principles. This framework promotes transparency, forming part of our sustainability strategy and helping to further our aim of supporting our clients in transitioning to a net zero future.
Pension risk
Climate risk could result in additional costs within our defined benefit pension plans, due to changes in the pension plans’ investment performance or through having to meet evolving regulatory requirements.
Our global policies on the oversight of pension investments explicitly reflect climate considerations. Training has been provided to local management on how to consider ESG risks in pension investments. We also conduct an annual exercise to estimate the exposure of our largest pension plans to climate risk.
Insurance risk
Climate risk could result in losses on our insurance assets due to changes in macroeconomic parameters.
We develop an annual plan to support the management of climate risk. This plan includes enhancing our stress test modelling capabilities to assess the solvency resilience of our insurance entities under prescribed climate scenarios.

Traded risk
Climate risk may result in trading losses due to increases in market volatility and widening spreads from the macro and microeconomic impacts of transition and physical risk.
We have implemented climate risk limits in global and regional trading mandates to monitor exposure to climate-sensitive sectors and countries across different asset classes in the Markets and Securities Services (‘MSS‘) business.
Our market risk policies include specific climate risk control requirements, which ensure that our climate risk limits and utilisations are monitored in the same way as market and traded credit risk exposures.
We conduct monthly stress testing to understand the vulnerabilities of our trading portfolio to various climate scenarios, which are refined on an annual basis, with the results reported to global and regional senior management.

Reputational risk
We manage the reputational impact of climate risk through our broader reputational risk framework, supported by our sustainability risk policies and metrics.
Our sustainability risk policies form part of our broader risk management framework and are important mechanisms for managing risks, including delivering our net zero ambition. Our thermal coal phase-out and energy policies aim to drive down greenhouse gas emissions while supporting a just transition.
Our global network of sustainability risk managers provides local policy guidance to relationship managers for the oversight of policy compliance, and in support of implementation across our wholesale banking activities. For further details of our sustainability risk policies, see page 59.
We have developed risk appetite metrics to monitor our performance against our financed emissions targets. For further details of our targets, see page 50.

Regulatory compliance risk
Regulatory Compliance is responsible for the oversight and management of climate-related risks that could cause breaches of our regulatory duties to customers and inappropriate market conduct. We have updated our policies to incorporate considerations for ESG and climate risks, particularly in relation to new and ongoing product management, sales outcomes, and product marketing.
To support our key policies, we have also enhanced the underlying control frameworks and processes. This includes the integration of greenwashing risk and controls considerations in the design of new products and changes to them, as well as in relation to marketing materials.
From a product sales perspective, we have established key control principles, encompassing the sales journey design, training and competence, supervision, sales quality, and governance.
We operate an ESG and climate risk working group tasked with tracking and monitoring the integration of ESG and climate risk stewardship across our operations. This group also monitors regulatory and legislative developments related to the ESG and climate agenda.

HSBC Holdings plc Annual Report on Form 20-F	253

Risk type	Our approach
Resilience risk
Resilience risks may potentially crystallise through physical climate risk impacts to our buildings supporting service provision, or through physical and/or transition disruption to our third-party supply chain relationships.
We have developed metrics to assess how physical risk may impact our critical properties and to monitor progress against our own operations’
net zero ambitions.
Our resilience risk policies are subject to continuous improvement to remain relevant to evolving climate risks.

Model risk
Model risk in the ESG context refers to the uncertainties and complexities inherent in the modelling of the financial impact translation of climate-
related changes and scenarios.
Climate risk models are used for climate scenario analysis, risk management, and emissions reporting among other use cases. Climate risk modelling is at a nascent stage, with challenges – including limitations in data availability, consistency and quality – shared across the industry.
We have developed model risk procedures that set out the minimum control requirements for identifying, measuring and managing model risk for climate-related models. All the identified climate-related models are subject to HSBC’s model lifecycle controls and policy.

Financial reporting risk
Climate risk impacts financial reporting risk through increased reporting requirements.
The scope of financial reporting risk includes oversight of the accuracy and completeness of ESG and climate reporting. Our risk appetite statement states that HSBC has no appetite for material errors in ESG disclosures in our key markets, balanced with the evolving requirements and data availability.
In addition, our internal controls incorporate requirements for addressing the risk of misstatement in ESG and climate reporting. To support this, a framework is used to provide guidance on control implementation over ESG and climate reporting and disclosures, which includes areas such as process and data governance, and risk assessment.

Challenges
Key challenges include:
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
–limitations in our management of net zero alignment risk due to known and unknown factors, including the limited accuracy and reliability of data, emerging methodologies, and the need to develop new tools to better inform decision making.

Insights from climate scenario analysis
Climate scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios. It is one of the key tools used to support the evaluation of portfolios in line with our net zero ambition.
The scenarios developed for climate scenario analysis are designed to examine HSBC’s financial performance and capital resilience across a wide range of potential climate outcomes. They are sufficiently diverse to enable HSBC’s key physical and transition risk
vulnerabilities to be explored. For further details about these risks, see ‘Overview under Climate risk’ on page 249.
The analysis supports our approach to supporting our clients in the transition to net zero through assessing, where available, client level financial and credit risk metrics, and identifying where further analysis and climate risk focus is required.
From a risk management perspective, it enhances our understanding of the various transition and global warming pathways that may unfold and their plausibility, and informs how we manage implications to credit risk and revenues.
To meet our global regulatory needs, we produced several climate stress tests for regulators around the world, including the Hong Kong
Monetary Authority (‘HKMA’). We continue to enhance our climate scenario analysis exercises so that we can have a more
comprehensive understanding of climate headwinds, risks and
opportunities to support our strategic planning, actions and risk management.
Use of climate scenario outputs to
support how we assess our climate
resilience
As we navigate the transition to net zero, climate scenario analysis is used to support core banking processes such as client-facing activities, finance activities and risk management.
From a financial and capital planning perspective, we use climate scenario analysis to support the Group’s internal capital adequacy assessment process (‘ICAAP’) to understand the amount of capital the Group should hold to meet identified climate risks, including integration of climate impacts into the Group’s internal stress testing exercises. In addition, it informs strategic planning by providing insights on the size and timing of financial impacts, and IFRS 9 loss provisioning to ensure climate risks are adequately provisioned for in our balance sheet, such as expected credit losses (‘ECL’).
Climate scenario analysis also supports portfolio steering frameworks set up to help shape our Global Businesses strategy to meet net zero ambitions. Portfolio steering has been developed to enable the Group to manage sector portfolios in line with its net zero by 2050 ambition, while managing risks and capturing commercial opportunities. This enables HSBC to manage financed emissions within our appetite at portfolio level.
Climate scenario analysis supports the Group to assess the impact of our net zero ambitions on our revenue and profitability to help strengthen our understanding of business model risk, and supports building the organisation’s awareness of climate change risk, informing our climate risk appetite.
Our climate scenarios
Our 2024 scenarios considered the key regions in which we operate and were designed to assess the impact on our balance sheet across three distinct periods: short term up to 2026; medium term from
2027 to 2035; and long term from 2036 to 2050.
Building on prior years, the 2024 climate scenario analysis exercise benefited from new scenarios, including: the introduction of a new
Below 2 Degrees scenario that is aligned with the Paris Agreement goal of limiting global warming to below 2 degrees by the end of the century; and a bespoke near-term Severe Climate Stress scenario;
and from updated climate scenario assumptions, which include increased sector and geographical granularity for all scenarios.
The 2024 climate scenarios range from a combination of highest physical risk to highest transition risk as follows:

254	HSBC Holdings plc Annual Report on Form 20-F
Risk review

–Downside Physical Risk scenario: with significant global warming and physical risk events, assumes climate action is limited to currently implemented governmental policies, new
decarbonisation policies fail to get introduced and global warming continues.
–Severe Climate Stress scenario: a near term disorderly climate action, triggered by unprecedented global weather events that lead to a short, sharp economic recession. In this scenario, extreme physical events pivot the public view on climate and the transition to net zero accelerates. This extreme stress scenario is used to test HSBC’s capital resilience to extreme and very unlikely events, combining downside climate and macroeconomic risks
with a horizon ending in 2030.
–Current Commitments scenario: assumes a slower-than-required transition to a net zero economy, reflective of the current pace of transition, which assumes that climate action is limited to current governmental committed policies, including already implemented actions. This scenario helps us determine the actions we need to take to reach our net zero ambition while operating in a world that is not on a net zero by 2050 pathway.
–Below 2 Degrees scenario: a Paris Agreement-aligned scenario where net zero is achieved, but beyond the 2050 scenario horizon, as it assumes an orderly and gradual rise in the stringency of climate policies over time.
–Delayed Transition Risk scenario: in which action is delayed until
2030 but is then stringent and rapid enough to meet net zero by
2050, accentuating disorderly transition risks.
We have chosen these scenarios to provide a holistic view that supplements the Group’s current and future strategic thinking. The
2024 climate scenarios are underpinned by well-established industry bodies such as the Network for Greening Finance Phase IV, the
Intergovernmental Panel on Climate Change (‘IPCC’) and International
Energy Agency (‘IEA’), which are further enriched for additional granularity, ensuring consistency with industry-recognised work and reflecting the latest climate policy and economic outlook.
                  +Physical Risk                                                                                          Transition Risk+
Characteristics of our scenarios

Scenarios
			Downside Physical Risk		Severe Climate Stress	Current Commitments		Below 2 Degrees		Delayed Transition Risk
Scenario outcomes		Rise in global temperatures by 2100 (vs pre-industrial levels)	4.2°C		N/A	2.4˚c		1.7˚c		1.6˚c
		End of horizon	2050		2030	2050		2050		2050
Underlying assumptions based on global averages		Global climate actions	Implemented policies only		Rapid & disorderly transition	All currently pledged policies		Gradually rising stringency of policies		Rapid & disorderly transition
		Assumed pace of technology change and adoption	Slow change		Accelerated progress	Limited progress		Moderate change		Accelerates from 2030
		Assumed socioeconomic impact	Very high		Very high	Moderate		High		Very high
		Assumed carbon price ($/tCO2)	2030	2050	2030	2030	2050	2030	2050	2030	2050
			9	8	326	30	78	46	136	30	558
Scenario risk characteristics	Climate risk	Physical	▲	Higher	▲ Higher	▶	Moderate	▼	Lower	▼	Lower
		Transition	▼	Lower	▲ Higher	▶	Moderate	▲	Higher	▲	Higher
Group outputs and our methodology
Climate scenario analysis allows us to model how different potential climate pathways may impact the resilience of our customers and our portfolios.
Our models continue to incorporate a range of climate-specific metrics that could potentially impact our customers, including expected production volumes, revenue, costs and capital
expenditure.
We assess how these metrics interplay with economic factors, such as carbon prices, which represent the cost effects of climate-related policies that aim to discourage carbon-emitting activities and encourage low-carbon solutions. The expected result of higher carbon prices is a reduction in emissions as high-emission activities become uneconomical.
We analyse how climate risks impact principal risk types within our organisation, including credit and traded risks, non-financial risks and pension risk. While the following sections focus primarily on credit risk, we also set out how we continue to enhance and embed
impacts from traded risk, pension risk and non-financial risks.
For our wholesale lending portfolio, the scope of our 2024 analysis prioritised high-emitting sectors, and we focused on delving deeper into a selection of high transition risk sectors. We have enhanced our climate models for the power and utilities and automotive sectors, while regional deep dives focused on select high risk and material sectors. The financial metrics used in our models included credit rating and client cashflow impacts to derive ECLs and risk-weighted assets (‘RWAs’), emissions and balance sheet impacts.
For our retail mortgage portfolio, our analysis focused on key regions and physical risk factors, including property locations, perils and insurance coverage.
The internal climate scenario analysis exercise showed that losses are influenced by their exposure to a variety of climate risks under different climate scenarios.
When assessing our long-term scenarios, climate-related losses are expected to remain minimal in the short term and likely to increase in the medium and longer time horizon, driven by the transition to a net zero economy and greater physical risk impacts.
Under the defined climate scenarios, transition risk impacts are predominantly driven by credit risk losses and are expected to create a drag on the Group’s profitability across all scenarios. In the Below 2
Degrees scenario, we expect to see an increase in projected credit losses that materialise in the medium term if early action to transition to net zero is taken. Credit losses are projected to increase in the medium to long term if the transition to net zero is delayed, which was underlined within the Delayed Transition scenario, where climate action begins later and is therefore expected to be more rapid and disruptive for our customers who will have less time to restructure their business models and reduce their carbon emissions.
The risks and opportunities will need to be carefully balanced, and by building a more climate-resilient balance sheet, we can reduce impairment risks and improve longer-term stability.
Increased lending opportunities exist during an accelerated transition period such as those expected in the Below 2 Degrees, Delayed

HSBC Holdings plc Annual Report on Form 20-F	255
Transition Risk and Severe Climate Stress scenarios, noting that these scenarios also experience the risk of heightened impairments in the latter stages of their time horizons.
Modelling limitations
We continue to look for ways of enhancing our methodology to improve the effectiveness of our climate scenario analysis by incorporating lessons learnt from previous exercises and feedback from key stakeholders, including regulators. There are industry-wide limitations, particularly on data availability, although our models are designed to produce outputs that can support our assessment of the level of our climate resilience.
Climate scenario analysis requires considerable amounts of data and we are continuing to enhance coverage of our exposures. Where data is only available for a subset of our counterparties, we extrapolate the results observed where available to the wider population or dataset.
We do not capture the second order impacts of climate risk
exposures within our modelling approach, such as impacts on our counterparties from their supply chains.
For a broad overview of the models that we use for our climate scenario analysis, as well as graphs that show how global carbon prices and carbon emissions will differ under our climate scenarios, see our ESG Data Pack at
www.hsbc.com/esg.
How climate change is impacting our
wholesale lending portfolio
The 2024 climate scenario analysis exercise was designed to
examine the climate risks and vulnerabilities of corporate
counterparties across high transition risk sectors under climate scenarios of varying severity. Specifically, we measured the modelled effect on our projected ECL change over the short-, medium- and long-term horizons under each scenario. This was compared to a counterfactual scenario that excludes climate change impacts to isolate the climate only changes in ECL.
Counterparty specific analysis was conducted for those corporates where transition risk is elevated either from an overall sectoral perspective or in response to specific jurisdictional policies, which require HSBC to respond to regulatory requirements. This analysis was conducted to generate more granular counterparty-specific insights relative to previous exercises.
The impact on our wholesale portfolios is demonstrated by the table below, which shows the size of exposures by sector in 2024 and the cumulative change in ECL compared with a counterfactual scenario
(expressed as a multiple). The size of our exposure in each sector is represented by our exposure at default (‘EAD’) relative to one another.
Under the Current Commitments scenario, our modelled outputs predict that ECL will not be more than 25% higher than the
counterfactual scenario for any of the assessed sectors. The highest impacts are seen in the chemicals, construction and building materials, power and utilities and agriculture and soft commodities sectors. Greater climate risks would crystallise in the Below 2
Degrees scenario with its gradually increasing transition to net zero, driven by pockets of customers in higher-emitting sectors that are continuously exposed to larger climate-related losses.
The analysis shows credit risk losses continue to be driven by counterparties in certain high transition risk sectors where the
Group’s largest exposures are concentrated, such as construction and building materials, chemicals, and power and utilities sectors. In these sectors we have counterparties, such as steel or cement manufacturers who have high emissions in their processes and in their downstream or upstream value chains, who may also
experience cost pressures due to carbon-tax pass-through rates.
Furthermore, harder to abate sectors contain a high proportion of customers without climate transition plans.
We have continued to incorporate information from our customers’
transition plans to consider how our clients and their sectors will be impacted. For the oil and gas sector, we see counterparties having relatively lower projected climate-related losses on a consistent basis, which is highly dependent on the assumption of continued
government support and commitment to the execution of their
complex transition plans.
In the case of the Severe Climate Stress scenario, we observed that impacts would be more severe and focused than other climate
scenarios in the short- to medium-term. These impacts were driven by the underlying severity of the scenario, particularly due to the sharp increase in stricter climate policies and therefore carbon prices that adversely affect the debt servicing capabilities of companies, and acute extreme weather events.
We have the opportunity to ease potential negative impacts as transition risks increase, by supporting our customers to diversify into more renewable and greener revenue streams and invest in
emission-reducing technologies.

Impact on wholesale lending portfolios
Wholesale sectors	Exposure at default (EAD)[3] 2023	ECL increase [1,2]
Climate Scenarios
		Current Commit ments	Below 2 Degrees
		Peak [4]	Short term	Medium term	Long term
Conglomerates and industrials	●
Chemicals	●
Construction, contracting and building materials	●
Power and utilities	●
Oil and gas	●
Automotive	●
Land transport and logistics	●
Agriculture & soft commodities	●
Metals and mining	●
Aviation	●
Marine	●
1    Increase in cumulative ECL compared with counterfactual over short-, medium- and long-term time horizons, expressed as a multiple.
2    Values in the key represent the multiplier of increase in ECL, i.e. <1.1 equates to less than 10% increase over the counterfactual (or equivalent proxy which is most representative of baseline for the sector).
3    The size of the bubbles is a visual representation of the portfolios, in terms of EAD, relative to one another.
4    The peak multiplier reflects the maximum increase in ECL for the Current
Commitments scenario over the forecasted scenario time horizon.

Lower Impact	<1.1x	<1.25x	<1.5x	<1.75x	<2.25x	<2.75x	Higher Impact
How climate change is impacting our
retail mortgage portfolio
As part of our 2024 climate scenario analysis exercise, we completed a detailed climate risk assessment for the UK, US, Singapore and
Malaysia. In our 2023 exercise we also assessed Hong Kong,
Australia and mainland China. Our coverage represented 91% of the balances in our global retail mortgage portfolio, across the two exercises. For our Hong Kong portfolio, we completed a short- and long-term scenario analysis exercise during late 2023 and early 2024 at the request of the HKMA.
Our analysis shows that over the longer term, we expect minimal losses to materialise when considering the Current Commitments scenario. Although the severity of climate perils is expected to worsen over time, our overall losses remain low under a severe
Downside Physical Risk scenario.

256	HSBC Holdings plc Annual Report on Form 20-F
Risk review

In 2024, we continued to develop our approach to assess impacts from severe acute physical risk events with an exploratory new near-
term Severe Climate Stress scenario.
Within all scenarios, loss impacts are assessed by considering borrowers’ ability and willingness to service their debts, including customers’ affordability incorporating increased debt servicing costs and the impact on property valuation.
When quantifying impacts from climate events, insurance availability is a key mitigation of loss. Our scenario analysis methodology was enriched further in 2024 by enhancing insurance availability and assumptions related to insurance premium costs. This approach has been benchmarked with the insurance industry, based on a
calculation of average annualised loss.
When assessing impacts from climate risk, we note that there are several limitations as mentioned previously. Specifically for our retail mortgage portfolio, these limitations include:
–Lack of historical experience and limited benchmark data,
especially around loss quantification, there is strong reliance on external peril models and vulnerability assumptions.
–Accuracy of peril projection data relies upon the exact coordinates of a property. The geocoding process can lead to inaccurate
results for some properties where address data is incomplete or in regions where geocoding services are less accurate.
–Additionally, a key assumption in quantifying the impacts from perils is the level of resilience a particular building archetype has, for example age of construction, material or relevant building standards. This information is often limited, and assumptions are made.
Projected peril risk
Perils are assessed that are material to each region and where we have the external peril data available.
Flooding has the potential to be the peril having the largest impact on our portfolio. When assessing the risk in the portfolio we assess both the inherent and residual risks. An inherent view considers property location, whereas the residual risk incorporates the resilience a particular building has to the peril impacts. The inherent flood risk is shown below, and outlines the percentage of properties and their corresponding flood depths predicted in a 1-in-100 year event.
In 2024, we provided further granularity in our flood risk table by reporting the proportion of properties that we would expect to be at no risk of flooding during a 1-in-100 year severity flood event. In the
2024 exercise under the Baseline flood risk 1-in-100 year event for the UK, 92.1% of properties have no forecasted flood risk (2023:
92.4%), as such c.8% of properties are situated in areas that could be exposed to varying severities of flooding, however there are often mitigating factors, such as the floor level of a building, that reduce risk.
The table below outlines the flood depths that the properties would be exposed to under different climate scenarios.

Exposure to flooding (%)[1]
		Climate Scenarios
Markets	Flood depth (metres)	Baseline flood risk 1-in-100 year event[2,3]	Current Commitments	Downside Physical Risk
		2024	2050	2050
UK	0	92.1	91.5	91.6
	0-0.5	7.8	8.3	5.2
	0.5-1.5	0.1	0.2	2.8
	>1.5	0	0	0.4
Hong Kong[4]	0	67.9	64.0	64.0
	0-0.5	16.9	17.0	15.5
	0.5-1.5	15.1	18.9	20.4
	>1.5	0.1	0.1	0.1
1    Severe flood events include river and surface flooding and coastal inundation. The table compares 2050 snapshots under the Current
Commitments and Downside Physical Risk scenarios with a baseline view in 2024. We do expect to see changes to our flood depth distributions as climate risk data is refreshed.
2    Baseline flood risk is the flood risk for a 1-in-100 year event, based on current peril data.
3  2024 relates to the year in which the assessment was conducted. The baseline data is based on the mortgage portfolio as at 31 December 2023 and 2022, for the UK and Hong Kong respectively.
4    In 2022, 94% of properties in Hong Kong (where HSBC provides mortgages) are apartments located on the second floor or above. For properties located in areas exposed to flooding, direct damages would be mitigated against, with only common ground floor areas potentially impacted.
Through our climate scenario analysis, we recognise acute impacts are more severe than long-term chronic impacts. We observed this when assessing the outputs under the Severe Climate Stress
scenario, which focuses on prescribed physical risk events rather than recognising the probabilistic nature of these perils, which are considered very unlikely by 2030. Overall, our retail mortgage portfolio remains resilient to climate risk and impact severity is muted at portfolio levels as our book has diversified property locations with insurance coverage being a key loan covenant.
How climate change is impacting our
commercial real estate portfolios
In our climate scenario analysis exercise, we assess our commercial real estate (‘CRE’) customers’ vulnerability to various perils, including flooding and cyclonic wind exposures. Our CRE portfolio is globally diversified with larger concentrations in Hong Kong, the UK, France and the US. In our 2024 exercise we carried out a detailed
assessment of our UK portfolio. In addition, we performed a bespoke assessment of our Hong Kong portfolio via the HKMA climate
scenario analysis exercise.
Geographical location is a key determinant in our exposure to potential physical risk events, which can lead to higher ECLs due to the cost of repairing damage as well as the longer-term impacts on property valuations. These can lead to higher defaults and
consequential losses in areas where physical risk events are gradually increasing in frequency and severity.

HSBC Holdings plc Annual Report on Form 20-F	257
The table below shows the proportion of our CRE portfolio exposed to specific physical perils in our key markets.

Exposure to peril (%)[1]
Market	Exposure at default (EAD)[2] 2023	Coastal inundation	Cyclone wind[3]	Surface water flooding	Riverine flooding	Forest Fires
Hong Kong	●	1	100	12	10	2
UK	●	17	0	9	8	0
1    Proportion of our CRE portfolio exposed to specific physical perils in the
Downside Physical Risk scenario as at 2050.
2    The size of the bubbles is a visual representation of the portfolios, in terms of EAD, relative to one another.
3    Assumes all properties are impacted by some damage due to extreme wind, but the intensity of impact is very insignificant and highly muted in some regions, represented by (~0%) exposure to this peril.
As assessed through our internal climate scenario analysis exercise, impacts on our UK portfolio are largely driven by chronic physical risk, related mainly to coastal and tidal river flooding due to a rise in sea level. The UK analysis explored acute weather events, such as extreme rainfall accompanied with storm winds that may lead to further property damage and business disruption.
We assessed the impacts on transition risk for the UK portfolio, mainly focused on the impact of retrofitting costs on property valuations due to meet minimum energy performance certificate
(‘EPC’) requirements for properties having low energy efficiency.
Sensitivity analysis has been conducted on EPC upgrade costs that would be higher in a faster transition scenario due to the accelerated pace of upgrades. In the Below 2 Degrees scenario, we assume actions where non-domestic properties are required to achieve an
EPC rating of B by 2040. To meet these minimum standards,
counterparties in our portfolio would potentially need to retrofit their properties or risk having stranded assets with a material valuation haircut.
The table below demonstrates the impact on our CRE portfolio for specific markets, including the three biggest markets – Hong Kong, the UK and the US. This shows the increase in cumulative ECL over different time horizons, under each scenario, compared with a counterfactual scenario (expressed as a multiple).

Impact on our commercial real estate portfolio
Climate Scenarios	ECL increase [1,2]
	Short-term	Medium-term	Long-term
Below 2 Degrees
Downside Physical Risk

Lower Impact	<1.1x	<1.25x	<1.5x	<1.75x	<2.25x	<2.75x	Higher Impact
1    Increase in cumulative ECL compared with counterfactual over short, medium and long-term time horizons, expressed as a multiple.
2    Values in the key represent the multiplier of increase in ECL, i.e. <1.1 equates to less than 10% increase over the counterfactual which excludes climate change impacts.
Geographically, our most significant exposure is in Hong Kong, which was assessed in a bespoke exercise. This region has material physical risk exposure to wind and flooding due to strong tropical cyclones. However, in the HKMA exercise, a large proportion of CRE exposures were not materially impacted, with less than 0.5% of properties suffering from damage greater than 3% of their asset values per year. The properties are protected from cyclonic winds and flooding due to high building standards, high elevation, and protection from coastal defences in this region, such as rainstorm impacts being muted due to the positive impact of new drainage tunnels and tanks in the city.
Overall, and in line with our assessment in prior years, our analysis shows our commercial real estate portfolio remains resilient to climate risk. Under our Below 2 Degrees scenario, impact severity is muted at the portfolio level as our counterparties have diversified property portfolios with insurance coverage being a key loan covenant. Under the Downside Physical Risk scenario, the impacts were observed to be heightened due to significant global weather events. We also observed impacts in the Severe Climate Stress scenario are more significant, which were driven by coastal
inundation and flooding events.
Our CRE modelling is subject to similar limitations as our retail mortgage climate models in regard to lack of historical data, reliance on exact building co-ordinates and information on building resilience.
How we assess climate risk impacts
on other risk types
We use climate scenario analysis to assess the impacts on other risks including traded risk, sovereign credit risk, pension risk and non-
financial risks.
In 2024 for traded risk, we explored the potential fair value impacts of climate risks on our trading and banking portfolios across multiple scenarios, covering physical and transition risk climate drivers, and capturing short and long-term impacts. The analysis considered all relevant asset classes including interest rates, exchange rates, credit and equities, with market shocks capturing the impact of abrupt increases in carbon prices or physical risk perils resulting in structural economic impacts that affect the productivity of high-risk sectors at a country level.
For sovereign credit risk we continued to assess the impacts of climate risks on sovereign debt under the different climate scenarios.
For pension risk we modelled balance sheet and income statement projections for the main defined benefit pension plans. This year’s exercise focused on assessing the impact of a severe physical risk shock using the Severe Climate Stress scenario.
For non-financial risk we assessed the potential impacts of a misstatement in our ESG and climate-related reporting and
disclosures. For regulatory compliance risk, we assessed the potential impacts of greenwashing in the manufacturing and
marketing of ESG funds and in the marketing of sustainability-linked bonds. For resilience risk, we assessed the potential impacts on our critical real estate from climate change, including temperature extremes, drought, water stress, wildfire, tropical cyclones and flooding.
Understanding the resilience of our
properties
Climate change poses a physical risk to the buildings that we occupy, potentially impacting our operational resilience. This includes our offices, retail branches and data centres, both in terms of loss and damage, and business interruption.
We measure the impacts of climate and weather events on our
buildings on an ongoing basis using historical, current and scenario-
modelled forecast data. In 2024, there were 40 major storms that had a minor impact on three of our buildings.
We use stress testing to evaluate the potential impact on our owned or leased premises. Our 2024 scenario stress test analysed how nine climate change-related hazards – comprising coastal flooding, fluvial flooding, pluvial flooding, soil movement due to drought, temperature extremes, water stress, wildfires, landslides and tropical cyclones –
could impact 2,719 of our properties.
The 2024 test modelled climate change with the Intergovernmental
Panel on Climate Change (‘IPCC’) Taking the Highway scenario
(SSP5-8.5), which projects that the rise in global temperatures will likely exceed 4°C by 2100. It also modelled a less severe IPCC Middle of the Road scenario (SSP2-4.5), which projects that global warming will likely be limited to 2°C.

258	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Key findings from the Taking the Highway scenario included that by
2050, 15 of our 2,719 properties will have a high potential for impact due to climate change, with insurance-related losses estimated to be in excess of 10% of the insured value of the buildings.
A key finding from the Middle of the Road scenario showed that the total number of buildings at risk reduced from 15 to 9. The
highlighted facilities are still at risk from the same perils of extreme temperature and water stress by 2050.
This forward-looking data along with historical data helps inform real estate planning. We will continue to enhance our understanding of how extreme weather events impact our buildings portfolio as climate risk assessment tools improve and evolve. We buy insurance for property damage and business interruption and consider
insurance as a loss-mitigation strategy depending on its availability and price.
We regularly review and enhance our building selection process and global engineering standards and will continue to assess historical claims data to help ensure our building selection and design standards address the potential impacts of climate change.
Conclusion to insights from climate
scenario analysis
Climate scenario analysis is an evolving process and there are data and modelling limitations due to the information and expertise available in the current market. Physical risk modelling is nascent and currently we are only able to model direct climate peril impacts on real estate. Limited considerations are made to the pricing
implications of new green products and clients that are likely to emerge over the time horizon.
We will continue to enhance the use of climate scenario analysis in our business decision making, supporting our climate resilience. We have started to explore the impacts on our portfolio from a nature risk perspective and expect the model and capabilities to evolve over time.

Resilience risk
Overview
Resilience risk is the risk of sustained and significant business disruption from execution, delivery, physical security or safety events, causing the inability to provide critical services to our customers, affiliates and counterparties. Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk management
Key developments in 2024
During the year, we conducted several initiatives to keep pace with geopolitical, regulatory and technology changes, and strengthened the management of resilience risk.
–We continued to recognise that our customers were impacted by service disruptions, responded to these urgently and aimed to recover with minimum delay. We continued to initiate post-
incident review processes to prevent recurrence. Where we
identify that investment is required to further enhance the Group’s operational resilience capabilities, findings are fed into the Group’s financial planning, helping to ensure we continue to meet the expectations of our customers and our regulators.
–We continued to monitor markets affected by the Russia-Ukraine war and the conflict in the Middle East, as well as other
geopolitical events, for any potential impact they may have on our colleagues and operations.
–We provided analysis and easy-to-access risk and control
information and metrics to enable management to focus on non-
financial risks in their decision making and appetite setting.
–We further strengthened our non-financial risk governance and senior leadership.
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
We view resilience risk across nine sub-risk types related to:
technology and cybersecurity risk; third-party risk; transaction processing risk; business interruption and incident risk; data risk;
change execution risk; building unavailability risk; protective security risk and workplace safety.
Risk appetite and key escalations for resilience risk are reported to the Non-Financial Risk Management Board, chaired by the Group
Chief Risk and Compliance Officer, with an escalation path to the
Group Risk Management Meeting and Group Risk Committee.
Key risk management processes
We operate processes to support our resilience according to our Risk
Management Framework. Our operational resilience is our ability to anticipate, prevent, adapt, respond to, recover, and learn from internal or external disruption, continuing to provide Important Business
Services to customers and clients, while minimising impact on the wider financial system when disruption occurs. This is achieved via day-to-day oversight and periodic and ongoing assurance, such as deep dive reviews and controls testing, which may result in
challenges being raised to our businesses and group governance by our risk stewards. We have invested to improve response and
recovery strategies for our important business services and Important
Group business services to meet regulatory and customer
expectations.
Business operations continuity
We continue to monitor the Russia-Ukraine war and the conflict in the
Middle East, and remain ready to take measures to ensure business continuity in affected markets should the situations require. There have been no related significant disruptions to our services, although businesses and functions in nearby markets continually review their plans and responses to minimise any potential impacts.

HSBC Holdings plc Annual Report on Form 20-F	259
Regulatory compliance risk
Overview
Regulatory Compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct
(including unauthorised trading) and breaching related financial services regulatory standards. Regulatory Compliance risk arises from the failure to observe relevant laws, codes, rules and regulations and can manifest itself in poor market or customer outcomes and lead to fines, penalties and reputational damage to our business. We aim to keep abreast of developments in legal principles or conduct
requirements (including in relation to the risk of such developments in one part of the financial industry being construed as applying to other parts of the financial industry, which could lead to legal or regulatory proceedings).
Regulatory compliance risk
management
Key developments in 2024
Regulatory horizon scanning and mapping capabilities continue to evolve with a focus on enhanced connectivity to Risk management systems to support better traceability of regulatory obligations.
We have enhanced our processes, framework, and governance
capabilities to improve the controls and oversight of Consumer Duty outcomes in the UK. Work is underway to transition from event-
driven technology to incorporate Cloud and analytics capability to enhance our oversight abilities in areas such as surveillance.
Governance and structure
The Group Head of Regulatory Compliance reports to the Group Chief
Risk and Compliance Officer. Regulatory Compliance and Financial
Crime Compliance teams work together and with relevant
stakeholders to achieve good conduct outcomes, and provide
enterprise-wide support on the Compliance risk agenda in close collaboration with colleagues from the Group Risk and Compliance function.
Key risk management processes
The Global Regulatory Compliance capability is responsible for setting global policies, standards and risk appetite to guide the Group’s management of Regulatory Compliance risk. It also devises the required frameworks, support processes and tooling to protect against Regulatory Compliance risks. The Group capability provides oversight, review and challenge to the global market, regional and local line of business teams to help them identify, assess and mitigate Regulatory Compliance risks, where required. The Group’s
Regulatory Compliance risk policies are regularly reviewed. Global policies and procedures require the identification and escalation of any actual or potential regulatory breaches.
Relevant events and issues are escalated to the Group’s Non-
Financial Risk Management Board, the Group Risk Management
Meeting and the Group Risk Committee, as appropriate. The Group
Head of Regulatory Compliance attends the Risk and Compliance
Executive Committee, the Group Risk Management Meeting and the
Group Risk Committee.

Financial crime risk
Overview
Financial crime risk is the risk that HSBC’s products and services will be exploited for criminal activity. This includes fraud, bribery and corruption, tax evasion, sanctions and export control violations and evasion, money laundering, terrorist financing and proliferation financing. Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Financial crime risk management
Key developments in 2024
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
–deployment of our intelligence-led, dynamic risk assessment capability for customer account monitoring in additional entities and global businesses;
–deployment of a next generation capability to increase our
monitoring coverage on correspondent banking activity in
additional markets;
–enhancing our fraud controls and continuing to invest in, and monitor, technological developments; and
–enhancements in response to the rapidly evolving and complex global payments landscape and refinement of our digital assets and currencies strategy.
Governance and structure
The structure of the Financial Crime function remained substantively unchanged in 2024. The Group Head of Financial Crime and Group
Money Laundering Reporting Officer continues to report to the Group
Chief Risk and Compliance Officer, while the Group Risk Committee retains oversight of matters relating to financial crime.
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
We are committed to complying with the laws and regulations of all the markets in which we operate and apply a consistently high financial crime standard globally.
We continued to invest in enhancing our operational control
capabilities and technology solutions to deter and detect criminal activity. We further strengthened our financial crime risk taxonomy and control libraries and our monitoring capabilities through technology deployments. We developed more targeted metrics, and continued to seek to enhance our governance and reporting.

260	HSBC Holdings plc Annual Report on Form 20-F
Risk review

We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk. In 2024, our focus remained on measures to improve the overall effectiveness of the global financial crime framework and promote the risk-based approach.
Through our work with industry bodies, such as the Wolfsberg Group, we provided input into legislative and regulatory reform activities and supported the efforts of the global standard setter, the Financial
Action Task Force. We did this by contributing to the development of responses to consultation papers focused on how financial crime risk management frameworks can deliver more effective outcomes in detecting and deterring criminal activity. In addition, we participated in a number of public events related to the promotion of risk-based supervision, payment transparency, fraud risk management and financial inclusion, as well as tackling forestry crimes, wildlife trafficking and human trafficking.

Model risk
Overview
Model risk is the risk of the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.
Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Key developments in 2024
In 2024, we continued to make improvements in our Model Risk
Management (‘MRM’) processes amid regulatory changes in MRM
requirements.
Initiatives during the year included:
–updating our MRM Framework to meet the requirements of the
PRA’s SS1/23 with a programme of work in progress to
implement these changes across the model landscape;
–completing a review of model tiering across the organisation assessing the materiality and complexity of all models and
assigning a new tier which will drive the level of oversight required at model level;
–introducing a new framework to govern and manage the risks
associated with Deterministic Quantitative Methods, which are complex and material calculators that although not technically models still present similar risks;
–following feedback from the PRA and other regulators on a
number of our model submissions for internal ratings-based (‘IRB’)
models, we are delivering a programme of work to redevelop
several IRB models for wholesale credit;
–enhancing our framework for the independent validation of models accounting for new generative AI techniques becoming more
widely used; and
–working closely with businesses and functions in developing a governance framework to manage the range of risks these AI and
Machine Learning (‘ML’) techniques can introduce.
Governance and structure
Model risk governance committees at the Group, business and
functional levels provide oversight of model risk. The committees include senior leaders from the global businesses and the Group Risk and Compliance function, and focus on model-related concerns and are supported by key model risk metrics. We also have Model Risk
Committees in our geographical regions focused on local delivery and requirements. The Group-level Model Risk Committee is chaired by the Group Chief Risk and Compliance Officer, and the heads of key businesses participate in these meetings.
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

HSBC Holdings plc Annual Report on Form 20-F	261
Insurance manufacturing
operations risk

Contents
261	Overview
261	Insurance manufacturing operations risk management
262	Insurance manufacturing operations risk in 2024
262	Measurement
263	Key risk types
263	– Market risk
264	– Credit risk
264	– Liquidity risk
265	– Insurance underwriting risk

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
Our life insurance manufacturing subsidiaries operate in eight markets, which are Hong Kong, Macau, Singapore, mainland China,
France, UK, Malta and Mexico. This excludes Argentina where the sale of the insurance business was completed on 6 December 2024.
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
Key developments in 2024
The insurance manufacturing subsidiaries follow the Group’s risk management framework. In addition, there are specific policies and practices relating to the risk management of insurance contracts, which did not change materially over 2024. During the year, there was continued market volatility observed across interest rates, equity and credit markets and foreign exchange rates. This was
predominantly driven by geopolitical factors and wider inflationary concerns. Other areas of focus were the ongoing integration of the insurance business that was acquired through AXA Singapore in 2022 into the Group’s risk management framework, development of
processes and systems within the reinsurance entity established in
Bermuda, and controls supporting IFRS 17.
As mentioned, the insurance business in Argentina was sold during
2024, with the sale completing on 6 December 2024. Following
HSBC’s announcement on 20 December 2024 of the signing of a
memorandum of understanding for the planned sale of its French insurance business, the balance sheet of the French business has been reported as held for sale at 31 December 2024. Further details are provided on page 433.
Governance and structure
(Audited)
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the Group’s risk appetite and risk management framework, including its three lines of defence model. For details of the Group’s governance framework, see page 145. The Global
Insurance Risk Management Meeting oversees the control
framework globally and is accountable to the WPB Risk Management
Meeting on risk matters relating to the insurance business.
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
Key risk management processes
Market risk
(Audited)
All our insurance manufacturing subsidiaries have market risk mandates and limits that specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk that they may retain. They manage market risk by using some or all of the techniques listed below, among others, depending on the nature of the contracts written.
–We are able to adjust bonus rates to manage the liabilities to policyholders for products with participating features. The effect is that a significant proportion of the market risk is borne by the policyholder.
–We use asset and liability matching where asset portfolios are structured to support projected liability cash flows. The Group manages its assets using an approach that considers asset quality, diversification, cash flow matching, liquidity, volatility and target

262	HSBC Holdings plc Annual Report on Form 20-F
Risk review

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
Capital and liquidity risk
(Audited)
Capital risk for our insurance manufacturing subsidiaries is assessed in the Group’s ICAAP, based on their financial capacity to support the risks to which they are exposed. Capital adequacy is assessed on both the Group’s economic capital basis, and the relevant local insurance regulatory basis.
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
(Audited)
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
–oversight by financial reporting committees and actuarial review committees in each of our entities of the methodology and
assumptions that underpin IFRS 17 reporting.
Insurance manufacturing operations risk in 2024
Measurement
The following tables show the composition of the fair value of underlying items of the Group’s participating contracts at the reporting date.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Other contracts[3]	Shareholder assets and liabilities	Total
At 31 Dec 2024	$m	$m	$m	$m	$m
Financial assets	98,676	4,452	6,227	5,967	115,322
– trading assets	—	—	—	—	—
–financial assets designated and otherwise mandatorily measured at fair value through profit or loss	94,327	4,233	4,839	690	104,089
– derivatives	207	7	1	—	215
– financial investments – at amortised cost	545	90	1,060	4,335	6,030
– financial assets at fair value through other comprehensive income	—	—	6	73	79
– other financial assets	3,597	122	321	869	4,909
Insurance contract assets	14	104	—	—	118
Reinsurance contract assets	—	5,013	—	—	5,013
Other assets and investment properties[4]	24,647	64	36	3,337	28,084
Total assets at 31 Dec 2024	123,337	9,633	6,263	9,304	148,537
Liabilities under investment contracts designated at fair value	—	—	5,931	—	5,931
Insurance contract liabilities	102,605	4,427	—	—	107,032
Reinsurance contract liabilities	—	701	—	—	701
Deferred tax	—	—	—	12	12
Other liabilities[4]	21,772	39	—	6,035	27,846
Total liabilities	124,377	5,167	5,931	6,047	141,522
Total equity	—	—	—	7,015	7,015
Total liabilities and equity at 31 Dec 2024	124,377	5,167	5,931	13,062	148,537

HSBC Holdings plc Annual Report on Form 20-F	263

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)

	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Other contracts[3]	Shareholder assets and liabilities	Total
At 31 Dec 2023	$m	$m	$m	$m	$m
Financial assets	113,605	3,753	5,812	7,696	130,866
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	100,427	3,593	4,177	1,166	109,363
– derivatives	258	10	—	6	274
– financial investments – at amortised cost	1,351	67	1,157	4,772	7,347
– financial assets at fair value through other comprehensive income	8,859	—	5	693	9,557
– other financial assets	2,710	83	473	1,059	4,325
Insurance contract assets	13	213	—	—	226
Reinsurance contract assets	—	4,871	—	—	4,871
Other assets and investment properties	2,782	164	35	1,636	4,617
Total assets at 31 Dec 2023	116,400	9,001	5,847	9,332	140,580
Liabilities under investment contracts designated at fair value	—	—	5,103	—	5,103
Insurance contract liabilities	116,389	3,961	—	—	120,350
Reinsurance contract liabilities	—	819	—	—	819
Deferred tax	—	1	—	3	4
Other liabilities	—	—	—	6,573	6,573
Total liabilities	116,389	4,781	5,103	6,576	132,849
Total equity	—	—	—	7,731	7,731
Total liabilities and equity at 31 Dec 2023	116,389	4,781	5,103	14,307	140,580
1‘Life direct participating and investment DPF contracts’ are life direct participating contracts and investment contracts with discretionary participating features.
These are substantially measured under the variable fee approach measurement model.
2‘Life other contracts’ are measured under the general measurement model and mainly include protection insurance contracts as well as reinsurance contracts.
The reinsurance contracts primarily provide diversification benefits over the life direct participating and investment DPF contracts.
3‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
4’Other assets and investment properties’ includes $24,222m and ’Other liabilities’ includes $23,420m in respect of the classification of the French insurance business assets and liabilities as held for sale at 31 December 2024. Further details are provided on page 433.
Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting HSBC’s capital or profit. Market factors include interest rates, equity and growth assets, credit spreads and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are contracts with participating features. These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which bonuses are added if allowed by the overall performance of the funds. For contracts without participating features, some form of guarantee may still exist but HSBC’s ability to share risks with policyholders will be reduced.
Funds supporting these savings products are primarily invested in fixed income, with a proportion in some cases allocated to other asset classes to provide customers with the potential for enhanced returns.
These products expose HSBC to the risk of variation in asset returns, which will impact our participation in the investment performance.
In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, and some contracts are non-participating, in which case the shortfall has to be met by HSBC.
Amounts are held against the cost of such positions, calculated by stochastic modelling in the larger entities.
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
These sensitivities are prepared in accordance with current IFRS
Accounting Standards and are based on changing one assumption at a time with other variables being held constant, recognising that in practice such variables could be correlated.
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
The method used for deriving sensitivity information and significant market risk factors remain unchanged except for updates made to the foreign exchange rate risk methodology, which now limits the impacts to within more recent historical ranges. 2023 comparative sensitivities have been updated to reflect this change.
The sensitivities provided below include the French insurance business, which was classified as held for sale at 31 December 2024.
Further details are provided on page 433.

264	HSBC Holdings plc Annual Report on Form 20-F
Risk review

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors
(Audited)
	2024			2023
	Effect on CSM	Effect on profit after tax[1]	Effect on total equity	Effect on CSM	Effect on profit after tax[1]	Effect on total equity
	$m	$m	$m	$m	$m	$m
+100 basis point parallel shift in yield curves	(155)	83	52	(92)	66	32
-100 basis point parallel shift in yield curves	(249)	(217)	(186)	(390)	(137)	(103)
+100 basis point shift in credit spreads	(907)	(84)	(115)	(884)	(11)	(45)
-100 basis point shift in credit spreads	876	60	91	806	104	138
10% increase in growth assets[2]	467	73	73	436	78	78
10% decrease in growth assets[2]	(514)	(79)	(79)	(507)	(85)	(85)
10% appreciation in US dollar exchange rate against local functional currency[3]	71	17	17	24	(1)	(1)
10% depreciation in US dollar exchange rate against local functional currency[3]	(26)	(3)	(3)	(35)	(3)	(3)
1‘Effect on profit after tax‘ in respect for the year.
2‘Growth assets’ primarily comprise equity securities and investment properties. Variability in growth asset fair value constitutes a market risk to insurance manufacturing subsidiaries.
3During the year 10% US dollar exchange rate methodology changed and the 10% sensitivity range applies to all currencies except for the Hong Kong dollar, where the extent of change is limited by the impact of the HKD to USD peg. The comparatives have been restated accordingly.
Credit risk
(Audited)
Description and exposure
Credit risk is the risk of financial loss if a customer or counterparty fails to meet their obligation under a contract. It arises in two main risks for our insurance manufacturers:
–the risk associated with credit spread volatility and default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and
–the risk of default by reinsurance counterparties and non-
reimbursement for claims made after ceding insurance risk.
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 262.
The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher (as defined on page 170), with none of the exposure being either past due or impaired (2023: none).
Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholders. Therefore, our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds. The credit quality of insurance financial assets is included in the table on page 196.
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
The remaining maturity of insurance contract liabilities is included in
Note 4 on page 395.
The amounts of insurance contract liabilities that are payable on demand are set out by the product grouping below; 2024 balances exclude the
French insurance business that was classified as held for sale at 31 December 2024 (further details are provided on page 433).

Amounts payable on demand
(Audited)
	2024		2023
	Amounts payable on demand	Carrying amount for these contracts	Amounts payable on demand	Carrying amount for these contracts
	$m	$m	$m	$m
Life direct participating and investment DPF contracts	98,275	102,605	107,287	116,389
Life other contracts	2,960	4,427	2,765	3,961
At 31 Dec	101,235	107,032	110,052	120,350

HSBC Holdings plc Annual Report on Form 20-F	265
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
The tables on page 262 analyse our life insurance underwriting risk exposures by composition of the fair value of the underlying items.
The insurance underwriting risk profile and related exposures remain largely consistent with those observed at 31 December 2023.
Sensitivities
(Audited)
The following table shows the sensitivity of the CSM, profit and total equity to reasonably foreseeable changes in non-economic
assumptions across all our insurance manufacturing subsidiaries.
These sensitivities are prepared in accordance with current IFRS.
Sensitivity to lapse rates depends on the type of contracts
being written. An increase in lapse rates typically has a negative effect on CSM (and therefore expected future profits) due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges.
Mortality and morbidity risk is typically associated with life insurance contracts. During the year we have revised the sensitivity to mortality and morbidity rates from 10% to 5% to align with reasonably
foreseeable changes, and the comparatives have been restated
accordingly. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for our smaller entities.
The impact of changing insurance underwriting risk factors is primarily absorbed within the CSM, unless contracts are onerous in which case the impact is directly to profit. The impact of changes to the CSM is released to profits over the expected coverage periods of the related insurance contracts.
The sensitivities provided below include the French insurance business, which was classified as held for sale at 31 December 2024.
Further details are provided on page 433.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to insurance underwriting risk factors[1]
(Audited)
	Effect on CSM	Effect on profit after tax[2]	Effect on total equity
At 31 Dec 2024	$m	$m	$m
10% increase in lapse rates	(282)	(21)	(30)
10% decrease in lapse rates	297	23	36
5% increase in mortality and/or morbidity rates	(92)	(16)	(20)
5% decrease in mortality and/or morbidity rates	102	14	23
10% increase in expense rates	(66)	(11)	(15)
10% decrease in expense rates	68	12	15

At 31 Dec 2023
10% increase in lapse rates	(277)	(24)	(24)
10% decrease in lapse rates	290	29	29
5% increase in mortality and/or morbidity rates[3]	(87)	(11)	(11)
5% decrease in mortality and/or morbidity rates[3]	87	16	16
10% increase in expense rates	(68)	(6)	(6)
10% decrease in expense rates	67	11	11
1The sensitivities impacts are provided after considering the impacts of reinsurance contracts held as risk mitigation.
2‘Effect on profit after tax‘ in respect for the year.
3During the year the sensitivity to mortality and morbidity rates have been changed from 10% to 5% and the comparatives have been restated accordingly.

266	HSBC Holdings plc Annual Report on Form 20-F
Corporate
governance
report
HSBC continues to enhance its corporate
governance practices and procedures to
support the Board’s commitment to high
standards of corporate governance.
The corporate governance report contains the
Report of the Directors and gives details of our
Board of Directors, senior management, and
Board committees. It outlines key aspects of
our approach to corporate governance,
including internal control.
It also includes the Directors’ remuneration
report, which explains our policies on
remuneration and their application.
We have a comprehensive range of policies and systems
in place designed to help ensure that the Group is well
managed, with effective oversight and control.

267	The Board
272	Senior management
275	How we are governed
281	Board matters considered and workforce engagement
287	Board and committee effectiveness, performance and accountability
289	Board committees
309	Directors’ remuneration report
349	Share capital and other related governance disclosures
354	Internal control
356	Employees
359	Statement of compliance
London, UK, 2019. HSBC Lion, 8 Canada Square.

HSBC Holdings plc Annual Report on Form 20-F	267
The Board
The Board, which seeks to promote the Group’s long-term success, deliver sustainable value to shareholders and promote a culture of openness and debate, comprises diverse, high-calibre members who have experience in our global markets.
Chairman and executive Directors
Sir Mark E Tucker (67)
Group Chairman
Appointed to the Board: September 2017
Group Chairman since: October 2017
Skills and experience: With over 40 years of
experience in financial services in Asia, the US, the
UK, and Africa, including 30 years based in Hong
Kong, Mark has a deep understanding of the
industry and the markets in which we operate.
Career: Mark is also non-executive Group Chairman
of the Discovery Group of South Africa. Mark was
previously Group Chief Executive and President of
AIA Group Limited (‘AIA’). Prior to that, he was
Group Chief Executive of Prudential plc. Mark
previously served on the Court of the Bank of
England. He has also served on the Board of the
Goldman Sachs Group.
External appointments:
–Non-executive Group Chairman of Discovery
Group of South Africa
–Supporting Chair of Chapter Zero
–Member of the Asia Business Council
–Member of the Hong Kong Chief Executive’s
Council of Advisers
–Member of the Investment Council of the
Supreme National Investment Committee of the
Kingdom of Saudi Arabia
–Chairman of the Multinational Chairmen’s Group
–Director, Peterson Institute for International
Economics
–Director, Institute of International Finance
–Trustee, Asia Society Global Board of Trustees
–Member of the China National Financial
Regulatory Administration International Advisory
Council (NFRA IAC)
–International Adviser, Hong Kong Academy of
Finance - International Council of Advisers
–Member of the Advisory Board of the Asia Global
Institute
–International Business Leaders’ Advisory Council
to the Mayor of Beijing (IBLAC Beijing) – Advisor
to the Mayor
–International Business Leaders’ Advisory Council
to the Mayor of Shanghai (IBLAC Shanghai) –
Advisor to the Mayor
Georges Elhedery (50)
Group CEO
Appointed to the Board: January 2023
Skills and experience: Georges has over 25 years
of experience in the banking industry across
Europe, the Middle East and Asia, and has held a
number of executive roles at a regional, global
business and functional level.
Career: Georges was appointed Group CEO from
2 September 2024. He most recently served as
Group CFO between January 2023 and September
2024. Georges joined HSBC in 2005 with extensive
trading experience in London, Paris and Tokyo. He
has since held a number of senior leadership roles,
including Head of Global Banking and Markets,
Middle East and North Africa; Chief Executive
Officer for HSBC, Middle East, North Africa and
Türkiye; Global Head of Markets; and co-Chief
Executive Officer, Global Banking and Markets
based in London.
External appointments:
–Member of the Monetary Authority of Singapore,
International Advisory Panel
–Independent non-executive Director of
Sustainable Markets Initiative Limited
–Member of the Financial Services Task Force of
the Sustainable Markets Initiative
–Member of the Advisory Board of The China
Children Development Fund
–Principal Member of The Glasgow Financial
Alliance for Net Zero
Manveen Kaur
(known as Pam Kaur) (61)
Group CFO
Appointed to the Board: January 2025
Skills and experience: Pam has extensive global
banking experience, gained over an almost 40-year
career with a number of global financial institutions.
She has performed many senior roles in audit,
business, compliance, finance and risk
management.
Career: Pam was appointed Group CFO on
1 January 2025. Prior to this, she served as Group
Chief Risk Officer from January 2020 and assumed
responsibility for Compliance in June 2021. She
served as Group Chief Risk and Compliance Officer
until December 2024. Prior to joining HSBC in April
2013 as Group Head of Internal Audit, Pam held
several senior positions including Global Head of
Group Audit for Deutsche Bank; Chief Financial
Officer and Chief Operating Officer of the
Restructuring and Risk Division for Royal Bank of
Scotland Group plc; Group Head of Compliance and
Anti-Money Laundering for Lloyds TSB; and Chief
Compliance Officer for Citigroup International.
External appointments:
–Non-executive Director of The Hongkong and
Shanghai Banking Corporation Limited
–Independent non-executive Director of abrdn plc
.
Board committee membership key
  Committee Chair
  Group Audit Committee
  Group Risk Committee
  Group Remuneration Committee
  Nomination & Corporate Governance Committee
  Group Technology and Operations Committee
For full biographical details of our Board
members, see www.hsbc.com/who-we-are/our-
people/board-of-directors.

268	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Independent non-executive Directors
Geraldine Buckingham (47)
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
BlackRock’s Global Head of Corporate
Strategy, and previously was a partner
within McKinsey & Company’s
financial services practice.
External appointments:
–Independent non-executive Director
of Brunswick Group Partnership Ltd
–Independent non-executive Director
of H.R.L. Morrison & Co Limited
–Member of the Advisory Board of
ClimateWorks Centre Australia
–Member of the Advisory Board of
the McKinsey Health Institute
Rachel Duan (54)
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
Russia and the Commonwealth of
Independent States. She also
previously served as President and
Chief Executive Officer of GE
Advanced Materials China and then of
Asia-Pacific; President and CEO of GE
Healthcare China; and President and
CEO of GE China. She has previously
served as a non-executive Director of
AXA S.A.
External appointments:
–Independent non-executive Director
of Sanofi S.A.
–Independent non-executive Director
of the Adecco Group AG
–Independent non-executive Director
of Kering S.A.
Dame Carolyn Fairbairn (64)
Independent non-executive
Director
Appointed to the Board: September
2021
Skills and experience: Carolyn has
significant experience across the
media, government and finance
sectors, and a deep understanding of
the macroeconomic, regulatory and
political environment.
Career: An economist by training,
Carolyn has served as a partner at
McKinsey & Company, a member of
the UK prime minister John Major’s
Number 10 Policy Unit, and as
Director-General of the Confederation
of British Industry, and held senior
executive positions at the BBC and
ITV plc. She has extensive board
experience, having previously served
as non-executive Director of Lloyds
Banking Group plc, The Vitec Group
plc, Capita plc and BAE Systems plc.
She has also served as a non-
executive Director of the UK
Competition and Markets Authority
and the Financial Services Authority.
External appointments:
–Senior Independent non-executive
Director of Tesco plc
–Chair of Royal Mencap Society

HSBC Holdings plc Annual Report on Form 20-F	269
James Forese (61)
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
Citigroup’s President, he was Chief
Executive Officer of Citigroup’s
Institutional Clients Group. He has
held the positions of Chief Executive
of its Securities and Banking division
and Head of its Global Markets
business.
External appointments:
–Non-executive Chair of HSBC North
America Holdings Inc
–Non-executive Chairman of Global
Bamboo Technologies
Ann Godbehere (69)
Independent non-executive
Director
Appointed to the Board: September
2023
Senior Independent non-executive
Director: May 2024
Skills and experience: Ann brings
deep financial acumen and extensive
financial services experience over a
30-year career spanning insurance,
retail and private banking, and wealth
management. She also provides
global perspectives, drawing upon
experiences and insights gained from
a long career in international business.
Career: After joining Swiss Re in
1996, Ann served as the company’s
Chief Financial Officer from 2003 to
2007. She was also Interim Chief
Financial Officer of Northern Rock
Bank from 2008 to 2009 in the period
immediately after its nationalisation.
Ann also has extensive board
experience, including with FTSE 100
companies, having previously served
as non-executive Director of
Prudential plc, British American
Tobacco plc, UBS AG, UBS Group AG
and as Senior Independent non-
executive Director of Rio Tinto plc and
Rio Tinto Limited.
External appointments:
–Non-executive Director of HSBC
Bank plc
–Non-executive Director and Chair of
the Audit Committee of Stellantis
N.V.
–Non-executive Director and Chair of
the Audit and Risk Committee of
Shell plc
Steven Guggenheimer (59)
Independent non-executive
Director
Appointed to the Board: May 2020
Skills and experience: Steven
brings extensive insight into
technologies ranging from artificial
intelligence to Cloud computing,
through his experience advising
businesses on digital transformation.
Career: Steven has more than 25
years of experience at Microsoft,
including more than a decade as
Corporate Vice President, where he
led teams focused on original
equipment manufacturers, developers
and independent software vendors
and artificial intelligence solutions.
External appointments:
–Independent non-executive Director
of BT Group plc
–Independent non-executive Director
of Leupold & Stevens, Inc
–Independent non-executive Director
of Forrit Holdings Limited

270	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Dr José Antonio Meade
Kuribreña (55)
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
–Independent Member of the
Technical Committee of Fibra Uno
Administracion SA de CV
–Board member of the Global
Center on Adaptation
–Member of the Advisory Board of
the University of California, Centre
for US-Mexican Studies
–Member of the UNICEF Mexico
Advisory Board
Kalpana Morparia (75)
Independent non-executive
Director
Appointed to the Board: March 2023
Skills and experience: Kalpana is a
skilled business leader with significant
experience gained through a 45-year
career in banking across Asia,
primarily in India.
Career: Kalpana’s most recent
executive role was as Chair of J.P.
Morgan, South and Southeast Asia
and a member of J.P. Morgan’s Asia
executive committee, held until her
retirement in 2021. Before J.P.
Morgan, she was the Joint Managing
Director of ICICI Bank, India’s second-
largest bank, from 2001 to 2007. She
previously served as a non-executive
Director of Hindustan Unilever Limited
and Dr.Reddy’s Laboratories Ltd.
External appointments:
–Independent non-executive
Director of The Great Eastern
Shipping Company Limited
–Independent non-executive
Director of Philip Morris
International Inc
–Independent Director of Meesho
Inc
–Member of the Mentor Council of
the Institute for Sustainability,
Employment and Growth (ISEG
Foundation)
Eileen Murray (66)
Independent non-executive
Director
Appointed to the Board: July 2020
Skills and experience: Eileen has
extensive knowledge in financial
services, technology and corporate
strategy from a career spanning more
than 40 years.
Career: Eileen previously served as
co-Chief Executive Officer of
Bridgewater Associates, LP. Before
this, she was Chief Executive Officer
for Investment Risk Management
LLC, and President and co-Chief
Executive Officer of Duff Capital
Advisors. Eileen started her
professional career at Morgan
Stanley, where she held positions
including Controller, Treasurer, and
Global Head of Technology and
Operations, as well as Chief
Operating Officer for its Institutional
Securities Group. She was also Head
of Global Technology, Operations and
Product Control at Credit Suisse.
External appointments:
–Independent non-executive Director
of Guardian Life Insurance
Company of America
–Independent non-executive Director
of Broadridge Financial Solutions,
Inc
–Chair of Invisible Urban Charging
–Operating partner of Liberty City
Ventures

HSBC Holdings plc Annual Report on Form 20-F	271
Brendan Nelson (75)
Independent non-executive
Director
Appointed to the Board: September
2023
Skills and experience: Brendan
brings UK and international financial
and auditing expertise, and significant
experience in auditing and as audit
committee chair of UK-listed
companies.
Career: Brendan spent over 25 years
as a partner at KPMG LLP, served on
the board from 2000 and as Vice
Chairman from 2006, until his
retirement in 2010. Internationally, he
held various senior positions including
Global Chairman of the financial
services practice. Subsequently,
Brendan joined the boards of bp plc
and NatWest Group plc where he also
served as Chairman of both
companies’ audit committees.
During his career, Brendan was
President of the Institute of Chartered
Accountants of Scotland, a member
of the Financial Reporting Review
Panel and a member of the Financial
Services Authority's Practitioner
Panel. As current Chairman of the
Board of BP Pension Trustees Ltd,
Brendan has received training in ESG
considerations for investment
decisions and helped set an ambition
to be net zero in terms of greenhouse
gas emissions from investments by
2050.
External appointments:
–Non-executive Director of HSBC UK
Bank plc
–Chairman of BP Pension Trustees
Ltd
Swee Lian Teo (65)
Independent non-executive
Director
Appointed to the Board: October 2023
Skills and experience: Swee Lian
brings extensive experience within
the international financial services
industry, having previously spent over
27 years with the Monetary Authority
of Singapore (‘MAS‘).
Career: During Swee Lian’s time at
the MAS, she worked in foreign
reserves management, financial
sector development, strategic
planning and financial supervision,
before she became the Deputy
Managing Director for Financial
Supervision. She retired from the
MAS in 2015 after serving as Special
Advisor, focused on MAS’s role in the
international regulatory framework, in
the Managing Director’s office. Swee
Lian previously served as a non-
executive Director on the boards of
AIA Group Limited, Singapore
Telecommunications Limited and the
Dubai Financial Services Authority.
External appointments:
–Chair of CapitaLand Integrated
Commercial Trust Management
Limited
–Director of Clifford Capital Pte Ltd
–Director of Clifford Capital Holdings
Pte Ltd

Aileen Taylor (52)
Group Chief People &
Governance Officer
Appointed: October 2024
Skills and experience: Aileen is
a solicitor with significant risk,
governance and regulatory
experience across the banking
industry. She is a member of the
European Corporate Governance
Council and the GC100.
Career: Prior to joining HSBC,
Aileen spent 19 years at the
Royal Bank of Scotland Group,
holding various legal, risk and
compliance roles. She was
appointed Group Secretary in
2010 and subsequently Chief
Governance Officer and Board
Counsel. Aileen started her HSBC
career as Group Company
Secretary and Chief Governance
Officer in 2019 and has been
leading connectivity between
Board and Executive for over five
years. Her role was expanded to
Group Chief Human Resources
and Governance Officer in
October 2024 and then became
Group Chief People &
Governance Officer. Aileen has
held various industry positions
such as a member of the
Financial Conduct Authority's
Listing Authority Advisory Panel.

Former Directors who served during the year
David Nish
David Nish retired from the Board on 3 May 2024
Sir Noel Quinn
Sir Noel Quinn retired from the Board on 2 September 2024
For full biographical details of our Board members, see
www.hsbc.com/who-we-are/our-people/board-of-directors.

272	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Senior management
Senior management, which includes
the Group Operating Committee,
effective from 1 January 2025,
supports the Group CEO in the day-
to-day management of the business
and the implementation
of strategy.
Richard Blackburn (59)
Interim Group Chief Risk and
Compliance Officer
Richard was appointed Interim Group
Chief Risk and Compliance Officer in
January 2025. He also retains his
existing responsibilities as Global
Head of Traded and Treasury Risk
Management & Global Head of Risk
Analytics. Richard has 35 years’
experience in the financial services
sector and has been with HSBC for
over 20 years. In that time, he has
held a number of senior roles
including Regional Chief Risk Officer
for Europe and MENAT, Chief Risk &
Compliance Officer for Global Banking
& Markets, Chief Risk & Compliance
Officer for Global Commercial
Banking, Chief Financial Officer for
Global Markets and Head of Global
Markets Asset & Liability
Management.
Jonathan Calvert-Davies (56)
Group Head of Internal Audit
Jonathan is a standing attendee of the
Group Operating Committee, having
joined HSBC as Group Head of
Internal Audit in October 2019. He has
over 30 years of experience providing
assurance, audit and advisory services
to the banking and securities
industries in the UK, the US and
Europe. Jonathan’s previous roles
included leading KPMG UK’s financial
services internal audit services
practice and PwC’s UK internal audit
services practice. He also previously
served as interim Group Head of
Internal Audit at the Royal Bank of
Scotland Group.
Bob Hoyt (60)
Group Chief Legal Officer
Bob joined HSBC as Group Chief
Legal Officer in January 2021. He was
previously Group General Counsel at
Barclays from 2013 to 2020. Prior to
that, he was General Counsel and
Chief Regulatory Affairs Officer for
PNC Financial Services Group. Bob
has served as General Counsel and
Senior Policy Adviser to the US
Department of the Treasury under
Secretary Henry M. Paulson Jr, and as
Special Assistant and Associate
Counsel to the White House under
President George W. Bush.
David Liao (52)
Co-Chief Executive,
Asia and Middle East
David was appointed Co-Chief
Executive of the Asia-Pacific region in
2021, which was expanded to cover the
Middle East in January 2025. David,
who joined HSBC in 1997, has held
several senior roles during his HSBC
career including: Head of Global
Banking Coverage for Asia-Pacific;
President and Chief Executive of HSBC
China; Head of Global Banking and
Markets, HSBC China; and Treasurer
and Head of Global Markets, HSBC
China. He also serves as the Chair of
HSBC Bank (China) Company Limited,
and as a Director of Bank of
Communications Co., Limited and Hang
Seng Bank Limited.

HSBC Holdings plc Annual Report on Form 20-F	273
Barry O’Byrne (49)
Chief Executive Officer,
International Wealth & Premier
Banking
Barry was appointed Chief Executive
Officer of Wealth and Premier
Banking in October 2024. He joined
HSBC in 2017 firstly as Chief
Operating Officer for Global
Commercial Banking and became
Chief Executive Officer in 2019.
Before joining HSBC, Barry worked at
GE Capital for 19 years where he held
a number of senior leadership roles,
including Chief Executive Officer and
Chief Operating Officer for GE Capital
International.
Michael Roberts (64)
Chief Executive Officer,
HSBC Bank plc, and Corporate
and Institutional Banking
Michael was appointed Chief
Executive Officer, Corporate and
Institutional Banking and Western
Markets in January 2025. In this role
he also holds the role of CEO, HSBC
Bank plc, the Group’s non-ring-fenced
bank. Michael previously served as
Chief Executive Officer of HSBC US
and Americas until December 2024.
Prior to this he held the role of Chief
Executive Officer of HSBC USA when
he joined HSBC in 2019. Prior to
joining HSBC, Michael spent over 30
years at Citigroup in a number of
senior leadership roles, most recently
as Global Head of Corporate Banking
and Capital Management and Chief
Lending Officer.
Surendra Rosha (56)
Co-Chief Executive,
Asia and Middle East
Surendra was appointed Co-Chief
Executive of the Asia-Pacific region in
2021, which was expanded to cover
the Middle East in January 2025. He
is a Director of The Hongkong and
Shanghai Banking Corporation
Limited, HSBC Global Asset
Management Limited and HSBC Bank
Malaysia Berhad. Surendra joined
HSBC in 1991 and has held several
senior positions within Global Banking
and Markets, including Head of Global
Markets in Indonesia and Head of
Institutional Sales, Asia-Pacific. He
previously held the position of Chief
Executive for HSBC India and Head of
Financial Institutions Group, Asia-
Pacific.

Additional members of the Group
Operating Committee
Georges Elhedery
Pam Kaur
Aileen Taylor
Other Senior Management who
served on the Group Executive
Committee during the year:
–Greg Guyett, former Chief
Executive Officer Global Banking
and Markets stepped down as a
Group Executive Committee
member on 31 December 2024. He
assumed the role of Chair, Strategic
Clients Group on 1 January 2025.
–Elaine Arden, former Group Chief
Human Resources Officer stepped
down on 30 September 2024.
–John Hinshaw, former Group Chief
Operating Officer stepped down on
30 September 2024.
–Nuno Matos, former Chief
Executive Officer Wealth and
Personal Banking stepped down on
30 September 2024.
–Colin Bell, former Chief Executive
Officer HSBC Bank plc and HSBC
Europe stepped down on
31 December 2024.
–Dr Celine Herweijer, former Group
Chief Sustainability Officer stepped
down on 31 December 2024.
–Steve John, former Group Chief
Communications and Brand Officer
stepped down on 31 December
2024.
–Stephen Moss, former Regional
Chief Executive Officer – Middle
East, North Africa and Türkiye
stepped down on 31 December
2024.
–Jonathan Bingham, Global Financial
Controller, served on the Group
Executive Committee as interim
Group Chief Financial Officer from
2 September 2024 to 31 December
2024.
–Jo Miyake attended meetings of
the Group Executive Committee as
interim CEO, Global Commercial
Banking from 1 October 2024 to
31 December 2024.

John David Stuart
(known as Ian Stuart) (61)
Chief Executive Officer,
HSBC UK Bank plc
Ian has been Chief Executive Officer
of HSBC UK Bank plc, the Group’s UK
ring-fenced bank, since 2017. He
joined HSBC in 2014 and served as
Head of Commercial Banking, UK and
Europe, until taking up his current
role. Ian has worked over 45 years in
financial services, and previously
worked at Bank of Scotland, NatWest,
RBS and Barclays. Ian holds an
Honorary Masters and Honorary
Doctorate degree for his services to
the banking sector. He is a member of
the UK Finance Board, TheCityUK
Board, the UK Investment Council and
is a business ambassador for
Meningitis Now.
Stuart Riley (50)
Group Chief Information Officer
Stuart was appointed Group Chief
Information Officer in February 2024,
initially overseeing the Technology
function. In October 2024, he
assumed responsibilities for data and
analytics, and emerging technology,
innovation, and ventures. Prior to
joining HSBC, Stuart was Co-Chief
Information Officer of Citi, and
previously held senior technology
roles at Deutsche Bank. He has also
held the role of Partner at TAG
Consulting, a technology consulting
firm.
Suzy White (48)
Group Chief Operating Officer
Suzy was appointed Group Chief
Operating Officer in October 2024.
Suzy has been with HSBC for more
than 25 years and has held a number
of senior leadership roles, most
recently Chief Operating Officer for
Global Banking and Markets. Previous
roles included Regional Chief
Operating Officer for Global Markets
in the Americas, and Chief Risk
Officer for Global Banking and
Markets and Commercial Banking in
the US.

274	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Board and senior management diversity
We value difference
We believe that a diverse and inclusive Board, reflective of the communities we serve, is a critical component of effective decision-making and of developing a sustainable and successful business for HSBC.
This section outlines the key inclusion metrics for Board members and executive management as at 31 December 2024. The metrics as at 1 January
2025 have also been included to reflect changes to the Board and senior management that took effect from 1 January 2025.

Gender and ethnic representation
In accordance with the requirements of UK Listing Rule 6.6.6 (10) the tables below outline the current gender and ethnic representation of the
HSBC Holdings Board and executive management reflecting data gathered through self-identification.
Gender Identity

	As at 31 December 2024					As at 1 January 2025
	Board members			Executive management[2]		Board members			Executive management[3]
	Number	%	Number of senior positions[1]	Number	%	Number	%	Number of senior positions[1]	Number	%
Male	6	46	3	15	79	6	43	2	10	77
Female	7	54	1	4	21	8	57	2	3	23
Other	—	—	—	—	—	—	—	—	—	—
Not specified/prefer not to say	—	—	—	—	—	—	—	—	—	—
Ethnic Background

	As at 31 December 2024					As at 1 January 2025
	Board members			Executive management[2]		Board members			Executive management[3]
	Number	%	Number of senior positions[1]	Number	%	Number	%	Number of senior positions[1]	Number	%
White British or other White (including minority-White groups)	8	62	3	13	69	8	57	2	9	69
Mixed/multiple ethnic groups	—	—	—	—	—	—	—	—	—	—
Asian/Asian British	3	23	—	4	21	4	29	1	3	23
Black/African/Caribbean/Black British	—	—	—	—	—	—	—	—	—	—
Other ethnic groups	2	15	1	1	5	2	14	1	1	8
Not specified/prefer not to say	—	—	—	1	5	—	—	—	—	—
1Senior positions on the Board comprise the Group Chairman, Group CEO, Group CFO and Senior Independent non-executive Director.
2Executive management comprises the Group Executive Committee members and the Group Head of Internal Audit.
3Executive management comprises the Group Operating Committee members and the Group Head of Internal Audit.

Skills and experience
Banking
Finance
Risk
Customer
Digital technology
CSR1/ESG
Direct Asia market experience
Global business experience

11
9
9
7
4
4
6
9
As it is essential to the effective governance of the Group, and the
Board’s oversight and challenge of management, the Board ensures that collectively and individually, the Board possess the necessary skills, knowledge, expertise and experience.
The summary provides an overview of the skills and experiences held by the non-executive Directors on the Board. This is based on the current skills matrix, which is reviewed annually by the Nomination &
Corporate Governance Committee to ensure that the Board has the skills and experience required to effectively discharge its duties and to support succession planning discussions. The skills and experiences of the newly appointed non-executive Directors are also included in the summary.
1Corporate Social Responsibility ('CSR')

HSBC Holdings plc Annual Report on Form 20-F	275
How we are governed
We are committed to high standards of corporate governance. The
Group has in place a comprehensive range of policies and procedures, which are reviewed on a regular basis, designed to help ensure that the Group’s end-to-end governance is well managed, with effective oversight and controls.
Governance highlights 2024

Appointment of new Group CEO Read more on pages 289 to 292	Appointment of new Group CFO Read more on pages 289 to 292

Governance simplification Read more on page 279	Oversight of organisational changes Read more on page 281

Establishment of new Board Sustainability Working Group Read more on pages 72 and 279	Establishment of Group Technology and Operations Committee Read more on pages 279 and 306 to 308

Active stakeholder engagement Read more on page 19	Revised Directors’ Remuneration Policy Read more from page 309

Board and executive governance
The Board, led by the Group Chairman, is responsible for, among other matters:
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
–reviewing the effectiveness of stakeholder engagement
mechanisms, including engagement with the workforce;
–approving the appointment and remuneration of Directors,
including Board roles;
–reviewing the Group’s overall corporate governance arrangements;
and
–providing entrepreneurial leadership of the Group within a
framework of prudent and effective controls, which enable risks to be assessed and managed.
A schedule of matters reserved to the Board is set out within its terms of reference, which are available on our website at
www.hsbc.com/who-we-are/our-people/board-of-directors/board-
responsibilities. The Board’s powers are subject to relevant laws, regulations and HSBC’s articles of association.
The role of the independent non-executive Directors is to support the development of strategy, oversee risk, hold management to account and ensure the executive Directors are discharging their
responsibilities properly, while creating the right culture to encourage constructive challenge. Further details on the independence of the
Board can be found on page 352. Non-executive Directors also review the performance of management in meeting agreed goals and
objectives. The Group Chairman meets with the non-executive
Directors without the executive Directors in attendance after Board meetings and otherwise, as necessary.
The roles of Group Chairman and Group CEO are held by two
different individuals. There is a clear division of responsibilities between the leadership of the Board by the Group Chairman, and the executive responsibility for day-to-day management of HSBC’s business undertaken by the Group CEO.
The majority of Board members are independent non-executive
Directors. As at 31 December 2024, the Board comprised the Group
Chairman, 11 non-executive Directors, and one executive Director who is the Group CEO. From 1 January 2025, the newly appointed
Group CFO will be an executive Director.
For further details of Board members’ career backgrounds, skills, experience and external appointments, see their biographies on page 267, and for a breakdown of the diversity and skills of the Board and senior management, see page 274.
Operation of the Board
The Board is ordinarily scheduled to meet nine times a year. In 2024, the Board held 10 meetings. For further details on attendance at those meetings, see page 276. The Board agenda is agreed by the
Group Chairman, working with both the Group CEO and the Group
Company Secretary. For further information, see ’Board matters considered’ on page 281.
The Group Chief People & Governance Officer (who is also the duly appointed Group Company Secretary), the Group Chief Risk and
Compliance Officer and the Group Chief Legal Officer were regular attendees at Board meetings during 2024. The non-executive
Chairman of The Hongkong and Shanghai Banking Corporation
Limited was also a regular attendee at Board meetings. The chief executive officers of the three global businesses often attended
Board strategy discussions, and other senior executives attended
Board meetings for specific items as and when requested by the
Board.
In addition, as agreed by the Board, the Board Oversight Sub-Group is called on an ad hoc basis where necessary. Such meetings are an informal mechanism for a smaller group of Board members and
management to discuss emerging issues and upcoming Board
matters.

276	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Board roles, responsibilities and meeting attendance
The table below sets out the Board members’ respective roles, responsibilities and attendance at Board meetings and the AGM in 2024. For a full description of key Board members’ responsibilities, see www.hsbc.com/who-we-are/our-people.

Roles	Board attendance in 2024[1]	Responsibilities
Group Chairman Sir Mark E Tucker[2,4]	11/11
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
–Maintains internal and external relationships with key stakeholders, and communicates investors’ views to the
Board.
–Organises periodic monitoring and evaluation, including externally facilitated evaluation, of the performance of the
Board, its committees and individual Directors.
–Leads on succession planning for the Board and its committees, ensuring appointments reflect diverse cultures, skills and experiences.

Executive Director Group CEO Sir Noel Quinn[4,6] Georges Elhedery[4,6,7]	7/7 4/4
–Leads and directs the fulfilment of the Group’s purpose and strategy, in alignment with the desired culture and values as set by the Board.
–Leads the senior executive committee with responsibility for the day-to-day leadership and management of the
Group, in accordance with the authority delegated to him from the Board.
–Maintains effective relationships with key internal and external stakeholders including the Group Chairman, the
Board, customers, regulators, governments and investors.
–Maintains accountability for the Group’s compliance with applicable laws, codes, rules and regulations, good market practice and HSBC’s own standards, value and policies.

Executive Director Group CFO Georges Elhedery[4,6,7] Jonathan Bingham[7]	7/7 4/4
–Supports the Group CEO in developing and implementing the Group strategy, and recommends the annual budget and long-term strategic and financial resource plan.
–Leads the Finance function and is responsible for effective financial and regulatory reporting, including the effectiveness of the processes and controls, to ensure the financial control framework is robust and fit for purpose.
–Maintains relationships with key stakeholders including shareholders.

Non-executive Director Senior Independent Director David Nish3,4,,5 Ann Godbehere[3,4,5]	5/5 11/11
–Supports the Group Chairman, acting as intermediary for non-executive Directors when necessary.
–Leads the non-executive Directors in the oversight of the Group Chairman, supporting the clear division of responsibility between the Group Chairman and the Group CEO.
–Listens to shareholders’ views if they have concerns that cannot be resolved through the normal channels.

Non-executive Directors
–Develop and approve the Group strategy.
–Challenge and oversee the performance of management in achieving agreed corporate goals and objectives.
–Approve the Group’s risk appetite and review risk profile and performance.
–Contribute to the assessment and monitoring of culture.
–Maintain internal and external relationships with the Group’s key stakeholders.
-

Geraldine Buckingham[3,4]	11/11
Rachel Duan[3,4,8]	10/11
Dame Carolyn Fairbairn[3,4]	11/11
James Forese[3,4]	11/11
Steven Guggenheimer[3,4]	11/11
Dr José Antonio Meade Kuribreña[3,4]	11/11
Kalpana Morparia[3,4]	11/11
Eileen Murray[3,4,8]	10/11
Brendan Nelson[3,4]	11/11
Swee Lian Teo[3,4]	11/11
Group Chief People & Governance Officer (duly appointed Group Company Secretary) Aileen Taylor
–Maintains strong and consistent governance practices at Board level and throughout the Group.
–Supports the Group Chairman in ensuring effective functioning of the Board and its committees, and transparent engagement between senior management and non-executive Directors.
–Facilitates induction and professional development of non-executive Directors.
–Advises and supports the Board and management in ensuring effective end-to-end governance and decision making across the Group.

1The total number of meetings comprises nine scheduled meetings, one ad hoc meeting and the AGM.
2The non-executive Group Chairman was considered to be independent on appointment.
3Independent non-executive Director. All of the non-executive Directors are considered to be independent. There are no relationships or circumstances that are likely to affect any individual non-executive Director’s objective judgement. All non-executive Directors have confirmed their independence during the year.
4Attended the AGM on 3 May 2024. Kalpana Morparia attended virtually.
5David Nish retired from the Board with effect from 3 May 2024 and was succeeded as the Board’s senior independent non-executive Director on that date by
Ann Godbehere.
6Sir Noel Quinn retired from the Board with effect from 2 September 2024 and was succeeded as Group CEO on that date by Georges Elhedery.
7Georges Elhedery stepped down from his role as Group CFO with effect from 2 September 2024 and Jonathan Bingham was appointed interim Group CFO on that date. Jonathan Bingham was not appointed as an executive Director. From 1 January 2025, Pam Kaur was appointed as an executive Director and assumed the role of Group CFO.
8Due to prior commitments, Eileen Murray was unable to attend the Board meeting in September 2024 and Rachel Duan was unable to attend the ad hoc Board meeting held in October 2024.

HSBC Holdings plc Annual Report on Form 20-F	277
Relationship between the Board and
senior management
The Board delegates day-to-day management of the business and implementation of strategy to the Group CEO. During the year, the incumbent Group CEO was supported in his management of the
Group by recommendations and advice from the Group Executive
Committee (’GEC’), an executive forum comprising members of
senior management that included chief executive officers of the global businesses and regions, as well as functional heads. With effect from 1 January 2025, the Group CEO is supported in his role by the Group Operating Committee (‘Group OpCo’) in place of the GEC.
The Group CEO reports to the Board on Group OpCo meetings'
outcomes and other executive matters of note relevant for the Board.
For further details of the senior management team, see page 272.
All Directors are encouraged to have contact with management at all levels and have full access to management information as may be required. Visits to local business operations and meetings with local management are arranged for the non-executive Directors, alongside the executive Directors, when they attend Board meetings in different locations, and when travelling for other reasons. Senior management often attend Directors’ engagements and receive updates from the workforce engagement non-executive Director, José Meade. For further details, see ’The Board's engagement with the workforce’ on page 284.
Executive governance
Throughout 2024, the GEC promoted the culture, as led and overseen by the Board, across the organisation by demonstrating the right tone from the top. The GEC modelled our values through their everyday behaviours, fostering a culture that delivered against our purpose of opening up a world of opportunity. At its meetings, the GEC
dedicated time to reflect on how they had demonstrated our purpose and values in the day-to-day course of business.
The GEC’s operating rhythm helped to facilitate end-to-end
governance between senior leadership and the Board. The operating rhythm had the following three pillars:
–regular check-in meetings to review and discuss current and emerging trends and issues;
–a monthly meeting to review the performance of each of the
global businesses in principal geographies and legal entities, supported by strategic key performance indicators; and
–a strategy- and governance-focused meeting, held in advance of each Board meeting.
Separate committees have been established to provide specialist oversight for matters delegated to the Group CEO and senior
management. For further details of these committees, see page 279.
To further support our senior management, we have dedicated
company secretaries and corporate governance officers who support and advise legal entities, global businesses and global functions on our corporate governance practices. These roles serve to strengthen the consistency and effectiveness of our end-to-end governance arrangements, and support connectivity and information sharing.
From 1 January 2025 the GEC has been replaced by the Group
Operating Committee (‘Group OpCo’), whose key focus has been establishing clear lines of accountability and enabling the Group to execute our strategy at pace.
The Group OpCo serves as the leading executive decision-making committee and supports the Group CEO in discharging his
responsibilities for the management and delivery of Group strategy.
In support of the ambition to simplify HSBC, the Nomination &
Corporate Governance Committee endorsed a new Group
Governance Framework and Operating Rhythm, which will be
implemented throughout the organisation in 2025.
Subsidiary governance
We are committed to maintaining high standards of corporate
governance throughout the Group. All subsidiary boards and their respective businesses are required to have in place effective governance arrangements with regard to the businesses’ nature, size, location and the sectors in which they operate.
The subsidiary accountability
framework
The subsidiary accountability framework aims to balance appropriate governance oversight by the Group with each subsidiary’s local legal and regulatory requirements. The framework supports the Group in promoting effective governance arrangements across its subsidiaries by:
–setting out high-level principles to enhance communications and connectivity; and
–ensuring a shared and consistent understanding of the Group’s strategic objectives, culture and values.
The subsidiary accountability framework also focuses on ensuring that each subsidiary is led by an effective board with an appropriate balance of skills, diversity, experience and knowledge, having regard to the nature of the subsidiary’s business and local legal and regulatory requirements. Board composition of the Group’s
subsidiaries is kept under review as part of succession planning. The
Nomination & Corporate Governance Committee reviews the
succession plans of principal subsidiaries, and principal subsidiaries review the succession plans for their own subsidiaries, as appropriate.
The framework is subject to periodic review by the Board and/or the
Nomination & Corporate Governance Committee and updated as
required to ensure it is aligned to regulatory requirements and best practices. A comprehensive internal review of the framework was undertaken in 2024 with the outputs reported to the Nomination &
Corporate Governance Committee. A number of improvements were made to the framework to provide greater clarity and additional guidance for subsidiaries.
The role of principal subsidiaries
Certain subsidiaries are designated formally by the Board as principal subsidiaries. In addition to their obligations under their respective local laws and regulations, principal subsidiaries – supported by regional company secretaries – perform a critical role in ensuring effective and high standards of governance across the Group and in overseeing the implementation of the subsidiary accountability framework in the regions for which they are responsible.
Representatives from principal subsidiaries attend the Board and its committee meetings for relevant topics, including when the Board holds meetings outside of the UK. Chairs of principal subsidiaries’ risk and audit committees are invited to attend relevant Group Risk
Committee and Group Audit Committee meetings. Attendance and participation at these meetings enhances subsidiary directors’
understanding of the challenges facing the Group and helps to identify common challenges and facilitates the sharing of lessons learned.
Such committee participation supplements the regular reports, certifications and escalations from principal subsidiaries’ boards and their respective committees to the Board and relevant committee(s)
of the Board.
The Group Chairman interacts regularly with the chairs of the principal subsidiaries, including through the Chairman’s Forum. The Chairman’s
Forum comprises the chairs of each of the principal subsidiaries, the
Group’s senior independent non-executive Director, the chairs of the
Group’s audit, risk and remuneration committees, and where relevant, the Group CEO, other non-executive Directors and members of
executive management, advisers and/or external experts.

278	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

In 2024, the Chairman’s Forum covered topics such as strategic business considerations, geopolitical issues and economic outlook, shareholder engagements, Group-wide connectivity of non-executive
Directors, key regulatory themes, employee engagement and financial performance.
The Group Remuneration Committee Chair hosted dedicated forums with the chairs of principal subsidiaries to share key priorities for 2024 and the future. These sessions provided an opportunity for review and input on proposed pay outcomes and allocation, before approval by the Group Remuneration Committee.
The principal subsidiaries are:

Principal subsidiary	Oversight responsibility
The Hongkong and Shanghai Banking Corporation Limited	Asia-Pacific
HSBC Bank plc	Europe and Bermuda (excluding UK ring-fenced activities)
HSBC UK Bank plc	UK ring-fenced bank and its subsidiaries
HSBC Middle East Holdings BV	Middle East, North Africa and Türkiye
HSBC North America Holdings Inc.	US
HSBC Latin America Holdings (UK) Limited	Mexico and Latin America
Subsidiary director development
The Group is dedicated to supporting the continuing professional development of its subsidiary directors. A global non-executive director update was held in September 2024, which was attended by subsidiary non-executive directors from across the Group. Updates were provided by the Group Chairman and Group CEO, along with presentations on net zero transition, digital acceleration, AI and geopolitics.
The Bank Director Programme (launched in 2022), is designed to prepare HSBC executives and senior managers to assume roles as internal non-executive directors on our subsidiary boards. The programme covers six modules: governance and the role of a bank director; finance, capital and liquidity management; risk and regulation; strategy, leadership and culture; ESG and managing stakeholders; and technology and operations. The programme was delivered for a second time in 2024 to a cohort of 26 participants selected from across the Group. Many of those colleagues who have completed the programme have already taken up positions as internal non-executive directors on Group subsidiary boards.
During 2024 we launched our inaugural Bank Chair Programme with a group of subsidiary board and committee chairs from across our regions. The programme represents a significant investment in subsidiary director development and is sponsored by the Group
Chairman together with the Group Chief People & Governance
Officer. It is a unique and forward-looking initiative, focused on developing our ‘chairs of the future‘ and equipping them to lead ‘best-
in-class’ subsidiary boards and committees at HSBC. Part one of the programme was delivered in November 2024 and comprised three modules covering: the challenges faced by board and committee chairs; the evolving role of the chair; and navigating regulatory priorities.

HSBC Holdings plc Annual Report on Form 20-F	279
Board and Group executive committees and working groups
The Board delegates oversight of certain audit, risk, remuneration, nomination, technology and governance matters to its committees, which are each chaired by a non-executive Director. Only the Group
Chairman and the independent non-executive Directors are members of Board committees. Members of the senior management team
attend Board committee meetings, as appropriate. Details of the responsibilities and work carried out by each of the Board committees can be found in the respective committee reports starting on page
289.
The Chairman’s Committee is an ad hoc committee, which provides the Board with the opportunity to consider time-critical matters between scheduled Board meetings. All Board members are invited to attend Chairman’s Committee meetings.
In addition to the Board committees, bespoke working groups have been established as an informal mechanism for smaller groups of
Board members and senior management to meet to discuss
emerging issues and upcoming Board matters, as appropriate.
The GEC established a number of committees to support the senior management during 2024 in their running of the business and provide specialist oversight for matters delegated to them, including capital and liquidity, risk management, disclosure and financial reporting, restructuring and investment considerations, transformation
oversight, ESG matters and talent and development. These
committees also help fulfil their responsibilities under the Senior
Managers and Certification Regime.
The structure below sets out the current committees and working groups at the Board and Group Executive level as at 31 December
2024. The key changes in the year include:
The Board Sustainability Working Group (‘SWG‘) was established, with effect from October 2024, to enhance the Board’s oversight of sustainability matters.
On 25 January 2024, the Board approved that the Technology
Working Group be demised and, in its place, established the creation of the Group Technology Committee (‘GTC’), effective from March
2024. The GTC was delegated responsibility to oversee the Group’s technology strategy and its alignment with the wider global strategy of the Group. In December 2024, the remit of the GTC (renamed the
Group Technology and Operations Committee (‘GTOC‘)) was
extended to cover oversight of global operations.
The Board also approved a proposal from the Group CEO to combine the Group‘s executive level ESG Committee and Sustainability
Execution Committee, with effect from October 2024. For more information on this Committee please refer to ‘Board matters considered on page 281‘.
In addition, the Board approved that the GEC of 18 members be simplified and replaced by a new Group Operating Committee
comprised of 12 members, with effect from 1 January 2025
(www.hsbc.com/who-we-are/our-people/senior-management).

Board Chair: Sir Mark Tucker

Chairman’s Committee	Nomination & Corporate Governance Committee	Group Audit Committee	Group Risk Committee	Group Remuneration Committee	Group Technology and Operations Committee	Informal Governance

Chair: Sir Mark Tucker	Chair: Sir Mark Tucker	Chair: Brendan Nelson	Chair: James Forese	Chair: Dame Carolyn Fairbairn	Chair: Eileen Murray	Board Oversight Sub-Group Chair: Sir Mark Tucker
	See page 289	See page 293	See page 301	See page 309	See page 306	Sustainability Working Group Chair: Geraldine Buckingham

Group Executive Committee Chair: Georges Elhedery[1]

Acquisitions and Disposals Committee	Group Disclosure and Controls Committee	Group People Committee	Group Risk Management Meeting	Holdings Asset and Liabilities Committee	Change Prioritisation and Oversight Committee	Environmental, Social and Governance Committee

Chair: Georges Elhedery	Chair: Jonathan Bingham[2]	Chair: Aileen Taylor	Chair: Pam Kaur[3]	Chair: Jonathan Bingham[2]	Chair: Jonathan Bingham[2]	Co-Chairs: Jonathan Bingham and Celine Herweijer[4]

1With effect from 2 September 2024, the role of Chair changed from Sir Noel Quinn to Georges Elhedery and with effect from 1 January 2025 the GEC was replaced by the Group Operating Committee and committees reporting into it are under review.
2Pam Kaur appointed as Chair with effect from 1 January 2025.
3Richard Blackburn appointed as Chair with effect from 1 January 2025.
4With effect from 2 September 2024, Jonathan Bingham succeeded Georges Elhedery as Co-Chair and Pam Kaur appointed as sole Chair with effect from
1 January 2025.

280	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Board induction and training
The Board recognises the importance of induction and training for its
Directors. The Group Chief People & Governance Officer works with the Group Chairman to ensure that, on appointment, new Directors are provided with tailored and comprehensive induction programmes appropriate to their individual experiences and needs, including the process for managing conflicts. To ensure Directors’ contribution to the Board remains informed and relevant, all Board members receive appropriate training, both individually and collectively, throughout their time served on the Board.
The Group Chief People & Governance Officer also helps to arrange and deliver the induction programme for new Board members,
through formal briefings and introductory sessions with other Board members, senior management, legal counsel, auditors, tax advisers and regulators, as appropriate. Topics covered in the induction programme include but are not limited to: purpose and values; culture and leadership; governance and stakeholder management; Directors’
legal and regulatory duties; recovery and resolution planning; anti-
money laundering and anti-bribery; technical and business briefings;
and strategy.
The induction process is often initiated before appointment to allow each new Board member to contribute meaningfully from
appointment. The structure of the induction supports good
information flows within the Board and its committees, as well as between senior management and non-executive Directors, providing a clear understanding of our culture and way of operating.
Prior to his appointment as Group CEO becoming effective, Georges
Elhedery received relevant training and legal advice from a firm of solicitors on 15 August 2024. Prior to her appointment as Group CFO,
Pam Kaur received relevant training and legal advice from a firm of solicitors on 11 December 2024.
Following this training, both Georges Elhedery and Pam Kaur
confirmed their understanding of their obligations as directors of a listed issuer pursuant to Rule 3.09D of the Hong Kong Listing Rules.
The approach to training is agreed annually, with key topics agreed for
2024 including cybersecurity, media interaction and the UK’s Senior
Manager and Certification Regime. Training sessions were facilitated by both internal subject matter experts and by external presenters.
Directors were also issued with training modules, which mirrored the mandatory training undertaken by employees. During 2024, this training covered topics including risk management, sustainability, health and safety, well-being, cyber-security, financial crime, and conduct.
Non-executive Directors also discussed individual development areas with the Group Chairman as part of their ongoing performance discussions regarding their contributions on the Board. The Group
Chief People & Governance Officer makes appropriate arrangements for any additional training needs identified using internal resources, or otherwise, at HSBC’s expense.
Members of Board committees receive relevant training as
appropriate. Further details on any specific training commissioned by
Board committees can be found in the respective committee reports from page 289 onward. Directors may take independent professional advice at HSBC’s expense.
Board Directors who serve on principal subsidiary boards receive training that is pertinent to circumstances and context relevant to those boards. Opportunities exist for the principal subsidiaries'
committee chairs to share their understanding of specific areas with the Directors as part of the Chairman’s Forum. For further details, see
’The role of principal subsidiaries’ on page 277.

Directors’ induction and ongoing development in 2024
Director	Induction	Strategy and business briefings[2]	Risk and control[3]	Corporate governance, ESG and other reporting matters[4]	Board global mandatory training[5]
Geraldine Buckingham	◆	◆	◆	◆	◆
Rachel Duan	◆	◆	◆	◆	◆
Georges Elhedery[1]	◆	◆	◆	◆	◆
Dame Carolyn Fairbairn	◆	◆	◆	◆	◆
James Forese	◆	◆	◆	◆	◆
Ann Godbehere	◆	◆	◆	◆	◆
Steven Guggenheimer	◆	◆	◆	◆	◆
José Antonio Meade Kuribreña	◆	◆	◆	◆	◆
Kalpana Morparia	◆	◆	◆	◆	◆
Eileen Murray	◆	◆	◆	◆	◆
Brendan Nelson	◆	◆	◆	◆	◆
Swee Lian Teo	◆	◆	◆	◆	◆
Sir Mark Tucker	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered
1As part of the transition from Group CFO to Group CEO, Georges Elhedery completed an induction and development plan.
2Directors participated in business strategy, market development and business briefings, which are global, regional and/or market-specific. Examples of specific sessions held in 2024 included: ’Technology and the future of artificial intelligence’, ’WPB customer-centricity improvement plan’, and ’Investor sentiments’.
3Directors received risk and control training and briefings. Examples of specific sessions held in 2024 included: ’Cybersecurity’ and ’The UK’s Senior Manager
Certification Regime’.
4Directors received training on the UK’s Senior Managers’ and Certification Regime as well as development updates at Board meetings on: ’Board stakeholder engagement and management’ and ESG matters including regulatory changes. Directors received additional training through their attendance at forums such as the Chairman’s Forum, Remuneration Committee Chairs’ Forum and the Global Non-Executive Director Update.
5Training modules, issued to all Directors, mirrored training undertaken by employees. This included: risk management, sustainability, health and safety, well-
being, cybersecurity, financial crime and conduct and values, personal conflicts of interest, data quality, privacy and security and AI and our changing world.

HSBC Holdings plc Annual Report on Form 20-F	281
Board matters considered
During 2024, the Board remained focused on HSBC’s strategic direction and delivery, and overseeing Group performance. It considered performance against financial and other strategic objectives, key business challenges, emerging risks, sustainability and governance, business development, investor relations and the Group’s relationships with its stakeholders. The end-to-end governance framework facilitated discussion on strategy and performance by each of the global businesses and across the principal geographical areas, which enabled the Board to support executive management with its delivery of the Group’s strategy. The Board considers the impacts of its decision making on the Group’s stakeholders and examples of how the Board has taken principal strategic decisions.

Board matters considered in 2024
Meetings at which topics were discussed[1]
Main topic	Sub-topic	Jan	Feb	Mar	May	Jun	Jul	Sep	Oct	Nov	Dec
Strategy	Group strategy	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Regional strategy/global business strategy	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Environmental, social and governance strategies	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
Business and financial performance	Region/global business	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Financial performance	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
Financial	Results and accounts[1]	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Dividends	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Group financial resource planning	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
Risk	Risk update	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Risk appetite	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Capital and liquidity adequacy	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
Regulatory	Regulatory and legal matters[2]	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Regulatory matters with regulators in attendance[3]	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
External	External insights[4]	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
Technology	Strategic and operational	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
People and culture	Purpose, values and engagement	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
Governance	Policies, terms of reference and delegations of authority	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Board/committee effectiveness	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Appointments and conflicts of interest	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	Stakeholder/workforce engagement	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆
	AGM and resolutions	◆	◆	◆	◆	◆	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered
1No Board meetings were held during April and August 2024. An ad hoc board meeting was held in October 2024.
2Includes recovery and resolution planning, modern slavery and human trafficking, UK regulatory activities, and listing authority renewals.
3Meetings attended by members of the Prudential Regulation Authority.
4Includes presentations and/or talks from external parties, for example government officials or regulators.

Key areas of focus
The Board’s key areas of focus in 2024 are set out by theme below.
Strategy and business performance
The Group remains focused on building a sustainable platform for growth by increasing returns for investors, enhancing customer service, and creating capacity for future investment. In 2024, the
Board reviewed progress within the Group’s global businesses and regions against its agreed strategy. At each Board meeting, the Board discussed the Group’s strategic performance and opportunities to track strategic execution and delivery.
There was a continued focus in 2024 to build upon efforts to re-shape the Group to align with areas of strength in key markets. Disposals such as those completed in Canada and Argentina, and in progress in
Germany, allow for a renewed focus on businesses that more closely align with the Group’s strategic aims, and support resource allocation to provide the strongest competitive advantage to ultimately benefit the wider Group and its customers.
Upon his appointment, the new Group CEO has been driving a more dynamic organisational structure, to set the Group up to accelerate delivery of its strategic objectives and drive the next phase of its growth and development. Together, the executive team and the
Board work to ensure that strategic decisions taken capitalise on opportunities that will work to drive profitability for shareholders and efficiencies with a more streamlined Group structure.
Environmental, social and governance
In October 2020, we announced our ambition to become a net zero bank by 2050. We believe supporting our customers’ transition benefits their businesses and helps generate long-term financial returns for our shareholders.
The Board has overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution, and associated reporting. To support senior leadership in the delivery of the ESG strategy, with effect from October 2024, the Board
established a new sustainability working group, the SWG, comprised of five non-executive Directors. This working group engages with executive management on sustainability matters and provides
oversight and guidance in relation to the Group’s sustainability activities. The SWG was actively involved in the consideration of our approach to net zero transition, covered in more detail within our ESG overview on page 18.
During the year, the Board also oversaw the rationalisation of the ESG
Committee and Sustainability Execution Committee into a single governance body (named the ESG Committee). These Board and
executive level governance forums support senior management in the operationalisation of the Group’s sustainability strategy, through the oversight of the sustainability execution programme. For further details see page 72. In 2024, the Board oversaw the implementation of ESG strategy through regular dashboard reports and detailed updates including: review and approval of the net zero transition plan;
deep dives on the sustainability execution programme; and updates on human rights.

282	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Financial decisions
The Board and its dedicated committees approved key financial decisions throughout the year, including the Annual Report and
Accounts 2023, the Interim Report 2024 and the first quarter and the third quarter Earnings Releases. In January 2024, the Board approved the 2024 financial resource plan. The Board monitored the Group’s performance against the approved plan, as well as the plans of each of the global businesses. The Board also approved the renewal of the various debt issuance programmes.
As previously communicated, we established and achieved a target dividend payout ratio of 50% of earnings per ordinary share (’EPS’) for
2023 and 2024, excluding the special dividend. EPS for this purpose excludes material notable items and related impacts. Material notable items in 2023 and 2024 included the sale of our businesses in Canada and Argentina, the sale of our retail banking operations in France, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. We also exclude HSBC Bank Canada‘s
financial results from the 30 June 2022 net asset reference date until completion on 29 March 2024, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate. The Board has established a target dividend payout ratio of 50% for 2025, subject to meeting capital requirements. In addition to dividend payments, HSBC announced a share buy-back of up to $2bn on 22 February 2024 and further share buy-backs of up to $3bn on 7 May 2024, 1 August 2024 and
30 October 2024, bringing the total announced during 2024 to $11bn.
On 21 February 2024, an interim dividend of $0.31 per share for the
2023 full-year was announced, followed by a special dividend of $0.21 per share on 30 April 2024 and interim dividends of $0.10 each announced on 30 April 2024, 31 July 2024 and 29 October 2024. For
further details of dividend payments, see page 461.
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
–the Group Recovery Plan;
–the efficacy of Model Risk Management (’MRM’) activities within the Bank;
–the Group’s risk data aggregation and risk reporting framework aligned to the Basel Committee on Banking Supervision 239
Principles;
–the Group’s PRA Operational Resilience self-assessment
regulatory submission;
–the internal controls framework; and
–the revised matters reserved to the Board and terms of reference for the Board committees.
The Board also reviewed and monitored the implications of
geopolitical and macroeconomic developments during the year, both directly and by way of updates from the Group Risk Committee, and received regular updates on the Group’s risk profile, including in relation to financial crime risk.
Technology
Throughout the year, the Board received updates on technology and innovation from the Group Chief Operating Officer and Group Chief
Information Officer. These included regular updates on the
programme established to simplify the Group’s technology
infrastructure, enhance system resilience, and accelerate digital transformation across the bank, following recommendations from the third-party review of technology strategy conducted in 2023.
The Technology Governance Working Group was demised on
1 March 2024, and the Group Technology Committee (‘GTC‘) became effective from the same date. Since its establishment, the GTC has supported the Board in overseeing execution of the technology strategy with a focus on areas where technology is fundamental to strategic delivery including technology architecture, innovation, data and cybersecurity. In December 2024, the remit of the GTC (renamed the Group Technology and Operations Committee (‘GTOC‘)) was
extended to cover oversight of global operations, reflecting changes to the Group’s organisational structure and in recognition of the importance of operations to delivery of the Group’s strategy. The
Board received regular updates from the Chair of GTOC during the year. For further details of matters considered at GTOC, refer to the
Group Technology and Operations Committee Report on page 306.
People and culture
The Board is responsible for setting and monitoring the desired culture of the Group and dedicates time to people and culture related matters at Board and Committee meetings and in its engagements with management and the wider workforce.
Each scheduled Board meeting begins with a ’culture moment’, which helps to ensure that the right cultural tone is set from the top and establishes the right cultural context for Board discussion. To help raise its awareness of employee and other stakeholder perspectives,
Board meetings and dedicated reports feature insights into
behaviours within the Group, which demonstrate alignment to its purpose and values. Board papers highlight relevant stakeholder considerations, including in connection with its workforce. The Board also gains valuable cultural insights through its many personal interactions with the workforce and other stakeholders.
Additionally, the Board receives cultural insights from the all-
employee Snapshot survey and broader reporting, which provides key data indicators, including on peoples' behaviours, sentiment and business outcomes. Following her appointment as Group Chief
People & Governance Officer, Aileen Taylor has also introduced a new people and governance report that will be presented to the Board on a regular basis to help ensure that they have sight over such matters within the Group.
The governance structure supporting the Board further facilitates effective oversight of key people and culture matters. Through the work of the Group Audit Committee, the Board monitors the nature of risk and control culture across the Group and sees the impact of its policies and practices and how they are embedded, through reports on matters such as whistleblowing, code of conduct breaches and investigations (for further information see the Group Audit Committee report on page 293).
The Directors also learn about people and culture matters by way of presentations at the Chairman’s Forum. The principal subsidiary chairs report on their respective approaches to workforce engagement as well as what they have learned from such engagements and other cultural insights.

HSBC Holdings plc Annual Report on Form 20-F	283
Each of the non-executive Directors is aligned to one or more of our
Group Employee Resource Groups (’ERGs’): Ability, Balance,
Embrace, Generations, Nurture and Pride. Attending ERG events provides Directors with opportunities to hear directly from employees on matters of cultural importance to the Group. Board engagement with management and the wider workforce continued to remain a strong area of attention, particularly with the ongoing activities carried out by the dedicated workforce engagement non-executive Director and in respect of the changes to the Group’s leadership. For further details of the work carried out by the workforce engagement non-
executive Director, see page 284.
Governance
During the year, the Board continued to oversee the overall
governance of the Group. There are processes in place to ensure that the Board and its Committees receive timely and relevant information pertaining to Group governance matters and that this information is duly considered at the appropriate level. The Board allocated time at its scheduled meetings for Group governance matters and, during the year, these included regular reports on the activities of its
Committees, reviews of Directors’ conflicts of interest, the review and approval of delegations of authority for specific Treasury matters and review of the broader Group Delegated Authority Framework, and oversight of the Board’s annual effectiveness review.
The Board has due regard to its oversight of Group governance, including compliance with the UK Corporate Governance Code and the Hong Kong Corporate Governance Code and the duties of
directors under the Companies Act 2006, when taking decisions.
The Board and senior management continued to support further improvements to various governance initiatives to encourage
simplification and promote effective decision making in the business.
Guidance and training for Board and committee paper templates remained a focus in 2024 for global businesses and functions. In particular, a training session sponsored by the Group Chairman and the Group CEO took place to ensure that standards remained
consistent and accurate across the Group. Additionally, the Group-
wide delegations of authority framework was reviewed and approved by the Board and its relevant subsidiaries in February 2024. This decision was key to driving efficiencies in the execution of contracts and documents by directors and senior management.
The Board, supported by the Nomination & Corporate Governance
Committee, reviews the skills and experience of the Directors on an ongoing basis. This ensures that the composition of the Board and its
Committees comprise the necessary skills, diversity, experience and competencies to discharge their responsibilities effectively. For further details of the review and changes to the Board, see the
Nomination & Corporate Governance Committee report on page 289.
For further details of diversity of the Board, see page 274.

284	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

The Board’s engagement with the workforce
The Board is committed to engaging with the Group’s workforce, which takes place in a variety of ways across many forums, including small-scale exchange sessions and larger town halls. These
interactions allow the Board to have meaningful engagement with colleagues and gain insights from the workforce which inform Board discussion and decision-making. These engagements also provide colleagues with the opportunity to share ideas and feedback on topics that are important to them with the Board directly.
It is the responsibility of all Directors to engage with colleagues, and the Board’s dedicated workforce engagement non-executive Director,
José Meade, leads on the delivery of such engagements. The Board recognises that a dedicated non-executive director, that champions workforce engagement, presents an inclusive opportunity to help ensure that the employee voice is being considered and accounted for in Board decision-making.

96	7,000+
Virtual/physical sessions attended by non-executive Directors	Number of employees engaged physically/virtually

9	55
Countries where in-person engagement took place and many more virtually	Virtual/physical sessions attended by workforce engagement non- executive Director

4,600+
Number of employees engaged virtually/physically by workforce engagement non-executive Director

The Board’s workforce engagement programme
In early 2024, the Board agreed a workforce engagement programme designed to ensure that Directors were afforded various opportunities to interact with colleagues across the Group. A non-exhaustive extract of the 2024 programme can be seen below. In structuring the
programme, two mechanisms were used through which the Board
engaged with the workforce. First, targeted events for Board members during Board travel or as individual Director location allowed, and second, Board members joined pre-existing Group employee events scheduled throughout the year. This approach allowed the Board to meet a diverse group of colleagues and
participate in a broad range of different engagements. Engagement events were held in three broad formats; in-person events, larger-
scale events, including town halls; and virtual events.
Visits to Global Services Centres (‘GSCs’) took on a variety of formats, mixing exchange sessions with floor walks, networking lunches and town halls. Engagements across all formats were designed to
promote open dialogue and two-way discussions between the
attending Directors and colleagues.
When designing the programme at the start of 2024, it took into account the Group’s key strategic areas of focus in place at the time and thereby worked to complement the Board’s priorities and agenda for 2024. Structuring the programme in this way meant that when the
Board travelled for Board meetings to different regions, in-person engagements were arranged as part of the Board timetabling, which were highly valued by colleagues and Board members alike. A key component of the 2024 programme was visits to GSCs in locations that were convenient to scheduled Board travel. Further engagement events, town halls and meetings with the workforce were scheduled throughout the year either in person, where individual Director location allowed, or virtually.
Board’s Workforce Engagement: 2024 Extract

	January	February	March	May	June	September	October	December
	Colleague Engagement Lunch & Floor Walks	Representation & Inclusion exchange session	Black Leaders Action and Advisory Council (’BLAAC’)	Strategy & Performance & Female Talent Engagement	GB&M Floor walk	Tour of Risk & Compliance floor and exchange with colleagues	Engagement with respective Employee Resource Groups (’ERG’)	US key talent & Market Securities Services team exchange
Audience	ERG Members and talent across a range of grades and businesses	Leaders in the US market	BLAAC members	Senior and female UK- based talent	GB&M colleagues	MENAT colleagues	ERG Global Leads	US colleagues
Location	Shanghai	New York	Virtual	London	Singapore	Dubai	Virtual	New York

HSBC Holdings plc Annual Report on Form 20-F	285
The outputs and key themes arising from all engagements formed the bases of José Meade’s regular reports to the Board and facilitated
Board discussions and decision-making. Further to José Meade’s commitment to attend the Group Executive Committee (’GEC’) and the Chairman’s Forum, by so doing this year he continued to help facilitate discussions on key themes, issues, employee sentiment, and other outcomes from the 2024 workforce engagements. His
participation helped to ensure that good dialogue with senior executives and other Group subsidiary chairs was maintained and helped management to respond appropriately and in a timely manner to colleagues and their feedback. In addition, this allowed for José
Meade to capture feedback from executives on workforce
engagement and take their suggestions into consideration going forward. In his role, José Meade will continue to engage in these and other relevant forums during 2025.
Workforce engagement non-executive Director activities during 2024
Key themes arose throughout the year such as, inclusion in the workplace, engagement with HSBC top talent, and Group Strategy.
The themes guided conversations between colleagues and Board members and helped to shape the 2024 workforce engagement
programme to ensure that it developed events that were reflective of these key topics.
Non-executive Director sponsorship of our Global Employee Resource
Groups (’ERGs’) continued during 2024. Each Director is aligned to a
Global ERG and during the course of 2024 has met with their
respective ERGs to discuss the ERGs’ strategy for the year and upcoming priorities. Directors will also take part in other ERG events where possible, and every effort is made to facilitate local ERG members meeting their aligned Director during planned Board travel.
Set out below is a selection of workforce engagement events that were held in 2024 across multiple regions, attended by José Meade and other members of the Board where the occasion permitted.

China
–Directors completed a floor walk to meet with teams from
across the Wealth and Private Banking business line, as well as the Pinnacle team.
–Directors learnt about the financial planning journey of an
HSBC customer, the role colleagues play and the digital
capabilities available.
–Connected with various ERG representatives and colleagues
across functions to informally discuss and share
experiences.

New York
–Attended the ‘HSBC Latin-Americans in NYC Day’ with key
speakers including macro strategists and featuring external
speakers on the Mexican economic outlook.
–Met with a small group of leaders in HSBC to discuss
inclusion and culture in the US market and consider any
more progress needed.

London
–An engagement session was held with colleagues where
views were sought on how colleagues interpreted and
understood Group strategy and its practical application.
–An event was held to promote female talent in the UK.
Discussions held included the change of Group senior
leadership, what it meant to individuals and teams, and the
opportunities for female promotion.

Hong Kong
–Participated in several sessions that allowed for Directors to meet and network with Executive Leadership Programme colleagues.

Singapore
–Several sessions were held that were designed to promote
ERG engagement. Directors participated in sessions
including a Pride Panel as well as Ability, Sustainability and
Balance Exchanges, to ensure HSBC is inclusive and
supportive.

Dubai
–Participated in a varied schedule of workforce engagement events including a discussion with regional Embrace ERG members and networking with senior talent.

Representation & Inclusion Exchange session
New York, February
Pride Panel
Singapore, June

286	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Spotlight on our Global Service Centres (‘GSCs‘)
HSBC currently has GSCs in eight countries that operate in over 50 markets and in 20 languages. The GSCs play a pivotal role in helping to support the wider HSBC business and are key in driving the technological capabilities of the Group.
Continuing the focus on the Group’s GSCs in 2023 when José Meade visited Mexico City and Hyderabad, during 2024 he visited the GSCs in Krakow, Guangzhou and Cairo. Details of each visit are set out below. In July 2024, José Meade attended the GEC meeting where he discussed insights from his various engagements to date,
including with the GSCs. Discussions at the GEC focused on key themes arising from the GSC visits, and how these could be further considered and taken forward by the executive team.
“It is impossible to discuss strategy without
considering the role of our GSCs. I have
visited several of our GSCs over the past year,
which have further highlighted to me their
pivotal role in our operations and in
developing our technological capabilities
more broadly for the success of the Group
through strategy execution.”
José Meade, Dedicated Workforce Engagement NED

GSC: Krakow, Poland (May 2024)
4,570	29	13
FTE permanent employees	countries serviced	languages supported
–José Meade visited the Krakow GSC during planned Board travel to the UK. Sessions were held by the local team, including a ‘Tech and Ops Roadshow’ and
Cybersecurity ‘Show & Tell’, where José Meade learnt how the Polish GSC looks to leverage technology in servicing their businesses and functions.
–HSBC Krakow employees have looked to build upon the ‘energise for growth’ strategic pillar. They have partnered with local universities to develop branded
HSBC courses to recruit top talent locally and leverage relationships with fellow businesses to collaborate and problem-solve using technology-forward solutions.

GSC: Guangzhou, China (June 2024)
8,571	19	7
FTE permanent employees	countries serviced	languages supported
–Brendan Nelson and José Meade visited the Guangzhou GSC during planned Board travel to Hong Kong. They participated in several sessions during their visit, including those on risk capabilities delivered by the GSC and systems developed in collaboration with business and Technology to help enhance data accuracy. Directors had the opportunity to share and exchange their experiences with local GSC employees on topics such as talent, GSC intelligence, operations, and the future of HSBC.
–The local GSC in Guangzhou continues to act as a strategic centre specifically for markets across Hong Kong, Singapore and the UK. The visit underpinned how the GSC works to identify both issues and opportunities alike and deliver digital solutions in response, to the benefit of global business lines.

GSC: Cairo, Egypt (September 2024)
2,243	23	3
FTE permanent employees	countries serviced	languages supported
–Rachel Duan and José Meade visited the Cairo GSC during planned Board travel to the Middle East. A deep dive session with the local HR lead allowed for insights into how the Cairo GSC supports its employees and seeks to attract and retain top talent through development opportunities to help ensure that employees are engaged with their own growth within the organisation. Interactions with employees across Group operations, through local office floorwalks and networking lunches, allowed José Meade to understand how these policies work in practice and obtain first-hand feedback from employees on how the
Group is working to promote their voice and ideas.
–Group strategy remained a key theme during the GSC visit to Cairo, and Directors learnt more about the legacy and history of HSBC Egypt, as well as how it looks to progress in the future.

Looking to the Future
“In 2024 we connected with our colleagues across the business and throughout the world. We focused discussions on our strategy, inclusion and our GSCs. This approach enabled us to highlight to the Board and senior management the strengths of our inclusive workforce. By engaging with our talented workforce directly, understanding and valuing their contributions, we continue to work together to open up a world of opportunity and achieve our strategic aims. In 2025, I look forward to working with my fellow Directors and senior leadership to build on this engagement and design a programme aligned to the refreshed strategic priorities, and help support the Group‘s ambitions, guided by our values, for the benefit of its many stakeholders.“ José Meade

HSBC Holdings plc Annual Report on Form 20-F	287
Board and committee
effectiveness, performance and
accountability
Actions following the 2023
Performance Review
As disclosed in last year’s report, the 2023 Board review concluded that the Board was performing well as an engaged, global governance body. The review highlighted, amongst other things, strong Board performance in areas including Stakeholder Accountability, Board
Culture, Relationship with Senior Management, and Board Resources and Support, and identified some minor areas where further
enhancement to the Board’s operating practices may be beneficial.
During 2024, the Board successfully implemented the actions agreed to address the findings from the 2023 review. This included the establishment of the Group Technology Committee (‘GTC‘) to provide oversight of technology-related matters across the Group. The GTC’s remit was later expanded to include responsibility for Operations, and as a result was renamed as the Group Technology and Operations
Committee (‘GTOC’). Further details of the work of the GTC/GTOC can be found on pages 306 to 308.
In addition, the Board approved a revised set of Key Performance
Indicators, ensuring that the Board can effectively oversee the performance of the business, and receive insights into execution, trends, and emerging areas of risk. These are kept under regular review.
Other actions have resulted in changes to the Board’s operating practices, including through greater training on effective Board reporting and enhanced stakeholder engagement plans to ensure the
Board has the opportunity for regular engagement with the full spectrum of key stakeholder groups.
2024 Board and committee
performance review process
Performance reviews are an important part of the effective
governance and operation of the Board and its committees. In 2024, the Nomination & Corporate Governance Committee invited
Independent Board Evaluation (‘IBE’) to conduct a follow-up review to the 2023 external performance review. IBE is an independent external service provider with no other connection with the Group or any individual Directors.
A comprehensive brief was provided to IBE to ensure focus on priority areas relevant to the Board and committees, IBE were also asked to provide an independent view as to whether the actions taken following the 2023 review had appropriately addressed the findings of that review.
The review took the form of detailed 1-2-1 interviews with members of the Board and select members of management and advisers. IBE also attended and observed the Board and committee meetings in
December 2024, and were provided with relevant meeting materials for review in advance.
Initial observations were shared with the Board in December 2024, following which a report was compiled by IBE based on the views supplied by those interviewed as well as IBE’s observations as part of the review process. The process and findings set out in this report were shared and agreed with the Group Chairman, committee chairs and IBE.

288	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Findings and recommendations
Overall, the review concluded that the Board and its committees continued to operate effectively, with the 2023 report findings having been appropriately addressed and a few minor areas identified for further improvement. Positive feedback and practices were
highlighted in relation to succession planning for the Board and senior management, with the pace and robustness of the Group CEO
selection process considered to be particularly strong. Key strengths highlighted included the efficient, inclusive and transparent communication with the wider Board, and regulators through the duration of the process. The good practices would be leveraged for future senior succession practices, with the importance of a sufficient handover period being noted.
The report from IBE also confirmed that the culture of the Board continues to be regarded as a key strength. The major organisational and leadership changes that took place during 2024 further
demonstrated the flexibility of the Board governance and operating rhythm, and its commitment in response to the needs of the Group and its stakeholders. It was acknowledged that the refresh of the senior leadership team and executive governance framework would require ongoing strong and open communication between the Board and the new Group Operating Committee. The new committee
structure, in particular the establishment of the Group Technology and
Operations Committee and the launch of the Sustainability Working
Group, have enhanced Board oversight and support to management in these areas of critical strategic importance. Further, it was acknowledged that work continues to ensure the quality and insight of reporting to the Board, with concise reports that focus on the most material and emerging risks.
IBE presented its report to the December 2024 Board meeting, and was present for the Board’s discussion, led by the Group Chairman, on the findings identified through IBE’s review. Actions arising from the Board and committee review will be monitored by the Board over the coming months. Further details on the findings specific to each committee can be found within the respective committee reports later in this section.

HSBC Holdings plc Annual Report on Form 20-F	289
Nomination & Corporate
Governance Committee

“We have full confidence in Georges and the new senior leadership team. They have the skills, experience and track record necessary to deliver the next exciting phase of the
Group’s development and growth.“

Sir Mark E Tucker Chair Nomination & Corporate Governance Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2024[1]
The Committee’s key responsibilities include:
–overseeing succession planning and leading the process for
identifying and nominating candidates for appointment to the
Board and its committees;
–overseeing succession planning and development of senior
leadership;
–overseeing and monitoring the corporate governance framework of the Company and its subsidiaries; and
–ensuring that the corporate governance framework is consistent with relevant standards and best practices.

Sir Mark Tucker (Chair)	Oct 2017	9/9
Geraldine Buckingham	May 2022	9/9
Rachel Duan	Sep 2021	9/9
Dame Carolyn Fairbairn	Sep 2021	8/9
James Forese	May 2020	9/9
Ann Godbehere	Sep 2023	9/9
Steven Guggenheimer	May 2020	9/9
José Antonio Meade Kuribreña	Apr 2019	9/9
Kalpana Morparia	Mar 2023	9/9
Eileen Murray[2]	Jul 2020	8/9
Brendan Nelson	Sep 2023	9/9
David Nish[3]	Apr 2018	3/3
Swee Lian Teo	Oct 2023	9/9

1    In addition to the scheduled Committee meetings, various sub-groups of the Committee were established during the year to oversee the succession process for the Group CEO and other senior leadership changes.
2    Due to personal reasons, Eileen Murray was unable to attend the
Committee meeting in September 2024.
3    David Nish retired from the Board on 3 May 2024.

I am pleased to present the Nomination & Corporate Governance
Committee report, which provides an overview of the Committee’s activities during 2024.
Succession planning was central to the Committee’s agenda during the year. The main area of focus was the Group CEO succession planning, which was triggered by Sir Noel Quinn’s decision to retire as
Group CEO. The Committee undertook a formal search process,
which built upon the Committee’s long-term work to develop
potential internal and external succession options for the Group CEO role. Additional details on this process, which unanimously concluded that Georges Elhedery was an outstanding candidate and the right person for the role, are set out later in this report. The rigorous and detailed work undertaken by the Committee over the prior years on
Group CEO succession enabled us to conduct a thorough, robust and market-leading process, at pace. The process received positive feedback from key stakeholders, including from Committee
members, as part of the 2024 Board and Committee performance review.
The Committee also oversaw and supported the changes made to the
Group’s organisational structure and leadership team. This included endorsing the establishment of the new Group Operating Committee
(‘Group OpCo’), which serves as the leading decision-making
executive committee of the Group. The Committee was fully
supportive of Georges' recommendations for appointments to the
Group OpCo. We have full confidence in Georges and the new senior leadership team. They have the skills, experience and track record necessary to deliver the next exciting phase of the Group’s
development and growth.
We were delighted to welcome Pam Kaur to the Board as an
Executive Director, following her appointment as Group CFO. Pam is well known to the Board, having served as Group Chief Risk Officer since 2020, and in the expanded role of Group Chief Risk and
Compliance Officer since 2021, and we look forward to working closely with her in this new capacity. Georges and Pam formed an effective partnership in their prior roles, and I am confident that the
Group and its stakeholders will continue to benefit from this relationship in the years ahead. I would also like to thank Jonathan
Bingham, for his excellent work and valuable contributions during his tenure as Interim Group CFO.
We have continued to review our governance structure in light of evolving business needs to ensure that it remains appropriate in supporting the delivery of Group strategy and aligned with
stakeholder expectations. During 2024, this led to several changes to our Board and Committee operations, including the establishment of the Group Technology Committee and of the Sustainability Working
Group. We subsequently agreed to expand the remit of the Group
Technology Committee to include Operations. Going forward, the

290	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Group Technology and Operations Committee will oversee the work of the new Group CIO and Group COO.
Both forums have strengthened our governance oversight in the key areas of technology and sustainability, which are two critical elements of our strategy and risk management activity. Additional details on these forums can be found on pages 26, and 306.
Separately, following the changes to the organisational structure announced in October 2024, the Committee considered what further enhancements to the Group’s governance arrangements were
necessary. This resulted in two principal changes. Firstly, in order to strengthen the connectivity between the Group and our most
significant subsidiary boards, the Committee recommended that Ann
Godbehere and Brendan Nelson be appointed as directors of HSBC
Bank plc and HSBC UK Bank plc, respectively. Secondly, the
Committee approved changes to the Group’s executive governance framework and operating rhythm aimed at ensuring enhanced, clearer lines of accountability and decision-making.
The annual Board and Committee performance review is critically important for ensuring that our governance practices meet the highest standards and work effectively. Following the externally facilitated review in 2023, conducted by IBE, the Committee invited them again to conduct a follow-up review in 2024. The objective was to provide assurance that the recommendations made had been
addressed and that the Board and its Committees were working effectively. The findings and agreed actions from the 2024 review can be found from page 287.
Finally, there were changes to the UK and Hong Kong Corporate
Governance Codes, which take effect from this year. Whilst our existing governance practices are aligned with the requirements of these revised Codes, the Committee continues to assess possible enhancements, monitoring market practices to ensure that we not only remain compliant, but also meet our objective of having world class governance.
Sir Mark E Tucker
Group Chairman
Committee governance
The Group Chief People & Governance Officer, in her capacity as the
Group Company Secretary, attended all Committee meetings during the year. She supported the Group Chairman in ensuring that the
Committee fulfilled its governance responsibilities. The Group CEO selectively attended Committee meetings, joining when required.
Russell Reynolds Associates (’RRA’) supported the Committee and the management team with Board succession planning and
appointments. RRA also provided support to management on senior management succession, and on development and recruitment.
Representatives from RRA regularly attend meetings during the year and have no other connection with the Group or members of the
Board.
Board composition and succession
The Committee continued to keep the composition of the Board and of its Committees under review, with assessments focused on the skills, knowledge, and experience necessary to oversee, challenge and support management, in the achievement of the Group’s
strategic and business objectives.
The Committee has a long-standing policy under which non-executive
Directors are expected to serve two three-year terms. Any
appointments that extend beyond this are reviewed on an annual basis, with consideration given to the future needs of the Board, and the performance and contributions of the individual.
José (’Pepe’) Meade, Workforce Engagement non-executive Director, will complete his second three-year term at the 2025 AGM. As a result, a review was conducted, which took into account the broader needs of the Board and the Group, to determine whether his term should be extended. Pepe has played an important and valuable role, significantly enhancing the Board’s engagements with all colleagues and its understanding of their views. In order to allow him to build on this work, as the business embarks on a period of change under new leadership, the Committee agreed that his appointment should be extended by a year, leading up to the 2026 AGM, subject to his re-
election by shareholders. It is the Board’s strong belief that this extension of Pepe’s appointment, given his performance and
contributions to the Board in 2024, is in the best interests of the
Group and all of its stakeholders.
The Committee will continue to monitor the market throughout 2025 for potential candidates for appointment to the Board in both the short and medium-term. This will ensure that the Board has a pipeline of credible successors with the relevant skills, knowledge, and experience.
Committee composition
As communicated in the 2023 Annual Report and Accounts, the
Board-level Group Technology Committee (’GTC’), chaired by Eileen
Murray, was established on 1 March 2024. In December 2024,
reflecting the changes to the Group COO role and its inclusion in the newly formed Group OpCo, the Committee approved changes to the remit of the GTC, adding responsibility for Operations, in addition to
Technology. As a result, the GTC was renamed as the Group
Technology and Operations Committee. Additional information on the work undertaken by the Group Technology and Operations
Committee since its formation, along with its priorities for the year ahead, can be found from page 306.
As part of the decision to establish the Sustainability Working Group
(’SWG’), it was agreed that Geraldine Buckingham would be
appointed as its Chair.
The Committee also reviewed the composition of the Board
Committees, to ensure that it remains appropriate, with consideration given to the Board diversity and inclusion policy, and to ensure effective use of the skills and expertise of the Directors. Several changes to the Committees’ composition were agreed during the year. The Committee will continue to review the Committees’
composition to ensure that it remains appropriate.
Board diversity
The Board recognises the importance of gender, social and ethnic diversity, and the benefits that diverse identities and backgrounds bring to Board effectiveness. Representation is a consideration in succession plans and appointments at both Board and senior
management level, as well as more broadly across the Group. The
Committee also considers representation on Board Committees when reviewing their composition.
At the end of 2024, the Board had 54% female representation, with seven female Board members out of a total of 13, which is above the year-end 2025 target set by the FTSE Women Leaders Review.
Following Pam Kaur’s appointment as an Executive Director on
1 January 2025, female representation increased to 57%. The Board now also has two female leaders holding one of the four senior positions. These four senior roles, as defined by the FTSE Women
Leaders Review, are Chair, Chief Executive Officer, Senior
Independent Director and Chief Financial Officer.
Beyond gender, the Committee remains focused on enhancing the ethnic heritage diversity of the Board, reflecting the international nature of our business and HSBC’s Asia heritage.
The Board’s diversity and inclusion policy highlights our commitment to diversity, while providing specifics on the approach taken to achieving our relevant ambitions. Additional details on activities aimed at improving representation across senior management and the wider workforce, together with supporting statistics, can be found on page
62. The Board’s diversity and inclusion policy is available at
www.hsbc.com/who-we-are/our-people/board-of-directors/board-
responsibilities

HSBC Holdings plc Annual Report on Form 20-F	291
Group CEO succession
Following the announcement on 30 April 2024 that Sir Noel Quinn would retire as Group CEO, the Committee oversaw a rigorous formal search, selection and appointment process to identify the next leader of the Group. A high-level overview of the process is shown in the graphic below.
The Committee’s focus on Group CEO succession planning since Sir
Noel Quinn’s appointment in 2020, supported its objective to complete the search at pace and provide clarity on future leadership to the organisation and our stakeholders.
The process to select Sir Noel Quinn’s successor was led by the
Group Chairman and the Committee, who were supported by a
leading external search partner.
Key steps in the process included:
–The establishment of a committee sub-group, comprising the
Group Chairman, Senior Independent non-executive and
Committee Chairs, to oversee the process. Regular updates were provided to the broader Committee through weekly update notes from the Group Chairman, who also engaged with the Group’s
principal regulators throughout the process.
–Agreement on the regulatory role profile and key selection criteria, which included key technical, experiential and leadership
competencies that were determined to be essential for the
successful candidate.
–The assessment of all internal and external candidates against this role profile and selection criteria, with the support of a leading external search firm. Candidates also provided a written
articulation of their strategic vision for the Group, which was followed by the shortlisting of the final candidates.
–Thorough referencing and background checks, which were
conducted on the final candidates, to provide the Committee with a deeper understanding of their character and motivations.
–The final candidates were interviewed with all non-executive
Directors. They also presented their strategic vision for the Group to the Committee and participated in Q&A.
–Interview feedback, which included non-executive Directors
scoring each candidate against the successful selection profile, as well as qualitative feedback based on candidate interviews,
presentation and Q&A, which was collated and discussed by the
Committee.

Establishment of a sub-group of the Committee	Agreement of the regulatory role profile and success criteria	Internal and external candidate assessment	Candidate interviews with Group Chairman and NEDs	Presentations to Committee on strategic vision and Q&A

Announcement of appointment of Georges Elhedery as Group CEO	Board approval following receipt of regulatory approval	Regulatory engagement, application and interview	Decision on preferred candidate	Feedback collated and discussed by the Committee

Based on the information gathered on the candidates over the past four years, as well as the succession process, the Committee selected Georges Elhedery as the preferred candidate.
Georges then participated in the required regulatory interviews with the PRA and FCA, after which the Committee received confirmation of regulatory approval, and announced Georges’ appointment on
Wednesday 17 July 2024.
The Committee also agreed on a comprehensive induction and
development plan to best support Georges’ transition to Group CEO.
The Committee continues to oversee this plan and receives regular updates on progress.
Senior executive succession and
development
Jonathan Bingham, Global Financial Controller, was appointed as
Interim Group CFO with effect from 2 September 2024. This interim appointment allowed Georges to focus on his new responsibilities as
Group CEO, whilst the process to identify a permanent successor was conducted. The process to select the permanent Group CFO was led by the Group CEO, with the support of the Group Chief People &
Governance Officer and a leading external search firm. Consistent with the approach taken for the selection of Georges Elhedery as
Group CEO, internal and external candidates were considered and assessed against the agreed role profile and selection criteria.
Following the completion of interviews with members of the Board,
Pam Kaur was selected to join the Board as an Executive Director and
Group CFO.
Following Pam’s selection for the role of Group CFO, Richard
Blackburn, Global Head of Traded and Treasury Risk Management &
Global Head of Risk Analytics, was appointed as Interim Group Chief
Risk and Compliance Officer with effect from 1 January 2025. An update on permanent succession for this position will be provided in due course.
In conjunction with the announcement on the new, simpler
organisational structure, designed to unleash the full potential of
HSBC, the Committee also approved several changes to the senior leadership team, based on the recommendations of the new Group
CEO. These included the approval of the new Group OpCo terms of reference, together with its membership. Members of the Committee were closely involved in the assessment and selection process for roles on the new Group OpCo, including the roles of CEO of
Corporate and Institutional Banking and Western Markets, and the
split of the previous Group COO’s responsibilities into two new Group
OpCo roles – those of Group CIO and Group COO.
Committee performance review
The 2024 annual review of the effectiveness of the Board and Board
Committees, including the Nomination & Corporate Governance
Committee, was conducted externally by IBE.
It determined that the Committee continued to perform effectively.
There were no specific actions identified for the Committee. The review acknowledged the Committee’s role in the Group CEO
succession process, which was very well managed, and identified several good practices that would be applied to future succession processes for key roles across the Group. Additional details on the annual review of the Board and Committees’ effectiveness can be found from page 287.

292	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Subsidiary governance
In line with the subsidiary accountability framework, the Committee continued to oversee the corporate governance and succession arrangements across the principal subsidiary portfolio. Additional details on the subsidiary accountability framework are set out on page 277.
Given the improvement in quality of the succession planning updates over the previous years, the Committee agreed that, for 2024, the material subsidiary plans no longer required direct oversight. Principal
Subsidiaries continued to oversee plans for their respective subsidiaries, with the Committee retaining the ability to review material subsidiary succession plans, where necessary.
The Committee continued to support and seek opportunities to enhance subsidiary connectivity. That included leveraging the
Chairman’s Forum and Remuneration Committee Chairs’ Forum,
which regularly brought together the chairs of the principal subsidiaries to discuss issues of common interest.
In order to further strengthen connectivity between the Board and the most significant subsidiary boards, the Committee took relevant steps with two of the principal UK regulated entities. It recommended that
Ann Godbehere be appointed to the HSBC Bank plc board and
Brendan Nelson be appointed to the HSBC UK Bank plc board. Given that the Board has benefitted from James Forese’s leadership of the
HSBC North America Holdings Inc. Board, the Committee is confident that these appointments will enhance governance arrangements and connectivity.
The committee continues to provide support and look for
opportunities to enhance subsidiary connectivity through non-
executive Director events and other engagement forums. The
Group’s flagship events held in 2024 included the Bank Director
Programme and the Bank Chair Programme. The Group Chairman also hosted an annual Global NED Update, which was attended by over
200 subsidiary non-executive Directors.

	Jan	Feb	Apr	May	Jun	Jul	Sep	Sep	Dec
Board composition and succession
Board composition, including succession planning and skills matrices	◆	◆	◆	◆	◆	◆	◆	◆	◆
Executive talent and development
Senior executive succession and appointments	◆	◆	◆	◆	◆	◆	◆	◆	◆
Governance
Board and corporate governance developments	◆	◆	◆	◆	◆	◆	◆	◆	◆
Board and committee performance review	◆	◆	◆	◆	◆	◆	◆	◆	◆
Subsidiary governance	◆	◆	◆	◆	◆	◆	◆	◆	◆
Subsidiary appointments	◆	◆	◆	◆	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered

HSBC Holdings plc Annual Report on Form 20-F	293
Group Audit Committee

“Given changes in the external operating environment and as a result of the reorganisation of the Group, the Group Audit Committee will play an important role in monitoring the impact on the control environment during this period of change.“

Brendan Nelson Chair Group Audit Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2024[1]
The Committee’s key responsibilities include:
–monitoring and assessing the integrity of the financial
statements, formal announcements and regulatory information
in relation to the Group’s financial performance, as well as significant accounting judgements;
–  reviewing the effectiveness of internal controls;
–  reviewing management’s arrangements for compliance with
prudential regulatory financial reporting;
–  reviewing the annual financial resource plan, including annual budget, capital expenditure and business plans;
–  reviewing and monitoring the relationship with the external auditor and overseeing its appointment, remuneration and
independence;
–  overseeing the Group’s policies, procedures and arrangements for capturing and responding to whistleblower concerns and
ensuring they are operating effectively; and
–overseeing the work of Global Internal Audit and monitoring and assessing the effectiveness, performance, resourcing,
independence and standing of the function.

Brendan Nelson (Chair)	Sept 2023	10/10
Geraldine Buckingham[2]	Oct 2024	2/2
Rachel Duan[3]	Apr 2022	9/10
James Forese[3]	May 2020	9/10
Ann Godbehere[4]	Feb 2024	7/7
Eileen Murray[5,6]	June 2022	6/8
David Nish[7]	May 2016	4/4

Notes:
1    These included one ad hoc meeting held on 31 January 2024 and a joint meeting with the Group Risk Committee (’GRC’), which took place on 18
June 2024.
2    Geraldine Buckingham was appointed as a member of the GAC on
1 October 2024.
3    Rachel Duan and James Forese were unable to join one ad hoc GAC meeting, due to prior commitments.
4    Ann Godbehere joined the GAC on 21 February 2024.
5    Eileen Murray stepped down from the GAC on 1 October 2024.
6    Eileen Murray was unable to attend the meeting held on 25 September
2024 due to personal reasons.
7    David Nish stepped down from the GAC on 3 May 2024 upon his retirement from the Board.

I am pleased to introduce the Group Audit Committee (‘GAC’) report, my first as GAC Chair. In this report, I have provided an overview of the key matters and issues considered by the GAC in 2024. I
assumed the role of GAC Chair following the publication of the FY23 results and Annual Report in February 2024, succeeding David Nish. I would like to acknowledge and thank David for his leadership of the
GAC during his time as Chair.
Internal controls have been a key focus during 2024, and the GAC assumed responsibility for the oversight of all internal controls - which was previously limited to those related to financial reporting. We have overseen management’s proposed enhancement of controls,
including the creation of a new Group Chief Controls Oversight Office function. This will enhance effective operation and monitoring of the
Group’s control environment. This will include the work to support preparations for the Board's declaration on the effectiveness of material controls, which will be required from 2026 under the 2024
UK Corporate Governance Code.
Given changes in the external operating environment and as a result of the reorganisation of the Group, the GAC will have an important role in monitoring the impact on the control environment during this period of change. A key element of this continues to be our progress in enhancing the control environment regarding the Group’s
regulatory reporting obligations. Remediation of errors in regulatory reporting and achieving a sustainable controls environment over these returns, remains a priority for the Committee, management and our regulators globally. Further details on progress under this programme can be found later in this report.
The GAC received regular updates from the Group Chief Financial
Officer and Global Financial Controller on key financial reporting issues and the related management judgements. These included spending significant time on the appropriateness and clarity of the
Group’s market guidance, including in relation to returns, costs and expected credit losses (‘ECL’). Given the uncertain global
macroeconomic environment, the GAC carefully considered its
disclosures on ECLs, in particular those relating to the Group’s exposure to the mainland China and Hong Kong corporate real estate sectors.
I have spent time with several of the subsidiary audit committee chairs, building on the important connectivity between the Group and subsidiaries established over the past few years. Regular engagement with our subsidiary audit chairs will continue to be an important part of the GAC’s governance practices through 2025 and beyond.
The GAC also oversaw the External Quality Review of the Global
Internal Audit function during the year, which was conducted by
Deloitte in accordance with the Internal Audit Code. I am pleased to report that the function is highly valued across the HSBC Group, and received a ’Generally Confirms’ rating, which is the highest attainable under the internal audit International Professional Practices framework.
Finally, I was pleased that the review of the GAC’s performance concluded that the GAC continued to operate effectively. Further details on the review, which also considered the performance of the
Board and the other Board committees, can be found as part of the
'How we are governed' section on page 287.
Brendan Nelson
Chair of the Group Audit Committee

294	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Committee governance
The Committee operates under delegated authority from the Board, and advises the Board on matters concerning the Group’s financial reporting requirements. The Committee Chair reports on the key matters and discussions at the subsequent Board meeting, and the
Board also receives copies of the Committee agendas and minutes.
This supports the Board‘s oversight of the work carried out by management, Global Internal Audit and PricewaterhouseCoopers LLP
(‘PwC‘), as the Group’s statutory auditor.
The Nomination & Corporate Governance Committee has confirmed that each member of the Committee is independent according to the criteria of the US Securities and Exchange Commission, and the
Committee and individual members continue to possess competence relevant to the banking and broader financial services sector in which the Group operates. The Board has determined that Brendan Nelson and Ann Godbehere are the audit committee ‘financial experts’ for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK and Hong
Kong Corporate Governance Codes.
The Committee Chair continued to engage with various key
stakeholders, including the UK PRA, to understand their views, key themes and areas of focus within the broader financial services sector on matters relevant to the work of the Committee. This included trilateral meetings involving the Group’s external auditor, PwC, and the UK PRA.
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

Matters considered during 2024
	Jan	Feb	Apr	Jun	Jul	Sep	Oct	Dec
Reporting
Financial reporting matters including:
– review of financial statements, ensuring that disclosures are fair, balanced and understandable
– significant accounting judgements
– going concern assumptions and viability statement
– supplementary regulatory information
	◆	◆	◆	◆	◆	◆	◆	◆
Review of the Group's annual financial resource plan	◆	◆	◆	◆	◆	◆	◆	◆
ESG and climate reporting	◆	◆	◆	◆	◆	◆	◆	◆
Regulatory reporting-related matters including:
–oversight of the Group's engagement with PRA-requested skilled person reviews
–reports from the principal subsidiaries on progress and learnings in relation to their local remediation efforts
–adequacy of resources across Finance and other SME teams to deliver the Group-wide remediation programme
	◆	◆	◆	◆	◆	◆	◆	◆
Certificates from principal subsidiary audit committees	◆	◆	◆	◆	◆	◆	◆	◆
Control environment
Control enhancement programmes	◆	◆	◆	◆	◆	◆	◆	◆
Group transformation	◆	◆	◆	◆	◆	◆	◆	◆
Review of deficiencies and effectiveness of internal financial controls	◆	◆	◆	◆	◆	◆	◆	◆
Internal audit
Reports from Global Internal Audit	◆	◆	◆	◆	◆	◆	◆	◆
Audit plan updates, independence and effectiveness	◆	◆	◆	◆	◆	◆	◆	◆
External audit
Reports from external audit, including external audit plan	◆	◆	◆	◆	◆	◆	◆	◆
Appointment, remuneration, non-audit services and effectiveness	◆	◆	◆	◆	◆	◆	◆	◆
Compliance
Accounting standards and critical accounting policies	◆	◆	◆	◆	◆	◆	◆	◆
Corporate governance codes and listing rules	◆	◆	◆	◆	◆	◆	◆	◆
Whistleblowing
Whistleblowing arrangements and effectiveness	◆	◆	◆	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered

HSBC Holdings plc Annual Report on Form 20-F	295
How the Committee discharged its responsibilities
Financial, sustainability and climate reporting
The GAC is responsible for reviewing the Group’s financial reporting during the year, including the Annual Report and Accounts, Interim
Report, quarterly earnings releases, analyst presentations and Pillar 3 disclosures.
Furthermore, as an area of expanded assurance, the GAC, supported by the executive-level ESG Committee, provided close oversight of the disclosure risks in relation to sustainability and climate reporting, amid rising stakeholder expectations. The work will continue throughout 2025 in partnership with the Sustainability Working Group.
As part of its review, the GAC:
–challenged and evaluated management’s application of critical accounting policies and material areas in which significant
accounting judgements were applied;
–reviewed and challenged management’s judgements and
disclosures in relation to impairment reviews of HSBC’s
investment in Bank of Communications Co., Limited, performed using a value-in-use methodology;
–gave particular regard to the analysis and measurement of IFRS 9
ECL, including the key judgements and management adjustments made in relation to the forward economic guidance, underlying economic scenarios and reasonableness of the weightings, as well as modelling and adjustments;
–focused on preparation for disclosures to ensure these were consistent, appropriate and could be validated under the relevant financial and governance reporting requirements;
–tracked and monitored delivery against the external audit plan; and
–provided advice to the Board on the form and basis underlying the long-term viability statement.
We also received independent third-party limited standalone
assurance on the Group’s climate reporting. Further details can be found in ’Assurance relating to ESG data’ on page 42.
In conjunction with the GRC, the GAC considered the current position of the Group, along with the emerging and principal risks, and carried out a robust assessment of the Group’s prospects. This assessment informed the GAC’s recommendation to the Board on the Group’s long-term viability. The GAC also undertook a detailed review before recommending to the Board that the Group continues to adopt the going concern basis in preparing the annual and interim financial statements. Further details can be found on page 38.
Following the October 2024 announcement in relation to the Group's organisation structure, the GAC oversaw management proposals regarding the external disclosure requirements following the reorganisation of the Group around four core business. The GAC reviewed the financial resource plan, prior to approval by the Board, which helped to support the revised guidance, including in relation to the expected benefits from the reorganisation and simplification of the Group, which were communicated to the market as part of the
FY24 results. In relation to the expected benefits specifically, the GAC considered the independent validation report provided by a third party, and which provided additional comfort on the appropriateness of management's proposed guidance.
The GAC will complete a thorough review of the pro-forma historical financial performance for 2023 and 2024, based on the new
organisational structure, prior to their communication to the market next month.
Financial planning
The GAC reviewed and debated the robustness of the financial plan for the financial years 2025 to 2029. The GAC considered the risks and challenges, and ensured that the process to develop the financial resource plan was robust and that the assumptions driving the financial performance of the Group were appropriate and subject to appropriate challenge.
Fair, balanced and understandable
Following review and challenge of the disclosures, the Committee recommended to the Board that the Annual Report and Accounts, taken as a whole, were fair, balanced and understandable. These provided the shareholders with the necessary information to assess the Group’s position and performance, business model, strategy and risks facing the business.
The Committee reviewed the draft Annual Report and Accounts 2024 and results announcements to provide feedback and challenge to management. It was supported by the work of the Group Disclosure and Controls Committee, which also reviewed and assessed the
Annual Report and Accounts 2024 and investor communications.
This work enabled the GAC to discharge its responsibilities and support the Board in making the statement required under the UK and
Hong Kong Corporate Governance Codes.
Internal controls
During the year, the Board approved changes to the scope of the
GAC’s responsibilities in relation to internal controls. These changes saw the GAC assume responsibility for oversight of the effectiveness of all internal controls. This reflected the GAC’s experience in overseeing internal controls over financial reporting, and the responsibility that will apply from the 2026 financial year to make a declaration on the effectiveness of material controls under the 2024
UK Corporate Governance Code.
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
These updates included the Group’s work on compliance with section
404 of the US Sarbanes-Oxley Act. Based on this work, the GAC recommended that the Board support its assessment of the internal controls over financial reporting.
The GAC continued to focus on controls over the Group's Insurance business following the implementation of the IFRS 17 ‘Insurance
Contracts‘ accounting standards. The GAC welcomed management's progress in improving the control environment during 2024. However, there remains further work to ensure that the Insurance business embeds the control standards expected on a consistent basis across all markets.
For further details of how the Board reviewed the effectiveness of key aspects of internal control, see page 354.
Regulatory reporting
Regulatory reporting has been a key priority for the Committee over recent years and will continue to be a priority for 2025. The
Committee is focused on monitoring the programme of work to
address the quality and reliability of regulatory reporting to meet regulatory expectations.
Management provided updates on the status of ongoing HSBC-
specific external reviews, and discussed the issues and themes identified from the increased assurance work and focus on regulatory reporting. The GAC also discussed root cause themes, remediation of known issues and new issues identified through the increased assurance work. The Committee challenged management on
remediation plans, to assess whether there was a sustainable reduction in issues and that dependencies with other key
programmes were well understood.
Further details can be found in the ‘Principal activities and significant issues considered during 2024’ table on page 298.

296	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

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
This included information sharing and targeted collaboration between audit committee chairs and management to ensure there was
appropriate focus on the local implementation of programmes. During
2024 this included a particular focus on regulatory reporting, with the subsidiary audit committee chairs, chief executive officers and chief financial officers of the Europe, Asia-Pacific, Middle East and
Americas regions attending Committee meetings to update on
progress, share local challenges, and areas of focus with the
Committee.
In addition to the Chair‘s regular meetings with the audit chairs of the
Group’s UK, European, US, Middle Eastern and Asian principal subsidiaries, and their attendance at GAC meetings for relevant items, they provided quarterly reports on their local audit committee activity.
This included updates on internal control, and financial and regulatory reporting matters that are significant from a local or enterprise-wide perspective. In addition, the Committee received escalations from subsidiary boards for information and action, as appropriate. The connectivity between the Group and subsidiary audit committees is supplemented by attendance at committee meetings by the Group and subsidiary audit committee chairs.
On a half-year basis, principal subsidiary audit committees provided certifications to the Committee that regarded the preparation of their financial statements, adherence to Group policies and escalation of any issues that required the attention of the Committee. These certifications also included information regarding the governance, review and assurance activities undertaken by principal subsidiary audit committees in relation to prudential regulatory reporting.
External auditor
The GAC has the primary responsibility for overseeing the relationship with the Group’s external auditor, PwC.
PwC completed its tenth audit, providing robust challenge to management and sound independent advice to the Committee on
specific financial reporting judgements, sustainability reporting and the overall control environment. The senior audit partner is Matthew
Falconer, who assumed the role as part of the regular rotation of audit partners in support of the independence of PwC for the 2024 financial year. The Committee reviewed the external auditor’s approach and strategy for the annual audit and received regular updates on the audit, including observations on the control environment.
Key audit matters discussed with PwC are set out in its report on page 361. The Committee reviewed, and concluded that, all
requirements of the Financial Reporting Council's (‘FRC’) Audit
Committee and the External Audit: Minimum Standard (’the
Standard’), where relevant, were met during 2024.
The GAC reviewed the PwC external audit approach, including the materiality, risk assessment and scope of the audit. PwC highlighted the changes being made to its approach to enhance the quality and effectiveness of the audit. PwC’s plan supports its, and the GAC’s, focus on audit quality through standardisation, centralisation and the use of technology.
Following commitments made as part of the audit tender process conducted in 2022, specifically in relation to plans for greater utilisation of digital solutions on the HSBC audit, the Committee received a demonstration of how PwC were leveraging digital audit tooling as part of the audit of the Group’s accounts. PwC continue to look for opportunities to further leverage technology to enhance the efficiency, robustness and quality of the Group statutory audit.
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
Key strengths identified through the review included strong
independent challenge, the knowledge of the audit team and the good understanding of the Group‘s businesses and associated risks that were demonstrated through the course of the audit. The review also identified some areas for improvement, including with regards to communication and coordination with management, and planning.
The GAC receives regular updates from PwC and management on
performance across the audit quality indicators, which provides wider visibility of ongoing and emerging issues.
There were no breaches of the policy on hiring employees or former employees of the external auditor during the year. The lead audit partner attends all Committee meetings and the GAC Chair maintains regular contact with the senior audit partner and his team throughout the year.
During the year, the Committee considered the impact of the fine and six-month suspension on PwC’s China Firm upon PwC UK‘s ability to act as auditor for the Group. The GAC received assurance from PwC’s
Global Leadership Team that the issues leading to the sanctions did not impact the Group, and that PwC were taking appropriate steps to prevent reoccurrence. The GAC will continue to monitor until the completion of the suspension, which is due to expire during March
2025.
Independence and objectivity
The Committee assessed any potential threats to independence that were self-identified or reported by PwC. Based on the reporting received, PwC are deemed to be independent and PwC, in
accordance with professional ethical standards and applicable rules and regulations, provided the GAC with written confirmation of its independence for the duration of 2024.
The Committee confirms it has complied with the provisions of The
Statutory Audit Services for Large Companies Market Investigation
(Mandatory Use of Competitive Tender Processes and Audit
Committee Responsibilities) Order 2014 for the financial statements.
Following the Committee‘s recommendation to reappoint PwC as the auditor, shareholders passed the associated resolution at the 2024
AGM. At the same time, shareholders authorised the Committee to determine PwC‘s audit fee for the financial year ended 31 December
2024, which was approved by the Committee at its July 2024
meeting.

HSBC Holdings plc Annual Report on Form 20-F	297
Non-audit services
The Committee is responsible for setting, reviewing and monitoring the appropriateness of the provision of non-audit services by the external auditor. It also applies the Group’s policy on the award of non-audit services to the external auditor. The non-audit services are carried out in accordance with the external auditor independence policy to ensure that services do not create a conflict of interest. All non-audit services are either approved by the GAC Chair, or by Group
Finance when acting within delegated limits and criteria set by the
GAC.
The non-audit services carried out by PwC included 16 engagements approved during the year where the fees were over $100,000 but less than $1m. Group Finance, to whom the GAC has delegated authority for non-audit services below $1m, considered that it was in the best interests of the Group to use PwC for these services because they were:
–audit-related assurance services, with the work closely related to work performed in the audit and in some instances required by local regulators to be performed by the external auditor; or
–other assurance services that involve obtaining appropriate audit evidence to express a conclusion designed to enhance the degree of confidence of the intended users other than the responsible party about the subject matter information, including attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end users.
There were no engagements during the year where the fees
exceeded $1m, above which GAC approval would be required.

	2024	2023
Auditors‘ remuneration	$m	$m
Total fees payable	146.6	155.9
of which fees for non-audit services	43.8	46.1
Ratio of non-audit fees to audit fees[1]	43.0%	42.0%
1  The calculation is on a simple ratio and is not based on FRC guidance on non-
audit fees ratio thresholds.
Whistleblowing and speak-up culture
An important part of HSBC’s values is speaking up when something does not feel right. HSBC remains committed to ensuring colleagues have confidence to speak up and acting when they do. A wide variety of channels are provided for colleagues to raise concerns, including the Group’s whistleblowing channel, HSBC Confidential (see page 78 for further information).
The Board has delegated responsibility to the GAC to oversee the effectiveness of HSBC’s whistleblowing procedures. The Chair of the
GAC is a Group Senior Manager (’SMF7’), and has a prescribed responsibility as the Whistleblowers’ Champion to ensure integrity of
HSBC’s policy and procedure on whistleblowing and protecting those who report concerns. As part of his responsibility, the GAC Chair reports to the Board on the GAC’s oversight of whistleblowing as part of his regular reporting updates.
The Group Head of Regulatory Compliance regularly updates the GAC on whistleblowing effectiveness, including controls assessments and internal audit findings. In 2024, the GAC has been briefed on actions to improve the timeliness of HSBC Confidential investigations against internal standards. The Committee is also briefed on culture and conduct risks from whistleblowing cases and actions taken. In 2024, the GAC Chair also met with the Group Head of Regulatory
Compliance for briefings on significant whistleblowing matters.
Global Internal Audit
The primary role of the Global Internal Audit function is to help the
Board and Management to strengthen the organisation’s ability to create, protect and sustain value. Global Internal Audit does this by providing independent, risk based and objective assurance on the design and operating effectiveness of the Group’s governance, risk management and control framework and processes, prioritising the greatest areas of risk. The independence of Global Internal Audit from day-to-day line management responsibility is fundamental to its ability to deliver objective audit coverage of all parts of the Group. Global
Internal Audit is free from interference by any element in the organisation, including on matters of audit selection, scope, procedures, frequency, timing, or internal audit report content. The
Group Head of Internal Audit reports to, and meets frequently with, the Chair of the GAC.
In addition, in 2024, there was continued heightened interaction between Global Internal Audit Senior Management and the members of the GAC, aimed at increasing knowledge and awareness of the audit universe and existing and emerging risks identified by Global
Internal Audit. Global Internal Audit adheres to The Institute of Internal
Auditors' mandatory guidance.
Consistent with previous years, the 2025 audit planning process includes assessing the inherent risks and strength of the control environment across the audit entities representing the Group. Results of this assessment are combined with a top-down analysis of risk themes by risk category to ensure that themes identified are addressed in the annual plan. Audit coverage is achieved using a combination of business and functional audits of processes and controls, risk management frameworks and major change initiatives, as well as regulatory audits, investigations and special reviews. In addition to the ongoing importance of regulatory-focused work, key risk theme categories for 2025 audit coverage remain as: strategy, governance and culture; financial crime, conduct and compliance;
financial resilience; and operational resilience. A quarterly continuous monitoring assessment of key risk themes will form the basis of thematic reporting and plan updates and will ultimately drive the 2026 planning process.
Global Internal Audit has made updates to the audit universe and risk assessment to reflect the Group reorganisation. As a result, audits have been added to the 2025 Annual Audit Plan, and audits have been refocused, to reflect the risks arising from the Group reorganisation.
In addition to the Group reorganisation, Global Internal Audit’s new or heightened areas of coverage for 2025 are: Group strategy; significant change initiatives including regulatory change; material regulatory obligations; compliance; anti-money laundering and sanctions;
conduct, internal and external fraud; credit risk management; financial forecasting; regulatory reporting; enterprise wide risk management, operational resilience; Financial Reporting Council Corporate
Governance reporting on material controls; model risk management;
data management; technology resilience and cybersecurity; and
incident and escalation management. In addition, Global Internal Audit will continue its programme of culture audits to assess the extent that behaviours reflect HSBC’s purpose, ambition, strategy and values.
The annual audit plan and material plan updates made in response to changes in the Group’s structure and risk profile are approved by the
GAC.
The results of audit work, together with an assessment of the Group’s overall governance, risk management and control framework and processes are reported to the GAC, GRC and local audit and risk committees, as appropriate. This reporting highlights key themes identified through audit activity, and the output from continuous monitoring. This includes business and regulatory developments and an independent view of emerging and horizon risk, together with details of audit coverage and any required changes to the annual audit plan. Based on regular internal audit reporting to the GAC, private sessions with the
Group Head of Internal Audit, the Global Professional Practices annual assessment and quarterly quality assurance updates, the GAC is satisfied with the effectiveness of the Global Internal Audit function and the appropriateness of its resources. In December 2024, Global
Internal Audit’s External Quality Assessment Review was reported to the GAC, which concluded that Global Internal Audit is a well-
respected, independent provider of assurance which is highly valued across the Group and that Global Internal Audit generally conforms with the 2017 International Professional Practices framework (’IPPF’), which includes the IIA Standards and Code of Ethics. ’Generally
Conforms’ is the highest rating attainable and means the function is compliant with the requirements of the Standards in all material

298	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

aspects. Global Internal Audit also generally meets the CIIA’s IA
Financial Services Code of Practice requirements.
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

Principal activities and significant issues considered during 2024
Areas of focus	Key issues	Conclusions and actions
Significant accounting judgements
Expected credit losses
The measurement of expected credit losses involves
significant judgements, particularly under current
economic conditions. There remains uncertainty over
ECL estimation due to sustained high inflation,
interest rate volatility, economic policy changes
following election outcomes globally and weaker
economic growth in the Group’s key operating
markets.

–The Committee reviewed economic scenarios for the key countries and territories in which the Group operates and challenged management’s judgements on the weightings assigned to the scenarios. The Committee also challenged management’s judgemental adjustments to account for uncertainty in specific sectors and geographies, including the controls underpinning the adjustments process and conditions under which the adjustments would be reduced or removed.
–The Committee continued to monitor management’s updates on areas of particular focus, including downside risk in mainland China and Hong Kong commercial real estate sectors.

Valuation of defined benefit pension obligations
The valuation of defined benefit pension obligations
involves highly judgemental inputs and actuarial
assumptions which include interest rate, inflation rate,
mortality rates and other demographic assumptions.
Management considered these assumptions in
consultation with actuarial experts to determine the
valuation of the defined benefit obligations.

–The GAC has considered the effect of changes in key assumptions on the HSBC UK
Bank plc section of the HSBC Bank (UK) Pensions Scheme, which is the principal plan of HSBC Group. Details of key assumptions can be found on pages 400 to 401 of the ’Notes on the financial statements’.

Valuation of financial instruments
During 2024, management continuously refined its
methodology and approach to valuing the Group’s
portfolio in relation to investments, trading assets and
liabilities and derivatives.

–The Committee received periodic updates on the key valuation metrics and judgements involved in the determination of the fair value of financial instruments, and agreed with the judgements applied by management, which were validated through appropriate governance and control forums.

Investment in subsidiaries
Management has reviewed investments in
subsidiaries for indicators of impairment and
conducted impairment reviews where relevant. These
involve exercising significant judgement to assess the
recoverable amounts of subsidiaries, by reference to
projected future cash flows, discount rates and
regulatory capital assumptions.

–The Committee reviewed the judgements in relation to the impairment review of
HSBC Overseas Holdings (UK) Limited and the key inputs such as projected profits, underpinning the recoverable amounts of its subsidiaries.

HSBC Holdings plc Annual Report on Form 20-F	299

Principal activities and significant issues considered during 2024 (continued)
Areas of focus	Key issues	Conclusions and actions
Significant accounting judgements
Investment in an associate – Bank of
Communications Co., Limited
During the year, management performed impairment
reviews of HSBC’s investment in Bank of
Communications Co., Ltd (‘BoCom’). This included
assessment as to whether there is indication of
further impairment, or that previously recognised
impairment may no longer exist or may have
decreased. The impairment reviews are complex and
require significant judgements, such as the
appropriateness of projected future cash flows,
discount rate, and regulatory capital assumptions.

–The GAC reviewed and challenged management’s judgements and disclosures in relation to impairment reviews of HSBC’s investment in BoCom, performed using a value-in-use methodology.
–The Committee reviewed the appropriateness of key assumptions such as projected future cash flows, with particular focus on the potential impacts of the publicly announced policies aimed at promoting growth and economic development in China during the fourth quarter of 2024.
–The GAC considered the consistency of judgements with prior period impairment reviews, reflecting available details as at 31 December 2024 as to how these policies may be enacted.

Interest rate management
During 2024, management proposed a framework for
the disposal of selected hold-to-collect-and-sell
securities to improve risk management of hold-to-
collect-and-sell positions and to stabilise and protect
net interest income over the medium term.

–The GAC received regular management updates on hedging strategy, including the repositioning of structural interest rate hedges.
–The Committee reviewed controls on, and financial outcomes of, disposals of hold-
to-collect-and-sell securities.

Impairment of goodwill and non-financial assets
During the year, management tested for impairment
goodwill and non-financial assets including additional
consideration for the future impacts resulting from the
announced organisational restructure. Key
judgements in this area relate to long-term growth
rates, discount rates and projected future cash flows
to include for each cash-generating unit tested, both
in terms of compliance with the accounting standards
and reasonableness of the forecasts.

–The Committee reviewed and challenged management’s approach and methodology used for the impairment testing of goodwill and non-financial assets, with a key focus on the projected cash flows included in the forecasts and discount rates used.
–The GAC also challenged management’s key judgements and considered the reasonableness of the outcomes against business forecasts and strategic objectives of HSBC.

Legal proceedings and regulatory matters
Management has used judgement in relation to the
recognition and measurement of provisions, as well
as the existence of contingent liabilities for legal and
regulatory matters.
–The Committee reviewed reports from management on legal proceedings and regulatory matters, and challenged related accounting judgements and disclosures.
Tax-related judgements
HSBC has recognised deferred tax assets to the
extent that they are recoverable through expected
future taxable profits. Significant judgement continues
to be exercised in assessing the probability and
sufficiency of future taxable profits, future reversals of
existing taxable temporary differences and expected
outcomes relating to uncertain tax treatments.

–The Committee considered the recoverability of deferred tax assets. The Committee also considered management’s judgements relating to tax positions in respect of which the appropriate tax treatment is uncertain, open to interpretation or has been challenged by the tax authority.

Long-term viability and going concern statement
The GAC has considered a wide range of information
relating to present and future projections of
profitability, cash flows, capital requirements and
capital resources. These considerations include
stressed scenarios and the implications of:
–geopolitical tensions including the ongoing Russia-
Ukraine and Middle East conflicts, US-China
tensions and the consequential impacts on the
supply chains globally;
–macroeconomic risks including inflationary risks,
mainland China and Hong Kong real estate sector
risks and economic policy uncertainty following
election outcomes globally; and
–climate risk, operational resilience, and other top
and emerging risks, and the related impact on
profitability, capital and liquidity.

–In accordance with the UK and Hong Kong Corporate Governance Codes, the
Directors carried out a robust assessment of the principal and emerging risks of the
Group and parent company. The GAC considered the statement to be made by the
Directors and concluded that the Group and parent company will be able to continue in operation and meet liabilities as they fall due, and that it is appropriate that the long-term viability statement covers a period of three years.

Impact of acquisitions and disposals
HSBC engaged in a number of business acquisitions
and disposals, notably in Canada, Germany, South
Africa, Argentina, Armenia and Russia. Judgement
was involved in determining the timing of recognition
of assets held-for-sale, gains or losses, and the
measurement of assets and liabilities on acquisition or
disposal.

–The Committee reviewed management’s judgements related to the completion of the sale of the Group's banking business in Canada and of HSBC Argentina, as well as the planned sales of the German private bank business and the business in South
Africa, such as the timing of classification as held-for-sale and the remeasurement of assets.

Financial and regulatory reporting
Environmental, social and governance (‘ESG’)
reporting
The Committee considered management’s efforts to
enhance ESG disclosures and associated verification
and assurance activities, with a specific focus on the
net zero transition plan and climate-related disclosures
made in the Annual Report and Accounts 2024.

–The Committee considered ESG disclosures for the Annual Report and Accounts
2024 in detail, to ensure these were fair and balanced, and were also transparent on the challenges faced and aligned with the Group’s progress in the embedding of sustainable and climate-related policies across the business. In addition, the committee reviewed the narrative relating to our net zero ambitions and targets and the planned annual net zero transition plan review.

300	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Principal activities and significant issues considered during 2024 (continued)
Areas of focus	Key issues	Conclusions and actions
Regulatory reporting The GAC monitored progress by management in delivering a sustainable control environment for regulatory reporting across the Group.
–The Committee reflected on the continued focus on the quality and reliability of regulatory reporting by the PRA and other regulators globally.
–The Committee oversaw management’s execution against the agreed remediation plans, and challenged management on the approach and timeframes to deliver accurate reporting submissions to the Group’s global regulators. Discussions included a focus on shared dependencies across various Group-wide programmes, for example and in particular, data.

Control environment
Sustainable control environment
The GAC oversaw the effectiveness of the internal
control environment of the Group, including with
regards to the requirements of US Sarbanes-Oxley
Act.
During the year, the remit of the GAC with regards to
internal control was extended beyond financial
reporting controls to include oversight of all internal
controls.

–The Committee received regular updates on the control environment, and broader change framework, to review the impact on financial reporting and tax risk within the Group, with regular updates provided on IFRS 17 and Basel 3.1.
–In these updates the Committee monitored the assessment of the financial reporting risk, tax risk and progress made on remediation of US Sarbanes-Oxley Act significant deficiencies. This oversight helped the Committee to understand the progress being made by management to set out strategic actions to remediate identified issues and uplift the control environment to enable a sustainable reduction in risk.
–Management’s updates were supplemented by further focus and assurance work from Global Internal Audit, including audits of significant programmes of activity during 2024.
–The Committee oversaw the work to support the Group’s oversight of internal controls, including the establishment and scope of responsibilities of the new Group
Controls Oversight Office.

Regulatory change
Basel 3.1 Reform
The GAC considered the implementation of the Basel
3.1 Reform and the impact on the capital
requirements and RWA assurance. This was
considered in the context of the strategy and
structure of the balance sheet.

–The Committee received updates on the progress and impact of the Basel 3.1 programme on the Group, including following the publication by the PRA on
12 September 2024 of the second near-final policy statement and rules covering their implementation.
–Management discussed the delayed implementation dates, ongoing uncertainty over the final definition of the rules by regulators, and the work undertaken to mitigate delivery risks given the concentration of delivery during 2024 & 1H25. The discussion highlighted the dependencies of the Basel 3.1 programme with data, models and subject matter resources.
–The Committee reviewed the ongoing management of risks, issues and dependencies and challenged management to prioritise deliverables across each jurisdiction in line with regulatory timelines. The Committee discussions focused on ensuring, in each case, that the Group complied with the applicable minimum standards under the regulation.

Committee performance review
In 2024, the annual review of the performance of the Board
committees, including the GAC, was conducted externally by IBE. On the basis of the review, directors concluded that the GAC continued
to operate effectively.
Positive feedback was noted on the refreshed Committee
composition, in particular the change of Committee leadership and the new practices and focus introduced, including on the control environment. The Committee will consider scheduling an extra meeting in 2025 to provide additional, dedicated time for discussion, given the range and complexity of topics under the Committee’s remit. The review highlighted the continued importance of strong interaction between the GAC, GRC, and GTOC agendas, via the
Committee Chairs, and this will continue to be an area of focus in
2025.
Further details of the annual review of the Board and Committee effectiveness can be found on page 287.

HSBC Holdings plc Annual Report on Form 20-F	301
Group Risk Committee

“Managing the impacts of political change and policy volatility has been a key trend this year, with changes in governments globally, having economic and commercial implications for both the Group and the industry.“

James Forese Chair Group Risk Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2024[1]
The Group Risk Committee (’GRC’) has overall non-executive
responsibility for the oversight of risk-related matters and the risks impacting the Group. The GRC’s key responsibilities include:
–overseeing and advising the Board on all risk-related matters, including financial and non-financial risks;
–advising the Board on risk appetite-related matters, and key regulatory submissions;
–reviewing the effectiveness of the Group’s risk management
framework and how effectively management is embedding and
maintaining an effective risk management control system;
–reviewing and challenging the Group’s stress testing exercises;
and
–overseeing the Group’s approach to conduct, fairness and the prevention of financial crime.

James Forese (Chair)	Jun 2022	10/10
Geraldine Buckingham[2]	Jun 2022	8/8
Dame Carolyn Fairbairn	Sep 2021	10/10
Steven Guggenheimer	May 2020	10/10
Kalpana Morparia[3]	Jul 2020	8/8
Eileen Murray[4]	Oct 2024	2/2
Brendan Nelson	Sep 2023	10/10
David Nish[5]	Feb 2020	3/4
Swee Lian Teo	Oct 2023	10/10

1    These included six scheduled meetings, two ad hoc meetings and two joint meetings, one with the Group Remuneration Committee and one with the Group Audit Committee.
2    Geraldine Buckingham stepped down from the GRC on 1 October 2024.
3    Kalpana Morparia stepped down from the GRC on 1 October 2024.
4    Eileen Murray was appointed to the GRC on 1 October 2024.
5    David Nish stepped down from the GRC on 3 May 2024. He was unable to attend one meeting due to a prior commitment.

I am pleased to present the GRC report.
The GRC membership has been refreshed this year to ensure that the mix of skills and experience remains appropriate for the business of the
Committee and due to the retirement of David Nish, who stepped down from the Committee in May after completing eight years of service with the Group. I would like to thank David for his contribution to the GRC as a valued member. Geraldine Buckingham and Kalpana Morparia stepped down from the GRC in order to join other Board Committees. Eileen
Murray joined the GRC to complement her chair responsibilities for the
Group Technology and Operations Committee.
From a macroeconomic perspective, the year has been characterised by a fluctuating interest rate outlook. There have been persistent concerns over potential ’hard landings’ in major economies, and ’higher for longer’
policy rate predictions gradually shifting to market expectations for more and rapid rate cuts, though with significant ongoing volatility and uncertainty. Managing the impacts of political change and policy volatility has been a key trend this year, with changes in governments having economic and commercial implications for both the Group and the industry. While performance in Hong Kong has improved, mainland China continues to experience a slow economic recovery. The Group’s wholesale credit risk and retail credit risk portfolios remain resilient despite these challenges and the GRC has regularly reviewed portfolio performance throughout the year.
Financial risks have been well managed this year, and the GRC has continued to focus on treasury, capital and liquidity risk management activities, including dedicating time to its assessment of the internal capital adequacy assessment process (‘ICAAP’) and internal liquidity adequacy assessment process (‘ILAAP’), which the GRC considers to be one of its primary responsibilities. This is alongside prudential sensitivity analysis and its recovery and resolution responsibilities. The Group made its Resolvability Assessment Framework public disclosure in August, receiving positive feedback from the Bank of England, which recognised the progress made and our success in remediating previously identified shortcomings. The Group Recovery Plan was submitted in June and we await feedback from the PRA.
Non-financial risk has necessitated considerable GRC attention this year.
The fast-paced regulatory landscape has resulted in dynamic, and in many cases, increasing expectations from regulators around the world.
With the ongoing conflict between Russia and Ukraine, navigating sanctions obligations has been an ongoing challenge, and the Israel-
Hamas conflict poses a significant risk to security in the region, with associated potential customer, staff and operational impacts. With the publication of Supervisory statement 1/23 – ‘Model risk management principles for banks’ last year, the GRC has undertaken to better understand its responsibilities under the new regime, by challenging the revised Group policy and framework, and holding an education session to increase knowledge. The GRC supported management through an
exercise to enhance the HSBC Risk Management Framework, which has resulted in several areas of improvement and brings us into line with industry best practice. The Committee has also considered updates to the Global Risk Appetite Framework and Group Risk Appetite Statement
to promote more transparency and consistency across the Group. The
Group continues to prepare for the PRA’s regulatory requirements relating to Operational Resilience by improving its capabilities, identifying its vulnerabilities and undertaking an extensive programme of testing.
Risk culture and its importance has also featured extensively throughout committee discussions, including the development and implementation of the Risk Culture Framework. Other areas of focus and challenge include the Group’s data strategy and remediation programme, conduct and financial crime, technology and cyber risk, ESG and ongoing Risk
Transformation programmes. As explained in the Report of the GAC on page 295, responsibility for oversight of all internal controls transitioned to the GAC during 2024.
  Further details on these and other areas of GRC oversight during the year are set out below.

302	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

I am proud to have led the GRC this year and am pleased at the effective execution of its duties. I am confident the Committee remains well placed to discharge its responsibilities and provide valuable advice to the Board in 2025 and the future.

Committee governance
The Group Chief Risk and Compliance Officer, Group CFO, Group
Chief Operating Officer, Group Chief Information Officer, Group Chief
People & Governance Officer, Group Chief Legal Officer and Group
Head of Internal Audit are standing attendees at GRC meetings. The
Chair and members of the GRC also hold private meetings with the
Group Chief Risk and Compliance Officer, the Group Head of Strategy
and Corporate Development, the Group Head of Internal Audit and the
external auditor, PwC, following scheduled GRC meetings.
The participation of our senior business leaders, including the Group
CEO who attended five scheduled GRC meetings in 2024, and the chief executive officers of the three global businesses reaffirmed the ownership of, and accountability for, risks in the first line of defence.
Outside of formal meetings, the Chair meets regularly with the Group
Chief Risk and Compliance Officer, and, where appropriate, members of senior management, to discuss priorities and track progress on key actions. The Chair also meets regularly with the GRC Secretary to ensure the GRC addresses its governance responsibilities. A
summary of coverage is set out in the ’Matters considered during
2024’ table.

Matters considered during 2024
	Jan[2]	Feb	Mar[2]	May	Jun	Jul	Sep	Dec
Holistic enterprise risk monitoring including Group risk profile[1]	◆	◆	◆	◆	◆	◆	◆	◆
Risk framework and policies	◆	◆	◆	◆	◆	◆	◆	◆
Treasury and traded risk	◆	◆	◆	◆	◆	◆	◆	◆
Wholesale/retail credit risk	◆	◆	◆	◆	◆	◆	◆	◆
Financial reporting risk	◆	◆	◆	◆	◆	◆	◆	◆
Resilience risk (including IT and operational risk)	◆	◆	◆	◆	◆	◆	◆	◆
Financial crime risk	◆	◆	◆	◆	◆	◆	◆	◆
People and conduct risk	◆	◆	◆	◆	◆	◆	◆	◆
Regulatory compliance risk	◆	◆	◆	◆	◆	◆	◆	◆
Legal risk	◆	◆	◆	◆	◆	◆	◆	◆
Model risk	◆	◆	◆	◆	◆	◆	◆	◆
Climate risk	◆	◆	◆	◆	◆	◆	◆	◆
Strategic risk	◆	◆	◆	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered
1  The GRC receives updates on all risk types through the Group risk profile, which is presented to all regular meetings.
2  The January and March meetings are ad hoc meetings with a reduced agenda.
How the Committee discharged its responsibilities
Activities outside formal meetings
The GRC held a number of meetings outside its regular schedule to facilitate deeper and more effective oversight of the risks impacting the Group. Areas covered included ICAAP and ILAAP preparations, interest rate risk in the banking book, operational resilience and model risk management, as well as briefings on the Resolvability
Assessment Framework and the Group Risk Appetite Framework.
Further details of these sessions are included in the ’Principal activities and significant issues considered during 2024’ table starting on page 303.
Connectivity with principal subsidiary risk
committees
During 2024, the GRC continued to actively engage with principal subsidiary risk committees through the scheduled participation of principal subsidiary risk committee chairs at relevant GRC meetings, and through regular connectivity meetings with the principal subsidiary risk committee chairs. These meetings are also attended by the Group Chief
Risk and Compliance Officer. This participation and connectivity promoted the sharing of information and best practices between the
GRC and principal subsidiary risk committees, as well as encouraging director relationships. Principal subsidiary risk committee chairs were invited to attend a joint meeting between the GRC and the GAC in order that a consistent message on changes to committee responsibilities with regards to internal controls was received.
The GRC has also received certifications from the principal subsidiary risk committees, confirming that management had been challenged on the quality of the information provided, the committees had reviewed the actions proposed by management to address any emerging issues and that risk management and internal control systems had been operating effectively.
These interactions furthered the GRC’s understanding of the risk profile of the principal subsidiaries, leading to more comprehensive review and challenge by the GRC.
Collaborative oversight by the GRC, GAC,
Group Technology and Operations Committee
(’GTOC’) and Group Remuneration Committee
(’RemCo’)
The GRC worked closely with the GAC and the GTOC to address any areas of significant overlap, and to oversee risk and controls more comprehensively through inter-committee communications and joint meetings.
The GRC and the GAC convened on one occasion to consider a range of issues, including changes being made to how each committee manages and oversees internal controls.
The GRC and GTOC worked closely to ensure appropriate alignment in the review, discussion, challenge and conclusions on topics including risk and control issues relating to digital assets and currencies, the Group's data strategy, artificial intelligence and cybersecurity. This ensured that the committees benefited from each other’s expertise and challenge.
Coordination between the GRC, GAC and the GTOC is supported by cross-membership. The GRC Chair attends the GAC, the GTOC Chair attends the GRC, and the GAC Chair attends both the GTOC and
GRC, strengthening connectivity and the flow of information between the committees.

HSBC Holdings plc Annual Report on Form 20-F	303
The GRC and Group RemCo work collaboratively to consider risk adjustment to the variable pay pool as part of the Group reward process, given the integral nature of risk management to the Group’s performance culture. This year, the committee has also considered improvements to the
Risk and Reward framework.

Principal activities and significant issues considered during 2024
Risk areas	Key issues	Conclusions and actions
Holistic enterprise risk monitoring, including Group risk profile
Macroeconomic, geopolitical and other emerging
risks have the potential to present significant
challenges to revenue growth, operational resilience
and our commitment to serve customers and local
markets.

–The GRC closely monitored geopolitical and macroeconomic risks that could impact the Group’s strategy, business performance or operations. These risks were exacerbated by ongoing conflict between Russia-Ukraine, the Israel-Hamas conflict and rising political tensions between the US and China. The resulting sanctions risk from these events has required significant focus and oversight by the Committee.
While market sentiment and economic growth had been more positive than forecast, the real estate sector continued to experience pressure, particularly in mainland
China and Hong Kong.
–The GRC continued to track top and emerging risks, our risk appetite and other management information metrics, as well as other early warning measures to understand sensitivities and the likelihood of the potential impact to our operations, customers and stakeholders. The GRC provided oversight and challenge of a robust book of strategic management actions to respond to potential downside scenarios.
–The GRC requested reports on the risk profile of key business areas in local geographies and invited principal subsidiary chairs and relevant management to attend and participate in discussions.

Risk framework and policies
Effective risk management policies, frameworks,
appetites and thresholds, and oversight of these, are
essential for HSBC to safely, consistently and
sustainably support customers, manage risk and
deliver strategic aims.

–The Group has a risk appetite statement to define risk appetite and tolerance thresholds, which forms the basis of the risk management procedures for the first and second lines of defence, the Group’s capacity and capabilities to support customers, and the achievement of strategic goals. The GRC maintained oversight of the Group’s risk appetite framework, reviewing changes to the Group’s risk appetite statements and recommending these to the Board for approval. This year's update to the risk appetite statement was focused on providing essential coverage of the key risks facing the Group and setting thresholds that reflected its desired risk profile for these risks. A review of the Group risk appetite framework was also undertaken to assess the dimensions of the framework and consider principles and approaches to support effective and consistent appetite setting for the Group’s broader business strategy. Areas of proposed improvement included: expanding assessments against appetite to an evaluation-based risk appetite that considers the entire risk profile; and
enhancing Board-level overall statements to explicitly define the Group’s targeted appetite and the risks outside of appetite or tolerance, as well as qualitative context.
–The GRC met with the Group Chief Risk and Compliance Officer and the Global Head
of Enterprise Risk Management individually to ensure clarity and understanding of the changes being proposed, and how the improved design would support better outcomes for the Group. The framework has been validated by Oliver Wyman and brings the risk appetite framework into line with industry peers.
–The GRC also reviewed and approved proposed annual updates to HSBC’s Risk
Management Framework, providing a standardised, Group-wide approach to the identification, treatment and reporting of risk.

Treasury risk
It is essential that capital and liquidity risk is
monitored effectively, and the Group takes active
steps to maintain its capital and liquidity positions.
Regular stress testing is undertaken to ascertain the
Group’s operation when under stress. Developing
action plans and guardrails to cover scenarios of
recovery or resolution at a subsidiary or Group level
is an essential part of HSBC’s prudential
management.

–The Group proactively tracks and maintains safeguarding of its capital and liquidity positions. It performs internal and regulatory stress tests to measure resilience and performance against a range of stress scenarios, and to challenge the strategic management actions that could be applied against anticipated stress events and headwinds.
–The GRC conducted its annual review and challenge of the Group’s ICAAP and ILAAP, and provided its recommendation to the Board for approval. The GRC continued to monitor Interest Rate Risk in the Banking Book (’IRRBB’) sensitivity, structural hedging strategy and the ongoing activities to develop the Group’s capabilities for internal reporting and enhanced external disclosures. An education session on IRRBB was held in April to provide the Committee with the Group’s latest position, context around the regulatory feedback and an overview of the different components of IRRBB.
–The GRC reviewed the Group’s ongoing activities to identify, manage and mitigate treasury, capital and liquidity risks, including early warning indicators, sensitivity analysis, capital and liquidity reporting and adequacy.
–In relation to stress testing exercises, the GRC reviewed the Group Recovery Plan stress scenarios in March and September. The GRC also considered the Group-wide internal stress test, scenarios and outputs, which contribute to the Group’s commitment to regularly test the resilience of the balance sheet and profit and loss under multiple scenarios of varying severity. An internal climate scenario analysis was undertaken, with results presented in February 2024.
–As part of its regulatory obligations, the Group is required to show how its recovery and resolution strategies could be executed effectively and identify any risks to successful implementation. The GRC continued its oversight of the Group’s progress in maintaining and developing its capabilities under the Bank of England’s requirements for resolvability. The GRC has been regularly updated on the Group’s implementation of the PRA’s Trading Activity Wind Down requirements in preparation for the March
2025 deadline, which will require the Group to have implemented a set of capabilities that will allow the execution of a full or partial wind down of its trading activities in an orderly fashion. In March 2024, the GRC reviewed the Resolvability Assessment
Framework public disclosure and made a recommendation to the Board for approval. In
June 2024, management presented the 2024 Group Recovery Plan ahead of its submission to the PRA in June. The plan was also recommended to the Board for approval. The Chairs of the GRC and the GAC both received comprehensive briefings prior to the presentation of both submissions.

304	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Principal activities and significant issues considered during 2024 (continued)
Risk areas	Key issues	Conclusions and actions
Model risk
HSBC can face risks from inappropriate or incorrect
business decisions arising from the use of models
that have been inadequately designed, implemented
or used, or do not perform in line with expectations
and predictions.

–The GRC has had significant engagement on model risk management due to the release of Supervisory Statement (SS) 1/23 – ‘Model risk management principles for banks’ in 2023, and the required remediation in order to be in compliance with the
PRA’s new expectations. The GRC has overseen revisions to the model risk policy and framework, plus the self-assessment exercise required by the statement. In addition, a separate education session was held in July, providing an in-depth overview of model risk, how models are used within the business, and with a specific focus on Wholesale IRB Models and the data challenges.

Resilience / Operational risk
A failure in resilience could lead to a situation where
HSBC customers might suffer significant disruption
to services or loss of data.
Technology risks (including cybersecurity) could
cause unmanaged disruption to any IT system within
HSBC, as a result of malicious acts, accidental
actions, poor IT practice, or IT system failure.

–The GRC continued its oversight of the Group’s implementation of operational resilience capabilities in line with PRA and FCA policies. The GRC reviewed and challenged the operational resilience self-assessment against regulatory expectations and was briefed on the methodology used to identify vulnerabilities from the mapping and testing of Important Group Business Services and Entity Important
Business Services in line with regulatory policy. An additional briefing session on operational resilience was held in June to prepare the Committee for the self-
assessment in June.
–The GRC regularly reviewed reports on the Group’s technology risk profile, as well as receiving updates on cybersecurity risk. Reports have focused on the risk and control environment, as well as the current threat landscape and emerging risks. The GRC will continue to work with the Group Technology and Operations Committee to consider the risks and opportunities in the use of AI (generative and advanced) and digital assets and currencies in 2025.
–The GRC continued with its strong focus on understanding the Group’s data risk landscape, its data strategy and data management programme. This has included the tracking of progress made against the Group’s data execution programme and timelines are being monitored closely.
–Third-party risk management received additional focus this year in light of a number of external incidents that had largely occurred due to the failure of third-party vendors. The GRC will continue this focus into 2025, working closely with the GTOC.

Wholesale/ retail credit risk
HSBC faces risk from the possibility of losses
resulting from the failure of a counterparty to meet
its agreed obligations to pay the Group. The
commercial real estate sector has presented unique
challenges for the wholesale credit risk portfolio,
particularly for office properties.

–The GRC received briefings on the macroeconomic and policy landscape impacting credit risk, both retail and commercial, and reviewed updates on the strategy and approach to managing credit risk and credit risk capabilities. The GRC received regular updates on the Group’s expected credit losses and provisions, and the credit risk arising from the wholesale portfolio and mortgage books. Throughout the year, the
GRC focused on building even stronger credit capabilities for specialty sectors, including the continued implementation of the Country and Industry components of the
Credit Risk Appetite Framework.
–The GRC challenged on changes made to the Commercial Real Estate cap to ensure adequate control of the business, given commercial real estate is the largest corporate sector concentration in the wholesale portfolio.
–The GRC had oversight of the development of stronger portfolio management capabilities and further improving the Group’s credit risk culture. A key focus area continued to be maintaining appropriate tools and treatments available to our customers to support anyone experiencing financial difficulty, having the right people available to give the right advice and ensuring that conduct and good customer outcomes are first priorities.

Financial reporting risk	HSBC is exposed to risks where controls supporting the reporting of its financial statements are not effective, resulting in material error or misstatement
–While the GAC has primary responsibility in relation to internal control systems
(including financial controls), with further detail on page 295, the GRC receives reports on entity level control assessments to enable the oversight of the effectiveness of such controls in support of the Group’s financial reporting.

Financial crime risk
There is a risk that HSBC’s products and services
could be exploited for criminal activity, including
fraud, bribery and corruption, tax evasion, sanctions
and export control violations, money laundering,
terrorist financing and proliferation financing.
Insider threat also presents the risk that an individual
with access to bank data, systems, infrastructure or
finances could use that access to intentionally cause
harm to the bank and its customers.

–The GRC was updated regularly on the operation and effectiveness of the systems and controls pertaining to financial crime risk across geographies and businesses. This included reviewing updates to the Group’s financial crime policy, enhancing the approach to insider risk, and monitoring the fraud landscape and strategies for managing fraud risk.
–Specific updates on Russia sanctions have been necessary with the ongoing conflict between Russia and Ukraine, in particular due to the increasing severity of US sanctions and the Group's unique global position in many of the affected markets. The
GRC has been appraised of all management engagement with local governments and regulators in impacted regions.
–The GRC increased their focus on Insider Threat, as HSBC’s inherent risk has increased due to factors including cost-of-living challenges and inflation affecting markets, the potential impact of restructures on staff morale, and the inherent risks associated with growth.

HSBC Holdings plc Annual Report on Form 20-F	305

Principal activities and significant issues considered during 2024 (continued)
Risk areas	Key issues	Conclusions and actions
People and conduct risk
People are central to everything HSBC does
and it is essential to manage the risk of not
having the right people with the right skills,
and to ensure staff always have the
customer’s interest at the forefront.
Monitoring of conduct outcomes is integral to
ensuring the needs of our customers are
adequately met.

–The GRC considered people risk issues with a focus on capacity, capability, culture and conduct. It also considered remuneration risks, and strategies to retain talent and acquire new capabilities in key areas, with a particular focus on approaches to maintain low attrition rates.
–The GRC now considers an Annual Conduct Update, further to the implementation of the
Purpose Led Conduct Framework in 2023.
–The GRC and Group RemCo met in September to consider improvements to the Risk and
Reward framework. The proposed changes support better understanding of the risk factors used to drive performance assessments and how judgements made align to the application of the Risk Modifier.
–The GRC met in November to review the Group’s risk and reward alignment framework to promote sound and effective risk management in meeting PRA and FCA remuneration rules and expectations.

Regulatory compliance risk
As a result of operating in multiple
jurisdictions globally, HSBC is exposed to risks
associated with inappropriate market conduct
or breaching related financial services
regulatory standards or expectations.

–The GRC and its members actively engage with regulators and act on feedback. The
Committee closely monitors the progress of regulatory remediation activities, with support from the Group Chief Risk and Compliance Officer as well as principal subsidiary risk committee chairs. Throughout the year, the GRC had oversight over reports providing feedback from regulators, including a summary of regulatory deliverables to ensure HSBC remains in line with regulatory standards and expectations.
–The GRC also considered the 'Statement of Compliance' exercise, which is an assessment of
Significant Regulatory Matters undertaken for principal subsidiary CEOs, providing an opinion as to how well managed these are and where gaps may exist. Further to a pilot undertaken in
Mexico, this approach is now being rolled out across all principal subsidiaries.

Legal risk	HSBC is exposed to the risk of financial loss, legal or regulatory action resulting from contractual risk, dispute management risk, breach of competition law or intellectual property risk.
–The GRC oversees and receives regular updates on key legal developments and material legal issues from the Group Chief Legal Officer. The updates also cover material litigation and regulatory enforcement matters and an overview of the legal risk profile of HSBC.

Climate risk	Environmental, social and governance risks present significant risks to organisations both in terms of their own operations and how they engage with stakeholders and communities.
–The GRC remained focused on climate risk and greenwashing risk. The GRC received reports on climate risk management and sustainability risk policies, while maintaining oversight of delivery plans and risk appetite breaches to help ensure that the Group continues to develop and maintains robust climate risk management capabilities. Reputation risk considerations have also formed part of these discussions.
–The GRC approved the 2024 internal climate scenario analysis in February 2024. The outcomes will be used to respond to multiple regional regulatory climate exercises as well as meeting regulatory expectations on incorporating climate change within the Group’s strategic plans and ICAAP.

Committee performance review
2024/2025
In 2024 the annual review of the performance of the Board
Committees, including the GRC, was conducted externally by IBE. On the basis of the review, Directors concluded that the GRC continued
to operate effectively.
Areas for enhancement were identified, including the need for:
continued focus on paper quality and content to increase focus on the most significant enterprise and emerging risks; ongoing refinement of the GRC agenda to streamline and enable greater attention to strategic risk areas; continued additional educational and ‘deep dive’
sessions outside of the formal schedule of meetings to allow for greater debate, insights and learnings, coupled with other
mechanisms to guide the scheduled Committee discussions; ongoing work with Management to ensure effective and timely follow up to
Committee challenge. The collaboration across the GRC, GAC and
GTOC agendas, via the Committee Chairs, will continue in 2025.
The outcomes of the performance review have been reported to the
Board, and the GRC will track the progress in implementing
recommendations during 2025.
Further details of the annual review of the Board and Committee effectiveness can be found on page 287.
Focus of future activities
The GRC’s focus for 2025 will include the following activities:
–to continue to monitor the effective delivery of risk transformation programmes and to seek assurance that the enhanced capabilities have been fully embedded into the business;
–to support the continued enhancement of the Group's risk appetite and risk management frameworks further to the improvements
made in 2024, particularly in light of continued geopolitical and macroeconomic headwinds;
–to continue to assess the Group's operational resilience capability and to track the completion of the programme of work required by the PRA rules coming into effect in March 2025;
–to continue to support and challenge the remediation activities identified to enhance Model Risk Management capabilities in line with SS 1/23;
–to continue to oversee treasury risk to strengthen our capital and liquidity management capabilities;
–to continue the oversight of recovery and resolution planning activities to assess our capabilities if such a situation arises, with particular focus on our Trading Activity Wind Down obligations;
–to monitor delivery against our climate ambitions and the
development of appropriate data and model management tools
and capabilities; and
–to continue to oversee financial crime risk and the strengthening of the financial crime control framework, including proactive
management by the business.

306	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Group Technology and Operations
Committee

“The Committee oversees all aspects of the Group’s technology and operations strategies, which enable the efficient provision of resilient, sustainable, and innovative products and services to our customers.“

Eileen Murray Chair Group Technology and Operations Committee

Membership			Key responsibilities
	Member since	Meeting attendance in 2024[1]
The GTOC has overall responsibility for the oversight of HSBC’s technology and operations strategies and alignment with the overall
HSBC Group strategy, including global business and global function priorities. The GTOC’s key responsibilities include:
–reviewing, challenging, and making recommendations to the
Board on technology strategy and related matters;
–overseeing HSBC’s data strategy and framework;
–overseeing HSBC’s cybersecurity strategy and framework; and
–overseeing HSBC’s global operations, including payments,
procurement, corporate real estate and operational resilience.

Eileen Murray (Chair)	Mar 2024	7/7
Steven Guggenheimer	Mar 2024	7/7
Kalpana Morparia[2]	Mar 2024	6/7
Brendan Nelson	Mar 2024	7/7
Swee Lian Teo	Mar 2024	7/7

1These included seven scheduled meetings. 2 Kalpana Morparia was unable to attend the November meeting due to a prior commitment.

I am pleased to present the first report of the Group Technology and
Operations Committee (‘GTOC’), which was established in March
2024 as the Group Technology Committee with the responsibility for oversight of execution against the Group’s Technology strategy. In
December 2024, the remit of the Committee was extended to also cover global operations, including payments, procurement, corporate real estate, and operational resilience, reflecting changes to the Group organisational structure and the importance of operations to delivery of the Group’s strategy. I would like to thank Steve Guggenheimer,
Kalpana Morparia, Brendan Nelson and Swee Lian Teo, all of whom joined the Committee alongside me in March. Each director has brought their unique skills, experience and perspectives to the matters we have spent time on.
Since our first meeting in March 2024, a key area of oversight and focus has been oversight of the enterprise-wide programme
established to simplify the Group’s technology infrastructure, enhance system resilience, and accelerate digital transformation across the bank. The GTOC has challenged management on its plans and
prioritisation and has overseen progress in execution of what is a multi-year deliverable, seeking assurance from Risk and Global
Internal Audit on the robustness of the approach.
The GTOC has worked closely with management since its inception to reinforce and enhance the guardrails supporting technology investments and transformation, the tracking of benefits and outcomes, and to enhance accountability for delivery. It has received updates on key projects and programmes, and has considered the technology deliverables within our payments, core banking, and global private banking and wealth strategies.
The GTOC has also received regular updates on management’s
programme to meet regulatory deliverables and address technology-
related risk and control matters and we have again challenged the approach to prioritisation and delivery timelines.
Other areas of focus for the GTOC during the year have included the
Group’s data and cybersecurity programmes. We provided input and challenge to management’s remediation plans and efforts to enhance technology, cybersecurity, and data metrics and key performance indicators. We also considered the innovation agenda, including opportunities in respect of artificial intelligence and digital assets.
To support engagement and connectivity across the Group on key technology matters, I invited observers from each of the four largest principal subsidiaries to join the GTOC meetings. We held two subsidiary-focused meetings during 2024, with a focus on operational resilience, including data and third-party risks. We discussed regulatory regimes across the different markets, progress against agreed timelines, challenges to meet expectations, and dependencies on Group-level programmes and deliverables.
In October 2024, the GTOC hosted a training session to which all
Board members were invited, to hear external insights and
perspectives on third-party suppliers, including key risks and trends.
Further details on these and other areas of GTOC oversight during the year are set out below.

HSBC Holdings plc Annual Report on Form 20-F	307
Committee governance
The GTOC operates under delegated authority from the Board and advises the Board on matters concerning the Group’s technology and operations strategies and related matters. The GTOC Chair reports on the key matters and discussions at the subsequent Board meeting, and the Board also has access to the GTOC papers and receives copies of meeting agendas and minutes.
The Group Chief Information Officer, Group Chief Operating Officer,
Group Chief Risk and Compliance Officer, Global Head of Enterprise
Risk Management, Group CFO, Group Head of Internal Audit, and the
external auditor are standing attendees at GTOC meetings. The Chair and members of the GTOC also hold private meetings with the Group
Chief Information Officer, Group Chief Operating Officer, Group Chief
Risk and Compliance Officer, and Group Head of Internal Audit, as
required.
The GTOC Chair meets regularly with the Group Chief Information
Officer and Group Chief Operating Officer and other members of senior management, to discuss priorities and track progress on key actions. The Chair also meets regularly with the GTOC Secretary to ensure the GTOC addresses its governance responsibilities. A summary of coverage is set out in the ’Matters considered during
2024’ table.

Matters considered during 2024
	Mar	May	Jun	Jul	Sep	Nov	Dec
Technology	◆	◆	◆	◆	◆	◆	◆
Investment and transformation	◆	◆	◆	◆	◆	◆	◆
Resilience	◆	◆	◆	◆	◆	◆	◆
Innovation	◆	◆	◆	◆	◆	◆	◆
Cybersecurity	◆	◆	◆	◆	◆	◆	◆
Data	◆	◆	◆	◆	◆	◆	◆
Resource and capability	◆	◆	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered
How the Committee discharged its responsibilities
Engagement outside formal meetings
The GTOC Chair held several meetings outside its regular schedule to facilitate deeper and more effective oversight of all key topics under its remit. The Chair regularly met with key stakeholders, including executives, programme sponsors, second and third line of defence, and independent third parties.
On 16 October 2024, KPMG held an education session on Third Party
Management for the HSBC Holdings Board covering industry insights, trends, and the regulatory landscape. Further details of this and similar sessions are included in the ’Principal activities and significant issues considered during 2024’ table starting on page 307.
Connectivity with principal subsidiaries
Board members representing the four principal subsidiaries (UK, Asia,
Europe and the US) are invited to attend the GTOC. As described above, two additional ‘GTOC - Principal Subsidiaries’ meetings were held covering Operational Resilience (resiliency challenges, regulatory requirements and action plans to address resilience issues).
Collaborative oversight by the GTOC, GRC
and GAC
The GTOC worked closely with the GRC and the GAC to address any areas of significant overlap, and to oversee technology more comprehensively through inter-committee communications.
The committees worked closely to ensure appropriate alignment in the review, discussion, challenge, and conclusions on topics including technology, cybersecurity, data and innovation. This ensured that the committees benefited from each other’s expertise and challenge.
On 16 September 2024, members of the Group Technology, Group
Risk and Group Remuneration Committees met to consider proposed changes to HSBC’s risk and reward alignment framework and to promote accountability for technology deliverables.
Coordination between the GTOC, GRC and the GAC is supported by cross-membership. The GTOC Chair attends the GRC, the GRC Chair attends the GAC, and the GAC Chair attends both the GTOC and
GRC, strengthening connectivity and the flow of information between the committees.

Principal activities and significant issues considered during 2024
Area of focus	Key issues	Conclusions and actions
Technology strategy
There is Group-wide focus to
implement the technology strategy.
This requires clarity and alignment of
priorities and collaboration across
businesses, functions, and markets to
deliver the most critical initiatives.

–The GTOC regularly reviewed and challenged updates in relation to the technology strategy and the programmes in place to deliver. The committee oversaw and requested more granularity on timelines, the prioritisation approach, key risks, dependencies and challenges.
–Additionally, the GTOC challenged that focus, funding and resource was being applied to enable the execution timelines to be met and requested assurances from Risk and Global Internal Audit on the robustness of the approach and progress being made.

Technology strategy: management information and KPIs	The Board and Board Committees rely on quality management information, KPIs and metrics to effectively oversee the areas under their remit.
–The GTOC provided detailed feedback and insights on work to refine Board level metrics to ensure strong governance and accountability across technology, cybersecurity and data. Discussions included the calibration of quantifiable triggers and tolerance levels.

Investment and transformation	A number of significant programmes with material technology components have been subject to replanning and/ or did not deliver the benefits expected.
–The GTOC challenged management on the quality of business cases and provided inputs to the enhanced investment case framework, which has been refined to require:
–articulation of risks and dependencies to ensure that these are well understood by management, and appropriately considered;
–detailed insights on the opportunity and peer insights; and
–accurate and informed cost estimations.

Investment and transformation: Global Payments Solutions	Payments is a significant proposition for HSBC and is subject to an ongoing investment programme.
–The GTOC provided oversight of the Global Payments Solutions strategy, including the risk profile, effectiveness of the control environment, investment and expected benefits, and alignment of the current technology stack to the desired target state architecture.

308	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Board committees

Principal activities and significant issues considered during 2024 (continued)
Area of focus	Key issues	Conclusions and actions
Investment and transformation: Global Private Banking and Wealth	GPB and Wealth is a significant proposition for HSBC and is subject to an ongoing investment programme.
–The GTOC provided oversight of the Global Private Banking and Wealth strategy, including the risk profile, effectiveness of the control environment, investment and expected benefits, and alignment of the current technology stack to the desired target state architecture.

Resilience	Operational resilience is a key priority for HSBC
–The GTOC regularly discussed actions being taken to improve resiliency, including work to simplify the technology estate and to enhance controls to reduce service interruptions impacting customers.
–In view of our reliance on services provided by third parties, the GTOC also reviewed the third-party risk management framework that is in place to monitor associated risks and identify and implement mitigating actions, and provided oversight of third-party related topics in relation to: regulatory feedback/
trends; technology and cybersecurity resilience; third-party security risk; spend and usage
–In addition, committee members met with principal subsidiaries to discuss resiliency challenges, regulatory requirements, and action plans to address resilience issues.

Innovation strategy	While AI, and particularly generative AI, is likely to provide much opportunity for the bank, the risks need to be understood and managed appropriately.
–The GTOC has reviewed strategies to leverage the opportunities presented by innovation and new technologies, including in relation to digital assets and generative AI. These discussions set clear expectations with regard to risk, control and governance frameworks, enhancements (where required)
and associated funding needs.

Cybersecurity	Cybersecurity remains one of the most significant risks faced by the financial services industry.
–The GTOC provided oversight of cybersecurity; receiving regular updates from the Group Chief
Information Officer and Group Chief Information Security Officer relating to: key controls; service and resilience; the external threat environment; enhancements to metrics; and progress updates on key programmes. The Committee also discussed the impacts of cyber issues experienced by suppliers and challenged management on what additional actions could be taken to mitigate those risks.
–The GTOC reviewed and challenged regular updates on the cybersecurity programme, including specific focus on the results of an industry-wide peer review and the timelines for ongoing enhancements to the cyber risk and control framework.

Data	Significant work is ongoing to develop the Group’s data strategy and deliver the data remediation programme.
–The GTOC requested several specific updates on the Group’s data remediation programme, including on progress made, and challenges encountered, to meet regulatory commitments.
Additionally, the Committee challenged to understand the assessment of the control landscape, residual risk and plans to mitigate, both short and long term. The GTOC challenged management to articulate a clear data strategy, and this will remain an area of material focus in 2025.
–The Committee demonstrated oversight of the key priorities to implement improvements to the integrity of regulatory reporting; enhance data quality measures across priority processes; and meet regulatory commitments.

Resource and capability	Having the right skills and resources is critical to achieving our strategic ambitions.
–The GTOC reviewed management's technology people and capability plans. Key resources, dependencies on subject matter experts, and future skills needs were also considered in respect of programme updates.

Committee performance review
In 2024 the annual review of the effectiveness of the Board
committees, including the GTOC, was conducted externally by IBE.
On the basis of the review, directors concluded that the GTOC was operating effectively.
Positive feedback was noted on the leadership of the GTOC Chair, the quality of information received, and the responsiveness of
management in relation to the topics of focus during 2024. The review highlighted the importance of continued connectivity between the Board Committees, in particular the GTOC and GRC given the overlap of issues within their respective remits.
Further details of the annual review of the Board and Committee performance can be found on pages 287 to 288.
Focus of future activities
The GTOC’s focus for 2025 will include the following activities:
–Oversight and review of the Group's global operations strategy, including payments, procurement, corporate real estate and
operational resilience;
–continued oversight and review of the Group’s technology
strategy, cybersecurity strategy and related matters;
–continued oversight of key transformation programmes, with a particular focus on accountability;
–continued focus on data remediation activities and management’s articulation of its data strategy, and the monitoring of progress to execute;
–continued focus on the resilience of services; and
–continued consideration of technology innovation initiatives and how these might be leveraged in support of the Group strategy.

HSBC Holdings plc Annual Report on Form 20-F	309
Directors’ remuneration report

“Our new remuneration policy will support the delivery of our strategy and materially strengthen the alignment between performance, pay and shareholder interests.“
Dame Carolyn Fairbairn Chair Group Remuneration Committee

Membership[1]			Key responsibilities
	Member since	Meeting attendance in 2024
The Committee’s key responsibilities include:
–making recommendations to the Board, for approval by
shareholders, on the Group’s remuneration policy;
–setting the overarching principles, parameters and governance framework of the Group’s remuneration policy;
–approving the remuneration of executive Directors and other senior
Group employees; and
–regularly reviewing the effectiveness of the remuneration policy of the Group and its subsidiaries in the context of strategy, culture, conduct and effective risk management.

Dame Carolyn Fairbairn (Chair)	Sep 2021	9/9
Geraldine Buckingham	Jun 2022	9/9
Rachel Duan	Sep 2021	9/9
Ann Godbehere	Sep 2023	9/9
José Antonio Meade Kuribreña	May 2021	9/9
Kalpana Jaisingh Morparia[2]	Oct 2024	2/2
Eileen Murray	May 2023	9/9

1 All members of the Committee are independent non-executive Directors of HSBC Holdings plc. 2 Kalpana Jaisingh Morparia joined the Committee on 1 October 2024.
All disclosures in the Directors’ remuneration report are unaudited unless otherwise stated. Disclosures marked as audited should be considered audited in the context of financial statements taken as a whole.

Dear shareholders,
I am delighted to present our 2024 Directors’ remuneration report on behalf of the members of the Group Remuneration Committee (the
’Committee’). I would like to thank Geraldine Buckingham for her valued contribution and to welcome Kalpana Morparia.
I also thank you, our shareholders, for your support of our
remuneration resolutions at the 2024 Annual General Meeting
(’AGM’). Our implementation of the current Directors’ remuneration policy and our resolution to provide the Committee with discretion to set an appropriate variable to fixed pay ratio received respectively over 97% and 99% of votes cast in favour.
The most significant item on the Committee's agenda this year was the review of the Directors’ remuneration policy. The changes and supporting rationale are set out over the following pages. We present the formal policy for shareholder approval before describing the key remuneration decisions for our executive Directors for 2024, our approach to wider workforce reward and Committee governance.
Further information and disclosure is provided at the end of the report to meet our reporting obligations in the UK and Hong Kong.
2025 executive Director remuneration policy
Commencing in 2023, the Committee undertook a detailed review of the executive Directors’ remuneration policy to ensure it remains appropriate given the size and complexity of the Group, the talent market in which we compete and regulatory and best practice
developments.
We extensively engaged with major shareholders, representing 65%
of those who voted at the 2024 AGM, and proxy advisory bodies.
Shareholders were supportive of the proposals and understood the rationale for change. We received valuable feedback on our
disclosure, which we have covered within this report. Our discussions focused on the need for stretching performance targets, and some individual shareholders had feedback on specific performance measures. The Committee carefully considered all feedback received, which has directly influenced final proposals.
Context for the review and overall remuneration structure
In 2014, as a result of European legislation (CRD IV), the Prudential
Regulation Authority (’PRA’) and Financial Conduct Authority (’FCA’)
introduced a 2:1 cap on the ratio between variable and fixed pay for material risk takers (’MRTs’). In response to this change, in line with other global banks operating in Europe, we introduced Fixed Pay
Allowances (’FPAs’) so that HSBC could balance being competitive on a total compensation basis and complying with the remuneration rules.
For our executive Directors, we converted part of their variable pay opportunity (annual incentive of 300% of salary and long-term incentive of 600% of salary) into new FPAs at an effective discount of
50% to reflect the greater certainty of fixed pay. The change materially weakened the link between performance and pay and reduced the maximum total remuneration opportunity from
£13,125,000 to £10,725,000 for the Group CEO and from £7,350,000 to £6,000,000 for the Group CFO. The total opportunity has remained largely unchanged over the last decade, despite subsequent changes to the Directors’ remuneration policy and changes in incumbents and scope of the Group CFO role.
Over several years, the Committee has expressed concerns that the
2:1 cap was having a material impact on the competitiveness of the executive Director remuneration opportunity at HSBC versus
international peers.
Now that the 2:1 variable to fixed pay ratio has been removed by UK regulators, the Committee feels it is the right time to return to a remuneration structure with a higher proportion of variable pay linked to performance that is more closely aligned to the experience of our shareholders. This will also help address compression between the total compensation of our executive Directors and some of our Group
Operating Committee roles.
We have received strong support from shareholders for our existing policy over many years, which we discussed in our recent
engagement. In determining the new policy, the Committee
considered several different incentive structures, recognising the diversity in approach among our global peers. This included more

310	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

complex models such as hybrid structures, the use of restricted stock and retaining part of the FPA. These were ultimately rejected in the interests of simplicity and transparency, and a fundamental desire for pay to be linked to performance and shareholder value creation.
The Committee concluded that the current framework of an annual incentive and single performance-based long-term incentive is most appropriate. It is a simple and well understood structure and supports the delivery of our strategy and alignment with performance through the cycle.
Evolution of our maximum opportunity over time (£000)

Group CEO	Pre-2014
2014 Policy
2023 Policy
Current (2024)

Group CFO	Pre-2014
2014 Policy
2023 Policy
Current (2024)

We propose to reverse the changes made in 2014 to increase the proportion of pay linked to long-term performance. This means removing FPAs in their entirety and resetting the maximum variable pay opportunity to 900% of salary, split between 300% in annual incentive and 600% in long-term incentive (‘LTI’).
At this level, the LTI enables the Committee to target an appropriate maximum opportunity relative to peers with significantly less reliance on fixed pay. Specifically, the proposed structure reduces fixed pay by
49% for the Group CEO and 51% for the Group CFO.
The Committee considered a lower maximum LTI opportunity for the
Group CFO but decided against this, reflecting on the relative complexity of the Group CFO role at HSBC compared to other listed peers in the FTSE 30, practice at international banks, and internal pay compression. We tested this with shareholders during our
engagement who were largely supportive of the approach.
In line with current market practice and in direct response to investor feedback, we propose to increase the shareholding guideline to equal the LTI opportunity of 600% of salary for both the Group CEO and
Group CFO.
The Committee also intends to implement a post-employment
shareholding guideline in line with Investment Association guidelines, which will apply for two-years post cessation of employment.
Overall, the structure ensures that a significant portion of pay is tied to the creation of long-term, sustainable shareholder value.
Shareholders we spoke to were supportive of the principle and simplicity of returning to our 2014 structure, reducing reliance on fixed pay and increasing the proportion of variable pay.
2025 total remuneration opportunity
The Committee reflected on the appropriate maximum opportunity for the Group CEO and Group CFO considering (i) the maximum
opportunity in 2014; (ii) market data for our international banking peers and the largest FTSE 30 companies; and (iii) internal pay compression challenges with members of the Group Operating Committee.
After considering these factors, which are described further below, the Committee determined the appropriate maximum opportunity for
2025 should be £15,150,000 for the Group CEO role and £8,837,500 for the Group CFO.
Returning to the pre-2014 structure increases the proportion of pay subject to performance to 89%, compared to 69% under the current policy. This provides less certainty in pay outcomes with higher pay at maximum performance offset by lower pay for weaker performance.
The Committee felt that a higher maximum opportunity was required to reflect the additional volatility given the lower fixed pay and reverse the reduction in total compensation when FPAs were introduced.
Group CEO payout under different performance scenarios (£m)
■ Fixed pay          ■ Variable pay
’Target’, ’Minimum’ and ’Below Minimum’ scenarios assume performance outcomes of 50%, 25% and 0% respectively for both the annual incentive and LTI.
Current
Proposed

Group CEO maximum total compensation opportunity (£000)		Group CFO maximum total compensation opportunity (£000)
International banking peer group	Top 10 by market cap in FTSE 30	International banking peer group	Top 10 by market cap in FTSE 30
(Stock ticker and ranking by market capitalisation)

JPM (1)
MS (3)
CITI (5)
BAC (2)
UBS (6)
HSBC (4)
£15,150
HSBC (4)
£13,125
HSBC (4)
£10,575
BARC (9)
DBK (11)
STAN (12)
LLOY (10)
DBS (7)
BNP (8)
£0
£40,000

■ HSBC proposed          ■ HSBC current■ HSBC pre-2014
Data source: Deloitte. 2024 total compensation is based on 2023 year-end disclosures. The market capitalisation ranking shown in brackets is based on a 3-month average as at 31 December 2024.

AZN (1)
HSBC (3)
£15,150
SHEL (2)
GSK (10)
LSEG (9)
HSBC (3)
£13,125
BP (7)
BAT (8)
ULVR (4)
RELX (6)
HSBC (3)
£10,575
RIO (5)
£0
£20,000

JPM (1)
CITI (5)
MS (3)
UBS (6)
BAC (2)
HSBC (4)
£8,838
DBK (11)
HSBC (4)
£7,350
HSBC (4)
£6,264
BARC (9)
STAN (12)
LLOY (10)
£0
£20,000

HSBC (3)
£8,838
SHEL (2)
AZN (1)
GSK (10)
HSBC (3)
£7,350
BP (7)
HSBC (3)
£6,264
RIO (5)
ULVR (4)
LSEG (9)
RELX (6)
BAT (8)
£0
£10,000

HSBC Holdings plc Annual Report on Form 20-F	311

Group CEO target total compensation (£000)		Group CFO target total compensation (£000)
International banking peer group	Top 10 by market cap in FTSE 30	International banking peer group	Top 10 by market cap in FTSE 30
(Stock ticker and ranking by market capitalisation)

MS (3)
JPM (1)
CITI (5)
BAC (2)
UBS (6)
HSBC (4)
£8,400
DBK (11)
HSBC (4)
£7,500
HSBC (4)
£6,894
BARC (9)
STAN (12)
LLOY (10)
DBS (7)
BNP (8)
£0
£27,000

■ HSBC proposed          ■ HSBC current■ HSBC pre-2014
Data source: Deloitte. 2024 total compensation based on 2023 year-end disclosures. 'Target' value of total compensation based on 50% of the maximum value for the annual incentive, or target value if disclosed; 50% of the maximum value for performance-based LTI; the maximum value of restricted shares; and one third of face value for share options. Market capitalisation ranking shown in brackets based on 3-month average as at 31 December 2024.

AZN (1)
HSBC (3)
£8,400
SHEL (2)
HSBC (3)
£7,500
LSEG (9)
ULVR (4)
BP (7)
HSBC (3)
£6,894
BAT (8)
GSK (10)
RELX (6)
RIO (5)
£0
£11,000

JPM (1)
MS (3)
CITI (5)
DBK (11)
BAC (2)
UBS (6)
HSBC (4)
£4,900
HSBC (4)
£4,200
HSBC (4)
£4,116
BARC (9)
STAN (12)
LLOY (10)
£0
£11,000

Over several years, the Committee has seen increases to pay
opportunities and changes to pay structures, which have further widened the gap between HSBC and some of our US and European banking peers. In determining the new policy, we have not targeted the quantum or structure of pay in US banks given the differences in market and business models compared to HSBC. However, we
believe it is appropriate to narrow the gap to these roles as we recruit from this talent base across various levels of the organisation and this will help alleviate some of the challenges of pay compression.
HSBC is the third-largest company in the FTSE by market
capitalisation, a proxy for the scale and complexity of the Group.
Operating within 58 countries and territories and employing over
211,000 full-time equivalent employees means that HSBC is also one of the most geographically diverse companies and one of the largest employers in the FTSE 30. The Committee believes that the
maximum pay opportunities towards the upper end of the FTSE 30 are reflective of the size and scope of HSBC. These also remain below the pay levels had the growth in median executive Director salaries observed amongst FTSE 30 companies over the last 10 years been applied to our 2014 maximum opportunities.
Compared to our international banking peers, the maximum pay opportunities place HSBC second amongst our European peers, and behind all comparable US roles. The Committee believe this is appropriate given HSBC is one of the largest banking and financial services organisations in the world, which is listed in the UK, whilst recognising the different pay environment in the US.
The Committee also reflected on the challenges of pay compression between the executive Directors and members of the Group
Operating Committee in the context of succession planning, and considering pay outcomes and market benchmarks for each role.
From 2021 to 2023, the expected total compensation of nearly a third of Group Executive Committee members was higher by on average
30% than the Group CFO. The proposed maximum opportunity for the Group CFO helps to restore the pay differential expected by the market versus other senior roles, albeit a gap still remains.
2025 fixed pay
To achieve the increased maximum pay opportunity, base salary for
Georges Elhedery will increase to £1,500,000, up 9%. Whilst this is higher than the average 2025 fixed pay increase of 2.9% for UK employees, overall fixed pay for Georges will reduce by 49%
following removal of his FPA.
Georges’ proposed salary remains behind the level we would expect had average UK wider workforce salary increases of 4% been applied since 2014, when the 2:1 cap was introduced. The average annual
HSBC Group CEO salary increase over the same period was 1%.
Evolution of Group CEO salary over time (£000)
We considered higher base salaries given the significant reduction in fixed pay but elected to keep the base salary increase lower, recognising wider cost of living challenges faced by colleagues and customers. This was a view shared by shareholders and reflects our disciplined approach to executive pay.
For Pam Kaur, base salary will increase to £875,000, up 9%. This enables a maximum pay opportunity reflecting the scale and
complexity of the Group CFO role at HSBC and limits pay
compression with comparable roles on our Group Operating
Committee. Similar to Georges, though Pam’s salary increase is above the average fixed pay increase for UK employees, her overall fixed pay will reduce by 51% following removal of the FPA.
Subject to shareholder approval of the remuneration policy, salary increases for both Georges and Pam will be effective from 1 March
2025, in line with the UK workforce.
Performance measures and targets
Our proposal represents a material change in structure and quantum, but this will only be realised if stretching performance targets are met and value is delivered for shareholders.
The Committee has undertaken a comprehensive review of the
performance measures used for our incentive arrangements to
ensure alignment to the Group’s priorities and balance delivery of financial and strategic performance. Performance targets and ranges have been set with stretch to reflect the increased pay opportunities.
This topic has been a strong focus of policy discussions with shareholders and their views are reflected in our decisions.
For the 2025 annual incentive scorecard, we will:
–Retain our core measures of PBT, Group RoTE and costs, each assessed excluding notable items, and introduce a measure on fee income growth relative to balance sheet growth to incentivise growth with less reliance on capital.

312	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

–Reduce the weighting for PBT to 10% and remove Asia RoTE to reduce overlap with Group RoTE and simplify the scorecard. This change retains financial measures at 60% of the scorecard, which the Committee believes appropriately balances investor views with regulatory expectations for a balanced scorecard.
–Maintain customer Net Promoter Score as a strategic measure to reflect our ambition to be a top-three bank for customer
satisfaction and/or improve customer satisfaction rank.
–Include people and culture measures that support us in
strengthening our inclusive culture of high-performance.
For the 2025–2027 LTI, we will:
–Retain Group RoTE, relative total shareholder return (’TSR’) and environment measures.
–Increase the weighting of RoTE to 40%, reflecting that the delivery of a strong stable return on tangible equity is a core measure of the sustainable returns expected by our investors.
–Increase the weighting of relative TSR to 40% as it is a key measure of shareholder returns, a material relative measure used by our peers and in line with investor expectations.
–Reduce the weighting of the environment measure from 25% to
20% following feedback from our shareholders on the metrics and targets used given the higher LTI opportunity, recognising that financed emissions targets remain difficult to include at this time.
This ensures a greater proportion of the scorecard is aligned to value creation while supporting our ESG ambitions.
We will not use financed emission targets for the 2025-2027 LTI awards given current challenges in methodology and the timeliness and frequency of reporting, which was generally accepted by the investors we spoke to. The Committee will keep this under review for future performance cycles.
Group RoTE is the only measure used in both our annual incentive and LTI scorecards, reflecting our focus on delivering sustainable returns and a strong preference for the measure by most
shareholders. This ensures we incentivise capital productivity for the current year whilst supporting our external commitment to deliver sustainable returns and mid-teens RoTE over the medium-term.
We will continue to utilise a risk modifier and operate a judgement-
based approach to adjustments for all risk and compliance matters, aligned to shareholder feedback and the expectations of our
regulators. The Committee considers the application of the risk modifier each year and has applied it in three instances for our executive Directors since its introduction in 2021.
When setting performance targets, we consider our internal financial planning and strategy process, our strategic guidance and analyst consensus where available such that minimum, target, and maximum performance levels are set with stretch. This was a key focus of investors in our consultation, who recognised that our recent LTI targets have been set to deliver maximum payouts only for
outperformance. The Committee remains committed to ensuring
there is sufficient stretch in our targets in future years, which is demonstrated in the maximum RoTE target for the 2025-2027 LTI and illustrated below.
LTI Group RoTE performance range versus external guidance

Mid-teens
15.5%
14.3%
13.0%
17.0%
16.0%
14.0%
14.0%
16.0%
18.0%
12%+
Changes in non-executive Director fees
The Board, excluding non-executive Directors, has reviewed the fees payable to non-executive Directors in the context of changes to the organisational structure. Following this review, it was considered that the fees payable for chairing or being a member of a Board
Committee (excluding the Nomination & Corporate Governance
Committee) should be increased to recognise the responsibilities and material additional time commitment associated with such a role.
Giving due consideration to the highly regulated and complex industry in which HSBC operates, it was agreed to align the additional fee for chairing a Board Committee at £150,000 per annum (i.e., in line with the current fee for chairing the Group Risk Committee). The increase in the fee for chairing a Board Committee will be phased over two years, with an increase to £125,000 per annum for 2025, and a further increase to £150,000 per annum with effect from 1 January 2026.
The Board also agreed increases to the additional fee for being a member of a Board Committee, and for the role of designated non-
executive Director for workforce engagement to £50,000 per annum.
These increases reflect the additional activity being undertaken during this period of organisational and cultural change. No other changes are proposed to non-executive Director fees for 2025.
Performance in 2024
Financial performance
Our financial performance in 2024 demonstrates that our strategy is working and is delivering strong returns for our shareholders.
We delivered a reported profit before tax of $32.3bn, up $2.0bn compared with 2023. This increase included a $1.0bn net favourable impact from notable items, which in 2024 included gains and losses relating to our disposals in Canada and Argentina. Constant currency profit before tax excluding notable items increased by $1.4bn to
$34.1bn.
Reported revenue of $65.9bn was stable compared to 2023, despite a net adverse movement in gains and losses on our strategic
transactions. This reflected higher customer activity in our Wealth products in WPB and in Equities and Securities Financing in GBM.
2024 costs on a target basis grew by around 5% in line with our targeted growth.
Our RoTE for 2024 was 14.6%, compared with 14.6% in 2023.
Excluding notable items, RoTE was 16.0%.
The Board approved a fourth quarterly dividend of $0.36 per share, bringing the total dividend announced for 2024 to $0.87 per share.
This includes the special dividend of $0.21 per share that was paid in
June following the completion of the sale of HSBC Bank Canada.
Furthermore, in respect of 2024 we announced three share buy-backs worth a total of $9bn, and today we have announced a further share buy-back of up to $2bn.
Strategic performance
We continue to make good progress in reshaping the Group. In 2024, we completed the sales of our retail banking operations in France, our banking business in Canada, and our businesses in Argentina, Russia and Armenia. We acquired SilkRoad Property Partners Group in
Singapore and Citi’s retail wealth management portfolio in mainland
China. We announced divestments in our private banking business in
Germany and our business in South Africa, as well as the planned sale of our life insurance business in France. In October 2024, we announced a simplified organisational structure to accelerate delivery against our strategic priorities.
We continue to strengthen our scale positions in Hong Kong and the
UK and drive strong profit generation in these businesses. We remain focused on our goal to become a digital-first bank and have continued
to see growth in customer adoption of our digital services across all our businesses, which is reflected in our Net Promoter Scores.
Over 88% of colleagues participated in our 2024 Snapshot survey where our employee engagement index rose a further three
percentage points to reach an all-time high of 80%, six percentage points above the global financial services benchmark.

HSBC Holdings plc Annual Report on Form 20-F	313
Key remuneration decisions for executive
Directors
Executive Director changes
Sir Noel Quinn stepped down as Group CEO and as an executive
Director of the Board on 2 September 2024 and was succeeded by
Georges Elhedery. Pam Kaur was appointed Group CFO from 1
January 2025. All remuneration decisions in respect of this change were made in accordance with our shareholder-approved policy.
Given his retirement from the Group on 30 April 2025, Sir Noel Quinn will be treated as a good leaver for the purpose of unvested incentive awards. He remained eligible for a 2024 annual incentive but will not receive an LTI award for the 2025–2027 performance period, nor will he be eligible for a 2025 annual incentive.
Annual incentive for 2024 performance
Scorecards were set at the start of the year to align with our reported financial performance, excluding the impact of strategic transactions and one-offs on the Group's financial performance in 2024.
Georges Elhedery's formulaic scorecard outcome of 78.79% (2023:
76.75%) results in an annual incentive outcome of £1,677,000 (2023:
£1,287,000). This was calculated by applying respective formulaic scorecard outcomes to the pro-rated maximum opportunities for the
Group CEO and Group CFO roles, based on the period spent in each role during 2024.
The formulaic scorecard outcome for Sir Noel Quinn was 77.81%
(2023: 75.93% pre risk adjustment, 70.24% post risk adjustment), which results in an annual incentive outcome of £1,540,000 (2023:
£2,018,000), after pro-rating for his time as Group CEO during 2024.
Taking into account the Group’s performance against risk metrics, and inputs from the Group Risk Committee, the Committee used its judgement and applied no adjustment in respect of risk matters to executive Director annual incentive outcomes for 2024.
2022–2024 LTI vesting
Georges Elhedery and Sir Noel Quinn participated in the 2022–2024
LTI that will vest in March 2025.
The maximum RoTE and relative TSR targets were exceeded,
reflecting the strong absolute and relative performance of the Group over the performance period. The capital reallocation to Asia measure was not met and performance against the environment measures exceeded the maximum target. 75% of the original award will vest on a pro-rata basis over the next five years.
2025–2027 LTI awards
The Committee intends to grant both Georges Elhedery and Pam Kaur the maximum 2025-2027 LTI award of 600% of base salary (Georges
Elhedery: £9,000,000, Pam Kaur: £5,250,000), subject to shareholder approval of the LTI opportunity under the new policy.
The value realised from the award is subject to performance over the next three years and the award will vest over a further five years with a one-year retention period on vesting shares.
For further details, see ‘Long-term incentive (’LTI’) awards‘ on page 329.
Rewarding our colleagues
We are taking actions that improve our ability to attract, retain and energise colleagues to deliver high performance and growth.
In 2024, we changed our performance approach by simplifying ratings and focusing on better performance routines. In our Snapshot survey,
87% of colleagues reported a clear understanding of what is expected of them and 77% confirmed at least two performance check-in
conversations with their manager. We also introduced a new target variable pay plan, which covers over 150,000 colleagues in 46 markets to increase transparency and differentiation of variable pay.
The Committee is encouraged by increasing pay sentiment year-on-
year in most areas because of actions taken through 2023, which is expected to improve further following changes introduced in 2024.
For further details, see ‘Our approach to workforce reward‘ on page 332.
Fixed pay
We are pleased to be accredited as a global living wage employer in
2025 and meet or exceed living wage benchmarks in all our markets.
This gives confidence that we provide core financial security to colleagues through fixed pay, which is the largest part of most colleagues' reward.
Fixed pay is primarily reviewed through our annual pay cycle. Effective in 2025, we have awarded an overall fixed pay increase of 3.6%. The level of increases vary by market, depending on the economic situation and individual roles. The highest increases were made to lower paid colleagues relative to relevant market benchmarks.
Variable pay
The Committee determined total variable pay of $3,800m, broadly flat compared with the $3,774m awarded in 2023. This was determined based on a review of our performance against financial and non-
financial metrics. We considered the strength of our financial performance in 2024 and the ratio between variable pay and pre-
variable pay profit before tax, the Group’s performance against key risk and compliance metrics, and our total compensation position compared with market and the broader economic outlook.
Total compensation across all our businesses increased relative to
2023, rewarding our colleagues for their contribution to our performance. Distribution of variable pay by business considered relative performance against RoTE, reported profit before tax and cost targets, and performance against risk and compliance metrics. Strong differentiation has meant our highest performers received the largest increases in variable pay compared with the previous year.
Ex-post risk adjustments were made to the variable pay of relevant individuals for material risk events over 2024. This included adjustments for some individuals following the conclusion of the investigation into the PRA’s 29 January 2024 Notice for historic depositor protection failings arising in HSBC Bank plc and HSBC UK
Bank plc and the Committee now considers this matter closed.
Other remuneration matters
HSBC's variable to fixed pay ratio
Following shareholder approval at the 2024 AGM, the Committee reviewed several options to set new pay ratios and concluded that a single overall ratio of 10:1 was most appropriate, supported by internal guidance to manage expectations on its application. The ratio will apply across the Group, where permitted by regulation.
The ratio will support us to materially strengthen alignment of pay and performance in our executive Directors’ remuneration policy. The ratio has limited impact on the wider workforce and is higher than we intend on using in practice. However, the new cap gives us flexibility to reward extraordinary individual performance delivered by a small number of employees in frontline roles.
We will continue to keep our pay principles and approach under review, monitoring market developments and competitiveness, to increase the proportion of pay for performance over time.
PRA/FCA consultation on UK remuneration rules
The Committee welcomes the recent consultation announced by the
PRA and FCA to review the UK remuneration rules to improve overall competitiveness of UK capital markets.
We have introduced a degree of flexibility into our policy to ensure it remains competitive against peers once the final rules are known.
Any changes made would always be in line with the key principles used by the Committee when setting the policy. We would engage with major shareholders ahead of making any material changes, and provide clear and comprehensive disclosure in our Annual Report and
Accounts.
We remain supportive of the use of deferral mechanisms and will continue to deliver a substantial portion of variable pay in shares to ensure alignment between shareholder interests, good risk
management and individual reward. Our policy commits to a weighted average time horizon of at least five years for the deferral period of
LTI awards, in line with UK Corporate Governance requirements.

314	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Plan limits under Share Plan 2011
The rules of the HSBC Share Plan 2011 currently include an annual individual limit on awards of 600% of salary, based on the market value of shares.
LTI awards are not eligible to receive dividend equivalents to comply with regulatory requirements. Consistent with our disclosed practice since 2017 when the regulatory change came into force, the number of shares awarded is calculated using a share price discounted for the expected dividend yield over the vesting period. The market value of the proposed LTI award would therefore exceed 600% of base salary.
Amending this limit to reflect the fair value of shares (defined in accordance with relevant accounting standards) will enable the
Committee to grant up to the maximum award under the new policy.
Shareholder support for this change will be sought at the 2025 AGM.
Conclusion
On behalf of the Committee, I would like to thank our shareholders for the time taken to engage with us and their valuable feedback as we developed our new policy. We are committed to regular
engagement and I look forward to further dialogue in the year ahead.
As Chair of the Committee, I hope you will support the 2024
Directors’ remuneration report, our new Directors’ remuneration policy and the amendment to plan limits under Share Plan 2011 at this year's AGM.
Dame Carolyn Fairbairn
Chair
Group Remuneration Committee
19 February 2025

2024 executive remuneration at a glance
This section sets out an overview of our performance and 2024 remuneration outcomes for executive Directors.
Our performance

Reported profit before tax $32.3bn (2023: $30.3bn)	Operating expenses $33.0bn (2023: $32.1bn) Target basis operating expenses up 5% to $32.6bn	Return on average tangible equity 14.6% (2023: 14.6%) Return on average tangible equity excluding notable items of 16.0% (2023: 16.2%)	HK customer net promoter score in WPB and CMB relative to peers 1st (2023: WPB: 3rd; CMB: 1st)
Employee engagement index 80% (2023: 77%)	Inclusion index 78% (2023: 78%)	Percentage of women in senior leadership roles 34.6% (2023: 34.1%)	Percentage of colleagues of Asian heritage in senior leadership roles 39.3% (2023: 37.8%)
Remuneration outcomes for executive Directors
Summary remuneration outcomes for 2024 are set out below. Further details are set out in our annual report on Directors‘ remuneration on pages 327 to 329.

Sir Noel Quinn	Georges Elhedery
Annual incentive outcome (£000)

Maximum opportunity
2024 annual incentive
Maximum opportunity
2024 annual incentive1

1Calculated based on Group CFO and Group CEO scorecard outcomes applied to the respective salary for each role.

Long-term incentive (LTI) outcome (£000)

Maximum opportunity
2022–2024 LTI
Maximum opportunity2
2022–2024 LTI

2    Received in prior role as Co-CEO, GBM.

Single total figure of remuneration (£000)

2024
2023

2024
2023

HSBC Holdings plc Annual Report on Form 20-F	315
Directors’ remuneration policy
This section sets outs the Directors’ remuneration policy proposed for shareholders' approval at the AGM on 2 May 2025.
The Committee is responsible for reviewing and recommending to the Board the Directors’ remuneration policy for shareholder approval.
The policy is intended to apply for three years to the end of the AGM in 2028, although we may seek shareholders’ approval for a new policy during the period depending on regulatory developments, changes to our strategy or competitive pressures.
Remuneration policy – key principles
The Committee determined the policy using the following key
principles:
–The rationale and operation of the policy should be easy to understand and transparent.
–There should be a strong alignment between reward and the
interests of our stakeholders, including shareholders, customers and employees.
–The policy should maintain a focus on long-term performance.
–Total remuneration should be competitive to ensure we can retain and attract talent to deliver our strategic priorities.
–The structure should meet the expectations of investors and our regulators.
Setting the policy
The Committee reviewed the Director’s remuneration policy in the context of significant regulatory change following removal of the 2:1 variable to fixed pay ratio. Input was received from the Group
Chairman and management while ensuring that conflicts of interest were suitably mitigated. Input was provided by the Committee’s appointed independent advisers throughout the process.
Key changes to the policy as a result of this review include:
–removal of Fixed Pay Allowances.
–an increase in the maximum opportunity of the annual and long-
term incentives.
–an increase in shareholding guidelines and the introduction of a post-cessation shareholding guideline.
We extensively engaged with major shareholders, representing 65%
of those who voted at the 2024 AGM, and proxy advisory bodies. The
Committee carefully considered all feedback received, which has directly influenced the final proposal.
Full detail on the context for the review, the Committee's key considerations, including how the Committee has responded to shareholder feedback, is provided in the Chair's letter on pages 309 to
314.
Remuneration policy at a glance
This section sets out the key changes in our Directors’ remuneration policy and our proposed implementation for 2025.

Policy structure
Total remuneration mix	Maximum total remuneration opportunity (£000)
28%
42%

CEO Current[1]
CFO Current[1]
CEO/CFO Proposed[1]
13%
16%
10%
30%
59%
13%
17%
28%
41%
1Pension accounts for 1% of the total remuneration mix.

CEO Current
CEO Proposed
CFO Current
CFO Proposed

Fixed pay - 2025 implementation (£000)
Georges Elhedery	Pam Kaur

Current
Proposed

Current
Proposed

Variable pay
Annual incentive opportunity	Long-term incentive opportunity	Shareholding requirement
		Group CEO	Group CFO

Current	Current	Current	Current
Proposed	Proposed	Proposed	Proposed

316	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Remuneration policy – executive Directors

Fixed pay
Elements	Details
Base salary	To attract, retain and develop key talent by being market competitive and rewarding ongoing contribution to role.
Operation
–The base salary for an executive Director is designed to reflect the individual’s role, experience and responsibility.
–Base salaries are normally reviewed on an annual basis against relevant comparator groups and may be reviewed more frequently at the discretion of the Committee.

Maximum opportunity
–No maximum opportunity.
–Increases may be made at the Committee’s discretion, taking into consideration factors such as increases to scope and responsibilities of the role, development of the individual within the role, salary increases for the wider workforce and competitiveness against market.

Cash in lieu of pension	To help executive Directors build retirement savings.
Operation	–Directors receive a cash allowance in lieu of a pension entitlement.
Maximum opportunity
–The maximum opportunity will be aligned with the maximum contribution rate that HSBC could make for the majority of employees in the relevant jurisdiction. This is currently set at 10% of base salary in line with the maximum contribution rate, as a percentage of
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
Operation
Benefits take account of local market practice and include, but are not restricted to:
–taxable benefits (gross value before payment of tax) including provision of medical insurance, accommodation, car, club membership, independent legal advice in relation to a matter arising out of the performance of employment duties for HSBC, tax return assistance or preparation, and travel assistance (including any associated tax due, where applicable); and
–non-taxable benefits including the provision of a health assessment, life assurance and other insurance coverage.
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

Maximum opportunity
–No maximum opportunity.
–The maximum value is determined by the nature of the benefit provided. The benefit amount will be disclosed in the single total figure of remuneration table for the relevant year.

All employee share plans	To promote share ownership by all employees.
Operation
–Executive Directors are entitled to participate in all employee share plans, such as HSBC Sharesave, on the same basis as all other employees in the relevant jurisdiction.
–Under Sharesave, executive Directors can make monthly savings over a period of three or five years towards the grant of an option over HSBC shares. The option price can be at a discount, currently up to 20%, on the share price at the time the option is granted.

Maximum opportunity
–The maximum number of options is determined by the maximum savings limit set by HM Revenue and Customs. This is currently
£500 per month.
–Executive Directors may also receive additional share options at no extra cost via the Sharesave bonus mechanism, with applicable rates set by HM Revenue and Customs.

HSBC Holdings plc Annual Report on Form 20-F	317

Variable pay
Adhering to HSBC’s values-aligned behaviours and conduct standards is a prerequisite to be considered for variable pay. Executive Directors receive an overall performance assessment that considers performance against goals and role expectations, and demonstration of our values-
aligned behaviours. This is considered by the Committee when applying discretion to the formulaic scorecard outcomes.

Elements	Details
Annual incentive	To drive and reward performance against annual financial and non-financial objectives that are consistent with the strategy and align to shareholder interests.
Operation
Annual incentive awards are discretionary and can be delivered in any combination of cash and shares under the HSBC Share Plan
2011 (‘HSBC Share Plan’). Shares will not normally represent less than 50% of any award and are normally immediately vested.
On vesting, shares equivalent to the net number of shares that vested (after those sold to cover any income tax and social security payable) must be held for a retention period up to one year, or such other period as may be expected by regulators.
The awards will be subject to clawback (i.e. repayment or recoupment of paid/vested awards) on or after vesting for a period of seven years from the date of award, or such other period as required by regulators. This may be extended to 10 years, or such other period as required by regulators in the event of an ongoing internal/regulatory investigation at the end of the seven-year period. Details of the clawback provision are set out in the bottom section of this table.
Any deferred shares may be entitled to dividend equivalents during the vesting period, which will be paid on vesting. Where awards do not receive dividend equivalents during the vesting period (to meet regulatory requirements), the number of shares to be awarded will be determined using a fair value share price (defined in accordance with relevant accounting standards) discounted for the expected dividend yield.
Any deferred cash award may be entitled to notional returns during the deferral period, or any appropriate adjustment to reflect such notional returns, as determined by the Committee.
The Committee retains discretion to:
–apply a longer retention period;
–increase the proportion of the award to be delivered in shares; or
–defer the vesting of a portion of the awards, subject to such conditions that the Committee may determine at its discretion (which may include continued employment). The deferred awards will be subject to malus (i.e. reduction and/or cancellation of unvested awards) provisions during any applicable deferral period.
The Committee also retains discretion to amend the structure and terms of awards to reflect changes in regulatory requirements whilst ensuring that any changes will align with the key principles of the Directors' remuneration policy.
The Committee may adjust and amend awards in accordance with the relevant plan rules.

Maximum opportunity	The maximum opportunity for the annual incentive award in respect of a financial year is up to 300% of base salary.
Performance measures
Performance is normally measured against an annual scorecard, based on targets set for financial and non-financial measures, determined at the beginning of the financial year. The scorecards may vary by individual.
Measures with financial targets will generally have a weighting of 60% for both the Group CEO and the Group CFO. The Committee will review the scorecard annually and may vary the measures, weighting and targets each year.
The overall payout of the annual incentive could be between 0% (for below minimum performance) and 100% of the maximum opportunity.
Minimum and maximum performance levels for each measure are defined in the scorecard. 25% of the award opportunity will pay out for achieving minimum performance and 100% of the award will pay out for achieving maximum performance. Details on payout between these levels will be disclosed in the respective Directors' Remuneration Report.
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
The Committee has the discretion to:
–change the overall weighting of the financial and non-financial measures, whilst ensuring the overall balance remains appropriate;
–vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the ‘annual report on remuneration’ for the relevant year; and
–make adjustments to performance targets, measures, weightings and/or outcomes in exceptional circumstances. This may be to reflect significant one-off items that occur during the measurement period and/or where the Committee determines that original measures, targets or conditions are no longer appropriate or that amendment is required so that the measures, targets or conditions achieve their original purpose. Full and clear disclosure of any such adjustments will be made in the 'annual report on remuneration' for the relevant year, subject to commercial confidentiality.

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
–any other circumstances required by local regulatory obligations to which any member of the HSBC Group or its subsidiary is subject.

318	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Elements	Details
Long-term incentives (‘LTI’)	To incentivise sustainable long-term performance and alignment with shareholder interests.
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
These shares will then normally vest in five equal instalments, with the first vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date, in accordance with current UK remuneration rules.
On each vesting, shares equivalent to the net number of shares that vested (after those sold to cover any income tax and social security payable) must be held for a retention period up to one year (or such other period as may be permitted by regulators).
Awards are subject to malus provisions prior to vesting. The awards will also be subject to clawback on or after vesting for a period of seven years from the date of award, or such other period as required by regulators. This may be extended to 10 years, or such other period as required by regulators, in the event of an ongoing internal/regulatory investigation at the end of the seven-year period.
Details of the malus and clawback provisions are set out in the previous section on annual incentive awards.
Awards may be entitled to dividend equivalents during the vesting period, which will be paid on vesting. Where awards do not receive dividend equivalents during the vesting period (to meet regulatory requirements), the number of shares to be awarded will be determined using a fair value share price discounted for the expected dividend yield.
The Committee also retains discretion to amend the structure and terms of awards to reflect changes in regulatory requirements whilst ensuring that any changes will align with the key principles of the Directors' remuneration policy. In any event, we expect the weighted average time horizon of the deferral period to be at least five years.
The Committee may adjust or amend awards in accordance with the rules of the HSBC Share Plan.

Maximum opportunity	The maximum opportunity for the LTI award in respect of a financial year is up to 600% of base salary.
Performance measures
The Committee will take into consideration prior performance when assessing the value of the LTI grant. Forward-looking performance is measured against a long-term scorecard, determined at the start of the financial year in which awards are granted.
Financial measures will generally have a weighting of 60% or more.
For each measure, the Committee will determine the extent of achievement based on actual performance against the target set and other relevant factors that the Committee considers appropriate to take account of in order to better reflect the Group's underlying performance. The overall payout level could be between 0% (for below minimum performance) and 100% of the maximum.
Minimum, target and maximum performance levels for each measure are defined in the scorecard. 25% of the award opportunity will vest for achieving minimum performance, 50% of the award will vest for achieving target performance and 100% of the award will vest for achieving maximum performance. Where performance achieved is between the minimum, target and maximum level of performance set in the scorecard, the number of awards that will vest will be determined on a straight-line basis.
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
Performance targets will normally be set annually for each three-year cycle. The Committee has the discretion to:
–change the overall weighting of the financial and non-financial measures, whilst ensuring the overall balance remains appropriate;
–vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the ‘annual report on remuneration’ for the relevant year;
–vary the risk and compliance and/or any underpin measures; and
–make adjustments to performance targets, measures, weightings and/or outcomes in exceptional circumstances. This may be to reflect significant one-off items that occur during the measurement period and/or where the Committee determines that original measures, targets or conditions are no longer appropriate or that an amendment is required so that the measures, targets or conditions achieve their original purpose. Revised targets/measures will be, in the opinion of the Committee, no less difficult to
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
–Group CEO: 600%
–Group CFO: 600%
On cessation of employment, executive Directors will normally be required to maintain the minimum shareholding requirement for two years (or, if their actual shareholding is lower at the time of cessation, the actual shareholding upon departure). For this purpose, unvested shares which are not subject to forward-looking performance conditions (on a net of tax basis) will count towards the shareholding requirement. HSBC operates an anti-hedging policy under which individuals are not permitted to enter into any personal hedging strategies in relation to HSBC shares subject to a vesting and/or retention period.

Maximum opportunity	Not applicable.

HSBC Holdings plc Annual Report on Form 20-F	319
Committee discretion
The Committee welcomes the recent consultation announced by the
PRA and FCA to review the UK remuneration rules to improve the overall competitiveness of UK capital markets. The proposals cover a wide range of areas, including the application of deferral and retention periods, which are directly applicable to our policy design.
Aligned to the key principles used by the Committee to set the policy, the Committee feel it is important that it retains discretion to amend the structure and terms of awards in the event of regulatory change to ensure the policy continues to meet the expectations of our regulators and it remains competitive versus peers.
Where discretion is exercised by the Committee, changes will always be made in line with the key principles used to determine the policy.
We will engage with major shareholders ahead of making any material change, and clearly disclose any changes and their rationale in our
Annual Report and Accounts.
One area discussed with shareholders as part of our engagement was how the Committee would exercise their discretion on the length and amount of deferral in the event of regulatory change.
The Committee believe that deferral mechanisms and the
requirements to deliver a substantial portion of variable remuneration in shares are critical policy design elements to ensure ongoing alignment between reward and the interests of our shareholders.
We have therefore included in the policy a commitment to ensure that the weighted average time horizon of the deferral period for LTI awards is at least five years, in line with UK Corporate Governance requirements.
In addition to the specific areas of discretion expressly set out in the policy table, the incentive plans include a number of operational areas of discretion available to the Committee, including:
–the right to grant awards in the form of conditional share awards or options (including nil-cost options);
–the right to amend a performance condition in accordance with its terms, or if anything happens that causes the Committee to
consider it appropriate to do so;
–the right to settle the award in cash, based on the relevant share price, or shares as appropriate; and
–the right to adjust the award on a variation of share capital or other corporate event that affects the current or future value of the award, or alternatively, the right to vest the award early in such circumstances.
The Committee reserves the right to make any remuneration
payments and payments for loss of office, notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed:
–before the policy above or any previous policy came into effect;
–at a time where a previous policy, approved by shareholders, was in place provided the payment is in line with the terms of that policy; or
–at a time when the relevant individual was not a Director of the
Group and the payment was not in consideration for the individual becoming a Director of the Group.
For these purposes, payments include the Committee satisfying awards of variable remuneration. This means making payments in line with the terms that were agreed at the time the award was granted.
Choice of performance measures and targets
The performance measures selected for the annual incentive and LTI awards will be set on an annual basis by the Committee, taking into account the Group’s strategic priorities and any feedback received from our shareholders. The following table sets out the performance measures we currently consider for inclusion in our scorecards. The
Committee retains the discretion to choose other measures that are appropriate for achieving our strategic priorities and meeting any regulatory expectations, taking into account the views of our shareholders.
Our objective when setting targets is to balance stretch and achievability so they act as an effective incentive whilst recognising outperformance.
Financial targets are set on a reported basis excluding notable items.
This means items occurring outside the normal course of business and which are generally not expected to repeat, are excluded, and assessed performance is not impacted by one-offs. Performance targets are set taking into account a number of factors, including the targets set in our financial resource plan, our strategic priorities, shareholder expectations, the economic environment and risk
appetite. Non-financial targets are set based on progress versus prior year actuals, external commitments and market benchmarks.
Minimum targets are set considering prior year(s) performance and downside risks to the financial resource plan. Maximum targets include a stretch above plan, considering upside opportunities.
The overall range is reviewed, taking into account external
commitments and analyst consensus, where available. As a result, the final target ranges are not formulaically driven or always symmetrically spread around the plan.

Performance measures
Measures and modifier/underpin	Example measures for annual incentive scorecard	Example measures for LTI scorecard	Rationale
Financial measures	–Profit before tax –RoTE –Revenue growth –Volume growth –Costs	–RoTE –Total shareholder return –Underpin to maintain a minimum CET1 ratio	Measures are selected to incentivise the achievement of our financial targets as set out in our strategic priorities and financial resource plan.
Strategic measures	–Customer satisfaction –Employee engagement –Succession planning and inclusion –Carbon reduction and sustainable finance	–Reduce carbon emissions –Sustainable finance	Measures are selected to support the delivery of our strategic priorities.
Risk and compliance measures, modifier and/or underpin
–Sustained delivery of global conduct outcomes
–Effective financial crime risk management
–Effective management of material operational risks
–Risk metrics to identify when business activities are outside of tolerance level for a significant period of time
–Failures in risk management that have resulted in significant customer detriment, reputational damage and/or regulatory censure
–CET1 level
		–Modifier linked to risk and compliance performance	Measures are chosen to ensure a high level of accountability of risk and conduct, to promote an effective risk management environment and to embed a robust governance system.

320	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Approach to recruitment remuneration –  executive Directors
On the recruitment or appointment of a new executive Director, the
Committee would adhere to the following principles:
–Remuneration packages should be in line with the approved policy for executive Directors.
–Remuneration packages must meet any applicable local regulatory requirements.
–Where necessary, compensation may be provided in respect of forfeiture of remuneration awards from an existing employer (for example, buy-out awards).
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

Components of remuneration package of a new executive Director
Component of remuneration	Approach taken
Fixed pay
The base salary will reflect the individual’s role, experience and responsibility, and will be set in the context of market practice.
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
For the year in which the individual commences providing services as an executive Director, the Committee retains the discretion to determine the proportion of variable pay to be deferred, the deferral and retention period, whether any performance and/or continued employment conditions should be applied, and the period over which such performance should be assessed. In exercising this discretion, the Committee will take into account the circumstances in which the individual is appointed (for example, if it is promotion of an internal candidate or an external appointment), expectations of shareholders and any regulatory requirements.
Total variable pay awarded for the year in which the individual is newly appointed as an executive Director will be limited to
900% of base salary. This limit excludes buy-out awards and is in line with the aggregate maximum variable pay opportunity set out in the remuneration policy table.
Guaranteed bonuses are only permitted by exception and in very rare and limited circumstances (for example, where the individual loses a variable pay opportunity with the previous employer as a result of joining HSBC and such an award is considered essential to attract and hire the candidate). If such an award is provided, then in line with the PRA remuneration rules, it will be limited to the first year of service, subject to the Group deferral policy and performance requirements.

Buy-out awards
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
Where appropriate, the Committee retains the discretion to utilise the provisions provided in the UK Financial Conduct
Authority's Listing Rules for the purpose of making buy-out awards.

HSBC Holdings plc Annual Report on Form 20-F	321
Policy on payments for loss of office – executive Directors
The following table sets out the basis on which payments for loss of office may be made. Other than as set out in the table, there are no further obligations that could give rise to remuneration payments or payments for loss of office:

Payments for loss of office
Component of remuneration	Approach taken
Fixed pay and benefits
Executive Directors may be entitled to payments in lieu of:
–notice, which may consist of base salary, cash in lieu of pension allowance, and other contractual benefits, or an amount in lieu of; and/or
–accrued but untaken holiday entitlement.
Payments may be made in instalments or a lump sum, and may be subject to mitigation, and subject to applicable tax and social security deductions.

Annual incentive and LTI
In exceptional circumstances, as determined by the Committee, an executive Director may be eligible for the grant of annual incentives and/or LTIs under the HSBC Share Plan, taking into account the time worked in the performance year and based on the individual’s contribution.

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
If an executive Director is considered a good leaver, unvested awards will normally continue to vest in line with the applicable vesting dates, subject to performance conditions, the HSBC share plan rules, and malus and clawback provisions. Unless the
Committee determined otherwise, awards made subject to forward-looking performance conditions, including LTI awards, will normally be subject to pro-rating for time in employment during the performance period.
In the event of death, unvested awards will vest and be released to the executive Director’s estate as soon as practicable.
In respect of outstanding unvested awards, the Committee may determine that good leaver status is contingent upon the
Committee being satisfied that the executive Director has no current or future intention at the date of leaving HSBC of being employed by any competitor financial services firm. The Committee determines the list of competitor firms from time to time, and the length of time for which this restriction applies. If the Committee becomes aware of any evidence to the contrary before vesting, the award will lapse.

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
Committee.
When considering a request to accept a non-executive Director appointment, the Board or the Nomination & Corporate Governance
Committee will take into account, among other things, the expected time commitment associated with the proposed appointment.
The time commitment for external appointments is also routinely reviewed to ensure that it will not compromise the executive
Director’s commitment to HSBC.
Service contracts
The service contracts of executive Directors do not have a fixed term.
The notice periods of executive Directors are set at the discretion of the Committee, taking into account market practice and governance considerations.
Service agreements for each executive Director are available for inspection at HSBC Holdings’ registered office. Consistent with the best interests of the Group, the Committee will seek to minimise termination payments. Executive Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC)
Georges Elhedery	01 January 2023	12 months
Pam Kaur	01 January 2025	12 months

322	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Remuneration scenarios
The following charts show how the total value of remuneration and its composition would vary under different performance scenarios for executive Directors under the proposed policy, which is effective from the date of the 2025 AGM, subject to shareholders’ approval.
The charts have been prepared using 2025 salaries and, therefore, the cash in lieu of pension, annual incentive and LTI opportunities have been computed as percentages of 2025 salaries. Benefits is
represented by the value of regular benefits in the 2024 single figure of total remuneration. For Georges Elhedery, this is the annualised value of benefits for Sir Noel Quinn, and for Pam Kaur this is the value of benefits for Georges Elhedery.
The charts set out:
–the minimum level of remuneration receivable under the policy for each performance year;
–the remuneration level for achieving target level of performance
(which assumes 50% of maximum variable pay opportunity is
realised);
–the maximum level of remuneration (which assumes 100% of the variable pay opportunity is realised); and
–the maximum level of remuneration assuming a 50% increase in share price for LTI awards.

Georges Elhedery (£000)

Proposed policy minimum[1]
Proposed policy target
Proposed policy maximum
Proposed policy maximum with 50% share price increase
26%
29%
23%
59%
68%
53%
8%
11%
19%
90%
2%
1%
1%

Pam Kaur (£000)

Proposed policy minimum[1]
Proposed policy target
Proposed policy maximum
Proposed policy maximum with 50% share price increase
19%
11%
91%
26%
53%
29%
59%
8%
23%
68%
2%
1%
1%
1Under the proposed policy minimum, benefits account for 10% of the total remuneration receivable for Georges Elhedery, and 9% of the total remuneration receivable for Pam Kaur.

HSBC Holdings plc Annual Report on Form 20-F	323
Remuneration policy – non-executive Directors
The Nomination & Corporate Governance Committee has considered the time commitments required for all non-executive Directors as the
Board supports HSBC through its ambitious agenda of governance reform, growth and organisational development in an environment of increasing regulatory, political and organisational complexity. Further information on the time commitment non-executive Directors are expected to fulfil is set out on page 353.
The following table sets out the framework that will be used to determine the fees for non-executive Directors during the term of this policy.

Elements and link to strategy	Operation	Maximum opportunity
Fees To reflect the time commitment and responsibilities of a non- executive Director of HSBC Holdings.
The policy for non-executive Directors is to pay:
–base fees; and
–further fees for additional Board duties, including but not limited to chairing a committee, membership of a committee, or acting as the Senior Independent
Director and/or Deputy Chairperson.
Fees are paid in cash. The Board retains the discretion to pay in shares rather than cash where appropriate.
The non-executive Group Chairperson will be paid a fixed annual fee for all Board responsibilities based on their experience and the time commitments expected for the role, together with such other benefits as the Committee may in its absolute discretion determine.
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
Certain non-executive Directors may be entitled to receive fees for their services as directors of subsidiary companies of HSBC Holdings. Such additional remuneration is determined by the Board of Directors of each relevant subsidiary within a framework set by the Committee.

–The Board will normally review the amount
of each component of fees periodically to
assess whether, individually and in
aggregate, they remain competitive and
appropriate in light of changes in roles,
responsibilities and/or time commitment of
the non-executive Directors, and to ensure
that individuals of the appropriate calibre are
retained or appointed.
–There is no prescribed maximum annual
increase. The Committee is guided by the
general increase for the employee
population but on occasions may need to
recognise other factors including, but not
limited to, change in responsibility and/or
variance to market levels of remuneration.
–Travel allowances are set at an appropriate
level, taking into account the time
requirement for non-executive Directors to
travel to overseas meetings.

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
Policy on payments for loss of office –
non-executive Directors
There are no obligations in the non-executive Directors’ letters of appointment that could give rise to remuneration payments or payments for loss of office.
Non-executive Directors are entitled to notice under their letter of appointment. Non-executive Directors’ current terms of appointment will expire as follows:

2025 AGM	2026 AGM	2027 AGM
José Antonio Meade Kuribreña	Kalpana Morparia	James Forese
	Geraldine Buckingham	Steven Guggenheimer
Rachel Duan		Eileen Murray
Dame Carolyn Fairbairn		Ann Godbehere
Brendan Nelson
Swee Lian Teo

324	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Policy alignment with UK Corporate Governance Code
The table below details how the Group Remuneration Committee addresses the principles set out in the UK Corporate Governance Code with respect to the Directors’ remuneration policy. This covers both the 2018 UK Corporate Governance Code applicable in 2024, and the revised
2024 UK Corporate Governance Code applicable from 2025 onwards. Information related to malus and clawback can be found on page 317.

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
Simplicity
–Our Directors’ remuneration policy has been designed so that it is easy to understand and transparent, while complying with the provisions set out in the UK Corporate Governance Code and the remuneration rules of the UK’s PRA and FCA, as well as meeting the expectations of our shareholders. The objective of each remuneration element is explained and the amount paid in respect of each element is clearly set out.

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
Predictability	–The charts set out on page 292 show how the total value of remuneration and its composition vary under different performance scenarios for executive Directors.
The range of possible values of rewards to individual Directors and any other limits or discretions should be identified and explained at the time of approving the policy.
Proportionality
–The annual incentive and LTI scorecards reward achievement of our financial resource plan targets, as well as long-term financial and shareholder value creation targets.
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
Alignment with culture
–In order for any annual incentive award to be made, each executive Director must achieve a minimum standard of conduct, which is assessed by reference to HSBC values.
–Annual incentive and LTI scorecards contain non-financial measures linked to our wider social strategy.
These include measures related to reducing the environmental impact of our operations, improving customer satisfaction and inclusion.
–Our Leadership 360 provides one of several ways for senior employees to ask for feedback about how they lead to help inform their ongoing development.

Incentive schemes should drive behaviours consistent with the Group’s purpose, values and strategy.
Remuneration arrangements for colleagues
Our reward principles and commitments guide our approach to
workforce reward and support our focus on being a great place to work. The Committee reviews these principles and commitments to support HSBC’s overall ability to attract, retain, develop and energise the best people, and who are aligned to HSBC’s values. Full details of our remuneration framework for colleagues is provided on page 325.
Our executive Directors’ remuneration policy aligns with the framework for colleagues as follows:
–Externally sourced market data is used to help guide pay decisions for colleagues, including executive Directors.
–The base salary increases for executive Directors take into consideration the base salary increases of colleagues across the
Group, and relevant market conditions.
–The cash in lieu of pension allowance for executive Directors will not exceed the maximum contribution (as a percentage of salary) that can be made for the majority of colleagues in the relevant jurisdiction.
–All colleagues are eligible to be considered for an annual incentive award based on their overall performance assessment, which
considers performance against goals and role expectations, and demonstration of our values-aligned behaviours. The variable pay for all colleagues, including executive Directors, is funded from a
Group variable pay pool that is determined with reference to Group performance. Colleagues who receive a variable pay award above a certain level have a portion of their award deferred over a period of three to seven years, or other period as required by regulators.
–LTI awards are considered for senior management, given their ability to directly influence the Group's long-term performance.
The Board gathers views from our colleagues through a number of engagement channels. Our management engages with colleagues, either on a Group-wide basis or in the context of smaller focus groups, to solicit feedback generally on a wide range of matters, including pay. Our annual survey on pay seeks the views of all colleagues on their performance and pay outcomes. The Committee reviews the outcomes of the survey and determines the key
remuneration priorities for the forthcoming year. Whilst we have not explicitly sought the views of colleagues on the new policy, many of our colleagues are also shareholders and therefore have the
opportunity to vote on the policy at the 2025 AGM.
As part of our annual calendar, the Committee Chair also hosts a forum attended by the chairs of our principal subsidiary boards and remuneration committees. This allows the Committee to understand local market factors and feedback gathered from colleagues, within the regions where we operate, on pay and performance matters. This also helps both management and the Committee to determine the prioritisation of pay budgets, and allows the Committee to ensure that funding is directed to the areas of need in support of the Group’s strategic ambitions.

HSBC Holdings plc Annual Report on Form 20-F	325
Remuneration structure for colleagues
We set out below the key features of our remuneration framework, which applies on a Group-wide basis, subject to compliance with local laws:

Remuneration components and objectives	Application for Group employees	Approach for executive Directors
Fixed pay Attract and retain colleagues with market competitive pay for the role, skills and experience required.
–Fixed pay may include base salary, fixed pay allowances, cash in lieu of pension and other cash allowances in accordance with local market practice.
–It is based on predetermined criteria, non-discretionary, transparent and not reduced based on performance.
–It represents a higher proportion of total compensation for more junior colleagues.
–Fixed pay may change to reflect an individual’s position, role or grade, cost of living in the country, individual skills, capabilities and experience.
–Fixed pay is generally delivered in cash on a monthly basis.
–Consistent with approach for Group colleagues except that under our proposed new policy, executive Directors will not receive a fixed pay allowance.
Benefits Support the physical, mental and financial health of a diverse workforce in accordance with local market practice.	–Benefits may include, but are not limited to, the provision of a pension, medical insurance, life insurance and health assessment.	–Provision of medical insurance, life insurance, car and tax return assistance.
Variable pay
Incentivise and reward
performance based on
annual financial and non-
financial measures
consistent with the medium-
to long-term strategy,
stakeholder interests and
values-aligned behaviours.

–All colleagues are eligible to be considered for a discretionary variable pay award. Individual awards are determined against performance goals set at the start of the year.
–Variable pay represents a higher proportion of total compensation for more senior colleagues to strengthen alignment between total compensation and business performance.
–Variable pay for employees is limited to 10 times fixed pay, except where local regulations require otherwise.
–Awards are generally paid in cash and shares. For MRTs, at least 50% of the awards are in shares and/or where required by regulations, in units linked to asset management funds.

–Annual incentive is determined
based on the outcomes of an
annual scorecard of financial
and non-financial measures.
–Executive Directors and
members of the Group
Operating Committee are also
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
–For new hires, the approach is consistent with the approach taken for employees and the policy approved by shareholders.
New hire indicative variable pay Support recruitment of key individuals.
–New hire indicative variable pay is awarded in exceptional circumstances, typically involving a critical senior new hire, and is limited to an individual’s first year of employment only. The award is subject to a number of factors (such as the respective performance of the Group, business unit and individual), and the final value paid remains at the full discretion of HSBC.
–For new hires, the approach is consistent with the approach taken for employees and the policy approved by shareholders.
Deferral Align employee interests with the medium- to long- term strategy, stakeholder interests and values-aligned behaviours.
–A Group-wide deferral approach is applicable to all employees. A portion of annual incentive awards above a specified threshold is deferred in shares vesting annually over a three-year period (33% vesting on the first and second anniversaries of grant and 34% on the third).
–Awards for MRTs are paid in line with the PRA and FCA remuneration rules, and in compliance with local regulations.
–This means that awards are generally subject to a minimum 40% deferral (60% for awards of
£500,000 or more) over a minimum period of four years up to a maximum of seven years.
–Group standard deferral generally applies to MRTs identified as ’de minimis’. Individuals based outside the UK and identified as MRTs under local regulations, would be subject to local requirements where necessary.
–All deferred awards are subject to malus provisions, subject to compliance with local laws.
Awards granted to MRTs on or after 1 January 2015 and awards granted to non-MRTs on or after 1 January 2022 are subject to clawback.
–HSBC operates an anti-hedging policy for all employees, which prohibits employees from entering into any personal hedging strategies in respect of HSBC securities.
–For all Group MRTs and the majority of local MRTs, excluding executive Directors, a minimum
50% of the deferred awards is in HSBC shares with the remaining portion in deferred cash.
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
–Any payments will be in line with the policy on loss of office.

326	HSBC Holdings plc Annual Report on Form 20-F
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

Change of control	In the event of a change of control, outstanding awards will be treated in line with the provisions set out in the respective plan rules.

HSBC Holdings plc Annual Report on Form 20-F	327
Annual report on Directors’ remuneration
This section sets out how our approved Directors’ remuneration policy was implemented during 2024.
Single total figure of remuneration
(Audited)
The following table shows the single total figure of remuneration of each executive Director for 2024, together with comparative figures. Sir
Noel Quinn retired as Group CEO and as an executive Director of the Board on 2 September 2024 and was succeeded by Georges Elhedery.
The figures below reflect the remuneration paid in respect of time spent as executive Director during 2024.

Single total figure of remuneration
	Sir Noel Quinn		Georges Elhedery
(£000)	2024	2023	2024	2023
Base salary	914	1,336	989	780
Fixed pay allowance (’FPA’)	1,138	1,700	1,288	1,085
Cash in lieu of pension	91	134	99	78
Taxable benefits[1]	66	127	39	4
Non-taxable benefits	60	89	58	52
Total fixed	2,270	3,386	2,473	1,999
Annual incentive[2,3]	1,540	2,018	1,677	1,287
Notional returns[4]	56	43	8	6
Replacement award	—	—	—	—
Long-term incentive[5,6]	5,298	4,949	1,207	—
Total variable	6,894	7,010	2,891	1,293
Total fixed and variable	9,164	10,396	5,364	3,292
1Taxable benefits include the provision of medical insurance, car benefit, accommodation and tax return assistance (including any associated tax due, where applicable).
Non-taxable benefits include the provision of life assurance and other insurance cover.
2Sir Noel Quinn was not eligible to be considered for a 2025-2027 LTI award. To satisfy regulatory requirements, 40% of the annual incentive award for Sir Noel Quinn is delivered immediately and 60% is deferred. Both immediate and deferred portions of the award are split evenly between cash and shares. The shares portion of the award is subject to a retention period of one year and both the shares and the deferred cash portions of the award are subject to clawback provisions.
3The annual incentive award for Georges Elhedery is awarded 50% in cash and 50% in shares. The shares portion of the award vests immediately at grant and is subject to a retention period of one year and clawback provisions.
4Deferred cash awards granted in prior years include a right to receive notional returns for the period between the grant and vesting date. This is determined by reference to a rate of return specified at the time of grant and paid annually, with the amount disclosed on a paid basis.
5LTI awards were made in February 2022 (in respect of 2021) at a share price of £5.380 for which the performance period ended on 31 December 2024. The value of the awards has been computed based on a share price of £7.184, the average share price during the three-month period to 31 December 2024. The value attributable to share price appreciation for Sir Noel Quinn is £1,330,238 and for Georges Elhedery is £303,006. The vesting LTI granted to Georges Elhedery was in respect of
2021 performance in his role as Co-CEO, GBM. See the following section for details of the performance assessment, which resulted in 75.00% vesting.
6The value of the 2021-2023 LTI for Sir Noel Quinn has been restated based on a share price of £5.899 to reflect the value of the award on 12 March 2024, when the first tranche of the award vested. In 2023, the value was based on the average share price during the three-month period to 31 December 2023 of £6.192.
Benefits
The values of the significant benefits in the single total figure table are set out in the following table. The accommodation benefits in Hong Kong and the car benefits for Georges Elhedery are not included in the table below as they were not deemed significant.

	Sir Noel Quinn		Georges Elhedery
(£000)	2024	2023	2024	2023
Group income protection (non-taxable)	57	84	49	49
Accommodation in Hong Kong (taxable)	18	67	—	—
Car and driver in UK and Hong Kong (taxable)	15	47	—	—
Determining executive Directors’ incentive outcomes
(Audited)
Both executive Directors met the minimum standard of conduct and behaviour for an annual incentive award to be made.
The award is determined by applying the outcome of their annual scorecard to the maximum opportunity, set at 215% of base salary.
Sir Noel Quinn has been assessed on full-year performance against the Group CEO annual scorecard with his pay outcome pro-rated for time in role up to and including 1 September 2024. Georges Elhedery has been assessed on full-year performance against both the Group
CEO and Group CFO scorecards with his pay outcome pro-rated
based on the time spent and salary received in each role.
The financial measures, weightings and targets were set at the start of the year to align with our reported financial performance, excluding notable items, to ensure that out-turns were not impacted by one-
offs. In setting the targets, the Committee considered the 2024 financial plan, 2023 performance, external commitments, scenario testing of upside and downside risks in the plan, and analyst consensus where available.
Diversity representation target ranges were set based on a trajectory to meet our external commitments. Other strategic measures were set based on maintaining or improving when compared with 2023 performance and/or market benchmarks.
In assessing performance, the Committee considered, and made no adjustment for, the impact of interest rates, re-confirming that variations in the macroeconomic environment and their impact on business outcomes remain for our executives to manage.
The Committee considered carefully the wider context in which performance was delivered in 2024 and judged that the overall scorecard outcome for both Sir Noel Quinn and Georges Elhedery was appropriate against the targets set at the start of the year for financial, strategic and personal measures.
Taking into account inputs from the Group Risk Committee, the
Committee concluded that the risk and compliance modifier should not be applied for 2024 based on the Group’s performance against key risk metrics for either Sir Noel Quinn or Georges Elhedery.

328	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Annual incentive scorecard assessment
(Audited)

Summary assessment
	Minimum (25% payout)	Maximum (100% payout)	Performance	Weighting (%)	Assessment (%)	Sir Noel Quinn Outcome (%)	Georges Elhedery Outcome (%)
Profit before tax ($bn)[1]	27.1	33.5	34.1	15.0	100.00	15.00	15.00
Target basis operating expenses ($bn)[1]	32.9	32.3	32.6	15.0	60.09	9.01	9.01
Group RoTE[1,2]	13.5%	16.5%	16.0%	25.0	87.50	21.88	21.88
Asia RoTE[1,2]	15.1%	18.1%	18.2%	5.0	100.00	5.00	5.00
Customer satisfaction	See following tables for commentary			15.0	75.00	11.25	11.25
Employee experience				10.0	70.00	7.00	7.00
Wider society				5.0	50.00	2.50	2.50
Personal measures				10.0		6.17	7.15
Total				100.0		77.81	78.79
Scorecard outcome (000)						£1,540	£1,677
Risk adjustment (000)						£—	£—
Annual incentive (000)						£1,540	£1,677
1Excluding notable items.
2The CET1 capital ratio of 14.9% exceeded the tolerance level in the risk appetite statement as required by the underpin.

Strategic measures for both executive Directors
	Measures	Weighting	Performance achievement	Assessment	Outcome
Customer satisfaction	Maintain and improve NPS in the UK and Hong Kong, and in key growth markets	15.0%
–The Committee assessed performance against a scorecard of quantitative targets set at the start of the year, and using NPS data from external providers.
–In Hong Kong we met our NPS targets, and are ranked in first place in both CMB and WPB.
–In HSBC UK, WPB saw a modest improvement in rank by two positions to joint
11th. In CMB, as measured by the Savanta MarketVue Business Banking
Survey, our Mid-Market Enterprise (’MME’) segment has improved its rank to
2nd position at FY24 (FY23: 3rd). Our Large Corporate sector was ranked 3rd for
NPS in the 2024 Coalition Greenwich UK Commercial Study.
–For other key growth markets, in WPB we improved rank in Singapore, but saw a decline in India and rank remained stable in Mexico and China. In CMB,
Singapore and India rankings are in the Top 3.
–GBM has seen an improvement globally rising from 3rd to 2nd place.
–Overall, the Committee assessed that the NPS targets were met.
				75.00%	11.25%
Employee experience	Improve diversity and inclusion	10.0%	–Senior leadership representation for women increased by 0.5 percentage points year-on-year to 34.6%, exceeding the target set. –Senior leadership colleagues with Asian heritage increased by 1.5 percentage points year-on-year to 39.3%, exceeding target. –The percentage of Black heritage colleagues in senior leadership roles remained flat at 3.0%, which was above the minimum set, but behind target. –The Inclusion index in our employee Snapshot survey remained flat at 78%, above minimum, but behind target.	70.00%	7.00%
Wider society	Execution of sustainability commitments	5.0%	–Whilst the Sustainability Execution Programme (’SEP’) is on track with mitigating actions in place for known risks, the Committee assessment considered that the pace of progress could have been accelerated with greater management focus. –The absolute financed emissions for oil & gas and thermal coal mining exceeded the 2024 goal on the trajectory towards our 2030 reduction target.	50.00%	2.50%

Personal measures for the Group CEO and the Group CFO
Personal measures were set at the start of the year and measured by the Committee against agreed targets and key performance indicators.
Group CEO	Weighting	Assessment	Performance achievement
Technology transformation	4.67%	75.00%
–Progress was made on our technology strategy through mobilisation of 83% value streams with clear accountability across technology and business leads.
–Future State Architecture (’FSA’), which defines the technology roadmap, was agreed for four areas
(Wholesale Credit & Lending, GPB & Wealth, Global FX and Wholesale Client Services Onboarding and Know
Your Customer) with 97% of FSAs approved providing a better end-state view of our strategic application estate.

Driving data quality remediation	2.33%	50.00%
–The Committee’s assessment balanced strong progress against the targets set at the start of the year, while noting that data risk is one of the three principal risk areas to have a material impact on the Group in 2024, and taking into consideration regulatory feedback.

Simplification of processes and organisation	3.0%	50.00%
–In 2024, we completed the sales of our retail banking operations in France, and businesses in Canada,
Argentina, Russia and Armenia. We announced divestments in our private banking business in Germany and our business in South Africa, and announced the planned sale of our France life insurance business. We acquired SilkRoad Property Partners Group in Singapore and Citi’s retail wealth management portfolio in mainland China. In October 2024, we announced a simplified organisational structure.

Total	6.17% out of 10.00%

HSBC Holdings plc Annual Report on Form 20-F	329

Personal measures for the Group CEO and the Group CFO (continued)
Group CFO	Weighting	Assessment	Performance achievement
Deliver activities relating to regulatory priorities	5.0%	75.00%
–The Committee’s assessment considered improved regulatory feedback on recovery and resolution planning activity, and measurement and management of IRRBB risk.
–The Integrity of Regulatory Reporting programme continues to remediate against known gaps to deliver improvements in the quality of regulatory returns, partially meeting the targets set at the start of the year.
–The regulatory excellence programme achieved efficiencies and outcomes broadly in line with the targets and milestones set, and the Finance on The Cloud programme successfully closed in April 2024.

Enhanced disclosures and controls	2.5%	67.86%
–Implemented enhanced disclosures covering banking NII, structural hedge and multi-jurisdictional revenue.
–Progress against external disclosure commitments for scope 3 emissions of Pillar 3 sections and coal exposures and delivery of other ESG regulatory deliverables including climate risk stress testing and regulatory reporting.

Drive liquidity and capital management across the Group	2.5%	87.50%	–Strong capital and liquidity positions with no breaches in risk appetite, meeting the targets set.
Total	7.63% out of 10.00%
Long-term incentive (’LTI’) awards
LTI awards over 2022 to 2024 performance period
(Audited)
Sir Noel Quinn, Georges Elhedery and Ewen Stevenson were each granted a 2022–2024 LTI award in February 2022. In line with the terms of his departure, Ewen Stevenson is a good leaver and his award has been pro-rated for time in employment.
The scorecard delivered an outcome of 75.00%, reflecting strong shareholder returns across the performance period.
Based on the performance outcome, 737,504 shares will vest for Sir
Noel Quinn, 167,991 shares will vest for Georges Elhedery and
191,224 shares will vest for Ewen Stevenson. The awards will vest in five equal annual instalments commencing in March 2025.
The Committee determined that there were no windfall gains to consider for this award given the share price at grant (£5.38) was above the share price at the previous LTI grant (£4.26).
The 2022–2024 LTI award is subject to a risk and compliance
modifier. The Committee received input from the GRC who assessed that the performance targets were delivered with appropriate risk management. On this basis, the Committee considered that no
adjustment for risk should be made.

Assessment of the 2022–2024 LTI awards
Measures (weighting)[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)	Actual	Assessment	Outcome
RoTE with CET1 capital ratio underpin[2] (25%)		8.0%	9.5%	11.0%	14.6%	100.0%	25.00%
Capital reallocation to Asia with CET1 capital ratio underpin[3] (25%)		46.0%	48.0%	50.0%	43.7%	0.0%	0.00%
Transition to net zero[4] (25%)	Carbon reduction (own emissions)	52.0%	56.0%	60.0%	66.1%	100.0%	12.50%
	Sustainable finance and investment	$285bn	$340bn	$370bn	$394bn	100.0%	12.50%
Relative TSR[5] (25%)		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of the peer group	Above upper quartile	100.0%	25.00%
Total							75.00%
1Awards vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set out in this table.
2Assessed based on RoTE in the 2024 financial year. The CET1 capital ratio of 14.9% exceeded the level required by the underpin.
3Assessed based on share of Group tangible equity (on a constant currency basis and excluding associates) allocated to Asia by 31 December 2024.
4Carbon reduction assessed on percentage reduction in total energy and travel emissions achieved by 31 December 2024 using 2019 as the baseline. Sustainable finance and investment assessed on cumulative financing provided over the performance period.
5The peer group was: Bank of America, Barclays, BNP Paribas, Citigroup, DBS Group Holdings, Deutsche Bank, J.P. Morgan Chase & Co., Lloyds Banking Group,
Morgan Stanley, Standard Chartered and UBS Group. Credit Suisse Group was removed following its acquisition by UBS Group in June 2023.

330	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

LTI awards over 2025 to 2027 performance period
After taking into account performance for 2024, and subject to shareholder approval of the new policy, the Committee intends to grant Georges Elhedery an LTI award of £9,000,000 and Pam Kaur an
LTI award of £5,250,000 (both 600% of base salary). The awards will have a three-year performance period starting on 1 January 2025.
Alongside reviewing the policy, the Committee has undertaken a comprehensive review of the performance measures used for our incentive arrangements to ensure alignment to the Group's priorities and balance delivery of financial and strategic performance.
For the 2025-2027 LTI, we will retain Group RoTE, relative TSR and environment measures, reflecting our strategic commitments, and to assess relative performance compared with peers.
We will increase the weighting of RoTE to 40%, reflecting that the delivery of a strong stable return on tangible equity is a core measure of the sustainable returns expected by our investors. Group RoTE will be assessed excluding notable items in the last year of assessment to mirror our outlook on RoTE which targets a mid-teens return in each of the three years from 2025 to 2027 excluding notable items.
The RoTE measure is subject to a CET1 capital ratio underpin. If the
CET1 capital ratio at the end of the performance period is below the
CET1 risk tolerance level set in the risk appetite statement, then the assessment for this measure will be reduced to nil.
We will increase the weighting of relative TSR to 40% as it is a key measure of shareholder returns, a material relative measure used by our peers and in line with investor expectations. No changes have been made to our relative TSR peer group, which continues to include more Asian peers to better reflect our growth and investment focus following a review in 2023.
Following feedback from our shareholders on the metrics used and recognising the increase in LTI opportunity, we have reduced the overall weighting of the environment measure from 25% to 20% to ensure a greater proportion of the LTI is aligned to value creation while supporting our ESG ambitions.
The Committee completed a comprehensive review of the
environment metrics in the LTI and discussed with major
shareholders. At this stage, financed emission targets remain difficult to include given challenges in the methodology, timeliness and frequency of reporting. This was recognised by the investors we spoke to as part of our policy engagement. We therefore decided to retain metrics on carbon reduction in our own emissions and
sustainable finance and investment, given we cannot currently use financed emissions, which is a material metric in supporting our ESG ambitions.
The Committee will continue to keep the environment measures and weighting under review for future performance cycles.
Performance targets have been set to balance stretch and
achievability so that awards act as an effective incentive for management, and incentivise outperformance against our external strategic commitments. The proposed change in remuneration
structure will be supported by target ranges calibrated to reflect the increase to the remuneration opportunity.
It was recognised by investors in our engagement that our recent LTI targets have been set to deliver maximum payouts only for
outperformance compared to consensus and our external strategic commitments.
For 2025-2027 awards:
–The maximum target for RoTE reflects stretch above plan and performance forecasts, taking into account the macroeconomic environment. The minimum target for RoTE is aligned to our
external commitment of mid-teens RoTE over the medium term.
–The minimum target for relative TSR is set ‘at the median of our peer group’, which ensures no payout for below median
performance aligned to investor expectations. The maximum is set
‘at the upper quartile of our peer group’.
–Our emissions reduction targets have been set based on meeting our forecasts relating to emissions reduction and purchase of renewable energy.
–For the sustainable finance and investment measure, we have set performance targets to support our ambition announced in 2020 to provide $750bn to $1tn of financing and investment by 2030. We reflected on sustainable financing forecasts, market demand, and regulation, as well as higher LTI opportunity in setting the stretch in the target range.
The LTI is subject to a risk and compliance modifier, which gives the
Committee the discretion to ensure performance targets are delivered with appropriate risk management.
Consistent with our approach since 2017, the number of shares to be awarded will be adjusted to reflect the expected dividend yield of the shares over the vesting period, as awards are not entitled to dividend equivalents in accordance with regulatory requirements.
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

Performance conditions for the 2025–2027 LTI awards
Measures (weighting)[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)
RoTE (excluding notable items) with CET1 capital ratio underpin[2] (40%)		14.0%	16.0%	18.0%
Relative TSR[3] (40%)		At the median of the peer group	Straight-line vesting between minimum and maximum	At the upper quartile of the peer group
Environment[4] (20%)	Carbon reduction (own emissions)	71.0%	73.0%	78.0%
	Sustainable finance and investment	$648.0bn	$720.0bn	$792.0bn
Subject to risk and compliance modifier
The Group Remuneration Committee retains the discretion to revise down the formulaic outcome taking into account performance against risk and compliance factors during the performance period.

1Awards will vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set in this table.
2To be assessed based on RoTE excluding notable items at the end of the performance period, subject to the CET1 capital ratio underpin.
3The peer group for the 2024 award is: Bank of China (Hong Kong), Barclays, BNP Paribas, China Merchants Bank, Citigroup, DBS Group Holdings, J.P. Morgan
Chase & Co., Lloyds Banking Group, OCBC Bank, Standard Chartered and UBS Group.
4Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2027 using 2019 as the baseline. The sustainable finance and investment measure will assess the cumulative amount provided and facilitated over the performance period starting from
1 January 2020 and ending 31 December 2027.

HSBC Holdings plc Annual Report on Form 20-F	331
Annual incentive measures for 2025
The 2025 annual incentive scorecard measures for our executive
Directors have been set to incentivise the delivery of our strategy and its execution at pace.
Following the Committee’s comprehensive review of the policy and its implementation, core measures of PBT, Group RoTE and costs have been retained, with each assessed excluding notable items so that the outcome reflects performance in the control of management.
We have introduced a measure on fee income growth relative to balance sheet growth to incentivise growth with less reliance on capital. To simplify and retain financial measures at 60% of the scorecard (in order to meet regulatory expectations), we have reduced the weighting for PBT to 10% and removed the Asia RoTE measure to reduce overlap with Group RoTE.
The Committee felt it appropriate to have financials weighted at 60%
to balance alignment with shareholder performance and regulatory expectations, and in line with UK peers.
Customer Net Promoter Score (’NPS’) has been retained to reflect our ambition to be a top-three bank for customer satisfaction and/or improve customer satisfaction rank.
We have added a measure focused on delivery of benefits from the organisational change.
Our people and culture measures support our strategy to have an inclusive culture of high performance. The Committee intends to assess this by considering our established inclusion index, the retention of high performers and other relevant indicators.
We have removed the sustainability measure introduced in 2024 to reduce duplication with the environment measure in the LTI, which better reflects the time horizon of our sustainability commitments.
Personal measures have been set to ensure meaningful weighting for the most critical goals for each executive Director.
The Committee will continue to retain discretion to adjust the formulaic outcomes of scorecards, taking into account factors such as
Group profits, wider business performance and stakeholder
experience, to ensure executive reward is aligned with underlying
Group performance and the broader stakeholder experience.
The weightings and performance measures for the 2025 annual
incentive scorecard for executive Directors are opposite.
Performance targets have been set to reflect the Group’s 2025 plan, external commitments, scenario testing of upside and downside risks in the plan while considering macroeconomic uncertainty, including the interest rate environment and analyst consensus where available.
The performance targets are commercially sensitive, and it would be detrimental to the Group’s interests to disclose them at the start of the financial year. However, as with the 2025-2027 LTI scorecard, the
Committee is mindful that targets must remain suitably stretching to support the increased remuneration opportunity of the new policy.
Subject to commercial sensitivity, we will disclose the targets in the
2025 Directors’ remuneration report.

2025 annual incentive performance measures	Weighting
Financial measures (all measures subject to CET1 capital ratio underpin)	60.0%
Group RoTE (excluding notable items)	25.0%
Profit before tax (excluding notable items)	10.0%
Fee income growth relative to balance sheet growth	10.0%
Target basis operating expenses (excluding notable items)	15.0%
Strategic measures	30.0%
Customer satisfaction: Improvement in NPS scores/rank	15.0%
Deliver benefits of announced organisational changes	8.0%
People and culture: Inclusion and retention of high performers	7.0%
Personal measures –Group CEO: Deliver enterprise-wide foundational priorities including regulatory excellence, wealth acceleration and strategic investments, and the Group's technology strategy. –Group CFO: Deliver activities relating to regulatory excellence priorities, Group Sustainability priorities, and robust liquidity and capital management.	10.0%
Subject to risk and compliance modifier
The Group Remuneration Committee retains the discretion to
revise down the formulaic outcome taking into account
performance against risk and compliance factors during the
performance period.

332	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Our approach to workforce reward
Our goal is to deliver a unique and exceptional experience to energise colleagues to perform at their best. This is critical to strengthening our ability to attract, retain and motivate the people we need in competitive markets where employee expectations continue to evolve.
Our workforce reward principles and commitments guide our
approach and support our focus on being a great place to work.
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
In 2024, we made several changes to improve colleague experience and unlock our performance edge:
–We introduced new performance routines to over 200,000
colleagues in 58 markets, so colleagues know what is expected of them, how they are doing and how they can improve. This is
achieved by discussing performance more frequently through the year, regularly exchanging feedback and simplifying year-end performance assessment to focus less on ratings and more on a dialogue between managers and colleagues.
–We introduced 'Target Variable Pay' to over 150,000 colleagues in 46 markets, helping improve clarity and transparency on how we make pay decisions and the impact of Group, business and individual performance on variable pay.
–We continued to improve our wellbeing offering by enhancing country Employee Assistance Programmes, increasing the number of mental health champions to expand the network's global reach, developing new financial wellbeing support and running global activity challenges to improve employees' physical wellbeing.
The Committee tracks various metrics to assess how we are doing and prioritise action plans. Our approach overall is working and has positively contributed to employee engagement, which has risen to a record high of 80% in our employee Snapshot survey. Additional metrics
highlighting some of our areas of focus in 2024 are outlined below.
Our approach to workforce reward forms part of our broader
employee value proposition and helps us retain and engage the leaders and people we need to execute our strategy. We will continue to track and measure progress against key metrics at a Group, global business and market level and use these insights to inform what improvements we can make. In 2025, we will continue to embed our performance and pay changes, protect well-being and flexibility, and reinvest in colleagues' skills development.

We will reward you responsibly	Living wage	Fixed pay	Pay fairness
Global living wage employer	3.6% (2023: 4.4%)	5	percentage points	▲
Following our accreditation as a global
living wage employer in 2024, we have
continued to work with the Fair Wage
Network which provides an independent
source of wage levels. HSBC has
achieved accreditation as a global living
wage employer in 2025 and will
continue to review all wages against
local living wage benchmarks.
increase to fixed pay for 2025, targeted at colleagues that need it most, such as those in high inflation markets.	increase in the number of colleagues who say they are paid fairly for what they do, compared with the 2021 year-end pay review.

We will recognise your success	Feedback	Recognition
81% (2023: 81% )	42% ▲	1.5m (2023: 1.4m) ▲
of colleagues say they receive feedback to help them improve performance.	average monthly increase in colleagues receiving feedback compared to 2023.	recognitions by employees of their peers for demonstrating role model behaviours that are linked to our values, up 7% on 2023.

We will support you to grow	Mental health	Financial wellbeing	Career
#1 (2023: #1)	65% (2023: 60%) ▲	71% (2023: 71%)
in the Global CCLA Corporate Mental Health Benchmark for the third year running.	of colleagues say they know where to find financial wellbeing support, an increase of five percentage points compared to 2023.	Our Career Index is six percentage points higher than the financial services benchmark.

HSBC Holdings plc Annual Report on Form 20-F	333
Committee governance
The Group Chairman, Chair of the Group Risk Committee, Group
CEO, Group Chief Risk and Compliance Officer, Group Chief People
and Governance Officer, Group Chief Legal Officer, Global Head of
Remuneration Governance and Regulatory Accountabilities
(Committee Secretary), and Group Head of Performance and Reward
routinely and selectively attend Committee meetings.
No Director is present at Committee meetings when their own
remuneration is discussed.
The Chair regularly engaged with the Committee’s key stakeholders, including senior management, independent advisors, investors, proxy advisors and regulators to listen to numerous perspectives to help inform the broader decision-making of the Committee.
A copy of the Committee’s terms of reference can be found on our website at www.hsbc.com/who-we-are/our-people/board-of-directors/
board-committees and further information on stakeholder
engagement for setting the remuneration policy is set out from page 315.
The Committee Secretary regularly met with the Chair to ensure the
Committee fulfilled its governance responsibilities, to consider input from stakeholders when finalising meeting agendas and track
progress on actions and priorities. A summary of coverage is set out in the ’Matters considered during 2024’ table below.

Matters considered during 2024
	Feb[1]	Feb[1]	Jun[2]	Jun	Jul	Sep[2]	Sep	Oct[2]	Dec
Remuneration framework and governance
Group variable pay, workforce performance and pay matters and insights	◆	◆	◆	◆	◆	◆	◆	◆	◆
Directors’ remuneration policy design	◆	◆	◆	◆	◆	◆	◆	◆	◆
Executive Director remuneration policy implementation, scorecards and pay proposals	◆	◆	◆	◆	◆	◆	◆	◆	◆
Remuneration for other senior executives of the Group	◆	◆	◆	◆	◆	◆	◆	◆	◆
Directors’ remuneration report	◆	◆	◆	◆	◆	◆	◆	◆	◆
Regulatory, risk and governance
Material risk and audit events, and performance and remuneration impacts for individuals involved	◆	◆	◆	◆	◆	◆	◆	◆	◆
Regulatory updates, including identification of Material Risk Takers	◆	◆	◆	◆	◆	◆	◆	◆	◆
Governance matters	◆	◆	◆	◆	◆	◆	◆	◆	◆
Matters from principal subsidiary committees	◆	◆	◆	◆	◆	◆	◆	◆	◆

◆	Matter considered	◆	Matter not considered
1    There were two meetings held during February.
2    The June, September and October meetings were ad hoc with reduced agenda.
How the Committee discharged its responsibilities
Activities outside formal meetings
In addition to its regular schedule, the Committee convened three ad hoc meetings to facilitate oversight of key topics under its remit in support of strategic priorities and initiatives during 2024.
The Committee keeps abreast of regulatory and investor
developments and periodically undertakes training to explore key topics in more detail. A comprehensive induction session was held with Kalpana Morparia in October 2024 to introduce her to the work of the Committee.
Connectivity with principal subsidiary
remuneration committees
The Chair hosted the biannual Remuneration Committee Chairs
Forum in October and November 2024, bringing together Committee members and Chairs of the principal subsidiary remuneration
committees. The forum provided the opportunity for members to discuss key priorities and challenges in relation to people, performance and pay matters across the Group. The focus in October was progress on Committee priorities for the year including the development of a new executive Director policy, progress on
delivering the employee value proposition commitments and to receive regional feedback on key considerations for the 2024 pay review. In November, the forum focused on the preliminary Group variable pay for 2024, and allocation by business, function and region and the 2025 fixed pay budgets.
The Committee received certifications from the principal subsidiary remuneration committees, confirming that the relevant committee had discharged its obligations overseeing the implementation and operation of HSBC’s Group Remuneration Framework and escalated all relevant concerns to the Committee. A regular report is presented to the Committee highlighting significant remuneration matters from the Group’s subsidiaries.
Collaborative oversight by the GRC, GAC and
GTOC
The Committee worked closely with, and received feedback and input from, the GRC and GAC on the alignment of remuneration with risk appetite, conduct and compliance-related matters, including risk adjustment considerations for Group variable pay and the application of the risk modifier in respect of senior employees.
The Chair met with the Chair of the GRC, GAC and GTOC to consider the Group’s risk and reward alignment framework, which is designed to promote sound and effective risk management in meeting PRA and
FCA remuneration rules and expectations. During the year, the Chair of the Committee hosted a joint session with the GRC and GTOC to consider improvements to the risk and reward framework, more details of which can be found on page 335.

334	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Advisers
The Committee received input and advice from different advisers on specific topics during 2024. Deloitte was retained as independent advisor to the Committee in 2024 having been reappointed in 2022 following a formal tender process. Deloitte also provided tax compliance and other advisory services to the Group in 2024. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK.
The Committee also received advice from Willis Towers Watson on market data and remuneration trends. Willis Towers Watson also provides actuarial support to Global Finance, benchmarking data for the wider workforce and services related to benefits administration for our Group employees. The Committee was satisfied the advice provided by Deloitte and Willis Towers Watson was objective and independent in 2024.
For 2024, total fees of £275,150 and £68,971 were incurred in relation to remuneration advice provided by Deloitte and Willis Towers
Watson, respectively. This was based on pre-agreed fees and a time-
and-materials basis.
Committee performance review
In 2024, the annual review of the performance of the Board
committees, including the Committee, was conducted externally by
IBE. On the basis of the review, the directors concluded that the
Committee continued to operate effectively.
Positive feedback was noted on the leadership of the Committee
Chair and membership of the Committee, which was considered to have practical overlap of members with other Board committees, and an appropriate flow of information between Committee Chairs.
The review highlighted the importance of both continuing to consider performance and pay for the wider workforce, and taking the
opportunity to take a fresh look at the performance and pay approach in the context of changes to the employee value proposition.
The outcomes of the evaluation have been reported to the Board, and the Committee will track the progress in implementing
recommendations during 2025.
  Further details of the annual review of the Board and Committee effectiveness can be found on page 287.

HSBC Holdings plc Annual Report on Form 20-F	335
Additional remuneration disclosures
This section provides further information in relation to executive Director and wider workforce remuneration as required by the UK, Hong Kong, and Pillar 3 remuneration disclosure requirements. For the purpose of the Pillar 3 remuneration disclosures, executive Directors and non-
executive Directors are considered to be members of the management body. Members of the Group Executive Committee other than the executive Directors are considered as senior management.
Link between risk, performance and reward
Our remuneration practices promote sound and effective risk management to support our business objectives and the delivery of our strategy.
We set out below the key features of our framework, which enable us to align between risk, performance and reward, subject to compliance with local laws and regulations:

Framework elements	Application
Variable pay
–Group variable pay is expected to reflect Group performance, based on a range of financial and non-financial factors. We use a structured payout ratio range, that varies the payout ratio with profits before tax, and a countercyclical funding methodology, with both a floor and a ceiling, with the payout ratio generally reducing as performance increases to avoid pro-cyclicality. The floor recognises that even in challenging times, remaining competitive is important. The ceiling recognises that at higher levels of performance it is not always necessary to continue to increase variable pay, thereby limiting the risk of inappropriate behaviour to drive financial performance.
–The main quantitative and qualitative performance and risk metrics used for assessment of performance include:
–Group and business unit financial performance, considering contextual factors driving performance, and capital requirements;
–current and future risks, taking into consideration performance against the risk appetite, financial resourcing plan and global conduct outcomes; and
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

Individual performance
–Assessment of individual performance is made with reference to clear and relevant financial and non-financial goals. Goals for senior management take into account appropriate measures linked to sustainability risks, such as: reduction in carbon footprint; facilitating financing to help clients with their transition to net zero; employee inclusion; and risk and compliance measures, subject to local legal requirements.
–A mandatory global risk and compliance goal is included for all other employees. Subject to any legal/regulatory requirements, all employees receive an overall performance assessment supported by an assessment against the minimum values-aligned behaviours and conduct standards expected of all colleagues and performance on their goals. This ensures that performance is assessed not only on what is achieved but also on how it is achieved.

Control function staff
–Group policy is for control functions staff to report into their respective function. Remuneration decisions for senior functional roles are made by the global function head.
–The performance and reward of individuals in control functions, including risk and compliance colleagues, are assessed according to a balanced scorecard of goals specific to the functional role they undertake.
–Their remuneration is determined independent of the performance of the business areas they oversee.
–Remuneration is carefully benchmarked with the market and internally to ensure it is set at an appropriate level.
–The Committee is responsible for approving remuneration for the Group Chief Risk and Compliance Officer and Group Head of Internal Audit.

Variable pay adjustments and conduct recognition
–Variable pay awards may be adjusted upwards or downwards to reflect positive or negative conduct in adherence with the Code of Conduct.
Downward adjustments can be made in circumstances including:
–detrimental conduct, including conduct that brings HSBC into disrepute;
–involvement in events resulting in significant operational losses, or events that have caused or have the potential to cause significant harm to HSBC; and
–non-compliance with the values-aligned behaviours and other mandatory requirements or policies.
–Rewarding positive conduct can be through use of our global recognition platform, At Our Best, or positive adjustments to variable pay awards.

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
–Clawback can also be applied to vested or paid awards granted to designated Executive Officers as defined by the US Securities and Exchange
Commission (’SEC’) for a period of three years in the event of an accounting restatement due to material non-compliance with any financial reporting requirement under the US securities laws.

Sales incentives	–We generally do not operate commission-based sales plans, unless aligned with local market practice and with appropriate safeguards to avoid incentivising inappropriate sales behaviours.
Identification of MRTs
–We identify individuals as MRTs based on qualitative and quantitative criteria set out in the PRA’s and FCA’s remuneration rules. Our identification process is underpinned by the following key principles:
–MRTs are identified at Group, HSBC Bank (consolidated) and HSBC UK Bank level.
–MRTs are also identified at other solo regulated entity level as required by the regulations.
–When identifying an MRT, HSBC considers a colleague’s role within its matrix management structure. The global business and function that an individual works within takes precedence, followed by the geographical location in which they work.
–We also identify additional MRTs based on our own internal criteria, which include compensation thresholds and individuals in certain roles and grades who otherwise would not be identified as MRTs under the remuneration rules.

336	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Summary of shareholder return and Group CEO remuneration
The graph shows HSBC TSR performance (based on the daily spot
Return Index in sterling) against the FTSE 100 Total Return Index for the 10-year period ended 31 December 2024.
The FTSE 100 Total Return Index has been chosen as a recognised broad equity market index of which HSBC Holdings is a member.
The single total figure remuneration for the Group CEO over the past
10 years, together with the outcomes of the respective
annual incentive and LTI awards, are presented in the following table.

HSBC TSR and FTSE 100 Total Return Index

	2015	2016	2017	2018		2019		2020	2021	2022	2023	2024
Group CEO	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	John Flint	John Flint	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn[1,2]	Georges Elhedery[2,3]
Single total figure £000[4]	7,340	5,675	6,086	2,387	4,582	2,922	1,977	4,154	4,895	5,562	10,396	9,164	1,867
Annual incentive[5] (% of maximum)	45%	64%	80%	76%	76%	61%	66%	32%	57%	75%	70%	78%	78%
Long-term incentive[5,6,7] (% of maximum)	41%	–%	–%	100%	–%	–%	–%	–%	–%	–%	75%	75%	—%
1Sir Noel Quinn’s 2024 single total figure reflects his single total figure of remuneration and includes his total fixed pay, benefits and annual incentive up to and including 1 September 2024 when he stepped down as Group CEO, plus his vesting 2022-2024 LTI.
2The 2024 annual incentive figures for Sir Noel Quinn and Georges Elhedery reflect their assessment against the Group CEO scorecard for their periods as Group
CEO.
3Georges Elhedery’s total single figure reflects his total fixed pay, annual incentive and benefits in respect of his period as Group CEO (for the period 2 September
2024 to 31 December 2024). Georges Elhedery’s vesting 2022-2024 LTI was granted before his appointment as Group CEO and has been excluded.
4Sir Noel Quinn’s 2023 single total figure has been restated to reflect the value of the 2021-2023 LTI on 12 March 2024, when the first tranche of the award vested.
5The 2012 annual incentive figure for Stuart Gulliver included 60% of the annual incentive disclosed in the 2012 Directors’ remuneration report, which was deferred for five years and subject to service conditions and satisfactory completion of the five-year deferred prosecution agreement with the US Department of
Justice, entered into in December 2012 (’AML DPA’) as determined by the Committee. The AML DPA performance condition was met and the award vested in
2018. The value of the award at vesting was in the 2018 single total figure of remuneration and included as long-term incentive for 2018.
6Long-term incentive awards are included in the single total figure of remuneration for the year in which the performance period is deemed to be substantially completed. For Group Performance Share Plan (’GPSP’) awards, this is the end of the financial year preceding the date of grant. The GPSP award shown in 2015 therefore relates to the award granted in 2016.
7The GPSP was replaced by the LTI in 2016 and the value for GPSP is nil for 2016 as no GPSP award was made. LTI awards have a three-year performance period and the first LTI award was made in February 2017. The value of the LTI awards expected to vest will be included in the total single total figure of remuneration of the year in which the performance period ends.
Voting results from Annual General Meeting

2024 Annual General Meeting voting results
	For	Against	Withheld
Remuneration report (votes cast)	97.36%	2.64%	––
	9,581,517,143	259,382,421	7,973,872
Remuneration Committee discretion to set appropriate variable to fixed pay ratio(s) for Material Risk Takers (votes cast)	99.31%	0.69%
	9,760,585,369	67,898,883	20,437,945
Remuneration policy (votes cast from 2022 Annual General Meeting)	95.73%	4.27%	––
	7,666,488,029	342,320,697	7,773,468

HSBC Holdings plc Annual Report on Form 20-F	337
Pay ratio
The following table shows the ratio between the total pay of the
Group CEO and the lower quartile, median and upper quartile pay of our UK employees.
Total pay and benefits for the Group CEO reflects the total fixed pay, annual incentive and benefits for Sir Noel Quinn up to and including
1 September 2024 and for Georges Elhedery from 2 September 2024, plus the value of Sir Noel Quinn’s vesting 2022-2024 long-term incentive
(’LTI’), which was awarded in respect of his performance as Group CEO in 2021. The median ratio is stable year on year, reflecting that a LTI has vested in each of the last two years with a similar scorecard outcome.

Total pay ratio
	Method	Lower quartile	Median	Upper quartile
2024	A	283:1	165:1	87:1
2023[1]	A	285:1	165:1	86:1
2022	A	167:1	95:1	49:1
2021	A	154:1	90:1	46:1
2020	A	139:1	85:1	43:1
2019	A	169:1	105:1	52:1

Total pay and benefits amounts used to calculate the ratio
(£)	Method	Lower quartile		Median		Upper quartile
		Total pay and benefits	Total salary	Total pay and benefits	Total salary	Total pay and benefits	Total salary
2024	A	38,995	31,962	66,772	53,945	127,050	91,664
2023	A	36,528	27,680	63,000	45,536	121,223	89,506
2022	A	33,284	24,615	58,257	41,000	113,778	95,000
2021	A	31,727	27,666	54,678	41,500	106,951	84,000
2020	A	29,833	23,264	48,703	36,972	96,386	75,000
2019	A	28,920	24,235	46,593	41,905	93,365	72,840
1The 2023 pay ratios have been restated to reflect the revised 2023 single total figure of remuneration for Sir Noel Quinn.
The total pay and benefits for the median employee for 2024 was
£66,772, a 6.0% increase compared with 2023.
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
Executive Directors also have a higher proportion of their variable pay delivered in shares, which vest over a period of seven years with a post-
vesting retention period of one year. During this deferral and retention period, the awards are linked to the share price so the value of award realised by them after the vesting and retention period will be aligned to the performance of the Group.
We are satisfied that the median pay ratio is consistent with the pay and progression policies for our UK workforce, taking into account the diverse mix of our UK employees, the pay mix applicable to each role and our objective of delivering market competitive pay for each role subject to
Group, business and individual performance.
Our ratios have been calculated using the option ‘A’ methodology prescribed under the UK Companies (Miscellaneous Reporting)
Regulations 2018. Under this option, the ratios are calculated using full-
time equivalent pay and benefits of all employees providing services in the
UK at 31 December 2024. We believe this approach provides accurate information and representation of the ratios. The ratio has been computed taking into account the pay and benefits of over 34,000 UK employees, other than the Group CEOs. We calculated our pay quartiles and benefits information for our UK employees using:
–full-time equivalent annualised fixed pay, which includes base salary and allowances, at 31 December 2024;
–variable pay awards for 2024;
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
Full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee’s data as at 31 December 2024.
Where an employee works part-time, fixed pay and benefits are grossed up, where appropriate, to full-time equivalent. One-off benefits have not been included in calculating the ratios as these are not permanent in nature and in some cases, depending on individual circumstances, may not truly reflect a benefit to the employee.
The reported ratios may not be comparable to our international and listed peers on the FTSE 100, given differences in business mix and size, employment and compensation practices, methodologies for computing pay ratios and assumptions used by companies.
Relative importance of spend on pay
The following chart shows the change in:
–total employee pay between 2023 and 2024; and
–dividends and share buy-backs in respect of 2023 and 2024.
In 2024, total spend on pay was stable compared with 2023. The total return to shareholders increased by 43% compared with 2023. This included the special dividend of $0.21 per share that was paid in June following the completion of the sale of our banking business in Canada, as well as $11bn of capital return to shareholders through share buy-
backs, which included the up to $2bn buy-back announced at our 2023 annual results in February 2024. In addition, the Group has announced the intention to initiate a further buy-back of up to $2bn. Dividends include an approximation of the amount payable in April 2025 in relation to the fourth interim dividend of $0.36 per ordinary share.
Relative importance of spend on pay

Total return to shareholder	2024	▲ 43%
	2023
Employee pay	2024	▲ 1%
	2023
$15.9bn
$11.0bn
$11.8bn
$7.0bn

338	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Comparison of Directors’ and employees’ pay
The following table compares the changes in each Director’s base salary, taxable benefits and annual incentive between 2020 and 2024 with the percentage change in each of those elements of pay for UK-
based employees of HSBC Group Management Services Limited, the employing entity of the executive Directors.
The non-executive Director fees were increased in 2024. The year-on-
year percentage change in fees noted in the table below is primarily driven by any pro-rated fees received by the non-executive Director based on time served by them on the Board and the relevant Board committees and any additional responsibilities taken on by the non-
executive Director during each year. The value of benefits received by the non-executive Directors reflect the taxable expense
reimbursements claimed, and the associated gross-up tax, in relation to attending the Board meetings in each year. Page 344 provides the underlying single total figure of remuneration for non-executive
Directors used to calculate these figures.

Annual percentage change in remuneration
	Base salary/fees					Benefits					Annual incentive
Director/employees	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020
Executive Directors
Sir Noel Quinn[1,2,3]	(31.6)	0.5	3.2	1.7	151.7	(47.8)	6.7	25.3	(48.9)	353.7	(23.7)	(6.7)	36.1	99.0	20.2
Georges Elhedery[4]	26.7	—	—	—	—	866.0	—	—	—	—	30.3	—	—	—	—
Non-executive Directors
Geraldine Buckingham[5]	10.7	57.4	—	—	—	(40.0)	—	—	—	—	—	—	—	—	—
Rachel Duan[6,7]	4.5	8.4	235.8	—	—	—	(100.0)	—	—	—	—	—	—	—	—
Dame Carolyn Fairbairn[7,8]	4.7	5.3	231.1	—	—	—	(100.0)	—	—	—	—	—	—	—	—
James Forese[9]	5.5	10.2	20.5	257.5	—	300.0	—	—	—	—	—	—	—	—	—
Ann Godbehere[10]	472.1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Steven Guggenheimer[11]	(1.9)	0.8	4.8	86.6	—	300.0	(90.0)	—	—	—	—	—	—	—	—
José Antonio Meade Kuribreña[12]	3.7	0.8	8.5	10.4	28.7	75.0	(71.4)	—	(100.0)	100.0	—	—	—	—	—
Kalpana Morparia[13]	45.9	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Eileen Murray[14,15]	14.1	10.7	(1.5)	121.7	—	(100.0)	—	—	—	—	—	—	—	—	—
Brendan Nelson[16]	306.2	—	—	—	—	216.7	—	—	—	—	—	—	—	—	—
David Nish[17]	(66.8)	0.4	(1.0)	0.4	108.7	57.9	(13.6)	120.0	25.0	(50.0)	—	—	—	—	—
Swee Lian Teo[18]	402.0	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Sir Mark Tucker	—	—	—	—	—	184.3	(54.9)	242.4	(36.5)	(77.5)	—	—	—	—	—
Employee group[19]	3.3	5.0	3.1	1.0	2.0	4.1	5.7	7.0	1.3	2.3	2.4	11.7	3.7	25.2	(20.0)
1Sir Noel Quinn succeeded John Flint as interim Group CEO with effect from 5 August 2019 and was appointed permanently into the role on 17 March 2020. The annual percentage change in 2020 for Sir Noel Quinn is based on remuneration reported in his 2019 single total figure of remuneration (for the period 5 August
2019 to 31 December 2019) and his 2020 single total figure of remuneration (for the period 1 January 2020 to 31 December 2020). Based on his annualised 2019 compensation as an executive Director, his percentage change in salary, benefits and annual incentive was 2.1%, 85.2% and -50.9%, respectively for 2020.
2Sir Noel Quinn voluntarily waived the cash portion of his 2020 annual incentive. The year-on-year percentage change between 2020 and 2021 would be -1%
without this cash waiver.
3Sir Noel Quinn stepped down as Group CEO and as an executive Director of the Board with effect from 2 September 2024. The annual percentage change in
2024 for Sir Noel Quinn is based on remuneration reported in his 2024 single total figure of remuneration (for the period 1 January 2024 to 1 September 2024).
Based on his annualised 2024 compensation as an executive Director, his percentage change in salary, benefits and annual incentive was 3.0%, -22.4% and
14.1% respectively for 2024.
4Georges Elhedery succeeded Ewen Stevenson as Group CFO with effect from 1 January 2023, and succeeded Sir Noel Quinn as Group CEO with effect from
2 September 2024. The annual percentage change in 2024 for Georges Elhedery is based on remuneration reported in his 2024 single total figure of remuneration, which reflects compensation as both Group CFO and Group CEO during 2024.
5Geraldine Buckingham stepped down as a member of the Group Risk Committee on 1 October 2024 and was appointed as a member of the Group Audit
Committee and Chair of the Sustainability Working Group on 1 October 2024.
6Rachel Duan was appointed as a member of the Group Audit Committee on 1 June 2022.
7Rachel Duan and Dame Carolyn Fairbairn did not receive taxable benefits in 2023, resulting in a 100% reduction in benefits from the prior year.
8Dame Carolyn Fairbairn was appointed as Chair of the Group Remuneration Committee effective 29 April 2022.
9James Forese was appointed as non-executive Chair of HSBC North America Holdings, Inc in 2021. He was appointed as a member of the Sustainability Working
Group on 1 October 2024.
10Ann Godbehere was appointed as a member of the Group Audit Committee on 21 February 2024 and as a member of the Sustainability Working Group on 1
October 2024. She was also appointed as Senior Independent Director on 3 May 2024.
11Steven Guggenheimer joined the Board on 1 May 2020. He stepped down as a Co-Chair of the Technology Governance Working Group on 1 March 2024 and
was appointed as a member of the Group Technology Committee on 1 March 2024.
12José Antonio Meade Kuribreña did not receive taxable benefits in 2021, resulting in a 100% reduction in benefits from the prior year.
13Kalpana Morparia joined the Board on 1 March 2023. She was appointed as a member of the Group Technology Committee on 1 March 2024 and Group
Remuneration Committee on 1 October 2024. Kalpana Morparia stepped down as a member of Group Risk Committee on 1 October 2024.
14Eileen Murray was appointed as a member of the Group Audit Committee on 1 June 2022. She stepped down as the Co-Chair of the Technology Governance
Working Group Committee and was appointed as the Chair of the Group Technology Committee on 1 March 2024. Eileen Murray stepped down as a member of the Group Audit Committee and was appointed as a member of the Group Risk Committee on 1 October 2024.
15Eileen Murray did not receive taxable benefits in 2024, resulting in a 100% reduction in benefits from the prior year.
16Brendan Nelson was appointed as Chair of the Group Audit Committee on 21 February 2024. He was appointed as a member of the Group Technology
Committee on 1 March 2024 and the Sustainability Working Group on 1 October 2024.
17David Nish retired from the Board effective 3 May 2024.
18Swee Lian Teo was appointed as a member of the Group Technology Committee on 1 March 2024 and the Sustainability Working Group on 1 October 2024.
19Employee group consists of individuals employed by HSBC Group Management Services Ltd, the employing entity of the executive Directors, as no individuals are employed directly by HSBC Holdings.

HSBC Holdings plc Annual Report on Form 20-F	339
Scheme interests awarded during 2024
(Audited)
The table below sets out the scheme interests granted to executive Directors during 2024 in respect of the 2023 performance year, as disclosed in the 2023 Directors’ remuneration report. No non-executive Directors received scheme interests during the financial year. The below table includes details of immediate shares and fixed pay allowances in compliance with Chapter 17 of the Rules Governing the Listing of
Securities on The Stock Exchange of Hong Kong Limited.

Scheme awards in 2024
(Audited)
	Type of interest awarded	Basis on which award made	Date of award	Face value awarded £000	Percentage receivable for minimum performance	Number of shares awarded	End of performance period
Sir Noel Quinn	LTI deferred shares[1]	% of base salary	26 February 2024	5,822	25	974,853	31 December 2026
	Immediate shares[2]	% of base salary	26 February 2024	1,009	N/A	168,955	31 December 2023
	Fixed pay allowance[3]	N/A	8 May 2024	300	N/A	42,146	N/A
			15 August 2024	300	N/A	46,219	N/A
			5 November 2024	300	N/A	41,846	N/A
Georges Elhedery	LTI deferred shares[1]	% of base salary	26 February 2024	3,399	25	569,177	31 December 2026
	Immediate shares[2]	% of base salary	26 February 2024	643	N/A	107,752	31 December 2023
	Fixed pay allowance[3]	N/A	8 May 2024	192	N/A	26,899	N/A
			15 August 2024	192	N/A	29,498	N/A
			5 November 2024	299	N/A	41,720	N/A
1In accordance with the remuneration policy approved by shareholders at the 2022 AGM, the LTI award was determined at 320% of base salary for Sir Noel
Quinn and 320% of base salary for Georges Elhedery. The number of shares to be granted was determined by taking HSBC’s closing share price of £5.972 taken on 23 February 2024, and applying a discount based on HSBC’s expected dividend yield of 6.25% per annum for the vesting period (£4.385). The fair value of the awards was £2.028 based on IFRS 2 accounting standards. LTI awards are conditional share awards subject to a three-year forward-looking performance period and vest in five equal annual instalments, between the third and seventh anniversary of the award date, subject to performance achieved. Awards are subject to clawback for a maximum period of 10 years from the date of the award and are not eligible for dividend equivalents.
2Immediate share awards are granted based on the previous years’ performance as part of the annual incentive and are not subject to forward-looking performance conditions. On vesting, awards will be subject to a one-year retention period. The face values of the immediate share awards have been computed using HSBC’s closing share price of £5.972 taken on 23 February 2024. The fair value of the awards was £5.957 based on IFRS 2 accounting standards. Awards are subject to clawback for a maximum period of 10 years from the date of the award.
3Fixed pay allowance awards are granted in instalments in accordance with the remuneration policy approved by shareholders at the 2022 AGM, and are not subject to forward-looking performance conditions. Individual tax liabilities were satisfied in cash, therefore the face value awarded represents the net of tax value of the shares and the number of shares awarded reflects the net of tax number of shares. The fixed pay allowance awards have been computed using
HSBC’s closing share price of £7.126 taken on 7 May 2024, £6.498 taken on 14 August 2024 and £7.177 taken on 4 November 2024. The fair values of these awards are based on IFRS 2 accounting standards and are £7.208, £6.558 and £7.224 respectively. These awards vest immediately and are subject to a retention period and released annually on pro-rata basis over five years, starting in March 2025.

Performance conditions for the 2024–2026 LTI awards (Audited)
Measures (weighting)[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)
RoTE with CET1 capital ratio underpin[2] (37.5%)		14.0%	16.0%	17.0%
Environment and sustainability[3] (25%)	Carbon reduction (own emissions)	66.0%	70.0%	74.0%
	Sustainable finance and investment	$539.0bn	$641.0bn	$693.0bn
Relative TSR[4] (37.5%)		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of peer group
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
3Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2026 using 2019 as the baseline. The sustainable finance and investment measure will assess the cumulative amount provided and facilitated over the period ending 31 December 2026.
4The peer group for the 2024–2026 award is: Bank of China (Hong Kong), Barclays, BNP Paribas, China Merchants Bank, Citigroup, DBS Group Holdings,
J.P. Morgan Chase & Co., Lloyds Banking Group, OCBC Bank, Standard Chartered and UBS Group.

340	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Other scheme interests held during 2024
The table below details scheme interests held by executive Directors during 2024, in respect of prior performance years. Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in some circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Other scheme interests in 2024
						HSBC Holdings ordinary shares
	Type of interest held	Dates of award	Award price (£)[1]	Usually vesting		At 1 Jan 2024	Vested in period	Lapsed in period	Cancelled in period	At 31 Dec 2024
				from	to
Sir Noel Quinn	LTI deferred shares	1 Mar 2021	4.262	1 Mar 2024	31 Mar 2028	1,118,554	167,782[2]	279,639	—	671,133
		28 Feb 2022	5.380	1 Mar 2025	31 Mar 2029	983,339	—	—	—	983,339
		27 Feb 2023	6.357	1 Mar 2026	31 Mar 2030	861,422	—	—	—	861,422
	Deferred shares	27 Feb 2017[3]	6.503	1 Mar 2020	31 Mar 2024	19,886	20,698[4]	—	—	—
		26 Feb 2018[5]	7.234	1 Mar 2021	31 Mar 2025	43,011	21,504	—	—	21,507
		25 Feb 2019[6]	6.235	1 Mar 2022	31 Mar 2026	84,351	28,117	—	—	56,234
		24 Feb 2020[7]	5.622	1 Mar 2023	31 Mar 2027	161,362	40,340	—	—	121,022
Georges Elhedery	LTI deferred shares	28 Feb 2022	5.380	1 Mar 2025	31 Mar 2029	223,989	—	—	—	223,989
		27 Feb 2023	6.357	1 Mar 2026	31 Mar 2030	251,474	—	—	—	251,474
	Deferred shares	25 Feb 2019[8]	6.235	1 Mar 2020	31 Mar 2024	17,193	17,193	—	—	—
		24 Feb 2020[7]	5.622	1 Mar 2023	31 Mar 2027	118,129	29,532	—	—	88,597
		1 Mar 2021[9]	4.262	1 Mar 2024	31 Mar 2028	305,523	61,104	—	—	244,419
		28 Feb 2022[10]	5.380	1 Mar 2025	31 Mar 2029	273,163	—	—	—	273,163
1The award price is the closing price on the day before the grant date. In all cases the purchase price is nil.
2The performance conditions were assessed and confirmed at 75%. The remaining 25% of the award was forfeited. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award vests in five equal tranches commencing in 2024. The first tranche vested on 12 March 2024 at a market value of £5.8992. The closing price of the shares immediately before the date on which the awards were vested was £5.758.
3The award vested in five equal annual tranches. The final tranche vested on 11 March 2024 at a market value of £5.7534. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £5.799.
4The quantity vested included 812 dividend equivalents allocated in respect of the Q4 2023 dividend.
5Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The fourth tranche vested on 12 March 2024 at a market value of £5.8992. The closing price of the shares immediately before the date on which the awards were vested was £5.758.
6Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The third tranche vested on 11 March 2024 at a market value of £5.7534. The closing price of the shares immediately before the date on which the awards were vested was £5.799.
7Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The second tranche vested on 11 March 2024 at a market value of £5.7534. The closing price of the shares immediately before the date on which the awards were vested was £5.799.
8Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The award vested in five equal annual tranches. The final tranche vested on 11 March 2024 at a market value of £5.7534. The closing price of the shares immediately before the date on which the awards were vested was £5.799.
9Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The first tranche vested on 12 March 2024 at a market value of £5.8992. The closing price of the shares immediately before the date on which the awards were vested was £5.758.
10The award will vest in five equal annual tranches commencing in 2025. Shares equivalent in number to those that vest under the award (net of tax liabilities)
must be retained for one year from the vesting date.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC
Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.
There have been no changes in the shares or debentures of the Directors from 31 December 2024 to the date of this report.

HSBC Holdings plc Annual Report on Form 20-F	341
Executive Directors’ interests in shares
(Audited)
The shareholdings of executive Directors in 2024, including the shareholdings of their connected persons, at 31 December 2024 (or the date they stepped down from the Board, if earlier) are set out below. The following table shows the comparison of shareholdings with the company shareholding guidelines. There have been no changes in the shareholdings of the executive Directors from
31 December 2024 to the date of this report.
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
subject to a vesting and/or retention period.

Shares
(Audited)
	Shareholding guidelines (% of salary)	Shareholding at 31 Dec 2024[2] or date stepped down (% of salary)	At 31 Dec 2024, or date stepped down from the Board if earlier
				Scheme interests
			Share interests (number of shares)	Share options[3]	Shares awarded subject to deferral[1]
					without performance conditions	with performance conditions[4]
Executive Directors
Sir Noel Quinn[5] (stepped down from 2 September 2024)	400%	1,068%	2,046,949	—	869,896	2,819,614
Georges Elhedery[5] (appointed as Group CEO from 2 September 2024)	400%	504%	966,017	—	606,179	1,044,640
1The gross number of shares is disclosed. A portion will be sold at vesting to cover any income tax and social security that falls due at the time of vesting.
2The value of the shareholding is calculated using an average of the daily closing share prices in the three months to 31 December 2024 (£7.184), and does not include any unvested interests.
3At 31 December 2024, Sir Noel Quinn and Georges Elhedery did not hold any options under the HSBC Holdings Savings-Related Share Option Plan (UK).
4LTI awards granted in February 2022, 2023 and 2024 are subject to the performance conditions as set out in the preceding sections.
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
Payments to past Directors
(Audited)
In line with the terms of his departure disclosed in our Annual Report and Accounts 2022, Ewen Stevenson was granted good leaver status.
Ewen Stevenson is eligible to receive vesting of the 2022–2024 LTI award, pro-rated for time in employment subject to satisfaction of non-compete provisions under which he cannot undertake a role with a defined list of competitor financial services firms for 12 months after his employment ceases with HSBC. Details of the 2022–2024
LTI outcome are outlined on page 329.
No other payments were made to, or in respect of, former Directors in the year in excess of the minimum threshold of £50,000 set for this purpose.
External appointments
During 2024, executive Directors did not receive any fees from external appointments.
Payments for loss of office
(Audited)
Departure terms for Sir Noel Quinn
Sir Noel Quinn is leaving the Group on 30 April 2025. He will continue to receive his salary, Fixed Pay Allowance (’FPA’), cash in lieu of pension allowance and other benefits up to (and including) his retirement date in the normal way. The aggregate value of these payments from 2 September 2024 to 31 December 2024 was
£1,147,055 and comprised a salary of £454,844, a FPA of £562,019, cash in lieu of pension allowance of £45,484 and benefits totalling
£84,707, which includes Group Income Protection, a contribution towards Sir Noel Quinn's legal fees incurred in connection with his departure arrangements and other benefits in connection with his retirement. Sir Noel Quinn will also receive cash in lieu of unused holiday on expiry of his notice period. The fixed pay allowance will be awarded in immediately vested shares, be subject to a retention period and released on a pro-rata basis over five years.
Sir Noel Quinn will not be eligible for an LTI award in respect of the
2024 performance year, or any annual incentive award in respect of the 2025 performance year. In accordance with the contractual terms

342	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

agreed and our approved Directors’ remuneration policy, Sir Noel
Quinn was granted good leaver status in respect of his outstanding unvested share awards. Good leaver status is conditional upon him not taking up a role with a defined list of competitor financial services firms for a year from his departure date. As a good leaver, his deferred share awards will continue to vest and be released on their scheduled vesting dates, subject to the relevant terms (including post-
vesting retention periods, malus and, where applicable, clawback).
Any vesting of his LTI awards will be pro-rated for the period up to the departure date and will be subject to the relevant terms (including post-vesting retention periods, malus and clawback) and the
achievement of the required performance conditions. For this purpose, his 2022 and 2023 LTI awards have been pro-rated for time with the maximum number of shares, being 669,995 and 433,268 respectively, still subject to performance.
Sir Noel Quinn will be eligible to receive certain post-departure benefits for a period of up to seven years after the departure date. Sir
Noel Quinn will receive no other compensation or payment for the termination of his service agreement or his ceasing to be a Director of the Group.
Directors’ emoluments
The details of compensation paid to executive and non-executive Directors for the year ended 31 December 2024 are set out below:

Emoluments
	Sir Noel Quinn		Georges Elhedery		Non-executive Directors[1]
	2024	2023	2024	2023	2024	2023
	£000	£000	£000	£000	£000	£000
Directors' base salary, allowances and benefits in kind	2,270	3,386	2,473	1,999
Non-executive Directors' fees and benefits in kind					5,583	4,769
Pension contributions	—	—	—	—	—	—
Performance-related pay paid or receivable[2,3]	1,540	6,293	10,677	3,783	—	—
Inducements to join paid or receivable	—	—	—	—	—	—
Compensation for loss of office	1,147	—	—	—	—	—
Notional return on deferred cash	56	43	8	6	—	—
Total	5,013	9,722	13,157	5,788	5,583	4,769
Total ($000)	6,406	12,424	16,814	7,397	7,135	6,095
1Fees and benefits in kind for 2024 reflects the population as per the single total figure table for non-executive Directors, which excludes individuals who have stepped down from the Board during 2024.
2Includes the value of the deferred and LTI awards at grant.
3The 2024 value of performance-related pay paid or receivable for Georges Elhedery includes the proposed 2025-2027 LTI award under the new executive
Director remuneration policy, which is subject to shareholder approval at the 2025 AGM.
The aggregate amount of Directors’ emoluments (including both executive Directors and non-executive Directors) for the year ended
31 December 2024 was $30,355,377. The aggregate value of Director retirement benefits for current Directors is nil.
As per our policy, benefits in kind may include, but are not limited to, the provision of medical insurance, income protection insurance, health assessment, life assurance, club membership, tax assistance, car benefit, travel assistance, provision of company owned-accommodation and relocation costs (including any tax due, where applicable).
The details of compensation paid to former executive Directors for the year ended 31 December 2024 are set out below:

Emoluments to former executive Directors
	Douglas Flint		Stuart Gulliver		John Flint		Marc Moses
	£	$	£	$	£	$	£	$
Post-employment medical insurance benefits	8,018	10,246	8,018	10,246	12,161	15,541	18,950	24,217
Tax return support	—	—	—	—	—	—	2,500	3,195
1Amounts are converted into US dollars based on the average exchange rates for the year.
The total aggregate value of benefits provided to former executive Directors in 2024 was £49,646 ($63,444). There were payments under retirement benefit arrangements to four former Directors of £3,225,964.
We note an additional retirement benefit payment made in 2023 to a former Director of £1,038,863. This means payments under retirement benefit arrangements for 2023 were made to four former Directors, totalling £2,420,537.
The provision at 31 December 2024 in respect of unfunded pension obligations to two former Directors amounted to £352,441. This relates to unfunded unapproved retirement benefits schemes.

HSBC Holdings plc Annual Report on Form 20-F	343
Emoluments of senior management and five highest paid employees
The following tables set out the emoluments paid to senior management, which in this case comprises executive Directors and members of the
Group Executive Committee, for the year ended 31 December 2024, or for the period of appointment in 2024 as a Director or member of the
Group Executive Committee. Details of the remuneration paid and share awards granted to the five highest paid employees, comprising
Georges Elhedery, Pam Kaur and three other members of the Group Executive Committee for the year ended 31 December 2024, are also presented.

Five highest paid employees – share awards (HSBC Share Plan 2011)
Dates of award	Award price (£)[1]			HSBC Holdings ordinary share awards
		Usually vesting		At 1 Jan 2024	Granted in period	Vested in period[2]	Lapsed in period	Cancelled in period	At 31 Dec 2024
		from	to
2017 to 2023	—	1 Mar 2024	30 Mar 2030	4,290,807	—	478,332	—	—	3,812,475
26 Feb 2024[3]	5.972	26 Feb 2024	30 Mar 2031	—	2,064,764	568,482	—	—	1,496,282
18 Mar 2024[4]	5.980	18 Mar 2024	30 Mar 2028	—	313,085	113,864	—	—	199,221
8 May 2024[5]	7.126	8 May 2024	30 Mar 2027	—	1,012,813	332,397	—	—	680,416
15 Aug 2024[6]	6.498	15 Aug 2024	15 Aug 2024	—	29,498	29,498	—	—	—
5 Nov 2024[7]	7.177	5 Nov 2024	5 Nov 2024	—	41,720	41,720	—	—	—
1 Jan to 31 Dec 2024[8]	—	1 Mar 2024	30 Mar 2024	—	5,269	5,269	—	—	—
				4,290,807	3,467,149	1,569,562	—	—	6,188,394
1The award price is the closing price on the day before the grant date. In all cases the purchase price is nil.
2The weighted average closing price of the shares immediately before the dates on which the awards were vested was £6.2037.
3The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, range between £2.028 and £5.957. These awards include LTI awards and other awards which are subject to satisfaction of performance conditions. LTI awards are subject to a combination of financial and non-financial metrics that are detailed in the Directors’ remuneration report in this Form 20-F.
4The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, range between £5.165 and £5.789.
5The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values, which vary based on the length of the vesting period, range between £6.823 and £7.208.
6The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair value of the award was £6.558.
7The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair value of the award was £7.224.
8Relates to the allocation of dividend equivalent shares in relation to eligible awards.

Emoluments
£000s	Five highest paid employees	Senior management
Basic salaries, allowances and benefits in kind	10,688	37,990
Pension contributions	9	656
Performance-related pay paid or receivable[1]	33,459	58,290
Inducements to join paid or receivable	—	—
Compensation for loss of office[2]	—	2,221
Total	44,156	99,157
Total ($000)	56,429	126,717
1Includes the value of deferred share awards at grant.
2Excludes expected payments in 2025 in connection with loss of office for senior management in 2024.

Emoluments by bands
Hong Kong dollars	US dollars	Number of highest paid employees	Number of senior management
$5,500,001 – $6,000,000	$704,877 – $768,956	—	2
$8,000,001 – $8,500,000	$1,025,275 – $1,089,355	—	1
$20,000,001 – $20,500,000	$2,563,187 – $2,627,267	—	3
$21,000,001 – $21,500,000	$2,691,347 – $2,755,426	—	1
$29,500,001 – $30,000,000	$3,780,701 – $3,844,781	—	1
$33,000,001 – $33,500,000	$4,229,259 – $4,293,339	—	1
$34,500,001 – $35,000,000	$4,421,498 – $4,485,578	—	1
$35,000,001 – $35,500,000	$4,485,578 – $4,549,658	—	1
$37,000,001 – $37,500,000	$4,741,897 – $4,805,976	—	1
$40,000,001 – $40,500,000	$5,126,375 – $5,190,454	—	1
$44,000,001 – $44,500,000	$5,639,012 – $5,703,092	—	1
$47,500,001 – $48,000,000	$6,087,570 – $6,151,650	—	1
$49,000,001 – $49,500,000	$6,279,809 – $6,343,889	—	2
$50,500,001 – $51,000,000	$6,472,048 – $6,536,128	—	1
$57,000,001 – $57,500,000	$7,305,084 – $7,369,164	1	2
$76,500,001 – $77,000,000	$9,804,192 – $9,868,271	1	—
$83,000,001 – $83,500,000	$10,637,228 – $10,701,307	1	1
$107,000,001 – $107,500,000	$13,713,053 – $13,777,132	1	1
$131,000,001 – $131,500,000	$16,788,877 – $16,852,957	1	1

344	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Non-executive Directors
(Audited)
The following table shows the total fees and benefits of non-executive Directors for 2024, together with comparative figures for 2023.

Fees and benefits
(Audited)	Fees[1]		Benefits[2]		Total
(£000)	2024	2023	2024	2023	2024	2023
Geraldine Buckingham[3]	270	244	3	5	273	249
Rachel Duan	255	244	3	—	258	244
Dame Carolyn Fairbairn	292	279	5	—	297	279
James Forese[4]	801	759	4	1	805	760
Ann Godbehere[5]	389	68	—	—	389	68
Steven Guggenheimer[6]	259	264	4	1	263	265
José Antonio Meade Kuribreña	253	244	7	4	260	248
Kalpana Morparia[7]	248	170	1	—	249	170
Eileen Murray[8]	331	290	—	3	331	293
Brendan Nelson[9]	329	81	38	12	367	93
David Nish[10]	159	479	30	19	189	498
Swee Lian Teo[11]	256	51	—	—	256	51
Sir Mark Tucker	1,500	1,500	145	51	1,645	1,551
Total (£000)	5,343	4,673	240	96	5,583	4,769
Total ($000)	6,828	5,972	307	123	7,135	6,095
1Fees are in line with the Directors’ remuneration policy. There was a 5% increase in fees for Director fees, Group Risk Committee Member, Group Audit
Committee Chair and Member, Remuneration Committee Chair and Member, Nomination & Corporate Governance Committee Member and Group Technology
Committee Chair and Member).
2Benefits include taxable expenses such as accommodation, travel and subsistence relating to attendance at Board and other meetings at HSBC Holdings’
registered offices. Amounts disclosed have been grossed up using a tax rate of 45%, where relevant.
3Stepped down as a member of the Group Risk Committee and joined the Group Audit Committee as member on 1 October 2024. Appointed as Chair of the
Sustainability Working Group on 1 October 2024.
4Appointed as a member of the Sustainability Working Group on 1 October 2024. Includes fee of £430,000 (2023: £443,000) in relation to his role as Chair of
HSBC North America Holdings, Inc.
5Appointed as a member of the Group Audit Committee on 21 February 2024 and the Sustainability Working Group on 1 October 2024. Appointed as Senior
Independent Director on 3 May 2024.
6Stepped down as a member of the Technology Governance Working Group on 1 March 2024. Appointed as a member of the Group Technology Committee on
1 March 2024.
7Appointed as a member of the Group Technology Committee on 1 March 2024. Stepped down as a member of Group Risk Committee on 1 October 2024 and joined the Group Remuneration Committee on 1 October 2024.
8Stepped down as the Co-Chair of the Technology Governance Working Group Committee on 1 March 2024 and as the member of the Group Audit Committee on 1 October 2024. Appointed as the Chair of the Group Technology Committee on 1 March 2024 and as a member of the Group Risk Committee on 1 October
2024.
9Appointed as Chair of the Group Audit Committee on 21 February 2024. Appointed as member of the Group Technology Committee on 1 March 2024 and
Sustainability Working Group on 1 October 2024.
10Retired from the Board at the conclusion of the 2024 AGM on 3 May 2024.
11Appointed as member of the Group Technology Committee on 1 March 2024 and the Sustainability Working Group on 1 October 2024.

HSBC Holdings plc Annual Report on Form 20-F	345
Non-executive Directors’ interests in shares
(Audited)
The shareholdings of persons who were non-executive Directors in
2024, including the shareholdings of their connected persons, at
31 December 2024, or date of cessation as a Director if earlier, are set out below. There have been no changes in the shareholdings of the non-executive Directors from 31 December 2024 to the date of this report.
Non-executive Directors are expected to meet the shareholding guidelines of 15,000 shares within five years of the date of their appointment. All non-executive Directors who had been appointed for five years or more at 31 December 2024 met the guidelines.

Shares
	Shareholding guidelines (number of shares)	Share interests (number of shares)
Geraldine Buckingham	15,000	15,000
Rachel Duan	15,000	15,000
Dame Carolyn Fairbairn	15,000	15,000
James Forese	15,000	115,000
Ann Godbehere	15,000	15,000
Steven Guggenheimer	15,000	15,000
José Antonio Meade Kuribreña	15,000	15,000
Kalpana Morparia	15,000	15,000
Eileen Murray	15,000	75,000
Brendan Nelson	15,000	15,000
David Nish (retired on 3 May 2024)	15,000	50,000
Swee Lian Teo	15,000	15,200
Sir Mark Tucker	15,000	307,352
2025 fees for non-executive Directors
The table below sets out the 2025 fees for non-executive Directors. The fees paid to non-executive Directors who are standing for election or re-election as members of Board Committees are set out in the table below (these Board Committees’ fees and Board fees are pro-rated for part year service where relevant).

		2025 fees
Position		£
Non-executive Group Chairman[1]		1,500,000
Non-executive Director (base fee)		136,500
Senior Independent Director		200,000
Group Risk Committee	Chair	150,000
	Member	50,000
Group Audit Committee, Group Remuneration Committee and Group Technology Committee	Chair	125,000
	Member	50,000
Nomination & Corporate Governance Committee	Chair	––
	Member	34,650
Sustainability Working Group	Chair	60,000
	Member	30,000
Designated workforce engagement non-executive Director		50,000
1The Group Chairman does not receive a base fee or any other fee in respect of chairing of the Nomination & Corporate Governance Committee.
The Board has reviewed the fees payable to non-executive Directors in the context of changes to the organisational structure. Following this review, the Board considered that the fees payable for chairing or being a member of a Board Committee (excluding the Nomination &
Corporate Governance Committee) should be increased to recognise the responsibilities and additional time commitment associated with such a role. Overall, giving due consideration to the highly regulated and complex industry in which HSBC operates, the Board agreed to align the additional fee payable for chairing a Board Committee at £150,000 per annum (i.e., in line with the current fee for chairing the Group Risk
Committee). The increase in the fee for chairing a Board Committee will be phased over two years, with an increase to £125,000 per annum for
2025, and a further increase to £150,000 per annum with effect from 1 January 2026.
The Board also agreed increases to the additional fee for being a member of a Board Committee, and for the role of designated non-executive
Director for workforce engagement, which were both increased to £50,000 per annum. These increases reflect the additional activity being undertaken during this period of organisational and cultural change.
No other changes are proposed to non-executive Director fees for 2025.

346	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

MRT remuneration disclosures
The following tables set out the remuneration disclosures for individuals identified as MRTs for HSBC Holdings.
Remuneration information for individuals who are only identified as
MRTs at HSBC Bank plc, HSBC UK Bank plc or other solo-regulated entity levels is included, where relevant, in those entities’ disclosures.
The 2024 variable pay information included in the following tables is based on the market value of awards. For share awards, the market value is based on HSBC Holdings’ share price at the date of grant
(unless indicated otherwise). For cash awards, it is the value of awards expected to be paid to the individual over the deferral period.

Remuneration awarded for the financial year (REM1)
		Supervisory function	Management function	Other senior management	Other identified staff
Fixed remuneration	Number of identified staff	13.0	2.0	18.9	1,260.6
	Total fixed pay ($m)	7.1	7.4	45.0	703.8
	– of which: cash-based ($m)[1]	7.1	3.6	45.0	703.8
	– of which: shares or equivalent ownership interests ($m)[2]	—	3.8	—	—
	– of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	—
	– of which: other instruments ($m)	—	—	—	—
	– of which: other forms ($m)	—	—	—	—
Variable remuneration[3]	Number of identified staff	13.0	2.0	18.9	1,260.6
	Total variable remuneration ($m)[4]	—	20.2	81.1	769.0
	– of which: cash-based ($m)	—	2.1	36.8	387.8
	– of which: deferred ($m)	—	0.6	16.3	179.7
	– of which: shares or equivalent ownership interests ($m)[2]	—	18.1	44.3	367.6
	– of which: deferred ($m)	—	16.7	31.3	209.5
	– of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	9.3
	– of which: deferred ($m)	—	—	—	5.1
	– of which: other instruments ($m)	—	—	—	—
	– of which: deferred ($m)	—	—	—	—
	– of which: other forms ($m)	—	—	—	4.3
	– of which: deferred ($m)	—	—	—	2.7
Total remuneration ($m)		7.1	27.6	126.1	1,472.8
1Cash-based fixed remuneration is paid immediately.
2Paid in HSBC shares. Vested shares are subject to a retention period of up to one year.
3Variable pay awarded in respect of 2024. In accordance with shareholder approval received on 3 May 2024 (99% in favour), and where regulations permit, for each MRT the variable component of remuneration for any one year is limited to ten times the fixed component of total remuneration, in line with the maximum pay ratio approved by the Group Remuneration Committee. HSBC Holdings plc continues to provide approval for entities regulated by the European Banking
Authority to operate a maximum variable pay ratio of 200% of the fixed component of total remuneration for each MRT, where permitted to do so.
427 identified staff members were exempt from the application of the remuneration structure requirements for MRTs under the PRA and FCA remuneration rules.
Their total remuneration is $7.1m, of which $6.0m is fixed pay and $1.1m is variable remuneration.

Special payments to staff whose professional activities have a material impact on institutions’ risk profile (REM2)
	Supervisory function	Management function	Other senior management	Other identified staff
Guaranteed variable remuneration awards[1]
Number of identified staff	—	—	—	—
Total amount ($m)	—	—	—	—
– of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	—	—
Severance payments awarded in previous periods, that have been paid out during the financial year[2]
Number of identified staff	—	—	—	1.0
Total amount ($m)	—	—	—	3.4
Severance payments awarded during the financial year[2]
Number of identified staff	—	—	6.9	34.0
Total amount ($m)	—	—	7.5	42.6
– of which paid during the financial year ($m)	—	—	—	37.1
– of which deferred ($m)	—	—	—	—
– of which severance payments paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	7.5	42.6
– of which highest payment that has been awarded to a single person ($m)	—	—	4.3	9.3
1No guaranteed variable remuneration was awarded in 2024. HSBC would offer a guaranteed variable remuneration award in exceptional circumstances for new hires, and for the first year of employment only. It would typically involve a critical new hire, and would also depend on factors such as the seniority of the individual, whether the new hire candidate has any competing offers and the timing of the hire during the performance year.
2Includes payments such as payment in lieu of notice, statutory severance, outplacement service, legal fees, ex-gratia payments and settlements (excludes pre-
existing benefit entitlements triggered on terminations).

HSBC Holdings plc Annual Report on Form 20-F	347

Deferred remuneration at 31 December[1] (REM3)
$m	Total amount of deferred remuneration awarded for previous performance periods	of which: due to vest in the financial year	of which: vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory function	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares	—	—	—	—	—	—	—	—
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Management function	58.9	4.1	54.8	(3.0)	—	11.5	4.2	2.7
Cash-based	6.5	1.3	5.2	—	—	—	1.3	—
Shares	52.4	2.8	49.6	(3.0)	—	11.5	2.9	2.7
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other senior management	195.8	17.9	177.9	(5.4)	—	29.6	18.2	7.5
Cash-based	65.7	8.2	57.5	—	—	—	8.3	—
Shares	130.1	9.7	120.4	(5.4)	—	29.6	9.9	7.5
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other identified staff	1,253.5	247.3	1,006.2	—	—	152.6	250.8	63.5
Cash-based	467.3	97.3	370.0	—	—	—	98.2	—
Shares	749.1	142.2	606.9	—	—	145.8	144.7	57.8
Share-linked instruments	31.9	6.4	25.5	—	—	6.3	6.5	4.4
Other instruments	—	—	—	—	—	—	—	—
Other forms	5.2	1.4	3.8	—	—	0.5	1.4	1.3
Total amount	1,508.2	269.3	1,238.9	(8.4)	—	193.7	273.2	73.7
1This table provides details of balances and movements during performance year 2024. For details of variable pay awards granted for 2024, refer to the
’Remuneration awarded for the financial year’ table. Deferred remuneration is made in cash and/or shares. Share-based awards are made in HSBC shares.

Identified staff - remuneration by band[1] (REM4)
Identified staff that are high earners as set out in Article 450(i) CRR
€1,000,000 – 1,500,000	257
€1,500,000 – 2,000,000	118
€2,000,000 – 2,500,000	48
€2,500,000 – 3,000,000	35
€3,000,000 – 3,500,000	13
€3,500,000 – 4,000,000	8
€4,000,000 – 4,500,000	7
€4,500,000 – 5,000,000	10
€5,000,000 – 6,000,000	7
€6,000,000 – 7,000,000	6
€7,000,000 – 8,000,000	1
€8,000,000 – 9,000,000	1
€9,000,000 – 10,000,000	1
€10,000,000 – 11,000,000	3
€11,000,000 – 12,000,000	—
€12,000,000 – 13,000,000	—
€13,000,000 – 14,000,000	—
€14,000,000 – 15,000,000	—
€15,000,000 – 16,000,000	1
€16,000,000 – 17,000,000	—
€17,000,000 – 18,000,000	—
€18,000,000 – 19,000,000	—
€19,000,000 – 20,000,000	1
1Table prepared in euros in accordance with Article 450 of the European Union Capital Requirements Regulation, using the exchange rates published by the
European Commission for financial programming and budget for December of the reported year as published on its website.

348	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report | Directors’ remuneration report

Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (REM5)
	Management body			Business areas						Total
	Supervisory function	Management function	Total	Investment banking	Retail banking	Asset management	Corporate function	Independent internal control function	All other
Total number of identified staff										1,294.5
–of which members of the Board	13.0	2.0	15.0
–of which senior management				2.0	2.0	—	6.9	2.0	6.0
–of which other identified staff				532.9	289.6	29.0	165.0	183.5	60.6
Total remuneration of identified staff ($m)	7.1	27.6	34.7	721.4	329.7	38.8	220.8	149.0	139.2
–of which variable remuneration ($m)[1]	—	20.2	20.2	394.6	167.6	20.6	112.9	69.6	84.8
–of which fixed remuneration ($m)	7.1	7.4	14.5	326.8	162.1	18.2	107.9	79.4	54.4
1Variable pay awarded in respect of 2024. In accordance with shareholder approval received on 3 May 2024 (99% in favour), and where regulations permit, for each MRT the variable component of remuneration for any one year is limited to ten times the fixed component of total remuneration, in line with the maximum pay ratio approved by the Group Remuneration Committee. HSBC Holdings plc continues to provide approval for entities regulated by the European Banking
Authority to operate a maximum variable pay ratio of 200% of the fixed component of total remuneration for each MRT, where permitted to do so.
Share plan matters considered by the Group Remuneration Committee
The Group Remuneration Committee and its delegates considered various matters relating to the HSBC share plans during the financial year.
The HSBC International Employee Share Purchase Plan
(‘ShareMatch’) and The HSBC Holdings Savings-Related Share Option
Plan (UK) (‘Sharesave’) were offered in 2024. The HSBC variable pay deferral approach for the 2024 performance year was approved, for which certain minor updates were made to comply with legal and regulatory requirements. The Directors Remuneration Policy was approved and will be available for shareholders to vote on at the 2025
AGM. Other awards with performance conditions were approved for certain strategically important projects during 2024.
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
to deliver a portion of non-deferred variable pay in instruments.
These awards vest immediately, and are subject to a retention period and clawback provisions.

HSBC Holdings plc Annual Report on Form 20-F	349
Share capital and other related
governance disclosures
Share buy-backs
On 1 November 2023, HSBC Holdings commenced a further share
buy-back of its ordinary shares of up to a maximum consideration of
$3.0bn. The share buy-back continued in 2024 and was concluded on
16 February 2024, with 64,733,089 ordinary shares repurchased for cancellation on UK trading venues and 79,414,800 ordinary shares repurchased for cancellation on The Stock Exchange of Hong Kong
Limited (’HKEx’) from 1 January 2024 to 16 February 2024.
On 23 February 2024, HSBC Holdings commenced a further share buy-back of its ordinary shares of up to a maximum consideration of
$2.0bn. This share buy-back concluded on 23 April 2024 with
127,570,463 ordinary shares repurchased for cancellation on UK trading venues and 127,412,800 ordinary shares repurchased for cancellation on HKEx.
On 8 May 2024, HSBC Holdings commenced a further share buy-back of its ordinary shares of up to a maximum consideration of $3.0bn.
This share buy-back concluded on 26 July 2024 with 171,668,799 ordinary shares repurchased for cancellation on UK trading venues and 171,252,800 ordinary shares repurchased for cancellation on
HKEx.
On 2 August 2024, HSBC Holdings commenced a further share buy-
back of its ordinary shares of up to a maximum consideration of
$3.0bn. This share buy-back concluded on 25 October 2024 with
172,311,192 ordinary shares repurchased for cancellation on UK trading venues and 173,041,600 ordinary shares repurchased for cancellation on HKEx.
On 31 October 2024, HSBC Holdings commenced a further share
buy-back of its ordinary shares of up to a maximum consideration of
$3.0bn. As at 31 December 2024, 132,349,029 ordinary shares had been repurchased for cancellation on UK trading venues and
82,502,400 ordinary shares had been repurchased for cancellation on
HKEx.
The purpose of the share buy-backs was to reduce HSBC’s number of outstanding ordinary shares.
As at 31 December 2024, the total number of ordinary shares
repurchased during the year was 1,302,256,972, representing a nominal value of $651,128,486 and an aggregate consideration paid by HSBC of £4,477,248,660 on UK trading venues and
HK$41,961,808,443 on HKEx. The ordinary shares repurchased
represent 7.256% of the ordinary shares in issue as at 31 December
2024. Of the repurchased ordinary shares, 20,433,459 were awaiting cancellation as at 31 December 2024.
The table that follows outlines details of the ordinary shares purchased and cancelled on a monthly basis during 2024.

Share buy-back - UK venues
	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Jan 2024	64,733,089	6.4300	5.8190	6.1356	397,174,665
Feb 2024	17,761,890	6.2050	5.9270	6.0468	107,403,375
Mar 2024	59,048,017	6.2810	5.7290	6.0295	356,031,979
Apr 2024	50,760,556	6.6960	6.1950	6.4603	327,930,581
May 2024	59,069,838	7.2440	6.8240	6.9678	411,587,427
Jun 2024	76,307,014	7.0080	6.7040	6.8620	523,621,847
Jul 2024	36,291,947	6.9330	6.6350	6.7829	246,165,955
Aug 2024	51,180,681	6.6810	6.1090	6.4796	331,631,735
Sep 2024	78,450,902	6.8340	6.4550	6.6528	521,919,215
Oct 2024	46,324,540	7.1490	6.5930	6.8097	315,457,983
Nov 2024	86,259,230	7.3510	6.8880	7.1500	616,752,033
Dec 2024	42,444,868	7.8500	7.3080	7.5762	321,571,865
Total	668,632,572				4,477,248,660

Share buy-back - Hong Kong venues
	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		(HK$)	(HK$)	(HK$)	(HK$)
Jan 2024	57,819,600	63.8000	57.8500	61.0549	3,530,172,280
Feb 2024	33,790,800	62.4500	58.8500	60.8394	2,055,810,581
Mar 2024	63,110,400	61.9500	58.1000	60.1891	3,798,555,480
Apr 2024	52,106,800	64.9500	61.1000	63.0989	3,287,883,380
May 2024	53,104,800	70.6500	67.5000	68.7465	3,650,768,500
Jun 2024	65,043,200	69.7500	67.0500	68.2592	4,439,796,237
Jul 2024	53,104,800	69.2500	65.9000	67.3965	3,579,076,860
Aug 2024	64,395,200	68.9000	61.1500	65.5441	4,220,726,180
Sep 2024	64,664,000	70.9500	65.7500	68.4382	4,425,485,800
Oct 2024	47,667,200	72.3000	67.3500	69.1996	3,298,553,120
Nov 2024	58,186,800	72.5500	68.8500	71.1225	4,138,390,665
Dec 2024	20,630,800	75.9500	72.3500	74.4804	1,536,589,360
Total	633,624,400				41,961,808,443

350	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

Dividends
Dividends for 2024
First, second and third interim dividends for 2024, each of $0.10 per ordinary share, were paid on 21 June 2024, 27 September 2024 and
19 December 2024. A special dividend of $0.21 was paid on 21 June
2024. For further details of the dividends approved in 2024, see Note
8 on the financial statements.
On 19 February 2025, the Directors approved a fourth interim dividend for 2024 of $0.36 per ordinary share, making a total of $0.87 for the 2024 full-year when including the $0.21 special dividend. The fourth interim dividend for 2024 will be payable on 25 April 2025 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 14 April 2025. The fourth interim dividend for 2024 of $1.80 per American Depositary Share, each of which represents five ordinary shares, will be payable by the depositary in
US dollars. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2024.
A quarterly dividend of £0.01 per non-cumulative preference share of
£0.01 each was paid on 15 March, 17 June, 16 September and
16 December 2024.
Dividends for 2025
The Group intends to pay quarterly dividends on its ordinary shares during 2025.
A quarterly dividend of £0.01 per non-cumulative preference share of
£0.01 each is payable on 17 March, 16 June, 15 September and
15 December 2025 for the quarter then ended at the sole and
absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on the non-cumulative preference share on 17 March 2025 to holders of record on 28 February 2025.

Distributable Reserves
As at 31 December 2024, the distributable reserves of HSBC
Holdings were $28.3bn, inclusive of $24.8bn in profits and other reserves movements generated in 2024. As at the date of this report,
HSBC Holdings intends to increase its distributable reserves subject to shareholder and court approval. Shareholder approval will be sought at the 2025 AGM. The process will involve the conversion of the amount standing to the credit of each of the share premium account ($14.8bn) and capital redemption reserve ($1.8bn) as at
31 December 2024 into retained earnings, and will have no impact on regulatory capital. Further information will be included in the Notice of the 2025 AGM which will be circulated to shareholders on 21 March
2025. The process is expected to complete by the end of July 2025.

Share capital
Issued share capital
The nominal value of HSBC Holdings’ issued share capital paid up at
31 December 2024 was $8,973,475,291 divided into 17,946,950,582 ordinary shares of $0.50 each and one non-cumulative preference share of £0.01, representing approximately 100.00% and 0.00%
respectively of the nominal value of HSBC Holdings’ total issued share capital paid up at 31 December 2024.
Rights, obligations and restrictions
attaching to shares
The rights and obligations attaching to each class of ordinary and non-
cumulative preference shares in our share capital are set out in full in our Articles of Association. The Articles of Association may be
amended by special resolution of the shareholders and can be found on our website at www.hsbc.com/who-we-are/our-people/board-of-
directors/board-responsibilities.
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
Information on the policy adopted by the Board for paying interim dividends on the ordinary shares may be found in the ’Shareholder information’
section on page 461.
Dividend waivers
The Group’s employee benefit trusts, which hold shares in HSBC
Holdings in connection with the operation of its share plans, have lodged standing instructions to waive dividends on shares held by them that have not been allocated to employees. Shares held by custodians in connection with the vesting of employee share awards also lodged instructions to waive dividends. The total amount of dividends waived during 2024 was $28.85m.
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
Information on dividends approved for 2023 and 2024 may be found in
Note 8 on the financial statements.
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
Share capital changes in 2024
In addition to the share buy-backs, the following events occurred during the year in relation to the ordinary share capital of HSBC
Holdings:
Scrip dividends
There were no scrip dividends issued during the year.
Treasury shares
HSBC Holdings does not hold any ordinary shares in treasury.

HSBC Holdings plc Annual Report on Form 20-F	351

All-employee share plans[1]
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
HSBC International Employee Share Purchase Plan	141,770	70,885	5.957	6.707
1In respect of the HSBC Holdings Savings Related Share Option Plan (UK), no new shares were issued under this plan. All exercises were satisfied by market purchased shares. See page 358 for details of options granted, exercised and lapsed.

HSBC share plans
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
Vesting of awards under the HSBC Share Plan 2011	10,141,660	5,070,830	5.799	7.177
Authorities to allot and to purchase
shares and pre-emption rights
At the AGM in 2024, shareholders renewed the general authority for the Directors to allot new shares up to 12,700,701,506 ordinary shares, 15,000,000 non-cumulative preference shares of £0.01 each,
15,000,000 non-cumulative preference shares of $0.01 each,
15,000,000 non-cumulative preference shares of €0.01 each.
Shareholders also renewed the authority for the Directors to make market/off-market purchases of up to 1,905,105,226 ordinary shares.
The Directors exercised their market/off-market purchase authority from both the 2023 AGM and the 2024 AGM and repurchased
1,302,256,972 ordinary shares during the year.
In addition, shareholders gave authority for the Directors to grant rights to subscribe for, or to convert any security into, no more than
3,810,210,452 ordinary shares in relation to any issue by HSBC
Holdings, or any member of the Group, of contingent convertible securities that automatically convert into or are exchanged for ordinary shares in HSBC Holdings in prescribed circumstances. For further details on the issue of contingent convertible securities, see
Note 32 on the financial statements.
Other than as disclosed in the tables above headed ‘Share capital changes in 2024’, the Directors did not allot any shares during 2024.
Debt securities
In 2024, HSBC Holdings issued the equivalent of $24.0bn of debt securities in the public capital markets in a range of currencies and maturities, of which $16.1bn were in the form of senior securities to ensure it meets the current and proposed regulatory rules, including those relating to the availability of adequate total loss-absorbing capacity. For details of capital instruments and subordinated bail-
inable debt, see Notes 29 and 32 on pages 438 and 445.
Treasury shares
HSBC Holdings does not hold any ordinary shares in treasury.
Notifiable interests in share capital
During 2024, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the
Disclosure Guidance and Transparency Rules (’Rule 5 of the DTRs’).
No notifications had been received between 31 December 2024 and
14 February 2025. Previous notifications received are as follows:
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
At 31 December 2024, according to the register maintained by HSBC
Holdings pursuant to section 336 of the Securities and Futures
Ordinance of Hong Kong:
–BlackRock, Inc. gave notice on 24 December 2024 that on
19 December 2024 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,615,527,141 shares and a short position of 4,231,678 shares, representing 8.99% and
0.02%, respectively, of the ordinary shares in issue at that date.
–Ping An Asset Management Co., Ltd. gave notice on 10 May 2024 that on 7 May 2024 it had a long position of 1,502,584,731 in
HSBC Holdings ordinary shares, representing 7.98% of the
ordinary shares in issue at that date.
Between 31 December 2024 and 14 February 2025, the following notification was received:
–BlackRock, Inc. gave notice on 31 January 2025 that on 28 January
2025 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,601,449,305 shares and a short
position of 5,961,010 shares, representing 8.97% and 0.03%,
respectively, of the ordinary shares in issue at that date.
Sufficiency of float
In compliance with the Rules Governing the Listing of Securities on
The Stock Exchange of Hong Kong Limited, at least 25% of the total issued share capital has been held by the public at all times during
2024 and up to the date of this report.
Dealings in HSBC Holdings listed
securities
The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited.
Except for dealings as intermediaries or as trustees by subsidiaries of
HSBC Holdings, and purchases by HSBC Holdings under the share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock
Exchange of Hong Kong Limited during the year ended 31 December
2024.

Directors’ interests
Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the
Directors of HSBC Holdings at 31 December 2024 had certain interests, all beneficial unless otherwise stated, in the shares or debentures of
HSBC Holdings and its associated corporations.
Save as stated in the following table, no further interests were held by Directors, and no Directors or their connected persons were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the year.

352	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares or debentures of HSBC
Holdings and its associated corporations.

Directors’ interests – shares and debentures
		At 31 Dec 2024 or date of cessation, if earlier
	At 1 Jan 2024, or date of appointment, if later	Beneficial owner	Child under 18 or spouse	Jointly with spouse/ other	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000				15,000
Rachel Duan[1]	15,000	15,000				15,000
Georges Elhedery[2]	753,467	966,017				966,017
Dame Carolyn Fairbairn	15,000	15,000				15,000
James Forese[1]	115,000	115,000				115,000
Ann Godbehere[1]	15,000			15,000		15,000
Steven Guggenheimer[1]	15,000			15,000		15,000
José Antonio Meade Kuribreña[1]	15,000	15,000				15,000
Kalpana Morparia[1]	15,000	15,000				15,000
Eileen Murray[1]	75,000	75,000				75,000
Brendan Nelson	—	15,000				15,000
David Nish (retired on 3 May 2024)	50,000		50,000			50,000
Sir Noel Quinn[2] (retired on 2 September 2024)	1,721,465	2,046,949				2,046,949
Swee Lian Teo	15,200	15,200				15,200
Sir Mark Tucker	307,352	307,352				307,352
1Geraldine Buckingham has an interest in 3,000, Rachel Duan in 3,000, James Forese in 23,000, Ann Godbehere in 3,000, Steven Guggenheimer in 3,000, José
Antonio Meade Kuribreña in 3,000, Kalpana Morparia in 3,000 and Eileen Murray in 15,000 listed American Depositary Shares (’ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC
Share Plan 2011 are set out in the Scheme interests in the Directors’ remuneration report on page 309. At 31 December 2024, or date of cessation if earlier, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans and the interests above were: Sir Noel Quinn – 5,736,459; and Georges Elhedery – 2,616,836, representing approximately 0.03% and 0.015% of the shares in issue respectively.
There have been no changes in the shares or debentures of the current Directors from 31 December 2024 to the date of this report.

UK Listing Rule 6.6.1 and other
disclosures
The disclosures required by UKLR 6.6.1, and other regulations, are set out on the following pages:

Content	Page references
Long-term incentives	329
Dividends and Dividend waivers	350
Share buy-back	349
Emissions	40
Energy Efficiency	40, 43-44
Principal activities of HSBC	14, 29, 94-95, 427
Business review and future developments	14-38, 40, 145, 167, 452
Risk Review	36-38, 145-265

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
Non-executive Directors are appointed for an initial three-year term and, subject to continued satisfactory performance based upon an assessment by the Group Chairman and the Nomination & Corporate
Governance Committee, are proposed for re-election by shareholders at each AGM. They typically serve two three-year terms, with any individual’s appointment beyond six years to be for a rolling one-year term and subject to thorough review and challenge with reference to the needs of the Board. Where non-executive Directors are appointed beyond six years, an explanation will be provided in the Annual Report and Accounts.
Shareholders vote at each AGM on whether to elect and re-elect individual Directors. All Directors that stood for election and re-
election at the 2024 AGM were elected and re-elected by
shareholders.
Joint Company Secretary
Aileen Taylor is the Group Company Secretary and Group Chief
People & Governance Officer.
Hannah Ashdown (48) was appointed as Deputy Group Secretary in
December 2021 and for administrative purposes, in October 2022, was appointed as Joint Company Secretary. She is a Fellow of the Chartered
Governance Institute UK and Ireland. Hannah has over 20 years’
governance and regulatory experience across multiple sectors including financial services, asset management, energy, leisure and retail.
Independence
Independence is a critical component of good corporate governance, and a principle that is applied consistently at both the HSBC Holdings and subsidiary level. The Group Nomination & Corporate Governance
Committee has delegated authority from the Board in relation to the assessment of the independence of non-executive Directors. In accordance with the UK and Hong Kong Corporate Governance
Codes, the Group Nomination & Corporate Governance Committee
has reviewed and confirmed that all non-executive Directors who have submitted themselves for election and re-election at the AGM are considered to be independent. This conclusion was reached after consideration of all relevant circumstances that are likely to impair, or could appear to impair, independence.

HSBC Holdings plc Annual Report on Form 20-F	353
In line with the requirements of the Hong Kong Corporate
Governance Code, the Group Nomination & Corporate Governance
Committee also reviewed and considered the mechanisms in place to ensure independent views and inputs are available to the Board.
These mechanisms include:
–having the appropriate Board and committee structure in place, including rules on the appointment and tenure of non-executive
Directors;
–facilitating the option of having brokers and external industry experts in attendance at Board meetings during 2024, as well as having representatives from the Group’s key regulators attend
Board meetings in relation to specific regulatory items;
–ensuring non-executive Directors are entitled to obtain
independent professional advice relating to their personal
responsibilities as a Director at the Group’s expense;
–having terms of reference for each committee and the Board that provide authority to engage independent professional advisers;
and
–holding annual Board and committee performance reviews, with feedback sought from members on the quality of, and access to, independent external advice.
Conflicts of interest
The Board has an established policy and set of procedures, which are reviewed annually, to ensure that the Board’s management of
Directors’ conflicts of interest is effective. The Board has the power to authorise conflicts where they arise, in accordance with the
Companies Act 2006 and HSBC Holdings’ Articles of Association.
Details of all Directors’ conflicts of interest are recorded in the register of conflicts. Upon appointment, new Directors are advised of the policy and procedures for managing conflicts. Directors are required to notify the Board of any actual or potential conflicts of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts. Directors are requested to review and confirm their own and their respective closely associated persons’ outside interests and appointments twice each year. The
Board has considered, and authorised (with or without conditions)
where appropriate, potential conflicts as they have arisen during the year in accordance with its conflicts policy and procedures. All non-
executive Directors are subject to re-vetting by the Group’s compliance team on a triennial basis following appointment. As part of this re-vetting process, all conflict checks are refreshed.
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
Directors’ indemnities
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
The indemnities that constitute a ’qualifying third-party indemnity provision’, as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of
Directors appointed during 2024, from the date of their appointment).
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
Contracts of significance
During 2024, none of the Directors had a material interest, directly or indirectly, in any contract of significance with any HSBC company.
During the year, all Directors were reminded of their obligations in respect of transacting in HSBC securities and, following specific enquiry, all Directors have confirmed that they have complied with their obligations.
Shareholder engagement and
communication
The Board is directly accountable to, and gives high priority to communicating with, HSBC’s shareholders. Information about HSBC and its activities is provided to shareholders in its Interim Reports and the Annual Report and Accounts as well as on www.hsbc.com.
The Board seeks to understand investor needs through ongoing dialogue between members of the Board and institutional investors throughout the year. For examples of such engagement, see
’Directors’ engagements with key stakeholders in 2024’ on page 24 and the Group Remuneration Committee Chair’s letter on page 309.
During 2024, approximately 612 meetings were held with institutional investors and analysts globally.
Our shareholder communications policy summarises how we
communicate with our shareholders, including through financial reporting, general shareholder meetings, investor and analyst meetings and our website. The policy is reviewed annually by the Board, and in
2024 the Board confirmed that it was satisfied with its implementation and effectiveness. The policy can be found at www.hsbc.com/who-we-
are/our-people/board-of-directors/board-responsibilities.
We also publish our current and past financial results, investor presentations and shareholder information such as dividend payments and shareholder meeting details. Stock exchange announcements are also accessible on our website along with information for fixed income investors. For further details, see www.hsbc.com/investors.
Directors are encouraged to develop an understanding of the views of shareholders. Enquiries from individuals on matters relating to their shareholdings and HSBC’s business are welcomed. Any individual or institutional investor can make an enquiry by contacting the investor relations team, Group Chairman, Group CEO, Group CFO and Group
Company Secretary and Chief Governance Officer. Our Senior
Independent Director is also available to shareholders if they have concerns that cannot be resolved or for which the normal channels would not be appropriate. They can be contacted via the Group
Company Secretary and Chief Governance Officer at 8 Canada
Square, London E14 5HQ.
Annual General Meeting
The AGM in 2025 is planned to be held in London, UK at 10:00am on
Friday, 2 May 2025. Information on how to vote and participate, both in advance and on the day, can be found in the Notice of the 2025
AGM, which will be sent to shareholders on 21 March 2025 and be

354	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

available on www.hsbc.com/agm. A live webcast will be available on
www.hsbc.com/agm. A recording of the proceedings will be available on www.hsbc.com/agm shortly after the conclusion of the AGM.
Shareholders should monitor our website and announcements for any changes to these arrangements. Shareholders may send enquiries to the Board in writing via Company Secretary, HSBC Holdings plc,
8 Canada Square, London E14 5HQ or by sending an email to
shareholderquestions@hsbc.com.
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
Articles of Association
The Articles of Association were last approved at the 2022 AGM. The
Articles of Association can be found at www.hsbc.com/who-we-are/
our-people/board-of-directors/board-responsibilities.

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
HSBC provides administrative support to two political action committees (’PACs’) in the US funded by voluntary political
contributions by eligible employees. We do not control the PACs, and all decisions regarding the amounts and recipients of contributions are directed by a voluntary Board Finance Committee, which consists of contributing eligible employees. The PACs recorded combined
political donations of $124,450 during 2024 (2023: $110,004).

Charitable contributions
For details of charitable contributions, see page 70.

Internal control
The Board is responsible for monitoring the Group’s risk management and internal control systems, determining the level and type of risks the Group is willing to take in achieving its strategic objectives, and reviewing the effectiveness of these procedures on an annual basis.
To meet this requirement and to discharge its obligations under the
FCA Handbook and the PRA Rulebook, procedures have been
designed to provide reasonable assurance against material
misstatement, errors, losses or fraud. They are designed to provide effective internal control within the Group and accord with the
Financial Reporting Council‘s guidance for Directors, issued in 2014, on risk management, internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 19 February 2025, the date of publication of the Annual
Report and Accounts 2024.
The Board, the GRC and the GAC monitored the effectiveness of the
Group’s system of risk management and internal control during the year through regular updates on the operation of the Group's internal controls, supplemented by reviews of these controls by the second line of defence and internal audit, and the external auditors. In particular, this focused on the Group’s regulatory remediation and change programmes, and involved working closely with management to better prioritise and understand where there are key
interdependencies. These reviews enabled to the Board to perform an annual review of effectiveness, identifying no material weaknesses as at the year-end. To support the work of the Board, the GRC and the
GAC in discharging their responsibilities in this regard, assurance was also provided by executive management confirming that a risk assessment had been undertaken and controls were in place to mitigate the risks arising from the Group’s key activities. Necessary actions will be taken to remedy any failings or weaknesses identified from these activities on an ongoing basis.
In 2025, continued focus will be placed on the quality and timeliness of data used to inform management decisions and support oversight of emerging risks and potential risks arising from new products and offerings. In preparation for the Board’s forthcoming responsibility under the 2024 UK Corporate Governance Code, the Board approved changes to the scope of the GAC’s responsibilities in relation to internal controls to extend these to cover all internal controls and, once defined, all material controls including financial, operational, reporting and compliance controls.

HSBC Holdings plc Annual Report on Form 20-F	355
The key risk management and internal control procedures include the following:
The HSBC Book
In 2024, the HSBC Book replaced the Global Principles document and is situated at the top of the HSBC document hierarchy. It underpins the key principles, policies and procedures that are fundamental to the Group’s risk management structure. It informs and connects our purpose, ambition, strategy and values, guiding us to make
responsible decisions aligned to our risk culture and risk management approach, to do the right thing, and to treat our customers and our colleagues fairly at all times.
Risk management framework
The risk management framework supports our HSBC Book. It outlines the key principles and practices that we employ in managing material risks. It applies to all categories of risk and supports a consistent approach in identifying, assessing, managing and reporting the risks we accept and incur in our activities.
Delegation of authority within limits
set by the Board
Subject to certain matters reserved for the Board, the Group CEO has been delegated authority limits and powers within which to manage the day-to-day affairs of the Group. A delegation of authority framework is in place providing a Group structure within which the Board and its subsidiaries can manage their delegated powers. These delegated authorities can be used for the approval, signing and execution of specific written agreements and documents such as procurement contracts.
The delegation of authority framework is adopted on a legal entity basis via a board resolution which is reviewed annually. Matters not covered by the delegation of authority framework can be set out in a separate board resolution, powers of attorney or the relevant Group policy with clear systems of control that are appropriate to the business or function.
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
Changes in market conditions/
practices
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

Internal control over financial
reporting
HSBC is required to comply with section 404 of the US Sarbanes-
Oxley Act of 2002 and assess its effectiveness of internal control over financial reporting at 31 December 2024. In 2014, the GAC endorsed the adoption of the principles of the Committee of Sponsoring
Organizations of the Treadway Commission (’COSO’) 2013
framework for the monitoring of risk management and internal control systems to satisfy the requirements of section 404 of the Sarbanes-
Oxley Act.
The primary mechanism through which comfort over risk
management and internal control systems is achieved is through annual assessments of the effectiveness of controls to manage risk, and the reporting of issues on a regular basis through the various risk management and risk governance forums, including regular updates to GAC.
The key risk management and internal control procedures over financial reporting include the following:
Entity level controls
Entity level controls are a defined suite of internal controls that have a pervasive influence over the entity as a whole and meet the principles of the COSO framework. They include controls related to the control environment, such as the Group’s values and ethics, the promotion of effective risk management and the overarching governance exercised by the Board and its non-executive committees. The design and operational effectiveness of entity level controls are assessed on an ongoing basis. If issues are significant to the Group, they are escalated to the GRC and / or the GAC.
Process level transactional controls
Key process level controls that mitigate the risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details of HSBC’s approach to risk management can be found on page 144.

356	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

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
Group Disclosure and Controls
Committee
Chaired by the Group CFO, the Group Disclosure and Controls
Committee supports the discharge of the Group’s obligations under relevant legislation and regulation including the UK and Hong Kong listing rules, the UK Market Abuse Regulation and US Securities and
Exchange Commission rules. In so doing, the Group Disclosure and
Controls Committee is empowered to determine whether a new
event or circumstance should be disclosed, including the form and timing of such disclosure, and review certain material disclosures made or to be made by the Group. The membership of the Group
Disclosure and Controls Committee consists of senior management, including the Group CFO, Group Chief Risk and Compliance Officer;
Group Chief Legal Officer; and Group Chief People and Governance
Officer. The Group’s external auditors are standing attendees, while the Group's brokers and external legal counsel are consulted on relevant matters and attend as required. The integrity of disclosures is underpinned by structures and processes within the Global Finance and Group Risk and Compliance functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records. As required by the Sarbanes-Oxley Act, the Group
CEO and the Group CFO have certified that the Group’s disclosure controls and procedures were effective as at the end of the period covered by the Annual Report and Accounts 2024.
The annual review of the effectiveness of the Group’s system of risk management and internal control over financial reporting was conducted with reference to the COSO 2013 framework. Based on the assessment performed, the Directors concluded that for the year ended 31 December 2024, the Group’s internal control over financial reporting was effective.
PwC has audited the effectiveness of HSBC’s internal control over financial reporting and has given an unqualified opinion.

Other information included in the
Annual Report and Accounts 2024
We include other non-statutory information in the Annual Report and
Accounts to enable a broader perspective of our performance for the period, including ESG and regulatory capital and liquidity information.
On page 41 we highlight the challenges we face in our sustainability and climate reporting alongside the key changes we have made to our
2024 climate disclosures. Strengthening our global regulatory reporting processes with an aim to enhance data, consistency, and controls remains a key priority for the Group and regulatory authorities. See page 231 for further details. The GAC provides oversight to our reporting across these areas, including the disclosure risks in relation to sustainability and climate reporting, and monitoring of the programme of work to address the quality and reliability of regulatory reporting. See page 295 for further details.

Going concern
The Directors considered it appropriate to prepare the financial statements on a going concern basis.
In making the going concern assessment, the Directors have
considered a wide range of detailed information relating to present and future conditions, including future projections for profitability, liquidity, capital requirements and capital resources.
In carrying out their assessment of the principal risks (as detailed on page 148 of this annual report on Form 20-F), the Directors
considered a wide range of information including:
–details of the Group’s business and operating models, and strategy
(see page 14 in this annual report on Form 20-F);
–details of the Group’s approach to managing risk and allocating capital;
–a summary of the Group’s financial position considering
performance, its ability to maintain minimum levels of regulatory capital, liquidity funding and the minimum requirements for own funds and eligible liabilities over the period of the assessment.
Notable are the risks which the Directors believe could adversely impact the Group’s future results or operations;
–enterprise risk reports, including the Group’s risk appetite profile
(see page 144 of this annual report on Form 20-F) and top and emerging risks (see page 148 of this annual report on Form 20-F);
–the impact on the Group due to the Russia-Ukraine war and
conflict in the Middle East; uncertainty around Hong Kong and mainland China’s commercial real estate sector, potential trade restrictions and tariff increases and strained economic and
diplomatic relations between China and the US, the UK, the EU and other countries;
–reports and updates regarding regulatory and internal stress testing. In 2024 the Bank of England completed their Desk Based
Stress Test exercise to assess the resilience of the UK banking system. The stress scenario explored the potential impacts of a number of adverse macroeconomic conditions, including global aggregate demand and supply shock, global commodity prices and supply-chain disruptions from increased geopolitical tensions, uncertain inflation across advanced economies and rapidly
changing interest rates. Additionally, HSBC completed the 2024
Group-wide internal stress test, which explored the impact of two contrasting scenarios depicting severe macroeconomic conditions over a five-year period, reflecting banking sector strains and global economic stress. The results of both these exercises indicated the
Group is sufficiently capitalised to withstand severe but plausible adverse stress;
–the results of our 2024 internal climate scenario analysis exercise further demonstrate the Group is sufficiently capitalised to withstand severe stress. Further details of the insights from the
2024 climate scenario analysis are explained from page 253 of this annual report on Form 20-F;
–reports and updates from management on risk-related issues
selected for in-depth consideration;
–reports and updates on regulatory developments;
–legal proceedings and regulatory matters set out in Note 35 of the financial statements in this annual report on Form 20-F; and
–reports and updates from management on the operational
resilience of the Group.

Employees
At 31 December 2024, HSBC had a total workforce equivalent to
211,000 full-time employees compared with 221,000 at the end of
2023. Our main centres of employment were India with
approximately 44,000 employees, the UK with 35,000, mainland
China with 33,000, Hong Kong with 27,000, and Mexico with 16,000.
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
impacts.

HSBC Holdings plc Annual Report on Form 20-F	357
Employee relations
We consult with and, where appropriate, negotiate with employee representative bodies where we have them. It is our policy to maintain well-developed communications and consultation
programmes with all employee representative bodies. There have been no material disruptions to our operations from labour disputes during the past five years.
We are committed to complying with the applicable employment laws and regulations in the jurisdictions in which we operate, including in relation to working hours and rest periods. HSBC’s employment practices and relations policy provides the framework and controls through which we seek to uphold that commitment.

Inclusion
Our customers, colleagues and communities span many cultures and continents. We value difference and believe that an inclusive culture makes us stronger. We are dedicated to building a connected
workforce where everyone feels a sense of belonging.
We expect all colleagues at HSBC to treat each other with dignity and respect to ensure an inclusive environment. Our policies make it clear that we do not tolerate unlawful discrimination, bullying or harassment on any grounds. We are transparent in sharing our data through external disclosures and we participate in benchmarking to measure our progress across the industry.
Our approach to inclusion is set out on page 62 alongside our ambitions and progress.
  For further details of our representation data, pay gap data, and actions, see
www.hsbc.com/who-we-are/our-people/inclusion-at-hsbc and the ESG Data
Pack at www.hsbc.com/esg

Employment of people with a
disability
We strongly believe in providing equal opportunities for our employees. The employment of people with a disability is included in this commitment. We are committed to retaining disabled employees in the workplace and to providing reasonable adjustments to enable this.
Employee development
Employee development energises our colleagues for growth and helps to equip them with the skills they need today whilst also preparing them to meet future challenges. We remain committed to delivering a high-quality learning experience by adopting a data-driven approach that targets our learning investment to meet the most critical skill needs.
By leveraging our strategic workforce blueprints, we have focused our efforts on critical skill shifts, including digitally enabling our frontline colleagues and developing the sustainability and wealth expertise of our relationship managers, providing a variety of learning opportunities through our Enterprise Skills Academies.
We have launched our new AI Academy to support advanced skills development aligned with HSBC’s AI strategy, expanded our 'Doing
Business in India and China' programmes to include Saudi Arabia, and increased our focus on building capabilities beyond foundational skills through our Sustainability Academy. In our global Wealth and Personal
Banking business we have focused our attention on developing customer centricity and product expertise, and we have created opportunities for colleagues to develop new skills and collaborate more broadly through our transition to a value stream delivery model as part of our bank wide Digital Acceleration Programme.
We remain committed to our global mandatory training to complete annually, as it is essential for shaping our culture and maintaining a focus on critical issues, such as sustainability and financial crime risk.
In line with this commitment, we have maintained our focus on senior leaders by launching new programs centred on Enterprise Risk
Leadership, which are designed to equip them with the skills necessary to navigate an evolving risk environment.
Effective leadership is essential for empowering our colleagues to develop critical skills, fostering a robust talent pipeline, and supporting our strategic ambitions. To facilitate this, we have introduced the
Career Academy, which enables our colleagues to explore their aspirations, and continued to evolve our flagship Enterprise
Leadership Programs, including uGrow, Accelerating Women’s
Leadership, and Accelerating into Leadership.
We have also expanded our Managing Director leadership offering, supported by a Leadership 360 survey, to ensure comprehensive development and alignment with our strategic goals.

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
We delivered a range of activities in 2024 to help us understand and manage our health and safety risks:
–We achieved the WELL Health and Safety Rating from the
International WELL Building Institute at 54 of our global offices as a demonstration of our commitment to the provision of safe and healthy workplaces for our employees, customers and
stakeholders.
–We reinforced our advice and risk assessment and control
methodology on working from home for employees adopting a
hybrid work style, providing more awareness and best practices on good ergonomics and well-being.
–We delivered health and safety training and awareness to 228,000 of our employees and contractors globally, ensuring roles and responsibilities were clear and understood.
–We completed the annual safety inspection on all of our buildings globally, to ensure we were meeting our standards and
continuously improving our safety performance.
–We maintained measures in our workplaces globally to minimise the risks from the spread of respiratory disease, including through the provision of hand sanitiser, improved ventilation and guidance on good hygiene practices.
–We extended the reach of our Workplace Adjustments programme to include all colleagues in India, providing tools and
technologies which contribute to making work-life manageable for employees with disability (including physical or sensory), long term / mental health condition or a neurodiversity, and will continue the expansion of this programme to further Regions.
–We continued to hold health & safety themed awareness campaigns and facilitate CPR and first aid training for our colleagues.
–We continued to provide our guidance and training programme for our construction partners, focusing on our key markets globally to reduce the likelihood of accidents occurring by helping them understand and deliver industry-leading health and safety
performance. More than 7,200 construction workers received
safety passport training across 13 countries.
–In 2024, we achieved full implementation of the Eat Well Live Well programme across 100% of catered HSBC sites, driving global
healthy food sales to 32% with over 10% of all dishes sold globally being plant-based. These results were supported by monthly Eat
Well Live Well events, and virtual teaching kitchens accessible to all employees.

358	HSBC Holdings plc Annual Report on Form 20-F
Report of the Directors | Corporate governance report

–Protection of our colleagues and operations is of critical importance, and we have effective controls in place to protect our people from natural disasters (such as storms and earthquakes). In 2024, there were 40 named storms that passed over 3,127 of our buildings, resulting in no injuries and only a minor impact on 3 of our buildings.

Employee health and safety
	2024	2023	2022
Rate of workplace fatalities per 100,000 employees	—	—	—
Number of major injuries to employees[1]	14	12	7
All injury rate per 100,000 employees	91	110	70
Lost days due to work injury	335	594	485
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
For further details of the Group’s approach to remuneration, see page 332.

Employee share plans
Summaries of the share options and share awards granted, exercised/
vested or lapsed during the year and other details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including detailed summaries of the HSBC share plans, are available on our website at www.hsbc.com/investors/results-and-announcements and on the website of The Stock Exchange of Hong Kong Limited at
www.hkex.com.hk, or can be obtained upon request from the
Company Secretary, 8 Canada Square, London E14 5HQ.
Particulars of options held by Directors of HSBC Holdings are set out on page 341.
Note 5 on the financial statements gives details of share-based payments, including discretionary awards of shares granted under HSBC share plans.

HSBC Holdings plc Annual Report on Form 20-F	359
Statement of compliance
The statement of corporate governance practices set out on pages
266 to 359 and the information referred to therein constitutes the
’Corporate governance report’ and ’Report of the Directors’ of HSBC
Holdings for 2024. Further details of the relevant corporate governance codes, role profiles and policies can be obtained from the websites referenced in the table below. The websites referred to do not form part of this report.

Relevant corporate governance codes, role profiles and policies
UK Corporate Governance Code	www.frc.org.uk
Hong Kong Corporate Governance Code (set out in Appendix C1 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (’HKEx’))	www.hkex.com.hk
Descriptions of the roles and responsibilities of the: – Group Chairman – Group Chief Executive Officer – Senior Independent Director – Board	www.hsbc.com/who-we-are/our- people/board-of-directors/board- responsibilities
Board and senior management	www.hsbc.com/who-we-are/our- people
Roles and responsibilities of the Board’s committees	www.hsbc.com/who-we-are/our- people/board-of-directors/board- committees
Board’s policies on: – diversity and inclusion – shareholder communication – human rights – remuneration practices and governance	www.hsbc.com/who-we-are/our- people/board-of-directors/board- responsibilities
Global Internal Audit Charter	www.hsbc.com/who-we-are/esg- and-responsible-business/ governance/internal-control
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2024, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance
Codes.
Under the Hong Kong Corporate Governance Code, the audit
committee should be responsible for the oversight of all risk management and internal control systems. During 2024, the Board approved changes to the scope of the Group Audit Committee’s responsibilities in relation to internal controls to extend these to cover oversight of the effectiveness of all internal controls. HSBC’s Group
Risk Committee retains oversight of internal controls relating to risk management and risk management systems and provides input to the
Group Audit Committee on these.
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
The Group Audit Committee has reviewed and provided assurance to support the HSBC Holdings Board’s approval and publication of the
Annual Report and Accounts 2024.
On behalf of the Board
Sir Mark E Tucker
Group Chairman
HSBC Holdings plc
Registered number 617987
19 February 2025

360	HSBC Holdings plc Annual Report on Form 20-F
Financial
statements
The financial statements provide detailed
information and notes on our income, balance
sheet, cash flows and changes in equity,
alongside a report from our independent auditors.

361	Independent auditors’ report to the members of HSBC Holdings plc
363	Financial statements
363	– Consolidated income statement
364	– Consolidated statement of comprehensive income
365	– Consolidated balance sheet
366	– Consolidated statement of changes in equity
369	– Consolidated statement of cash flows
371	– HSBC Holdings financial statements
375	Notes on the financial statements
Hong Kong, 2019. Colleague Collaboration.

HSBC Holdings plc Annual Report on Form 20-F	361
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of HSBC Holdings plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HSBC Holdings plc and its subsidiaries (the “Group”) as of 31 December
2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31
December 2024 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii)
UK-adopted International Accounting Standard and (iii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No
1606/2002 as it applies to the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the
COSO.
Basis for Opinions
The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s assessment of internal controls over financial reporting on page 355 of this Form 20-F. Our responsibility is to express opinions on the Group's consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.
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
(ii)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and
(iii)provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Measurement of expected credit losses
As described in Note 1.2 (i) to the consolidated financial statements, expected credit losses (‘ECL’) are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at fair value through other comprehensive income and certain loan commitments and financial guarantee contracts. As disclosed by management, the Group's allowance for ECL was $10.2bn at 31 December 2024. The assessment of credit risk and the estimation of ECL are

362	HSBC Holdings plc Annual Report on Form 20-F
Report of Independent Registered Public Accounting Firm

probability-weighted and incorporate information about past events, current conditions and forecasts of future economic conditions at the reporting date. Management calculates ECL using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). As disclosed by management, the recognition and measurement of ECL involves the use of significant judgement and estimation. Management form multiple economic scenarios, apply these forecasts to credit risk models to estimate future credit losses, and probability weight the results to determine an ECL estimate. The ECL for wholesale stage 3 exposures is determined on an individual basis using discounted cash flow methodologies. At the end of 2024, risks to the economic outlook included a number of significant geopolitical issues. In addition, the mainland China commercial real estate (‘CRE’) portfolio continues to face challenges as market fundamentals remain weak and refinancing risks continue.
The principal considerations for our determination that performing procedures relating to the measurement of ECL is a critical audit matter are the significant judgements by management in developing the assumptions for: (i) multiple economic scenarios and the weighting of those scenarios; and (ii) the discounted cash flow projections for certain material credit impaired exposures in relation to the mainland China CRE portfolio. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of ECL. These procedures also included, amongst others, testing management’s process for estimating ECL through: (i) evaluating the appropriateness of the
ECL model methodologies applied by management; (ii) evaluating the reasonableness of certain economic scenarios and weightings; (iii)
evaluating the reasonableness of discounted cash flow projections for certain material credit impaired exposures in relation to the mainland
China CRE portfolio; (iv) testing the completeness and accuracy of certain input data that is used by management to determine ECL; and (v)
evaluating the disclosures made in the consolidated financial statements in relation to the measurement of ECL. Professionals with specialised skills and knowledge assisted in testing the appropriateness of model methodologies, assessing the reasonableness of the selection and weighting of economic scenarios and testing the reasonableness of discounted cash flow projections for certain material credit impaired exposures in relation to the mainland China CRE portfolio.
Impairment assessment of investment in Bank of Communications co., Limited (‘BoCom’)
As described in Note 1.2(a) and 18 to the consolidated financial statements, the carrying value of the Group's investment in BoCom is $22.4bn at 31 December 2024. As disclosed by management, the investment in BoCom is assessed at each reporting date and tested for impairment when there is an indication that the investment may be impaired, by comparing the recoverable amount of the relevant investment to its carrying amount. The recoverable amount is determined by a value in use (‘VIU’) calculation. As disclosed by management, there is significant judgement in determining the VIU, and in particular estimating the present value of cash flows expected to arise from continuing to hold the investment, based on a number of assumptions.  Management has concluded there is no indication of further  or reversal of  impairment  since
31 December 2023. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders. The significant assumptions used were discount rate, operating income growth rate, cost-income ratio, ECL as a percentage of loans and advances to customers, risk-weighted assets as a percentage of total assets, loans and advances to customers growth rate, capital requirements for capital adequacy ratio and tier 1 capital adequacy ratio, and long-term effective tax rate, long-term profit growth rate and long-term asset growth rate.
The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in
BoCom is a critical audit matter are: (i) the significant judgement by management when determining significant assumptions for the discount rate, operating income growth rate, cost-income ratio, ECL as a percentage of loans and advances to customers, risk-weighted assets as a percentage of total assets, loans and advances to customers growth rate, capital requirements for capital adequacy ratio and tier 1 capital adequacy ratio, long-term effective tax rate, long-term profit growth rate and long-term asset growth rate; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management's estimate of the VIU and evaluating audit evidence;
and (iii) the audit effort involved the use of professionals with specialised skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the investment in BoCom. These procedures also included, amongst others: (i) evaluating management’s VIU determination and aforementioned underlying significant assumptions; (ii) developing an independent range for discount rate; (iii) evaluating the appropriateness of the methodology used to estimate the VIU; (iv) testing inputs used in the determination of the significant assumptions; and (v) evaluating the disclosures made in the consolidated financial statements in relation to BoCom. Professionals with specialised skill and knowledge were used to assist in assessing the VIU methodology and developing an independent range for discount rate.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
20 February 2025
We have served as the Group's auditor since 2015.

HSBC Holdings plc Annual Report on Form 20-F	363
Financial statements

Consolidated income statement
for the year ended 31 December 2024
		2024	2023	2022
	Notes*	$m	$m	$m
Net interest income		32,733	35,796	30,377
– interest income[1,2]		108,631	100,868	52,826
– interest expense[3]		(75,898)	(65,072)	(22,449)
Net fee income	2	12,301	11,845	11,770
– fee income		16,266	15,616	15,124
– fee expense		(3,965)	(3,771)	(3,354)
Net income from financial instruments held for trading or managed on a fair value basis[4]	3	21,116	16,661	10,278
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	5,901	7,887	(13,831)
Insurance finance (expense)/income	4	(5,978)	(7,809)	13,799
Insurance service result	4	1,310	1,078	809
– insurance revenue		2,752	2,259	1,977
– insurance service expense		(1,442)	(1,181)	(1,168)
Gain on acquisition[5]		—	1,591	—
Gains/(losses) recognised on sale of business operations[6]		(1,752)	(61)	(2,678)
Other operating income/(expense)[7]		223	(930)	96
Net operating income before change in expected credit losses and other credit impairment charges[8]		65,854	66,058	50,620
Change in expected credit losses and other credit impairment charges		(3,414)	(3,447)	(3,584)
Net operating income		62,440	62,611	47,036
Employee compensation and benefits	5	(18,465)	(18,220)	(18,003)
General and administrative expenses		(10,498)	(10,383)	(10,848)
Depreciation and impairment of property, plant and equipment and right-of-use assets[9]		(1,845)	(1,640)	(2,149)
Amortisation and impairment of intangible assets		(2,235)	(1,827)	(1,701)
Total operating expenses		(33,043)	(32,070)	(32,701)
Operating profit		29,397	30,541	14,335
Share of profit in associates and joint ventures	18	2,912	2,807	2,723
Impairment of interest in associate	18	—	(3,000)	—
Profit before tax		32,309	30,348	17,058
Tax expense	7	(7,310)	(5,789)	(809)
Profit for the year		24,999	24,559	16,249
Attributable to:
– ordinary shareholders of the parent company		22,917	22,432	14,346
– preference shareholders of the parent company		—	—	—
– other equity holders		1,062	1,101	1,213
– non-controlling interests		1,020	1,026	690
Profit for the year		24,999	24,559	16,249
		$	$	$
Basic earnings per ordinary share	9	1.25	1.15	0.72
Diluted earnings per ordinary share	9	1.24	1.14	0.72
For Notes on the financial statements, see page 375.
1Interest income includes $93,388m (2023: $88,657m; 2022: $45,994m) of interest recognised on financial assets measured at amortised cost and $15,273m
(2023: $12,134m; 2022: $6,293m) of interest recognised on financial assets measured at fair value through other comprehensive income. It also includes a net
$237m loss related to the early redemption of legacy securities.
2Interest income is calculated using the effective interest method and comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3Interest expense includes $72,594m (2023: $62,095m; 2022: $20,798m) of interest on financial instruments, excluding interest on debt instruments issued by
HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments included in interest expense.
4Includes a $255m gain (2023: $315m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada and a $114m mark-to-market gain (2023:nil) on interest rate hedging of the portfolio of retained loans post sale of our retail banking business in France.
5Gain recognised in respect of the acquisition of SVB UK.
6This line item has been updated to include amounts from Other operating income relating to all sales of business operations; in the 2023 Annual Report and Accounts, this line item only reflected the disposal of our France retail banking business. The amount in 2024 includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $255m gain on the foreign exchange hedging
(see footnote 4 above) on the sale of our banking business in Canada. The amount in 2023 primarily reflected losses due to restrictions impacting the recoverability of assets in Russia, partly offset by a gain on sale of our retail banking operations in France. The amount in 2022 included losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
7Other operating income/(expense) includes a loss on net monetary positions of $1,187m (2023: $1,667m; 2022: $678m) as a result of applying IAS 29 ‘Financial
Reporting in Hyperinflationary Economies’.
8Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
9Includes depreciation of the right-of-use assets of $711m (2023: $663m; 2022: $717m).

364	HSBC Holdings plc Annual Report on Form 20-F
Financial statements

Consolidated statement of comprehensive income
for the year ended 31 December 2024
	2024	2023	2022
	$m	$m	$m
Profit for the year	24,999	24,559	16,249
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	163	2,599	(7,232)
– fair value gains/(losses)	41	2,381	(9,618)
– fair value losses/(gains) transferred to the income statement on disposal	69	905	(18)
– expected credit (recoveries)/losses recognised in the income statement	(6)	59	56
– disposal of subsidiary	85	—	—
– income taxes	(26)	(746)	2,348
Cash flow hedges	(52)	2,953	(3,655)
– fair value gains/(losses)	(282)	2,534	(4,207)
– fair value (gains)/losses reclassified to the income statement	(135)	1,463	(758)
– disposal of subsidiary	262	—	—
– income taxes	103	(1,044)	1,310
Share of other comprehensive income/(expense) of associates and joint ventures	462	47	(367)
– share for the year	462	47	(367)
Net finance income/(expenses) from insurance contracts	(142)	(364)	1,775
– before income taxes	(191)	(491)	2,393
– income taxes	49	127	(618)
Exchange differences	833	(204)	(9,918)
– foreign exchange losses reclassified to the income statement on disposal of a foreign operation	5,816	—	—
– other exchange differences	(4,983)	(204)	(9,918)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	5	1	280
Remeasurement of defined benefit asset/(liability)	(228)	(314)	(1,031)
– before income taxes	(342)	(413)	(1,723)
– income taxes	114	99	692
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(439)	(1,219)	1,922
– before income taxes	(579)	(1,617)	2,573
– income taxes	140	398	(651)
Equity instruments designated at fair value through other comprehensive income	99	(120)	107
– fair value gains/(losses)	141	(120)	107
– income taxes	(42)	—	—
Effects of hyperinflation	1,239	1,604	877
Other comprehensive income/(expense) for the year, net of tax	1,940	4,983	(17,242)
Total comprehensive income/(expense) for the year	26,939	29,542	(993)
Attributable to:
– ordinary shareholders of the parent company	24,833	27,397	(2,810)
– other equity holders	1,062	1,101	1,213
– non-controlling interests	1,044	1,044	604
Total comprehensive income/(expense) for the year	26,939	29,542	(993)

HSBC Holdings plc Annual Report on Form 20-F	365

Consolidated balance sheet
at 31 December 2024
		At
		31 Dec 2024	31 Dec 2023
	Notes*	$m	$m
Assets
Cash and balances at central banks		267,674	285,868
Hong Kong Government certificates of indebtedness		42,293	42,024
Trading assets	11	314,842	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14	115,769	110,643
Derivatives	15	268,637	229,714
Loans and advances to banks		102,039	112,902
Loans and advances to customers		930,658	938,535
Reverse repurchase agreements – non-trading		252,549	252,217
Financial investments	16	493,166	442,763
Assets held for sale	23	27,234	114,134
Prepayments, accrued income and other assets[1]	22	152,740	171,597
Current tax assets		1,313	1,536
Interests in associates and joint ventures	18	28,909	27,344
Goodwill and intangible assets	21	12,384	12,487
Deferred tax assets	7	6,841	7,754
Total assets		3,017,048	3,038,677
Liabilities
Hong Kong currency notes in circulation		42,293	42,024
Deposits by banks		73,997	73,163
Customer accounts		1,654,955	1,611,647
Repurchase agreements – non-trading		180,880	172,100
Trading liabilities	24	65,982	73,150
Financial liabilities designated at fair value	25	138,727	141,426
Derivatives	15	264,448	234,772
Debt securities in issue	26	105,785	93,917
Liabilities of disposal groups held for sale	23	29,011	108,406
Accruals, deferred income and other liabilities[1]	27	130,340	143,901
Current tax liabilities		1,729	2,777
Insurance contract liabilities	4	107,629	120,851
Provisions	28	1,724	1,741
Deferred tax liabilities	7	1,317	1,238
Subordinated liabilities	29	25,958	24,954
Total liabilities		2,824,775	2,846,067
Equity
Called up share capital	32	8,973	9,631
Share premium account	32	14,810	14,738
Other equity instruments		19,070	17,719
Other reserves		(10,282)	(8,907)
Retained earnings		152,402	152,148
Total shareholders’ equity		184,973	185,329
Non-controlling interests	19	7,300	7,281
Total equity		192,273	192,610
Total liabilities and equity		3,017,048	3,038,677
*For Notes on the financial statements, see page 375.
1In 2023 ‘Items in the course of collection from other banks’ ($6.3bn) were presented on the face of the balance sheet but are now reported within
‘Prepayments, accrued income and other assets’ in the Annual Report and Accounts 2024. Similarly, ‘Items in the course of transmission to other banks’ ($7.3bn) are now presented within ‘Accruals, deferred income and other liabilities’.
The accompanying notes on pages 375 to 460 and the audited sections in the Risk review on pages 143 to 265 and ‘Directors’ remuneration report’ on pages 309 to 348 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 19 February 2025 and signed on its behalf by:

Sir Mark E Tucker	Pam Kaur
Group Chairman	Group Chief Financial Officer

366	HSBC Holdings plc Annual Report on Form 20-F
Financial statements

Consolidated statement of changes in equity
for the year ended 31 December 2024

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves [1,2]	Insurance finance reserve[3]	Retained earnings [1,4]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the year	—	—	—	—	—	—	—	23,979	23,979	1,020	24,999
Other comprehensive income (net of tax)	—	—	259	(46)	863	5	(183)	1,018	1,916	24	1,940
– debt instruments at fair value through other comprehensive income	—	—	62	—	—	—	—	—	62	16	78
– equity instruments designated at fair value through other comprehensive income	—	—	75	—	—	—	—	—	75	24	99
– cash flow hedges	—	—	—	(312)	—	—	—	—	(312)	(2)	(314)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(439)	(439)	—	(439)
– property revaluation	—	—	—	—	—	5	—	—	5	—	5
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(244)	(244)	16	(228)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	462	462	—	462
– effects of hyperinflation	—	—	—	—	—	—	—	1,239	1,239	—	1,239
– foreign exchange reclassified to income statement on disposal of a foreign operation[5]	—	—	—	—	5,816	—	—	—	5,816	—	5,816
– other reserves reclassified to income statement on disposal of a foreign operation	—	—	85	262	—	—	—	—	347	—	347
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(142)	—	(142)	—	(142)
– exchange differences	—	—	37	4	(4,953)	—	(41)	—	(4,953)	(30)	(4,983)
Total comprehensive income for the year	—	—	259	(46)	863	5	(183)	24,997	25,895	1,044	26,939
Shares issued under employee remuneration and share plans	77	—	—	—	—	—	—	(77)	—	—	—
Capital securities issued[6]	—	3,601	—	—	—	—	—	—	3,601	—	3,601
Dividends to shareholders	—	—	—	—	—	—	—	(16,410)	(16,410)	(690)	(17,100)
Redemption of securities[7]	—	(2,250)	—	—	—	—	—	—	(2,250)	—	(2,250)
Transfers[8]	—	—	—	—	—	(2,945)	—	2,945	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	529	529	—	529
Share buy-back[9]	—	—	—	—	—	—	—	(11,043)	(11,043)	—	(11,043)
Cancellation of shares	(663)	—	—	—	—	663	—	—	—	—	—
Other movements	—	—	2	—	3	4	—	(687)	(678)	(335)	(1,013)
At 31 Dec 2024	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273

HSBC Holdings plc Annual Report on Form 20-F	367

Consolidated statement of changes in equity (continued)

for the year ended 31 December 2023
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves [1,2]	Insurance finance reserve[3]	Retained earnings [1,4]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the year	—	—	—	—	—	—	—	23,533	23,533	1,026	24,559
Other comprehensive income (net of tax)	—	—	2,402	3,030	(211)	1	(371)	114	4,965	18	4,983
– debt instruments at fair value through other comprehensive income	—	—	2,574	—	—	—	—	—	2,574	25	2,599
– equity instruments designated at fair value through other comprehensive income	—	—	(93)	—	—	—	—	—	(93)	(27)	(120)
– cash flow hedges	—	—	—	2,919	—	—	—	—	2,919	34	2,953
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(1,220)	(1,220)	1	(1,219)
– property revaluation	—	—	—	—	—	1	—	—	1	—	1
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(317)	(317)	3	(314)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—		47	47	—	47
– effects of hyperinflation	—	—	—	—	—	—	—	1,604	1,604	—	1,604
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(364)	—	(364)	—	(364)
– exchange differences	—	—	(79)	111	(211)	—	(7)	—	(186)	(18)	(204)
Total comprehensive income for the year	—	—	2,402	3,030	(211)	1	(371)	23,647	28,498	1,044	29,542
Shares issued under employee remuneration and share plans	79	—	—	—	—	—	—	(79)	—	—	—
Capital securities issued	—	1,996	—	—	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	—	—	—	—	—	(11,593)	(11,593)	(603)	(12,196)
Redemption of securities	—	(4,023)	—	—	—	—	—	20	(4,003)	—	(4,003)
Transfers[8]	—	—	—	—	—	(5,130)	—	5,130	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	482	482	—	482
Share buy-back	—	—	—	—	—	—	—	(7,025)	(7,025)	—	(7,025)
Cancellation of shares	(521)	—	—	—	—	521	—	—	—	—	—
Other movements	—	—	1,129	(255)	(967)	—	77	(843)	(859)	(524)	(1,383)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610

368	HSBC Holdings plc Annual Report on Form 20-F
Financial statements

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2022

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves [1,2]	Insurance finance reserve[3]	Retained earnings [1,4]	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	24,918	22,414	49	(197)	(22,769)	30,060	(696)	135,236	189,015	7,303	196,318
Profit for the year	—	—	—	—	—	—	—	15,559	15,559	690	16,249
Other comprehensive income (net of tax)	—	—	(7,089)	(3,613)	(9,806)	174	1,775	1,403	(17,156)	(86)	(17,242)
– debt instruments at fair value through other comprehensive income	—	—	(7,181)	—	—	—	—	—	(7,181)	(51)	(7,232)
– equity instruments designated at fair value through other comprehensive income	—	—	92	—	—	—	—	—	92	15	107
– cash flow hedges	—	—	—	(3,613)	—	—	—	—	(3,613)	(42)	(3,655)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	1,922	1,922	—	1,922
– property revaluation	—	—	—	—	—	174	—	—	174	106	280
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(1,029)	(1,029)	(2)	(1,031)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	(367)	(367)	—	(367)
– effects of hyperinflation	—	—	—	—	—	—	—	877	877	—	877
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	1,775	—	1,775	—	1,775
– exchange differences	—	—	—	—	(9,806)	—	—	—	(9,806)	(112)	(9,918)
Total comprehensive income for the year	—	—	(7,089)	(3,613)	(9,806)	174	1,775	16,962	(1,597)	604	(993)
Shares issued under employee remuneration and share plans	67	—	—	—	—	—	—	(67)	—	—	—
Dividends to shareholders	—	—	—	—	—	—	—	(6,544)	(6,544)	(426)	(6,970)
Redemption of securities	—	(2,668)	—	—	—	—	—	402	(2,266)	—	(2,266)
Transfers[8]	—	—	—	—	—	2,499	—	(2,499)	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	400	400	—	400
Share buy-back	—	—	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Cancellation of shares	(174)	—	—	—	—	174	—	—	—	—	—
Other movements	—	—	2	2	—	302	—	(481)	(175)	(117)	(292)
At 31 Dec 2022	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
1Cumulative goodwill amounting to $5,138m was charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m was charged against retained earnings.
2Statutory share premium relief under section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992,
HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC Finance
Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited, following a number of intra-Group reorganisations, and has since been transferred to retained earnings as part of the impairment recognised in respect of HSBC Overseas Holding (UK) Limited. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
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
4At 31 December 2024, retained earnings included 28,744,609 own shares held. These include own shares held within HSBC’s insurance business’s retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and Securities Services.
5  At 31 December 2024, accumulated foreign currency translation reserve losses of $5,816m were recycled to the income statement, including $5,166m upon completion of the sale of our business in Argentina and $564m upon completion of the sale of our banking business in Canada.
6HSBC Holdings issued SGD1,500m 5.250% contingent convertible securities in June 2024, and a further $1,350m 6.875% and $1,150m 6.950% contingent convertible securities in September 2024. All instruments were recorded net of issuance costs.
7In September 2024, HSBC Holdings redeemed its $2,250m 6.375% contingent convertible securities.
8At 31 December 2024, an impairment of $11,442m (2023: $5,512m) of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of $2,945m (2023: $5,130m) from the remaining historical merger reserve to retained earnings, and a realisation of nil share-based payment reserve (2023:
$382m) within retained earnings. In 2022, a part-reversal of the impairment resulted in a transfer from retained earnings back to the merger reserve of $2,499m.
9HSBC Holdings announced the following share buy-backs during the year: a share buy-back of up to $2.0bn in February 2024, which was completed in April
2024; a share buy-back of up to $3.0bn in April 2024, which was completed in July 2024; a share buy-back of up to $3.0bn in July 2024, which was completed in
October 2024; and a share buy-back of up to $3.0bn in October 2024, which was completed in February 2025.

HSBC Holdings plc Annual Report on Form 20-F	369

Consolidated statement of cash flows
for the year ended 31 December 2024
	2024	2023	2022
	$m	$m	$m
Profit before tax	32,309	30,348	17,058
Adjustments for non-cash items:
Depreciation, amortisation and impairment	4,080	3,466	3,850
Net loss from investing activities	180	1,213	11
Share of profit in associates and joint ventures	(2,912)	(2,807)	(2,723)
Impairment of interest in associate	—	3,000	—
(Gain)/loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	1,704	(1,775)	2,554
Change in expected credit losses gross of recoveries and other credit impairment charges	3,674	3,717	3,898
Provisions including pensions	299	266	638
Share-based payment expense	529	482	400
Other non-cash items included in profit before tax	(5,290)	(4,299)	(774)
Elimination of exchange differences[1]	26,734	(10,678)	48,718
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(41,385)	(63,247)	20,166
Change in loans and advances to banks and customers	7,275	(14,145)	31,649
Change in reverse repurchase agreements – non-trading	(4,227)	(2,095)	(23,405)
Change in financial assets designated and otherwise mandatorily measured at fair value	(20,662)	(9,994)	14,164
Change in other assets[2]	7,685	(10,254)	(12,858)
Change in deposits by banks and customer accounts	44,237	45,021	(91,194)
Change in repurchase agreements – non-trading	8,700	43,366	4,344
Change in debt securities in issue	11,942	11,945	12,518
Change in financial liabilities designated at fair value	(2,248)	10,097	(13,654)
Change in other liabilities	(1,603)	8,742	6,021
Dividends received from associates	1,062	1,067	944
Contributions paid to defined benefit plans	(167)	(208)	(194)
Tax paid	(6,611)	(4,117)	(2,776)
Net cash from operating activities	65,305	39,111	19,355
Purchase of financial investments[2]	(523,454)	(563,561)	(511,097)
Proceeds from the sale and maturity of financial investments[2]	453,502	504,174	492,624
Net cash flows from the purchase and sale of property, plant and equipment	(1,344)	(1,145)	(1,284)
Net cash flows from disposal of loan portfolio and customer accounts	—	623	(3,530)
Net investment in intangible assets	(2,542)	(2,550)	(3,125)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[3]	9,891	1,239	—
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[4]	(12,617)	(1,692)	(989)
Net cash from investing activities	(76,564)	(62,912)	(27,401)
Issue of ordinary share capital and other equity instruments	3,602	1,996	—
Cancellation of shares	(11,348)	(5,812)	(2,285)
Net purchases of own shares for market-making and investment purposes	(541)	(614)	(91)
Net cash flow from change in stake of subsidiaries	—	(19)	(197)
Redemption of preference shares and other equity instruments	(3,433)	(4,003)	(2,266)
Subordinated loan capital issued	4,361	5,237	7,300
Subordinated loan capital repaid[5]	(2,000)	(2,147)	(1,777)
Dividends paid to shareholders of the parent company and non-controlling interests	(17,100)	(12,196)	(6,970)
Net cash from financing activities	(26,459)	(17,558)	(6,286)
Net decrease in cash and cash equivalents	(37,718)	(41,359)	(14,332)
Cash and cash equivalents at 1 Jan	490,933	521,671	574,032
Exchange differences in respect of cash and cash equivalents	(18,275)	10,621	(38,029)
Cash and cash equivalents at 31 Dec[6]	434,940	490,933	521,671

370	HSBC Holdings plc Annual Report on Form 20-F
Financial statements

Consolidated statement of cash flows (continued)
for the year ended 31 December 2024
	2024	2023	2022
	$m	$m	$m

Cash and cash equivalents comprise:
– cash and balances at central banks	267,674	285,868	327,002
– loans and advances to banks of one month or less	69,803	76,620	72,295
– reverse repurchase agreements with banks of one month or less	58,290	64,341	68,682
– treasury bills, other bills and certificates of deposit less than three months[8]	27,307	33,303	26,727
– cash collateral, net settlement accounts and items in course of collection from/transmission to other banks	9,827	14,866	18,878
– cash and cash equivalents held for sale[7]	2,039	15,935	8,087
Cash and cash equivalents at 31 Dec[6]	434,940	490,933	521,671
Interest received was $110,106m (2023: $98,910m; 2022: $55,664m), interest paid was $81,680m (2023: $65,980m; 2022: $22,856m) and dividends received (excluding dividends received from associates, which are presented separately above) were $2,812m (2023: $1,869m; 2022:
$1,638m).
1Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2Post adoption of IFRS 17 ‘Insurance Contracts’, certain assets have been reclassified from ‘Investing activities’ to ‘Operating activities’. The comparative data for 2022 have not been re-presented.
3This includes $9.3bn from the sale of our banking business in Canada.
4This includes $10.6bn from the sale of our retail banking business in France and $1.8bn from the sale of our business in Argentina.
5Subordinated liabilities changes during the year are attributable to repayments of $(2.0)bn (2023: $(2.1)bn; 2022: $(1.8)bn) of securities. Non-cash changes during the year included foreign exchange gains/losses of $1.6bn gain (2023: $0.6bn loss; 2022: $1.1bn gain) and fair value gains/losses of $1.0bn gain (2023:
$0.8bn loss; 2022: $3.1bn gain).
6At 31 December 2024, $50.4bn (2023: $61.8bn; 2022: $59.3bn) was not available for use by HSBC due to a range of restrictions, including currency exchange and other restrictions.
7Includes $1.9bn (2023: $5.6bn, 2022: $6.5bn) of cash and balances at central banks and $0.1bn (2023: $10.5bn, 2022: $0.2bn) of loans and advances to banks of one month or less. There is nil balance in 2024 for reverse repurchase agreements with banks of one month or less (2023: $0.2bn, 2022: $1.3bn) and cash collateral, net settlement accounts and items in course of collection from/transmission to other banks (2023: $(0.4)bn, 2022: $(0.2)bn).
8  The amount in this line is included in the ‘Financial investments’ and ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’ line items in the Consolidated balance sheet on page 365.

HSBC Holdings plc Annual Report on Form 20-F	371

HSBC Holdings income statement
for the year ended 31 December 2024
		2024	2023	2022
	Notes*	$m	$m	$m
Net interest expense		(5,758)	(5,339)	(3,074)
– interest income		3,053	2,864	937
– interest expense		(8,811)	(8,203)	(4,011)
Net fee (expense)/income		(10)	2	(3)
Net income from financial instruments held for trading or managed on a fair value basis	3	2,899	1,063	2,129
Changes in fair value of designated debt and related derivatives[1]	3	(125)	(1,468)	2,144
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	2,086	3,692	(2,409)
Gains less losses from financial investments		2	45	58
Dividend income from subsidiaries[3]		33,846	16,824	9,478
Other operating income		276	332	91
Total operating income		33,216	15,151	8,414
Employee compensation and benefits	5	(29)	(15)	(41)
General and administrative expenses		(1,148)	(1,327)	(1,586)
(Impairment) of subsidiaries/reversal of impairment[3]	19	(11,490)	(5,574)	2,493
Total operating expenses		(12,667)	(6,916)	866
Profit before tax		20,549	8,235	9,280
Tax credit[2,3]		499	977	3,077
Profit for the year		21,048	9,212	12,357
*For Notes on the financial statements, see page 375.
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
3The amounts recorded within profit before tax with respect to dividend income from subsidiaries and impairment/reversal of impairment of subsidiaries are not subject to tax.

HSBC Holdings statement of comprehensive income
for the year ended 31 December 2024
	2024	2023	2022
	$m	$m	$m
Profit for the year	21,048	9,212	12,357
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	21	(124)	326
– before income taxes	32	(166)	435
– income taxes	(11)	42	(109)
Other comprehensive income/(expense) for the year, net of tax	21	(124)	326
Total comprehensive income for the year	21,069	9,088	12,683

372	HSBC Holdings plc Annual Report on Form 20-F
Financial statements

HSBC Holdings balance sheet
		31 Dec 2024	31 Dec 2023
	Notes*	$m	$m
Assets
Cash and balances with HSBC undertakings		2,548	7,029
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value		61,286	59,879
Derivatives	15	3,054	3,344
Loans and advances to HSBC undertakings		37,677	27,354
Trading Assets		709	—
Financial investments	16	10,328	19,558
Prepayments, accrued income and other assets		4,353	5,341
Current tax assets		305	924
Investments in subsidiaries	19	152,337	159,478
Intangible assets		162	180
Deferred tax assets		1,498	2,082
Total assets at 31 Dec		274,257	285,169
Liabilities and equity
Liabilities
Amounts owed to HSBC undertakings		231	168
Financial liabilities designated at fair value	25	41,582	43,638
Derivatives	15	5,340	6,090
Debt securities in issue	26	64,320	65,239
Accruals, deferred income and other liabilities		3,097	4,289
Subordinated liabilities	29	23,548	24,439
Total liabilities		138,118	143,863
Equity
Called up share capital	32	8,973	9,631
Share premium account	32	14,810	14,738
Other equity instruments	32	19,024	17,703
Merger and other reserves		33,664	35,946
Retained earnings		59,668	63,288
Total equity		136,139	141,306
Total liabilities and equity at 31 Dec		274,257	285,169
*For Notes on the financial statements, see page 375.
The accompanying notes on pages 375 to 460, the audited sections in the Risk review on pages 143 to 265 and ‘Directors’ remuneration report’ on pages 309 to 348 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 19 February 2025 and signed on its behalf by:

Sir Mark E Tucker	Pam Kaur
Group Chairman	Group Chief Financial Officer

HSBC Holdings plc Annual Report on Form 20-F	373

HSBC Holdings statement of changes in equity
for the year ended 31 December 2024

				Other reserves
	Called up share capital	Share premium	Other equity instruments	Retained earnings[1,2]	Merger and other reserves	Total shareholders’ equity
	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	9,631	14,738	17,703	63,288	35,946	141,306
Profit for the year	—	—	—	21,048	—	21,048
Other comprehensive income (net of tax)	—	—	—	21	—	21
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	21	—	21
Total comprehensive income for the year	—	—	—	21,069	—	21,069
Shares issued under employee share plans	5	72	—	(181)	—	(104)
Capital securities issued[3]	—	—	3,571	—	—	3,571
Purchase and cancellation of shares[4]	(663)	—	—	(11,043)	663	(11,043)
Dividends to shareholders	—	—	—	(16,410)	—	(16,410)
Redemption of capital securities[5]	—	—	(2,250)	—	—	(2,250)
Transfers[6]	—	—	—	2,945	(2,945)	—
At 31 Dec 2024	8,973	14,810	19,024	59,668	33,664	136,139

At 1 Jan 2023	10,147	14,664	19,746	67,996	40,555	153,108
Profit for the year	—	—	—	9,212	—	9,212
Other comprehensive income (net of tax)	—	—	—	(124)	—	(124)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	(124)	—	(124)
Total comprehensive income for the year	—	—	—	9,088	—	9,088
Shares issued under employee share plans	5	74	—	(328)	—	(249)
Capital securities issued	—	—	1,980	—	—	1,980
Purchase and cancellation of shares	(521)	—	—	(7,025)	521	(7,025)
Dividends to shareholders	—	—	—	(11,593)	—	(11,593)
Redemption of capital securities	—	—	(4,023)	20	—	(4,003)
Transfers[6]	—	—	—	5,130	(5,130)	—
At 31 Dec 2023	9,631	14,738	17,703	63,288	35,946	141,306

At 1 Jan 2022	10,316	14,602	22,414	65,116	37,882	150,330
Profit for the year	—	—	—	12,357	—	12,357
Other comprehensive income (net of tax)	—	—	—	326	—	326
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	326	—	326
Total comprehensive income for the year	—	—	—	12,683	—	12,683
Shares issued under employee share plans	5	62	—	(161)	—	(94)
Capital securities issued	—	—	—	—	—	—
Purchase and cancellation of shares	(174)	—	—	(1,001)	174	(1,001)
Dividends to shareholders	—	—	—	(6,544)	—	(6,544)
Redemption of capital securities	—	—	(2,668)	402	—	(2,266)
Transfers[6]	—	—	—	(2,499)	2,499	—
At 31 Dec 2022	10,147	14,664	19,746	67,996	40,555	153,108
Dividends per ordinary share at 31 December 2024 were $0.82 (2023: $0.53; 2022: $0.27).
1Retained earnings include unrealised profits from intercompany transactions and share-based payment reserves, which are excluded from distributable reserves. Distributable reserves include the distributable portions of retained earnings and the merger reserve. Distributable reserves are reduced by ordinary dividend payments, distributions on additional tier 1 instruments, share buy-backs and impairments in investments in subsidiaries. They are increased by profits and the realisation of retained earnings or merger reserves upon impairment of an associated investment in subsidiary.
2At 31 December 2024, retained earnings included 29,739,384 own shares held. These include own shares held by HSBC Holdings for the benefit of beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans.
3HSBC Holdings issued SGD1,500m 5.250% contingent convertible securities in June 2024, and a further $1,350m 6.875% and $1,150m 6.950% contingent convertible securities in September 2024. All instruments were recorded net of issuance cost.
4HSBC Holdings announced the following share buy-backs during the year: a share buy-back of up to $2.0bn in February 2024, which was completed in April
2024; a share buy-back of up to $3.0bn in April 2024, which was completed in July 2024; a share buy-back of up to $3.0bn in July 2024, which was completed in
October 2024; and a share buy-back of up to $3.0bn in October 2024, which was completed in February 2025.
5In September 2024, HSBC Holdings redeemed its $2,250m 6.375% contingent convertible securities.
6At 31 December 2024, an impairment of $11,442m (2023: $5,512m) of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of $2,945m (2023: $5,130m) from the remaining historical associated merger reserve to retained earnings, and a realisation of nil share-based payment reserves
(2023: $382m) to retained earnings. In 2022, a part-reversal of the impairment resulted in a transfer from retained earnings back to the merger reserve of
$2,499m.

374	HSBC Holdings plc Annual Report on Form 20-F
Financial statements

HSBC Holdings statement of cash flows
for the year ended 31 December 2024
	2024	2023	2022
	$m	$m	$m
Profit before tax	20,549	8,235	9,280
Adjustments for non-cash items	11,721	5,611	(2,500)
– depreciation, amortisation and impairment/expected credit losses	11,552	5,629	(2,428)
– share-based payment expense	1	—	1
– other non-cash items included in profit before tax	53	(38)	(73)
– elimination of exchange differences[1]	115	20	—
Changes in operating assets and liabilities
Change in loans and advances to HSBC undertakings	(2,753)	(1,267)	(1,657)
Change in financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	(1,978)	(7,767)	(914)
Change in net trading securities and net derivatives	(1,537)	(529)	4,712
Change in other assets	603	363	51
Change in financial investments	—	—	196
Change in debt securities in issue	469	1,964	(5,625)
Change in financial liabilities designated at fair value	292	3,096	(4,755)
Change in other liabilities	(1,897)	1,947	(3,394)
Tax received	1,691	577	215
Net cash from operating activities	27,160	12,230	(4,391)
Purchase of financial investments	(29,812)	(7,803)	(21,481)
Proceeds from the sale and maturity of financial investments	31,779	20,074	17,165
Net cash outflow from acquisition of or increase in stake of subsidiaries	(7,473)	(2,517)	(5,696)
Repayment of capital from subsidiaries	2,963	4,993	3,860
Net investment in intangible assets	(43)	(46)	(39)
Net cash from investing activities	(2,586)	14,701	(6,191)
Issue of ordinary share capital and other equity instruments	3,648	2,059	67
Redemption of preference shares and other equity instruments	(2,250)	(4,003)	(2,266)
Purchase of own shares	(532)	(855)	(438)
Cancellation of shares	(11,204)	(5,812)	(2,298)
Subordinated loan capital issued	4,268	5,270	7,300
Subordinated loan capital repaid	(3,994)	—	—
Debt securities issued	16,102	17,180	18,076
Debt securities repaid	(18,179)	(13,047)	(10,094)
Dividends paid on ordinary shares	(15,348)	(10,492)	(5,330)
Dividends paid to holders of other equity instruments	(1,062)	(1,101)	(1,214)
Net cash from financing activities	(28,551)	(10,801)	3,803
Net increase/(decrease) in cash and cash equivalents	(3,977)	16,130	(6,779)
Cash and cash equivalents at 1 January	22,814	6,756	13,535
Exchange differences in respect of cash and cash equivalents[2]	(144)	(72)	—
Cash and cash equivalents at 31 Dec	18,693	22,814	6,756
Cash and cash equivalents comprise:
– cash at bank with HSBC undertakings	2,548	7,029	3,210
– cash collateral and net settlement accounts	2,544	3,422	3,544
– loans and advances to HSBC undertakings of one month or less	8,500	—	—
– treasury and other eligible bills	5,101	12,363	2
Interest received was $6,624m (2023: $5,695m; 2022: $2,410m), interest paid was $8,800m (2023: $7,754m; 2022: $3,813m) and dividends received were $33,846m (2023: $16,824m; 2022: $9,478m).
1Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense. As this change has immaterial impact, 2022 prior period comparatives have not been restated.
2In 2023, additional disclosure has been made in respect of exchange differences on cash and cash equivalents. As this change has immaterial impact, 2022 prior period comparatives have not been restated.

HSBC Holdings plc Annual Report on Form 20-F	375

Notes on the financial statements

Contents
375	1	Basis of preparation and material accounting policies
388	2	Net fee income
389	3	Net income/(expense) from financial instruments measured at fair value through profit or loss
389	4	Insurance business
396	5	Employee compensation and benefits
401	6	Auditor’s remuneration
402	7	Tax
404	8	Dividends
405	9	Earnings per share
405	10	Segmental analysis
408	11	Trading assets
408	12	Fair values of financial instruments carried at fair value
415	13	Fair values of financial instruments not carried at fair value
417	14	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss
417	15	Derivatives
421	16	Financial investments
422	17	Assets pledged, collateral received and assets transferred
423	18	Interests in associates and joint ventures

427	19	Investments in subsidiaries
429	20	Structured entities
431	21	Goodwill and intangible assets
433	22	Prepayments, accrued income and other assets
433	23	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions
435	24	Trading liabilities
436	25	Financial liabilities designated at fair value
436	26	Debt securities in issue
436	27	Accruals, deferred income and other liabilities
437	28	Provisions
438	29	Subordinated liabilities
439	30	Maturity analysis of assets, liabilities and off-balance sheet commitments
444	31	Offsetting of financial assets and financial liabilities
445	32	Called up share capital and other equity instruments
447	33	Contingent liabilities, contractual commitments and guarantees
448	34	Finance lease receivables
448	35	Legal proceedings and regulatory matters
451	36	Related party transactions
452	37	Events after the balance sheet date
452	38	HSBC Holdings’ subsidiaries, joint ventures and associates
460	39	Non-statutory accounts

1	Basis of preparation and material accounting policies
1.1Basis of preparation
(a)Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting
Standards’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS
Accounting Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2024 affecting these consolidated and separate financial statements.
IFRS Accounting Standards adopted during the year ended 31 December 2024
There were no new standards, amendments to standards or interpretations that had an effect on these financial statements. Accounting policies have been applied consistently.
(b)Differences between IFRS Accounting Standards and Hong Kong Financial Reporting
Standards
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
(c)Future accounting developments
Minor amendments to IFRS Accounting Standards
The International Accounting Standards Board (‘IASB’) has published a number of minor amendments to IFRS Accounting Standards that are effective from 1 January 2025. HSBC expects they will have an insignificant effect, when adopted, on the consolidated financial statements of
HSBC and the separate financial statements of HSBC Holdings.
Other amendments and new IFRS Accounting Standards
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The Group is undertaking an assessment of the potential impact.

376	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it may have an impact on presenting information in the financial statements, in particular the income statement and to a lesser extent the cash flow statement. HSBC are currently assessing impacts and data readiness before developing a more detailed implementation plan.
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
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date, except non-monetary assets and liabilities measured at historical cost, which are translated using the rate of exchange at the initial transaction date. Exchange differences are included in other comprehensive income or in the income statement depending on where the gain or loss on the underlying item is recognised. Except for subsidiaries operating in hyperinflationary economies, in the consolidated financial statements, the assets and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars are translated into the Group’s presentation currency at the rate of exchange at the balance sheet date, while their results are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising are recognised in other comprehensive income. On disposal of a foreign operation, exchange differences previously recognised in other comprehensive income are reclassified to the income statement.
(e)Presentation of information
Certain disclosures required by IFRS Accounting Standards have been included in the sections marked as (‘Audited’) in the Annual Report and
Accounts 2024 as follows:
–Disclosures concerning the nature and extent of risks relating to insurance contracts and financial instruments are included in the ‘Risk review’ on pages 143 to 265.
–The ‘Own funds disclosure’ is included in the ‘Risk review’ on page 235.
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
Management has considered the impact of climate-related risks on HSBC’s financial position and performance. While the effects of climate change are a source of uncertainty, as at 31 December 2024 management did not consider there to be a material impact on our critical judgements and estimates from the physical, transition and other climate-related risks in the short to medium term. In particular, management has considered the known and observable potential impacts of climate-related risks of associated judgements and estimates in our value in use calculations.
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
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment following uncertain inflation, rapidly changing interest rates, slower Chinese economic activity, and disrupted supply chains as a result of the Russia-Ukraine war, conflict in the Middle East and US-China tensions. They also included other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
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

HSBC Holdings plc Annual Report on Form 20-F	377
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
–Key assumptions used in estimating goodwill and non-financial asset impairment are described in Note
21.

The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in the next financial year, but does consider this to be an area that is inherently judgemental. The Group’s consideration of this risk includes taking account of the potential implications for CGUs arising from the revised organisational structure effective from 1 January 2025.
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
HSBC classifies investments in entities over which it has significant influence, and those that are neither subsidiaries nor joint arrangements, as associates.

378	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

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
Investments in associates and joint ventures are assessed at each reporting date and tested for impairment when there is an indication that the investment may be impaired, by comparing the recoverable amount of the relevant investment to its carrying amount. Goodwill on acquisition of interests in joint ventures and associates is not tested separately for impairment, but is assessed as part of the carrying amount of the investment. Previously recognised impairments are assessed for reversal when there are indicators that they may no longer exist or have decreased. Any reversal, which may arise only from changes in estimates used to determine the prior impairment loss, is recognised to the extent that it does not increase the carrying amount above that had no impairment loss been previously recognised.
Critical estimates and judgements

The most significant critical estimates relate to the assessment of impairment or its reversal of our investment in Bank of Communications Co., Limited (‘BoCom’), which involves estimations of value in use:

Judgements	Estimates

–The value in use calculation uses discounted cash flow projections based on management’s best estimate of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ‘Impairment of Assets’. Those cash flows use estimates based on BoCom’s current condition and so do not include estimated cash flows arising from uncommitted future actions that may affect the performance of the investment which will be considered at the relevant time should they arise.
–Key assumptions used in estimating BoCom’s value in use and the sensitivity of the value in use calculations to different assumptions are described in Note 18.

(b)Income and expense
Operating income
Interest income and expense
Interest income and expense for all financial instruments, excluding those classified as held for trading or designated at fair value, is recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest method. However, as an exception to this, interest on debt instruments issued by HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments is included in interest expense.
Interest on credit-impaired financial assets is recognised by applying the effective interest rate to the amortised cost (i.e. gross carrying amount of the asset less allowance for expected credit losses).
Non-interest income and expense
HSBC generates fee income from services provided over time, such as account service and card fees, or when HSBC delivers a specific transaction at a point in time, such as broking services and import/export services. With the exception of certain fund management and performance fees, all other fees are generated at a fixed price. Fund management and performance fees can be variable depending on the size of the customer portfolio and HSBC’s performance as fund manager. Variable fees are recognised when all uncertainties are resolved. Fee income is generally earned from short-term contracts with payment terms that do not include a significant financing component.
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
Net income/(expense) from financial instruments measured at fair value through profit or loss includes the following:
–‘Net income from financial instruments held for trading or managed on a fair value basis’: This comprises net trading activities, which includes all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and other financial instruments managed on a fair value basis, together with the related interest income, interest expense and dividend income, excluding the effect of changes in the credit risk of liabilities managed on a fair value basis. It also includes all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities measured at fair value through profit or loss.
–‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’: This includes all gains and losses from changes in the fair value, together with related interest income, interest expense and dividend income in respect of financial assets and liabilities measured at fair value through profit or loss, and those derivatives managed in conjunction with the above that can be separately identifiable from other trading derivatives.
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
The accounting policies for insurance service result and insurance finance income/(expense) are disclosed in Note 1.2(j).

HSBC Holdings plc Annual Report on Form 20-F	379
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
Financial instruments are classified into one of three fair value hierarchy levels, described in Note 12, ‘Fair values of financial instruments carried at fair value‘.
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
Financial assets are reclassified only when the business model for their management changes. Such changes, which are expected to be infrequent, are determined by senior management as a result of external or internal changes and must be significant to operations and demonstrable to external parties. Reclassifications are applied prospectively from the first day of the first reporting period following the change of business model. Where a financial asset is reclassified out of the amortised cost measurement category and into the fair value through other comprehensive income measurement category its fair value is measured at the date of reclassification. Any gain or loss arising from a difference between the previous amortised cost and fair value is recognised in other comprehensive income. The effective interest rate and the measurement of expected credit losses are not adjusted as a result of the reclassification.
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

380	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

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
(h)Derivatives
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

HSBC Holdings plc Annual Report on Form 20-F	381
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
The Group applies the EBA Guidelines on the application of definition of default for our retail portfolios, which affect credit risk policies and our reporting in respect of the status of loans as credit impaired principally due to forbearance (or curing thereof). Further details are provided under
‘Forborne loans and advances’ on page 170.
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
impairment policy. Changes made to these financial instruments that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change of the interest rate benchmark.

382	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

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
Further information about the 23-grade scale used for CRR can be found on page 170.
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
Movement between stages
Financial assets can be transferred between the different categories (other than POCI) depending on their relative increase in credit risk since initial recognition. Financial instruments are transferred out of stage 2 if their credit risk is no longer considered to be significantly increased since initial recognition based on the assessments described above. In the case of non-performing forborne loans, such financial instruments are transferred out of stage 3 when they no longer exhibit any evidence of credit impairment and meet the curing criteria as described above.

HSBC Holdings plc Annual Report on Form 20-F	383
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
PD
–Represents long-run average PD throughout a full economic cycle
(for mortgage portfolios a hybrid approach, which sits between the extremes of point in time and through the cycle, is used for calculating long-run averages as required by the PRA)
–Default backstop of 90+ days past due for all portfolios (includes unlikely to pay (‘UTP’) criteria in line with internal policy)
–May be subject to a sovereign cap

–Represents current portfolio quality and performance, adjusted for the impact of multiple forward-looking macroeconomic scenarios
–Default backstop of 90+ days past due for all portfolios (includes
UTP criteria in line with internal policy)

EAD	–Cannot be lower than current balance	–Amortisation captured for term products –Future drawdown captured for revolving products
LGD
–Downturn LGD (consistent with losses we would expect to suffer during a severe but plausible economic downturn)
–Regulatory floors may apply to mitigate risk of underestimating downturn LGD due to lack of historical data
–Discounted using appropriate index (minimum 9%)
–All collection costs included

–LGD based on recent portfolio performance data and includes the expected impact of future economic conditions such as change in the value of collateral
–No floors applied, discounted using the original effective interest rate
–Only costs associated with selling collateral and certain third-party costs are included

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
The cash flows are discounted at a reasonable approximation of the original effective interest rate. For significant cases, cash flows under up to four different scenarios are probability-weighted by reference to the status of the borrower, economic scenarios applied more generally by the
Group and judgement in relation to the likelihood of the work-out strategy succeeding or receivership being required. For less significant cases where an individual assessment is undertaken, the effect of different economic scenarios and work-out strategies results in an ECL calculation based on a most likely outcome which is adjusted to capture losses resulting from less likely but possible outcomes. For certain less significant cases, the bank may use an LGD-based modelled approach to ECL assessment, which factors in a range of economic scenarios.
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
environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 178.

384	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

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

–The section ‘Measurement uncertainty and
sensitivity analysis of ECL estimates’, marked as
audited from page 178, sets out the assumptions
used in determining ECL, and provides an indication
of the sensitivity of the result to the application of
different weightings being applied to different
economic assumptions

(j)Insurance contracts
A contract is classified as an insurance contract where the Group accepts significant insurance risk from another party by agreeing to compensate that party if it is adversely affected by a specified uncertain future event. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant. In addition, the Group issues investment contracts with discretionary participation features ('DPF’), which are also accounted under IFRS 17 ’Insurance Contracts’.
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
The measurement of the insurance contract liability is based on groups of insurance contracts as established at initial recognition, and will include fulfilment cash flows as well as the CSM representing the unearned profit. The Group’s accounting policy is to update the estimates used in the measurement on a year-to-date basis.
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
–Asia-Pacific (Hong Kong): 60th percentile (2023: 60th percentile).
–Europe (France): 60th percentile (2023: 60th percentile).
–Latin America (Mexico): 64th percentile (2023: 65th percentile).
The Group does not disaggregate changes in the risk adjustment between insurance service result (comprising insurance revenue and insurance service expense) and insurance finance income or expenses. All changes are included in the insurance service result.

HSBC Holdings plc Annual Report on Form 20-F	385
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
Cancellations result from the failure to meet a non-vesting condition during the vesting period, and are treated as an acceleration of vesting recognised immediately in the income statement. Failure to meet a vesting condition by the employee is not treated as a cancellation, and the amount of expense recognised for the award is adjusted to reflect the number of awards expected to vest.

386	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Post-employment benefit plans
HSBC operates a number of pension schemes including defined benefit, defined contribution and other post-employment benefit schemes.
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

(l)Tax
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

HSBC Holdings plc Annual Report on Form 20-F	387
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

388	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

2Net fee income

Net fee income by global business
	2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,864	78	497	—	2,439
Cards	2,448	351	44	—	2,843
Credit facilities	85	722	621	—	1,428
Broking income	561	13	716	—	1,290
Account services	348	791	360	—	1,499
Unit trusts	1,060	10	1	—	1,071
Underwriting	—	8	683	—	691
Global custody	120	7	704	—	831
Remittances	77	387	361	—	825
Imports/exports	—	463	182	—	645
Insurance agency commission	329	18	—	—	347
Other	1,551	1,249	2,725	(3,168)	2,357
Fee income	8,443	4,097	6,894	(3,168)	16,266
Less: fee expense	(2,513)	(245)	(4,348)	3,141	(3,965)
Net fee income	5,930	3,852	2,546	(27)	12,301

	2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,763	71	539	—	2,373
Cards	2,385	353	38	—	2,776
Credit facilities	103	856	615	—	1,574
Broking income	463	22	592	—	1,077
Account services	402	788	347	—	1,537
Unit trusts	727	10	1	—	738
Underwriting	—	3	583	—	586
Global custody	128	6	730	—	864
Remittances	86	389	347	1	823
Imports/exports	—	470	154	—	624
Insurance agency commission	280	18	—	—	298
Other	1,433	1,161	2,458	(2,706)	2,346
Fee income	7,770	4,147	6,404	(2,705)	15,616
Less: fee expense	(2,416)	(210)	(3,858)	2,713	(3,771)
Net fee income	5,354	3,937	2,546	8	11,845

	2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Funds under management	1,765	107	500	(12)	2,360
Cards	2,146	313	32	—	2,491
Credit facilities	100	783	591	—	1,474
Broking income	576	40	635	—	1,251
Account services	337	730	344	1	1,412
Unit trusts	682	14	—	—	696
Underwriting	1	2	443	(5)	441
Global custody	140	19	762	—	921
Remittances	72	380	346	1	799
Imports/exports	—	493	141	—	634
Insurance agency commission	283	16	1	—	300
Other	1,330	1,102	2,376	(2,463)	2,345
Fee income	7,432	3,999	6,171	(2,478)	15,124
Less: fee expense	(2,128)	(212)	(3,459)	2,445	(3,354)
Net fee income	5,304	3,787	2,712	(33)	11,770
Net fee income included $6,816m of fees earned on financial assets that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2023: $6,971m; 2022: $6,410m), $1,951m of fees payable on financial liabilities that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2023: $1,872m; 2022: $1,613m),
$3,480m of fees earned on trust and other fiduciary activities (2023: $3,452m; 2022: $3,492m) and $401m of fees payable relating to trust and other fiduciary activities (2023: $333m; 2022: $370m).

HSBC Holdings plc Annual Report on Form 20-F	389
3Net income/(expense) from financial instruments measured at fair value through profit or loss

	2024	2023	2022
	$m	$m	$m
Net income/(expense) arising on:
Net trading activities	23,186	20,391	2,372
Other instruments managed on a fair value basis	(2,070)	(3,730)	7,906
Net income from financial instruments held for trading or managed on a fair value basis	21,116	16,661	10,278
Financial assets held to meet liabilities under insurance and investment contracts	6,210	8,086	(14,392)
Liabilities to customers under investment contracts	(309)	(199)	561
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	5,901	7,887	(13,831)
HSBC Holdings

	2024	2023	2022
	$m	$m	$m
Net income/(expense) arising on:
Net trading activities	984	(546)	2,094
Other instruments managed on a fair value basis	1,915	1,609	35
Net income from financial instruments held for trading or managed on a fair value basis	2,899	1,063	2,129
Derivatives managed in conjunction with HSBC Holdings-issued debt securities	93	426	(1,529)
Other changes in fair value	(218)	(1,894)	3,673
Changes in fair value of designated debt and related derivatives	(125)	(1,468)	2,144
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2,086	3,692	(2,409)
Year ended 31 Dec	4,860	3,287	1,864

4	Insurance business

Insurance service result
	Year ended 31 Dec 2024			Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total
	$m	$m	$m	$m	$m	$m
Insurance revenue
Amounts relating to changes in liabilities for remaining coverage	1,890	566	2,456	1,626	470	2,096
– Contractual service margin recognised for services provided	1,143	188	1,331	975	151	1,126
– Change in risk adjustment for non-financial risk for risk expired	46	20	66	21	15	36
– Expected incurred claims and other insurance service expenses	698	358	1,056	594	304	898
– Other	3	—	3	36	—	36
Recovery of insurance acquisition cash flows	195	101	296	109	54	163
Total insurance revenue	2,085	667	2,752	1,735	524	2,259
Insurance service expenses
Incurred claims and other insurance service expenses	(616)	(428)	(1,044)	(615)	(292)	(907)
Losses and reversal of losses on onerous contracts	(50)	(73)	(123)	(32)	(77)	(109)
Amortisation of insurance acquisition cash flows	(195)	(101)	(296)	(109)	(54)	(163)
Adjustments to liabilities for incurred claims	(6)	27	21	(1)	(1)	(2)
Total insurance service expenses	(867)	(575)	(1,442)	(757)	(424)	(1,181)
Total insurance service result	1,218	92	1,310	978	100	1,078
1‘Life direct participating and investment DPF contracts’ are substantially measured under the variable fee approach measurement model.
2‘Life other contracts’ are measured under the general measurement model.

390	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Net investment return
	Year ended 31 Dec 2024			Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts	Life other contracts	Total	Life direct participating and investment DPF contracts	Life other contracts	Total
	$m	$m	$m	$m	$m	$m
Investment return
Amounts recognised in profit or loss[1]	5,644	273	5,917	7,663	214	7,877
Amounts recognised in OCI[2]	185	—	185	493	—	493
Total investment return (memorandum)	5,829	273	6,102	8,156	214	8,370
Net finance expense
Changes in fair value of underlying items of direct participating contracts	(5,805)	—	(5,805)	(7,995)	—	(7,995)
Effect of risk mitigation option	44	—	44	(35)	—	(35)
Interest accreted	—	(110)	(110)	—	(127)	(127)
Effect of changes in interest rates and other financial assumptions	—	(298)	(298)	(12)	(121)	(133)
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	—	—	—	—	(10)	(10)
Total net finance expense from insurance contracts	(5,761)	(408)	(6,169)	(8,042)	(258)	(8,300)
Represented by:
Amounts recognised in profit or loss	(5,570)	(408)	(5,978)	(7,551)	(258)	(7,809)
Amounts recognised in OCI	(191)	—	(191)	(491)	—	(491)
Total net investment return	68	(135)	(67)	114	(44)	70
Represented by:
Amounts recognised in profit or loss	74	(135)	(61)	112	(44)	68
Amounts recognised in OCI	(6)	—	(6)	2	—	2
1Total Group ‘Net income/(expense) from assets and liabilities of insurance business, including related derivatives, measured at fair value through profit or loss’ of
$5,901m gain (2023: $7,886m gain) includes returns on assets and liabilities supporting insurance policies of $5,685m (2023: $7,627m loss) and on shareholder assets of $216m (2023: $259m gain). Investment returns of $5,917m (2023: $7,877m gain) include gains of $5,685m (2023: $7,627m gain) on underlying assets supporting insurance liabilities reported in ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’, $235m gains (2023: $257m gain) reported in ‘Net interest income’ and $3m loss (2023: $7m loss) reported in ‘Other operating income’.
2‘Amounts recognised in OCI’ insurance investment income comprises of fair value gains of $185m (2023: $497m gain) and expected credit (recoveries)/losses of nil (2023: $4m loss). The Group statement of comprehensive income statement ‘Debt instruments at fair value through other comprehensive income – fair value gains/(losses)’ gain of $41m (2023: $2,381m gain) includes insurance investment income recognised in OCI of $185m gain (2023: $497m gain) and ‘Debt instruments at fair value through other comprehensive income - expected credit (recoveries)/losses recognised in the income statement’ recovery of $6m (2023:
$59m loss) includes insurance expected credit (recoveries)/losses recognised in OCI of nil (2023: $4m loss).

Reconciliation of amounts included in other comprehensive income for financial assets measured at fair value through other comprehensive income – assets supporting contracts measured under the modified retrospective approach

	2024	2023
	$m	$m
Balance at 1 Jan	(670)	(973)
Net change in fair value	(153)	451
Net amount reclassified to profit or loss	3	(6)
Related income tax	39	(115)
Foreign exchange and other	45	(27)
Balance at 31 Dec	(736)	(670)

HSBC Holdings plc Annual Report on Form 20-F	391

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims
	Year ended 31 Dec 2024
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(15)	1	1	(13)	(279)	(16)	56	(239)	(252)
Opening liabilities	116,546	121	370	117,037	3,400	191	223	3,814	120,851
Net opening balance at 1 Jan 2024	116,531	122	371	117,024	3,121	175	279	3,575	120,599
Changes in the consolidated income statement and statement of comprehensive income
Insurance revenue
Contracts under the fair value approach[1]	(715)	—	—	(715)	(217)	—	—	(217)	(932)
Contracts under the modified retrospective approach	(141)	—	—	(141)	(18)	—	—	(18)	(159)
Other contracts[2]	(1,229)	—	—	(1,229)	(432)	—	—	(432)	(1,661)
Total insurance revenue	(2,085)	—	—	(2,085)	(667)	—	—	(667)	(2,752)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(7)	623	616	—	(49)	477	428	1,044
Amortisation of insurance acquisition cash flows	195	—	—	195	101	—	—	101	296
Losses and reversal of losses on onerous contracts	—	50	—	50	—	73	—	73	123
Adjustments to liabilities for incurred claims	—	—	6	6	—	—	(27)	(27)	(21)
Total insurance service expenses	195	43	629	867	101	24	450	575	1,442
Investment components	(8,284)	—	8,284	—	(1,058)	—	1,058	—	—
Insurance service result	(10,174)	43	8,913	(1,218)	(1,624)	24	1,508	(92)	(1,310)
Net finance expense from insurance contracts[3]	5,720	41	—	5,761	405	3	—	408	6,169
Other movements recognised in the statement of profit or loss	—	—	—	—	—	—	—	—	—
Effect of movements in exchange rates	(1,162)	(5)	(9)	(1,176)	(76)	1	(24)	(99)	(1,275)
Total changes in the consolidated income statement and statement of comprehensive income	(5,616)	79	8,904	3,367	(1,295)	28	1,484	217	3,584
Cash flows
Premiums received	16,442	—	—	16,442	1,950	—	—	1,950	18,392
Claims, other insurance service expenses paid and other cash flows	2	—	(9,020)	(9,018)	2	—	(1,508)	(1,506)	(10,524)
Insurance acquisition cash flows	(835)	—	—	(835)	(260)	—	—	(260)	(1,095)
Total cash flows	15,609	—	(9,020)	6,589	1,692	—	(1,508)	184	6,773
Other movements[4]	(23,495)	(54)	(31)	(23,580)	53	8	60	121	(23,459)
Net closing balance at 31 Dec 2024	103,029	147	224	103,400	3,571	211	315	4,097	107,497
Closing assets	(16)	1	1	(14)	(177)	(13)	72	(118)	(132)
Closing liabilities	103,045	146	223	103,414	3,748	224	243	4,215	107,629
Net closing balance at 31 Dec 2024	103,029	147	224	103,400	3,571	211	315	4,097	107,497

392	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims (continued)
	Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(5)	—	—	(5)	(187)	21	35	(131)	(136)
Opening liabilities	104,676	114	355	105,145	3,359	109	203	3,671	108,816
Net opening balance at 1 Jan 2023	104,671	114	355	105,140	3,172	130	238	3,540	108,680
Changes in the consolidated income statement and statement of comprehensive income
Insurance revenue
Contracts under the fair value approach[1]	(508)	—	—	(508)	(196)	—	—	(196)	(704)
Contracts under the modified retrospective approach	(148)	—	—	(148)	(22)	—	—	(22)	(170)
Other contracts[2]	(1,079)	—	—	(1,079)	(306)	—	—	(306)	(1,385)
Total insurance revenue	(1,735)	—	—	(1,735)	(524)	—	—	(524)	(2,259)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(6)	621	615	—	(24)	316	292	907
Amortisation of insurance acquisition cash flows	109	—	—	109	54	—	—	54	163
Losses and reversal of losses on onerous contracts	—	32	—	32	—	77	—	77	109
Adjustments to liabilities for incurred claims	—	—	1	1	—	—	1	1	2
Total insurance service expenses	109	26	622	757	54	53	317	424	1,181
Investment components	(8,104)	—	8,104	—	(818)	—	818	—	—
Insurance service result	(9,730)	26	8,726	(978)	(1,288)	53	1,135	(100)	(1,078)
Net finance expense from insurance contracts[3]	8,042	—	—	8,042	254	3	1	258	8,300
Other movements recognised in the statement of profit or loss	513	(5)	(214)	294	(8)	4	(13)	(17)	277
Effect of movements in exchange rates	942	1	6	949	25	(2)	8	31	980
Total changes in the consolidated income statement and statement of comprehensive income	(233)	22	8,518	8,307	(1,017)	58	1,131	172	8,479
Cash flows
Premiums received	12,616	—	—	12,616	1,256	—	—	1,256	13,872
Claims, other insurance service expenses paid and other cash flows	(15)	—	(8,502)	(8,517)	1	—	(1,112)	(1,111)	(9,628)
Insurance acquisition cash flows	(522)	—	—	(522)	(282)	—	—	(282)	(804)
Total cash flows	12,079	—	(8,502)	3,577	975	—	(1,112)	(137)	3,440
Acquisition of subsidiaries and other movements	14	(14)	—	—	(9)	(13)	22	—	—
Net closing balance at 31 Dec 2023	116,531	122	371	117,024	3,121	175	279	3,575	120,599
Closing assets	(15)	1	1	(13)	(279)	(16)	56	(239)	(252)
Closing liabilities	116,546	121	370	117,037	3,400	191	223	3,814	120,851
Net closing balance at 31 Dec 2023	116,531	122	371	117,024	3,121	175	279	3,575	120,599
1On transition to IFRS 17 the Group applied the full retrospective approach to new business written from 2018 at the earliest. Where applying the full retrospective approach was impracticable, the Group primarily applied the fair value approach.
2‘Other contracts’ are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at transition and contracts incepted after transition.
3‘Net finance expense from insurance contracts’ expense of $6,169m (2023: $8,300m expense) comprises expense of $5,978m (2023: $7,809m expense)
recognised in the income statement and expense of $191m (2023: $491m expense) recognised in other comprehensive income.
4The ‘Other movements‘ reduction of $23,459m in insurance contracts includes $21,811m in respect of our French insurance business, classified as held for sale at 31 December 2024. Further details are provided on page 434.

HSBC Holdings plc Annual Report on Form 20-F	393

Movements in carrying amounts of insurance contracts – analysis by measurement component
	Year ended 31 Dec 2024
	Life direct participating and investment DPF contracts					Life other contracts
	Estimates of present value of future cash flows and risk adjustment	Contractual service margin				Estimates of present value of future cash flows and risk adjustment	Contractual service margin
		Contracts under the fair value approach [1]	Contracts under the modified retros- pective approach	Other contracts [2]	Total		Contracts under the fair value approach[1]	Contracts under the modified retros- pective approach	Other contracts [2]	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(30)	3	—	14	(13)	(339)	36	—	64	(239)	(252)
Opening liabilities	106,440	4,679	715	5,203	117,037	3,113	361	19	321	3,814	120,851
Net opening balance at 1 Jan 2024	106,410	4,682	715	5,217	117,024	2,774	397	19	385	3,575	120,599
Changes in the consolidated income statement and statement of comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(488)	(59)	(596)	(1,143)	—	(77)	(6)	(105)	(188)	(1,331)
Change in risk adjustment for non-financial risk expired	(46)	—	—	—	(46)	(20)	—	—	—	(20)	(66)
Experience adjustments	(82)	—	—	—	(82)	70	—	—	—	70	(12)
Other movements recognised in insurance service result	—	52	—	(55)	(3)	—	—	—	—	—	(3)
Changes that relate to future services
Contracts initially recognised in the year	(2,384)	—	—	2,400	16	(201)	—	—	220	19	35
Changes in estimates that adjust the contractual service margin[3]	(914)	229	(6)	691	—	(7)	30	7	(30)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	34	—	—	—	34	54	—	—	—	54	88
Changes that relate to past services
Adjustments to liabilities for incurred claims	6	—	—	—	6	(27)	—	—	—	(27)	(21)
Insurance service result	(3,386)	(207)	(65)	2,440	(1,218)	(131)	(47)	1	85	(92)	(1,310)
Net finance expense from insurance contracts[4]	5,761	—	—	—	5,761	380	12	—	16	408	6,169
Other movements recognised in the statement of profit or loss	—	—	—	—	—	—	—	—	—	—	—
Effect of movements in exchange rates	(1,167)	51	(24)	(36)	(1,176)	(50)	(11)	—	(38)	(99)	(1,275)
Total changes in the consolidated income statement and statement of comprehensive income	1,208	(156)	(89)	2,404	3,367	199	(46)	1	63	217	3,584
Cash flows
Premiums received	16,442	—	—	—	16,442	1,950	—	—	—	1,950	18,392
Claims, other insurance service expenses paid and other cash flows	(9,018)	—	—	—	(9,018)	(1,506)	—	—	—	(1,506)	(10,524)
Insurance acquisition cash flows	(835)	—	—	—	(835)	(260)	—	—	—	(260)	(1,095)
Total cash flows	6,589	—	—	—	6,589	184	—	—	—	184	6,773
Other movements[5]	(22,736)	(23)	(626)	(195)	(23,580)	153	2	(20)	(14)	121	(23,459)
Net closing balance at 31 Dec 2024	91,471	4,503	—	7,426	103,400	3,310	353	—	434	4,097	107,497
Closing assets	(27)	3	—	10	(14)	(359)	73	—	168	(118)	(132)
Closing liabilities	91,498	4,500	—	7,416	103,414	3,669	280	—	266	4,215	107,629
Net closing balance at 31 Dec 2024	91,471	4,503	—	7,426	103,400	3,310	353	—	434	4,097	107,497

394	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by measurement component (continued)
	Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts					Life other contracts
	Estimates of present value of future cash flows and risk adjustment	Contractual service margin				Estimates of present value of future cash flows and risk adjustment	Contractual service margin
		Contracts under the fair value approach[1]	Contracts under the modified retros- pective approach	Other contracts [2]	Total		Contracts under the fair value approach [1]	Contracts under the modified retros- pective approach	Other contracts [2]	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(18)	3	—	10	(5)	(308)	86	—	91	(131)	(136)
Opening liabilities	96,174	4,364	792	3,815	105,145	3,162	325	18	166	3,671	108,816
Net opening balance at 1 Jan 2023	96,156	4,367	792	3,825	105,140	2,854	411	18	257	3,540	108,680
Changes in the consolidated income statement and statement of comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(188)	(70)	(717)	(975)	—	(69)	(6)	(76)	(151)	(1,126)
Change in risk adjustment for non-financial risk expired	(21)	—	—	—	(21)	(15)	—	—	—	(15)	(36)
Experience adjustments	21	—	—	—	21	(12)	—	—	—	(12)	9
Other movements recognised in insurance service result	(36)	—	—	—	(36)	—	—	—	—	—	(36)
Changes that relate to future services
Contracts initially recognised in the year	(1,606)	—	—	1,619	13	(176)	—	—	207	31	44
Changes in estimates that adjust contractual service margin[3]	(771)	368	(33)	436	—	21	26	6	(53)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	19	—	—	—	19	46	—	—	—	46	65
Changes that relate to past services
Adjustments to liabilities for incurred claims	1	—	—	—	1	1	—	—	—	1	2
Insurance service result	(2,393)	180	(103)	1,338	(978)	(135)	(43)	—	78	(100)	(1,078)
Net finance expense from insurance contracts[4]	8,042	—	—	—	8,042	235	11	—	12	258	8,300
Other movements recognised in the statement of profit or loss	145	133	(1)	17	294	(43)	6	—	20	(17)	277
Effect of movements in exchange rates	883	2	27	37	949	—	12	1	18	31	980
Total changes in the consolidated income statement and statement of comprehensive income	6,677	315	(77)	1,392	8,307	57	(14)	1	128	172	8,479
Cash flows
Premiums received	12,616	—	—	—	12,616	1,256	—	—	—	1,256	13,872
Claims, other insurance service expenses paid and other cash flows	(8,517)	—	—	—	(8,517)	(1,111)	—	—	—	(1,111)	(9,628)
Insurance acquisition cash flows	(522)	—	—	—	(522)	(282)	—	—	—	(282)	(804)
Total cash flows	3,577	—	—	—	3,577	(137)	—	—	—	(137)	3,440
Other movements	—	—	—	—	—	—	—	—	—	—	—
Net closing balance at 31 Dec 2023	106,410	4,682	715	5,217	117,024	2,774	397	19	385	3,575	120,599
Closing assets	(30)	3	—	14	(13)	(339)	36	—	64	(239)	(252)
Closing liabilities	106,440	4,679	715	5,203	117,037	3,113	361	19	321	3,814	120,851
Net closing balance at 31 Dec 2023	106,410	4,682	715	5,217	117,024	2,774	397	19	385	3,575	120,599
1On transition to IFRS 17 the Group applied the full retrospective approach to new business written from 2018 at the earliest. Where applying the full retrospective approach was impracticable, the Group primarily applied the fair value approach.
2‘Other contracts' are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at transition and contracts incepted after transition.
3‘Changes in estimates that adjust contractual service margin’ increase of $921m (2023: $750m increase) includes an increase of $651m (2023: $233m increase)
from economic factors and an increase of $270m (2023: $517m increase) from non-economic factors.
4‘Net finance expense from insurance contracts’ expense of $6,169m (2023: $8,300m expense) comprises expense of $5,978m (2023: $7,809m expense)
recognised in the income statement and expense of $191m (2023: $491m expense) recognised in other comprehensive income.
5‘Other movements‘ $23,459m reduction in insurance contracts includes $21,811m in respect of the classification of the France insurance business to held for sale at 31 December 2024. Further details are provided on page 434.

HSBC Holdings plc Annual Report on Form 20-F	395

Effect of contracts initially recognised in the year
	Year ended 31 Dec 2024			Year ended 31 Dec 2023
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
	$m	$m	$m	$m	$m	$m
Life direct participating and investment DPF contracts
Estimates of present value of cash outflows	16,878	495	17,373	12,418	215	12,633
– insurance acquisition cash flows	805	38	843	602	21	623
– claims and other insurance service expenses payable	16,073	457	16,530	11,816	194	12,010
Estimates of present value of cash inflows	(19,326)	(481)	(19,807)	(14,074)	(204)	(14,278)
Risk adjustment for non-financial risk	48	2	50	37	2	39
Contractual service margin	2,400	—	2,400	1,619	—	1,619
(Losses) recognised on initial recognition	—	(16)	(16)	—	(13)	(13)
Life other contracts
Estimates of present value of cash outflows	1,484	476	1,960	1,116	464	1,580
– insurance acquisition cash flows	125	65	190	106	50	156
– claims and other insurance service expenses payable	1,359	411	1,770	1,010	414	1,424
Estimates of present value of cash inflows	(1,731)	(460)	(2,191)	(1,350)	(438)	(1,788)
Risk adjustment for non-financial risk	27	3	30	27	5	32
Contractual service margin	220	—	220	207	—	207
(Losses) recognised on initial recognition	—	(19)	(19)	—	(31)	(31)

Present value of expected future cash flows of insurance contract liabilities and contractual service margin
	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	5–10 years	10–20 years	Over 20 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
2024
Insurance liability future cash flows[1]
Life direct participating and investment DPF contracts	(3,526)	(455)	2,464	2,968	3,219	11,332	22,005	53,120	91,127
Life other contracts	971	(96)	(101)	(53)	7	63	279	2,529	3,599
Insurance liability future cash flows at 31 Dec	(2,555)	(551)	2,363	2,915	3,226	11,395	22,284	55,649	94,726
Remaining contractual service margin[1]
Life direct participating and investment DPF contracts	1,052	961	880	810	746	2,892	2,954	1,634	11,929
Life other contracts	128	104	85	69	53	159	127	62	787
Remaining contractual service margin at 31 Dec	1,180	1,065	965	879	799	3,051	3,081	1,696	12,716
2023
Insurance liability future cash flows
Life direct participating and investment DPF contracts	(2,620)	(545)	2,321	2,419	3,344	11,695	23,351	65,897	105,862
Life other contracts	1,276	362	(347)	4	(45)	36	102	1,628	3,016
Insurance liability future cash flows at 31 Dec	(1,344)	(183)	1,974	2,423	3,299	11,731	23,453	67,525	108,878
Remaining contractual service margin
Life direct participating and investment DPF contracts	917	848	783	722	666	2,597	2,653	1,428	10,614
Life other contracts	172	113	84	74	61	141	115	41	801
Remaining contractual service margin at 31 Dec	1,089	961	867	796	727	2,738	2,768	1,469	11,415
1  ‘Insurance liability future cash flows’ and ‘Remaining contractual service margin’ at 31 December 2024 exclude the French insurance business that was classified as held for sale at 31 December 2024. Further details are provided on page 434.
Discount rates
The discount rates applied to expected future cash flows are determined through a bottom-up approach as set out in Note 1.2(j) ‘Summary of material accounting policies – Insurance contracts’ on page 376. The blended average of discount rates used within our most material manufacturing entities are as follows:

	HSBC Life (International) Ltd		Hang Seng Insurance Co Ltd		HSBC Assurances Vie (France)
	HK$	US$	HK$	US$	€
At 31 Dec 2024
10-year discount rate (%)	4.32	5.16	4.43	5.25	2.97
20-year discount rate (%)	4.42	5.51	4.53	5.60	2.95
At 31 Dec 2023
10-year discount rate (%)	4.02	4.47	4.16	4.62	2.96
20-year discount rate (%)	4.21	4.91	4.34	5.06	2.97

396	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

5Employee compensation and benefits

	2024	2023	2022
	$m	$m	$m
Employee compensation and benefits[1]	18,465	18,220	18,003
Capitalised wages and salaries[2]	1,688	1,403	1,285
Gross employee compensation and benefits for the year ended 31 Dec	20,153	19,623	19,288

Consists of:
Wages and salaries	17,815	17,359	16,970
Social security costs	1,487	1,507	1,403
Post-employment benefits	851	757	915
Year ended 31 Dec	20,153	19,623	19,288
1Employee compensation and benefits are presented in the income statement net of software capitalisation costs and costs included in the insurance contract fulfilment cash flow liabilities under IFRS 17.
2Comprises $1,118m (2023: $1,043m; 2022: $922m) software capitalisation costs and $570m (2023: $360m; 2022: $363m) costs included in the insurance contract fulfilment cash flow liabilities under IFRS 17.

Average number of persons employed by HSBC during the year by global business[1]
	2024	2023	2022
Wealth and Personal Banking	125,068	132,336	135,676
Commercial Banking	47,135	46,826	48,004
Global Banking and Markets	48,351	48,043	48,597
Corporate Centre	374	347	365
Year ended 31 Dec	220,928	227,552	232,642
1Average number of persons employed represents the number of persons with contracts of service with the Group.

Average number of persons employed by HSBC during the year by legal entity[1]
	2024	2023	2022
HSBC UK Bank plc	20,034	20,415	20,501
HSBC Bank plc	11,456	14,809	15,405
The Hongkong and Shanghai Banking Corporation Limited	54,478	54,321	54,792
HSBC Bank Middle East Limited	3,344	3,316	3,338
HSBC North America Holdings Inc.	5,928	6,046	6,749
HSBC Bank Canada	758	4,354	4,241
Grupo Financiero HSBC, S.A. de C.V.	13,928	14,412	14,484
Other trading entities[2]	8,393	9,247	10,026
Holding companies, shared service centres and intra-Group eliminations	102,609	100,632	103,106
Year ended 31 Dec	220,928	227,552	232,642
1Average number of persons employed represents the number of persons with contracts of service with the Group.
2Other trading entities includes entities located in Türkiye, Egypt and Saudi Arabia.

Reconciliation of total incentive awards granted to income statement charge
	2024	2023	2022
	$m	$m	$m
Total incentive awards approved for the current year	3,800	3,774	3,359
Less: deferred bonuses awarded, expected to be recognised in future periods	(381)	(353)	(343)
Total incentives awarded and recognised in the current year	3,419	3,421	3,016
Add: current year charges for deferred bonuses from previous years	439	375	239
Other	(97)	(56)	(22)
Income statement charge for incentive awards	3,761	3,740	3,233
Share-based payments
‘Wages and salaries’ includes the effect of share-based payments arrangements, of which $529m (2023: $482m; 2022: $400m) was equity settled, as follows:

	2024	2023	2022
	$m	$m	$m
Conditional share awards	551	499	402
Savings-related and other share award option plans	27	23	22
Year ended 31 Dec	578	522	424

HSBC Holdings plc Annual Report on Form 20-F	397

HSBC share awards
Award	Policy
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

Movement on HSBC share awards
	2024	2023
	Number	Number
	(000s)	(000s)
Conditional share awards outstanding at 1 Jan	125,023	126,246
Additions during the year	84,930	72,289
Released in the year	(71,849)	(70,054)
Forfeited in the year	(4,461)	(3,458)
Conditional share awards outstanding at 31 Dec	133,643	125,023
Weighted average fair value of awards granted ($)	6.08	5.84

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
–From 2014, employees eligible for the UK plan could save up to £500 per month with the option to use the savings to acquire shares.
–These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three-year or five-year contract, respectively.
–The exercise price is set at a 20% (2023: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2024	83,994	3.42
Granted during the year[2]	11,845	5.30
Exercised during the year[3]	(16,776)	2.94
Expired during the year	(2,454)	4.20
Forfeited during the year	(1,274)	3.48
Outstanding at 31 Dec 2024	75,335	3.81
– of which exercisable	1,446	3.34
Weighted average remaining contractual life (years)	2.10

Outstanding at 1 Jan 2023	115,651	2.89
Granted during the year[2]	23,382	4.70
Exercised during the year[3]	(49,007)	2.73
Expired during the year	(3,832)	3.78
Forfeited during the year	(2,200)	2.88
Outstanding at 31 Dec 2023	83,994	3.42
– of which exercisable	7,165	2.70
Weighted average remaining contractual life (years)	2.41
1Weighted average exercise price.
2The weighted average fair value of options granted during the year was $1.66 (2023: $1.92).
3The weighted average share price at the date the options were exercised was $8.54 (2023: $7.39).

398	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Post-employment benefit plans
The Group operates pension plans throughout the world for its employees. ‘Pension risk management processes’ on page 233 contains details of the policies and practices associated with these pension plans, some of which are defined benefit plans. The largest defined benefit plan is the HSBC UK section of the HSBC Bank (UK) Pension Scheme (‘the principal plan’), created as a result of the HSBC Bank (UK) Pension Scheme being fully sectionalised in 2018 to meet the requirements of the Banking Reform Act. For further details of how the trustee of the HSBC Bank
(UK) Pension Scheme manages climate risk, see ’Managing climate risk’ on page 58.
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
The latest funding valuation of the plan at 31 December 2022 was carried out by Towers Watson Limited, using the projected unit credit method. At that date, the market value of the plan’s assets was £23.9bn ($28.8bn) and this exceeded the value placed on its liabilities on an ongoing basis by £3.7bn ($4.4bn), giving a funding level of 118%. These figures include defined contribution assets amounting to £3.0bn
($3.6bn). The main differences between the assumptions used for assessing the defined benefit liabilities for this funding valuation and those used for IAS 19 are that an element of prudence is contained in the funding valuation assumptions for discount rate, inflation rate and life expectancy. The funding valuation is used to judge the amount of cash contributions the Group needs to put into the pension scheme. It will always be different to the IAS 19 accounting surplus, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements. The next funding valuation will be performed in 2026, with an effective date of 31 December 2025.
The actuary also assessed the value of the liabilities if the plan were to have been stopped and an insurance company asked to secure all future pension payments. This is generally larger than the amount needed on the ongoing basis described above because an insurance company would use more prudent assumptions, which would allow for reserves and include an explicit allowance for the future administrative expenses of the plan. Under this approach, the amount of assets needed was estimated to be £21.3bn ($25.7bn) at 31 December 2022.
The trust deed gives the ability for HSBC UK to take a refund of surplus assets after the plan has been run down such that no further beneficiaries remain. In assessing whether a surplus is recoverable, HSBC UK has considered its right to obtain a future refund together with the rights of third parties such as trustees. On this basis, any net surplus in the HSBC UK section of the plan is recognised in HSBC UK’s financial statements and the Group’s financial statements.

Income statement charge/(credit)
	2024	2023	2022
	$m	$m	$m
Defined benefit pension plans	(116)	(151)	42
Defined contribution pension plans	933	874	845
Pension plans	817	723	887
Defined benefit and contribution healthcare plans	34	34	28
Year ended 31 Dec	851	757	915

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Effect of limit on plan surpluses	Total
	$m	$m	$m	$m
Defined benefit pension plans	30,758	(23,959)	—	6,799
Defined benefit healthcare plans	80	(348)	—	(268)
At 31 Dec 2024	30,838	(24,307)	—	6,531
Total employee benefit liabilities (within Note 27 ‘Accruals, deferred income and other liabilities’)				(1,017)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				7,548
Defined benefit pension plans	33,897	(27,011)	—	6,886
Defined benefit healthcare plans	107	(403)	—	(296)
At 31 Dec 2023	34,004	(27,414)	—	6,590
Total employee benefit liabilities (within Note 27 ‘Accruals, deferred income and other liabilities’)				(1,160)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				7,750

HSBC Holdings plc Annual Report on Form 20-F	399
HSBC Holdings
Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2024 amounted to $29m (2023: $15m). The average number of persons employed during 2024 was 28 (2023: 29). A small number of employees are members of defined benefit pension plans. These employees are members of the HSBC Bank (UK) Pension Scheme. HSBC Holdings pays contributions to such plan for its own employees in accordance with the schedules of contributions determined by the trustees of the plan and recognises these contributions as an expense as they fall due.
Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit asset/(liability)
	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	26,590	7,307	(19,782)	(7,229)	—	—	6,808	78
Service cost	—	(1)	(35)	(144)	—	—	(35)	(145)
– current service cost	—	—	(9)	(140)	—	—	(9)	(140)
– past service cost and gains/(losses) from settlements	—	(1)	(26)	(4)	—	—	(26)	(5)
Net interest income/(cost) on the net defined benefit asset/ (liability)	1,213	277	(896)	(265)	—	—	317	12
Remeasurement effects recognised in other comprehensive income	(2,665)	(6)	2,156	186	—	—	(509)	180
– return on plan assets (excluding interest income)	(2,665)	(6)	—	—	—	—	(2,665)	(6)
– actuarial gains/(losses) financial assumptions	—	—	1,771	204	—	—	1,771	204
– actuarial gains/(losses) demographic assumptions	—	—	161	(5)	—	—	161	(5)
– actuarial gains/(losses) experience adjustments	—	—	224	(13)	—	—	224	(13)
– other changes	—	—	—	—	—	—	—	—
Exchange differences	(387)	(145)	281	191	—	—	(106)	46
Benefits paid	(1,082)	(496)	1,082	561	—	—	—	65
Other movements[2]	(17)	170	(29)	(36)	—	—	(46)	134
At 31 Dec 2024	23,652	7,106	(17,223)	(6,736)	—	—	6,429	370

At 1 Jan 2023	25,121	7,050	(18,787)	(6,906)	—	—	6,334	144
Service cost	—	—	(10)	(150)	—	—	(10)	(150)
– current service cost	—	—	(14)	(135)	—	—	(14)	(135)
– past service cost and losses from settlements	—	—	4	(15)	—	—	4	(15)
Net interest income/(cost) on the net defined benefit asset/ (liability)	1,247	298	(925)	(286)	—	—	322	12
Remeasurement effects recognised in other comprehensive income	(225)	110	7	(300)	—	—	(218)	(190)
– return on plan assets (excluding interest income)	(225)	110	—	—	—	—	(225)	110
– actuarial gains/(losses) financial assumptions	—	—	(123)	(327)	—	—	(123)	(327)
– actuarial gains/(losses) demographic assumptions	—	—	357	17	—	—	357	17
– actuarial gains/(losses) experience adjustments	—	—	(227)	10	—	—	(227)	10
– other changes	—	—	—	—	—	—	—	—
Exchange differences	1,472	228	(1,098)	(190)	—	—	374	38
Benefits paid	(1,063)	(548)	1,063	629	—	—	—	81
Other movements[2]	38	169	(32)	(26)	—	—	6	143
At 31 Dec 2023	26,590	7,307	(19,782)	(7,229)	—	—	6,808	78
1For further details of the principal plan, see page 398.
2Other movements include contributions by HSBC, contributions by employees, administrative costs and taxes paid by plan.
HSBC expects to make $97m of contributions to defined benefit pension plans during 2025, consisting of $nil for the principal plan and $97m for other plans. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2025	2026	2027	2028	2029	2030-2034
	$m	$m	$m	$m	$m	$m
The principal plan[1,2]	1,094	1,129	1,165	1,203	1,242	6,837
Other plans[1]	437	423	438	432	428	2,223
1The duration of the defined benefit obligation is 11.8 years for the principal plan under the disclosure assumptions adopted (2023: 12.9 years) and 9.8 years for all other plans combined (2023: 10.3 years).
2For further details of the principal plan, see page 398.

400	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Fair value of plan assets by asset classes
	31 Dec 2024				31 Dec 2023
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]
	$m	$m	$m	$m	$m	$m	$m	$m
The principal plan[2]
Fair value of plan assets	23,652	13,903	9,749	421	26,590	15,006	11,584	547
– equities[3]	65	—	65	—	83	—	83	—
– bonds fixed income	5,864	5,372	492	—	5,262	4,739	523	—
– bonds index-linked	8,253	8,253	—	—	10,300	10,300	—	—
– derivatives	295	—	295	421	1,061	—	1,061	547
– property	833	—	833	—	830	—	830	—
– pooled investment vehicles	8,064	—	8,064	—	9,087	—	9,087	—
– other	278	278	—	—	(33)	(33)	—	—
Other plans
Fair value of plan assets	7,106	6,407	699	19	7,307	5,361	1,946	39
– equities	587	587	—	4	556	556	—	3
– bonds fixed income	3,671	3,671	—	4	3,624	3,623	1	5
– bonds index-linked	33	33	—	—	90	90	—	—
– bonds other	473	473	—	—	447	415	32	—
– derivatives	2	(3)	5	—	2	(1)	3	—
– property	103	98	5	—	112	108	4	—
– other	2,237	1,548	689	11	2,476	570	1,906	31
1The fair value of plan assets includes derivatives entered into with HSBC Bank plc as detailed in Note 36.
2For further details of the principal plan, see page 398.
3Includes $65m (2023: $83m) in relation to private equities.
Post-employment defined benefit plans’ principal actuarial financial assumptions
HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high-quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions for the principal plan[1]
	Discount rate	Inflation rate (RPI)	Inflation rate (CPI)	Rate of increase for pensions	Rate of pay increase
	%	%	%	%	%
UK
At 31 Dec 2024	5.54	3.33	2.88	3.22	3.63
At 31 Dec 2023	4.65	3.23	2.67	3.14	3.42
1For further details of the principal plan, see page 398.

Mortality tables and average life expectancy at age 60 for the principal plan[1]
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40
UK
At 31 Dec 2024	SAPS S3[2]	26.1	27.7	28.3	29.9
At 31 Dec 2023	SAPS S3[3]	26.2	27.7	28.3	29.8
1For further details of the principal plan, see page 398.
2    Self-administered pension scheme (‘SAPS’) S3 table, with different tables and multipliers adopted based on gender, pension amount and member status, reflecting the Scheme’s actual mortality experience. Improvements are projected in accordance with the Continuous Mortality Investigation's CMI 2023 core projection model with an initial addition to improvement of 0.25% per annum, and a long-term rate of improvement of 1.25% per annum and with a 0%
weighting to 2020 and 2021 mortality experience and a 15% weighting to 2022 and 2023, reflecting long-term view on mortality improvements post-pandemic.
3    Self-administered pension scheme (‘SAPS’) S3 table, with different tables and multipliers adopted based on gender, pension amount and member status, reflecting the Scheme’s actual mortality experience. Improvements are projected in accordance with the Continuous Mortality Investigation’s CMI 2022 core projection model with an initial addition to improvement of 0.25% per annum, a long-term rate of improvement of 1.25% per annum, with a 0% weighting to
2020 and 2021, mortality experience and a 25% weighting to 2022, reflecting updated long-term view on mortality improvements post-pandemic.

The effect of changes in key assumptions on the principal plan[1]
	Impact on HSBC UK section of the HSBC Bank (UK) Pension Scheme obligation
	Financial impact of increase		Financial impact of decrease
	2024	2023	2024	2023
	$m	$m	$m	$m
Discount rate – increase/decrease of 0.25%	(473)	(599)	496	631
Inflation rate (RPI and CPI) – increase/decrease of 0.25%	389	500	(391)	(497)
Pension payments and deferred pensions – increase/decrease of 0.25%	487	622	(478)	(590)
Pay – increase/decrease of 0.25%	6	8	(6)	(6)
Change in mortality – increase/decrease of 1 year	483	613	(464)	(613)
1For further details of the principal plan, see page 398.

HSBC Holdings plc Annual Report on Form 20-F	401
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
methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the prior period.
Directors’ emoluments
Details of Directors’ emoluments, pensions and their interests are disclosed in the Directors’ remuneration report on page 309.

6	Auditor’s remuneration

	2024	2023	2022
	$m	$m	$m
Audit fees payable to PwC[1]	102.8	109.8	97.6
Other audit fees payable	1.6	2.2	1.6
Year ended 31 Dec	104.4	112.0	99.2

Fees payable by HSBC to PwC
	2024	2023	2022
	$m	$m	$m
Fees for HSBC Holdings’ statutory audit[2]	22.0	24.1	21.9
Fees for other services provided to HSBC	124.6	131.8	126.2
– audit of HSBC’s subsidiaries	80.8	85.7	75.7
– audit-related assurance services[3]	25.0	26.0	26.4
– other assurance services[4,5]	18.8	20.1	24.1
Year ended 31 Dec	146.6	155.9	148.1
1Audit fees payable to PwC in 2024 included adjustments made to the prior year audit fee after finalisation of the 2023 financial statements.
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
5Includes reviews of PRA regulatory reporting returns.
No fees were payable by HSBC to PwC as principal auditor for the following types of services: internal audit services and services related to litigation, recruitment and remuneration.

Fees payable by HSBC’s associated pension schemes to PwC
	2024	2023	2022
	$000	$000	$000
Audit of HSBC’s associated pension schemes	320	297	480
Year ended 31 Dec	320	297	480
No fees were payable by HSBC’s associated pension schemes to PwC as principal auditor for the following types of services: internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.
In addition to the above, the estimated fees paid to PwC by third parties associated with HSBC amounted to $9.9m (2023: $12.3m;
2022: $13.1m). In these cases, HSBC was connected with the contracting party and may therefore have been involved in appointing PwC.
These fees arose from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns that borrow from HSBC.
Fees payable for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the Group.

402	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

7	Tax

Tax expense
	2024	2023	2022
	$m	$m	$m
Current tax[1]	6,115	5,718	2,984
– for this year	5,863	5,737	3,264
– adjustments in respect of prior years	31	(19)	(280)
– Pillar 2 and qualifying domestic top-up taxes	221	—	—
Deferred tax	1,195	71	(2,175)
– origination and reversal of temporary differences	1,288	19	(2,278)
– effect of changes in tax rates	(2)	17	(293)
– adjustments in respect of prior years	(91)	35	396
Year ended 31 Dec[2]	7,310	5,789	809
1Current tax included Hong Kong profits tax of $1,615m (2023: $1,328m; 2022: $604m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2023: 16.5%; 2022: 16.5%).
2In addition to amounts recorded in the income statement, a tax credit of $12m (2023: credit of $41m) was recorded directly to equity.
Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2024		2023		2022
	$m	%	$m	%	$m	%
Profit before tax	32,309		30,348		17,058
Tax expense
Taxation at UK corporation tax rate of 25.0% (2023: 23.5%, 2022: 19.0%)	8,077	25.0	7,132	23.5	3,241	19.0
Impact of differently taxed overseas profits in overseas locations	(1,351)	(4.2)	(612)	(2.0)	459	2.7
UK banking surcharge	215	0.7	350	1.2	283	1.7
Items increasing tax charge in 2024:
– tax impact of sale of HSBC Argentina	1,536	4.8	—	—	—	—
– local taxes and overseas withholding taxes	584	1.8	419	1.4	346	2.0
– other permanent disallowables	344	1.0	227	0.7	363	2.1
– impacts of hyperinflation	327	1.0	348	1.1	171	1.0
– movements in unrecognised deferred tax	259	0.7	(22)	(0.1)	(2,503)	(14.7)
– Global Minimum Tax top-up charge	221	0.7	—	—	—	—
– bank levy	73	0.2	112	0.4	59	0.3
– movements in provisions for uncertain tax positions	38	0.1	(472)	(1.6)	27	0.2
– impact of changes in tax rates	6	—	17	0.1	(293)	(1.7)
– impairment of interest in associate	—	—	705	2.3	—	—
Items reducing tax charge in 2024:
– non-taxable gain on disposal of HSBC Canada	(1,174)	(3.6)	—	—	—	—
– non-taxable income and gains	(1,079)	(3.3)	(1,189)	(3.9)	(825)	(4.8)
– effect of profits in associates and joint ventures	(456)	(1.4)	(571)	(1.9)	(504)	(3.1)
– deductions for AT1 coupon payments	(249)	(0.8)	(229)	(0.7)	(246)	(1.4)
– adjustments in respect of prior period	(46)	(0.1)	16	0.1	116	0.7
– tax impact of sale of French retail banking business	(15)	—	—	—	115	0.7
– accounting gain on acquisition of SVB UK	—	—	(442)	(1.5)	—	—
Year ended 31 Dec	7,310	22.6	5,789	19.1	809	4.7
The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for
2024 include Hong Kong (16.5%), the US (21%) and the UK (25%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 21.4% (2023: 22.6%).
The effective tax rate for the year of 22.6% was higher than in the previous year (2023: 19.1%). The effective tax rate for the year was reduced by 3.6% by the non-taxable gain arising on the disposal of HSBC Canada, increased by 4.8% by the non-deductible loss arising on the disposal of HSBC Argentina, increased by 70.0% by movements in unrecognised deferred tax, primarily relating to French tax losses, and increased by
70.0% by the Group’s Pillar 2 Global Minimum Tax charge. The effective tax rate for 2023 was increased by 2.3% by the non-taxable impairment of the Group’s investment in BoCom, reduced by 1.6% by the release of provisions for uncertain tax positions and reduced by
1.5% by the non-taxable accounting gain on the acquisition of SVB UK.
In July 2023, the UK enacted legislation to introduce the ‘Pillar Two’ global minimum tax model rules of the OECD’s Inclusive Framework on
Base Erosion and Profit Shifting (’BEPS’) and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. Under the Pillar
Two rules, a top-up tax liability arises where the Group’s effective tax rate in a jurisdiction is below 15%. The Group has recorded a Pillar Two global minimum tax charge of $221m for the period, primarily related to the non-taxation of dividends and income on government bonds in
Hong Kong (which have the effect of reducing the effective tax rate from the statutory rate of 16.5% to below 15%) and low or nil statutory tax rates in jurisdictions such as Bermuda and the Channel Islands. For the current period, this tax expense will be substantially payable in the UK by HSBC Holdings.
Many jurisdictions have introduced or announced the introduction of domestic minimum tax rules that are closely aligned to the OECD’s Pillar
Two model rules, as well as new or amended corporate income tax rules, with effect from 2024 or 2025. As and when such taxes are introduced, they will have the effect of increasing local tax liabilities, eliminating or reducing the top-up tax liability payable in the UK by HSBC

HSBC Holdings plc Annual Report on Form 20-F	403
Holdings in respect of those jurisdictions. Hong Kong, Bermuda and the Channel Islands have introduced such new tax rules with effect from
1 January 2025.
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. Exposures relating to legacy tax cases were reassessed during 2024, resulting in a charge of $38m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets	1,158	4,544	876	419	—	2,933	9,930
Liabilities	—	—	—	—	(1,814)	(1,600)	(3,414)
At 1 Jan 2024	1,158	4,544	876	419	(1,814)	1,333	6,516
Income statement	(74)	(640)	100	—	(85)	(431)	(1,130)
Other comprehensive income	—	—	(49)	84	114	189	338
Foreign exchange and other adjustments	(14)	(40)	(311)	(61)	18	208	(200)
At 31 Dec 2024	1,070	3,864	616	442	(1,767)	1,299	5,524
Assets[1]	1,070	3,864	616	442	—	2,906	8,898
Liabilities[1]	—	—	—	—	(1,767)	(1,607)	(3,374)

Assets	1,062	4,397	850	1,271	—	3,048	10,628
Liabilities	—	—	—	—	(1,673)	(1,567)	(3,240)
At 1 Jan 2023	1,062	4,397	850	1,271	(1,673)	1,481	7,388
Income statement	(39)	102	541	1	(114)	(562)	(71)
Other comprehensive income	—	—	(598)	(974)	99	399	(1,074)
Foreign exchange and other adjustments	135	45	83	121	(126)	15	273
At 31 Dec 2023	1,158	4,544	876	419	(1,814)	1,333	6,516
Assets[1]	1,158	4,544	876	419	—	2,933	9,930
Liabilities[1]	—	—	—	—	(1,814)	(1,600)	(3,414)
1After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $6,841m (2023: $7,754m) and deferred tax liabilities of $1,317m (2023: $1,238m).
In applying judgement in recognising deferred tax assets, management has assessed all relevant information, including future business profit projections and the track record of meeting forecasts. Management’s assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance. When forecasts are extrapolated beyond five years, a number of different scenarios are considered, reflecting different downward risk adjustments, in order to assess the sensitivity of our recognition and measurement conclusions in the context of such longer-
term forecasts.
The Group’s net deferred tax asset of $5.5bn (2023: $6.5bn) included $2.6bn (2023: $3.3bn) of deferred tax assets relating to the UK, $3.0bn
(2023: $3.1bn) of deferred tax assets relating to the US and a net deferred asset of $0.5bn (2023: $0.9bn) in France.
The UK deferred tax asset of $2.6bn excluded a $1.8bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profit due to the level of uncertainty as to the timing and manner of its reversal. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses. The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within 3 years and as such are less sensitive to changes in long-term profit forecasts.
The net US deferred tax asset of $3.0bn included $1.2bn related to US tax losses, of which $0.9bn expire in 10 to 15 years. Management expects the US deferred tax asset to be substantially recovered within 13 years, with the majority recovered in the first 5 years.
The net deferred tax asset in France of $0.5bn included $0.5bn related to tax losses, which are expected to be substantially recovered within
12 years. Unused tax losses with a tax value of $0.2bn have not been recognised due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $11.0bn (2023: $10.4bn). This amount included unused US state tax losses of $3.8bn (2023: $4.0bn) which are forecast to expire before they are recovered, unused French tax losses of $0.7bn (2023: nil) for which there is insufficient evidence of future taxable profits to support recognition, and unused UK tax losses of $3.5bn (2023: $4.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts on which deferred tax was not recognised, $6.0bn (2023: $5.1bn) had no expiry date, $1.0bn (2023: $0.5bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches was $15.2bn (2023: $14.4bn)
and the corresponding unrecognised deferred tax liability was $0.7bn (2023: $0.7bn).

404	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

8	Dividends

Dividends to shareholders of the parent company
	2024		2023		2022
	Per share	Total	Per share	Total	Per share	Total
	$	$m	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	—	—	0.23	4,589	0.18	3,576
– fourth interim dividend	0.31	5,872	—	—	—	—
In respect of current year:
– first interim dividend	0.10	1,877	0.10	2,001	0.09	1,754
– special dividend	0.21	3,942	—	—	—	—
– second interim dividend	0.10	1,852	0.10	1,956	—	—
– third interim dividend	0.10	1,805	0.10	1,946	—	—
Total	0.82	15,348	0.53	10,492	0.27	5,330
Total coupons on capital securities classified as equity		1,062		1,101		1,214
Dividends to shareholders		16,410		11,593		6,544

Total coupons on capital securities classified as equity
		2024		2023	2022
			Total	Total	Total
	First call date	Per security	$m	$m	$m
Perpetual subordinated contingent convertible securities[1]
$2,250m issued at 6.375%[2]	Sep 2024	$63.750	122	143	143
$2,450m issued at 6.375%	Mar 2025	$63.750	156	156	156
$3,000m issued at 6.000%	May 2027	$60.000	180	180	180
$2,350m issued at 6.250%[3]	Mar 2023	$62.500	—	52	147
$1,800m issued at 6.500%	Mar 2028	$65.000	117	117	117
$1,500m issued at 4.600%	Dec 2030	$46.000	69	69	69
$1,000m issued at 4.000%	Mar 2026	$40.000	40	40	40
$1,000m issued at 4.700%	Mar 2031	$47.000	47	47	47
$2,000m issued at 8.000%[4]	Mar 2028	$80.000	160	80	—
$1,350m issued at 6.875%[5]	Sep 2029	$68.750	—	—	—
$1,150m issued at 6.950%[6]	Mar 2034	$69.500	—	—	—
€1,500m issued at 5.250%[7]	Sep 2022	€52.500	—	—	76
€1,000m issued at 6.000%[8]	Sep 2023	€60.000	—	56	63
€1,250m issued at 4.750%	Jul 2029	€47.500	65	64	65
£1,000m issued at 5.875%	Sep 2026	£58.750	77	72	70
SGD1,000m issued at 4.700%[9]	Jun 2022	SGD47.000	—	—	14
SGD750m issued at 5.000%[10]	Sep 2023	SGD50.000	—	25	27
SGD1,500m issued at 5.250%[11]	Jun 2029	SGD52.500	29	—	—
Total			1,062	1,101	1,214
1Discretionary coupons are paid semi-annually, based on the denominations of each security.
2This security was called by HSBC Holdings on 23 July 2024 and was redeemed and cancelled on 17 September 2024.
3This security was called by HSBC Holdings on 30 January 2023 and was redeemed and cancelled on 23 March 2023.
4This security was issued by HSBC Holdings on 7 March 2023. The first call period commences six calendar months prior to the reset date of 7 September 2028.
5This security was issued by HSBC Holdings on 11 September 2024. The first call period commences six calendar months prior to the reset date of 11 March
2030.
6This security was issued by HSBC Holdings on 11 September 2024. The first call period commences six calendar months prior to the reset date of
11 September 2034.
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
11This security was issued by HSBC Holdings on 14 June 2024. The first call period commences six calendar months prior to the reset date of 14 December 2029.
On 19 February 2025, the Directors approved a fourth interim dividend in respect of the financial year ended 31 December 2024 of $0.36 per ordinary share (the ‘dividend’), an expected distribution of approximately $6.4bn. The dividend will be payable on 25 April 2025 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on
7 March 2025. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2024.
On 6 January 2025, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($31m). No liability was recorded in the balance sheet at 31 December 2024 in respect of this coupon payment.

HSBC Holdings plc Annual Report on Form 20-F	405
9Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	2024			2023			2022
	Profit	Number of shares	Per share	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic[1]	22,917	18,357	1.25	22,432	19,478	1.15	14,346	19,849	0.72
Effect of dilutive potential ordinary shares		128			122			137
Diluted[1]	22,917	18,485	1.24	22,432	19,600	1.14	14,346	19,986	0.72
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted) after deducting own shares held.
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares was Nil
(2023: 23 million; 2022: 9.4 million).

10	Segmental analysis
The Group CEO, supported by the rest of the Group Executive Committee (‘GEC’), was considered the Chief Operating Decision Maker
(‘CODM’) during the reporting period for the purposes of identifying the Group’s reportable segments. As the reorganisation only took effect from 1 January 2025, it has no effect on the 2024 segmental reporting. Global business results were assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRS Accounting Standards. The 2023 and 2022 income statements are converted at the average rates of exchange for 2024, and the balance sheets at 31 December 2023 and 31 December 2022 at the prevailing rates of exchange on
31 December 2024.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses. While such allocations have been made on a systematic and consistent basis, they involve a certain degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
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
–Global Banking and Markets (‘GBM’) provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities, including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

406	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

HSBC constant currency profit before tax and balance sheet data
	2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	28,674	21,580	17,529	(1,929)	65,854
– external	20,460	21,565	30,698	(6,869)	65,854
– inter-segment	8,214	15	(13,169)	4,940	—
– of which: net interest income/(expense)[2]	20,352	17,261	7,488	(12,368)	32,733
Change in expected credit losses and other credit impairment charges	(1,335)	(1,815)	(235)	(29)	(3,414)
Net operating income/(expense)	27,339	19,765	17,294	(1,958)	62,440
Total operating expenses	(15,204)	(7,906)	(10,231)	298	(33,043)
Operating profit/(loss)	12,135	11,859	7,063	(1,660)	29,397
Share of profit in associates and joint ventures less impairment	47	1	—	2,864	2,912
Constant currency profit before tax	12,182	11,860	7,063	1,204	32,309
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	37.7	36.7	21.9	3.7	100.0
Constant currency cost efficiency ratio	53.0	36.6	58.4	15.4	50.2
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	447,085	306,926	169,516	7,131	930,658
Interests in associates and joint ventures	558	25	108	28,218	28,909
Total external assets	890,080	603,841	1,388,845	134,282	3,017,048
Customer accounts	823,267	490,475	340,898	315	1,654,955

	2023
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	26,848	22,396	15,771	(103)	64,912
– external	18,669	23,686	27,618	(5,061)	64,912
– inter-segment	8,179	(1,290)	(11,847)	4,958	—
– of which: net interest income/(expense)[2]	19,902	16,289	6,860	(8,899)	34,152
Change in expected credit losses and other credit impairment charges	(935)	(2,006)	(317)	(1)	(3,259)
Net operating income/(expense)	25,913	20,390	15,454	(104)	61,653
Total operating expenses	(14,352)	(7,234)	(9,872)	(36)	(31,494)
Operating profit/(loss)	11,561	13,156	5,582	(140)	30,159
Share of profit/(loss) in associates and joint ventures[3]	64	(1)	—	(319)	(256)
Constant currency profit/(loss) before tax	11,625	13,155	5,582	(459)	29,903
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	38.9	44.0	18.7	(1.6)	100.0
Constant currency cost efficiency ratio	53.5	32.3	62.6	(35.0)	48.5
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	444,856	301,103	170,868	262	917,089
Interests in associates and joint ventures	539	23	107	26,226	26,895
Total external assets	915,062	613,124	1,298,065	146,296	2,972,547
Customer accounts	792,710	465,095	321,226	582	1,579,613

HSBC Holdings plc Annual Report on Form 20-F	407

HSBC constant currency profit before tax and balance sheet data (continued)
	2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	20,772	16,207	14,542	(1,934)	49,587
– external	18,176	16,834	18,704	(4,127)	49,587
– inter-segment	2,596	(627)	(4,162)	2,193	—
– of which: net interest income/(expense)[2]	15,887	11,584	4,602	(2,633)	29,440
Change in expected credit losses and other credit impairment charges	(1,160)	(1,868)	(578)	(9)	(3,615)
Net operating income/(expense)	19,612	14,339	13,964	(1,943)	45,972
Total operating expenses	(14,141)	(6,810)	(9,403)	(1,875)	(32,229)
Operating profit/(loss)	5,471	7,529	4,561	(3,818)	13,743
Share of profit/(loss) in associates and joint ventures	29	1	(2)	2,531	2,559
Constant currency profit/(loss) before tax	5,500	7,530	4,559	(1,287)	16,302
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	33.7	46.2	28.0	(7.9)	100.0
Constant currency cost efficiency ratio	68.1	42.0	64.7	(96.9)	65.0
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	425,072	309,224	186,653	350	921,299
Interests in associates and joint ventures	503	27	90	27,676	28,296
Total external assets	873,688	602,624	1,305,319	161,872	2,943,503
Customer accounts	781,881	462,806	323,420	443	1,568,550
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2Net interest expense recognised in Corporate Centre includes $11.4bn (2023: $8.7bn; 2022: $2.5bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
3Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom in 2023.
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2024	2023	2022
	$m	$m	$m
Reported external net operating income/(expense) by country/territory[1]	65,854	66,058	50,620
– UK2	12,307	11,027	11,710
– Hong Kong	20,811	20,185	15,454
– US	4,233	3,816	3,893
– France	3,804	4,208	(177)
– other countries/territories	24,699	26,822	19,740
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).

Constant currency results reconciliation
	2024	2023			2022
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Revenue[1]	65,854	64,912	(1,146)	66,058	49,587	(1,033)	50,620
ECL	(3,414)	(3,259)	188	(3,447)	(3,615)	(31)	(3,584)
Operating expenses	(33,043)	(31,494)	576	(32,070)	(32,229)	472	(32,701)
Share of profit/(loss) in associates and joint ventures less impairment[2]	2,912	(256)	(63)	(193)	2,559	(164)	2,723
Profit before tax	32,309	29,903	(445)	30,348	16,302	(756)	17,058
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom in 2023.

Constant currency balance sheet reconciliation
	2024	2023			2022
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	930,658	917,089	21,446	938,535	921,299	2,262	923,561
Interests in associates and joint ventures	28,909	26,895	449	27,344	28,296	958	29,254
Total external assets	3,017,048	2,972,547	66,130	3,038,677	2,943,503	5,783	2,949,286
Customer accounts	1,654,955	1,579,613	32,034	1,611,647	1,568,550	1,753	1,570,303

408	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Notable items
	2024	2023	2022
	$m	$m	$m
Year ended 31 Dec
Notable items
Revenue
Disposals, acquisitions and related costs[1,2]	(1,343)	1,298	(2,737)
Fair value movements on financial instruments[3]	—	14	(618)
Restructuring and other related costs	—	—	(247)
Disposal losses on Markets Treasury repositioning	—	(977)	—
Early redemption of legacy securities	(237)	—	—
Operating expenses
Disposals, acquisitions and related costs	(199)	(321)	(18)
Restructuring and other related costs[4]	(34)	136	(2,882)
Impairment of interests in associates[5]	—	(3,000)	—
1Amounts in 2024 include a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This is partly offset by a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
2Amounts in 2023 include the gain of $1.6bn recognised in respect of the acquisition of SVB UK, as well as the impact of the sale of our retail banking operations in France.
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Amounts in 2024 relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022. Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.
5Relates to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom in 2023.

11Trading assets

	2024	2023
	$m	$m
Treasury and other eligible bills	32,022	24,433
Debt securities	97,275	106,108
Equity securities	155,194	123,663
Trading securities	284,491	254,204
Loans and advances to banks[1]	6,123	9,761
Loans and advances to customers[1]	24,228	25,194
Year ended 31 Dec	314,842	289,159
1Loans and advances to banks and customers include reverse repos, stock borrowing and other accounts.

12Fair values of financial instruments carried at fair value
Control framework
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

HSBC Holdings plc Annual Report on Form 20-F	409
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
–Level 3 – valuation technique with significant unobservable inputs. These are financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Financial instruments carried at fair value and bases of valuation
	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	236,593	71,574	6,675	314,842	202,020	82,833	4,306	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	39,331	56,694	19,744	115,769	27,030	63,825	19,788	110,643
Derivatives	1,859	264,629	2,149	268,637	931	226,714	2,069	229,714
Financial investments	258,371	78,088	2,734	339,193	215,228	76,591	2,618	294,437
Liabilities
Trading liabilities	42,038	23,160	784	65,982	53,354	19,318	478	73,150
Financial liabilities designated at fair value	2,152	127,458	9,117	138,727	1,266	129,232	10,928	141,426
Derivatives	1,088	260,518	2,842	264,448	1,918	230,285	2,569	234,772
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 23.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	—	—	—	—	2,403	61	—	2,465
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,967	9,018	2,575	14,560	—	15	49	64
Derivatives	—	36	—	36	—	528	—	528
Financial investments	2,651	5,345	504	8,500	9,357	—	28	9,385
Liabilities
Trading liabilities	—	—	—	—	1,352	64	—	1,417
Financial liabilities designated at fair value	—	130	—	130	—	2,370	—	2,370
Derivatives	—	19	—	19	—	615	—	615

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2024
Transfers from Level 1 to Level 2	13,511	9,246	1,540	—	191	—	—
Transfers from Level 2 to Level 1	10,752	6,060	3,042	—	159	—	—
At 31 Dec 2023
Transfers from Level 1 to Level 2	13,200	8,066	1,709	—	54	—	—
Transfers from Level 2 to Level 1	9,975	5,758	2,477	—	309	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.

410	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Fair value adjustments
Fair value adjustments take into consideration additional factors not incorporated within the primary product valuation model that would otherwise be considered by a market participant. Adjustments are calculated using model infrastructure including those within primary valuation systems. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to MSS.
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

Fair value adjustments
	2024		2023
	GBM	Corporate Centre	GBM	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	634	35	692	41
– bid-offer	366	2	414	—
– uncertainty	98	3	75	3
– credit valuation adjustment	126	27	164	35
– debit valuation adjustment	(24)	—	(54)	—
– funding fair value adjustment	68	3	93	3
Model-related	50	—	63	—
– model limitation	50	—	63	—
Inception profit (Day 1 P&L reserves)	92	—	86	—
At 31 Dec	776	35	841	41
The net reduction in fair value adjustments was predominantly driven by changes to exposure, and tightening of credit and liquidity market spreads.
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
Model limitation
Models used for portfolio valuation purposes may be based upon a simplified set of assumptions that do not capture all current and future material market characteristics. In these circumstances, model limitation adjustments are adopted.

HSBC Holdings plc Annual Report on Form 20-F	411
Inception profit (Day 1 P&L reserves)
Inception profit adjustments are adopted when the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed in Note 1.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	552	1	17,705	—	18,258	—	1	—	1
Asset-backed securities	182	198	—	—	380	—	—	—	—
Structured notes	—	—	3	—	3	—	9,113	—	9,113
Other derivatives	—	—	—	2,149	2,149	—	—	2,842	2,842
Other portfolios	2,000	6,476	2,036	—	10,512	784	3	—	787
At 31 Dec 2024	2,734	6,675	19,744	2,149	31,302	784	9,117	2,842	12,743
Private equity including strategic investments	507	7	17,640	—	18,154	—	1	—	1
Asset-backed securities	309	128	8	—	445	—	—	—	—
Structured notes	—	—	3	—	3	—	10,331	—	10,331
Other derivatives	—	—	—	2,069	2,069	—	—	2,569	2,569
Other portfolios	1,802	4,171	2,137	—	8,110	478	596	—	1,074
At 31 Dec 2023	2,618	4,306	19,788	2,069	28,781	478	10,928	2,569	13,975
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
be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources.

412	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	2,618	4,306	19,788	2,069	478	10,928	2,569
Total gains/(losses) recognised in profit or loss	(9)	280	896	1,037	18	496	1,268
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	280	—	1,037	18	496	1,268
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	684	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	212	—	—	—	—
– gains less losses from financial investments at fair value through other comprehensive income	(9)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(78)	(115)	(39)	(36)	(18)	(45)	(53)
– financial investments: fair value gains/(losses)	18	—	—	—	—	33	—
– exchange differences	(96)	(115)	(39)	(36)	(18)	(78)	(53)
Purchases	1,670	4,170	6,261	—	924	—	—
New issuances	—	—	—	—	—	6,521	—
Sales	(97)	(1,477)	(649)	—	(295)	—	—
Settlements[2]	(1,011)	(967)	(6,476)	(897)	(307)	(4,750)	(568)
Transfers out[3]	(438)	(429)	(278)	(777)	(29)	(6,048)	(1,346)
Transfers in3	79	907	241	753	13	2,015	972
At 31 Dec 2024	2,734	6,675	19,744	2,149	784	9,117	2,842
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2024	—	(150)	11	(1,377)	(6)	(94)	(1,343)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(150)	—	(1,377)	(6)	—	(1,343)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	11	—	—	(94)	—

At 1 Jan 2023	2,961	4,817	17,407	1,964	474	10,432	2,920
Total gains/(losses) recognised in profit or loss	(44)	266	921	692	75	97	910
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	266	—	692	75	97	910
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	921	—	—	—	—
– gains less losses from financial investments at fair value through other comprehensive income	(44)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	28	108	87	81	24	523	111
– financial investments: fair value gains/(losses)	(44)	—	—	—	—	335	—
– exchange differences	72	108	87	81	24	188	111
Purchases	353	2,276	3,555	—	291	—	—
New issuances	—	2	—	—	2	5,389	—
Sales	(290)	(2,478)	(658)	—	(320)	(2)	—
Settlements	(352)	(872)	(1,886)	(1,018)	(74)	(3,258)	(1,565)
Transfers out	(662)	(922)	(156)	(240)	(45)	(2,881)	(358)
Transfers in	624	1,109	518	590	51	628	551
At 31 Dec 2023	2,618	4,306	19,788	2,069	478	10,928	2,569
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2023	—	(152)	82	737	—	(433)	(903)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(152)	—	737	—	—	(903)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	82	—	—	(433)	—
1Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
2Includes $3.1bn decrease from classification of the assets of our French Life Insurance business as assets held for sale.
3Includes $4.4bn of transfers out and $1.5bn of transfers in relating to enhancement of observability assessments on equity structured notes.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.

HSBC Holdings plc Annual Report on Form 20-F	413
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of fair values to reasonably possible alternative assumptions
	2024				2023
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	$m	$m	$m	$m	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	481	(313)	—	—	492	(531)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,434	(1,141)	—	—	1,092	(1,100)	—	—
Financial investments	21	(21)	47	(50)	13	(12)	61	(66)
At 31 Dec	1,936	(1,475)	47	(50)	1,597	(1,643)	61	(66)
1‘Derivatives, trading assets and trading liabilities’ are presented as one category to reflect the manner in which these instruments are risk-managed.
The sensitivity analysis for certain private equity positions has been enhanced in order to reduce dependency on historical observations and focus on current valuation uncertainty, resulting in some increases in favourable sensitivities.
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
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 31 December 2024.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2024		2023
	Assets	Liabilities	Key valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments[2]	18,258	1	Price – Net asset value	Current Value/Cost	0	291	See footnote 2
Asset-backed securities	380	—
– collateralised loan/debt obligation	100	—	Market proxy	Price	0	97	0	94
– other ABSs	280	—	Market proxy	Price	0	248	0	220
Structured notes	3	9,113
– equity-linked notes	3	5,739	Model – Option model	Equity volatility	6%	70%	6%	154%
			Model – Option model	Equity correlation	15%	100%	34%	100%
– Foreign exchange-linked notes	—	1,833	Model – Option model	Foreign exchange volatility	3%	35%	1%	34%
– other structured notes	—	1,541
Derivatives	2,149	2,842
– interest rate derivatives	1,102	1,066
securitisation swaps	196	186	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	71	76	Model – Option model	Interest rate volatility	9%	30%	11%	37%
other interest rate derivatives	835	804
– Foreign exchange derivatives	202	212
Foreign exchange options	154	174	Model – Option model	Foreign exchange volatility	1%	26%	1%	31%
other foreign exchange derivatives	48	38
– equity derivatives	460	638
long-dated single stock options	145	166	Model – Option model	Equity volatility	6%	118%	6%	110%
other equity derivatives	315	472
– credit derivatives	376	922
total return swaps	349	847	Market proxy	Price	0	104	0	104
other credit derivatives	27	75
– other derivatives	9	4
Other portfolios	10,512	787
– repurchase agreements	1,739	742	Model – Discounted cash flow	Interest rate curve	0%	26%	3%	8%
– bonds	4,300	27	Market proxy	Price	0	140	0	101
– other[1]	4,473	18
At 31 Dec 2024	31,302	12,743
1‘Other’ includes a range of asset holdings including loans and deposits, syndicated loans and infrastructure debt.
2‘Private equity including strategic investments’ includes private equity, private credit and private equity fund, primarily held as part of our Insurance business and for strategic investments. The analysis for private equity positions has been enhanced with the range of key unobservable inputs now quoted.

414	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

The range of values above shows the highest and lowest unobservable inputs that have been used to value significant Level 3 exposures and reflects the diversity of the underlying financial instruments in scope and subsequent differentiation in pricing.
Private equity including strategic investments
The ‘private equity’ holdings include private equity investments and private equity funds held as limited partners. The key unobservable input is the current value of the underlying positions, determined using valuation techniques in line with the International Capital Valuation Guidelines.
The inputs represented are an appropriate range of inputs normalised across different exposure types.
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
Furthermore, the effect of changing market variables on the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable.
HSBC Holdings

Basis of valuing HSBC Holdings’ financial assets and liabilities measured at fair value
	2024			2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
	$m	$m	$m	$m	$m	$m
Recurring fair value measurement
Assets at 31 Dec
Trading assets	709	—	709	—	—	—
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	61,286	61,286	—	59,879	59,879
Derivatives	—	3,054	3,054	—	3,344	3,344
Liabilities at 31 Dec
Financial liabilities designated at fair value	—	41,582	41,582	—	43,638	43,638
Derivatives	—	5,340	5,340	—	6,090	6,090

HSBC Holdings plc Annual Report on Form 20-F	415

13	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2024
Assets
Loans and advances to banks	102,039	—	101,007	1,048	102,055
Loans and advances to customers[1]	930,658	—	11,435	906,208	917,643
Reverse repurchase agreements – non-trading	252,549	—	252,598	—	252,598
Financial investments – at amortised cost	153,973	120,843	29,493	724	151,060
Liabilities
Deposits by banks	73,997	—	74,025	—	74,025
Customer accounts	1,654,955	—	1,655,151	—	1,655,151
Repurchase agreements – non-trading	180,880	—	180,873	—	180,873
Debt securities in issue	105,785	—	105,689	954	106,643
Subordinated liabilities	25,958	—	28,262	—	28,262

At 31 Dec 2023
Assets
Loans and advances to banks	112,902	2	111,263	1,479	112,744
Loans and advances to customers	938,535	—	13,258	911,124	924,382
Reverse repurchase agreements – non-trading	252,217	—	252,243	—	252,243
Financial investments – at amortised cost	148,326	115,383	30,765	440	146,588
Liabilities
Deposits by banks	73,163	—	73,176	—	73,176
Customer accounts	1,611,647	—	1,611,795	—	1,611,795
Repurchase agreements – non-trading	172,100	—	172,081	—	172,081
Debt securities in issue	93,917	—	93,196	706	93,902
Subordinated liabilities	24,954	—	27,151	—	27,151
1Includes retained portfolio of French home and other loans following the sale of retail banking operations in France, with carrying amount of $6.9bn (2023:
$7.9bn). We reclassified the portfolio to a hold-to-collect-and-sell business model from 1 January 2025 and will measure it prospectively from the first quarter of
2025 at fair value through other comprehensive income. We expect to recognise an estimated $1bn fair value pre-tax loss in other comprehensive income on the remeasurement of these financial instruments. The valuation of this portfolio of loans may be substantially different in the event of a sale due to entity and deal-specific factors, including funding costs and the value of customer relationships (refer Note 23 for details).

Fair values of financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2024
Assets
Loans and advances to banks	144	—	144	—	144
Loans and advances to customers	977	—	11	966	977
Reverse repurchase agreements – non-trading	—	—	—	—	—
Financial investments – at amortised cost	—	—	—	—	—
Liabilities
Deposits by banks	—	—	—	—	—
Customer accounts	5,399	—	5,399	—	5,399
Repurchase agreements – non-trading	—	—	—	—	—
Debt securities in issue	—	—	—	—	—
Subordinated liabilities	—	—	—	—	—

At 31 Dec 2023
Assets
Loans and advances to banks	10,487	—	10,487	—	10,487
Loans and advances to customers	73,376	—	90	72,200	72,290
Reverse repurchase agreements – non-trading	2,723	—	2,723	—	2,723
Financial investments – at amortised cost	7,624	7,530	—	5	7,535
Liabilities
Deposits by banks	78	—	78	—	78
Customer accounts	85,950	—	86,475	—	86,475
Repurchase agreements – non-trading	2,768	—	2,768	—	2,768
Debt securities in issue	9,084	—	8,820	—	8,820
Subordinated liabilities	8	—	7	—	7

416	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. They include cash and balances at central banks, Hong Kong Government certificates of indebtedness and Hong Kong currency notes in circulation, all of which are measured at amortised cost.
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
Repurchase and reverse repurchase agreements – non-trading
Carrying amounts of repurchase and reverse repurchase agreements that are held on a non-trading basis provide approximate fair values. This is due to the fact that balances are generally short dated.
HSBC Holdings
The methods used by HSBC Holdings to determine fair values of financial instruments for the purposes of measurement and disclosure are described above.

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet
	2024		2023
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Assets at 31 Dec
Loans and advances to HSBC undertakings	37,677	38,359	27,354	27,878
Financial investments – at amortised cost	10,328	10,335	19,558	19,531
Liabilities at 31 Dec
Debt securities in issue	64,320	65,123	65,239	65,172
Subordinated liabilities	23,548	25,911	24,439	26,651
1Fair values (other than Financial investments which are Level 1) were determined using valuation techniques with observable inputs (Level 2).

HSBC Holdings plc Annual Report on Form 20-F	417
14Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2024				2023
	Designated at fair value	Mandatorily measured at fair value	Total	Designated at fair value	Mandatorily measured at fair value	Total
	$m	$m	$m	$m	$m	$m
Securities	2,406	104,093	106,499	2,353	101,152	103,505
– treasury and other eligible bills	732	393	1,125	695	724	1,419
– debt securities	1,674	59,904	61,578	1,658	60,045	61,703
– equity securities	—	43,796	43,796	—	40,383	40,383
Loans and advances to banks and customers	951	6,120	7,071	371	5,495	5,866
Other	—	2,199	2,199	—	1,272	1,272
At 31 Dec	3,357	112,412	115,769	2,724	107,919	110,643

15	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	11,706,591	82,161	142,055	2,738	144,793	133,910	75	133,985
Interest rate	17,316,173	406,109	209,794	4,790	214,584	212,980	4,930	217,910
Equities	768,732	—	17,116	—	17,116	20,643	—	20,643
Credit	143,136	—	1,756	—	1,756	1,769	—	1,769
Commodity and other	118,180	—	3,134	—	3,134	2,887	—	2,887
Gross total fair values	30,052,812	488,270	373,855	7,528	381,383	372,189	5,005	377,194
Offset (Note 31)					(112,746)			(112,746)
At 31 Dec 2024	30,052,812	488,270	373,855	7,528	268,637	372,189	5,005	264,448

Foreign exchange	9,463,768	63,547	99,014	935	99,949	99,949	780	100,729
Interest rate	14,853,397	361,312	223,534	5,119	228,653	225,443	4,080	229,523
Equities	677,149	—	14,427	—	14,427	17,603	—	17,603
Credit	153,606	—	1,351	—	1,351	1,861	—	1,861
Commodity and other	90,007	—	1,820	—	1,820	1,542	—	1,542
Gross total fair values	25,237,927	424,859	340,146	6,054	346,200	346,398	4,860	351,258
Offset (Note 31)					(116,486)			(116,486)
At 31 Dec 2023	25,237,927	424,859	340,146	6,054	229,714	346,398	4,860	234,772
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

Notional contract amounts and fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries
	Notional contract amount		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	51,437	—	796	—	796	1,015	—	1,015
Interest rate	30,535	90,074	1,544	714	2,258	487	3,838	4,325
At 31 Dec 2024	81,972	90,074	2,340	714	3,054	1,502	3,838	5,340

Foreign exchange	66,711	—	486	—	486	1,705	—	1,705
Interest rate	33,480	92,268	1,730	1,128	2,858	747	3,638	4,385
At 31 Dec 2023	100,191	92,268	2,216	1,128	3,344	2,452	3,638	6,090
Use of derivatives
For details regarding the use of derivatives, see page 248 under ‘Market risk’.
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
based on spread and volume. Risk management activity is undertaken to manage the risk arising from client transactions, with the principal purpose of retaining client margin. Other derivatives classified as held for trading include non-qualifying hedging derivatives.
Substantially all of HSBC Holdings’ derivatives entered into with subsidiaries are managed in conjunction with financial liabilities.

418	HSBC Holdings plc Annual Report on Form 20-F
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
Fair value hedges
HSBC enters into fixed-for-floating interest rate swaps to manage the exposure to changes in fair value caused by movements in market interest rates on certain fixed-rate financial instruments that are not measured at fair value through profit or loss, including debt securities held and issued.

HSBC hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1,2]	Assets	Liabilities	Balance sheet presentation	Change in fair value[3]
Hedged risk	$m	$m	$m		$m
Interest rate[4]	190,332	4,180	4,411	Derivatives	(449)
At 31 Dec 2024	190,332	4,180	4,411		(449)

Interest rate[4]	172,985	3,729	2,965	Derivatives	(1,043)
At 31 Dec 2023	172,985	3,729	2,965		(1,043)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2The notional amount of non-dynamic fair value hedges is equal to $71,916m (2023: $62,480m), of which the weighted-average maturity date is March 2031 and the weighted-average swap rate is 3.24% (2023: 3.04%).
3Used in effectiveness testing, which uses the full fair value change of the hedging instrument not excluding any component.
4The hedged risk ‘interest rate’ includes inflation risk.

HSBC hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]	93,055		(2,701)		Financial investments - measured at fair value through other comprehensive income	(728)	(8)	Net income from financial instruments held for trading or managed on a fair value basis
	492		11		Financial investments - measured at amortised cost	(14)
	13,915		(104)	—	Loans and advances to customers	16
	—		—		Reverse repurchase agreements – non- trading	—
		72,576		(1,800)	Debt securities in issue	1,110
		207		—	Customer accounts	—
		1,205		(266)	Subordinated liabilities	57
At 31 Dec 2024	107,462	73,988	(2,794)	(2,066)		441	(8)

HSBC Holdings plc Annual Report on Form 20-F	419

HSBC hedged item by hedged risk (continued)
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]	82,321		(2,282)		Financial investments - measured at fair value through other comprehensive income	2,053	5	Net income from financial instruments held for trading or managed on a fair value basis
	514		32		Financial investments - measured at amortised cost	32
	4,701		(18)		Loans and advances to customers	122
	—		—		Reverse repurchase agreements – non-trading	15
		64,269		(2,147)	Debt securities in issue	(1,179)
		—		—	Deposits by banks	—
		—		—	Subordinated liabilities	5
At 31 Dec 2023	87,536	64,269	(2,268)	(2,147)		1,048	5
1The accumulated amount of fair value hedge adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were liabilities of $311m (2023: $136m) for FVOCI assets and liabilities of $745m (2023: $1,256m) for debt issued.
2Used in effectiveness testing, which comprise an amount attributable to the designated hedged risk that can be a risk component.
3The hedged risk ‘interest rate’ includes inflation risk.

HSBC Holdings hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1,2]	Assets	Liabilities	Balance sheet presentation	Change in fair value[3]
Hedged risk	$m	$m	$m		$m
Interest rate[4]	90,074	714	3,838	Derivatives	(1,103)
At 31 Dec 2024	90,074	714	3,838		(1,103)

Interest rate[4]	92,268	1,128	3,638	Derivatives	1,426
At 31 Dec 2023	92,268	1,128	3,638		1,426
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2The notional amount of non-dynamic fair value hedges is equal to $90,074m (2023: $92,268m), of which the weighted-average maturity date is May 2030 and the weighted-average swap rate is 2.78% (2023: 2.46%). The majority of these hedges are internal to the Group.
3Used in effectiveness testing, comprising the full fair value change of the hedging instrument not excluding any component.
4The hedged risk ‘interest rate’ includes foreign exchange risk.

HSBC Holdings hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]		78,402		(2,423)	Debt securities in issue	861	(9)	Net income from financial instruments held for trading or managed on a fair value basis
	7,769		(244)		Loans and advances to banks	233
At 31 Dec 2024	7,769	78,402	(244)	(2,423)		1,094	(9)

Interest rate[3]		80,889		(2,971)	Debt securities in issue	(1,716)	29	Net income from financial instruments held for trading or managed on a fair value basis
	7,772		(490)		Loans and advances to banks	319
At 31 Dec 2023	7,772	80,889	(490)	(2,971)		(1,397)	29
1The accumulated amount of fair value hedge adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were liabilities of $1,216m (2023: $1,299m) for debt issued.
2Used in effectiveness testing, comprising amount attributable to the designated hedged risk that can be a risk component.
3The hedged risk ‘interest rate’ includes foreign exchange risk.
For some debt securities held, HSBC manages interest rate risk in a dynamic risk management strategy. The assets in scope of this strategy are high-quality fixed-rate debt securities, which may be sold to meet liquidity and funding requirements.
The interest rate risk of the HSBC fixed-rate debt securities issued is managed in a non-dynamic risk management strategy.

420	HSBC Holdings plc Annual Report on Form 20-F
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

Hedging instrument by hedged risk
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	$m	$m	$m		$m	$m	$m
Foreign currency	47,194	2,088	68	Derivatives	2,451	2,451	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	215,777	619	519	Derivatives	(2,954)	(2,964)	10
At 31 Dec 2024	262,971	2,707	587		(503)	(513)	10

Foreign currency	29,772	935	257	Derivatives	977	977	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	188,327	1,390	1,116	Derivatives	1,542	1,512	30
At 31 Dec 2023	218,099	2,325	1,373		2,519	2,489	30
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2Used in effectiveness testing, comprising the full fair value change of the hedging instrument not excluding any component.
3Used in effectiveness assessment, comprising amount attributable to the designated hedged risk that can be a risk component.

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign currency
	$m	$m
Cash flow hedging reserve at 1 Jan 2024	(901)	(132)
Fair value gains/(losses)	(2,964)	2,451
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss[1]	2,529	(2,430)
Income taxes	81	1
Others	199	87
Cash flow hedging reserve at 31 Dec 2024	(1,056)	(23)

Cash flow hedging reserve at 1 Jan 2023	(3,387)	(421)
Fair value gains/(losses)	1,512	977
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss[1]	2,196	(718)
Income taxes	(937)	(29)
Others	(285)	59
Cash flow hedging reserve at 31 Dec 2023	(901)	(132)
1Hedged items that have affected profit or loss are primarily recorded within interest income.

HSBC Holdings plc Annual Report on Form 20-F	421
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
exchange exposures, see page 212.
The aggregate positions at the reporting date and the performance indicators of both live and de-designated hedges are summarised below.

Hedges of net investment in foreign operations
	Carrying amount		Nominal amount	Amounts recognised in OCI[1]	Change in fair value[2]	Hedge ineffectiveness recognised in income statement
	Derivative assets	Derivative liabilities
Description of hedged risk	$m	$m	$m	$m	$m	$m
2024
Pound sterling-denominated structural foreign exchange	397	(1)	15,407	833	229	—
Swiss franc-denominated structural foreign exchange	10	—	556	89	40	—
Hong Kong dollar-denominated structural foreign exchange	1	(3)	5,844	(27)	(26)	—
Other structural foreign exchange[3]	242	(3)	13,160	907	499	—
Total	650	(7)	34,967	1,803	742	—
2023
Pound sterling-denominated structural foreign exchange		(404)	16,415	604	(843)	—
Swiss franc-denominated structural foreign exchange		(23)	526	49	(62)	—
Hong Kong dollar-denominated structural foreign exchange		—	5,792	—	2	—
Other structural foreign exchange[3]		(96)	11,042	477	102	—
Total	—	(523)	33,775	1,130	(801)	—
1Amount recognised in OCI for Swiss franc includes $110m (2023: $110m) related to de-designated hedge.
2Used in effectiveness assessment, comprising amount attributable to the designated hedged risk that can be a risk component.
3Other currencies include Euro, New Taiwan dollar, Singapore dollar, Canadian dollar, Omani rial, South Korean won, UAE dirham, Indian rupee, Chinese renminbi, Kuwaiti dinar, Qatari riyal, Saudi riyal, Indonesian rupiah, Thai baht and Philippine peso.

16Financial investments

Carrying amount of financial investments
	2024	2023
	$m	$m
Financial investments measured at fair value through other comprehensive income	339,193	294,437
– treasury and other eligible bills	112,705	102,438
– debt securities	224,496	190,119
– equity securities	1,569	1,447
– other instruments	423	433
Debt instruments measured at amortised cost	153,973	148,326
– treasury and other eligible bills	22,148	30,733
– debt securities	131,825	117,593
At 31 Dec	493,166	442,763

Equity instruments measured at fair value through other comprehensive income
	Fair value	Dividends recognised
Type of equity instruments	$m	$m
Investments required by central institutions	620	29
Business facilitation	886	29
Others	63	2
At 31 Dec 2024	1,569	60

Investments required by central institutions	609	27
Business facilitation	793	35
Others	45	2
At 31 Dec 2023	1,447	64

422	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Weighted average yields of investment debt securities
Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	2.9	3.4	2.5	2.3
US Government agencies	0.8	—	3.1	3.1
US Government-sponsored agencies	1.7	3.5	1.6	1.8
UK Government	3.8	3.8	2.3	2.4
Hong Kong Government	—	1.9	2.0	—
Other governments	2.7	4.1	3.7	2.3
Asset-backed securities	3.4	3.0	5.4	4.3
Corporate debt and other securities	2.7	3.5	3.2	1.9

Debt securities measured at amortised cost
US Treasury	3.5	3.8	3.8	2.1
US Government agencies	0.7	0.7	1.1	4.6
US Government-sponsored agencies	—	2.8	3.7	2.9
UK Government	3.5	2.9	2.8	—
Hong Kong Government	—	2.7	—	—
Other governments	2.8	4.1	5.2	—
Asset-backed securities	—	—	7.7	—
Corporate debt and other securities	2.7	2.9	3.2	4.8
The maturity distributions of ABSs are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2024 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.
HSBC Holdings

HSBC Holdings carrying amount of financial investments
	2024	2023
	$m	$m
Debt instruments measured at amortised cost
– treasury and other eligible bills	9,556	15,629
– debt securities	772	3,929
At 31 Dec	10,328	19,558

Weighted average yields of investment debt securities
Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at amortised cost
US Treasury	4.3	—	—	—
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended
31 December 2024 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.

17	Assets pledged, collateral received and assets transferred
Assets pledged1

Financial assets pledged as collateral
	2024	2023
	$m	$m
Treasury bills and other eligible securities	17,713	20,504
Loans and advances to banks	14,880	13,636
Loans and advances to customers	24,524	27,490
Debt securities	91,975	88,367
Equity securities	51,642	40,280
Other	63,386	61,223
Assets pledged at 31 Dec	264,120	251,500

HSBC Holdings plc Annual Report on Form 20-F	423
The value of assets pledged to secure liabilities may be greater than the book value of assets utilised as collateral. For example, in the case of securitisations and covered bonds, the amount of liabilities issued plus mandatory over-collateralisation is less than the book value of the pool of assets available for use as collateral. This is also the case where assets are placed with a custodian or a settlement agent that has a floating charge over all the assets placed to secure any liabilities under settlement accounts.
These transactions are conducted under terms that are usual and customary for collateralised transactions including, where relevant, standard securities lending and borrowing, repurchase agreements and derivative margining. HSBC places both cash and non-cash collateral in relation to derivative transactions.
Hong Kong currency notes in circulation are secured by the deposit of funds in respect of which the Hong Kong Government certificates of indebtedness are held.

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2024	2023
	$m	$m
Trading assets	84,863	77,847
Financial investments	47,248	39,324
At 31 Dec	132,111	117,171
Collateral received1
The fair value of assets accepted as collateral relating primarily to standard securities lending, reverse repurchase agreements, swaps of securities and derivative margining that HSBC is permitted to sell or repledge in the absence of default was $515,267m (2023: $495,653m).
The fair value of any such collateral sold or repledged was $293,460m (2023: $284,108m).
HSBC is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements and derivative margining.
Assets transferred1
The assets pledged include transfers to third parties that do not qualify for derecognition, including secured borrowings such as debt securities held by counterparties as collateral under repurchase agreements and equity securities lent under securities lending agreements, as well as swaps of equity and debt securities. For secured borrowings, the transferred asset collateral continues to be recognised in full while a related liability, reflecting the Group’s obligation to repurchase the assets for a fixed price at a future date, is also recognised on the balance sheet.
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
	Transferred assets	Associated liabilities
	$m	$m
At 31 Dec 2024
Repurchase agreements	83,585	75,625
Securities lending agreements	58,232	4,361

At 31 Dec 2023
Repurchase agreements	81,486	74,517
Securities lending agreements	46,663	3,826
1Excludes assets classified as held for sale.

18	Interests in associates and joint ventures

Carrying amount of HSBC’s interests in associates and joint ventures
	2024	2023
	$m	$m
Interests in associates	28,777	27,200
Interests in joint ventures	132	144
Interests in associates and joint ventures	28,909	27,344

Principal associates of HSBC
	2024		2023
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	22,367	11,631	21,210	8,812
Saudi Awwal Bank	5,027	5,705	4,659	6,438
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

424	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Principal associates of HSBC (continued)
	At 31 Dec 2024
	Jurisdiction of incorporation and principal place of business	Principal activity	HSBC’s interest[1] %
Bank of Communications Co., Limited	Mainland China	Banking services	19.03
Saudi Awwal Bank	Saudi Arabia	Banking services	31.00
1There has been no percentage change in HSBC’s shareholding interest in the principal associates when compared with 2023.

Share of profit in associates and joint ventures
	2024	2023
	$m	$m
Bank of Communications Co., Limited	2,241	2,250
Saudi Awwal Bank	596	538
Other associates and joint ventures	75	19
Share of profit in associates and joint ventures	2,912	2,807
Less: Impairment of interest in BoCom	—	(3,000)
A list of all associates and joint ventures is set out in Note 38.
Bank of Communications Co., Limited
The Group maintains a 19.03% interest in Bank of Communications Co., Limited (‘BoCom’). The Group’s investment in BoCom is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom’s
Board of Directors and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of associate’s net assets. An impairment test is required if there is any indication of impairment or reversal.
At 31 December 2023, the Group performed an impairment test on the carrying amount, which resulted in an impairment of $3.0bn, as the recoverable amount as determined by a value in use (‘VIU’) calculation was lower than the carrying amount. No further impairment was required for the year ended 31 December 2024.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying amount.
On 24 September 2024, the People’s Bank of China, National Financial Regulatory Administration and China Securities Regulatory Commission
announced several policies aimed at promoting growth and economic development. These included monetary stimulus, property market support and capital market strengthening measures, as well as measures to recapitalise the largest commercial banks. In the absence of further details on how the recapitalisation of the largest commercial banks may be enacted, there is no change to the impairment test result at
31 December 2024. As further details become available, the impairment test will be updated to reflect their impact and may result in a change to the carrying value of our investment in BoCom. These developments have the potential to impact on the Group‘s reported earnings, but are unlikely to have an impact on HSBC's capital or capital ratios.
We remain supportive of our relationship with BoCom and will consider any broader implications on the carrying value of our investment as further details become available.
Impairment testing
At 31 December 2024, the carrying amount of the investment was $22.4bn (2023: $21.2bn) with fair value of $11.6bn (2023: $8.8bn). The
Group has concluded there is no indication of further impairment (or indication that an impairment may no longer exist or may have decreased)
since 31 December 2023. As part of this assessment, the Group updated the VIU calculation which supported that there was no significant change to the 31 December 2023 impairment position. As a result, no additional impairment to the carrying amount (or reversal of impairment)
was made at 31 December 2024.
Basis of recoverable amount
The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ’Impairment of Assets’. Those cash flows used estimates based on BoCom’s current condition and so do not include estimated cash flows arising from uncommitted future actions that may affect the performance of the investment which will be considered at the relevant time should they arise. Significant management judgement is required in arriving at the best estimate.
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
There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings. Forecast earnings growth over the short to medium term continues to be lower than recent (within the last five years) actual growth, and reflects the impact of recent macroeconomic, policy and industry factors in mainland China. As a result of management‘s intent to continue to retain its investment for the long term, earnings beyond the short to medium term are extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The CMC reflects the revised capital requirements arising from revisions of the ratio of risk-weighted assets to total assets assumption. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.

HSBC Holdings plc Annual Report on Form 20-F	425
Key assumptions in value in use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3.00% (2023: 3.00%) for periods after 2028, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3.25% (2023: 3.00%) for periods after 2028, which is the rate that assets are expected to grow to achieve long-term profit growth of 3.00%. The increase of long-term asset growth rate was supported by historical data, which is expected to continue.
–Discount rate: 8.53% (2023: 9.00%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 7.1% to 8.8% (2023: 7.9% to 9.7%) indicated by the CAPM, and decreased as a consequence of a market-driven reduction in the risk-free rate.
–Expected credit losses (‘ECL’) as a percentage of loans and advances to customers: ranges from 0.74% to 0.93% (2023: 0.80% to 0.97%)
in the short to medium term, reflecting reported credit experience in mainland China. For periods after 2028, the ratio is 0.97% (2023:
0.97%), which is higher than BoCom’s average ECL as a percentage of loans and advances to customers in recent years prior to the
Covid-19 pandemic.
–Risk-weighted assets as a percentage of total assets: ranges from 62.0% to 62.5% (2023: 62.0% to 63.7%) in the short to medium term, reflecting higher risk-weights in the short term followed by an expected reversion to recent historical levels. For periods after 2028, the ratio is 62.0% (2023: 62.0%), which continues to be similar to BoCom’s actual results in recent years.
–Loans and advances to customers growth rate: ranges from 7.5% to 9.5% (2023: 9.0% to 10.0%) in the short to medium term, which is similar to BoCom’s actual results in recent years. Changes in the forecast growth rate of loans and advances to customers are likewise reflected in the forecast ECL.
–Operating income growth rate: ranges from 0.1% to 9.9% (2023: -0.4% to 9.7%) in the short to medium term, which is similar to BoCom’s actual results in recent years, and is impacted by projections of net interest income in the short term as a consequence of recent macroeconomic, policy and industry factors in mainland China.
–Cost-income ratio: ranges from 34.6% to 39.8% (2023: 35.5% to 39.8%) in the short to medium term. These ratios are similar to BoCom’s actual results in recent years.
–Long-term effective tax rate: 15.0% (2023: 15.0%) for periods after 2028, which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/Group of 20 (‘G20’) Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (2023: 12.5%) and tier 1 capital adequacy ratio of 9.5% (2023: 9.5%), based on
BoCom’s capital risk appetite and capital requirements respectively.
The changes in VIU would impact the carrying amount if there is an indication of further impairment (or indication that an impairment may no longer exist or may have decreased, to the extent of impairment loss previously recognised). The following table illustrates the impact on the carrying amount of reasonably possible changes to key assumptions used in the VIU calculation. This reflects the sensitivity of each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible changes to key assumptions are based on external analysts’ forecasts, statutory requirements and other relevant external data sources, which can change period to period. Unless specified, favourable and unfavourable changes are consistently applied throughout short-to-medium and long-term forecast years, based on a straight-line average of the base case assumption.

Sensitivity of the carrying amount to the key VIU assumptions
	Favourable change		Unfavourable change
		Reversal of impairment / VIU headroom		Impairment
	bps	$bn	bps	$bn
At 31 Dec 2024
Long-term profit growth rate	55	4.0	(96)	(5.4)
Long-term asset growth rate	(121)	8.6	30	(2.8)
Discount rate	(143)	5.4	287	(6.4)
Expected credit losses as a percentage of loans and advances to customers	2024 to 2028: 66 2029 onwards: 91	4.0	2024 to 2028: 108 2029 onwards: 104	(4.3)
Risk-weighted assets as a percentage of total assets	(132)	0.8	234	(1.7)
Loans and advances to customers growth rate	(217)	3.4	340	(6.1)
Operating income growth rate	76	2.7	(81)	(3.3)
Cost-income ratio	(190)	0.2	380	(7.1)
Long-term effective tax rate	(426)	1.6	1,000	(4.0)
Capital requirements – capital adequacy ratio	—	—	372	(14.3)
Capital requirements – tier 1 capital adequacy ratio	—	—	270	(6.7)
At 31 Dec 2023
Long-term profit growth rate	58	3.3	(79)	(3.4)
Long-term asset growth rate	(79)	4.5	58	(4.0)
Discount rate	(110)	4.5	280	(6.1)
Expected credit losses as a percentage of loans and advances to customers	2023 to 2027: 78 2028 onwards: 91	2.9	2023 to 2027: 120 2028 onwards: 104	(4.4)
Risk-weighted assets as a percentage of total assets	(150)	0.9	216	(1.6)
Loans and advances to customers growth rate	(213)	3.2	207	(2.9)
Operating income growth rate	57	2.6	(81)	(2.6)
Cost-income ratio	(212)	0.8	99	(2.9)
Long-term effective tax rate	(426)	1.6	1,000	(3.5)
Capital requirements – capital adequacy ratio	—	—	215	(7.5)
Capital requirements – tier 1 capital adequacy ratio	—	—	248	(3.7)

426	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is
$13.5bn to $30.8bn (2023: $13.1bn to $28.8bn), acknowledging that the fair value of the Group’s investment has ranged from $6.8bn to
$11.6bn over the last five years as at the date of the impairment tests. The possible range of VIU is based on impacts set out in the table above arising from the favourable/unfavourable change in the earnings in the short to medium term, the expected credit losses as a percentage of loans and advances to customers, and a 50bps increase/decrease in the discount rate. All other long-term assumptions, and the basis of the
CMC have been kept unchanged when determining the reasonably possible range of the VIU.
Selected financial information of BoCom
The statutory accounting reference date of BoCom is 31 December. For the year ended 31 December 2024, HSBC included the associate’s results on the basis of the financial statements for the 12 months ended 30 September 2024, taking into account any known changes in the subsequent period from 1 October 2024 to 31 December 2024 that would have materially affected the results.

Selected balance sheet information of BoCom
	At 30 Sep	At 30 Sep
	2024	2023
	$m	$m
Cash and balances at central banks	99,663	112,800
Due from and placements with banks and other financial institutions	122,607	100,464
Loans and advances to customers	1,128,603	1,087,613
Other financial assets	587,721	587,949
Other assets	61,086	59,215
Total assets	1,999,680	1,948,041
Due to and placements from banks and other financial institutions	326,742	292,065
Deposits from customers	1,195,590	1,216,611
Other financial liabilities	282,894	251,246
Other liabilities	38,082	36,766
Total liabilities	1,843,308	1,796,698
Total equity	156,372	151,343

Reconciliation of BoCom’s total shareholders’ equity to the carrying amount in HSBC’s consolidated financial statements
	At 30 Sep
	2024	2023
	$m	$m
Equity attributable to shareholders	154,748	149,713
Other equity instruments	(23,946)	(24,616)
Equity attributable to shareholders less other equity instruments	130,802	125,097
The Group's share of equity[1]	25,284	24,210
Impairment[2]	(2,917)	(3,000)
Carrying amount	22,367	21,210
1This balance includes goodwill originally arising on acquisition.
2This balance includes the impact of foreign exchange movements on the $3bn impairment booked in the financial year ended 31 December 2023.

Selected income statement information of BoCom
	For the 12 months ended 30 Sep
	2024	2023
	$m	$m
Net interest income	23,180	23,432
Net fee and commission income	5,315	6,221
Credit and impairment losses	(7,410)	(8,099)
Depreciation and amortisation	(2,589)	(2,560)
Tax expense	(835)	(1,007)
Profit for the year	12,922	13,211
Other comprehensive income	1,361	686
Total comprehensive income	14,283	13,897
Dividends received from BoCom	745	736
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of 31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
There were no indicators of impairment at 31 December 2024. The fair value of the Group’s investment in SAB of $5.7bn was above the carrying amount of $5.0bn.

HSBC Holdings plc Annual Report on Form 20-F	427

19	Investments in subsidiaries

Main subsidiaries of HSBC Holdings[1]
	At 31 Dec 2024
	Place of incorporation or registration	HSBC’s interest %
			Share class
Europe
HSBC Bank plc	England and Wales	100	£1 Ordinary, $0.01 Non-Cumulative Third Dollar Preference
HSBC UK Bank plc	England and Wales	100	£1 Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
Asia
Hang Seng Bank Limited[2,3]	Hong Kong	63.12	HK$5 Ordinary
HSBC Bank (China) Company Limited	People’s Republic of China	100	CNY1 Ordinary
HSBC Bank Malaysia Berhad	Malaysia	100	Ordinary no par value
HSBC Life (International) Limited	Bermuda	100	HK$1 Ordinary
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	Ordinary no par value
Middle East, North Africa and Türkiye
HSBC Bank Middle East Limited	United Arab Emirates	100	$1 Ordinary and $1 Preference shares
North America
HSBC Bank USA, N.A.	US	100	$100 Common and $0.01 Preference
Latin America
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico	99.99	MXN2 Ordinary
1Main subsidiaries are either held directly or indirectly via intermediate holding companies. During 2024, we completed the sale of HSBC Bank Canada to the
Royal Bank of Canada, therefore it is no longer an indirect subsidiary of HSBC Holdings. There has been no material percentage change in HSBC’s shareholding for its existing main subsidiaries since 2023.
2In addition to the strategic holding disclosed above, the Group held 0.06% (2023: 0.09%) shareholding as part of its trading books.
3Based on the latest corporate substantial shareholding notice filed with Hong Kong Exchange and Clearing Limited on 21 June 2024, the Group’s shareholding in
Hang Seng Bank Limited on 18 June 2024 was 63.04%. Movements in our shareholding since 18 June 2024 are reflected in the above table.
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
As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries. Subject to this, there is no current or foreseen impediment to HSBC Holdings’ ability to provide funding for such investments. During 2024, consistent with the Group’s capital plan, the Group’s material subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments from material subsidiaries. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
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
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Management’s judgement in estimating future cash flows: The cash flow projections for each investment are based on the latest approved plans, which include forecast capital available for distribution based on the capital requirements of the subsidiary, taking into account minimum and core capital requirements and factoring in reasonably possible uncertainties. For the impairment test as at 31 December 2024, cash flow projections until the end of 2029 were considered in line with our internal planning horizon. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model.
–Long-term growth rates: The long-term growth rate is used to extrapolate the free cash flows in perpetuity because of the long-term perspective of the legal entity. The growth rate reflects long-term inflation for the country or territory within which the investment operates.

428	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

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
As at 31 December 2024, the carrying amount of HSBC Holdings’ investments in subsidiaries was $152.3bn (2023: $159.5bn). The year-on-year reduction was predominantly due to the recognition of an $11.4bn impairment of HSBC Holdings’ investment in HSBC Overseas Holdings (UK)
Limited.
The recoverable amount of HSBC Overseas Holdings (UK) Limited is assessed as the aggregate of the recoverable amounts of its subsidiaries.
During the year HSBC Overseas Holdings (UK) Limited sold its stake in its direct subsidiary HSBC Bank Canada to Royal Bank of Canada, and transferred HSBC Private Bank (Suisse) SA, its indirect subsidiary (via HSBC Private Banking Holdings (Suisse) SA), to HSBC Bank plc.
Following these disposals HSBC Overseas Holdings (UK) Limited paid $12.1bn in dividend income to HSBC Holdings, which mainly drove the recognition of an $11.4bn impairment in its investment in HSBC Overseas Holdings (UK) Limited, offset by a higher recoverable amount of
HSBC Overseas Holdings (UK) Limited’s principal remaining subsidiary as at 31 December 2024, HSBC North America Holdings Inc, driven by higher projected profits and lower projected capital requirements. As at 31 December 2024, HSBC Holdings had recognised for HSBC
Overseas Holdings (UK) Limited a cumulative impairment of $21.6bn (2023: $10.2bn), and a carrying amount of $14.0bn (2023: $25.8bn).

Impairment test results
Investments	Recoverable amount	Discount rate	Long-term growth rate
	$m	%	%
HSBC North America Holdings Inc.
At 31 Dec 2024	13,264	11.00	2.25
At 31 Dec 2023	12,756	10.50	2.17
Sensitivities of key assumptions in calculating VIU
At 31 December 2024, the recoverable amount of HSBC Overseas Holdings (UK) Limited remained sensitive to reasonably possible changes in key assumptions impacting its principal subsidiary, HSBC North America Holdings Inc.
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
The following table presents a summary of the key assumptions underlying the most sensitive inputs to the model for HSBC North America
Holdings Inc., the key risks attached to each, and details of a reasonably possible change to assumptions where, in the opinion of management, these could result in a change in VIU.

Reasonably possible changes in key assumptions
	Input	Key assumptions	Associated risks	Reasonably possible change
Investment
HSBC North America Holdings Inc. (subsidiary of HSBC Overseas Holdings (UK) Limited)	Free cash flows projections	–Level of interest rates and yield curves. –Competitors’ positions within the market.	–Strategic actions relating to revenue and costs are not achieved.	–Free cash flow projections decrease by 10%.
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–External evidence arises to suggest that the rate used is not appropriate to the business.	–Discount rate decreases by 1%. –Discount rate increases by 1%.

Sensitivity of VIU to reasonably possible changes in key assumptions
In $bn (unless otherwise stated)	At 31 Dec 2024	At 31 Dec 2023
HSBC North America Holdings Inc.
VIU	13.3	12.8
Impact on VIU
100bps decrease in the discount rate – single variable[1]	1.5	1.6
100bps increase in the discount rate – single variable[1]	(1.2)	(1.2)
10% decrease in forecast profitability – single variable[1]	(1.3)	(1.3)
1The recoverable amount of HSBC Overseas Holdings (UK) Limited represents the aggregate of recoverable amounts of the underlying subsidiaries. Single variable sensitivity analysis on a single subsidiary may therefore not be representative of the aggregate impact of the change in the variable.

HSBC Holdings plc Annual Report on Form 20-F	429

Subsidiaries with significant non-controlling interests
	2024	2023
Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests (%)[1]	36.88	37.86
Place of business	Hong Kong	Hong Kong
	$m	$m
Profit attributable to non-controlling interests	905	889
Accumulated non-controlling interests of the subsidiary	6,879	6,877
Dividends paid to non-controlling interests	620	490
Summarised financial information:
– total assets	229,069	214,321
– total liabilities	208,908	194,621
– net operating income before changes in expected credit losses and other credit impairment charges	5,249	5,210
– profit for the year	2,434	2,356
– total comprehensive income for the year	2,482	2,723
1This includes the Group’s shareholding held under trading books 0.06% (2023: 0.09%).

20Structured entities
HSBC is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by HSBC or a third party.
Consolidated structured entities

Total assets of HSBC’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	$bn	$bn	$bn	$bn	$bn
At 31 Dec 2024	2.4	7.0	7.2	1.8	18.4
At 31 Dec 2023	3.6	7.8	5.5	8.2	25.1
Conduits
HSBC has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
–At 31 December 2024, Solitaire, HSBC’s principal SIC, held $0.7bn of ABSs (2023: $1.0bn). It is currently funded entirely by commercial paper (‘CP’) issued to HSBC. At 31 December 2024, HSBC held $1.0bn of CP (2023: $1.3bn).
Multi-seller conduit
HSBC’s multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, HSBC bears risk equal to the transaction-specific facility offered to the multi-seller conduit, amounting to $5.2bn at 31 December 2024 (2023: $6.1bn). First
loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of loss protection is provided by HSBC in the form of a programme-wide enhancement facility.
Securitisations
HSBC uses structured entities to securitise customer loans and advances it originates in order to diversify its sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by HSBC to the structured entities for cash or synthetically, and the structured entities issue debt securities to investors. Where synthetic securitisations are used, the credit risk associated with the loan portfolio of assets is transferred to the structured entities through loan portfolio financial guarantees.
HSBC managed funds
HSBC has established a number of money market and non-money market funds. Where it is deemed to be acting as principal rather than agent in its role as investment manager, HSBC controls these funds.
Other
HSBC has entered into a number of transactions in the normal course of business, which include asset and structured finance transactions where it has control of the structured entity. In addition, HSBC is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.

430	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to all structured entities not controlled by HSBC. The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Nature and risks associated with HSBC interests in unconsolidated structured entities
	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities ($m)
0–500	167	344	1,215	46	1,772
500–2,000	2	75	911	2	990
2,000–5,000	—	30	348	1	379
5,000–25,000	—	21	212	—	233
25,000+	—	2	33	—	35
Number of entities at 31 Dec 2024	169	472	2,719	49	3,409
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	5.4	12.1	25.4	2.4	45.3
– trading assets	—	0.1	—	—	0.1
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	7.8	22.2	—	30.0
– loans and advances to customers	5.4	—	0.7	1.5	7.6
– financial investments	—	0.2	0.4	—	0.6
– assets held for sale	—	4.0	2.1	—	6.1
– other assets	—	—	—	0.9	0.9
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.4	0.4
– other liabilities	—	—	—	0.4	0.4
Other off-balance sheet commitments	—	1.0	8.1	1.3	10.4
HSBC’s maximum exposure at 31 Dec 2024	5.4	13.1	33.5	3.3	55.3

Total asset values of the entities ($m)
0–500	120	337	1,271	42	1,770
500–2,000	4	96	1,069	3	1,172
2,000–5,000	—	39	418	—	457
5,000–25,000	—	24	217	—	241
25,000+	—	3	11	—	14
Number of entities at 31 Dec 2023	124	499	2,986	45	3,654
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	3.2	13.9	20.7	3.3	41.1
– trading assets	—	0.6	—	—	0.6
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	12.6	19.7	—	32.3
– loans and advances to customers	3.2	—	0.6	2.5	6.3
– financial investments	—	0.7	0.4	—	1.1
– other assets	—	—	—	0.8	0.8
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.3	0.3
– other liabilities	—	—	—	0.3	0.3
Other off-balance sheet commitments	0.1	1.9	5.0	1.2	8.2
HSBC’s maximum exposure at 31 Dec 2023	3.3	15.8	25.7	4.2	49.0
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
HSBC managed funds
HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on funds under management is provided on page 116.
HSBC, as fund manager, may be entitled to receive management and performance fees based on the assets under management. HSBC may also retain units in these funds.

HSBC Holdings plc Annual Report on Form 20-F	431
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
solutions.
HSBC sponsored structured entities
The amount of assets transferred to and income received from such sponsored structured entities during 2024 and 2023 was not significant.

21Goodwill and intangible assets

	2024	2023
	$m	$m
Goodwill	4,118	4,323
Other intangible assets[1]	8,266	8,164
At 31 Dec	12,384	12,487
1Included within other intangible assets is internally generated software with a net carrying amount of $7,100m (2023: $6,895m). During the year, capitalisation of internally generated software was $2,476m (2023: $2,306m), impairment was $67m (2023: reversal impairment of $285m) and amortisation was $1,995m
(2023: $1,877m).

Movement analysis of goodwill
	2024	2023
	$m	$m
Gross amount
At 1 Jan	19,560	18,965
Exchange differences	(962)	523
Reclassified to held for sale and additions[1]	28	73
Other	—	(1)
At 31 Dec	18,626	19,560
Accumulated impairment losses
At 1 Jan	(15,237)	(14,809)
Exchange differences	716	(428)
Reclassified to held for sale[1]	13	—
At 31 Dec	(14,508)	(15,237)
Net carrying amount at 31 Dec	4,118	4,323
1Includes goodwill arising from acquisition of Silkroad, offset by goodwill reclassified to held for sale associated with sales of HSBC Bank Armenia, private banking business in Germany, and planned sale of HSBC Assurances Vie (France). For further details, see Note 23.
Goodwill
Impairment testing
The Group’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed at 1 October each year. A review for indicators of impairment is undertaken at each subsequent quarter-end and at 31 December 2024. No indicators of impairment were identified as part of these reviews.
Basis of the recoverable amount
The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date.
The VIU is calculated by discounting management’s cash flow projections for the CGU. The key assumptions used in the VIU calculation for each individually significant CGU that is not impaired are discussed below.

Key assumptions in VIU calculation – significant CGUs at 1 October 2024[1]
	Carrying amount at 1 Oct 2024	of which goodwill	Value in use at 1 Oct 2024	Discount rate	Growth rate beyond initial cash flow	Carrying amount at 1 Oct 2023	of which goodwill	Value in use at 1 Oct 2023	Discount rate	Growth rate beyond initial cash flow projections
	$m	$m	$m	%	%	$m	$m	$m	%	%
HSBC UK Bank plc – WPB	12,785	2,843	27,118	10.6	2.0	11,167	2,597	27,933	10.4	2.0
1For impacts arising from the revised organisational structure effective from 1 January 2025, see Note 1.2(a).
At 1 October 2024, aggregate goodwill of $1,493m (1 October 2023: $1,599m) had been allocated to CGUs that were not considered individually significant. The Group’s CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

432	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Management’s judgement in estimating the cash flows of a CGU
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in the next financial year, but does consider this to be an area that is inherently judgemental. The cash flow projections for each CGU are based on forecast profitability plans approved by the Board and minimum capital levels required to support the business operations of a CGU. The Board challenges and endorses planning assumptions in light of internal capital allocation decisions necessary to support our strategy, current market conditions and macroeconomic outlook. For the 1 October 2024 impairment test, cash flow projections until the end of 2029 were considered, in line with our internal planning horizon. Key assumptions underlying cash flow projections reflect management’s outlook on interest rates and inflation, as well as business strategy, including the scale of investment in technology and automation. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model. As required by IFRS
Accounting Standards, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out the plan, and would therefore have recognised a provision for restructuring costs.
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
Sensitivities of key assumptions in calculating VIU
At 1 October 2024, given the extent by which VIU exceeds carrying amount, the HSBC UK WPB CGU was not sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections.
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
At 31 December 2024 none of the CGUs were sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections.

HSBC Holdings plc Annual Report on Form 20-F	433
22Prepayments, accrued income and other assets

	2024	2023
	$m	$m
Prepayments and accrued income	13,781	13,854
Settlement accounts and items in course of collection from other banks	19,050	39,195
Cash collateral and margin receivables	59,488	57,058
Bullion	16,841	13,701
Endorsements and acceptances	8,093	7,939
Insurance contract assets (Note 4)	132	252
Reinsurance contract assets	4,798	4,728
Employee benefit assets (Note 5)	7,548	7,750
Right-of-use assets	2,205	2,456
Owned property, plant and equipment	9,407	10,478
Other accounts	11,397	14,186
At 31 Dec[1]	152,740	171,597
1Prepayments, accrued income and other assets include $109,336m (2023: $129,203m) of financial assets, the majority of which are measured at amortised cost.

23Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	2024	2023
	$m	$m
Held for sale at 31 Dec
Disposal groups	27,126	115,836
Unallocated impairment losses[1]	(31)	(1,975)
Non-current assets held for sale	139	273
Assets held for sale	27,234	114,134
Liabilities of disposal groups held for sale	29,011	108,406
1This represents impairment losses in excess of the carrying value of the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups
France retail banking operations
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking business in France to CCF, a subsidiary of Promontoria
MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3%
ownership interest in Crédit Logement.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn ($0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal in 2023, upon the reclassification of the disposal group as held for sale. In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn ($7.4bn) at the time of the sale, consisting of home and certain other loans, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries,
HSBC Assurances Vie (France) and HSBC Global Asset Management (France), entered into distribution agreements with the buyer.
The customer lending balances and associated income statement impacts of the portfolio of retained loans, together with the profit participation interest and the licence agreement of the CCF brand, were reclassified from WPB to Corporate Centre, with effect from 1 January
2024.
During the fourth quarter of 2024, we began the process of marketing the retained home and other loan portfolio for sale, which had a carrying value of €6.7bn ($6.9bn) at 31 December 2024. As a result, we reclassified the portfolio to a hold-to-collect-and-sell business model from
1 January 2025 and will measure it prospectively from the first quarter of 2025 at fair value through other comprehensive income. We expect to recognise an estimated $1bn fair value pre-tax loss in other comprehensive income on the remeasurement of the financial instruments. The valuation of this portfolio of loans may be substantially different in the event of a sale due to entity and deal-specific factors, including funding costs and the value of customer relationships. In the event of a sale, upon completion, the cumulative fair value changes recognised through other comprehensive income, which would reflect the terms of an agreed sale, would reclassify to the income statement. In December 2024, we entered into non-qualifying economic hedges, hedging interest rate risk on the portfolio and recognised a $0.1bn mark-to-market gain year-
to-date.
Canada banking business
On 28 March 2024, HSBC Overseas Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, completed the sale of HSBC Bank Canada to the Royal Bank of Canada.
The completion of the transaction resulted in a gain on sale of $4.8bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn in other reserves losses. The gain on sale also included $0.3bn in fair value gains recognised on the related foreign exchange hedges in the first quarter of 2024. There was no tax on the gain recognised at completion due to the substantial shareholding exemption rule in the UK.
Following the completion of this transaction, the Board approved a special dividend of $0.21 per share, which was paid in June 2024 alongside the first interim dividend.

434	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Argentina business
On 6 December 2024, HSBC Latin America B.V. completed the sale of its business in Argentina to Grupo Financiero Galicia (‘Galicia‘).
Galicia acquired all of HSBC Argentina’s business covering banking, asset management and insurance, together with $100m of subordinated debt issued by HSBC Argentina and held by HSBC Latin America Holdings (UK) Limited for a base consideration of $550m. The consideration was adjusted for the results of the business and fair value gains or losses on HSBC Argentina’s securities portfolios during the period between
31 December 2023 and 30 November 2024. HSBC received the purchase consideration in a combination of cash and Galicia’s American
Depositary Receipts (‘ADRs‘), with ADRs representing less than a 10% economic interest in Galicia. At 31 December 2024, the fair value of the
ADRs received and held as fair value through profit and loss was $0.7bn.
For the year ended 31 December 2024, we recognised a $1.0bn pre-tax loss and we recycled $5.2bn foreign currency reserve and other reserve losses to the income statement on completion. There was no tax deduction on the loss recognised.
Other disposals
On 30 May 2024, HSBC Europe BV, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of HSBC Bank (RR) (Limited Liability
Company) to Expobank. Foreign currency translation reserve losses of $0.1bn were recognised in the income statement upon completion.
On 6 July 2024, The Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius branch) completed the sale of its
Wealth and Personal Banking business in Mauritius to Absa Bank (Mauritius) Limited, a wholly-owned subsidiary of Absa Group Limited. The financial impact of the sale was not significant for the Group.
On 23 September 2024, HSBC Continental Europe, a wholly owned subsidiary of HSBC Bank plc, reached an agreement to sell its private banking business in Germany to BNP Paribas and the disposal group met the held for sale criteria at 31 December 2024. This sale, which remains subject to works council consultation, is expected to be completed in the second half of 2025. The sale is expected to generate an estimated pre-tax gain on disposal of $0.2bn, which will be recognised on completion.
On 25 September 2024, HSBC reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd and the disposal group met the held for sale criteria at 31 December 2024. The transaction, which is subject to regulatory and governmental approvals, is expected to complete in the second half of 2025. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 31 December 2024, foreign currency translation reserve and other reserve losses stood at $0.2bn.
On 29 November 2024, HSBC Europe BV completed the sale of HSBC Bank Armenia to Ardshinbank with a year-to-date loss of $0.1bn recognised.
On 20 December 2024, HSBC Continental Europe signed a Memorandum of Understanding (‘MoU’) for the planned sale of its French life insurance business, HSBC Assurances Vie (France), to Matmut Société d’Assurance Mutuelle. The transaction, which is subject to regulatory approvals and employee consultation, is expected to complete in the second half of 2025. The disposal group met the held for sale criteria at
31 December 2024, resulting in the reclassification of $24.2bn in assets and $23.4bn in liabilities to held for sale, and the recognition of an immaterial loss on disposal. The total pre-tax loss at completion is estimated at $0.2bn inclusive of migration costs and the recycling of cumulative foreign currency translation reserves, insurance finance reserves and other reserves which stood at a net loss of $0.1bn as at
31 December 2024.
At 31 December 2024, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	French Life Insurance Business	German Private Banking Business	South Africa[1]	Other	Total
	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	—	1,896	—	—	1,896
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14,560	—	—	—	14,560
Derivatives	26	—	10	—	36
Loans and advances to banks	144	—	—	—	144
Loans and advances to customers	—	309	656	—	965
Financial investments[2]	8,500	—	—	—	8,500
Goodwill	—	5	—	—	5
Prepayments, accrued income and other assets	992	21	7	—	1,020
Total assets at 31 Dec 2024	24,222	2,231	673	—	27,126

Liabilities of disposal groups held for sale
Customer accounts	—	2,085	3,294	20	5,399
Financial liabilities designated at fair value	11	119	—	—	130
Derivatives	—	—	19	—	19
Insurance contract liabilities	21,811	—	—	—	21,811
Accruals, deferred income and other liabilities	1,598	22	32	—	1,652
Total liabilities at 31 Dec 2024	23,420	2,226	3,345	20	29,011

Expected date of completion	Second half of 2025	Second half of 2025	Second half of 2025
Operating segment	WPB	WPB	GBM and Corporate Centre
1    Under the financial terms of the sale of our South Africa business, HSBC Bank plc will transfer the business with a net asset value of $0.7bn for a book value less any provisions. The purchase price will be satisfied by the transfer of agreed liabilities of $3.3bn. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. Based upon the net liabilities of the disposal group at 31 December 2024, HSBC would be expected to include a cash contribution of $2.6bn.
2Represents financial investments measured at fair value through other comprehensive income.

HSBC Holdings plc Annual Report on Form 20-F	435
At 31 December 2023, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	Canada	Retail banking operations in France	Other	Total
	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	5,370	226	—	5,596
Trading assets	2,465	—	—	2,465
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15	49	—	64
Derivatives	528	—	—	528
Loans and advances to banks	154	10,333	—	10,487
Loans and advances to customers	56,129	16,902	254	73,285
Reverse repurchase agreements – non-trading	2,723	—	—	2,723
Financial investments[1]	16,978	33	—	17,011
Goodwill	225	—	—	225
Prepayments, accrued income and other assets	3,318	132	2	3,452
Total assets at 31 Dec 2023	87,905	27,675	256	115,836

Liabilities of disposal groups held for sale
Trading liabilities	1,417	—	—	1,417
Deposits by banks	78	—	—	78
Customer accounts	63,001	22,307	642	85,950
Repurchase agreements – non-trading	2,768	—	—	2,768
Financial liabilities designated at fair value	—	2,370	—	2,370
Derivatives	608	7	—	615
Debt securities in issue	7,707	1,377	—	9,084
Subordinated liabilities	8	—	—	8
Accruals, deferred income and other liabilities	5,916	196	4	6,116
Total liabilities at 31 Dec 2023	81,503	26,257	646	108,406

Date of completion	28 March 2024	1 January 2024
Operating segment	All global businesses	WPB
1Includes financial investments measured at fair value through other comprehensive income of $9.4bn and debt instruments measured at amortised cost of
$7.6bn.
Business acquisitions
In October 2023, HSBC Global Asset Management Singapore Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking
Corporation Limited, entered into an agreement to acquire 100% of the shares of Silkroad Property Partners Pte Ltd (‘Silkroad’) and for HSBC
Global Asset Management Limited to acquire Silkroad’s affiliated General Partner entities. Silkroad is a Singapore headquartered Asia-Pacific-
focused, real estate investment manager. The acquisition was completed on 31 January 2024.
In October 2023, HSBC Bank (China) Company Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation
Limited, entered into an agreement to acquire Citibank China’s retail wealth management portfolio in mainland China. The portfolio comprises assets under management and deposits and the associated wealth customers. The acquisition was completed on 7 June 2024.
The financial impact of these business acquisitions was not significant for the Group.

24Trading liabilities

	2024	2023
	$m	$m
Deposits by banks[1]	7,671	6,779
Customer accounts[1]	10,709	8,955
Other debt securities in issue (Note 26)	73	27
Other liabilities – net short positions in securities	47,529	57,389
At 31 Dec	65,982	73,150
1‘Deposits by banks’ and ‘Customer accounts’ include repos, stock lending and other amounts.

436	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

25	Financial liabilities designated at fair value

HSBC
	2024	2023
	$m	$m
Deposits by banks and customer accounts[1]	23,773	21,043
Liabilities to customers under investment contracts	5,931	5,103
Debt securities in issue (Note 26)	99,706	103,803
Subordinated liabilities (Note 29)	9,317	11,477
At 31 Dec	138,727	141,426
1Structured deposits placed at HSBC Bank USA are insured by the Federal Deposit Insurance Corporation, a US government agency, up to $250,000 per depositor.
The carrying amount of financial liabilities designated at fair value was $4,365m less than the contractual amount at maturity (2023: $4,421m less). The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $1,655m (2023: loss of $1,286m).

HSBC Holdings
	2024	2023
	$m	$m
Debt securities in issue (Note 26)	33,268	35,189
Subordinated liabilities (Note 29)	8,314	8,449
At 31 Dec	41,582	43,638
The carrying amount of financial liabilities designated at fair value was $17m less than the contractual amount at maturity (2023: $246m less).
The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $540m (2023: $682m).

26	Debt securities in issue

HSBC
	2024	2023
	$m	$m
Bonds and medium-term notes	163,903	160,632
Other debt securities in issue	41,661	37,115
Total debt securities in issue	205,564	197,747
Included within:
– trading liabilities (Note 24)	(73)	(27)
– financial liabilities designated at fair value (Note 25)	(99,706)	(103,803)
At 31 Dec	105,785	93,917

HSBC Holdings
	2024	2023
	$m	$m
Debt securities	97,588	100,428
Included within:
– financial liabilities designated at fair value (Note 25)	(33,268)	(35,189)
At 31 Dec	64,320	65,239

27Accruals, deferred income and other liabilities

	2024	2023
	$m	$m
Accruals and deferred income	16,277	16,814
Settlement accounts and items in course of transmission to other banks	24,692	35,718
Cash collateral and margin payables	58,040	56,832
Endorsements and acceptances	8,102	7,911
Employee benefit liabilities (Note 5)	1,017	1,160
Reinsurance contract liabilities	701	819
Lease liabilities	2,459	2,813
Other liabilities	19,052	21,834
At 31 Dec[1]	130,340	143,901
1Accruals, deferred income and other liabilities include $122,051m (2023: $136,696m) of financial liabilities, the majority of which are measured at amortised cost.

HSBC Holdings plc Annual Report on Form 20-F	437
28 Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2024	284	380	130	420	1,214
Additions	181	205	36	203	625
Amounts utilised	(193)	(228)	(48)	(105)	(574)
Unused amounts reversed	(63)	(63)	(35)	(82)	(243)
Exchange and other movements	(10)	1	2	21	14
At 31 Dec 2024	199	295	85	457	1,036
Contractual commitments[1]
At 1 Jan 2024					527
Net change in expected credit loss provision and other movements					161
At 31 Dec 2024					688
Total provisions
At 31 Dec 2023					1,741
At 31 Dec 2024					1,724

Provisions (excluding contractual commitments)
At 1 Jan 2023	445	409	195	397	1,446
Additions	255	236	37	170	698
Amounts utilised	(288)	(231)	(69)	(68)	(656)
Unused amounts reversed	(149)	(30)	(41)	(95)	(315)
Exchange and other movements	21	(4)	8	16	41
At 31 Dec 2023	284	380	130	420	1,214
Contractual commitments[1]
At 1 Jan 2023					512
Net change in expected credit loss provision and other movements					15
At 31 Dec 2023					527
Total provisions
At 31 Dec 2022					1,958
At 31 Dec 2023					1,741
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
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 33. Further analysis of the movement in the expected credit loss provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘
table on page 192.
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
financial impact for HSBC. Based upon the information currently available, a provision was recognised in respect of one legacy case. The remaining additional tax liability subject to challenge on all legacy PIS and COFINS cases is up to $0.4bn. As at 31 December 2024, no provision has been booked for this amount.

438	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

29	Subordinated liabilities

HSBC’s subordinated liabilities
	2024	2023
	$m	$m
At amortised cost	25,958	24,954
– subordinated liabilities	25,080	23,149
– preferred securities	878	1,805
Designated at fair value (Note 25)	9,317	11,477
– subordinated liabilities	9,317	11,477
– preferred securities	—	—
At 31 Dec	35,275	36,431
Issued by HSBC subsidiaries	3,144	4,154
Issued by HSBC Holdings	32,131	32,277
Subordinated liabilities rank behind senior obligations and generally count towards the capital base of HSBC. Capital securities may be called and redeemed by HSBC subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may reset or become floating rate based on relevant market rates. On subordinated liabilities other than floating rate notes, interest is payable at fixed rates of up to 8.201%.
The balance sheet amounts disclosed in the following table are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital, principally due to regulatory amortisation and regulatory eligibility limits.

HSBC’s subordinated liabilities: subsidiaries
	2024	2023
	$m	$m
Additional tier 1 capital securities issued by HSBC subsidiaries[1]	732	1,672
Tier 2 securities issued by HSBC subsidiaries
– Tier 2 securities issued by HSBC Bank plc	715	764
– Tier 2 securities issued by The Hongkong and Shanghai Banking Corporation Limited		—
– Tier 2 securities issued by HSBC Bank USA Inc	223	223
– Tier 2 securities issued by HSBC Bank USA N.A.	1,431	1,449
Securities issued by other HSBC subsidiaries	43	46
Subordinated liabilities issued by HSBC subsidiaries at 31 Dec	3,144	4,154
1  The $900m 10.176% security issued by HSBC Capital Funding (Dollar 1) L.P. was redeemed on 31 October 2024.

HSBC Holdings’ subordinated liabilities
	2024	2023
	$m	$m
At amortised cost	23,548	24,439
Designated at fair value (Note 25)	8,314	8,449
At 31 Dec	31,862	32,888

HSBC Holdings’ subordinated liabilities in issue
	2024	2023
	$m	$m
Tier 2 securities issued by HSBC Holdings
Amounts owed to third parties	31,862	31,975
Amounts owed to HSBC undertakings[1]	—	913
Subordinated liabilities issued by HSBC Holdings at 31 Dec	31,862	32,888
1The $900m 10.176% security issued by HSBC Holdings to HSBC Capital Funding (Dollar 1) L.P. was redeemed on 31 October 2024.

HSBC Holdings plc Annual Report on Form 20-F	439
Guaranteed by HSBC Holdings or HSBC Bank plc
Capital securities guaranteed by HSBC Holdings or HSBC Bank plc were issued by the Jersey limited partnerships. The proceeds of these were lent to the respective guarantors by the limited partnerships in the form of subordinated notes. They qualified as additional tier 1 capital for
HSBC under CRR II until 31 December 2021 by virtue of the application of grandfathering provisions. The capital securities guaranteed by HSBC
Bank plc also qualified as additional tier 1 capital for HSBC Bank plc (on a solo and a consolidated basis) under CRR II until 31 December 2021 by virtue of the same grandfathering process. Since 31 December 2021, these securities have no longer qualified as regulatory capital for HSBC
Holdings or HSBC Bank plc. On 31 October 2024, the capital securities guaranteed by HSBC Holdings were redeemed.
As at 31 December 2024 the preferred securities guaranteed by HSBC Bank plc are intended to provide investors with rights to income and capital distributions, as well as distributions upon liquidation of the issuer that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of the issuer. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC Bank plc’s capital adequacy requirements, or if HSBC Bank plc has insufficient distributable reserves (as defined).
HSBC Bank plc have covenanted that, if prevented under certain circumstances from paying distributions on the preferred securities in full, they will not pay dividends or other distributions in respect of their ordinary shares, or repurchase or redeem their ordinary shares, until the distribution on the preferred securities has been paid in full.
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

30Maturity analysis of assets, liabilities and off-balance sheet commitments
The table on page 440 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
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
–Liabilities under insurance contracts included in ‘non-financial liabilities’ are irrespective of contractual maturity included in the ‘Due over 5 years’ time bucket in the maturity table provided below. An analysis of the present value of expected future cash flows of insurance contract liabilities and contractual service margin is provided on page 395. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due over 5 years’ time bucket, although such contracts are subject to surrender and transfer options by the policyholders.
–Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

440	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

HSBC

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	267,674	—	—	—	—	—	—	—	267,674
Hong Kong Government certificates of indebtedness	42,293	—	—	—	—	—	—	—	42,293
Trading assets	311,277	1,374	679	337	774	401	—	—	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,329	1,497	1,218	810	1,570	4,010	11,503	88,832	115,769
Derivatives	264,689	401	709	377	164	364	524	1,409	268,637
Loans and advances to banks	69,778	16,300	3,871	4,264	2,922	2,276	2,236	392	102,039
Loans and advances to customers	135,250	69,955	53,557	36,945	38,985	89,061	176,645	330,260	930,658
– personal	45,221	10,236	7,634	6,705	6,197	19,683	53,434	295,588	444,698
– corporate and commercial	78,170	52,618	38,440	22,858	25,292	54,832	102,637	29,102	403,949
– financial	11,859	7,101	7,483	7,382	7,496	14,546	20,574	5,570	82,011
Reverse repurchase agreements – non-trading	179,590	36,552	15,054	3,715	6,659	7,400	3,579	—	252,549
Financial investments	35,780	74,850	50,650	15,907	20,465	54,125	143,870	97,519	493,166
Assets held for sale[1]	2,711	170	215	401	711	513	2,465	19,170	26,356
Accrued income and other financial assets	94,803	6,831	4,127	648	579	498	346	1,504	109,336
Financial assets at 31 Dec 2024	1,410,174	207,930	130,080	63,404	72,829	158,648	341,168	539,086	2,923,319
Non-financial assets	—	—	—	—	—	—	—	93,729	93,729
Total assets at 31 Dec 2024	1,410,174	207,930	130,080	63,404	72,829	158,648	341,168	632,815	3,017,048
Off-balance sheet commitments received
Loan and other credit-related commitments	41,875	—	—	—	—	—	—	—	41,875
Financial liabilities
Hong Kong currency notes in circulation	42,293	—	—	—	—	—	—	—	42,293
Deposits by banks	54,714	1,595	2,227	653	3,924	507	9,919	458	73,997
Customer accounts	1,382,204	168,423	58,928	19,062	17,389	6,482	2,353	114	1,654,955
– personal	640,031	111,341	41,429	13,429	11,109	3,983	1,981	—	823,303
– corporate and commercial	564,693	45,047	14,708	3,991	4,748	1,968	332	106	635,593
– financial	177,480	12,035	2,791	1,642	1,532	531	40	8	196,059
Repurchase agreements – non-trading	168,075	10,340	1,176	450	473	171	—	195	180,880
Trading liabilities	58,069	4,933	2,873	7	100	—	—	—	65,982
Financial liabilities designated at fair value	19,037	8,732	5,890	4,765	5,600	17,013	43,274	34,416	138,727
– debt securities in issue: covered bonds	—	—	—	—	—	—	—	—	—
– debt securities in issue: unsecured	8,431	4,148	3,557	2,885	4,362	14,660	38,259	22,866	99,168
– subordinated liabilities and preferred securities	—	—	—	1,011	—	886	1,871	5,548	9,316
– other	10,606	4,584	2,333	869	1,238	1,467	3,144	6,002	30,243
Derivatives	262,928	2	6	3	1	43	192	1,273	264,448
Debt securities in issue	5,761	10,915	10,330	7,332	7,239	14,724	22,311	27,173	105,785
– covered bonds	—	—	—	—	—	—	1,253	—	1,253
– otherwise secured	511	47	67	64	61	664	520	2,236	4,170
– unsecured	5,250	10,868	10,263	7,268	7,178	14,060	20,538	24,937	100,362
Liabilities of disposal groups held for sale[2]	5,356	223	42	2	107	—	—	1,448	7,178
Accruals and other financial liabilities	99,424	11,827	5,415	1,013	1,241	902	1,489	738	122,049
Subordinated liabilities	—	—	1,719	16	—	—	861	23,362	25,958
Total financial liabilities at 31 Dec 2024	2,097,861	216,990	88,606	33,303	36,074	39,842	80,399	89,177	2,682,252
Non-financial liabilities	—	—	—	—	—	—	—	142,523	142,523
Total liabilities at 31 Dec 2024	2,097,861	216,990	88,606	33,303	36,074	39,842	80,399	231,700	2,824,775
Off-balance sheet commitments given
Loan and other credit-related commitments	861,181	74	12	85	49	6	57	114	861,578
– personal	253,522	—	—	—	—	—	—	—	253,522
– corporate and commercial	460,762	74	12	85	49	6	57	114	461,159
– financial	146,897	—	—	—	—	—	—	—	146,897

HSBC Holdings plc Annual Report on Form 20-F	441

Maturity analysis of assets, liabilities and off-balance sheet commitments (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	285,868	—	—	—	—	—	—	—	285,868
Hong Kong Government certificates of indebtedness	42,024	—	—	—	—	—	—	—	42,024
Trading assets	284,865	2,010	637	363	555	165	564	—	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	5,530	697	821	753	581	4,839	11,917	85,505	110,643
Derivatives	227,343	138	134	71	35	383	570	1,040	229,714
Loans and advances to banks	76,524	18,662	6,487	2,689	3,281	2,756	2,328	175	112,902
Loans and advances to customers	142,803	66,425	52,218	40,135	36,323	94,206	175,381	331,044	938,535
– personal	44,105	9,558	6,960	6,422	6,127	19,606	54,365	297,512	444,655
– corporate and commercial	83,281	50,268	38,250	24,685	24,566	61,612	106,598	30,592	419,852
– financial	15,417	6,599	7,008	9,028	5,630	12,988	14,418	2,940	74,028
Reverse repurchase agreements – non-trading	164,826	43,893	23,840	6,708	5,126	6,113	1,711	—	252,217
Financial investments	48,969	69,816	44,493	16,348	18,603	46,124	106,117	92,293	442,763
Assets held for sale[1]	39,882	2,929	7,041	4,176	3,261	17,085	33,015	7,943	115,332
Accrued income and other financial assets	114,480	6,574	4,404	550	698	220	764	1,513	129,203
Financial assets at 31 Dec 2023	1,433,114	211,144	140,075	71,793	68,463	171,891	332,367	519,513	2,948,360
Non-financial assets	—	—	—	—	—	—	—	90,317	90,317
Total assets at 31 Dec 2023	1,433,114	211,144	140,075	71,793	68,463	171,891	332,367	609,830	3,038,677
Off-balance sheet commitments received
Loan and other credit-related commitments	39,836	—	—	—	—	—	—	—	39,836
Financial liabilities
Hong Kong currency notes in circulation	42,024	—	—	—	—	—	—	—	42,024
Deposits by banks	52,747	2,758	2,324	381	94	1,458	13,064	337	73,163
Customer accounts	1,343,858	138,117	78,611	20,832	17,724	7,785	4,616	104	1,611,647
– personal	621,112	84,909	61,286	14,794	12,465	5,507	2,742	2	802,817
– corporate and commercial	545,207	43,562	14,525	4,605	3,393	2,165	1,527	92	615,076
– financial	177,539	9,646	2,800	1,433	1,866	113	347	10	193,754
Repurchase agreements – non-trading	158,882	10,311	1,759	300	847	1	—	—	172,100
Trading liabilities	66,548	6,302	300	—	—	—	—	—	73,150
Financial liabilities designated at fair value	22,080	8,366	7,823	7,197	6,239	16,679	39,497	33,545	141,426
– debt securities in issue: covered bonds	—	—	—	—	—	—	—	—	—
– debt securities in issue: unsecured	10,383	2,760	5,748	6,225	5,390	14,090	34,757	23,898	103,251
– subordinated liabilities and preferred securities	—	1,995	—	—	—	1,471	3,429	4,581	11,476
– other	11,697	3,611	2,075	972	849	1,118	1,311	5,066	26,699
Derivatives	233,134	113	25	9	47	73	1,223	148	234,772
Debt securities in issue	6,891	6,664	10,816	6,896	6,427	6,317	27,452	22,454	93,917
– covered bonds	—	—	—	—	—	—	1,273	—	1,273
– otherwise secured	447	44	62	58	55	188	861	1,679	3,394
– unsecured	6,444	6,620	10,754	6,838	6,372	6,129	25,318	20,775	89,250
Liabilities of disposal groups held for sale[2]	69,868	5,231	5,479	6,728	6,541	4,730	7,918	1,511	108,006
Accruals and other financial liabilities	111,559	11,827	6,007	1,205	1,414	1,053	1,491	2,137	136,693
Subordinated liabilities	—	13	—	—	—	1,790	897	22,254	24,954
Total financial liabilities at 31 Dec 2023	2,107,591	189,702	113,144	43,548	39,333	39,886	96,158	82,490	2,711,852
Non-financial liabilities	—	—	—	—	—	—	—	134,215	134,215
Total liabilities at 31 Dec 2023	2,107,591	189,702	113,144	43,548	39,333	39,886	96,158	216,705	2,846,067
Off-balance sheet commitments given
Loan and other credit-related commitments	895,140	95	126	72	171	439	807	300	897,150
– personal	256,272	21	30	46	107	279	745	192	257,692
– corporate and commercial	472,507	74	26	26	64	160	62	108	473,027
– financial	166,361	—	70	—	—	—	—	—	166,431
1Unallocated impairment losses in relation to disposal groups of $0.03bn (2023: $2.0bn) and non-financial assets of $0.9bn (2023: $0.9bn) that are presented within assets held for sale on the balance sheet have been included within non-financial assets in the table above.
2A total of $21.8bn (2023: $0.4bn) of non-financial liabilities that are presented within liabilities of disposal groups held for sale on the balance sheet have been included within non-financial liabilities in the table above.

442	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	2,548	—	—	—	—	—	—	—	2,548
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	—	—	—	—	5,835	31,547	23,904	61,286
Derivatives	2,339	—	24	—	—	243	162	286	3,054
Loans and advances to HSBC undertakings	8,500	—	120	—	13	1,640	6,739	20,665	37,677
Trading assets	709	—	—	—	—	—	—	—	709
Financial investments	6,141	4,187	—	—	—	—	—	—	10,328
Accrued income and other financial assets	2,719	856	292	203	11	—	—	—	4,081
Total financial assets at 31 Dec 2024	22,956	5,043	436	203	24	7,718	38,448	44,855	119,683
Non-financial assets	—	—	—	—	—	—	—	154,574	154,574
Total assets at 31 Dec 2024	22,956	5,043	436	203	24	7,718	38,448	199,429	274,257
Financial liabilities
Amounts owed to HSBC undertakings	—	231	—	—	—	—	—	—	231
Financial liabilities designated at fair value	—	—	—	1,012	—	3,641	16,907	20,022	41,582
– debt securities in issue	—	—	—	—	—	2,755	15,036	15,476	33,267
– subordinated liabilities and preferred securities	—	—	—	1,012	—	886	1,871	4,546	8,315
Derivatives	1,502	89	144	44	45	209	794	2,513	5,340
Debt securities in issue	—	—	—	—	—	14,897	24,395	25,028	64,320
Accruals and other financial liabilities	351	1,713	831	129	31	—	—	20	3,075
Subordinated liabilities	—	—	1,541	—	—	—	836	21,171	23,548
Total financial liabilities 31 Dec 2024	1,853	2,033	2,516	1,185	76	18,747	42,932	68,754	138,096
Non-financial liabilities	—	—	—	—	—	—	—	22	22
Total liabilities at 31 Dec 2024	1,853	2,033	2,516	1,185	76	18,747	42,932	68,776	138,118

Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	7,029	—	—	—	—	—	—	—	7,029
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	—	—	—	—	3,815	26,284	29,780	59,879
Derivatives	2,217	—	—	—	—	18	675	434	3,344
Loans and advances to HSBC undertakings	—	—	120	—	—	1,016	6,783	19,435	27,354
Financial investments	10,365	6,017	898	750	757	771	—	—	19,558
Accrued income and other financial assets	3,511	860	254	229	5	—	—	—	4,859
Total financial assets at 31 Dec 2023	23,122	6,877	1,272	979	762	5,620	33,742	49,649	122,023
Non-financial assets	—	—	—	—	—	—	—	163,146	163,146
Total assets at 31 Dec 2023	23,122	6,877	1,272	979	762	5,620	33,742	212,795	285,169
Financial liabilities
Amounts owed to HSBC undertakings	—	168	—	—	—	—	—	—	168
Financial liabilities designated at fair value	—	—	—	—	—	5,287	19,604	18,747	43,638
– debt securities in issue	—	—	—	—	—	3,816	16,175	15,198	35,189
– subordinated liabilities and preferred securities	—	—	—	—	—	1,471	3,429	3,549	8,449
Derivatives	2,452	209	7	59	75	558	1,318	1,412	6,090
Debt securities in issue	—	—	816	2,158	—	4,920	33,735	23,610	65,239
Accruals and other financial liabilities	1,437	1,599	1,049	127	34	—	—	23	4,269
Subordinated liabilities	—	1,987	—	—	—	1,600	880	19,972	24,439
Total financial liabilities at 31 Dec 2023	3,889	3,963	1,872	2,344	109	12,365	55,537	63,764	143,843
Non-financial liabilities	—	—	—	—	—	—	—	20	20
Total liabilities at 31 Dec 2023	3,889	3,963	1,872	2,344	109	12,365	55,537	63,784	143,863

HSBC Holdings plc Annual Report on Form 20-F	443
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
In addition, loan and other credit-related commitments and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Deposits by banks	54,819	1,759	7,381	11,242	511	75,712
Customer accounts	1,382,666	171,917	97,667	10,089	113	1,662,452
Repurchase agreements – non-trading	168,633	10,425	2,195	188	196	181,637
Trading liabilities	65,982	—	—	—	—	65,982
Financial liabilities designated at fair value	19,139	9,042	18,462	70,587	45,767	162,997
Derivatives	262,014	531	1,008	2,034	2,765	268,352
Debt securities in issue	5,780	11,309	27,103	45,725	32,129	122,046
Subordinated liabilities	39	120	2,959	7,373	35,512	46,003
Other financial liabilities[1]	138,319	9,754	5,421	2,206	608	156,308
	2,097,391	214,857	162,196	149,444	117,601	2,741,489
Loan and other credit-related commitments	861,193	78	146	63	98	861,578
Financial guarantees[2]	16,998	—	—	—	—	16,998
At 31 Dec 2024	2,975,582	214,935	162,342	149,507	117,699	3,620,065
Proportion of cash flows payable in period	83%	6%	4%	4%	3%

Deposits by banks	52,938	2,898	3,304	17,123	362	76,625
Customer accounts	1,345,006	141,348	119,660	13,423	109	1,619,546
Repurchase agreements – non-trading	159,264	10,457	2,996	1	—	172,718
Trading liabilities	73,150	—	—	—	—	73,150
Financial liabilities designated at fair value	22,262	9,156	26,033	63,960	44,886	166,297
Derivatives	232,598	609	1,295	2,445	2,910	239,857
Debt securities in issue	6,837	7,407	24,117	43,513	27,119	108,993
Subordinated liabilities	39	135	1,465	9,020	34,920	45,579
Other financial liabilities[1]	149,904	9,752	5,943	2,555	2,109	170,263
	2,041,998	181,762	184,813	152,040	112,415	2,673,028
Loan and other credit-related commitments	895,156	95	371	1,437	91	897,150
Financial guarantees[2]	16,966	4	39	—	—	17,009
At 31 Dec 2023	2,954,120	181,861	185,223	153,477	112,506	3,587,187
Proportion of cash flows payable in period	83%	5%	5%	4%	3%
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
HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level. During
2024, consistent with the Group’s capital plan, the Group’s material subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments from material subsidiaries. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
HSBC Holdings currently has sufficient liquidity to meet its present and forecast requirements.

444	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

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

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Amounts owed to HSBC undertakings	—	231	—	—	—	231
Financial liabilities designated at fair value	2	133	2,254	26,335	26,788	55,512
Derivatives	669	202	1,344	2,591	1,658	6,464
Debt securities in issue	—	254	1,697	47,771	29,706	79,428
Subordinated liabilities	—	105	2,627	6,794	31,773	41,299
Other financial liabilities	351	1,735	991	—	20	3,097
At 31 Dec 2024	1,022	2,660	8,913	83,491	89,945	186,031

Amounts owed to HSBC undertakings	—	168	—	—	—	168
Financial liabilities designated at fair value	23	405	1,437	31,050	25,610	58,525
Derivatives	1,244	556	1,651	2,227	726	6,404
Debt securities in issue	—	680	4,787	46,909	27,745	80,121
Subordinated liabilities	46	2,163	1,360	8,239	30,862	42,670
Other financial liabilities	1,436	1,620	1,210	—	23	4,289
At 31 Dec 2023	2,749	5,592	10,445	88,425	84,966	192,177

31Offsetting of financial assets and financial liabilities
In the offsetting of financial assets and financial liabilities, the net amount is reported in the balance sheet when the offset criteria are met. This is achieved when there is a legally enforceable right to offset the recognised amounts and there is either an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
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
been sought, or may have been unable to obtain.
For risk management purposes, the net amounts of loans and advances to customers are subject to limits, which are monitored and the relevant customer agreements are subject to review and updated, as necessary, to ensure the legal right to set off remains appropriate.

HSBC Holdings plc Annual Report on Form 20-F	445

Offsetting of financial assets and financial liabilities
	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[1]	Total
			Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments, including non-cash collateral	Cash collateral	Net amount
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Derivatives (Note 15)[2]	372,699	(112,746)	259,953	(230,133)	(22,730)	7,090	8,684	268,637
Reverse repos, stock borrowing and similar agreements classified as:[3]
– trading assets	25,077	(637)	24,440	(24,428)	(10)	2	757	25,197
– non-trading assets	386,124	(154,133)	231,991	(230,584)	(332)	1,075	20,602	252,593
Loans and advances to customers[4]	34,582	(16,540)	18,042	(15,313)	(75)	2,654	4	18,046
At 31 Dec 2024	818,482	(284,056)	534,426	(500,458)	(23,147)	10,821	30,047	564,473

Derivatives (Note 15)[2]	341,473	(116,486)	224,987	(198,743)	(22,926)	3,318	4,727	229,714
Reverse repos, stock borrowing and similar agreements classified as:[3]
– trading assets	29,152	(602)	28,550	(28,513)	(34)	3	2,633	31,183
– non-trading assets	365,922	(135,210)	230,712	(230,240)	(80)	392	21,653	252,365
Loans and advances to customers[4]	34,173	(15,792)	18,381	(15,613)	(93)	2,675	2	18,383
At 31 Dec 2023	770,720	(268,090)	502,630	(473,109)	(23,133)	6,388	29,015	531,645

Financial liabilities
Derivatives (Note 15)[2]	369,287	(112,746)	256,541	(221,232)	(30,334)	4,975	7,907	264,448
Repos, stock lending and similar agreements classified as:[3]
– trading liabilities	18,482	(157)	18,325	(18,326)	—	(1)	6	18,331
– non-trading liabilities	287,648	(154,613)	133,035	(131,719)	(164)	1,152	47,845	180,880
Customer accounts[5]	41,409	(16,540)	24,869	(15,313)	(75)	9,481	17	24,886
At 31 Dec 2024	716,826	(284,056)	432,770	(386,590)	(30,573)	15,607	55,775	488,545

Derivatives (Note 15)[2]	344,799	(116,486)	228,313	(198,640)	(23,748)	5,925	6,459	234,772
Repos, stock lending and similar agreements classified as:[3]
– trading liabilities	15,686	(172)	15,514	(15,453)	—	61	6	15,520
– non-trading liabilities	270,493	(135,640)	134,853	(134,095)	(669)	89	37,247	172,100
Customer accounts[5]	42,522	(15,792)	26,730	(15,613)	(93)	11,024	13	26,743
At 31 Dec 2023	673,500	(268,090)	405,410	(363,801)	(24,510)	17,099	43,725	449,135
1These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.
2  At 31 December 2024, the amount of cash margin received that had been offset against the gross derivatives assets was $5,303m (2023: $5,105m). The amount of cash margin paid that had been offset against the gross derivatives liabilities was $5,614m (2023: $7,142m).
3For the amount of repos, reverse repos, stock lending, stock borrowing and similar agreements recognised on the balance sheet within ‘Trading assets’ of
$25,197m (2023: $31,183m) and ‘Trading liabilities’ of $18,331m (2023: $15,520m), see the ‘Funding sources and uses’ table on page 239.
4At 31 December 2024, the total amount of ‘Loans and advances to customers’ was $930,658m (2023: $938,535m), of which $18,042m (2023: $18,381m) was subject to offsetting.
5At 31 December 2024, the total amount of ‘Customer accounts’ was $1,654,955m (2023: $1,611,647m), of which $24,869m (2023: $26,730m) was subject to offsetting.

32	Called up share capital and other equity instruments
Called up share capital and share premium

HSBC Holdings ordinary shares of $0.50 each, issued and fully paid
	2024		2023
	Number	$m	Number	$m
At 1 Jan	19,262,728,193	9,631	20,293,607,410	10,147
Shares issued under HSBC employee share plans	10,283,430	5	10,778,479	5
Shares issued in lieu of dividends	—	—	—	—
Less: shares repurchased and cancelled	1,326,061,041	663	716,384,289	358
Less: treasury shares cancelled	—	—	325,273,407	163
At 31 Dec[1]	17,946,950,582	8,973	19,262,728,193	9,631
1All HSBC Holdings ordinary shares in issue confer identical rights, including in respect of capital, dividends and voting.

446	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

HSBC Holdings share premium
	2024	2023
	$m	$m
At 31 Dec	14,810	14,738

Total called up share capital and share premium
	2024	2023
	$m	$m
At 31 Dec	23,783	24,369
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
with the terms of the securities, if the non-transitional CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the issuance currencies of the relevant securities, subject to anti-dilution adjustments.

HSBC’s additional tier 1 capital – contingent convertible securities in issue which are accounted for in equity
Original nominal amount (LCY)		First call date	2024	2023
			$m	$m
$2,250m	6.375% Perpetual Subordinated Contingent Convertible Securities[1]	Sept 2024	—	2,250
$2,450m	6.375% Perpetual Subordinated Contingent Convertible Securities	Mar 2025	2,450	2,450
$3,000m	6.000% Perpetual Subordinated Contingent Convertible Securities	May 2027	3,000	3,000
$1,800m	6.500% Perpetual Subordinated Contingent Convertible Securities	Mar 2028	1,800	1,800
$1,500m	4.600% Perpetual Subordinated Contingent Convertible Securities[2]	Dec 2030	1,500	1,500
$1,000m	4.000% Perpetual Subordinated Contingent Convertible Securities[3]	Mar 2026	1,000	1,000
$1,000m	4.700% Perpetual Subordinated Contingent Convertible Securities[4]	Mar 2031	1,000	1,000
$2,000m	8.000% Perpetual Subordinated Contingent Convertible Securities[5]	Mar 2028	1,980	1,980
€1,250m	4.750% Perpetual Subordinated Contingent Convertible Securities	Jul 2029	1,422	1,422
£1,000m	5.875% Perpetual Subordinated Contingent Convertible Securities	Sept 2026	1,301	1,301
$1,350m	6.875% Perpetual Subordinated Contingent Convertible Securities[6]	Sept 2029	1,337	—
$1,150m	6.950% Perpetual Subordinated Contingent Convertible Securities[7]	Mar 2034	1,138	—
SGD1,500m	5.250% Perpetual Subordinated Contingent Convertible Securities[8]	Jun 2029	1,096	—
At 31 Dec			19,024	17,703
1This security was called by HSBC Holdings on 23 July 2024 and redeemed and cancelled on 17 September 2024.
2This security was issued by HSBC Holdings on 17 December 2020. The first call period commences six months prior to reset date of 17 June 2031.
3This security was issued by HSBC Holdings on 9 March 2021. The first call period commences six months prior to reset date of 9 September 2026.
4This security was issued by HSBC Holdings on 9 March 2021. The first call period commences six months prior to reset date of 9 September 2031.
5This security was issued by HSBC Holdings on 7 March 2023. The first call period commences six months prior to reset date of 7 September 2028. This security has been accounted for net of directly attributable transaction costs.
6This security was issued by HSBC Holdings on 11 September 2024. The first call period commences six months prior to reset date of 11 March 2030. This security has been accounted for net of directly attributable transaction costs.
7This security was issued by HSBC Holdings on 11 September 2024. The first call period commences six months prior to reset date of 11 September 2034. This security has been accounted for net of directly attributable transaction costs.
8This security was issued by HSBC Holdings on 14 June 2024. The first call period commences six months prior to reset date of 14 December 2039.

HSBC Holdings plc Annual Report on Form 20-F	447
Shares under option
For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Savings-Related Share Option
Plan (UK), see Note 5.

Aggregate options outstanding under these plans
31 Dec 2024			31 Dec 2023
Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price	Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price
75,335,399	2023 to 2030	£2.6270–£5.4490	83,993,678	2022 to 2029	£2.6270–5.4490
Maximum obligation to deliver HSBC Holdings ordinary shares
At 31 December 2024, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements and the
HSBC International Employee Share Purchase Plan, together with long-term incentive awards and deferred share awards granted under the
HSBC Share Plan 2011, was 209,683,768 (2023: 208,539,316). The total number of shares at 31 December 2024 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 9,305,925 (2023: 20,902,218).

33	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings[1]
	2024	2023	2024	2023
	$m	$m	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	16,998	17,009	—	—
– performance and other guarantees	92,723	94,277	7,327	7,723
– other contingent liabilities	298	636	—	—
At 31 Dec	110,019	111,922	7,327	7,723
Commitments:[2]
– documentary credits and short-term trade-related transactions	7,096	7,818	—	—
– forward asset purchases and forward deposits placed	61,017	78,535	—	—
– standby facilities, credit lines and other commitments to lend	793,465	810,797	—	—
At 31 Dec	861,578	897,150	—	—
1Guarantees by HSBC Holdings are in favour of other Group entities. These include contracts that provide protection against credit risk on a specified exposure but do not meet the definition of financial guarantees.
2Includes $619,367m of commitments at 31 December 2024 (31 December 2023: $661,015m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
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
Associates
HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $74.5bn at 31 December 2024 (2023:
$69.9bn). No matters arose where HSBC was severally liable.

448	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

34Finance lease receivables
HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.
The table below excludes finance lease receivables reclassified on the balance sheet to ‘Assets held for sale’ in accordance with IFRS 5. Net investment in finance leases of $1,595m was reclassified to ‘Assets held for sale’ in 2023 as a result of the sale of our banking business in
Canada. There was no net investment in finance leases classified as held-for-sale at 31 December 2024.

	2024			2023
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present value
	$m	$m	$m	$m	$m	$m
Lease receivables:
No later than one year	2,331	(295)	2,036	2,355	(308)	2,047
One to two years	1,787	(226)	1,561	1,954	(249)	1,705
Two to three years	1,290	(171)	1,119	1,380	(189)	1,191
Three to four years	839	(134)	705	930	(153)	777
Four to five years	766	(147)	619	593	(132)	461
Later than one year and no later than five years	4,682	(678)	4,004	4,857	(723)	4,134
Later than five years	3,518	(639)	2,879	4,116	(838)	3,278
At 31 Dec	10,531	(1,612)	8,919	11,328	(1,869)	9,459

35Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2024 (see Note 28). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
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
Trustee litigation: The Madoff Securities trustee (the ‘Trustee’) has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, the ‘Fairfield Funds’) (in liquidation) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the Fairfield
Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). Fairfield Funds’ claims against most of the HSBC companies have been dismissed, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield
Funds’ claims against HSBC Private Bank (Suisse) SA (‘PBRS’) and HSBC Securities Services Luxembourg (‘HSSL’) have not been dismissed and are ongoing before the US Bankruptcy Court for the Southern District of New York. PBRS and HSSL have appealed the decision not to dismiss them and these appeals are pending before the US Court of Appeals for the Second Circuit.
Herald Fund SPC (‘Herald’) litigation: HSSL and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the
Luxembourg District Court seeking restitution of securities and cash in the amount of $2.5bn (plus interest), or damages in the amount of
$5.6bn (plus interest). In 2013, the Luxembourg District Court dismissed Herald’s securities restitution claim and stayed the cash restitution and damages claims. In December 2024, the Luxembourg Court of Appeal reversed the Luxembourg District Court’s dismissal and determined that Herald’s claims for restitution of securities and cash were founded in principle. HSSL has appealed this decision. Herald’s claim against
HSBC Bank plc is pending.
Alpha Prime Fund Limited (‘Alpha Prime’) litigation: Various HSBC companies are defending a number of actions brought by Alpha Prime in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.

HSBC Holdings plc Annual Report on Form 20-F	449
Senator Fund SPC (‘Senator’) litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending a number of actions brought by
Senator before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
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
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021, which has been paid. In January
2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC’s findings on HSBC’s liability. In November 2024, the
General Court of the European Union rejected a separate appeal by HSBC concerning the amount of the fine. This matter is now closed.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. Two individual US dollar Libor-related actions seeking damages from HSBC for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing. Lawsuits alleging foreign exchange-
related misconduct remain pending against HSBC and other banks in courts in Brazil.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In
2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South
African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc’s application to dismiss.
Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage.
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
HSBC and other members of The London Platinum and Palladium Fixing Company Limited have been defending a class action in the US District
Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In
January 2025, the court approved a settlement reached with the plaintiffs to resolve this action. This matter is now closed.
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
proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

450	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Tax-related investigations
Since 2023, the French National Financial Prosecutor has been investigating a number of banks, including HSBC Continental Europe and the
Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HSBC Continental Europe also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. This matter is nearing conclusion. The impact on HSBC is not expected to be significant.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement remains subject to court approval. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Korean short selling indictment
In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited
(‘HBAP’) and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets
Act in connection with trades carried out between August 2021 and December 2021. In February 2025, the Korean court acquitted HBAP of all charges. The Korean Prosecutors’ Office has the right to appeal this decision. Proceedings against the individual defendants have been suspended.
First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of
California against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank (‘SVB’).
The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or
First Citizens. In July 2024, the court dismissed several of First Citizens’ claims and also dismissed certain defendants for lack of jurisdiction, but allowed limited discovery into whether some of these defendants may be subject to jurisdiction. The remaining claims are proceeding against certain defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court.
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
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the
Southern District of New York alleging anti-competitive conduct in the Mexican government bond market between 2010 and 2014 and seeking unspecified damages. In January 2025, the court denied the defendants’ motion to dismiss the plaintiffs’ third amended complaint, and this action is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group’s financial position;
however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

HSBC Holdings plc Annual Report on Form 20-F	451
36Related party transactions
Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) as defined by IAS 24, close family members of KMP and entities that are controlled or jointly controlled by KMP or their close family members. KMP are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings. These individuals also constitute ‘senior management’ for the purposes of the Hong Kong
Listing Rules. In applying IAS 24, it was determined that for this financial reporting period KMP included Directors, former Directors and senior management listed on pages 267 to 273 except for the roles of Group Chief Legal Officer, Group Head of Internal Audit, Group Chief Human
Resources Officer, Group Chief Sustainability Officer, Group Chief Communications and Brand Officer, and Group Chief People & Governance
Officer who do not meet the criteria for KMP as provided for in the standard.
Particulars of transactions with related parties are tabulated below. The disclosure of the year-end balance and the highest amounts outstanding during the year is considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.
Key Management Personnel
Details of Directors’ remuneration and interests in shares are disclosed in the ‘Directors’ remuneration report’ on pages 309 to 348.
IAS 24 ‘Related Party Disclosures’ requires the following additional information for key management compensation.

Compensation of Key Management Personnel
	2024	2023	2022
	$m	$m	$m
Short-term employee benefits	53	51	52
Post-employment benefits	1	1	1
Other long-term employee benefits	12	10	8
Share-based payments	29	29	26
Year ended 31 Dec	95	91	87

Shareholdings, options and other securities of Key Management Personnel
	2024	2023
	(000s)	(000s)
Number of options held over HSBC Holdings ordinary shares under employee share plans	20	32
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	17,455	20,409
Number of other HSBC securities held	228	228
At 31 Dec	17,703	20,669

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2024		2023
	Balance at 31 Dec	Highest amounts outstanding during year	Balance at 31 Dec	Highest amounts outstanding during year
	$m	$m	$m	$m
Key Management Personnel
Advances and credits[1]	9	12	11	16
Deposits	78	191	60	130
1Advances and credits entered into by subsidiaries of HSBC Holdings plc during 2024 with Directors and former Directors, disclosed pursuant to section 413 of the Companies Act 2006, totalled $1.3m (2023: $2.6m).
Unless previously disclosed, there were no connected transactions during the reporting period that fell outside the exemptions provided by the
Companies Act 2006, the UK Financial Conduct Authority’s Listing Rules and the Rules Governing The Listing of Securities on The Stock
Exchange of Hong Kong Limited. The transactions conducted were in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with parties of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.
Associates and joint ventures
The Group provides certain banking and financial services to associates and joint ventures including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 18.

Transactions and balances during the year with associates and joint ventures
	2024		2023
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Unsubordinated amounts due from joint ventures	104	72	98	94
Unsubordinated amounts due from associates	8,097	5,011	7,907	5,910
Amounts due to associates	2,992	1,844	3,002	1,668
Amounts due to joint ventures	101	85	95	61
Fair value of derivative assets with associates	919	763	1,514	795
Fair value of derivative liabilities with associates	3,718	2,641	4,388	2,962
Guarantees and commitments	569	577	503	331
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

452	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Post-employment benefit plans
At 31 December 2024, $3.4bn (2023: $3.1bn) of HSBC post-employment benefit plan assets were under management by HSBC companies, earning management fees of $14m in 2024 (2023: $13m). At 31 December 2024, HSBC’s post-employment benefit plans had placed deposits of $395m (2023: $402m) with its banking subsidiaries, earning interest payable to the schemes of $2m (2023: $2m). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
The combined HSBC Bank (UK) Pension Scheme enters into swap transactions with HSBC to manage inflation and interest rate sensitivity of its liabilities and selected assets. At 31 December 2024, the gross notional value of the swaps was $6.4bn (2023: $7.1bn). These swaps had a positive fair value to the scheme of $0.4bn (2023: $0.5bn); and HSBC had delivered collateral of $0.4bn (2023: $0.6bn) to the scheme in respect of these arrangements. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.
HSBC Holdings
Details of HSBC Holdings’ subsidiaries are shown in Note 38.

Transactions and balances during the year with subsidiaries
	2024		2023
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Assets
Cash and balances with HSBC undertakings	9,342	2,548	8,396	7,029
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	66,030	61,286	60,309	59,879
Derivatives	3,391	3,054	4,010	3,344
Loans and advances to HSBC undertakings	37,677	37,677	28,213	27,354
Prepayments, accrued income and other assets	7,108	4,216	7,417	5,145
Investments in subsidiaries	160,805	152,337	167,542	159,478
Total related party assets at 31 Dec	284,353	261,118	275,887	262,229
Liabilities
Amounts owed to HSBC undertakings	231	231	179	168
Derivatives	7,944	5,340	9,309	6,090
Accruals, deferred income and other liabilities	399	194	505	341
Subordinated liabilities	1,202	—	927	913
Total related party liabilities at 31 Dec	9,776	5,765	10,920	7,512
Guarantees and commitments	7,440	7,327	7,723	7,723
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
A fourth interim dividend for 2024 of $0.36 per ordinary share (a distribution of approximately $6.4bn was approved by the Directors after
31 December 2024. On 19 February 2025, HSBC Holdings announced a share buy-back to purchase its ordinary shares up to a maximum consideration of $2.0bn, which is expected to commence shortly and complete by our first quarter 2025 results announcement. On 30 January
2025, HSBC Holdings called $1,750m 2.999% fixed rate/floating rate senior unsecured and $500m floating rate senior unsecured securities.
These securities are expected to be redeemed and cancelled on 10 March 2025. On 7 February 2025, HSBC Holdings called $2,450m 6.375%
perpetual subordinated contingent convertible securities which are expected to be redeemed and cancelled on 30 March 2025. The accounts were approved by the Board of Directors on 19 February 2025 and authorised for issue.

38HSBC Holdings’ subsidiaries, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Holdings plc subsidiaries, joint ventures and associates, the registered office addresses and the effective percentages of equity owned at 31 December 2024 are disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares that are held by Group subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC unless otherwise indicated.

HSBC Holdings plc Annual Report on Form 20-F	453
Subsidiaries

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
AI Nominees (UK) One Limited	100.00		12
AI Nominees (UK) Two Limited	100.00		12
Almacenadora Banpacifico S.A. (In Liquidation)	N/A		1, 13
Assetfinance December (F) Limited	100.00		14
Assetfinance December (H) Limited	100.00		12
Assetfinance December (P) Limited	100.00		12
Assetfinance December (R) Limited	100.00		12
Assetfinance June (A) Limited	100.00		12
Assetfinance June (D) Limited	100.00		14
Assetfinance March (B) Limited	100.00		15
Assetfinance March (D) Limited	100.00		14
Assetfinance March (F) Limited	100.00		12
Assetfinance September (F) Limited	100.00		12
Assetfinance September (G) Limited	100.00		14
B&Q Financial Services Limited	100.00		12
Banco HSBC S.A.	100.00		16
Banco Nominees (Guernsey) Limited	100.00		17
Banco Nominees 2 (Guernsey) Limited	100.00		17
Banco Nominees Limited	100.00		18
Beau Soleil Limited Partnership	N/A		1, 19
Beijing HSBC Real Estate Leasing Company Limited	N/A		1, 20
Beijing Miyun HSBC Rural Bank Company Limited	100.00		11, 21
BentallGreenOak China Real Estate Investments, L.P.	N/A		1, 22
Canada Crescent Nominees (UK) Limited (In Liquidation)	100.00		23
Canada Square Nominees (UK) Limited	100.00		12
Capco/Cove, Inc.	100.00		24
Card-Flo #3, Inc.	100.00		25
CC&H Holdings LLC	N/A		1, 26
CCF & Partners Asset Management Limited	100.00	(99.99)	12
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	12
Charterhouse Management Services Limited	100.00	(99.99)	12
Charterhouse Pensions Limited	100.00		12
Chongqing Dazu HSBC Rural Bank Company Limited	100.00		11, 28
Chongqing Fengdu HSBC Rural Bank Company Limited	100.00		11, 29
Chongqing Rongchang HSBC Rural Bank Company Limited	100.00		11, 30
CI 10 LP Inc	N/A		107
COIF Nominees Limited	N/A		1, 12
Corsair IV Financial Services Capital Partners - B L.P	N/A		1, 31
D9 LP Inc	N/A		107
Dalian Pulandian HSBC Rural Bank Company Limited	100.00		11, 32
Decision One Mortgage Company, LLC	N/A		1, 33
Dempar 1	100.00	(99.99)	5, 34
Desarrollo Turistico, S.A. de C.V. (In Liquidation)	100.00	(99.99)	13
Electronic Data Process México, S.A. de C.V.	100.00		35
ERISA Actions Europe N°2	N/A		1, 175
ERISA Actions Grandes Valeurs	N/A		1, 175
ERISA Opportunities	N/A		1, 175
Eton Corporate Services Limited	100.00		17
Flandres Contentieux S.A.	100.00	(99.99)	5, 34
Foncière Elysées	100.00	(99.99)	5, 34
Fujian Yongan HSBC Rural Bank Company Limited	100.00		11, 36
Fulcher Enterprises Company Limited	100.00	(63.12)	37
Fundacion HSBC, A.C.	100.00	(99.99)	2, 9, 13

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Giller Ltd.	100.00		24
GPIF Co-Investment, LLC	N/A		1, 25
Griffin International Limited	100.00		12
Grupo Financiero HSBC, S. A. de C. V.	99.99		13
Guangdong Enping HSBC Rural Bank Company Limited	100.00		11, 38
Guangzhou HSBC Real Estate Company Ltd	100.00		11, 39
H5 LP Inc	N/A		107
H8 LP Inc	N/A		107
H9 LP Inc	N/A		107
Hang Seng (Nominee) Limited	100.00	(63.12)	37
Hang Seng Bank (China) Limited	100.00	(63.12)	11, 40
Hang Seng Bank (Trustee) Limited	100.00	(63.12)	37
Hang Seng Bank Limited	63.12		37
Hang Seng Bullion Company Limited	100.00	(63.12)	37
Hang Seng Credit Limited	100.00	(63.12)	37
Hang Seng Data Services Limited	100.00	(63.12)	37
Hang Seng Finance Limited	100.00	(63.12)	37
Hang Seng Financial Information Limited	100.00	(63.12)	37
Hang Seng Indexes (Netherlands) B.V.	N/A		1, 41
Hang Seng Indexes Company Limited	100.00	(63.12)	37
Hang Seng Insurance Company Limited	100.00	(63.12)	37
Hang Seng Investment Management Limited	100.00	(63.12)	37
Hang Seng Investment Services Limited	100.00	(63.12)	37
Hang Seng Japan Topix 100 Index ETF	66.43		19
Hang Seng Qianhai Fund Management Company Limited	70.00	(43.86)	11, 42
Hang Seng Real Estate Management Limited	100.00	(63.12)	37
Hang Seng Securities Limited	100.00	(63.12)	37
Hang Seng Security Management Limited	100.00	(63.12)	37
HASE Wealth Limited	N/A		137
Haseba Investment Company Limited	100.00	(63.12)	37
HBPH Corporation (In Dissolution)	99.99		43
HFC Bank Limited (In Liquidation)	100.00		44
High Time Investments Limited	100.00	(63.12)	37
HLF	100.00	(99.99)	5, 34
Honey Blue Enterprises Limited (亨京企業有 限公司)	100.00		19
Honey Green Enterprises Ltd.	100.00		45
Honey Grey Enterprises Limited (亨穗企業有 限公司)	100.00		19
Honey Silver Enterprises Limited	100.00		19
Household International Europe Limited (In Liquidation)	100.00		44
Household Pooling Corporation	100.00		47
Housing (USA) LLP	N/A		1, 25
HSBC (BGF) Investments Limited	100.00		12
HSBC (General Partner) Limited	100.00		3, 48
HSBC (Guernsey) GP PCC Limited	100.00		17
HSBC (Kuala Lumpur) Nominees Sdn Bhd	100.00		49
HSBC (Malaysia) Trustee Berhad	100.00		50
HSBC (Singapore) Nominees Pte Ltd	100.00		51
HSBC Actions Europe	50.66		175
HSBC Agency (India) Private Limited	100.00		52
HSBC Alternative Investments Limited	100.00		12
HSBC Amanah Malaysia Berhad	100.00		49
HSBC Americas Corporation (Delaware)	100.00		25
HSBC Asia Holdings B.V.	100.00		12
HSBC Asia Holdings Limited	100.00		3, 19
HSBC Asia Pacific Holdings (UK) Limited	100.00		6, 12
HSBC Asset Finance (UK) Limited	100.00		12
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		12
HSBC Asset Management (Fund Services UK) Limited	100.00		12

454	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Asset Management (India) Private Limited	99.99		53
HSBC Asset Management (Japan) Limited	100.00		54
HSBC Assurances Vie (France)	100.00	(99.99)	5, 55
HSBC Australia Holdings Pty Limited	100.00		6, 56
HSBC BANK (CHILE)	100.00		57
HSBC Bank (China) Company Limited	100.00		11, 58
HSBC Bank (General Partner) Limited	100.00		48
HSBC Bank (Mauritius) Limited	100.00		59
HSBC Bank (Singapore) Limited	100.00		51
HSBC Bank (Taiwan) Limited	100.00		60
HSBC Bank (Uruguay) S.A.	100.00		61
HSBC Bank (Vietnam) Ltd.	100.00		62
HSBC Bank A.S.	100.00		63
HSBC Bank Australia Limited	100.00		56
HSBC Bank Bermuda Limited	100.00		18
HSBC Bank Capital Funding (Sterling 1) LP	N/A		1, 48
HSBC Bank Egypt S.A.E	94.54		64
HSBC Bank Malaysia Berhad	100.00		4, 49
HSBC Bank Malta p.l.c.	70.03		65
HSBC Bank Middle East Limited	100.00		4, 66
HSBC Bank Middle East Limited Representative Office Morocco SARL (In Liquidation)	100.00		67
HSBC Bank Pension Trust (UK) Limited	100.00		12
HSBC Bank plc	100.00		3, 4, 12
HSBC Bank USA, National Association	100.00		4, 68
HSBC Branch Nominee (UK) Limited	100.00		14
HSBC Brasil Holding S.A.	100.00		16
HSBC Broking Forex (Asia) Limited	100.00		19
HSBC Broking Futures (Asia) Limited	100.00		19
HSBC Broking Futures (Hong Kong) Limited	100.00		19
HSBC Broking Securities (Asia) Limited	100.00		19
HSBC Broking Securities (Hong Kong) Limited	100.00		19
HSBC Broking Services (Asia) Limited	100.00		19
HSBC Capital (USA), Inc.	100.00		25
HSBC Capital Funding (Dollar 1) L.P.	N/A		1, 48
HSBC Card Services Inc.	100.00		25
HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC	100.00	(99.99)	13
HSBC Cayman Limited	100.00		69
HSBC Cayman Services Limited	100.00		69
HSBC Client Holdings Nominee (UK) Limited	100.00		12
HSBC Client Nominee (Jersey) Limited	100.00		2, 70
HSBC Climate Tech Venture Capital Fund SCSp	87.15		177
HSBC Columbia Funding, LLC	N/A		125
HSBC Continental Europe	99.99		5, 34
HSBC Corporate Advisory (Malaysia) Sdn Bhd	100.00		49
HSBC Corporate Finance (Hong Kong) Limited	100.00		19
HSBC Corporate Secretary (UK) Limited	100.00		3, 12
HSBC Corporate Services (Shanghai) Co., Ltd.	N/A		1, 71
HSBC Corporate Trustee Company (UK) Limited	100.00		12
HSBC Custody Nominees (Australia) Limited	100.00		56
HSBC Custody Services (Guernsey) Limited	100.00		17
HSBC Daisy Investments (Mauritius) Limited	100.00		72
HSBC Diversified Loan Fund General Partner Sarl	N/A		1, 73
HSBC Diversified Loan SCSp-RAIF	N/A		73

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Electronic Data Processing (Guangdong) Limited	100.00		11, 74
HSBC Electronic Data Processing (Malaysia) Sdn Bhd	100.00		75
HSBC Electronic Data Processing (Philippines), Inc.	99.99		76
HSBC Electronic Data Processing India Private Limited	100.00		77
HSBC Electronic Data Processing Lanka (Private) Limited	100.00		78
HSBC Electronic Data Service Delivery (Egypt) S.A.E	100.00		79
HSBC Equipment Finance (UK) Limited	100.00		14
HSBC Equity (UK) Limited	100.00		12
HSBC EURO Protect 80+	78.06		55
HSBC Europe B.V.	100.00		12
HSBC European Senior Direct Lending Fund 2023 RAIF SICAV-S.A.	43.00		91
HSBC Executor & Trustee Company (UK) Limited	100.00		14
HSBC Factoring (France)	100.00	(99.99)	5, 34
HSBC Finance (Netherlands)	100.00		3, 12
HSBC Finance Corporation	100.00		25
HSBC Finance Limited	100.00		12
HSBC Finance Transformation (UK) Limited	100.00		12
HSBC Financial Advisors Singapore Pte. Ltd.	100.00		2, 51
HSBC Financial Services (Lebanon) S.A.L	99.83		80
HSBC Financial Technology Venture Capital Fund SCSp	100.00		177
HSBC FinTech Services (Shanghai) Company Limited	N/A		1, 2, 81
HSBC Global Asset Management (Bermuda) Limited	100.00		4, 18
HSBC Global Asset Management (Deutschland) GmbH	100.00	(99.99)	7, 82
HSBC Global Asset Management (France)	100.00	(99.99)	5, 55
HSBC Global Asset Management (Hong Kong) Limited	100.00		83
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	84
HSBC Global Asset Management (México), S.A. de C.V., Sociedad Operadora de Fondos de Inversión, Grupo Financiero HSBC	100.00	(99.99)	13
HSBC Global Asset Management (Singapore) Limited	100.00		51
HSBC Global Asset Management (Switzerland) AG	100.00		5, 171
HSBC Global Asset Management (Taiwan) Limited	100.00		86
HSBC Global Asset Management (UK) Limited	100.00		12
HSBC Global Asset Management (USA) Inc.	100.00		87
HSBC Global Asset Management Holdings (Bahamas) Limited	100.00		88
HSBC Global Asset Management Limited	100.00		3, 12
HSBC Global Custody Nominee (UK) Limited	100.00		12
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		12
HSBC Global Funds ICAV - Digital Leaders Equity Fund	100.00		27
HSBC Global Funds ICAV - Euro Lower Carbon Government 10+ Year Bond UCITS ETF	100.00		27
HSBC Global Funds ICAV - Euro Lower Carbon Government 1-3 Year Bond UCITS ETF	100.00		27
HSBC Global Funds ICAV - Global Aggregate Bond ESG UCITS ETF	100.00		27

HSBC Holdings plc Annual Report on Form 20-F	455

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Global Funds ICAV - Global Equity Index Fund -ACEUR	N/A		1, 176
HSBC Global Funds ICAV - Japan Equity Index Fund	99.77		105
HSBC Global Infrastructure Debt Fund Feeder SCA SICAV-RAIF- Global Infrastructure Debt EUR	N/A		1, 91
HSBC GLOBAL INVESTMENT FUNDS - ASIA ESG BOND	93.03		129
HSBC Global Investment Funds – ESG Short Duration Credit Bond	74.22		129
HSBC GLOBAL INVESTMENT FUNDS - GLOBAL EMERGING MARKETS EQUITY	56.47		129
HSBC Global Investment Funds - Strategic Duration and Income Bond	100.00		129
HSBC Global Multi-asset Seeding course (Stable Type)	67.39		54
HSBC Global Services (Canada) Limited	100.00		89
HSBC Global Services (China) Holdings Limited	100.00		12
HSBC Global Services (Hong Kong) Limited	100.00		19
HSBC Global Services (UK) Limited	100.00		12
HSBC Global Services Limited	100.00		3, 12
HSBC Global Transition Infrastructure Debt Fund RAIF SICAV-S.A.	31.00		91
HSBC Group Management Services Limited	100.00		12
HSBC Group Nominees UK Limited	100.00		3, 12
HSBC Holdings B.V.	100.00		12
HSBC Horizon 2034 2036 A 3D	76.72		175
HSBC India Small Cap Equity Fund (QII）	40.38		54
HSBC Infrastructure Debt GP 1 S.à r.l.	N/A		1, 91
HSBC Infrastructure Debt GP 2 S.à r.l.	N/A		1, 91
HSBC Innovation Bank Limited	100.00		92
HSBC INSN (Non Operating) Pte. Ltd. (In Liquidation)	100.00		51
HSBC Institutional Trust Services (Asia) Limited	100.00		19
HSBC Institutional Trust Services (Bermuda) Limited	100.00		18
HSBC Institutional Trust Services (Mauritius) Limited	100.00		93
HSBC Institutional Trust Services (Singapore) Limited	100.00		51
HSBC Insurance (Asia) Limited	100.00		95
HSBC Insurance (Asia-Pacific) Holdings Limited	100.00		83
HSBC Insurance (Bermuda) Limited	100.00		96
HSBC Insurance Agency (USA) Inc.	100.00		97
HSBC Insurance Brokerage Company Limited	N/A		1,2, 98
HSBC Insurance Brokers Greater China Limited	100.00		83
HSBC Insurance SAC 1 (Bermuda) Limited	100.00		18
HSBC Insurance SAC 2 (Bermuda) Limited	100.00		18
HSBC Insurance Services Holdings Limited (In Liquidation)	100.00		23
HSBC International Finance Corporation (Delaware)	100.00		100
HSBC International Trustee (BVI) Limited	100.00		10, 101
HSBC International Trustee (Holdings) Pte. Limited	100.00		51
HSBC International Trustee Limited	100.00		102
HSBC Inversiones S.A.	100.00		57
HSBC InvestDirect (India) Private Limited	99.99		53
HSBC InvestDirect Financial Services (India) Limited	99.99		53
HSBC InvestDirect Sales & Marketing (India) Private Limited	98.99	(98.98)	103
HSBC InvestDirect Securities (India) Private Limited	99.99		53

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Investment and Insurance Brokerage, Philippines Inc.	99.99		104
HSBC Investment Bank Holdings B.V.	100.00		12
HSBC Investment Bank Holdings Limited	100.00		12
HSBC Investment Company Limited	100.00		3, 12
HSBC Investment Funds (Hong Kong) Limited	100.00		83
HSBC Investment Funds (Luxembourg) SA	100.00		105
HSBC Invoice Finance (UK) Limited	100.00		14
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		12
HSBC Latin America B.V.	100.00		12
HSBC Latin America Holdings (UK) Limited	100.00		3, 12
HSBC Leasing (Asia) Limited	100.00		19
HSBC Legacy Partnership Limited	100.00		12
HSBC Life (Bermuda) Limited	100.00		18
HSBC Life (Cornell Centre) Limited	100.00		95
HSBC Life (Edwick Centre) Limited	100.00		95
HSBC Life (International) Limited	100.00		18
HSBC Life (Property) Limited	100.00		95
HSBC Life (Singapore) Pte. Ltd.	100.00		51
HSBC Life (Tsing Yi Industrial) Limited	100.00		95
HSBC Life (UK) Limited	100.00		12
HSBC Life (Workshop) Limited	100.00		95
HSBC Life Assurance (Malta) Ltd.	100.00	(70.03)	84
HSBC Life Insurance Company Limited	100.00		11, 106
HSBC LU Nominees Limited	100.00		12
HSBC Management (Guernsey) Limited	100.00		107
HSBC Markets (USA) Inc.	100.00		25
HSBC Marking Name Nominee (UK) Limited	100.00		12
HSBC Master Trust Trustee Limited (In Liquidation)	100.00		23
HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC	99.99		13
HSBC Middle East Asset CO. LLC	100.00		108
HSBC Middle East Holdings B.V.	100.00		3, 4, 66
HSBC Middle East Leasing Partnership	N/A		1, 109
HSBC Middle East Securities L.L.C	100.00		110
HSBC Mix Dynamique	58.13		55
HSBC Mortgage Corporation (USA)	100.00		25
HSBC Multi-Asset Style Factors S	N/A		1, 175
HSBC Nominees (Asing) Sdn Bhd	100.00		49
HSBC Nominees (Hong Kong) Limited	100.00		19
HSBC Nominees (New Zealand) Limited	100.00		111
HSBC Nominees (Tempatan) Sdn Bhd	100.00		49
HSBC North America Holdings Inc.	100.00		4, 25
HSBC Operational Services GmbH	100.00	(99.99)	7, 82
HSBC Overseas Holdings (UK) Limited	100.00		3, 12
HSBC Overseas Investments Corporation (New York)	100.00		112
HSBC Overseas Nominee (UK) Limited	100.00		12
HSBC PB Corporate Services 1 Limited	100.00		113
HSBC PB Services (Suisse) SA	100.00		114
HSBC Pension Trust (Ireland) DAC	100.00		115
HSBC Pensiones, S.A. (In Liquidation)	100.00	(99.99)	13
HSBC PI Holdings (Mauritius) Limited	100.00		116
HSBC Portfolios – World Selection 5 (Part ACHEUR)	N/A		1, 105
HSBC Portfoy Yonetimi A.S.	100.00		117
HSBC Preferential LP (UK)	100.00		12
HSBC Private Bank (Luxembourg) S.A.	100.00	(99.99)	105
HSBC Private Bank (Suisse) SA	100.00		114
HSBC Private Bank (UK) Limited	100.00		12
HSBC Private Banking Holdings (Suisse) SA	100.00		114
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		113
HSBC Private Equity Investments (UK) Limited	100.00		12
HSBC Private Markets Management SARL	N/A		1, 2, 118

456	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Private Trustee (Hong Kong) Limited	100.00		19
HSBC Professional Services (India) Private Limited	100.00		119
HSBC Property (UK) Limited	100.00		12
HSBC Property Funds (Holding) Limited	100.00		12
HSBC Provident Fund Trustee (Hong Kong) Limited	100.00		19
HSBC Qianhai Securities Limited	90.00		11, 120
HSBC RCF Partnership Fund RAIF SICAV-S.A.	11.00		175
HSBC Real Estate Leasing (France)	100.00	(99.99)	5, 34
HSBC REGIO Fund General Partner S.à r.l.	100.00		91
HSBC REIM (France)	100.00	(99.99)	5, 55
HSBC Responsible Investment Funds - SRI Balanced	64.14		55
HSBC Responsible Investment Funds - SRI Dynamic	72.79		55
HSBC Resposible Investment Funds - SRI Global Equity A	N/A		1, 175
HSBC Retirement Benefits Trustee (UK) Limited	100.00		3, 12
HSBC Retirement Services Limited (In Liquidation)	100.00		23
HSBC Saudi Arabia, Closed Joint Stock Company	100.00	(66.19)	121
HSBC Securities (Egypt) S.A.E. (In Liquidation)	100.00	(94.65)	122
HSBC Securities (Japan) Co., Ltd.	100.00		54
HSBC Securities (Singapore) Pte Limited	100.00		51
HSBC Securities (South Africa) (Pty) Limited	100.00		123
HSBC Securities (Taiwan) Corporation Limited	100.00		60
HSBC Securities (USA) Inc.	100.00		25
HSBC Securities and Capital Markets (India) Private Limited	99.99		6, 103
HSBC Securities Brokers (Asia) Limited	100.00		19
HSBC Securities Investments (Asia) Limited	100.00		19
HSBC Securities Services (Bermuda) Limited	100.00		18
HSBC Securities Services (Guernsey) Limited	100.00		17
HSBC Securities Services (Ireland) DAC	100.00		115
HSBC Securities Services (Luxembourg) S.A.	100.00		105
HSBC Securities Services Holdings (Ireland) DAC	100.00		115
HSBC Securities Services Nominees Limited	100.00		19
HSBC Seguros, S.A de C.V., Grupo Financiero HSBC	100.00	(99.99)	13
HSBC Select Dynamic	80.59		55
HSBC Select Equity	86.38		55
HSBC Select Flexible	63.93		55
HSBC Semfi Limited	75.00		12
HSBC Senior UK Direct Lending 2020 RAIF SICAV-S.A	N/A		91
HSBC Senior UK Direct Lending Fund II RAIF SICAV-S.A.	72.46		91
HSBC Service Company Germany GmbH	100.00	(99.99)	7, 82
HSBC Service Delivery (Polska) Sp. z o.o.	100.00		124
HSBC Services (France)	100.00	(99.99)	5, 34
HSBC Services Japan Limited	100.00		88
HSBC Services USA Inc.	100.00		125
HSBC Servicios Financieros, S.A. de C.V	100.00	(99.99)	13
HSBC Servicios, S.A. DE C.V., Grupo Financiero HSBC	100.00	(99.99)	13
HSBC SFT (C.I.) Limited	100.00		17
HSBC Singapore Dollar Liquidity Fund	76.37		51
HSBC Small Cap France	52.70		55
HSBC Software Development (Guangdong) Limited	100.00		11, 126
HSBC Software Development (India) Private Limited	100.00		127

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Software Development (Malaysia) Sdn Bhd	100.00		75
HSBC Specialist Investments Limited	100.00		6, 12
HSBC Technology & Services (China) Limited (In Liquidation)	N/A		1, 128
HSBC Technology & Services (USA) Inc.	100.00		25
HSBC Transaction Services GmbH	100.00	(99.99)	7, 82
HSBC Trinkaus & Burkhardt (International) S.A.	100.00	(99.99)	129
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00	(99.99)	82
HSBC Trinkaus & Burkhardt GmbH	100.00	(99.99)	7, 82
HSBC Trinkaus Family Office GmbH	100.00	(99.99)	7, 82
HSBC Trinkaus Real Estate GmbH	100.00	(99.99)	7, 82
HSBC Trust Company (Delaware), National Association	100.00		100
HSBC Trust Company (UK) Limited	100.00		12
HSBC Trustee (C.I.) Limited	100.00		113
HSBC Trustee (Cayman) Limited	100.00		69
HSBC Trustee (Guernsey) Limited	100.00		17
HSBC Trustee (Hong Kong) Limited	100.00		19
HSBC Trustee (Singapore) Limited	100.00		51
HSBC Trustees (India) Private Limited	99.99		103
HSBC UK Bank plc	100.00		3, 14
HSBC UK Client Nominee Limited	100.00		14
HSBC UK Covered Bonds LLP	N/A		1, 14
HSBC UK Societal Projects Limited	N/A		1, 14
HSBC USA Inc.	100.00		4, 112
HSBC Ventures USA Inc.	100.00		25
HSBC Violet Investments (Mauritius) Limited	100.00		72
HSBC Wealth Client Nominee Limited	100.00		14
HSBC World Equity Protect 80	98.87		55
HSBC Yatirim Menkul Degerler A.S.	100.00		63
HSI Asset Securitization Corporation	100.00		25
HSI International Limited	100.00	(63.12)	37
HSIL Investments Limited	100.00		12
Hubei Macheng HSBC Rural Bank Company Limited	100.00		11, 131
Hubei Suizhou Cengdu HSBC Rural Bank Company Limited	100.00		11, 132
Hubei Tianmen HSBC Rural Bank Company Limited	100.00		11, 133
Hunan Pingjiang HSBC Rural Bank Company Limited	100.00		11, 134
I3 LP Inc.	N/A		107
Imenson Limited	100.00	(63.12)	37
INHK PC LP Inc	100.00		17
INHK PE LP Inc	100.00		17
Inmobiliaria Bisa, S.A. de C.V.	99.99		13
Inmobiliaria Grufin, S.A. de C.V.	100.00	(99.99)	13
Inmobiliaria Guatusi, S.A. de C.V.	100.00	(99.99)	13
Internationale Kapitalanlagegesellschaft mit beschränkter Haftung	100.00	(99.99)	82
J6 LP Inc	N/A		107
James Capel (Nominees) Limited	100.00		12
James Capel (Taiwan) Nominees Limited	100.00		12
Keyser Ullmann Limited	100.00	(99.99)	12
L1 LP Inc	N/A		107
Lion Corporate Services Limited	100.00		19
Lion International Corporate Services Limited	100.00		135
Lion International Management Limited	100.00		135
Lion Management (Hong Kong) Limited	100.00		19
Lyndholme Limited	100.00		19
Marks and Spencer Financial Services plc	100.00		136
Marks and Spencer Unit Trust Management Limited	100.00		136
Midcorp Limited	100.00		12
Midland Bank (Branch Nominees) Limited	100.00		14

HSBC Holdings plc Annual Report on Form 20-F	457

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Midland Nominees Limited	100.00		14
MP Payments Group Limited	100.00		12
MP Payments Middle East AE L.L.C.	100.00		137
MP Payments Netherlands B.V.	100.00		138
MP Payments Operations Limited	100.00		12
MP Payments Singapore Pte. Ltd.	100.00		51
MP Payments UK Limited	100.00		12
P2 LP Inc	N/A		107
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		12
PT Bank HSBC Indonesia	98.94		139
PT HSBC Sekuritas Indonesia	85.00		140
R/CLIP Corp.	100.00		25
Real Estate Collateral Management Company	100.00		25
Red Hexagon Energy Transition Asia GP S.à r.l.	100.00		2, 91
Republic Nominees Limited	100.00		17
RLUKREF Nominees (UK) One Limited	100.00		12
RLUKREF Nominees (UK) Two Limited	100.00		12
S.A.P.C. - Ufipro Recouvrement	99.99		9, 34
Saf Baiyun	100.00	(99.99)	5, 34
Saf Guangzhou	100.00	(99.99)	5, 34
SCI HSBC Assurances Immo	100.00	(99.99)	9, 55
SCPI Elysees Grand Large	98.50		175
Select INKA	N/A		1, 82
Serai Limited	100.00		19
SFM	100.00	(99.99)	5, 34
SFSS Nominees (Pty) Limited	100.00		123
Shandong Rongcheng HSBC Rural Bank Company Limited	100.00		11, 141
Shenzhen HSBC Development Company Ltd	100.00		11, 142
Sico Limited	100.00		143
SilkRoad Fund Management S.à.r.l	100.00		2, 144
Silkroad GP II Limited	100.00		2, 145
Silkroad GP II S.a.r.l.	100.00		2, 144
Silkroad GP Limited	100.00		2, 69
Silkroad GP SC S.a r.l	100.00		2, 146
Silkroad Property Partners K.K. (In Liquidation)	100.00		147
Silkroad Property Partners Limited	100.00		148
Silkroad Property Partners Management Consultancy Limited	N/A		1, 149
Silkroad Property Partners PTE. LTD.	100.00		150
SNC Les Oliviers D'Antibes	60.00	(59.99)	9, 55
SNCB/M6-2007 A	100.00	(99.99)	2, 5, 34
SNCB/M6-2007 B	100.00	(99.99)	2, 5, 34
SNCB/M6-2008 A	100.00	(99.99)	2, 5, 34
Société Française et Suisse	100.00	(99.99)	5, 34
Somers Dublin DAC	100.00	(99.99)	115
Somers Nominees (Far East) Limited	100.00		18
Sopingest	100.00	(99.99)	5, 34
South Yorkshire Light Rail Limited	100.00		12
St Cross Trustees Limited	100.00		14
Sun Hung Kai Development (Lujiazui III) Limited	100.00		11, 151
The Hongkong and Shanghai Banking Corporation Limited	100.00		19
Tooley Street View Limited	100.00		3, 12
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00	(99.99)	7, 82
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00	(99.99)	7, 82
Trinkaus Immobilien-Fonds Verwaltungs- GmbH	100.00	(99.99)	7, 82
Trinkaus Private Equity Management GmbH	100.00	(99.99)	7, 82
Trinkaus Private Equity Verwaltungs GmbH	100.00	(99.99)	7, 82
Turnsonic (Nominees) Limited	100.00		14
Valeurs Mobilières Elysées	100.00	(99.99)	5, 34

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
W4 LP Inc	N/A		107
WARDLEY LIMITED	100.00		19
Wayfoong Nominees Limited	100.00		19
Westminster House, LLC	N/A		1, 25
Woodex Limited	100.00		18
Yan Nin Development Company Limited	100.00	(63.12)	37
Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint ventures	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Climate Asset Management Limited	N/A		1,2, 152
Global Payments Technology México, S.A. de C.V.	50.00	(49.99)	2, 153
MK HoldCo Limited	50.32		2, 154
Pentagreen Capital Pte. Ltd	50.00		155
ProServe Bermuda Limited	50.00		156
The London Silver Market Fixing Limited	N/A		1,2, 157
Vaultex UK Limited	50.00		158
Non-Profit Foundation
The undertakings below are Non-Profit Foundation.

Non-Profit Foundation	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
HSBC Philanthropy Foundation Beijing	N/A	1, 175

458	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Bank of Communications Co., Ltd.	19.03		2, 159
Barrowgate Limited	24.64	(15.53)	160
BGF Group plc	24.62		161
Bud Financial Limited	4.50		4, 162
CANARA HSBC LIFE INSURANCE COMPANY LIMITED	26.00		163
Divido Financial Services Limited (In Administration)	7.85		164
Electronic Payment Services Company (Hong Kong) Limited	38.69		2, 19
Episode Six Inc.	5.69		4, 165
EPS Company (Hong Kong) Limited	38.69		19
HQLAX S.à r.l.	6.10		4, 90
HSBC Jintrust Fund Management Company Limited	49.00		2, 11, 166
HSBC UK Covered Bonds (LM) Limited	N/A		1,2, 167
Lightico Ltd	2.80		4, 85
LiquidityMatch LLC	N/A		1, 168
London Precious Metals Clearing Limited	30.00		2, 169
Marketnode PTE. Ltd.	12.60		4, 46
MENA Infrastructure Fund (GP) Ltd	33.33		170
Quantexa Limited	9.36		4, 99
Radiant Global Investors LLC	N/A		1, 2, 172
Saudi Awwal Bank	31.00		173
The London Gold Market Fixing Limited	N/A		1, 157
Threadneedle Software Holdings Limited	7.10		4, 174
Trade Information Network Limited	12.76		152
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	N/A		182
We Trade Innovation Designated Activity Company (In Liquidation)	9.88		2, 130

Footnotes for Note 38
Description of shares
1
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

2
Management has determined that these undertakings are excluded from consolidation in the Group accounts as these entities do not meet the definition of subsidiaries in accordance with IFRS. HSBC’s consolidation policy is described in Note 1.2(a).

3	Directly held by HSBC Holdings plc
4	Preference Shares
5	Actions
6	Redeemable Preference Shares
7	GmbH Anteil
8	Nominal Shares
9	Parts
10	Non-Participating Voting
11	Registered Capital Shares

Registered offices
12	8 Canada Square, London, United Kingdom, E14 5HQ
13	Paseo de la Reforma 347 Col. Cuauhtemoc, Mexico, 06500
14	1 Centenary Square, Birmingham, United Kingdom, B1 1HQ

Registered offices
15	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP
16	1909 Avenida Presidente Juscelino Kubitschek, 19° andar, Torre Norte, São Paulo Corporate Towers, São Paulo, Brazil, 04551-903
17	Arnold House St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
18	37 Front Street, Harbourview Centre, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
19	1 Queen's Road Central, Hong Kong
20	2401-55 24/F, Office Tower Two 1 Jianguomenwai Street, Chaoyang District, Beijing, China
21	First Floor, Xinhua Bookstore Xindong Road (SE of roundabout), Miyun District, Beijing, China
22	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
23	c/o Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
24	239 Van Rensselaer Street,, Buffalo, New York, United States of America, 14210
25	c/o The Corporation Trust Company 1209 Orange Street, Wilmington, Delaware, United States of America, 19801
26	Corporation Service Company 251 Little Falls Drive, Wilmington, Delaware, United States of America, 19808
27	25/28 North Wall Quay, IFSC, Dublin 1, Leinster
28	No 1, Bei Huan East Road Dazu County, Chongqing, China
29	No 107 Ping Du Avenue (E), Sanhe Town, Fengdu County, Chongqing, China
30	No. 3, 5, 7, Haitang Erzhi Road Changyuan, Rongchang, Chongqing, China, 402460
31	c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
32	First & Second Floor No.3 Nanshan Road, Pulandian, Dalian, Liaoning, China
33	160 Mine Lake CT, Ste 200, Raleigh, North Carolina, United States of America, 27615-6417
34	38 avenue Kléber, Paris, France, 75116
35	Avenida de las Granjas 972, Building A, Floor 2, Colonia Santa Bárbara, Alcaldía Azcapotzalco, Mexico City, Mexico, 02230
36	No. 1 1211 Yanjiang Zhong Road, Yongan, Fujian, China
37	83 Des Voeux Road Central, Hong Kong
38	No. 44 Xin Ping Road Central, Encheng, Enping, Guangdong, China, 529400
39	Room 311, Cheng Hui No. 2, Nan Sha Street, Nan Sha District, Guangzhou, Guangdong, China
40	34/F, 36/F and 46/F, Hang Seng Bank Tower 1000 Lujiazui Ring Road, Pilot Free Trade Zone, Shanghai, China, 200120
41	Gustav Mahlerplein 2 1082 MA, Amsterdam, Netherlands
42	1001 T2 Office Building, Qianhai Kerry Business Center, Qianhai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen, Guangdong, China
43	Unit 1 GF The Commerical Complex Madrigal Avenue, Ayala Alabang Village, Muntinlupa City, Philippines, 1780
44	C/O Teneo Financial Advisory Limited The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
45	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110
46	1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore, 098632
47	701 S CARSON ST STE 200, Carson City, Nevada, United States of America, 89701
48	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
49	Level 21 Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
50	Level 19, Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
51	10 Marina Boulevard #48-01 Marina Bay Financial Centre, Singapore, 018983
52	52/60, M G Road Fort, Mumbai, India, 400 001

HSBC Holdings plc Annual Report on Form 20-F	459

Registered offices
53	9-11 Floors, NESCO IT Park Building No. 3 Western Express Highway, Goregaon (East), Mumbai, India, 400063
54	HSBC Building 11-1, Nihonbashi 3-chome, Chuo-ku, Tokyo, Japan, 103-0027
55	Immeuble Cœur Défense 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
56	Level 36, Tower 1, International Towers Sydney, 100 Barangaroo Avenue, Sydney, New South Wales, Australia, 2000
57	Isidora Goyenechea 2800 23rd floor, Las Condes, Santiago, Chile, 7550647
58	HSBC Building Shanghai ifc, 8 Century Avenue, Pudong, Shanghai, China, 200120
59	IconEbene, Level 5 Office 1 (West Wing), Rue de L’institut, Ebene, Mauritius
60	54F, 7 Xinyi Road Sec. 5 Xinyi district, Taipei, Taiwan
61	1266 Dr Luis Bonativa 1266 Piso 30 (Torre IV WTC), Montevideo, Uruguay, CP 11.000
62	Level 1, 2, 6 The Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh, Vietnam
63	Esentepe Mah. Büyükdere Caddesi No.128 Şişli, Istanbul, Turkiye, 34394
64	306 Corniche El Nil Street, Maadi, Cairo, Egypt
65	116 Archbishop Street, Valletta, Malta, VLT1444
66	Unit 401, Level 4 Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 30444, Dubai, United Arab Emirates
67	Majer Consulting, Office 54/44, Building A1, Residence Ryad Anfa, Boulevard Omar El Khayam, Casa Finance City (CFC), Casablanca, Morocco
68	1800 Tysons Boulevard Suite 50, Tysons, Virginia, United States of America, 22102
69	P.O. Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104
70	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
71	Room 2703, 27F, Tower A, No.8 Century Avenue, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 200120
72	c/o Rogers Capital St. Louis Business Centre, Cnr Desroches & St Louis Streets, Port Louis, Mauritius
73	49 avenue J.F. Kennedy, Luxembourg, Luxembourg, 1855
74	4-17/F, Office Tower 2 TaiKoo Hui Development, No. 381 Tian He Road, Guangzhou, Guangdong, China
75	Suite 1005, 10th Floor, Wisma Hamzah Kwong, Hing No. 1, Leboh Ampang, Kuala Lumpur, Malaysia, 50100
76	Building C-1 UP Ayala Technohub, Commonwealth Avenue,, Diliman, Quezon City, Metro Manila, Philippines
77	HSBC House Plot No.8 Survey No.64 (Part), Hightec City Layout Madhapur, Hyderabad, India, 500081
78	Mireka City 324/9 Havelock Road, Colombo 05, Sri Lanka, 00500
79	Smart Village 28th Km Cairo- Alexandria Desert Road Building, Cairo, Egypt
80	Centre Ville 1341 Building - 4th Floor Patriarche Howayek Street, PO Box Riad El Solh, Lebanon, 9597
81	Room 405 Odd House Number of 859-863, Huanhu West 1st Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 201306
82	Hansaallee 3, Düsseldorf, Germany, 40549
83	HSBC Main Building 1 Queen's Road Central, Hong Kong
84	80 Mill Street, Qormi, Malta, QRM 3101
85	121 HaHashmonaim St., Tel Aviv, Israel, 6713328
86	36F., No. 68 Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City, Taiwan, 110419
87	452 Fifth Avenue, New York, United States of America, NY10018
88	Mareva House 4 George Street, Nassau, Bahamas
89	150 King Street West, Suite 200, Toronto, Ontario, Canada, M5H 1J9
90	9 rue du Laboratoire, Grand Duchy of Luxembourg, Luxembourg, L-1911

Registered offices
91	4, rue Peternelchen, Howald, Grand Duchy of Luxembourg, Luxembourg, L-2370
92	Alphabeta 14-18 Finsbury Square, London, United Kingdom, EC2A 1BR
93	IConEbene Rue de L’institut, Ebene, Mauritius
94	Meeting Room 18.R005, 18/F Fortune Financial Center No. 5 Dongsanhuan Zhong Road, Chaoyang District, Beijing, China, 100020
95	18th Floor Tower 1, HSBC Centre 1 Sham Mong Road, Kowloon, Hong Kong
96	37 Front Street, Harbourview Center, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
97	CT Corporation System 28 Liberty Street, New York, New York, United States of America, 10005
98	Unit 201, Floor 2, Building 3 No. 12, Anxiang Street, Shunyi District, Beijing, Beijing, China
99	C/O Company Secretarial Department, 280 Bishopsgate, London, United Kingdom, EC2M 4AG
100	300 Delaware Avenue Suite 1401, Wilmington, Delaware, United States of America, 19801
101	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 916
102	Craigmuir Chambers, Road Town Tortola, British Virgin Islands, VG1110
103	52/60 M G Road Fort, Mumbai, India, 400 001
104	5/F HSBC Centre 3058 Fifth Ave West, Bonifacio Global City, Taguig City, Philippines
105	18 Boulevard de Kockelscheuer, Luxembourg, Luxembourg, 1821
106	Unit 2002 of 20/F, Unit 2101 of 21/F HSBC Building, 8 Century Avenue, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 200120
107	Arnold House St Julians Avenue, St Peter Port, Guernsey, GY1 1WA
108	HSBC Tower, Downtown Dubai, P O Box 66, Dubai, United Arab Emirates
109	Unit 401, Level 4, Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 506553, Dubai, United Arab Emirates
110	Level 16, HSBC Tower, Downtown Dubai, P.O. Box 66, Dubai, United Arab Emirates
111	HSBC Tower, Level 21, 188 Quay Street, Auckland, New Zealand, 1010
112	The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville Timonium, Maryland, United States of America, 21093
113	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT
114	9-17 Quai des Bergues, Geneva, Switzerland, 1201
115	1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland, D02 P820
116	6th floor HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
117	Esentepe Mah. Büyükdere Caddesi No.128, 34394, Şişli, Istanbul, Turkiye
118	5 rue Heienhaff, Senningerberg, Luxembourg, L-1736
119	52/60 M G Road, Fort, Mumbai, India, 400 001
120	Unit 2201, 22/F, Qianhai Chow Tai Fook Finance Tower (Phase I) No. 66 Shu Niu Avenue, Nanshan Subdistrict, the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone, the PRC, Shenzhen, China, 518054
121	HSBC Building 7267 Olaya - Al Murrooj, Riyadh, Saudi Arabia, 12283 - 2255
122	306 Corniche El Nil, HSBC Building, Maadi, Cairo, Egypt
123	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
124	Kapelanka 42A, Krakow, Poland, 30-347
125	C T Corporation System 820 Bear Tavern Road, West Trenton, New Jersey, United States of America, 08628
126	22/F, Tower 2, Taikoo Hui Building, No. 381 Tianhe Road, Tianhe District, Guangzhou, China
127	Business Bay, Wing 2 Tower B, Survey no 103, Hissa no. 2, Airport road, Yerwada, Pune, India, 411006

460	HSBC Holdings plc Annual Report on Form 20-F
Notes on the financial statements

Registered offices
128	Room 3102, L31 HSBC Building, Shanghai ifc, 8 Century Avenue, China (Shanghai) Free Trade Zone, Shanghai, China, 200120
129	16 Boulevard d'Avranches, Luxembourg, L-1160
130	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
131	No. 56 Yu Rong Street, Macheng, China, 438300
132	No. 205 Lie Shan Road Suizhou, Hubei, China
133	Building 3, Yin Zuo Di Jing Wan Tianmen New City, Tianmen, Hubei Province, China
134	RM101, 102 & 106 Sunshine Fairview, Sunshine Garden, Pedestrian Walkway, Pingjiang, China
135	Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110
136	Kings Meadow Chester Business Park, Chester, United Kingdom, CH99 9FB
137	Level 15 HSBC Tower, Downtown Dubai, Dubai, United Arab Emirates, PO Box 66
138	De Entrée 201, Amsterdam, Netherlands, 1101 HG
139	World Trade Center 3, 9th Floor, Jalan Jendral Sudirman Kaveling 29-31, Karet, Setiabudi, South Jakarta, DKI Jakarta, Indonesia, 12920
140	5th Floor, World Trade Center 1, Jl. Jend. Sudirman Kav. 29-31, Jakarta, Indonesia, 12920
141	No.198-2 Chengshan Avenue (E), Rongcheng, China, 264300
142	Room 601, 6/F Phase 1 Qianhai Chow Tai Fook Finance Tower, 66 Shuniu Avenue, Nanshan Community, Qianhai Shenzhen-Hong Kong Corporation Zone, Shenzhen, Guangdong, China
143	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 3162
144	1 Côte d'Eich, Luxembourg, 1450
145	P.O. Box 3119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, Cayman Islands, KY1 – 1205
146	17 Boulevard F.W Raiffeisen, Luxembourg, 2411
147	Tokyo Club Building 11F, 3-2-6 Kasumigaseki, Chiyoda-ku, Tokyo, Japan
148	27/F, Alexandra House, 18 Chater Road Central, Hong Kong
149	Unit 2017, Floor 20, Tower 1 No.288, Shimen 1st Road, Jing An District, Shanghai, China, 200041
150	10 Collyer Quay, #10-01 Ocean Financial Centre, Singapore, Singapore, 049315
151	RM 2112, HSBC Building, Shanghai ifc No. 8 Century Road, Pudong, Shanghai, China, 200120
152	3 More London Riverside, London, United Kingdom, SE1 2AQ

Registered offices
153	296, floor 18, office A Paseo de la Reforma, Mexico City, Mexico, 06600
154	35 Ballards Lane, London, United Kingdom, N3 1XW
155	1 Raffles Quay #23-01, Singapore, 048583
156	c/o Mayfair Corporate Services Ltd., 26 Burnaby Street, Hamilton, Bermuda, HM11
157	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX
158	All Saints Triangle Caledonian road, London, United Kingdom, N19UT
159	188 Yin Cheng Zhong Lu (Shanghai) Pilot Free Trade Zone, China
160	50/F, Lee Garden One, 33 Hysan Avenue, Hong Kong
161	13-15 York Buildings, London, United Kingdom, WC2N 6JU
162	167-169 Great Portland Street, 5th Floor, London, United Kingdom, W1W 5PF
163	8th Floor Unit No. 808-814, Ambadeep Building, Plot No. 14, Kasturba Gandhi Marg, New Delhi, India, 110001
164	C/O Interpath Ltd, 10 Fleet Place, London, United Kingdom, EC4M 7RB
165	251 Little Falls Drive, New Castle, Wilmington, United States of America, 19808
166	17F, HSBC Building, Shanghai ifc 8 Century Avenue, Pudong, Shanghai, China
167	10th Floor 5 Churchill Place, London, United Kingdom, E14 5HU
168	111 Town Square Place, Suite 840, Jersey City, New Jersey, United States of America, 07310
169	7th Floor, 62 Threadneedle Street, London, United Kingdom, EC2R 8HP
170	Unit 306,307, 308, Gate Village Building 05, Dubai International Financial Centre, Dubai, United Arab Emirates
171	Gartenstrasse 26, Zurich, Switzerland, 8002
172	4482 Deer Ridge Road, Danville, CA, Delaware, United States of America, 94506
173	7383 King Fahad Branch Rd, 2338 - Al Yasmeen Dist., Riyadh, Saudi Arabia, 13325
174	2nd Floor, Regis House, 45 King William Street, London, United Kingdom, EC4R 9AN
175	Coeur Défense - 110, esplanade du Général de Gaulle - La Défense 4 – 92400 Courbevoie
176	3 Dublin Landings, North Wall Quay, Dublin 1, Ireland
177	3, rue Jean Piret,L-2350 Luxembourg,Grand Duchy of Luxembourg

39	Non-statutory accounts
The information set out in these accounts does not constitute the Company’s statutory accounts for the years ended 31 December 2024 or
2023. Those accounts have been reported on by the Company’s auditors: their reports were unqualified and did not contain a statement under
Section 498(2) or (3) of the Companies Act 2006.
The accounts for 2023 have been delivered to the Registrar of Companies and those for 2024 will be delivered in due course.

HSBC Holdings plc Annual Report on Form 20-F	461
Shareholder information

Contents
461	Fourth interim dividend for 2024	473	Information made about the enforceability of judgments made in the US
461	Interim dividends for 2025
461	Other equity instruments	473	Exchange controls and other limitations affecting equity security
462	2024 Annual General Meeting	473	Insider trading policies and procedures
462	Earnings releases and interim results	474	Dividends on the ordinary shares of HSBC Holdings
462	Shareholder enquiries and communications	474	American Depository Shares
462	Stock symbols	474	Nature of trading market
463	Investor relations	474	Memorandum and Articles of Association
463	Where more information about HSBC is available	475	Differences in HSBC Holdings/New York Stock Exchange corporate
463	Taxation of shares and dividends	476	Glossary of accounting terms and US equivalents
465	Approach to ESG reporting	477	Reconciliations

This section gives important information for our shareholders, including contact information. It also includes an overview of key abbreviations and terminology used throughout this Form 20-F.
A glossary of terms used in the Annual Report and Accounts can be found in the Investors section of www.hsbc.com.

Fourth interim dividend for 2024
The Directors have approved a fourth interim dividend for 2024 of $0.36 per ordinary share. Information on the currencies in which shareholders may elect to have the cash dividend paid can be viewed at www.hsbc.com/investors. The interim dividend will be paid in cash. The timetable for the interim dividend is:

Announcement	19 February 2025
Shares quoted ex-dividend in London, Hong Kong and Bermuda	6 March 2025
American Depositary Shares (‘ADS’) quoted ex-dividend in New York	7 March 2025
Record date – London, Hong Kong, New York, Bermuda[1]	7 March 2025
Mailing of Annual Report and Accounts 2024 and/or Strategic Report 2024	21 March 2025
Final date for dividend election changes including Investor Centre electronic instructions and revocations of standing instructions for dividend elections	10 April 2025
Exchange rate determined for payment of dividends in pounds sterling and Hong Kong dollars	14 April 2025
Payment date	25 April 2025
1Removals to and from the Overseas Branch register of shareholders in Hong Kong or Bermuda will not be permitted on this date.

Interim dividends for 2025
As previously communicated, we established and achieved a target dividend payout ratio of 50% of earnings per ordinary share (‘EPS’) for 2023 and 2024, excluding the special dividend. EPS for this purpose excludes material notable items and related impacts. Material notable items in
2023 and 2024 included the sale of our businesses in Canada and Argentina, the sale of our retail banking operations in France, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. We also exclude HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion on 29 March 2024, as the gain on sale recognised through a combination of the consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges.
The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate. The Board has established a target dividend payout ratio of 50% for 2025, subject to meeting capital requirements.
Dividends are approved in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities. For further details on these securities, see Note 32 on the financial statements.
HSBC Holdings issued SGD1,500m 5.250% perpetual subordinated contingent convertible securities on 14 June 2024. In addition, HSBC
Holdings issued US$1,350m 6.875% and US$1,150m 6.950% perpetual subordinated contingent convertible securities on 11 September 2024.

462	HSBC Holdings plc Annual Report on Form 20-F
Additional information

2024 Annual General Meeting
With the exception of the shareholder requisitioned Resolution 17, which the Board recommended that shareholders vote against, all resolutions considered at the 2024 AGM held at 11:00am on 3 May 2024 at InterContinental London O2, 1 Waterview Drive, London SE10 0TW,
UK, were passed on a poll.

Earnings releases and interim results
First and third quarter results for 2025 will be released on 29 April 2025 and 28 October 2025, respectively. The interim results for the six months to 30 June 2025 will be issued on 30 July 2025.

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
If your shareholding is not recorded directly on the share register, it is important to remember that your main contact for all matters relating to your investment remains the registered shareholder, or custodian or broker, who administers the investment on your behalf. This is the case even if you have elected to receive information rights directly from HSBC Holdings. Any changes or queries relating to your personal details and holding (including any administration of it) should be directed to your existing contact at your investment manager or custodian or broker. HSBC
Holdings cannot guarantee dealing with matters directed to it in error.
Shareholders who wish to receive a hard copy of the Annual Report and Accounts 2024 should contact HSBC’s Registrars. Please visit
www.hsbc.com/investors/investor-contacts for further information. You can also download an online version of the report from www.hsbc.com.
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
Chinese translation
A Chinese translation of the Annual Report and Accounts 2024 will be available upon request after 21 March 2025 from the Registrars (contact details above). Please also contact the Registrars if you wish to receive Chinese translations of future documents, or if you have received a
Chinese translation of this document and do not wish to receive them in future.
《2024 年報及賬目》備有中譯本，各界人士可於2025年3月21日之後，向上列股份登記處索閱。
閣下如欲於日後收取相關文件的中譯本，或已收到本文件的中譯本但不希望繼續收取有關譯本，均請聯絡股份登記處。

Stock symbols
HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA*	New York Stock Exchange (ADS)	HSBC
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC.BH
∗ HSBC’s Primary market

HSBC Holdings plc Annual Report on Form 20-F	463
Investor relations
Enquiries relating to HSBC’s strategy or operations may be directed to:

Neil Sankoff, Global Head of Investor Relations	Yafei Tian, Head of Investor Relations, Asia-Pacific
HSBC Holdings plc	The Hongkong and Shanghai Banking
8 Canada Square	Corporation Limited
London E14 5HQ	1 Queen’s Road Central
United Kingdom	Hong Kong
Telephone: +44 (0) 20 7991 5072	Telephone: +852 2899 8909
Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk

Where more information about HSBC is available
The Annual Report and Accounts 2024 and other information on HSBC may be downloaded from HSBC’s website: www.hsbc.com.
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
HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting
Regulations 2013. The legislation requires HSBC Holdings to publish additional information in respect of the year ended 31 December 2024 by
31 December 2025. This information will be available on HSBC’s website: www.hsbc.com/tax.

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
UK resident individuals
UK resident individuals are generally entitled to a tax-free annual allowance in respect of dividends received. The amount of the allowance for the tax year beginning 6 April 2024 is £500. To the extent that dividend income received by an individual in the relevant tax year does not exceed the allowance, a nil tax rate will apply.
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

464	HSBC Holdings plc Annual Report on Form 20-F
Additional information

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
Any US federal tax advice included in the Annual Report and
Accounts 2024 is for informational purposes only. It was not intended or written to be used, and cannot be used, for the purpose of avoiding US federal tax penalties.
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
Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings does not believe that it was a passive investment company for its 2024 taxable year and does not anticipate becoming a passive foreign investment company in 2025 or the foreseeable future. Accordingly, dividends paid on the shares or ADSs generally should be eligible for qualified dividends treatment.
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
If shares are transferred to a clearance service or American
Depositary Receipt (‘ADR’) issuer (which will include a transfer of shares to the depositary) UK stamp duty and/or stamp duty reserve tax will be payable unless the transfer is, or is treated as being, in the course of a capital raising arrangement. The stamp duty or stamp duty reserve tax is generally payable on the consideration for the transfer (or, if there is no consideration in money or money’s worth, the value of the shares being transferred) and is payable at the aggregate rate of 1.5%.
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

HSBC Holdings plc Annual Report on Form 20-F	465
Approach to ESG reporting
The information set out in the ESG review on pages 39 to 82, taken together with other information relating to ESG issues included in this
Form 20-F, aims to provide key ESG information and data relevant to our operations for the year ended 31 December 2024. The data is compiled for the financial year 1 January to 31 December 2024 unless otherwise specified. Measurement techniques and
calculations are explained next to data tables where necessary. There are no significant changes from the previous reporting period in terms of scope, boundary or measurement of our reporting of ESG matters.
Where relevant, rationale is provided for any restatement of information or data that has been previously published.
How we decide what to measure
We listen to our stakeholders in a number of different ways, which we set out in more detail within the ‘ESG overview’ on page 19. We use the information they provide us to identify the issues that are most important to them and consequently also matter to our own business. Our ESG Committee and other relevant governance bodies regularly discuss the new and existing themes and issues that matter to our stakeholders. Our management team then uses this insight, alongside the framework of the ESG Guide (which refers to our obligations under the Environmental, Social and Governance
Reporting Guide contained in Appendix C2 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong
Limited), and the UKLR 6.6.6R(8) of the Financial Conduct Authority’s
(‘FCA’) Listing Rules, Sections 414CA and 414CB of the UK
Companies Act 2006, and other applicable laws and regulations to choose what we measure and publicly report in our ESG review. We will continue to develop and refine our reporting and disclosures on
ESG matters in line with feedback received from our investors and other stakeholders, and in view of our obligations under the ESG
Guide and the FCA’s Listing Rules.
Under the ESG Guide, ’materiality’ is considered to be the threshold at which ESG issues become sufficiently important to our investors and other stakeholders that they should be publicly reported. Our approach to materiality also considers disclosure standards and other applicable rules and regulations as part of our materiality assessment for specific ESG topics and relevant disclosures.
Given ongoing developments in the ESG regulatory environment across various jurisdictions in which we operate, combined with the relative immaturity of processes, systems, data quality and controls, our focus remains on supporting a globally consistent set of mandatory sustainability standards. We aim to continue to evolve our reporting to recognise market developments, such as the
International Sustainability Standards Board (‘ISSB’) or the Corporate
Sustainability Reporting Directive (‘CSRD’), and support the efforts to harmonise the disclosures. In this Form 20-F we continue to report against the core World Economic Forum (‘WEF’), Stakeholder
Capitalism Metrics and Sustainability Accounting Standards Board
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
  For further details of our material ESG topics, see ‘Engaging with our stakeholders and our material ESG topics’ on page 19.
Our reporting around ESG
We report on ESG matters throughout this Form 20-F, including the
’ESG overview’ section of the Strategic Report (pages 18 to 22), ESG review (pages 39 to 82), and the ‘Climate risk’ and ‘Insights from climate scenario analysis’ sections of the Risk review (pages 249 to
258). In addition, we have other supplementary materials, including our ESG Data Pack, which provides a more granular breakdown of
ESG information.

Detailed data	Additional reports
ESG Data Pack 2024, including SASB Index 2024 and WEF Index 2024	UK Pay Gap Report 2024 Modern Slavery and Human Trafficking Statement 2024 Green Bond Report 2024 HSBC UN Sustainable Development Goals Bond Report 2024
For further details of our supplementary materials, see our ESG reporting centre at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-
reporting-centre.
ESG Guide
We comply with the ‘comply or explain’ provisions in the ESG Guide, save for certain items, which we describe in more detail below:
–A1(b) on relevant laws/regulations relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste, and on emissions: taking into account the nature of our business, we do not believe that there are relevant laws and regulations in these areas that have
significant impacts on our operations. Nevertheless, we are fully compliant with our publication of information regarding scope 1 and 2 carbon emissions, while we only partially publish
information on scope 3 carbon emissions, as the data required for that publication is not yet fully available.
–A1.3 on total hazardous waste produced, A1.4 on total non-
hazardous waste produced: Taking into account the nature of our business, we do not consider hazardous waste to be a material issue for our stakeholders. As such, we report only on total waste produced, which includes hazardous and non-hazardous waste.
–A1.6 on handling hazardous and non-hazardous waste: Taking into account the nature of our business, we do not consider this to be a material issue for our stakeholders. Notwithstanding this, we continue to focus on the reduction and recycling of all waste.
Building on the success of our previous operational environmental strategy, we are continuing to seek to identify key opportunities where we can lessen our wider environmental impact, including waste management. For further details, please see our ESG
review on page 56.
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
This is aligned with the materiality reporting principle that is set out in the ESG Guide. See ‘How we decide what to measure’ for further information on how we determine what matters are material to our stakeholders.

466	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Task Force on Climate-related Financial Disclosures (‘TCFD’)

TCFD
As noted on page 21, we have considered our ‘comply or explain’ obligation under both UKLR 6.6.6(8) of the Financial Conduct Authority’s
(‘FCA’) Listing Rules and Sections 414CA and 414CB of the UK Companies Act 2006. We perform an assessment to ascertain the appropriate level of detail to be included in the climate-related financial disclosures that are set out in this Form 20-F, as part of considering what to measure and publicly report. Our assessment takes into account factors such as the level of our exposure to climate-related risks and opportunities, the scope and objectives of our climate-related strategy, transitional challenges, and the nature, size and complexity of our business. See ‘How we decide what to measure’ for further information.
We confirm that we have made disclosures consistent with 11 TCFD Recommendations and Recommended Disclosures, including its annexes and supplemental guidance, which we summarise in the table below:

Recommendation	Response	Disclosure location
Governance
a) Describe the Board’s oversight of climate-related risks and opportunities (Companies Act 2006 - Sections 414CA and 414CB 2A (a))
Process, frequency and training
–The Board takes overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution and associated reporting. ESG strategies were considered at eight Board meetings during the year.
Pages 72 and 283
	–Board members receive ESG-related training as part of their induction and ongoing development, and seek out further opportunities to build their skills and experience in this area.	Page 72
Sub-committee accountability, processes and frequency
–The Group Audit Committee (‘GAC’) considered ESG and climate reporting matters at six meetings during 2024.
Furthermore, as an area of expanded assurance, the GAC, supported by the executive-level ESG Committee, provided close oversight of the disclosure risks in relation to sustainability and climate reporting, amid rising stakeholder expectations. The work will continue throughout 2025 in partnership with the Sustainability Working Group.
Page 294
–The Group Risk Committee (‘GRC’) remained focused on climate risk and greenwashing risk. The GRC received reports on climate risk management and sustainability risk policies, while maintaining oversight of delivery plans and risk appetite breaches to help ensure that the Group continues to develop and maintains robust climate risk management capabilities.
Reputation risk considerations have also formed part of these discussions. It considered climate risk at four meetings in
2024.
Pages 302 and 305
–The diagram on page 72 provides an illustration of our ESG governance process, including how the Board’s strategy on climate is cascaded and implemented throughout the organisation. It identifies examples of forums that manage both climate-related opportunities and risks, along with their responsibilities and the responsible chair.
Page 72
Examples of the Board and relevant Board committees taking climate into account	–The Board has overall responsibility for ESG strategy, overseeing executive management in developing the approach, execution, and associated reporting.	Page 281
–We enhanced our ESG governance with the establishment of a new Sustainability Working Group (‘SWG’) of the HSBC
Holdings Board. This working group has an initial remit to provide oversight and guidance in relation to the Group’s sustainability activities, including the targets and timelines set out in the net zero transition plan, key sustainability risk policies and communication with key stakeholder groups.
Page 72
–In 2024, the Board oversaw the implementation of ESG strategy through regular dashboard reports and detailed updates including: review and approval of the net zero transition plan; deep dives on the sustainability execution programme; and updates on human rights.
Page 281
b) Describe management’s role in assessing and managing climate-related risks and opportunities (Companies Act 2006 - Sections 414CA and 414CB 2A (a))
Who manages climate- related risks and opportunities
–The Sustainability Working Group, established in 4Q24, oversees and provides guidance on the Group-wide medium and longer-term sustainability strategy. The ESG Committee has oversight of ESG strategy, policy, material commitments and external disclosure. It is co-chaired by the Group CEO and the Group Chief Sustainability Officer.
Page 250
–The Group Chief Risk and Compliance Officer is the senior manager responsible for the management of climate risk under the UK Senior Managers Regime, holding overall accountability for the Group’s climate risk programme.
Page 250
How management reports to the Board
–The Board delegates day-to-day management of the business and implementation of strategy to the Group CEO. During the year, the incumbent Group CEO was supported in his management of the Group by recommendations and advice from the
Group Executive Committee (’GEC’), an executive forum comprising members of senior management that include chief executive officers of the global businesses and regions, as well as functional heads.
Page 277
–During the year, the Board also oversaw the rationalisation of the ESG Committee and Sustainability Execution
Committee into a single governance body (named the ESG Committee). These Board and executive level governance forums support senior management in the operationalisation of the Group’s sustainability strategy, through the oversight of the sustainability execution programme. For further details see page 72.
Page 281
Processes used to inform management
–The Group Risk Management Meeting oversees the enterprise-wide management of all risks, including updates relating to the Group’s climate risk profile and risk appetite, top and emerging climate risks, and key climate initiatives.
Page 72
Strategy
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term (Companies Act 2006 - Sections 414CA and 414CB 2A (d))
Processes used to determine material risks and opportunities
–When assessing our long-term scenarios, climate-related losses are expected to remain minimal in the short term and likely to increase in the medium and longer time horizon, driven by the transition to a net zero economy and greater physical risk impacts.
Page 254
	–Our models continue to incorporate a range of climate-specific metrics that could potentially impact our customers, including expected production volumes, revenue, costs and capital expenditure.	Page 254
Relevant short-, medium-, and long-term time horizons
–Our annual climate risk materiality assessment helps us to understand how climate risk may impact HSBC’s risk taxonomy. The assessment considers short-term (up to 2026), medium-term (2027-2035) and long-term (2036-2050)
periods.
Page 249

HSBC Holdings plc Annual Report on Form 20-F	467
Task Force on Climate-related Financial Disclosures (‘TCFD’) continued

Recommendation	Response	Disclosure location
Transition or physical climate-related issues identified
–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between
$750bn and $1tn of sustainable finance and investment by 2030. Our Sustainable Finance and Investment Data
Dictionary 2024 includes a detailed definition of contributing activities.
Page 43
–For transition risk, we have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors. As at 31 December 2024, the overall exposure to six high transition risk sectors was 18% of total gross carrying amount of wholesale loans and advances. Our relationship managers engage with our key wholesale customers, including those in higher transition risk sectors, through a transition engagement questionnaire (‘TEQ’). In
2024, the TEQ was expanded to cover all geographies. The TEQ helps to gather information and assess our wholesale customers’ business model alignment to a net zero transition and their exposure to physical and transition risks.
Page 251
–The impact on our wholesale portfolios is demonstrated by the table on page 255 which shows the size of exposures by sector in 2024 and the cumulative change in ECL compared with a counterfactual scenario (expressed as a multiple).
The size of our exposure in each sector is represented by our exposure at default (‘EAD’) relative to one another.
Page 255
–The table on page 256 demonstrates the impact on our commercial real estate (‘CRE’) portfolio for specific markets, including the three biggest markets – Hong Kong, the UK and the US. This shows the increase in cumulative ECL over different time horizons, under each scenario, compared with a counterfactual scenario (expressed as a multiple).
Page 256
–We measure the impacts of climate and weather events on our buildings on an ongoing basis using historical, current and scenario-modelled forecast data. In 2024, there were 40 major storms that had a minor impact on three of our buildings.
Page 257
Risks and opportunities by sector and/or geography
–For transition risk, we have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors. These are automotive, chemicals, construction, contracting & building materials, metals and mining, oil and gas, and power and utilities.
Page 251
–Within our mortgage portfolios, properties or areas with potentially heightened physical risk are identified and assessed locally with exposure monitored using risk indicators. A reduction in property value, higher insurance costs and insurance availability are potential future negative financial impacts for properties with higher physical risk. Geographically, for the
UK lending balances, our highest flood risk exposures are the Greater London and South-East regions.
Page 251
–Development of clean power generation is critical to achieving net zero. We supported Abu Dhabi Future Energy
Company (Masdar) towards its equity commitments on new greenfield projects in renewable energy and energy efficiency, by acting as joint lead manager and bookrunner in raising $1bn through its second green bond issuance.
Page 44
–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between
$750bn and $1tn of sustainable finance and investment by 2030. Additional detailed information on our sustainable finance and investment progress can be found in the ESG Data Pack.
Page 43
Concentrations of credit exposure to carbon-related assets (supplemental guidance for banks)
–We report our exposure to the six high transition risk sectors in the wholesale portfolio, which are automotive, chemicals, construction, contracting & building materials, metals and mining, oil and gas, and power and utilities. For details, see the ESG Data Pack.
Page 251
–We monitor the energy performance certificate (‘EPC’) ratings of individual properties from A (highest efficiency) through to G (least efficient) as EPCs are commonly used as an indicator of transition risk in the UK mortgage book.
Page 251
Climate-related risks (transition and physical) in lending and other financial intermediary business activities (supplemental guidance for banks)	–Our material exposure to climate risk relates to wholesale and retail client financing activity within our banking portfolio.	Page 58
	–We are also exposed to climate risk in relation to asset ownership by our insurance business and employee pension plans.	Page 58
–HSBC Asset Management recognises that climate-related risks may impact the operational and financial performance of investee companies. The impact of these risks will vary depending on characteristics such as asset class, sector, business model and geography. HSBC Asset Management continues to integrate climate analysis into its actively managed product offerings and seeks to assess climate-related risks that could impact investment performance, where applicable and relevant.
Page 58
–Our relationship managers engage with our key wholesale customers, including those in higher transition risk sectors, through a transition engagement questionnaire (‘TEQ’). In 2024, the TEQ was expanded to cover all geographies. The
TEQ helps to gather information and assess our wholesale customers’ business model alignment to a net zero transition and their exposure to physical and transition risks. We use the responses to the questionnaire to risk-assess our key wholesale customers.
Page 251
–Under the Current Commitments scenario, our modelled outputs predict that ECL will not be more than 25% higher than the counterfactual scenario for any of the assessed sectors. The highest impacts are seen in the chemicals, construction and building materials, power and utilities and agriculture and soft commodities sectors. Greater climate risks would crystallise in the Below 2 Degrees scenario with its gradually increasing transition to net zero, driven by pockets of customers in higher-
emitting sectors that are continuously exposed to larger climate-related losses.
Page 255
–The UK is our largest mortgage market, and as of November 2024, made up 46.7% of our global mortgage portfolio. Our
ESG Data Pack includes our climate risk exposures for this portfolio across regions. The maturity profile of the UK mortgage book shows that the average remaining contractual term in the UK is 21.8 years. This means our strategic approach to climate risk considers both present day risk and long-term forward-looking risk, given that customers may choose to remain with us over the lifespan of the loan. For the UK mortgage book, flood data is available for 93.7% of the mortgage book of which 0.9% is at a very high risk of flooding, with 2.7% of the book at a high risk of flooding.
Page 251

468	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Task Force on Climate-related Financial Disclosures (‘TCFD’) continued
Recommendation	Response	Disclosure location
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning (Companies Act 2006 - Sections 414CA and 414CB 2A (e))
Impact on strategy, business, and financial planning	–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030.	Page 40
–Climate scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios. It is one of the key tools used to support the evaluation of portfolios in line with our net zero ambition.
Our 2024 scenarios considered the key regions in which we operate and were designed to assess the impact on our balance sheet across three distinct periods: short term up to 2026; medium term from 2027 to 2035; and long term from 2036 to
2050.
Page 253
–From a financial and capital planning perspective, we use climate scenario analysis to support the Group’s internal capital adequacy assessment process (‘ICAAP’) to understand the amount of capital the Group should hold to meet identified climate risks, including integration of climate impacts into the Group’s internal stress testing exercises.
Page 253
–We have assessed the impact of climate risk on our balance sheet and have concluded that no incremental adjustments were needed to capture climate impacts in our financial statements for the year ended 31 December 2024.
Page 41
–We have used climate scenarios to inform our organisation’s business, strategy and financial planning. In 2024, we continued to incorporate certain aspects of sustainable finance within our financial planning process.

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

Impact on products and services	–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030.	Page 43
–Thermal coal mining: In 2021, absolute on-balance sheet financed emissions decreased by 71% to 1.38 Mt CO2e relative to the re-baselined 2020 figure. In 2022, the absolute on-balance sheet financed emissions of our portfolio decreased by
69% to 1.44 Mt CO2e relative to the re-baselined 2020 figure, and they rose by 4% from 2021 to 2022. The reduction from the 2020 re-baselined figure was due to strategic decisions and temporary factors, such as low loan drawdown levels.
Page 54
Impact on supply chain and/or value chain
–In 2024 we incorporated an additional supply chain data source to complement data from CDP (formerly the Carbon
Disclosure Project). We continue to improve the measurement, quality and reporting of our supply chain emissions data to generate insights to drive targeted reduction activities.
Page 56
–Our supply chain contributes c.81% of our operational emissions and is the area in which we face the most significant decarbonisation challenge. Many suppliers are still in the early phase of their decarbonisation journey. We have stepped up targeted efforts to support decarbonisation across our supply chain.
Page 56
–We focus on building strategic partnerships that can help to create an enabling environment for mobilising finance, and support development and scaling-up of solutions for the net zero transition. In 2024 we donated approximately $9m in grant funding to help establish a portfolio of partnerships aligned to the strategic focus areas set out in our net zero transition plan: transitioning industry, catalysing the new economy, and decarbonising trade and supply chains. We are also supporting initiatives focused on driving progress on cross-cutting issues, such as nature and the just transition.
Page 45
	–As part of its stewardship activities, HSBC Asset Management engages on climate change issues with investee companies on a priority list, as defined in its Stewardship Plan.	Page 58
Impact on adaptation and mitigation activities
–In 2024 we achieved a 30.5% reduction in our energy consumption compared with 2019 (2023: 26.3%). This has been achieved through optimising the use of our real estate portfolio and carrying out a reduction in our office space and data centres. We continue to optimise our assets to ensure greater efficiency and capitalise on new energy technologies. In 2024 we increased our purchase of electricity from renewable sources to 75.4% from 58.4% in 2023. This included increasing our coverage of green tariffs in India and mainland China. Renewable electricity can help unlock our emissions reduction potential, and we aim to achieve 100% renewable electricity across our own operations by 2030.
Page 56
–This forward-looking data along with historical data helps inform real estate planning. We will continue to enhance our understanding of how extreme weather events impact our buildings portfolio as climate risk assessment tools improve and evolve. We buy insurance for property damage and business interruption and consider insurance as a loss-mitigation strategy depending on its availability and price. We regularly review and enhance our building selection process and global engineering standards and will continue to assess historical claims data to help ensure our building selection and design standards address the potential impacts of climate change.
Page 257
Impact on operations
–We measure the impacts of climate and weather events on our buildings on an ongoing basis using historical, current and scenario-modelled forecast data. In 2024, there were 40 major storms that had a minor impact on three of our buildings.
We use stress testing to evaluate the potential impact on our owned or leased premises. Our 2024 scenario stress test analysed how nine climate change-related hazards – comprising coastal flooding, fluvial flooding, pluvial flooding, soil movement due to drought, temperature extremes, water stress, wildfires, landslides and tropical cyclones – could impact
2,719 of our properties.
Page 257
Impact on investment in research and development
–Our five-year Climate Solutions Partnership with the World Resources Institute, WWF and over 50 local partners, continues to support nature-based solutions and energy transition in Asia. Since 2020, $105m in funding has been deployed to our NGO partners. The energy programmes have engaged companies across Asia to help set new standards in climate commitments for their industries and mobilised finance to support the uptake of renewables. The nature programmes supported the Asia Sustainable Palm Oil Links programme, focused on promoting sustainable palm oil production, consumption and trade across Asia, and the Nature-based Solutions Accelerator, which supported projects to reach investment readiness.
Page 45
–We are a founding funder of the Just Transition Finance Lab, hosted at the LSE’s Grantham Research Institute, which aims to accelerate solutions to achieve progress on climate and wider environmental goals through a people-centred approach. Since its launch in early 2024, the Lab has produced a range of outputs including: mapping just transition policies to a set of metrics, exploration of the role investors can play in facilitating a just transition in India, a case study of the coal-to-clean shift in Chile, and a detailed examination of the financial path to a just transition in the critical minerals sector.
Page 45

HSBC Holdings plc Annual Report on Form 20-F	469

Task Force on Climate-related Financial Disclosures (‘TCFD’) continued
Recommendation	Response	Disclosure location
Impact on acquisitions or divestments	–Our mergers and acquisitions process considers potential climate and sustainability-related targets, net zero transition plans and climate strategy, and how this relates to HSBC.	Page 249
Impact on access to capital
–We have considered the impact of climate-related issues on our businesses, strategy and financial planning. Our access to capital may be impacted by reputational concerns as a result of climate action or inaction. In addition, if we are perceived to mislead stakeholders on our business activities or if we fail to achieve our stated net zero ambitions, we could potentially face reputational damage, impacting our revenue-generating ability and our access to capital markets. We expect to make the disclosure in the medium term as more data becomes available. To manage these risks we have integrated climate risk into our existing risk taxonomy, and incorporated it within the risk management framework through the policies and controls for the existing risks where appropriate.

Transition plan to a low- carbon economy
–In 2020, we set an ambition to become a net zero bank by 2050. Since then, we have taken various actions across our organisation to support implementation as set out in our net zero transition plan. We continue to review both our transition plan and associated GHG targets to, where possible, ensure they remain consistent with assumptions used in our financial planning, including related financial approach for the implementation of the transition plan in the medium term (e.g. amount of capital and other expenditures supporting our decarbonisation strategy). The reference pathways we consider are global and we do not currently set GHG targets for individual countries or entities; however, we continue to explore the use of multiple climate-related scenarios to test achievability of the financed emissions targets and own operations ambition.

c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
(Companies Act 2006 - Sections 414CA and 414CB 2A (f))

Embedding climate into scenario analysis
–Climate scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios. It is one of the key tools used to support the evaluation of portfolios in line with our net zero ambition.
Page 253
–Our 2024 scenarios considered the key regions in which we operate and were designed to assess the impact on our balance sheet across three distinct periods: short term up to 2026; medium term from 2027 to 2035; and long term from 2036 to 2050.
Page 253
Key drivers of performance and how these have been taken into account
–The 2024 climate scenario analysis exercise was designed to examine the climate risks and vulnerabilities of corporate counterparties across high transition risk sectors under climate scenarios of varying severity. Specifically, we measured the modelled effect on our projected ECL change over the short-, medium- and long-term horizons under each scenario. This was compared to a counterfactual scenario that excludes climate change impacts to isolate the climate only changes in ECL. Our analysis shows that over the longer term, we expect minimal losses to materialise when considering the Current Commitments scenario.
Pages 255 and 255
–From a financial and capital planning perspective, we use climate scenario analysis to support the Group’s internal capital adequacy assessment process (‘ICAAP’) to understand the amount of capital the Group should hold to meet identified climate risks, including integration of climate impacts into the Group’s internal stress testing exercises.
Page 253
–Climate scenario analysis also informs strategic planning by providing insights on the size and timing of financial impacts, and IFRS 9 loss provisioning to ensure climate risks are adequately provisioned for in our balance sheet, such as expected credit losses (‘ECL’).
Page 253
Scenarios used and how they factored in government policies	–Our scenarios are: Downside Physical Risk scenario, Severe Climate Stress scenario, Current Commitments scenario, Below 2 Degrees scenario and Delayed Transition Risk scenario.	Page 253
–Our 2024 scenarios considered the key regions in which we operate and were designed to assess the impact on our balance sheet across three distinct periods: short term up to 2026; medium term from 2027 to 2035; and long term from 2036 to 2050.
Page 253
–We have chosen these scenarios to provide a holistic view that supplements the Group’s current and future strategic thinking. The 2024 climate scenarios are underpinned by well-established industry bodies such as the Network for
Greening Finance Phase IV, the Intergovernmental Panel on Climate Change (‘IPCC’) and International Energy Agency
(‘IEA’), which are further enriched for additional granularity, ensuring consistency with industry-recognised work and reflecting the latest climate policy and economic outlook.
Page 253
–The scenarios developed for climate scenario analysis are designed to examine HSBC’s financial performance and capital resilience across a wide range of potential climate outcomes. They are sufficiently diverse to enable HSBC’s key physical and transition risk vulnerabilities to be explored. To meet our global regulatory needs, we produced several climate stress tests for regulators around the world, including the Hong Kong Monetary Authority (‘HKMA’).
Page 253
How our strategies may change and adapt
–The analysis supports our approach to supporting our clients in the transition to net zero through assessing, where available, client level financial and credit risk metrics, and identifying where further analysis and climate risk focus is required.
Page 253
–In our net zero transition plan published in January 2024 we committed to continually calibrate our approach to take into consideration the latest scientific methodologies, climate-related policies and developments in the real world given that our sector portfolios reflect progress in the regional economies where we operate. See page 18 for details.
Page 40
–Our target-setting approach to date for on-balance sheet financed emissions and facilitated emissions, has been to utilise a single reference scenario – IEA’s NZE 2021 – to underpin both energy supply-related sectors (oil and gas;
power and utilities; and thermal coal mining), and our published targets for demand-side sectors in transport (aviation and automotive) and heavy industry (cement; and iron, steel and aluminium).
Page 46
–We do not currently fully disclose the impacts of transition and physical risk quantitatively, due to transitional challenges including data limitations and evolving science and methodologies. In 2024, we disclosed the potential impairment impacts for our wholesale and commercial real estate portfolios in different climate scenarios. We also disclose our exposure to flooding in our retail mortgage book for specific markets. For our wholesale book, we disclose potential implications on our expected credit losses for 11 sectors under two scenarios. These are accompanied with a heat map, illustrating how we expect the potential risks to evolve over time under a variety of scenarios.

470	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Task Force on Climate-related Financial Disclosures (‘TCFD’) continued
Recommendation	Response	Disclosure location
Risk management
a) Describe the organisation’s processes for identifying and assessing climate-related risks (Companies Act 2006 - Sections 414CA and 414CB 2A (b))
Process
–The scenarios developed for climate scenario analysis are designed to examine HSBC’s financial performance and capital resilience across a wide range of potential climate outcomes. They are sufficiently diverse to enable HSBC’s key physical and transition risk vulnerabilities to be explored. We continue to enhance our climate scenario analysis exercises so that we can have a more comprehensive understanding of climate headwinds, risks and opportunities to support our strategic planning, actions and risk management.
Page 253
–We continue to review policy implementation as we apply our sustainability risk policies in practice, and our operationalisation of such policies continues to be enhanced. We take a risk-based approach when identifying transactions and clients to which our sustainability risk policies apply and, where relevant, when reporting on relevant exposures, adopting approaches proportionate to risk and materiality.
Page 59
Integration into policies and procedures
–We continue to integrate climate risk into policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time.
Page 250
Consider climate-related risks in traditional banking industry risk categories (supplementary guidance for banks)
–We provide further details of how we have embedded the management of climate risk across key risk types, including wholesale credit risk, retail credit risk, treasury risk, traded risk, reputational risk, regulatory compliance risk, resilience risk, model risk, and financial reporting risk.
Page 251
b) Describe the organisation’s processes for managing climate-related risks (Companies Act 2006 - Sections 414CA and 414CB 2A (b))
Process and how we make decisions	–The Group Risk Management Meeting and the Group Risk Committee receive regular updates on our climate risk profile and the progress of our climate risk programme.	Page 250
–The Environmental Risk Steering Meeting (formerly the Environmental Risk Oversight Forum) provides oversight of environmental risk and the risk of greenwashing. Equivalent forums have been established at a regional level.
Page 250
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management framework  (Companies Act 2006 - Sections 414CA and 414CB 2A (c))

How we have aligned and integrated our approach	–Our climate risk approach is aligned to our Group-wide risk management framework and three lines of defence model, which sets out how we identify, assess and manage our risks.	Page 249
–We continue to develop our approach and climate risk capabilities across our businesses, by prioritising sectors, portfolios and counterparties with the highest impacts, and recognise that this is a long-term iterative process.
Page 249
	–Our annual climate risk materiality assessment helps us to understand how climate risk may impact HSBC’s risk taxonomy.	Page 249
	–In addition to this assessment, we also consider climate risk in our emerging risk reporting and scenario analysis.	Page 249
How we take into account interconnections between entities and functions	–Our climate risk approach is aligned to our Group-wide risk management framework and three lines of defence model, which sets out how we identify, assess and manage our risks.	Page 249
–Through our climate risk programme, we have made progress on embedding climate considerations throughout our organisation. We also developed risk metrics to monitor and manage exposures, and further enhanced our internal climate scenario analysis. We continue to implement our climate risk programme to complete our annual materiality assessment and make changes to our policies, processes and capabilities to better embed climate considerations throughout our organisation.
Page 147
–This includes increasing coverage and incorporating more mature data, climate analytics, frameworks and tools, and responding to emerging industry best practice and climate-related regulations. This also necessitates reflecting on how climate risk continues to evolve in the real world, and improving how we embed climate risk factors into strategic planning, transactions and decision making across our businesses.
Page 249

HSBC Holdings plc Annual Report on Form 20-F	471
Task Force on Climate-related Financial Disclosures (‘TCFD’) continued

Recommendation	Response	Disclosure location
Metrics and targets
a) Disclose the metrics used by the organisation to assess climate-related risk and opportunities in line with its strategy and risk management process
(Companies Act 2006 - Sections 414CA and 414CB 2A (h))

Metrics used to assess the impact of climate- related risks on our loan portfolio
–We have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors. As at 31 December 2024, the overall exposure to the six high transition risk sectors was 18% of total gross carrying amount of wholesale loans and advances.
Page 251
–The UK is our largest mortgage market, and as of November 2024, made up 46.7% of our global mortgage portfolio.
Our ESG Data Pack includes our climate risk exposures for this portfolio across regions. The maturity profile of the UK mortgage book shows that the average remaining contractual term in the UK is 21.8 years. However, with some customers undertaking refinancing options during this term, the average term of the mortgage can be reduced to between five and eight years. For the UK mortgage book, flood data is available for 93.7% of the mortgage book of which 0.9% is at a very high risk of flooding, with 2.7% of the book at a high risk of flooding. We monitor the energy performance certificate (‘EPC’) ratings of individual properties from A (highest efficiency) through to G (least efficient)
as EPCs are commonly used as an indicator of transition risk in the UK mortgage book.
Page 251
–We have started to enhance our approach to managing net zero alignment risk in our wholesale portfolio, through developing portfolio steering capabilities and revenue assessments. While we have made progress, further work remains, including the need to develop additional metrics and tools to measure our exposure to climate-related risks.
Page 250
Metrics used to assess progress against opportunities
–Since 1 January 2020, we have provided and facilitated a cumulative $352.5bn of sustainable finance and $41.1bn of
ESG and sustainable investing, as defined in our Sustainable Finance and Investment Data Dictionary 2024. This
included 39% where the use of proceeds was dedicated to green financing, 12% to social financing, and 15% to other sustainable financing. It also included 24% of sustainability-linked financing and 10% of net new investment flows managed and distributed on behalf of investors.
Page 43
–We do not currently fully disclose the proportion of revenue or proportion of assets, capital deployment or other business activities aligned with climate-related opportunities, including revenue from products and services designed for a low-carbon economy, forward-looking metrics consistent with our business or strategic planning time horizons.
In relation to sustainable finance revenue and assets, we are disclosing certain elements. We expect the data and system limitations related to financial planning and performance, and climate-related opportunities metrics to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented.
We expect to further enhance this disclosure in the medium term.

Board or senior management incentives
–To help us achieve our ESG ambitions, a number of measures are included in the annual incentive and long-term incentive scorecards of the Group CEO, Group CFO and Group Executives that underpin the ESG metrics in the table on page 20.
Page 20
Internal carbon price
–We do not currently disclose internal carbon prices due to transitional challenges, such as data challenges. However, we considered carbon prices as an input for our climate scenario analysis exercise. We expect to further enhance this disclosure in the medium term.

Metrics used to assess the impact of climate risk on lending and financial intermediary business (supplemental guidance for banks)
–As part of our 2024 climate scenario analysis exercise, we completed a detailed retail mortgage risk assessment for the UK, US, Singapore and Malaysia. In our 2023 exercise we also assessed Hong Kong, Australia and mainland
China. Our coverage represented 91% of the balances in our global retail mortgage portfolio, across the two exercises. For our Hong Kong portfolio, we completed a short- and long-term scenario analysis exercise during late
2023 and early 2024 at the request of the HKMA. Our analysis shows that over the longer term, we expect minimal losses to materialise when considering the Current Commitments scenario.
Page 255
–The impact on our wholesale portfolios is demonstrated by the table on page 255 which shows the size of exposures by sector in 2024 and the cumulative change in ECL compared with a counterfactual scenario (expressed as a multiple). The size of our exposure in each sector is represented by our exposure at default (‘EAD’) relative to one another.
Page 255
–We do not fully disclose metrics used to assess the impact of climate-related physical (chronic) and transition (policy and legal, technology and market) risks on retail lending, parts of wholesale lending and other financial intermediary business activities (specifically credit exposure, equity and debt holdings, or trading positions, broken down by industry, geography, credit quality and average tenor). We are aiming to develop the appropriate systems, data and processes to provide these disclosures in future years. We disclose the exposure to six, high-transition risk wholesale sectors as a proportion of total wholesale loans and advances and the flood risk exposure and Energy Performance Certificate (‘EPC’)
breakdown for the UK retail mortgage portfolio.

472	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Task Force on Climate-related Financial Disclosures (‘TCFD’) continued

Recommendation	Response	Disclosure location
b) Disclose scope 1, scope 2 and, if appropriate, scope 3 greenhouse gas emissions and the related risks (Companies Act 2006 - Sections 414CA and 414CB 2A (h))
Our own operations
–Our supply chain contributes c.81% of our operational emissions and is the area in which we face the most significant decarbonisation challenge. Many suppliers are still in the early phase of their decarbonisation journey. We have stepped up targeted efforts to support decarbonisation across our supply chain.
Page 56
–We report GHG emissions associated with the energy used in our premises and employees’ business travel and our supply chain in tonnes of CO2 equivalent. As more of our suppliers report their emissions, we should be able to include more accurate data and fewer industry averages in the calculation. We have applied a data quality score to the sources of data we used to determine counterparty emissions.
Page 57
Greenhouse gas emissions for lending and financial intermediary business (supplemental guidance for banks)
–Our analysis of financed emissions comprises ‘on-balance sheet financed emissions’ and ‘facilitated emissions’, which we distinguish where necessary in our reporting. Our on-balance sheet financed emissions include emissions related to on-balance sheet lending, such as project finance and direct lending. Our facilitated emissions include emissions related to financing we help clients to raise through capital markets activities. Our analysis covers financing from Global Banking and Markets, and Commercial Banking.
Page 46
–HSBC Asset Management recognises that climate-related risks may impact the operational and financial performance of investee companies. The impact of these risks will vary depending on characteristics such as asset class, sector, business model and geography. HSBC Asset Management continues to integrate climate analysis into its actively managed product offerings and seeks to assess climate-related risks that could impact investment performance, where applicable and relevant.
Page 58
–We currently disclose partial scope 3 greenhouse gas emissions. We currently focus on disclosing only four out of fifteen categories of scope 3 greenhouse gas emissions, including business travel, supply chain and financed emissions, following our internal materiality assessment. In relation to financed emissions, we publish on-balance sheet financed emissions for a number of sectors, covering 2.7% of our loans and advances to customers at
31 December 2023, as detailed on page 54. We also publish facilitated emissions for the oil and gas, and power and utilities sectors. Data quality of future disclosures on financed emissions and related risks are reliant on our customers publicly disclosing their greenhouse gas emissions, targets and plans, and related risks. We recognise the need to provide early transparency on climate disclosures but balance this with the recognition that existing data and reporting processes continue to require significant enhancements.

c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets (Companies Act 2006 - Sections 414CA and 414CB 2A (g))
Details of targets set and whether they are absolute or intensity based	–We aim to help our customers transition to net zero and a sustainable future by providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030.	Page 43
–We set interim 2030 financed emissions targets. However, we use different time horizons for climate risk management. For climate risk, we define short term as time periods up to 2026; medium term is between 2027 and
2035; and long term is between 2036 and 2050. For financed emissions we do not plan to set 2026 targets. In 2024, we disclose interim 2030 financed emissions targets for seven sectors comprising five on-balance sheet and two combined financed emissions targets, as we outline on page 50. We have set combined on-balance sheet financed emissions and facilitated emissions targets for two emissions-intensive sectors: oil and gas; and power and utilities;
and report the combined progress for both sectors. In 2025, we plan to review our targets to consider the latest net zero-aligned scenarios available. For further details on the restatements and targets and progress of financed emissions, see ’Our approach to emissions re-baselines and restatements’ and ‘Targets and progress’ on pages 49 and 50 respectively.

–We do not currently disclose a target for capital deployment. In relation to capital deployment, since 2015, we have issued more than $2bn of our own green bonds and structured green bonds with the capital invested into a variety of green projects, including: green buildings; and renewable energy and clean transportation projects. Following extensive internal and external review of HSBC’s green issuance framework, we published the updated HSBC Green
Financing Framework in October 2024. This Green Financing Framework forms part of our sustainability strategy and sets out our approach to allocating amounts equivalent to the net proceeds raised through certain instruments and transactions against financing for businesses and projects that meet certain eligibility criteria. See the HSBC Green
Financing Framework at www.hsbc.com/investors/fixed-income-investors/green-financing-framework for further information.

–We do not currently disclose an internal carbon pricing target due to transitional challenges, such as developing the appropriate systems and processes, but we considered carbon prices as an input for our climate scenario analysis exercise. We expect to further enhance the disclosure in the medium term as more data becomes available.

–We do not currently disclose targets used to measure and manage physical risk. This is due to transitional challenges, including the data limitations of physical risk metrics. For retail, we do not use targets to measure and manage physical risk. In 2024, we continued to use an internally developed global ‘soft trigger’ monitoring and review process for physical risk exposure where a market reaches or exceeds a set threshold, as this ensures markets are actively considering their balance sheet risk exposure to peril events. We also consider physical and transition risk as an input for our climate scenario analysis exercise. We expect to further enhance our disclosures as our data, quantitative scenario analysis, risk metrics and physical risk targets evolve, and technology solutions are implemented in the medium term.

–We have described the targets used by the organisation to manage climate-related risks and opportunities and performance against targets. However, taking into account the nature of our business, we do not consider water usage to be a material target for our business and, therefore, we have not included a target in this year’s disclosure.

Other key performance indicators used	–In 2024 we achieved a 30.5% reduction in our energy consumption compared with 2019 (2023: 26.3%).	Page 56
–In 2024 we increased our purchase of electricity from renewable sources to 75.4% from 58.4% in 2023. This included increasing our coverage of green tariffs in India and mainland China. Renewable electricity can help unlock our emissions reduction potential, and we aim to achieve 100% renewable electricity across our own operations by 2030.
Page 56

HSBC Holdings plc Annual Report on Form 20-F	473
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

Insider trading policies and
procedures
The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the
Company.

Dividends on the ordinary shares of HSBC Holdings
The HSBC Holdings dividends approved, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim	Third interim	Fourth interim[1]	Total[2]
2024[3]		$0.310	0.100	0.100	0.360	0.870
		£0.243	0.076	0.078	0.287	0.684
	HK$	2.420	0.779	0.777	2.796	6.772
2023		$0.100	0.100	0.100	0.310	0.610
		£0.079	0.080	0.080	0.248	0.487
	HK$	0.783	0.783	0.780	2.426	4.773
2022		$0.090	0.230			0.320
		£0.079	0.185			0.264
	HK$	0.706	1.804			2.510
2021		$0.070	0.180	–	–	0.250
		£0.051	0.138	–	–	0.189
	HK$	0.545	1.412	–	–	1.957
2020		$–	–	–	0.150	0.150
		£–	–	–	0.108	0.108
	HK$	–	–	–	1.165	1.165
1The fourth interim dividend for 2024 of $0.36 per ordinary share will be paid on 25 April 2025. The fourth interim dividend for 2024 has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2024.
2The above dividends approved are accounted for as disclosed in Note 8 on the Financial Statements.
3The first interim dividend for 2024 includes a special dividend of $0.21.
4The above dividend amounts for pounds sterling and Hong Kong dollars have been rounded.

474	HSBC Holdings plc Annual Report on Form 20-F
Additional information

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
The depositary has agreed to reimburse us for expenses we incur, and to pay certain out-of-pocket expenses and waive certain fees, in connection with the administration, servicing and maintenance of our
ADS programme. There are limits on the amount of expenses for which the depositary will reimburse us. During the year ended
31 December 2024, the depositary reimbursed, paid and/or waived fees and expenses totalling $1.769,264.44 in connection with the administration, servicing and maintenance of the programme.

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
As at 31 December 2024, there were a total of 165,963 holders of record of HSBC Holdings ordinary shares on the share register.
As at 31 December 2024, approximately 16.2m HSBC Holdings
ordinary shares were registered in the HSBC Holdings’ share register in the name of 13,733  holders of record with addresses in the US.
These shares represented approximately 0.09% of the total HSBC
Holdings ordinary shares in issue.
As at 31 December 2024, there were 4,475 holders of record of ADSs holding approximately 83.77m ADSs, representing approximately
418.85m HSBC Holdings ordinary shares, 4.402 of these holders had addresses in the US, holding approximately 83.75m ADSs,
representing approximately 418.73m HSBC Holdings ordinary shares.
As at 31 December 2024, approximately 2.33% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

Memorandum and Articles of
Association
The disclosure under the caption ‘Memorandum and Articles of
Association’ contained in Form 20-F for the years ended 31 December
2000, 2001, 2014, 2018 and 2022 is incorporated by reference herein.

HSBC Holdings plc Annual Report on Form 20-F	475
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
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The UK Listing Rules of the FCA require each listed company incorporated in the UK to include in its annual report and accounts a statement of how it has applied the principles of the UK Corporate Governance Code issued by the
Financial Reporting Council and a statement as to whether or not it has complied with the code provisions of The UK Corporate
Governance Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the code provisions, or complied with only some of the code
provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the code provisions with which it has not complied, and (where relevant) for which part of the reporting period such non-compliance continued, and give reasons for any non-
compliance. During 2024, HSBC complied with the applicable code provisions of the UK Corporate Governance Code. The UK Corporate
Governance Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.
Under NYSE standards, companies are required to have a nominating/
corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s
corporate governance rules. All of the members of the Nomination &
Corporate Governance Committee (excluding the Group Chairman)
during 2024 were independent non-executive Directors, as
determined in accordance with the UK Corporate Governance Code.
The terms of reference of our Nomination & Corporate Governance
Committee, which comply with the UK Corporate Governance Code, require that the Committee shall be comprised of the independent non-executive Directors of the Company and the Group Chairman. In
addition to identifying individuals qualified to become Board members, a nominating/corporate governance committee must
develop and recommend to the Board a set of corporate governance principles.
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
Under the NYSE standards, companies are required to have a
compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate
governance rules. All of the members of the Group Remuneration
Committee during 2024 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance
Code. The terms of reference of our Group Remuneration Committee, which comply with the UK Corporate Governance Code, require the
Committee (including the Chair) to comprise at least three members, all of whom shall be independent non-executive Directors. A
compensation committee must review and approve corporate goals and objectives relevant to Chief Executive Officer ('CEO')
compensation and evaluate a CEO’s performance in light of these goals and objectives. The Group Remuneration Committee’s terms of reference require it to review and approve performance-based remuneration of the executive Directors by reference to corporate goals and objectives that are set by the Board of Directors.
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
In accordance with the requirements of the UK Corporate Governance
Code, HSBC Holdings discloses in its Annual Report and Accounts how the Board, its committees and the Directors are evaluated (on page 287) and provides extensive information regarding Directors’
compensation in the Directors’ remuneration report (on page 309).
The terms of reference of HSBC Holdings’ Group Audit, Nomination &
Corporate Governance and Group Remuneration Committees, as well as the Group Risk and Group Technology and Operations
Committees, are available at www.hsbc.com/who-we-are/our-people/
board-of-directors/board-committees.
NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
In 2021, the Board endorsed the Statement of Business Principles and Code of Conduct, which, pursuant to the requirements of the
Sarbanes-Oxley Act, incorporates the Sarbanes-Oxley code of ethics
(the 'Sarbanes-Oxley Principles') applicable to the Group CEO, as the principal executive officer, and to the Group Chief Financial Officer and Global Financial Controller. The Statement of Business Principles
and Code of Conduct remains in force and applies to the executive directors and employees of the HSBC Group. The Statement of
Business Principles and Code of Conduct is available at
www.hsbc.com/who-we-are/purpose-values-and-strategy/our-conduct or from the Group Chief People & Governance Officer at 8 Canada
Square, London E14 5HQ. During 2024, HSBC Holdings granted no waivers from its code of ethics.
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
Under the NYSE rules, a director cannot qualify as independent unless the board affirmatively determines that the director has no material relationship with the listed company; in addition, the NYSE rules prescribe a list of circumstances in which a director cannot be independent. The UK Corporate Governance Code requires a
company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Lastly, a CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate
governance standards. In accordance with NYSE listing rules
applicable to foreign private issuers, HSBC Holdings’ Group CEO is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Group CEO is required promptly to notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE
corporate governance standards applicable to HSBC Holdings. HSBC
Holdings is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE-listed US companies.

476	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description
Accounts	Financial Statements
Articles of Association	Articles of incorporation
Called up share capital	Shares issued and fully paid
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Interests in entities over which we have significant influence or joint control, which are accounted for using the equity method
Loans and advances	Loans
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Property
Provisions	Liabilities of uncertain timing or amount
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC Holdings plc Annual Report on Form 20-F	477

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART1
1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—
2. Offer statistics and Expected Timetable	Not required for Annual Report	—
3. Key information
A. [Reserved]
B. Capitalisation and Indebtedness	Not required for Annual Report	—
C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
D. Risk Factors	Risk Review - Risk factors	154-166
4. Information on the Company
A. History and Development of the Company	Shareholder information	462,463,482
	Strategic Report	1-38
	ESG Review	39-82
	Financial Review	83-142
	Risk Review	143-265
	Report of the Directors: Corporate Governance Report	266-359
B. Business review	Strategic Report	1-38
	Financial Review	99-157
	Note 10 on the Financial Statements - Segmental analysis	405-408
C. Organisational Structure	Strategic Report	1-38
	Report of the Directors: Corporate Governance Report - Subsidiary governance	277-278
	Note 19 on the Financial Statements - Investments in subsidiaries	427-429
	Note 38 on the Financial Statements - HSBC Holdings’ subsidiaries, joint ventures and associates	452-460
D. Property, Plants and Equipment	Note 22 on the Financial Statements - Prepayments, accrued income and other assets	433
4 A..Unresolved Staff Comments	Not Applicable	—
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	1-38
	Financial Review	83-142
	Risk Review	143-265
	Note 15 on the Financial Statements - Derivatives	417-421
B. Liquidity and Capital Resources	Financial Review - Loan maturity and interest sensitivity analysis	103
	Risk Review - Capital and Liquidity Risk	234-240
	Risk Review - Insurance Manufacturing Operations Risk	261-265
	Note 30 on the Financial Statements - Maturity analysis of assets, liabilities and off- balance sheet commitments	439-444
	Note 33 on the Financial Statements - Contingent liabilities, contractual commitments and guarantees	447
C. Research and Development, Patents and Licences, etc.	Not Applicable	—
D. Trend Information	Strategic Report	1-38
	Financial Review	83-142
	Risk Review	143-265
E. Critical Accounting Estimates	Not Applicable	—
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance Report	266-359
B. Compensation	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	309-348
	Note 5 on the Financial Statements - Employee compensation and benefits	396-401
	Note 36 on the Financial Statements - Related party transactions	451-452
C. Board Practices	Report of the Directors: Corporate Governance Report	266-359
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	309-348
D. Employees	Report of the Directors: Corporate Governance Report	266-359
	Strategic Report	1-38
	ESG Review - Social	61-70
	Note 5 on the Financial Statements - Employee compensation and benefits	396-401
	Note 36 on the Financial Statements - Related party transactions	451-452
E. Share Ownership	Report of the Directors: Corporate Governance Report	266-359
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	309-348
	Note 5 on the Financial Statements - Employee compensation and benefits	396-401
	Note 32 on the Financial Statements - Called up share capital and other equity instruments	445-447
F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not Applicable	—

478	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Form 20-F Item Number and Caption	Location	Page

7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Report of the Directors: Corporate Governance Report	266-359
B. Related Party Transactions	Note 36 on the Financial Statements - Related party transactions	451-452
C. Interests of Experts and Counsel	Not required for Annual Report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	363-460
	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	361-362
	Shareholder Information	461-482
B. Significant Changes	Note 37 on the Financial Statements - Events after the Balance Sheet date	452
9. The Offer and Listing
A. Offer and Listing Details	Not required for Annual Report	—
B. Plan of Distribution	Not required for Annual Report	—
C. Markets	Shareholder Information	461-482
D. Exchange Controls	Not required for Annual Report	—
E. Taxation	Not required for Annual Report	—
F. Dividends and Paying Agents	Not required for Annual Report	—
10. Additional Information
A. Share Capital	Not required for Annual Report	—
B. Memorandum and Articles of Association	Shareholder Information	461-482
C. Material Contracts	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	309-348
	Corporate Governance Report - Contracts of significance	353
	Note 35 on the Financial Statements - Legal proceedings and regulatory matters	448-450
D. Exchange Controls	Shareholder Information	473
E. Taxation	Shareholder Information	463-464
F. Dividends and Paying Agents	Not required for Annual Report	—
G. Statements by Experts	Not required for Annual Report	—
H. Documents on Display	Shareholder Information	462-463
I. Subsidiary Information	Not applicable	—
J. Annual Report to Security Holders	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Review	242-243, and 246-49
	Risk Review - Market risk	246-249
	Note 15 on the Financial Statements - Derivatives	417-421
	Note 16 on the Financial Statements - Financial investments	421-422
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for Annual Report	—
B. Warrants and Rights	Not required for Annual Report	—
C. Other Securities	Not required for Annual Report	—
D. American Depository Shares	Taxation of shares and dividends	474
	Shareholder information	461-482
PART II
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	361-362
	Financial Review: Other Information	135-142
	Financial Review: Other information - Management's review of internal controls over financial reporting	135
16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	266-359
16B. Code of Ethics	Shareholder Information	474-475
16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	266-359
	Note 6 on the Financial Statements - Auditors’ remuneration	401
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors: Corporate Governance	266-359
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Shareholder Information	461-482
16H. Mine Safety Disclosure	Not applicable	—
16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
16J. Insider Trading Policies	Shareholder information - Insider trading policies and prcedures	473
16K. Cybersecurity	ESG Review - Cybersecurity	82
	Risk Review - Top and Emerging risks	148-153
	Risk review - Risk factors	154-166
	Report of the Directors: Corporate Governance Report - Group Risk Committee	301-305

HSBC Holdings plc Annual Report on Form 20-F	479

PART III
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	363-460
19. Exhibits (including Certifications)		*

480	HSBC Holdings plc Annual Report on Form 20-F
Additional information

Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
MXN	Mexican peso
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviations
1H24	First half of 2024
1Q24	First quarter of 2024
2Q24	Second quarter of 2024
3Q24	Third quarter of 2024
4Q24	Fourth quarter of 2024
9M24	Nine months of 2024
A
ABS¹	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
AGM	Annual General Meeting
AI	Artificial intelligence
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
AML DPA	Five-year deferred prosecution agreement with the US Department of Justice, entered into in December 2012
ANP	Annualised new business premium
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Banking NII	Banking net interest income
Basel Committee	Basel Committee on Banking Supervision
Basel II¹	2006 Basel Capital Accord
Basel III¹	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BEPS	Base Erosion and Profit Shifting
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps¹	Basis points. One basis point is equal to one-hundredth of a percentage point
BVI	British Virgin Islands
C
CAPM	Capital asset pricing model
CDS¹	Credit default swap
CEA	Commodity Exchange Act (US)
CET1¹	Common equity tier 1
CGUs	Cash-generating units
CIB	Corporate and Institutional Banking
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COSO	2013 Committee of Sponsoring Organizations of the Treadway Commission (US)
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CP¹	Commercial paper

CRD IV¹	Capital Requirements Regulation and Directive
CRR¹	Customer risk rating
CRR II¹	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSA	Credit support annex
CSM	Contractual service margin
CVA¹	Credit valuation adjustment
D
DECL	Disclosures about Expected Credit Losses
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
credit impairment charges. In the balance sheet, ECL is
recorded as an allowance for financial instruments to which
only the impairment requirements in IFRS 9 are applied

EEA	European Economic Area
Eonia	Euro Overnight Index Average
EPC	Energy performance certificate
EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
Euribor	Euro interbank offered rate
EVE	Economic value of equity
F
FAST-Infra	Finance to Accelerate the Sustainable Transition- Infrastructure
FCA	Financial Conduct Authority (UK)
FDIC	Federal Deposit Insurance Corporation
FFVA	Funding fair value adjustment estimation methodology on derivative contracts
FPA	Fixed pay allowance
FRB	Federal Reserve Board (US)
FRC	Financial Reporting Council
FSCS	Financial Services Compensation Scheme
FTE	Full-time equivalent staff
FTSE	Financial Times Stock Exchange index
FVOCI¹	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GAC	Group Audit Committee
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GHG	Greenhouse Gas
GMP	Guaranteed minimum pension
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
GPSP	Group Performance Share Plan
GRC	Group Risk Committee

HSBC Holdings plc Annual Report on Form 20-F	481

Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
HMRC	HM Revenue and Customs
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Continental Europe	HSBC Continental Europe
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBE	Independent Board Evaluation
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
ICMA	International Capital Market Association
IEA	International Energy Agency
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
ILAAP	Internal liquidity adequacy assessment process
IMA	Internal model approach
IMM	Internal model method
IRB¹	Internal ratings-based
ISDA	International Swaps and Derivatives Association
ISSB	International Sustainability Standard Board
IVB	HSBC Innovation Banking
IWPB	International Wealth and Premier Banking
J
JV	Joint venture
K
KMP	Key Management Personnel
L
LCR	Liquidity coverage ratio
LGBTQ+	Lesbian, gay, bisexual, transgender and queer. The plus sign denotes other non-mainstream groups on the spectrums of sexual orientation and gender identity
LGD¹	Loss given default
Libor	London interbank offered rate
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2025
LTI	Long-term incentive
LTV¹	Loan to value
M
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our financial targets, we define medium term as three to four years, commencing 1 January 2025

MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MRT¹	Material Risk Taker
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges
NGO	Non-governmental organisation
NII	Net interest income
NIM	Net interest margin
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC¹	Over-the-counter
P
PBT	Profit before tax
PCAF	Partnership for Carbon Accounting Financials
PD¹	Probability of default
Performance shares¹	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PRC	People’s Republic of China
Principal plan	HSBC Bank (UK) Pension Scheme
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RAS	Risk appetite statement
Repo¹	Sale and repurchase transaction
Revenue	Net operating income before ECL
Reverse repo	Security purchased under commitments to sell
RNIV	Risk not in VaR
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA¹	Risk-weighted asset
S
SAB	Saudi Awwal Bank
SAPS	Self-administered pension scheme
SASB	Sustainability Accounting Standards Board
SBTi	Science Based Targets initiative
SDG	United Nation’s Sustainable Development Goals
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
Sibor	Singapore interbank offered rate
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE¹	Special purpose entity
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
T
TCFD¹	Task Force on Climate-related Financial Disclosures
THBFIX	Thai Baht Interest Rate Fixing
TNFD	Taskforce on Nature-related Financial Disclosures
TSR¹	Total shareholder return
U
UAE	United Arab Emirates
UK	United Kingdom

482	HSBC Holdings plc Annual Report on Form 20-F
Additional information

UN	United Nations
US	United States of America
V
VaR¹	Value at risk
VIU	Value in use
W
WEF	World Economic Forum
WPB	Wealth and Personal Banking, a global business
1A full definition is included in the glossary to the Annual Report and
Accounts 2024 which is available at www.hsbc.com/investors.
HSBC Holdings plc
Incorporated in England and Wales on 1 January 1959 with
limited liability under the UK Companies Act
Registration number 617987

Registered Office and Group Head Office

8 Canada Square London E14 5HQ United Kingdom
Telephone: 44 020 7991 8888
Facsimile: 44 020 7992 4880
Web: www.hsbc.com

Corporate Brokers

Morgan Stanley & Co. International plc
25 Cabot Square
London E14 4QA
United Kingdom

Bank of America Securities
2 King Edward Street
London EC1A 1HQ
United Kingdom

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
© Copyright HSBC Holdings plc 2025
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc
Published by Global Finance, HSBC Holdings plc, London
Designed by Global Finance, HSBC Holdings plc with Design Bridge and Partners, London
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
4.2Amendment dated January 16, 2024 to Paragraph 5 of the Annex to the Direction by the Financial Conduct Authority to HSBC
Holdings plc dated July 7, 2020 (incorporated by reference to Exhibit 4.2 to HSBC Holdings plc’s Form 20-F filed with the SEC on February 22,
2024).
4.3Service Agreement dated July 16, 2024 between HSBC Group Management Services Limited and Georges Elhedery.
4.4Service Agreement dated October 21, 2024 between HSBC Group Management Services Limited and Manveen (Pam) Kaur.
4.5Engagement Letter dated March 12, 2017, between HSBC Holdings plc and Mark Tucker (incorporated by reference to Exhibit 4.11 to
HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February 20, 2018).
8.1        Subsidiaries of HSBC Holdings plc (set forth in Note 38 to the consolidated financial statements included in this annual report on Form
20-F).
11.1      HSBC Holdings plc Insider Trading Policies and Procedures.
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
15.3Page of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC
Holdings plc (incorporated by reference to Exhibit 14.3 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on
March 20, 2006).
15.4      Page of HSBC Holdings plc’s 2018 Form 20-F dated February 20, 2019 relating to the Memorandum and Articles of Association of
HSBC Holdings plc (incorporated by reference to Exhibit 15.4 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange
Commission on February 19, 2020).
15.5      Page of HSBC Holdings plc’s 2022 Form 20-F dated February 22, 2023 relating to the Memorandum and Articles of Association of
HSBC Holdings plc (incorporated by reference to Exhibit 15.5 to HSBC Holdings plc’s Form 20-F filed with the Securities and Exchange
Commission on February 22, 2024).
15.6      Consent of Willis Towers Watson Limited.
97          HSBC Holdings plc Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to HSBC
Holdings plc’s Form 20-F filed with the Securities and Exchange Commission on February 22, 2024).
SIGNATURES
The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc
By:	/s/ Manveen (Pam) Kaur
Name:	Manveen (Pam) Kaur
Title:	Group Chief Financial Officer
Date: February 20, 2025