Form 20-F
period 2025-12-31
HSBC HOLDINGS PLC
filed 2026-02-26
CIK 1089113

As filed with the Securities and Exchange Commission on February 26, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Jonathan Bingham
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 (0) 20 3268 4840
Email jonathan.bingham@hsbc.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value US$0.50 each (GB0005405286)	HSBA	London Stock Exchange
	5	Hong Kong Stock Exchange
	HSBC.BH	Bermuda Stock Exchange
	HSBC	New York Stock Exchange	*
American Depositary Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each (US4042804066)	HSBC	New York Stock Exchange

7.625% Subordinated Notes due 2032 (US404280AF65)	HSBC/32A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280AE90)	HSBC/32B	New York Stock Exchange
6.5% Subordinated Notes 2036 (US404280AG49)	HSBC36	New York Stock Exchange
6.5% Subordinated Notes 2037 (US404280AH22)	HSBC37	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280AJ87)	HSBC38	New York Stock Exchange
6.100% Senior Unsecured Notes due 2042 (US404280AM17)	HSBC42	New York Stock Exchange
5.250% Subordinated Notes due 2044 (US404280AQ21)	HSBC44	New York Stock Exchange
4.300% Senior Unsecured Notes due 2026 (US404280AW98)	HSBC26	New York Stock Exchange
3.900% Senior Unsecured Notes due 2026 (US404280BB43)	HSBC26A	New York Stock Exchange
4.375% Subordinated Notes due 2026 (US404280BH13)	HSBC26B	New York Stock Exchange
4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280BK42)	HSBC28	New York Stock Exchange
4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280BT50)	HSBC29	New York Stock Exchange
3.000% Resettable Senior Unsecured Notes due 2028 (XS1961843171)	HSBC28A	New York Stock Exchange
3.973% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280CC17)	HSBC30	New York Stock Exchange
3.00% Resettable Senior Unsecured Notes due 2030 (XS2003500142)	HSBC30A	New York Stock Exchange
4.950% Fixed Rate Senior Unsecured Notes due 2030 (US404280CF48)	HSBC30B	New York Stock Exchange
2.848% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CH04)	HSBC31	New York Stock Exchange
2.357% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280CK33)	HSBC31A	New York Stock Exchange
2.013% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280CL16)	HSBC28B	New York Stock Exchange
1.589% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CM98)	HSBC27	New York Stock Exchange
1.750% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (XS2322315727)	HSBC27A	New York Stock Exchange
2.804% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CT42)	HSBC32	New York Stock Exchange
2.206% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280CV97)	HSBC29A	New York Stock Exchange
2.251% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280CX53)	HSBC27B	New York Stock Exchange
2.871% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280CY37)	HSBC32A	New York Stock Exchange
4.762% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (US404280DC08)	HSBC33	New York Stock Exchange
4.755% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DF39)	HSBC28C	New York Stock Exchange

5.210% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DG12)	HSBC28D	New York Stock Exchange
5.402% Fixed Rate/Floating Rate Senior Unsecured Notes due 2033 (US404280DH94)	HSBC33A	New York Stock Exchange
7.35% Subordinated Notes due 2032 (US404280DJ50)	HSBC32B	New York Stock Exchange
7.625% Subordinated Notes due 2032 (US404280DK24)	HSBC32C	New York Stock Exchange
6.5% Subordinated Notes Due 2036 (US404280DL07)	HSBC36A	New York Stock Exchange
6.5% Subordinated Notes Due 2037 (US404280DM89)	HSBC37A	New York Stock Exchange
6.8% Subordinated Notes Due 2038 (US404280DN62)	HSBC38A	New York Stock Exchange
7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280DR76)	HSBC28E	New York Stock Exchange
8.113% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (US404280DS59)	HSBC33B	New York Stock Exchange
6.161% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280DU06)	HSBC29B	New York Stock Exchange
6.254% Fixed Rate/Floating Rate Senior Unsecured Notes due 2034 (US404280DV88)	HSBC34	New York Stock Exchange
6.332% Fixed Rate/Floating Rate Senior Unsecured Notes due 2044 (US404280DW61)	HSBC44A	New York Stock Exchange
6.547% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2034 (US404280DX45)	HSBC34A	New York Stock Exchange
5.887% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (US404280DZ92)	HSBC27C	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2027 (US404280DY28)	HSBC27D	New York Stock Exchange
6.800% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (XS2685873908)	HSBC31B	New York Stock Exchange
7.399% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2034 (US404280EC98)	HSBC34B	New York Stock Exchange
5.546% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280ED71)	HSBC30C	New York Stock Exchange
5.719% Fixed Rate/Floating Rate Senior Unsecured Notes due 2035 (US404280EE54)	HSBC35	New York Stock Exchange
5.597% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280EF20)	HSBC28F	New York Stock Exchange
5.733% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032 (US404280EG03)	HSBC32D	New York Stock Exchange
5.874% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2035 (US404280EL97)	HSBC35A	New York Stock Exchange
5.130% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (US404280EM70)	HSBC28G	New York Stock Exchange
5.286% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030 (US404280EN53)	HSBC30D	New York Stock Exchange

Floating Rate Senior Unsecured Notes due 2028 (US404280EK15)	HSBC28H	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2030 (US404280EP02)	HSBC30E	New York Stock Exchange
4.899% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (US404280EQ84)	HSBC29C	New York Stock Exchange
5.130% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280ER67)	HSBC31C	New York Stock Exchange
5.450% Fixed Rate/Floating Rate Senior Unsecured Notes due 2036 (US404280ES41)	HSBC36B	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2029 (US404280ET24)	HSBC29D	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2031 (US404280EU96)	HSBC31D	New York Stock Exchange
5.240% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280EW52)	HSBC31E	New York Stock Exchange
5.790% Fixed Rate/Floating Rate Senior Unsecured Notes due 2036 (US404280EX36)	HSBC36C	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2031 (US404280EZ83)	HSBC31F	New York Stock Exchange
5.741% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2036 (US404280FB07)	HSBC36D	New York Stock Exchange
4.619% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (US404280FE46)	HSBC31G	New York Stock Exchange
5.133% Fixed Rate/Floating Rate Senior Unsecured Notes due 2036 (US404280FG93)	HSBC36E	New York Stock Exchange
Floating Rate Senior Unsecured Notes due 2031 (US404280FF11)	HSBC31H	New York Stock Exchange
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
Ordinary Shares, nominal value US$0.50 each 17,175,239,862
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐
No
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
Rule 12b-2 of the Exchange Act.

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
Guided by our purpose of opening up a world of
opportunity, our ambition is to become the world’s
most trusted bank globally, putting customers at
the heart of everything we do.

In this year’s report
1Cautionary statement regarding
forward-looking statements
2 Additional cautionary statement
regarding ESG data, metrics and
forward-looking statements
3 Certain defined terms
Strategic report
5 Highlights
7 Who we are
8 Group Chairman’s shareholder letter
10 Group CEO’s shareholder letter
12 Our strategy
15 Financial overview
19 Business segments
28 ESG overview
30 Risk overview
Environmental, social and
governance (‘ESG’) review
33 Environmental
51 Social
57 Governance
Financial review
65 Financial summary
88 Business segments and legal
entities
106 Alternative
performance measures
111Other information
Risk review
119Our approach to risk
121 Top and emerging risks
126Risk factors
138 Our material banking risks
Corporate governance report
220 Biographies of Directors and
senior management
233 Board committees
249 Directors’ remuneration report
Financial statements
286Report of Independent Registered
Public Accounting Firm to the
Board of Directors and Shareholders
of HSBC Holdings plc (PCAOB ID 876)
288Financial statements
300Notes on the financial statements
Additional information
382Shareholder information
394Abbreviations
This Strategic Report was approved by the
Board on 25 February 2026.
Brendan Nelson
Group Chairman

A reminder
The currency we report in is US dollars.
Our approach to ESG reporting
We embed our ESG reporting and Task Force on
Climate-related Financial Disclosures (‘TCFD’) within
our Annual Report and Accounts. Our TCFD
disclosures are highlighted with the following

TCFD
symbol:
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
These measures are highlighted with the following
symbol: ø
ÑFurther explanation may be found on page 65.
Financial targets
For our financial targets, medium-term is defined as
between three to five years, and long term as five to
six years, from 1 January 2026.
ÑSee page 6 for details on our forward guidance
and outlook.
None of the websites referred to in this Form 20-F for
the year ended 31 December 2025 (the ‘Form 20-F’)
(including where a link is provided), and none of the
information contained on such websites, are
incorporated by reference in this report.

HSBC Holdings plc Annual Report on Form 20-F
1

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’,
‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’,
‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-
looking statements may also be made in the periodic reports to the
US Securities and Exchange Commission, summary financial
statements to shareholders, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those
factored into consensus forecasts; the Russia-Ukraine war, further conflict or military action in the Middle East or elsewhere and their impact on global economies and the markets where HSBC
operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, further conflict or military action in the Middle East or elsewhere, inflationary pressures,
commodity price changes, and ongoing developments in the
commercial real estate sector in mainland China and Hong Kong);
potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including fluctuations in HIBOR and the accounting impact resulting from financial reporting in respect of hyperinflationary economies;
volatility in equity markets and the risk of disruptive correction stemming from high company valuations; lack of liquidity in
wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or
diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war, conflict in the Middle
East, the US military operation in Venezuela and any potential military action or conflict elsewhere, and the related imposition of sanctions, export-control, trade and investment restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions between China and the US, which may extend to and involve other countries and territories, and developments in Hong Kong and Taiwan and the surrounding
maritime region, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and
HSBC’s actions in managing and mitigating ESG-related risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon
emissions, each of which can impact HSBC both directly and
indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; the significant depreciation of the US dollar through
2025, with volatility expected to persist; societal shifts in customer financing and investment needs, including consumer
perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a  conduit for illegal activities without our knowledge; and price competition in the market segments we serve;
–changes in government policy and regulation, as well as monetary, interest rate and other policies of central banks and other
regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the Group operates);
continued volatility in trade and tariff policies, changes in tariff rates, including sector-specific levies imposed by various nations, including the US, which could further disrupt supply chains and reduce global trade growth; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank
balance sheets and lower returns available from the current
business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation,
confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the
regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and
reporting requirements, and the current lack of a single
standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling;
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
–factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account
management, hedging and other techniques); our ability to
achieve our financial, investment, capital and ESG ambitions, targets and commitments (including the positions set forth in our thermal coal phase-out policy and our energy policy and our
targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected outcomes of our strategic priorities and may result in reputational risks; evolving regulatory requirements and the development of new technologies, including artificial
intelligence, affecting how we manage risk, including model risk;
model limitations or failure, including, without limitation, the impact that high inflationary pressures and interest rates have had on the performance and usage of financial models, which may
require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model
adjustments, to address model limitations; changes to the
judgements, estimates and assumptions we base our financial
statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity

HSBC Holdings plc Annual Report on Form 20-F
2

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently
verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may
continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business; our ability to successfully execute and implement the announced strategic
reorganisation of the Group; changes in our ability to manage third-
party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and an inclusive and skilled workforce; and changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our
financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be
captured by the statistical models it uses; our success in
addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 121 to 125.
This Annual Report and Accounts 2025 contains a number of
images, graphics, infographics, text boxes and illustrative case studies and credentials which aim to give a high-level overview of certain elements of our disclosures and to improve accessibility for readers. These images, graphics, infographics, text boxes and illustrative case studies and credentials are designed to be read within the context of the Form 20-F as a whole.
The information, statements and opinions set out in this Form 20-F do not constitute a public offer for the purposes of any applicable law or an offer to sell or solicitation of any offer to purchase any securities or other financial instruments or any advice or
recommendation in respect of such securities or other financial instruments.

Additional cautionary statement regarding ESG data, metrics and forward-
looking statements
The Form 20-F contains a number of forward-looking statements (as defined above) with respect to HSBC’s ESG-related ambitions, targets and commitments, climate-related pathways, processes and plans, and the methodologies and scenarios we use, or intend to use, to assess our progress in relation to these (‘ESG-related forward-looking statements’).
In preparing the ESG-related information contained in the Form 20-F,
HSBC has made a number of key judgements, estimations and
assumptions, and the processes and issues involved are complex. We have used ESG (including climate) data, models and methodologies that we consider, as of the date on which they were used, to be appropriate and suitable to understand and assess climate change risk and its impact, to analyse financed emissions and operational and supply chain emissions, to set ESG-related ambitions, targets and commitments and to evaluate the classification of sustainable finance and investments.
However, these data, models and methodologies are often new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. We also face challenges in relation to our ability to access data on a timely basis, lack of consistency and comparability between data that is available and our ability to collect and process relevant data. Consequently, the ESG-related forward-
looking statements and ESG metrics disclosed in the Annual Report and Accounts 2025 carry an additional degree of inherent risk and uncertainty.
Due to the unpredictable evolution of climate change and its future impact and the uncertainty of future policy and market response to
ESG-related issues and the effectiveness of any such response, HSBC may have to re-evaluate its progress towards its ESG-related ambitions, targets and commitments in the future, update the methodologies it uses or alter its approach to ESG (including climate) analysis and may be required to amend, update and recalculate its ESG-related disclosures and assessments in the future, as market practice and data quality and availability develop.
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
–ESG projection risk: ESG-related metrics are complex and are still subject to development. In addition, the scenarios employed in relation to them, and the models that analyse them, have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty, and cannot fully capture all of the potential effects of climate, policy and technology-driven outcomes;
–Changes in the ESG regulatory landscape: this involves changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets;
–Variation in reporting standards: ESG reporting standards are still developing and are not standardised or comparable across all sectors and markets, and new reporting standards in relation to different ESG metrics are still emerging;
–Data availability, accuracy, verifiability and data gaps: our disclosures are limited by the availability of high quality data in some areas and our own ability to timely collect and process such data as required.
Where data is not available for all sectors or consistently year on year, there may be an impact to our data quality scores. We may not be able to fully mitigate financial reporting risks related to our climate

HSBC Holdings plc Annual Report on Form 20-F
3

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
and ESG disclosures due to the limited quantity and consistency of available data. The accuracy and reliability of data is also impacted by the diverse range of internal and external data sources and data structures needed for climate-related reporting. While we expect our data quality scores to improve over time, as companies continue to expand their disclosures to meet growing regulatory and stakeholder expectations, there may be unexpected fluctuations within sectors year on year, and/or differences between the data quality scores between sectors. Any such changes in the availability and quality of data over time, or our ability to collect and process such data, could result in revisions to reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on year;
–Developing methodologies and scenarios: the methodologies and scenarios HSBC uses to assess financed emissions and set ESG-
related ambitions, targets and commitments may develop over time in line with market practice, industry standards, regulation and/or developments in science, where applicable. Such developments could result in revisions to reported data, including on financed emissions or the classification of sustainable finance and
investments, meaning that data outputs may not be reconcilable or comparable year-on year. Consequently, we might need to reassess our progress towards ESG-related ambitions, targets and
commitments in the future; and
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
–we may not be able to achieve our ESG-related ambitions, targets and commitments (including with respect to the positions set forth in our thermal coal phase-out policy and our energy policy, and our targets to reduce our on-balance sheet financed
emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve some or all of the expected outcomes of our strategic priorities and raise reputational concerns; and
–we may not be able to develop sustainable finance and ESG-
related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity may diminish (including as a result of data and model limitations and changes in
methodologies), which may affect our ability to achieve our ESG-
related ambitions, targets and commitments, including our net zero ambition, our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and energy policy, and increase the risk of greenwashing. We may face additional risks if we knowingly or unknowingly make inaccurate, unclear,
misleading or unsubstantiated claims regarding sustainability to our stakeholders.
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
Our data dictionaries and methodologies for preparing the above ESG-
related metrics and third-party limited assurance reports can be found on: www.hsbc.com/who-we-are/esg-and-responsible-business/esg-
reporting-centre.
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
US dollars, respectively.

HSBC Holdings plc Annual Report on Form 20-F
4

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Performance in 2025
Our key performance indicators measure the progress we have
made against our priorities for the benefit of all our stakeholders, and also inform remuneration outcomes across the Group.

Financial performance
indicators
ÑRead more on our financial performance in 2025
on pages 5 and 17.
ÑFor an explanation of performance against our
key Group financial targets, see page 15.
ÑTo better align with market practice, from our
2025 full-year results we no longer adjust the
‘average tangible equity‘ for the post-tax impact
of notable items in each period. Comparatives
have been re-presented. This revision improved
RoTE excluding notable items by 16 basis points
(‘bps’) in 2025 (2024: (34)bps).
ÑFor a reconciliation of alternative performance
measures to their reported equivalents, see
page 106.

Return on average tangible equity (‘RoTE’) ø 13.3% (2024: 14.6%)	Profit before tax $29.9bn (2024: $32.3bn)

RoTE excluding notable items ø 17.2% (2024: 15.6%)	Constant currency profit before tax excluding notable items ø $36.6bn (2024: $34.2bn)

Operating expenses $36.4bn (2024: $33.0bn)	Common equity tier 1 capital ratio 14.9% (2024: 14.9%)

Target basis operating expenses ø $33.5bn (2024: $32.5bn)	Dividend per share in respect of 2025 $0.75 (2024 dividend per share: $0.87, inclusive of a special dividend of $0.21 per share)

Strategic performance
indicators
ÑRead more on our strategy on pages 12 to 14.
ÑRead more on our approach to ESG on page 28.
ÑRead more on our definition of sustainable
finance and investment on page 35.

Organisational simplification $1.2bn Annualised impact of cost saving actions taken during 2025	Sustainable finance and investment $495.6bn Cumulative total provided and facilitated since 1 January 2020. (2024: $393.6bn)

Grow our Wealth business $80bn Net new invested assets generated in 2025, of which $39bn were in Asia. (2024: $64bn generated, of which $47bn were in Asia)

Link to remuneration
ÑFor details of executive Directors’ pay and
performance in 2025, see the Directors’
Remuneration Report on page 249.
Our remuneration policy supports the
achievement of our strategic objectives by
aligning reward with our long-term
sustainable performance. This includes
review of our performance against financial
and non-financial metrics to determine overall
variable pay for our colleagues and executive
Directors.
Key financial and strategic performance
indicators included in the 2025 annual
incentive and 2023-2025 long-term incentive
scorecards of our executive Directors are
highlighted by the following symbols:

Annual incentive	Long-term incentive

HSBC Holdings plc Annual Report on Form 20-F
5

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Highlights
We are becoming a simple, more agile, focused bank, built on our core strengths.

Financial performance (vs 2024)
–Reported profit before tax decreased by
$2.4bn to $29.9bn, mainly due to a $4.9bn
year-on-year net adverse impact from
notable items. Profit after tax decreased
by $1.9bn to $23.1bn.
–In 2025, notable items included dilution and
impairment losses of $2.1bn related to our
associate Bank of Communications Co.,
Limited (‘BoCom‘), reserve recycling losses
of $1.5bn following the completion of the
sale of our French retained portfolio of home
and certain other loans, legal provisions of
$1.4bn and restructuring and other related
costs associated with our organisational
simplification of $1.0bn. In 2024, notable
items included net losses relating to our
disposals in Canada and Argentina of $1.4bn.
–Constant currency profit before tax
excluding notable items increased by
$2.4bn to $36.6bn, from a strong
performance in Wealth in our International
Wealth and Premier Banking (‘IWPB’) and
Hong Kong businesses, and from Wholesale
Transaction Banking in our Corporate and
Institutional Banking (‘CIB’) business. This
was partly offset by a rise in expected credit
losses and other credit impairment charges
(‘ECL’) and an increase in operating
expenses due to planned investment and
inflation.
–RoTE in 2025 was 13.3%, compared with
14.6% in 2024. Excluding notable items,
RoTE in 2025 was 17.2%, a rise of 1.6
percentage points compared with 2024.
–Revenue of $68.3bn increased by $2.4bn
or 4% compared with 2024. The increase
was primarily due to fee and other income
growth in Wealth from Investment
Distribution and Insurance, and in Wholesale
Transaction Banking, particularly in Foreign
Exchange in CIB. This was partly offset by
the year-on-year impact of notable items,
mainly relating to business disposals and a
dilution loss related to BoCom. Constant
currency revenue excluding notable items
rose by $3.4bn to $71.0bn.
–Net interest income (‘NII’) of $34.8bn was
$2.1bn higher than 2024 reflecting the
benefit of the reinvestment of our structural
hedge at higher yields, deposit balance
growth and higher NII in Markets Treasury.
In addition, the increase included the non-
recurrence of a $0.2bn loss in 2024 on the
early redemption of legacy securities. This
was partly offset by the adverse year-on-
year impact of $1.6bn from business
disposals in Argentina and Canada, and
margin compression on our deposits. The
growth in NII of $2.1bn also reflected a
benefit from lower funding costs associated
with the trading book of $1.7bn. Banking
net interest income (‘banking NII’), which
excludes these funding costs, increased
by $0.3bn to $44.1bn.
–Net interest margin (‘NIM’) of 1.59% was
3bps higher, reflecting the reinvestment of
our structural hedge at higher yields.
–ECL were $3.9bn, an increase of $0.4bn
compared with 2024, including charges in
both periods related to the commercial real
estate (‘CRE’) sectors in Hong Kong and
mainland China. In 2025, the charge in this
sector in Hong Kong of $0.7bn (2024:
$0.1bn) reflected higher allowances for new
defaulted exposures, the impact of an over-
supply of non-residential properties that has
put continued downward pressure on rental
and capital values, and updates to our
models used for ECL calculations. The 2025
charge in the mainland China CRE sector
was $0.2bn (2024: $0.4bn). ECL were 39
bps of average gross loans, including
loans and advances classified as held for
sale.
–Operating expenses increased by $3.4bn
or 10% to $36.4bn. The increase primarily
reflected notable items in 2025 of $3.0bn,
including legal provisions of $1.4bn,
restructuring and other related costs
associated with our organisational
simplification of $1.0bn, and $0.5bn related
to disposals, wind-downs, acquisitions and
related costs.
–Cost growth also reflected planned spend
and investment in technology, higher
performance-related pay and the impacts of
inflation, partly offset by reductions related
to our business disposals and the benefits of
our organisational simplification.
–Target basis operating expenses rose by
3%, in line with our cost growth target. This
increase primarily reflected higher planned
spend and investment in technology, higher
performance-related pay and the impact of
inflation, partly offset by the benefits of our
organisational simplification.
–Customer lending balances rose by
$57.7bn including favourable foreign
currency translation differences. On a
constant currency basis, lending balances
rose by $17.6bn, mainly in our UK business
reflecting growth in mortgage and
commercial customer lending.
–Customer accounts rose by $131.9bn,
including favourable foreign currency
translation differences. On a constant
currency basis, customer accounts
increased by $67.6bn, with growth in all our
businesses, particularly our Hong Kong
business segment.
–Common equity tier 1 (‘CET1’) capital
ratio remained at 14.9%. This reflected an
increase in risk-weighted assets (‘RWAs‘),
which was offset by an increase in CET1
capital through capital generation net of
distributions. The increase in RWAs was
mainly driven by foreign currency translation
differences and asset size movements.
–The Board has approved a fourth interim
dividend of $0.45 per share, resulting in a
total of $0.75 per share in respect of 2025.

HSBC Holdings plc Annual Report on Form 20-F
6

Strategic report	ESG review	Financial review	Risk review	Governance Report of the Directors	Financial statements	Additional information
Outlook
Group financial targets
–We are targeting a RoTE of 17% or better
for 2026, 2027 and 2028, excluding
notable items. Our revised target reflects
momentum in our earnings and the positive
progress we are making in our strategic
execution.
–We are targeting year-on-year growth in
revenue from 2026 to 2028, rising to 5%
growth in 2028 compared with 2027
excluding notable items and on a constant
currency basis.
–We maintain our dividend payout ratio
target basis of 50% in 2026, 2027 and
2028. Our target basis payout ratio is
calculated as a percentage of earnings per
share (‘EPS’) excluding material notable
items and related impacts.
In respect of 2026:
–We expect banking NII of at least $45bn,
based on our current expectations for policy
rates.
–We expect ECL charges as a percentage of
average gross loans to be around 40bps
in 2026 (including held for sale loan
balances). Over the medium term, we retain
our planning range of 30-40bps.
–We retain our commitment to Group-wide
cost discipline. We are targeting growth in
target basis operating expenses of
approximately 1% compared with 2025.
–Our target basis operating expenses
measure excludes notable items and
includes the impact of simplification-related
saves associated with our announced
reorganisation.
–We intend to continue to manage the CET1
capital ratio within our medium-term
target range of 14%–14.5%. Capital may fall
below our target range during January 2026
owing to the privatisation of Hang Seng
Bank, which had a net CET1 capital impact of
110bps in January 2026 (based on our CET1
capital ratio as at 31 December 2025). This
included a day one impact of around 120bps
on CET1, partly offset by a release of around
10bps of incremental hedging-related
structural foreign exchange RWAs.
–We expect to restore our CET1 capital ratio
within our target range through a
combination of organic capital generation and
not initiating any further buy-backs until CET1
capital is back within, or above, this range. A
decision to recommence buy-backs will be
subject to our normal buy-back
considerations and process on a quarterly
basis.
ÑOur targets and expectations reflect our current
outlook for the global macroeconomic
environment and market-dependent factors,
such as market-implied interest rates (as of end
January 2026) and rates of foreign exchange, as
well as customer behaviour and activity levels.
ÑWe do not reconcile our forward guidance on
RoTE excluding notable items, constant currency
revenue excluding notable items, target basis
operating expenses, dividend payout ratio target
basis or banking NII to their equivalent reported
measures.
ÑSee pages 107 to 108 for a further explanation of
RoTE excluding notable items, constant currency
revenue excluding notable items, banking NII,
target basis operating expenses and dividend
payout ratio target basis. For further information
on our CET1 ratio, see page 191.

Reshaping the Group for growth
Privatisation of Hang Seng Bank
–On 26 January 2026, we completed our
privatisation of Hang Seng Bank, following
shareholder and Court approval. Hang Seng
Bank is now a wholly-owned subsidiary
of the HSBC Group and Hang Seng Bank
shares have been withdrawn from the Hong
Kong Stock Exchange. This transaction
demonstrates our confidence in the outlook
for Hong Kong and further strengthens our
market-leading position.
–Through the privatisation of Hang Seng
Bank, we expect to realise $0.5bn in pre-tax
revenue and cost synergies across both our
brands in Hong Kong by the end of 2028,
with associated restructuring costs of
$0.6bn. These costs would be reported as a
material notable item. We intend to redeploy
savings we realise from cost synergies into
areas of competitive advantage and
accretive returns.
–We also have an ambition to generate
further revenue and cost opportunities of
around $0.4bn by the end of 2028 across
both our brands in Hong Kong.
Organisational simplification
–At our 2024 full-year results we announced
measures to simplify the Group, and we
have committed to deliver an annualised
reduction of around $1.5bn in our cost
base, expected by the end of 2026 from
our organisational simplification programme.
–We are on track to have taken actions to
deliver our $1.5bn annualised cost
reduction by the end of June 2026, which is
six months earlier than planned. In 2025,
we identified and actioned annualised
cost savings of approximately $1.2bn,
which resulted in a reduction of around
$0.6bn in operating expenses in the
income statement in 2025. In this period
we incurred $1.0bn in restructuring and
other related costs, primarily related to
severance.
Strategic transactions
–We are also focused on opportunities where
we have a clear competitive advantage and
accretive returns, and we aim to redeploy
approximately $1.8bn of additional costs
saved from non-strategic activities into
these areas over the medium term. The
increase from $1.5bn reflects our intention
to redeploy an additional $0.3bn of costs
saved from the synergies generated from
our privatisation of Hang Seng Bank.
–In 2025, we announced a further 11
transactions, which are set to create
incremental investment capacity for
growth. During the fourth quarter of 2025,
we completed the sales of our French
retained portfolio of home and certain other
loans, our France life insurance business, our
German private banking business and our
Bahrain retail banking business. Completed
or announced transactions are expected to
generate approximately $0.7bn of annualised
cost capacity for reallocation. The associated
businesses contributed around $1.0bn to
revenue in 2025.
–Targeted strategic reviews of our retail
businesses in Australia, Indonesia and
Egypt remain underway on which no
decisions have been made. Our CIB
businesses in these markets are unaffected
by these reviews. In addition, we have
commenced a strategic review of HSBC
Life Singapore.
Progress in growth areas
–In Wealth, we are investing in Wealth
Centres and hiring additional relationship
managers. Wealth balances as at 31
December 2025 across all of our business
segments were $2.1tn, an increase of
16% compared with the same period last
year. Within this we have attracted net
new invested assets of $80bn, with
$39bn booked in Asia. This compared with
net new invested assets in 2024 of $64bn,
with $47bn booked in Asia.
–Transaction banking continues to perform
well as we leverage our network and
capabilities to capture opportunities from
changing trade and capital flows. In 2025,
fee and other income in Wholesale
Transaction Banking performed well,
rising by 4% compared with 2024,
particularly from growth in Global Foreign
Exchange.
ÑFor more details on our strategic progress in
2025, see ‘Our strategy’ on page 12.
ÑFor more details on our businesses held for sale
and disposal groups, see Note 23 on the
financial statements on page 355.

HSBC Holdings plc Annual Report on Form 20-F
7

Strategic report	ESG review	Financial review	Risk review	Governance Report of the Directors	Financial statements	Additional information
Who we are
Founded in 1865, HSBC is one of the world’s largest banking and financial services organisations. We’re here to use our expertise, capabilities, breadth and perspectives to help open up a world of opportunity for our customers.

Our strategy
Our strategy supports our ambition to be the most trusted bank globally, putting customers at the heart of everything we do. We help meet our customers’ financial needs and support them to achieve their goals with our products and services, while navigating the complexities of the global market through our deep international network, supported with the stability and strength of our balance sheet.

Our priorities	▶	Be simple and agile	▶	Drive customer- centricity	▶	Deliver focused sustainable growth
ÑSee page 12 for further details on our strategy.		We aim to make fast, safe decisions – adapting to change by staying relevant, driving simplification and being future ready through technology and digitisation.		We are intensely focused on our customers – helping to deliver excellent outcomes, drive loyalty, and serve our customers for the long term through the depth of what we offer as a franchise.		As a leading international bank, we aim to drive long-term, sustainable growth, focused on areas of competitive strength.

Our organisational structure	Since 1 January 2025, the HSBC Group has operated through four new businesses to simplify our organisational structure and accelerate delivery against our strategic priorities.
Revenue by business ($bn)1
HK
$15.9bn
CIB
$27.6bn
UK
$12.9bn
IWPB
$14.5bn
1    Calculation based on revenue of our business
segments excluding Corporate Centre.

Hong Kong	UK

Our Hong Kong business has a leading market position. It comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank.	Our UK business has a leading market position. It comprises Retail Banking and Wealth (including first direct and M&S Bank) and UK Commercial Banking, including HSBC Innovation Bank.

Corporate and Institutional Banking	International Wealth and Premier Banking

Our CIB business is a market leader in
cross-border transaction banking and capital
markets. It integrates our Commercial
Banking business (outside the UK and Hong
Kong) with our Global Banking and Markets
business.
Our IWPB business comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset Management and Insurance businesses.

ÑSee pages 19 to 27 for further details on our four businesses and Corporate Centre.

Our values
At HSBC, our values guide us in all our actions – from strategic decisions to day-to-day interactions with customers and each other. Our values are rooted in HSBC’s history, heritage and character, and help us deliver on our purpose.

We get it done	We value difference	We take responsibility	We succeed together
Moving at pace and making things happen	Seeking out different perspectives	Holding ourselves accountable and taking the long view	Collaborating across boundaries

HSBC Holdings plc Annual Report on Form 20-F
8

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Chairman’s shareholder letter

Brendan Nelson Group Chairman

We delivered strong performance and material returns for our shareholders in 2025. By leveraging our unique global network and leading capabilities, we helped our customers see past the sustained uncertainty in the international environment and find the opportunities that are driving the global economy forward.

It is with great pride that I have begun my
tenure as Group Chairman of HSBC. I am truly
privileged to serve such a remarkable
institution, working alongside exceptionally
talented colleagues.
Our 161-year history is firmly rooted in the
objective set by HSBC’s founders – to
establish a bank in Hong Kong and Shanghai
that would facilitate local and international
trade.
By not losing sight of that foundational
objective and by remaining true to our purpose
and values, we have focused on what matters
most – our customers – moving forward
together through these most complex of
times.
Building on that forward momentum, the
Board and I will continue to closely partner
with our highly capable CEO, Georges
Elhedery, and his management team who are
accelerating the execution of our strategy,
with discipline and confidence.
A Modern HSBC: Simple and More Agile
A key catalyst for achieving that acceleration
was the introduction in January 2025 of our
new organisational structure centred on our
four businesses: Hong Kong, the UK,
Corporate and Institutional Banking, and
International Wealth and Premier Banking.
By halving the number of operating
businesses and significantly streamlining the
new Operating Committee of the Group, we
embarked on a journey to become a simple
and more agile organisation; a modern
institution that reflects its cherished legacy,
while embracing technological advances as a
core enabler of future growth,
competitiveness, and, ultimately, customer
aspirations.
Today, HSBC is clear on its core strengths,
investing to further develop our competitive
advantages and deliver sustainable growth,
with an entirely attainable ambition to be the
most trusted bank globally, putting customers
at the heart of everything we do.
Global Context
Global growth in 2025 was stronger than
expected, as the tariff-related headwinds were
offset by the significant momentum generated
by AI capital expenditure and trade growth,
and by the support provided by the ever-
resilient US consumer.
The global geopolitical context was marked by
continued uncertainty. The war in Ukraine,
which has entered its fifth year, and conflicts
in the Middle East and elsewhere, continue to
have significant human consequences.
In parallel, the changing approach to global
trade relations has increased economic
uncertainty. But as the resilience of global
trade growth demonstrates, the inter-
connectedness of the global economy,
underpinned by growing trade flows, is
compelling.
Faced with the re-configuration of the
globalised world, HSBC is optimally positioned
to help our customers capture the meaningful
opportunities that are driving the global
economy forward, across geographies and
throughout our unique global network. Our
strong financial performance and material
returns in 2025 point to that dynamic, along
with our focused approach to implementing
our strategic priorities.
2025 Performance
In 2025, we delivered reported profit before
tax of $29.9bn. Our return on average tangible
equity was 13.3%, or 17.2% excluding the
impact of notable items.
We delivered material returns for our
shareholders. The Board approved a fourth
quarterly dividend of $0.45 per share, bringing
the total dividend announced for 2025 to $0.75
per share. In addition, we announced two
share buy-backs in respect of 2025 worth a
total of $6bn.
Dividends paid in 2025, together with a more
than 49% increase in the share price, delivered
a total shareholder return for the year of more
than 57%.
With our realigned structure providing a
decisive impetus, we achieved broad-based
profit generation through geographic and
business diversification. Our performance
reflects that, as does our ability to invest for
growth, while continuing to optimise cost and
capital allocation. Indeed, we are keeping to
our committed objective of delivering $1.5bn
of organisational simplification savings and
expect to have taken the relevant actions to
achieve it by the end of June 2026, which is
six months earlier than planned.

HSBC Holdings plc Annual Report on Form 20-F
9

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Chairman’s letter
”Today, HSBC is clear
on its core strengths,
investing to further
develop our competitive
advantages and deliver
sustainable growth, with
an entirely attainable
ambition to be the most
trusted bank globally,
putting customers at
the heart of everything
we do.”

Against this backdrop, we believe that the
privatisation of Hang Seng Bank is a milestone
development that brings together two seminal
institutions that have served Hong Kong – a
home market for the Group – for generations.
We are absolutely committed to building on
that valued legacy. While respecting Hang
Seng’s heritage and retaining its brand and
distinct customer proposition, we will continue
to invest and build on the complementary
strengths of our businesses, to the benefit of
our valued customers and the communities
that we serve.
Sustainability
Our ambition remains to become a net zero
bank by 2050. Supporting our customers is
core to our strategy – financing their transition
is both critical to them and aligned to our net
zero ambition.
In November 2025, we published our updated
Net Zero Transition Plan, setting out our
commercially-grounded sustainability strategy,
which reflects the realities of an evolving
global transition. We also set out our updated
interim financed emissions targets, metrics
and associated policies, seeking to remain
science-aligned and compatible with our own
net zero ambition.
We believe that supporting our customers’
transition is one of the most significant roles
we can play in the global transition to net zero.
We aim to provide and facilitate between
$750bn and $1tn of sustainable finance and
investment by 2030. In 2025, we provided and
facilitated $102bn in sustainable finance and
investment, bringing our cumulative total to
$495.6bn since January 2020. This puts us on
track to meet our target by 2030.
Leadership and Board Changes
As I begin my first full year as Group
Chairman, I want to acknowledge and pay
tribute to Sir Mark Tucker’s remarkable
leadership and exemplary commitment to the
Group.
Over a period of eight years, Mark helped
steer HSBC through a number of
unprecedented challenges – a global
pandemic, decades-high inflation and profound
shifts in the trade and geopolitical landscape –
leaving the Group more profitable, resilient,
and strongly positioned for accelerated
growth. I am very grateful to him for the
trusted partnership, friendship, and his support
in ensuring a smooth handover.
We also announced the appointment of Wei
Sun Christianson as an independent non-
executive Director, with effect from 1 January
2026. Wei brings extensive banking and
regulatory experience gained over a 30-year
international career, including as Co-CEO of
Asia Pacific at Morgan Stanley.
Ann Godbehere will be stepping down as a
Director of the Company and retire from the
Board at our 2026 AGM. I want to thank Ann
for her considerable contributions to the HSBC
Board.
In October, we announced the appointment of
Angela McEntee as Group Company Secretary
with effect from 1 January 2026.
In 2025, the Board held meetings in Hong
Kong, India, and London. These were
invaluable opportunities to meet with valued
clients, government representatives,
regulators and colleagues.
We also had productive engagements with our
shareholders on important Group-related
issues at our Annual General Meeting in
London and at the Informal Meeting of our
Hong Kong Shareholders.
Year Ahead
We expect the global economy to expand in
2026. Despite significant policy uncertainty,
global trade is also set to grow, supported by
the expansion of new trade corridors and the
boom in AI hardware demand. Inflation should
continue drifting downward, although with
divergence across markets. Somewhat
uneven growth across industries and
geographies could contribute to periodic
financial volatility.
In China, a stronger policy push should anchor
its growth, and we expect it to broadly
maintain its expansion pace of recent years, as
structural reforms start to gain traction. As part
of its continued economic transformation, the
emphasis will be on strengthening domestic
demand – particularly consumption, but also
investment. Services consumption will benefit
from government policy priorities, as will
technology development. Hong Kong will
continue to benefit as the super-connector
between mainland China and the rest of the
world. Buoyant markets and improvements in
consumption are expected to support its
growth this year.
Elsewhere in Asia, robust consumption and
rising exports generated impressive growth in
a number of markets, in ASEAN in particular.
That combination is expected to continue in
2026. In India, domestic demand will likely be
the main driver of growth, reflecting robust
consumption, as well as ongoing government
infrastructure investment.
Economic diversification continues in the
Middle East, with deep capital reserves being
deployed into significant investments in
infrastructure, technology, and human capital.
The Asia–Middle East trade, investment, and
travel corridor continues to grow.
Europe’s economy will be supported by fiscal
expansion, particularly in Germany, coupled
with lower effective interest rates and steady
consumption growth. We see euro area
growth maintaining its recent pace over the
next year. In the UK, greater fiscal headroom
should give markets and businesses more
confidence. Lower expected inflation and
interest rates should provide a tailwind for
consumption growth.
The US should be a key driver of global
growth, reaping the benefits of sizeable
investments in AI, tax cuts and incentives, as
well as substantial deregulation.
Our Colleagues
I will end where I began, by recognising and
wholeheartedly thanking our HSBC colleagues.
They are the ones who deliver for our
customers, day in and day out, with
excellence, dedication, and respect.
They are the backbone of the Group,
embodying our high-performance culture.
Their commitment to our customers and to
maintaining and further strengthening the
relationships we have built with them is what
set us apart in 2025 and what will help us
thrive going forward, to the benefit of our
shareholders.
Brendan Nelson
Group Chairman
25 February 2026

HSBC Holdings plc Annual Report on Form 20-F
10

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Group CEO’s shareholder letter

Georges Elhedery Group CEO

RoTE ø
13.3%
(2024: 14.6%)
RoTE excluding notable items ø
17.2%
(2024: 15.6%)
Profit before tax
$29.9bn
(2024: $32.3bn)
Dear fellow shareholders,
In previous letters I set out a clear agenda to
unlock HSBC’s full potential. 2025 marked a
year of decisive action and swift execution.
We are performing, transforming and investing
for growth as demand for globally-connected
financial services increases, especially in the
world’s fastest-growing regions.
We have aligned our structure with our
strategy and strengthened our four
complementary businesses. We are becoming
a simple, more agile, focused bank built for a
fast-changing world. One that stays true to our
strong foundations and hallmark financial
strength yet moves with the speed our
customers need to navigate the modern
world.
The dynamic market environment shows why
our global network, deep local expertise built
over generations and financial strength set us
apart. It also shows why our customers
continue to turn to us as their reliable and
trusted financial partner.
New targets: 2026-2028
Last February, we set out a three-year target
of a mid-teens return on average tangible
equity (‘RoTE’) in each of the three years from
2025 to 2027, excluding notable items. We
made clear progress against this target in
2025. That is why we are now raising our
ambition and targeting 17% RoTE or better in
each year from 2026 to 2028, excluding
notable items. We are also targeting year-on-
year revenue growth over the same period
rising to 5% in 2028 compared with 2027,
excluding notable items. We maintain our
dividend payout ratio target basis of 50% in
2026, 2027 and 2028. Our target basis payout
ratio is calculated as a percentage of EPS,
excluding material notable items and related
impacts.
Strong performance
On a reported basis, profit before tax of
$29.9bn fell 7% year-on-year due to the impact
of notable items. These included dilution and
impairment losses of $2.1bn related to
BoCom, legal provisions of $1.4bn and $1.0bn
of restructuring and other related costs
associated with our organisational
simplification. On this basis, we delivered a
RoTE of 13.3%.
Excluding notable items, our RoTE was 17.2%
achieving our ‘mid-teens, or better’ target. Our
revenue increased 5% year-on-year to $71bn
and our profit before tax grew 7% to $36.6bn,
excluding notable items on a constant
currency basis. Our common equity tier 1
(‘CET1’) capital ratio was 14.9%, reflecting our
long-standing financial strength.
We maintained tight cost discipline, managing
target basis cost growth to around 3%,
thereby achieving our target. This strong
performance enabled us to announce a total
ordinary dividend per share for 2025 of $0.75,
or $12.9bn, an increase of 14% on the prior
year. In addition, we completed $6bn of share
buy-backs taking total returns to $18.9bn.
Momentum
Our four businesses are built on customer
trust and performed well. Revenue and
deposits grew in each and all four delivered
RoTE of mid-teens, or better, excluding
notable items. We saw growth accelerate in
areas of core strength and we are actively
investing in modern technology to enhance
innovation, productivity and customer
experience.
Turning to business-line performance on a
year-on-year and constant currency basis, our
market-leading Hong Kong business generated
revenue of $15.9bn, or 6% growth. Our
deposit base grew by 7% to more than
$540bn, helping us maintain our number one
position in Hong Kong with market share of
25%. Our UK business delivered revenue of
$12.9bn, an increase of 5%, supported by
robust balance sheet growth with customer
loans increasing by 6% to more than $300bn.
CIB increased revenue by 3% to $27.6bn, and
we generated $13.1bn of fee and other
income, which was 7% higher than the prior
year.

HSBC Holdings plc Annual Report on Form 20-F
11

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group CEO's letter
“We are becoming
a simple, more agile,
focused bank built for
a fast changing world.”
In 2025, we facilitated around $900bn in trade,
which is comparable to the economic output
of a G20 economy. This represents the
equivalent of around $2.5bn of goods and
services moving through our global network
every single day. This scale, which gives
access to 86% of world trade flows, is why
we were voted in a survey of 13,000
corporates as Euromoney’s ‘World’s Best
Trade Finance Bank’ for the ninth consecutive
year. Across our network we processed
around $500tn of payment transactions in 130
currencies, equivalent to almost $1bn every
minute. That is why 30,000 customers
surveyed by Euromoney voted HSBC the
number one payments bank in products,
services and technology.
In IWPB, revenue was $14.5bn, an increase of
5%. Wealth fee and other income across all
our businesses was $9.4bn, up 24%. At 31
December 2025, bank-wide Wealth balances
were $2.1tn, of which more than $1tn was
booked in Asia, reflecting our position as the
leading wealth manager in Asia and the Middle
East. Given the importance of managing
customer deposits as well as their invested
assets, we are changing our wealth
disclosures. In 2026, we will replace Invested
assets (2025: $1.5tn) with a new calculation of
Wealth balances. The new disclosure adds our
wealth customers’ deposits of $608bn and
removes $580bn of Asset Management third-
party distribution assets. On this new basis,
Wealth balances in 2025 were $1.6tn.
In 2025, we were pleased to update our Net
Zero Transition Plan, which reaffirms our
ambition to become a net zero bank by 2050
and emphasises the importance of supporting
our customers in their transitions.
Discipline
We expect to have taken action to deliver our
$1.5bn organisational simplification saves by
the first half of 2026, six months ahead of
plan. The initiative is designed to make HSBC
simple and more agile with an immaterial
revenue impact. Cost efficiency is one of the
key benefits, clearer accountability and greater
collaboration are others. The saves will be
taken straight to the bottom line.
We have reviewed our portfolio against our
strategic priorities and are moving at pace to
exit non-strategic or low-returning activities.
This initiative is expected to release $1.5bn of
incremental investment capacity, which we
are actively reallocating to areas of competitive
strength where we can generate accretive
returns. In 2025, we announced 11 exits, of
which three have fully completed. These are in
addition to the two transactions we
announced in 2024.
Taken together, the completed and announced
exits will generate $0.7bn in annualised cost
savings and exits in active execution, including
activities under strategic review, are expected
to generate a further $0.6bn.
Following the privatisation of Hang Seng Bank,
reported cost synergies across HSBC and
Hang Seng Bank will release $0.3bn, which
we will direct towards growth opportunities in
Hong Kong. To reflect this, we are increasing
our medium-term cost reallocation
commitment from $1.5bn to $1.8bn.
Investing for growth
Our $13.7bn privatisation of Hang Seng Bank
brings together 255 years of history and
heritage, combining global reach and local
depth. It allows us to scale capabilities across
both banks for all customers. Hong Kong is a
dynamic economy, a top three global financial
centre and a thriving trade gateway. It is a
super-connector between mainland China and
the world. It is also poised to become the
world’s leading cross-border wealth hub by
2029. The privatisation of Hang Seng Bank
reflects our confidence and conviction in Hong
Kong’s future growth.
In our home markets, we are expanding the
number of Wealth Centres and enhancing our
wealth capabilities. In Hong Kong we opened
five new state-of-the-art Wealth Centres. They
provide a space where our Private Banking and
Premier customers can meet our wealth
specialists to plan, invest and manage their
long-term financial future. In the UK, our
flagship Wealth Centre launched in Mayfair,
London, and we opened a second in Leeds, a
major regional wealth hub.
Also in the UK, investment in our Business
Banking coverage model is generating results.
We are growing customer numbers, lowering
attrition rates and seeing greater advocacy.
In IWPB we opened a further 20 new Wealth
Centres focusing on Asia and the Middle East,
excluding those in markets under strategic
review. These are in many of the world’s
fastest-growing wealth economies, such as
mainland China, Singapore and the UAE. We
became the world’s first global asset manager
to establish an onshore platform in the UAE,
offering retail and institutional investors access
to 10 new funds. We refreshed our Premier
proposition for affluent customers in four
markets and it is now live in seven.
In CIB, we are using digital innovation to serve
customers faster. Our tokenised deposits now
offer next-generation real time payments
across our network. They are available in Hong
Kong, Singapore, the UK and Luxembourg.
Other markets will follow in 2026. With
mobile-first consumers changing customer
payment choices, we are changing digital
wallet collection capabilities. Our Digital
Merchant Services solution allows
omnichannel payments, making e-commerce
easier and more efficient for retailers. It is
currently available in Hong Kong, India and
Singapore, with six more markets launching in
2026.
We are also reengineering HSBC while
focusing on resilience and risk management.
We are modernising the bank through AI and
automation to enhance customer experience,
increase productivity and boost efficiency. We
have more than 100 GenAI active use cases
and are increasing AI partnerships to
accelerate adoption of cutting-edge
technologies. More than 31,000 of our
engineers now use an AI-enabled coding
assistant and our HSBC Productivity Suite tool
is available to around 85% of our colleagues to
help summarise, analyse and translate
documents.
High performance culture
A clear strategy sets our direction. A strong
culture is what turns it into results. This is why
we are investing to build a high-performance
culture. First, we refreshed our ambition: ‘To
be the most trusted bank globally, putting
customers at the heart of everything we do’.
Second, we launched six new Leadership
Principles and How We Lead, our new Group-
wide leadership framework. All our senior
leaders, and the broader Managing Director
cohort, have now attended a two-day How We
Lead event and 86% surveyed believe it is
creating a positive cultural change. In 2026, we
will roll it out to our broader people leaders
globally. In the spirit of our Leadership
Principle that ‘great leaders build better
leaders’, more than 150 of our senior leaders
will facilitate a How We Lead event in 2026.
Our people
I would like to thank Sir Mark Tucker for his
exceptional leadership over the last eight years
and congratulate Brendan Nelson on his
appointment as Group Chairman. I look
forward to continue working with Brendan as
we pursue our clear agenda to unlock HSBC’s
full potential.
I would also like to take this opportunity to
thank all my colleagues for their many valuable
contributions to our results. It is a privilege to
work with such talented people. Their
dedication, commitment and passion to deliver
for our customers truly differentiates HSBC
and is key to delivering sustainable long-term
growth for you, our shareholders.
Georges Elhedery
Group CEO
25 February 2026

HSBC Holdings plc Annual Report on Form 20-F
12

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Our strategy
In 2025, we continued to implement our strategy that supports our ambition to be the most trusted bank globally, putting customers at the heart of everything we do.

A growing, high-returning HSBC
Our strategic priorities remain clear: we aim to
drive customer-centricity, deliver focused
sustainable growth, and be simple and more
agile.
We are intensely focused on our customers.
The depth and quality of our customer
relationships and our ability to connect
customers globally help enable us to deliver
best-in-class products and service excellence.
Each of our four businesses is built on trust, as
demonstrated by our $2.1tn Wealth balances
and our $500tn annual payment volumes.
We are driving focused sustainable growth by
targeting areas of competitive strengths. The
privatisation of Hang Seng Bank is an example
of this. The transaction allows us to further
capture the growth opportunities in Hong Kong,
one of our home markets where we are already
the number one bank1. All four of our
businesses are high-returning, delivering mid-
teens or better RoTE individually.
We aim to be a simple and agile organisation
in accordance with the strategy we set out in
2024. We simplified our organisation down to
four connected businesses. We are also
exiting non-strategic businesses at pace,
freeing up investment to grow our core
businesses where we have scale and
competitive advantage.
1Based on deposit market share. Source: Hong
Kong Monetary Authority (‘HKMA’).

Strong performance in 2025
We delivered a strong set of results in 2025.
Our reported revenue was $68.3bn. On a
constant currency basis and excluding notable
items, our revenue was $71.0bn, 5% higher
compared with 2024.
Our reported profit before tax was $29.9bn.
On a constant currency basis and excluding
notable items, we grew our profit before tax
by 7% to $36.6bn.
We continue to grow our deposit base. On a
constant currency basis, customer deposits
increased by $68bn during 2025 and reached
$1.8tn as at 31 December 2025.
In 2025, we achieved a RoTE of 13.3%.
Excluding the impact of notable items, RoTE
was 17.2%, achieving our RoTE target of ‘mid-
teens or better’. We delivered a 15.6% RoTE
excluding notable items in 2024.
Our strong performance in 2025 allowed us to
announce ordinary dividends of $0.75 per
share to our shareholders, compared with
$0.66 in 2024.
CIB
$11.4bn
RoTE excluding notable items ø
17.2%
(2024: 15.6%)
Reported profit before tax by business
segment ($bn)
IWPB
$4.4bn
HK
$9.6bn
UK
$6.7bn

Reshaping and focusing the Group
We continued to make progress in reshaping
the Group. We announced a further 11 exits in
2025. These included our business in Malta,
Sri Lanka retail banking, our UK life insurance
business, our Germany custody and fund
administration businesses, our stake in Grupo
Financiero Galicia, our French retained
portfolio of home and certain other loans, our
Uruguay business, our Bangladesh retail
banking business, equity capital markets
(‘ECM’) and mergers and acquisitions (‘M&A’)
in the US, UK and Europe, and our Bahrain
retail banking unit.
The targeted strategic reviews of our retail
businesses in Australia, Indonesia and Egypt
remain underway, on which no decisions have
been made. We remain committed to our
wholesale banking activities in these markets.
In addition, we commenced a strategic review
of HSBC Life Singapore.
We completed the privatisation of Hang Seng
Bank on 26 January 2026. This transaction will
further simplify the Group and deepen our
presence in one of our home markets where
we are already the market leader.
We are committed to serving Hong Kong with
two iconic brands. We intend to retain Hang
Seng Bank as a separately-licensed bank with
its own governance, brand, distinct customer
proposition and branch network. We aim to
strengthen both the HSBC and Hang Seng
brands by focusing on their competitive
advantages, while allowing customers to
choose where to bank.

Connectivity – our key strength
Connectivity distinguishes HSBC. We have
four deeply-connected businesses that
complement each other. CIB and IWPB are
leading global franchises that serve the Group
by providing a wide range of products and
capabilities. Hong Kong and the UK are our
home markets where we have substantial
retail and wholesale distribution networks.
Our customers choose us because we are a
trusted bank with extensive international
connectivity. We connect customers across
borders in our 56 markets. We are well placed
to help our clients manage increased
complexity as global trade reconfigures, and
their wealth and investment needs globally.
We partner with our clients for the long term as
their business and wealth grow over time. We
are one of the few global universal banking
franchises that offer our clients a full banking
product suite and services for their diverse
financial needs. We serve clients from small
businesses to global institutions, from retail
customers to ultra-high net worth individuals.
As our customers grow, they grow with us.

HSBC Holdings plc Annual Report on Form 20-F
13

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Strategy
Our home markets
Hong Kong
Our Hong Kong business generated revenue
of $15.9bn in 2025, growing by 6% on a
constant currency basis. We have the market-
leading banking franchise in Hong Kong1. Our
deposit base grew by 7% to over $540bn,
maintaining our number one position in market
share1 in Hong Kong at 25.4%2. We also
consistently lead peers in customer
satisfaction, retaining the number one position
in strategic net promoter scores (‘NPS’)3. In
our Commercial Banking (‘CMB’) business, we
focused on strengthening our market position
across multiple products. In trade finance, we
maintained our strong performance with a
market share of 32.6%2. We continued to
solidify and grow our Retail Banking and
Wealth (‘RBW’) business. We welcomed over
1.1 million new-to-bank customers, bringing
the total to over seven million4, and we
opened five new Wealth Centres in 2025.
These achievements reflect our ongoing
commitment to growth, customer satisfaction
and long-term value creation.
UK
Our UK business delivered revenue of $12.9bn
in 2025, an increase of 5% on a constant
currency basis, supported by robust balance
sheet growth, with customer loans increasing
by 6% to over $300bn. We continue to
support key growth sectors in the UK
economy, with our CMB business voted the
‘Best Bank for Corporates’ in the UK by
Euromoney for the second consecutive year.
We see an opportunity to build share in the
small and medium-sized enterprise (‘SME’)
segment and have introduced fee-free banking
for SME clients. In our RBW business, we aim
to support customers to manage and grow
their wealth. Following the relaunch of our
Premier proposition, we rolled out ‘Funds on
Mobile’ to make it easier for customers to buy,
sell and trade funds via the HSBC app, in
addition to opening two new Wealth Centres.
We continued to build on our mortgage
franchise, growing balances by $9bn on a
constant currency basis, taking market share
to 8.1%5.
32.6%
Trade finance market share in Hong Kong2
8.1%
Mortgage market share in the UK5
1HSBC internal analysis based on HSBC Group
deposit balances in Hong Kong as of 30 June
2025, and the financial data presented in the
2Q25 interim financial reports of 12 selected peer
banks.
2Market share refers to HSBC Group balances in
Hong Kong compared with the HKMA Hong
Kong market data as of December 2025.
3    Strategic NPS ranking based on a survey by
third-party vendors, InMoment and MDRi Asia
Limited. Scores pertain to our Retail Banking and
Wealth business only.
4    New-to-bank and total customer numbers
exclude Hang Seng Bank customers.
5    Source: Bank of England. Retail mortgages only.

Our network business
Corporate and Institutional Banking
In CIB, revenue was $27.6bn, an increase of
3% compared with 2024 on a constant
currency basis. HSBC continued to be a
leading global wholesale transaction bank.
Bank-wide, we generated $10.9bn of
wholesale transaction banking fees and other
income in 2025, which was 4% higher
compared with 2024. We also grew our
deposits by $10bn in 2025, bringing the total
to $600bn. We facilitated around $900bn in
trade6, and were ranked number one in 21
markets around the world7. In Global
Payments Solutions (‘GPS’), HSBC was
recognised as the number one Global Cash
Management service provider in products,
service and technology8. In Foreign Exchange,
we were named the ‘World’s Best FX Bank for
Corporates’9. In addition, we were recognised
as ‘Asia’s Best Bank for Securities Services’ by
Euromoney. We continued to invest in
innovative technologies to help build a bank for
the future. We launched a Tokenised Deposit
Service in four markets, enabling continuous
access to real-time settlement for corporate
clients.
International Wealth and Premier
Banking
In IWPB, revenue was $14.5bn, an increase of
5% compared with 2024 on a constant
currency basis. We continued to execute our
bank-wide Wealth strategy in 2025. Our
Premier 3.0 service is now live in seven
markets and we opened 29 new Wealth
Centres across the Group, including seven in
our home markets. Bank-wide Wealth fee and
other income was $9.4bn, up 24% on a
constant currency basis, delivering on our
ambition of ‘double-digit’ growth. At 31
December 2025, wealth balances across all
our businesses were $2.1tn, of which $1.2tn
was booked in Asia, making us a leading
wealth manager in the region. We attracted
bank-wide net new invested assets of $80bn
in 2025, with $39bn booked in Asia. In our
insurance business, our insurance
manufacturing contractual service margin
(‘CSM’) grew by 21% to $14.6bn, which is a
store of potential future revenue for us.
c.$900bn
Trade volumes facilitated6
$2.1tn
Wealth balances
increased by 16% compared with 2024
6HSBC internal management information.
7    Source: Euromoney Trade Finance Survey in
2025.
8Source: Euromoney Cash Management Survey
2025.
9Source: Euromoney Foreign Exchange Awards
2025.

Performance across geographies
We have an established presence in a number
of markets globally. We are particularly
focused on mainland China, India, Singapore
and the UAE. These markets are especially
well connected to international trade, wealth
and investment flows and are key to our
strategy.
In 2025, we reported profit before tax of
$1.1bn in our mainland China business,
including a loss of $2.1bn related to the
dilution and impairment of our associate
BoCom. We continued to support our
customers expanding internationally, where
we serve approximately half of Fortune Global
500 companies. We were recognised as the
‘Best International Bank’ by Euromoney in
2025. We continued to perform strongly in
Wealth, where Wealth invested assets grew
by 37% compared with 2024, driven by strong
wealth distribution and growth in Private
Banking.
In Singapore, we generated profit before tax of
$1.5bn, and we remain the largest foreign
bank10. Singapore is our primary wholesale
offshore booking centre and wealth hub within
the ASEAN region. In 2025, we were
recognised by Euromoney as the ‘Best Bank for
Large Corporates’. Singapore, where we
opened two new Wealth Centres, is our largest
Wealth business outside our home markets and
fast growing. Wealth fee and other income
grew by 27% and our Wealth invested assets
surpassed $100bn for the first time.
10Based on 9M25 profit before tax, using peers’
published results.

HSBC Holdings plc Annual Report on Form 20-F
14

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Strategy
Performance across geographies (continued)
In India, we reported a profit before tax of
$1.9bn and continued to be the largest foreign
bank1. We are the leading bank for multinational
companies, of which around 50% bank with us2.
We launched HSBC Innovation Bank with a
$1bn financing pool and launched new digital
propositions in Payments and Trade. Our ECM
issuance grew more than 60% in 2025. We
expanded to four new cities with wealth and
international potential, remained the top wealth
manager across foreign banks3 and were the
first bank to launch international wealth
solutions in GIFT City4.
In the UAE, we generated $0.8bn in profit
before tax, and are the largest foreign bank5 .
We continued to further strengthen our
leadership in Corporate and Institutional
Banking. We were named ‘Best Investment
Bank’ in the Middle East6, including being top
ranked in debt capital markets in the region for
the fifth consecutive year7. Our UAE wealth
business saw strong growth, with invested
assets up 33% and international new-to-bank
customers up 12%. In 2025, we launched
Premier 3.0, opened a new Wealth Centre, and
introduced 10 new asset management funds.
1    HSBC internal analysis based on 1H25 revenue,
deposits and advances, using peers’ published
results.
2    Source: Ministry of Commerce of India.
3    By Wealth AUM. Source: Indian Mutual Fund
Industry.
4    Gujarat International Finance Tec-City.
5    HSBC internal analysis based on 9M25 revenue,
deposits and advances, using peers’ published
results.
6    Euromoney Awards for Excellence 2025.
7    Source: Bloomberg league table.

Deposit strength core to our strategy
The strength of our franchise is built on the
solid foundation of our $1.8tn deposit base,
which is comprised primarily of current and
savings accounts. We are proud of our
deposit strength, which is a product of the
trust of our customers and an important
source of funding for us, and forms the
foundation of our financial stability.
We have customer loans of $1.0tn, excluding
held for sale assets, representing 55% of
customer deposits. We operate with a
surplus of customer deposits relative to
loans in each of our four franchises and in
our major operating entities, including The
Hongkong and Shanghai Banking Corporation
Limited, HSBC UK and HSBC Bank plc.
$1.8tn
Customer deposit balances
(2024: $1.7tn)

Improving operational excellence through artificial intelligence
In 2025, we accelerated the adoption of
Generative AI (‘GenAI’) across HSBC, moving
from experimentation to scaled delivery.
Today, we have over 100 GenAI solutions in
use and a strong pipeline of use cases in
development. Our adoption of AI is
underpinned by our people, and we continue
to invest in training and tooling to support
staff in their roles. Around the globe, around
85% of our colleagues have access to our
large language model-based productivity
tool, HSBC Productivity Suite, which helps
them to analyse and translate documents,
summarise information and generate insights.
While the progress this year has been
significant, the opportunity ahead is far
greater. Our strategic partnership with Mistral
strengthens our commitment to scale GenAI
capabilities and we will continue to prioritise
areas that matter most to our customers and
colleagues, and drive performance. Through
2026, we intend to expand enterprise-wide
adoption of AI tools and strive to embed AI
deeper into our core processes.
>100
GenAI solutions in use

Our ambitions
Revenue growth rising to 5% YoY
We are focused on growth opportunities
within our strategy that play to our strengths,
while maintaining tight cost discipline and
continuing to invest in growth and efficiency.
We are targeting revenue growth rising to 5%
year-on-year by 2028 on a constant currency
basis excluding notable items. We see growth
opportunities in each of our four businesses. In
Hong Kong, we intend to consolidate market
leadership with the privatisation of Hang Seng
Bank. In the UK, we see the opportunity to
continue building our mortgage franchise and
build share in SME banking. In IWPB, we
intend to particularly focus on building our
successful wealth business, especially in Asia
and the Middle East. In CIB, the opportunities
include further expanding our international
network business and transaction banking.
Having simplified our approach to now include
a revenue growth target, we no longer provide
separate guidance on Wealth fee and other
income growth.
RoTE of 17% or better
Underpinned by the momentum in our earnings
and the positive progress we are making in our
strategic execution, we are targeting a RoTE
excluding notable items of 17% or better for
each of 2026, 2027 and 2028.
Capital generation
Our business model is designed to be highly
capital generative. In 2025, our CET1 capital
ratio was 14.9%, remaining stable compared
with 31 December 2024. During the calendar
year, we paid $5.2bn ordinary dividends with
respect to 2025, and we expect to pay a
further $7.7bn through the fourth interim
dividend with respect to 2025. We aim to
maintain a CET1 capital ratio in the range of
14-14.5% over the medium term8. Capital may
fall below our target range during the first half
of 2026 owing to the privatisation of Hang
Seng Bank. We plan to address this through
organic capital generation and pausing share
buy-backs until CET1 capital is back within or
above this range. A decision to recommence
buy-backs will be subject to our normal buy-
back considerations and process on a quarterly
basis.
Our primary use of capital generation is to pay
an ordinary dividend of 50% of profit
attributable to ordinary shareholders, excluding
material notable items and related impacts (our
dividend payout ratio target basis9). Our
preferred use of capital after paying the
dividend is to support the growth of our four
businesses.
Our targets for 2026-2028
Rising to 5%
Revenue growth YoY by 2028, on a constant
currency basis excluding notable items9
17% or better
RoTE excluding notable items target for 2026,
2027 and 20289
50%
Dividend payout ratio target basis, 2026-20289
8Medium term is defined as 3-5 years from 1
January 2026.
9    We do not reconcile our forward guidance on
revenue on a constant currency basis excluding
notable items, RoTE excluding the impact of
notable items or dividend payout ratio target
basis to their equivalent reported measures.

HSBC Holdings plc Annual Report on Form 20-F
15

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial overview

Performance compared with our 2025 Group financial targets
Return on average tangible equity
excluding notable items ø
17.2%
(2024: 15.6%)
In 2025, RoTE was 13.3%, a decrease of 1.3
percentage points from 2024.
For the purposes of measuring performance
against our Group target, we adjust RoTE to
exclude notable items.
RoTE excluding notable items was 17.2%, an
increase of 1.6 percentage points compared
with 2024 and above our mid-teens target for
2025.
To better align with market practice, from our
2025 full-year results we no longer adjust the
‘average tangible equity‘ for the post-tax
impact of notable items in each period. We
have re-presented comparatives on the
revised basis. This revision improved RoTE
excluding notable items by 16bps in 2025. In
2024, this revision had a 34bps adverse
impact.
ÑSee pages 65 and 107 for further detail on RoTE
excluding notable items.
ÑSee page 65 for further details on notable items.
Target basis operating expenses ø
$33.5bn
(2024: $32.5bn)
In 2025, operating expenses of $36.4bn
increased by $3.4bn or 10%, on a reported
basis.
Target basis operating expenses grew by 3%
compared with 2024 in line with our target of
approximately 3%. This primarily
reflected higher planned spend in technology,
higher performance-related pay and the impact
of inflation.
Our target basis operating expenses exclude
the direct cost impact of the business
disposals in Canada and Argentina, notable
items and the impact of retranslating the prior
year results of hyperinflationary economies at
constant currency.
Our target basis operating expenses included
the impact of simplification-related savings
associated with our reorganisation, which
generated $0.6bn of cost reductions in 2025.
We are on track to have taken actions to
deliver our $1.5bn annualised cost reduction
by the end of June 2026, which is six months
earlier than planned.
ÑSee page 109 for a reconciliation of target basis
operating expenses to reported operating expenses.
Capital and dividend policy
CET1 ratio
14.9%
(2024: 14.9%)
Dividend payout ratio in respect of 2025
50%
on a dividend payout ratio target basis ø
At 31 December 2025, our CET1 capital ratio
was 14.9%, which was higher than our
medium-term target range of 14% to 14.5%.
We intend to continue to manage the CET1
ratio within this range.
The total dividend per share announced in
respect of 2025 was $0.75. On a dividend
payout ratio target basis this resulted in a
payout ratio of 50% of earnings per share. For
the purposes of computing our target basis
dividend payout ratio, we exclude from
earnings per share material notable items and
related impacts.
ÑSee page 110 for a reconciliation of basic
earnings per share excluding material notable
items and related impacts to basic earnings per
share.

Basis of presentation
Constant currency performance
Constant currency performance is computed
by adjusting reported results of comparative
periods for the effects of foreign currency
translation differences, which distort period-
on-period comparisons. Constant currency
performance provides useful information for
investors by aligning internal and external
reporting, reflecting how management
assesses period-on-period performance.
Notable items and material notable items
We separately disclose ‘notable items‘, which
are components of our income statement that
management considers as outside the normal
course of business and generally non-recurring
in nature. Certain notable items are classified
as ‘material notable items’, a subset of notable
items. Categorisation as a material notable
item is dependent on the nature of each item
in conjunction with the financial impact on the
Group’s income statement, and are excluded
from our target basis dividend payout ratio
calculation and earnings per share measure.
Material notable items in 2025 or relevant
comparative periods relate to the following:
–Income statement impacts associated with
actions to exit or wind down certain
businesses to redeploy costs from non-
strategic activities (reported under
‘Disposals, wind-downs, acquisitions and
related costs’ in notable items).
–Dilution and impairment losses on our
investment in BoCom.
–A legal provision following developments in
a claim in Luxembourg relating to the
Bernard L. Madoff Investment Securities
LLC fraud.
Impact of strategic transactions
To aid the understanding of our results, we
separately disclose the impact of strategic
transactions classified as material notable
items on the results of the Group and our
business segments. The distorting impact of
the operating income statement results related
to acquisitions and disposals that affect period-
on-period comparisons primarily related to our
disposals in Canada and Argentina.
Management view of revenue on a
constant currency basis
We provide breakdowns of revenue for each
of our business segments on a constant
currency basis by major product. These reflect
the basis on which revenue performance of
the businesses is assessed and managed. In
the management view of revenue, notable
items are presented separately. We group
certain products in a consistent manner across
our business segments. Wholesale transaction
banking comprises our Global Foreign
Exchange, Global Payments Solutions (‘GPS’),
Global Trade Solutions (‘GTS’) and Securities
Services businesses. Wealth comprises our
Investment Distribution, Insurance, Private
Bank and Asset Management businesses.
On page 18, we provide a summarised
management view of revenue for the Group‘s
results to supplement the Group‘s reported
revenue performance using the product
grouping used to manage and assess our
segmental performance.
ÑSee page 92 for further details on the impact of
strategic transactions.
ÑSee page 65 for further details on basis of
preparation and use of alternative performance
measures.
ÑSee pages 88 to 90 and pages 97 to 102 for
details of notable items in our business segments
and legal entities.

HSBC Holdings plc Annual Report on Form 20-F
16

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial overview
Key financial metrics

	For the year ended 31 Dec
Reported results	2025	2024	2023
Profit before tax ($m)	29,907	32,309	30,348
Profit after tax ($m)	23,131	24,999	24,559
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	68,274	65,854	66,058
Cost efficiency ratio (%)	53.4	50.2	48.5
Net interest margin (%)	1.59	1.56	1.66
Basic earnings per share ($)	1.21	1.25	1.15
Diluted earnings per share ($)	1.20	1.24	1.14
Dividend per ordinary share (in respect of the period) ($)[1]	0.75	0.87	0.61
Dividend payout ratio (%)[2]	50	50	50

Alternative performance measures ø
Constant currency profit before tax ($m)	29,907	32,384	29,802
Constant currency revenue ($m)	68,274	66,009	65,040
Constant currency banking net interest income ($m)	44,084	43,550	42,515
Constant currency cost efficiency ratio (%)	53.4	50.2	48.7
Constant currency profit before tax excluding notable items ($m)	36,617	34,181	32,841
Constant currency revenue excluding notable items ($m)	71,020	67,591	64,835
Constant currency profit before tax excluding notable items and strategic transactions ($m)	36,617	33,768	N/A
Constant currency revenue excluding notable items and strategic transactions ($m)	71,020	66,377	N/A
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.39	0.34	0.31
Basic earnings per share excluding material notable items and related impacts ($)	1.51	1.31	1.22
Return on average ordinary shareholders’ equity (annualised) (%)	12.3	13.6	13.6
Return on average tangible equity (annualised) (%)	13.3	14.6	14.6
Return on average tangible equity excluding notable items (annualised) (%)	17.2	15.6	16.0
Target basis operating expenses ($m)	33,464	32,478	N/A
	At 31 Dec
Balance sheet	2025	2024	2023
Total assets ($m)	3,233,034	3,017,048	3,038,677
Net loans and advances to customers ($m)	988,399	930,658	938,535
Constant currency net loans and advances to customers ($m)	988,399	970,778	955,706
Customer accounts ($m)	1,786,828	1,654,955	1,611,647
Constant currency customer accounts ($m)	1,786,828	1,719,240	1,641,000
Average interest-earning assets, year to date ($m)	2,190,078	2,099,285	2,161,746
Loans and advances to customers as % of customer accounts (%)	55.3	56.2	58.2
Total shareholders’ equity ($m)	198,225	184,973	185,329
Tangible ordinary shareholders’ equity ($m)	165,153	154,295	155,710
Net asset value per ordinary share at period end ($)	10.36	9.26	8.82
Tangible net asset value per ordinary share at period end ($)	9.64	8.61	8.19

Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[3,4]	14.9	14.9	14.8
Risk-weighted assets ($m)[3,4]	888,647	838,254	854,114
Total capital ratio (%)[3,4]	20.5	20.6	20.0
Leverage ratio (%)[3,4]	5.3	5.6	5.6
High-quality liquid assets (liquidity value) ($m)[4,5]	702,123	649,210	647,505
Liquidity coverage ratio (%)[4,5]	137	138	136
Net stable funding ratio (%)[4,5]	143	143	138

Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,140	17,918	19,006
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,276	18,062	19,135
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,427	18,357	19,478
ÑFor reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 88. Definitions and calculations of other alternative performance measures are included in ‘Reconciliation of alternative performance measures’ on page 106.
1In 2024, dividend per share includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to
Royal Bank of Canada.
2Our dividend payout ratio is adjusted for material notable items and related impacts, including all associated income statement impacts relating to those items.
3Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Effective 1
January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on 28 June 2025.
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
quarters.

HSBC Holdings plc Annual Report on Form 20-F
17

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial overview
Income statement results
2025 compared with 2024

Movement in reported profit before tax compared with 2024
	2025	2024	2023	2025 vs 2024		of which strategic transactions[1]
Reported results	$m	$m	$m	$m	%	$m
Revenue	68,274	65,854	66,058	2,420	4	(1,936)
– of which: net interest income	34,794	32,733	35,796	2,061	6	(1,628)
ECL	(3,850)	(3,414)	(3,447)	(436)	(13)	87
Net operating income	64,424	62,440	62,611	1,984	3	(1,849)
Total operating expenses	(36,428)	(33,043)	(32,070)	(3,385)	(10)	606
Operating profit	27,996	29,397	30,541	(1,401)	(5)	(1,243)
Share of profit in associates and joint ventures less impairment	1,911	2,912	(193)	(1,001)	(34)
Profit before tax	29,907	32,309	30,348	(2,402)	(7)	(1,243)
Tax expense	(6,776)	(7,310)	(5,789)	534	7
Profit after tax	23,131	24,999	24,559	(1,868)	(7)

Revenue excluding notable items ø	71,020	67,434	65,723	3,586	5
Profit before tax excluding notable items ø	36,617	34,122	33,198	2,495	7
1For details, see ‘Strategic transactions supplementary analysis‘ on page 92.
Reported profit
Reported profit before tax of $29.9bn was
$2.4bn or 7% lower, mainly due to a $4.9bn
year-on-year net adverse impact from notable
items.
In 2025, notable item impacts included
recognition of dilution and impairment losses
of $2.1bn related to BoCom, reserve recycling
losses of $1.5bn following the completion of
the sale of our French retained portfolio of
home and certain other loans, legal provisions
of $1.4bn and restructuring and other related
costs associated with our organisational
simplification of $1.0bn. In 2024, these
included a gain of $4.8bn on the disposal of
our banking business in Canada and the
impacts of the disposal of our business in
Argentina, comprising a $1.0bn loss on
disposal, and the recycling of foreign currency
reserve losses and other reserves of $5.2bn.
They also included a $0.2bn loss on the early
redemption of legacy securities.
On a constant currency basis, profit before tax
of $29.9bn was $2.5bn lower than in 2024,
while excluding notable items it increased by
$2.4bn or 7%.
Reported revenue
Reported revenue of $68.3bn was $2.4bn or
4% higher, reflecting strong fee and other
income growth. This was partly offset by a net
adverse movement in notable items of
$1.2bn, primarily relating to business
disposals, as well as a dilution loss of $1.1bn
following the completion of BoCom’s capital
issuance in June 2025, which reduced our
interest from 19.03% to 16.00%.
Revenue excluding notable items increased by
$3.6bn, primarily reflecting higher fee and
other income in Wealth and Wholesale
Transaction Banking, as well as from the non-
recurrence of adverse hyperinflationary
impacts in Argentina.
In Wealth, there was a strong performance in
Insurance, due to a higher CSM release,
reflecting strong new business growth and
favourable net investment returns and
experience variances, and growth in our
Private Bank and investment distribution from
higher customer activity. In Wholesale
Transaction Banking, fee and other income
growth reflected a strong performance in
2025, particularly in Global Foreign Exchange
amid elevated market volatility.
Net interest income
NII increased by $2.1bn reflecting the benefit
of the reinvestment of our structural hedge at
higher yields, deposit balance growth and
higher NII in Markets Treasury. In addition, the
increase reflected the non-recurrence of a
$0.2bn loss in 2024 on the early redemption of
legacy securities. This was partly offset by the
adverse impact of $1.6bn from business
disposals in Argentina and Canada, and margin
compression on our deposits from lower
interest rates. The growth in NII also reflected
a benefit from lower funding costs associated
with the trading book of $1.7bn. Banking NII,
which excludes these funding costs, increased
by $0.3bn.
On a constant currency basis, revenue
increased by $2.3bn or 3% and banking NII
rose by $0.5bn.

Notable items – on a reported basis	2025	2024	2023
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	(1,642)	(1,343)	1,298
Dilution loss of interest in BoCom associate	(1,104)	—	—
Fair value movements on financial instruments	—	—	14
Disposal losses on Markets Treasury repositioning	—	—	(977)
Early redemption of legacy securities	—	(237)	—
Currency translation on revenue notable items	—	(2)	(130)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(502)	(199)	(321)
Restructuring and other related costs	(1,030)	(34)	136
Legal provisions	(1,432)	—	—
Currency translation on operating expenses notable items	—	18	—
Share of profit in associates and joint ventures less impairment
Impairment losses of interest in BoCom associate	(1,000)	—	(3,000)
Currency translation on associate notable items	—	—	(59)
12024 includes losses of $0.2bn related to the sale of our business in Russia, which are not categorised as a material notable item.

HSBC Holdings plc Annual Report on Form 20-F
18

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial overview
Reported ECL
Reported ECL charges of $3.9bn were $0.4bn
or 13% higher than 2024, including charges in
both periods related to the CRE sectors in
Hong Kong and mainland China. In 2025, the
charge in this sector in Hong Kong of $0.7bn
(2024: $0.1bn) reflected higher allowances for
new defaulted exposures, the impact of an
over-supply of non-residential properties that
has put continued downward pressure on
rental and capital values, and updates to our
models used for ECL calculations. The 2025
charge in the mainland China CRE sector was
$0.2bn (2024: $0.4bn).
ÑFor further details of the calculation of ECL, see
pages 157 to 160.
Reported operating expenses
Reported operating expenses of $36.4bn were
$3.4bn or 10% higher. The increase primarily
reflected notable items in 2025, including legal
provisions of $1.4bn, restructuring and other
related costs in 2025 of $1.0bn and $0.5bn
related to disposals, wind-downs, acquisitions
and related costs.
The remaining growth in reported operating
expenses included higher planned spend and
investment in technology, higher performance-
related pay and the impacts of inflation. These
increases were partly offset by reductions
following the completion of business disposals
in Canada and Argentina, and the benefits
delivered by our restructuring activities.
Target basis operating expenses were
$33.5bn or 3% higher than in 2024 due to
higher planned spend and investment in
technology and the impact of inflation.
Reported share of profit in associates and
joint ventures less impairment of $1.9bn
was $1.0bn or 34% lower, primarily due to an
impairment loss of $1.0bn recognised on
BoCom following our value-in-use assessment
made in 2025.
ÑFor further details on our value-in-use
assessment, see Note 18: Interests in associates
and joint ventures on page 345.
Tax expense
In 2025 tax expense was a charge of $6.8bn,
representing an effective tax rate of 22.7%
(2024: 22.6%). Excluding the non-deductible
impairment and dilution loss in BoCom and
legal provisions on which no tax benefit is
recorded, the effective rate for 2025 was
20.6% (2024: 21.5%, excluding the impact of
the non-taxable gains and losses on the sale of
our banking business in Canada and our
business in Argentina).
ÑFor further details on tax expense, see page 70.

Supplementary management view of revenue ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Banking NII[2]	44,084	43,975	44,095	109	0	(1,603)
Fee and other income	26,936	23,459	21,628	3,477	15	128
– Wealth	9,390	7,559	6,339	1,831	24	(164)
– Wholesale Transaction Banking	10,860	10,433	10,654	427	4	(171)
– Other	6,686	5,467	4,635	1,219	22	463
Revenue excluding notable items	71,020	67,434	65,723	3,586	5	(1,475)
Notable items	(2,746)	(1,580)	335	(1,166)	(74)	(461)
Revenue	68,274	65,854	66,058	2,420	4	(1,936)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 92.
2For a reconciliation of banking NII to reported NII, see page 69. In the supplementary management view of revenue, banking NII in 2024 excludes notable items of $0.2bn, which are separately presented in ‘notable items’. There were no notable items in banking NII in 2025 or 2023.

Movement in reported profit before tax compared with 2024 – constant currency basis
	2025	2024	2023	2025 vs 2024		of which strategic transactions[1]
Results – on a constant currency basis ø	$m	$m	$m	$m	%	$m
Revenue	68,274	66,009	65,040	2,265	3	(1,681)
ECL	(3,850)	(3,392)	(3,250)	(458)	(14)	72
Total operating expenses	(36,428)	(33,146)	(31,691)	(3,282)	(10)	417
Operating profit	27,996	29,471	30,099	(1,475)	(5)	(1,192)
Share of profit in associates and joint ventures less impairment	1,911	2,913	(297)	(1,002)	(34)	—
Profit before tax	29,907	32,384	29,802	(2,477)	(8)	(1,192)

Revenue excluding notable items	71,020	67,591	64,835	3,429	5
Profit before tax excluding notable items	36,617	34,181	32,841	2,436	7
1  For details, see ‘Strategic transactions supplementary analysis‘ on page 92.

Balance sheet and capital
Balance sheet strength
Total assets of $3.2tn were $216bn higher than
at 31 December 2024 on a reported basis, and
$93bn higher on a constant currency basis. The
increase was driven by growth in financial
investments balances, higher trading assets
and reverse repurchase agreements and higher
other asset balances. This was partly offset by
lower cash and balances at central banks due
to redeployment opportunities and a decrease
in derivative assets. Loans and advances to
customers also increased, and as a percentage
of customer accounts they were 55.3%,
compared with 56.2% at 31 December 2024
(excluding balances classified as held for sale).
Given customer loan growth has been muted in
recent years, we will no longer provide
guidance on medium- to long-term customer
lending growth.
ÑFor detailed balance sheet commentary, see
page 74.
Distributable reserves
The distributable reserves of HSBC Holdings
at 31 December 2025 were $46.2bn, a
$17.9bn increase since 31 December 2024,
primarily driven by $22.1bn in profits and other
reserve movements generated in 2025,
cancellation of $16.6bn standing to the credit
of its share premium and capital redemption
reserves pursuant to the Court approval
obtained by HSBC Holdings on 24 June 2025,
offset by $20.8bn of dividends on ordinary
shares, additional tier 1 coupon and share buy-
back payments.
Capital and liquidity position
Our CET1 ratio at 31 December 2025
remained at 14.9%, unchanged from
31 December 2024. The average high-quality
liquid assets (‘HQLA’) we held was $702.1bn
(31 December 2024: $649.2bn). This excludes
HQLA in legal entities that are not transferable
due to local restrictions.
ÑFor further details, see ‘Capital overview‘ on
page 191.

HSBC Holdings plc Annual Report on Form 20-F
19

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

Hong Kong	Our Hong Kong business has a leading market position in our home market of Hong Kong. It comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank.
Contribution to Group profit
before tax ø
$9.6bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

40%	7%
Growth in Wealth fee and other income compared with 2024, on a constant currency basis. ø	Growth in deposits compared with 2024, on a constant currency basis. ø

Results – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Revenue	15,878	15,047	14,532	831	6	—
ECL	(1,476)	(1,077)	(1,494)	(399)	(37)	—
Operating expenses	(4,826)	(4,841)	(4,514)	15	—	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—	—
Profit before tax	9,576	9,129	8,524	447	5	—

RoTE[1] (%)	35.5	37.5	34.7
RoTE excluding notable items[1] (%)	35.5	37.5	36.4

Management view of revenue – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Banking NII[3]	12,082	11,997	12,108	85	1	—
Fee and other income[4]	3,796	3,050	2,798	746	24	—
– Retail Banking and Wealth	2,658	1,941	1,678	717	37	—
– Retail Banking	326	312	287	14	4	—
– Wealth	2,206	1,577	1,203	629	40	—
– Other[5]	126	52	188	74	>100
– Commercial Banking	1,138	1,109	1,120	29	3	—
– Wholesale Transaction Banking	730	709	692	21	3	—
– Credit and Lending	78	83	76	(5)	(6)	—
– Other[5]	330	317	352	13	4	—
Revenue excluding notable items	15,878	15,047	14,906	831	6	—
Notable items	—	—	(374)	—	n/a	—
Revenue	15,878	15,047	14,532	831	6	—

1    For details of our RoTE calculation by business segment, see page 108.
2    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 92.
3    For a description of how we derive banking NII, see page 65. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
4    For supplementary analysis of fee and other income, see page 91.
5    Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.

HSBC Holdings plc Annual Report on Form 20-F
20

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

Notable items
	2025	2024	2023
	$m	$m	$m
Revenue
Disposal losses on Markets Treasury repositioning	—	—	(373)
Currency translation on revenue notable items	—	—	(1)
Operating expenses
Restructuring and other related costs	(16)	—	—
Currency translation on operating expenses notable items	—	—	—
Financial performance
Profit before tax of $9.6bn increased by $0.4bn
or 5% compared with 2024, on a constant
currency basis.
Revenue of $15.9bn was $0.8bn or 6% higher,
on a constant currency basis.
Banking NII of $12.1bn was broadly stable
compared with 2024, as the benefit of growth
in deposit balances was largely offset by
margin compression on deposits in a lower
interest rate environment, together with lower
lending balances.
Fee and other income of $3.8bn grew by
$0.7bn or 24%, primarily reflecting an increase
of $0.6bn or 40% in Wealth from a strong
performance in investment distribution due to
higher customer activity.
ECL of $1.5bn increased by $0.4bn compared
with 2024, on a constant currency basis,
including charges in both periods related to the
Hong Kong CRE sector. In 2025, the increased
charge in this sector reflected higher
allowances for new defaulted exposures, the
impact of an over-supply of non-residential
properties that has put continued downward
pressure on rental and capital values, and
updates to our models used for ECL
calculations.
Operating expenses of $4.8bn were stable, on
a constant currency basis. This reflected lower
operations costs, which were broadly offset by
increases from planned higher spend on
technology, including the development of our
Wealth proposition, and the impact of inflation.
ÑFor business segment financial performance
commentary for the year ended 31 December
2024 compared with 31 December 2023, see
pages 104 to 105.

HSBC Holdings plc Annual Report on Form 20-F
21

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

UK
Our UK business has a leading market position in our home market of the
UK. It comprises UK Retail Banking and Wealth (including first direct and
M&S Bank) and UK Commercial Banking, including HSBC Innovation Bank.

Contribution to Group profit
before tax ø
$6.7bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

6%	7%
Growth in loans and advances to customers compared with 2024, on a constant currency basis. ø	Growth in banking NII compared with 2024, on a constant currency basis.[3] ø

Results – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Revenue	12,938	12,342	13,439	596	5	—
ECL	(696)	(415)	(545)	(281)	(68)	—
Operating expenses	(5,537)	(5,104)	(4,829)	(433)	(8)	(7)
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—	—
Profit before tax	6,705	6,823	8,065	(118)	(2)	(7)

RoTE[1] (%)	22.6	25.0	33.3
RoTE excluding notable items[1] (%)	22.9	25.0	25.1

Management view of revenue – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Banking NII[3]	11,096	10,355	9,903	741	7	—
Fee and other income[4]	1,842	1,987	2,036	(145)	(7)	—
– Retail Banking and Wealth	617	744	749	(127)	(17)	—
– Retail Banking	255	273	260	(18)	(7)	—
– Wealth	339	391	419	(52)	(13)	—
– Other[5]	23	80	70	(57)	(71)
– Commercial Banking	1,225	1,243	1,287	(18)	(1)	—
– Wholesale Transaction Banking	891	912	926	(21)	(2)	—
– Credit and Lending	238	216	178	22	10	—
– Other[5]	96	115	183	(19)	(17)	—
Revenue excluding notable items	12,938	12,342	11,939	596	5	—
Notable items	—	—	1,500	—	n/a	—
Revenue	12,938	12,342	13,439	596	5	—

1    For details of our RoTE calculation by business segment, see page 108.
2    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 92.
3    For a description of how we derive banking NII, see page 65. In the UK business, there are no adjustments to NII to derive banking NII.
4    For supplementary analysis of fee and other income, see page 91.
5    Includes revenue from Markets Treasury. It also includes other non-product-specific income, gains/(losses) on property disposals and notional tax credits.

HSBC Holdings plc Annual Report on Form 20-F
22

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

Notable items
	2025	2024	2023
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	—	—	1,591
Disposal losses on Markets Treasury repositioning	—	—	(142)
Currency translation on revenue notable items	—	—	51
Operating expenses
Disposals, wind-downs, acquisitions and related costs	1	6	(45)
Restructuring and other related costs	(70)	7	17
Currency translation on operating expenses notable items	—	—	(3)
Financial performance
Profit before tax of $6.7bn was $0.1bn or 2%
lower than 2024, on a constant currency basis.
Revenue of $12.9bn was $0.6bn or 5% higher
on a constant currency basis.
Banking NII of $11.1bn increased by $0.7bn or
7%, despite reductions in interest rates. This
increase was driven by the continued benefit
of our structural hedge, as well as higher
lending balances across mortgages and
corporate lending and from growth in deposit
balances, in line with the increase in the
overall market size. These increases were
partly offset by the impact of lower interest
rates.
Fee and other income of $1.8bn fell by 7%.
–In Retail Banking and Wealth, fee and other
income was lower reflecting an increased
cost of customer rewards following the
relaunch of HSBC Premier.
–In Commercial Banking, lower business
banking fees due to proposition changes
were partly offset by higher corporate
lending fees.
ECL of $0.7bn increased by $0.3bn compared
with 2024, on a constant currency basis. The
increase reflected a more normalised level of
ECL in 2025, as well as the non-recurrence of
releases against retail exposures in 2024.
Operating expenses of $5.5bn increased by
$0.4bn or 8%, on a constant currency basis,
including restructuring and other related costs
associated with our organisational
simplification of $0.1bn. The increase primarily
reflected planned higher investment spend in
technology, including on operational resilience.
ÑFor business segment financial performance
commentary for the year ended 31 December
2024 compared with 31 December 2023, see
pages 104 to 105.

HSBC Holdings plc Annual Report on Form 20-F
23

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

Corporate and Institutional Banking	Our CIB business is a market leader in cross-border transaction banking and capital markets.
Contribution to Group profit
before tax ø
$11.4bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

7%	16.2%
Growth in fees and other income compared with 2024, on a constant currency basis. ø	RoTE excluding notable items up 2.0 percentage points compared with 2024. ø

Results – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Revenue	27,637	26,772	24,723	865	3	(638)
ECL	(696)	(878)	(524)	182	21	36
Operating expenses	(15,556)	(14,612)	(13,755)	(944)	(6)	96
Share of profit/(loss) from associates and joint ventures	1	1	(1)	—	—	—
Profit before tax	11,386	11,283	10,443	103	1	(506)

RoTE[1] (%)	14.9	14.2	14.3
RoTE excluding notable items[1] (%)	16.2	14.2	14.8

Management view of revenue – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Banking NII[3]	14,532	14,519	13,399	13	0	(758)
Fee and other income[4]	13,114	12,267	11,701	847	7	129
– Wholesale Transaction Banking	9,239	8,847	8,920	392	4	(137)
– Investment Banking	962	946	851	16	2	(26)
– Debt and Equity Markets	2,283	2,252	1,628	31	1	33
– Wholesale Credit and Lending	567	626	668	(59)	(9)	(52)
– Other[5]	63	(404)	(366)	467	>100	311
Revenue excluding notable items	27,646	26,786	25,100	860	3	(629)
Notable items	(9)	(14)	(377)	5	36	(9)
Revenue	27,637	26,772	24,723	865	3	(638)

1    For details of our RoTE calculation by business segment, see page 108.
2    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 92.
3    For a description of how we derive banking NII, see page 65. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 2025, this funding cost was
$9.7bn (2024: $11.5bn).
4    For supplementary analysis of fee and other income, see page 91.
5    Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes notional tax credits.

HSBC Holdings plc Annual Report on Form 20-F
24

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

Notable items
	2025	2024	2023
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(9)	(14)	—
Disposal losses on Markets Treasury repositioning	—	—	(371)
Currency translation on revenue notable items	—	—	(6)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(290)	(10)	(7)
Restructuring and other related costs	(348)	(2)	45
Legal provisions	(322)	—	—
Currency translation on operating expenses notable items	—	3	2
Financial performance
Profit before tax of $11.4bn was $0.1bn or
1% higher than in 2024, on a constant
currency basis.
Revenue of $27.6bn was $0.9bn or 3%
higher, on a constant currency basis, including
the adverse impact of $0.6bn from strategic
transactions.
Banking NII of $14.5bn was broadly stable in
comparison with 2024 including an adverse
impact of $0.8bn from strategic transactions.
Banking NII benefited from an increase in
allocated revenue from Markets Treasury
along with a strong growth of 8% in GTS,
mainly in Asia. This was offset by a reduction
in GPS due to the impact of lower interest
rates, offsetting a 5% growth in average
balances.
Fee and other income of $13.1bn increased
by $0.8bn or 7%.
–In Wholesale Transaction Banking, fee and
other income increased by $0.4bn or 4%,
mainly due to strong trading performance in
Global Foreign Exchange from elevated
market volatility and Securities Services,
reflecting improved market conditions and
new clients.
–In Debt and Equity Markets, fee and other
income increased by 1% from elevated
market volatility and strong client demand
from both wealth and corporate clients
within Equity Derivatives.
–In Other, fee and other income increased by
$0.5bn, largely due to the non-recurrence of
adverse hyperinflationary impacts in
Argentina.
ECL of $0.7bn decreased by $0.2bn compared
with 2024 on a constant currency basis. The
decrease reflected lower charges in Asia, due
to a reduction in ECL within the CRE sector in
mainland China.
Operating expenses of $15.6bn were $0.9bn
or 6% higher than in 2024 on a constant
currency basis, including a $0.1bn favourable
impact from strategic transactions. The
increase reflected the impact of notable items
of $1.0bn, including restructuring and other
related costs associated with our
organisational simplification of $0.3bn, legal
provisions of $0.3bn, and costs associated
with the wind-down of M&A and ECM
activities in the UK, Europe and the US. Cost
growth also reflected planned higher spend
and investment in technology, and inflationary
impacts.
ÑFor business segment financial performance
commentary for the year ended 31 December
2024 compared with 31 December 2023, see
pages 104 to 105.

HSBC Holdings plc Annual Report on Form 20-F
25

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

International Wealth and Premier Banking	Our IWPB business comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset Management and Insurance businesses.
Contribution to Group
profit before tax ø
$4.4bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

22%	35%
Growth in wealth fees and other income compared with 2024, on a constant currency basis. ø	Growth in Insurance manufacturing new business CSM compared with 2024, up $0.9bn.

Results – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Revenue	14,520	13,817	12,385	703	5	(590)
ECL	(892)	(993)	(686)	101	10	36
Operating expenses	(9,285)	(8,900)	(8,549)	(385)	(4)	253
Share of profit/(loss) from associates and joint ventures	24	45	62	(21)	(47)	—
Profit before tax	4,367	3,969	3,212	398	10	(301)

RoTE[1] (%)	17.8	15.7	13.1
RoTE excluding notable items[1] (%)	19.0	15.5	13.6

Management view of revenue – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Banking NII[3]	7,000	7,640	7,288	(640)	(8)	(552)
Fee and other income[4]	7,593	6,151	5,391	1,442	23	61
– Retail Banking	665	765	745	(100)	(13)	(41)
– Wealth	6,845	5,618	4,661	1,227	22	(143)
– Other[5]	83	(232)	(15)	315	>100	245
Revenue excluding notable items	14,593	13,791	12,679	802	6	(491)
Notable items	(73)	26	(294)	(99)	>(100)	(99)
Revenue	14,520	13,817	12,385	703	5	(590)

1    For details of our RoTE calculation by business segment, see page 108.
2    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 92.
3    For a description of how we derive banking NII, see page 65. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total
IWPB NII, which was $0.4bn in 2025 (2024: $0.4bn). Total Insurance NII is presented in ‘fee and other income‘ in Wealth.
4    For supplementary analysis of fee and other income, see page 91.
5    Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.

HSBC Holdings plc Annual Report on Form 20-F
26

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments

Notable items
	2025	2024	2023
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(73)	28	4
Disposal losses on Markets Treasury repositioning	—	—	(91)
Currency translation on revenue notable items	—	(2)	(207)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(83)	(3)	(53)
Restructuring and other related costs	(161)	(14)	11
Currency translation on operating expenses notable items	—	—	—
Financial performance
Profit before tax of $4.4bn was $0.4bn higher
than in 2024, on a constant currency basis.
Revenue of $14.5bn was $0.7bn or 5% higher
on a constant currency basis. This included an
adverse impact of $0.6bn from strategic
transactions.
Banking NII of $7.0bn decreased by $0.6bn or
8%, primarily driven by the impact of strategic
transactions of $0.6bn, and the effects of
lower interest rates on deposits. This
reduction was partly offset by growth in
deposits and lending balances, mainly in Asia.
Fee and other income of $7.6bn was up by
$1.4bn or 23%, driven by Wealth due to
broad-based growth across all products and in
multiple markets, including Hong Kong,
mainland China, Singapore, Taiwan and
Mexico.
In Wealth, fee and other income of $6.8bn
was up $1.2bn or 22%, including an adverse
impact of $0.1bn from strategic transactions.
–Insurance increased by $0.6bn or 35%,
reflecting a higher CSM release given
continued year-on-year growth in our CSM
balance and favourable net investment
return and experience variances. The
insurance manufacturing CSM balance at 31
December 2025 was $14.6bn, up $2.5bn or
21% compared with 31 December 2024.
The increase primarily reflected new
business CSM growth of $3.4bn or 35% and
favourable market movements, partly offset
by CSM release.
–Private Bank increased by $0.2bn or 16%,
as increased customer activity supported by
business initiatives led to strong
performances in brokerage and trading, and
from higher annuity fees, driven by growth
in invested asset balances.
–Investment Distribution increased by $0.2bn
or 24% driven by higher sales of mutual
funds and structured products, mainly in
Asia.
In Other, fees and other income increased by
$0.3bn largely due to the non-recurrence of
adverse hyperinflationary impacts in Argentina.
The net loss in notable items of $0.1bn in
2025 was primarily related to net losses on
the disposals of our French and UK life
insurance businesses, partly offset by gains on
the sales of our private banking business in
Germany and our retail operations in Bahrain.
ECL of $0.9bn were broadly stable on a
constant currency basis.
Operating expenses of $9.3bn were $0.4bn or
4% higher than in 2024 on a constant currency
basis, including a $0.3bn favourable impact
from strategic transactions. The growth
primarily reflected continued investments in
Wealth, planned higher spend and investment
in technology, and the impact of inflation.
There was also a $0.1bn increase in
restructuring and other related costs
associated with our organisational
simplification.
ÑFor business segment financial performance
commentary for the year ended 31 December
2024 compared with 31 December 2023, see
pages 104 to 105.

HSBC Holdings plc Annual Report on Form 20-F
27

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments
Corporate Centre
The results of Corporate Centre primarily comprise the financial impact of certain acquisitions and disposals and the share of profit from our interests in our associates and joint ventures and related impairments. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Financial performance
Loss before tax of $2.1bn compared with a
profit before tax of $1.2bn in 2024, on a
constant currency basis, primarily due to the
impact from notable items. In 2025, these
included reserve recycling losses of $1.5bn
following the completion of the sale of our
French retained portfolio of home and certain
other loans, legal provisions of $1.1bn, a
$1.1bn loss from the dilution of our
shareholding and a $1.0bn impairment to the
carrying value of the Group’s interest in our
associate BoCom. In 2024, notable items
included a net loss of $1.4bn related to
business disposals in Canada and Argentina,
as well as a $0.2bn loss related to the early
redemption of legacy securities.
ÑFor further details of the dilution of our
shareholding in BoCom and our impairment
review process see Note 18: Interests in
associates and joint ventures on page 345.
Revenue was $0.7bn lower on a constant
currency basis. This primarily reflected the
impact of notable items, comprising the non-
recurrence of notable items in 2024 as
mentioned above, as well as the reserve
recycling losses recognised following the sale
of our French retained portfolio of home and
certain other loans and the dilution loss related
to BoCom, both in 2025.
Banking NII increased by $0.1bn on a constant
currency basis, primarily on the retained French
portfolio of home and certain other loans,
reflecting the effects of lower interest rates as
well as disposal of the portfolio. Banking NII in
2025 removes from NII the internal cost to fund
trading and fair value net assets, predominantly
in CIB, of $9.7bn (2024: $11.5bn).
Fee and other income of $0.6bn was $0.2bn
higher, primarily due to fair value movements
on financial instruments in Central Treasury
and structural foreign exchange hedges, and
the non-recurrence of an impairment in 2024
related to the sale of our operations in Armenia.
Operating expenses of $1.2bn increased by
$1.5bn on a constant currency basis, primarily
reflecting a legal provision of $1.1bn and a rise
in restructuring and other related costs
associated with our organisational simplification
of $0.4bn.
Share of profit from associates and joint
ventures less impairment of $1.9bn decreased
by $1.0bn on a constant currency basis,
primarily due to an impairment loss of $1.0bn
referred to above.
ÑFor business segment financial performance
commentary for the year ended 31 December
2024 compared with 31 December 2023, see
pages 104 to 105.

Results – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Revenue	(2,699)	(1,969)	(39)	(730)	(37)	(453)
ECL	(90)	(29)	(1)	(61)	>(100)	—
Operating expenses	(1,224)	311	(44)	(1,535)	>(100)	75
Share of profit in associates and joint ventures less impairment	1,886	2,867	(358)	(981)	(34)	—
Profit/(loss) before tax	(2,127)	1,180	(442)	(3,307)	>(100)	(378)
RoTE[1] (%)	(5.6)	0.7	(1.0)
RoTE excluding notable items[1] (%)	6.1	4.3	6.0

Management view of revenue – on a constant currency basis ø
	2025	2024	2023	2025 vs 2024		of which strategic transactions[2]
	$m	$m	$m	$m	%	$m
Banking NII[3]	(626)	(726)	(183)	100	14	105
Fee and other income	591	351	394	240	68	(199)
Revenue excluding notable items	(35)	(375)	211	340	91	(94)
Notable items	(2,664)	(1,594)	(250)	(1,070)	(67)	(359)
Revenue[4]	(2,699)	(1,969)	(39)	(730)	(37)	(453)
1    For details of our RoTE calculation by business segment, see page 108.
2    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 91.
3    For a description of how we derive banking NII, see page 65. Corporate Centre banking NII includes funding charges on property and technology assets, and the banking NII of the French retained portfolio of home and other loans prior to disposal. Banking NII in 2024 excludes notable items of $0.2bn, which are separately presented in ‘notable items’. There were no notable items in banking NII in 2025 or 2023.
4 Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 2025 was $2.3bn (2024: $1.5bn; 2023: $0.4bn).

Notable items
	2025	2024	2023
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(1,560)	(1,357)	(297)
Dilution loss of interest in BoCom associate	(1,104)	—	—
Fair value movements on financial instruments	—	—	14
Early redemption of legacy securities	—	(237)
Currency translation on revenue notable items	—	—	33
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(130)	(192)	(216)
Restructuring and other related costs	(435)	(25)	63
Legal provisions	(1,110)	—	—
Currency translation on operating expenses notable items	—	15	—
Impairment of interest in associate	(1,000)	—	(3,000)
Currency translation on associate notable items	—	—	(59)

HSBC Holdings plc Annual Report on Form 20-F
28

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
ESG overview
Our approach to ESG is focused on creating long-term value for our customers and wider stakeholders.

Our approach
Our approach to ESG focuses on three main
areas: the transition to net zero, building
inclusion and resilience, and acting
responsibly.
Transition to net zero
Our ambition is to become a net zero bank by
2050. Supporting our customers is core to our
strategy and financing their transition is both
critical to them and aligned to our net zero
ambition. We want to be our customers’ most
trusted international financial partner through
the transition, creating long-term value for
them and our shareholders.
Our updated Net Zero Transition Plan
Our updated Net Zero Transition Plan,
published in November 2025, sets out our
commercially-grounded approach to helping
our customers succeed as the world moves
towards net zero amid changing economic and
geopolitical conditions. It intensifies our efforts
to be customer-focused, commercial and agile.
Our refreshed strategy supports the transition of
our CIB customers, and Commercial Banking
customers in the UK and Hong Kong, by
directing our financing and capabilities to areas
where we believe we can have the greatest
impact on the real economy. Our aim is to
support our customers’ transition by providing
and facilitating between $750bn and $1tn of
sustainable finance and investment by 2030.
Targets and policies
In our Net Zero Transition Plan, we also set out
our updated interim financed emissions
targets, metrics and associated policies,
seeking to remain science-aligned and
compatible with our own net zero ambition.
Our ability to meet our ambitions, targets and
commitments largely depends on the pace of
our customers’ transition journeys in the real
economy.
In light of the latest credible industry-specific
net zero pathways and decarbonisation rates,
we have updated our interim sector-specific
financed emissions targets from fixed targets
to target ranges.
We have also published a new Sustainability
Risk Policies Framework, which details how
we identify, evaluate and manage risks related
to the delivery of our sustainability approach,
and which sets out our sector-specific
sustainability risk approach. It also includes our
Thermal Coal Phase-Out Policy.
ÑFor more details, see HSBC Net Zero Transition
Plan at https://www.hsbc.com/who-we-are/our-
climate-strategy/our-net-zero-transition-plan
Building inclusion and resilience
We seek to foster inclusion and build
resilience to help create long-term value for all
our stakeholders. For colleagues, we focus on
creating an inclusive environment and offer
resources that support well-being. In 2025, we
achieved an Inclusion Index score of 78%
against an ambition of 75%, as measured by
our employee engagement survey, Snapshot.
We work to improve accessibility through
products that support customers experiencing
challenges, such as disabilities, impairments,
or significant life events, while also fostering
financial education and well-being.
Acting responsibly
Our conduct approach guides us to do the
right thing and focus on the impact we have
on our customers and the financial markets in
which we operate.

Progress on our ESG metrics
We have established ambitions and targets that guide how we do business, including how we operate and how we serve our customers. We set out below some of the key ESG metrics we use to measure progress against our ambitions. To help us achieve our ESG ambitions, a number of measures are included in the incentive scorecards of the Group CEO, Group CFO and Group Operating Committee members that underpin some of the ESG metrics in the table below. For a summary of how our non-financial metrics link to executive remuneration, see pages 253 - 256 of the Director’s remuneration report.

Environment		Social		Governance
Transition to net zero		Building inclusion and resilience		Acting responsibly

Sustainable finance and investment	Net zero in our own operations[1]	Gender representation	Black heritage	Training
$495.6bn	84.9%	34.7%	3.0%	99%
Cumulative total provided and facilitated since 1 January 2020 (2024: $393.6bn)	Reduction in absolute operational greenhouse gas emissions from 2019 baseline (2024: 66.1%)	Senior leadership roles held by women (2024: 34.6%)	Senior leadership roles held by Black heritage colleagues in the UK and US combined (2024: 3.0%)	Employees who completed conduct training in 2025 (2024: 99%)
ÑRead more on page 35.	ÑRead more on page 47.	ÑRead more on page 51.	ÑRead more on page 51.	ÑRead more on page 61.
Financed emissions
7 sectors
Number of sectors where we have set interim financed emissions targets
ÑRead more on page 39.
1This absolute greenhouse gas emission figure covers scope 1, scope 2 and scope 3 (business travel) emissions only.

HSBC Holdings plc Annual Report on Form 20-F
29

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
ESG overview
Task Force on Climate-related Financial Disclosures (‘TCFD’)

TCFD
We have considered our ‘comply or explain’
obligation under both the UK Financial Conduct
Authority’s Listing Rules 6.6.6R(8) (‘UKLR’)
and Sections 414CA and 414CB of the UK
Companies Act 2006 (‘CA 2006’), collectively
referred to as the ‘TCFD requirements’ and
Hong Kong Listing Rules (‘HKLR’) Appendix C2
ESG Reporting Code Part D climate-related
disclosures (‘HKLR Part D’).
We perform an assessment to ascertain the
appropriate level of detail to be included in the
climate-related financial disclosures set out in
our Annual Report and Accounts 2025, as part
of considering what to measure and publicly
report.
Our assessment takes into account factors
such as the level of our exposure to climate-
related risks and opportunities, the scope and
objectives of our climate-related strategy,
transitional challenges, and the nature, size
and complexity of our business. See ‘How we
decide what to measure’ on page 385 for
further information.
Many of the climate-related requirements are
duplicated across both UKLR and HKLR Part
D, and as a result we have streamlined our
reporting approach where possible.
We confirm that we have made disclosures
consistent with the TCFD Recommendations
and Recommended Disclosures, including its
annexes and supplemental guidance, save for
one item: we do not plan to set short-term
targets for financed emissions, sustainable
finance or our own operations as our overall
climate strategy is focused on our ambition to
become a net zero bank by 2050. We have set
interim financed emissions 2030 targets and a
sustainable finance and investment ambition
by 2030. Further information can be found on
pages 35 and 41.
We disclose detailed explanatory statements
for TCFD requirements and HKLR Part D.
These statements include additional items that
we either do not currently disclose or partly
disclose within this report.
We further set out reasons for this, including
associated data and system limitations. Where
relevant, we also outline ongoing efforts to
enhance our reporting in these areas.
ÑFor a full summary of our TCFD disclosures,
including cross-references to detailed disclosure
locations, see page 386.
ÑOur detailed HKLR Index, including HKLR Part D,
can be found in our ESG Data Pack at
www.hsbc.com/esg.
ÑDetailed explanatory statements for TCFD
requirements and HKLR Part D can be found
from pages 386 to 388.

HSBC Holdings plc Annual Report on Form 20-F
30

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk overview

Managing risk
We maintain a proactive approach to managing
our exposure to economic, financial and
geopolitical risks, supported by continuous
monitoring and review. Developments in these
areas have historically affected, and may in the
future materially affect, HSBC’s customers,
operations and financial risk profile.
Geopolitical and macroeconomic risk
In 2025, the global economy showed resilience
to unpredictable US trade policies, heightened
geopolitical tensions and increased fiscal
concerns in our major markets. Global GDP
growth exceeded expectations, driven by export
growth related to the front-loading of trade
purchases to avoid US tariffs and a weaker US
dollar, as well as government spending.
Household consumption was more subdued
due to weak confidence, higher unemployment
and inflation concerns. In the US, GDP growth
outperformed initial forecasts, helped by the
surge of investment in the technology sector. In
mainland China and Hong Kong, exports to
markets in Asia and Latin America offset some
of the impact of US tariffs, while supportive
fiscal and monetary policies continued to
underpin growth.
Trade and tariff policies are expected to remain a
source of uncertainty for businesses and
consumers. Changes to tariff rates, including the
application of sector-specific levies, may deter
capital investment and consumer spending,
disrupt supply chains and reduce global trade
growth. Although the reconfiguration of supply
chains may offer new opportunities for
investment and growth, such developments
could also adversely affect the Group and our
customers who operate in some of the most
affected markets.
Financial markets have witnessed significant
valuation gains, including in the artificial
intelligence (‘AI’) and technology sectors. The
investment in these sectors may deliver gains
to productivity, but current high valuations also
raise the risk of a material fall in the markets if
the expected gains to productivity fail to
materialise. A disruptive market correction
could undermine economic growth, which
may in turn have an adverse effect on HSBC’s
risk profile and earnings by increasing the
financial vulnerability of customers and
decreasing the value of collateral and other
claims.
We also remain subject to interest rate risk,
which can affect net interest income, the fair
value of our assets and liabilities, and overall
financial performance.
Major central banks have adjusted their policy
approach in response to changing inflation and
employment risks. The US Federal Reserve
resumed its cycle of interest rate cuts in
September 2025, after it assessed tariff-related
inflation risks as transitory but labour market
risks as having increased. The target range for
the Federal Funds rate is now 3.5%–3.75%. In
the UK, the Bank of England judged that inflation
pressures had moderated sufficiently to cut
interest rates in December 2025.
Although financial markets have priced in further
interest rate cuts, there is uncertainty around
their future trajectory. Policy rates could be
raised if inflation were to accelerate significantly
beyond central bank target ranges. Higher
interest rates may reduce loan demand across
key consumer and business segments, which
could lead to a deterioration in credit quality and
weigh on real estate and other asset prices. By
contrast, lower interest rates could pressure net
interest margins and adversely affect
profitability.
Our risk profile may be influenced by fiscal
policies, public deficits and levels of
indebtedness. In many of our major markets,
government debt levels are rising due to higher
social welfare costs and increased expenditure
on defence and climate transition. A fragmented
political landscape in many markets has
diminished the political will for fiscal tightening.
Higher long-term interest rates across major
economies could adversely impact the fiscal
capacity and debt sustainability of highly-
indebted sovereigns. The rise in funding costs in
our major markets could reduce the potential for
GDP growth by raising the cost of borrowing
while also creating refinancing risks for our
customers and counterparties.
Exchange rate volatility may also affect our risk
exposure through mark-to-market changes in
trading positions and the translation effects of
currency movements.
The geopolitical environment remains complex,
and tensions could impact the Group’s
operations and risk profile. We continue to
monitor the Russia-Ukraine war, developments
in relation to conflict in the Middle East, and the
wider implications as a result of the US military
action in Venezuela, as well as any indication of
other potential military action or conflicts
elsewhere. These conflicts remain key sources
of uncertainty, and may impact HSBC and our
customers, including through increased market
volatility and supply chain disruptions.
Heightened strategic competition between the
US and China, including cross-border
investment restrictions, is also affecting the
configuration of global supply chains, which may
in turn affect the Group’s operations.
Sanctions and restrictions on trade and
investment are continually evolving in response
to geopolitical events and may adversely affect
the Group, its customers and the markets in
which the Group operates. These factors may
result in increased legal, regulatory, reputational
and market risks, and a more complex operating
environment.
Signs of a recovery have begun to emerge in
the residential segment of Hong Kong’s
commercial real estate market in the second
half of 2025. However, the office segment is still
facing pressure and market liquidity remains
tight, particularly for mid-sized and sub-
investment grade corporates. In mainland China,
the property market remains weak with
government stimulus yet to trigger a material
improvement in buyer sentiment.
At the end of 2025, management adjustments
to ECL were applied to reflect sector or portfolio
risks that are not fully captured by our models.
We continue to monitor, and seek to manage,
the potential implications of all the above
developments on our customers and our
business.
Our key risk appetite metrics
At 31 December 2025, our CET1 ratio and ECL
charges were within our defined risk appetite
thresholds. At 31 December 2025, our CET1
ratio was 14.9%, unchanged from 31
December 2024. Wholesale and Retail ECL
charges were within appetite at 0.4% and
0.34% of loans and advances, respectively.
Our operations
We remain committed to investing in the
reliability and resilience of our technology
systems and critical services, including our ability
to withstand and respond to cyber-attacks. We
assess our third parties to help ensure they
deliver the standard of services we require to
provide resilient services to our customers. We
do so to help protect our customers and
counterparties, and to help ensure that we
minimise any disruption to our services. In our
approach to defending against these threats, we
invest in business and technical controls to help
us detect, prevent, respond to, recover and learn
from issues in a timely manner within our risk
appetite.
HSBC is committed to using AI responsibly. We
are working to balance the opportunity AI
presents to accelerate delivery of our strategy
with the need for appropriate controls to help
mitigate the associated risks. To help meet the
Group’s needs and regulatory expectations for
AI, whether developed internally or facilitated
through third parties, we continue to enhance
our Group-wide AI oversight, governance,
lifecycle management and risk framework.
HSBC’s Principles for the Ethical Use of Data
and AI are available at www.hsbc.com/ai.
We continue to focus on improving the quality
and timeliness of the data used to support
informed management decisions, and we are
advancing our strategic and regulatory change
initiatives to help deliver the right outcomes for
our customers, people, investors and
communities.
ÑFor further details of our Central and other
economic scenarios, see page 149.
ÑFor further details on our CET1 ratio, see pages 5
and 192.
ÑFor further details of our risk management
framework and risk appetite, see page 119.

HSBC Holdings plc Annual Report on Form 20-F
31

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk overview
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
ÑFor further detail on our top and emerging risks,
see page 121.

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	~
Our operations and portfolios are subject to risks arising from political instability, civil unrest and military conflict, which may lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. We are also subject to macroeconomic risks, which may drive changes to our income growth and asset quality. Heightened geopolitical and macroeconomic risk globally, including uncertainty in international trade policy, is subject to close monitoring and review.

Technology and cybersecurity risk	~
There is an increased risk of service disruption or loss of data resulting from technology failures or malicious activities from internal or external threats. We continue to monitor changes to the technology and threat landscape, including those arising from ongoing geopolitical and macroeconomic events alongside third-party incidents and the impact this may have on risk management. We operate a continuous improvement programme to help support the resilience and stability of our technology operations and counter a fast-evolving and heightened cyber threat environment.

Environmental, social and governance (‘ESG’) risks	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased due to diverging national and political agendas, a more complex and prescriptive regulatory environment across the jurisdictions we operate in, as well as increasing frequency of severe weather events across the globe. Financial institutions’ actions and investment decisions in respect of ESG matters continue to be subject to heightened scrutiny by stakeholders. Failure to meet these evolving expectations may have financial and non-financial impacts, including reputational, legal and regulatory compliance risks.

Financial crime risk	~
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions and export control compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Digitalisation and technological advances risk	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including
GenAI, can introduce risks and disruption. We seek to manage technology developments with appropriate controls and oversight.

Evolving regulatory environment risk	~
The regulatory and compliance risks are set against continued geopolitical risk and regulatory focus on operational resilience, resolvability, prudential requirements, financial reporting and data, ESG, conduct, as well as sound risk and financial crime risk management practices. The approach to regulation is increasingly fragmented, including in relation to AI and digital assets, and a trend towards deregulation has emerged in some jurisdictions, concurrently with regulatory actions to support business growth.

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
We procure goods and services from a range of third parties. In the current macroeconomic and geopolitical climate, the risk of service disruption in supply chains is elevated, driven by an industry-wide increase in supply chain cyber threats. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

Model risk	}
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements and enhanced expectations continue to drive changes to the way model risk is managed across the banking industry, with a particular focus on capital and credit loss models. New technologies, including AI, are driving a need for enhanced model risk controls.

Strategic execution risk	~
Successful execution of our strategy enables us to help address the swiftly changing needs of our customers and stakeholders. We are committed to enhancing the effectiveness of strategic execution risk controls and monitoring. This will help us minimise disruptions during a period of heightened execution risk, driven by the complexity and scale of ongoing strategic, regulatory and technological change.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	~
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, the evolving skills requirements of our workforce, and compliance with employment laws and regulations. Voluntary attrition across the Group remains stable, but failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims, and the risks are heightened during the implementation of organisational change.

~ Risk heightened during 2025      } Risk remained at the same level as 2024

HSBC Holdings plc Annual Report on Form 20-F
32

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environmental,
social and
governance review
Our ESG review sets out our approach to our
environment, customers, employees and
governance. It explains how we aim to achieve
our purpose, deliver our strategy in a way that is
sustainable, and build strong relationships with all
of our stakeholders.
How we present our TCFD disclosures
Our overall approach to TCFD can be found on page 29 and
additional information is included on pages 385 to 388. Further details have been embedded in this section and the Risk review section on pages 203 to 212. Our TCFD disclosures are
highlighted with the following symbol:

TCFD

Environmental
33	Our approach to the transition
34	Understanding our ESG reporting
35	Supporting our customers
38	Partnering for an enabling environment
39	Embedding net zero into the way we operate
Social
51	Our commitment to inclusion
53	Building a healthy workplace
55	Developing skills, careers and opportunities
56	Building customer inclusion and resilience
56	Engaging with our communities
Governance
57	Setting high standards of governance
58	Human rights
59	Customer experience
61	Integrity, conduct and fairness
63	Safeguarding data

HSBC Holdings plc Annual Report on Form 20-F
33

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environmental

TCFD
Transition to net zero
We aim to support the transition to net zero and a sustainable future in partnership with our customers and other stakeholders

Our approach to the transition

Our Priorities	Be simple and agile	Drive customer-centricity	Deliver focused sustainable growth

Our Values	We value difference	We succeed together	We take responsibility	We get it done

Our Net Zero Ambition	Ambition to become a net zero bank by 2050 supported by our Sustainability Strategy

Our Three Net Zero Pillars	Supporting our customers	Embedding net zero into the way we operate	Partnering for an enabling environment

We are seeking to align our capital and capabilities with our customers’ transition goals, by tailoring our products and services to the specific needs of different customers around the world.	We are working to incorporate net zero considerations into our broader decision-making activities, our climate risk management framework, our metrics, and in our own operations and supply chains.
Our ability to finance our customers’
transition is influenced by external
market and policy conditions,
therefore we seek to partner with
stakeholders and advocate for
progress across the financial system.

Our ambition is to become a net zero bank by
2050. Supporting our customers is core to our
strategy and financing our customers'
transition is both critical to them and aligned to
our net zero ambition.
Our updated Net Zero Transition Plan
When we published our first Net Zero
Transition Plan, we committed to evolving our
approach to keep pace with the dynamic world
in which we and our customers operate. Since
early 2024, the global landscape has shifted
markedly, making the pace of transition more
uneven. Against this broader landscape, we
updated our Net Zero Transition Plan in
November 2025, intensifying our efforts to be
customer focused, commercial and agile. It
sets out the actions we are continuing to take
to achieve our net zero ambition and to align
our financing with the Paris Agreement goals
of holding the increase in global average
temperature to well below 2°C above pre-
industrial levels, and pursuing efforts to limit
the temperature increase to 1.5°C.
Our Net Zero Transition Plan remains
structured around our three core
implementation pillars: supporting our
customers, embedding net zero into the way
we operate, and partnering for an enabling
environment.
Supporting our customers
As a global financial institution, we exist to
serve our customers. We believe supporting
our customers’ transition is one of the most
significant roles we can play in the global
transition to net zero. This will help to deliver
long-term value for customers and
shareholders. We have refined our approach
to continue to be responsive to the diverse
realities faced by our different customers
across the world, from individuals through to
multinational corporates and institutions.
Embedding net zero into the way we
operate
Our net zero ambition is an important part of our
corporate strategy. Our global businesses are
developing strategic plans that integrate climate
and sustainability considerations into their
operations. This approach reflects the diverse
transition maturities and local regulatory
expectations across our global footprint.
Our focus on the transition to net zero is well
established within our governance, culture,
and key performance indicators. A number of
measures supporting our progress towards
our net zero ambition are included in executive
performance scorecards and management
reporting, helping align accountability across
the organisation.
Partnering for an enabling environment
Recognising that our customers’ transition, and
our ability to finance it, relies in part on external
market and policy conditions, we also seek to
support enabling environments that can help
accelerate the flow of capital towards business
innovation and transformation.
Our approach seeks to build support across a
range of stakeholder groups and reflect the
varying pace and shape of the transition across
sectors and geographies, as well as the size
and scope of our presence in local markets.
Progress on our Net Zero Transition Plan
We continue to take actions across our
organisation to support the implementation of
our Net Zero Transition Plan. We continue to
focus on developing and maintaining the
capabilities of our people as the sustainability
landscape evolves. This report provides key
updates on our progress in 2025 and includes
our annual TCFD reporting.
ÑFor further details on our climate risk exposures,
see page 203.
ÑFor further details on building our net zero
capabilities and upskilling, and assumptions,
uncertainties and dependencies, see pages 9,
48, 49, and 57 of the HSBC Net Zero Transition
Plan.
ÑFor the HSBC Net Zero Transition Plan refer to
https://www.hsbc.com/who-we-are/our-climate-
strategy/our-net-zero-transition-plan

Key changes to our 2025 disclosures
In 2025, there was an impact on certain climate
disclosures, including:
–Financed emissions: We have updated our
interim 2030 financed emissions targets for
all of our in-scope carbon-intensive sectors,
apart from thermal coal mining. We have re-
baselined and restated prior year metrics

to account for the latest methodology and
scope changes, including the addition of
short-term lending. For further details, see
page 39.
–Thermal coal financing drawn balance
exposure: In 2025 we amended product
scope in line with changes made for
financed emissions as discussed above
and have developed a more detailed framework for our approach to exclusions. This resulted in a re-baseline of our 2020 thermal coal financing drawn balance exposure. For further details, see page 50.

HSBC Holdings plc Annual Report on Form 20-F
34

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Understanding our ESG reporting
Engaging with our stakeholders and our
material ESG topics
We know that engaging with our stakeholders
is core to being a responsible business. To
determine material topics that our
stakeholders are interested in, we conduct a
number of activities throughout the year. The
TCFD requirements, HKLR Appendix C2 ESG
Reporting Code Parts C and D and other
applicable rules and regulations are considered
as part of the identification of material issues
and disclosures. Additional information can be
found in the 'How we decide what to
measure' section on page 385. Material ESG
topics are listed on page 32 and related
disclosures are covered in this ESG review.
Continuing to evolve our climate
disclosures
We engage with standard setters to support
the development of transparent and
consistent climate-related industry standards
in areas such as implementation of new
International Sustainability Standards across
jurisdictions, sustainable finance taxonomy
and emissions accounting. We have aligned
our definitions of risk and opportunities with
our strategic planning cycle. For climate
reporting, we define short-term as time
periods up to 2 years, medium-term is
between 3-5 years, and long-term is between
6-15 years.
We have reviewed our interim financed
emissions targets, metrics and associated
policies, seeking to remain science-aligned
and compatible with our own net zero
ambition, while remaining realistic and credible
given global developments.
We expect to periodically review and, if
required, update our targets. We seek to
monitor the latest developments in climate
science and associated scenarios to help
inform our approach to target setting and our
portfolio alignment to support the transition of
the real economy to net zero. In 2026, we will
continue to review and enhance our approach
to disclosures.
Internal and external data challenges
The effective measurement, governance and
reporting of progress against our climate
ambitions is reliant on the availability of high-
quality, accessible, comparable and reliable
internal and external data. We are also reliant
on our own ability to collect and process such
relevant data as required in a timely manner.
Reported client emission data may have up to
a two-year lag, making alignment to financial
reporting dates challenging and leading to
further reliance on proxies.
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
We continue to strengthen our ESG data and
analytics capability, working to deliver trusted
data assets, dashboards, AI, and advanced
analytics solutions that help support initiatives
like financed emissions, climate scenario
analysis, stress testing, sustainable finance
and portfolio optimisation.
Given our dependency on collecting emissions
data from our clients and the manual nature of
the process, enhanced verification and
assurance procedures are performed on a
sample basis over this data, including by the
first and second lines of defence. Our climate
models undergo independent review by an
internal model review group, and we obtain
limited assurance on our financed emissions
and sustainable finance disclosures from
external parties, including our external
auditors.
Lack of consistency across sustainable
finance taxonomies
Sustainable finance metrics, taxonomies and
practices currently lack global consistency. As
standards develop and regulatory guidance
evolves across jurisdictions, our targets,
methodologies and disclosures may also need
to adapt. Recognising these challenges, we
annually refresh and disclose our Sustainable
Finance and Investment Data Dictionary to
accompany reporting against our sustainable
finance and investment ambition. For further
details, see page 35.
Our re-baseline and restatement policy defines
the circumstances for a restatement of
previously reported data. We continue to
engage with standard setters in different
regions to support the development of
transparent and consistent taxonomies to
encourage science-based decarbonisation,
particularly in high transition risk sectors.
Impact on our reporting and financial
statements
We have assessed the impact of climate risk
on our balance sheet and have concluded that
no incremental adjustments were needed to
capture climate impacts in our financial
statements for the year ended 31 December
2025. The effects of climate change are a
source of uncertainty. We capture known and
observable potential impacts of climate-related
risks in our asset valuations and balance sheet
calculations. These are considered in relevant
areas of our balance sheet, including expected
credit losses, classification and measurement
of financial instruments, goodwill and other
intangible assets; and in making the long-term
viability and going concern assessment. As
part of assessing the impact on our financial
statements we conducted scenario analysis to
understand the impact of climate risk on our
business (see pages 49 and 206), and we also
used available information to perform a
climate ECL sensitivity analysis for both our
retail and wholesale portfolios (see page 212).
ÑFor further details of how management
considered the impact of climate-related risks on
its financial position and performance, see
‘Critical estimates and judgements’ on page 301.

HSBC Holdings plc Annual Report on Form 20-F
35

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
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
Since 1 January 2020, we have provided and
facilitated a cumulative $437.9bn of sustainable
finance and $57.7bn of ESG and sustainable
investing, as defined in our Sustainable Finance
and Investment Data Dictionary 2025. This
included 39% where the use of proceeds was
dedicated to green financing, 11% to social
financing, and 14% to other sustainable
financing. It also included 24% of sustainability-
linked financing and 12% of net new
investment flows managed and distributed on
behalf of investors.
In 2025, our underwriting activity for green,
social, sustainability, and sustainability-linked
bonds declined, primarily due to challenging
market conditions, particularly in the latter half
of the year. The global social bond market
contracted during 2025, with HSBC’s volume
reducing by approximately $4bn compared
with the previous year. Despite these
headwinds, on-balance sheet sustainable
lending transactions increased by 12% versus
2024, supported by strong growth of 15% in
ESG and sustainable investing flows.
In 2025, as part of our continued monitoring
and controls processes, we identified $0.3bn of
transactions that no longer fulfil our eligibility
criteria. These were declassified and removed
from the 2025 total, taking the total amount
declassified since 1 January 2020 to $1.6bn.
Continued progress towards achieving our
sustainable finance and investment ambition is
dependent on market demand for the products
and services set out in our Sustainable Finance
and Investment Data Dictionary 2025.
Sustainable finance and investment
$495.6bn†
Cumulative total provided and facilitated since
1 January 2020 (2024: $393.6bn)

Sustainable finance and investment summary[1]	2025 ($bn)	2024 ($bn)	2023 ($bn)	Cumulative progress since 2020 ($bn)
Balance sheet-related transactions provided[2]	52.8	47.4	42.7	221.5
Capital markets/advisory (facilitated)	32.6	37.3	33.3	216.4
ESG and sustainable investing (net new flows)	16.6	14.5	7.7	57.7
Total contribution†	102.0	99.2	83.7	495.6
Sustainable finance and investment classification by theme[1]
Green use of proceeds[5]	41.7	42.2	37.1	196.0
Social use of proceeds	6.9	9.6	8.4	52.6
Other sustainable use of proceeds[3]	14.2	13.9	10.7	71.4
Sustainability-linked[4]	22.6	19.0	19.8	117.9
ESG and sustainable investing	16.6	14.5	7.7	57.7
Total contribution†	102.0	99.2	83.7	495.6
† The $495.6bn cumulative progress since 1 January 2020 is subject to independent third-party limited assurance in accordance with International Standard on
Assurance Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’. Our Sustainable Finance and
Investment Data Dictionary 2025 and independent third-party limited assurance report is available at: www.hsbc.com/who-we-are/esg-and-responsible-business/
esg-reporting-centre.
1 The 2025 data in this table has been prepared in accordance with our Sustainable Finance and Investment Data Dictionary 2025, which includes green, social and sustainability activities. The amounts provided and facilitated include: the limits agreed for balance sheet-related transactions provided (including drawn and undrawn amounts), the proportional share of facilitated capital markets/advisory activities and ESG and sustainable investing net new flows of both HSBC Asset
Management sustainable investment funds and third-party solutions distributed through Private Bank and Retail Banking.
2    In 2024 only nine months of retail green/energy efficient mortgages were included for the first time within Other Qualified Green Lending. In 2025 reporting, 12 months of transactions were included, reported a quarter in arrear (1 October 2024 to 30 September 2025) due to the time lag in sourcing supporting third-party data. For future years’ reporting we will continue to report green/energy efficient mortgages a quarter in arrear.
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
5 Included within the total cumulative contribution towards our ambition are transactions to customers within the six high transition risk sectors (i.e. automotive, chemicals, construction and building materials, metal and mining, oil and gas, and power and utilities) as described on page 204, of which approximately $71bn is defined as green use of proceeds in line with the Sustainable Finance and Investment Data Dictionary 2025.

HSBC Holdings plc Annual Report on Form 20-F
36

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
We believe supporting our customers’
transition is one of the most significant roles
we can play in the global transition to net zero.
Our Corporate and Institutional Banking (‘CIB’)
business, which incorporates HSBC
Infrastructure Finance, gives our customers
seamless access to global capital, markets
expertise and financing through a single
platform.
We have refreshed our strategy to support the
transitions of our CIB customers globally and
our Commercial Banking customers in the UK
and Hong Kong, and deliver on our growth
ambition. Our lending to corporate and
institutional customers makes up the majority
of our balance sheet and financed emissions,
so the role we play with these customers is
critical to achieving our net zero ambition.
We intend to become:
–The leading bank for fast-growing
transition ecosystems. Our customer
base spans ecosystems like clean power,
electrification of transport, and data centres
and AI. These ecosystems represent a
significant volume of the transition capex
needed by 2030 as they are key
decarbonisation and transformation vectors
for the economy. Expanding clean
electrification will be an important step to
minimise AI’s operational footprint while
maximising the technology’s potential1.
–The strategic transition partner for all
our customers. We aim to support all our
customers across segments and sectors to
meet their sustainability goals, leveraging
our debt financing and trade finance
capabilities across over 50 markets1.
–Bank of choice to catalyse emerging
climate tech. With our HSBC Innovation
Banking platform and substantial balance
sheet, we can bridge the gap between early-
stage development and large-scale
deployment of climate-critical technologies.
–We are also well-positioned to connect
these start-ups with our corporate and
institutional customers that are looking to
invest in climate tech ventures, and adopt
their solutions to accelerate their transition
journey1.
–
Understanding customer transition
priorities
We take a holistic approach to understanding
and supporting the transition journeys of our
customers and potential customers. We
regularly engage with our corporate customers
to help tailor our solutions to the diverse
realities they face around the globe, and the
different stages of their transition journey.
Supporting personal customers
We offer financing and investing options to
our individual banking customers in the key
areas where they may be able to influence
their carbon footprint.
1 For further details see HSBC Net Zero Transition
Plan at https://www.hsbc.com/who-we-are/our-
climate-strategy/our-net-zero-transition-plan
pages 26-28.

HSBC Holdings plc Annual Report on Form 20-F
37

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
ESG and sustainable investing
Our ambition is to be one of the leading global
asset and wealth managers and sustainability
is an important enabler to achieving this
ambition.
We offer a suite of ESG and sustainable
investing solutions to institutional and
individual investors who want to mitigate risk
or seek value creation through considering
climate, nature or other sustainability factors in
their investment horizon. Covering both
traditional and alternative investment areas,
our solutions aim to advance ESG and
sustainable goals. We take different
approaches to achieve this, such as investing
in issuers or securities that may either seek
stronger ESG performance, align to themes
such as climate or the net zero transition, or
seek to deliver environmental or social
outcomes.
As at 31 December 2025, HSBC Asset
Management managed $213bn in ESG and
sustainable investing solutions, marking an
increase of $33.3bn or 18.5% from 2024.
These assets include those that are distributed
by our Private Bank and Retail Banking, and
those that Asset Management manages on
behalf of HSBC Insurance. This increase
underscores our continued focus on providing
a range of solutions tailored to meet the
diverse investment objectives of our clients.
For our individual investors, our ESG and
sustainable investing solutions span multiple
asset classes, including mutual funds, ETFs,
equities, fixed income, alternatives, as well as
discretionary mandates. In 2025, we
expanded our investment offering with the
launch of four additional mutual funds and
ETFs. We regularly publish insights to help our
clients better understand the ESG implications
of their investments.
In our Insurance business, as an asset owner,
we seek to adopt a responsible investment
approach. We give customers access to
sustainability options through investment-
linked insurance products where we offer a
range of investment choices, including those
relating to ESG and sustainable investing.
Some may target specific net zero transition
and climate themes.
ÑFor further details of our Asset Management
policies, see page 50.

Our sustainable finance and investment data dictionary
We define sustainable finance and investment
as any form of financial service that integrates
ESG criteria into business or investment
decisions. This includes financing, investing
and related activities that support the
achievement of the UN Sustainable
Development Goals, including but not limited
to the aims of the Paris Agreement on climate
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
We engage in industry initiatives to develop
our understanding and approach to ‘transition
finance’. We do not currently include transition
finance as a product label or stand-alone
category in our data dictionary and reporting,
and we will continue to monitor and consider
industry guidance for future updates to our
data dictionary.
We have established internal business
governance forums and processes to assess
and monitor the risks associated with
sustainable finance products, ranging from
product design, origination and approval, as
well as tracking and monitoring product
performance.
We recognise that there are products and
assets included in HSBC’s ESG and
sustainable investing approach which may be
counted towards our sustainable finance and
investment ambition that do not necessarily
qualify as ‘sustainable investments’ as defined
by Sustainable Finance Disclosure Regulation
(SFDR) and/or other relevant regulations, and
may not qualify as ‘sustainable’ products for
the purposes of the UK Sustainability
Disclosure Requirements (SDR) and European
Securities and Markets Authority (ESMA) fund
naming guidance and/or any other regulatory
standards.
ÑFor our 2025 ESG Data Pack and Sustainable
Finance and Investment Data Dictionary, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre

HSBC Holdings plc Annual Report on Form 20-F
38

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Partnering for an enabling environment
Our ability to support our customers’ transition
is heavily influenced by external market and
policy conditions. We seek to partner for an
enabling environment that can help to
accelerate the flow of capital towards scaling
transition solutions and innovation.
We aim to use our global reach and convening
ability to engage and collaborate with a range
of partners – including industry peers,
customers, governments, academia, civil
society and entrepreneurs – on solutions that
can help support the transition.
Through our philanthropy, we also partner with
a range of NGOs to help develop thought
leadership, spur innovation, build capacity,
mobilise capital and test and scale climate
solutions.
Highlights from our sustainability-
aligned partnerships
In 2025, we donated approximately $12.6m in
grant funding to help establish a portfolio of
partnerships aligned to the strategic focus
areas set out in our Net Zero Transition Plan.
We also supported initiatives focused on
driving progress on cross-cutting issues, such
as nature and the just transition.

Our just transition approach
The speed and scale of the transition to net
zero will be influenced by how it impacts
communities, and how communities view
and support the transition.
Our approach to net zero considers how we
can support a just transition, including how
best to engage with and inform our
customers on the topic, as well as helping to
ensure the transition to net zero can
positively impact local communities.
Examples of our engagement include:
–In 2025, we supported the Just Transition
Finance Lab at the London School of
Economics, which produced thought

–
–leadership on topics including ‘promoting a
transition with inclusion in India’ and
‘mobilising bonds for a just transition’.
–HSBC Asset Management, in line with
relevant stewardship activities,
encourages companies to identify and
address the impacts of their climate
strategy on stakeholders, including
workers, suppliers and the communities in
which they operate. This may involve
setting specific metrics or objectives
concerning, but not limited to, employee
training and development, green job
creation, safeguarding workers’ rights and
support for affected communities.

Our approach to nature

Nature and its ecosystem services are
foundational to economic growth, resilience
and long-term value creation. Nature-related
opportunities and risks – which can stem
from the impacts and dependencies the
global economy and financial system have on
nature, as well as the complex interactions
and compounding effects of climate change –
are areas that require further consideration.
We have been developing our approach to
nature, aligning it with our net zero approach:
supporting our customers through financing
and investing in nature-related solutions;
starting to embed nature into the way we
operate, initially through understanding our
exposure to nature and managing nature-
related risk in our European business; and

partnering for a supportive enabling
environment, for example, through our
nature-focused philanthropic partnerships.
In 2025, we established a Group Nature
Programme, including senior governance,
to oversee the development of our approach
to nature. We continued to advance our
approach to nature-related risk, initially
focused on key parts of our European
business, by starting to incorporate nature
into wholesale credit risk management
processes and completing a pilot nature
scenario analysis stress test. We continue to
enhance our capabilities, methodologies and
tools, in line with evolving regulatory and
reporting expectations.

HSBC Asset Management highlights good
practices relating to nature in its Stewardship
Plan, emphasising natural capital strategy,
risk and reporting, governance and
engagement. We encourage priority investee
companies (as defined in our Stewardship
Plan), where nature-related issues are
relevant, to work towards these practices.
In 2025, Climate Asset Management, a joint
venture between HSBC Asset Management
and climate investment and advisory firm
Pollination, was ranked as Fund Manager of
the year in both Global and European
Categories at the Agri Investor Awards.
ÑFor further details see HSBC Asset
Management Stewardship Plan at https://
www.assetmanagement.hsbc.co.uk/en/
institutional-investor/about-us/responsible-
investing/policies

HSBC Holdings plc Annual Report on Form 20-F
39

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Embedding net zero into the way we operate
Financed emissions

TCFD
Financed emissions is one of the key metrics
we use to measure progress on the transition
of our portfolio. As part of our ambition to
become a net zero bank by 2050, we have set
financed emissions targets for 2030.
Our analysis of financed emissions comprises
‘on-balance sheet financed emissions’ and
‘facilitated emissions’, which we distinguish
where necessary in our reporting.
Financed emissions link the financing we
provide for our customers to their activities in
the real economy and provide an indication of
the associated GHG emissions. They form
part of our scope 3 emissions, which include
emissions associated with the use of a
company’s products and services.
Our on-balance sheet financed emissions
include emissions related to on-balance sheet
lending, such as project finance and direct
lending. Our facilitated emissions include
emissions related to financing we help clients
to raise through capital markets activities. Our
analysis covers financing from CIB, and
Commercial Banking in the UK and Hong
Kong.
Our combined on-balance sheet financed and
facilitated emissions targets are for two
emissions-intensive sectors: oil and gas; and
power and utilities. Our on-balance sheet
financed emissions targets cover the following
sectors: cement; iron and steel; aviation;
automotive; and thermal coal mining.
We have set absolute emissions reduction
targets for the oil and gas, and thermal coal
mining sectors. For the power and utilities;
cement; iron and steel; aviation; and
automotive sectors, we have set emissions
intensity targets that allow us to deploy capital
towards decarbonisation solutions.
As part of our financial reporting, we present the
progress for these sectors against our financed
emissions baselines and targets.

Our approach to financed emissions
In our approach to assessing our financed
emissions, our key methodological decisions
are shaped in line with industry practices and
standards. We recognise that these practices
and standards are still developing. We will also
continue to review our reporting approach as
regulatory standards evolve, such as the
impact of the International Sustainability
Standards Board (ISSB) Standards.
Coverage of our analysis
Our analysis focuses on the most carbon-
emissive sectors and the parts of the value
chain where we believe most of the
emissions are produced, to help reduce
double counting of emissions. Double
counting may occur when GHG emissions are
counted more than once in the financed
emissions calculation. For instance, to
minimise the overlap of emissions captured,
we only include midstream activities of the
automotive sector, as upstream may be
included in other sectors that we finance, such
as iron and steel. This is different to the scope
of sectors within the wholesale corporate
lending portfolio that we use to manage
climate risk. These sectors are set out on page
204.
By estimating emissions and setting targets for
customers that directly account for, or indirectly
influence, the majority of emissions in each of
the most carbon-emissive sectors, we can
focus our engagement and resources where we
believe the potential for change is highest. For
each sector, our reported emissions now
typically include all the major GHGs, including
carbon dioxide, methane and nitrous oxide,
among others. These are reported as tonnes of
CO2 equivalent (‘tCO2e’).
To calculate annual on-balance sheet financed
emissions, we have taken into consideration
guidance from the Partnership for Carbon
Accounting Financials (‘PCAF’) standard. We
use drawn balances as at 31 December in the
year of analysis related to wholesale credit and
lending, including business loans and project
finance, as the value of finance provided to
customers.
For facilitated emissions we considered all
capital market transactions in scope for the year
of analysis. These included debt and equity
capital markets, and syndicated loans.
ÑFor further details see our Financed Emissions
and Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre

Our financed emissions target refresh and associated changes

As stated in our 2025 Net Zero Transition
Plan, we have undertaken a detailed review of
each of our interim 2030 financed emissions
targets this year to seek to ensure our
approach continues to reflect the evolving
external context, including developments in
policy, technology, climate science, customer
actions, available data and methodologies.
We have updated our targets for all our in-
scope carbon-intensive sectors, apart from
thermal coal mining. Our thermal coal mining
target remains unchanged, in alignment with
our thermal coal phase-out policy and thermal
coal financing drawn balance exposure
reporting.

The key change is the adoption of a target
range for our interim 2030 financed emissions
targets, informed by IEA’s 2024 Net Zero
Emissions (‘NZE’) Scenario and Announced
Pledges Scenario (‘APS’).
For our emissions intensity-based targets, we
have moved the baseline year from 2019 to
2023 to reflect improvements in available data
and methodology. Targets for these sectors
are point-in-time targets and independent
from the baseline. We continue to use 2019
as the baseline year for our oil and gas
combined financed and facilitated emissions
target, and 2020 for our thermal coal mining
financed emissions target, as our absolute
emissions reduction targets are set based on
a percentage reduction from the baseline
year.

Lending products that are short term in nature
are now included in our financed emissions
reporting. We have included short-term
lending with the aim to cover in-scope lending
activity and align with industry guidance. In
addition, we have descoped aluminium from
the previously reported iron, steel and
aluminium sector and changed the reporting
unit for aviation from revenue passenger
kilometre (‘rpk’) to revenue tonne kilometre
(‘rtk’).
See page 45 for details on the scope and
methodology changes driving our re-baselines
and restatements.
ÑFor further details see our Financed Emissions
and Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre

HSBC Holdings plc Annual Report on Form 20-F
40

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
The chart below shows the scope of our
financed emissions analysis of seven sectors,
including upstream, midstream and
downstream activities within each sector. The
allocation of companies to different parts of
the value chain is highly dependent on expert
judgement and data available on company
revenue streams. As data quality improves,
this will be further refined.
Financed emissions analysis

Sector	Scope of emissions	Value chain in scope				Coverage of GHGs
Oil and gas	1, 2 and 3	Upstream (e.g. extraction)	Midstream (e.g. transport)	Downstream (e.g. fuel use)	Integrated/ diversified	All GHGs
Power and utilities	1 and 2	Upstream (e.g. generation)	Midstream (e.g. transmission and distribution)	Downstream (e.g. retail)	Diversified utilities - Power generation	All GHGs
Cement	1 and 2	Upstream (e.g. raw materials, extraction)	Midstream (e.g. clinker and cement manufacturing)		Downstream (e.g. construction)	All GHGs
Iron and steel	1 and 2	Upstream (e.g. raw materials, extraction)	Midstream (e.g. ore to steel)		Downstream (e.g. construction)	All GHGs
Aviation	1 for airlines, 3 for aircraft lessors	Upstream (e.g. parts manufacturers)	Midstream (e.g. aircraft manufacturing)		Downstream (e.g. airlines and air lessors)	All GHGs
Automotive	1, 2 and 3	Upstream (e.g. suppliers)	Midstream (e.g. motor vehicle manufacture)		Downstream (e.g. retail)	All GHGs
Thermal coal mining	1, 2 and 3	Upstream (e.g. extraction)	Midstream (e.g. processing)		Downstream (e.g. retail)	All GHGs
Key:
Included in analysis
Setting our targets
Our initial approach to target setting used a
single reference scenario – the 2021
International Energy Agency (‘IEA’) Net Zero
Emissions by 2050 Scenario (‘NZE 2021’). We
have now introduced a target range for all our
in-scope carbon-intensive sectors (except for
thermal coal mining) informed by the IEA’s
2024 NZE and APS Scenarios.
Our approach is aligned with the goals of the
Paris Agreement to hold the global
temperature increase to well below 2°C above
pre-industrial levels and pursuing efforts to
limit the temperature increase to 1.5°C above
pre-industrial levels. Adopting a target range
helps us to better navigate the inherent
uncertainty in the pace of transition in the real
economy.
Facilitated emissions included in our combined
metrics are weighted at 33%, in accordance
with the PCAF standard. To further reduce the
inherent volatility in facilitated emissions, we
apply a moving average up to three years
building up from the baseline year (e.g.
average of 2022, 2023 and 2024 for the 2024
oil and gas progress numbers) to track
progress towards our combined target. This
means that transactions facilitated in 2028 and
2029 will still have an impact on the 2030
progress number and will need to be taken
into consideration as we manage progress
towards our target.
We perform feasibility analysis of our financed
emissions targets, considering multiple
climate-related scenarios.
We do not plan to rely on purchasing credits
to achieve any interim 2030 financed
emissions targets we set.
An evolving approach
We continue to engage with regulators,
standard setters, investors and industry bodies
to help shape our approach to target setting and
managing portfolio alignment to support the
transition to net zero in the global economy.
For the agricultural, corporate and retail real
estate sectors, we continue to expect to
measure and report our financed emissions in
future disclosures and we are working on
improving the quality and granularity of internal
data and sourcing suitable external data for
reliable measurement.
ÑFor further details see our Financed Emissions
and Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre

Data and methodology limitations

Our financed emissions estimates and methodological choices are shaped by data availability for our sectors. We are members of the PCAF, which defines and develops GHG accounting standards for financial institutions. Its Global GHG Accounting and Reporting Standards for
Financed Emissions and for Facilitated Emissions provide detailed methodological guidance.

–We have found that data quality scores vary
across the different sectors and years of our
analysis. While we expect our data quality
scores to improve over time, as companies
continue to expand their disclosures to meet
growing regulatory and stakeholder
expectations, there may be fluctuations
within sectors year-on-year, and/or
differences in the data quality scores due to
changes in data availability.

–Most of our clients do not yet report the full
scope of GHG emissions included in our
analysis, in particular scope 3 at a subsidiary
level. In the absence of client-reported
emissions, we estimated emissions using
proxies based on company production and
revenue figures. We applied industry
averages in our analysis where company-
specific data was unavailable, using third-
party datasets. As data improves for client-
reported emissions, our reliance on
estimates will continue to reduce.

–Reported client emissions data may have up
to a two-year lag, which may result in
alignment challenges to financial reporting
dates and lead to further reliance on proxies.
–Mapping external datasets to our internal
client entities can be challenging due to
complex company ownership structures.
–The methodology and data used to assess
financed emissions and set targets continue
to evolve and we expect industry guidance,
market practice, and regulations to continue
to change.

HSBC Holdings plc Annual Report on Form 20-F
41

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment

Data and methodology limitations continued

–We remain conscious that the financed
emissions calculation is sensitive to volatility
in drawn amounts or market value
fluctuations, and we plan to be transparent
around drivers for change to portfolio
financed emissions where possible.
–We calculate sector-level emissions
intensity metrics using a portfolio-weighted
approach.
–Due to data limitations, we are unable to
obtain production data for all clients and so
we calculate an emissions intensity figure
using the 75th percentile of available data
points to meet this data gap, which we
consider as a conservative approach.
–Classification of our clients into sectors is
performed at a counterparty group level with
inputs from SMEs, and will continue to
evolve with improvements to data and our
sector classification approach. Our internal
data on customer groups used to source
financial exposure and emissions data is
based on credit and relationship
management attributes and may not always
be aligned to the data required to analyse
emissions across sector value chains.

–As the sub-sector, and therefore the value
chain classification of a client, is based on
expert judgement, and as clients continue to
transition, classification changes can result
in sectoral movement year-on-year.
–Emissions are calculated at a counterparty
group level, rather than at subsidiary level,
mainly due to the availability of emissions
data, and this may lead to over- or under-
estimation of emissions compared with
calculation at the subsidiary level.
–Companies with multiple activities, such as
conglomerates with near to equal business
activity split across multiple sectors, are
excluded from our reporting as these can
have different activities and cannot be
allocated to one sector target.
–For scope 2 emissions, companies may
often choose between reporting location or
market-based emissions. For our analysis,
where available, market-based emissions
data is prioritised for sourcing compared
with location-based emissions.

–We use structured entities to securitise
customer loans and advances we originate
and to diversify sources of funding for asset
origination and capital efficiency. These are
currently excluded and we will continue to
review our reporting approach as industry
guidance and methodology evolves.
–Where we have sponsored or invested in
our clients’ securitisation vehicles, these
have been included in our analysis where
possible, recognising current data
limitations, applying the PCAF business
loans approach.
–The operating environment for climate
analysis and portfolio alignment is maturing.
We continue to work to improve our data
management processes.
ÑFor further details see our Financed Emissions
and Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre

Targets and progress
We have set out in the table below our
combined on-balance sheet financed and
facilitated emissions targets for the oil and
gas, and power and utilities sectors. We also
set out our updated targets for the on-balance
sheet financed emissions for cement, iron and
steel, aviation and automotive, and our
existing thermal coal mining target.
For our combined on-balance sheet financed
and facilitated emissions targets in 2024, the
moving average for facilitated emissions with
a 33% weighting for the oil and gas sector
totals 5.0 Mt CO2e and for the power and
utilities sector, it totals 279 tCO2e/GWh.
These values are then combined with the on-
balance sheet numbers for the relevant year to
track progress to target. We set out the annual
figures before the application of the three-year
average built up from the baseline in the
facilitated emissions table on page 46.
This year we have a three-year moving
average for oil and gas in 2023 and 2024, and
a two-year moving average for power and
utilities in 2024. Averages will be built up to
three years over time.
We disclose emissions in 2023 and 2024 and
progress achieved in 2024 versus baseline for
each sector.
The table incorporates re-baselines and
restatements, where relevant, and in this
section we set out the approach we take to
target setting.
When assessing the changes from 2019 to
2024, it is important to emphasise how
changes to exposure and market fluctuations
impact yearly updates as we make progress
towards our interim targets. Movement from
one year to the next may not reflect future
trends for the financed emissions of our
portfolio.
See specific sector sections for further
information on key movements.

Sector[1]	Baseline	2023	2024	2024 % change vs. baseline	2030 target	Unit[2]	Target type	Target scenario
Combined on-balance sheet financed and facilitated emissions at 33%, with up to 3 years moving average
Oil and gas	46.2 in 2019	28.9	28.5	(38)%	(14-30)%	Mt CO2e	Absolute	IEA APS and NZE 2024
Power and utilities	295 in 2023	295	242	(18)%	195-270	tCO2e/GWh	Intensity	IEA NZE and APS 2024

On-balance sheet financed emissions
Cement	0.59 in 2023	0.59	0.61	3%	0.47-0.56	tCO2e/t cement	Intensity	IEA NZE and APS 2024
Iron and steel	1.73 in 2023	1.73	1.81	5%	1.29-1.52	tCO2e/t steel	Intensity	IEA NZE and APS 2024
Aviation	747 in 2023	747	737	(1)%	709-776	tCO2e/million rtk[3]	Intensity	IEA NZE and APS 2024
Automotive	152.8 in 2023	152.8	146.8	(4)%	65.5-95.3	tCO2e/million vkm	Intensity	IEA NZE and APS 2024
Thermal coal mining[4]	3.4 in 2020	1.03	0.22	(94)%	(70)%[4]	Mt CO2e	Absolute	IEA NZE 2021
1  Our absolute and intensity emissions metrics and targets are measured based on the drawn exposures of the counterparties in scope for each sector. Emissions intensity is a weighted average according to the portfolio weight of each investment, as a proportion of the total portfolio value.
2  For the oil and gas sector, absolute emissions are measured in million tonnes of carbon dioxide equivalent (‘Mt CO2e’); for the power and utilities sector, intensity is measured in tonnes of carbon dioxide equivalent per gigawatt hour (‘tCO2e/GWh’); for the cement sector, intensity is measured in tonnes of carbon dioxide equivalent per tonne of cement (‘tCO2e/t cement’); for the iron and steel sector, intensity is measured in tonnes of carbon dioxide equivalent per tonne of steel
(‘tCO2e/t steel’); for the aviation sector, intensity is measured in tonnes of carbon dioxide equivalent per million revenue tonne kilometres (‘tCO2e/million rtk’); for the automotive sector, intensity is measured in tonnes of carbon dioxide equivalent per million vehicle kilometres (‘tCO2e/million vkm’); and for the thermal coal mining sector, absolute emissions are measured in million tonnes of carbon dioxide equivalent (‘Mt CO2e’).
3  We have changed our reporting unit for aviation from revenue passenger kilometre (‘rpk’) to revenue tonne kilometre (‘rtk’) to better align to counterparties in scope which often include all airline activities (passengers, belly cargo, dedicated cargo). Additionally, this metric enables direct comparison to climate scenarios that are based on traffic demand forecasts and aligns to industry practice.
4  The thermal coal mining scope differs from the other target sectors. We include solely emissions from thermal coal production and coal power generation, rather than the total emissions of a counterparty within a sector, to reflect the thermal coal mining absolute financed emissions reduction target.

HSBC Holdings plc Annual Report on Form 20-F
42

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
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
Consistent with the PCAF guidance on
financed emissions accounting, we only
consider the outstanding drawn financing
amount, given this has a direct link to real
economy emissions.
A number of clients have material undrawn
balances that, if drawn, could significantly
increase the financed emissions related to
those clients. We expect to assess how to
manage these exposures on a forward-looking
basis as we progress towards our 2030
targets. In addition, for the sectors with
intensity-based targets, the emissions
intensity is sensitive to material clients, and
changes to drawn balances year-on-year can
therefore influence the trend.
We continue to engage with and support our
clients in their decarbonisation journey by
providing financing and advisory services.
The charts below display our progress to date
in relation to the updated 2030 target,
including historical progress metrics based on
our previous methodology.
ÑFor further details see our Financed Emissions
and Thermal Coal Exposures Methodology at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre

Oil and gas
For the oil and gas sector, our analysis
included scope 1, 2 and 3 emissions, including
carbon dioxide and methane, for upstream and
integrated companies. Our baseline and
progress figures reflect combined on-balance
sheet financed and facilitated emissions.
We have set a target to reduce absolute
combined on-balance sheet financed and
facilitated emissions for our oil and gas
portfolio by 14-30% by 2030 relative to our
2019 baseline. The percentage reduction
range is equivalent to the percentage decrease
that the IEA indicates in its APS and NZE 2024
scenarios for global sector emissions to 2030,
from a 2019 baseline.
We show in the chart our progress to date
against our 2030 target. For 2024, the oil and
gas sector represents 48% of the financed
emission footprint of our target sectors. In
2024, absolute combined on-balance sheet
financed and facilitated emissions in our
portfolio decreased by 38% to 28.5 million
tonnes of carbon dioxide equivalent (‘Mt
CO2e’) relative to the 2019 baseline and
decreased by 1% from 2023 to 2024.
The reduction was due to strategic portfolio
management actions, complemented by
temporary factors, such as low loan drawdown
levels. These factors offset increases in 2024
for both short-term lending and capital markets
transaction volumes, where capital markets
activity remains subdued compared with the
baseline year. Facilitated emissions are
incorporated on a three-year rolling average
basis, and lower volumes from 2022 and 2023
continue to be included in the 2024 reported
number.
We are currently reporting below the 2030
target range. Achieving the target range is
sensitive to market activities, such as clients
increasing capital markets transactions, and
volatility in short-term lending or external
factors leading clients to draw down on
existing facilities, all of which could lead to
increased financed emissions in our portfolio.
We continue to engage and support our clients
in their transition journey while managing
towards our risk appetite.

Oil and gas Mt CO2e	2024 progress from baseline
(38)%

(14-30)%

Power and utilities
For the power and utilities sector, our analysis
included scope 1 and 2 emissions for
upstream power generation, and diversified
utilities power generation companies. Our
baseline and progress figures reflect combined
on-balance sheet financed and facilitated
emissions.
We target a combined on-balance sheet
financed and facilitated emissions intensity of
195-270 tonnes of carbon dioxide equivalent
per gigawatt hour (‘tCO2e/GWh’) by 2030. This
reduction range is equivalent to the global
sector average emissions intensity for 2030
that the IEA indicates in its NZE and APS 2024
scenarios.
We have chosen an intensity-based target to
enable increased financing of clients engaging
in low-emissions solutions and transition
initiatives, such as renewable and clean energy
deployment, grid modernisation, energy
storage and efficiency improvements. With
electricity demand expected to more than
double by 2050 due to population growth,
electrification of industry, transport and
buildings, and demand from air conditioners
and data centres, a shift to low carbon-
intensive power generation will be critical.
We show in the chart our progress to date
against our 2030 target. For 2024, the power
and utilities sector represents 14% of the
financed emission footprint of our target
sectors. In 2024, the combined on-balance
sheet financed and facilitated emissions
intensity in our portfolio decreased by 18% to
242 tCO2e/GWh relative to the 2023 baseline
and is currently within the 2030 target range.
This reduction was primarily driven by
increased financing to lower emission-
intensive clients and a greater shift towards
financing renewable energy projects and pure-
play companies.

Power and utilities tCO2e/GWh	2024 progress from baseline
(18)%

195-270

HSBC Holdings plc Annual Report on Form 20-F
43

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Cement
For the cement sector, our analysis included
scope 1 and 2 emissions for midstream
companies with clinker and cement
manufacturing facilities.
We target an on-balance sheet financed
emissions intensity of 0.47-0.56 tonnes of
carbon dioxide equivalent per tonne of cement
(‘tCO2e/t cement’) by 2030, using 2023 as our
baseline. This reduction is equivalent to the
global sector average emissions intensity for
2030 that the IEA indicates in its NZE and APS
2024 scenarios.
In the short term, the global cement industry
has demonstrated emissions reductions
through energy efficiency, alternative fuels,
kiln optimisation, lowering the clinker-to-
cement ratio and incorporating supplementary
cementitious materials. Achieving further
emissions reductions and enabling near-zero
emissions cement production in the medium
to long term will require significant investment
in emerging technologies, including alternative
cementitious materials, renewable industrial
heat, and large-scale carbon capture and
storage.
Globally, over 50 million tonnes per annum of
near-zero emissions cement and concrete
production capacity has been announced or is
under development.
We show in the chart our progress to date
against our 2030 target. For 2024, the cement
sector represents 11% of the financed
emission footprint of our target sectors.
The 2024 emissions intensity of our portfolio,
at 0.61 tCO2e/t cement, was 3% higher than
the 2023 baseline. The increase in 2024 was
mainly driven by sector mix. Our portfolio in
this sector is heavily concentrated and
emissions intensity trends are highly sensitive
to material client exposures and changes to
drawn balances year-on-year.

Cement tCO2e/t cement	2024 progress from baseline
3%

0.47-0.56

Iron and steel
For the iron and steel sector, our analysis
included scope 1 and 2 for midstream iron and
steel production. We have now descoped
aluminium as our exposure to this sector is
very limited and the combination of two
metals with different emissions intensity
ranges and decarbonisation trajectories
created volatility in reporting.
We have currently not set a separate
aluminium target due to our low exposure to
the sector, both in terms of client numbers
and financed emissions. We will continue to
monitor our aluminium exposure and in the
event that it becomes a more material part of
our portfolio in future, we may consider
creating a separate target.
We target an on-balance sheet financed
emissions intensity of 1.29-1.52 tonnes of
carbon dioxide equivalent per tonne of steel
(‘tCO2e/t steel’) by 2030, using 2023 as our
baseline. This reduction is equivalent to the
global sector average emissions intensity for
2030 that the IEA indicates in its NZE and APS
2024 scenarios.
To achieve near-term emissions reductions,
we note that steel producers are focusing on
enhanced energy efficiency, increased scrap
utilisation, procuring green electricity and
testing alternatives to coke. A smaller group of
clients are looking at more transformative
investments, such as closing old coal-reliant
capacity and replacing it with direct reduction
and electric arc furnaces, and investing in
upstream enablers, like high quality iron ore,
and green iron supply chains.
Further innovation and investments this
decade will be crucial to scale and
commercialise low-emissions iron and steel
production processes, which will be an
important factor in achieving our 2030 target.
We show in the chart our progress to date
against our 2030 target. For 2024, the iron and
steel sector represents 8% of the financed
emissions footprint of our target sectors.
The emissions intensity of our portfolio in 2024
rose by 5% to 1.81 tCO2e/t steel against our
2023 baseline, driven by a shift in our sector
mix across our low to high emissions-intensive
clients. The emissions intensity trends in this
sector are highly sensitive to volatility in client
exposures and changes to drawn balances
year-on-year.

Iron and steel tCO2e/t steel[1]	2024 progress from baseline
5%

1.29-1.52
1Previously reported progress figures include
aluminium.

HSBC Holdings plc Annual Report on Form 20-F
44

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Aviation
For the aviation sector, our analysis included
passenger airlines’ scope 1 and aircraft
lessors‘ scope 3 emissions, focusing on
downstream. We have changed our reporting
unit for aviation from revenue passenger
kilometre (‘rpk’) to revenue tonne kilometre
(‘rtk’) to better align counterparties in scope,
which often include all airline activities
(passengers, belly cargo, dedicated cargo).
Additionally, this metric enables a direct
comparison with climate scenarios that are
based on traffic demand forecasts, and aligns
to industry practice.
We target an on-balance sheet financed
emissions intensity of 709-776 tonnes of
carbon dioxide equivalent per million revenue
tonne kilometres (‘tCO2e/million rtk’) by 2030,
using 2023 as our baseline. This reduction is
equivalent to the global sector average
emissions intensity for 2030 that the IEA
indicates in its NZE and APS 2024 scenarios.
We believe the sector needs significant policy
support, investments in alternative fuels, such
as sustainable aviation fuel (‘SAF’), and new
efficient aircraft to reduce emissions.
The adoption of SAF is in its infancy, currently
accounting for an estimated 0.1% of all
aviation fuels consumed.
SAF use needs to increase to over 10% by
2030 to be in line with the IEA NZE 2024
scenario. This requires a significant ramp-up of
investment in production capacity and
supportive policies, such as fuel taxes and low
carbon fuel standards, as existing and planned
SAF projects are expected to meet just 2–4%
of jet fuel demand by 2030.
We show in the chart our progress to date
against our 2030 target. Historical progress
metrics are based on our previous
methodology, with tCO2e/rpk converted to
tCO2e/rtk using a multiplier of 10. For 2024,
the aviation sector represents 7% of the
financed emission footprint of our target
sectors.
In 2024, the emissions intensity of our
portfolio fell by 1% to 737 tCO2e/million rtk
relative to the 2023 baseline and is currently
within the 2030 target range. This decline was
primarily driven by higher exposure to airlines
that are transitioning to lower emissions.
Improved availability of client reported data has
also improved the quality of our reported
numbers. This sector is heavily concentrated,
and emissions-intensity trends are highly
sensitive to material client exposures and
changes to drawn balances year-on-year.

Aviation tCO2e/million rtk[1]	2024 progress from baseline
(1)%

709-776
1Previously reported progress figures in tCO2e/
million rpk are converted to tCO2e/million rtk
using a multiplier of 10.

Automotive
For the automotive sector, our analysis
included scope 1 and 2 for midstream
manufacturing of vehicles, and scope 3 for
tank-to-wheel exhaust pipe emissions for light-
duty vehicles. We excluded heavy-duty
vehicles from our analysis as the target
pathway derived from the IEA excludes them
as they have a different decarbonisation
pathway relative to light-duty vehicles. This
approach is also consistent with industry
practice. We will consider including heavy-duty
vehicles at a later stage of our analysis, as data
and methodologies develop.
We target an on-balance sheet financed
emissions intensity of 65.5-95.3 tonnes of
carbon dioxide equivalent per million vehicle
kilometres (‘tCO2e/million vkm’) by 2030 using
2023 as our baseline. This reduction is
equivalent to the global sector average
emissions intensity for 2030 that the IEA
indicates in its NZE and APS 2024 scenarios.
The IEA NZE 2024 scenario implies that by
2030, electric vehicle (‘EV’) share of sales
would be 30%, based on HSBC analysis.
During 2025, BloombergNEF estimates that
EV sales were 24%.
Achieving our 2030 financed emissions target
will be challenging unless there is a strong
acceleration in the share of EV sales in certain
markets. This will require large-scale
investments in new EVs and battery
manufacturing plants, alongside widespread
charging infrastructure and government
policies to support EVs.
We show in the chart our progress to date
against our 2030 target. For 2024, the
automotive sector represents 12% of the
financed emissions footprint of our target
sectors.
The 2024 emissions intensity of our portfolio
dropped by 4% to 146.8 tCO2e/million vkm
against our 2023 baseline of 152.8 tCO2e/
million vkm. The decline against our baseline
was driven by a sector mix towards lower
emissions-intensity clients.

Automotive tCO2e/million vkm	2024 progress from baseline
(4)%

65.5-95.3

HSBC Holdings plc Annual Report on Form 20-F
45

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
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
We have set a target to reduce our absolute
on-balance sheet financed emissions by 70%
by 2030, relative to the re-baselined 2020
figure of 3.4 million tonnes of carbon dioxide
equivalent (‘Mt CO2e’). We used 2020 as a
baseline to align with the baseline used for our
drawn balance exposure targets in our thermal
coal phase-out policy. Our target is consistent
with a global 1.5°C-aligned pathway, as
defined by the IEA NZE 2021 scenario.
We show in the chart our progress to date
against our 2030 target. For 2024, thermal coal
mining represents 0.5% of the financed
emissions footprint of our target sectors.
In 2024, absolute on-balance sheet financed
emissions decreased by 94% to 0.22 Mt CO2e
relative to the 2020 baseline and decreased by
79% from 2023 to 2024. The overall reduction
from the 2020 baseline figure for 2023 and
2024 was due to reduced project financing and
specific coal purpose loans, combined with
strategic decisions and low client drawdown
levels.
We are currently reporting below the 2030
target. Looking ahead, this number remains
sensitive to risk factors, such as increased
client drawdowns of existing facilities and
volatility in short-term lending products that
could result in an increase from the current
reported number. We continue to engage with
and support our clients in their transition
journey while managing these dynamics within
our risk appetite to remain on track to meet
the 2030 target.

Thermal coal mining Mt CO2e	2024 progress from baseline
(94)%

Our approach to re-baselines and restatements
Our re-baseline and restatement policy
defines the circumstances for a restatement
of previously reported data and targets,
including a re-baseline.
Changes to methodology, errors, and scope
or boundary changes are our key drivers of
change.
Climate-related data and processes are
continually evolving. Therefore, we do not
consider data and process enhancements to
be a key driver of change. This may change
over time as data and processes mature.
When key drivers, in aggregate, breach our
defined significance thresholds, a
restatement of previously reported data and
targets, including where necessary a re-
baseline, is required.
We expect our policy to evolve with further
industry guidance.

Financed emissions re-baselines and restatements
In 2025, we have re-baselined and restated
previously reported metrics to account for the
latest methodology and scope changes.
Lending products that are short term in
nature are now included in our financed
emissions reporting. This represents a scope
change and was a key driver of change for all
sectors except thermal coal mining.
We have refined our scope to include project
finance for the relevant part of the value chain
for each sector. This is a key driver of change
for oil and gas.
Divestments as at the latest reporting year
have been removed from all years of
reporting. This scope change mainly impacts
the oil and gas sector. We have also
descoped aluminium from the previously
reported iron, steel and aluminium sector.
Methodology changes include consideration
of use of proceeds financing and financing for
pure-play green clients, driving change in the
power and utilities sector. We also changed
the reporting unit for aviation from revenue
passenger kilometre (‘rpk’) to revenue tonne
kilometre (‘rtk’). We have aligned thermal coal
mining financed emissions to the refined
thermal coal financing exposure basis of
preparation.
Additionally, enhancements to our internal and
external data have been reflected in our
restated metrics. This includes improvements
in our data sourcing of customer groups and
sector classifications, and other sector-specific
data enhancements aimed at reducing our
reliance on proxy emission calculations.
The aggregated change across all of these
items breaches the significance threshold for
absolute financed emissions or emissions
intensity for all sectors. We have set out in
the table below our re-baselined and restated
target metrics.
ÑFor further details of our re-baselined and
restated metrics, see our ESG Data Pack at
www.hsbc.com/esg

Restated target metrics		Previously Reported			Restated Metrics[1]			Percentage Change
Sector	Unit	2019	2020	2023	2019	2020	2023	2019	2020	2023
Combined on-balance sheet financed and facilitated emissions at 33% weighting, with up to 3 years moving average
Oil and gas	Mt CO2e	42.6	—	23.2	46.2	—	28.9	8%	—	25%
Power and utilities	tCO2e/GWh	—	—	349.0	—	—	295	—	—	(15)%

On-balance sheet financed emissions
Cement	tCO2e/t cement	—	—	0.59	—	—	0.59	—	—	0%
Iron and steel[2]	tCO2e/t steel	—	—	2.1	—	—	1.73	—	—	(18)%
Aviation[3]	tCO2e/million rtk	—	—	796	—	—	747	—	—	(6)%
Automotive	tCO2e/million vkm	—	—	152.4	—	—	152.8	—	—	0.3%
Thermal coal mining	Mt CO2e	—	4.7	—	—	3.4	—	—	(28)%	—
1  All of the restated metrics set out below represent new baseline figures, apart from oil and gas 2023 which is a restated prior year comparative. Rounding in the restated metrics has been adjusted to align with the updated target metrics where relevant.
2  Previously reported metrics for iron and steel include aluminium, which has now been descoped.
3  Previously reported progress numbers for aviation in tCO2e/million rpk are converted to tCO2e/million rtk using a multiplier of 10.

HSBC Holdings plc Annual Report on Form 20-F
46

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
On-balance sheet financed emissions
The table below summarises the results of our assessment of on-balance sheet financed emissions using 2023 and 2024 data.

		On-balance sheet financed emissions – wholesale credit lending and project finance[1]
Sector	Year	Scope 1-2 (Mt CO2e)†	Scope 3 (Mt CO2e)†	Emissions intensity	PCAF Data quality score2,†
					Scope 1 and 2	Scope 3
Oil and gas	2023	2.6	19.7	N/A	2.2	2.7
	2024	3.0	20.4	N/A	2.3	2.8
Power and utilities	2023	7.1	N/A	288	2.9	N/A
	2024	6.6	N/A	232	3.0	N/A
Cement	2023	7.2	N/A	0.59	2.3	N/A
	2024	5.1	N/A	0.61	2.2	N/A
Iron and steel	2023	3.2	N/A	1.73	2.9	N/A
	2024	3.7	N/A	1.81	2.9	N/A
Aviation	2023	2.9	0.51	747	2.2	2.5
	2024	2.8	0.60	737	2.2	2.7
Automotive	2023	0.16	9.3	152.8	2.2	3.2
	2024	0.11	5.9	146.8	2.3	3.2
Thermal coal mining	2023	0.06	0.97	N/A	3.2	3.2
	2024	0.01	0.21	N/A	3.0	3.0
Facilitated emissions
The table below summarises the results of our assessment of facilitated emissions for the oil and gas, and the power and utilities sectors.
As per the PCAF Standard for Facilitated Emissions, the facilitated emissions figures are weighted at 33%. We also disclose values at 100%
weighting. For all 100%-weighted facilitated values, please refer to the ESG Data Pack at www.hsbc.com/esg.

	Facilitated emissions – ECM, DCM and syndicated loans[3] (33% weighting)
Sector	Year	Scope 1-2 (Mt CO2e)†	Scope 3 (Mt CO2e)†	Emissions intensity	PCAF Data quality score2,†
					Scope 1 and 2	Scope 3
Oil and gas	2023	0.32	3.1	N/A	2.1	2.5
	2024	0.50	6.7	N/A	2.2	2.4
Power and utilities	2023	1.2	N/A	320	2.4	N/A
	2024	1.7	N/A	247	2.5	N/A
1  For all sectors in scope of financed emissions targets, the total lending exposures included were approximately 3.3% of total loans and advances to customers at 31
December 2023 and approximately 3.5% at 31 December 2024. The total loans and advances have not been adjusted for assets held for sale. The methodology for quantifying our lending exposure to financed emissions sectors will evolve over time as data and processes continue to improve.
2  PCAF scores where 1 is high and 5 is low. This is a weighted average score based on financing for on-balance sheet financed emissions or facilitated volumes.
3  The total capital markets activity analysed applying a 100% weighting in 2024 was $17.1.bn, representing 4.3% of in-scope capital markets activity at 31 December
2024.
†  Data is subject to independent third-party limited assurance in accordance with ISAE 3000 / ISAE 3410. For further details, see our Financed Emissions and Thermal
Coal Exposures Methodology and the independent third-party limited assurance report, which are available at www.hsbc.com/who-we-are/esg-and-responsible-
business/esg-reporting-centre.

Reducing emissions in assets under management
HSBC Asset Management continues to work
towards its interim target1 of reducing scope 1
and 2 financed emissions intensity by 58%
between 2019 and 2030 for the in scope
assets under management (‘AUM‘), consisting
of listed equities and corporate fixed income
managed within our major investment hubs.
As of 31 December 2019, in scope assets
amounted to $193.9bn, equating to 38% of
global AUM. This financed emissions target
remains subject to developments in transition
pathways and consultation with stakeholders,
including investors, fund boards, industry
bodies and regulators.
As at 31 December 2024, the scope 1 and 2
financed emissions intensity of HSBC Asset
Management’s in scope assets stood at 60.7
tCO2e/M$ invested, representing a 51%
reduction compared with the 2019 baseline.
The PCAF2 Data Quality score for the 31
December 2024 financed emissions intensity
was 2.3.
Reported metrics3

	2019	2023	2024	Unit
Scope 1 and 2 financed emissions intensity	124.0	69.8	60.7	tCO2e/M$ invested
AUM in scope	193.9	223.0	250.2	Billions $
PCAF Data Quality Score[4]	2.6	2.6	2.3
1This target remains subject to consultation with stakeholders including investors and fund boards on whose behalf we manage the assets. The 58% reduction target is based on assumptions for financial markets and other data, including the IEA’s 2021 Net Zero Emissions by 2050 scenario and its underlying activity growth assumptions. Carbon emissions intensity is measured as tonnes of carbon dioxide equivalent per million USD invested (tCO2e/M$ invested), where emissions are scaled by enterprise values including cash.
2    PCAF defines and develops greenhouse gas accounting standards for financial institutions. Its Global GHG Accounting and Reporting Standard for Financed
Emissions provides detailed methodological guidance to measure and disclose financed emissions. PCAF Standards are available at: https://
carbonaccountingfinancials.com/standard. HSBC Asset Management reports financed emissions based on Part A – Financed emissions 2nd edition (2022).
3The 2024 metrics were subject to independent third-party limited assurance in accordance with the International Standard on Assurance Engagements 3000
(Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’, and with respect to the GHG emissions, in accordance with the International Standard on Assurance Engagements 3410 ‘Assurance Engagements on Greenhouse Gas Statements’, issued by the International Auditing and
Assurance Standards Board. For the independent third party’s limited assurance report, see http://www.assetmanagement.hsbc.com/about-us/net-zero. The methodology used is available at: http://www.assetmanagement.hsbc.co.uk/-/media/files/attachments/common/creating-a-new-climate-for-change/financed-
emissions-disclosures-reporting-criteria.pdf.
4From 2024, PCAF Data Quality Score is weighted by market value. In prior years, PCAF Data Quality Score was weighted by financed emissions.

HSBC Holdings plc Annual Report on Form 20-F
47

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Net zero in our own operations

TCFD
In line with our ambition to become a net zero
bank, we aim to achieve net zero emissions in
our own operations and supply chain by 2050.
Reduce, replace and remove
We continue to address the emissions from
our own operations and supply chain by
focusing on reducing our consumption and
replacing consumption with low carbon
alternatives.
Based on our current pathway to net zero, in
the interim we expect to achieve a reduction of
around 40% in emissions across our
operations, business travel and supply chain by
2030, compared with our 2019 baseline year.
We will only use high-integrity carbon credits to
remove any residual emissions from our own
operations that cannot otherwise be reasonably
reduced. We continue to monitor external
guidance, including from the Science Based
Targets initiative, to seek to ensure our
approach remains credible.
Our energy consumption
In 2025 we achieved a 34.5% reduction in our
energy consumption compared with 2019. This
was driven by our strategic divestments and
adoption of energy conservation programmes,
supported by more detailed and automated
metering and monitoring of our consumption.
In 2025, we increased our purchase of
electricity from renewable sources to 94.2%, a
key milestone towards our ambition to
purchase 100% renewable electricity across
our own operations by 2030.
We continue to search for opportunities to
procure renewable electricity in each of our
markets. We follow RE100 principles to focus
on creating additional renewable capacity
through power purchase agreements (PPAs),
where possible. Where regulation or our
energy profile does not allow for PPAs, we
pursue the procurement of renewable
electricity through our utility partners, as is the
case in France and regions of India. We are
also investigating bespoke solutions such as
on-site generation, direct investment into
renewable assets and private wire
agreements. If none of these options are
available to us, we source remaining renewable
electricity through energy attribute certificates.
Business travel
Connecting with clients and colleagues
remains an important part of how we do
business. We have introduced internal carbon
budgets and enhanced our internal reporting to
allow businesses and markets to monitor their
travel emissions in greater detail. Through
guidance on more sustainable ways to travel,
we encourage ownership and conscious
decision making.
Recognising the importance of sustainable
aviation fuel (‘SAF’) to the decarbonisation of
the aviation sector and following our 2024
strategic investment made in SAF through a
partnership with EcoCeres and Cathay Pacific,
we continue to explore new opportunities to
invest in SAF. We do not currently account for
the emissions reduction of SAF purchases in
our emissions reporting.
Engaging with our supply chain
Our supply chain is the largest source of our
operational emissions and where we face the
most significant decarbonisation challenge,
reflecting the pace of the transition across the
real economy.
Our suppliers are at various stages in their
sustainability journey, and we aim to support
their transition while navigating external factors
and challenges. Given many of our suppliers are
also our customers, our customer engagement
model is also beneficial to reducing our supply
chain emissions. We consider sustainability and
supply chain decarbonisation in our sourcing and
supplier management process, where possible,
to support the reduction of our supply chain
emissions, being mindful of the business
importance of certain goods and services and
the varying regional approaches to the transition.
We support our sourcing teams to further
integrate sustainability into sourcing strategy
and decisions, including new supplier selection,
renewals and ongoing supplier management.
We continue to deepen collaboration with
suppliers and have increased our focus on
those without public disclosures or emissions
reduction plans, for example, by providing
them with additional guidance. We have
enhanced the questions we ask suppliers at
onboarding, to get a better view of their
transition journey, and are now including
suppliers’ carbon footprint as a consideration in
our selection process.
Through ongoing engagement and targeted
collaboration events, we are partnering with
some of our suppliers that are more advanced
in their sustainability journey, to jointly develop
innovative ideas on decarbonisation and nature-
related topics. We aim to support smaller
suppliers in their transitions by providing
educational materials.
Nature in our operations and supply chain
Alongside our net zero operations ambition, we
aim to be a responsible consumer of natural
resources across our operations and supply
chain. In our supply chain, we have begun
developing sustainable sourcing roadmaps
across key categories, following a materiality
assessment of biodiversity and nature risks.
Wherever possible, we aim to protect the
environment and mitigate our impact on natural
resources through our procurement choices,
design and construction, and our operations
(e.g. reduction in waste generation and paper
consumption).

Our presence in environmentally sensitive areas

Our global portfolio of buildings support
customers and communities in some
areas of water stress, and/or protected
areas of biodiversity. About 53% of our
global offices, branches and data centres
are in urban or city centre locations with
large, concentrated populations. These
areas have been identified as being
subject to water stress, accounting for
almost half of our annual water
consumption, with about 0.9% in
protected areas of biodiversity.
Although our industry is a low user of
potable water, we continue to implement
measures to reduce water consumption
across our portfolio, including the
installation of water efficient taps and
flow restrictors.

Environmental management of our portfolio

Our buildings policy recognises that regulatory and environmental requirements differ across regions. Supported by our real estate services procedures for environmental and sustainability management, our buildings policy seeks to ensure that HSBC properties minimise their overall direct environmental impact. Our green leasing programme supports close collaboration with our landlords to drive better energy efficiency and we aim to achieve Leadership in Energy and Environmental
Design (LEED) or equivalent certification for our construction projects in key premises.
We seek to identify new opportunities to further reduce emissions and one of our emerging priorities is decarbonising our heating through electrification and heat networks by overcoming technical and engineering challenges. Detailed design considerations documented in our global engineering standards aim to reduce or avoid depletion of critical resources, such as energy, water, land and raw materials. Our suppliers are requested to comply with our Supplier Code of Conduct, including having in place environmental policies appropriate to the size and nature of their operations to reduce environmental impacts.

HSBC Holdings plc Annual Report on Form 20-F
48

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment

Operational and supply chain greenhouse gas emissions in tonnes CO2e
		2025	2024	2019 baseline
Scope 11†	~	16,698	15,025	22,066
Scope 2 (market-based)1†	Ä	19,919	83,760	392,270
Scope 3	Ä	1,040,300	1,127,909	1,356,631
Category 1: Purchased goods and services2†	Ä	807,293	866,873	1,033,972
Category 2: Capital goods2†	~	165,988	127,158	50,651
Category 6: Business travel1†	Ä	67,019	133,878	272,008
Total	Ä	1,076,917	1,226,693	1,770,967
Included scope 1 and 2 of UK	~	6,357	5,887	10,432

†    Data in 2025 is subject to an independent third-party limited assurance in accordance with ISAE
3000 / ISAE 3410. For further details, see third-party limited assurance report at www.hsbc.com/
who-we-are/esg-and-responsible-business/esg-reporting-centre. In respect of data in 2019 and 2024, see our relevant Annual Report and Accounts.
1    Our reporting period aligns with our financial year January – December. Due to a three-month time lag in data availability, we use the data from Q4 of the previous year, as an estimate for the current year’s Q4 data
2.  Supply chain emissions are calculated using a combination of supplier emissions data and industry average emissions factors. A data quality score is applied to this calculation where 1 is high and 4 is low, based on the quality of emissions data. This is a weighted average score based on HSBC supplier spend. Data quality scores can be found in the ESG Data Pack.
ÑOur scope 2 location-based emissions in 2025 were 259,129† tonnes CO2e. For a detailed breakdown, information about contractual instruments, and relevant environmental key facts, see our ESG Data Pack at www.hsbc.com/esg.

2025 emissions performance
We continue to make progress towards our
2050 net zero ambition. In 2025 we achieved a
reduction in absolute operational greenhouse
gas emissions (scope 1, 2 and business travel)
of 84.9% from our 2019 baseline. Overall,
including supply chain emissions, we achieved
a 39.2% reduction against 2019 and 12.2%
compared with 2024.
Scope 1 and 2 emissions
We have already reduced our scope 1 and 2
emissions considerably and are on track to
achieve a reduction of at least 90% by 2030.
In 2025, we reduced these emissions (i.e.
energy and road fleet) to 36,617 tonnes CO2e,
representing a 91.2% reduction from our 2019
baseline, and a 62.9% reduction from 2024,
driven by a reduction in energy consumption
and significant investment in renewable
electricity, in conjunction with an overall
reduction of the emission factors. For scope 1,
we saw an increase due to an adjustment of
our uplift rate to include estimated emissions
from refrigerant leaks in our cooling systems.
Refrigerant leaks occur when cooling gases
escape from equipment, contributing to
greenhouse gas emissions. Currently 94.2% of
our electricity comes from renewable sources
and we are on track for 100% renewable
electricity by 2030.
In addition to the reduction in energy
consumption driven by our strategic
divestments, we are increasingly adopting
innovative metering technologies and
collaborating with strategic partners to seek to
target the more challenging elements, such as
our remaining data centres.
Specifically in the UK, the increase in energy
and scope 1 and 2 emissions is driven by an
increase in electricity consumption in data
centres and an increase in primary fuels in our
offices and branches.
In addition to our focus on energy
consumption, we continue to transition our
vehicles to electric, ordering fully electric or
hybrid options, wherever possible.
Emissions from travel
We reduced our emissions from scope 3
business travel by 75.4% compared with 2019
and 49.9% compared with 2024. The decrease
was driven by improved oversight,
strengthened internal reporting and an overall
reduction in the emissions factors provided by
the UK Department for Energy Security and
Net Zero.
Emissions from our supply chain
In 2025, we reduced our overall supply chain
emissions (scope 3: category 1 and 2) by
10.3% against the 2019 baseline, and 2.1%
compared with 2024. This was primarily due to
the reduced emissions intensity (i.e. ratio of
emissions vs revenue) of suppliers providing
professional services and marketing, and who
reported emissions to us. However, this has
been partly counteracted by an increase in
spend on servers and data centres, and an
increase in the emissions intensity of suppliers
providing real estate services, which also
caused the increase in emissions from capital
goods.

Greenhouse gas emissions in tonnes CO2e per FTE					Energy consumption in kWh in 000s
		2025	2024	2019			2025	2024	2019
Scope 1, 2 and 3 (Category 6)	Ä	0.5	1.1	2.9	Total	Ä	687,521	728,890	1,049,072
Scope 1, 2 and 3 (Category 1, 2 and 6)	Ä	5.1	5.7	7.8	UK only	~	211,033	206,028	281,271

We continue to expand and improve our
reporting as more suppliers make emissions
data available.
Emissions calculations approach
Our emissions report adheres to the GHG
Protocol, which incorporates the scope 2
market-based emissions methodology. We
report GHG emissions associated with the
energy used in our premises and employees’
business travel and our supply chain in tonnes
of CO2 equivalent.
Based on our operational control boundary, in
2025 we collected data on energy use and
business travel for our operations in 34
countries and territories out of the 56 markets
we operate in, which accounted for
approximately 98.2% of our full-time equivalent
staff (‘FTEs’). To estimate the emissions of our
operations in entities where we have
operational control and a small presence, we
scale up the emissions to 100%.
We have reviewed and updated the emission
uplift rate for scope 1 to reflect the actual data
and the uncertainty regarding the volume of
the estimated fugitive emissions. Following
improvements in our reporting process, we
have removed the uplift for scopes 2 and 3
(category 6: business travel). This approach is
consistent with both the Intergovernmental
Panel on Climate Change’s Good Practice
Guidance and Uncertainty Management in
National Greenhouse Gas Inventories and our
internal analysis.
Our calculation methodology for supply chain
emissions follows the spend-based method
under the GHG Protocol; a combination of
supplier emissions data and industry averages.
We source actual data via CDP, or direct
engagement with suppliers through a third
party. In the absence of this we use
estimations data provided by a third party and
industry average carbon intensities from CDP
to estimate supply chain emissions.
As more of our suppliers report their
emissions, we should be able to include more
accurate data and fewer industry averages in
the calculation. We have applied a data quality
score to the sources of data we used to
determine supplier emissions.
In 2025 we conducted a materiality
assessment on scope 3 categories, and we
have identified categories 1 (purchased goods
and services), 2 (capital goods), and 6 (business
travel) as material.
ÑFor further details of our methodologies,
assumptions, and sources of conversion factors
used for the reporting of emissions, see the GHG
Reporting Guidance 2025 at www.hsbc.com/
esg.

HSBC Holdings plc Annual Report on Form 20-F
49

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Managing climate risk

TCFD
Climate risk relates to the financial and non-
financial impacts that may arise as a result of
climate change and the move to a net zero
economy. We manage climate risk across all
our businesses and incorporate climate
considerations within our traditional risk types,
in line with our Group-wide risk management
framework.
Our material exposure to climate risk relates to
wholesale and retail client financing activity
within our banking portfolio. We are also
exposed to climate risk in relation to asset
ownership by our insurance business and
employee pension plans. Our clients are
exposed to climate-related investment risk in
our Asset Management business.
ÑFor further details of our approach to climate
risk, see ‘ESG risk’ on page 122 and ‘Climate
risk’ on page 203.
Banking
Our banking business is well positioned to
support our customers managing their own
climate risk through financing. For our most
material wholesale customers, we use our
transition engagement questionnaire to
understand clients’ climate strategies and
risks. We have set out a suite of policies to
guide our management of climate risk. We
continue to develop our climate risk appetite
and metrics to help manage climate exposures
in our wholesale and retail portfolios. We use
climate scenario analysis to gain insights into
the long-term effects of transition and physical
risks across our wholesale and retail portfolios
(for further details, see page 206).
Asset management
HSBC Asset Management recognises that
climate-related risks may impact the
operational and financial performance of
investee companies. The impact of these risks
will vary depending on characteristics such as
asset class, sector, business model and
geography. We continue to integrate climate
analysis into our actively managed product
offerings and seek to assess climate-related
risks that may impact investment
performance, where relevant.
As part of our stewardship activities, we
engage on climate change issues with
investee companies on a priority list, as
defined in our Stewardship Plan. HSBC Asset
Management acts independently in its
investment and voting decisions.
Employee pensions
The Trustee of the HSBC Bank (UK) Pension
Scheme (‘the Scheme’), our largest plan with
$38bn of assets under management, aims to
achieve net zero greenhouse gas emissions
across its defined benefit and defined
contribution assets by 2050. The amount
within the scheme includes defined benefit
assets of $25bn and defined contribution
assets amounting to $13bn. To help achieve
this, it is targeting an interim emissions
reduction of 50% by 2030 from 2019 levels for
its equity and corporate bond mandates. This
commitment was made in the context of
wider efforts to manage the impact of climate
change on the Scheme’s investments and the
consequent impact on the financial interests of
members.
The Scheme reports the carbon footprint for
its equity and corporate bond mandates in its
annual TCFD Report, and will seek to widen
the coverage of its assessment and reporting
over time. In line with the Trustee’s
commitment to good stewardship, the Trustee
engages its asset managers to seek to ensure
that financially material ESG risks are explicitly
considered in the investment process.
Insurance
We are improving our ability to perform
exploratory solvency assessment of our
biggest insurance businesses under climate
stress scenarios.
ÑFor further details of HSBC Asset Management’s
Stewardship Plan, see:
www.assetmanagement.hsbc.co.uk/en/
institutional-investor/about-us/responsible-
investing/-/media/files/attachments/uk/policies/
stewardship-plan-uk.pdf.
ÑFor further details of the HSBC Bank (UK)
Pension Scheme’s annual TCFD statements and
UK Stewardship Code submission, see https://
futurefocus.staff.hsbc.co.uk/active-dc/
information-centre/search-documents.

Sustainability risk policies

TCFD
Our sustainability risk policies form part of our
broader risk management framework and are
important mechanisms for managing risks,
including delivering our net zero ambition.
These policies focus on mitigating reputational,
credit, legal and other risks related to our
customers’ environmental and social impacts.
Our policies
HSBC has sector-specific sustainability risk
policies covering the energy sector, thermal
coal, agricultural commodities, forestry, and
mining and metals. These are summarised in
our Sustainability Risk Policies Framework
which also contains HSBC’s Thermal Coal
Phase-Out Policy. We also implement a cross-
sector policy for project-related financing,
informed by international standards.
The Framework provides an overview of how
HSBC identifies, evaluates and manages risks
related to the delivery of our sustainability
approach.
Implementation of the sector-specific policies
is achieved through internal policies and
procedures, supported by technical experts
and specialists and our relationship managers.
We take a risk-based approach when
identifying transactions and clients to which
our sustainability risk policies apply and, where
relevant, when reporting on relevant
exposures, adopting approaches proportionate
to risk and materiality. This helps to focus our
efforts on areas that we consider to be most
critical, taking into account experience from
policy implementation over time.
We continue to review policy implementation
as we apply our policies in practice, engage
customers on their transition plans and
consider how we can support them. We
conduct periodic policy reviews, incorporating
feedback and where appropriate, updating
based on factors including risk materiality,
implementation experience, evolving scientific
guidance, regulatory requirements and
evolving industry practices.
For customers in scope of sector-specific
policies, we will look to take actions as
outlined in our policies, such as enhanced due
diligence. Such instances may require
additional review and approval by our
sustainability risk specialists and risk
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
ÑFor further details of how we manage
sustainability risk and our Sustainability
Risk Policies Framework, see
https://www.hsbc.com/sustainability-risk.

HSBC Holdings plc Annual Report on Form 20-F
50

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Environment
Nature-related policies
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
Our energy policy
Our energy policy applies to the broader
energy system, including upstream oil and gas,
fossil fuel power generation, hydrogen,
renewables and hydropower, nuclear, biomass
and energy from waste sectors.
The policy seeks to achieve two objectives: to
help drive global greenhouse gas emissions
reductions, both to achieve a net zero HSBC
portfolio and to support our customers in the
transition to a net zero global energy future;
and to identify and manage risks arising from
the provision of financing or advisory services
to customers with energy assets.
The energy policy was first published in
December 2022, and is reviewed periodically,
with the most recent update in November
2025.
Our thermal coal phase-out policy
Our thermal coal phase-out policy seeks to
achieve two objectives: to phase out the
financing of thermal coal-fired power and
thermal coal mining by 2030 in markets in the
European Union (‘EU’) and Organisation for
Economic Cooperation and Development
(‘OECD’), and by 2040 in other markets
(Phase-Out Commitment); and to identify and
manage risks arising from the provision of
financing or advisory services to customers
with thermal coal assets.
The policy was first published in December
2021 and is reviewed annually, with the most
recent update in November 2025.
ÑFor further details of our energy policy and our
thermal coal phase-out policy see our
Sustainability Risk Policies Framework, at
https://www.hsbc.com/sustainability-risk
ÑFor further details of our oil and gas, and power
and utilities financed emissions targets, see page
42.
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
Specifically, for customer types, exclusions are
applied for certain customer types such as
sovereigns and individuals. For exposure
types, a threshold of $15m for drawn balances
is applied for thermal coal financing exposures
reporting.
We recognise that we provide financing to
groups of connected companies where the
wider group has thermal coal exposures, and
this introduces additional complexities when
estimating thermal coal exposure. In such
cases, we consider relevant factors, including
the nature and the extent of the connection to
thermal coal activity, any relevant structural
considerations in relation to the wider group
and any restrictions on use of financing
proceeds to fund thermal coal activities.
We continue to refine our basis of preparation
and have made further enhancements in 2025
to develop a more detailed framework for our
approach to exclusions from reporting.
In line with changes to financed emissions
product scope, short-term lending products are
now included in scope for thermal coal drawn
balance exposures.
Thermal coal financing drawn balance
exposure is sensitive to volatility from both
short-term lending products and additional
drawdowns under committed facilities.
Applying our refined basis of preparation
resulted in a net 10% increase in the thermal
coal financing drawn balance exposure
baseline (as of 31 December 2020) to $1.1bn†
from $1.0bn. This year we present figures for
2023 and 2024, therefore we are not restating
2021 and 2022 figures.
Our thermal coal financing drawn balance
exposures for 2023 and 2024 were $0.6bn†
and $0.5bn† respectively. We intend to
present our 2025 figures in our Annual Report
and Accounts 2026. The reductions from the
revised baseline were primarily driven by
natural amortisation and portfolio level
financing decisions.

Thermal coal financing drawn balance exposure
$bn

† Data is subject to independent third-party limited
assurance, in accordance with ISAE 3000/ISAE
3410. For further details, see our Financed
Emissions and Thermal Coal Exposures
Methodology and independent third-party limited
assurance report, which are available at
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.
ÑFor further details of our approach to financed
emissions, see page 39.
ÑFor further details of our financed emissions and
thermal coal exposures methodology, see
www.hsbc.com/who-we-are/esg-and-
responsible-business/esg-reporting-centre.

Asset Management’s Energy and Thermal Coal Policies
HSBC Asset Management’s Energy and
Thermal Coal policies have been developed in
support of HSBC Group’s net zero ambition.
Under the Energy Policy, HSBC Asset
Management aims to engage with and assess
transition plans of listed issuers responsible for
around 70% of relevant emissions covering
listed equity and corporate fixed income
issuers managed in its major investment
hubs. Engagement and assessment are
undertaken for the oil and gas, and power and
utilities issuers in this group.
The Thermal Coal Policy is developed in
support of the transition from thermal coal-
fired power and thermal coal mining (collectively
‘thermal coal’) within the 2030/40 timelines set
out in the HSBC Thermal Coal Phase-Out Policy.
ÑThe current policies including their application can
be found here: https://
www.assetmanagement.hsbc.co.uk/en/
institutional-investor/about-us/responsible-
investing/policies.

HSBC Holdings plc Annual Report on Form 20-F
51

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Social
Building inclusion and resilience
We play an active role in opening up a world of opportunity for our customers, colleagues and communities by connecting across our international networks to help build a more inclusive and resilient society.
Our commitment to inclusion
Our approach
For 160 years, our core strategy has been
connecting people and businesses across
geographies and cultures.
By embracing diversity and fostering inclusive
thinking, we better meet our customers’
needs and deliver improved outcomes.
We are committed to continuing to build an
inclusive organisation by focusing on four key
areas as detailed below.

The focus of our Global Inclusion strategy

Building an
inclusive culture
We recognise the importance
of fostering an inclusive
culture, benefiting both our
colleagues and customers.
Embracing differences
enhances diversity of thought
and experiences, leading to
better outcomes. Our Global
Inclusion strategy embraces
our unique international
footprint, while seeking to
ensure it remains locally
relevant and compliant with
local laws.

Fair and inclusive
recruiting
Having a diverse and
inclusive workforce that
better reflects the
communities we serve
remains one of our key
strategic pillars.
By ensuring a fair and
transparent recruitment
process, we aim to attract
and retain talent from all
backgrounds.

Fair progression of
talent
We understand the
importance of having
motivated and engaged
teams.
By offering growth
opportunities, such as
training and development
programmes, and internal
mobility opportunities, we
aim to foster a strong sense
of belonging and equip our
people with the skills needed
for the future.

Supporting an
inclusive society
We are dedicated to fostering
a culture where everyone
feels they belong, guided by
shared values and a
commitment to inclusion.
By listening to the voices of
both colleagues and
customers from all
backgrounds, we seek to
create a more inclusive and
accessible banking
experience, impacting
communities positively.

Our progress
Prior analysis of our workforce identified that
both women and Black heritage colleagues
were underrepresented across senior leadership
roles. We introduced a set of public aspirational
ambitions, which aimed to increase
representation of these two groups by 2025 and
improve our Inclusion Index score as measured
in our employee engagement survey, Snapshot.
By the end of 20251, we achieved:
–a 34.7% representation of women in senior
leadership roles against an ambition of 35%1;
–a 3.0% representation of Black heritage
colleagues in senior leadership roles (UK/US
combined) against an ambition of 3.4%1 ; and
–an Inclusion Index score of 78% against an
ambition of 75%.
We have made annual progress in increasing
the representation of women in senior
leadership roles, strengthened by our hiring,
promotion and retention strategies. Over this
period, representation of women in senior
leadership roles has increased by three
percentage points. We narrowly missed our
gender representation ambition of 35%,
primarily due to a reduction in the number of
promotions and new hires in 2025. This has
also impacted our progress against our
ambition to achieve 3.4% of Black heritage
colleagues in senior leadership roles in the UK/
US combined since 2021, which has remained
steady since 20231..
Previously in 2020, we set an initial ambition to
double the number of Black heritage
colleagues in senior leadership roles globally
by the end of 2025. Over the past five years,
changes in our global organisation, such as the
divestiture of the US Wealth and Personal
Banking business, and increased investment
across Asia, have made achieving this
ambition more challenging. By the end of
2025, we increased the number of Black
heritage colleagues in senior leadership roles
by 48%1.
While our publicly stated aspirational ambitions
concluded at the end of 2025, we remain
committed to building an inclusive culture for
all colleagues, measured using our Inclusion
Index. We continue to work towards better
reflecting the communities we serve, in order
to deliver better outcomes for our customers.
Data and transparency
Colleagues’ self-identification data enables us
to refine and evolve our Global Inclusion
strategy by ensuring we make informed
decisions and set priorities that will have the
greatest impact. It also helps us to identify and
address any inequalities or barriers.
We invite colleagues to voluntarily share their
demographic data with us including ethnicity,
sexual orientation and disability. In 2025,
69.1% of colleagues shared their ethnic
background. We collect data in markets and
territories where we are legally permitted to
do so.
We continue to disclose the shape of our
workforce publicly, as well as participating in
the government-led FTSE Women Leaders
Review and Parker Review benchmarks in the
UK, which track the gender and ethnicity
representation of our Operating Committee
and senior leadership population.
ÑFor further details of our representation data, pay
gap data, and actions, see www.hsbc.com/who-
we-are/our-people/inclusion-at-hsbc and the ESG
Data Pack at www.hsbc.com/esg
1These numerical ambitions do not form part of
any US-based senior leader performance or
other objectives, or in other jurisdictions where
application of such objectives would be contrary
to local law.

HSBC Holdings plc Annual Report on Form 20-F
52

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Social
Fostering an inclusive culture
Embedding inclusion
Our recruitment practices are designed to be
fair and transparent providing equal
opportunities for all colleagues to progress
their careers. We promote inclusive leadership
and recognise that diverse perspectives drive
innovation and stronger business outcomes.
In 2025, we partnered with KPMG to support
personal development opportunities for UK-
based Black heritage colleagues in our IWPB
and Global Functions teams. Fifteen individuals
were matched with sponsors aligned to their
career aspirations, who aim to broaden
participants’ network and advocate for their
talent and career progression. In 2025 we
continued Solaris, our UK development
programme for female Black heritage
colleagues, with 19 individuals completing the
course in 2025.
Removing barriers for colleagues with a
disability
In 2025, we led the way in benchmarking
disability confidence across Asia, aligning with
United Nations Guidelines for People with
Disabilities. HSBC is recognised for disability
inclusion as featured by the International
Labour Organisation (ILO) Global Business
Disability Network.
In 2025, our Digital Accessibility programme
garnered 15 awards, including recognition
from the Hong Kong Digital Accessibility
Recognition Scheme for the accessibility of
our digital channels. We were also honoured at
the Pay 360 Awards in the UK celebrating
outstanding achievements in the payments
industry.
We retained our Business Disability Forum
‘Smart Gold’ status in the UK in 2025. The
Disability Smart Framework helps businesses
enhance their performance for disabled
customers, service users, colleagues and
stakeholders.
We have developed a Disability Toolkit to
support colleagues with a disability and their
line managers, outlining the well-being
resources available and how each can help
colleagues manage their condition.
In the US, we have been recognised as a ‘Best
Place to Work for Disability Inclusion’ in the
Disability:IN, 2025 Disability Index.
We are enhancing our workplace adjustments
programme to better support colleagues with
their needs. In 2025, it was extended to
include colleagues in UAE, Egypt, Algeria,
Kuwait and Oman.
Supporting colleagues from a lower
socio-economic background
Research indicates that individuals from low
socio-economic backgrounds encounter
additional barriers when entering the financial
services industry, and are less likely to
advance to senior leadership.
To support early career colleagues from these
backgrounds, we launched a grant initiative in
2025, offering new joiners £1,000 to support
pre-joining expenses.
In 2025, we improved our position in the UK
Social Mobility Index to 18th, up from 37th in
2024 and 67th in 2023.
We have also partnered with Community
Business, which is a non-governmental
organisation that advances research on social
mobility across Asia, focusing on Hong Kong,
mainland China, India, Singapore, Japan,
Korea, the Philippines and Malaysia.
Inclusion for all
In 2025, the Hong Kong-based Equal
Opportunities Commission introduced the
Racial Diversity & Inclusion Employers Award
Scheme to honour organisations committed to
racial equality, diversity and inclusion in the
workplace, and we received three gold
awards.
We were also named the Best Bank for
Diversity and Inclusion in Hong Kong at the
Euromoney Awards 2025 for the second year
running. We climbed to 2nd in the 2025 Hong
Kong Community Business LGBTQ+ Index,
marking us as the top financial institution and
improving from 6th in 2023.
In the US, we partnered with organisations
Handshake and HelloHive to broaden our
reach to undergraduate students from all
backgrounds. Community engagement
opportunities to support career readiness have
in turn resulted in increased candidate
applications to the HSBC US Early Careers
programme.
Gender representation (%)

Holdings Board

Group Operating Committee ('Group OpCo')

Combined Group OpCo and direct reports[1]

Subsidiary directors[2]

Senior leadership[3]

Middle management[3]

Junior management[3]

All employees[4]

1 Combined Group OpCo and direct reports
includes Group OpCo members and their direct
reports (excluding administrative staff) as of 31
December 2025.
2 Directors (or equivalent) of subsidiary companies
that are included in the Group’s consolidated
financial statements, excluding corporate
directors.
3 In our leadership structure, we classify senior
leadership as those at global career band 3 and
above; middle management as those at global
career band 4; and junior management as those
at global career bands 5 and 6.
4  As at 31 December 2025, the Group’s headcount
consisted of 103,086 Males and 108,393
Females. Employees with undisclosed gender
have been included in the ‘Male’ category. Due
to local restrictions, Saudi Arabia headcount has
been excluded from gender reporting.
ÑFor further details of our employee profile data,
see the ESG Data Pack at www.hsbc.com/esg

Representation and pay gaps
Our reports on gender, ethnicity and disability
pay gaps show the difference in average pay
between these groups of people and the
wider workforce, regardless of their role or
seniority.
We have reported our UK gender
representation and pay gap data since 2017, in
line with reporting regulations. These UK
disclosures are available in our ESG Data Pack.
We have voluntarily extended this to include
the US, mainland China, Hong Kong, India,
Mexico, Singapore, Malaysia and the UAE,
alongside ethnicity data for the UK and US,
which are available on our website.

In 2025, our mean aggregate UK-wide gender
pay gap was 39.4% (2024: 40.6%), and the
ethnicity pay gap was 9.8% (2024: 7.7%).
These gaps are primarily driven by workforce
composition, with more men in senior, higher-
paid roles and more women in junior, lower-paid
roles. While we are confident in our approach to
pay equity, average pay gaps will persist until
there is proportional representation of women
and ethnic minority colleagues at all levels.

We are committed to paying colleagues fairly
regardless of their gender or ethnicity and
have processes to review that remuneration is
free from bias. We review our pay practices
regularly to ensure that our commitments to
equal pay are upheld.
ÑFor further details of our representation data, pay
gap data, and actions see www.hsbc.com/who-
we-are/our-people/inclusion-at-hsbc and the ESG
Data Pack at www.hsbc.com/esg

HSBC Holdings plc Annual Report on Form 20-F
53

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Social
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
experience.
How we listen
At the heart of our employee dialogue strategy
is listening to our people and responding to
their feedback, fostering open, two-way
communication between colleagues and the
organisation.
To support organisational change in 2025, we
enhanced our feedback process. In addition to
our annual Snapshot survey, we introduced a
monthly Pulse survey for quick leadership
insights. This complements our event-based
lifecycle surveys, capturing colleague
sentiment as they apply, join, transition and
leave HSBC.
We streamlined our 2025 Snapshot survey by
reducing the number of questions by 40%,
and aligning our reporting with overall strategic
priorities. A response rate of 87% was
achieved, with over 186,000 colleagues
sharing their insights.
Survey insights are shared with the Group
Operating Committee, the Board, and over
11,000 people leaders who receive 10 or more
team responses. We facilitate effective
feedback discussions by providing interactive
dashboards, action planning tools and
discussion guides.
Despite organisational change, our Snapshot
results remain robust, with only slight declines
in some areas. Our Employee Engagement
index, which reflects how our people feel
about HSBC, decreased by two percentage
points to 78%. This is four percentage points
above the global financial services benchmark.
Our Inclusion Index, an indicator of our
commitment to fostering an inclusive culture
at HSBC, remained at 78%. Our Well-being
Index increased by one percentage point,
positioning us five percentage points ahead of
our peers in the financial services sector.
While we were eight percentage points above
the financial services benchmark for our
Sustainable Growth Index, confidence in our
future direction decreased by three percentage
points to 76%. This decline was mainly due to
lower scores among groups more impacted by
ongoing organisational changes. We continue
to prioritise clear communication with our
colleagues about what these changes mean
for them.
Our new How We Lead Index, designed to
gauge the embedding of our new Group-wide
leadership framework, achieved 77%. This
surpassed the financial services benchmark by
five percentage points.
We launched four new values-aligned indices,
each scoring between 79% and 81%. Each
overall index score surpassed the financial
services benchmark.
Going forward we will continue to encourage
high levels of engagement and feedback.
ÑFor further details of our Snapshot data, see the
ESG Data Pack at www.hsbc.com/esg.
Employee relations
We engage, consult, and where appropriate,
negotiate with employee representative
bodies. Our policy is to maintain well-
developed communications and consultation
programmes with all employee representative
bodies.
We are committed to complying with the
applicable employment laws and regulations in
all the jurisdictions in which we operate.
HSBC’s employment practices and relations
policy provides the framework and controls
through which we seek to uphold that
commitment.
Employee conduct and harassment
We expect our employees to treat each other
with dignity and respect, and we do not
tolerate or condone discrimination,
harassment, bullying or retaliation in any form
as outlined in our Global Anti-Bullying and
Harassment Code. This is supported by our
Global Code of Conduct.
We encourage our colleagues to speak up
about poor behaviour. We measure confidence
of colleagues to speak up via our Snapshot
response, which stood at 81% in 2025.
We recognise the need for ongoing focus on
our speak-up culture to ensure we create the
right environment. We are committed to
raising awareness and providing education on
poor behaviours and strengthening our
response to these issues across the
organisation. Our colleagues receive training
on bullying, harassment, discrimination and
retaliation at least every other year through our
global mandatory training and as part of other
learning resources.
We monitor cases raised via our speak-up
channels, and data is reported to senior
leadership to ensure visibility. In 2025, we
received a total of 793 cases raised in relation
to bullying and harassment. Where the
concerns were substantiated following an
investigation, appropriate actions were taken,
including dismissal where warranted. In 2025,
30% of cases raised were either partly or fully
substantiated, and 38 colleagues were
dismissed in relation to bullying, harassment,
discrimination or retaliation.
We continue to act where we find that any
colleague has breached our values and high
standards of conduct.
How we listen
Snapshot survey response
87%
A response rate of 87% was achieved, with
over 186,000 colleagues sharing their insights.
Employee Engagement Index
78%
Our Employee Engagement Index decreased
by two percentage points to 78%. This is four
percentage points above the global financial
services benchmark.
How We Lead Index
77%
Our new How We Lead Index achieved 77%.
This surpasses the financial services
benchmark by five percentage points.

HSBC Holdings plc Annual Report on Form 20-F
54

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Social
Being a great place to work
Reward and recognition
Our aim is to create an environment that
energises colleagues to perform at their best.
This is critical for attracting, retaining and
motivating our colleagues, supported by our
core reward principles: rewarding colleagues
responsibly, recognising colleagues’ success
and supporting our colleagues to grow.
Rewarding colleagues responsibly
Pay is a key element of our overall proposition.
We aim to enhance transparency and clarity,
helping our colleagues to better understand
how we make our pay decisions. We remain
committed to providing a competitive total
compensation package that balances an
appropriate mix of fixed and variable pay.
HSBC achieved accreditation on 31 December
2024 from the Fair Wage Network, which
provides an independent source of wage
levels, as a global living wage employer for
two years. Following our accreditation, we
have collaborated with the Fair Wage Network
to ensure we continue to meet or surpass
local living wage benchmarks. A living wage
should be sufficient to cover an adequate
standard of living, given the cost of goods and
services in each country and territory where
we operate.
We also seek to implement contractual
clauses that encourage our suppliers to pay at
least a living wage in the UK, including our
most material consultancy and workforce
contracts.
Recognising colleagues’ success
We have performance routines to foster a
high-performance culture, and in 2025 these
routines encouraged colleagues to set
challenging goals aligned with our strategic
priorities. Regular feedback exchanges helped
colleagues understand their progress and
areas for improvement. Ongoing performance
check-ins result in a clear and focused year-
end performance assessment that wraps up
these discussions.
In 2025, our Snapshot results showed that
86% of colleagues clearly understood what is
expected of them, aligned to the 2024 result
of 87%. Also, 81% of colleagues received
performance-improving feedback, consistent
with the results from 2024.
Our variable pay plans recognise the
performance and behaviours of our colleagues.
We operate Target Variable Pay for over
127,000 colleagues across 48 markets,
promoting clarity and transparency in pay
decisions. This helps colleagues understand
how they contribute to the organisation’s
performance.
Our ‘At Our Best’ recognition platform
empowers our colleagues to recognise each
other for role model behaviours aligned with
our values. In 2025, we celebrated each other
1.4 million times. We also launched short-
term recognition campaigns engaging over
30,000 colleagues, encouraging nominations
for outstanding ‘How We Succeed’
behaviours.
Share plans also empower colleagues to
engage in HSBC’s success. In 2025, we
invited around 199,000 colleagues to join our
share plans, and 95% of colleagues globally
have eligibility. Currently, around 63,000
colleagues participate in one of the plans.

Supporting our colleagues to grow
We recognise the importance of personal and
professional growth for our colleagues, and
seek to support their mental, physical and
financial well-being.
We have refined our Well-being index in the
Snapshot survey to focus on where we can
make the most positive impact and updated
our questions to focus on happiness at work,
stress levels, job satisfaction, and sense of
purpose, aligning our methodology to the
Organisation for Economic Co-operation and
Development (‘OECD’) measures of well-
being.
In 2025 our Well-being index increased to
66%, with improvements of one percentage
point across happiness at work, stress levels
and job satisfaction.
Mental health
We were ranked 1st globally for the fourth
consecutive year in the CCLA Corporate
Mental Health Benchmark Global 100+. We
are the only organisation to achieve Tier 1
status since the benchmark’s inception. In
2025, we scored 83%, significantly higher
than the financial services industry average of
34%.
In 2025, we hosted two global masterclass
series, one focused on mental health and
performance, and the other on sleep and well-
being. These events brought together senior
leaders and industry experts to share
evidence-based strategies for enhancing well-
being and performance, while addressing
workplace myths and stigma.
In 2025, we updated the well-being content in
our global mandatory training and launched a
new voluntary mental health module. The new
module has been completed over 1,300 times
since launch in November, with 27% of those
completions being done by people leaders.
Our network of over 250 mindfulness
champions delivered sessions to over 27,000
colleagues, up 43% on 2024, and enrolment to
the meditation app, Headspace, increased by
8%.
Physical health
We provided private medical insurance to 99%
of our permanent employees, and offered
telemedicine services in most countries and
territories. In some markets, we also have on-
site medical centres. In 2025, 80% of
colleagues can access free health
assessments. We also expanded medical
outpatient reimbursement to over 35,000
colleagues in India. In Singapore and the UK,
we introduced fertility medical support,
increasing the number of countries offering
this benefit to 10.
In 2025, we continued to offer the Personify
Health app to colleagues, helping boost their
physical activity. Over 33,000 colleagues have
downloaded the app, an increase of 57% on
2024. Additionally, over 11,400 colleagues
participated in the HSBC Global Activity
Challenge in September, an increase of over
149% in participation from 2024. We set a
new Guinness World Record for the most
participants in a 10,000 step challenge in 24
hours.
Financial health
We introduced a four-part financial well-being
series providing ‘Money Skills That Make Life
Easier’, which gained an overall satisfaction
score of 97%. According to our Performance
and Reward survey, 37% of colleagues
expressed a desire for more financial well-
being support. In response, we trialled an
independent financial well-being platform for
colleagues in Mexico, UAE, the UK and India
to enhance financial literacy. Over 1,600
colleagues are participating in the trial, which
concludes in March 2026.
Flexible working
We support hybrid working, with 85% of our
colleagues embracing this approach.
We value flexibility but also emphasise the
importance of in-person interactions to foster
collaboration, build trust, and demonstrate care
and empathy. Strong relationships among
colleagues lead to better outcomes for our
customers.
In 2025, we reset our expectations that
Managing Directors are present in the office a
minimum of four days a week, emphasising
the importance of relationships, as we evolve
our culture.
We enhanced our family leave policies to
promote flexibility and work-life balance. Over
99% of colleagues now have access to at
least 18 weeks of fully-paid parental leave for
primary caregivers, along with five paid
compassionate leave days. Additionally,
around 72% of colleagues can also use up to
five paid days as carer leave days, when
regular arrangements unexpectedly fall
through.

HSBC Holdings plc Annual Report on Form 20-F
55

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Social
Developing skills, careers and opportunities
Learning and skills development
Employee development energises our
colleagues for growth and helps equip them
with the skills they need today while also
preparing them to meet future challenges.
Establishing our leadership framework
To support our refreshed strategy and
ambition, a cross-section of business leaders
developed and launched a set of leadership
principles and a new Group-wide leadership
framework called How We Lead. This is
characterised by simple, practical and universal
tools and consistent leadership language for all
people leaders across HSBC.
Supporting future skills
We have evolved our platforms to offer skills,
opportunities and development pathways,
supporting our colleagues to grow, perform
and adapt in a changing environment. In 2025,
we:
–increased the number of active users and
participation in learning programmes. To
bridge skill gaps we offered access to
learning content, fostering knowledge-
sharing, collaboration and structured learning
pathways; and
–increased efforts in our digital badging to
recognise skill-building achievements, with
46 new badges launched and more than
42,000 credentials issued in areas across
data, digital, banking and finance, and
wealth.
Maintaining our risk management
culture
We continue to improve our risk management
learning programmes to seek to ensure that
they maintain relevance and reinforce our risk
management culture.
In 2025, we introduced a multi-year Financial
Crime learning programme aimed at enhancing
our ability to manage financial crime risks. This
programme seeks to equip our colleagues in
high-risk roles with essential skills and
knowledge to effectively mitigate these risks.
Learning is delivered through role-specific
scenarios that assess capability by applying
knowledge and addressing skill gaps with
tailored content.
We have evolved our global mandatory
training, a key component of our risk and
compliance framework. Moving away from
traditional compliance methods, we have
adopted thematic structures in risk
management, financial crime, and conduct,
focusing on skills and behaviours. This
approach emphasises practical application and
tailors content to individual capabilities. By
2026, the training will develop into a dynamic,
personalised experience, emphasising
foundational knowledge for new joiners and
ongoing improvement for colleagues.
Fostering AI adoption
Our AI Academy continues to drive innovation
and improvement, equipping colleagues with
the skills to use AI technologies effectively
and ethically. Since its launch in 2024, the
Academy has evolved to focus on specialised
technical pathways tailored to employee roles
and their level of AI involvement. It provides
comprehensive training on AI literacy,
responsible AI, and AI ethics, with
participants earning badges to recognise their
achievements. In 2025, we piloted the AI
Ambassador mentorship programme to
empower a future-ready workforce. This
initiative accelerates skills development and
expands professional networks through
dynamic peer-to-peer mentorship and
meaningful connections.
Engagement with the AI Academy remained
strong throughout 2025, with 26,000
colleagues completing over 122,000 hours of
learning.
Hong Kong has progressed AI capability-
building with its ‘Skills Galaxy’ and ‘Skills
Master’ initiatives. These programmes focus
on AI, data and leadership. The Skills Galaxy
carnival attracted over 1,400 colleagues,
offering interactive booths, workshops and
information sessions. The Skills Master
initiative was launched as a self-paced online
learning journey, engaging over 3,300
colleagues in themed semesters to promote
continuous learning in AI and data.
Advancing wealth management
expertise
In 2025 we introduced the Wealth Academy to
cultivate top-tier wealth managers. The
Academy offers a wealth knowledge hub with
198 topics across five core skills, offering 26
hours of learning content in four languages.
Our colleagues can earn digital badges at three
competency levels through passing online
assessments. By September 2025, over 1,000
team members interacted with the Hub, and
720 qualified for competency badges.
We have teamed up with the London
Business School for a nine-month programme
for our 70 top-performing wealth managers.
This programme combines academic rigour
with practical wealth management strategies,
virtual learning and customer-focused
challenges. Wealth managers will earn a
certificate from the London Business School
upon completion.
Supporting in-person development
In June, we opened our fourth HSBC
University campus in Nansha, Guangzhou with
an event that brought together senior leaders
from across the Group. Our flagship residential
learning campus is dedicated to uniting our
colleagues globally in a space designed for
learning and engagement. It features 170
guest rooms, a large auditorium, a multi-
purpose hall, modern flexible classrooms and
well-being areas. To date, over 4,500 senior
leaders globally have attended leadership
events held at the China campus.

Energising our colleagues for growth

This year, we made significant upskilling
efforts to fast track our digital,
sustainability and growth ambitions:
–Since its inception in 2024, our Digital
Acceleration Programme has delivered
over 25,000 hours of targeted training
for key roles, including product owners
and scrum masters. This strategic
investment in professional
development empowers our teams to
build superior products and deliver
services more efficiently, driving better
outcomes for our customers.
–We launched a programme to
strengthen our Sustainable Supply
Chain Finance CIB capabilities. This
initiative increased ESG-related activity
including client calls, deal pipeline and
mandates awarded.
–Expanding on our ‘Doing Business In’
series, we focused on new growth
markets, such as India. In collaboration
with the Indian School of Business, we
conducted a four-day on-campus
programme that provided bankers with
a comprehensive understanding of the
Indian economy, business
environment, regulatory framework and
clients’ banking priorities.

Training at HSBC
5.6 million
Training hours by our colleagues in 2025.
(2024: 6.2 million)
26.8 hours
Training hours per FTE in 2025.
(2024: 29.6 hours)

HSBC Holdings plc Annual Report on Form 20-F
56

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Social
Building customer inclusion and resilience
Our approach to customer inclusion and resilience
We support our customers, colleagues and
communities through offering solutions that
aim to remove barriers to accessing financial
services. This section highlights some of the
solutions that we offer.
Access to HSBC products and services
In the UK and Hong Kong, we offer no-cost
accounts for customers who do not qualify for
standard accounts or who might need additional
support due to social or financial vulnerability.
This aims to enable them access to essential
banking services. In the UK, through our
partnership with Shelter, we extend this service
to include customers with no fixed address, so
that people experiencing homelessness may be
able to access HSBC services.

The reduction in no-cost accounts between 2024 and 2025 is in part due to bulk closure of inactive accounts in the UK.
Making banking accessible
The table shows the number of no-cost
accounts held by customers in the UK and
Hong Kong

2025
2024
2023
Supporting financial knowledge and
education
We continue to invest in financial education
content and tools across different channels to
help customers, colleagues and communities
be confident users of financial services.
Supporting customer financial well-being
We seek to support the financial well-being of
our customers and employees so that they
can make the most of their money both day-
to-day and in the long term. We offer a
combination of personalised services and
digital tools, including a financial fitness test,
future planner, webinars and financial health
checks.
Creating an inclusive banking
experience
We seek to ensure that our banking products
and services are designed to be accessible for
customers experiencing either temporary or
permanent challenges, such as disability,
impairment or a major life event. We regularly
assess our web and mobile banking platforms
against Web Content Accessibility Guidelines
(‘WCAG’) 2.2 AA standards. Our digital
accessibility programme has received industry
awards including accolades from the Hong
Kong Digital Accessibility Recognition Scheme,
and recognition at the UK Pay 360 Awards. To
foster inclusive digital environments, we are
providing public training resources through our
Accessibility Hub and Train 1000 programme,
which offer resources for digital professionals,
including developers, designers and content
authors. Over 100,000 individuals engaged
with these resources in 2025.

Engaging with our communities
Helping people and communities
We seek to support the communities in which
we operate, and work with charity partners to
initiate a range of programmes that help
people and communities respond to
opportunities and challenges.
We continued our partnership with the British
Council in Brazil, Mexico, India, Indonesia and
Vietnam, and with The King’s Trust Group in
Australia, India and Malaysia to empower
young, marginalised people through training
and skills development on topics including
employability and climate, and to help equip
them for the new economy.
In the UK, Egypt and Mexico, we supported
financial and social empowerment: over
286,000 young people in the UK were
provided with financial skills in partnership
with Young Enterprise; 1,150 widows in Egypt
were supported to improve their self-reliance
through micro-banking with Global Fund For
Widows; and 800 incarcerated women in
Mexico with our charity partner La Cana were
supported in gaining employability and
emotional skills.
In China and India, HSBC initiatives aimed to
support financial literacy and entrepreneurship:
46,003 children and 26,291 families in China
benefited from financial education, while over
15,000 entrepreneurs in India, primarily
women, saw on average a 20% income
increase and improved access to credit,
markets and social security.
HSBC grants in the US trained 639 individuals
from low-income communities about clean
energy, benefiting 6,484 people.
In Hong Kong, Food Angel launched a new
production line to scale up cook-chill meal
operations, supporting 27,000 marginalised
elderly people with HSBC’s support.
Philanthropy can also play an important role in
addressing the barriers to action, helping to
build capacity, and testing and scaling the
innovation required to achieve a resilient and
sustainable net zero future.
ÑFor more information about our environment-
related philanthropy, refer to ‘Partnering for an
enabling environment’ on page 38.
Community engagement and
volunteering
We offer paid volunteering days, and
encourage our people to offer their time, skills
and knowledge to causes within their
communities. In 2025, our colleagues gave
over 248,639 hours to community activities
during work hours and 272,088 hours during
their own time.
Charitable contributions in 2025 (%)
Social, including Future Skills: 36%
Environment, including the Climate
Solutions Partnership: 38%
Local Priorities: 7%
Disaster relief and other giving: 19%
Cash charitable contributions
$103.7m
Total value of our contribution to
communities
$137.8m

HSBC Holdings plc Annual Report on Form 20-F
57

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Governance
Acting responsibly
Setting high standards of governance

TCFD
How ESG is governed
The Board takes overall responsibility for ESG
strategy, overseeing executive management in
developing the approach, execution and
associated reporting. Progress against our ESG
ambitions is reviewed through Board discussion
and review of key topics, such as updates on
the sustainability strategy and reviewing the
ESG strategy dashboard. The Board is regularly
provided with specific updates on ESG matters,
including the Net Zero Transition Plan,
philanthropy strategy, human rights and
workforce engagement. Board members
receive ESG-related training as part of their
induction and ongoing development, and seek
out further opportunities to build their skills and
experience in this area. For further details of
Board members’ ESG skills and experience,
see page 220. For further details of their
induction and training in 2025, see page 231.
In March 2025, we streamlined our ESG
governance with the demise of the ESG
Committee, which was part of the Group
Operating Committee, with the business of the
meeting being embedded across the formal
Operating Committee level governance
meetings or managed via individual
accountability. We expect that our approach to
ESG governance is likely to continue to develop,
in line with our evolving approach to ESG
matters and stakeholder expectations.
The diagram on the right provides an illustration
of our ESG governance process, including how
the Board’s strategy on climate is cascaded and
implemented throughout the organisation. It
identifies examples of forums that manage both
climate-related opportunities and risks, as well
as considering the associated trade-offs. Details
are also provided on their responsibilities and
the responsible chair. The structure of the
process remains consistent with a defined
escalation pathway for issues and emerging
challenges, with issues either resolved in a
given forum or raised to the appropriate level of
governance with appropriate scope and
authority.
Given the wide-ranging remit of ESG matters,
the governance activities are managed through
a combination of specialist governance
infrastructure and regular meetings and
committees, where appropriate. These include
the Group Risk Committee and Group Audit
Committee, which provide oversight for the
scope and content of ESG disclosures.
For some areas, such as climate where our
approach is more advanced, dedicated
governance activities exist to support the wide
range of activities.
The Group Chief Risk and Compliance Officer
and the chief risk officers of our PRA-regulated
businesses are the senior managers
responsible for climate financial risks under the
UK Senior Managers Regime. Climate risks are
considered in the Group Risk Management
Meeting and the Group Risk Committee, with
scheduled updates provided, as well as detailed
reviews of material matters, such as climate-
related stress-testing exercises.

How HSBC’s climate strategy is cascaded
Opportunities		Risks

Board level governance

Group Board	Group Audit Committee	Group Risk Committee
Takes overall responsibility for climate strategy, overseeing executive management in developing the approach and execution.	Monitors and assesses the integrity of the Group’s financial disclosures, including those relating to ESG.	Oversees and advises the Board on risk-related matters including those related to ESG risks (incorporating climate risk).
Chair: Brendan Nelson	Chair: Brendan Nelson	Chair: James Forese

Specialist Board governance

Sustainability Working Group
Meets on an ad hoc basis to provide guidance on the Group-wide medium and longer-term sustainability strategy, including our progress towards our net zero ambition, taking into account key factors such as risk appetite, commerciality, capability and data.
Chair: Geraldine Buckingham

Management level governance

Group Operating Committee Receives regular ESG updates and shapes and influences our strategy. Chair: Group Chief Executive Officer
Group Risk Management Meeting
Oversees the enterprise-wide
management of all risks, including
updates relating to the Group’s climate
risk profile and risk appetite, top and
emerging climate risks.
Chair: Group Chief Risk and
Compliance Officer

Regional, global business and group infrastructure
Examples of ESG-related management governance The following governance bodies support management in its delivery of ESG activities.
Group Reputational Risk Committee Provides recommendations and advice on significant reputational risk matters with impact across the Group. Chair: Group Chief Risk and Compliance Officer		Sustainability Leadership Meeting Monitors execution of the Group’s sustainability strategy and requirements. Chair: Group Chief Sustainability Officer

HSBC Holdings plc Annual Report on Form 20-F
58

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Governance
Human rights
Our respect for human rights
As set out in our Human Rights Statement, we
recognise the role of business in respecting
human rights. Our approach is guided by the
UN Guiding Principles on Business and Human
Rights (‘UNGPs’) and the OECD Guidelines for
Multinational Enterprises on Responsible
Business Conduct.
Our salient human rights issues

Our salient human rights issues
Illustration of HSBC Group’s inherent human rights risks mapped to our business activities.
Inherent human rights risks		Employer	Buyer	Provider of products and services		Investor
				Personal customers	Business customers
Right to decent work	Freedom from forced labour		◆		◆	◆
	Just and favourable conditions of work	◆	◆		◆	◆
	Right to health and safety at work	◆	◆		◆	◆
Right to equality and freedom from discrimination		◆	◆	◆	◆	◆
Right to privacy		◆		◆		◆
Cultural and land rights			◆		◆	◆
Right to dignity and justice		◆	◆	◆	◆	◆

We continue to develop our understanding of
our salient human rights issues. These are the
human rights at risk of the most severe
negative impact through our business activities
and relationships.
An extensive review of our salient human
rights issues conducted in 2022 identified five
human rights risks inherent to HSBC’s
business globally, and five types of activity
through which such risks might arise. These
are represented in the adjacent table. We
reviewed those earlier findings in 2025,
drawing on consultations with stakeholders
including employees, customers, investors,
public authorities and civil society groups
representing potentially affected people. This
review validated our existing assessment, and
no substantive changes have been made to the
table as a result. Respondents highlighted
several developing issues, including the
potential social impacts of AI on communities.
In 2025, we continued to focus on our
approach to human rights risk management
relating to the goods and services we buy
from third parties and in respect of our
business customers.

Managing risks to human rights
We continued the process of adapting our risk
management procedures, reflecting what we
learned from the recent work on salient
human rights issues and continued to embed
the guidance documents issued in 2024 for
those who manage our relationships with
suppliers and with business customers.
Our Global Procurement function continued to
implement its human rights due diligence
operating procedure. This procedure sets out
how HSBC aims to identify suppliers where
the risk of human rights impact is considered
to be higher, and the process to be followed to
review and mitigate the associated risks. We
continued the human rights audits of suppliers
and closed out findings from the 2024 audits.
We use independent negative news data to
help identify controversies related to our
corporate customers, including on human
rights, which may lead to further review and
escalation.
ÑFor further details of the actions taken to respect
the right to decent work, see our 2024 Annual
Statement under the UK Modern Slavery Act at
www.hsbc.com/modern-slavery-act.
ÑSee ’Our approach to inclusion’ on page 51 for
details relating to freedom from discrimination.
Sustainability risk policies
Some of our business customers operate in
sectors in which the risk of adverse human
rights impact is considered greater. Our
sustainability risk policies consider human
rights issues such as forced labour, harmful or
exploitative child labour, workers’ rights, health
and safety of communities and land rights.
Through our membership of international
certification schemes, such as the Forestry
Stewardship Council, the Roundtable on
Sustainable Palm Oil and the Equator
Principles, we support standards aimed at
respecting human rights.
ÑFor further details on our sustainability risk policies
see page 49.
Financial crime controls
Our financial crime risk framework also seeks
to mitigate the risk of being associated with
adverse human rights impacts, by helping to
identify and assess the financial crime risk
associated with our customers, employees
and third parties.
ÑFor further details of how we fight financial crime
see www.hsbc.com/fighting-financial-crime.
Other principles
HSBC’s Principles for the Ethical Use of Data
and Artificial Intelligence include how we seek
to respect the right to privacy while making
use of these technologies.
ÑFor further details see www.hsbc.com/ai-principles.
Supporting change
We continued to participate in industry forums,
including the Thun Group of Banks, which is an
informal group that seeks to promote
understanding of the UNGPs within the sector,
and the UN Global Compact Human Rights
Working Group.
HSBC has been a member of the Mekong
Club since 2016. We are a participant in their
financial services working group, and we use
their informative typological toolkits,
infographics and other multimedia resources
covering current and emerging issues. Our
compliance teams regularly collaborate and
engage with the Mekong Club in designing
Group-wide knowledge sharing and training
sessions.
Investments
HSBC Asset Management acknowledges the
important role that business plays in
respecting human rights.
HSBC Asset Management engages with
companies prioritised for purposeful
engagement under its stewardship plan on
core relevant themes, including human rights.
Engagements may be on a one-on-one basis,
or collaboratively with other investors. Further
details can be found in its stewardship plan.
The Global Voting Guidelines provide an
overview of its approach to exercising its
shareholder rights in respect of ESG issues,
including human rights.
Supporting those impacted and those
potentially at risk
We continued to expand our Survivor Bank
programme, which has now supported over
4,100 (a more than 15% increase since last
year) survivors of modern slavery and human
trafficking in the UK.
Our personal customers (IWPB) team
continues to deliver training to raise
awareness of modern slavery, which seeks to
enable employees to spot signs of abuse and
escalate their concerns through established
channels. In addition, our customer-facing
employees globally are given training as part of
their induction which aims to help them
identify and support vulnerable customers.
ÑFor further details of our work to support
vulnerable communities, see page 56.
Effectiveness
We increased the proportion of our suppliers
who had either confirmed adherence to
HSBC’s code of conduct or their own
alternative, which was accepted by our Global
Procurement function, to 97.3%. We also
continued to train employees in relevant roles
on one or more aspects of a range of human
rights related topics, having now reached over
11,300 employees over the past 24 months.

HSBC Holdings plc Annual Report on Form 20-F
59

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Governance
Customer experience
We remain committed to improving customers’ experiences. In 2025, we gathered feedback from over one million customers across our four business segments to help us understand our strengths and the areas we need to focus on.

Customer satisfaction
Listening to drive improvement
We continue to listen, learn and act on
customer feedback. We use the net promoter
score (‘NPS’) system to share feedback with
our front-line teams, allowing them to respond
directly to customers. We also run dedicated
global forums to provide oversight of our retail
and business customers’ experiences and
promote continuous improvement.
How we fared
In Hong Kong, we were ranked in first place
for both RBW and CMB. Notably, we reached
a record high NPS in RBW.
We also reached our highest NPS to date in
the UK among RBW customers and improved
our rank.
In CMB, we ranked second for mid-market
enterprises, and improved our SME Business
Banking ranking to fifth.
In IWPB, among the mass affluent we
improved our NPS or rank in seven of 10 key
markets. We ranked in the top 3 of the eight
competitively benchmarked markets. We rose
to first place in Singapore and China and
maintained second place in Malaysia.
India and Mexico both experienced a decline in
NPS during the period. Although NPS is
influenced by various factors, the increase in
customer complaints contributed to a shift in
overall customer sentiment. For further details
on IWPB customer complaints, please refer to
page 60.
In our private bank, our global NPS increased
to 54 points, compared with 48 points in 2024.
In CIB, among Corporates we were ranked
among the top 3 in seven of 10 key markets.
We led in three markets and held a stronger
position in Asia and the Middle East than in
Europe and the Americas.

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

Hong Kong
As of 31 December 2025, Hong Kong CMB
received 7,324 customer complaints, down
3.5% from the year before. The primary
drivers of these complaints were related to
servicing, policy, and digital issues. Policy-
related complaints focused on Client Selection
and Exit Management (‘CSEM’) cases and
CSEM appeals, while digital complaints
involved business internet banking log-on
problems, webpage design and online
transactions issues.
In 2025, despite a growing customer base, the
Hong Kong RBW average complaints per
1,000 customers per month decreased from
0.71 to 0.68.
Acting on feedback
The bi-monthly CMB complaint review forum
brings together key decision makers,
customer relationship owners and product and
process owners to identify the latest complaint
trends and concern areas. It oversees root
cause analysis and implements improvement
actions with the aim of reducing complaints
and enhancing customer service. Awareness
sessions are provided to client-facing staff to
reinforce the CMB complaint handling
procedure and customer feedback tool
functionalities, to help equip staff with relevant
skills and knowledge to manage complaints
effectively.
The improvement for Hong Kong RBW was
achieved through enhanced banking
capabilities and a focus on customer
experience. The positive trend stemmed from
fostering a customer-centric culture,
emphasising service resolutions, and
proactively addressing feedback through root
cause analysis and insights from complaint
management information and NPS.
Strengthened cross-departmental collaboration
and advanced technological methods in
complaint management further enhanced our
efficiency and responsiveness.

HSBC Holdings plc Annual Report on Form 20-F
60

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Governance
UK
For UK CMB, complaints reduced by 13.8% in
2025 compared with 2024, with the most
common complaint categories continuing to
relate to telephony, servicing and transactions.
A refined customer contact strategy has been
embedded to drive improved outcomes and
customer experience.
In 2025, average complaints per 1,000
customers per month for UK RBW were 0.84.
Overall, complaints fell by 18% in 2025 vs
2024.
During 2025, our two key priorities continued
to be complaints prevention and improving the
quality of resolution of the complaints we
received. We made good progress in both
areas, driven by targeted intervention in
priority areas and ongoing regular oversight.
Acting on feedback
A focus on root cause analysis identified
more than 240 opportunities to reduce
dissatisfaction in key customer journeys in
CMB.
In RBW, we focused on the top 35 complaint
themes – such as telephony customer
experience, transaction disputes and
international payment processing – and
allocating them to individual executives as
accountable ‘owners’ to remedy the root
cause.

Corporate and Institutional Banking
Within CIB, excluding Hong Kong CMB and UK
CMB, we achieved a 3.7% reduction in
complaints. Complaint volumes decreased in
2025, with 7,373 complaints received
compared with 7,655 in 2024, indicating an
overall downward trend.
In Markets and Securities Services (MSS)
complaints increased slightly by 4.6% to 320.
The majority of the complaints were
operational in nature and resolved in a timely
manner. Of the overall MSS complaints in
2025, 46% came from Asia-Pacific and 44%
came from Europe, our two largest markets.
Acting on feedback
These complaints were mainly related to
servicing and transactions across all regions,
with a notable concentration in Latin America,
the Middle East and North Africa, Asia-Pacific
and Europe.
To mitigate potential risks, comprehensive
mandated conduct and complaints training has
been provided to all CIB employees. This
training aims to strengthen a culture of
accountability, transparency and learning
aligned to our conduct principles.
In 2025, focus continued to be on increasing
the quality of the documentation of customer
feedback received within MSS. Continuous
training for front-line staff on recurring themes
that are identified when managing complaints
ensured that we continued to learn from
feedback, allowing us to further embed
changes into our processes, leading to a better
customer experience. Although complaint
volumes increased slightly, we identified
better quality of complaint documentation,
allowing us to address the issues more
effectively.

International Wealth and Premier Banking
In 2025, IWPB received approximately
717,000 complaints from customers in eight
priority markets. Average complaints per 1,000
customers (CPK) per month increased from
4.2 in 2024 to 4.7 in 2025. Our top three
markets – Mexico, Australia and India –
accounted for 88% of IWPB complaints
globally. The rise in complaints was primarily
driven by disputes in Mexico, largely
stemming from customer concerns about
unauthorised or fraudulent transactions.
Additionally, the introduction of credit card
annual fees, and more frequent risk reviews
contributed to higher complaint volumes in
Australia and India. We are closely monitoring
these trends and have initiated targeted
actions in each market to address the
underlying causes.
We continue our commitment to drive
accuracy over how we log and respond to
customer feedback.
In our Private Bank, we received 593
complaints, a decrease of 54 compared with
2024, helped by the sale of our private bank in
Germany. Banking products and service issues
accounted for the largest volume of
complaints overall, a high proportion of which
were attributable to issues with payment
processing and credit cards. Overall, our
Private Bank resolved 578 complaints in 2025.
Acting on feedback
In 2025, we further strengthened our
customer capabilities – the tools, skills, and
processes that empower our teams to better
understand, actively listen and improve the
customer experience globally.
We upgraded our listening platforms which
support our colleagues in meeting minimum
service standards and in prioritising customer
experience in their daily routines. A key
milestone was the launch of a new platform
designed to gather and analyse customer
feedback, generating actionable insights for
continuous improvement. These upgrades
help us to improve customer experience and
systematically track and measure our
progress.
ÑFor further details of complaints volumes by
business lines, see our ESG Data Pack at
www.hsbc.com/esg.

HSBC Holdings plc Annual Report on Form 20-F
61

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Governance
Integrity, conduct and fairness
Safeguarding the financial system
We have continued our efforts to combat
financial crime and reduce its impact on our
organisation, customers and the communities
that we serve. Financial crime includes fraud,
bribery and corruption, tax evasion and the
facilitation of tax evasion, sanctions and
export control violations and evasion, money
laundering, terrorist financing and proliferation
financing.
We manage financial crime risk because it is
the right thing to do to protect our customers,
shareholders, staff, the communities in which
we operate, as well as the integrity of the
financial system on which we all rely. Our
financial crime risk management framework
is applicable across all global businesses and
functions, and in all countries and territories
in which we operate. The financial crime risk
framework is overseen by the Board,
supported by our financial crime policy, and is
designed to enable adherence to applicable
laws and regulations globally.
Annual global mandatory training is provided
to all colleagues, with additional targeted
training tailored to certain individuals. We
carry out regular risk assessments to identify
where we need to respond to evolving
financial crime threats, as well as to monitor
and test our financial crime risk management
programme.
Our anti-bribery and corruption policy
We are required to comply with all applicable
anti-bribery and corruption laws in every
market and jurisdiction in which we operate.
We seek to focus not only on the letter, but
also on the spirit of relevant laws and
regulations to demonstrate our commitment
to ethical behaviours and conduct, as part of
our environmental, social and corporate
governance.
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
There were no concluded legal cases
regarding bribery or corruption brought
against HSBC or its employees in 2025.

The scale of our work

Each month in 2025 we monitored
approximately 980 million transactions for
signs of financial crime. We performed
daily screening of approximately 109
million customer records for sanctions
exposure. In 2025, we filed nearly 137,000
suspicious activity reports to law
enforcement and regulatory authorities
where we identified potential financial
crime.

99%
Total percentage of permanent and non-
permanent employees who received financial
crime training, including on anti-bribery and
corruption in 2025.

Whistleblowing
We want colleagues and stakeholders to
have confidence in speaking up when they
observe unlawful or unethical behaviour. We
offer a range of speak-up channels to listen to
the concerns of individuals and have a zero-
tolerance policy for acts of retaliation.
Listening through whistleblowing
channels
Our global whistleblowing channel, HSBC
Confidential, is one of our speak-up channels,
which allows colleagues past and present and
other stakeholders to raise concerns
confidentially and, if preferred, anonymously
(subject to local laws). In most of our
markets, HSBC Confidential concerns are
raised through an independent third party,
offering 24/7 hotlines and a web portal in
multiple languages. We also provide and
monitor an external email address for
concerns about accounting, internal financial
controls or auditing matters
(accountingdisclosures@hsbc.com).
Concerns are investigated proportionately and
independently, with action taken where
appropriate. This can include disciplinary
action, such as dismissal and adjustments to
variable pay and performance ratings, or
operational actions including changes to
policies and procedures.
We continue to actively promote our full range
of speak-up channels to colleagues to help
ensure their concerns are handled through the
most effective route. In 2025, 1,100 concerns
were investigated through HSBC Confidential
(2024: 925) with 34% found to have some
level of substantiation (2024: 35%) and a
further 19% identifying other issues (2024:
22%).
The Group Audit Committee has oversight of
the Group’s whistleblowing arrangements, and
the Chair of the Group Audit Committee acts
as HSBC’s Whistleblowers’ Champion with
responsibility for ensuring and overseeing the
integrity, independence and effectiveness of
the Group’s policies and procedures.
Regulatory Compliance sets the
whistleblowing policy and procedures and
provides the Group Audit Committee with
periodic updates on their effectiveness.
Specialist teams and investigation functions
own whistleblowing controls, with monitoring
in place to determine control effectiveness.
ÑFor further details of the role of the Group Audit
Committee in relation to whistleblowing, see
page 238.

HSBC Holdings plc Annual Report on Form 20-F
62

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Governance
A responsible approach to tax
We seek to pay our fair share of tax in all
jurisdictions in which we operate, applying
both the letter and spirit of the law, and to
minimise the risk of customers using our
products and services to evade or
inappropriately avoid tax. Our approach to tax
and governance processes is designed to
achieve these goals.
We maintain open and transparent
relationships with tax authorities. We
cooperate to resolve differing interpretations
or disputes in a timely manner.
Through adoption of the Group’s risk
management framework, we seek to ensure
that we do not adopt inappropriately tax-
motivated transactions or products, and that
tax planning is scrutinised and supported by
genuine commercial activity. HSBC has no
appetite for using aggressive tax structures.
With respect to our customers’ taxes, we
have made considerable investments to
support external tax transparency initiatives to
reduce the risk of banking services being used
to facilitate customer tax evasion and
implemented processes that aim to ensure
that inappropriately tax-motivated products and
services are not provided to our customers.
Our tax contributions
During 2025, we paid $7.7bn (2024: $9.2bn) in
respect of our own tax liabilities and collected
taxes of $10.0bn (2024: $10.1bn) on behalf of
governments around the world. Tax paid was
lower than in the previous year primarily due to
the 2025 corporate income tax assessments
for the Group’s entities in Hong Kong being
received and paid in January 2026, whereas
the 2024 assessments were received and
settled during 2024.
Taxes paid – by type of tax
Tax on profits $4,296m (2024: $6,080m)
Withholding taxes $685m (2024: $667m)
Employer taxes $1,102m (2024: $1,003m)
Bank levy $273m (2024: $135m)
Irrecoverable VAT $1,160m (2024: $1,098m)
Other duties and levies $221m1 (2024: $229m)
1Other duties and levies includes property taxes of
$83m (2024: $76m).

Our approach to customer and market conduct
Our Conduct Approach guides us to do the
right thing and to focus on the impact we have
for our customers and the financial markets in
which we operate. It is embedded throughout
our product and services lifecycle, with a focus
on five clear outcomes:
–We understand our customers’ needs.
–We provide products and services that offer
a fair exchange of value.
–We service customers’ ongoing needs and
put it right if we make a mistake.
–We act with integrity in the financial markets
we operate in.
–We operate resiliently and securely to avoid
harm to customers and markets.
Our principles, policies and procedures set
standards to help ensure that we consider and
meet customer needs and protect market
integrity. They help ensure our products and
services remain fit-for-purpose, offer fair value
exchange and mitigate the risk of customer or
market detriment.
We train all our colleagues on the importance
of customer and market conduct, helping to
ensure our conduct outcomes are part of
everything we do.

Our approach with suppliers
We maintain global policies and procedures for
the onboarding and use of third-party
suppliers. We expect suppliers to meet our
third-party risk compliance requirements and
assess them to identify any financial stability
concerns.
Sustainable procurement
Supporting and engaging with our supply chain
is vital to progressing our sustainable
procurement goals. In 2025:
–We continued gathering carbon emission
data from our suppliers through CDP
(formerly the Carbon Disclosure Project) and
an additional data collection source
introduced in 2024 to simplify and expand
our supplier outreach for scope 3 data
collection.
–We continued to deepen our collaboration
with suppliers and have increased our focus
on those without public disclosures or
emissions reduction plans, and supported
them by providing additional guidance where
appropriate.
–Through ongoing engagement and targeted
collaboration events, we are partnering with
–some of our suppliers who are more
advanced in their sustainability journey to
jointly develop innovative ideas on
decarbonisation and nature-related topics.
–We also supported our sourcing teams to
further integrate sustainability into sourcing
strategy and decision making, including new
supplier selection, renewals and ongoing
supplier management.
–As part of our nature approach, we have
begun developing sustainable sourcing
roadmaps across key sectors, such as
support services, technology services and
corporate real estate, following a materiality
assessment of biodiversity and nature risks.
The roadmaps will help us address high-risk
areas and include considerations for nature
and biodiversity within our procurement
activities.
–We continue to implement our human rights
due diligence process to help identify
supplier risks.
–We maintained an inclusive approach to
supplier engagement, supporting fair access
to procurement opportunities for all
suppliers.
Supplier Code of Conduct
Our Supplier Code of Conduct (‘the Code’)
sets out the minimum standards we expect of
our suppliers in respect of the environment,
inclusion and human rights. In 2025, we
refreshed the Code to include principles on
responsible use of AI. We continue to
formalise adherence to the Code by seeking to
add clauses to our supplier contracts which
support the right to audit and act if a breach is
discovered. At the end of 2025, 97.3% of
approximately 9,830 contracted suppliers had
either confirmed adherence to the Code, or
provided their own alternative that was
accepted by our Global Procurement function.
Our Supplier Code of Conduct is available at:
www.hsbc.com/who-we-are/esg-and-
responsible-business/working-with-suppliers
ÑFor further details of the number of suppliers in
each geographical region, see the ESG Data
Pack at www.hsbc.com/esg

HSBC Holdings plc Annual Report on Form 20-F
63

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Governance
Safeguarding data
Data privacy
We are committed to protecting and managing
the data we process, in accordance with the
laws and regulations of the markets in which
we operate. Our strategy rests on having the
right talent, technology, and processes to
manage privacy risks effectively. Our Group-
wide data risk policy provides a consistent
approach to data and privacy risk
management, applicable across all global
businesses and infrastructure. This policy is
reviewed annually with the aim of ensuring
that we remain responsive to regulatory
changes. Our HSBC Privacy Principles can be
found at: www.hsbc.com/ who-we-are/esg-
and-responsible-business/ managing-risk/
operational-risk.
We regularly provide employees with training
and awareness sessions on data privacy and
security, offering both mandatory and
supplementary sessions as required. In
addition, we mark International Data Privacy
Day each year, with events that discuss
developments in the data privacy landscape
and reinforce privacy awareness across HSBC.
We provide transparency to our customers,
employees and other stakeholders regarding
processing of personal data and their rights.
Where relevant, we work with third parties to
help ensure adequate protections are
provided, in line with our data risk policy and
regulatory requirements. We offer a broad
range of channels for customers, employees
and other stakeholders to raise privacy
concerns and questions.
Data privacy is regularly monitored at multiple
governance forums, including at Board level,
providing senior executive oversight on privacy
risk and global programmes. Our Global Internal
Audit function independently assures whether
our data privacy risk management approach is
effectively designed and operational. In addition,
we have established data privacy governance
structures and continue to embed accountability
across all businesses and functions.
We continue to review and implement
industry best practices for data privacy and
security, working closely with our data
protection officers, industry bodies, and
research institutions. Regular reviews and
privacy risk assessments are conducted to
strengthen our data privacy controls.
Procedures are in place to address data privacy
considerations, including notifying regulators,
customers and data subjects as required by
law in the event of a data privacy breach.
Intellectual property rights practices
Our Group intellectual property risk policy,
supported by comprehensive controls and
guidance, is designed to manage risks
associated with intellectual property. This
policy seeks to ensure that our commercially
and strategically valuable intellectual property
is properly identified and safeguarded. This
includes applying to register trademarks and
patents and enforcing our rights against third
parties making unauthorised use of our
intellectual property. Additionally, our
intellectual property framework helps prevent
infringement of third-party rights, thereby
supporting the consistent and effective
management of intellectual property risk in
alignment with our risk appetite.

Cybersecurity
The threat of a significant cyber incident
remains a concern for the Group and the
broader financial sector. As cyber threats
continue to evolve, failure to protect our
operations may result in disruption to our
business services and negative impacts on our
customers, such as a financial loss, loss of
sensitive data or damage to our reputation,
among other risks.
Identify, protect, detect, respond and
recover
We invest in business and technical controls to
help prevent, detect and mitigate cyber threats.
Our controls follow a ’defence in depth’
approach, leveraging multiple security layers,
and recognising the complexity of our
environment. Our ability to detect and respond
to attacks through our round-the-clock security
operations is intended to help reduce the impact
of attacks. We routinely test our data backup
and disaster recovery processes with the aim of
limiting the impact on customers and restoring
services in the event of a cyber-attack.
Our cyber intelligence and threat analysis team
proactively collects and analyses internal and
external cyber information to evaluate threat
levels, including from ongoing geopolitical
events, potential outcomes, and what control
adjustments are needed to best defend
against them. We collaborate with the broader
cyber intelligence community, the financial
services industry and global government
agencies.
In 2025, we continued to enhance our
cybersecurity capabilities to help reduce the
likelihood and impact of unauthorised access,
security vulnerabilities being exploited, data
leakage, third-party security exposure and
advanced malware. We focused on
preparedness for emerging technology risks,
such as AI and quantum computing.
We work with third parties, suppliers and
financial infrastructure bodies to help reduce
the threat of cyber-attacks impacting our
business services. We have a third-party
security risk management process in place to
continually assess, identify and manage
cybersecurity risks with suppliers and other
third-party relationships. This includes
assessments of the third parties against our
own cybersecurity standards and
requirements.
Policy and governance
We have a suite of cybersecurity policies,
procedures and controls to help with the
effective oversight and management of the
organisation. This includes but is not limited to
defined information security responsibilities for
employees, contractors and third parties, as
well as standard procedures for cyber incident
identification, investigation, mitigation and
reporting. We operate a three lines of defence
model, aligned to the enterprise risk
management framework, to help the oversight
and challenge of our cybersecurity capabilities.
The assessment and management of our
cybersecurity risk is led and coordinated by our
Global Chief Information Security Officer
(‘CISO’), who has extensive experience in
financial services, security and resilience as
well as strategy, governance, risk
management and regulatory compliance. The
Global CISO is supported by business and
regional level CISOs. In the event of incidents,
both the Global and relevant supporting CISOs
are informed and are engaged in line with our
cybersecurity incident response protocols. Key
risk indicators, significant cyber incidents and
other matters related to cybersecurity are
presented on a regular basis to various risk and
control committees, including Board
committees, the Group Risk Management
Meeting and global businesses.
Our cybersecurity capabilities are periodically
assessed against standards issued by the
National Institute of Standards and Technology
and by independent third parties, and we
proactively collaborate with regulators to
participate in regular testing activities. In
addition, HSBC engages external, independent
third parties to support our penetration and
threat-led penetration testing.
Cyber training and awareness
Our people play an important role in protecting
against cybersecurity threats and we aim to
provide tools, and encourage behaviours, to
keep our organisation and customer data safe.
This includes cybersecurity training and
awareness for all our people and targeted
training for staff that are identified as having
elevated cyber risk exposure. We host an
annual Cyber Awareness Month, covering
topics such as online safety at home, social
media safety, safe hybrid working and cyber
incidents and response. We also provide a
wide range of education and guidance to our
customers about how to spot and prevent
online fraud.
ÑSee ‘Top and emerging risks’ on pages 121 and
122 for more information relevant to data privacy
and cybersecurity.

HSBC Holdings plc Annual Report on Form 20-F
64

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial
review
The financial review gives detailed reporting of our
financial performance in 2025 at Group level, our
business segments and legal entities.

65	Financial summary
88	Business segments and legal entities
106	Alternative performance measures
111	Other information

HSBC Holdings plc Annual Report on Form 20-F
65

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Financial summary
Basis of presentation
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which reflect the movements of the US dollar against most major currencies during 2025. Excluding these differences allows us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business. Foreign currency translation differences for 2025 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for the year ended 31 December 2024 at the average rate of exchange for the year ended 31 December 2025;
and
–the balance sheets at 31 December 2024 at the prevailing rates of exchange on 31 December 2025.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.
Notable items and material notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement, and are excluded from our target basis dividend payout ratio calculation and earnings per share measure. Material notable items in 2025 or relevant comparative periods relate to the operating expenses associated with actions to exit or wind down non-strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom, and a legal provision relating to developments in a claim in Luxembourg relating to the Bernard L. Madoff Investment Securities LLC fraud.
ÑThe tables on pages 88 to 90 and pages 97 to 102 detail the effects of notable items on each of our business segments, legal entities and selected countries/
territories in 2025 and 2024.
Impact of strategic transactions
In addition to the items categorised as material notable items, the impacts of strategic transactions include the distorting impact observed between the periods of the operating income statement results related to acquisitions, disposals and wind-downs that affect period-on-period comparisons. Once a transaction has completed or a wind-down has commenced, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period as a result of a transaction, or a reduction in revenue or costs has arisen from the wind-down of a business. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions. In the case of wind-downs, or transactions that complete in phased tranches, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.
Impact of hyperinflationary accounting
The sale of our business in Argentina, previously treated as a hyperinflationary economy for accounting purposes, was completed in
2024. We continue to treat Türkiye as a hyperinflationary economy for accounting purposes. The impact of applying International Accounting
Standard (‘IAS’) 29 ‘Financial Reporting in Hyperinflationary Economies’
and the hyperinflation provisions of IAS 21 ’The Effects of Changes in
Foreign Exchange Rates’ in the current period for our operations in
Türkiye was a decrease in the Group’s profit before tax of $150m (2024:
$157m), comprising a decrease in revenue, including a loss on net monetary position of $145m (2024: $146m) and an increase in ECL and operating expenses of $4m (2024: increase of $11m). The consumer price index at 31 December 2025 for Türkiye was 3,513.87, with an increase in the period of 829.32 (2024: 825.55 increase).

Use of alternative performance
measures
Our reported results are prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting
Standards Board (‘IFRS Accounting Standards’), as detailed in the financial statements starting on page 288.
To measure our performance, we supplement our IFRS Accounting
Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European
Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting year-on-year comparisons. The ‘constant currency
performance’ measure used throughout this report is described above.
Definitions and calculations of other alternative performance measures are included in our ‘Alternative performance measures’ on page 106.
Additionally, the insurance-specific non-GAAP measure ‘Insurance equity plus CSM net of tax‘ is provided on page 93, along with its definition and reconciliation to the GAAP measure. All alternative performance measures are reconciled to the closest reported
performance measure.
Return on average tangible equity
excluding notable items
The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. To better align with market practice, from 2025 we no longer adjust the
‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.
ÑSee page 106 for the definition of return on average tangible equity excluding notable items and page 107 for the reconciliation to the GAAP measure.
Banking net interest income
Banking net interest income (‘banking NII’) adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions. For more information on banking NII, see page 69.

HSBC Holdings plc Annual Report on Form 20-F
66

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Constant currency revenue and profit
before tax excluding notable items and the
impact of strategic transactions
To aid the understanding of our results, we separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘, which also exclude the impact of strategic transactions classified as material notable items as described above. We consider these measures to provide useful information to investors as they remove items that distort period-on-
period comparisons.
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals and that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
ÑSee page 107 for the reconciliation to the GAAP measure.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of the disposals of our banking business in Canada and our business in Argentina from the 2024 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.
ÑSee page 109 for further details and the reconciliation to the GAAP measure.
Basic earnings per share excluding
material notable items and related impacts
We established a dividend payout ratio target basis of 50% for 2025.
For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts. Material notable items for the ‘basic earnings per share excluding material notable items and related impacts‘ measure in 2025 and comparative periods are described above.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, for which we exclude from earnings per share material notable items and related impacts.
ÑSee page 92 for the supplementary analysis of the impact of strategic transactions.
ÑSee page 106 for the definition of basic earnings per share excluding material notable items and related impacts and page 110 for the reconciliation to the
GAAP measure.

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
See Note 1.2(j) on page 306.
–Deferred tax assets: The most significant judgements relate to those made in respect of recoverability, which are based on
expected future profitability. See Note 1.2(m) on page 310.
–Valuation of financial instruments: In determining the fair value of financial instruments a variety of valuation techniques are used, some of which feature significant unobservable inputs and are subject to substantial uncertainty. See Note 1.2(d) on page 304.
–Impairment of investment in subsidiaries: Impairment testing, including testing for reversal of impairment, involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of
management assumptions. See Note 1.2(a) on page 301.
–Impairment of interests in associates: Impairment testing, including testing for reversal of impairment, involves significant judgement in determining the value in use, and in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of management
assumptions. The most significant judgements relate to the
impairment testing of our investment in Bank of Communications
Co., Limited (‘BoCom’). See Note 1.2(a) on page 301.
–Impairment of goodwill and non-financial assets: A high degree of uncertainty is involved in estimating the future cash flows of the cash-generating units (‘CGUs’) and the rates used to discount these cash flows. See Note 1.2(b) on page 302.
–Provisions: Significant judgement may be required due to the high degree of uncertainty associated with determining whether a
present obligation exists, and estimating the probability and amount of any outflows that may arise. See Note 1.2(n) on page 311.
–Post-employment benefit plans: The calculation of the defined benefit pension obligation involves the determination of key assumptions including discount rate, inflation rate, pension payments and deferred pensions, pay and mortality. See Note 1.2(l)
on page 310.
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
statements.

HSBC Holdings plc Annual Report on Form 20-F
67

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Consolidated income statement

Summary consolidated income statement
	2025	2024	2023[1]	2022	2021
	$m	$m	$m	$m	$m
Net interest income	34,794	32,733	35,796	30,377	26,489
Net fee income	13,343	12,301	11,845	11,770	13,097
Net income from financial instruments held for trading or managed on a fair value basis[2]	19,682	21,116	16,661	10,278	7,744
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	11,175	5,901	7,887	(13,831)	4,053
Net insurance premium income	—	—	—	—	10,870
Insurance finance (expense)/income	(11,197)	(5,978)	(7,809)	13,799	—
Insurance service result	1,825	1,310	1,078	809	—
Gain on acquisition[3]	—	—	1,591	—	—
Losses recognised on sale of business operations[4]	(47)	(1,752)	(61)	(2,678)	—
Other operating income/(expense)[5,6]	(1,301)	223	(930)	96	1,687
Total operating income	68,274	65,854	66,058	50,620	63,940
Net insurance claims and benefits paid and movement in liabilities to policyholders	—	—	—	—	(14,388)
Net operating income before change in expected credit losses and other credit impairment charges[7]	68,274	65,854	66,058	50,620	49,552
Change in expected credit losses and other credit impairment charges	(3,850)	(3,414)	(3,447)	(3,584)	928
Net operating income	64,424	62,440	62,611	47,036	50,480
Total operating expenses excluding impairment of goodwill and other intangible assets	(36,023)	(32,966)	(32,355)	(32,554)	(33,887)
(Impairment)/reversal of impairment of goodwill and other intangible assets	(405)	(77)	285	(147)	(733)
Operating profit	27,996	29,397	30,541	14,335	15,860
Share of profit in associates and joint ventures	2,911	2,912	2,807	2,723	3,046
Impairment of interest in associate[6]	(1,000)	—	(3,000)	—	—
Profit before tax	29,907	32,309	30,348	17,058	18,906
Tax expense	(6,776)	(7,310)	(5,789)	(809)	(4,213)
Profit for the year	23,131	24,999	24,559	16,249	14,693
Attributable to:
– ordinary shareholders of the parent company	21,102	22,917	22,432	14,346	12,607
– preference shareholders of the parent company	—	—	—	—	7
– other equity holders	1,183	1,062	1,101	1,213	1,303
– non-controlling interests	846	1,020	1,026	690	776
Profit for the year	23,131	24,999	24,559	16,249	14,693

Five-year financial information
	2025	2024	2023[1]	2022	2021
	$	$	$	$	$
Basic earnings per share	1.21	1.25	1.15	0.72	0.62
Diluted earnings per share	1.20	1.24	1.14	0.72	0.62
Dividends per ordinary share (paid in the period)[8]	0.66	0.82	0.53	0.27	0.22
	%	%	%	%	%
Dividend payout ratio[9]	50	50	50	44	40
Post-tax return on average total assets	0.7	0.8	0.8	0.5	0.5
Return on average ordinary shareholders’ equity	12.3	13.6	13.6	9.0	7.1
Return on average tangible equity	13.3	14.6	14.6	10.0	8.3
Effective tax rate	22.7	22.6	19.1	4.7	22.3
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended
31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2    In 2025, the amounts include a $0.1bn (2024: $0.1bn gain) mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia‘s (‘Galicia‘) American Depositary Receipts (‘ADRs‘) received as purchase consideration from the sale of our business in Argentina. In 2024, the amounts include a $0.3bn gain (2023: $0.3bn loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
3    Gain recognised in respect of the acquisition of SVB UK.
4    In 2024, the amount includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $0.3bn gain on the foreign exchange hedging (see footnote 2 above) on the sale of our banking business in Canada. The amount in 2023 primarily reflected losses due to restrictions impacting the recoverability of assets in Russia, partly offset by a gain on sale of our retail banking operations in France. The amount in 2022 included losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
5Includes a loss on net monetary positions of $0.2bn (2024: $1.2bn; 2023: $1.7bn) as a result of applying IAS 29 ‘Financial Reporting in Hyperinflationary
Economies’.
6  In 2025, the amounts include recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF and a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’. See Note 18 on pages 345 to 348.
7Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
8Includes dividend paid during the period, which consisted of a fourth interim dividend of $0.36 per ordinary share in respect of the financial year ended
31 December 2024 paid in April 2025 and the first, second and third interim dividends of $0.30 per ordinary share in respect of the financial year ending
31 December 2025. In 2024, a special dividend of $0.21 per ordinary share from the Canada sale proceeds was paid in June.
9In 2025, 2024 and 2023, our dividend payout ratio was adjusted for material notable items and related impacts. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the sale of our banking business in Canada, and the recognition of certain deferred tax assets. No items were adjusted for in 2021.

HSBC Holdings plc Annual Report on Form 20-F
68

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Income statement commentary
The following commentary compares Group financial performance for the year ended 2025 with 2024, unless otherwise stated.
Net interest income

	Year ended			Quarter ended
	31 Dec 2025	31 Dec 2024	31 Dec 2023	31 Dec 2025	30 Sep 2025	31 Dec 2024
	$m	$m	$m	$m	$m	$m
Interest income	97,872	108,631	100,868	24,503	24,361	26,004
Interest expense	(63,078)	(75,898)	(65,072)	(15,307)	(15,584)	(17,819)
Net interest income	34,794	32,733	35,796	9,196	8,777	8,185
Average interest-earning assets	2,190,078	2,099,285	2,161,746	2,221,054	2,218,472	2,113,276
	%	%	%	%	%	%
Gross interest yield[1]	4.47	5.17	4.67	4.38	4.36	4.90
Less: gross interest payable[1]	(3.11)	(3.95)	(3.47)	(2.93)	(3.01)	(3.60)
Net interest spread[2]	1.36	1.22	1.20	1.45	1.35	1.30
Net interest margin[3]	1.59	1.56	1.66	1.64	1.57	1.54
1Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’), net of amortised premiums and loan fees. Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	2025			2024			2023
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	325,790	11,460	3.52	349,517	14,727	4.21	403,674	14,770	3.66
Loans and advances to customers	971,804	46,036	4.74	949,825	49,879	5.25	957,717	47,673	4.98
Reverse repurchase agreements – non-trading[1]	273,941	16,616	6.07	238,694	17,721	7.42	240,263	14,391	5.99
Financial investments	539,107	20,830	3.86	470,182	20,587	4.38	407,363	16,858	4.14
Other interest-earning assets	79,436	2,930	3.69	91,067	5,717	6.28	152,729	7,176	4.70
Total interest-earning assets	2,190,078	97,872	4.47	2,099,285	108,631	5.17	2,161,746	100,868	4.67

Summary of interest expense by type of liability
	2025			2024			2023
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[2]	76,081	2,613	3.43	66,405	2,930	4.41	60,392	2,401	3.98
Customer accounts[3]	1,487,032	33,289	2.24	1,385,840	40,173	2.90	1,334,803	34,162	2.56
Repurchase agreements – non-trading[1]	188,748	13,629	7.22	187,337	15,617	8.34	146,605	10,858	7.41
Debt securities in issue – non-trading	198,317	10,847	5.47	196,440	12,806	6.52	184,867	11,223	6.07
Other interest-bearing liabilities	77,793	2,700	3.47	84,773	4,372	5.16	146,216	6,428	4.40
Total interest-bearing liabilities	2,027,971	63,078	3.11	1,920,795	75,898	3.95	1,872,883	65,072	3.47
1The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.
2Including interest-bearing bank deposits only.
3Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 2025 was $34.8bn, an increase of
$2.1bn or 6% compared with 2024. The increase reflected the benefit of the reinvestment of our structural hedge at higher yields, deposit balance growth and higher NII in Markets Treasury. In addition, the increase included the non-recurrence of a $0.2bn loss in 2024 on the early redemption of legacy securities. This was partly offset by the adverse impact of $1.6bn from business disposals in Argentina and
Canada, and margin compression on our deposits from lower interest rates. The growth in NII also reflected a benefit from lower funding costs associated with the trading book of $1.7bn.
Excluding the unfavourable impact of foreign currency translation differences of $0.2bn, net interest income increased by $2.3bn or 7%.
NII for 4Q25 was $9.2bn, up 5% compared with 3Q25, and up 12%
compared with 4Q24. The increase in NII compared with 3Q25 was predominantly driven by the increase in short-term interest rates in
Hong Kong and deposit balance growth.
Net interest margin (‘NIM’) for 2025 of 1.59% was 3bps higher compared with 2024, reflecting the reinvestment of our structural hedge at higher yields and lower funding costs associated with the trading book The increase in NIM included the adverse impact of foreign currency translation differences. Excluding this, NIM increased by 6bps.
4Q25 NIM was 1.64%, up 7bps compared with 3Q25, and up 10bps compared with 4Q24. The increase against the previous quarter was primarily driven by higher short-term interest rates in Hong Kong.
Interest income for 2025 of $97.9bn decreased by $10.8bn compared with 2024, primarily due to lower market interest rates.
Interest income of $25bn in 4Q25 was $0.1bn higher compared with
3Q25, due to the increase of short-term interest rates in Hong Kong, partly offset by lower interest rates in currencies including pounds sterling and US dollar. Interest income in 4Q25 was down $1.5bn compared with 4Q24.
The change in interest income in 2025 compared with 2024 included a favourable impact of foreign currency translation differences of $0.2bn.
After excluding foreign currency translation differences, interest income decreased by $11.0bn.
Interest expense for 2025 of $63.1bn decreased by $12.8bn compared with 2024, primarily due to lower market interest rates. The fall in interest expense included the adverse effects of foreign currency translation differences of $0.5bn. Excluding this, interest expense decreased by $13.3bn. Interest expense of $15.3bn in 4Q25 was
$0.3bn lower than 3Q25, and $2.5bn lower compared with 4Q24. The decrease against the previous quarter was due lower market interest rates, particularly in US dollars and pounds sterling.

HSBC Holdings plc Annual Report on Form 20-F
69

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Banking net interest income
	Year ended		Quarter ended
	31 Dec 2025	31 Dec 2024	31 Dec 2025	30 Sep 2025	31 Dec 2024
	$m	$m	$m	$m	$m
Net interest income	34,794	32,733	9,196	8,777	8,185
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	9,686	11,434	2,592	2,384	2,874
Third-party net interest income from insurance	(396)	(429)	(66)	(112)	(109)
Banking net interest income	44,084	43,738	11,722	11,049	10,950
Currency translation		(188)		(34)	136
Banking net interest income – on a constant currency basis	44,084	43,550	11,722	11,015	11,086
Banking net interest income – on a reported basis	44,084	43,738	11,722	11,049	10,950
– of which:
The Hongkong and Shanghai Banking Corporation Limited	21,676	21,691	5,710	5,351	5,464
HSBC UK Bank plc	11,523	10,368	3,046	2,969	2,663
HSBC Bank plc	5,257	4,630	1,477	1,351	1,182
Banking net interest income adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense.
It represents the Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:
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
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in ‘net income from financial instruments held for trading or managed on a fair value basis’.
On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding cost reported in NII with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in NII.
Banking NII was $44.1bn in 2025, an increase of $0.3bn or 1%
compared with 2024. The growth reflected the benefits of the reinvestment of our structural hedge at higher yields, deposit balance growth and higher NII in Markets Treasury. In addition, the increase included the non-recurrence of a loss of $0.2bn in 2024 on the early redemption of legacy securities. This was partly offset by the adverse impact of $1.6bn from the disposals of our business in Argentina and our banking business in Canada, and the impact of margin compression on our deposits from lower interest rates.
Banking NII also deducts third-party NII related to our Insurance business, which was $0.4bn, broadly stable compared with 2024. The funding costs associated with generating trading and fair value income were $9.7bn, a decrease of $1.7bn compared with 2024, reflecting the reduction in interest rates that more than offset a rise in trading book balances.
The internally allocated funding to generate trading and fair value income was approximately $225bn at 31 December 2025, a rise of approximately $25bn since 31 December 2024, and $11bn lower
compared with 30 September 2025. This relates to trading, fair value and associated net asset balances predominantly in CIB.
Net fee income of $13.3bn was $1.0bn or 8% higher than in 2024, and included an adverse impact of $0.3bn due to the disposal of our banking business in Canada and business in Argentina. On a constant currency basis, net fee income was $1.0bn higher. This primarily reflected increased broking fee income in our Hong Kong business and higher fee income from unit trusts and funds under management in
IWPB, primarily in Hong Kong and mainland China.
Net income from financial instruments held for trading or
managed on a fair value basis of $19.7bn was $1.4bn lower
compared with 2024. This primarily reflected a decrease in the trading book funding costs of $1.7bn associated with generating this income, due to lower interest rates which more than offset the impact of a rise in trading book balances, resulting in a corresponding increase in NII.
Inclusive of the reduction in funding costs, net trading income in CIB was higher, notably as elevated market volatility and higher trading volumes benefited Global Foreign Exchange and Debt and Equity
Markets.
The reduction of trading income in Corporate Centre also included an adverse movement of $0.1bn in 2025 on American Depositary Receipts received as purchase consideration from the sale of our business in
Argentina, which we disposed of in 2025. It also included the non-
recurrence of favourable fair value movements of $0.3bn in 2024 on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada until the completion of the sale.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $11.2bn increased by $5.3bn compared with 2024 reflecting strong equity markets and the favourable impact of the downward movement in interest rates on our fixed income investments in our
IWPB business in Hong Kong, partly offset by rising interest rates in mainland China.
This favourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $11.2bn was $5.2bn higher than in
2024, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with
‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Insurance service result of $1.8bn increased by $0.5bn compared with 2024, reflecting higher contractual service margin (‘CSM’) release as a result of strong new business growth, and favourable experience variances from positive investment management fee, maintenance expense and claims experience.
Losses recognised on the sale of business operations fell by $1.7bn in 2025. In 2025, the net loss included a loss on the sale of our France life insurance business, including the recycling of related reserves, and a loss related to the sale of our UK life insurance entity. These were partly offset by gains on the disposals of our private banking business in
Germany and our retail operations in Bahrain. In 2024, losses arose from the completion of the disposal of our business in Argentina, comprising the recycling of $5.2bn of foreign currency translation reserve losses and other reserves to the income statement and a $1.0bn loss on disposal.
These were partly offset by a gain of $4.6bn in 2024 on the sale of our banking business in Canada, inclusive of recycling of foreign currency translation reserve and other reserve losses to the income statement.
Other operating income/(expense) was $1.5bn lower than in 2024.
The 2025 period included reserve recycling losses of $1.5bn following the completion of the sale of our French retained portfolio of home and certain other loans, and a dilution loss of $1.1bn on BoCom following the

HSBC Holdings plc Annual Report on Form 20-F
70

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
completion of its capital issuance. This was partly offset by a lower loss on net monetary positions in hyperinflationary economies following the disposal of our business in Argentina.
Change in expected credit losses and other credit impairment charges (‘ECL’) of $3.9bn was $0.4bn higher than in 2024, including charges in both periods related to the CRE sectors in Hong Kong and mainland China. In 2025, the charge in this sector in Hong Kong of
$0.7bn (2024: $0.1bn) reflected higher allowances for new defaulted exposures, the impact of an over-supply of non-residential properties that has put continued downward pressure on rental and capital values, and updates to our models used for ECL calculations. The 2025 charge in the mainland China CRE sector was $0.2bn (2024: $0.4bn).
ÑFor further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental
adjustments, see pages 148 to 157.

Operating expenses
	Year ended
	2025	2024	2023
	$m	$m	$m
Gross employee compensation and benefits	21,512	20,153	19,623
Capitalised wages and salaries	(1,959)	(1,688)	(1,403)
Property and equipment	5,066	4,786	4,285
Amortisation and impairment of intangibles	2,945	2,235	1,827
UK bank levy	290	249	339
Legal proceedings and regulatory matters	1,542	145	188
Other operating expenses[1]	7,032	7,163	7,211
Reported operating expenses	36,428	33,043	32,070
Currency translation	—	103	(379)
Constant currency operating expenses	36,428	33,146	31,691
1Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel.

Staff numbers (full-time equivalents)[1]
	2025	2024	2023
Business segments
Hong Kong	29,633	34,578	34,886
UK	29,922	30,783	30,638
Corporate and Institutional Banking	78,981	71,935	72,713
International Wealth and Premier Banking	69,854	73,668	82,287
Corporate Centre	330	340	337
At 31 Dec	208,720	211,304	220,861
– of which (by country/territory):
India	47,423	44,262	42,287
UK	32,294	33,970	34,125
Hong Kong	25,639	26,599	26,472
1Represents the number of full-time equivalent staff (‘FTE’) with contracts of service with the Group who are being paid at the reporting date. Comprises FTE in front-line roles and those providing dedicated support services managed by the business segments (‘direct FTE’) (at 31 December 2025: Hong Kong: 20,290; UK:
20,969; CIB: 45,970; IWPB: 53,136) and an allocation of Corporate Centre FTE in proportion to business usage of shared support services and global infrastructure. During 2025, certain Operations FTE were transferred from Corporate Centre to the business segments for which they provide dedicated support services (if these FTE had been transferred at 31 December 2024, the direct FTE of the segments would have been as follows: Hong Kong: 20,471; UK: 20,794;
CIB: 46,914; IWPB: 55,482).
Reported operating expenses of $36.4bn were $3.4bn or 10% higher than in 2024. The increase primarily reflected notable items in 2025, including legal provisions of $1.4bn, restructuring and other related costs in 2025 of $1.0bn related to our organisational simplification, mainly severance costs, and $0.5bn related to strategic transactions.
In addition, growth in reported operating expenses included higher planned spend and investment in technology, and the impacts of inflation. These increases were partly offset by reductions following the completion of business disposals in Canada and Argentina, and benefits delivered by our organisational simplification of $0.6bn.
Target basis operating expenses were $33.5bn or 3% higher than in
2024 due to higher planned spend and investment in technology, higher performance-related pay and the impact of inflation.
ÑFor a reconciliation of target basis operating expenses to reported operating expenses see page 109.
The number of employees expressed in full-time equivalent (‘FTE’) staff at 31 December 2025 was 208,720, a reduction of 2,584 compared with 31 December 2024. The number of contractors at 31 December
2025 was 3,974, a reduction of 252 from 31 December 2024.
Share of profit in associates and joint ventures of $2.9bn was stable compared with 2024.
Impairment of interest in associate of $1.0bn related to BoCom.
ÑFor further details of our impairment review process, see Note 18: Interests in associates and joint ventures on page 345.
Tax expense
Tax expense in 2025 was a charge of $6.8bn, representing an effective tax rate of 22.7% (2024: 22.6%). The effective tax rate for 2025 was increased by the non-deductible impairment and dilution loss in BoCom and legal provisions on which no tax benefit is recorded. Excluding these items, the effective rate for 2025 was 20.6% (2024: 21.5%, excluding the impact of the non-taxable gains and losses on the sale of our banking business in Canada and our business in Argentina). The decrease in the effective tax rate excluding these items was primarily the result of a reduction in the unfavourable impact of hyperinflation following the sale of our business in Argentina in 2024.

Tax expense
	2025	2024
	$m	$m
Tax (charge)/credit
Reported	(6,776)	(7,310)
Currency translation	—	(39)
Constant currency tax (charge)/credit	(6,776)	(7,349)

Notable items
	2025	2024
	$m	$m
Tax
Tax (charge)/credit on notable items	440	108
Return on average tangible equity
In 2025, RoTE was 13.3%, compared with 14.6% in 2024. RoTE excluding notable items was 17.2% in 2025, compared with 15.6% in 2024.

HSBC Holdings plc Annual Report on Form 20-F
71

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Income statement commentary: 2024 compared with 2023
The following commentary compares Group financial performance for the year ended 2024 with 2023.
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
Net interest margin (‘NIM’) for 2024 of 1.56% was 10bps lower compared with 2023, reflecting redeployment of our commercial surplus to net trading and fair value assets, and higher interest expense due to higher market rates and an adverse impact of $0.2bn from the early redemption of legacy securities. The decrease in NIM in 2024 included the unfavourable impact of foreign currency translation differences. Excluding this, NIM decreased by 6bps. NIM for the fourth quarter of 2024 was 1.54%, up 8bps compared with the previous quarter, and up 2bps compared with the fourth quarter of 2023. The increase against the previous quarter was primarily due to the non-
recurrence of the adverse impact from the early redemption of legacy securities. The year-on-year increase was predominantly driven by
HSBC UK.
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
The internally allocated funding to generate trading and fair value income was approximately $200bn at 31 December 2024, a rise of approximately $37bn since 31 December 2023, although it decreased by approximately $9bn during 4Q24. This relates to trading, fair value and associated net asset balances predominantly in CIB. The increase reflected management decisions on the deployment of our commercial surplus.
Net fee income of $12.3bn was $0.5bn or 4% higher than in 2023, and included an adverse impact from foreign currency translation differences of $0.2bn, as well as a reduction of $0.4bn due to the impact of the disposal of our banking business in Canada.
The increase in net fee income was mainly in Wealth products in our
Hong Kong business and in IWPB in Hong Kong, reflecting stronger equity markets and improved customer sentiment. It also included an increase in cards income, mainly in Mexico and Asia in IWPB, as customer spending increased, and in our Hong Kong business.
In CIB, net fee income was down by $0.1 bn. This included lower fees from credit facilities, notably due to the disposal of our banking operations in Canada. In addition, there was higher fee expense relating to custody. This was partly offset by higher broking and underwriting income in our main entity in Europe, although the associated fee expense also increased.
Net income from financial instruments held for trading or
managed on a fair value basis of $21.1bn was $4.5bn higher
compared with 2023. This included favourable fair value movements of
$0.6bn on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada until completion of the sale. The increase also reflected higher client activity and elevated volatility in
Debt and Equity Markets in CIB. A component of funding costs incurred to generate this income are reported in NII, and these increased by $2.7bn, compared with 2023.
In IWPB, income rose by $0.2bn due to a favourable movement related to derivatives in our insurance business and from higher customer trading activity in Wealth, including in our main legal entity in Asia.
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $5.9bn fell by $2.0bn compared with 2023. This decrease reflected adverse fair value movements on debt securities, due to movements in interest rates, including in our portfolios in Hong Kong and France, partly offset by improved equity returns.
This unfavourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
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
income statement.

HSBC Holdings plc Annual Report on Form 20-F
72

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
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
ECL in 2024 included charges of $0.4bn in respect of commercial real estate in mainland China and of $0.1bn in the Hong Kong real estate sector. This compared with charges of $1.0bn and $0.1bn respectively in these sectors in 2023. In addition, ECL in CIB in 2024 included a charge related to a single exposure in the UK, partly offset by a release of stage 3 allowances in HSBC Bank plc related to a single exposure.
Charges in our UK business were $0.1bn lower compared with 2023.
In WPB, ECL charges were $1.1bn. up $0.2bn compared with 2023.
These primarily related to our legal entity in Mexico, reflecting growth in our unsecured lending portfolio and unemployment trends.
ÑFor further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental
adjustments, see pages 153 to 157.
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
These increases were partly offset by the favourable impacts from the completion of business disposals in Canada and France, and a lower UK bank levy of $0.1bn, as 2023 included adjustments relating to prior years. Operating expenses in 2024 benefited from the non-recurrence of a $0.2bn charge in 2023 incurred in the US relating to the FDIC special assessment.
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
Impairment of interest in associate In relation to our investment in
BoCom, at 31 December 2024 we concluded that there was no
indication of further significant impairment (or indication that an impairment may no longer exist or may have decreased significantly)
since 31 December 2023.
At 31 December 2023, the Group performed an impairment test on the carrying value of our investment in BoCom which resulted in an impairment of $3.0bn.
ÑFor further details, see Note 18: Interests in associates and joint ventures on page 345.
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
ÑFurther details are provided in Note 7 on the financial statements of the
HSBC Holdings plc Form 20-F for the year ended 31 December 2024.

HSBC Holdings plc Annual Report on Form 20-F
73

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Consolidated balance sheet

Five-year summary consolidated balance sheet
	2025	2024	2023	2022[1]	2021
	$m	$m	$m	$m	$m
Assets
Cash and balances at central banks	242,859	267,674	285,868	327,002	403,018
Trading assets	366,153	314,842	289,159	218,093	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	133,063	115,769	110,643	100,101	49,804
Derivatives	237,740	268,637	229,714	284,159	196,882
Loans and advances to banks	108,462	102,039	112,902	104,475	83,136
Loans and advances to customers	988,399	930,658	938,535	923,561	1,045,814
Reverse repurchase agreements – non-trading	298,392	252,549	252,217	253,754	241,648
Financial investments	567,211	493,166	442,763	364,726	446,274
Assets held for sale	11,115	27,234	114,134	115,919	3,411
Other assets	279,640	244,480	262,742	257,496	239,110
Total assets at 31 Dec	3,233,034	3,017,048	3,038,677	2,949,286	2,957,939
Liabilities
Deposits by banks	97,952	73,997	73,163	66,722	101,152
Customer accounts	1,786,828	1,654,955	1,611,647	1,570,303	1,710,574
Repurchase agreements – non-trading	204,974	180,880	172,100	127,747	126,670
Trading liabilities	72,122	65,982	73,150	72,353	84,904
Financial liabilities designated at fair value	158,456	138,727	141,426	127,321	145,502
Derivatives	237,854	264,448	234,772	285,762	191,064
Debt securities in issue	99,675	105,785	93,917	78,149	78,557
Insurance contract liabilities	122,955	107,629	120,851	108,816	112,745
Liabilities of disposal groups held for sale	23,382	29,011	108,406	114,597	9,005
Other liabilities	223,170	203,361	216,635	212,319	190,989
Total liabilities at 31 Dec	3,027,368	2,824,775	2,846,067	2,764,089	2,751,162
Equity
Total shareholders’ equity	198,225	184,973	185,329	177,833	198,250
Non-controlling interests	7,441	7,300	7,281	7,364	8,527
Total equity at 31 Dec	205,666	192,273	192,610	185,197	206,777
Total liabilities and equity at 31 Dec	3,233,034	3,017,048	3,038,677	2,949,286	2,957,939
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended
31 December 2022 have been restated accordingly. Comparative data for the years ended 31 December 2021 has been prepared on an IFRS 4 basis.
ÑA more detailed consolidated balance sheet is contained in the financial statements on page 290.

Five-year selected financial information
	2025	2024	2023	2022[1]	2021
	$m	$m	$m	$m	$m
Called up share capital	8,588	8,973	9,631	10,147	10,316
Capital resources[2]	182,371	172,386	171,204	162,423	177,786
Undated subordinated loan capital	—	17	18	1,967	1,968
Preferred securities and dated subordinated loan capital[3]	37,581	35,258	36,413	29,921	28,568
Risk-weighted assets	888,647	838,254	854,114	839,720	838,263
Total shareholders’ equity	198,225	184,973	185,329	177,833	198,250
Less: preference shares and other equity instruments	(20,716)	(19,070)	(17,719)	(19,746)	(22,414)
Total ordinary shareholders’ equity	177,509	165,903	167,610	158,087	175,836
Less: goodwill and intangible assets (net of deferred tax)	(12,356)	(11,608)	(11,900)	(11,160)	(17,643)
Tangible ordinary shareholders’ equity	165,153	154,295	155,710	146,927	158,193
Financial statistics
Loans and advances to customers as a percentage of customer accounts (%)	55.3	56.2	58.2	58.8	61.1
Average total shareholders’ equity to average total assets (%)	5.99	6.12	6.01	5.97	6.62
Net asset value per ordinary share at year-end ($)[4]	10.36	9.26	8.82	8.01	8.76
Tangible net asset value per ordinary share at year-end ($)[4]	9.64	8.61	8.19	7.44	7.88
Tangible net asset value per fully diluted share at year-end ($)	9.56	8.54	8.14	7.39	7.84
Number of $0.50 ordinary shares in issue (millions)	17,175	17,947	19,263	20,294	20,632
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,140	17,918	19,006	19,739	20,073
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,276	18,062	19,135	19,876	20,189
Closing foreign exchange translation rates to $:
$1: £	0.746	0.797	0.784	0.830	0.739
$1: €	0.853	0.964	0.903	0.937	0.880
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended
31 December 2022 have been restated accordingly. Comparative data for the years ended 31 December 2021 has been prepared on an IFRS 4 basis.
2Capital resources are regulatory total capital, the calculation of which is set out on page 192.
3 Including perpetual preferred securities, details of which can be found in Note 29: Subordinated liabilities on page 359.
4 For the definition, see page 106.

HSBC Holdings plc Annual Report on Form 20-F
74

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Combined view of customer lending and customer deposits[1]
	2025	2024
	$m	$m
Loans and advances to customers	988,399	930,658
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	2,190	965
– private banking business in Germany	—	309
– Germany custody business	323	—
– business in South Africa	431	656
– retail banking business in Sri Lanka	101	—
– business in Uruguay	1,314	—
– other	21	—
Non-current assets held for sale	1,303	12
Combined customer lending	991,892	931,635
Currency translation	—	40,108
Combined customer lending at constant currency	991,892	971,743
Customer accounts	1,786,828	1,654,955
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	16,173	5,399
– private banking business in Germany	—	2,085
– Germany custody business	12,316	—
– business in South Africa	2,056	3,294
– retail banking business in Sri Lanka	430	—
– business in Uruguay	1,369	—
– other	2	20
Combined customer deposits	1,803,001	1,660,354
Currency translation	—	64,285
Combined customer deposits at constant currency	1,803,001	1,724,639
1On 9 April 2024, HSBC Latin America B.V. entered into a binding agreement to sell its business in Argentina to Galicia. The sale was completed on 6 December
2024, so is not included in the table above.
Balance sheet commentary compared with 31 December 2024
At 31 December 2025, total assets of $3.2tn were $216bn or 7%
higher on a reported basis and increased by $93bn or 3% on a constant currency basis.
Reported loans and advances to customers as a percentage of
customer accounts was 55.3% compared with 56.2% at 31 December
2024 (excluding balances classified as held for sale). The movement in this ratio reflected a higher growth in customer accounts than in lending.
Assets
Cash and balances at central banks decreased by $25bn or 9%, which included a $22bn favourable impact of foreign currency translation differences. The reduction was primarily due to lower allocated balances from Markets Treasury within HSBC Bank plc, leading to decreases across CIB and IWPB. Cash also declined in our
UK business, driven by increased customer lending and redeployment into other asset classes.
Trading assets rose by $51bn or 16%, which included a favourable impact of foreign currency translation differences of $13bn. The growth was mainly in our CIB business reflecting increased client demand and an increase in valuations.
Derivative assets decreased by $31bn or 12%, which included a favourable impact of foreign currency translation differences of $17bn.
The reduction was primarily in our CIB business and reflected fair value movements on foreign exchange contracts, driven by foreign exchange rate volatility, and reductions in the fair value of interest rate contracts resulting from curve movements. The decrease in derivative assets was consistent with the decrease in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers of $988bn were $58bn or 6%
higher on a reported basis. This included a favourable impact of foreign currency translation differences of $40bn.
On a constant currency basis, loans and advances to customers increased by $18bn, reflecting the following movements:
–In our UK business, customer lending rose by $18bn, primarily driven by continued growth in mortgage balances as well as
increased commercial lending.
–In CIB, customer lending increased by $7bn. This was driven by term lending growth in our main legal entities in Asia, including,
Australia, India and Hong Kong, and from an increase in the Middle
East, partly offset by the reclassification of our business in Uruguay to held for sale.
–In IWPB, customer lending increased by $6bn, primarily driven by wealth lending growth in the Private Bank, notably in our main legal entity in Hong Kong.
–In our Hong Kong business, customer lending decreased by $6bn, primarily in wholesale lending, reflecting low demand driven by macroeconomic conditions.
–In Corporate Centre, customer lending decreased by $8bn following the reclassification and subsequent sale of a portfolio of home and certain other loans retained in France following the disposal of our
French retail operations.
Reverse repurchase agreements – non-trading rose by $46bn or
18%, primarily reflecting client demand.
Financial investments increased by $74bn or 15% The increase was across both debt instruments held at fair value through other comprehensive income and instruments held at amortised cost, as we redeployed our commercial surplus to benefit from higher yield curves and enhanced our structural hedge.
Assets held for sale decreased by $16bn or 59%, primarily due to the reductions in IWPB following the completion of the sales of our French life insurance business and our German private banking business, partly offset by reclassification of assets from our UK life insurance business.
There were also increases in CIB and IWPB following the
announcement of the planned sale of our Uruguay business.
Other assets grew by $35bn or 14% reflecting higher settlement accounts balances, notably in CIB, from higher client-driven trading activity with a corresponding increase in settlement liabilities. In addition, the growth reflected higher valuations on bullion.

HSBC Holdings plc Annual Report on Form 20-F
75

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Liabilities
Deposits by banks increased by $24bn or 32%, reflecting an increase in client inflows, notably in our CIB business.
Customer accounts of $1.8tn increased by $132bn or 8% on a
reported basis. This included a favourable impact of foreign currency translation differences of $64bn, mainly in our UK entities.
On a constant currency basis, customer accounts increased by $68bn, reflecting the following movements:
–In our Hong Kong business, customer accounts increased by $37bn, primarily in retail deposits, reflecting broader market growth.
–In our UK business, customer accounts increased by $11bn
primarily due to market growth in retail and corporate savings.
–In CIB, customer accounts increased by $10bn mainly driven by strong deposit momentum in Asia, including in mainland China and
India, partly offset by the reclassification of our Germany custody business to held for sale.
–In IWPB, customer accounts rose by $9bn, notably in the Private
Bank in Hong Kong, Singapore and the UK, reflecting strong wealth deposit inflows amidst market volatility.
Repurchase agreements – non-trading increased by $24bn or 13%, with increases in our CIB and UK businesses.
Financial liabilities designated at fair value increased by $20bn or
14%, notably in Corporate Centre, reflecting an increase in debt securities in issue of $10bn in 2025, and in our CIB business from increased medium-term note issuances by our Debt and Equity
Markets business.
Liabilities of disposal groups held for sale decreased by $6bn or
19%, primarily due to reductions in IWPB following the completion of the sales of our French life insurance business and our German private banking business, partly offset by reclassification of liabilities from our
UK life insurance business. There were also additions in CIB and IWPB following the announcement of the planned sale of our Uruguay business.
Other liabilities increased by $20bn or 10%. This included a rise of
$7bn in settlement accounts in our main legal entity in the US from an increase in trading activity.
Equity
Total shareholders’ equity, including non-controlling interests, of
$206bn increased by $13bn or 7% compared with 31 December 2024.
Profits generated of $22bn and net gains through other comprehensive income (‘OCI’) of $10bn were partly offset by the impact of dividends paid of $13bn, and the impact of our $8bn share buy-back activities in
2025, which included the $2bn buy-back announced with our 2024 annual results in February 2025.
The net gains through OCI of $10bn included $7bn of exchange differences and a $2bn increase in the cash flow hedging reserve.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 31 December 2025, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $1.1bn related to these hold-
to-collect-and-sell positions, excluding investments held in our insurance business. This compared with an unrealised loss of $3.8bn at
31 December 2024, and reflected a $2.7bn pre-tax gain in 2025, inclusive of movements on related fair value hedges.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect and are primarily held to manage our interest rate exposure. At 31 December 2025, the debt instruments within this portfolio had a cumulative unrecognised loss of
$0.4 bn, representing a $2.5bn improvement during 2025.

Customer accounts by country/territory
	2025	2024
	$m	$m
Hong Kong	619,029	575,141
UK	568,712	524,251
US	99,458	99,278
Singapore	81,740	76,737
Mainland China	69,473	63,169
France	50,880	40,384
Australia	34,171	31,951
Germany[1]	15,588	23,564
Mexico	29,493	27,525
UAE	30,861	28,008
India	28,725	27,199
Taiwan	18,771	17,067
Malaysia	20,252	17,038
Egypt	5,610	4,137
Indonesia	5,777	5,558
Türkiye	3,624	3,489
Other[1]	104,664	90,459
At 31 Dec	1,786,828	1,654,955
1At 31 December 2025, customer accounts of $16.2bn met the criteria to be classified as held for sale and are reported within ‘Liabilities of disposal groups held for sale’ on the balance sheet, of which $12.3bn, $2.1bn, $1.4bn and $0.4bn belongs to the planned sale of our German custody business, South Africa business,
HSBC Bank (Uruguay) S.A., and Sri Lanka retail banking business, respectively. Refer to Note 23 on page 355 for further details.

HSBC Holdings plc Annual Report on Form 20-F
76

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Loans and advances, deposits by currency
	At 31 Dec 2025
$m	USD	GBP	HKD	EUR	CNY	Others[1]	Total
Loans and advances to banks	38,546	17,085	3,716	4,810	9,146	35,159	108,462
Loans and advances to customers	171,177	323,026	201,691	71,148	54,015	167,342	988,399
Total loans and advances	209,723	340,111	205,407	75,958	63,161	202,501	1,096,861
Deposits by banks	43,915	14,910	4,427	11,995	5,308	17,397	97,952
Customer accounts	529,437	465,673	320,778	134,689	72,626	263,625	1,786,828
Total deposits	573,352	480,583	325,205	146,684	77,934	281,022	1,884,780

	At 31 Dec 2024
Loans and advances to banks	33,727	15,267	5,340	4,137	8,129	35,439	102,039
Loans and advances to customers	171,530	286,797	203,586	68,437	51,966	148,342	930,658
Total loans and advances	205,257	302,064	208,926	72,574	60,095	183,781	1,032,697
Deposits by banks	31,415	18,771	3,973	8,788	4,114	6,936	73,997
Customer accounts	476,210	426,747	316,997	124,452	67,405	243,144	1,654,955
Total deposits	507,625	445,518	320,970	133,240	71,519	250,080	1,728,952
1‘Others’ includes items with no currency information available of $0.5bn for loans and advances to banks (2024: $0.9bn), and $1.3bn for loans and advances to customers (2024: $0.9bn), Nil for deposits by banks (2024: Nil) and $0.2bn for customer accounts (2024: $6m).
Risk-weighted assets
Risk-weighted assets (‘RWAs‘) increased by $50.3bn during the year, including an increase of $27.4bn from foreign currency translation differences. The remaining increase was largely driven by $39.9bn of asset size movements; which included an $11.6bn rise in operational risk, driven by higher average income. Further increases were due to corporate lending growth, largely in our UK and CIB business segments and in SAB within Corporate Centre.
These increases were partly offset by an $11.6bn decrease in RWAs due to credit risk parameter refinements, including methodology changes to our undrawn exposures within our UK and CIB businesses;
and a UK transaction where some credit risk was transferred to a third party, and a $4.5bn decrease from strategic disposals.

RWAs by currency
	At 31 Dec 2025
$m	USD	GBP	HKD	EUR	CNY	Others	Total
RWAs[1]	210,900	189,045	133,894	75,334	55,811	223,663	888,647

	At 31 Dec 2024
RWAs[1]	205,645	165,684	136,001	67,440	56,561	206,923	838,254
1 RWAs include credit risk, counterparty credit risk, market risk and operational risk RWAs.

HSBC Holdings plc Annual Report on Form 20-F
77

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
financial instrument is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

Assets
	2025			2024
	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%
Summary
Interest-earning assets measured at amortised cost (itemised below)	2,190,078	97,872	4.47	2,099,285	108,631	5.17
Trading assets and financial assets designated and otherwise mandatorily measured at fair value through profit or loss	262,719	8,169	3.11	244,686	7,943	3.25
Expected credit losses provision	(10,151)	N/A	N/A	(10,633)	N/A	N/A
Non-interest-earning assets	755,734	N/A	N/A	729,136	N/A	N/A
Total assets and interest income	3,198,380	106,041	3.32	3,062,474	116,574	3.81
Average yield on all interest-earning assets			4.32			4.97

Short-term funds and loans and advances to banks
HSBC Bank plc	146,469	4,321	2.95	151,675	5,993	3.95
HSBC UK Bank plc	65,457	2,493	3.81	76,705	3,255	4.24
The Hongkong and Shanghai Banking Corporation Limited	82,451	2,561	3.11	86,976	3,250	3.74
HSBC Bank Middle East Limited	7,398	464	6.27	6,960	418	6.01
HSBC North America Holdings Inc.	28,832	1,136	3.94	29,434	1,275	4.33
HSBC Bank Canada	—	—	—	13	—	—
Grupo Financiero HSBC, S.A. de C.V.	2,759	208	7.54	3,037	298	9.81
Other trading entities	5,761	957	16.61	5,992	812	13.55
Holding companies, shared service centres and intra-group eliminations	(13,337)	(680)	5.10	(11,275)	(574)	5.09
At 31 Dec	325,790	11,460	3.52	349,517	14,727	4.21

Loans and advances to customers
HSBC Bank plc	107,315	4,850	4.52	110,123	5,740	5.21
HSBC UK Bank plc	295,491	14,060	4.76	275,614	13,176	4.78
The Hongkong and Shanghai Banking Corporation Limited	459,820	18,940	4.12	455,258	21,804	4.79
HSBC Bank Middle East Limited	21,910	1,220	5.57	20,558	1,313	6.39
HSBC North America Holdings Inc.	56,893	3,136	5.51	56,149	3,403	6.06
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	25,872	3,299	12.75	26,704	3,631	13.60
Other trading entities	4,901	662	13.51	5,642	918	16.27
Holding companies, shared service centres and intra-group eliminations	(398)	(131)	32.91	(223)	(106)	47.53
At 31 Dec	971,804	46,036	4.74	949,825	49,879	5.25

Reverse repurchase agreements – banks[1]
HSBC Bank plc	41,903	2,695	6.43	38,819	3,293	8.48
HSBC UK Bank plc	5,424	220	4.06	2,401	109	4.54
The Hongkong and Shanghai Banking Corporation Limited	56,488	2,058	3.64	57,293	2,384	4.16
HSBC Bank Middle East Limited	5,723	267	4.67	4,195	243	5.79
HSBC North America Holdings Inc.	13,708	745	5.43	12,262	840	6.85
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	2,217	188	8.48	2,599	281	10.81
Other trading entities	1,641	155	9.45	2,182	363	16.64
Holding companies, shared service centres and intra-group eliminations	(8,702)	(576)	6.62	(15,962)	(833)	5.22
At 31 Dec	118,402	5,752	4.86	103,789	6,680	6.44

HSBC Holdings plc Annual Report on Form 20-F
78

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Assets (continued)
	2025			2024
	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%
Reverse repurchase agreements – customers[1]
HSBC Bank plc	53,110	4,083	7.69	46,092	4,178	9.06
HSBC UK Bank plc	12,062	629	5.21	7,832	478	6.10
The Hongkong and Shanghai Banking Corporation Limited	51,842	1,491	2.88	41,295	1,368	3.31
HSBC Bank Middle East Limited	3,155	146	4.63	2,644	135	5.11
HSBC North America Holdings Inc.	44,485	4,495	10.10	42,410	4,851	11.44
HSBC Bank Canada	—	—	—	2	—	—
Grupo Financiero HSBC, S.A. de C.V.	274	21	7.66	280	32	11.43
Other trading entities	—	—	—	—	—	—
Holding companies, shared service centres and intra-group eliminations	(9,389)	(1)	0.01	(5,650)	(1)	0.02
At 31 Dec	155,539	10,864	6.98	134,905	11,041	8.18

Financial investments
HSBC Bank plc	79,377	3,025	3.81	70,702	3,013	4.26
HSBC UK Bank plc	54,417	2,157	3.96	41,036	1,845	4.50
The Hongkong and Shanghai Banking Corporation Limited	313,880	10,934	3.48	274,924	11,023	4.01
HSBC Bank Middle East Limited	13,379	591	4.42	11,690	565	4.83
HSBC North America Holdings Inc.	48,984	2,085	4.26	44,044	1,945	4.42
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	6,839	577	8.44	5,150	481	9.34
Other trading entities	4,226	759	17.96	3,375	802	23.76
Holding companies, shared service centres and intra-group eliminations	18,005	702	3.90	19,261	913	4.74
At 31 Dec	539,107	20,830	3.86	470,182	20,587	4.38

Other interest-earning assets
HSBC Bank plc	66,389	2,206	3.32	59,244	2,587	4.37
HSBC UK Bank plc	336	30	8.93	252	35	13.89
The Hongkong and Shanghai Banking Corporation Limited	14,897	599	4.02	10,747	653	6.08
HSBC Bank Middle East Limited	289	13	4.50	(178)	1	(0.56)
HSBC North America Holdings Inc.	5,710	229	4.01	3,726	195	5.23
HSBC Bank Canada	—	—	—	19,475	984	5.05
Grupo Financiero HSBC, S.A. de C.V.	279	9	3.23	315	15	4.76
Other trading entities	749	171	22.83	3,551	1,922	54.13
Holding companies, shared service centres and intra-group eliminations	(9,213)	(327)	3.55	(6,065)	(675)	11.13
At 31 Dec	79,436	2,930	3.69	91,067	5,717	6.28

Total interest-earning assets
HSBC Bank plc	494,563	21,180	4.28	476,655	24,804	5.20
HSBC UK Bank plc	433,187	19,589	4.52	403,840	18,898	4.68
The Hongkong and Shanghai Banking Corporation Limited	979,378	36,583	3.74	926,493	40,482	4.37
HSBC Bank Middle East Limited	51,854	2,701	5.21	45,869	2,675	5.83
HSBC North America Holdings Inc.	198,612	11,826	5.95	188,025	12,509	6.65
HSBC Bank Canada	—	—	—	19,490	984	5.05
Grupo Financiero HSBC, S.A. de C.V.	38,240	4,302	11.25	38,085	4,738	12.44
Other trading entities	17,278	2,704	15.65	20,742	4,817	23.22
Holding companies, shared service centres and intra-group eliminations	(23,034)	(1,013)	4.40	(19,914)	(1,276)	6.41
At 31 Dec	2,190,078	97,872	4.47	2,099,285	108,631	5.17
1The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.

HSBC Holdings plc Annual Report on Form 20-F
79

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Equity and liabilities
	2025			2024
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Summary
Interest-bearing liabilities measured at amortised cost (itemised below)	2,027,971	63,078	3.11	1,920,795	75,898	3.95
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	153,896	5,114	3.32	143,636	5,271	3.67
Non-interest bearing current accounts	214,507	N/A	N/A	220,291	N/A	N/A
Total equity and other non-interest bearing liabilities	802,006	N/A	N/A	777,753	N/A	N/A
Total equity and liabilities	3,198,380	68,192	2.13	3,062,475	81,169	2.65
Average cost on all interest-bearing liabilities			3.13			3.93

Deposits by banks[1]
HSBC Bank plc	39,910	1,236	3.10	33,041	1,376	4.16
HSBC UK Bank plc	12,550	602	4.80	13,265	743	5.60
The Hongkong and Shanghai Banking Corporation Limited	25,823	532	2.06	24,561	611	2.49
HSBC Bank Middle East Limited	7,693	355	4.61	5,870	303	5.16
HSBC North America Holdings Inc.	12,509	345	2.76	9,012	329	3.65
HSBC Bank Canada	—	—	—	27	—	—
Grupo Financiero HSBC, S.A. de C.V.	563	53	9.41	648	74	11.42
Other trading entities	1,468	161	10.97	890	46	5.17
Holding companies, shared service centres and intra-group eliminations	(24,435)	(671)	2.75	(20,909)	(552)	2.64
At 31 Dec	76,081	2,613	3.43	66,405	2,930	4.41

Debt Securities in issue – non trading
HSBC Bank plc	47,563	1,909	4.01	47,684	2,536	5.32
HSBC UK Bank plc	24,781	1,334	5.38	22,042	1,357	6.16
The Hongkong and Shanghai Banking Corporation Limited	42,396	2,305	5.44	45,303	2,772	6.12
HSBC Bank Middle East Limited	2,132	89	4.17	1,668	67	4.02
HSBC North America Holdings Inc.	25,048	1,408	5.62	26,551	1,694	6.38
HSBC Bank Canada	—	—	—	181	12	6.63
Grupo Financiero HSBC, S.A. de C.V.	3,712	334	9.00	3,429	353	10.29
Other trading entities	1,386	150	10.82	1,608	142	8.83
Holding companies, shared service centres and intra-group eliminations	51,299	3,318	6.47	47,974	3,873	8.07
At 31 Dec	198,317	10,847	5.47	196,440	12,806	6.52

Customer accounts[2]
HSBC Bank plc	275,748	8,778	3.18	258,026	10,753	4.17
HSBC UK Bank plc	304,835	5,863	1.92	279,227	6,156	2.20
The Hongkong and Shanghai Banking Corporation Limited	793,610	14,024	1.77	738,028	17,654	2.39
HSBC Bank Middle East Limited	18,669	520	2.78	14,725	520	3.53
HSBC North America Holdings Inc.	80,866	2,627	3.25	78,919	3,030	3.84
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	21,679	1,135	5.24	22,573	1,555	6.89
Other trading entities	5,805	828	14.26	7,123	1,012	14.21
Holding companies, shared service centres and intra-group eliminations	(14,180)	(486)	3.43	(12,781)	(507)	3.97
At 31 Dec	1,487,032	33,289	2.24	1,385,840	40,173	2.90

Repurchase agreements – with banks[3]
HSBC Bank plc	15,015	1,615	10.76	17,981	2,212	12.30
HSBC UK Bank plc	1,856	123	6.63	317	23	7.26
The Hongkong and Shanghai Banking Corporation Limited	66,984	2,293	3.42	60,491	2,640	4.36
HSBC Bank Middle East Limited	4,516	198	4.38	3,276	178	5.43
HSBC North America Holdings Inc.	11,369	604	5.31	10,110	655	6.48
HSBC Bank Canada	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	1,684	156	9.26	181	25	13.81
Other trading entities	363	7	1.93	304	43	14.14
Holding companies, shared service centres and intra-group eliminations	(15,877)	(614)	3.87	(18,373)	(881)	4.80
At 31 Dec	85,910	4,382	5.10	74,287	4,895	6.59

Repurchase agreements – with customers[3]
HSBC Bank plc	40,513	3,721	9.18	44,267	4,090	9.24
HSBC UK Bank plc	2,597	251	9.66	3,147	273	8.67
The Hongkong and Shanghai Banking Corporation Limited	14,778	549	3.71	22,262	1,108	4.98
HSBC Bank Middle East Limited	11	0.4	3.64	19	1	5.26
HSBC North America Holdings Inc.	42,483	4,360	10.26	42,071	4,821	11.46
HSBC Bank Canada	—	—	—	230	13	5.65
Grupo Financiero HSBC, S.A. de C.V.	4,521	365	8.07	3,850	415	10.78
Other trading entities	—	—	—	10	1	10.00
Holding companies, shared service centres and intra-group eliminations	(2,065)	0.6	(0.03)	(2,806)	—	—
At 31 Dec	102,838	9,247	8.99	113,050	10,722	9.48

HSBC Holdings plc Annual Report on Form 20-F
80

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Equity and liabilities (continued)
	2025			2024
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%
Other interest-bearing liabilities
HSBC Bank plc	66,070	2,236	3.38	54,689	2,582	4.72
HSBC UK Bank plc	309	11	3.56	426	16	3.76
The Hongkong and Shanghai Banking Corporation Limited	12,607	410	3.25	14,052	619	4.41
HSBC Bank Middle East Limited	823	18	2.19	274	14	5.11
HSBC North America Holdings Inc.	9,180	350	3.81	7,582	367	4.84
HSBC Bank Canada	—	—	—	16,483	659	4.00
Grupo Financiero HSBC, S.A. de C.V.	157	31	19.75	183	24	13.11
Other trading entities	757	138	18.23	2,882	798	27.69
Holding companies, shared service centres and intra-group eliminations	(12,110)	(494)	4.08	(11,798)	(707)	5.99
At 31 Dec	77,793	2,700	3.47	84,773	4,372	5.16

Total interest-bearing liabilities
HSBC Bank plc	484,819	19,495	4.02	455,688	23,549	5.17
HSBC UK Bank plc	346,928	8,184	2.36	318,424	8,568	2.69
The Hongkong and Shanghai Banking Corporation Limited	956,198	20,113	2.10	904,697	25,404	2.81
HSBC Bank Middle East Limited	33,844	1,179	3.48	25,832	1,083	4.19
HSBC North America Holdings Inc.	181,455	9,694	5.34	174,245	10,896	6.25
HSBC Bank Canada	—	—	—	16,921	684	4.04
Grupo Financiero HSBC, S.A. de C.V.	32,316	2,074	6.42	30,864	2,446	7.93
Other trading entities	9,779	1,284	13.13	12,817	2,042	15.93
Holding companies, shared service centres and intra-group eliminations	(17,368)	1,055	(6.07)	(18,693)	1,226	(6.56)
At 31 Dec	2,027,971	63,078	3.11	1,920,795	75,898	3.95
1This includes interest-bearing bank deposits only. See page 12 for an analysis of all bank deposits.
2This includes interest-bearing customer accounts only. See page 13 for an analysis of all customer accounts.
3The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.

Net interest margin[1]
	2025	2024	2023
	%	%	%
HSBC Bank plc	0.34	0.26	0.55
HSBC UK Bank plc	2.63	2.56	2.43
The Hongkong and Shanghai Banking Corporation Limited	1.68	1.63	1.81
HSBC Bank Middle East Limited	2.94	3.47	3.62
HSBC North America Holdings Inc.	1.07	0.86	0.98
HSBC Bank Canada	—	1.54	1.54
Grupo Financiero HSBC, S.A. de C.V.	5.83	6.02	6.17
Other trading entities	8.23	13.37	7.71
At 31 Dec	1.59	1.56	1.66
1Net interest margin is calculated as net interest income divided by average interest-earning assets.

Distribution of average total assets
	2025	2024	2023
	%	%	%
HSBC Bank plc	30.5	30.6	30.0
HSBC UK Bank plc	14.1	13.7	14.0
The Hongkong and Shanghai Banking Corporation Limited	45.9	45.4	44.0
HSBC Bank Middle East Limited	2.0	1.9	2.0
HSBC North America Holdings Inc.	8.4	8.4	8.0
HSBC Bank Canada	—	0.7	3.0
Grupo Financiero HSBC, S.A. de C.V.	1.5	1.6	2.0
Other trading entities	1.0	1.1	2.0
Holding companies, shared service centres and intra-group eliminations	(3.4)	(3.4)	(5.0)
At 31 Dec	100.0	100.0	100.0

HSBC Holdings plc Annual Report on Form 20-F
81

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Analysis of changes in net interest income and net interest expense
The following tables allocate changes in interest income and interest expense between volume and rate for 2025 compared with 2024, and for
2024 compared with 2023. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest income
		Increase/(decrease) in 2025 compared with 2024			Increase/(decrease) in 2024 compared with 2023
	2025	Volume	Rate	2024	Volume	Rate	2023
	$m	$m	$m	$m	$m	$m	$m
Short-term funds and loans and advances to banks
HSBC Bank plc	4,321	(155)	(1,517)	5,993	(887)	679	6,201
HSBC UK Bank plc	2,493	(432)	(330)	3,255	(1,017)	786	3,486
The Hongkong and Shanghai Banking Corporation Limited	2,561	(141)	(548)	3,250	(48)	220	3,078
HSBC Bank Middle East Limited	464	28	18	418	40	24	354
HSBC North America Holdings Inc.	1,136	(24)	(115)	1,275	(155)	294	1,136
HSBC Bank Canada	—	—	—	—	—	(2)	2
Grupo Financiero HSBC, S.A. de C.V.	208	(21)	(69)	298	42	(11)	267
Other trading entities	957	(38)	183	812	(916)	921	807
Holding companies, shared service centres and intra-group eliminations	(680)	(105)	(1)	(574)	138	(151)	(561)
At 31 Dec	11,460	(855)	(2,412)	14,727	(2,263)	2,220	14,770

Loans and advances to customers
HSBC Bank plc	4,850	(130)	(760)	5,740	28	723	4,989
HSBC UK Bank plc	14,060	939	(55)	13,176	676	1,281	11,219
The Hongkong and Shanghai Banking Corporation Limited	18,940	186	(3,050)	21,804	(578)	561	21,821
HSBC Bank Middle East Limited	1,220	76	(169)	1,313	50	34	1,229
HSBC North America Holdings Inc.	3,136	42	(309)	3,403	125	103	3,175
HSBC Bank Canada	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	3,299	(105)	(227)	3,631	252	(27)	3,406
Other trading entities	662	(100)	(156)	918	(2,512)	1,092	2,338
Holding companies, shared service centres and intra-group eliminations	(131)	(58)	33	(106)	74	324	(504)
At 31 Dec	46,036	1,001	(4,844)	49,879	(380)	2,586	47,673

Reverse repurchase agreements – with banks
HSBC Bank plc	2,695	198	(796)	3,293	(1,205)	1,321	3,177
HSBC UK Bank plc	220	123	(12)	109	32	8	69
The Hongkong and Shanghai Banking Corporation Limited	2,058	(28)	(298)	2,384	(334)	281	2,437
HSBC Bank Middle East Limited	267	71	(47)	243	63	9	171
HSBC North America Holdings Inc.	745	79	(174)	840	233	(38)	645
HSBC Bank Canada	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	188	(32)	(61)	281	20	7	254
Other trading entities	155	(51)	(157)	363	(274)	33	604
Holding companies, shared service centres and intra-group eliminations	(576)	480	(223)	(833)	481	(443)	(871)
At 31 Dec	5,752	712	(1,640)	6,680	(609)	803	6,486

Reverse repurchase agreements – with customers
HSBC Bank plc	4,083	536	(631)	4,178	877	594	2,707
HSBC UK Bank plc	629	221	(70)	478	122	29	327
The Hongkong and Shanghai Banking Corporation Limited	1,491	301	(178)	1,368	(254)	652	970
HSBC Bank Middle East Limited	146	24	(13)	135	11	11	113
HSBC North America Holdings Inc.	4,495	212	(568)	4,851	865	230	3,756
HSBC Bank Canada	—	—	—	—	—	(2)	2
Grupo Financiero HSBC, S.A. de C.V.	21	—	(11)	32	1	—	31
Other trading entities	—	—	—	—	—	—	—
Holding companies, shared service centres and intra-group eliminations	(1)	(1)	1	(1)	(1)	1	(1)
At 31 Dec	10,864	1,442	(1,619)	11,041	645	2,491	7,905

HSBC Holdings plc Annual Report on Form 20-F
82

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Interest income (continued)
		Increase/(decrease) in 2025 compared with 2024			Increase/(decrease) in 2024 compared with 2023
	2025	Volume	Rate	2024	Volume	Rate	2023
	$m	$m	$m	$m	$m	$m	$m
Financial investments
HSBC Bank plc	3,025	330	(318)	3,013	835	312	1,866
HSBC UK Bank plc	2,157	534	(222)	1,845	630	324	891
The Hongkong and Shanghai Banking Corporation Limited	10,934	1,368	(1,457)	11,023	1,345	1,014	8,664
HSBC Bank Middle East Limited	591	74	(48)	565	49	65	451
HSBC North America Holdings Inc.	2,085	210	(70)	1,945	179	132	1,634
HSBC Bank Canada	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	577	142	(46)	481	103	87	291
Other trading entities	759	153	(196)	802	(1,834)	728	1,908
Holding companies, shared service centres and intra-group eliminations	702	(49)	(162)	913	(126)	(114)	1,153
At 31 Dec	20,830	2,688	(2,445)	20,587	2,751	978	16,858

Interest expense
		Increase/(decrease) in 2025 compared with 2024			Increase/(decrease) in 2024 compared with 2023
	2025	Volume	Rate	2024	Volume	Rate	2023
	$m	$m	$m	$m	$m	$m	$m
Deposits by banks
HSBC Bank plc	1,236	210	(350)	1,376	160	79	1,137
HSBC UK Bank plc	602	(35)	(106)	743	20	107	616
The Hongkong and Shanghai Banking Corporation Limited	532	27	(106)	611	52	52	507
HSBC Bank Middle East Limited	355	84	(32)	303	83	20	200
HSBC North America Holdings Inc.	345	96	(80)	329	32	(18)	315
HSBC Bank Canada	—	—	—	—	—	(6)	6
Grupo Financiero HSBC, S.A. de C.V.	53	(8)	(13)	74	12	(39)	101
Other trading entities	161	63	52	46	(122)	137	31
Holding companies, shared service centres and intra-group eliminations	(671)	(96)	(23)	(552)	(7)	(33)	(512)
At 31 Dec	2,613	334	(651)	2,930	269	260	2,401

Customer accounts
HSBC Bank plc	8,778	579	(2,554)	10,753	1,134	1,108	8,511
HSBC UK Bank plc	5,863	489	(782)	6,156	225	1,399	4,532
The Hongkong and Shanghai Banking Corporation Limited	14,024	946	(4,576)	17,654	882	2,249	14,523
HSBC Bank Middle East Limited	520	110	(110)	520	61	77	382
HSBC North America Holdings Inc.	2,627	63	(466)	3,030	51	248	2,731
HSBC Bank Canada	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	1,135	(48)	(372)	1,555	(2)	68	1,489
Other trading entities	828	(188)	4	1,012	(3,094)	1,710	2,396
Holding companies, shared service centres and intra-group eliminations	(486)	(48)	69	(507)	(115)	10	(402)
At 31 Dec	33,289	2,263	(9,147)	40,173	1,473	4,538	34,162

HSBC Holdings plc Annual Report on Form 20-F
83

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Interest expense (continued)
		Increase/(decrease) in 2025 compared with 2024			Increase/(decrease) in 2024 compared with 2023
	2025	Volume	Rate	2024	Volume	Rate	2023
	$m	$m	$m	$m	$m	$m	$m
Repurchase agreements – with banks
HSBC Bank plc	1,615	(320)	(277)	2,212	(511)	808	1,915
HSBC UK Bank plc	123	102	(2)	23	(25)	14	34
The Hongkong and Shanghai Banking Corporation Limited	2,293	222	(569)	2,640	758	514	1,368
HSBC Bank Middle East Limited	198	54	(34)	178	70	9	99
HSBC North America Holdings Inc.	604	67	(118)	655	296	(85)	444
HSBC Bank Canada	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	156	139	(8)	25	(16)	5	36
Other trading entities	7	1	(37)	43	(61)	(10)	114
Holding companies, shared service centres and intra-group eliminations	(614)	96	171	(881)	309	(181)	(1,009)
At 31 Dec	4,382	594	(1,107)	4,895	1,621	273	3,001

Repurchase agreements – with customers
HSBC Bank plc	3,721	(342)	(27)	4,090	929	647	2,514
HSBC UK Bank plc	251	(53)	31	273	(382)	227	428
The Hongkong and Shanghai Banking Corporation Limited	549	(276)	(283)	1,108	(12)	126	994
HSBC Bank Middle East Limited	0.4	(0.6)	—	1	1	—	—
HSBC North America Holdings Inc.	4,360	44	(505)	4,821	1,249	34	3,538
HSBC Bank Canada	—	(13)	—	13	(15)	3	25
Grupo Financiero HSBC, S.A. de C.V.	365	54	(104)	415	45	(12)	382
Other trading entities	—	(1)	—	1	—	—	1
Holding companies, shared service centres and intra-group eliminations	0.6	(0.2)	0.8	—	—	25	(25)
At 31 Dec	9,247	(921)	(554)	10,722	1,537	1,328	7,857

Debt securities in issue – non trading
HSBC Bank plc	1,909	(2)	(625)	2,536	512	137	1,887
HSBC UK Bank plc	1,334	149	(172)	1,357	230	368	759
The Hongkong and Shanghai Banking Corporation Limited	2,305	(159)	(308)	2,772	(210)	166	2,816
HSBC Bank Middle East Limited	89	19	3	67	(12)	6	73
HSBC North America Holdings Inc.	1,408	(84)	(202)	1,694	167	22	1,505
HSBC Bank Canada	—	(12)	—	12	(37)	(2)	51
Grupo Financiero HSBC, S.A. de C.V.	334	25	(44)	353	178	83	92
Other trading entities	150	(24)	32	142	(3)	(10)	155
Holding companies, shared service centres and intra-group eliminations	3,318	213	(768)	3,873	(147)	135	3,885
At 31 Dec	10,847	104	(2,063)	12,806	751	832	11,223

HSBC Holdings plc Annual Report on Form 20-F
84

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
individual contractual repayment terms. The analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows.

	Total	Total
	2025	2024
	$m	$m
Maturity of 1 year or less
Loans and advances to banks	101,823	97,156
Loans and advances to customers	361,354	341,022
	463,177	438,178
Maturity after 1 year but within 5 years
Loans and advances to banks	5,968	4,513
Loans and advances to customers	285,116	268,427
	291,084	272,940
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	1,937	1,217
Variable interest rate	4,031	3,296
	5,968	4,513
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	66,999	60,088
Variable interest rate	218,117	208,339
	285,116	268,427
Maturity after 5 years but within 15 years
Loans and advances to banks	678	383
Loans and advances to customers	177,571	164,603
	178,249	164,986
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	678	333
Variable interest rate	—	50
	678	383
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	77,525	69,464
Variable interest rate	100,045	95,139
	177,570	164,603
Maturity after 15 years
Loans and advances to banks	—	—
Loans and advances to customers	175,050	166,321
	175,050	166,321
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—	—
Variable interest rate	—	—
	—	—
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	83,388	76,945
Variable interest rate	91,662	89,376
	175,050	166,321

HSBC Holdings plc Annual Report on Form 20-F
85

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
The analysis of average deposits by legal entity is based on the legal entity in which the deposits are recorded and excludes balances with
HSBC companies.

Deposits by banks
	2025		2024
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
HSBC UK Bank plc	12,498	—	13,243
– demand and other – non-interest bearing	13	—	31	—
– demand – interest bearing	30	4.5	11	2.7
– time	12,455	4.8	13,201	5.5
– other	—	—	—	—
HSBC Bank plc	40,789	—	33,104
– demand and other – non-interest bearing	8,031	—	6,159	—
– demand – interest bearing	23,186	3.4	18,384	4.9
– time	8,145	3.5	8,197	3.9
– other	1,427	—	364	—
The Hongkong and Shanghai Banking Corporation Limited	22,932	—	21,785
– demand and other – non-interest bearing	3,480	—	3,412	—
– demand – interest bearing	15,211	2.1	13,326	2.3
– time	4,236	3.8	5,035	5.0
– other	5	—	12	—
HSBC Bank Middle East Limited	3,333	—	2,566
– demand and other – non-interest bearing	113	—	101	—
– demand – interest bearing	744	0.9	721	0.6
– time	2,401	5.2	1,665	5.9
– other	75	—	79	—
HSBC North America Holdings Inc.	7,837	—	5,449
– demand and other – non-interest bearing	706	—	942	—
– demand – interest bearing	6,471	3.7	4,271	4.8
– time	660	4.1	236	5.5
– other	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V	575	—	662
– demand and other – non-interest bearing	13	—	14	—
– demand – interest bearing	45	8.4	34	11.8
– time	517	9.0	614	10.7
– other	—	—	—	—
Other trading entities	489	—	271
– demand and other – non-interest bearing	16	—	16	—
– demand – interest bearing	2	1.5	13	7.7
– time	471	4.1	242	10.7
– other	—	—	—	—
Total	88,453	3.0	77,080	3.8
– demand and other – non-interest bearing	12,372	—	10,675	—
– demand – interest bearing	45,689	3.0	36,760	3.9
– time	28,885	4.4	29,190	5.1
– other	1,507	—	455	—

HSBC Holdings plc Annual Report on Form 20-F
86

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary

Customer accounts
	2025		2024
	Average balance	Average rate	Average balance	Average rate
	$m	%	$m	%
HSBC UK Bank plc	356,138	—	336,151
– demand and other – non-interest bearing	56,526	—	58,672	—
– demand – interest bearing	255,665	1.6	224,061	1.9
– savings	30,936	3.4	39,915	3.0
– time	13,011	3.4	13,473	4.3
– other	—	0.5	30	3.3
HSBC Bank plc	311,416	—	297,942
– demand and other – non-interest bearing	43,164	—	49,569	—
– demand – interest bearing	174,895	3.3	164,360	4.2
– savings	58,187	2.7	49,037	3.3
– time	35,061	4.0	34,976	5.1
– other	109	3.1	—	—
The Hongkong and Shanghai Banking Corporation Limited	866,221	—	805,694
– demand and other – non-interest bearing	73,600	—	68,539	—
– demand – interest bearing	465,021	0.7	416,431	1.0
– savings	318,953	3.3	311,870	4.1
– time	8,643	3.6	8,704	4.9
– other	4	3.3	150	—
HSBC Bank Middle East Limited	35,832	—	33,470
– demand and other – non-interest bearing	17,184	—	18,761	—
– demand – interest bearing	10,102	2.0	6,372	2.4
– savings	7,451	3.7	7,186	4.2
– time	1,095	4.6	1,151	5.6
– other	—	—	—	—
HSBC North America Holdings Inc.	97,508	—	95,893
– demand and other – non-interest bearing	17,066	—	17,409	—
– demand – interest bearing	37,156	3.2	34,270	3.7
– savings	43,286	3.3	44,214	4.0
– time	—	—	—	—
– other	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	28,009	4.1	29,311	5.3
– demand and other – non-interest bearing	6,330	—	6,738	—
– demand – interest bearing	13,432	4.2	13,881	5.6
– savings	—	—	—	—
– time	8,247	6.9	8,692	8.9
– other	—	—	—	—
Other trading entities	10,442	8.0	11,504	12.8
– demand and other – non-interest bearing	4,664	—	4,438	—
– demand – interest bearing	1,374	1.2	2,252	8.0
– savings	4,183	19.2	4,060	30.9
– time	221	7.1	754	5.6
– other	—	—	—	—
Total	1,705,566	2.0	1,609,965	2.6
– demand and other – non-interest bearing	218,534	—	224,126	—
– demand – interest bearing	957,645	1.6	861,627	2.1
– savings	462,996	3.4	456,282	4.3
– time	66,278	4.2	67,750	5.4
– other	113	3.7	180	2.2

HSBC Holdings plc Annual Report on Form 20-F
87

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial summary
Net charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.

Net charge-offs to average loans
	2025	2024
	%	%
Loans and advances to banks	—	—
Loans and advances to customers	0.33	0.44
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 145.
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
At 31 December 2025, the amount of uninsured deposits was $1.4tn
(31 December 2024: $1.3tn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

Maturity analysis of uninsured time deposits
	At 31 Dec 2025
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	$m	$m	$m	$m	$m
Uninsured time deposits	294,755	15,139	8,416	6,340	324,650

At 31 Dec 2024
Uninsured time deposits	262,268	20,540	9,433	4,783	297,024

HSBC Holdings plc Annual Report on Form 20-F
88

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
Basis of preparation
Business segments
Our business segments – Hong Kong, UK, Corporate and Institutional
Banking, and International Wealth and Premier Banking – along with
Corporate Centre, are our reportable segments under IFRS 8 ‘Operating
Segments’. Reconciliations of the total constant currency business segment results to the Group’s reported results are presented on page 330.
The Group Operating Committee is considered the Chief Operating
Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segment results are assessed by the
CODM on the basis of constant currency performance. We separately disclose ‘notable items’, as described on page 65.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they involve a certain degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for business segments are presented in Corporate Centre.
Effective 1 January 2026, we have transitioned certain clients, primarily from Hong Kong and the UK to the Corporate and Institutional Banking
segment to better serve their specific needs. Such transition did not involve a change in our reportable segments.
Legal entities
The results of main legal entities are presented on a reported and constant currency basis, including HSBC UK Bank plc, HSBC Bank plc,
The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank
Middle East Limited, HSBC North America Holdings Inc., and Grupo
Financiero HSBC, S.A. de C.V.
HSBC Holdings incurs the liability of the UK bank levy, with the cost being recharged to its UK operating subsidiaries. The current year expense will be reflected in the fourth quarter as it is assessed on our balance sheet position as at 31 December.
The results of legal entities are presented on a reported basis on page 95 and a constant currency basis on page 97.
Supplementary analysis of constant currency results and notable items by business segment

Constant currency results
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	15,878	12,938	27,637	14,520	(2,699)	68,274
ECL	(1,476)	(696)	(696)	(892)	(90)	(3,850)
Operating expenses	(4,826)	(5,537)	(15,556)	(9,285)	(1,224)	(36,428)
Share of profit in associates and joint ventures	—	—	1	24	1,886	1,911
Profit/(loss) before tax	9,576	6,705	11,386	4,367	(2,127)	29,907
Loans and advances to customers (net)	229,491	303,698	305,022	150,047	141	988,399
Customer accounts	543,381	364,323	597,719	281,058	347	1,786,828

Notable items
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	(9)	(73)	(1,560)	(1,642)
Dilution loss of interest in BoCom associate[2]	—	—	—	—	(1,104)	(1,104)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	(290)	(83)	(130)	(502)
Restructuring and other related costs[3]	(16)	(70)	(348)	(161)	(435)	(1,030)
Legal provisions[4]	—	—	(322)	—	(1,110)	(1,432)
Impairment loss of interest in BoCom associate[2]	—	—	—	—	(1,000)	(1,000)
1Amounts include recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF.
2    Amounts include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’. See
Note 18 on pages 345 to 348.
3Amounts include a $1.0bn organisational simplification provision recognised in 2025.
4    Amounts include a $1.1bn provision in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L. Madoff
Investment Securities LLC fraud and a $0.3bn provision in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Annual Report on Form 20-F
89

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Reconciliation of reported results to constant currency results – business segments (continued)
	2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
– Reported	15,034	11,954	26,819	13,976	(1,929)	65,854
– Currency translation	13	388	(47)	(159)	(40)	155
– Constant currency	15,047	12,342	26,772	13,817	(1,969)	66,009
ECL
– Reported	(1,076)	(402)	(869)	(1,038)	(29)	(3,414)
– Currency translation	(1)	(13)	(9)	45	—	22
– Constant currency	(1,077)	(415)	(878)	(993)	(29)	(3,392)
Operating expenses
– Reported	(4,837)	(4,947)	(14,544)	(9,013)	298	(33,043)
– Currency translation	(4)	(157)	(68)	113	13	(103)
– Constant currency	(4,841)	(5,104)	(14,612)	(8,900)	311	(33,146)
Share of profit/(loss) in associates and joint ventures
– Reported	—	—	1	47	2,864	2,912
– Currency translation	—	—	—	(2)	3	1
– Constant currency	—	—	1	45	2,867	2,913
Profit/(loss) before tax
– Reported	9,121	6,605	11,407	3,972	1,204	32,309
– Currency translation	8	218	(124)	(3)	(24)	75
– Constant currency	9,129	6,823	11,283	3,969	1,180	32,384
Loans and advances to customers (net)
– Reported	235,208	267,293	284,701	136,325	7,131	930,658
– Currency translation	(155)	18,485	13,176	7,702	912	40,120
– Constant currency	235,053	285,778	297,877	144,027	8,043	970,778
Customer accounts
– Reported	507,389	330,012	557,796	259,443	315	1,654,955
– Currency translation	(832)	22,821	30,130	12,145	21	64,285
– Constant currency	506,557	352,833	587,926	271,588	336	1,719,240

Notable items (continued)
	2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	(14)	28	(1,357)	(1,343)
Early redemption of legacy securities	—	—	—	—	(237)	(237)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	6	(10)	(3)	(192)	(199)
Restructuring and other related costs[2]	—	7	(2)	(14)	(25)	(34)
1Amounts include a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina, partly offset by a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
2Amounts include organisational simplification provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Annual Report on Form 20-F
90

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Reconciliation of reported results to constant currency results – business segments (continued)
	2023
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
– Reported	14,476	12,690	25,762	13,329	(199)	66,058
– Currency translation	56	749	(1,039)	(944)	160	(1,018)
– Constant currency	14,532	13,439	24,723	12,385	(39)	65,040
ECL
– Reported	(1,488)	(516)	(601)	(841)	(1)	(3,447)
– Currency translation	(6)	(29)	77	155	—	197
– Constant currency	(1,494)	(545)	(524)	(686)	(1)	(3,250)
Operating expenses
– Reported	(4,499)	(4,551)	(14,005)	(9,072)	57	(32,070)
– Currency translation	(15)	(278)	250	523	(101)	379
– Constant currency	(4,514)	(4,829)	(13,755)	(8,549)	(44)	(31,691)
Share of profit/(loss) in associates and joint ventures
– Reported	—	—	(1)	65	(257)	(193)
– Currency translation	—	—	—	(3)	(101)	(104)
– Constant currency	—	—	(1)	62	(358)	(297)
Profit/(loss) before tax
– Reported	8,489	7,623	11,155	3,481	(400)	30,348
– Currency translation	35	442	(712)	(269)	(42)	(546)
– Constant currency	8,524	8,065	10,443	3,212	(442)	29,802
Loans and advances to customers (net)
– Reported	239,218	264,544	288,351	146,155	267	938,535
– Currency translation	955	13,681	1,876	650	9	17,171
– Constant currency	240,173	278,225	290,227	146,805	276	955,706
Customer accounts
– Reported	485,039	330,480	539,139	256,393	596	1,611,647
– Currency translation	1,834	17,090	9,136	1,271	22	29,353
– Constant currency	486,873	347,570	548,275	257,664	618	1,641,000

Notable items (continued)
	2023
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs[1,2,3]	—	1,591	—	4	(297)	1,298
Fair value movements on financial instruments[4]	—	—	—	—	14	14
Disposal losses on Markets Treasury repositioning	(373)	(142)	(371)	(91)	—	(977)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(45)	(7)	(53)	(216)	(321)
Restructuring and other related costs[5]	—	17	45	11	63	136
Impairment loss of interest in BoCom associate[6]	—	—	—	—	(3,000)	(3,000)
1Amounts include impact of the sale of our retail banking operations in France.
2Amounts include the gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3Amounts include fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
4Amounts relate to fair value movements on non-qualifying hedges in HSBC Holdings.
5Amounts relate to reversals of restructuring provisions recognised during 2022.
6Amounts relate to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

HSBC Holdings plc Annual Report on Form 20-F
91

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
Fee and other income supplementary analysis
The following table presents an analysis of the components of fee and other income by business segment.

	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Net fee income	2,776	1,804	4,489	4,263	11	13,343
Net income from financial instruments held for trading or managed on a fair value basis	622	(25)	7,660	678	10,747	19,682
Insurance revenue[1]	89	—	—	1,756	(42)	1,803
Gain less impairment relating to sale of business operations	—	—	(15)	(31)	(1)	(47)
Other operating (expense)/income	309	63	971	458	(3,102)	(1,301)
Total	3,796	1,842	13,105	7,124	7,613	33,480
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	—	—	—	—	(9,686)	(9,686)
Third-party net interest income from insurance	—	—	—	396	—	396
Notable items	—	—	9	73	2,664	2,746
Fee and other income	3,796	1,842	13,114	7,593	591	26,936

Supplementary management view of fee and other income - on a constant currency basis
Wholesale Transaction Banking	730	891	9,239	—	—	10,860
–Global Foreign Exchange	183	166	5,345	—	—	5,694
–Global Payments Solutions	343	534	1,417	—	—	2,294
–Global Trade Solutions	204	191	1,067	—	—	1,462
–Securities Services	—	—	1,410	—	—	1,410
Wealth	2,206	339	—	6,845	—	9,390
–Investment Distribution	2,124	335	—	1,165	—	3,624
–Insurance[1]	82	4	—	2,513	—	2,599
–Asset Management	—	—	—	1,500	—	1,500
–Private Bank	—	—	—	1,667	—	1,667
Investment Banking, Debt and Equity Markets	—	—	3,245	—	—	3,245
Retail Banking	326	255	—	665	—	1,246
Wholesale Credit and Lending	78	238	567	—	—	883
Other	456	119	63	83	591	1,312

	2024
Net fee income	2,305	1,821	4,345	3,857	(27)	12,301
Net income from financial instruments held for trading or managed on a fair value basis	390	13	7,304	517	12,892	21,116
Insurance revenue[1]	27	—	—	1,209	(3)	1,233
Gain less impairment relating to sale of business operations	—	—	(26)	(3)	(1,723)	(1,752)
Other operating (expense)/income	325	91	422	85	(700)	223
Total	3,047	1,925	12,045	5,665	10,439	33,121
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	—	—	—	—	(11,434)	(11,434)
Third-party net interest income from insurance	—	—	—	429	—	429
Notable items	—	—	14	(28)	1,357	1,343
Currency translation	3	62	208	85	(11)	347
Fee and other income	3,050	1,987	12,267	6,151	351	23,806

Supplementary management view of fee and other income - on a constant currency basis
Wholesale Transaction Banking	709	912	8,847	—	—	10,468
–Global Foreign Exchange	180	165	5,096	—	—	5,441
–Global Payments Solutions	326	552	1,383	—	—	2,261
–Global Trade Solutions	203	195	1,059	—	—	1,457
–Securities Services	—	—	1,309	—	—	1,309
Wealth	1,577	391	—	5,618	—	7,586
–Investment Distribution	1,535	384	—	938	—	2,857
–Insurance[1]	42	7	—	1,864	—	1,913
–Asset Management	—	—	—	1,373	—	1,373
–Private Bank	—	—	—	1,443	—	1,443
Investment Banking, Debt and Equity Markets	—	—	3,198	—	—	3,198
Retail Banking	312	273	—	765	—	1,350
Wholesale Credit and Lending	83	216	626	—	—	925
Other	369	195	(404)	(232)	351	279
1Includes Group ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’,
‘insurance finance expense’ and ‘insurance service result’.

HSBC Holdings plc Annual Report on Form 20-F
92

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions on the Group and our business segments for transactions that are classified as material notable items. See page 65 for further information on material notable items and the impact of strategic transactions.

Constant currency results
				of which
	2025	2024	Variance 2025 vs. 2024	Hong Kong	UK	CIB	IWPB	Corporate Centre
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	(1,642)	39	(1,681)	—	—	(638)	(590)	(453)
– distorting impact of operating results	—	1,214	(1,214)	—	—	(629)	(491)	(94)
– notable items	(1,642)	(1,175)	(467)	—	—	(9)	(99)	(359)
ECL	—	(72)	72	—	—	36	36	—
Operating expenses	(502)	(919)	417	—	(7)	96	253	75
– distorting impact of operating results	—	(729)	729	—	—	381	336	12
– notable items	(502)	(190)	(312)	—	(7)	(285)	(83)	63
Share of profit in associates and joint ventures	—	—	—	—	—	—	—	—
Profit before tax	(2,144)	(952)	(1,192)	—	(7)	(506)	(301)	(378)
– distorting impact of operating results	—	413	(413)	—	—	(212)	(119)	(82)
– notable items	(2,144)	(1,365)	(779)	—	(7)	(294)	(182)	(296)

Profit before tax[1]
– business in Argentina	(107)	(5,990)	5,883	—	—	(160)	(14)	6,057
– banking business in Canada	(3)	4,980	(4,983)	—	—	(143)	(67)	(4,773)
– wind-down of M&A and ECM in the UK, Europe and US	(114)	(98)	(16)	—	—	(16)	—	—
– France life insurance business	(231)	(6)	(225)	—	—	—	(214)	(11)
– retained French portfolio of home and certain other loans	(1,468)	91	(1,559)	—	—	—	—	(1,559)
– Germany private banking business	142	13	129	—	—	—	134	(5)
– other strategic transactions	(363)	58	(421)	—	(7)	(187)	(140)	(87)
1Represents the impact on profit before tax due to strategic transactions, inclusive of the notable items impacts and the distorting impact of operating results.
This does not represent the profit before tax of each disposed business. In the case of wind-downs, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.

Reconciliation of reported and constant currency risk-weighted assets

	At 31 Dec 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	139.6	152.9	408.7	89.9	97.5	888.6
Constant currency	139.6	152.9	408.7	89.9	97.5	888.6

	At 31 Dec 2024
Risk-weighted assets
Reported	143.7	133.5	388.0	85.7	87.4	838.3
Currency translation	0.1	9.3	12.7	4.0	1.1	27.2
Constant currency	143.8	142.8	400.7	89.7	88.5	865.5

	At 31 Dec 2023
Risk-weighted assets
Reported	145.2	124.9	398.2	97.6	88.2	854.1
Currency translation	0.7	6.5	(3.9)	(1.9)	(0.5)	0.9
Constant currency	145.9	131.4	394.3	95.7	87.7	855.0

HSBC Holdings plc Annual Report on Form 20-F
93

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
Supplementary tables for Wealth
Insurance business performance
The following table provides an analysis of the results of our insurance business for the year. It comprises income earned by IWPB insurance manufacturing operations, income earned by wealth distribution channels within our IWPB, Hong Kong and UK business segments, and consolidation adjustments.

Total insurance profit and loss (constant currency)
	2025	2024	2023
	$m	$m	$m
Net fee income	287	223	194
Insurance service result	1,825	1,317	1,078
– release of contractual service margin	1,593	1,339	1,125
– risk adjustment release	65	66	36
– experience variance and other	254	35	26
– loss from onerous contracts	(87)	(123)	(109)
Investment income	11,387	6,115	8,027
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	11,175	5,865	7,743
– other investment income	212	250	284
Insurance finance expense	(11,197)	(5,949)	(7,781)
Other income	297	207	(54)
Revenue[1]	2,599	1,913	1,464
ECL	(1)	—	4
Net operating income	2,598	1,913	1,468
Operating expenses	(789)	(724)	(690)
Operating profit	1,809	1,189	778
Share of profit in associates and JVs	15	32	49
Profit before tax	1,824	1,221	827
1‘Revenue’ of $2.6bn (2024: $1.9bn; 2023: $1.5bn) includes $2.5bn earned within IWPB (2024: $1.8bn; 2023: $1.4bn) and $0.1bn earned within Hong Kong (2024:
$0.1bn; 2023: $0.1bn). This comprises revenue from insurance manufacturing operations of $2.3bn (2024: $1.7bn; 2023: $1.3bn), and revenue from wealth distribution channels and consolidation impacts of $0.3bn (2024: $0.2bn; 2023: $0.2bn).
Total insurance revenue of $2.6bn was $0.7bn higher than in 2024 reflecting the following:
–Insurance service result of $1.8bn increased by $0.5bn compared with 2024 reflecting higher CSM release as a result of strong new business growth, and favourable experience variances from positive investment management fee, maintenance expense and claims
experience.
–Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $11.2bn increased by $5.3bn compared with 2024 reflecting strong equity markets and the favourable impact of downward
movements in interest rates on our fixed income investments in
Hong Kong, partly offset by rising rates in mainland China.
–This was offset by Insurance finance expense of $11.2bn, which moves inversely with investment income. The margin between
investment income and insurance finance expense benefited from increases in interest rates in mainland China.
–Other income increased by $0.1bn compared with 2024 from gains on reinsurance contracts in Hong Kong.

Insurance key performance metrics
	2025	2024	2023
	$m	$m	$m
Annualised new business premiums of insurance manufacturing operations	6,505	4,912	3,797
Insurance manufacturing new business contractual service margin	3,405	2,515	1,686
Consolidated Group new business contractual service margin	3,799	2,729	1,812
Net dividends of insurance manufacturing operations	962	1,522	813
Insurance equity plus CSM net of tax ø	18,800	17,025	16,583
Annualised new business premiums (‘ANP’) is used to assess new insurance premiums generated by the business. It is calculated as
100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. ANP increased by 32%
compared with 2024, primarily from strong new business sales in Hong
Kong.
Consolidated Group new business contractual service margin
represents insurance manufacturing new business CSM and the
consolidation impact of inclusion of our bank distribution channel.
Consolidated Group new business contractual service margin increased by $1.1bn compared with 2024, reflecting strong sales in Hong Kong and increased sales of higher margin products, contributing to the overall Group CSM at 31 December 2025 of $15.7bn (2024: $12.8bn;
2023: $11.4bn).
Net dividends of insurance manufacturing operations represents dividends paid to immediate parent companies net of CET1 qualifying injections to fund business growth. Net dividends of insurance manufacturing operations in 2025 included dividends paid to immediate parent companies of $1.2bn (2024: $1.6bn; 2023: $1.0bn) net of CET1 qualifying injections to fund business growth of $0.2bn (2024: $0.1bn;
2023: $0.2bn). Net dividends decreased by $0.6bn due to the non-
recurrence of a 2024 release of surplus regulatory capital in Hong Kong.
Insurance equity plus CSM net of tax is a non-GAAP alternative performance measure that provides information about our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 31 December 2025, insurance equity plus CSM net of tax was calculated as follows:

Insurance equity plus CSM net of tax
	2025	2024	2023
	$m	$m	$m
Insurance manufacturing operations equity	6,715	7,015	7,731
Insurance manufacturing CSM	14,598	12,063	10,786
CSM deferred tax recognised	(2,513)	(2,053)	(1,934)
Insurance equity plus CSM net of tax ø	18,800	17,025	16,583

HSBC Holdings plc Annual Report on Form 20-F
94

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
Wealth balances
The following table shows our wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers. From 1 January 2026, we have updated the definition of our wealth balances to exclude Asset Management third-party distribution.
This will enhance comparability with industry peers.

Reported wealth balances[1]
	2025	2024
	$bn	$bn
Private Bank invested assets[2]	465	395
Retail invested assets	490	409
Asset Management third-party distribution[3]	580	489
Reported invested assets[1]	1,535	1,293
– of which: The Hongkong and Shanghai Banking Corporation Limited	773	645
Wealth deposits (Premier and Private Bank)[4]	608	555
– of which: The Hongkong and Shanghai Banking Corporation Limited	407	372
Total reported wealth balances	2,143	1,848
– of which: The Hongkong and Shanghai Banking Corporation Limited	1,180	1,017

Total reported wealth balances excluding Asset Management third-party distribution	1,563	1,359
– of which: The Hongkong and Shanghai Banking Corporation Limited	1,055	907
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Private Bank client balances, which comprise invested assets and customer deposits, were $566bn (31 December 2024: $484bn).
3Total assets under management manufactured by Asset Management, which includes third-party distribution and other components that are reported in the
Private Bank and Retail invested assets in the table above, were $866bn (31 December 2024: $731bn). This includes balances related to The Hongkong and
Shanghai Banking Corporation Limited, of which $260bn (31 December 2024: $223bn).
4Premier and Private Bank deposits, which include Prestige deposits in Hang Seng Bank, form part of the total IWPB, Hong Kong and UK businesses’ customer accounts balance on page 88.
Invested assets
‘Net new invested assets’ represents the net customer inflows from retail invested assets, Asset Management third-party distribution and Private
Bank invested assets. It excludes all customer deposits.

Invested assets	2025	2024
	$bn	$bn
Opening balance	1,293	1,191
Net new invested assets	80	64
– of which: The Hongkong and Shanghai Banking Corporation Limited	39	47
Net market movements	125	97
Foreign exchange and others	37	(59)
Closing balance	1,535	1,293
Net new money
Net new money ('NNM') represents our net customer inflows from
Private Bank and Retail invested assets and wealth deposits. It excludes foreign exchange movements and market and other
movements not relating to client inflows/outflows which are reported within ‘foreign exchange and others’ and ‘net market movements’, respectively. This metric excludes net customer inflows from Asset
Management third-party distribution. From 1 January 2026
management will disclose NNM as the key wealth metric, offering greater comparability to industry peers. From 1 January 2026, we no longer intend to disclose invested assets as a key metric.

Net new money	2025	2024
	$bn	$bn
Opening balance (total reported wealth balances excluding Asset Management third-party distribution)	1,359	1,282
Net new money[3]	86	80
– of which: Net new invested assets excluding Asset Management third-party distribution	46	51
– of which: Change in deposits	40	29
Net market movements excluding Asset Management third-party distribution	91	60
Foreign exchange and others excluding Asset Management third-party distribution, including wealth deposits[1]	27	(63)
Closing balance[2]	1,563	1,359

Net new money – The Hongkong and Shanghai and Banking Corporation Limited	72	71
– of which: net new invested assets excluding Asset Management third-party distribution	41	43
– of which: change in deposits on a constant currency basis	31	28
1Includes foreign exchange on wealth deposits.
2Closing balance includes invested assets of $1,535bn (2024: $1,293bn), excluding Asset Management third-party distribution invested assets of $580bn (2024:
$489bn) and includes wealth deposit balances of $608bn (2024: $555bn).
3    Clients’ assets are translated at the average quarterly rates of foreign exchange applicable to the respective quarters, with the effects of currency translation reported separately.

HSBC Holdings plc Annual Report on Form 20-F
95

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
CIB: Securities Services and Issuer Services
Assets held in custody
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. Assets held in custody are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. At 31 December 2025, we held $12.9tn of assets as
custodian, an increase of 21% compared with 31 December 2024. The balance comprised $11.9tn of assets in Securities Services, which were recorded at market value, and $1.0tn of assets in Issuer Services, recorded at book value.
Assets under administration
Our assets under administration business includes the provision of bond and loan administration services, transfer agency services and the valuation of portfolios of securities and other financial assets on behalf of clients and complements the custody business. At 31 December
2025, the value of assets held under administration by the Group amounted to $6.0tn, which was 16% higher than at 31 December
2024. The balance comprised $3.6tn of assets in Securities Services, which were recorded at market value, and $2.4tn of assets in Issuer
Services, recorded at book value.

Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	11,406	1,684	16,471	1,524	2,130	—	2,229	1,422	(2,072)	34,794
Net fee income	1,696	1,618	6,483	555	1,513	—	635	996	(153)	13,343
Net income from financial instruments held for trading or managed on a fair value basis	568	6,490	10,910	339	548	—	440	112	275	19,682
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,364	9,741	—	—	—	49	15	6	11,175
Insurance finance income/(expense)	—	(1,462)	(9,695)	—	—	—	(43)	—	3	(11,197)
Insurance service result	—	218	1,538	—	—	—	69	—	—	1,825
Other income/(expense)[1]	132	(874)	(194)	192	539	—	94	150	(1,387)	(1,348)
Net operating income before change in expected credit losses and other credit impairment charges	13,802	9,038	35,254	2,610	4,730	—	3,473	2,695	(3,328)	68,274
Change in expected credit losses and other credit impairment charges	(710)	(203)	(1,635)	(186)	(201)	—	(786)	(25)	(104)	(3,850)
Net operating income	13,092	8,835	33,619	2,424	4,529	—	2,687	2,670	(3,432)	64,424
Total operating expenses excluding impairment of goodwill and other intangible assets	(5,663)	(8,818)	(15,132)	(1,332)	(3,326)	—	(2,045)	(1,544)	1,837	(36,023)
Impairment of goodwill and other intangible assets	(21)	(323)	(49)	(2)	(5)	—	(3)	—	(2)	(405)
Operating profit/(loss)	7,408	(306)	18,438	1,090	1,198	—	639	1,126	(1,597)	27,996
Share of profit in associates and joint ventures less impairment[2]	1	82	1,150	—	—	—	10	672	(4)	1,911
Profit/(loss) before tax	7,409	(224)	19,588	1,090	1,198	—	649	1,798	(1,601)	29,907
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	24.8	(0.7)	65.5	3.6	4.0	—	2.2	6.0	(5.4)	100.0
Cost efficiency ratio	41.2	101.1	43.1	51.1	70.4	—	59.0	57.3	55.1	53.4
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	310,116	106,409	467,842	22,618	52,178	—	25,252	3,971	13	988,399
Total assets	475,752	950,562	1,492,150	64,295	261,401	—	50,197	32,339	(93,662)	3,233,034
Customer accounts	376,903	321,451	911,725	37,010	99,458	—	29,493	10,781	7	1,786,828
Risk-weighted assets[3,4]	157,963	146,010	411,824	27,180	73,961	—	32,509	57,014	2,106	888,647

HSBC Holdings plc Annual Report on Form 20-F
96

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	10,331	1,254	15,077	1,590	1,613	300	2,292	2,774	(2,498)	32,733
Net fee income	1,672	1,629	5,449	508	1,372	129	630	1,076	(164)	12,301
Net income from financial instruments held for trading or managed on a fair value basis	580	6,042	11,781	331	914	33	504	411	520	21,116
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,100	4,608	—	—	—	22	183	(12)	5,901
Insurance finance income/(expense)	—	(1,261)	(4,562)	—	—	—	(26)	(150)	21	(5,978)
Insurance service result	—	217	1,042	—	—	—	76	(7)	(18)	1,310
Other income/(expense)	169	576	658	75	365	—	75	(984)	(2,463)	(1,529)
Net operating income before change in expected credit losses and other credit impairment charges	12,752	9,557	34,053	2,504	4,264	462	3,573	3,303	(4,614)	65,854
Change in expected credit losses and other credit impairment charges	(405)	(211)	(1,532)	(198)	(81)	(40)	(864)	(93)	10	(3,414)
Net operating income	12,347	9,346	32,521	2,306	4,183	422	2,709	3,210	(4,604)	62,440
Total operating expenses excluding impairment of goodwill and other intangible assets	(5,124)	(6,718)	(14,296)	(1,191)	(3,349)	(236)	(1,992)	(1,959)	1,899	(32,966)
Impairment of goodwill and other intangible assets	(11)	(5)	(33)	(1)	(2)	—	(2)	(22)	(1)	(77)
Operating profit/(loss)	7,212	2,623	18,192	1,114	832	186	715	1,229	(2,706)	29,397
Share of profit in associates and joint ventures less impairment	1	22	2,278	—	—	—	15	600	(4)	2,912
Profit/(loss) before tax	7,213	2,645	20,470	1,114	832	186	730	1,829	(2,710)	32,309
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	22.2	8.2	63.4	3.4	2.6	0.6	2.3	5.7	(8.4)	100.0
Cost efficiency ratio	40.3	70.3	42.1	47.6	78.6	51.1	55.8	60.0	41.1	50.2
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	272,973	103,464	449,940	20,440	55,786	—	23,439	4,617	(1)	930,658
Total assets	426,165	914,506	1,400,456	57,215	253,251	—	46,007	26,623	(107,175)	3,017,048
Customer accounts	340,233	297,785	845,284	34,808	99,278	—	27,525	9,999	43	1,654,955
Risk-weighted assets[3,4]	138,332	137,609	402,847	26,624	74,416	—	29,671	50,731	(648)	838,254

	2023
Net interest income	9,684	2,674	16,705	1,551	1,712	1,275	2,148	3,765	(3,718)	35,796
Net fee income	1,597	1,527	4,859	475	1,237	559	581	1,225	(215)	11,845
Net income from financial instruments held for trading or managed on a fair value basis	516	4,220	9,507	397	729	110	437	1,054	(309)	16,661
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	1,438	6,258	—	—	—	39	323	(171)	7,887
Insurance finance income/(expense)	—	(1,460)	(6,237)	—	—	—	(44)	(166)	98	(7,809)
Insurance service result	—	154	838	—	—	—	87	9	(10)	1,078
Other income/(expense)	1,608	736	(31)	2	185	22	65	(1,481)	(506)	600
Net operating income before change in expected credit losses and other credit impairment charges	13,405	9,289	31,899	2,425	3,863	1,966	3,313	4,729	(4,831)	66,058
Change in expected credit losses and other credit impairment (charges)/recoveries	(523)	(212)	(1,641)	(90)	(94)	(46)	(696)	(279)	134	(3,447)
Net operating income	12,882	9,077	30,258	2,335	3,769	1,920	2,617	4,450	(4,697)	62,611
Total operating expenses excluding impairment of goodwill and other intangible assets	(4,602)	(6,483)	(13,379)	(1,095)	(3,473)	(1,049)	(1,823)	(2,631)	2,180	(32,355)
Impairment of goodwill and other intangible assets	(10)	97	(16)	(1)	222	—	(3)	(4)	—	285
Operating profit/(loss)	8,270	2,691	16,863	1,239	518	871	791	1,815	(2,517)	30,541

HSBC Holdings plc Annual Report on Form 20-F
97

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Share of profit in associates and joint ventures less impairment[2]	—	(52)	(696)	—	—	—	14	544	(3)	(193)
Profit/(loss) before tax	8,270	2,639	16,167	1,239	518	871	805	2,359	(2,520)	30,348
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	27.2	8.7	53.3	4.1	1.7	2.9	2.6	7.8	(8.3)	100.0
Cost efficiency ratio	34.4	68.7	42.0	45.2	84.2	53.4	55.1	55.7	45.1	48.5
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
Total assets	423,029	896,682	1,333,911	50,612	252,339	90,731	47,309	59,051	(114,987)	3,038,677
Customer accounts	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
Risk-weighted assets[3,4]	129,211	131,468	396,677	24,294	72,248	31,890	32,639	59,574	6,704	854,114
1  In 2025, the amounts include recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF and a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom.
2Includes impairment losses of $1.0bn (2025) and $3.0bn (2023) recognised in respect of the Group’s investment in BoCom. See Note 18 on pages 345 to 348.
3Risk-weighted assets are non-additive across the legal entities due to market risk diversification effects within the Group.
4Balances are on a third-party Group consolidated basis.

Summary information – legal entities and selected countries/territories

Legal entity reported and constant currency results
	2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	13,802	9,038	35,254	2,610	4,730	—	3,473	2,695	(3,328)	68,274
ECL	(710)	(203)	(1,635)	(186)	(201)	—	(786)	(25)	(104)	(3,850)
Operating expenses	(5,684)	(9,141)	(15,181)	(1,334)	(3,331)	—	(2,048)	(1,544)	1,835	(36,428)
Share of profit in associates and joint ventures less impairment	1	82	1,150	—	—	—	10	672	(4)	1,911
Profit/(loss) before tax	7,409	(224)	19,588	1,090	1,198	—	649	1,798	(1,601)	29,907
Loans and advances to customers (net)	310,116	106,409	467,842	22,618	52,178	—	25,252	3,971	13	988,399
Customer accounts	376,903	321,451	911,725	37,010	99,458	—	29,493	10,781	7	1,786,828
1Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into
HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $1.5bn.

HSBC Holdings plc Annual Report on Form 20-F
98

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Legal entity results: notable items
	2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(1,546)	—	71	—	—	—	—	(167)	(1,642)
Dilution loss of interest in BoCom[2]	—	—	(1,138)	—	—	—	—	—	34	(1,104)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(1)	(388)	(46)	(16)	(18)	—	—	(2)	(31)	(502)
Restructuring and other related costs[3]	(161)	(350)	(300)	(27)	(66)	—	(65)	(31)	(30)	(1,030)
Legal provisions[4]	—	(1,197)	—	—	—	—	—	—	(235)	(1,432)
Impairment loss of interest in BoCom associate[2]	—	—	(1,000)	—	—	—	—	—	—	(1,000)
1Includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF.
2    Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’. See Note 18 on pages 345 to 348.
3Amounts include organisational simplification provision recognised in 2025.
4 Includes a $1.1bn provision in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L. Madoff
Investment Securities LLC fraud in HSBC Bank plc and Holding companies and a $0.3bn provision in connection with certain historical trading activities in HSBC
Bank plc.

Selected countries/territories results
	2025
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue	22,346	23,935	3,314	4,644	3,473
ECL	(839)	(1,478)	(68)	(200)	(785)
Operating expenses	(16,064)	(9,429)	(3,236)	(3,332)	(2,048)
Share of profit/(loss) in associates and joint ventures less impairment	81	(2)	1,077	—	10
Profit before tax	5,524	13,026	1,087	1,112	650
Loans and advances to customers (net)	357,246	273,396	45,585	52,178	25,252
Customer accounts	568,712	619,029	69,473	99,458	29,493
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).

Selected countries/territories results: notable items
	2025
	UK	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(211)	—	—	—	—
Restructuring and other related costs	188	18	12	6	—
Dilution loss of interest in BoCom associate	—	—	(1,104)	—	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(41)	(16)	(5)	(18)	—
Restructuring and other related costs	(481)	(179)	(60)	(72)	(65)
Legal provisions[1]	(566)	—	—	—	—
Impairment loss of interest in BoCom associate	—	—	(1,000)	—	—
1 Includes $0.2bn in relation to internal reinsurance arrangements relating to the Bernard L. Madoff Investment Securities LLC fraud provision and a $0.3bn provision in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Annual Report on Form 20-F
99

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Legal entity reported and constant currency results (continued)
	2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	12,752	9,557	34,053	2,504	4,264	462	3,573	3,303	(4,614)	65,854
– Currency translation	405	296	13	1	—	(27)	(163)	(380)	10	155
– Constant currency	13,157	9,853	34,066	2,505	4,264	435	3,410	2,923	(4,604)	66,009
ECL
– Reported	(405)	(211)	(1,532)	(198)	(81)	(40)	(864)	(93)	10	(3,414)
– Currency translation	(14)	(6)	(1)	—	1	2	24	15	1	22
– Constant currency	(419)	(217)	(1,533)	(198)	(80)	(38)	(840)	(78)	11	(3,392)
Operating expenses
– Reported	(5,135)	(6,723)	(14,329)	(1,192)	(3,351)	(236)	(1,994)	(1,981)	1,898	(33,043)
– Currency translation	(162)	(258)	(14)	—	—	14	84	240	(7)	(103)
– Constant currency	(5,297)	(6,981)	(14,343)	(1,192)	(3,351)	(222)	(1,910)	(1,741)	1,891	(33,146)
Share of profit/(loss) in associates and joint ventures
– Reported	1	22	2,278	—	—	—	15	600	(4)	2,912
– Currency translation	—	1	—	—	—	—	(1)	1	—	1
– Constant currency	1	23	2,278	—	—	—	14	601	(4)	2,913
Profit before tax
– Reported	7,213	2,645	20,470	1,114	832	186	730	1,829	(2,710)	32,309
– Currency translation	229	33	(2)	1	1	(11)	(56)	(124)	4	75
– Constant currency	7,442	2,678	20,468	1,115	833	175	674	1,705	(2,706)	32,384
Loans and advances to customers (net)
– Reported	272,973	103,464	449,940	20,440	55,786	—	23,439	4,617	(1)	930,658
– Currency translation	18,878	10,852	6,722	9	—	—	3,607	51	1	40,120
– Constant currency	291,851	114,316	456,662	20,449	55,786	—	27,046	4,668	—	970,778
Customer accounts
– Reported	340,233	297,785	845,284	34,808	99,278	—	27,525	9,999	43	1,654,955
– Currency translation	23,529	26,782	9,773	28	—	—	4,236	(62)	(1)	64,285
– Constant currency	363,762	324,567	855,057	34,836	99,278	—	31,761	9,937	42	1,719,240
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $1.4bn, and constant currency profit before tax of $1.4bn.

Legal entity results: notable items (continued)
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
1Includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
2Amounts relate to organisational simplification provision recognised in 2024 and reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Annual Report on Form 20-F
100

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Selected countries/territories results (continued)
	2024
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
– Reported	21,017	22,038	4,078	4,216	3,573
– Currency translation	704	18	3	—	(163)
– Constant currency	21,721	22,056	4,081	4,216	3,410
ECL
– Reported	(526)	(1,273)	(121)	(81)	(864)
– Currency translation	(13)	(1)	—	—	24
– Constant currency	(539)	(1,274)	(121)	(81)	(840)
Operating expenses
– Reported	(13,725)	(8,886)	(2,971)	(3,350)	(1,994)
– Currency translation	(420)	(6)	(6)	—	84
– Constant currency	(14,145)	(8,892)	(2,977)	(3,350)	(1,910)
Share of profit/(loss) in associates and joint ventures
– Reported	24	8	2,241	—	15
– Currency translation	—	1	2	—	(1)
– Constant currency	24	9	2,243	—	14
Profit before tax
– Reported	6,790	11,887	3,227	785	730
– Currency translation	271	12	(1)	—	(56)
– Constant currency	7,061	11,899	3,226	785	674
Loans and advances to customers (net)
– Reported	313,925	272,152	44,551	55,786	23,439
– Currency translation	21,709	(629)	1,956	—	3,607
– Constant currency	335,634	271,523	46,507	55,786	27,046
Customer accounts
– Reported	524,251	575,141	63,169	99,278	27,525
– Currency translation	36,254	(1,330)	2,773	—	4,236
– Constant currency	560,505	573,811	65,942	99,278	31,761
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the ServCo
Group.

Selected countries/territories results: notable items (continued)
	2024
	UK	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	285	—	—	—	—
Early redemption of legacy securities	(237)	—	—	—	—
Operating expenses
Disposals, acquisitions and related costs	(50)	(2)	(7)	(28)	—
Restructuring and other related costs	(42)	(4)	—	(4)	—
1Includes fair value movements on the foreign exchange hedging of the sale of our banking business in Canada, which is booked in HSBC Overseas Holdings (UK)
Limited.

HSBC Holdings plc Annual Report on Form 20-F
101

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Legal entity reported and constant currency results (continued)
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	13,405	9,289	31,899	2,425	3,863	1,966	3,313	4,729	(4,831)	66,058
– Currency translation	775	287	(86)	2	—	(67)	(250)	(1,800)	121	(1,018)
– Constant currency	14,180	9,576	31,813	2,427	3,863	1,899	3,063	2,929	(4,710)	65,040
ECL
– Reported	(523)	(212)	(1,641)	(90)	(94)	(46)	(696)	(279)	134	(3,447)
– Currency translation	(30)	(15)	(2)	(1)	—	1	48	193	3	197
– Constant currency	(553)	(227)	(1,643)	(91)	(94)	(45)	(648)	(86)	137	(3,250)
Operating expenses
– Reported	(4,612)	(6,386)	(13,395)	(1,096)	(3,251)	(1,049)	(1,826)	(2,635)	2,180	(32,070)
– Currency translation	(283)	(330)	16	—	—	36	139	910	(109)	379
– Constant currency	(4,895)	(6,716)	(13,379)	(1,096)	(3,251)	(1,013)	(1,687)	(1,725)	2,071	(31,691)
Share of profit/(loss) in associates and joint ventures
– Reported	—	(52)	(696)	—	—	—	14	544	(3)	(193)
– Currency translation	—	—	(102)	—	—	—	(1)	—	(1)	(104)
– Constant currency	—	(52)	(798)	—	—	—	13	544	(4)	(297)
Profit before tax
– Reported	8,270	2,639	16,167	1,239	518	871	805	2,359	(2,520)	30,348
– Currency translation	462	(58)	(174)	1	—	(30)	(64)	(697)	14	(546)
– Constant currency	8,732	2,581	15,993	1,240	518	841	741	1,662	(2,506)	29,802
Loans and advances to customers (net)
– Reported	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
– Currency translation	13,974	5,357	186	7	—	—	(1,595)	(758)	—	17,171
– Constant currency	284,182	101,107	455,501	20,079	54,829	—	24,815	15,193	—	955,706
Customer accounts
– Reported	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
– Currency translation	17,563	14,913	1,855	17	—	—	(1,777)	(3,218)	—	29,353
– Constant currency	357,174	289,646	803,285	31,358	99,607	—	27,646	32,108	176	1,641,000
1Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank)
which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $1.3bn and constant currency profit before tax of $1.1bn.

Legal entity results: notable items (continued)
	2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	1,591	(14)	—	—	—	—	—	—	(279)	1,298
Fair value movements on financial instruments[4]	—	—	—	—	—	—	—	—	14	14
Restructuring and other related costs	—	361	—	—	—	—	—	—	(361)	—
Disposal losses on Markets Treasury repositioning	(145)	(94)	(473)	(20)	(246)	—	—	—	1	(977)
Operating expenses
Disposals, acquisitions and related costs	(45)	(111)	—	—	(11)	(115)	—	—	(39)	(321)
Restructuring and other related costs[5]	20	30	10	2	10	—	6	2	56	136
Impairment loss of interest in BoCom associate[6]	—	—	(3,000)	—	—	—	—	—	—	(3,000)
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
6  Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

HSBC Holdings plc Annual Report on Form 20-F
102

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Selected countries/territories results (continued)
	2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
– Reported	19,092	20,611	3,923	3,796	3,313
– Currency translation	1,310	86	(59)	—	(250)
– Constant currency	20,402	20,697	3,864	3,796	3,063
ECL
– Reported	(594)	(1,529)	(93)	(94)	(696)
– Currency translation	(35)	(5)	(2)	—	48
– Constant currency	(629)	(1,534)	(95)	(94)	(648)
Operating expenses
– Reported	(12,485)	(8,244)	(2,713)	(3,251)	(1,826)
– Currency translation	(726)	(33)	37	—	139
– Constant currency	(13,211)	(8,277)	(2,676)	(3,251)	(1,687)
Share of profit/(loss) in associates and joint ventures
– Reported	(53)	30	(746)	—	14
– Currency translation	1	1	(102)	—	(1)
– Constant currency	(52)	31	(848)	—	13
Profit before tax
– Reported	5,960	10,868	371	451	805
– Currency translation	550	49	(126)	—	(64)
– Constant currency	6,510	10,917	245	451	741
Loans and advances to customers (net)
– Reported	309,262	279,551	44,275	54,829	26,410
– Currency translation	15,994	1,013	685	—	(1,595)
– Constant currency	325,256	280,564	44,960	54,829	24,815
Customer accounts
– Reported	508,181	543,504	56,006	99,607	29,423
– Currency translation	26,280	1,969	868	—	(1,777)
– Constant currency	534,461	545,473	56,874	99,607	27,646
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the ServCo
Group.

Selected countries/territories results: notable items (continued)
	2023
	UK	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	1,272	—	—	—	—
Fair value movements on financial instruments	14	—	—	—	—
Disposal losses on Markets Treasury repositioning	(239)	(473)	—	(246)	—
Operating expenses
Disposals, acquisitions and related costs	(71)	(1)	(5)	(11)	—
Restructuring and other related costs	75	9	4	10	6
Impairment loss of interest in BoCom associate	—	—	(3,000)	—	—
1Includes the impairment gain relating to the sale of our retail banking operations in France.

Analysis by country/territory

Profit/(loss) before tax by country/territory within business segments
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
UK1	(346)	6,687	(487)	75	(405)	5,524
– of which: HSBC UK Bank plc (ring-fenced bank)	—	7,044	161	135	68	7,408
– of which: HSBC Bank plc (non-ring-fenced bank)	—	—	758	375	(145)	988
– of which: Holdings and other	(346)	(357)	(1,406)	(435)	(328)	(2,872)
France	—	—	116	(71)	(1,566)	(1,521)
Germany	—	—	46	147	(57)	136
Hong Kong	9,891	—	1,770	1,948	(583)	13,026
Australia	—	—	519	159	(14)	664
India	—	12	1,500	88	266	1,866
Indonesia	—	—	172	3	(1)	174
Mainland China[2]	5	—	888	98	96	1,087
Malaysia	1	—	367	168	(6)	530
Singapore	2	—	967	598	(29)	1,538

HSBC Holdings plc Annual Report on Form 20-F
103

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities

Profit/(loss) before tax by country/territory within business segments (continued)
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Taiwan	—	—	277	144	(10)	411
Egypt	—	1	453	100	(5)	549
UAE	—	—	547	283	(51)	779
Saudi Arabia[3]	—	—	97	—	665	762
US	—	—	1,165	152	(205)	1,112
Canada	—	—	—	—	6	6
Mexico	—	—	497	195	(42)	650
Other	23	5	2,492	280	(186)	2,614
Year ended 31 Dec 2025	9,576	6,705	11,386	4,367	(2,127)	29,907

	2024
	$m	$m	$m	$m	$m	$m
UK1	(288)	6,605	(457)	85	845	6,790
– of which: HSBC UK Bank plc (ring-fenced bank)	—	6,889	146	106	72	7,213
– of which: HSBC Bank plc (non-ring-fenced bank)	—	—	754	534	(359)	929
– of which: Holdings and other	(288)	(284)	(1,357)	(555)	1,132	(1,352)
France	—	—	322	61	(153)	230
Germany	—	—	182	27	5	214
Hong Kong	9,377	—	1,373	1,619	(482)	11,887
Australia	—	—	477	141	(9)	609
India	—	—	1,323	96	269	1,688
Indonesia	—	—	219	7	(5)	221
Mainland China[2]	9	—	891	(154)	2,481	3,227
Malaysia	—	—	374	143	(3)	514
Singapore	1	—	823	572	(21)	1,375
Taiwan	—	—	293	113	(8)	398
Egypt	—	—	501	122	(16)	607
UAE	—	—	583	371	(83)	871
Saudi Arabia[3]	—	—	112	—	596	708
US	—	—	909	74	(198)	785
Canada[4]	—	—	153	70	4,503	4,726
Mexico	—	—	542	185	3	730
Other[5]	22	—	2,787	440	(6,520)	(3,271)
Year ended 31 Dec 2024	9,121	6,605	11,407	3,972	1,204	32,309

	2023
	$m	$m	$m	$m	$m	$m
UK1	(346)	7,623	(1,011)	(106)	(200)	5,960
– of which: HSBC UK Bank plc (ring-fenced bank)	—	7,922	144	114	90	8,270
– of which: HSBC Bank plc (non-ring fenced bank)	—	—	416	396	177	989
– of which: Holdings and other	(346)	(299)	(1,571)	(616)	(467)	(3,299)
France	—	—	364	(36)	10	338
Germany	—	—	273	43	4	320
Hong Kong	8,760	—	1,150	1,262	(304)	10,868
Australia	—	—	403	178	(15)	566
India	—	—	1,171	57	289	1,517
Indonesia	—	—	191	24	(7)	208
Mainland China[2]	31	—	976	(96)	(540)	371
Malaysia	—	—	377	111	(21)	467
Singapore	—	—	879	234	(31)	1,082
Taiwan	—	—	270	99	(7)	362
Egypt	—	—	401	141	(11)	531
UAE	—	—	589	387	(83)	893
Saudi Arabia[3]	—	—	118	—	539	657
US	—	—	624	225	(398)	451
Canada	—	—	681	293	(96)	878
Mexico	—	—	520	316	(31)	805
Other	44	—	3,179	349	502	4,074
Year ended 31 Dec 2023	8,489	7,623	11,155	3,481	(400)	30,348
1 UK includes results from the ultimate holding company, HSBC Holdings plc, and the ServCo Group.
2Includes our share of the profits of our associate, BoCom. Amounts in 2025 include a $1.1bn loss on dilution of our shareholding in BoCom and a $1.0bn impairment loss on Group’s investment in BoCom. See Note 18 on pages 345 to 348. Amounts in 2023 include an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.
3Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
4Corporate Centre in 2024 includes a gain on the sale of our banking business in Canada excluding the fair value movements on the foreign exchange hedging of the sale which is booked in HSBC Overseas Holdings (UK) Limited.
5Corporate Centre in 2024 includes a loss of $6.2bn relating to the sale of our business in Argentina and inter-company debt eliminations of $0.3bn.

HSBC Holdings plc Annual Report on Form 20-F
104

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
The following commentary compares business segment financial performance on a constant currency basis for the year ended 31
December 2024 with 31 December 2023, represented based on our reportable segments under IFRS 8 'Operating Segments' effective from 1 January 2025.
ÑFor business segment performance commentary for the year ended 31
December 2025 compared with 31 December 2024, see pages 19 to 27.

Hong Kong Business
2024 compared with 2023
Financial performance (on a constant
currency basis)
Profit before tax of $9.1bn was $0.6bn or 7% higher than in 2023 on a constant currency basis.
Revenue of $15.0bn was $0.5bn or 4% higher on a constant currency basis.
Banking NII of $12.0bn fell $0.1bn or 1%. This was due to the impact of lower margins in 2024 relative to 2023 but partly offset by deposit balance growth.
Fee and other income of $3.1bn was up $0.3bn or 9%.
–In Wealth, investment distribution revenue grew by $0.4bn or 31%
driven by higher sales of mutual funds, structured products and bonds due to our focus on investment in Wealth and improved
market sentiment.
–In Other, revenue decreased by $0.1bn due to lower revenue
allocated from Markets Treasury.
Notable items in 2023 include $0.4bn from the non-recurrence of disposal losses relating to Markets Treasury repositioning and risk management.
ECL were $1.1bn, a decrease of $0.4bn compared with 2023 on a constant currency basis, reflecting a reduction in ECL in the commercial real estate sector in 2024.
Operating expenses of $4.8bn were $0.3bn higher on a constant currency basis, reflecting continued investments in Wealth, higher spend and investment in technology, higher performance-related pay and inflationary impacts. These were partly offset by continued cost discipline.

UK Business
2024 compared with 2023
Financial performance (on a constant
currency basis)
Profit before tax of $6.8bn was $1.2bn or (15)% lower than in 2023 on a constant currency basis.
Revenue of $12.3bn was $1.1bn or (8)% lower on a constant currency basis.
Banking NII of $10.4bn increased by $0.5bn or 4.6% despite two base rate cut in 2024. The increase reflected balance sheet growth, the full year impact of our acquisition of SVB UK, and benefit from our structural hedges. These increases were partly offset by mortgage pricing pressures, as well as a change in deposit mix towards interest-
bearing deposit accounts.
Fee and other income of $2.0bn was broadly stable.
Notable items in 2023 include the non-recurrence of a $1.7bn gain recognised on the acquisition of SVB UK which was partly offset by the non-recurrence of $0.1bn disposal losses relating to Markets Treasury repositioning and risk management.
ECL were $0.4bn, a decrease of $0.1bn compared with 2023 on a constant currency basis, reflecting lower stage 3 charges combined with improved forward economic outlook in 2024.
Operating expenses of $5.1bn were $0.3bn higher on a constant currency basis. This includes the Bank of England levy introduced in
2024. The increase also reflects incremental costs in IVB following the acquisition of SVB, higher spend and investment in technology, higher performance-related pay and inflationary impacts. These were partly offset by continued cost discipline.

Corporate and Institutional Banking
2024 compared with 2023
Financial performance (on a constant
currency basis)
Profit before tax of $11.3bn was $0.8bn or 8% higher than in 2023 on a constant currency basis.
Revenue of $26.8bn was $2.0bn or 8% higher on a constant currency basis.
Banking NII of $14.5bn was up $1.1bn or 8%. This was largely driven by the hyperinflationary impacts in Argentina along with higher allocated revenue from Markets Treasury.
Fee and other income of $12.3bn was up $0.6bn or 5%.
–In Debt and Equity Markets, fee and other income rose by $0.6bn or
38.3%. In Equities, fee and other income increased amid improved market sentiment, which drove higher client demand for wealth products, as well as higher levels of volatility in 2H24. In Debt
Markets the growth reflected client demand for financing products and increased volumes, primarily from emerging markets credit,
–In Investment Banking, fee and other income increased by $0.1bn or 11%, due to higher advisory and financing activity, supported by the recovery in global capital markets.
–In Wholesale Transaction Banking, fee and other income fell by
$0.1bn or 1% driven by a decrease in Foreign Exchange as client activity remained resilient given the market environment, and the impact of the disposal of our banking business in Canada. This was partly offset by an increase fee and other income in GPS reflecting business initiatives, repricing and transaction volume growth, and in
GTS reflecting growth from guarantees.
Notable items in 2023 included $0.4bn from the non-recurrence of disposal losses relating to Markets Treasury repositioning and risk management.
ECL charges of $0.9bn were $0.4bn higher on a constant currency basis. ECLs in 2024 reflected higher CRE charges in Asia, and in the
Middle East reflecting higher oil and gas and construction sector charges.
Operating expenses of $14.6bn were $0.9bn or 6% higher on a
constant currency basis. The increase reflected hyperinflationary impacts in Argentina, incremental costs following the acquisition of
SVB UK, higher spend and investment in technology, and inflationary impacts. These increases were in part mitigated by continued cost discipline and lower costs following the disposal of our banking business in Canada.

International Wealth and Premier
Banking
2024 compared with 2023
Financial performance (on a constant
currency basis)
Profit before tax of $4.0bn was $0.8bn or 24% higher than in 2023 on a constant currency basis.

HSBC Holdings plc Annual Report on Form 20-F
105

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Business segments and legal entities
Revenue of $13.8bn was $$1.4bn or 12% higher on a constant
currency basis.
Banking NII of $7.6bn was $0.4bn higher or 5%. This was driven by increase in revenue allocated from Markets Treasury and continued
balance sheet growth, partly offset by narrower margins and our business disposals in Canada and France.
Fee and other income of $6.2bn was up $0.8bn or 14% driven by strong growth across all products in Wealth.
In Wealth, fee and other income of $5.6bn was up $1.0bn or 21%.
–Insurance increased by $0.5bn, reflecting a higher contractual service margin (‘CSM’) release, largely due to continued growth in the CSM balance, as well as due to the impact of corrections to historical valuation estimates recognised in 2023.
–Private Bank increased by $0.3bn, primarily driven by a strong performance in brokerage and trading in our entities in Asia.
–Asset Management increased by $0.1bn, driven by an increase in assets under management due to inflows and positive market
movements partly offset by the impact of our business disposal in
Canada and France.
Notable items in 2023 included $0.2bn impact of the sale of our retail banking operations in France, and $0.1bn from the non-recurrence of disposal losses relating to Markets Treasury repositioning and risk management.
ECL were $1.0bn, an increase of $0.3bn compared with 2023 on a constant currency basis, primarily reflecting higher charges in our legal entity in Mexico, mainly in our unsecured portfolio, due to portfolio growth and unemployment trends.
Operating expenses of $8.9bn were $0.4bn higher on a constant currency basis, reflecting continued investments in Wealth in Asia, higher spend and investment in technology, higher performance-related pay and from the impact of higher inflation. These were partly offset by continued cost discipline and the impact of the business disposals in
France and Canada.

Corporate Centre
2024 compared with 2023
Financial performance (on a constant
currency basis)
Profit before tax of $1.2bn was $1.6bn higher than in 2023 on a constant currency basis.
Revenue of $2.0bn was $1.9bn lower on a constant currency basis, primarily due to the impact of notable items.
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
Banking NII in 2024 removes from NII the internal costs to funding trading and fair value net assets, predominately in CIB, of $11.4bn
(2023: $8.7bn). Banking NII was a net expense of $0.7bn. This was
$0.5bn higher than in 2023. The movement in Banking NII reflected the impact of the transfer of the retained French retail lending portfolio from IWPB.
Fee and other income of $0.4bn was broadly stable.
Operating expenses decreased by $0.4bn on a constant currency basis.
This included a lower impact from levies, including in relation to the
FDIC special assessment and the UK bank levy.
Share of profit from associates and joint ventures of $2.9bn increased by $3.2bn on a constant currency basis, primarily reflecting the non-
recurrence of an impairment charge of $3.0bn in 2023 relating to our investment in BoCom and an increase in share of profit from SAB.

HSBC Holdings plc Annual Report on Form 20-F
106

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Alternative performance measures
The following tables provide the calculation, definition and reconciliation of alternative performance measures to the closest reported performance measure. For further details and an explanation of their basis of preparation, including constant currency, notable items and material notable items, and the impact of strategic transactions and hyperinflationary accounting, see page 65.

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items	Reported revenue excluding notable items and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items	Reported profit before tax excluding notable items and the impact of foreign exchange translation
Constant currency revenue excluding notable items and strategic transactions	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items and strategic transactions	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Net asset value per ordinary share	Total ordinary shareholders’ equity[1]

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[2]

Basic number of ordinary shares in issue after deducting own shares held
Post-tax return on average total assets	Profit after tax

Average total assets
Average total shareholders’ equity on average total assets	Average total shareholders’ equity

Average total assets
Banking net interest income	Banking net interest income adjusts our reported NII, primarily for the impact of funding trading and fair value activities reported in interest expense and to exclude third-party insurance NII[3]
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers	Annualised constant currency ECL

Constant currency average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL

Constant currency average gross loans and advances to customers, including held for sale
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts

Weighted average number of ordinary shares outstanding after deducting own shares held
Multi-jurisdictional client revenue	Total client revenue we generate from clients that hold a relationship with us that generates revenue in more than one market
1Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
2Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
3For details on the calculation of banking NII, see page 69.

HSBC Holdings plc Annual Report on Form 20-F
107

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Alternative performance measures

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Year ended
	2025	2024	2023
	$m	$m	$m
Revenue
Reported	68,274	65,854	66,058
Notable items	2,746	1,580	(335)
Reported revenue excluding notable items	71,020	67,434	65,723
Currency translation[1]		157	(888)
Constant currency revenue excluding notable items	71,020	67,591	64,835
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(1,214)	N/A
Constant currency revenue excluding notable items and strategic transactions	71,020	66,377	N/A
Profit before tax
Reported	29,907	32,309	30,348
Notable items	6,710	1,813	2,850
Reported profit before tax excluding notable items	36,617	34,122	33,198
Currency translation[1]	—	59	(357)
Constant currency profit before tax excluding notable items	36,617	34,181	32,841
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(413)	N/A
Constant currency profit before tax excluding notable items and strategic transactions	36,617	33,768	N/A
1Currency translation on the reported balance excluding currency translation on notable items.
2For more details of strategic transactions, please refer to page 92.

Return on average ordinary shareholders’ equity, return on average tangible equity and return on average tangible equity excluding notable items
	2025	2024	2023
	$m	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	21,102	22,917	22,432
Impairment of goodwill and other intangible assets (net of tax)	144	118	43
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	21,246	23,035	22,475
Impact of notable items[1]	6,126	1,588	2,173
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	27,372	24,623	24,648
Equity
Average total shareholders’ equity	191,598	187,507	184,029
Effect of average preference shares and other equity instruments	(19,987)	(18,480)	(18,794)
Average ordinary shareholders’ equity	171,611	169,027	165,235
Effect of goodwill and other intangibles (net of deferred tax)	(12,040)	(11,626)	(11,480)
Average tangible equity	159,571	157,401	153,755
	%	%	%
Ratio
Return on average ordinary shareholders’ equity	12.3	13.6	13.6
Return on average tangible equity	13.3	14.6	14.6
Return on average tangible equity excluding notable items	17.2	15.6	16.0
1For details of notable items please refer to Supplementary financial information on page 88.
To better align our return on average tangible equity (‘RoTE’) excluding notable items measure with market practice, from our 2025 full-year results we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.

HSBC Holdings plc Annual Report on Form 20-F
108

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Alternative performance measures
The following table details the adjustments made to reported results by business segment:

Return on average tangible equity by business segment
	Year ended 31 Dec 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	9,576	6,705	11,386	4,367	(2,127)	29,907
Tax expense	(1,604)	(1,953)	(2,414)	(987)	182	(6,776)
Profit after tax	7,972	4,752	8,972	3,380	(1,945)	23,131
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(898)	(221)	(504)	(193)	(213)	(2,029)
Profit attributable to ordinary shareholders of the parent company	7,074	4,531	8,468	3,187	(2,158)	21,102
Other adjustments	339	210	(168)	64	(301)	144
Profit attributable to ordinary shareholders	7,413	4,741	8,300	3,251	(2,459)	21,246
Impact of notable items	9	45	717	226	5,129	6,126
Profit attributable to ordinary shareholders, excluding notable items	7,422	4,786	9,017	3,477	2,670	27,372
Average tangible shareholders’ equity	20,889	20,936	55,828	18,313	43,605	159,571
RoTE (%) (annualised)	35.5	22.6	14.9	17.8	(5.6)	13.3
RoTE (%), excluding notable items (annualised)	35.5	22.9	16.2	19.0	6.1	17.2

	Year ended 31 Dec 2024
Profit before tax	9,121	6,605	11,407	3,972	1,204	32,309
Tax expense	(1,219)	(1,844)	(2,734)	(781)	(732)	(7,310)
Profit after tax	7,902	4,761	8,673	3,191	472	24,999
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(944)	(225)	(487)	(158)	(268)	(2,082)
Profit attributable to ordinary shareholders of the parent company	6,958	4,536	8,186	3,033	204	22,917
Other adjustments	239	222	(427)	(46)	130	118
Profit attributable to ordinary shareholders	7,197	4,758	7,759	2,987	334	23,035
Impact of notable items	—	(9)	18	(34)	1,613	1,588
Profit attributable to ordinary shareholders, excluding notable items	7,197	4,749	7,778	2,953	1,946	24,623
Average tangible shareholders’ equity	19,199	19,010	54,819	19,019	45,354	157,401
RoTE (%) (annualised)	37.5	25.0	14.2	15.7	0.7	14.6
RoTE (%), excluding notable items (annualised)	37.5	25.0	14.2	15.5	4.3	15.6

Net asset value and tangible net asset value per ordinary share
	2025	2024	2023
	$m	$m	$m
Total shareholders’ equity	198,225	184,973	185,329
Preference shares and other equity instruments	(20,716)	(19,070)	(17,719)
Total ordinary shareholders’ equity	177,509	165,903	167,610
Goodwill and intangible assets (net of deferred tax)	(12,356)	(11,608)	(11,900)
Tangible ordinary shareholders’ equity	165,153	154,295	155,710
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held	17,140	17,918	19,006
Value per share	$	$	$
Net asset value per ordinary share	10.36	9.26	8.82
Tangible net asset value per ordinary share	9.64	8.61	8.19

Post-tax return and average total shareholders’ equity on average total assets
	2025	2024	2023
	$m	$m	$m
Profit after tax	23,131	24,999	24,559
Average total shareholders’ equity	191,598	187,507	184,029
Average total assets	3,198,379	3,062,474	3,059,887

Ratio	%	%	%
Post-tax return on average total assets	0.7	0.8	0.8
Average total shareholders’ equity to average total assets	5.99	6.12	6.01

HSBC Holdings plc Annual Report on Form 20-F
109

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Alternative performance measures

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers and expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale

	2025	2024	2023
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(3,850)	(3,414)	(3,447)
Currency translation	—	22	197
Constant currency	(3,850)	(3,392)	(3,250)
Average gross loans and advances to customers	975,905	952,484	955,585
Currency translation	12,891	23,848	30,056
Constant currency	988,796	976,332	985,641
Average gross loans and advances to customers, including held for sale	977,814	968,785	1,020,992
Currency translation	12,959	23,308	29,489
Constant currency	990,773	992,093	1,050,481

Ratio	%	%	%
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers (%)	0.39	0.35	0.33
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.39	0.34	0.31
Target basis operating expenses

Target basis operating expenses
	2025	2024
	$m	$m
Reported operating expenses	36,428	33,043
Notable items	(2,964)	(233)
– disposals, wind-downs, acquisitions and related costs	(502)	(199)
– restructuring and other related costs	(1,030)	(34)
– legal provisions[1,2]	(1,432)	—
Currency translation[3]	—	121
Excluding the constant currency impact of the sale of our business in Argentina and banking business in Canada[4]	—	(509)
Excluding the impact of retranslating prior year costs of hyperinflationary economies at a constant currency foreign exchange rate	—	56
Target basis operating expenses	33,464	32,478
1During 2025, a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
2During 2025, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard
L. Madoff Investment Securities LLC fraud.
3Currency translation on reported operating expenses, excluding currency translation on notable items.
4This represents the business as usual costs which are not classified as notable items relating to our business in Argentina and banking business in Canada, on a constant currency basis. This does not include the disposal costs which relate to these transactions.

HSBC Holdings plc Annual Report on Form 20-F
110

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Alternative performance measures
Basic earnings per share excluding material notable items and related impacts

Basic earnings per share excluding material notable items and related impacts
	2025	2024
	$m	$m
Profit attributable to shareholders of company	22,285	23,979
Coupon payable on capital securities classified as equity	(1,183)	(1,062)
Profit attributable to ordinary shareholders of company	21,102	22,917
Dilution and impairment losses of interest in associate	1,956	—
Legal provisions[2]	1,110	—
Impact of disposals, wind-downs, acquisitions and related costs	2,077	1,137
– of which: impact of the sale of our banking business in Canada[1]	1	(4,963)
– of which: impact of the sale of our business in Argentina	98	6,161
– of which: other strategic transactions[3]	1,978	(61)
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	26,245	24,054

Number of shares
Weighted average basic number of ordinary shares (millions) after deducting own shares held	17,427	18,357
Basic earnings per share ($)	1.21	1.25
Basic earnings per share excluding material notable items and related impacts ($)	1.51	1.31
Dividend per ordinary share (in respect of the period) ($)[4]	0.75	0.87
Dividend payout ratio (%) (dividend per ordinary share divided by basic earnings per share excluding material notable items and related impacts)	50%	50%
1Represents gain on sale of our banking business in Canada recognised on completion, inclusive of the earnings recognised by the banking business from 30 June
2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.
2During 2025, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard
L. Madoff Investment Securities LLC fraud.
3For the year ended 31 December 2025, this includes a loss of $1.5bn from the recycling of other reserves associated with the sale of retained home loan portfolio, after the sale of our retail banking operations in France. Additionally, it also includes the loss of $0.3bn recognised from the sale of our French and UK life insurance businesses.
4In 2024, dividend per share includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to
Royal Bank of Canada.

Multi-jurisdictional client revenue
Multi-jurisdictional client revenue is a financial metric we use to assess our ability to drive value from our international network.
In our wholesale businesses, we identify a client as multi-jurisdictional if they hold a relationship with us that generates revenue in any market outside of where the primary relationship is managed. A client is defined as a master group (HSBC’s own client groupings) that includes both the parent and, where relevant, any subsidiaries.
Multi-jurisdictional client revenue is a component of wholesale client revenue and represents the total client revenue we generate from multi-jurisdictional clients. Wholesale client revenue is derived by excluding from wholesale revenue the revenue we generate from Fixed
Income, Equities, Commodities, and non-cash foreign exchange, as well as other non-client revenue.

Wholesale multi-jurisdictional client revenue
	2025	2024
	$bn	$bn
Wholesale revenue	40.3	39.1
Allocated revenue and other[1]	(2.2)	(1.3)
Fixed Income, Equities, Commodities, and non-Cash FX	(6.4)	(5.6)
Wholesale client revenue	31.7	32.3
– clients banked in multiple jurisdictions (‘multi-jurisdictional’)	20.0	20.0
– domestic only clients[2]	11.7	12.3
1Including allocations of Market Treasury revenue, HSBC Holdings interest expense and hyperinflationary accounting adjustments, and interest earned on capital held in the business segment.
2The fall in wholesale client revenue from domestic only clients primarily reflected the sale of our businesses in Canada and Argentina in 2024, as well as the impact of lower interest rates.

HSBC Holdings plc Annual Report on Form 20-F
111

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Other information

111	Disclosure controls
111	Management’s assessment of internal controls over financial reporting
111	Regulation and supervision
116	Disclosures pursuant to Section 13(r) of the Securities Exchange Act

Disclosure controls
The Group CEO and Group CFO, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls
and procedures as at 31 December 2025. Based upon that evaluation, the Group CEO and Group CFO concluded that the disclosure controls and procedures at 31 December 2025 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities
Exchange Act of 1934, as amended, is recorded, processed,
summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.
Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s assessment of internal
controls over financial reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting for the year ended
31 December 2025. In making the assessment, management used the framework for internal control evaluation contained in the Financial
Reporting Council’s Guidance on Risk Management, Internal Control
and Related Financial and Business Reporting (September 2014), as
well as the criteria established by the Committee of Sponsoring
Organizations of the Treadway Commission (‘COSO’) in ‘Internal
Control-Integrated Framework (2013)’.
There have been no changes in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, HSBC
Holdings’ internal control over financial reporting.
Based on the assessment performed, management concluded that for the year ended 31 December 2025, the Group’s internal controls over financial reporting were effective.
PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December
2025, has also audited the effectiveness of the Group’s internal control over financial reporting as stated in their report on page 286.

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
A statement of our compliance with the provisions of the UK Corporate
Governance Code issued by the Financial Reporting Council and with the Hong Kong Corporate Governance Code set out in Appendix 14 to
the Rules Governing the Listing of Securities on HKEX can be found in the ‘Corporate Governance Report: Statement of Compliance’ on page
284.
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
The UK's Prudential Regulation Authority (‘PRA’) is the HSBC Group’s
consolidated lead regulator. HSBC Holdings is approved by, and directly responsible to the PRA for ensuring the HSBC Group meets
consolidated prudential requirements. The Group‘s other lead UK regulator, the FCA, supervises 11 of HSBC’s entities in the UK, including six where the PRA is responsible for those entities‘ prudential supervision. The FCA maintains global oversight of the Group’s management of financial crime risk in the exercise of its wider powers under the Financial Services and Markets Act 2000, and through the exercise of direct supervisory powers over HSBC Holdings. In addition, and as required under relevant local laws, each operating bank, finance company and insurance operation within HSBC is regulated by relevant local regulatory authorities.
UK regulation and supervision
The UK‘s financial services regulatory structure is chiefly comprised of three regulatory bodies: the Bank of England ('BoE'); the PRA; and the
FCA.
The BoE is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability. This is largely affected through the Financial Policy Committee, a statutory body.
The BoE conducts micro-prudential regulation and supervision of financial services firms through the PRA (also a statutory body), and in addition to its wider role as the UK’s central bank, the BoE is the UK resolution authority responsible for taking action to manage the failure of certain types of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities (‘MREL‘), through the Banking Act and the Bank Recovery and
Resolution (Amendment) Regulations 2025.
These include own funds and liabilities that can be written down or converted into equity capital to absorb losses or recapitalise a bank in the event of its failure. These requirements are based on the resolution strategy for the Group, as agreed by the BoE in consultation with our local regulators.
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

HSBC Holdings plc Annual Report on Form 20-F
112

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Other information
UK banking and financial services institutions are subject to numerous laws and regulations, plus related regulatory rules, guidance and expectations. The primary UK statute in this context is the Financial
Services and Markets Act 2000, as amended and supplemented by subsequent legislation and statutory instruments, in addition to EU financial services legislation that has been assimilated into UK law pursuant to the European Union (Withdrawal) Act 2018, as amended
(‘EUWA’). In 2023, the Financial Services and Markets Act 2023
(‘FSMA 2023’) was passed creating a new set of regulatory
frameworks, providing powers to HM Treasury and the UK’s financial services regulators to revoke and replace EU ’assimilated’ law and to establish new objectives, and accountability frameworks.
The PRA and FCA are together responsible for authorising and supervising all our operating businesses in the UK that require authorisation under the Financial Services and Markets Act 2000.
These include deposit-taking, retail banking, consumer credit, life and general insurance, pensions, investments, mortgages, custody and share-dealing businesses, and treasury and capital markets activity.
The FCA is also responsible for promoting effective competition in the interests of consumers, and an independent subsidiary of the FCA, the
Payment Systems Regulator, is the economic regulator of payment systems in the UK. Additionally, the Competition and Markets Authority
(CMA) is responsible for promoting competitive markets in the UK. It can investigate aspects of the financial services sector where HSBC operates, and take action against firms where it sees fit. The CMA and
FCA have established a Memorandum of Understanding for regulatory coordination between the authorities.
The PRA and FCA set the minimum standards for authorising banks and financial institutions engaged in regulated activities. In the UK, both regulators may object—on prudential grounds—to any individual or entity seeking to acquire, or holding, 10% or more of the voting rights or shares in a regulated institution or its parent. The PRA supervises
HSBC on a consolidated basis, receiving capital adequacy information and establishing group-wide requirements. It also conducts stress tests across HSBC’s UK entities and the broader Group. Meanwhile, each banking subsidiary within the Group is overseen by its respective local regulator, which sets and monitors its capital adequacy standards.
The Group complies with capital requirements under the UK Capital
Requirements Legislative Package, which includes on-shored EU
Regulation No. 575/2013 (as amended), the PRA Rulebook, and UK law implementing the Capital Requirements Directive.
The UK introduced the initial set of Basel 3.1 reforms in January 2022, targeting risk-weighted assets (‘RWAs’) for counterparty risk, equity investments in funds and market risk, and the leverage ratio. The PRA subsequently released two near-final rule packages for the second tranche: the first in December 2023, covering market risk, credit valuation adjustment, and operational risk; and the second in
September 2024, addressing credit risk, the output floor and requirements for reporting and disclosures. Additionally, the PRA also published the first of two proposals to modify the Pillar 2A capital framework and capital communications.
The PRA initially planned to implement the second tranche of Basel 3.1 on 1 January 2026, with a four-year phase-in for the output floor. In
January 2025, this was deferred to 1 January 2027 to align with US timelines, and the output floor phase-in was reduced to three years.
Following the UK Government’s announcement of its 10-year Financial
Services Growth and Competitiveness Strategy in July 2025, the 1
January 2027 implementation date was confirmed for credit risk, operational risk, credit valuation adjustment, and non-modelled market risk. A further one-year extension was proposed for the internal model approach to market risk, moving its implementation to 1 January 2028.
The Group is also subject to liquidity requirements, namely the Liquidity
Coverage Ratio (‘LCR’) and the Net Stable Funding Ratio (‘NSFR’) as set
out in the Liquidity Coverage Ratio (CRR) and Liquidity (CRR) Parts of
the PRA Rulebook respectively.
The PRA and FCA monitor authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential, conduct of business and financial crime matters.
They may also obtain independent reports from a Skilled Person on the adequacy of procedures and systems covering internal controls and governing records and accounting. The PRA meets the Group’s senior executives regularly to discuss our adherence to its prudential requirements. In addition, both the PRA and FCA regularly discuss with relevant management fundamental matters relating to our business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition, organisational changes, succession planning and recovery and resolution
arrangements.
Hong Kong regulation and supervision
The Banking Ordinance provides the legal framework for banking supervision in Hong Kong. Section 7(1) of the Ordinance provides that the principal function of the Hong Kong Monetary Authority (‘HKMA’) is to ‘promote the general stability and effective working of the banking system’. The HKMA seeks to establish a regulatory framework in line with international standards, in particular those issued by the Basel
Committee on Banking Supervision (‘Basel‘) and the Financial Stability
Board (‘FSB’). The objective is to maintain a prudential supervisory system that underpins the general stability and effective working of the banking system, while at the same time providing sufficient flexibility for authorised institutions to take commercial decisions. Under the
Banking Ordinance, the HKMA is the licensing authority responsible for the authorisation, suspension, and revocation of authorised institutions.
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
The HKMA follows international practices as recommended by Basel to supervise authorised institutions. Under the Banking Ordinance, the
HKMA imposes capital requirements on authorised institutions through the Banking (Capital) Rules, liquidity requirements through the Banking
(Liquidity) Rules and large exposure limits through the Banking
(Exposure Limits) Rules. These rules take into account the latest standards set by Basel. In December 2023, the HKMA published final rules for the implementation of the Basel 3.1 standards, which became effective on 1 January 2025.
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
To enhance the exchange of supervisory information and cooperation, the HKMA has entered into Memoranda of Understanding (’MoU’) or other formal arrangements with a number of banking supervisory authorities within and outside Hong Kong, including Singapore. The marketing of, dealing in, and provision of advice and asset management services in relation to securities and futures in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong
Kong. Entities engaging in activities regulated by the Ordinance
(including HSBC) are required to be licensed or registered with the
Securities and Futures Commission (‘SFC’). The HKMA is the front-line regulator for banks involved in the securities and futures business.
The HKMA and the SFC work very closely to ensure that there is an open market with a level playing field for all intermediaries in the securities industry of Hong Kong.
Among other functions, the Securities and Futures Ordinance vests the
SFC with powers to set and enforce market regulations, including investigating breaches of rules and market misconduct and taking appropriate enforcement action.

HSBC Holdings plc Annual Report on Form 20-F
113

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Other information
The SFC is responsible for licensing and supervising intermediaries conducting SFC-regulated activities, such as investment advisers, fund managers, brokers, trustees and custodians. Additionally, the SFC sets standards for the authorisation and regulation of investment products, and it reviews and authorises offering documents of retail investment products to be marketed to the public.
To promote proper conduct and increase awareness of individual responsibility and accountability, the SFC introduced and implemented the Manager-In-Charge (‘MIC’) regime in Hong Kong. The MIC regime applies to senior individuals of licensed corporations responsible for managing core functions within financial services businesses supervised by the SFC. The regime required SFC-licensed corporations to review their organisational structure and the roles of senior management and their responsible officers in light of the SFC’s classification of core functions within licensed corporations and its guidelines on identifying MIC of core functions. The regime also imposes reporting requirements on SFC-licensed corporations.
Similar to the SFC, the HKMA launched its Management Accountability
Initiative, which is aimed at increasing the accountability of the senior management of Hong Kong registered institutions (‘RIs’) i.e. Hong
Kong banks registered to carry on one or more regulated activities under the SFO. The Management Accountability Initiative clarified the
HKMA’s expectations on the responsibility and accountability of RIs’
senior management, and enhanced its information-gathering on RIs’
regulated activities, while requiring RIs to better identify lines of responsibility and accountability for their regulated activities.
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
Pursuant to the statutory regulatory regime for insurance intermediaries under the Insurance Ordinance, the IA has delegated its inspection and investigation powers to the HKMA in relation to the insurance-related businesses of authorised institutions in Hong Kong, which aims to minimise possible regulatory overlap.
Under the statutory regime for the regulation of Mandatory Provident
Fund (‘MPF’) intermediaries, the Mandatory Provident Fund Schemes
Authority is the lead regulator in respect of regulation of MPF intermediaries whereas the HKMA, the IA and the SFC are the front-
line regulators of the MPF intermediaries.
The Financial Institutions (Resolution) Ordinance (‘FIRO‘) established the legal basis for a cross-sector resolution regime in Hong Kong under which the HKMA is the resolution authority for banking sector entities, including all authorised institutions. The HKMA is also designated as the lead resolution authority for the cross-sectoral groups in Hong Kong that include banking sector entities within the scope of the FIRO. The
HKMA’s function as a resolution authority is undertaken by the
Resolution Office within the HKMA. The Resolution Office is
operationally independent and has a direct reporting line to the chief executive of the HKMA.
For resolution to be both feasible and credible, the HKMA requires authorised institutions to be organised and managed at all times in a way that facilitates the effective use of its resolution powers in the event of their failure or likely failure. Institutions must comply with
HKMA resolution standards, which support resolution planning and address barriers to resolvability. Key requirements include regular submission of core data to the Resolution Office, maintaining adequate loss-absorbing capacity, ensuring liquidity and funding during resolution, operational continuity, contractual recognition of suspension of termination rights, and continuity of access to financial market infrastructure services.
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
Under regulations implemented by the FRB, if any financial holding company, or any depository institution controlled by a financial holding company, ceases to meet certain capital or management standards, the
FRB may impose corrective capital and/or managerial requirements on the financial holding company and place limitations on its ability to conduct the broader financial activities permissible for financial holding companies. In addition, the FRB may require divestiture of the holding company’s depository institutions, or its affiliates engaged in broader financial activities in reliance on the Gramm-Leach-Bliley Act if the deficiencies persist.
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
The two US banks, HSBC Bank USA and HTCD, are subject to
regulation and examination primarily by the OCC. HSBC Bank USA and
HTCD are subject to additional regulation and supervision by the FDIC, the CFPB and the FRB. Banking laws and regulations restrict many aspects of their operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters.
In 2019, the FRB and other US banking regulators introduced the
Tailoring Rules, which refine the application of enhanced prudential standards for large US banking organisations and the US operations of certain foreign banks. Under these rules, institutions with $50 billion or more in total US assets are categorised into five groups (Categories I–

HSBC Holdings plc Annual Report on Form 20-F
114

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Other information
IV and ‘Other Firms’) according to factors such as asset size, cross-
jurisdictional activity, short-term wholesale funding reliance, non-bank asset size, and off-balance sheet exposures.
As of 1 January 2026, HNAH remains classified as a Category IV firm, subject to the specific enhanced prudential standards for this category.
HSBC Bank USA is also required to comply with the regulatory capital and liquidity requirements applicable to Category IV firms.
HNAH, HSBC USA Inc. (‘HUSI’) and HSBC Bank USA (‘HBUS’) are
required to maintain minimum capital ratios (exclusive of any capital buffers), including a minimum Tier 1 leverage ratio of 4%, and a minimum total risk-based capital ratio of at least 8%. HNAH, HUSI and
HBUS each calculate their risk-based capital requirements as Non-
Advanced Approaches banks in accordance with the Basel III rules as adopted by US banking regulators. Over and above the minimum risk-
based requirements, HNAH is subject to a Stress Capital Buffer (‘SCB’), which is floored at 2.5% and is recalibrated every other year unless
HNAH opts to be subject to supervisory stress testing by the FRB during an ‘off year’. HUSI and HBUS continue to be subject to the static
2.5% capital conservation buffer (‘CCB‘). Compliance with the SCB/
CCB does not represent minimum requirements, but rather a
necessary condition to allow capital distributions and discretionary bonus payments.
In 2023, US banking regulators proposed changes to the regulatory capital rules applicable to US banks, BHCs and IHCs, including HNAH,
HSBC USA Inc. and HSBC Bank USA. The 2023 proposal has not yet been finalised, and as of December 2025, a re-proposal of the rule changes, rather than a finalised version of the 2023 proposal, is expected to be issued, likely sometime in early 2026.
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
As part of CCAR, HNAH is required to submit an annual capital plan to the FRB on or before 5 April of each year. Category IV firms may opt into CCAR supervisory stress testing in an ‘off year’ in order to recalibrate their SCB, based on their most recent supervisory stress test. The SCB equals (i) a firm‘s projected decline in common equity tier
1 under the supervisory severely adverse stress testing scenario plus
(ii) one year of planned common stock dividends. HNAH’s SCB
requirement effective from 1 October 2025 is 5.1%, unchanged from
2024.
HNAH already utilises an internal capital assessment approach that is analogous to the SCB and continues to review the composition of its capital structures and capital buffers in light of these developments.
Under the Tailoring Rules, certain US banking organisations are subject to heightened liquidity and risk management requirements, including the US LCR and NSFR. Category IV firms whose weighted short term wholesale funding equals or exceeds $50bn, including HNAH, are subject to a less stringent US LCR and NSFR modified regulatory requirement. As a result, under the modified US LCR requirement, a
LCR of 100% or higher reflects an unencumbered HQLA balance that is equal to or exceeds 70% of the firm’s liquidity needs (net cash outflows) for a 30-calendar day liquidity stress scenario.
Under the modified US NSFR requirement as applied to HNAH, a NSFR of 100% or more reflects an available stable funding balance from liabilities and capital over the next 12 months that is equal to or exceeds 70% of the firm’s required stable funding amount for assets and off-balance sheet exposures. As a Category IV firm, HNAH is also subject to tailored liquidity risk management and liquidity buffer requirements, as well as liquidity stress testing on a quarterly basis.
Section 165(d) of the Dodd-Frank Act requires designated financial institutions, including foreign bank holding companies such as HSBC
Holdings plc (HSBC Group), to periodically submit a resolution plan to the FDIC and Federal Reserve. This plan outlines the strategy for the rapid and orderly resolution of their U.S. operations under the U.S.
Bankruptcy Code in the event of material financial distress or failure.
Following the transition of HSBC Group’s US Operations from Category
III to Category IV, HSBC Holdings now qualifies for triennial reduced filings. The last reduced resolution plan was submitted in July 2025, with the next submission due 1 July, 2028. In July 2024, the FDIC finalised a rule requiring insured depository institutions (IDIs) with total assets of $100 billion or more to submit resolution plans (the ‘IDI plan’).
The rule revises existing requirements concerning the content and timing of full resolution submissions and interim supplements, in the off years and enhancing the FDIC’s preparedness for potential distress or failure of large IDIs. It also strengthens the assessment of submission credibility, broadens expectations for engagement and capabilities testing, and clarifies the FDIC’s approach to review, feedback, and enforcement of compliance. HSBC Bank USA continues to be required to submit an IDI Plan every three years and would become subject to increased content requirements and an emphasis on capabilities testing and engagement with the FDIC. In April 2025, the FDIC waived several of the substantive requirements associated with all IDI Plan submissions due in July 2025, and, in December 2025, extended that waiver for certain IDI Plan submissions due in 2026, including HSBC Bank USA's full IDI Plan. In December 2025, the FDIC indicated that it intends to consider further changes to its resolution plan requirements in 2026. As a result, the future of these
requirements is uncertain. HSBC Bank USA submitted an interim supplement on 1 July 2025, while its next full IDI Plan submission is due by 1 July 2026.
In Q4 2024, the Office of the Comptroller of the Currency (OCC) issued guidelines establishing recovery planning standards for certain financial institutions, effective 1 January 2025. These requirements apply to insured national banks, Federal savings associations, and Federal branches with average total consolidated assets of $100 billion or more.
HSBC Bank USA became subject to these standards, with compliance deadlines set for 1 January 2026 (overall recovery plan) and 1 January
2027 (scenario testing). HSBC Bank USA submitted its recovery plan in
December 2025, in line with the Guideline. In October 2025, the OCC proposed rescinding the recovery planning guidelines; however, as no final rule has been issued, the requirement for the 1 January 2027 submission remains uncertain.
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
Pursuant to Title VII of the Dodd-Frank (‘Title VII’), the SEC and CFTC
have adopted extensive requirements to regulate over-the-counter
(‘OTC’) derivatives, including, among other requirements, registration for swap dealers, major swap participants, security-based swap (‘SBS’)
dealer and major SBS participants, mandatory clearing and trade execution of certain OTC derivatives, position limits for certain physical positions and economically equivalent swaps, real-time public and regulatory trade reporting, business conduct, enhanced documentation, supervision, recordkeeping, and financial reporting requirements.
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
Pursuant to Title VII, the US prudential regulators adopted margin requirements for non-cleared swaps and SBS for prudentially regulated swap dealers and SBS dealers, such as HSBC Bank USA and HSBC
Bank plc. Subject to certain exceptions, the margin rules require HSBC
Bank USA and HSBC Bank plc to collect and post initial and variation

HSBC Holdings plc Annual Report on Form 20-F
115

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Other information
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
Dodd-Frank also expanded the extra-territorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the anti-fraud provisions in the Securities Act, the Securities Exchange
Act of 1934 and the Investment Advisers Act of 1940.
In addition, regulations could affect the nature of the activities that our
FDIC-insured depository institution subsidiaries may conduct, and may impose restrictions and limitations on the conduct of such activities.
The implementation of the remaining Dodd-Frank provisions could result in additional costs, or limit or restrict the way we conduct our business in the US.
EU Regulation and supervision
HSBC Continental Europe (‘HBCE’), headquartered in France, is the parent company of all HSBC European subsidiaries. In accordance with provisions of the Capital Requirements Directive (‘CRD’), HBCE is an
Intermediate Parent Undertaking (‘IPU’) for HSBC's European
subgroup, centralising all coordination and requests to the unique Joint
Supervisory Team (‘JST‘) and the unique Internal Resolution Team
(‘IRT‘), made up respectively of the European Central Bank (‘ECB‘) and the national supervisory authorities on the one hand, and the Single
Resolution Board (‘SRB‘) and the national resolution authorities on the other. In particular, HBCE will have to submit consolidated reports directly onto the portal of the French resolution authority (ACPR), as the host authority of HBCE.
At the end of 2025, HBCE operated ten branches in the following jurisdictions: Belgium, Czech Republic, Germany, Ireland, Italy,
Luxembourg, Netherlands, Poland, Spain and Sweden with two
principal subsidiaries, HSBC Bank Malta plc (‘HBMT’) and HSBC Private
Bank (Luxembourg) SA (‘PBLU’) following further transformation in
2022 and 2023 to support HBCE’s role as the Group’s EU IPU.
The revised Capital Requirements Regulation (‘CRR3’) implementing
EU’s Basel 3.1 package entered into force on 1 January 2025; however, the market risk framework was delayed. In June 2025, the European
Commission (‘EC’) announced a further one-year delay to market risk implementation to 1 January 2027. The one-year delay aims to ensure that implementation in Europe is aligned to other major jurisdictions.
Furthermore, the European Banking Authority (‘EBA’) continues to publish technical standards in line with its mandate to develop 140 technical standards.
In June 2024, the EU adopted amendments to the Capital
Requirements Directive (‘CRD6’) which EU member states are in the process of transposing. While CRR3 and most CRD6 provisions apply solely to HSBC’s European subsidiaries, CRD6 Article 21c introduces restrictions on cross-border services offered by non-EU banking entities to EU clients, with certain exemptions. Such cross-border restrictions will generally come into effect in January 2027, although precise effective dates will vary across EU member states.
Global and regional prudential and other
regulatory developments
The Group operates under the oversight of numerous regulatory authorities and agencies. Regulatory changes are introduced both at the national level and by global organisations such as Basel, FSB and the
G20. These global standards are subsequently adopted by individual countries.
We are subject to regulatory stress testing across multiple jurisdictions, with increasing frequency and more detailed data requirements from supervisors. These include programmes from the BoE, FRB (see ‘US regulation and supervision’), OCC, EBA, ECB, HKMA, and other authorities. For further information, refer to ‘Stress testing’ on page
120. Details on prudential changes are available in the ‘Regulatory developments’ section on page 7 of the Pillar 3 Disclosures as at 31
December 2025.
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
Given the geographical footprint of the HSBC Group, resolution authorities have determined that HSBC has three resolution groups that together account for over 92% ($817bn) of the Group’s consolidated
RWAs ($889bn): The Asia resolution group ('ARG'), the European resolution group ('ERG') and the US resolution group ('USRG'). As a result, HSBC is overseen by various regulators and resolution authorities including its lead global regulators and resolution authority, the BoE and the PRA and a number of host regulators and resolution authorities. Examples include the European SRB, the HKMA, FRB,
FDIC and OCC. These host resolution authorities have statutory resolution group powers which could be applied to subsidiaries of the
HSBC Group in their jurisdictions. The application of these local statutory resolution powers may result in one or more individual resolution authorities leading to a local resolution of the subsidiaries within their jurisdiction.
This may or may not result in such subsidiaries ceasing to be part of the
HSBC Group, depending on the drivers of failure and the resolution powers exercised by the relevant resolution authority.

HSBC Holdings plc Annual Report on Form 20-F
116

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Other information
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
The RAF requires HSBC to prepare a report on the HSBC Group’s assessment of its resolvability, which must be submitted to the BoE on a periodic basis as requested by the BoE. HSBC Group submitted its second report to the BoE in October 2023. In August 2024, HSBC made its second public disclosure on its resolvability, which summarised the key findings from the second RAF Self-assessment. In line with the previous BoE RAF cycle, alongside HSBC's disclosure, the
BoE also disclosed its own assessment of UK banks’ resolvability, including HSBC, against expectations set out in the RAF.
Regular engagement with the BoE and PRA is maintained on Recovery and Resolution Planning topics. HSBC continues to engage with the
BoE, PRA and its global regulators in other jurisdictions to help ensure that it meets current and future recovery and resolution requirements.
Financial crime regulation
HSBC is committed to preventing our products and services from being exploited for criminal activity. We do this because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate and the integrity of the financial system on which we all rely. We recognise that financial institutions are inherently exposed to financial crime risk, which cannot be mitigated in its entirety. We employ a risk-based approach to managing our exposure by focusing our resources in a manner that is proportionate to the level of financial crime risk inherent in our business strategy and operating model. We remain committed to conducting our activities in accordance with all applicable financial crime laws and regulations in the markets in which we operate, the expectations of our regulators, measures associated with corporate criminal liability, and our own risk appetite.
HSBC has an established financial crime risk management programme that is applicable across all global businesses and functions, and all countries and territories in which we operate. This enables the bank and its staff to detect, analyse, investigate, report and mitigate the risk of HSBC facilitating or being used to facilitate financial crime, including bribery and corruption, fraud, money laundering, terrorist financing and proliferation financing, tax evasion, sanctions and export control violations and evasion.
HSBC could be subject to heightened commercial, operational, regulatory, reputational and market risks resulting from sanctions, trade restrictions and other regulatory changes related to foreign policy or national security concerns, as well as shifts in the geopolitical landscape. These risks may increase or evolve due to changing geopolitical dynamics, economic uncertainties, strategic competition in technology, and political instability and conflicts. HSBC has developed a comprehensive compliance framework to seek to manage sanctions and other financial crime risks. It is designed to identify and respond to changes in financial crime laws and regulations affecting the Group, to identify and address exposure that may arise from the activities of the
Group, while fostering a strong compliance culture. This is supported through an extensive training programme aimed at equipping HSBC employees with the knowledge and skills necessary to maintain high standards of compliance.
Technical and digital innovation in how we engage with customers and the services we provide to them continue at pace. Considering the dynamic and changing environment, including the increasing use of alternative (including digitised) payment methods and technologies,
HSBC continues to shape its risk appetite and enhance its control framework to detect, deter and disrupt financial crime more effectively, increasing its use of intelligence-led technologies and artificial intelligence to monitor customers for unusual or suspicious activity.
HSBC also maintains clear whistleblowing policies and processes, to enable individuals to report concerns confidentially.

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
There was no measurable gross revenue in 2025 under those
guarantees and counter indemnities. We do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure. We are seeking to cancel all relevant guarantees and counter indemnities, and do not currently intend to provide any new guarantees or counter indemnities involving Iran. No guarantees were cancelled in 2025, and approximately 14 remain outstanding.
Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
We act as the trustee and administrator for a pension scheme involving employees of a U.S.-sanctioned Iranian bank in Asia. Under the rules of this scheme, we accept contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. We run and operate this pension scheme in
accordance with applicable laws and regulations. Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during 2025, was approximately $2,224.
For the Iranian bank-related activity discussed above, we do not allocate direct costs to fees and commissions and, therefore, have not disclosed a separate net profit measure.
We currently intend to continue to wind down the above activities, to the extent legally permissible, and not enter into any new such activity.
Activity related to U.S. Executive Order
13224
We have a corporate customer in Asia that was designated under
Executive Order 13224 in 2025. Immediately following the designation, and prior to the accounts being restricted, we processed two low-value local currency domestic payments for the customer.
We had an individual customer in Europe that was designated under
Executive Order 13224 in 2021. The relationship was exited in 2025 and, as part of the exit process, we wrote off a de minimis local currency balance owed by the customer.
We had an individual customer in Latin America that was designated under Executive Order 13224 in 2025. Shortly following the designation and before the account was restricted, we processed three small local currency domestic payments for our customer.

HSBC Holdings plc Annual Report on Form 20-F
117

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Other information
We had an individual customer in the Middle East that was designated under Executive Order 13224 in 2021. The customer’s accounts were restricted at the time of designation and the relationship was exited during 2025. As part of the exit process, we returned the customer’s funds to the customer.
During 2025, as part of the settlement of the estate of a deceased customer in the Middle East, we processed a local currency domestic payment from the deceased customer’s account to an individual designated under Executive Order 13224 who acted as representative for the deceased customer’s heirs.
We have individual and corporate customers in the Middle East that, during 2025, made local currency cheque payments for the rental of property to a corporate entity designated under Executive Order 13224.
We processed these cheques on behalf of our customers.
During 2025, pursuant to general licences issued by the U.S.
Department of the Treasury’s Office of Foreign Assets Control, we
processed a small number of low-value U.S. dollar payments to the account of a non-designated non-governmental organisation held at a financial institution designated under Executive Order 13224 and one
U.S. dollar payment from an entity designated pursuant to Executive
Order 13224 to a non-designated corporate customer of HSBC.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2025.
Activity related to U.S. Executive Order
13382
We had a corporate customer in Asia that was designated under
Executive Order 13382 in 2025. Immediately following the designation, and prior to the accounts being restricted, we processed two payments for the customer. The relationship was exited in 2025 and, as part of the exit process, we returned the customer’s funds to the customer.
For this activity, there was no measurable gross revenue or net profit to
HSBC during 2025.
Other activity
We have a non-Iranian insurance company customer in the Middle East that, during 2025, made local currency domestic payments for the reimbursement of medical treatment to a hospital located outside Iran that is owned by the Government of Iran. We processed these
payments from our customer to the hospital.
We have three customers in the Middle East that, during 2025, made local currency domestic payments for medical treatment to a hospital located outside Iran that is owned by the Government of Iran. We processed these payments from our customers to the hospital.
We have three corporate customers in the Middle East that, during
2025, received local currency cheques from a hospital located outside
Iran that is owned by the Government of Iran. We processed the cheques from the hospital to our customers.
We have individual and corporate customers in the Middle East that, during 2025, received local currency cheques from an insurance company located outside Iran that is owned by the Government of Iran.
We processed these cheques from the insurance company to our customers.
We have individual and corporate customers in Europe that, during
2025, made local currency domestic payments to, or received such payments from, an Iranian embassy. Generally, these customers appear to receive consular or other services provided by the embassy or provide goods and services that support the conduct of the official business of the embassy. We processed these payments between our customers and the Iranian embassy.
We have an individual customer in Europe that is employed by a bank located outside Iran that is owned by the Government of Iran. During
2025, we processed local currency salary payments received via a bank that is not owned by the Government of Iran to our customer. We are in the process of exiting the customer.
During 2025, we processed two low value local currency payments to a pension fund in Europe from an account held at a non-designated financial institution by an insurance company located outside Iran that is owned by the Government of Iran.
For these activities, there was no measurable gross revenue or net profit to HSBC during 2025.
Frozen accounts and transactions
We maintain several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed, authorised, or otherwise related to the maintenance of such accounts as consistent with applicable law, took place during 2025. There was no measurable gross revenue or net profit to HSBC during 2025 relating to these frozen accounts.

HSBC Holdings plc Annual Report on Form 20-F
118

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk
review
Our risk review outlines our approach to risk
management, how we identify and monitor top
and emerging risks, and the actions we take to
mitigate them. In addition, it explains our
material banking risks, including how we
manage capital.

119	Our approach to risk
121	Top and emerging risks
126	Risk factors
138	Our material banking risks
140	Credit risk
189	Treasury risk
200	Market risk
203	Climate risk
213	Resilience risk
213	Regulatory compliance risk
214	Financial crime risk
214	Model risk
215	Insurance manufacturing operations risk

HSBC Holdings plc Annual Report on Form 20-F
119

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Our approach to risk
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
The implementation of our business strategy remains a key focus. As we deliver change initiatives, we seek to actively manage the execution risks. We also perform periodic risk assessments, including against strategies, to help ensure retention of key personnel for our continued
safe operation.

Our risk management framework
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our Risk Management Framework (‘RMF’), including the key principles and practices that we employ in managing material risks, both financial and non-financial.
The RMF sets out in a consistent way how we identify, assess and manage the risks that matter the most with respect to our ability to operate, grow, and meet external commitments. It translates our strategy, values and commitments into practical actions and risk-based decisions.
Our Group Risk and Compliance function is responsible for the Group’s
RMF. Independent from the business segments, including our sales and trading functions, it provides challenge, oversight and appropriate balance of risk and reward in decision-making. Its responsibility includes establishing global policy, monitoring risk profiles, and identifying and managing forward-looking risk.
Our people are responsible for managing both financial and non-
financial risk, including regulatory compliance and financial crime risks.
They are required to manage the risks of the business and operational activities for which they are responsible. We maintain adequate oversight of our risks through our various specialist risk stewards and the collective accountability held by our chief risk officers (‘CROs’) and chief risk and compliance officers (‘CRCOs’). We seek to maintain a sound control environment and regularly test and monitor our controls, which aim to prevent risks from materialising, detect when they do, and recover and learn from issues in a timely manner within our risk appetite.

Our risk appetite
Our risk appetite defines the level and types of risk that we are willing to take to achieve our strategic objectives.
The Board approves the Group’s risk appetite and reviews it regularly to help ensure it remains fit for purpose.
Our enterprise-wide risk appetite is expressed holistically through various risk management mechanisms and activities, in both
quantitative and qualitative terms and is formally articulated through our
Risk Appetite Statement (‘RAS’).
The Group’s risk appetite is established considering:
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
Performance against the Group’s RAS is reported to the Group Risk
Management Meeting to support targeted insight and discussion of breaches of risk appetite and any associated mitigating actions. This reporting helps risks to be promptly identified and mitigated and informs risk-adjusted remuneration to drive a strong risk culture.
Each principal subsidiary and material operating entity is covered by a
RAS, and their alignment with the Group’s RAS is monitored.

Our risk governance
The Board has ultimate supervisory responsibility for the effective management of risk.
The Group Chief Risk and Compliance Officer (‘GCRCO’), supported by members of the Group Risk Management Meeting, holds executive accountability for the ongoing monitoring, assessment and
management of the risk environment and the effectiveness of the risk management framework.
The GCRCO is also responsible for the oversight of reputational risk, with the support of the Group Reputational Risk Committee. Further details can be found under the ‘Reputational risk’ section of
www.hsbc.com/who-we-are/esg-and-responsible-business/managing-
risk.
Day-to-day responsibility for risk management is delegated to senior managers with individual accountability for decision making.
We use a defined executive risk governance structure to help enable appropriate oversight and accountability of risk, which facilitates reporting and escalation to the Group Risk Management Meeting. This structure is summarised in the following table.

HSBC Holdings plc Annual Report on Form 20-F
120

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Our approach to risk

Governance structure for the management of risk and compliance
Authority	Membership	Responsibilities include:
Group Risk Management Meeting	GCRCO Group Chief Legal Officer Group CEO Group CFO All other Group Operating Committee members
–Supporting the GCRCO in exercising Board-delegated risk management authority
–Overseeing the implementation of risk appetite and the risk management framework
–Forward-looking assessment of the risk environment, analysing possible risk impacts and taking appropriate action
–Monitoring all categories of risk and determining appropriate mitigating action
–Promoting a supportive Group culture in relation to risk management and conduct

Group Risk and Compliance Leadership Meeting	GCRCO CRCOs of HSBC’s business segments Regional CRCOs and CROs Heads of Global Risk and Compliance sub-functions
–Supporting the GCRCO in providing strategic direction for the Group Risk and
Compliance function, setting priorities and providing oversight
–Overseeing a consistent approach to accountability for, and mitigation of, risk and compliance across the Group

Global business/regional risk management meetings	Global business/regional CRCOs and CROs Global business/regional CEOs Global business/regional CFOs Global business/regional heads of global functions
–Supporting the GCRCO in exercising Board-delegated risk management authority
–Forward-looking assessment of the risk environment
–Implementation of risk appetite and the risk management framework
–Monitoring all categories of risk and overseeing appropriate mitigating actions
–Embedding a supportive culture in relation to risk management and controls

ÑThe Board committees with responsibility for oversight of risk-related matters are set out on page 228.
ÑTreasury risks, excluding pension and insurance risks, are the responsibility of the Group Finance Management Meeting and the Group Risk Committee. Global
Treasury actively manages these risks, supported by the Holdings Asset and Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury
Risk Management and Risk Management Meetings. Further details on treasury risk management are set out on page 189.

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
effectively.
Stress testing
Our stress testing programme assesses potential financial risks to our business model, and forms part of our risk management and capital and liquidity planning. As well as undertaking regulatory-driven stress tests, we conduct our own internally defined stress tests to understand the nature of our potential vulnerabilities, quantify their impact, and develop plausible mitigating actions. The outcome of a stress test provides management with key insights into the impact of severely adverse events on the Group and provides an indication to regulators of the
Group’s resilience to shocks and any consequences for financial stability.
Our internal capital assessment uses a range of stress scenarios that explore systemic risks, as well as other potential events that are idiosyncratic to HSBC.
During 2025, we completed a Group-wide internal stress test of the
Group’s strategy and corporate plan. The stress scenario assessed the impact of the ongoing trade policy uncertainty, including tariffs and geopolitical conflicts which remain key risks for the global economy.
In addition to the Group-wide stress testing scenarios, each principal subsidiary conducts regular macroeconomic and event-driven scenario analysis specific to its region. They also participate, as required, in the regulatory stress testing programmes of the jurisdictions in which they operate, including stress tests required by the Bank of England (‘BoE’)
in the UK, the Federal Reserve Board (‘FRB’) in the US, and the Hong
Kong Monetary Authority (‘HKMA’) in Hong Kong.
We also conduct reverse stress tests each year at the Group level and, where required, at a subsidiary entity level to understand potential extreme conditions that would make our business model non-viable.
Reverse stress testing identifies potential stresses and vulnerabilities we might face, and helps inform early warning triggers, management actions and contingency plans designed to mitigate risks.
ÑFor further details of our stress testing and recovery and resolution planning, see ‘Stress testing and recovery and resolution planning’ on page 190.

Key developments in 2025
In 2025, we continued to manage risks related to macroeconomic and geopolitical uncertainties and develop risk management capabilities through the continued enhancement of our risk management
framework. We work to maintain and build stronger relationships with regulators and other external stakeholders to support our business and customer objectives. We retained our focus on risk transformation and financial crime and continued to assess the Group’s operational resilience capability while prioritising the most significant enterprise risks. More specifically, we sought to enhance our risk management in the following areas:
–We have been advancing our programme aimed at strengthening our global regulatory reporting processes and making them more sustainable, including enhancing data, consistency and controls.
While this programme continues, there may be further impacts on some of our regulatory ratios as we implement recommended
changes and continue to enhance our controls across the process.
–We strengthened our control environment through the continued
embedding of our Group Chief Control Oversight Office which
established a centralised approach to controls oversight across the first line of defence business and process owners, including a consistent approach to control standards, aggregated reporting and testing.
–We enhanced our technology and cybersecurity controls to help improve the resilience and security of our technology services in response to the heightened external threat environment.

HSBC Holdings plc Annual Report on Form 20-F
121

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Our approach to risk
–We responded to new innovations in the financial system, including growing adoption of digital assets and currencies, as well as the evolving use of AI through reviewing and enhancing controls across risk areas to help us and our customers safely benefit from
innovation.
–We continue to enhance our processes, framework and controls to improve the oversight of our third parties. We have strengthened our due diligence and monitoring capabilities, with respect to the financial stability of our third parties to better manage our supply chain and we continue to assess and seek to manage our
operational resilience.
–We have further enhanced the way we identify and manage HSBC
Group climate-related risks, which have also been embedded
across the wider organisation. This has been achieved through risk policy and guideline updates, including updates to our HSBC Group climate risk approach document, and further development of our risk metrics and assessments to help monitor and manage
exposures across our organisation. We have also reviewed a
number of climate models and have sought to enhance our internal climate scenario analysis capabilities.
–We deployed advanced technology and analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We will continue to evaluate
technological solutions to improve our capabilities in the detection and prevention of financial crime.
–We continued to promote our whistleblowing service, HSBC
Confidential, ensuring it is embedded in our speak-up culture.
Continual enhancement is being undertaken to help ensure optimal effectiveness of the service, while maintaining adherence to regulation and legislation.
–We have refreshed our conduct approach to ensure it remains clear, accessible and aligned with how we work today, while maintaining the same strong standards and enhancing our capability to drive positive outcomes for our customers and protect the integrity of financial markets.

Top and emerging risks
We use a top and emerging risks process to provide a forward-looking view of issues with the potential to threaten our operations or the execution of our strategy over the medium to long term.
We proactively assess the internal and external risk environment, and review the themes identified across our regions and business segments, for any risks that may require global escalation. We update our top and emerging risks as necessary.
Our current top and emerging risks are as follows.

Externally driven
Geopolitical and macroeconomic risks
Key economic and financial risks are monitored closely. The Group remains exposed to these risks through its operations, investments and business activity.
The global economy proved resilient to trade policy changes and geopolitical shocks through 2025 and growth was stronger than expected. Economic activity was supported by a decline in policy interest rates and deficit spending across major economies. At the same time, oil prices remained broadly stable despite heightened geopolitical tensions over Venezuela and the Middle East. Asset prices also rose on account of strong corporate earnings and investor enthusiasm for technology stocks and investment in AI.
A key source of ongoing uncertainty is the volatility of US trade and tariff policies. Changes to tariff rates, including sector-specific levies, may deter capital investment and consumer spending, disrupt supply chains and reduce global trade growth. Policy uncertainty and trade disruption may also deter businesses from hiring. During 2025, unemployment rose across many of our major markets, and there remains a risk of further increases if layoffs begin to increase more significantly, employment growth continues to be constrained by uncertainty, or if investment in AI starts to yield productivity gains that reduce demand for labour.
A broader escalation of tariffs and a trade war remain a risk. Strategic competition between countries is reshaping trading relationships and increasing the focus on long-term economic and supply chain security, which could adversely affect the Group and our customers.
Tariffs are a particular challenge to China and other export-led economies. While China has responded by diversifying trade to other markets, it faces cyclical and structural challenges in the short to medium term, including reviving the property sector. In contrast, the effect of tariffs on the UK has been smaller, given the less significant role of trade with the US. The UK benefited from securing an early trade agreement with the US on relatively preferential terms, however it now faces the possibility that the deal is replaced by alternative US tariffs on different terms.
The disruption of key supply routes caused by geopolitical conflicts has continued to impact global supply chains. The Russia-Ukraine war and further conflict or military action, in the Middle East, Venezuela or elsewhere, could impact economic activity regionally or globally which, if continued for a prolonged period, could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings. The financial impact on the Group of geopolitical risks in Asia is heightened due to the region’s relatively high contribution to the Group’s profitability.
The monetary policy outlook remains uncertain across major
economies. During 2025, major central banks cut policy interest rates, but several, including the US Federal Reserve, have had to balance inflation – that has persisted above target – against weaker employment growth. The Group’s financial performance could be affected by changes to interest rate expectations. Policy interest rates could be reduced further if inflation continues to moderate. However, that trajectory could be disrupted if wage growth, tariffs or key commodity prices keep inflation higher for longer.
The US dollar depreciated in 2025 driven by changing interest rates and tariff policy uncertainty. The decline marked the end of a long period of sustained appreciation against major currencies. Although the US dollar remains the primary trade invoicing and reserve asset currency, elevated volatility is expected to persist, reflecting concern over fiscal sustainability and an increasingly complex fiscal and monetary policy environment.
Equity markets rose strongly during 2025, led by significant gains for the technology sector and AI company valuations in particular. While high asset prices may create a tailwind from positive wealth effects, current high valuations also raise the risk of a material fall in the markets if the expected gains to productivity fail to materialise. In addition, the Group remains exposed to the market risk and any potential impact on economic growth of an abrupt revaluation of asset prices.
Fiscal policy and high levels of government debt are monitored closely.
Debt levels in many of our major markets have continued to rise due to higher social welfare costs and increased expenditures on defence and climate transition. Rising government debt and high interest payments could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereign issuers. Emerging markets with substantial debt and weak fiscal positions may also face increased repayment costs, heightened refinancing risks, a greater likelihood of sovereign rating downgrades, and a higher tax burden. This could prove negative for short and long-term growth prospects. Uncertainty about future taxation could undermine confidence, business investment and consumer spending, which would be negative for the Group’s retail and corporate operations in various markets.
Demographic shifts, including population ageing and migration patterns, may alter savings and investment behaviours and result in reduced demand for bank borrowing.

HSBC Holdings plc Annual Report on Form 20-F
122

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Top and emerging risks
We continue to closely monitor market conditions in the Hong Kong and mainland China commercial real estate (‘CRE’) markets. In Hong
Kong, market sentiment and the economic outlook continue to show signs of improvement, supported by interest rate cuts, the positive wealth effect from a buoyant equities market and improving economic conditions. Nevertheless, recovery is likely to take time, with liquidity and valuation pressures expected to continue in the near term, particularly for mid-sized and sub-investment grade corporates. In mainland China, market fundamentals remain weak and refinancing risks continue.
ÑFor further details of market conditions, see page 177.
Sanctions and restrictions on trade and investment are continually evolving in response to geopolitical events, and may adversely affect the Group, its customers and the markets in which the Group operates.
These factors may result in increased legal, regulatory, reputational and market risks, and a more complex operating environment. HSBC actively monitors and responds to financial sanctions and restrictions on trade and investment.
Global tensions over trade and technology are resulting in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses such as HSBC. As the geopolitical landscape evolves, compliance by multinational
corporations with their legal or regulatory obligations or other initiatives in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory, reputational and political risks for the Group. We maintain dialogue with our regulators in various jurisdictions on the impact of legal and regulatory obligations on our business and customers.
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
Provisioning against credit loss is conducted under the IFRS 9 ‘Financial
Instruments’ (’IFRS 9’) calculations of ECL, which use forward-looking scenarios that incorporate the economic and financial risks detailed above. There remains uncertainty regarding the adequacy of our models in capturing credit losses under emerging risks which are not captured by the historical loss experience of our models, or to effectively distinguish risks for specific sectors and portfolios.
The above risks could also have an impact on our customers, and we continue to closely monitor the potential impacts and offer support to our customers in line with regulatory, government and wider
stakeholder expectations.
ÑFor further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 148.
Mitigating actions
–We closely monitor geopolitical and economic developments in key markets and sectors. We may undertake scenario analysis, including stress testing portfolios of particular concern to identify sensitivity to loss under a range of scenarios. This helps us to take actions to manage our portfolios where necessary, including through
enhanced monitoring, amending our risk appetite and/or reducing limits and exposures.
–We regularly review key portfolios, including our commercial real estate portfolio, to help ensure that individual customer or portfolio risks are understood and that our ability to manage the level of facilities offered through any downturn is appropriate.
–We apply management judgemental adjustments where modelled
ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
–We continue to seek to manage the impact of sanctions and
restrictions on trade and investment through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing and enhancements.
–We have taken steps, where necessary, to enhance physical
security in geographical areas deemed to be at high risk from terrorism and military conflicts.
Technology and cybersecurity risk
We operate in an extensive and complex technology landscape. We need to remain resilient to support customers, our colleagues and financial markets globally. Risks arise where, for example, technology –
including rapidly advancing AI – is not understood, maintained or developed appropriately. We also continue to operate in an increasingly complex cyber threat environment globally. These threats include potential unauthorised access to systems, whether ours or those of our third-party suppliers, including access to and potential exfiltration of customer data. These threats require ongoing investment in business and technical controls to defend against them.
Mitigating actions
–We continue to upgrade many of our technology systems and are transforming how software solutions are developed, delivered, maintained and tested as part of our investment in the Group’s operational resilience to seek to meet the expectations of our customers and regulators, and to help prevent disruptions to our services and recover when they occur.
–Our cyber intelligence and threat analysis team continually evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes (see page 63), and we continue to seek to strengthen our controls to help reduce the likelihood and impact of attacks including advanced malware, data leakage, exposure
through third parties and security vulnerabilities.
–We continue to seek to enhance our cybersecurity capabilities, including infrastructure and network security, cloud security, identity and access management, metrics and data analytics, and third-party security assurance, and to invest in mitigating the potential threats of emerging technologies.
–We regularly report and review cyber risk and control effectiveness at executive level across business segments, functions and regions, as well as at non-executive Board level to help enable appropriate visibility and governance of the risk and its mitigating actions.
–We participate globally in industry bodies and working groups, working together to seek to protect against, detect, respond to and recover from cyber-attacks on financial organisations globally.
–We respond to attempts to compromise our cybersecurity in
accordance with our cybersecurity framework. To date, none of these attacks have had a material impact on our business or
operations.
Environmental, social and governance
(‘ESG’) risks
We are subject to financial and non-financial risks associated with ESG-
related matters, such as climate change, nature-related and human rights issues. These matters can impact us both directly and indirectly through our business activities and relationships. For details of how we govern ESG, see page 57.
We may face credit and trading losses, liquidity impacts and/or impacts to our real estate portfolios if climate-related regulatory, legislative or technological developments impact customers’ business models or if extreme weather events disrupt or interrupt customers’ operations, resulting in financial difficulty for customers and/or stranded assets, and impacting their ability to repay their debts or secure insurance. Our customers may find that their business models fail to align to a net zero economy or face disruption to their operations or deterioration to their assets as a result of extreme weather. Operational risk may also increase if extreme weather events impact critical operations and premises.
We may face regulatory compliance, legal, conduct and reputational risks resulting from the increasing pace, breadth and depth of climate-
related regulatory expectations, including on the management of climate risk, and variations in external ESG-related reporting standards and taxonomies, requiring implementation in short timeframes across multiple jurisdictions. Such risks may also arise from how we decide to

HSBC Holdings plc Annual Report on Form 20-F
123

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Top and emerging risks
support our customers in high-emitting sectors in their transition to net zero, the preferences of different stakeholders in relation to our approach to the transition to net zero, and if we make insufficient progress in achieving our ESG-related ambitions, targets and commitments.
We may face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
Requirements, policy objectives, expectations, views or market and public perceptions and preferences in connection with the transition to a net zero economy and ESG-related matters may vary by jurisdiction and stakeholder, particularly in light of the differing perspectives and responses to climate change of stakeholders in different markets, such as the UK, the US, the EU, and others. We may be subject to
potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks.
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
Our strategy and business model, including our products, services, and risk management processes, will need to continue to evolve to align with evolving regulatory requirements, stakeholder expectations and to manage ESG-related risks. This may involve adapting the way we measure and manage both financial and non-financial risks associated with ESG matters. Achieving our strategy with respect to ESG matters, including any related ambitions, targets and commitments we may set, depends on a number of factors beyond the Group’s control, such as technological advancements and supportive public policies in our operating markets. If these external factors do not materialise or are delayed, we may not meet our ESG-related ambitions, targets and commitments.
We may encounter financial reporting risks concerning our climate and
ESG disclosures due to model limitations and the limited quality and consistency of available data. As methodologies, data, scenarios, and industry standards evolve with market practices, regulations, or scientific advancements, our ability to collect and process required data may be challenged, exposing us to financial reporting risk in relation to our climate and ESG disclosures. This could result in the Group having to re-evaluate its progress towards its ESG-related ambitions, targets and commitments in the future, resulting in reputational, regulatory compliance and legal risks.
We recognise the importance of nature-related risks, as well as the complex interactions and compounding effects of climate and nature-
related risk drivers. Nature-related risks may emerge when
dependencies on natural capital – such as plants, soils and minerals and ecosystem services – such as water availability and air quality – are affected by key drivers of nature loss, or when there is a lack of alignment between an organisation’s impact on the natural
environment and actions to protect, restore or reduce negative impacts on nature. Such risks can affect both HSBC and our customers through various channels, including macroeconomic, market, credit,
reputational, regulatory compliance and legal risks.
Businesses are expected to be transparent about their efforts to identify and respond to the risk of adverse human rights impacts arising from their business activities and relationships. Failure to manage this risk may negatively impact people and communities, which in turn may result in reputational, regulatory compliance and legal risks for HSBC.
Mitigating actions
–We continue to develop our climate risk management capabilities across four key pillars: governance and risk appetite, risk
management, stress testing and scenario analysis, and disclosures.
–We continue to enhance our approach to managing and mitigating the risk of greenwashing.
–Our sustainability risk policies form part of our broader risk management framework and are important mechanisms for
managing risks. Our sustainability risk policies focus on mitigating reputational, credit, legal and other risks related to our customers’
environmental and social impacts. For further details of our sustainability risk policies, see page 49.
–Sustainability execution risk has been defined as a new risk type to help identify and manage the risks around the delivery and
execution of our sustainability strategy. For further details, see page
204.
–We continue to develop our understanding of nature-related risks in line with European and other emerging regulatory expectations.
–In 2025, we continued to focus on our approach to human rights risk management relating to the goods and services we buy from third parties and in respect of our business customers. For further details of our approach to human rights risk management, see page 58.
–The scope of our financial reporting risk framework includes oversight of the accuracy and completeness of climate and ESG-
related disclosures. Our risk appetite statement references our climate and ESG-related disclosures. Our internal controls
incorporate requirements for addressing the risk of misstatement in climate and ESG-related disclosures. We developed a framework to support the implementation of controls for climate and ESG-related disclosures, which includes areas such as process and data
governance, and risk assessment.
–We continue to engage with our customers, investors and
regulators on the management of climate and ESG risks. We also engage with initiatives, including the Climate Financial Risk Forum, to help with informing developing practice for climate risk
management.
ÑFor further details of our approach to climate risk management, see ‘Climate risk’ on page 203.
ÑOur ESG review can be found on page 32.
Financial crime risk
Financial institutions remain under considerable regulatory scrutiny regarding their ability to detect and prevent financial crime. In 2025, these risks continued to be exacerbated by rising geopolitical tensions and ongoing macroeconomic factors. These challenges require not only the management of conflicting laws and approaches to legal and regulatory regimes, but also the implementation of more complex and less predictable sanctions and restrictions on trade and investment.
Amid growing cost of living pressures, we continue to face increasing regulatory expectations with respect to managing internal and external fraud and protecting customers. The accessibility and increasing sophistication of Generative AI (‘GenAI’) can create additional financial crime risks. While there is potential for the technology to support financial crime detection, there is also a risk that criminals use GenAI to perpetrate fraud, particularly scams.
The digitisation of financial services continues to have an impact on the payments ecosystem, with an increasing number of new market
entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as banks.
Developments in digital assets and currencies have continued at pace, with an increasing regulatory and enforcement focus on the financial crimes linked to these types of assets.
We also continue to face increasing challenges presented by national data privacy requirements, which may affect our ability to manage financial crime risks across markets.

HSBC Holdings plc Annual Report on Form 20-F
124

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Top and emerging risks
Mitigating actions
–We continue to seek to manage sanctions and restrictions on trade and investment through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing and enhancements.
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
–We engage with regulators, policymakers and relevant international bodies, to improve the effectiveness of managing financial crime risk through changes to international standards, guidance and legislation, including seeking to address data privacy challenges.
Digitalisation and technological
advances risk
Developments in technology and changes to regulations are enabling new entrants to the industry, particularly with respect to payments.
This challenges us to continue innovating, enhancing efficiency, and adapting our products to attract and retain customers, which may require increased investment to meet evolving customer needs. We aim to ensure that new digital capabilities do not weaken our resilience or wider risk management capabilities.
New technologies such as GenAI, large language models, blockchain, and quantum computing not only offer business opportunities but also pose potential risks for HSBC. As with the use of all technologies, we aim to maximise their potential while seeking to ensure a robust control environment is in place to help manage the inherent risks.
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
–We seek to be transparent as to how we are engaging with new technology innovation, for example publishing HSBC’s Principles for the Ethical Use of Data and AI.
–We continue to make improvements to our related policies and to our control framework to enhance the end-to-end management of risks from new technology innovations.
Evolving regulatory environment risk
We operate across a range of highly regulated markets, designed to protect customers, ensure the stability of the financial system and prevent financial crime. Regulatory approvals and permissions are required to operate in these markets. The approach to regulation is increasingly fragmented, including in relation to AI and digital assets, and a trend towards deregulation has emerged in some jurisdictions, concurrently with regulatory actions to support business growth.
Mitigating actions
–We proactively manage relationships with regulators globally covering a range of topics which include but are not limited to:
prudential requirements; operational resilience; resolvability; financial reporting and data; ESG; conduct; sound risk and financial crime risk management practices. We also engage with financial services regulators to inform them of changes to the business and to
address their concerns, including meetings with them to discuss strategic contingency plans, including those arising from geopolitical issues.
–We monitor and track regulatory developments to understand the evolving regulatory landscape and implement necessary changes required by legislation and regulations.
–We engage with governments and regulators directly, and by
responding to formal consultations, to help shape legislation and regulations to support our customers and strategic objectives.

Internally driven
Data risk
We use multiple systems and an increasing volume of data to support our customers. Risk arises if data is incorrect, unavailable, misused or unprotected. Like other banks and financial institutions, we must comply with external regulatory obligations and laws governing data, such as the Basel Committee on Banking Supervision’s 239
(‘BCBS239’) principles and the UK/EU General Data Protection
Regulation.
Mitigating actions
–We actively monitor the quality, availability and security of data that supports our customers and internal processes, seeking to address any identified issues.
–We continue to make regular improvements to our data policies and control framework, including trusted sources, data flows and data quality, to enhance comprehensive management of data risk.
–We seek to protect customer data through our data privacy
processes and controls, which set practices, design principles and guidelines to help ensure compliance with data privacy laws and regulations.
–We have established a comprehensive Risk Data Aggregation and
Risk Reporting framework, seeking to ensure compliance with
BCBS239 principles.
–We continue to modernise our data and analytics infrastructure through investments in cloud technology, data visualisation, machine learning and AI.
–We provide regular mandatory training globally to educate our employees on data risk management, seeking to ensure they know how to process and protect data effectively.
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
Mitigating actions
We continue to:
–monitor the effectiveness of the controls operated by our third-party providers and request third-party control reports, where required;
–develop the management of our intra-group arrangements using equivalent control requirements as we apply to external third-party arrangements;
–strengthen our due diligence and monitoring capabilities in respect of the financial stability of our third parties;
–strengthen third-party risk oversight across all non-financial risks and to enhance our processes and framework;
–enhance reporting capabilities to help improve the visibility of risk and enable more robust management of our material third parties by our business segments, functions and regions; and
–implement changes required by new regulations.

HSBC Holdings plc Annual Report on Form 20-F
125

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Top and emerging risks
Model risk
Model risk remains a key area of focus given the regulatory scrutiny in this area, with local regulatory exams taking place in many jurisdictions and uplifted requirements from the PRA’s supervisory statement 1/23
(‘SS1/23’) being implemented.
We continued to prioritise the redevelopment of internal ratings-based
(‘IRB’) and internal model methods (‘IMM’) models, in relation to counterparty credit, as part of the IRB repair and Basel 3.1 and
Fundamental Review of the Trading Book programmes. We have a key focus on enhancing the quality of data used as model inputs and ensuring that models adhere to both the letter and spirit of the regulation. Some models have been approved, and a number are pending approval decisions from the UK’s Prudential Regulation
Authority (‘PRA’) and other key regulators. We are a year into a major project to redevelop our Wholesale IRB models which are expected to be submitted for regulatory approval over the next two years. Should the agreed timelines not be met, there is a potential risk of requirements to hold additional capital or fines being applied by regulators.
Focus remains on AI and machine learning models given the rapid pace of technological advances, including the development of GenAI and agentic AI (autonomous systems powered by AI agents). AI is driving significant changes in modelling techniques, and regulators across the globe are beginning to publish regulations and guidance.
Mitigating actions
–We are investing in the redevelopment of our IRB models used in our wholesale businesses to enhance our modelling capability and help ensure we meet regulatory expectations for the adoption of
Basel 3.1 requirements.
–We further enhanced our Model Risk Management (‘MRM’)
framework to meet the requirements of the PRA’s SS1/23 with a programme of work in progress to implement these changes across our model landscape.
–We completed the identification of tools that meet the definition of
Deterministic Quantitative Methods (‘DQMs’), which are complex and material calculators, and although not technically models, they present similar risks. We have now commenced a programme for uplifting the controls for these DQMs.
–We made changes to our Model Risk Governance committees at
the Group, business and functional levels as part of our
organisational simplification, to help ensure they continue to provide effective and efficient oversight of model risk.
–Model Risk Management works closely with businesses to support the development of IRB/IMM/IMA/IFRS 9/stress testing models by providing independent validation, review and challenge to help meet risk management, pricing, capital management, and credit risk measurement needs.
–Additional assurance work is performed by the model risk
governance teams, which act as second lines of defence. The
teams test whether controls implemented by model users comply with model risk policy and if model risk procedures are adequate.
–Models using AI or GenAI techniques are reviewed by the relevant risk teams and monitored by the business to help ensure that identified risks have adequate oversight and review. A framework has been developed to manage the range of risks that are generated by these advanced techniques and to recognise the multidisciplinary nature of these risks.
–We have enhanced our inventory control to apply heightened
scrutiny of agentic AI use cases before deployment.
Strategic execution risk
Effective management of strategic execution risk is essential to delivering our strategy, fulfilling shareholder expectations, and sustaining stakeholder confidence. To achieve the Group’s strategic commitments, it is essential to engage in effective financial resource planning that helps ensure safe and sustainable delivery of strategic outcomes. Strategic execution risk remains elevated due to the complexity and scale of ongoing strategic, regulatory and technological change. It is critical to uphold and enhance strategic execution risk controls and monitoring.
Mitigating actions
–We have refreshed our Strategic Risk Policy to strengthen control requirements.
–We have clarified strategic execution risk management
requirements and oversight accountabilities.
–The Group Finance Management Meeting oversees the prioritisation and funding, strategic alignment, and management of strategic execution risk for transformative initiatives. Additionally, the HSBC
Holdings Board provides enhanced oversight over the simplification programme, directly supervising its mobilisation and delivery.
–We have updated our strategic execution risk metrics and reporting to help support improved monitoring and oversight of performance.
Risks associated with workforce
capability, capacity and environmental
factors with potential impact on growth
Our business segments and functions in all of our markets are exposed to risks associated with workforce capacity challenges, including challenges to retain, develop and attract high-performing employees in key labour markets, the evolving skills requirements of our workforce and compliance with employment laws and regulations. Failure to manage these risks may have an impact on the delivery of our strategic objectives. It could also result in poor customer outcomes or a breach of employment laws and regulations, which may lead to regulatory sanctions or legal claims.
Mitigating actions
–We seek to promote an inclusive workforce and provide health and wellbeing support. We continue to build our speak-up culture through active campaigns.
–We monitor hiring activities and levels of employee attrition, with each business and function putting in place plans to help ensure they have effective workforce forecasting to meet business
demands.
–We monitor people risks that could arise due to the implementation of organisational restructuring, seeking to ensure that we manage redundancies sensitively and support impacted employees. We
encourage our people leaders to focus on talent retention at all levels, with an empathetic mindset and approach, while ensuring the whole proposition of working at HSBC is well understood.
–Our Future Skills curriculum aims to provide skills that enable employees and HSBC to be successful in the future.
–We develop succession plans for key management roles, with
oversight from the Group Operating Committee.
–We have introduced ‘How We Lead’, a new Group-wide leadership framework designed to shape the way we operate. This initiative brings with it a new set of Leadership Principles, and we expect it to drive meaningful changes in our ways of working across the
organisation.

HSBC Holdings plc Annual Report on Form 20-F
126

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

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
HSBC has experience of financial and operational loss sustained as a consequence of the economic cycle, financial crises and wars. Our earnings, operations and operating model have been and could in future be affected by the following factors:
–The economic cycle: Deteriorating business, consumer or investor confidence and lower levels of investment and productivity growth, may lead to economic recession and lower customer and client activity. Rapid changes to the economic environment can also create challenging operating conditions for financial institutions such as HSBC and may affect our earnings and profits. The volatility of
US trade and tariff policies remains a key source of uncertainty.
Changes to tariff rates, including sector-specific levies, may deter capital investment and consumer spending, disrupt supply chains and reduce global trade growth. A broader escalation of tariffs, and a potential trade war remain a risk. Policy uncertainty may also deter businesses from hiring. During 2025, unemployment rose across many of our major markets, and there remains a risk of further increases if layoffs begin to increase more significantly, employment growth continues to be constrained by uncertainty, or if investment in artificial intelligence (’AI’) starts to yield productivity gains that reduce demand for labour. Slowing growth in China over the second half of 2025 also suggests that additional economic policy support may be needed to stimulate domestic growth. Weak growth, higher unemployment and rising costs could affect the earnings and
activity of our customers, which could, in turn, reduce demand for our products and services.
–Inflation and monetary policy: The future path for interest rates remains uncertain and changes to interest rate expectations could affect net interest income, the fair value of our assets and liabilities and overall financial performance. The combined pressure of tariffs, persistent inflation and restrictive interest rates could have material impacts on our customers as these factors could erode real
purchasing power, increase debt service costs and weigh on real estate and other asset prices. High interest rates may affect the credit rating of our customers and their ability to repay debt. This could negatively impact the Group’s risk-weighted assets (’RWAs’)
and capital position, resulting in increases in expected credit losses and other impairment charges (’ECL’) and potential liquidity stresses due to, amongst other factors, increased customer drawdowns.
There could be further adverse impacts on the Group’s income if high rates were to result in lower lending volumes and weaker wealth and insurance revenue. Alternatively, lowering interest rates, while stimulating demand for new lending, could reduce revenue from net interest margins and profitability. Major central banks, including the US Federal Reserve, the European Central Bank and
the Bank of England (‘BoE‘), eased monetary policy during 2025 as higher inflation risks were seen to diminish as unemployment rose.
However, that trajectory could be disrupted if wage growth, tariffs or key commodity prices keep inflation higher for longer.
–Financial stability: Changing economic conditions and shifting policy create a more uncertain and volatile environment for asset markets.
Financial markets have seen significant gains over 2025, including in the AI and the technology sectors, supported by the decline in short-
term interest rates. The investment in these sectors may lead to future gains to productivity, while high equity market valuations may create a tailwind from positive wealth effects. However, current high valuations also raise the risk of a material fall in the markets, if the expected gains to productivity fail to materialise. This could adversely affect economic growth, which may, in turn, have an adverse impact on HSBC’s risk profile and earnings by increasing the financial vulnerability of customers and decreasing the value of collateral and other claims. The depreciation of the US dollar through
2025 driven by changing interest rates and tariff policy uncertainty, is also an area of focus due to the associated hedging and
revaluation risks. Elevated volatility is expected to persist, reflecting concern over fiscal sustainability and an increasingly complex fiscal and monetary policy environment. Exchange rate volatility may affect our risk exposure through mark-to-market changes in trading positions and the translation effects of currency movements.
–Fiscal policy and high levels of government debt: Debt levels in many of our major markets have continued to rise due to higher social welfare costs and increased expenditures on defence and climate transition. Rising government debt and high interest payments could adversely affect the fiscal capacity and debt sustainability of highly indebted sovereign issuers. Emerging markets with substantial debt and weak fiscal positions may also face increased repayment costs, heightened refinancing risks and greater likelihood of sovereign rating downgrades. A fragmented political landscape in many markets has diminished the political will for fiscal tightening. These factors could drive higher refinancing costs and could lead to tax increases that prove negative for growth.
Uncertainty about future taxation could undermine confidence, business investment and consumer spending, which would be
negative for the Group’s retail and corporate operations in various markets. Additionally, where HSBC has exposure to such
sovereigns or related parties, it could incur losses. At the same time, sovereign rating downgrades and/or a disorderly increase in long-term government funding costs, could increase the cost of funding for HSBC and/or limit access to market funding, resulting in an adverse impact on interest margins and liquidity.
–Longer term trends: Strategic competition between countries is reshaping trading relationships and increasing the focus on long-
term economic and supply chain security, which could adversely affect the Group and our customers. Diversification in trade invoicing currencies, payment systems and reserve holdings is also increasing as a consequence of these trends, raising liquidity and volatility risks, as well as increasing operational complexity.
Evolving demographics, including population ageing and changing migration patterns, may also result in changes to long-term savings and investment behaviours, including reduced demand for bank borrowing.
–Geopolitical risks: Geopolitical risks remain high. The disruption of key supply routes caused by geopolitical conflicts has continued to impact global supply chains. The Russia-Ukraine war and further conflict or military action, in the Middle East, Venezuela or elsewhere, could impact economic activity regionally or globally which, if continued for a prolonged period, could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
(For further details see ’We are subject to political, social and other risks in the countries in which we operate’).

HSBC Holdings plc Annual Report on Form 20-F
127

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
Adverse changes to the current economic, financial and geopolitical situation including in relation to any of the factors listed above, could result in:
–Idiosyncratic losses: Impairment estimates attempt to capture the effects of economic, financial and geopolitical risks in the aggregate, but credit losses on specific exposures, with idiosyncratic features that make them particularly susceptible to the risks described above, may not be fully captured in our impairment estimates;
–Sector-wide impairment: Changing economic conditions, policies and funding costs may give rise to a deterioration in specific industries and sectors that may reduce the creditworthiness of our customers. For example, in mainland China, excess supply
conditions continued to weigh on the property market, despite various central government policies introduced to support the property market and wider economy. In contrast, the Hong Kong real estate market showed some signs of recovery in the second half of 2025, particularly in the residential segment, supported by lower interest rates. Nevertheless, valuation pressures and liquidity constraints are expected to continue in the near term, particularly for mid-sized and sub-investment grade corporates. In addition, certain products, sectors and countries may be targeted by material
increases in trade tariffs, potentially driving a slowdown in export demand;
–Reduced credit demand: The demand for borrowing from
creditworthy customers may diminish during periods of recession or where economic activity slows or remains subdued;
–A tightening of financial market conditions: Our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption; and
–Goodwill and intangibles: A changing economic and geopolitical outlook may change the recoverable value of assets and necessitate a write down in the value of intangible balance sheet items such as goodwill.
Provisioning against credit loss is conducted under the IFRS 9 ‘Financial
Instruments’ (IFRS 9) calculations of ECL, which use forward looking scenarios that incorporate the economic and financial risks detailed above. In the fourth quarter of 2025, HSBC’s Central scenario, which has the highest probability weighting, assumes that GDP growth in many of our major markets will remain stable, or slow down in 2026, relative to 2025. Slower growth is assumed to result from the higher global tariffs and weaker labour market conditions across major economies. The scenario also assumes that central banks will cut policy interest rates further over 2026, as inflation is expected to converge towards official target rates.
However, forecasts remain uncertain, and changing economic
conditions and the materialisation of key risks could reduce the accuracy of our Central scenario. There remains uncertainty regarding the adequacy of our models in capturing credit losses under emerging risks which are not captured by the historical loss experience of our models, or to effectively distinguish risks for specific sectors and portfolios. Our financial model outputs (including retail and wholesale credit models such as IFRS loss models) continue to be monitored and management judgemental adjustments are used where modelled ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events. Nevertheless, our model outputs may fail to accurately capture the effects of complex economic, financial and geopolitical risks. See also ’We could incur losses or be required to hold additional capital as a result of model limitations or failure‘.
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
–Throughout 2025, the US government announced far-reaching tariffs against a broad spectrum of countries, including the UK, China, the
EU, Canada, India, and Mexico. Although subsequent bilateral and multilateral negotiations have moderated certain tariff rates, particularly in sectors deemed critical to domestic supply chains, there is a possibility that these deals are replaced by alternative US tariffs on different terms, and the overall trade policy environment remains fluid and unpredictable;
–While globalisation appears to remain deeply embedded in the international system, it is increasingly challenged by protectionism, including trade tariffs. The broad geographic footprint and coverage of HSBC may make us and our customers susceptible to
protectionist measures taken by national governments and
authorities, including imposition of trade tariffs, restrictions on market access and investment, restrictions on the ability to transact on a cross-border basis, expropriation, restrictions on international ownership, interest rate caps, limits on dividend flows and increases in taxation. There may be uncertainty as to the conflicting nature of such measures, their duration, the potential for escalation, and their potential impact on global economies;
–Following the US military operation in Venezuela, further action elsewhere remains possible. Such developments, including the actual or threatened use of force, could have regional or global economic and political implications, leading to further trade disruption. (For further details, see ’Economic and market conditions and geopolitical developments may adversely affect our financial conditions and results’);
–Sanctions and restrictions on trade and investment are continually evolving in response to geopolitical events and may adversely affect the Group, its customers and the markets in which the Group
operates. These factors may result in increased legal, regulatory, reputational and market risks, and a more complex operating
environment;
–The Russia-Ukraine war along with related financial sanctions, trade restrictions and Russian countermeasures, has had global economic and political implications. The US, the UK, and the EU, as well as other countries, have continued to impose sanctions against Russia.
The US retains broad discretion to impose sanctions on non-US financial institutions that knowingly or unknowingly engage in transactions or provide services to sanctioned parties or otherwise involve Russia’s military-industrial base. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for
HSBC;
–Strategic competition between the US and China, including in the form of escalation and de-escalation over tariffs, sanctions, export controls, the trade of rare earth minerals and semiconductors, and cross-border investment restrictions, have increased risk and uncertainty. Diplomatic tensions between China and the US and related actions, which may extend to and involve other countries, and developments in Hong Kong and Taiwan and the surrounding maritime region, may further adversely affect the Group.
Developments in alternative payment systems, such as projects to explore how tokenised commercial and central bank money could be used for cross-border payments, continue with implications for the

HSBC Holdings plc Annual Report on Form 20-F
128

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
future architecture of global finance. Development of new payments infrastructure and use of alternative currencies may present operational and other challenges, if, for example, certain governments mandate the use of payment channels that do not integrate with our payment architecture and financial crime controls.
Global tensions over trade and technology are resulting in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses such as HSBC. As the geopolitical landscape evolves, compliance by multinational
corporations with their legal or regulatory obligations or other initiatives in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory, reputational and political risks for the Group. The financial impact on the Group of geopolitical risks in Asia is heightened due to the region’s relatively high contribution to the Group’s profitability, particularly in Hong Kong.
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
Climate change could have both financial and non-financial impacts on
HSBC either directly or indirectly through our business activities and relationships. Our climate risk approach identifies physical risk and transition risk as primary drivers of climate risk. We continue to identify the risk of greenwashing as a thematic risk issue related to climate risk, which may arise if we knowingly or unknowingly make inaccurate, unclear, misleading or unsubstantiated claims regarding sustainability to our stakeholders.
Physical risk may arise from the increased frequency and severity of extreme weather events, such as hurricanes and floods or chronic gradual shifts in weather patterns or rises in sea level.
Transition risk may arise from the process of moving to a net zero economy including changes in government policy and legislation, technology, market demand and reputational implications triggered by a change in stakeholder expectations in relation to our action or inaction.
We currently expect the following to be the most likely ways in which climate risk may materialise for the Group:
–credit risk may increase if climate-related regulatory, legislative or technological changes impact customers' business models or if extreme weather events disrupt or interrupt operations, resulting in financial difficulty for customers and/or stranded assets, or impacting their ability to repay their debts. Clients may find that their business models fail to align to a net zero economy or face
disruption to their operations or deterioration to their assets as a result of extreme weather;
–trading losses if climate change results in changes to
macroeconomic and financial variables which negatively impact our trading book exposures;
–liquidity impacts in the form of deposit outflows due to changes in customer behaviours driven by impacts to profitability and wealth, or from reputational concerns relating to the progress we make
towards our ESG-related ambitions, targets and commitments;
–our real estate portfolios may be impacted due to changes to the climate, an increase in the frequency and severity of extreme weather events and chronic gradual shifts in weather patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments. This may lead to the reduced availability or increased cost of insurance, including insurance that protects property pledged as collateral for HSBC mortgages;
–operational risk may increase if extreme weather events impact critical operations and premises;
–regulatory compliance risk may result from the increasing pace, breadth and depth of climate-related regulatory expectations, including on the management of climate risk, and variations in climate-related external reporting standards and taxonomies, requiring implementation in short timeframes across multiple jurisdictions;
–conduct risk may arise in association with the increasing demand for
’green‘ or ’sustainable‘ products where there are differing and developing standards or taxonomies;
–reputational risks may arise from how we decide to support our customers in high-emitting sectors in their transition to net zero, the preferences of different stakeholders in relation to our approach to the transition to net zero, and if we make insufficient progress in achieving our ESG-related ambitions, targets and commitments; and
–model risk may arise from the uncertain and evolving impacts of climate change, as well as data and methodology limitations, which present challenges to creating reliable and accurate model outputs.
We may face heightened reputational, regulatory compliance, and legal risks as we advance towards our ESG-related ambitions, targets and commitments. Stakeholders are likely to scrutinise our actions, including the formulation of our ESG and sustainability risk policies, our disclosures, and our financing and investment decisions in relation to these ambitions, targets and commitments. Additional risks may arise if we fail to:
–make sufficient progress towards our ESG-related ambitions, targets and commitments;
–set adequate plans and execute, or adapt those plans as necessary, in response to changes in the external environment;
–manage the risks associated both with meeting and not meeting our
ESG-related ambitions, targets and commitments; and
–meet evolving regulatory expectations and requirements on the management of ESG risks.
We may also face risks related to climate and ESG-related litigation and regulatory enforcement. This could occur directly if stakeholders believe we are not effectively managing these risks, or indirectly if our customers are involved in litigation, which might lead to a revaluation of their assets.
Requirements, policy objectives, expectations, views or market and public perceptions and preferences in connection with the transition to a net zero economy and ESG-related matters may vary by jurisdiction and stakeholder, particularly in light of the differing perspectives and responses to climate change of stakeholders in different markets, such as the UK, the US, the EU and others. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks.
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
We recognise the importance of nature-related risks, as well as the complex interactions and compounding effects of climate and nature-
related risk drivers. Nature related-risks may emerge when
dependencies on natural capital - such as plants, soils and minerals -

HSBC Holdings plc Annual Report on Form 20-F
129

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
and ecosystem services - such as water availability and air quality - are affected by key drivers of nature loss, or when there is a lack of alignment between an organisation’s impact on the natural
environment and actions to protect, restore or reduce negative impacts on nature. Such risks can affect both HSBC and our customers through various channels, including macroeconomic, market, credit,
reputational, regulatory compliance, and legal risks.
Businesses are expected to be transparent about their efforts to identify and respond to the risk of adverse human rights impacts arising from their business activities and relationships. Failure to manage this risk may negatively impact people and communities, which in turn may result in reputational, regulatory compliance and legal risks for HSBC.
Our strategy and business model, including our products, services, and risk management processes, will need to continue to evolve to align with evolving regulatory requirements, stakeholder expectations and to manage ESG-related risks. This may involve adapting the way we measure and manage both financial and non-financial risks associated with ESG matters. Achieving our strategy with respect to ESG matters, including any related ambitions, targets and commitments we may set, depends on a number of factors beyond the Group’s control, such as technological advancements and supportive public policies in our operating markets. If these external factors do not materialise or are delayed, we may not meet our ESG-related ambitions, targets and commitments.
We may encounter financial reporting risks concerning our climate and
ESG disclosures due to the limited quality and consistency of available data. Such uncertainty poses a risk of relying on incomplete or inaccurate data and models, potentially leading to sub-optimal decision-
making. As methodologies, data, scenarios, and industry standards evolve with market practices, regulations, or scientific advancements, our ability to collect and process required data may be challenged, exposing us to financial reporting risk in relation to our climate and ESG disclosures. Such developments could also necessitate revisions to our internal measurement frameworks and reported data, including on financed emissions, making year-on-year comparisons difficult. This could result in the Group having to re-evaluate its progress towards its
ESG-related ambitions, targets and commitments in the future, resulting in reputational, regulatory compliance and legal risks.
If any of the above risks materialise, this could have financial and non-
financial impacts for HSBC which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the
EU, following the UK’s withdrawal from
the EU, may adversely affect our
operating model and financial results
The uncertain outcome of potential developments relating to the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-
border basis into the EU and its member states, remains a source of risk for the Group.
The EU Capital Requirements Directive (’CRDVI’), which EU member states are in the process of transposing into national law, introduces  a new requirement (‘the EU branch requirement’) under which non-EU banks and significant investment firms would have to establish a branch in each EU member state in which they carry out ‘core banking activities’, defined as deposit taking, lending and guarantees, and commitments. The EU branch requirement, which will be subject to certain exclusions and exemptions will generally come into effect on 11
January 2027, although precise effective dates vary across EU member states. Grandfathering of cross border core banking contracts entered into before 11 July 2026 is provided for under CRDVI, although the availability of such grandfathering may vary subject to transposition by
EU member states.
The Financial Services and Markets Act (‘FSMA’) 2023 became law in
June 2023 and provides for a number of changes to the regulatory architecture in the UK. It contains provisions that would allow for specified ‘onshored’ EU legislation, also known as ‘retained EU law’ or
‘REUL’ (and known as ‘assimilated law’ after 1 January 2024), to be revoked and replaced by legislation or rules made by HM Treasury or the regulators. FSMA 2023 allows for the eventual repeal of assimilated law related to financial services and enables the government and regulators to replace it in line with the FSMA model. Each piece of assimilated law related to financial services is now within a ‘transitional period’, lasting until its repeal is individually commenced by HM
Treasury in a phased and sequenced manner. Furthermore, as of 1
January 2024, certain legal effects previously associated with REUL
(now referred to as assimilated law) no longer apply, including the supremacy of REUL over other types of conflicting domestic UK law, general principles of EU law (which informed REUL’s interpretation and application) and directly effective EU rights.
Uncertainty remains as to the extent to which EU and UK laws will diverge in the future, as a result of the future repeal of assimilated law under FSMA 2023 or further development of the EU‘s own regulatory regime. In particular, the UK is in the process of revoking the remainder of the assimilated version of the Capital Requirements Regulation and replacing it with rules published and maintained by the Prudential
Regulation Authority (’PRA’), which will also reflect the UK’s implementation of the Basel Committee on Banking Supervision‘s
(’BCBS’) final reforms to the prudential framework (’Basel 3.1’).
Any changes to the current EU and UK banking and financial services rules, including as a result of the EU branch requirement, the UK’s revocation and replacement of EU-derived laws, the UK and EU implementation of Basel 3.1 reforms and any further divergences between the two legal regimes, could require modifications to our UK and EU operating models, with resulting impacts to our customers and employees. The precise impacts on our customers will depend on the nature of any developments and their individual circumstances and could include disruption to the provision of products and services, and this could in turn increase operational complexity and/or costs for the
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
We target internationally mobile customers who need sophisticated global financial solutions. We generally compete on the basis of the quality of our customer service, the variety of products and services that we can offer our customers, the ability of our products and services to satisfy our customers’ needs, the extensive distribution channels available for our customers, our innovation, and our reputation. Continued and/or increased competition in any one or all of these areas may negatively affect our market share and/or require increased capital investment in our businesses in order to remain competitive.
In the highly competitive markets in which we operate, our ability to reposition or reprice our products and services from time to time may be limited, and could be influenced significantly by the actions of our customers or competitors. Any changes in the types of products and services that we offer our customers, and/or the pricing for those products and services, could result in a loss of customers and market share.

HSBC Holdings plc Annual Report on Form 20-F
130

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
Developments in technology and changes to regulations are enabling new entrants to the industry. This challenges HSBC to continue innovating and taking advantage of new digital capabilities so that we improve how we serve our customers, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase our investment in our business to adapt or develop products and services to respond to evolving customer needs and regulatory requirements. New digital capabilities have the potential to weaken our resilience or wider risk management capabilities. If HSBC fails to develop and adapt its products and services to take advantage of new digital capabilities this could have an adverse impact on our business.
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
Market pricing can be volatile and ongoing market movements could significantly affect us in a number of key areas. For example, banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates and yield curves affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. See
‘Economic and market conditions and geopolitical developments may adversely affect our financial condition and results‘ above regarding the impact of these on the interest rate environment. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict our ability to change interest rates applying to customers in response to changes in official and wholesale market rates. Our pension scheme assets include equity and debt securities, the cash flows of which change as equity prices and interest rates vary.
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
In 2025, we issued the equivalent of $28.1bn of senior debt securities in the public capital markets in a range of currencies and maturities from a number of Group entities, including $25.7bn of senior securities issued by HSBC Holdings.
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
results of operations, capital position and prospects.

HSBC Holdings plc Annual Report on Form 20-F
131

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
Macro-prudential, regulatory and
legal risks to our business model
We are subject to numerous new and
existing legislative and regulatory
requirements, and to the risk of failure to
comply with applicable regulations
Our businesses are subject to ongoing regulation, policies, voluntary codes of practice and interpretations in the various markets in which we operate. A number of regulatory changes affecting our business have effects beyond the country in which they are enacted. Increased fragmentation in regulatory requirements may limit our ability to implement globally consistent standards in response to regulatory change.
The areas where regulatory changes and increased supervisory expectations could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position, reputation and strategy include, but are not limited to, those listed below, grouped around prudential and non-prudential themes.
Prudential and related issues
In recent years, regulators and governments have focused on
reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. The measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes and changes in compensation practices. Specific examples of such measures and initiatives include:
–the implementation of Basel 3.1, which includes changes to the
RWA approaches to credit risk, market risk, operational risk, counterparty risk and credit valuation adjustments, and the
application of an RWA output floor. The majority of the rules in the new framework will take effect from 1 January 2027, while the
Internal Model Approach for market risk rules has been delayed until
1 January 2028;
–the UK government‘s Financial Services Growth and
Competitiveness Strategy, which was published in July 2025 and which re-iterated proposals to reform the UK capital framework for banks, including reforms to the UK’s bank ring fencing regime.
Finally, the BoE’s Financial Policy Committee (‘FPC’) was asked to undertake a review of capital levels for banks in the UK. While the
FPC published the initial findings of its review in December 2025, there remain a number of areas subject to further review, including the capital buffers, the leverage ratio and the application of the RWA output floor to the ring-fenced bank;
–enhanced supervisory expectations regarding regulatory reporting, including increased focus on data integrity, governance, and controls. To seek to address these expectations, we have been advancing a programme aimed at strengthening our global
regulatory reporting processes and making them more sustainable, including enhancing data, consistency and controls and, while this programme continues, there may be further impacts on some of our regulatory ratios, such as the common equity tier 1 (‘CET1’) ratio, the liquidity coverage ratio (‘LCR’), and the net stable funding ratio
(‘NSFR’);
–the financial effects of climate risk and other ESG-related changes being incorporated within the global prudential framework, including physical risks from climate change and the transition risks resulting from a shift to a low carbon economy;
–heightened supervisory concern regarding the growth of private markets and their interconnection with banks, as demonstrated by the BoE’s launch of a system-wide exploratory scenario in 2026 and the PRA’s ‘Dear Chief Risk Officer’ letter on private equity related financing activities from the PRA in 2024; and
–BCBS’s review of the cryptoassets RWA standard, following delays in implementation reported by various jurisdictions, which attribute the postponements to technological advancements in the
cryptoassets sector that have made parts of the Basel standards outdated.
Non-prudential and related issues
With regard to the non-financial risk agenda, there is a focus on business practices (including customers and markets), operational and cyber resilience, AI, digital and technology changes, ESG, payments and financial crime, including:
–continued focus by regulators, international bodies and policymakers on banks’ business practices. This includes ensuring fair outcomes for customers, fostering effective competition and maintaining the orderly and transparent functioning of global financial markets. We also continue to focus on employee culture and behaviour,
whistleblowing, and inclusion;
–the EU’s CRDVI Article 21c amendment requiring non-EU entities to provide core banking services to EU clients through an EU branch or subsidiary;
–the high regulatory expectations and requirements relating to various aspects of operational and cyber resilience, and third-party risks, including an ongoing focus on the response of institutions to operational disruptions, including those arising out of the application of the EU’s Digital Operational Resilience Act (‘DORA’), which came into effect in January 2025;
–regulatory expectations and requirements around the use of AI, including in connection with, the implementation of the EU’s AI Act and the US’s AI Action Plan;
–the supervisory and regulatory focus on technology adoption and digital delivery, underpinned by consumer protection, including in respect of the use of digital assets and currencies and wider financial technology risks. For example, the UK FCA and PRA
launched consultations in 2025 relating to stablecoin issuance, custody of cryptoassets, associated requirements and the regulation of systemic stablecoins. In the US, the Stablecoin (GENIUS) Act was signed into law in July 2025. In Hong Kong, the HKMA
Stablecoin Ordinance came into effect in August 2025;
–the ongoing transition of a small number of legacy contracts tied to benchmark rates that have been demised, which continues to
expose HSBC to regulatory compliance, legal and conduct risks. In particular, if HSBC does not successfully transition its remaining legacy contracts to the appropriate replacement benchmarks, this could lead to reliance on fallback provisions which do not
contemplate the permanent cessation of the relevant demised
benchmark rate or on recently implemented legislative solutions the operation and enforceability of which may, in certain circumstances, remain uncertain, and this could result in unfavourable outcomes for clients and investors;
–compliance with existing and future ESG-related risk management and disclosure requirements applicable to banks and businesses more generally, particularly those relating to climate change, transition plans, greenwashing and supply chain due diligence (such as requirements under the UK’s Sustainability Disclosure
Requirements, proposed amendments to the EU’s Sustainable
Finance Disclosure Regulation (‘SFDR’) and proposed changes to the Corporate Sustainability Reporting Directive (‘CSRD’) and the
Corporate Sustainability Due Diligence Directive (‘CSDDD’) in the
EU). The US Agencies (the Federal Reserve Board, the Federal
Deposit Insurance Corporation, the Office of the Comptroller of the
Currency) have rescinded the interagency Principles for Climate-
Related Financial Risk Management for Large Financial Institutions
published in 2023, although various individual US states have issued their own requirements, such as California's climate disclosure rules;
–continuing supervisory and regulatory change globally on payment services and related infrastructure, including future changes in the
EU as a result of the EU’s Third Payment Services Directive (‘PSD3’)
and an accompanying Payment Services Regulation, which are
expected to come into force in 2026; and
–the ongoing expectations with respect to managing emerging
financial crime risks and their impact on customers, managing conflicting laws and approaches to legal and regulatory regimes, and implementing complex sanctions and restrictions on trade and investment.

HSBC Holdings plc Annual Report on Form 20-F
132

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
We are subject to the risk of current and
future legal, regulatory or administrative
actions and investigations, the outcomes
of which are inherently difficult to
predict
We face significant risks in our business relating to legal, regulatory or administrative actions and investigations. The amounts of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions remain elevated for many reasons. These reasons include a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and
international standards in this area continue to significantly evolve and develop, increased media attention, higher expectations from regulators and the public, and the globalisation of class actions, including in relation to competition matters and data breach litigation. In addition, criminal prosecutions of, and civil proceedings involving, financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering, anti-bribery and anti-corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in
frequency due to increased media attention and higher expectations from regulators and the public.
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
Additionally, as described in Note 35 to the Financial Statements, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations, or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
We may fail to meet the requirements of
regulatory stress tests
We are subject to supervisory stress tests in many jurisdictions, which are described on page 190. These exercises are designed to assess the resilience of banks to potential adverse economic developments or operational failure to inform mitigation actions and ensure that they have robust, forward looking capital planning processes that account for the risks associated with their business profile. Assessment by supervisors is both on a quantitative and qualitative basis, the latter focusing on our data provision, stress testing capability and internal management processes and controls.
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
(iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities (the so-
called ‘bail-in power’); and (v) temporary public ownership of the relevant entity.
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
In view of the HSBC Group’s corporate structure, which comprises a group of locally regulated operating banks, the preferred resolution strategy for the HSBC Group, as confirmed by its lead home and host regulators through the annual Crisis Management Group, is Multiple
Point of Entry bail-in strategy. This approach provides flexibility for
HSBC to be resolved either (i) through a bail-in at the HSBC Holdings level (using the above-mentioned bail-in power), which enables the recapitalisation of operating bank subsidiaries in the HSBC Group (as required) while restructuring actions are undertaken, with the HSBC
Group remaining together; or (ii) at a local subsidiary level pursuant to the application of statutory resolution powers by local resolution authorities. Further details on HSBC’s resolution strategy can be found in the section entitled ‘Recovery and resolution’ on page 20.
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
regulatory intervention, any exercise of the above mentioned powers

HSBC Holdings plc Annual Report on Form 20-F
133

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
by the Authorities may result in holders of our ordinary shares, or other instruments that may fall within the scope of the ‘bail in’ or other write-
down and conversion powers granted under the UK Banking Act 2009, being materially adversely affected, including by the cancellation of shares, the write-down or conversion into shares of other instruments, the transfer of shares to a third party appointed by the BoE, the loss of rights associated with shares or other instruments (including rights to dividends or interest payments), the dilution of their percentage ownership of our share capital, and any corresponding material adverse effect on the market price of our ordinary shares and other instruments.
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

Risks related to our operations
Our operations are highly dependent on
our information technology systems
We operate in an extensive and complex technology landscape, which must remain resilient to support customers, the Group and markets globally. Risks can arise where technology is not understood, maintained, or developed appropriately.
The reliability and security of the HSBC Group’s information technology infrastructure is crucial to the HSBC Group’s provision of financial services to our customers and protecting the HSBC brand.
The effective functioning of our payment systems, financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between our branches and main data
processing centres, are important to our operations.
Critical system failure, prolonged service unavailability or a material breach of data security, particularly of customer data, could compromise HSBC Group’s ability to serve its customers. Rapid advances in AI may further facilitate cyber-attacks or data compromise.
Such scenarios could breach regulations and could cause long-term damage to HSBC Group’s business and brand that could have a
material adverse effect on our financial condition, results of operations, prospects and reputation.
We remain susceptible to a wide range
of cyber risks
The threat of cyber-attacks remains a concern for HSBC, as it does across the global financial sector. As cyber-attacks continue to evolve, failure to protect our operations may result in disruption for customers, manipulation of data or financial loss. This could adversely impact our customers and the Group.
Adversaries attempt to achieve their objectives by compromising HSBC or our third-party suppliers. They use techniques that include malware
(such as ransomware), exploitation of both known and unpublished
(zero-day) software vulnerabilities, phishing emails, distributed denial of service attacks, as well as physical compromise of premises, or coercion of staff. Our customers may also be subject to these attack techniques. The Group, like other financial institutions, has experienced numerous common cyber-attacks, including for example, distributed denial of service and phishing attacks. Some of our third-party service providers have also experienced cyber-attacks. To date, we have not been materially affected by cybersecurity threats. However, we expect cyber-attacks to continue, and our business strategy, results of operations and financial condition could be materially affected by cybersecurity risks and any future material incidents.
Cybersecurity risks will continue to increase due to several factors, including the growing delivery of services over the internet; increased dependence on internet-based products, applications and data storage;
and the expanding use of AI, which could enable sophisticated cyber-
attacks. Additionally, the adoption of hybrid working models by HSBC’s employees, contractors, and third-party service providers and their sub-
contractors contributes to this trend.
Failure to adhere to HSBC’s cybersecurity policies, procedures or controls, employee or third-party wrongdoing, human error, or governance or technological error could compromise HSBC’s ability to defend against cyber-attacks. Should any of these cybersecurity risks materialise, they could have a material adverse effect on our customers, business, financial condition, results of operations, prospects and reputation.
We could incur losses or be required to
hold additional capital as a result of
model limitations or failure
HSBC uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS 9 basis, financial crime and fraud risk management and financial reporting.
HSBC could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood, or the use of modelled information for purposes which it was not designed for, or by inherent limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’
use of models are considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to negative feedback from regulators HSBC could face fines or be required to hold additional capital. Evolving regulatory requirements have resulted in changes to
HSBC’s approach to model risk management, which poses execution challenges. The adoption of more sophisticated modelling approaches including AI and technology related developments by both HSBC and the financial services industry could also lead to increased model risk.
HSBC’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate-related risks. Uncertainty around the long-dated impacts of climate change and lack of robust and high-
quality climate related data present challenges to creating reliable and accurate model outputs for these models.
Model risk remains a key area of focus given the regulatory scrutiny in this area with local regulatory examinations taking place in many

HSBC Holdings plc Annual Report on Form 20-F
134

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
jurisdictions and revised principles on model risk published by the PRA which came into force in 2024.
Risks arising from the use of models could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation. See also ‘Economic and market conditions and geopolitical developments may adversely affect our financial condition and results’.
Our operations use third-party suppliers
and service providers
HSBC relies on third parties to provide goods and services. The use of third-party providers by financial institutions is of particular focus to global regulators. This includes how outsourcing decisions are made, how key relationships are managed, our understanding of third-party dependencies, and the potential impacts of third parties on our operational resilience.
The inadequate management of third-party risk could impact our ability to meet strategic, regulatory and customer expectations.
This may lead to a range of impacts, including regulatory censure, penalties or damage both to shareholder value and to our reputation.
This could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.

Risks related to our governance and
internal controls
Our data management and data privacy
controls must be sufficiently robust to
support the increasing data volumes and
evolving regulations
As the HSBC Group becomes more data-driven and our business
processes move to digital channels, the volume of data that we rely on has increased. As a result, management of data (including data storage and deletion, data quality, data privacy and data architecture) from creation to destruction must be robust and designed to identify quality and availability issues. Inadequate data management could result in negative impacts to customer service, business processes, or require manual intervention to reduce the risk of errors in reporting to senior management, executives or regulators.
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
reputation.
Third parties may use us as a conduit for
illegal activities without our knowledge
We are required to comply with applicable financial crime laws and regulations, and have adopted various policies, procedures and controls aimed at preventing the exploitation of HSBC‘s products and services for criminal activity. Financial crime includes fraud, bribery and corruption, tax evasion and the facilitation of tax evasion, sanctions and export control violations and evasion, money laundering, terrorist financing and proliferation financing (see ‘Regulation and supervision -
Financial crime regulation’). There are instances, as permitted by regulation, where we may rely upon third parties to undertake certain financial crime risk management activities on our behalf. Any controls implemented and maintained by HSBC to manage the risk created by such reliance may not prevent third parties from using us (and our relevant counterparties) as a conduit for financial crime, without our knowledge (and that of those counterparties).
Becoming a party to, associated with, or accused of being associated with, financial crime could damage our reputation and could make us subject to fines, sanctions and / or legal or regulatory enforcement. Any one of these outcomes could have a material adverse effect on our strategy, business, customers, financial condition, results of operations, prospects and reputation.
We are subject to the risk of financial
crime
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity (see also ‘Third parties may use us as a conduit for illegal activities without our knowledge’) and, as such, we continue facing increasing regulatory expectations. In 2025, financial crime risk continued to be exacerbated by increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions and export control
compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy
requirements and the increasing sophistication of fraud and other criminal activities. Our ability to manage financial crime risk is dependent on the use and effectiveness of our financial crime risk assessments, systems and controls. Weak or ineffective financial crime processes and controls may risk HSBC inadvertently facilitating financial crime, which may result in regulatory investigation, sanction, litigation, fines and reputational damage.
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
Nevertheless, in the event that these controls are ineffective, this could lead to a breach of these requirements resulting in a potential enforcement action by the US Department of the Treasury or other US agencies that may include substantial fines or penalties. Any such action against HSBC Bank USA could have a material adverse effect on our strategy, business, customers, financial condition, results of operations, prospects and reputation.
We may suffer losses due to employee
misconduct
Our businesses are exposed to risk from potential non-compliance with
Group policies, including the HSBC Values, and associated behaviours and employee misconduct such as fraud, negligence or non-financial misconduct. These issues could lead to regulatory penalties and damage to our reputation or finances. In recent years, several global financial institutions have incurred significant losses due to rogue employee actions. While we strive to prevent and detect such misconduct, our measures may not always be effective, or a regulator could find HSBC‘s efforts to deter such activities inadequate.
The risk of misconduct may be heightened if our prevent-and-detect measures are less effective, particularly in remote and home working environments.
If any of these risks materialise, this could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

HSBC Holdings plc Annual Report on Form 20-F
135

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
The delivery of our strategic actions is
subject to execution risk and we may not
achieve all of the expected benefits of
our strategic initiatives
Management of strategic execution risk is required for us to be able to deliver our strategy, meet shareholder expectations and maintain stakeholder confidence.
Executing our strategy and meeting our targets necessitates effective prioritisation, planning, and management. This process may be influenced by operational capacity, the efficacy of key controls, and structural challenges arising from any mergers or acquisitions.
Additionally, there is a possibility of unforeseen changes in the market or regulatory environment in which we operate, while complex technological changes are underway. The global economic outlook remains uncertain, particularly concerning legislative changes and geopolitical tensions. The scale, complexity, and concurrent demands of such transformation initiatives can result in heightened execution risk.
Our strategic actions seek to align with investor expectations, yet they carry increased execution risk due to the emphasis on cost
management and funding capacity. Consequently, there is a risk that our cost and investment measures may not fully realise the anticipated benefits of our strategic initiatives.
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
There is a risk that the Group’s reorganisation announced in 2024 may not achieve some or all of its goals and may fail to deliver or achieve the expected benefits of the Group’s strategic initiatives.
If any of these risks materialise, this could have a material adverse effect on our customers, business, financial condition, prospects, operational resilience and reputation.
Our risk management measures may not
be successful
The management of risk is a fundamental component of all our activities, as outlined in our Risk Management Framework (‘RMF’). Risk represents our exposure to uncertainty and the potential variability in outcomes. Specifically, risk encompasses the negative impact on profitability or financial condition due to various sources of uncertainty, including retail and wholesale credit risk, treasury risk, traded risk, financial reporting and tax risk, resilience risk, strategic risk, legal risk, regulatory compliance risk, financial crime risk, people risk and model risk.
We employ a comprehensive and diversified set of risk monitoring and mitigation techniques, supported by the Three Lines of Defence model, which defines clear accountabilities across risk ownership, oversight, and independent assurance. However, these methods and the
judgements involved cannot foresee every adverse event or the specifics and timing of every outcome. Inadequate risk management could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position, strategy and
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
We are exposed to many types of non-financial risks that are inherent in our operations. Non-financial risk can be defined as the risk to HSBC of not achieving its strategy or objectives because of inadequate or failed internal processes, people and systems, or external events. It includes:
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
These could have a material adverse effect on our business, financial condition, results of operations, prospects, operational resilience, strategy and reputation.
We rely on recruiting, retaining and
developing appropriate senior
management and skilled personnel
Our ongoing success and the successful execution of our strategy are partly reliant on retaining key management team members and our broader workforce, as well as ensuring the availability of skilled management and personnel across our global businesses and
functions. The complexity of our talent supply challenge is heightened by the shortage of talent and capabilities in our major markets, especially where specialist skills require global mobility. This challenge is further compounded by ongoing organisational changes, rapidly evolving skill requirements, regulatory developments, and heightened expectations for employing local nationals and fostering inclusion in certain jurisdictions.
HSBC’s ability to continue to attract, train, motivate and retain highly qualified professionals may also depend on factors beyond our control, including economic, market and regulatory conditions.
When acquiring or disposing of a Group operation, it is essential to comply with employment requirements, support affected employees and integrate new employees into HSBC‘s values, culture and working practices.
Should global businesses or functions fail to adequately staff their operations, lose key senior executives without timely and satisfactory replacements, or fail to implement necessary organisational changes to support the Group’s strategy, this could have a material adverse effect on our business performance, reputation, operational resilience and overall control environment.

HSBC Holdings plc Annual Report on Form 20-F
136

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
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
As a clearing member, we are required to underwrite losses incurred at a central counterparty by the default of other clearing members and their clients. An increased move towards central clearing brings with it a further element of interconnectedness between clearing members and clients that we believe may increase rather than reduce our exposure to systemic risk. At the same time, our ability to manage such risk ourselves will be reduced because control has been largely outsourced to central counterparties, and it is unclear at present how, at a time of stress, regulators and resolution authorities will intervene.
Where bilateral counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices that are insufficient to recover the full amount of our loan or derivative exposure.
There is a risk that collateral cannot be realised, including situations where this arises by change of law or the imposition of sanctions, that may influence our ability to foreclose on collateral or otherwise enforce contractual rights.
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
Credit ratings affect the cost and other terms upon which we are able to obtain market funding. Rating agencies regularly evaluate HSBC
Holdings and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the Group or of the relevant subsidiary, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain HSBC Holdings’ or the relevant subsidiary’s current ratings, or outlook based on bank rating methodologies applied by ratings agencies.
Any reductions in these current ratings or the outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect our interest margins and our liquidity position.
Risks concerning borrower credit quality
are inherent in our businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (for example, reinsurers and counterparties in derivative transactions) are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties or reduced recoverability of our assets arising from a general deterioration in economic conditions or systemic risks in the financial systems, could require an increase in our ECLs (see ’Economic and market conditions and geopolitical developments may adversely affect our financial condition and results’).
We estimate and recognise ECLs in our credit exposure. This process, which is critical to our results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the macroeconomic and geopolitical conditions might impair the ability of our borrowers to repay their loans and the ability of other
counterparties to meet their obligations. This assessment considers multiple alternative forward-looking economic conditions (including GDP estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, we may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of our
counterparties may be inaccurate or incorrect. Any failure by us to accurately estimate the ability of our counterparties to meet their obligations could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our insurance businesses are subject to
risks relating to insurance claim rates
and changes in insurance customer
behaviour
We provide various insurance products for customers, including several types of life insurance products. The cost to support insurance claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and the performance of assets to support the liabilities. Adverse developments in any of these factors could materially adversely affect our business, financial condition, results of operations, capital position, prospects and
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
applicable laws, regulations, exchange controls and other requirements.

HSBC Holdings plc Annual Report on Form 20-F
137

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Risk factors
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

Risk related to our financial
statements and accounts
Our financial statements are based in
part on judgements, estimates and
assumptions that are subject to
uncertainty
The preparation of financial information requires management to make judgements and use estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, particularly those involving the use of complex models, actual results reported in future periods could differ from the expectations on which management’s estimates are based. Judgements, estimates, assumptions and models are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the prevailing circumstances. The impacts of revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2025, these included impairment of amortised cost financial assets and financial assets measured at
FVOCI, impairment of goodwill and non-financial assets, valuation of financial instruments, deferred tax assets, provisions, impairment of interests in associates, post-employment benefit plans, and impairment of investments in subsidiaries, which are discussed in detail in ‘Critical estimates and judgements’ on page 66.
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
The assessment of whether goodwill and non-financial assets are impaired, and the measurement of any impairment, involve the application of judgement in determining key assumptions, including discount rates, estimated cash flows for the periods for which detailed cash flows are available and projecting the long-term pattern of sustainable cash flows thereafter. The recognition and measurement of deferred tax assets involve significant judgement regarding the probability and sufficiency of future taxable profits, taking into account the future reversal of existing taxable temporary differences and tax planning strategies, including corporate reorganisations.
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
assumptions.
The Group’s impairment test on the carrying amount at 30 June 2025 resulted in an impairment of $1.0bn, as the recoverable amount as determined by a value-in-use calculation was lower than the carrying amount. No further impairment (or reversal) was required for the period from 1 July 2025 to 31 December 2025. Impairment reviews are complex and require significant judgments, such as the
appropriateness of projected future cash flows, discount rate, and regulatory capital assumptions. There can be no assurance that no additional impairment will be required in future financial periods. See
Note 18 to the Financial Statements for further details.
The calculation of the defined benefit pension obligation involves the determination of key assumptions, including discount rate, inflation rate, pay, pension payments and deferred pension, and mortality.
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
These judgements and estimates could have a material adverse effect on the future financial position of the Group, results of operations, capital position, prospects and reputation. For further details, see
‘Critical estimates and judgements’ on page 66.
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

HSBC Holdings plc Annual Report on Form 20-F
138

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Our material banking risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables:

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk ▶ See page 140
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from other products such as guarantees and derivatives.
Credit risk is:
–measured as the amount that could be lost if a customer or counterparty fails to make repayments;
–monitored using various internal risk management measures and within limits approved by individuals within a framework of delegated authorities; and
–managed through a risk control framework, which seeks to outline clear and consistent policies, principles and guidance for risk managers; and by setting limits and appetite across geographical markets, portfolios or sectors.

Treasury risk ▶ See page 189
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

Market risk ▶ See page 200
Market risk is the risk of an adverse
financial impact on trading activities
arising from changes in market
parameters such as interest rates,
foreign exchange rates, asset prices,
volatilities, correlations and credit
spreads.

Market risk arises from both trading
portfolios and non-trading portfolios.
Market risk for trading portfolios is
discussed in the Market risk section on
page 201.
Market risk for non-trading portfolios is
discussed in the Treasury risk section on
page 198. Market risk exposures arising
from our insurance operations are
discussed on page 217.

Market risk is:
–measured using sensitivities, value at risk (‘VaR’) and stress testing, giving a detailed picture of potential gains and losses for a range of market movements and scenarios, as well as tail risks over specified time horizons;
–monitored using VaR, stress testing and other measures; and
–managed using risk limits approved by the Group Risk Management Meeting and the risk management meetings in various business segments.

Climate risk ▶ See page 203
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
economy, including changes in
government policy and legislation,
technology, market demand, and
reputational implications triggered by
a change in stakeholder expectations,
action or inaction; and
–the risk of greenwashing, which
arises from the act of knowingly or
unknowingly making inaccurate,
unclear, misleading or
unsubstantiated claims regarding
sustainability to stakeholders.

Climate risk is:
–measured using risk metrics and stress testing;
–monitored against risk appetite statements;
–managed through adherence to risk appetite thresholds, through specific policies, and through enhancements to processes and development of tools;
and
–this includes the development of product controls to manage the risk of greenwashing and the development of portfolio steering capabilities to manage our net zero ambitions.

Sustainability execution risk ▶ See page 206
Sustainability execution risk is the
risk of not meeting our sustainability
ambitions, targets and commitments
as set out in firm-level external
reporting, sustainability risk policies
and associated internal policies, and
other ESG commitments.

Sustainability execution risk can arise
from:
–financing or engaging in business
activities with clients and/or
transactions that are not aligned or
that are inconsistent with our
sustainability risk appetite and
policies;
–incorrectly including products or
transactions as counting towards our
sustainable finance ambition;
–engaging in activities that do not
support our ambition to become a net
zero bank by 2050.

Sustainability execution risk is:
–measured through progress against sustainability ambitions, targets and commitments using risk metrics;
–monitored against targets to reduce emissions and risk appetite which includes sectoral decarbonisation pathways; and
–managed through a risk control framework, appropriate policies and continual monitoring.

HSBC Holdings plc Annual Report on Form 20-F
139

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Our material banking risks

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Resilience risk ▶ See page 213
Resilience risk is the risk of sustained and significant business disruption causing the inability to provide critical services to our customers, affiliates, and counterparties.	Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk is:
–measured using a range of metrics and against our agreed risk appetite;
–monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
–managed by continual monitoring and thematic reviews.

Regulatory compliance risk ▶ See page 213
Regulatory compliance risk is the risk
associated with breaching our duty to
clients and other counterparties,
inappropriate market conduct
(including unauthorised trading) and
breaching related financial services
regulatory standards.

Regulatory compliance risk arises from
the failure to observe relevant laws,
codes, rules and regulations, potentially
resulting in adverse market or conduct
outcomes, fines, penalties and
reputational harm.

Regulatory compliance risk is:
–assessed and measured with reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of our regulatory compliance teams;
–monitored against the first line of defence risk and control assessments and testing, alongside the outcome of the second line of defence monitoring and control assurance activities, as well as internal and external audits and regulatory inspections; and
–managed by establishing and communicating appropriate policies and procedures, training employees accordingly, and monitoring activities to help ensure compliance.

Financial crime risk ▶ See page 214
Financial crime risk is the risk that
HSBC’s products and services will be
exploited for criminal activity. This
includes fraud, bribery and
corruption, tax evasion and the
facilitation of tax evasion, sanctions
and export control violations and
evasion, money laundering, terrorist
financing and proliferation financing.
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
–managed by establishing and communicating appropriate policies and procedures, training employees and monitoring activity to help embed them.
Proactive risk control and/or remediation work is undertaken where required.

Model risk ▶ See page 214
Model risk is the risk of the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Model risk is:
–measured by reference to model performance tracking and the output of detailed technical reviews and regulatory feedback, with key metrics including model validation outcomes and monitoring results;
–monitored against model risk appetite statements, insight from the independent validations completed by the model risk management team; and
–managed by creating and communicating appropriate policies, procedures and guidance, training colleagues in their application, supervising their adoption to help ensure operational effectiveness, and ensuring models are approved for use.

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
Financial risk ▶ See page 217
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

Financial risk is:
–measured for market risk, in terms of fluctuation in key financial reporting metrics; for credit risk, in terms of the market value that could be lost if a counterparty fails to make repayments; and for liquidity risk, in terms of internal metrics including stressed operational cash flow projections;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a risk control framework, which seeks to outline clear and consistent policies, principles and guidance. This includes using product design, asset liability matching and bonus rates.

Insurance risk ▶ See page 218
Insurance risk is the risk that, over time, the cost of insurance policies written, including claims and benefits, may exceed the total amount of premiums and investment income received.	The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, as well as lapse and surrender rates.
Insurance risk is:
–measured in terms of the variance between actual experience and expected assumptions and impact on key financial reporting metrics;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a risk control framework, which seeks to outline clear and consistent policies, principles and guidance. This includes using product design, underwriting, reinsurance and claims-handling procedures.

HSBC Holdings plc Annual Report on Form 20-F
140

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Credit risk
ÑSee page 138 for our definition of Credit risk.
Credit risk management
Key developments in 2025
There were no material changes to the policies and practices for the management of credit risk in 2025. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function.
We actively managed the risks related to macroeconomic uncertainties, including interest rates, inflation, fiscal and monetary policy, broader geopolitical uncertainties and conflicts.
ÑFor further details, see ‘Top and emerging risks’ on page 121.
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
Credit Risk sub-function
(Audited)
The Credit Risk sub-function in Group Risk and Compliance is responsible for the key policies and processes for managing credit risk, which include formulating Group credit policies and risk rating frameworks, guiding the Group’s appetite for credit risk exposures, undertaking independent reviews and objective assessment of credit risk, and monitoring performance and management of portfolios while fostering a culture of responsible lending.
Key risk management processes
IFRS 9 ‘Financial Instruments’ process
The IFRS 9 'Financial Instruments' process focuses on three main areas: modelling, data and forward economic guidance;
implementation; and governance.
Modelling, data, and forward economic guidance
This involves establishing IFRS 9 modelling and data processes across various geographies, including internal model risk governance and independent reviews. A centralised process generates unbiased global economic scenarios, which are reviewed quarterly for consistency with current economic conditions and risks. These scenarios are subject to final review and approval by senior management in a forward economic guidance global business impairment committee.
Implementation
A centralised impairment engine calculates expected credit losses using data from various systems, which is subject to validation checks and enhancements from a variety of client, finance and risk systems.
Where possible, these checks and processes are performed in a globally consistent and centralised manner.
Governance
Regional management review forums, including representatives from
Credit Risk and Finance, review and approve impairment results. These approvals are reviewed by retail and wholesale impairment committees for final approval. Required committee members include the relevant
Chief Risk Officers, Chief Financial Officers and the Global Financial
Controller.
Concentration of exposure
(Audited)
Concentration of credit risk occurs when multiple counterparties share similar economic traits or operate in the same sectors or regions, making them collectively vulnerable to changes in economic or political conditions. To mitigate this risk, the Group uses various controls such as portfolio and counterparty limits, approval and review processes, and stress testing across industries, countries and businesses.
Credit quality of financial instruments
(Audited)
Our risk rating system facilitates the internal ratings-based approach under the Basel framework to support the calculation of our minimum capital requirement. The five credit quality classifications encompass a range of granular internal credit rating grades assigned to wholesale and retail customers, and the external ratings attributed by external agencies to debt securities.
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
Retail lending
Retail lending credit quality is based on a 12-month point-in-time probability-weighted PD.

HSBC Holdings plc Annual Report on Form 20-F
141

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating[1]	12-month regulatory probability of default %	Internal credit rating	12 month probability- weighted PD %[2]
Quality classification
Strong	BBB and above	A- and above	CRR 1 to CRR 2	0–0.169	Band 1 and 2	0 – <=0.5
Good	BBB- to BB	BBB+ to BBB-	CRR 3	0.170–0.740	Band 3	>0.5 – <=1.5
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR 4 to CRR 5	0.741–4.914	Band 4 and 5	>1.5 – <=20
Sub-standard	B- to C	B- to C	CRR 6 to CRR 8	4.915–99.999	Band 6	>20 – <100
Credit impaired	Default	Default	CRR 9 to CRR 10	100	Band 7	100
1Customer risk rating (‘CRR’).
212-month point-in-time probability-weighted PD.

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
–‘Credit-impaired’ exposures have been assessed as described in Note 1.2(j) to the financial statements.

Forborne loans and advances
(Audited)
Forbearance measures consist of concessions towards an obligor that is experiencing, or about to experience, difficulties in meeting its financial commitments.
We continue to class loans as forborne when we modify the
contractual payment terms due to having concerns about the
borrowers’ ability to meet contractual payments when they were due.
Our definition of forborne captures non-payment-related concessions, such as covenant waivers.
ÑFor details of our policy on forbearance, see Note 1.2(j) in the financial
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
(Audited)
Forborne loans expected credit loss assessments reflect the higher rates of losses typically experienced with these types of loans; as such they are categorised as stage 2 and stage 3. The higher rates are more pronounced in unsecured retail lending requiring further segmentation.
For wholesale lending, forborne loans are typically assessed individually. Credit risk ratings are intrinsic to the impairment assessments. The individual impairment assessment takes into account the higher risk of the future non-payment inherent in forborne loans.
Impairment assessment
(Audited)
For details of our impairment policies on loans and advances and financial investments, see Note 1.2(j) on the financial statements.
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

HSBC Holdings plc Annual Report on Form 20-F
142

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Credit risk in 2025
At 31 December 2025, gross loans and advances to banks and
customers of $1,108bn increased by $65.1bn on a reported basis compared with 31 December 2024. Gross loans and advances to
customers increased by $58.7bn and gross loans and advances to banks increased by $6.4bn. This included total favourable foreign exchange movements of $44.1bn.
On a constant currency basis, the increase of $21.0bn was driven by an
$11.4bn rise in wholesale loans and advances to customers and a
$6.8bn rise in personal loans and advances to customers. There was a further increase of $2.8bn in loans and advances to banks.
The rise in wholesale loans and advances to customers was driven by an increase in balances in HSBC UK (up $8.4bn) and in Asia (up $3.8bn), across multiple industry sectors.
The rise in personal loans and advances to customers was driven by mortgage growth of $8.8bn, mainly in HSBC UK (up $8.5bn), and higher other personal lending in our entities in Asia (up $4.8bn). This was partly offset by the disposal of our retained portfolio of home and certain other loans in France ($7.2bn).
There was a decrease in stage 2 loans and advances to banks and customers of $17.1bn on a constant currency basis. This was mainly driven by model recalibration for retail portfolios where the probability of default (‘PD’) was aligned to the most recent observed performance.
This resulted in a shift of balances from stage 2 to stage 1, mainly in
HSBC UK mortgages. The balances transferred consisted of up-to-date loans mainly in the ‘Strong’ and ‘Good’ credit quality buckets.
At 31 December 2025, the allowance for ECL of $11.2bn increased by
$0.9bn compared with 31 December 2024, including adverse foreign exchange movements of $0.4bn, and write-offs of $3.6bn. The $11.2bn allowance comprised $10.8bn in respect of assets held at amortised cost and $0.4bn in respect of loan commitments and financial guarantees.
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers increased by $0.6bn from 31 December
2024. This was attributable to:
–a $0.5bn increase in wholesale loans and advances to customers, which included a $0.8bn increase in stage 3 and a $0.3bn decrease in stages 1 and 2; and
–a $0.1bn increase in personal loans and advances to customers driven by stages 1 and 2.
The ECL charge for 2025 was $3.9bn (2024: $3.4bn), inclusive of recoveries. The ECL charge comprised: $2.4bn in respect of wholesale lending, of which the stage 3 charge was $2.1bn; and $1.5bn in respect of personal lending, of which $0.9bn was in stage 3.
Wholesale lending charges were recognised mainly in our legal entities in Hong Kong ($1.2bn). This included charges related to the Hong Kong
CRE sector of $0.7bn. This reflected updates to our models used for
ECL calculations, an increase in allowances for new defaulted exposures, as well as continued negative migration in the portfolio as market conditions remained challenging. ECL charges in the mainland
China CRE sector of $0.2bn were mainly driven by a new default.
ÑIncome statement movements are analysed further on page 68.
While credit risk arises across most of our balance sheet, ECL have typically been recognised on loans and advances to customers and banks, in addition to securitisation exposures and other structured products. As a result, our disclosures focus primarily on these two areas. For further details of:
–maximum exposure to credit risk, see page 148;
–measurement uncertainty and sensitivity analysis of ECL estimates, see page 148;
–reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
including loan commitments and financial guarantees, see page 158;
–credit quality, see page 161;
–total wholesale lending for loans and advances to banks and customers by stage distribution, see page 169;
–wholesale and personal lending collateral, see page 167; and
–total personal lending for loans and advances to customers at amortised cost by stage distribution, see page 179.

HSBC Holdings plc Annual Report on Form 20-F
143

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment
	At 31 Dec 2025												At 31 Dec 2024
	Gross carrying/nominal amount						Allowance for ECL[1]						Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	233,389	305,700	308,169	151,657	176	999,091	(3,898)	(2,002)	(3,146)	(1,610)	(36)	(10,692)	238,416	269,141	287,842	137,789	7,185	940,373	(3,208)	(1,848)	(3,141)	(1,464)	(54)	(9,715)
Loans and advances to banks at amortised cost	11,478	7,696	67,733	16,630	4,932	108,469	—	—	(4)	(2)	(1)	(7)	13,034	7,505	63,524	15,713	2,276	102,052	(1)	(2)	(7)	(1)	(2)	(13)
Other financial assets measured at amortised cost	58,210	106,752	599,580	59,114	66,670	890,326	(28)	(10)	(65)	(25)	(1)	(129)	52,869	100,322	553,664	58,713	63,012	828,580	(25)	(9)	(39)	(19)	—	(92)
– cash and balances at central banks	6,717	52,218	165,027	18,174	723	242,859	—	—	—	—	—	—	5,565	63,981	177,095	20,260	773	267,674	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	44,063	44,063	—	—	—	—	—	—	—	—	—	—	42,293	42,293	—	—	—	—	—	—
– reverse repurchase agreements – non-trading	6,076	26,197	258,424	6,354	1,341	298,392	—	—	—	—	—	—	2,896	13,188	229,672	5,844	949	252,549	—	—	—	—	—	—
– financial investments	38,967	24,871	72,693	28,344	17,226	182,101	(2)	(1)	(4)	(5)	—	(12)	40,345	20,072	56,537	25,059	11,969	153,982	(1)	(1)	(4)	(3)	—	(9)
– assets held for sale[2]	—	14	3,229	864	8	4,115	—	—	(18)	(9)	—	(27)	—	5	670	2,595	3	3,273	—	—	(4)	—	—	(4)
– prepayments, accrued income and other assets[3]	6,450	3,452	100,207	5,378	3,309	118,796	(26)	(9)	(43)	(11)	(1)	(90)	4,063	3,076	89,690	4,955	7,025	108,809	(24)	(8)	(31)	(16)	—	(79)
Total on- balance sheet	303,077	420,148	975,482	227,401	71,778	1,997,886	(3,926)	(2,012)	(3,215)	(1,637)	(38)	(10,828)	304,319	376,968	905,030	212,215	72,473	1,871,005	(3,234)	(1,859)	(3,187)	(1,484)	(56)	(9,820)
Loan and other credit-related commitments	108,011	103,230	353,721	125,138	692	690,792	(24)	(92)	(196)	(3)	—	(315)	109,369	90,848	307,197	111,762	191	619,367	(29)	(116)	(187)	(16)	—	(348)
Financial guarantees	622	1,199	13,946	1,709	—	17,476	(1)	(16)	(33)	(1)	—	(51)	1,171	939	13,186	1,702	—	16,998	(2)	(3)	(24)	—	—	(29)
Total off- balance sheet[4]	108,633	104,429	367,667	126,847	692	708,268	(25)	(108)	(229)	(4)	—	(366)	110,540	91,787	320,383	113,464	191	636,365	(31)	(119)	(211)	(16)	—	(377)
	411,710	524,577	1,343,149	354,248	72,470	2,706,154	(3,951)	(2,120)	(3,444)	(1,641)	(38)	(11,194)	414,859	468,755	1,225,413	325,679	72,664	2,507,370	(3,265)	(1,978)	(3,398)	(1,500)	(56)	(10,197)

HSBC Holdings plc Annual Report on Form 20-F
144

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment (continued)
	At 31 Dec 2025												At 31 Dec 2024
	Fair value						Memorandum allowance for ECL[5]						Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	133,840	29,306	170,258	48,939	1,225	383,568	(1)	—	(20)	(9)	—	(30)	128,568	26,405	137,538	51,516	2,097	346,124	(1)	(1)	(18)	(14)	(20)	(54)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2At 31 December 2025, the gross carrying amount comprised $3.6bn of loans and advances to customers and banks (31 December 2024: $1.1bn) and $0.5bn of other financial assets at amortised cost (31 December 2024: $2.1bn) including:
the planned sales of our business in Uruguay ($1.4bn), our private banking and custody businesses in Germany ($0.3bn, 31 December 2024: $2.2bn), our business in South Africa ($0.4bn, 31 December 2024: $0.4bn) and sale of individual assets in the US ($1.3bn, 31 December 2024: $11m)). The corresponding allowance for ECL comprised $27m of loans and advances to customers and banks (31 December 2024: $4m) and nil of other financial assets at amortised cost
(31 December 2024: $0.3m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 73 comprises both financial and non-financial assets, including cash collateral, settlement accounts and items in the course of collection from other banks.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
Full-year to	$m	$m	$m	$m	$m	$m
31 Dec 2025	(1,476)	(696)	(696)	(892)	(90)	(3,850)
31 Dec 2024	(1,076)	(402)	(869)	(1,038)	(29)	(3,414)
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–Purchased or originated credit-impaired financial assets (‘POCI’): Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

HSBC Holdings plc Annual Report on Form 20-F
145

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector
(Audited)
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	893,433	80,936	24,389	333	999,091	(1,201)	(2,318)	(7,097)	(76)	(10,692)	0.1	2.9	29.1	22.8	1.1
– personal	446,696	23,887	3,945	—	474,528	(667)	(1,235)	(895)	—	(2,797)	0.1	5.2	22.7	—	0.6
– corporate and commercial	349,763	54,636	19,966	140	424,505	(478)	(1,064)	(5,909)	(75)	(7,526)	0.1	1.9	29.6	53.6	1.8
– non-bank financial institutions	96,974	2,413	478	193	100,058	(56)	(19)	(293)	(1)	(369)	0.1	0.8	61.3	0.5	0.4
Loans and advances to banks at amortised cost	108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)	—	1.5	100.0	—	—
Other financial assets measured at amortised cost	888,491	1,651	184	—	890,326	(76)	(11)	(42)	—	(129)	—	0.7	22.8	—	—
Loan and other credit-related commitments	669,648	20,488	652	4	690,792	(149)	(97)	(69)	—	(315)	—	0.5	10.6	—	—
– personal	270,494	1,945	92	—	272,531	(22)	(5)	—	—	(27)	—	0.3	—	—	—
– corporate and commercial	255,740	14,649	560	4	270,953	(115)	(88)	(69)	—	(272)	—	0.6	12.3	—	0.1
– financial	143,414	3,894	—	—	147,308	(12)	(4)	—	—	(16)	—	0.1	—	—	—
Financial guarantees	15,913	1,371	192	—	17,476	(8)	(17)	(26)	—	(51)	0.1	1.2	13.5	—	0.3
– personal	1,446	—	—	—	1,446	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	10,071	1,287	190	—	11,548	(6)	(17)	(26)	—	(49)	0.1	1.3	13.7	—	0.4
– financial	4,396	84	2	—	4,482	(1)	—	—	—	(1)	—	—	—	—	—
At 31 Dec 2025	2,575,821	104,578	25,418	337	2,706,154	(1,438)	(2,445)	(7,235)	(76)	(11,194)	0.1	2.3	28.5	22.6	0.4

Loans and advances to customers at amortised cost	824,420	93,248	22,615	90	940,373	(1,078)	(2,546)	(6,040)	(51)	(9,715)	0.1	2.7	26.7	56.7	1.0
– personal	403,746	39,919	3,560	—	447,225	(570)	(1,158)	(796)	—	(2,524)	0.1	2.9	22.4	—	0.6
–corporate and commercial	340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)	0.1	2.7	26.6	56.7	1.6
– non-bank financial institutions	79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)	0.1	1.4	53.2	—	0.5
Loans and advances to banks at amortised cost	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)	—	1.0	100.0	—	—
Other financial assets measured at amortised cost	826,621	1,806	153	—	828,580	(64)	(5)	(23)	—	(92)	—	0.3	15.0	—	—
Loan and other credit-related commitments	597,231	21,175	958	3	619,367	(137)	(121)	(90)	—	(348)	—	0.6	9.4	—	0.1
– personal	251,489	1,680	86	—	253,255	(17)	—	(5)	—	(22)	—	—	5.8	—	—
– corporate and commercial	231,201	17,453	838	3	249,495	(111)	(116)	(83)	—	(310)	—	0.7	9.9	—	0.1
– financial	114,541	2,042	34	—	116,617	(9)	(5)	(2)	—	(16)	—	0.2	5.9	—	—
Financial guarantees	15,353	1,397	248	—	16,998	(8)	(5)	(16)	—	(29)	0.1	0.4	6.5	—	0.2
– personal	1,416	11	—	—	1,427	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,048	1,232	195	—	11,475	(7)	(5)	(15)	—	(27)	0.1	0.4	7.7	—	0.2
– financial	3,889	154	53	—	4,096	(1)	—	(1)	—	(2)	—	—	1.9	—	—
At 31 Dec 2024	2,365,477	117,824	23,976	93	2,507,370	(1,296)	(2,679)	(6,171)	(51)	(10,197)	0.1	2.3	25.7	54.8	0.4
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
identified at an earlier stage (less than 30 DPD).

HSBC Holdings plc Annual Report on Form 20-F
146

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Stage 2 days past due analysis
(Audited)
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
At 31 Dec 2025	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	80,936	77,615	1,894	1,427	(2,318)	(1,837)	(211)	(270)	2.9	2.4	11.1	18.9
– personal	23,887	21,481	1,483	923	(1,235)	(797)	(188)	(250)	5.2	3.7	12.7	27.1
– corporate and commercial	54,636	53,898	400	338	(1,064)	(1,024)	(23)	(17)	1.9	1.9	5.8	5.0
– non-bank financial institutions	2,413	2,236	11	166	(19)	(16)	—	(3)	0.8	0.7	—	1.8
Loans and advances to banks at amortised cost	132	132	—	—	(2)	(2)	—	—	1.5	1.5	—	—
Other financial assets measured at amortised cost	1,651	1,611	21	19	(11)	(10)	—	(1)	0.7	0.6	—	5.3

At 31 Dec 2024
Loans and advances to customers at amortised cost	93,248	90,157	1,888	1,203	(2,546)	(2,147)	(192)	(207)	2.7	2.4	10.2	17.2
– personal	39,919	37,676	1,361	882	(1,158)	(799)	(169)	(190)	2.9	2.1	12.4	21.5
– corporate and commercial	51,231	50,486	506	239	(1,358)	(1,326)	(21)	(11)	2.7	2.6	4.2	4.6
– non-bank financial institutions	2,098	1,995	21	82	(30)	(22)	(2)	(6)	1.4	1.1	9.5	7.3
Loans and advances to banks at amortised cost	198	198	—	—	(2)	(2)	—	—	1.0	1.0	—	—
Other financial assets measured at amortised cost	1,806	1,794	3	9	(5)	(5)	—	—	0.3	0.3	—	—
1The days past due amounts presented above are on a contractual basis.

Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 31 December 2025.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date PD measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2(j) ‘Summary of material accounting policies’, on page 306.
The qualitative classification primarily accounts for CRR deterioration, watch-and-worry and retail management judgemental adjustments.
ÑA summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 306.

Loans and advances to customers and banks[1]
	At 31 Dec 2025
	Loans and advances to customers						Loans and advances to banks at amortised cost	Total stage 2
	Personal	of which:			Corporate and commercial	Non-bank financial institutions
		first lien mortgages	credit cards	other personal lending
	$m	$m	$m	$m	$m	$m	$m	$m
Quantitative	21,339	16,111	3,031	2,197	40,294	1,153	102	62,888
Qualitative	2,442	1,958	226	258	14,160	1,249	30	17,881
– of which: forbearance	242	142	29	71	904	102	—	1,248
30 DPD backstop[2]	106	79	3	24	182	11	—	299
Total gross carrying amount	23,887	18,148	3,260	2,479	54,636	2,413	132	81,068

Quantitative	(1,128)	(81)	(690)	(357)	(830)	(10)	—	(1,968)
Qualitative	(101)	(27)	(40)	(34)	(230)	(9)	(2)	(342)
– of which: forbearance	(34)	(16)	(5)	(13)	(17)	—	—	(51)
30 DPD backstop[2]	(6)	(1)	(1)	(4)	(4)	—	—	(10)
Total allowance for ECL	(1,235)	(109)	(731)	(395)	(1,064)	(19)	(2)	(2,320)

ECL coverage %	5.2	0.6	22.4	15.9	1.9	0.8	1.5	2.9

Residual average life[3] (in years)	15.0	19.2	<1.0	2.9	2.9	1.8	<1.0

HSBC Holdings plc Annual Report on Form 20-F
147

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Loans and advances to customers and banks[1] (continued)
	At 31 Dec 2024
	Loans and advances to customers						Loans and advances to banks at amortised cost	Total stage 2
	Personal	of which:			Corporate and commercial	Non-bank financial institutions
		first lien mortgages	credit cards	other personal lending
	$m	$m	$m	$m	$m	$m	$m	$m
Quantitative	36,356	30,992	2,904	2,460	37,787	1,658	176	75,977
Qualitative	3,452	3,107	85	260	13,327	438	22	17,239
– of which: forbearance	175	70	40	65	1,086	3	—	1,264
30 DPD backstop[2]	111	78	2	31	117	2	—	230
Total gross carrying amount	39,919	34,177	2,991	2,751	51,231	2,098	198	93,446

Quantitative	(1,118)	(121)	(651)	(346)	(1,124)	(28)	—	(2,270)
Qualitative	(35)	(8)	(9)	(18)	(229)	(2)	(2)	(268)
– of which: forbearance	(5)	—	(1)	(4)	(12)	—	—	(17)
30 DPD backstop[2]	(5)	(1)	—	(4)	(5)	—	—	(10)
Total allowance for ECL	(1,158)	(130)	(660)	(368)	(1,358)	(30)	(2)	(2,548)

ECL coverage %	2.9	0.4	22.1	13.4	2.7	1.4	1.0	2.7

Residual average life[3] (in years)	17.0	19.5	<1.0	3.6	2.7	1.9	<1.0
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
Commentary on consolidated balance sheet movements in 2025
is provided on page 74.
Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place that reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets, such as residential properties, collateral held in the form of financial instruments that are not held on the balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the credit risk is predominantly borne by the policyholder. See page
305 and Note 31 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the ‘Collateral’
section on page 165.
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
For the financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount and is net of the allowance for ECL. For financial guarantees and other guarantees granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-
related commitments, it is generally the full amount of the committed facilities.
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

HSBC Holdings plc Annual Report on Form 20-F
148

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Maximum exposure to credit risk
(Audited)
	At 31 Dec 2025			At 31 Dec 2024
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	$m	$m	$m	$m	$m	$m
Loans and advances to customers held at amortised cost	988,399	(25,671)	962,728	930,658	(22,822)	907,836
– personal	471,731	(3,568)	468,163	444,701	(2,256)	442,445
– corporate and commercial	416,979	(20,636)	396,343	403,929	(18,897)	385,032
– non-bank financial institutions	99,689	(1,467)	98,222	82,028	(1,669)	80,359
Loans and advances to banks at amortised cost	108,462	—	108,462	102,039	—	102,039
Other financial assets held at amortised cost	888,882	(5,865)	883,017	827,193	(4,383)	822,810
– cash and balances at central banks	242,859	—	242,859	267,674	—	267,674
– Hong Kong Government certificates of indebtedness	44,063	—	44,063	42,293	—	42,293
– reverse repurchase agreements – non-trading	298,392	(5,865)	292,527	252,549	(4,383)	248,166
– financial investments	182,089	—	182,089	153,973	—	153,973
– prepayments, accrued income and other assets	121,479	—	121,479	110,704	—	110,704
Assets held for sale	11,115	—	11,115	27,234	—	27,234
Derivatives	237,740	(229,223)	8,517	268,637	(254,257)	14,380
Total on-balance sheet exposure to credit risk	2,234,598	(260,759)	1,973,839	2,155,761	(281,462)	1,874,299
Total off-balance sheet	1,068,162	—	1,068,162	970,610	—	970,610
– financial and other guarantees	119,840	—	119,840	109,380	—	109,380
– loan and other credit-related commitments	948,322	—	948,322	861,230	—	861,230
Total	3,302,760	(260,759)	3,042,001	3,126,371	(281,462)	2,844,909
Concentration of exposure
Our business segments offer a broad range of products, with the majority of our exposures in Asia and Europe.
For an analysis of:
–financial investments, see Note 16 on the financial statements;
–trading assets, see Note 11 on the financial statements;
–derivatives, see page 178 and Note 15 on the financial statements;
and
–loans and advances by industry sector and by the location of the principal operations of the lending subsidiary (or, in the case of the operations of The Hongkong and Shanghai Banking Corporation
Limited, HSBC Bank plc, HSBC Bank Middle East Limited and
HSBC Bank USA, by the location of the lending branch), see page
169 for wholesale lending and page 179 for personal lending.
Credit deterioration of financial
instruments
(Audited)
ÑA summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2, stage 3 (credit impaired)
and POCI financial instruments can be found in Note 1.2(j) on the financial statements.

Measurement uncertainty and sensitivity analysis of ECL estimates
(Audited)
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting economic scenarios and their weightings.
Management judgemental adjustments are used where modelled
allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 31 December 2025, four economic scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Scenarios are created using the latest economic forecasts and distributional estimates, each quarter.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. These estimates are used as conditioning assumptions in a modelled expansion of other variables, to ensure scenarios that are economically coherent and internally consistent. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
The consensus Central scenario is deemed the ‘most likely’ scenario, and will attract the largest probability weighting.
The consensus outer scenarios represent short-term cyclical deviations from the Central scenario, where variable paths converge back to long-
term trend expectations. They are calibrated to a 10% probability.
HSBC’s Central scenario assumes that the effects of announced climate measures, carbon pricing and green levies are incorporated into economic forecasts where their short-term effects are known from enacted legislation, or may be reasonably projected from current trends and statutory targets. Variable paths and projections aligned to long-
term climate outcomes, but which are dependent on additional policy adjustments, carry greater uncertainty. Further details about climate scenarios may be found in the ‘Insights from climate scenario analysis’
section of our Risk review on page 206.
The Downside 2 explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of equilibrium, where economic variables move permanently away from past trends. It is calibrated to a
5% probability.
In most circumstances, the alignment of weightings with the calibrated probability of scenarios is deemed appropriate for the unbiased estimation of ECL. However, management may depart from this
probability-based scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.

HSBC Holdings plc Annual Report on Form 20-F
149

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Description of economic scenarios
The economic assumptions presented in this section are formed by
HSBC with reference to external forecasts and estimates for the purpose of calculating ECL.
Forecasts may change, and remain subject to uncertainty. Outer scenarios are designed to capture the potential crystallisation of key economic and financial risks and alternative paths for economic variables. The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario incorporates higher growth forecasts for 2026 relative to the fourth quarter of 2024, in most of our major markets.
The change in forecasts for 2027 is more mixed, reflecting differing regional dynamics. The scenario is modelled consistent with a US tariff rate, measured as an effective trade-weighted average, of 15% at the start of 2026. That rate has fallen in recent months to reflect the lowering of US tariff rates on imports from mainland China, the conclusion of a trade agreement with Switzerland and targeted tariff exemptions on key products.
Forecasts for mainland China and Hong Kong have improved relative to the fourth quarter of 2024, when projections were weighed down by expectations that the imposition of US tariffs would result in much slower growth. Growth expectations have since been revised upwards, supported by China’s success in redirecting trade away from the US, and further anticipated official policy support. In Hong Kong, further increases in residential property sector transactions and domestic consumption are expected to be driven by a lowering of interest rates.
Forecast US GDP growth has also improved relative to the fourth quarter of 2024 despite trade policy uncertainty, the persistence of higher inflation and a weaker labour market. The economy has proved more resilient to tariffs than had been expected, and robust growth in private sector investment, related to the technology sector, has further supported growth. The key exception to the improved outlook is the
UK, where forecasts have deteriorated as unemployment has risen and both household and business confidence has weakened.
Global GDP is expected to grow by 2.5% in 2026 in the Central scenario, and the average rate of global GDP growth is forecast to be
2.6% over the five-year forecast period.
The key features of our Central scenario are:
–Forecast GDP growth has improved since the fourth quarter of
2024, although the outlook still envisages either a slowdown or stabilisation in growth in 2026, relative to 2025, for most markets.
The exceptions are Mexico and the UAE, where growth is forecast to improve in 2026.
–In most markets, unemployment is forecast to rise moderately in
2026 in line with slower economic activity and subdued hiring. It will remain relatively low by historical standards.
–The evolution of inflation is mixed. In the US and UK, inflation is expected to fall gradually but remain above central bank target rates through 2026, reflecting higher tariffs in the US and the effects of services price inflation in the UK. In mainland China, inflation is expected to remain subdued due to soft consumer demand and
continued manufacturing growth.
–House prices in mainland China are expected to continue to fall. In
Hong Kong, prices are forecast to see further moderate
improvements due to a revival in buyer interest, spurred by lower interest rates. House price growth is projected to remain positive, but subdued, in the UK and the US.
–Challenging conditions are also forecast to continue in certain segments of the commercial property sector in a number of our major markets, including Hong Kong. Structural changes to demand in the office segment in particular have driven lower valuations.
–Policy interest rates in major markets are forecast to gradually decline further in 2026. In the longer term, they are expected to remain at a higher level than in recent years.
–The Brent crude oil price is forecast to average around $65 per barrel over the projection period.
The Central scenario was created with forecasts available in late
November 2025, and subsequently kept under review until the end of
December 2025.

HSBC Holdings plc Annual Report on Form 20-F
150

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
The following tables describe key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario
	2026–2030 (as at 4Q25)							2025–2029 (as at 4Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025								1.2	2.0	1.7	4.0	0.9	4.4	0.9
2026	1.1	1.9	2.3	4.4	0.9	4.7	1.3	1.3	1.6	1.8	3.7	0.9	4.2	1.2
2027	1.4	2.0	2.3	4.2	1.2	4.1	2.0	1.8	1.6	3.5	4.3	1.4	3.9	1.7
2028	1.5	2.1	2.3	4.0	1.3	3.8	2.2	1.6	1.8	3.1	3.9	1.5	3.6	1.9
2029	1.5	2.1	2.4	3.8	1.3	3.5	2.2	1.6	2.0	2.7	3.7	1.4	3.6	2.0
2030	1.5	2.0	2.4	3.8	1.3	3.5	2.2
5-year average[1]	1.4	2.0	2.3	4.0	1.2	3.9	2.0	1.5	1.8	2.6	3.9	1.2	3.9	1.5
Unemployment rate (%)
2025								4.9	4.4	3.3	5.2	7.5	2.7	3.5
2026	4.9	4.4	3.6	5.2	7.6	2.5	3.2	4.7	4.3	3.7	5.4	7.3	2.6	3.5
2027	4.7	4.3	3.4	5.2	7.6	2.4	3.2	4.5	4.3	3.3	5.2	7.2	2.6	3.5
2028	4.7	4.1	3.1	5.1	7.5	2.4	3.2	4.3	4.2	3.0	5.0	7.0	2.5	3.5
2029	4.7	4.1	3.0	5.0	7.4	2.4	3.1	4.3	4.1	2.9	5.0	7.0	2.5	3.5
2030	4.7	4.1	3.0	5.0	7.4	2.4	3.1
5-year average[1]	4.7	4.2	3.2	5.1	7.5	2.4	3.2	4.5	4.2	3.2	5.2	7.2	2.6	3.5
House prices (annual average growth rate, %)
2025								1.4	4.4	(0.5)	(5.9)	2.1	9.3	7.6
2026	1.2	1.1	0.5	(1.6)	4.3	5.8	4.8	3.8	3.2	2.4	(0.7)	4.4	5.1	4.5
2027	2.8	1.9	1.5	2.1	5.0	3.2	4.5	4.6	2.4	3.0	3.2	4.4	3.6	4.2
2028	3.3	2.7	2.5	3.5	4.1	2.3	4.4	3.5	2.5	2.7	4.1	3.8	1.8	4.0
2029	2.7	3.2	2.1	3.4	3.1	2.0	4.3	2.7	2.6	2.7	2.9	3.1	1.3	4.0
2030	2.4	3.2	2.1	2.3	2.2	2.1	4.2
5-year average[1]	2.5	2.4	1.8	1.9	3.7	3.1	4.4	3.2	3.0	2.1	0.7	3.6	4.2	4.9
Inflation (annual average growth rate, %)
2025								2.4	2.4	1.4	0.3	1.2	2.1	5.0
2026	2.5	2.9	1.8	0.7	1.4	2.0	3.7	2.1	2.8	1.9	1.0	1.6	1.9	3.9
2027	2.1	2.3	1.9	1.2	1.7	1.9	3.6	2.1	2.5	2.2	1.5	2.0	1.8	3.4
2028	2.1	2.2	2.0	1.4	2.1	1.9	3.5	2.0	2.2	2.2	1.7	2.3	1.9	3.4
2029	2.0	2.2	2.2	1.5	2.1	2.0	3.4	2.0	2.1	2.3	1.6	2.2	1.8	3.4
2030	2.0	2.2	2.2	1.5	1.9	2.0	3.4
5-year average	2.2	2.4	2.0	1.3	1.9	1.9	3.5	2.1	2.4	2.0	1.2	1.9	1.9	3.8
Central bank policy rate (annual average, %)
2025								4.2	4.1	4.5	2.9	2.1	4.1	9.4
2026	3.5	3.4	3.8	3.0	1.9	3.5	7.0	3.9	3.7	4.1	2.9	1.8	3.8	8.8
2027	3.4	3.1	3.5	3.0	2.0	3.1	7.2	3.8	3.7	4.0	3.0	2.0	3.7	8.8
2028	3.5	3.2	3.6	3.1	2.1	3.3	7.5	3.7	3.6	4.0	3.2	2.0	3.6	8.9
2029	3.7	3.4	3.8	3.1	2.3	3.4	7.7	3.7	3.6	4.0	3.3	2.1	3.6	8.9
2030	3.8	3.6	3.9	3.2	2.5	3.6	7.9
5-year average[1]	3.6	3.3	3.7	3.1	2.2	3.4	7.5	3.9	3.7	4.1	3.1	2.0	3.8	8.9
1The five-year average is calculated over a projected period of 20 quarters from 1Q26 to 4Q30 for the 4Q25 scenario and 1Q25 to 4Q29 for the 4Q24 scenario.
2For mainland China, the rate shown is the Loan Prime Rate.

HSBC Holdings plc Annual Report on Form 20-F
151

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It also incorporates lower
unemployment and higher asset prices than incorporated in the Central scenario. Inflation accelerates modestly, driven by increased investment and higher consumption spending.
The scenario is consistent with a number of key upside risk themes.
These include a partial rollback of tariff measures, deregulation, an improvement in the US-China relationship, and a de-escalation in geopolitical tensions.
The following tables describe key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.0	(4Q30)	15.2	(4Q30)	20.7	(4Q30)	28.6	(4Q30)	8.5	(4Q30)	29.0	(4Q30)	16.9	(4Q30)
Unemployment rate (%, min)[2]	3.2	(4Q27)	3.5	(4Q27)	2.8	(2Q28)	4.7	(4Q27)	6.6	(4Q27)	2.0	(4Q27)	2.8	(3Q26)
House price index (%, start-to-peak)[1]	20.0	(4Q30)	23.2	(4Q30)	19.4	(4Q30)	14.9	(4Q30)	22.6	(4Q30)	22.2	(4Q30)	29.5	(4Q30)
Inflation rate (YoY % change, max)[3]	3.5	(1Q26)	3.6	(3Q26)	2.9	(2Q26)	1.5	(4Q30)	2.4	(4Q27)	3.1	(2Q26)	4.2	(1Q26)
Central bank policy rate (%, max)[3]	3.9	(1Q26)	3.9	(1Q26)	4.2	(1Q26)	3.4	(1Q27)	2.5	(4Q30)	3.9	(1Q26)	8.1	(4Q30)

Consensus Upside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.3	(4Q29)	13.6	(4Q29)	21.4	(4Q29)	27.5	(4Q29)	8.9	(4Q29)	28.9	(4Q29)	13.6	(4Q29)
Unemployment rate (%, min)[2]	3.5	(3Q26)	3.6	(1Q26)	2.9	(4Q29)	4.9	(4Q26)	6.4	(4Q26)	2.2	(4Q26)	3.0	(1Q25)
House price index (%, start-to-peak)[1]	24.2	(4Q29)	23.6	(4Q29)	25.3	(4Q29)	9.8	(4Q29)	22.8	(4Q29)	26.1	(4Q29)	31.7	(4Q29)
Inflation rate (YoY % change, min)[3]	1.4	(1Q26)	1.6	(2Q26)	(0.1)	(4Q25)	(1.0)	(4Q25)	0.1	(4Q25)	0.6	(4Q25)	3.1	(2Q26)
Central bank policy rate (%, min)[3]	3.6	(4Q25)	3.6	(1Q29)	4.0	(1Q29)	2.7	(1Q26)	1.4	(3Q25)	3.6	(1Q29)	7.6	(1Q26)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment rate in the scenario.
3Highest/lowest projected policy rate and year-on-year percentage change in inflation in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of key risk themes and are modelled so that economic shocks drive consumption and investment lower and commodity prices fall. For most markets, inflation and interest rates are lower compared with the
Central scenario. That narrative is disrupted in the US and Mexico as higher tariff rates and other countermeasures are assumed to drive a broad increase in import prices.
Key downside risks include:
–an increase in protectionist policies. This lowers investment, complicates international supply chains, and impedes trade flows;
–abrupt asset repricing given elevated valuations, particularly in the tech sector, eroding wealth effects and ultimately increasing credit risks;
–broader and more prolonged conflict in the Middle East and the
Russia-Ukraine war, which undermine confidence and investment;
and
–continued differences between the US and China, which affect economic confidence and the global goods trade and supply chains for critical technologies.
The consensus Downside scenario
In the consensus Downside scenario, the effects of tariffs on the global economy are worse than expected, leading to weaker economic activity compared with the Central scenario. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, rising to 19% in 2026, and remaining at that level in 2027. The key driver of that increase is the application of sector-specific tariff rates.
In this scenario, GDP declines and unemployment rates rise, while asset prices and commodity prices fall. The scenario features an escalation in geopolitical tensions and an increase in tariffs over and above those assumed in the Central scenario. Existing and recently approved trade agreements are assumed to hold. In most markets, inflation declines relative to the Central scenario, as tariffs are assumed to drive a drop in export demand from the US. In the US and Mexico, the scenario sees inflation rise as higher tariffs across a broad range of imported goods pass through to consumer prices.
In the scenario, oil prices trough at $40 per barrel.
The following tables describe key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.2)	(2Q27)	(0.8)	(3Q26)	(1.7)	(4Q27)	(1.7)	(3Q26)	(0.4)	(3Q26)	0.4	(1Q26)	(1.0)	(1Q27)
Unemployment rate (%, max)[2]	6.2	(4Q26)	5.3	(3Q26)	4.8	(4Q26)	6.8	(4Q27)	8.6	(3Q26)	3.2	(3Q27)	3.8	(3Q26)
House price index (%, start-to-trough)[1]	(4.1)	(1Q27)	(3.1)	(1Q27)	(3.8)	(1Q27)	(5.6)	(1Q27)	0.7	(1Q26)	(3.4)	(2Q26)	0.6	(1Q26)
Inflation rate (YoY % change)[3]	1.3	(3Q26)	3.4	(1Q26)	0.1	(4Q26)	(2.9)	(4Q26)	0.4	(4Q26)	0.5	(4Q26)	4.7	(1Q26)
Central bank policy rate (%)[3]	2.2	(3Q28)	4.6	(2Q26)	5.0	(2Q26)	1.5	(4Q26)	0.6	(1Q27)	4.6	(2Q26)	9.5	(2Q26)

Consensus Downside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(4Q26)	(0.6)	(3Q25)	(4.5)	(4Q25)	(2.5)	(3Q25)	(0.6)	(1Q26)	0.3	(1Q25)	(2.1)	(4Q26)
Unemployment rate (%, max)[2]	6.1	(4Q25)	5.3	(3Q25)	5.1	(2Q26)	6.9	(4Q26)	8.3	(3Q25)	3.4	(1Q26)	4.1	(4Q25)
House price index (%, start-to-trough)[1]	(4.5)	(1Q26)	(0.2)	(1Q25)	(1.9)	(2Q26)	(12.8)	(3Q26)	(0.3)	(1Q25)	(0.4)	(1Q25)	2.1	(1Q25)
Inflation rate (YoY % change, max)[3]	3.4	(4Q25)	4.5	(1Q26)	3.1	(1Q26)	2.0	(1Q26)	2.6	(3Q25)	2.8	(1Q26)	7.4	(4Q25)
Central bank policy rate (%, max)[3]	5.0	(1Q25)	4.8	(1Q25)	5.2	(1Q25)	3.0	(1Q25)	3.2	(1Q25)	4.8	(1Q25)	11.5	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment rate in the scenario.
3The table for 4Q25 shows highest year-on-year percentage change in inflation and projected policy rates for the US and Mexico, and lowest for other countries and territories. For the UAE and Hong Kong, the policy rate is shown as the maximum, consistent with the operation of US-dollar-linked exchange rates. For mainland China, the rate shown is the Loan Prime Rate.

HSBC Holdings plc Annual Report on Form 20-F
152

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Downside 2 scenario
The Downside 2 scenario reflects management’s view of the tail of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that lead to a deep global recession. The subsequent drop in demand leads to a steep fall in commodity prices, and a rapid increase in unemployment.
The narrative features an escalation in tariff actions, resulting in a global trade war, and further intensification of geopolitical crises. Asset prices fall steeply, with technology-related stocks expected to experience the most significant price adjustments. The scenario is consistent with the
US tariff rate, measured as an effective trade-weighted average, rising to 25% in 2026, and remaining at that level in 2027.
In the scenario, oil prices trough at $30 per barrel.
The following tables describe key macroeconomic variables in the
Downside 2 scenario.

Downside 2 scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(5.3)	(2Q27)	(4.5)	(1Q27)	(9.3)	(3Q27)	(6.0)	(1Q27)	(6.2)	(2Q27)	(5.7)	(2Q27)	(10.0)	(1Q27)
Unemployment rate (%, max)[2]	8.9	(2Q27)	9.0	(1Q28)	7.0	(4Q26)	7.0	(4Q27)	10.7	(4Q27)	3.9	(3Q26)	5.2	(2Q27)
House price index (%, start-to-trough)[1]	(24.2)	(4Q27)	(17.1)	(4Q26)	(19.6)	(2Q29)	(23.1)	(4Q27)	(5.9)	(3Q27)	(30.5)	(1Q28)	0.6	(1Q26)
Inflation rate (YoY % change)[3]	(1.9)	(4Q26)	4.1	(2Q26)	(1.7)	(2Q27)	(6.5)	(4Q26)	(0.6)	(4Q26)	0.3	(4Q26)	4.8	(1Q26)
Central bank policy rate (%)[3]	1.4	(1Q27)	4.7	(2Q26)	5.0	(2Q26)	1.2	(2Q27)	0.1	(4Q26)	4.7	(2Q26)	9.9	(2Q26)

Downside 2 scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(9.1)	(2Q26)	(4.1)	(2Q26)	(10.1)	(4Q25)	(8.7)	(4Q25)	(7.9)	(2Q26)	(6.8)	(2Q26)	(10.5)	(3Q26)
Unemployment rate (%, max)[2]	8.4	(2Q26)	9.3	(2Q26)	7.1	(1Q26)	7.1	(4Q26)	10.4	(1Q27)	5.0	(3Q25)	5.6	(1Q26)
House price index (%, start-to-trough)[1]	(27.2)	(4Q26)	(15.8)	(4Q25)	(34.4)	(3Q27)	(30.5)	(4Q26)	(14.0)	(2Q27)	(13.2)	(2Q27)	2.0	(1Q25)
Inflation rate (YoY % change, max)[3]	10.1	(2Q25)	4.9	(4Q25)	3.6	(1Q26)	3.8	(4Q25)	7.6	(2Q25)	3.7	(2Q25)	7.9	(4Q25)
Central bank policy rate (%, max)[3]	5.5	(1Q25)	5.5	(1Q25)	5.9	(1Q25)	3.5	(3Q25)	4.2	(1Q25)	5.6	(1Q25)	12.1	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment rate in the scenario.
3 The table for 4Q25 shows highest year-on-year percentage change in inflation and projected policy rates for the US and Mexico, and lowest for other countries and territories. For the UAE and Hong Kong, the policy rate is shown as the maximum, consistent with the operation of US-dollar-linked exchange rates. For mainland China, the rate shown is the Loan Prime Rate.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

Hong Kong

10
8
6
4
2
0
-2
-4
-6
-8
-10
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

Mainland China

10
8
6
4
2
0
-2
-4
-6
-8
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

UK

6
4
2
0
-2
-4
-6
-8
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

US

6
4
2
0
-2
-4
-6
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

HSBC Holdings plc Annual Report on Form 20-F
153

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
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
For the fourth quarter of 2025, forecast and distributional estimates were assessed to have incorporated available information around tariffs and policy uncertainties and no major events had occurred since scenario production that changed the outlook materially. Forecast dispersion, financial market volatility and other measures of uncertainty remained close to their long-term average.
Consequently, there was no variation in scenario weights and they were aligned to the calibrated probabilities of the scenarios. The consensus Central scenario was assigned a 75% probability weighting in our major markets. The consensus Upside scenario was assigned a
10% weighting, and the consensus Downside scenario was given
10%. The Downside 2 was assigned a 5% weighting.
In light of the US intervention in the political leadership and energy assets of Venezuela during early January 2026, management assessed the potential implications, including to oil prices, and concluded that expected spillovers remain within the scope of existing scenarios, including potentially significantly lower oil prices. Subsequent tariff developments in relation to Greenland were also assessed on the same basis and no additional action was deemed necessary for economic scenarios or weights.
The following tables describe the probabilities assigned in each scenario.

Scenario weightings, %
	4Q25								4Q24
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
Upside scenario	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Central scenario	75	75	75	75	75	75	75	75	75	75	75	75	75	75	75	75
Downside scenario	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Downside 2 scenario	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
At 31 December 2025, the consensus Upside and Central scenarios for all markets had a combined weighting of 85%, unchanged from the weightings at 31 December 2024. Weightings assigned to downside scenarios also remained unchanged.
Critical estimates and judgements
The IFRS 9 Expected Credit Losses (‘ECL’) calculation involved significant judgements, assumptions and estimates. These included selecting and configuring economic scenarios amid changing
economic conditions and risks and estimating their effects on ECL, especially when historical conditions are not fully captured by credit risk models.
How economic scenarios are reflected in
ECL calculations
Models are used to reflect economic scenarios for the ECL estimates.
We have developed globally consistent methodologies for the
application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk.
For wholesale portfolios, a global methodology is used for the estimation of the term structure of probability of default (‘PD’) and loss given default (‘LGD’). PDs use the correlation of forward economic guidance with default rates for a particular industry within a country, and LGDs use the correlation of forward economic guidance with collateral values and realisation rates for a particular country and industry. PDs and LGDs are estimated for the entire term structure of each instrument.
For impaired loans, allowances for ECL estimates are based on discounted cash flow (‘DCF’) calculations for internal forward-looking scenarios specific to individual borrower circumstances. Probability-
weighted outcomes are applied and, depending on materiality and the status of the borrower, the number of scenarios considered will change. Where relevant for the case being assessed, forward
economic guidance is considered as part of these scenarios. LGD-
driven ECL estimates are used for certain less material cases.
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
For unsecured retail portfolios, historically observed recovery rates are leveraged to measure loss. For both mortgages and unsecured loans, a limited number of portfolios utilise a stressed LGD applied to the
Downside 2 scenario.
Management judgemental adjustments
IFRS 9 management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the ECL at the reporting date.
These relate to risks or uncertainties that are not reflected in the models or to any late-breaking events with significant uncertainty, subject to management review and challenge.
Management judgemental adjustments impacts are considered for both gross balances and allowances for ECL when determining
whether a significant increase in credit risk has occurred, and is allocated to an appropriate stage in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the IFRS 9 governance process see page 107. Management’s review and
challenge focuses on the rationale and adjustment amounts and, where significant, is subject to a further review by the second line of defence. Internal frameworks establish the conditions where some management judgemental adjustments should no longer be required and as such are considered as part of the governance process.
The internal governance process regularly reviews management judgemental adjustments and, where possible, mitigates these through a model recalibration or redevelopment.
Management judgemental adjustment drivers evolve as the economic environment changes and new risks emerge. In addition to
management judgemental adjustments there are also ‘Other
adjustments’, which are made to address process limitations and data/
model deficiencies and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.

HSBC Holdings plc Annual Report on Form 20-F
154

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
For the wholesale portfolio, management judgemental adjustments apply to the performing portfolio only as defaulted exposures are individually assessed.
At 31 December 2025, there was a $0.1bn increase in management judgemental adjustments compared with 31 December 2024.
Management judgemental adjustments made in estimating the
scenario-weighted reported allowance for ECL at 31 December 2025 are set out in the following table.

Management judgemental adjustments to ECL
	At 31 December 2025[1]			At 31 December 2024[1]
	Retail	Wholesale[2]	Total	Retail	Wholesale[2]	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Modelled ECL (A)[3]	2.8	1.8	4.6	2.6	2.0	4.6
Banks, sovereigns, government entities and low-risk counterparties					0.0	0.0
Corporate lending adjustments		0.1	0.1		0.1	0.1
Other credit judgements	0.1		0.1	0.0		0.0
Total management judgemental adjustments (B)[4]	0.1	0.1	0.2	0.0	0.1	0.1
Other adjustments (C)[5]	(0.0)	0.1	0.1	(0.0)	0.1	0.1
Final ECL (A + B + C)[6]	2.9	2.0	4.9	2.6	2.2	4.8
1Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/ECL of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations and data/model deficiencies and can also include where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
6As presented within our internal credit risk governance (see page 140).
Management judgemental adjustments at 31 December 2025 were an increase to allowance for ECL of $0.1bn for the wholesale portfolio, and $0.1bn for the retail portfolio.
At 31 December 2025, wholesale management judgemental
adjustments to the allowance for ECL remained stable at $0.1bn, consistent with the position at 31 December 2024. These were mainly to corporate exposures to reflect heightened uncertainty in specific sectors and geographies, including offsetting adjustments to the real estate sector in mainland China, Hong Kong and the US, and
adjustments to exposures to the automotive and industrial sectors in
Germany.
At 31 December 2025, retail management judgemental adjustments were an increase to allowance for ECL of $0.1bn (31 December 2024:
$0.0bn). The marginal increase in ‘Other credit judgements’ compared with 31 December 2024 was in relation to a number of market-specific adjustments that were not individually significant.
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
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100% weighted results for each of our scenarios. These exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
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
assumptions.

HSBC Holdings plc Annual Report on Form 20-F
155

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	Reported Gross carrying amount[4]	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography at 31 Dec 2025	$m	$m	$m	$m	$m	$m
UK	465,228	598	571	513	680	1,119
US	208,425	210	194	166	264	563
Hong Kong	472,454	439	401	305	570	1,143
Mainland China	133,814	188	176	137	256	397
Mexico	38,076	62	58	47	76	202
UAE	62,827	52	51	47	56	82
France	196,137	121	117	103	139	188
Other geographies[5]	487,987	234	208	158	358	790
Total	2,064,949	1,905	1,778	1,477	2,399	4,485
of which:
Stage 1	1,940,746	690	638	522	830	971
Stage 2	124,203	1,214	1,139	955	1,569	3,514

By geography at 31 Dec 2024
UK	432,160	717	667	526	850	2,389
US	202,888	216	201	205	247	461
Hong Kong	450,966	659	616	465	906	1,496
Mainland China	137,960	178	141	84	329	886
Mexico	34,713	69	61	46	86	302
UAE	58,909	51	49	40	58	120
France	184,591	82	80	69	97	125
Other geographies[5,6]	455,823	234	216	176	304	774
Total	1,958,010	2,205	2,031	1,612	2,877	6,555
of which:
Stage 1	1,830,264	689	632	494	797	803
Stage 2	127,746	1,516	1,399	1,118	2,080	5,751
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 169.
4Staging refers only to probability-weighted/reported gross carrying amount. Stage allocation of gross exposures varies by scenario, with higher allocation to stage 2 under the Downside 2 scenario.
5Includes small portfolios that use less complex modelling approaches and are not sensitive to macroeconomic changes.
6Includes the Argentina and Armenia businesses, which were sold in 2024.
At 31 December 2025, the highest level of 100% scenario-weighted allowance for ECL was observed in the UK and Hong Kong under the
Downside 2 scenario, driven primarily by a larger exposure to those geographies, namely in the real estate sector. In relation to the underlying exposure, mainland China and Mexico have the higher
Downside 2 ECL coverage, mostly due to the relatively larger proportion of higher risk exposures in those geographies.
Compared with 31 December 2024, the ECL impact on all consensus scenarios has decreased due to the effects of enhanced credit risk models and updates to our forward economic scenarios.
In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the sensitivity of the allowance for
ECL is lower in relation to its nominal amount, when compared with an on-balance sheet exposure with a similar risk profile.
Retail analysis
At 31 December 2025, the most significant level of allowance for ECL sensitivity was observed in the UK, Mexico and Hong Kong. Mortgages reflected the lowest level of allowance for ECL sensitivity across most markets given the significant levels of collateral relative to the exposure values. Credit cards and other unsecured lending across stages 1 and 2 are more sensitive to economic forecasts and therefore reflected the highest level of allowance for ECL sensitivity during 2025.
The ECL allowance in all consensus scenarios compared with
31 December 2024 was stable. There was a decrease in the
Downside 2 scenario, which was primarily due to improvements in the
House Price Index forecasts in Hong Kong.
There was limited sensitivity in credit cards and other unsecured lending in stage 3 as levels of loss on defaulted exposures remained consistent through various economic conditions. The Downside 2 scenario reflects the tail of the economic distribution where allowance for ECL is more sensitive based on historical experience and includes a stressed LGD for a limited number of portfolios.
The reported gross carrying amount by stage is representative of the weighted scenario allowance for ECL. The allowance for ECL
sensitivity to the other scenarios includes changes in allowance for
ECL due to the levels of loss and the migration of additional lending balances in, or out, of stage 2.

HSBC Holdings plc Annual Report on Form 20-F
156

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

IFRS 9 ECL sensitivity to future economic conditions[1]
	At 31 Dec 2025						At 31 Dec 2024
	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
By geography	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
UK
Mortgages	183,128	132	124	117	138	274	163,541	126	117	107	132	288
Credit cards	8,317	356	354	338	355	419	7,415	280	275	265	276	447
Other	9,513	265	261	238	276	370	8,249	241	233	217	243	351
Mexico
Mortgages	8,430	190	188	180	193	237	7,482	165	162	155	168	215
Credit cards	2,322	407	403	398	409	514	2,227	337	333	330	338	423
Other	3,727	437	437	435	442	589	3,722	419	416	413	422	593
Hong Kong
Mortgages	106,736	5	4	3	6	13	106,866	5	5	4	5	10
Credit cards	9,739	313	306	300	324	496	9,419	293	275	268	300	770
Other	6,085	146	137	136	144	173	6,210	106	102	101	105	249
UAE
Mortgages	2,306	6	6	6	6	7	1,993	8	8	8	8	8
Credit cards	591	39	39	38	40	46	536	31	31	31	31	35
Other	620	12	11	11	12	13	688	17	17	17	17	19
US
Mortgages	17,797	4	4	4	5	8	16,965	6	6	6	6	8
Credit cards	187	14	14	14	14	16	193	15	14	14	15	17
Other geographies
Mortgages	56,067	109	106	102	114	175	51,064	131	127	124	136	180
Credit cards	3,834	175	174	173	179	202	3,500	162	159	156	164	223
Other	2,313	78	78	77	78	85	2,292	72	72	69	73	93
Total	421,712	2,688	2,646	2,570	2,735	3,637	392,361	2,413	2,351	2,285	2,440	3,928
of which: mortgages	374,464	446	432	412	462	714	347,910	440	425	405	456	708
Stage 1	353,960	54	53	50	61	161	311,875	51	47	43	58	129
Stage 2	18,056	106	97	88	108	216	33,761	126	117	107	129	275
Stage 3	2,448	286	282	274	293	337	2,274	263	261	255	269	304
of which: credit cards	24,990	1,304	1,290	1,261	1,321	1,693	23,290	1,116	1,086	1,064	1,124	1,915
Stage 1	21,258	353	347	335	366	553	19,915	276	267	258	284	701
Stage 2	3,450	731	723	706	735	913	3,107	655	634	621	656	1,027
Stage 3	282	220	220	220	220	227	267	185	185	185	185	188
of which: others	22,258	938	924	897	952	1,230	21,161	856	839	816	860	1,305
Stage 1	19,494	253	249	233	265	444	18,574	216	204	193	217	532
Stage 2	2,177	403	393	382	405	494	2,005	360	355	343	363	483
Stage 3	587	282	282	282	282	292	583	279	279	279	279	290
1Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.

HSBC Holdings plc Annual Report on Form 20-F
157

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts.
Based upon the sensitivity tables presented above, if the Group allowance for ECL balance was estimated solely on the basis of the
Central scenario, Downside scenario or the Downside 2 scenario at
31 December 2025, it would increase/(decrease) as presented in the below table.

Total Group ECL at 31 December 2025
	At 31 December 2025		At 31 December 2024
	Retail[1]	Wholesale[1]	Retail[1]	Wholesale[1]
	$bn	$bn	$bn	$bn
Reported allowance for ECL	2.7	1.9	2.4	2.2
Scenarios
100% Consensus Central scenario	(0.0)	0.0	(0.1)	(0.2)
100% Consensus Upside scenario	(0.1)	(0.3)	(0.1)	(0.6)
100% Consensus Downside scenario	0.0	0.6	0.0	0.7
100% Downside 2 scenario	0.9	2.7	1.5	4.3
1On the same basis as retail and wholesale sensitivity analysis.
At 31 December 2025, the Group allowance for ECL increased in the retail portfolio by $0.3bn and decreased by $0.3bn in the wholesale portfolio, compared with 31 December 2024.
Compared with 31 December 2024, both the retail and wholesale portfolio Group ECL sensitivity across all consensus scenarios decreased due to an improving economic outlook. For the retail portfolios the ECL sensitivity decrease across the Downside 2 scenario was primarily due to improvements in Hong Kong and UK unsecured portfolios. For the wholesale portfolios, the decrease was largely driven by crystallisation of defaults in certain sectors and an improving economic outlook.

Reconciliation from reported exposure and ECL to sensitised exposure and weighted ECL
	Wholesale		Retail		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m
Included in sensitivity analysis	2,064,949	(1,905)	421,712	(2,688)	2,486,661	(4,593)
– Exclusions from sensitivity as described in the section above[1]	21,336	(6,394)	330,144	(147)	351,480	(6,541)
– Debt instruments measured at fair value through other comprehensive income[2]	(383,568)	30	—	—	(383,568)	30
– Performance guarantees[2]	(102,684)	269	—	—	(102,684)	269
– Other financial assets at amortised cost not presented as wholesale or personal lending, including held for sale[2]	(539,467)	102	(616)	9	(540,083)	111
– Other[3]	6,757	(342)	(2,735)	1	4,022	(341)
As reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2025	1,067,323	(8,240)	748,505	(2,825)	1,815,828	(11,065)
Other financial assets at amortised cost					890,326	(129)
Total reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2025					2,706,154	(11,194)

Included in sensitivity analysis	1,958,010	(2,205)	392,361	(2,413)	2,350,371	(4,618)
– Exclusions from sensitivity as described in the section above[1]	20,409	(5,419)	309,178	(124)	329,587	(5,543)
– Debt instruments measured at fair value through other comprehensive income[2]	(346,124)	54	—	—	(346,124)	54
– Performance guarantees[2]	(92,722)	311	—	—	(92,722)	311
– Other financial assets at amortised cost not presented as wholesale or personal lending, including held for sale[2]	(568,668)	141	(130)	—	(568,798)	141
– Other[3]	5,978	(441)	498	(9)	6,476	(450)
As reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2024	976,883	(7,559)	701,907	(2,546)	1,678,790	(10,105)
Other financial assets at amortised cost					828,580	(92)
Total reported in the Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 Dec 2024					2,507,370	(10,197)
1Comprises wholesale defaulted obligors, retail portfolios utilising less complex modelling approaches, private banking and insurance.
2The sensitivity analysis includes certain items reported in ‘Other assets at amortised cost’, which are not allocated to an industry in the credit tables. It also includes debt instruments measured at FVOCI and performance guarantees, which are presented separately in the credit tables.
3Includes FX and other operational variances.

HSBC Holdings plc Annual Report on Form 20-F
158

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Reconciliations of changes in gross carrying/nominal amount and allowances
The following disclosure provides a reconciliation by stage of the
Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees.
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
Changes in ‘Net new and further lending/repayments’ represents the impact from volume movements within the Group’s lending portfolio and includes new financial assets originated or purchased, further lending and repayments (including final repayments).

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	1,489,687	(1,232)	115,898	(2,674)	23,823	(6,148)	93	(51)	1,629,501	(10,105)
Transfers of financial instruments:	(28,196)	(931)	18,327	2,101	9,869	(1,170)	—	—	—	—
–transfers from stage 1 to stage 2	(134,309)	368	134,309	(368)	—	—	—	—	—	—
–transfers from stage 2 to stage 1	107,223	(1,233)	(107,223)	1,233	—	—	—	—	—	—
– transfers to stage 3	(1,873)	15	(10,260)	1,434	12,133	(1,449)	—	—	—	—
– transfers from stage 3	763	(81)	1,501	(198)	(2,264)	279	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	664	—	(604)	—	(58)	—	—	—	2
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—	—	—
Net new and further lending/repayments	107,733	(178)	(35,843)	614	(6,060)	768	238	2	66,068	1,206
Changes to risk parameters – credit quality	—	390	—	(1,991)	—	(3,737)	—	(24)	—	(5,362)
Changes to models used for ECL calculation	—	(59)	—	272	—	(16)	—	—	—	197
Assets written off	—	—	—	—	(3,569)	3,569	—	—	(3,569)	3,569
Credit-related modifications that resulted in derecognition	—	—	—	—	(88)	9	—	—	(88)	9
Foreign exchange and others[1,2]	42,772	(16)	4,507	(152)	1,259	(410)	6	(3)	48,544	(581)
At 31 Dec 2025	1,611,996	(1,362)	102,889	(2,434)	25,234	(7,193)	337	(76)	1,740,456	(11,065)
ECL income statement change for the period		817		(1,709)		(3,043)		(22)		(3,957)
Recoveries										320
Others										(248)
Total ECL income statement change for the period										(3,885)
1Total includes $6.0bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $27m, including business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page
355.
2This includes $7.2bn of gross carrying loans and advances to customers and corresponding allowance for ECL of $7m in relation to disposal of our retained home and other retail loans in France as disclosed in Note 23 on page 355.

HSBC Holdings plc Annual Report on Form 20-F
159

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
(Audited)
	At 31 Dec 2025		12 months ended 31 Dec 2025
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,740,456	(11,065)	(3,885)
Other financial assets measured at amortised cost	890,326	(129)	(29)
Non-trading reverse purchase agreement commitments	75,372	—	—
Performance and other guarantees not considered for IFRS 9	—	—	46
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,706,154	(11,194)	(3,868)
Debt instruments measured at FVOCI	383,568	(30)	18
Total allowance for ECL/total income statement ECL change for the period	n/a	(11,224)	(3,850)

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL	Gross exposure	Allowance/ provision for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
Transfers of financial instruments:	(19,629)	(1,259)	6,652	2,302	12,977	(1,043)	—	—	—	—
– transfers from stage 1 to stage 2	(116,211)	419	116,211	(419)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	98,731	(1,627)	(98,731)	1,627	—	—	—	—	—	—
– transfers to stage 3	(2,799)	16	(12,230)	1,321	15,029	(1,337)	—	—	—	—
– transfers from stage 3	650	(67)	1,402	(227)	(2,052)	294	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	959	—	(831)	—	(144)	—	—	—	(16)
Changes due to modifications not derecognised	—	—	—	—	(25)	—	—	—	(25)	—
Net new and further lending/ repayments	87,833	(168)	(37,731)	589	(5,246)	1,689	7	(7)	44,863	2,103
Changes to risk parameters – credit quality	—	363	—	(1,773)	—	(3,945)	—	(11)	—	(5,366)
Changes to models used for ECL calculation	—	68	—	(4)	—	(20)	—	—	—	44
Assets written off	—	—	—	—	(4,459)	4,459	—	—	(4,459)	4,459
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others[1,2,3]	(75,322)	105	(6,107)	145	(223)	(81)	1	(3)	(81,651)	166
At 31 Dec 2024	1,489,687	(1,232)	115,898	(2,674)	23,823	(6,148)	93	(51)	1,629,501	(10,105)
ECL income statement change for the period		1,222		(2,019)		(2,420)		(18)		(3,235)
Recoveries										260
Others										(158)
Total ECL income statement change for the period										(3,133)
1Total includes $3.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $46m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page
355.
2Total includes $35.3bn of nominal amount and $21m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
3Total includes $2.7bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our business in Argentina during 2024.

	At 31 Dec 2024		12 months ended 31 Dec 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,629,501	(10,105)	(3,133)
Other financial assets measured at amortised cost	828,580	(92)	(114)
Non-trading reverse purchase agreement commitments	49,289	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(173)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,507,370	(10,197)	(3,420)
Debt instruments measured at FVOCI	346,124	(54)	6
Total allowance for ECL/total income statement ECL change for the period	n/a	(10,251)	(3,414)

HSBC Holdings plc Annual Report on Form 20-F
160

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	926,272	(1,087)	93,446	(2,548)	22,617	(6,042)	90	(51)	1,042,425	(9,728)
Transfers of financial instruments:	(19,240)	(873)	9,888	2,039	9,352	(1,166)	—	—	—	—
– transfers from stage 1 to stage 2	(96,905)	350	96,905	(350)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	78,715	(1,158)	(78,715)	1,158	—	—	—	—	—	—
– transfers to stage 3	(1,522)	15	(9,650)	1,428	11,172	(1,443)	—	—	—	—
– transfers from stage 3	472	(80)	1,348	(197)	(1,820)	277	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	613	—	(570)	—	(58)	—	—	—	(15)
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—	—	—
Net new and further lending/ repayments	69,338	(169)	(26,413)	579	(5,119)	705	238	2	38,044	1,117
Changes to risk parameters – credit quality	—	382	—	(1,945)	—	(3,693)	—	(24)	—	(5,280)
Changes to models used for ECL calculation	—	(60)	—	269	—	(16)	—	—	—	193
Assets written off	—	—	—	—	(3,569)	3,569	—	—	(3,569)	3,569
Credit-related modifications that resulted in derecognition	—	—	—	—	(88)	9	—	—	(88)	9
Foreign exchange and others[1,2]	25,399	(11)	4,147	(144)	1,197	(406)	5	(3)	30,748	(564)
At 31 Dec 2025	1,001,769	(1,205)	81,068	(2,320)	24,390	(7,098)	333	(76)	1,107,560	(10,699)
ECL income statement change for the period		766		(1,667)		(3,062)		(22)		(3,985)
Recoveries										320
Others										(264)
Total ECL income statement change for the period										(3,929)
1Total includes $6.0bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $27m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page
355.
2This includes $7.2bn of gross carrying loans and advances to customers and a corresponding allowance for ECL of $7m in relation to the disposal of our retained portfolio of home and other retail loans in France as disclosed in Note 23 on page 355.

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
355.

HSBC Holdings plc Annual Report on Form 20-F
161

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	563,415	(145)	22,452	(126)	1,206	(106)	3	—	587,076	(377)
Transfers of financial instruments:	(8,956)	(58)	8,439	62	517	(4)	—	—	—	—
– transfers from stage 1 to stage 2	(37,404)	18	37,404	(18)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	28,508	(75)	(28,508)	75	—	—	—	—	—	—
– transfers to stage 3	(351)	—	(610)	6	961	(6)	—	—	—	—
– transfers from stage 3	291	(1)	153	(1)	(444)	2	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	51	—	(34)	—	—	—	—	—	17
Net new and further lending/ repayments	38,395	(9)	(9,430)	35	(941)	63	—	—	28,024	89
Changes to risk parameters – credit quality	—	8	—	(46)	—	(44)	—	—	—	(82)
Changes to models used for ECL calculation	—	1	—	3	—	—	—	—	—	4
Foreign exchange and others	17,373	(5)	360	(8)	62	(4)	1	—	17,796	(17)
At 31 Dec 2025	610,227	(157)	21,821	(114)	844	(95)	4	—	632,896	(366)
ECL income statement change for the period		51		(42)		19		—		28
Others										16
Total ECL income statement change for the period										44

At 1 Jan 2024	575,942	(160)	30,777	(135)	1,524	(111)	4	—	608,247	(406)
Transfers of financial instruments:	165	(32)	(692)	43	527	(11)	—	—	—	—
– transfers from stage 1 to stage 2	(25,600)	15	25,600	(15)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	25,796	(47)	(25,796)	47	—	—	—	—	—	—
– transfers to stage 3	(240)	—	(718)	11	958	(11)	—	—	—	—
– transfers from stage 3	209	—	222	—	(431)	—	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	27	—	(30)	—	—	—	—	—	(3)
Net new and further lending/ repayments	35,394	(7)	(4,577)	19	(711)	83	—	—	30,106	95
Changes to risk parameters – credit quality	—	2	—	(49)	—	(72)	—	—	—	(119)
Changes to models used for ECL calculation	—	2	—	14	—	—	—	—	—	16
Foreign exchange and others[1,2]	(48,086)	23	(3,056)	12	(134)	5	(1)	—	(51,277)	40
At 31 Dec 2024	563,415	(145)	22,452	(126)	1,206	(106)	3	—	587,076	(377)
ECL income statement change for the period		24		(46)		11		—		(11)
Others										3
Total ECL income statement change for the period										(8)
1Total includes $35.3bn of nominal amount and $21m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
2Total includes $2.7bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our business in Argentina during 2024.
Credit quality
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
ratings attributed by external agencies to debt securities, as shown in the table on page 172.

HSBC Holdings plc Annual Report on Form 20-F
162

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Distribution of financial instruments by credit quality
(Audited)
	At 31 Dec 2025								At 31 Dec 2024
	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total			Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	545,487	215,781	191,839	21,455	24,529	999,091	(10,692)	988,399	515,266	193,080	186,416	22,906	22,705	940,373	(9,715)	930,658
– personal	380,030	57,064	30,688	2,801	3,945	474,528	(2,797)	471,731	360,317	53,595	27,774	1,979	3,560	447,225	(2,524)	444,701
– corporate and commercial	113,787	132,972	139,599	18,041	20,106	424,505	(7,526)	416,979	114,504	118,785	138,705	20,224	18,466	410,684	(6,755)	403,929
– non-bank financial institutions	51,670	25,745	21,552	613	478	100,058	(369)	99,689	40,445	20,700	19,937	703	679	82,464	(436)	82,028
Loans and advances to banks held at amortised cost	97,524	6,222	4,613	109	1	108,469	(7)	108,462	92,621	4,255	5,040	134	2	102,052	(13)	102,039
Cash and balances at central banks	242,187	590	82	—	—	242,859	—	242,859	266,713	949	12	—	—	267,674	—	267,674
Hong Kong Government certificates of indebtedness	44,063	—	—	—	—	44,063	—	44,063	42,293	—	—	—	—	42,293	—	42,293
Reverse repurchase agreements – non- trading	193,352	78,296	26,740	4	—	298,392	—	298,392	155,831	70,877	25,799	42	—	252,549	—	252,549
Financial investments	171,057	654	10,390	—	—	182,101	(12)	182,089	146,970	3,681	3,331	—	—	153,982	(9)	153,973
Assets held for sale	449	2,751	864	—	51	4,115	(27)	4,088	2,425	458	367	1	22	3,273	(4)	3,269
Other assets	95,589	11,950	10,789	335	133	118,796	(90)	118,706	88,338	9,735	10,151	454	131	108,809	(79)	108,730
– endorsements and acceptances	1,504	3,331	3,624	236	11	8,706	(11)	8,695	2,101	2,663	3,090	243	10	8,107	(14)	8,093
– accrued income and other	94,085	8,619	7,165	99	122	110,090	(79)	110,011	86,237	7,072	7,061	211	121	100,702	(65)	100,637
Debt instruments measured at FVOCI[1]	375,950	2,592	7,572	286	—	386,400	(30)	386,370	336,313	9,448	7,768	380	—	353,909	(54)	353,855
Out-of-scope for IFRS 9 ECL
Trading assets	143,943	22,187	22,943	603	165	189,841	—	189,841	119,546	21,951	15,804	2,300	47	159,648	—	159,648
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	61,509	13,037	5,014	351	19	79,930	—	79,930	53,282	11,862	4,390	231	11	69,776	—	69,776
Derivatives	194,320	33,752	9,382	283	3	237,740	—	237,740	224,870	34,124	9,373	258	12	268,637	—	268,637
Assets held for sale	10	103	—	—	148	261	—	261	3,019	—	—	—	—	3,019	—	3,019
Total gross carrying amount on balance sheet	2,165,440	387,915	290,228	23,426	25,049	2,892,058	(10,858)	2,881,200	2,047,487	360,420	268,451	26,706	22,930	2,725,994	(9,874)	2,716,120
Percentage of total credit quality (%)	74.9	13.4	10.0	0.8	0.9	100			75.1	13.2	9.9	1.0	0.8	100
Loan and other credit-related commitments	441,740	146,923	91,400	10,073	656	690,792	(315)	690,477	400,120	131,396	77,220	9,670	961	619,367	(348)	619,019
Financial guarantees	7,436	4,145	5,144	559	192	17,476	(51)	17,425	7,365	4,263	4,399	723	248	16,998	(29)	16,969
In-scope for IFRS 9 ECL	449,176	151,068	96,544	10,632	848	708,268	(366)	707,902	407,485	135,659	81,619	10,393	1,209	636,365	(377)	635,988
Loan and other credit-related commitments	105,985	81,431	67,475	2,702	252	257,845	—	257,845	96,952	76,340	65,619	2,847	453	242,211	—	242,211
Performance and other guarantees	47,441	33,190	19,857	1,351	845	102,684	(269)	102,415	39,940	32,956	17,339	1,671	817	92,723	(312)	92,411
Out-of-scope for IFRS 9 ECL	153,426	114,621	87,332	4,053	1,097	360,529	(269)	360,260	136,892	109,296	82,958	4,518	1,270	334,934	(312)	334,622
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc Annual Report on Form 20-F
163

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
(Audited)
	At 31 Dec 2025								At 31 Dec 2024
	Gross carrying/notional amount						Allowance for ECL	Net	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total			Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	545,487	215,781	191,839	21,455	24,529	999,091	(10,692)	988,399	515,266	193,080	186,416	22,906	22,705	940,373	(9,715)	930,658
– stage 1	540,253	194,680	152,578	5,922	—	893,433	(1,201)	892,232	498,415	170,420	150,818	4,767	—	824,420	(1,078)	823,342
– stage 2	5,234	21,101	39,068	15,533	—	80,936	(2,318)	78,618	16,851	22,660	35,598	18,139	—	93,248	(2,546)	90,702
– stage 3	—	—	—	—	24,389	24,389	(7,097)	17,292	—	—	—	—	22,615	22,615	(6,040)	16,575
– POCI	—	—	193	—	140	333	(76)	257	—	—	—	—	90	90	(51)	39
Loans and advances to banks at amortised cost	97,524	6,222	4,613	109	1	108,469	(7)	108,462	92,621	4,255	5,040	134	2	102,052	(13)	102,039
– stage 1	97,426	6,215	4,608	87	—	108,336	(4)	108,332	92,528	4,226	4,981	117	—	101,852	(9)	101,843
– stage 2	98	7	5	22	—	132	(2)	130	93	29	59	17	—	198	(2)	196
– stage 3	—	—	—	—	1	1	(1)	—	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	746,697	94,241	48,865	339	184	890,326	(129)	890,197	702,570	85,700	39,660	497	153	828,580	(92)	828,488
– stage 1	746,536	93,759	48,121	75	—	888,491	(76)	888,415	702,373	85,032	38,977	239	—	826,621	(64)	826,557
– stage 2	161	482	744	264	—	1,651	(11)	1,640	197	668	683	258	—	1,806	(5)	1,801
– stage 3	—	—	—	—	184	184	(42)	142	—	—	—	—	153	153	(23)	130
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loan and other credit-related commitments	441,740	146,923	91,400	10,073	656	690,792	(315)	690,477	400,120	131,396	77,220	9,670	961	619,367	(348)	619,019
– stage 1	437,973	143,849	82,145	5,681	—	669,648	(149)	669,499	398,779	125,956	67,949	4,547	—	597,231	(137)	597,094
– stage 2	3,767	3,074	9,255	4,392	—	20,488	(97)	20,391	1,341	5,440	9,271	5,123	—	21,175	(121)	21,054
– stage 3	—	—	—	—	652	652	(69)	583	—	—	—	—	958	958	(90)	868
– POCI	—	—	—	—	4	4	—	4	—	—	—	—	3	3	—	3
Financial guarantees	7,436	4,145	5,144	559	192	17,476	(51)	17,425	7,365	4,263	4,399	723	248	16,998	(29)	16,969
– stage 1	7,430	4,040	4,351	92	—	15,913	(8)	15,905	7,352	4,192	3,625	184	—	15,353	(8)	15,345
– stage 2	6	105	793	467	—	1,371	(17)	1,354	13	71	774	539	—	1,397	(5)	1,392
– stage 3	—	—	—	—	192	192	(26)	166	—	—	—	—	248	248	(16)	232
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,838,884	467,312	341,861	32,535	25,562	2,706,154	(11,194)	2,694,960	1,717,942	418,694	312,735	33,930	24,069	2,507,370	(10,197)	2,497,173
Debt instruments at FVOCI[1]
– stage 1	375,894	2,592	7,015	3	—	385,504	(28)	385,476	336,264	9,448	7,290	—	—	353,002	(31)	352,971
– stage 2	56	—	557	283	—	896	(2)	894	49	—	478	380	—	907	(23)	884
– stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	375,950	2,592	7,572	286	—	386,400	(30)	386,370	336,313	9,448	7,768	380	—	353,909	(54)	353,855
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc Annual Report on Form 20-F
164

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
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
ÑA summary of our current policies and practices for forbearance is set out in
‘Credit risk management’ on page 140.

Forborne loans and advances to customers at amortised cost by stage allocation
Performing forborne		Non-performing forborne		Total forborne
	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m
Gross carrying amount
Personal	619	1,658	—	2,277
– first lien residential mortgages	332	1,162	—	1,494
– credit cards	81	110	—	191
– other personal lending	206	386	—	592
– other personal lending which is secured[1]	47	99	—	146
– other personal lending which is unsecured	159	287	—	446
Wholesale	4,116	8,201	139	12,456
– corporate and commercial	3,951	8,193	139	12,283
– non-bank financial institutions	165	8	—	173
At 31 Dec 2025	4,735	9,859	139	14,733
Allowance for ECL
Personal	(65)	(328)	—	(393)
– first lien residential mortgages	(21)	(147)	—	(168)
– credit cards	(14)	(70)	—	(84)
– other personal lending	(30)	(111)	—	(141)
– other personal lending which is secured[1]	(1)	(8)	—	(9)
– other personal lending which is unsecured	(29)	(103)	—	(132)
Wholesale	(307)	(2,298)	(75)	(2,680)
– corporate and commercial	(303)	(2,295)	(75)	(2,673)
– non-bank financial institutions	(4)	(3)	—	(7)
At 31 Dec 2025	(372)	(2,626)	(75)	(3,073)

Gross carrying amount
Personal	545	1,424	—	1,969
– first lien residential mortgages	266	1,040	—	1,306
– credit cards	86	87	—	173
– other personal lending	193	297	—	490
– other personal lending which is secured[1]	46	17	—	63
– other personal lending which is unsecured	147	280	—	427
Wholesale	4,325	7,542	85	11,952
– corporate and commercial	4,247	7,351	85	11,683
– non-bank financial institutions	78	191	—	269
At 31 Dec 2024	4,870	8,966	85	13,921
Allowance for ECL
Personal	(73)	(305)	—	(378)
– first lien residential mortgages	(12)	(148)	—	(160)
– credit cards	(17)	(45)	—	(62)
– other personal lending	(44)	(112)	—	(156)
– other personal lending which is secured[1]	(6)	(3)	—	(9)
– other personal lending which is unsecured	(38)	(109)	—	(147)
Wholesale	(461)	(2,008)	(51)	(2,520)
– corporate and commercial	(460)	(1,972)	(51)	(2,483)
– non-bank financial institutions	(1)	(36)	—	(37)
At 31 Dec 2024	(534)	(2,313)	(51)	(2,898)
1‘Other personal lending which is secured’ has been expanded to encompass second lien mortgages, motor vehicle finance, and guaranteed loans related to residential property, which were previously reported as separate line items.

HSBC Holdings plc Annual Report on Form 20-F
165

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Forborne loans and advances to customers by legal entities
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Gross carrying amount
Performing forborne	1,298	1,172	1,079	78	804	276	28	4,735
Non-performing forborne	2,032	1,196	4,975	571	403	560	261	9,998
At 31 Dec 2025	3,330	2,368	6,054	649	1,207	836	289	14,733
Allowance for ECL
Performing forborne	(94)	(35)	(129)	(25)	(50)	(38)	(1)	(372)
Non-performing forborne	(379)	(358)	(1,285)	(246)	(84)	(173)	(176)	(2,701)
At 31 Dec 2025	(473)	(393)	(1,414)	(271)	(134)	(211)	(177)	(3,073)

Gross carrying amount
Performing forborne	1,251	1,506	1,073	10	787	201	42	4,870
Non-performing forborne	2,231	1,578	3,698	460	464	355	265	9,051
At 31 Dec 2024	3,482	3,084	4,771	470	1,251	556	307	13,921
Allowance for ECL
Performing forborne	(101)	(36)	(296)	(1)	(52)	(48)	—	(534)
Non-performing forborne	(393)	(464)	(943)	(196)	(71)	(127)	(170)	(2,364)
At 31 Dec 2024	(494)	(500)	(1,239)	(197)	(123)	(175)	(170)	(2,898)
Collateral and other credit enhancements
(Audited)
Although collateral can be an important mitigant of credit risk, it is the
Group’s practice to typically lend on the basis of the customer’s ability to meet their obligations out of cash flow resources rather than placing primary reliance on collateral and other credit risk enhancements.
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
Certain credit mitigants are used strategically in portfolio management activities. Across Corporate and Institutional Banking, risk limits and utilisations, maturity profiles and risk quality are monitored and managed proactively. This process is key to the setting of risk appetite for these larger, more complex, geographically distributed customer groups. While the principal form of risk management continues to be at the point of exposure origination, through the lending decision-making process, Corporate and Institutional Banking also utilises loan sales and credit default swap (‘CDS’) hedges to manage concentrations and reduce risk.
These transactions are the responsibility of a dedicated Corporate and
Institutional Banking portfolio management team. Hedging activity is carried out within agreed credit parameters, and is subject to market risk limits and a robust governance structure. Where applicable, CDSs are entered into directly with a central clearing house counterparty.
Otherwise, the Group’s exposure to CDS protection providers is diversified among mainly banking counterparties with strong credit ratings.
CDS mitigants are held at portfolio level and are not included in the expected credit loss calculations. CDS mitigants are not reported in the following tables.
Collateral on loans and advances
Collateral held is analysed separately for CRE and for other corporate, commercial and financial (non-bank) lending. The following tables include off-balance sheet loan commitments, primarily undrawn credit lines.
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
advances protected by the collateral.

HSBC Holdings plc Annual Report on Form 20-F
166

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
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
page 305.
Mortgage loans
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
The quality of both our Hong Kong and UK mortgage books remained strong, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 70%, compared with an estimated 60% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 69%, compared with an estimated 55% for the overall mortgage portfolio.
Commercial real estate loans and advances
The value of CRE collateral is determined by using a combination of external and internal valuations and physical inspections. For CRE, where the facility exceeds regulatory threshold requirements, Group policy requires an independent review of the valuation at least every three years, or more frequently as the need arises.
In Hong Kong, unsecured lending is typically limited to major property companies. In Europe, facilities of a working capital nature are generally not secured by a first fixed charge, and are therefore disclosed as not collateralised.
Other corporate, commercial and financial (non-bank) loans and advances
Other corporate, commercial and financial (non-bank) loans are analysed separately in the following table. For financing activities in other corporate and commercial lending, collateral value is not strongly correlated to principal repayment performance. Collateral values are generally refreshed when an obligor’s general credit performance deteriorates and we have to assess the likely performance of secondary sources of repayment should it prove necessary to rely on them.

HSBC Holdings plc Annual Report on Form 20-F
167

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Loans and advances to customers including loan commitments by level of collateral for key countries/territories (by stage) at 31 December 2025
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Residential mortgages
Fully collateralised by LTV ratio	383,401	18,150	2,573		404,124	—	0.6	10.5		0.1
– less than 50%	159,089	9,161	1,336		169,586	—	0.4	8.3		0.1
– 51% to 70%	125,204	5,484	751		131,439	—	0.6	11.2		0.1
– 71% to 80%	46,175	1,934	258		48,367	—	0.7	13.8		0.1
– 81% to 90%	37,415	971	167		38,553	—	0.9	15.9		0.1
– 91% to 100%	15,518	600	61		16,179	—	1.5	20.2		0.1
Partially collateralised (A): LTV > 100%	4,924	138	97		5,159	—	2.2	44.3		0.9
– collateral value on A	4,707	129	66		4,902
of which: UK
Fully collateralised by LTV ratio	190,214	13,257	816		204,287	—	0.3	9.7		0.1
– less than 50%	77,859	7,260	421		85,540	—	0.1	8.2		0.1
– 51% to 70%	61,605	4,183	254		66,042	—	0.3	8.7		0.1
– 71% to 80%	25,237	1,226	85		26,548	—	0.5	14.0		0.1
– 81% to 90%	22,218	548	46		22,812	—	0.7	16.1		0.1
– 91% to 100%	3,295	40	10		3,345	—	1.0	27.0		0.1
Partially collateralised (B): LTV > 100%	58	2	8		68	—	0.6	32.5		3.8
– collateral value on B	29	1	7		37
of which: Hong Kong
Fully collateralised by LTV ratio	102,801	1,503	165		104,469	—	—	0.7		—
– less than 50%	40,518	762	83		41,363	—	—	0.2		—
– 51% to 70%	31,015	345	41		31,401	—	—	0.5		—
– 71% to 80%	6,698	83	17		6,798	—	0.1	1.8		—
– 81% to 90%	12,906	132	12		13,050	—	0.2	0.8		—
– 91% to 100%	11,664	181	12		11,857	—	0.2	2.5		—
Partially collateralised (C): LTV > 100%	4,781	87	18		4,886	—	0.2	8.3		—
– collateral value on C	4,593	85	16		4,694
Commercial real estate
Not collateralised	36,879	3,792	1,310	6	41,987	0.1	2.7	64.6	—	2.3
Fully collateralised by LTV ratio	26,814	16,633	6,942	13	50,402	0.1	1.7	13.3	—	2.4
– less than 50%	13,415	10,682	2,563	13	26,673	0.1	1.4	11.0	—	1.7
– 51% to 75%	9,168	4,770	2,755	—	16,693	0.2	2.2	13.5	—	2.9
– 76% to 90%	2,232	915	1,055	—	4,202	0.1	1.9	13.6	—	3.9
– 91% to 100%	1,999	266	569	—	2,834	0.1	2.3	21.6	—	4.6
Partially collateralised (A): LTV > 100%	3,635	350	1,093	80	5,158	0.1	3.1	35.4	57.5	8.7
– collateral value on A	2,317	240	780	33	3,370
of which: UK
Not collateralised	8,633	389	56	—	9,078	0.2	8.2	19.6	—	0.7
Fully collateralised by LTV ratio	12,426	1,661	354	—	14,441	0.2	2.6	21.8	—	1.0
– less than 50%	4,606	430	36	—	5,072	0.2	1.4	38.9	—	0.6
– 51% to 75%	5,772	914	209	—	6,895	0.2	3.8	24.9	—	1.4
– 76% to 90%	1,511	308	107	—	1,926	0.1	1.0	9.3	—	0.7
– 91% to 100%	537	9	2	—	548	0.2	5.1	61.2	—	0.4
Partially collateralised (B): LTV > 100%	2,111	115	67	61	2,354	0.1	0.9	17.9	47.5	1.9
– collateral value on B	1,381	109	42	30	1,562
of which: Hong Kong
Not collateralised	14,360	2,691	1,088	6	18,145	—	2.4	66.5	—	4.4
Fully collateralised by LTV ratio	5,588	12,969	5,467	—	24,024	0.1	0.8	10.6	—	2.9
– less than 50%	4,008	9,705	2,284	—	15,997	0.1	0.9	8.2	—	1.8
– 51% to 75%	1,167	2,927	2,033	—	6,127	0.2	0.5	10.9	—	3.9
– 76% to 90%	59	294	705	—	1,058	—	1.7	8.4	—	6.0
– 91% to 100%	354	43	445	—	842	—	2.3	25.2	—	13.4
Partially collateralised (C): LTV > 100%	198	110	1,022	19	1,349	—	0.3	36.7	84.2	29.0
– collateral value on C	149	11	734	3	897
Other corporate, commercial and financial (non-bank)
Not collateralised	797,344	60,899	6,186	215	864,644	0.1	0.9	43.5	6.5	0.4
Fully collateralised by LTV ratio	88,647	13,101	3,611	29	105,388	0.1	1.6	14.5	55.2	0.8
– less than 50%	37,949	5,009	1,446	—	44,404	0.1	1.2	12.3	—	0.6
– 51% to 75%	21,397	4,855	1,249	29	27,530	0.1	2.4	16.7	55.2	1.3
– 76% to 90%	8,253	1,318	677	—	10,248	0.1	1.5	14.0	—	1.2
– 91% to 100%	21,048	1,919	239	—	23,206	—	0.6	16.7	—	0.3
Partially collateralised (A): LTV > 100%	53,980	6,337	2,130	—	62,447	0.1	0.7	45.6	—	1.7
– collateral value on A	24,763	2,942	1,199	—	28,904

HSBC Holdings plc Annual Report on Form 20-F
168

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Loans and advances to customers including loan commitments by level of collateral for key countries/territories (by stage) at 31 December 2024
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Residential mortgages
Fully collateralised by LTV ratio	332,641	34,203	2,371		369,215	—	0.4	10.0		0.1
– less than 50%	141,331	18,076	1,238		160,645	—	0.2	7.6		0.1
– 51% to 70%	111,963	11,507	698		124,168	—	0.4	11.2		0.1
– 71% to 80%	39,374	3,040	242		42,656	—	0.7	13.1		0.1
– 81% to 90%	25,514	1,264	131		26,909	—	0.9	15.0		0.1
– 91% to 100%	14,459	316	62		14,837	—	1.8	22.4		0.1
Partially collateralised (A): LTV > 100%	12,031	139	103		12,273	—	3.2	46.2		0.4
– collateral value on A	11,274	126	70		11,470
of which: UK
Fully collateralised by LTV ratio	151,264	30,574	747		182,585	—	0.2	8.5		0.1
– less than 50%	62,753	16,689	445		79,887	—	0.1	6.9		0.1
– 51% to 70%	50,374	10,456	206		61,036	—	0.2	9.7		0.1
– 71% to 80%	20,552	2,423	64		23,039	—	0.4	12.1		0.1
– 81% to 90%	15,965	939	23		16,927	—	0.6	13.0		0.1
– 91% to 100%	1,620	67	9		1,696	—	0.7	16.7		0.1
Partially collateralised (B): LTV > 100%	146	15	5		166	—	1.0	27.7		0.9
– collateral value on B	109	12	4		125
of which: Hong Kong
Fully collateralised by LTV ratio	95,751	756	138		96,645	—	—	1.3		—
– less than 50%	38,894	372	79		39,345	—	—	0.4		—
– 51% to 70%	30,088	227	31		30,346	—	—	0.4		—
– 71% to 80%	6,783	47	11		6,841	—	—	5.1		—
– 81% to 90%	7,602	42	9		7,653	—	0.2	1.1		—
– 91% to 100%	12,384	68	8		12,460	—	0.1	8.8		—
Partially collateralised (C): LTV > 100%	11,744	103	14		11,861	—	0.2	19.1		—
– collateral value on C	11,034	96	12		11,142
Commercial real estate
Not collateralised	36,168	4,709	1,704	—	42,581	0.1	9.0	47.5	—	3.0
Fully collateralised by LTV ratio	37,090	11,909	5,254	—	54,253	0.1	1.7	7.8	—	1.2
– less than 50%	20,522	5,154	2,413	—	28,089	0.1	1.7	5.7	—	0.9
– 51% to 75%	11,392	3,840	1,691	—	16,923	0.1	2.2	7.6	—	1.3
– 76% to 90%	2,554	2,277	767	—	5,598	0.1	0.9	12.5	—	2.1
– 91% to 100%	2,622	638	383	—	3,643	0.2	2.3	12.3	—	1.8
Partially collateralised (A): LTV > 100%	2,119	698	815	64	3,696	0.2	2.8	19.7	45.8	5.8
– collateral value on A	1,255	457	570	29	2,311
of which: UK
Not collateralised	4,487	1,890	127	—	6,504	0.4	3.8	27.8	—	1.9
Fully collateralised by LTV ratio	9,139	3,194	305	—	12,638	0.2	1.1	8.2	—	0.6
– less than 50%	2,903	761	160	—	3,824	0.2	1.5	8.0	—	0.8
– 51% to 75%	4,202	1,693	69	—	5,964	0.2	1.2	12.0	—	0.6
– 76% to 90%	1,173	732	24	—	1,929	0.1	0.4	10.2	—	0.3
– 91% to 100%	861	8	52	—	921	0.1	7.7	2.7	—	0.3
Partially collateralised (B): LTV > 100%	503	565	119	46	1,233	0.2	2.9	21.1	48.6	5.3
– collateral value on B	296	350	69	26	741
of which: Hong Kong
Not collateralised	16,380	2,312	1,404	—	20,096	—	14.3	47.9	—	5.0
Fully collateralised by LTV ratio	17,115	6,045	4,127	—	27,287	0.1	1.4	5.8	—	1.2
– less than 50%	12,935	3,589	2,102	—	18,626	0.1	1.3	3.8	—	0.7
– 51% to 75%	3,534	1,059	1,243	—	5,836	0.1	2.2	6.2	—	1.8
– 76% to 90%	336	1,050	654	—	2,040	0.1	1.1	11.8	—	4.4
– 91% to 100%	310	347	128	—	785	—	0.5	2.4	—	0.6
Partially collateralised (C): LTV > 100%	185	62	562	18	827	—	1.9	17.6	38.1	12.9
– collateral value on C	119	41	397	3	560
Other corporate, commercial and financial (non- bank)
Not collateralised	713,028	62,844	6,870	5	782,747	0.1	0.9	41.5	14.2	0.5
Fully collateralised by LTV ratio	87,488	11,992	3,394	21	102,895	0.1	2.0	8.0	98.1	0.6
– less than 50%	39,432	4,360	1,703	—	45,495	0.1	1.6	6.9	—	0.5
– 51% to 75%	20,169	4,643	778	21	25,611	0.1	2.8	12.0	98.1	1.0
– 76% to 90%	9,016	1,515	512	—	11,043	0.1	1.6	7.1	—	0.6
– 91% to 100%	18,871	1,474	401	—	20,746	—	0.8	6.3	—	0.2
Partially collateralised (A): LTV > 100%	51,536	5,772	2,411	3	59,722	0.1	0.8	34.3	7.0	1.5
– collateral value on A	22,800	2,519	1,162	1	26,482

HSBC Holdings plc Annual Report on Form 20-F
169

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Wholesale lending
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
other conditions. Therefore, the industry classification does not adhere to Nomenclature des Activités Économiques dans la Communauté
Européenne, which is applicable to other financial regulatory reporting.

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	349,763	54,636	19,966	140	424,505	(478)	(1,064)	(5,909)	(75)	(7,526)
– agriculture, forestry and fishing	6,179	1,058	355	—	7,592	(11)	(26)	(60)	—	(97)
– mining and quarrying	6,109	747	126	—	6,982	(6)	(10)	(70)	—	(86)
– manufacturing	74,321	9,785	2,229	37	86,372	(87)	(132)	(720)	(21)	(960)
– electricity, gas, steam and air- conditioning supply	18,020	1,096	206	—	19,322	(19)	(22)	(85)	—	(126)
– water supply, sewerage, waste management and remediation	2,319	132	112	—	2,563	(3)	(2)	(36)	—	(41)
– real estate and construction	56,041	21,222	10,497	92	87,852	(84)	(449)	(2,679)	(51)	(3,263)
– of which: commercial real estate	41,893	18,183	9,175	87	69,338	(65)	(384)	(2,116)	(45)	(2,610)
– wholesale and retail trade, repair of motor vehicles and motorcycles	74,621	7,387	2,538	11	84,557	(69)	(92)	(1,123)	(3)	(1,287)
– transportation and storage	16,594	3,818	307	—	20,719	(17)	(82)	(75)	—	(174)
– accommodation and food	10,881	2,072	1,436	—	14,389	(31)	(65)	(303)	—	(399)
– publishing, audiovisual and broadcasting	22,860	2,110	377	—	25,347	(52)	(38)	(108)	—	(198)
– professional, scientific and technical activities	22,580	1,923	520	—	25,023	(29)	(36)	(153)	—	(218)
– administrative and support services	16,962	1,993	570	—	19,525	(21)	(53)	(321)	—	(395)
– public administration and defence, compulsory social security	64	—	—	—	64	—	—	—	—	—
– education	1,975	244	40	—	2,259	(5)	(10)	(11)	—	(26)
– health and care	3,982	323	98	—	4,403	(7)	(11)	(14)	—	(32)
– arts, entertainment and recreation	2,074	116	123	—	2,313	(4)	(5)	(42)	—	(51)
– other services	5,764	524	311	—	6,599	(31)	(31)	(106)	—	(168)
– activities of households	835	6	—	—	841	—	—	—	—	—
– extra-territorial organisations and bodies activities	164	—	—	—	164	—	—	—	—	—
– government	7,418	80	121	—	7,619	(2)	—	(3)	—	(5)
– asset-backed securities	—	—	—	—	—	—	—	—	—	—
Non-bank financial institutions	96,974	2,413	478	193	100,058	(56)	(19)	(293)	(1)	(369)
Loans and advances to banks	108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)
At 31 Dec 2025	555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)
By legal entity
HSBC UK Bank plc	98,719	10,488	3,430	—	112,637	(180)	(325)	(753)	—	(1,258)
HSBC Bank plc	98,175	5,582	1,756	58	105,571	(68)	(96)	(611)	(29)	(804)
The Hongkong and Shanghai Banking Corporation Limited	283,206	33,990	12,837	77	330,110	(171)	(480)	(3,694)	(41)	(4,386)
HSBC Bank Middle East Limited	26,643	1,171	1,242	5	29,061	(19)	(31)	(630)	(5)	(685)
HSBC North America Holdings Inc.	28,456	3,518	517	193	32,684	(41)	(100)	(145)	(1)	(287)
Grupo Financiero HSBC, S.A. de C.V.	12,057	2,268	378	—	14,703	(47)	(49)	(190)	—	(286)
Other trading entities	7,727	164	285	—	8,176	(12)	(4)	(180)	—	(196)
Holding companies, shared service centres and intra-Group eliminations	90	—	—	—	90	—	—	—	—	—
At 31 Dec 2025	555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)

HSBC Holdings plc Annual Report on Form 20-F
170

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)
– agriculture, forestry and fishing	5,437	1,314	282	—	7,033	(14)	(34)	(46)	—	(94)
– mining and quarrying	6,811	463	318	—	7,592	(6)	(7)	(32)	—	(45)
– manufacturing	70,987	10,250	1,466	21	82,724	(83)	(172)	(618)	(20)	(893)
– electricity, gas, steam and air- conditioning supply	15,277	971	209	—	16,457	(14)	(23)	(85)	—	(122)
– water supply, sewerage, waste management and remediation	2,530	388	43	—	2,961	(4)	(4)	(16)	—	(24)
– real estate and construction	63,794	17,320	8,887	62	90,063	(90)	(666)	(1,811)	(31)	(2,598)
– of which: commercial real estate	49,994	14,720	7,558	61	72,333	(67)	(604)	(1,355)	(29)	(2,055)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,977	8,125	2,725	3	77,830	(67)	(117)	(1,188)	—	(1,372)
– transportation and storage	18,589	3,637	417	—	22,643	(15)	(74)	(232)	—	(321)
– accommodation and food	11,406	1,718	1,610	—	14,734	(30)	(55)	(214)	—	(299)
– publishing, audiovisual and broadcasting	18,181	1,416	229	—	19,826	(42)	(55)	(61)	—	(158)
– professional, scientific and technical activities	23,044	2,436	644	4	26,128	(29)	(49)	(188)	—	(266)
– administrative and support services	17,671	1,707	739	—	20,117	(26)	(40)	(254)	—	(320)
– public administration and defence, compulsory social security	64	—	—	—	64	—	—	—	—	—
– education	1,361	192	43	—	1,596	(4)	(7)	(16)	—	(27)
– health and care	3,357	489	184	—	4,030	(8)	(18)	(25)	—	(51)
– arts, entertainment and recreation	1,817	171	78	—	2,066	(5)	(4)	(26)	—	(35)
– other services	6,470	491	327	—	7,288	(24)	(20)	(66)	—	(110)
– activities of households	582	7	—	—	589	—	—	—	—	—
– extra-territorial organisations and bodies activities	118	—	—	—	118	—	—	—	—	—
– government	6,495	123	175	—	6,793	(2)	—	(5)	—	(7)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)
Loans and advances to banks	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)
By legal entity
HSBC UK Bank plc	81,630	12,772	3,356	—	97,758	(197)	(403)	(603)	—	(1,203)
HSBC Bank plc	85,022	5,843	2,305	47	93,217	(54)	(111)	(752)	(22)	(939)
The Hongkong and Shanghai Banking Corporation Limited	279,535	27,078	11,483	39	318,135	(170)	(677)	(2,999)	(28)	(3,874)
HSBC Bank Middle East Limited	26,359	951	848	4	28,162	(20)	(6)	(463)	(1)	(490)
HSBC North America Holdings Inc.	30,107	4,665	503	—	35,275	(31)	(141)	(121)	—	(293)
Grupo Financiero HSBC, S.A. de C.V.	11,957	1,703	230	—	13,890	(35)	(48)	(128)	—	(211)
Other trading entities	7,840	515	332	—	8,687	(10)	(4)	(180)	—	(194)
Holding companies, shared service centres and intra-Group eliminations	76	—	—	—	76	—	—	—	—	—
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)

Total wholesale lending for loan and other credit-related commitments and financial guarantees to banks and customers by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	265,811	15,936	750	4	282,501	(121)	(105)	(95)	—	(321)
Financial	147,810	3,978	2	—	151,790	(13)	(4)	—	—	(17)
At 31 Dec 2025	413,621	19,914	752	4	434,291	(134)	(109)	(95)	—	(338)
By legal entity
HSBC UK Bank plc	49,287	2,566	278	—	52,131	(30)	(17)	(42)	—	(89)
HSBC Bank plc	183,897	5,118	188	4	189,207	(30)	(23)	(17)	—	(70)
The Hongkong and Shanghai Banking Corporation Limited	70,937	4,425	41	—	75,403	(44)	(29)	(6)	—	(79)
HSBC Bank Middle East Limited	9,294	417	29	—	9,740	(3)	(2)	(11)	—	(16)
HSBC North America Holdings Inc.	95,560	7,259	179	—	102,998	(25)	(37)	(18)	—	(80)
Grupo Financiero HSBC, S.A. de C.V.	2,585	41	—	—	2,626	(2)	—	—	—	(2)
Other trading entities	2,061	88	37	—	2,186	—	(1)	(1)	—	(2)
At 31 Dec 2025	413,621	19,914	752	4	434,291	(134)	(109)	(95)	—	(338)
1Included in loan and other credit-related commitments and financial guarantees is $75.4bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

HSBC Holdings plc Annual Report on Form 20-F
171

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Total wholesale lending for loan and other credit-related commitments and financial guarantees by stage distribution[1] (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	241,249	18,685	1,033	3	260,970	(118)	(121)	(98)	—	(337)
Financial	118,430	2,196	87	—	120,713	(10)	(5)	(3)	—	(18)
At 31 Dec 2024	359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)
By legal entity
HSBC UK Bank plc	37,848	4,540	445	—	42,833	(27)	(36)	(57)	—	(120)
HSBC Bank plc	144,941	6,118	256	3	151,318	(21)	(30)	(21)	—	(72)
The Hongkong and Shanghai Banking Corporation Limited	72,860	3,973	99	—	76,932	(54)	(32)	(6)	—	(92)
HSBC Bank Middle East Limited	8,879	329	35	—	9,243	(5)	(1)	(10)	—	(16)
HSBC North America Holdings Inc.	91,314	5,723	226	—	97,263	(20)	(26)	(5)	—	(51)
Grupo Financiero HSBC, S.A. de C.V.	2,334	53	—	—	2,387	(1)	(1)	—	—	(2)
Other trading entities	1,503	145	59	—	1,707	—	—	(2)	—	(2)
At 31 Dec 2024	359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)
1Included in loan and other credit-related commitments and financial guarantees is $49bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	833,036	(645)	74,288	(1,516)	20,177	(5,347)	93	(51)	927,594	(7,559)
Transfers of financial instruments:	(35,399)	(267)	27,793	859	7,606	(592)	—	—	—	—
–transfers from stage 1 to stage 2	(93,205)	143	93,205	(143)	—	—	—	—	—	—
–transfers from stage 2 to stage 1	58,517	(372)	(58,517)	372	—	—	—	—	—	—
– transfers to stage 3	(1,210)	4	(7,605)	678	8,815	(682)	—	—	—	—
– transfers from stage 3	499	(42)	710	(48)	(1,209)	90	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	253	—	(226)	—	(49)	—	—	—	(22)
Net new and further lending/ repayments	66,354	(171)	(27,221)	304	(5,593)	690	238	2	33,778	825
Change to risk parameters – credit quality	—	181	—	(826)	—	(2,596)	—	(24)	—	(3,265)
Changes to models used for ECL calculation	—	(30)	—	277	—	—	—	—	—	247
Assets written off	—	—	—	—	(1,928)	1,928	—	—	(1,928)	1,928
Credit-related modifications that resulted in derecognition	—	—	—	—	(88)	9	—	—	(88)	9
Foreign exchange and others[1]	29,369	7	2,197	(66)	1,023	(341)	6	(3)	32,595	(403)
At 31 Dec 2025	893,360	(672)	77,057	(1,194)	21,197	(6,298)	337	(76)	991,951	(8,240)
ECL income statement change for the period		233		(471)		(1,955)		(22)		(2,215)
Recoveries										77
Others										(267)
Total ECL income statement change for the period										(2,405)
1Total includes $3.3bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale during the year, and a corresponding allowance for ECL of $11m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355.
During the year, there was a net transfer between stage 1 and stage 2 of $34,688m gross carrying/nominal amounts. It was primarily driven by our entities in Asia ($31,809m) due to credit deterioration and updates to our models used for ECL calculations, in the US ($1,652m) and in Mexico
($1,069m).
ÑA summary of basis of preparation is available on page 158.

HSBC Holdings plc Annual Report on Form 20-F
172

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Wholesale lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)

(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	845,982	(698)	102,129	(1,668)	16,939	(6,207)	85	(30)	965,135	(8,603)
Transfers of financial instruments:	(17,606)	(214)	6,997	825	10,609	(611)	—	—	—	—
– transfers from stage 1 to stage 2	(70,991)	173	70,991	(173)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	55,182	(380)	(55,182)	380	—	—	—	—	—	—
– transfers to stage 3	(2,056)	7	(9,515)	636	11,571	(643)	—	—	—	—
– transfers from stage 3	259	(14)	703	(18)	(962)	32	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	214	—	(226)	—	(12)	—	—	—	(24)
Net new and further lending/ repayments	58,044	(151)	(29,842)	311	(4,450)	1,219	7	(7)	23,759	1,372
Changes to risk parameters – credit quality	—	112	—	(899)	—	(2,508)	—	(11)	—	(3,306)
Changes to models used for ECL calculation	—	39	—	105	—	—	—	—	—	144
Assets written off	—	—	—	—	(2,925)	2,925	—	—	(2,925)	2,925
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others[1,2,3]	(53,384)	53	(4,996)	36	4	(153)	1	(3)	(58,375)	(67)
At 31 Dec 2024	833,036	(645)	74,288	(1,516)	20,177	(5,347)	93	(51)	927,594	(7,559)
ECL income statement change for the period		214		(709)		(1,301)		(18)		(1,814)
Recoveries										40
Others										(126)
Total ECL income statement change for the period										(1,900)
1Total includes $2.9bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale during the year, and a corresponding allowance for ECL of $23m, reflecting business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355.
2Total includes $28.9bn of nominal amount and $20m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
3Total includes $0.3bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our business in Argentina during 2024.

Wholesale lending – distribution of financial instruments to which the impairment requirements of IFRS 9 are applied by credit quality
	Gross carrying amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	22,638	39,864	41,093	5,612	3,430	112,637	(1,258)	111,379
HSBC Bank plc	48,153	23,369	28,238	3,997	1,814	105,571	(804)	104,767
The Hongkong and Shanghai Banking Corporation Limited	163,599	80,183	67,919	5,495	12,914	330,110	(4,386)	325,724
HSBC Bank Middle East Limited	17,724	3,587	6,195	308	1,247	29,061	(685)	28,376
HSBC North America Holdings Inc.	6,966	11,025	11,727	2,449	517	32,684	(287)	32,397
Grupo Financiero HSBC, S.A. de C.V.	1,764	5,833	6,090	638	378	14,703	(286)	14,417
Other trading entities	2,047	1,078	4,502	264	285	8,176	(196)	7,980
Holding companies, shared service centres and intra-Group eliminations	90	—	—	—	—	90	—	90
At 31 Dec 2025	262,981	164,939	165,764	18,763	20,585	633,032	(7,902)	625,130
Percentage of total credit quality (%)	41.4	26.1	26.2	3.0	3.3	100.0

By legal entity
HSBC UK Bank plc	21,548	30,317	36,450	6,087	3,356	97,758	(1,203)	96,555
HSBC Bank plc	42,189	21,755	24,150	2,771	2,352	93,217	(939)	92,278
The Hongkong and Shanghai Banking Corporation Limited	157,900	69,084	71,651	7,978	11,522	318,135	(3,874)	314,261
HSBC Bank Middle East Limited	15,854	4,263	6,927	266	852	28,162	(490)	27,672
HSBC North America Holdings Inc.	6,095	11,726	13,967	2,984	503	35,275	(293)	34,982
Grupo Financiero HSBC, S.A. de C.V.	1,476	5,523	5,974	687	230	13,890	(211)	13,679
Other trading entities	2,432	1,072	4,563	288	332	8,687	(194)	8,493
Holding companies, shared service centres and intra-Group eliminations	76	—	—	—	—	76	—	76
At 31 Dec 2024	247,570	143,740	163,682	21,061	19,147	595,200	(7,204)	587,996
Percentage of total credit quality (%)	41.6	24.2	27.5	3.5	3.2	100.0

HSBC Holdings plc Annual Report on Form 20-F
173

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the Group to support calculation of our minimum credit regulatory capital requirement. The credit quality classifications can be found on page 141.

Wholesale lending – credit risk profile by obligor grade for loans and advances at amortised cost
	Basel one-year PD range	Gross carrying amount					Allowance for ECL					ECL coverage	Mapped external rating
		Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Corporate and commercial		349,763	54,636	19,966	140	424,505	(478)	(1,064)	(5,909)	(75)	(7,526)	1.8
– CRR 1	0.000 to 0.053	32,672	824	—	—	33,496	(5)	(2)	—	—	(7)	—	AA- and above
– CRR 2	0.054 to 0.169	79,233	1,058	—	—	80,291	(28)	(2)	—	—	(30)	—	A+ to A-
– CRR 3	0.170 to 0.740	122,351	10,621	—	—	132,972	(113)	(57)	—	—	(170)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	71,923	14,821	—	—	86,744	(151)	(98)	—	—	(249)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	38,615	14,240	—	—	52,855	(144)	(158)	—	—	(302)	0.6	BB- to B
– CRR 6	4.915 to 8.860	2,479	4,679	—	—	7,158	(17)	(111)	—	—	(128)	1.8	B-
– CRR 7	8.861 to 15.000	1,733	4,712	—	—	6,445	(5)	(166)	—	—	(171)	2.7	CCC+
– CRR 8	15.001 to 99.999	757	3,681	—	—	4,438	(15)	(470)	—	—	(485)	10.9	CCC to C
– CRR 9/10	100.000	—	—	19,966	140	20,106	—	—	(5,909)	(75)	(5,984)	29.8	D
Non-bank financial institutions		96,974	2,413	478	193	100,058	(56)	(19)	(293)	(1)	(369)	0.4
– CRR 1	0.000 to 0.053	24,948	—	—	—	24,948	(2)	—	—	—	(2)	—	AA- and above
– CRR 2	0.054 to 0.169	26,457	265	—	—	26,722	(8)	—	—	—	(8)	—	A+ to A-
– CRR 3	0.170 to 0.740	25,468	277	—	—	25,745	(14)	(2)	—	—	(16)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	13,733	747	—	—	14,480	(20)	(2)	—	—	(22)	0.2	BB+ to BB-
– CRR 5	1.928 to 4.914	6,099	780	—	193	7,072	(9)	(9)	—	(1)	(19)	0.3	BB- to B
– CRR 6	4.915 to 8.860	97	194	—	—	291	(1)	(4)	—	—	(5)	1.7	B-
– CRR 7	8.861 to 15.000	136	128	—	—	264	(1)	(2)	—	—	(3)	1.1	CCC+
– CRR 8	15.001 to 99.999	36	22	—	—	58	(1)	—	—	—	(1)	1.7	CCC to C
– CRR 9/10	100.000	—	—	478	—	478	—	—	(293)	—	(293)	61.3	D
Banks		108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)	—
– CRR 1	0.000 to 0.053	86,254	34	—	—	86,288	(1)	—	—	—	(1)	—	AA- and above
– CRR 2	0.054 to 0.169	11,172	64	—	—	11,236	(1)	—	—	—	(1)	—	A+ to A-
– CRR 3	0.170 to 0.740	6,215	7	—	—	6,222	(1)	—	—	—	(1)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,552	4	—	—	2,556	—	—	—	—	—	—	BB+ to BB-
– CRR 5	1.928 to 4.914	2,056	1	—	—	2,057	(1)	—	—	—	(1)	—	BB- to B
– CRR 6	4.915 to 8.860	86	20	—	—	106	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	1	—	—	—	1	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	—	2	—	—	2	—	(2)	—	—	(2)	100.0	CCC to C
– CRR 9/10	100.000	—	—	1	—	1	—	—	(1)	—	(1)	100.0	D
At 31 Dec 2025		555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)	1.2

Corporate and commercial		340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)	1.6
– CRR 1	0.000 to 0.053	32,564	121	—	—	32,685	(3)	(5)	—	—	(8)	—	AA- and above
– CRR 2	0.054 to 0.169	79,350	2,469	—	—	81,819	(25)	(15)	—	—	(40)	—	A+ to A-
– CRR 3	0.170 to 0.740	111,229	7,556	—	—	118,785	(103)	(72)	—	—	(175)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	73,050	12,591	—	—	85,641	(144)	(99)	—	—	(243)	0.3	BB+ to BB-
– CRR 5	1.928 to 4.914	40,391	12,673	—	—	53,064	(158)	(159)	—	—	(317)	0.6	BB- to B
– CRR 6	4.915 to 8.860	2,491	7,436	—	—	9,927	(16)	(190)	—	—	(206)	2.1	B-
– CRR 7	8.861 to 15.000	1,370	3,735	—	—	5,105	(7)	(172)	—	—	(179)	3.5	CCC+
– CRR 8	15.001 to 99.999	542	4,650	—	—	5,192	(7)	(646)	—	—	(653)	12.6	CCC to C
– CRR 9/10	100.000	—	—	18,376	90	18,466	—	—	(4,883)	(51)	(4,934)	26.7	D
Non-bank financial institutions		79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)	0.5
– CRR 1	0.000 to 0.053	19,516	191	—	—	19,707	(1)	(1)	—	—	(2)	—	AA- and above
– CRR 2	0.054 to 0.169	20,572	166	—	—	20,738	(5)	—	—	—	(5)	—	A+ to A-
– CRR 3	0.170 to 0.740	20,370	330	—	—	20,700	(12)	(3)	—	—	(15)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	12,987	502	—	—	13,489	(16)	(2)	—	—	(18)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	6,058	390	—	—	6,448	(11)	(6)	—	—	(17)	0.3	BB- to B
– CRR 6	4.915 to 8.860	48	319	—	—	367	—	(8)	—	—	(8)	2.2	B-
– CRR 7	8.861 to 15.000	63	79	—	—	142	—	(1)	—	—	(1)	0.7	CCC+
– CRR 8	15.001 to 99.999	73	121	—	—	194	—	(9)	—	—	(9)	4.6	CCC to C
– CRR 9/10	100.000	—	—	679	—	679	—	—	(361)	—	(361)	53.2	D
Banks		101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)	—
– CRR 1	0.000 to 0.053	79,213	53	—	—	79,266	(3)	—	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	13,315	40	—	—	13,355	(2)	—	—	—	(2)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,226	29	—	—	4,255	(2)	—	—	—	(2)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	3,275	12	—	—	3,287	(1)	—	—	—	(1)	—	BB+ to BB-
– CRR 5	1.928 to 4.914	1,706	47	—	—	1,753	(1)	(1)	—	—	(2)	0.1	BB- to B
– CRR 6	4.915 to 8.860	10	1	—	—	11	—	—	—	—	—	—	B-
– CRR 7	8.861 to 15.000	107	13	—	—	120	—	—	—	—	—	—	CCC+
– CRR 8	15.001 to 99.999	—	3	—	—	3	—	(1)	—	—	(1)	33.3	CCC to C
– CRR 9/10	100.000	—	—	2	—	2	—	—	(2)	—	(2)	100.0	D
At 31 Dec 2024		522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)	1.2

HSBC Holdings plc Annual Report on Form 20-F
174

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Wholesale lending – credit risk profile by obligor grade for loan and other credit-related commitments and financial guarantees
		Nominal amount					Allowance for ECL
	Basel one-year PD range	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	ECL coverage	Mapped external rating
	%	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit- related commitments		399,154	18,543	560	4	418,261	(127)	(92)	(69)	—	(288)	0.1
– CRR 1	0.000 to 0.053	109,371	2,013	—	—	111,384	(4)	—	—	—	(4)	—	AA- and above
– CRR 2	0.054 to 0.169	99,018	1,578	—	—	100,596	(12)	(3)	—	—	(15)	—	A+ to A-
– CRR 3	0.170 to 0.740	110,555	2,651	—	—	113,206	(33)	(11)	—	—	(44)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	47,586	4,197	—	—	51,783	(30)	(15)	—	—	(45)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	27,073	3,858	—	—	30,931	(25)	(12)	—	—	(37)	0.1	BB- to B
– CRR 6	4.915 to 8.860	1,747	1,754	—	—	3,501	(4)	(13)	—	—	(17)	0.5	B-
– CRR 7	8.861 to 15.000	2,757	847	—	—	3,604	(7)	(9)	—	—	(16)	0.4	CCC+
– CRR 8	15.001 to 99.999	1,047	1,645	—	—	2,692	(12)	(29)	—	—	(41)	1.5	CCC to C
– CRR 9/10	100.000	—	—	560	4	564	—	—	(69)	—	(69)	12.2	D
Financial guarantees		14,467	1,371	192	—	16,030	(7)	(17)	(26)	—	(50)	0.3
– CRR 1	0.000 to 0.053	2,151	—	—	—	2,151	—	—	—	—	—	—	AA- and above
– CRR 2	0.054 to 0.169	3,897	6	—	—	3,903	(2)	—	—	—	(2)	0.1	A+ to A-
– CRR 3	0.170 to 0.740	3,995	105	—	—	4,100	(3)	—	—	—	(3)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,888	139	—	—	3,027	(1)	(1)	—	—	(2)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	1,445	654	—	—	2,099	(1)	(4)	—	—	(5)	0.2	BB- to B
– CRR 6	4.915 to 8.860	64	259	—	—	323	—	(3)	—	—	(3)	0.9	B-
– CRR 7	8.861 to 15.000	17	73	—	—	90	—	(5)	—	—	(5)	5.6	CCC+
– CRR 8	15.001 to 99.999	10	135	—	—	145	—	(4)	—	—	(4)	2.8	CCC to C
– CRR 9/10	100.000	—	—	192	—	192	—	—	(26)	—	(26)	13.5	D
At 31 Dec 2025		413,621	19,914	752	4	434,291	(134)	(109)	(95)	—	(338)	0.1

Loan and other credit-related commitments		345,742	19,495	872	3	366,112	(120)	(121)	(85)	—	(326)	0.1
– CRR 1	0.000 to 0.053	92,090	89	—	—	92,179	(3)	—	—	—	(3)	—	AA- and above
– CRR 2	0.054 to 0.169	92,967	1,009	—	—	93,976	(12)	(2)	—	—	(14)	—	A+ to A-
– CRR 3	0.170 to 0.740	97,876	5,051	—	—	102,927	(38)	(15)	—	—	(53)	0.1	BBB+ to BBB-
– CRR 4	0.741 to 1.927	40,135	4,349	—	—	44,484	(28)	(22)	—	—	(50)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	18,581	3,976	—	—	22,557	(26)	(22)	—	—	(48)	0.2	BB- to B
– CRR 6	4.915 to 8.860	1,828	2,297	—	—	4,125	(4)	(22)	—	—	(26)	0.6	B-
– CRR 7	8.861 to 15.000	1,378	678	—	—	2,056	(1)	(12)	—	—	(13)	0.6	CCC+
– CRR 8	15.001 to 99.999	887	2,046	—	—	2,933	(8)	(26)	—	—	(34)	1.2	CCC to C
– CRR 9/10	100.000	—	—	872	3	875	—	—	(85)	—	(85)	9.7	D
Financial guarantees		13,937	1,386	248	—	15,571	(8)	(5)	(16)	—	(29)	0.2
– CRR 1	0.000 to 0.053	1,895	1	—	—	1,896	—	—	—	—	—	—	AA- and above
– CRR 2	0.054 to 0.169	4,326	12	—	—	4,338	(1)	—	—	—	(1)	—	A+ to A-
– CRR 3	0.170 to 0.740	4,137	71	—	—	4,208	(2)	—	—	—	(2)	—	BBB+ to BBB-
– CRR 4	0.741 to 1.927	2,106	286	—	—	2,392	(3)	—	—	—	(3)	0.1	BB+ to BB-
– CRR 5	1.928 to 4.914	1,295	478	—	—	1,773	(2)	(1)	—	—	(3)	0.2	BB- to B
– CRR 6	4.915 to 8.860	162	232	—	—	394	—	(1)	—	—	(1)	0.3	B-
– CRR 7	8.861 to 15.000	5	128	—	—	133	—	(2)	—	—	(2)	1.5	CCC+
– CRR 8	15.001 to 99.999	11	178	—	—	189	—	(1)	—	—	(1)	0.5	CCC to C
– CRR 9/10	100.000	—	—	248	—	248	—	—	(16)	—	(16)	6.5	D
At 31 Dec 2024		359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)	0.1

Commercial real estate
CRE lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development.
The portfolio has larger concentrations in Hong Kong, the UK and mainland China.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the
redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and
population growth. In less developed CRE markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better-capitalised developers involved in residential construction or assets supporting economic expansion.
Excluding adverse foreign exchange movements of $2.0bn, CRE
lending decreased by $5.0bn, mainly from $5.3bn in our entities in Asia due to loan repayments and write-offs.

HSBC Holdings plc Annual Report on Form 20-F
175

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	14,864	3,482	21,777	1,071	237	406	56	41,893	15,654	11,007
Stage 2	1,956	151	15,245	59	678	94	—	18,183	1,956	13,927
Stage 3	355	390	8,052	89	238	25	26	9,175	355	7,568
POCI	—	57	30	—	—	—	—	87	58	25
At 31 Dec 2025	17,175	4,080	45,104	1,219	1,153	525	82	69,338	18,023	32,527
– of which: forborne loans	410	65	3,477	89	314	73	26	4,454	468	2,941
Allowance for ECL	(199)	(124)	(2,150)	(26)	(77)	(10)	(24)	(2,610)	(230)	(1,876)

Gross loans and advances
Stage 1	9,394	3,285	34,337	1,136	1,420	380	42	49,994	9,758	22,643
Stage 2	4,052	313	9,103	—	1,184	67	1	14,720	4,112	7,619
Stage 3	492	213	6,451	117	240	22	23	7,558	492	5,967
POCI	—	43	18	—	—	—	—	61	43	18
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247
– of which: forborne loans	502	54	3,087	116	273	19	23	4,074	545	2,729
Allowance for ECL	(203)	(72)	(1,627)	(23)	(103)	(8)	(19)	(2,055)	(227)	(1,418)

Commercial real estate gross loans and advances to customers by credit quality
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Strong	4,102	1,055	7,818	327	—	8	56	13,366	4,342	3,501
Good	7,636	1,195	13,998	473	—	127	—	23,429	7,773	8,438
Satisfactory	4,482	1,289	12,330	307	559	326	—	19,293	4,895	10,481
Sub-standard	600	94	2,876	23	356	39	—	3,988	600	2,514
Credit impaired	355	447	8,082	89	238	25	26	9,262	413	7,593
At 31 Dec 2025	17,175	4,080	45,104	1,219	1,153	525	82	69,338	18,023	32,527

Strong	4,663	739	9,106	137	—	18	42	14,705	4,875	4,522
Good	2,098	1,430	16,113	407	566	111	—	20,725	2,107	10,421
Satisfactory	5,770	1,312	13,556	592	1,423	283	—	22,936	5,948	10,850
Sub-standard	915	117	4,665	—	615	35	1	6,348	940	4,469
Credit impaired	492	256	6,469	117	240	22	23	7,619	535	5,985
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247

Commercial real estate lending to customers - Hong Kong excluding exposure to mainland China borrowers
	At 31 Dec 2025		At 31 Dec 2024
	Total	of which: Hang Seng Bank	Total	of which: Hang Seng Bank
	$m	$m	$m	$m
Gross loans and advances
By stage
Stage 1	10,666	5,079	22,132	10,465
Stage 2	13,652	6,416	6,515	3,791
Stage 3	6,306	3,467	4,554	2,550
POCI	—	—	—	—
By credit quality
Strong	3,314	1,662	4,484	2,596
Good	8,225	3,449	9,754	4,367
Satisfactory	10,352	4,637	10,716	5,135
Sub-standard	2,427	1,747	3,693	2,158
Credit impaired	6,306	3,467	4,554	2,550
Total	30,624	14,962	33,201	16,806
Allowance for ECL	(1,077)	(652)	(405)	(213)

HSBC Holdings plc Annual Report on Form 20-F
176

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
The Hong Kong CRE portfolio (excluding exposure to mainland China borrowers) saw an increase in allowances for ECL in 2025, driven by a combination of negative credit migration and pressure on collateral values. Negative credit migration was mainly driven by the secured portfolio, which accounts for 57% of the total portfolio (31 December
2024: 54%), although the pace of migration slowed in the fourth quarter.
‘Sub-standard’ and ‘credit-impaired’ exposures increased to $8.7bn
(31 December 2024: $8.2bn), of which 95% was secured
(31 December 2024: 92%). As at 31 December 2025, the weighted average loan to value (‘LTV’):
–of performing exposures rated ‘sub-standard’ was 42%
(31 December 2024: 46%). There was immaterial exposure with an
LTV of greater than 70% (31 December 2024: $0.1bn); and
–of ‘credit impaired’ exposures was 71% (31 December 2024: 58%).
Within this portfolio, $1.9bn had an LTV of greater than 70%
(31 December 2024: $1.2bn).
Within which, for Hang Seng Bank, the weighted average LTV:
–of performing exposures rated ‘sub-standard’ was 42%
(31 December 2024: 49%). There was nil exposure with an LTV of greater than 70% (31 December 2024: $0.1bn); and
–of ‘credit-impaired’ exposures was 74% (31 December 2024: 60%).
Within this portfolio, $1.1bn had an LTV of greater than 70%
(31 December 2024: $0.7bn).
Collateral information and LTV calculations were based on total limits, inclusive of off-balance sheet commitments of $42.8bn as of
31 December 2025 (31 December 2024: $49.2bn).
The unsecured portfolio remains largely stable, with some migration between performing credit grades and 89% rated ‘strong’ or
‘good’ (31 December 2024: 91%). ‘Credit impaired’ levels are limited.
Unsecured exposures are typically granted to strong, listed Hong Kong
CRE developers, which are commonly members of conglomerate
groups with diverse cash flows.
Market conditions remain challenging, with valuation pressures and liquidity constraints likely to continue in the near term, particularly for mid-sized and sub-investment grade corporates. The recent
improvement in sentiment is nevertheless expected to gradually translate into improved cash flows and liquidity, with signs of a recovery beginning to emerge. In particular, the residential property sector showed positive momentum in 2025 driven by government support measures and lower interest rates. This, together with the associated positive wealth effect from a buoyant equities market, has supported a rebound in retail sales and improved leasing activity in the second half of 2025. However, a full recovery in the retail property sector will take time as landlords adapt to changing consumer behaviours, while oversupply in the office property sector is expected to keep pressure on rents and capital values in 2026. The broader Hong
Kong economy nevertheless remains resilient, providing a supportive backdrop for stabilisation in the property market.
We continue to closely assess and manage the risk in the portfolio, including through portfolio reviews and stress testing. Vulnerable borrowers, including those with debt serviceability challenges and higher LTV levels, are subject to heightened monitoring and
management.
Refinance risk in commercial real estate
CRE lending tends to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt. Refinance risk is the risk that a customer, being unable to repay the debt on maturity, fails to refinance it at commercial terms. We monitor our CRE portfolio closely, assessing indicators for signs of potential issues with refinancing.

Maturity analysis commercial real estate gross loans and advances to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	3,892	1,213	18,961	435	335	209	36	25,081	4,438	14,667
1–2 years	3,800	822	11,251	78	442	74	20	16,487	4,090	7,939
2–5 years	8,776	1,575	12,735	518	373	183	25	24,185	8,784	8,475
> 5 years	707	470	2,157	188	3	59	1	3,585	711	1,446
At 31 Dec 2025	17,175	4,080	45,104	1,219	1,153	525	82	69,338	18,023	32,527

< 1 year	3,488	846	22,244	455	1,084	111	20	28,248	3,826	18,204
1–2 years	3,303	876	11,213	162	603	142	6	16,305	3,373	7,196
2–5 years	6,634	1,600	14,079	447	1,145	143	40	24,088	6,685	9,254
> 5 years	513	532	2,373	189	12	73	—	3,692	521	1,593
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247

HSBC Holdings plc Annual Report on Form 20-F
177

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
The following table presents the Group’s exposure to borrowers classified in the CRE sector where the ultimate parent is based in mainland China, as well as all CRE exposures booked on mainland
China balance sheets. In addition to CRE as defined in our primary CRE disclosure above, this table includes financing provided to a corporate or financial entity for the purchase or financing of a property which supports the overall operations of the business. This provides a more comprehensive view of our mainland China CRE exposures. The
exposures at 31 December 2025 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
(Audited)	At 31 Dec 2025				At 31 Dec 2024
	Hong Kong	Mainland China	Rest of the Group	Total	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers[1]	2,079	3,474	118	5,671	3,161	3,694	303	7,158
Guarantees issued and others[2]	105	14	12	131	80	16	5	101
Total mainland China commercial real estate exposure	2,184	3,488	130	5,802	3,241	3,710	308	7,259

Distribution of mainland China commercial real estate exposure by credit quality
Strong	293	1,818	64	2,175	118	1,817	109	2,044
Good	240	583	—	823	578	595	1	1,174
Satisfactory	154	511	8	673	196	899	49	1,144
Sub-standard	87	334	57	478	777	136	149	1,062
Credit impaired	1,410	242	1	1,653	1,572	263	—	1,835
Total	2,184	3,488	130	5,802	3,241	3,710	308	7,259

Allowance for ECL by credit quality
Strong	—	(2)	—	(2)	—	(4)	—	(4)
Good	—	(4)	—	(4)	—	(3)	—	(3)
Satisfactory	—	(5)	—	(5)	—	(13)	—	(13)
Sub-standard	(9)	(99)	(1)	(109)	(261)	(30)	(17)	(308)
Credit impaired	(799)	(99)	—	(898)	(749)	(81)	—	(830)
Total	(808)	(209)	(1)	(1,018)	(1,010)	(131)	(17)	(1,158)

Allowance for ECL by stage distribution
Stage 1	—	(4)	—	(4)	—	(9)	—	(9)
Stage 2	(9)	(106)	(1)	(116)	(261)	(41)	(17)	(319)
Stage 3	(783)	(99)	—	(882)	(743)	(81)	—	(824)
POCI	(16)	—	—	(16)	(6)	—	—	(6)
Total	(808)	(209)	(1)	(1,018)	(1,010)	(131)	(17)	(1,158)

ECL coverage %	37.0	6.0	0.8	17.6	31.2	3.5	5.5	16.0
1Amounts represent gross carrying amount.
2Amounts represent nominal amount for guarantees and other contingent liabilities.
(Unaudited)
We continue to closely monitor the mainland China CRE market. The portfolio of loans booked in Hong Kong continues to be impacted by the challenges in this sector, with further migration seen in the fourth quarter of 2025. This portfolio nevertheless continues to reduce due to repayments and write-offs, driving an overall reduction in allowances for ECL to $1.0bn as of 31 December 2025 (31 December 2024:
$1.2bn), mainly held against unsecured exposures.
Of the residual portfolio of mainland China CRE loans booked in Hong
Kong, the large majority of performing exposure is lending to state-
owned enterprises and relatively strong privately-owned enterprises.
This is reflected in the relatively low allowances for ECL in this part of the portfolio.
The onshore portfolio booked in mainland China remains of higher credit quality, with lower ECL allowances reflecting collateral held. The portfolio continues to rebalance in favour of strong-rated borrowers.
Market fundamentals in the mainland China property sector remain weak. Despite some stabilisation in certain cities, property values continued to decline in 2025 and are expected to remain under pressure in 2026 reflecting ongoing weakness in demand. Liquidity constraints are therefore likely to continue, with ongoing polarisation in the operating performance of corporates operating in this sector, as state-owned enterprises continue to benefit from better access to funding and liquidity. A full recovery remains dependent on further government support as well as a sustained improvement in underlying sentiment.
The Group has additional exposures to mainland China CRE as a result of lending to multinational corporates booked outside of mainland
China, which is not incorporated in the table above.
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
ÑCollateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described on page 344 of the financial statements.
The Group’s maximum exposure to credit risk includes financial guarantees and similar contracts granted, as well as loan and other credit-related commitments. Depending on the terms of the
arrangement, we may use additional credit mitigation if a guarantee is called upon or a loan commitment is drawn and subsequently defaults.
ÑFor further information on these arrangements, see Note 33 on the financial statements.

HSBC Holdings plc Annual Report on Form 20-F
178

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
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
The following table reflects the fair values and gross notional contract amounts of derivatives cleared through an exchange, central
counterparty or non-central counterparty.

Notional contract amounts and fair values of derivatives
	2025			2024
	Notional amount	Fair value		Notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	$m	$m	$m	$m	$m	$m
Total OTC derivatives	31,083,167	324,708	325,401	29,273,397	368,938	367,759
– total OTC derivatives cleared by central counterparties	13,448,210	98,779	99,109	13,484,581	111,974	113,091
– total OTC derivatives not cleared by central counterparties	17,634,957	225,929	226,292	15,788,816	256,964	254,668
Total exchange traded derivatives	1,625,677	10,275	9,696	1,267,685	12,445	9,435
Gross	32,708,844	334,983	335,097	30,541,082	381,383	377,194
Offset		(97,243)	(97,243)		(112,746)	(112,746)
At 31 Dec		237,740	237,854		268,637	264,448
ÑThe purposes for which HSBC uses derivatives are described in Note 15 on the financial statements.
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
ÑSee Note 31 on the financial statements for details regarding legally enforceable right of offset in the event of counterparty default and collateral received in respect of derivatives.

HSBC Holdings plc Annual Report on Form 20-F
179

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	At 31 Dec 2025								At 31 Dec 2024
	Gross carrying amount				Allowance for ECL				Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	365,498	18,148	2,655	386,301	(58)	(109)	(313)	(480)	324,703	34,177	2,450	361,330	(59)	(130)	(284)	(473)
Credit cards	22,781	3,260	373	26,414	(339)	(731)	(231)	(1,301)	21,611	2,991	313	24,915	(268)	(660)	(199)	(1,127)
Other personal lending	58,417	2,479	917	61,813	(270)	(395)	(351)	(1,016)	57,432	2,751	797	60,980	(243)	(368)	(313)	(924)
– other personal lending which is secured[1]	39,906	517	270	40,693	(24)	(19)	(65)	(108)	39,234	887	199	40,320	(29)	(23)	(34)	(86)
– other personal lending which is unsecured	18,511	1,962	647	21,120	(246)	(376)	(286)	(908)	18,198	1,864	598	20,660	(214)	(345)	(279)	(838)
Total	446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)
By legal entity
HSBC UK Bank plc	191,726	14,515	1,200	207,441	(201)	(315)	(256)	(772)	152,338	31,325	1,075	184,738	(148)	(307)	(211)	(666)
HSBC Bank plc	17,416	1,076	365	18,857	(16)	(14)	(107)	(137)	23,501	1,198	324	25,023	(17)	(24)	(99)	(140)
The Hongkong and Shanghai Banking Corporation Limited	201,779	6,407	1,108	209,294	(199)	(432)	(170)	(801)	191,614	5,519	1,170	198,303	(174)	(385)	(164)	(723)
HSBC Bank Middle East Limited	4,061	134	47	4,242	(18)	(23)	(29)	(70)	3,678	158	40	3,876	(14)	(29)	(30)	(73)
HSBC North America Holdings Inc.	19,607	512	404	20,523	(4)	(12)	(14)	(30)	20,851	497	327	21,675	(4)	(12)	(11)	(27)
Grupo Financiero HSBC, S.A. de C.V.	11,705	1,212	817	13,734	(229)	(438)	(316)	(983)	11,016	1,172	620	12,808	(207)	(400)	(279)	(886)
Other trading entities	402	31	4	437	—	(1)	(3)	(4)	748	50	4	802	(6)	(1)	(2)	(9)
Total	446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)
1‘Other personal lending which is secured’ has been expanded to encompass second lien mortgages, motor vehicle finance, and guaranteed loans related to residential property, which were previously reported as separate line items.

Total personal lending for loan and other credit-related commitments and financial guarantees by stage distribution
	At 31 Dec 2025								At 31 Dec 2024
	Nominal amount				Allowance for ECL				Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	55,615	803	43	56,461	(15)	(5)	—	(20)	51,078	442	47	51,567	(6)	—	(3)	(9)
HSBC Bank plc	1,819	28	—	1,847	(1)	—	—	(1)	1,605	7	2	1,614	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	204,293	1,025	47	205,365	(5)	—	—	(5)	189,737	1,165	35	190,937	(4)	—	(2)	(6)
HSBC Bank Middle East Limited	2,542	10	—	2,552	—	—	—	—	2,452	7	—	2,459	—	—	—	—
HSBC North America Holdings Inc.	2,172	75	1	2,248	—	—	—	—	3,707	68	2	3,777	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,970	—	—	4,970	(2)	—	—	(2)	3,892	—	—	3,892	(7)	—	—	(7)
Other trading entities	529	4	1	534	—	—	—	—	434	2	—	436	—	—	—	—
Total	271,940	1,945	92	273,977	(23)	(5)	—	(28)	252,905	1,691	86	254,682	(17)	—	(5)	(22)

HSBC Holdings plc Annual Report on Form 20-F
180

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
The following disclosure provides a reconciliation by stage of the Group’s personal lending gross carrying/nominal amount and allowances for loans and advances to customers, including loan commitments and financial guarantees.
In addition, three reconciliations by stage of the Group’s gross carrying/nominal amount and allowances for first lien mortgages, credit cards and other personal lending, including loan commitments and financial guarantees, have been included following the adoption of the recommendations of the DECL Taskforce’s third report in 2023.

Personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
(Audited)	2025								2024
	Non-credit impaired				Credit impaired				Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total		Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan	656,651	(587)	41,610	(1,158)	3,646	(801)	701,907	(2,546)	650,823	(602)	50,955	(1,434)	3,860	(856)	705,638	(2,892)
Transfers of financial instruments:	7,203	(664)	(9,466)	1,242	2,263	(578)	—	—	(2,023)	(1,045)	(345)	1,477	2,368	(432)	—	—
– transfers from stage 1 to stage 2	(41,104)	225	41,104	(225)	—	—	—	—	(45,220)	246	45,220	(246)	—	—	—	—
– transfers from stage 2 to stage 1	48,706	(861)	(48,706)	861	—	—	—	—	43,549	(1,247)	(43,549)	1,247	—	—	—	—
– transfers to stage 3	(663)	11	(2,655)	756	3,318	(767)	—	—	(743)	9	(2,715)	685	3,458	(694)	—	—
– transfers from stage 3	264	(39)	791	(150)	(1,055)	189	—	—	391	(53)	699	(209)	(1,090)	262	—	—
Net remeasurement of ECL arising from transfer of stage	—	411	—	(378)	—	(9)	—	24	—	745	—	(605)	—	(132)	—	8
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—	—	—	—	—	(25)	—	(25)	—
Net new and further lending/repayments	41,379	(7)	(8,622)	310	(467)	78	32,290	381	29,789	(17)	(7,889)	278	(796)	470	21,104	731
Change to risk parameters – credit quality	—	209	—	(1,165)	—	(1,141)	—	(2,097)	—	251	—	(874)	—	(1,437)	—	(2,060)
Changes to models used for ECL calculation	—	(29)	—	(5)	—	(16)	—	(50)	—	29	—	(109)	—	(20)	—	(100)
Assets written off	—	—	—	—	(1,641)	1,641	(1,641)	1,641	—	—	—	—	(1,534)	1,534	(1,534)	1,534
Foreign exchange and others[1,2,3,4]	13,403	(23)	2,310	(86)	236	(69)	15,949	(178)	(21,938)	52	(1,111)	109	(227)	72	(23,276)	233
At 31 Dec	718,636	(690)	25,832	(1,240)	4,037	(895)	748,505	(2,825)	656,651	(587)	41,610	(1,158)	3,646	(801)	701,907	(2,546)
ECL income statement change for the period		584		(1,238)		(1,088)		(1,742)		1,008		(1,310)		(1,119)		(1,421)
Recoveries								243								220
Others								19								(32)
Total ECL income statement change for the period								(1,480)								(1,233)
1At 31 December 2025, total includes $2.7bn (31 December 2024: $0.8bn) of gross carrying loans and advances to customers, which were classified to assets held for sale, and a corresponding allowance for ECL of $16m (31 December
2024: $23m), reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355.
2This includes $7.2bn of gross carrying loans and advances to customers and corresponding allowance for ECL of $7m in relation to disposal of our retained portfolio of home and other retail loans in France as disclosed in Note 23 on page
355.
3At 31 December 2024, total includes $6.4bn of nominal amount and $1m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
4At December 2024, total includes $2.4bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our business in Argentina during 2024.

HSBC Holdings plc Annual Report on Form 20-F
181

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
During the year, there was a net transfer from stage 2 to stage 1 of $7,602m gross carrying/nominal amounts. This was mainly driven by model recalibration for retail portfolios in HSBC UK ($11,245m) where the PD was aligned to the most recent observed performance. This was partly offset by a net transfer from stage 1 to stage 2 in Hong Kong ($1,152m) primarily due to a new mortgage model implementation and in Mexico
($1,042m) within the unsecured lending portfolios.
ÑA summary of basis of preparation is available on page 158.

First lien residential mortgages – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	344,676	(58)	34,341	(130)	2,474	(285)	381,491	(473)
Transfers of financial instruments:	10,647	(89)	(11,388)	82	741	7	—	—
– transfers from stage 1 to stage 2	(29,872)	9	29,872	(9)	—	—	—	—
– transfers from stage 2 to stage 1	40,658	(84)	(40,658)	84	—	—	—	—
– transfers to stage 3	(289)	—	(1,146)	50	1,435	(50)	—	—
– transfers from stage 3	150	(14)	544	(43)	(694)	57	—	—
Net remeasurement of ECL arising from transfer of stage	—	52	—	(31)	—	(1)	—	20
Net new and further lending/repayments	20,746	(4)	(6,856)	29	(657)	28	13,233	53
Change to risk parameters – credit quality	—	39	—	(43)	—	(104)	—	(108)
Changes to models used for ECL calculation	—	5	—	(4)	—	—	—	1
Assets written off	—	—	—	—	(63)	63	(63)	63
Foreign exchange and others[1,2]	12,254	(5)	2,190	(11)	176	(20)	14,620	(36)
At 31 Dec 2025	388,323	(60)	18,287	(108)	2,671	(312)	409,281	(480)
ECL income statement change for the period		92		(49)		(77)		(34)
Recoveries								6
Others								4
Total ECL income statement change for the period								(24)
1Total includes $2.3bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $2m, including business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355.
2This includes $0.4bn of gross carrying loans and advances to customers and corresponding allowance for ECL of $1m in relation to disposal of our retained portfolio of home and other retail loans in France as disclosed in Note 23 on page 355.

First lien residential mortgages – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees (continued)

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	340,764	(109)	38,513	(202)	2,258	(264)	381,535	(575)
Transfers of financial instruments:	(3,561)	(232)	2,694	232	867	—	—	—
– transfers from stage 1 to stage 2	(33,524)	23	33,524	(23)	—	—	—	—
– transfers from stage 2 to stage 1	30,113	(244)	(30,113)	244	—	—	—	—
– transfers to stage 3	(290)	6	(1,127)	90	1,417	(96)	—	—
– transfers from stage 3	140	(17)	410	(79)	(550)	96	—	—
Net remeasurement of ECL arising from transfer of stage	—	163	—	(152)	—	(30)	—	(19)
Net new and further lending/repayments	14,008	20	(6,336)	26	(523)	33	7,149	79
Change to risk parameters – credit quality	—	115	—	(73)	—	(103)	—	(61)
Changes to models used for ECL calculation	—	(8)	—	29	—	1	—	22
Assets written off	—	—	—	—	(63)	63	(63)	63
Foreign exchange and others	(6,535)	(7)	(530)	10	(65)	15	(7,130)	18
At 31 Dec 2024	344,676	(58)	34,341	(130)	2,474	(285)	381,491	(473)
ECL income statement change for the period		290		(170)		(99)		21
Recoveries								7
Others								(1)
Total ECL income statement change for the period								27

HSBC Holdings plc Annual Report on Form 20-F
182

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Credit cards – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	156,312	(280)	3,760	(658)	343	(199)	160,415	(1,137)
Transfers of financial instruments:	(2,134)	(381)	1,322	742	812	(361)	—	—
– transfers from stage 1 to stage 2	(7,206)	144	7,206	(144)	—	—	—	—
– transfers from stage 2 to stage 1	5,138	(518)	(5,138)	518	—	—	—	—
– transfers to stage 3	(122)	3	(828)	408	950	(411)	—	—
– transfers from stage 3	56	(10)	82	(40)	(138)	50	—	—
Net remeasurement of ECL arising from transfer of stage	—	255	—	(246)	—	(4)	—	5
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—
Net new and further lending/repayments	5,503	61	(758)	108	103	34	4,848	203
Change to risk parameters – credit quality	—	39	—	(640)	—	(517)	—	(1,118)
Changes to models used for ECL calculation	—	(34)	—	—	—	(17)	—	(51)
Assets written off	—	—	—	—	(847)	847	(847)	847
Foreign exchange and others	4,118	(14)	147	(43)	23	(14)	4,288	(71)
At 31 Dec 2025	163,799	(354)	4,471	(737)	434	(231)	168,704	(1,322)
ECL income statement change for the period		321		(778)		(504)		(961)
Recoveries								123
Others								(5)
Total ECL income statement change for the period								(843)

At 1 Jan 2024	153,292	(253)	6,547	(698)	450	(144)	160,289	(1,095)
Transfers of financial instruments:	796	(453)	(1,469)	717	673	(264)	—	—
– transfers from stage 1 to stage 2	(6,427)	129	6,427	(129)	—	—	—	—
– transfers from stage 2 to stage 1	7,255	(569)	(7,255)	569	—	—	—	—
– transfers to stage 3	(179)	2	(765)	327	944	(329)	—	—
– transfers from stage 3	147	(15)	124	(50)	(271)	65	—	—
Net remeasurement of ECL arising from transfer of stage	—	280	—	(256)	—	(45)	—	(21)
Changes due to modifications not derecognised	—	—	—	—	(2)	—	(2)	—
Net new and further lending/repayments	9,604	18	(1,122)	127	(1)	194	8,481	339
Change to risk parameters – credit quality	—	79	—	(476)	—	(694)	—	(1,091)
Changes to models used for ECL calculation	—	22	—	(122)	—	1	—	(99)
Assets written off	—	—	—	—	(736)	736	(736)	736
Foreign exchange and others[1]	(7,380)	27	(196)	50	(41)	17	(7,617)	94
At 31 Dec 2024	156,312	(280)	3,760	(658)	343	(199)	160,415	(1,137)
ECL income statement change for the period		399		(727)		(544)		(872)
Recoveries								106
Others								(10)
Total ECL income statement change for the period								(776)
1Total includes $4.5bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Canada and our business in Argentina during 2024.

HSBC Holdings plc Annual Report on Form 20-F
183

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Other personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	155,663	(249)	3,509	(370)	829	(317)	160,001	(936)
Transfers of financial instruments:	(1,310)	(194)	600	418	710	(224)	—	—
– transfers from stage 1 to stage 2	(4,026)	72	4,026	(72)	—	—	—	—
– transfers from stage 2 to stage 1	2,910	(259)	(2,910)	259	—	—	—	—
– transfers to stage 3	(252)	8	(681)	298	933	(306)	—	—
– transfers from stage 3	58	(15)	165	(67)	(223)	82	—	—
Net remeasurement of ECL arising from transfer of stage	—	104	—	(101)	—	(4)	—	(1)
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—
Net new and further lending/repayments	15,130	(64)	(1,008)	173	87	16	14,209	125
Change to risk parameters – credit quality	—	131	—	(482)	—	(520)	—	(871)
Changes to models used for ECL calculation	—	—	—	(1)	—	1	—	—
Assets written off	—	—	—	—	(731)	731	(731)	731
Foreign exchange and others[1,2]	(2,969)	(4)	(27)	(32)	37	(35)	(2,959)	(71)
At 31 Dec 2025	166,514	(276)	3,074	(395)	932	(352)	170,520	(1,023)
ECL income statement change for the period		171		(411)		(507)		(747)
Recoveries								114
Others								20
Total ECL income statement change for the period								(613)
1Total includes $0.4bn of gross carrying loans and advances, which were classified to assets held for sale, and a corresponding allowance for ECL of $11m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355.
2This includes $6.8bn of gross carrying loans and advances to customers and corresponding allowance for ECL of $6m in relation to disposal of our retained portfolio of home and other retail loans in France as disclosed in Note 23 on page 355.

Other personal lending – reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to customers including loan commitments and financial guarantees (continued)
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
1Total includes $0.3bn of gross carrying loans and advances, which were classified to assets held for sale, and a corresponding allowance for ECL of $10m, reflecting business disposals, as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355.
2Total includes $4.4bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Canada during 2024.

HSBC Holdings plc Annual Report on Form 20-F
184

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Personal lending – credit risk profile by internal PD band for loans and advances to customers at amortised cost
		Gross carrying amount				Allowance for ECL
	PD range[1,2]	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
First lien residential mortgages		365,498	18,148	2,655	386,301	(58)	(109)	(313)	(480)	0.1
– Band 1	0.000 to 0.250	251,963	1,147	—	253,110	(14)	(4)	—	(18)	—
– Band 2	0.251 to 0.500	81,972	1,911	—	83,883	(15)	(5)	—	(20)	—
– Band 3	0.501 to 1.500	26,508	9,975	—	36,483	(11)	(21)	—	(32)	0.1
– Band 4	1.501 to 5.000	4,458	3,160	—	7,618	(16)	(15)	—	(31)	0.4
– Band 5	5.001 to 20.000	327	1,130	—	1,457	—	(11)	—	(11)	0.8
– Band 6	20.001 to 99.999	270	825	—	1,095	(2)	(53)	—	(55)	5.0
– Band 7	100.000	—	—	2,655	2,655	—	—	(313)	(313)	11.8
Credit cards		22,781	3,260	373	26,414	(339)	(731)	(231)	(1,301)	4.9
– Band 1	0.000 to 0.250	10,033	1	—	10,034	(25)	—	—	(25)	0.2
– Band 2	0.251 to 0.500	1,583	5	—	1,588	(11)	(1)	—	(12)	0.8
– Band 3	0.501 to 1.500	6,389	86	—	6,475	(89)	(9)	—	(98)	1.5
– Band 4	1.501 to 5.000	3,960	834	—	4,794	(125)	(75)	—	(200)	4.2
– Band 5	5.001 to 20.000	799	1,736	—	2,535	(86)	(279)	—	(365)	14.4
– Band 6	20.001 to 99.999	17	598	—	615	(3)	(367)	—	(370)	60.2
– Band 7	100.000	—	—	373	373	—	—	(231)	(231)	61.9
Other personal lending		58,417	2,479	917	61,813	(270)	(395)	(351)	(1,016)	1.6
– Band 1	0.000 to 0.250	25,714	3	—	25,717	(26)	—	—	(26)	0.1
– Band 2	0.251 to 0.500	5,680	18	—	5,698	(5)	—	—	(5)	0.1
– Band 3	0.501 to 1.500	13,964	142	—	14,106	(44)	(1)	—	(45)	0.3
– Band 4	1.501 to 5.000	11,219	387	—	11,606	(114)	(13)	—	(127)	1.1
– Band 5	5.001 to 20.000	1,443	1,235	—	2,678	(79)	(132)	—	(211)	7.9
– Band 6	20.001 to 99.999	397	694	—	1,091	(2)	(249)	—	(251)	23.0
– Band 7	100.000	—	—	917	917	—	—	(351)	(351)	38.3
At 31 Dec 2025		446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)	0.6

First lien residential mortgages		324,703	34,177	2,450	361,330	(59)	(130)	(284)	(473)	0.1
– Band 1	0.000 to 0.250	234,451	1,820	—	236,271	(15)	(4)	—	(19)	—
– Band 2	0.251 to 0.500	64,340	11,816	—	76,156	(10)	(9)	—	(19)	—
– Band 3	0.501 to 1.500	22,005	14,631	—	36,636	(16)	(25)	—	(41)	0.1
– Band 4	1.501 to 5.000	3,668	3,990	—	7,658	(17)	(27)	—	(44)	0.6
– Band 5	5.001 to 20.000	117	1,178	—	1,295	—	(13)	—	(13)	1.0
– Band 6	20.001 to 99.999	122	742	—	864	(1)	(52)	—	(53)	6.1
– Band 7	100.000	—	—	2,450	2,450	—	—	(284)	(284)	11.6
Credit cards		21,611	2,991	313	24,915	(268)	(660)	(199)	(1,127)	4.5
– Band 1	0.000 to 0.250	10,051	1	—	10,052	(26)	—	—	(26)	0.3
– Band 2	0.251 to 0.500	2,340	4	—	2,344	(15)	(1)	—	(16)	0.7
– Band 3	0.501 to 1.500	5,113	23	—	5,136	(72)	(5)	—	(77)	1.5
– Band 4	1.501 to 5.000	3,847	1,013	—	4,860	(123)	(103)	—	(226)	4.7
– Band 5	5.001 to 20.000	260	1,526	—	1,786	(32)	(263)	—	(295)	16.5
– Band 6	20.001 to 99.999	—	424	—	424	—	(288)	—	(288)	67.9
– Band 7	100	—	—	313	313	—	—	(199)	(199)	63.6
Other personal lending		57,432	2,751	797	60,980	(243)	(368)	(313)	(924)	1.5
– Band 1	0.000 to 0.250	29,124	19	—	29,143	(30)	—	—	(30)	0.1
– Band 2	0.251 to 0.500	6,109	242	—	6,351	(9)	(1)	—	(10)	0.2
– Band 3	0.501 to 1.500	11,702	121	—	11,823	(37)	(3)	—	(40)	0.3
– Band 4	1.501 to 5.000	9,006	660	—	9,666	(95)	(25)	—	(120)	1.2
– Band 5	5.001 to 20.000	1,433	1,076	—	2,509	(70)	(111)	—	(181)	7.2
– Band 6	20.001 to 99.999	58	633	—	691	(2)	(228)	—	(230)	33.3
– Band 7	100.000	—	—	797	797	—	—	(313)	(313)	39.3
At 31 Dec 2024		403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)	0.6
112-month point in time adjusted for multiple economic scenarios.
2PD bands do not consider the impact of any management judgemental adjustments on stage or allowances for ECL including the impact of new models not yet formally implemented. For a list of management judgemental adjustments see page 153.

HSBC Holdings plc Annual Report on Form 20-F
185

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Personal lending – credit risk profile by internal PD band for loan and other credit-related commitments and financial guarantees
		Nominal amount				Allowance for ECL
	PD range[1]	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	ECL coverage
	%	$m	$m	$m	$m	$m	$m	$m	$m	%
Loan and other credit- related commitments		270,494	1,945	92	272,531	(22)	(5)	—	(27)	—
– Band 1	0.000 to 0.250	218,170	98	—	218,268	(9)	—	—	(9)	—
– Band 2	0.251 to 0.500	11,412	76	—	11,488	(2)	—	—	(2)	—
– Band 3	0.501 to 1.500	33,294	423	—	33,717	(7)	—	—	(7)	—
– Band 4	1.501 to 5.000	6,694	615	—	7,309	(3)	(3)	—	(6)	0.1
– Band 5	5.001 to 20.000	793	586	—	1,379	(1)	—	—	(1)	0.1
– Band 6	20.001 to 99.999	131	147	—	278	—	(2)	—	(2)	0.7
– Band 7	100.000	—	—	92	92	—	—	—	—	—
Financial guarantees		1,446	—	—	1,446	(1)	—	—	(1)	0.1
– Band 1	0.000 to 0.250	1,353	—	—	1,353	(1)	—	—	(1)	0.1
– Band 2	0.251 to 0.500	30	—	—	30	—	—	—	—	—
– Band 3	0.501 to 1.500	44	—	—	44	—	—	—	—	—
– Band 4	1.501 to 5.000	19	—	—	19	—	—	—	—	—
– Band 5	5.001 to 20.000	—	—	—	—	—	—	—	—	—
– Band 6	20.001 to 99.999	—	—	—	—	—	—	—	—	—
– Band 7	100.000	—	—	—	—	—	—	—	—	—
At 31 Dec 2025		271,940	1,945	92	273,977	(23)	(5)	—	(28)	—

Loan and other credit- related commitments		251,489	1,680	86	253,255	(17)	—	(5)	(22)	—
– Band 1	0.000 to 0.250	199,314	65	—	199,379	(9)	—	—	(9)	—
– Band 2	0.251 to 0.500	14,409	178	—	14,587	(2)	—	—	(2)	—
– Band 3	0.501 to 1.500	28,081	389	—	28,470	(1)	—	—	(1)	—
– Band 4	1.501 to 5.000	8,431	463	—	8,894	(3)	—	—	(3)	—
– Band 5	5.001 to 20.000	800	484	—	1,284	(2)	—	—	(2)	0.2
– Band 6	20.001 to 99.999	454	101	—	555	—	—	—	—	—
– Band 7	100.000	—	—	86	86	—	—	(5)	(5)	5.8
Financial guarantees		1,416	11	—	1,427	—	—	—	—	—
– Band 1	0.000 to 0.250	743	—	—	743	—	—	—	—	—
– Band 2	0.251 to 0.500	389	—	—	389	—	—	—	—	—
– Band 3	0.501 to 1.500	55	—	—	55	—	—	—	—	—
– Band 4	1.501 to 5.000	220	—	—	220	—	—	—	—	—
– Band 5	5.001 to 20.000	3	11	—	14	—	—	—	—	—
– Band 6	20.001 to 99.999	6	—	—	6	—	—	—	—	—
– Band 7	100.000	—	—	—	—	—	—	—	—	—
At 31 Dec 2024		252,905	1,691	86	254,682	(17)	—	(5)	(22)	—
112-month point in time adjusted for multiple economic scenarios.

HSBC Holdings plc Annual Report on Form 20-F
186

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
Supplementary information

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	116,284	21,104	27,232	143,516	(1,270)	(286)	(127)	(1,397)
–of which: HSBC UK Bank plc (ring-fenced bank)	93,186	20,112	11,518	104,704	(1,173)	(253)	(84)	(1,257)
–of which: HSBC Bank plc (non-ring-fenced bank)	23,098	992	15,714	38,812	(97)	(33)	(43)	(140)
France	25,655	4,032	10,556	36,211	(379)	(90)	(28)	(407)
Germany	5,883	431	142	6,025	(175)	(10)	—	(175)
Hong Kong	114,792	37,890	18,591	133,383	(3,515)	(1,991)	(117)	(3,632)
Australia	14,472	4,725	4,627	19,099	(28)	(3)	(1)	(29)
India	13,789	2,131	6,687	20,476	(53)	(5)	(7)	(60)
Indonesia	3,063	172	573	3,636	(74)	—	(1)	(75)
Mainland China	27,663	5,254	12,272	39,935	(281)	(197)	(4)	(285)
Malaysia	5,560	1,059	486	6,046	(34)	(7)	—	(34)
Singapore	16,619	2,878	1,912	18,531	(126)	(54)	(1)	(127)
Taiwan	4,685	69	—	4,685	(1)	—	—	(1)
Egypt	806	34	41	847	(111)	(24)	—	(111)
UAE	14,082	1,792	2,714	16,796	(535)	(333)	(42)	(577)
US	22,054	2,355	9,916	31,970	(276)	(80)	(10)	(286)
Mexico	11,655	683	1,133	12,788	(263)	(35)	(23)	(286)
Other	27,443	3,243	3,176	30,619	(405)	(148)	(8)	(413)
At 31 Dec 2025	424,505	87,852	100,058	524,563	(7,526)	(3,263)	(369)	(7,895)

UK	102,245	17,540	21,771	124,016	(1,412)	(289)	(234)	(1,646)
–of which: HSBC UK Bank plc (ring-fenced bank)	79,833	16,722	10,268	90,101	(1,146)	(260)	(54)	(1,200)
–of which: HSBC Bank plc (non-ring-fenced bank)	22,412	818	11,503	33,915	(266)	(29)	(180)	(446)
France	25,950	3,986	7,222	33,172	(257)	(42)	(9)	(266)
Germany	6,256	264	421	6,677	(153)	—	—	(153)
Hong Kong	118,332	42,042	17,846	136,178	(2,922)	(1,494)	(112)	(3,034)
Australia	12,532	4,509	2,931	15,463	(30)	(3)	—	(30)
India	12,540	2,581	6,425	18,965	(45)	(5)	(6)	(51)
Indonesia	3,132	184	356	3,488	(109)	(44)	—	(109)
Mainland China	29,930	5,326	8,044	37,974	(222)	(117)	(6)	(228)
Malaysia	5,773	1,067	278	6,051	(40)	(10)	—	(40)
Singapore	17,267	3,266	1,830	19,097	(234)	(80)	(1)	(235)
Taiwan	3,848	60	—	3,848	—	—	—	—
Egypt	777	32	51	828	(115)	(20)	—	(115)
UAE	13,278	1,809	1,589	14,867	(408)	(258)	—	(408)
US	24,084	4,028	10,348	34,432	(246)	(106)	(47)	(293)
Mexico	10,318	525	1,407	11,725	(201)	(9)	(11)	(212)
Other	24,422	2,844	1,945	26,367	(361)	(121)	(10)	(371)
At 31 Dec 2024	410,684	90,063	82,464	493,148	(6,755)	(2,598)	(436)	(7,191)
1Real estate lending within this disclosure corresponds solely to the industry of the borrower. Commercial real estate on page 174 includes borrowers in multiple industries investing in income-producing assets and, to a lesser extent, their construction and development.

HSBC Holdings plc Annual Report on Form 20-F
187

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Credit cards	Other personal lending	Total	First lien residential mortgages	Credit cards	Other personal lending	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	191,180	9,083	15,671	215,934	(138)	(345)	(324)	(807)
–of which: HSBC UK Bank plc (ring-fenced bank)	186,776	8,992	11,673	207,441	(134)	(344)	(294)	(772)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,404	91	3,998	8,493	(4)	(1)	(30)	(35)
France	22	—	3	25	(12)	—	(2)	(14)
Hong Kong	108,200	10,379	25,551	144,130	(4)	(311)	(170)	(485)
Australia	25,619	288	19	25,926	(8)	(8)	—	(16)
India	2,344	323	667	3,334	(3)	(20)	(3)	(26)
Indonesia	36	152	58	246	(2)	(8)	(5)	(15)
Mainland China	5,417	164	402	5,983	(20)	(22)	(6)	(48)
Malaysia	3,494	1,070	267	4,831	(16)	(38)	(26)	(80)
Singapore	6,776	691	7,415	14,882	—	(38)	(36)	(74)
Taiwan	6,570	437	1,123	8,130	—	(5)	(14)	(19)
Egypt	—	119	278	397	—	(1)	(1)	(2)
UAE	2,456	587	970	4,013	(5)	(39)	(18)	(62)
US	19,773	183	567	20,523	(14)	(14)	(2)	(30)
Mexico	8,390	2,289	3,055	13,734	(192)	(415)	(376)	(983)
Other	6,024	649	5,767	12,440	(66)	(37)	(33)	(136)
At 31 Dec 2025	386,301	26,414	61,813	474,528	(480)	(1,301)	(1,016)	(2,797)

UK	170,809	8,016	13,410	192,235	(139)	(284)	(256)	(679)
– of which: HSBC UK Bank plc (ring-fenced bank)	166,709	7,933	10,096	184,738	(132)	(283)	(251)	(666)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,100	83	3,314	7,497	(7)	(1)	(5)	(13)
France	377	1	6,600	6,978	(12)	—	(12)	(24)
Hong Kong	107,759	10,165	21,511	139,435	(5)	(291)	(130)	(426)
Australia	22,154	372	35	22,561	(7)	(8)	(1)	(16)
India	1,984	265	600	2,849	(3)	(14)	(4)	(21)
Indonesia	46	142	181	369	(3)	(6)	(5)	(14)
Mainland China	6,087	227	544	6,858	(12)	(33)	(9)	(54)
Malaysia	3,252	938	260	4,450	(23)	(36)	(26)	(85)
Singapore	5,802	571	6,082	12,455	—	(28)	(28)	(56)
Taiwan	5,788	340	1,084	7,212	—	(4)	(11)	(15)
Egypt	—	89	232	321	—	—	(1)	(1)
UAE	2,082	543	795	3,420	(3)	(31)	(24)	(58)
US	21,021	195	458	21,674	(12)	(14)	(2)	(28)
Mexico	7,488	2,242	3,078	12,808	(167)	(339)	(380)	(886)
Other	6,681	809	6,110	13,600	(87)	(39)	(35)	(161)
At 31 Dec 2024	361,330	24,915	60,980	447,225	(473)	(1,127)	(924)	(2,524)

HSBC Holdings plc Annual Report on Form 20-F
188

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk

Loans and advances to customers and banks – other supplementary information
	At 31 Dec 2025							At 31 Dec 2024
	Gross carrying amount	of which: stage 3 and POCI	Allowance for ECL	of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries	Gross carrying amount	of which: stage 3 and POCI	Allowance for ECL	of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	386,301	2,655	(480)	(313)	(24)	(63)	6	361,330	2,450	(473)	(284)	33	(63)	7
Credit cards	26,414	373	(1,301)	(231)	(830)	(847)	123	24,915	313	(1,127)	(199)	(804)	(736)	106
Other personal lending	61,813	917	(1,016)	(351)	(621)	(731)	114	60,980	797	(924)	(313)	(508)	(735)	107
– other personal lending which is secured[1]	40,693	270	(108)	(65)	(46)	(35)	5	40,320	199	(86)	(34)	(24)	(36)	4
– other personal lending which is unsecured	21,120	647	(908)	(286)	(575)	(696)	109	20,660	598	(838)	(279)	(484)	(699)	103
Personal lending	474,528	3,945	(2,797)	(895)	(1,475)	(1,641)	243	447,225	3,560	(2,524)	(796)	(1,279)	(1,534)	220
– agriculture, forestry and fishing	7,592	355	(97)	(60)	(11)	(10)	—	7,033	282	(94)	(46)	4	(10)	1
– mining and quarrying	6,982	126	(86)	(70)	(58)	(19)	—	7,592	318	(45)	(32)	29	(26)	—
– manufacturing	86,372	2,266	(960)	(741)	(271)	(307)	16	82,724	1,487	(893)	(638)	(170)	(403)	3
– electricity, gas, steam and air-conditioning supply	19,322	206	(126)	(85)	(19)	(17)	—	16,457	209	(122)	(85)	—	—	—
– water supply, sewerage, waste management and remediation	2,563	112	(41)	(36)	(22)	(6)	—	2,961	43	(24)	(16)	2	(40)	—
– real estate and construction	87,852	10,589	(3,263)	(2,730)	(1,296)	(574)	19	90,063	8,949	(2,598)	(1,842)	(812)	(1,554)	12
– wholesale and retail trade, repair of motor vehicles and motorcycles	84,557	2,549	(1,287)	(1,126)	(234)	(286)	28	77,830	2,728	(1,372)	(1,188)	(369)	(337)	8
– transportation and storage	20,719	307	(174)	(75)	(40)	(205)	2	22,643	417	(321)	(232)	(104)	(20)	1
– accommodation and food	14,389	1,436	(399)	(303)	(124)	(31)	2	14,734	1,610	(299)	(214)	(81)	(27)	—
– publishing, audiovisual and broadcasting	25,347	377	(198)	(108)	(75)	(46)	—	19,826	229	(158)	(61)	(79)	(75)	2
– professional, scientific and technical activities	25,023	520	(218)	(153)	(66)	(89)	1	26,128	648	(266)	(188)	(132)	(174)	1
– administrative and support services	19,525	570	(395)	(321)	(151)	(59)	—	20,117	739	(320)	(254)	(39)	(88)	1
– public administration and defence, compulsory social security	64	—	—	—	—	—	—	64	—	—	—	—	—	—
– education	2,259	40	(26)	(11)	(2)	(3)	—	1,596	43	(27)	(16)	(16)	(3)	—
– health and care	4,403	98	(32)	(14)	3	(13)	—	4,030	184	(51)	(25)	(3)	(12)	1
– arts, entertainment and recreation	2,313	123	(51)	(42)	(29)	(16)	—	2,066	78	(35)	(26)	(19)	(22)	—
– other services	6,599	311	(168)	(106)	44	(51)	7	7,288	327	(110)	(66)	(82)	(115)	10
– activities of households	841	—	—	—	—	—	—	589	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	164	—	—	—	—	—	—	118	—	—	—	—	—	—
– government	7,619	121	(5)	(3)	(1)	—	—	6,793	175	(7)	(5)	6	—	—
– asset-backed securities	—	—	—	—	(1)	(14)	—	32	—	(13)	—	1	—	—
Corporate and commercial	424,505	20,106	(7,526)	(5,984)	(2,353)	(1,746)	75	410,684	18,466	(6,755)	(4,934)	(1,864)	(2,906)	40
Non-bank financial institutions	100,058	671	(369)	(294)	(112)	(182)	2	82,464	679	(436)	(361)	(59)	(19)	—
Wholesale lending	524,563	20,777	(7,895)	(6,278)	(2,465)	(1,928)	77	493,148	19,145	(7,191)	(5,295)	(1,923)	(2,925)	40
Loans and advances to customers	999,091	24,722	(10,692)	(7,173)	(3,940)	(3,569)	320	940,373	22,705	(9,715)	(6,091)	(3,202)	(4,459)	260
Loans and advances to banks	108,469	1	(7)	(1)	9	—	—	102,052	2	(13)	(2)	(1)	—	—
At 31 Dec 2025	1,107,560	24,723	(10,699)	(7,174)	(3,931)	(3,569)	320	1,042,425	22,707	(9,728)	(6,093)	(3,203)	(4,459)	260
1‘Other personal lending which is secured’ has been expanded to encompass second lien mortgages, motor vehicle finance, and guaranteed loans related to residential property, which were previously reported as separate line items.

HSBC Holdings plc Annual Report on Form 20-F
189

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Credit risk
HSBC Holdings
(Audited)
Credit risk in HSBC Holdings primarily arises from transactions with
Group subsidiaries.
In HSBC Holdings, the maximum exposure to credit risk arises from two components:
–financial assets on the balance sheet, where maximum exposure equals the carrying amount (see page 297); and
–financial guarantees and other guarantees, where the maximum exposure is the maximum that we would have to pay if the
guarantees were called upon (see Note 33).
In the case of our derivative asset balances (see page 297), there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes.
However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. These offsets also include collateral received in cash and other financial assets.
The total offset relating to our derivative asset balances was $1.8bn at
31 December 2025 (2024: $3.0bn).
The credit quality of loans and advances and financial investments, both of which consist of intra-Group lending and US Treasury bills and bonds, is assessed as ‘strong’, with 100% of the exposure being neither past due nor impaired (2024: 100%). For further details of credit quality classification, see page 141.

Treasury risk
ÑSee page 138 for our definition of Treasury risk.
Approach and policy
(Audited)
We manage treasury risks in order to maintain appropriate levels of capital, liquidity, funding, foreign exchange and non-traded market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury risk management is shaped by our
organisational needs and the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to manage inherent business risks and invest in accordance with our strategy, adhering to both consolidated and local regulatory requirements at all times.
Our policy is supported by a risk management framework, with further details provided on page 119.
ÑFor further details, refer to our Pillar 3 Disclosures at 31 December 2025.

Treasury risk management
Key developments in 2025
–The Group continues to maintain and benefit from a healthy capital, liquidity and funding position, which has been resilient throughout periods of volatility in the macroeconomic environment and global markets during 2025. This was further demonstrated by our strong
CET1 performance in the Bank Capital Stress Test published by the
Bank of England as part of the Financial Stability Report on 2
December 2025.
–See page 121 for a summary of key risks including geopolitical and macroeconomic risks that we are managing.
–The CET1 capital impact of the privatisation of Hang Seng Bank was a net 110bps in January 2026 (based on the CET1 capital ratio as at
31 December 2025). This included a day one impact on CET1 capital of around 120bps, partly offset by the release of structural foreign exchange RWAs, which related to hedging in the run up to the transaction. These had an adverse impact on CET1 capital of around
10bps at 31 December 2025, which unwound upon the privatisation taking effect.
ÑFor quantitative disclosures on capital ratios, own funds and risk-weighted assets (‘RWAs’), see pages 191 to 192. For quantitative disclosures on liquidity and funding metrics, see pages 194 to 195. For quantitative disclosures on interest rate risk in the banking book, see pages 197 to 199.
Governance and structure
The Group Treasurer owns all treasury risks, except for pension and insurance risks. Pension risk is jointly owned with the Group Head of
Performance and Reward, while insurance risk is owned by the Chief
Executive Officer for Global Insurance. The Global Head of Traded and
Treasury Risk Management and Risk Analytics is the risk steward for all treasury risks.
Treasury risks excluding pension and insurance risks are the responsibility of the Group Finance Management Meeting (‘GFMM’)
and the Group Risk Committee (‘GRC’). These risks are actively managed by Global Treasury with support from the Holdings Asset and
Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury Risk Management and Risk Management Meetings.
Pension risk is monitored through local and regional pension risk management meetings, with global oversight provided by the Global
Pension Financial Risk Management Meeting, chaired by the
accountable risk steward. Insurance risk is overseen by the Global
Insurance Risk Management Meeting, chaired by the Chief Risk and
Compliance Officer for Global Insurance.
Capital, liquidity and funding risk
management processes
Assessment and risk appetite
Our capital management approach is underpinned by a global capital risk policy, complemented by frameworks for recovery and resolution planning and stress testing. The policy sets out our approach to determining key capital risk appetites including for our CET1 ratio, total capital, minimum requirements for own funds and eligible liabilities
(‘MREL’), leverage ratio and double leverage. Our internal capital adequacy assessment process (‘ICAAP’) evaluates the Group’s capital position, considering both regulatory and internal capital resources and requirements. Subsidiaries align their ICAAPs with global guidance, while considering local regulatory regimes to establish their own risk appetite.
HSBC Holdings provides MREL to its subsidiaries, encompassing both equity and non-equity capital. These investments are funded by HSBC
Holdings’ own equity capital and MREL-eligible debt. MREL includes own funds and eligible liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. HSBC has three resolution groups – the
European, the Asian and the US, with some smaller entities outside these groups.
HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.

HSBC Holdings plc Annual Report on Form 20-F
190

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk
As a matter of long-standing policy, HSBC Holdings retains a substantial holdings capital buffer comprising cash and other high-
quality liquid assets, which we seek to manage within our target operating range of $19bn - $24bn.
HSBC maintains an adequate and well-diversified liquidity buffer, as well as a stable funding base, to meet its liquidity and funding regulatory requirements. We seek to ensure contractual or contingent obligations can be met by having the appropriate amount, tenor and composition of funding and liquidity to support our assets.
We aim to ensure management oversight of liquidity and funding risks at both Group and entity levels through governance arrangements aligned with our risk management framework. Liquidity and funding risks are managed at the operating entity level seeking to adhere to globally consistent policies, procedures and reporting standards.
Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times.
Our internal liquidity adequacy assessment process (‘ILAAP’) seeks to ensure operating entities have strategies, policies, processes and systems for the identification, measurement, management and
monitoring of liquidity risk across various time horizons, including intra-
day. The ILAAP informs risk appetite setting, and assesses the capability to manage liquidity and funding effectively in major entities.
Metrics are locally set and managed but undergo global review and challenge to ensure consistency with the Group’s policies and controls.
Planning and performance
Capital and RWA plans are integral to our annual financial resource strategy approved by the Board. Monthly forecasts are submitted to the Group Operating Committee, ensuring ongoing monitoring and management. The responsibility for global capital allocation principles rests with the Group Chief Financial Officer, supported by the Group
Capital Management Meeting. This is a specialist forum addressing capital management, reporting into the Holdings ALCO.
Our internal governance processes aim to enhance discipline over our investment and capital allocation decisions, helping to ensure that returns align with management’s objectives. The Group strategically allocates financial resources to support business execution and fulfil regulatory and economic capital needs. We assess business returns by using a return on average tangible equity measure and a related economic profit measure.
Funding and liquidity are part of the Board-approved financial resource plan. Key measures include the liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’) and internal liquidity metrics, at the entity level. We employ a set of measures to help maintain a suitable funding and liquidity profile such as depositor concentration limits, intra-day liquidity and forward-looking funding assessments.
ÑFor details on regulatory developments see our Pillar 3 Disclosures at
31 December 2025.
Stress testing and recovery and resolution
planning
HSBC employs stress testing to guide the management of capital and liquidity required to withstand both internal and external shocks to the organisation, such as systems failure or a global economic downturn.
In addition to our internal stress tests, HSBC undergoes supervisory stress testing across various jurisdictions, and results from these tests are critical for evaluating our internal capital and liquidity needs through the ICAAP and ILAAP. The outcomes from these assessments
influence the setting of regulatory requirements and inform internally set management buffers.
Stress tests input into business performance through tangible equity allocation and prompt a reassessment of business plans when
capital, liquidity or returns fall short of targets. These tests also inform risk mitigation strategies and aid in recovery and resolution planning. We maintain recovery plans, including contingency funding plans for the Group and material entities, outlining potential stress events that could result in a breach of capital or liquidity buffers.
The Group recovery plan establishes a framework and governance arrangements to support restoring HSBC to a stable and viable position, reducing the probability of failure from either specific or market-wide stresses. The recovery plans of our material entities provide detailed actions that could be taken to stabilise their financial position in stress environments.
HSBC is equipped with the necessary capabilities and resources to help manage the unlikely event that the Group might not be
recoverable and would require resolution by regulators. We are committed to continuing to improve our recovery and resolution capabilities, aligning with the BoE’s expectations and Resolvability
Assessment Framework (‘RAF’) requirements.
Measurement of interest rate risk in the
banking book processes
Interest rate risk in the banking book (‘IRRBB’) refers to the potential negative impact on earnings or capital due to fluctuations in market interest rates or changes in the expected repricing of client products.
The risk arises from our non-traded assets and liabilities that are not held for trading intent or in order to hedge positions held with trading intent. Our global IRRBB risk management framework is designed to identify, measure, manage and monitor all material sources of IRRBB.
We have established policies and frameworks to help ensure oversight.
To help manage IRRBB and provide more stable earnings, we use a structural hedge, which is a portfolio of fixed rate assets such as bonds, derivatives and customer loans. The size and duration of this hedge may be limited in certain currencies and locations, depending on available financial resources and market conditions. To reduce accounting mismatches, we mostly hedge with amortised cost
financial instruments or hedge-accounted derivatives. However, bonds measured at fair value through other comprehensive income are also used. We utilise a combination of economic value and earnings-based measures to help manage IRRBB effectively. These measures are used to assess IRRBB across the banking book,
supporting the overall monitoring against risk appetite. They include:
–Banking net interest income (‘banking NII’) sensitivity; and
–Economic value of equity (‘EVE’) sensitivity.
ÑFurther details of HSBC’s risk management of interest rate risk in the banking book can be found in the Group’s Pillar 3 Disclosures at
31 December 2025.

Other Group risks
Non-trading book foreign exchange
exposures
Structural foreign exchange exposures
Structural foreign exchange exposures occur when capital is invested or net assets are held in a foreign operation, such as a subsidiary, associate, joint venture or branch operating in a different currency than the reporting entity. The functional currency of an entity typically aligns with the primary economic environment in which the entity operates.
Exchange differences from these structural exposures are recognised in other comprehensive income. We present our consolidated financial statements in US dollars because the US dollar and linked currencies form the primary currency bloc for our transaction and funding.
Consequently, our consolidated balance sheet is impacted by foreign exchange differences between the US dollar and all the non-US dollar functional currencies of our foreign operations. Our main goal in managing these exposures is to protect our consolidated capital ratios and those of our banking subsidiaries from exchange rate fluctuations.
We employ hedging strategies, such as net investment and economic hedges, when it is capital efficient to do so and within approved limits.
The hedging positions are monitored and rebalanced to manage RWAs or downside risks associated with HSBC’s foreign currency
investments.
ÑFor further details of our structural foreign exchange exposures, see page
196.

HSBC Holdings plc Annual Report on Form 20-F
191

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk
Transactional foreign exchange exposures
Transactional foreign exchange risk stems from day-to-day transactions in the banking book generating profit and loss or fair value through other comprehensive income reserves in a currency different from the entity’s reporting currency. Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and Securities Services and managed within limits, except for minor residual foreign exchange exposure arising from timing differences or for other reasons. Transactional foreign exchange exposure generated through other comprehensive income reserves is managed by Global
Treasury within approved appetite.
HSBC Holdings risk management
As a financial services holding company, HSBC Holdings has limited market risk activities. HSBC Holdings focuses on maintaining sufficient capital resources to support its diverse activities, distributing these resources across businesses, and generating dividend and interest income from its investments. Additionally, it manages operating expenses, provides dividends to shareholders, pays interest to debt capital providers, and ensures a reserve of short-term liquid assets for unexpected situations.
The primary market risks HSBC Holdings is exposed to are banking book interest rate risk and foreign currency risk. These risks stem from short-
term cash balances, funding positions, loans to subsidiaries, investments in long-term assets, financial liabilities and foreign exchange hedges. The objective of HSBC Holdings’ market risk management strategy is to manage volatility in capital resources, cash flows and distributable reserves due to market changes.
To manage interest rate and foreign currency risk from long-term debt,
HSBC Holdings employs interest rate swaps and cross-currency interest rate swaps. Additionally, forward foreign exchange contracts are used to manage structural foreign exchange exposures. Holdings
ALCO oversees market risk in accordance with the company’s risk appetite statement.
ÑFor quantitative disclosures on HSBC Holdings’ interest rate risk in the banking book see page 200.
Pension risk management processes
Our global pensions strategy is to move from defined benefit to defined contribution plans, where local law allows and it is considered competitive to do so. Our most significant defined benefit plans have been closed to new members for years, and many (including the largest plan in the UK) are also closed to future accrual.
In defined contribution pension plans, the contributions that HSBC is required to make are known, while the final pension benefits depend on investment returns from employee selected options. While the market risk of defined contribution plans is minimal for HSBC, operational and reputational risks remain.
In defined benefit pension plans, the level of pension benefit is known, but HSBC’s contribution levels can fluctuate due to a number of risks, including:
–investments delivering a return below the level required to provide the projected plan benefits;
–economic environment downturns causing asset value reductions
(both equity and debt);
–changes in interest rates or inflation expectations, causing an increase in the value of plan liabilities; and
–plan members living longer than expected (longevity risk).
Pension risk is assessed using an economic capital model that takes into account potential variations in these factors. The impact of these variations on both pension assets and pension liabilities is assessed using a one-in-200-year stress test. Scenario analysis and other stress tests are also used to support pension risk management, including the review of de-risking opportunities.
To fund the benefits associated with defined benefit plans, sponsoring
Group companies, and in some instances employees, make regular contributions based on actuarial advice and fiduciary consultations.
Contributions ensure that there are sufficient funds to meet the cost of the accruing benefits for the future service of active members, with higher contributions required when plan assets are considered insufficient to cover the existing pension liabilities. Contribution rates are revised annually or once every three years, depending on the plan.
The defined benefit plans invest in a range of investments designed to limit the risk of assets failing to meet a plan’s liabilities. Any changes in expected returns may change future contribution requirements. Asset allocations are strategically set, with benchmarks reviewed every three to five years.
In addition, some of the Group’s pension plans hold longevity swap contracts, offering long-term protection against increased costs from longer than expected lifespans. Notably, the HSBC Bank (UK) Pension
Scheme covers approximately 50% of the plan’s pensioner liabilities with such swaps.

Capital risk in 2025
Capital overview

Capital and liquidity adequacy metrics
	At
	31 Dec 2025	31 Dec 2024
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	687.0	657.9
Counterparty credit risk	42.4	37.7
Market risk	38.5	36.2
Operational risk	120.7	106.5
Total RWAs	888.6	838.3
Capital on a transitional basis ($bn)
Common equity tier 1 capital	132.6	124.9
Tier 1 capital	153.4	144.1
Total capital	182.4	172.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.9	14.9
Tier 1 ratio	17.3	17.2
Total capital ratio	20.5	20.6
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	132.6	124.9
Tier 1 capital	153.4	144.1
Total capital	182.4	168.5
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.9	14.9
Tier 1 ratio	17.3	17.2
Total capital ratio	20.5	20.1
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	702.1	649.2
Total net cash outflow ($bn)	512.1	470.7
LCR (%)	137	138
Net stable funding ratio (‘NSFR’)
Total available stable funding ($bn)	1,621.0	1,523.4
Total required stable funding ($bn)	1,133.3	1,064.5
NSFR (%)	143	143
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
Effective 1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering
provisions on 28 June 2025. Accordingly, our current period capital figures are the same on both the transitional and end-point basis.
The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of the four preceding quarters.
Regulatory numbers and ratios are presented as at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

HSBC Holdings plc Annual Report on Form 20-F
192

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk

Own funds disclosure
(Table audited)		At
		31 Dec 2025	31 Dec 2024
Ref*		$m	$m
	Common equity tier 1 capital: instruments and reserves
1	Capital instruments and the related share premium accounts	8,699	22,378
	– ordinary shares	8,699	22,378
2	Retained earnings	152,936	138,959
3	Accumulated other comprehensive income (and other reserves)	(27)	(8,410)
5	Minority interests (amount allowed in consolidated CET1)	3,303	3,960
5a	Independently reviewed net profits net of any foreseeable charge or dividend	8,076	7,184
6	Common equity tier 1 capital before regulatory adjustments	172,987	164,071
28	Total regulatory adjustments to common equity tier 1	(40,394)	(39,160)
29	Common equity tier 1 capital	132,593	124,911
36	Additional tier 1 capital before regulatory adjustments	20,874	19,286
43	Total regulatory adjustments to additional tier 1 capital	(70)	(70)
44	Additional tier 1 capital	20,804	19,216
45	Tier 1 capital	153,397	144,127
51	Tier 2 capital before regulatory adjustments	30,167	29,334
57	Total regulatory adjustments to tier 2 capital	(1,193)	(1,075)
58	Tier 2 capital	28,974	28,259
59	Total capital	182,371	172,386
*The references identify lines prescribed in the PRA template, which are applicable and where there is a value.
At 31 December 2025, our CET1 capital ratio remained at 14.9%, unchanged from 31 December 2024. The increase in CET1 capital of
$7.7bn was offset by an increase in RWAs of $50.3bn. The key drivers of the movements within the CET1 ratio during the year were:
–a 0.5 percentage point increase from capital generation, mainly through regulatory profits net of dividends and share buy-backs.
Share buy-backs were paused following the announcement of the privatisation of Hang Seng Bank;
–a 0.1 percentage point increase in the fair value of hold-to-collect-
and-sell debt instruments, following a decrease in yields, and the net impact from foreign exchange fluctuations, partly offset by regulatory deductions;
–a 0.2 percentage point decrease due to the loss on our portfolio of home and certain other loans in France under hold-to-collect-and-
sell, measured at FVOCI in 1Q25, which was partly offset by PRA waivers granted for the exclusion of operational risk RWAs in
2Q25; and
–a 0.4 percentage point decrease due to an increase in RWAs, mainly driven by organic balance sheet growth.
Our Pillar 2A requirement at 31 December 2025, as per the PRA’s
Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.5% of RWAs, of which 1.4% must be met by
CET1. Throughout 2025, we complied with the PRA’s regulatory capital adequacy requirement.
Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	114.5	130.3	282.3	71.5	88.4	687.0
Counterparty credit risk	0.1	0.1	40.2	0.8	1.2	42.4
Market risk	0.7	—	24.4	0.3	13.1	38.5
Operational risk	24.3	22.5	61.8	17.3	(5.2)	120.7
At 31 Dec 2025	139.6	152.9	408.7	89.9	97.5	888.6
At 31 Dec 2024	143.7	133.5	388.0	85.7	87.4	838.3

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra- Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	133.5	73.8	319.1	18.8	58.6	25.1	46.9	11.2	687.0
Counterparty credit risk	0.3	23.9	10.3	0.9	4.3	0.7	2.0	—	42.4
Market risk[2]	0.1	24.9	18.9	2.4	2.8	0.6	2.1	6.7	38.5
Operational risk	24.1	23.4	63.5	5.1	8.3	6.1	6.0	(15.8)	120.7
At 31 Dec 2025	158.0	146.0	411.8	27.2	74.0	32.5	57.0	2.1	888.6
At 31 Dec 2024	138.3	137.6	402.8	26.6	74.4	29.7	50.7	(0.6)	838.3
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

HSBC Holdings plc Annual Report on Form 20-F
193

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc[2]	The Hongkong and Shanghai Banking Corporation Limited[2]	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2025	138.1	111.5	379.8	24.5	71.7	29.2	49.4	(2.1)	36.2	838.3
Asset size	15.9	2.1	13.3	1.1	2.5	(1.1)	6.7	(2.8)	2.2	39.9
Asset quality	1.1	0.9	1.8	(0.6)	(2.5)	(0.1)	(0.1)	—	—	0.5
Model updates	(0.5)	—	(0.5)	(0.1)	(0.3)	—	—	—	—	(1.4)
Methodology and policy	(6.1)	1.6	(8.2)	(0.1)	(0.3)	0.2	0.1	1.1	0.1	(11.6)
Acquisitions and disposals[2]	—	(3.4)	1.5	(0.1)	—	—	(1.5)	(1.0)	—	(4.5)
Foreign exchange movements[3]	9.4	8.4	5.2	0.1	0.1	3.7	0.3	0.2	—	27.4
Total RWA movement	19.8	9.6	13.1	0.3	(0.5)	2.7	5.5	(2.5)	2.3	50.3
RWAs at 31 Dec 2025	157.9	121.1	392.9	24.8	71.2	31.9	54.9	(4.6)	38.5	888.6

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk
	Hong Kong	UK	CIB	IWPB[2]	Corporate Centre[2]	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2025	142.0	133.5	360.7	85.6	80.3	36.2	838.3
Asset size	0.2	16.0	13.9	2.5	5.1	2.2	39.9
Asset quality	(0.4)	0.8	(0.2)	(0.1)	0.4	—	0.5
Model updates	0.2	(0.5)	(1.1)	—	—	—	(1.4)
Methodology and policy	(3.7)	(6.1)	(0.6)	0.1	(1.4)	0.1	(11.6)
Acquisitions and disposals[2]	—	—	(1.0)	(2.4)	(1.1)	—	(4.5)
Foreign exchange movements[3]	0.6	9.2	12.6	3.9	1.1	—	27.4
Total RWA movement	(3.1)	19.4	23.6	4.0	4.1	2.3	50.3
RWAs at 31 Dec 2025	138.9	152.9	384.3	89.6	84.4	38.5	888.6
1Balances are on a third-party Group consolidated basis.
2Includes changes in the allocation of $1.5bn significant investment RWAs from HSBC Bank plc to The Hongkong and Shanghai Banking Corporation Limited,
following the disposal of the French life insurance business.
3Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
RWAs increased by $50.3bn during the year, mainly due to asset size movements of $39.9bn and foreign currency translation differences of
$27.4bn, which were partly offset by methodology and policy changes of $11.6bn and strategic disposals of $4.5bn.
Asset size
Asset size RWAs increased by $39.9bn, of which $26.1bn related to credit risk asset size, largely driven by corporate lending in our UK and
CIB businesses, and in SAB within Corporate Centre.
Additionally, there was an $11.6bn rise in operational risk RWAs driven by higher average income across our business segments.
Market risk RWAs increased by $2.2bn, mainly as a result of higher structural foreign exchange exposures of $5.7bn, to hedge the anticipated impact of the Hang Seng Bank privatisation, which was partly offset by lower stressed value at risk (‘SVaR’) of $3bn due to an improved risk profile in the rates portfolio.
Asset quality
The marginal $0.5bn increase in RWAs was mainly driven by
unfavourable credit risk migrations, which were largely offset by increased credit risk mitigation in our Hong Kong and CIB businesses.
This included an increase due to portfolio mix changes in our UK business.
Model updates
The decrease of $1.4bn in RWAs was primarily driven by the
recalibration of post-model adjustments to address wholesale internal-
ratings credit risk model limitations, mainly in CIB.
Methodology and policy
The $11.6bn decrease in RWAs was primarily due to credit risk parameter refinements, including methodology changes to our
undrawn exposures within the UK and CIB businesses; and a UK transaction where some credit risk was transferred to a third party.
Acquisitions and disposals
RWAs decreased by $4.5bn, due to the PRA waiver granted in 2025 for the exclusion of operational risk RWAs previously associated with the sale of our retail banking operations in France and the disposal of our business in Argentina. Additionally, we sold the ADRs in Grupo
Financiero Galicia that we received as purchase consideration from the sale of our business in Argentina. A further decrease resulted from the sale of our French retained portfolio of home and certain other loans.
Leverage ratio

	At
	31 Dec 2025	31 Dec 2024
	$bn	$bn
Tier 1 capital (leverage)	153.4	144.1
Total leverage ratio exposure	2,877.1	2,571.1
	%	%
Leverage ratio	5.3	5.6
Our leverage ratio was 5.3% at 31 December 2025, down from 5.6%
at 31 December 2024. The increase in the leverage exposures led to a
0.6 percentage points fall in the leverage ratio, which was partly offset by higher tier 1 capital of 0.3 percentage points.The change in leverage exposure was driven by 0.4 percentage points increase due to growth in the balance sheet and by a 0.2 percentage points increase from foreign currency translation differences.
At 31 December 2025, our UK minimum leverage ratio requirement was 3.25%, with an additional buffer of 0.9% - comprising a 0.7%
additional leverage ratio buffer and a 0.2% countercyclical leverage ratio buffer. These buffers translated into capital values of $20.1bn and
$5.8bn, respectively. We exceeded these leverage requirements throughout 2025.

HSBC Holdings plc Annual Report on Form 20-F
194

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management.
ÑFor further details, see our Pillar 3 Disclosures at 31 December 2025, which is published at www.hsbc.com/investors.
Liquidity and funding risk in 2025
Liquidity metrics
At 31 December 2025, all of the Group’s material operating entities were above the required regulatory minimum liquidity and funding levels. Each entity maintains sufficient unencumbered liquid assets to comply with internal and local regulatory requirements. Each entity maintains a sufficient stable funding profile and is assessed using the
NSFR or other appropriate metrics.
In addition to regulatory metrics, we use a wide set of measures to manage our liquidity and funding profile.
The Group liquidity and funding position on an average basis is analysed in the following sections.

Operating entities’ liquidity
	At 31 Dec 2025
	LCR[1]	HQLA	Net outflows	NSFR[1]
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[2]	175	124	71	146
HSBC Bank plc (non-ring-fenced bank)[3]	148	145	99	114
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[4,6]	189	170	90	125
HSBC Singapore[5]	228	37	16	168
Hang Seng Bank	322	64	20	184
HSBC Bank China	203	26	13	153
HSBC Bank USA	167	84	50	129
HSBC Continental Europe	147	100	68	148
HSBC Bank Middle East Ltd – UAE branch	232	16	7	152
HSBC Mexico	166	9	5	110

	At 31 Dec 2024
HSBC UK Bank plc (ring-fenced bank)[2]	190	117	61	154
HSBC Bank plc (non-ring-fenced bank)[3]	148	138	93	115
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[4]	191	145	76	124
HSBC Singapore[5]	287	32	11	184
Hang Seng Bank	299	57	19	174
HSBC Bank China	191	27	14	147
HSBC Bank USA	167	80	48	127
HSBC Continental Europe	149	82	55	139
HSBC Bank Middle East Ltd – UAE branch	251	14	6	151
HSBC Mexico	164	9	6	125
1The LCR and NSFR ratios presented in the above table are based on average values. The LCR is the average of the preceding 12 months. The NSFR is the average of the preceding four quarters. LCR details are based on local regulations wherever applicable except the LCR for our UAE branch, which is reported on a PRA basis. NSFR details are reported based on the PRA’s NSFR rules.
2HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises four legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services plc, HSBC
Private Bank (UK) Ltd and HSBC Innovation Bank Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the
PRA.
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
6In 4Q25, The Hongkong and Shanghai Banking Corporation – Hong Kong branch segregated $16.6bn of Level 1 high-quality liquid assets towards funding the privatisation of Hang Seng Bank. These assets were excluded from the liquid asset buffer for the purpose of LCR reporting and reduced the entity’s local LCR by c. 5.5% on an average basis.
Consolidated liquidity metrics
Net stable funding ratio
We manage funding risk based on the PRA’s NSFR rules. The Group’s
NSFR at 31 December 2025, calculated from the average of the four preceding quarters, was 143%.

	At
	31 Dec 2025	30 Jun 2025	31 Dec 2024
	$bn	$bn	$bn
Total available stable funding ($bn)	1,621	1,572	1,523
Total required stable funding ($bn)	1,133	1,083	1,064
NSFR ratio (%)	143	145	143
Liquidity coverage ratio
At 31 December 2025, the average high-quality liquid assets (‘HQLA‘)
held at entity level amounted to $862bn (31 December 2024: $790bn).
The Group consolidation methodology includes a deduction to
reflect the impact of limitations in the transferability of entity liquidity around the Group. That resulted in an adjustment of $160bn to LCR
HQLA and $5bn to LCR inflows on an average basis.

	At1
	31 Dec 2025	30 Jun 2025	31 Dec 2024
	$bn	$bn	$bn
High-quality liquid assets (in entities)	862	833	790
Group LCR HQLA	702	678	649
Net outflows	512	486	471
Liquidity coverage ratio (%)	137	140	138
Adjustment for transfer restrictions[2]	(165)	(161)	(147)
1Group LCR numbers above are based on average values. The LCR is the average of the preceding 12 months.
2This includes adjustments made to high-quality liquid assets and inflows in entities to reflect liquidity transfer restrictions.

HSBC Holdings plc Annual Report on Form 20-F
195

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk
Liquid assets
After the $160bn deduction, the average Group LCR HQLA of $702bn (31 December 2024: $649bn) was held in a range of asset classes and currencies. Of these, 97% were eligible as Level 1 (31 December 2024: 95%). The following tables reflect the composition of the average liquidity pool by asset type and currency at 31 December 2025.

Liquidity pool by asset type[1]
	Liquidity pool	Level 1[2]	Level 2[2]
	$bn	$bn	$bn
Cash and balance at central bank	248	248	—
Central and local government bonds	413	401	12
Regional government public sector entities	2	2	—
International organisation and multilateral developments banks	29	29	—
Covered bonds	7	2	5
Other	3	—	3
Total at 31 Dec 2025	702	682	20
Total at 31 Dec 2024	649	615	34
1Group liquid assets numbers are based on average values.
2As defined in the PRA Rulebook, Level 1 assets means ‘assets of extremely high liquidity and credit quality’, and Level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 31 Dec 2025	232	170	136	43	121	702
Liquidity pool at 31 Dec 2024	196	170	113	47	123	649
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.
Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue secured and unsecured wholesale securities to supplement customer deposits, meet regulatory obligations and seek to ensure that we maintain a diversified funding profile through a balanced mix of currencies, maturities and locations of our liabilities. The following
‘Funding sources’ and ‘Funding uses’ tables provide a view of how our consolidated balance sheet is funded. In practice, all the principal operating entities are required to manage liquidity and funding risk on a stand-alone basis.
The tables analyse our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
The funding risk management framework seeks to ensure operating entities maintain a diversified funding profile defined in their funding plans which are taken through regular governance, in line with globally consistent policies and standards. Diversification is achieved through a balanced mix of funding sources, tenors, currencies and geographies, seeking to mitigate concentration risks and to avoid extraordinary reliance on central banks or intra-group funding support. The framework requires entities to have policies, processes and controls for monitoring and managing funding by tenors and sources, supported by governance of limits. Entities also model cashflows from maturing short-term debts within the internal liquidity monitoring to help ensure sufficient liquidity is maintained to meet the maturing debt obligations.

Funding sources
(Audited)
	2025	2024
	$m	$m
Customer accounts	1,786,828	1,654,955
Deposits by banks	97,952	73,997
Repurchase agreements – non-trading	204,974	180,880
Debt securities in issue	99,675	105,785
Cash collateral, margin, settlement accounts and items in course of transmission to other banks	91,087	82,732
Liabilities of disposal groups held for sale	23,382	29,011
Subordinated liabilities	28,406	25,958
Financial liabilities designated at fair value	158,456	138,727
Insurance contract liabilities	122,955	107,629
Trading liabilities	72,122	65,982
– repos	13,113	14,806
– stock lending	6,250	3,525
– other trading liabilities	52,759	47,651
Total equity	205,666	192,273
Other balance sheet liabilities	341,531	359,119
At 31 Dec	3,233,034	3,017,048

Funding uses
(Audited)
	2025	2024
	$m	$m
Loans and advances to customers	988,399	930,658
Loans and advances to banks	108,462	102,039
Reverse repurchase agreements – non-trading	298,392	252,549
Cash collateral, margin, settlement accounts and items in course of collection from other banks	87,667	78,538
Assets held for sale	11,115	27,234
Trading assets	366,153	314,842
– reverse repos	18,449	16,823
– stock borrowing	14,947	8,374
– other trading assets	332,757	289,645
Financial investments	567,211	493,166
Cash and balances with central banks	242,859	267,674
Other balance sheet assets	562,776	550,348
At 31 Dec	3,233,034	3,017,048

HSBC Holdings plc Annual Report on Form 20-F
196

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk
Wholesale term debt maturity profile
The maturity profile of our wholesale term debt obligations is set out in the following table. The balances in the table are not directly comparable with those in the consolidated balance sheet because the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

Wholesale funding cash flows payable by HSBC under financial liabilities by remaining contractual maturities[1]
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt securities issued	14,531	12,338	14,004	7,561	8,780	26,365	70,542	65,835	219,956
– unsecured CDs and CP	5,729	4,484	6,781	4,211	5,198	1,855	999	570	29,827
– unsecured senior MTNs	5,835	6,262	5,020	1,853	1,416	17,953	52,645	53,455	144,439
– unsecured senior structured notes	2,459	1,060	2,037	1,150	1,739	5,572	11,145	9,164	34,326
– secured covered bonds	—	—	—	—	—	671	1,550	—	2,221
– secured asset-backed commercial paper	486	—	—	—	—	—	—	—	486
– secured ABS	22	43	62	58	338	201	693	1,401	2,818
– others	—	489	104	289	89	113	3,510	1,245	5,839
Subordinated liabilities	—	—	—	—	892	874	2,049	34,541	38,356
– subordinated debt securities	—	—	—	—	892	874	2,049	33,602	37,417
– preferred securities	—	—	—	—	—	—	—	939	939
At 31 Dec 2025	14,531	12,338	14,004	7,561	9,672	27,239	72,591	100,376	258,312

Debt securities issued	14,260	15,011	13,841	10,235	11,644	29,639	62,434	53,814	210,878
– unsecured CDs and CP	5,346	7,803	10,495	6,623	6,829	662	1,787	1,598	41,143
– unsecured senior MTNs	7,528	3,351	1,014	1,269	2,736	21,593	47,236	42,899	127,626
– unsecured senior structured notes	874	1,826	2,258	1,457	1,526	6,055	9,160	6,520	29,676
– secured covered bonds	—	—	—	—	—	—	1,254	—	1,254
– secured asset-backed commercial paper	488	—	—	—	—	—	—	—	488
– secured ABS	24	47	67	64	61	664	520	864	2,311
– others	—	1,984	7	822	492	665	2,477	1,933	8,380
Subordinated liabilities	—	—	1,737	1,030	—	892	2,694	30,349	36,702
– subordinated debt securities	—	—	1,737	1,030	—	892	2,694	29,471	35,824
– preferred securities	—	—	—	—	—	—	—	878	878
At 31 Dec 2024	14,260	15,011	15,578	11,265	11,644	30,531	65,128	84,163	247,580
1Excludes financial liabilities of disposal groups.

Structural foreign exchange risk in 2025
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangements or associates, together with any associated hedges, the functional currencies of which are currencies other than the US dollar. Exchange differences on structural exposures are usually recognised in ‘other comprehensive income’.

Net structural foreign exchange exposures
	2025
Currency of structural exposure	Net investment in foreign operations (excl non-controlling interest)	Net investment hedges	Structural foreign exchange exposures (pre- economic hedges)	Economic hedges – structural FX hedges[1]	Economic hedges – equity securities (AT1)[2]	Net structural foreign exchange exposures
	$m	$m	$m	$m	$m	$m
Hong Kong dollars	45,486	(5,737)	39,749	(9,905)	—	29,844
Pounds sterling	51,315	(17,254)	34,061	—	(1,341)	32,720
Chinese renminbi	36,084	(7,622)	28,462	(1,078)	—	27,384
Euros	18,017	(4,162)	13,855	—	(1,466)	12,389
Indian rupees	7,747	(3,264)	4,483	—	—	4,483
Mexican pesos	4,873	—	4,873	—	—	4,873
Saudi riyals	5,132	—	5,132	—	—	5,132
UAE dirhams	5,436	(1,176)	4,260	(2,691)	—	1,569
Malaysian ringgit	3,473	(1,727)	1,746	—	—	1,746
Singapore dollars	2,711	(493)	2,218	1,728	(1,770)	2,176
Australian dollars	2,367	—	2,367	—	—	2,367
Taiwanese dollars	2,473	(1,387)	1,086	—	—	1,086
Indonesian rupiah	1,561	(501)	1,060	(98)	—	962
Swiss francs	1,549	(617)	932	(248)	—	684
Korean won	1,326	(856)	470	—	—	470
Thai baht	1,048	(757)	291	—	—	291
Egyptian pound	1,125	—	1,125	—	—	1,125
Qatari rial	736	(172)	564	(299)	—	265
Vietnamese dong	767	—	767	—	—	767
Others, each less than $700m	4,692	(658)	4,034	—	—	4,034
At 31 Dec	197,918	(46,383)	151,535	(12,591)	(4,577)	134,367

HSBC Holdings plc Annual Report on Form 20-F
197

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk

Net structural foreign exchange exposures (continued)
	2024
Currency of structural exposure	Net investment in foreign operations (excl non-controlling interest)	Net investment hedges	Structural foreign exchange exposures (pre- economic hedges)	Economic hedges – structural FX hedges[1]	Economic hedges – equity securities (AT1)[2]	Net structural foreign exchange exposures
	$m	$m	$m	$m	$m	$m
Hong Kong dollars	40,106	(5,841)	34,265	(9,861)	—	24,404
Pounds sterling	46,462	(15,024)	31,438	—	(1,254)	30,184
Chinese renminbi	35,032	(4,725)	30,307	(1,080)	—	29,227
Euros	17,391	(2,013)	15,378	—	(1,297)	14,081
Indian rupees	7,056	(1,973)	5,083	—	—	5,083
Mexican pesos	3,991	—	3,991	—	—	3,991
Saudi riyals	4,675	—	4,675	—	—	4,675
UAE dirhams	5,264	(893)	4,371	(2,543)	—	1,828
Malaysian ringgit	3,036	—	3,036	—	—	3,036
Singapore dollars	2,405	—	2,405	1,092	(1,089)	2,408
Australian dollars	2,126	—	2,126	—	—	2,126
Taiwanese dollars	2,199	(1,015)	1,184	—	—	1,184
Indonesian rupiah	1,541	(533)	1,008	—	—	1,008
Swiss francs	1,096	(541)	555	—	—	555
Korean won	1,204	(756)	448	—	—	448
Thai baht	976	(460)	516	—	—	516
Egyptian pound	891	—	891	—	—	891
Qatari rial	728	(97)	631	(299)	—	332
Vietnamese dong	769	—	769	—	—	769
Others, each less than $700m	4,370	(463)	3,907	—	—	3,907
At 31 Dec	181,318	(34,334)	146,984	(12,691)	(3,640)	130,653
1Represents hedges that do not qualify as net investment hedges for accounting purposes. The SGD position represents the hedge against our SGD AT1 issuances.
2Represents foreign currency-denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRS Accounting Standards and do not qualify as net investment hedges for accounting purposes. The gain or loss arising from changes in the US dollar value of these instruments is recognised on redemption in retained earnings.
ÑFor a definition of structural foreign exchange exposures, see page 190.

Interest rate risk in the banking book in 2025
Banking net interest income sensitivity
Banking NII sensitivity is the sensitivity of our banking net interest income to interest rate shocks. This metric includes the sensitivity arising from the use of banking book liabilities to fund trading assets, as well as the impacts of vanilla foreign exchange swaps to optimise cash management across the Group. It is aligned with the presentation in the Group’s financial disclosures of banking NII as an alternative performance measure intended to approximate the Group’s banking revenue that is directly impacted by changes in interest rates.
The following tables set out the assessed impact to a hypothetical base case projection of our banking NII under an immediate shock of
100bps to the current market-implied path of interest rates across all currencies on 31 December 2025 (effects in the first, second and third years). For example, Year 3 shows the impact of an immediate rate shock on the banking NII projected for the third year.
The banking NII sensitivities shown represent a hypothetical simulation of the base case banking NII, assuming a static balance sheet
(specifically no assumed migration from current account to term deposits), and no management actions from Global Treasury. This also incorporates the effect of interest rate behaviouralisation, prepayment of mortgages and commercial margins. The sensitivity calculations exclude pensions, insurance exposures, and our interests in
associates.
All forecasted market rates are based on implied forward rates from the reporting date. Customer pricing includes flooring where there are contractual obligations.
As the market and policy rates move, the degree to which these changes are passed on to customers will vary based on several factors, including the absolute level of market interest rates, regulatory and contractual frameworks, and competitive dynamics. To aid
comparability between markets, we have simplified the basis of preparation for our disclosure and have used a 50% pass-on
assumption for major entities on certain interest-bearing deposits. Our asset pass-on assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
An immediate interest rate rise of 100bps would increase projected banking NII by $2.4bn. An immediate interest rate fall of 100bps would decrease projected banking NII by $3.4bn.
The sensitivity of banking NII for the 12 months as at 31 December
2025 increased by $0.3bn in the plus 100bps parallel shock and by
$0.5bn in the minus 100bps parallel shock, when compared with
31 December 2024. The increase in sensitivities was primarily driven by deposit growth and the impact of rate floors due to lower prevailing market rates offset by stabilisation initiatives executed during the year.
ÑFor further details of measurement of interest rate risk in the banking book, see page 190.

HSBC Holdings plc Annual Report on Form 20-F
198

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jan 2026 to Dec 2026 (based on balance sheet at 31 Dec 2025)
+100bps parallel	798	310	351	91	871	2,421
-100bps parallel	(1,184)	(606)	(499)	(129)	(971)	(3,389)
Change in Jan 2025 to Dec 2025 (based on balance sheet at 31 Dec 2024)
+100bps parallel	572	220	219	301	821	2,133
-100bps parallel	(862)	(403)	(353)	(314)	(954)	(2,886)

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 31 Dec 2025)
Year 2 (Jan 2027 to Dec 2027)	(1,327)	(745)	(849)	(223)	(1,331)	(4,475)
Year 3 (Jan 2028 to Dec 2028)	(1,559)	(906)	(1,275)	(274)	(1,499)	(5,513)
Change in banking NII (based on balance sheet at 31 Dec 2024)
Year 2 (Jan 2026 to Dec 2026)	(1,226)	(509)	(563)	(444)	(1,333)	(4,075)
Year 3 (Jan 2027 to Dec 2027)	(1,531)	(550)	(1,022)	(504)	(1,449)	(5,056)
Non-trading portfolios
Value at risk of non-trading portfolios
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities and financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost. The use of value at risk (‘VaR’) is integrated into the market risk management of non-trading portfolios to have a complete picture of risk,
complementing risk sensitivity analysis.
VaR of non-trading portfolios is a technique for estimating potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
Our models predominantly rely on historical simulations incorporating:
–historical market rates and prices, calculated with reference to interest rates, credit spreads and associated volatilities;
–potential market movements derived from data covering the past two years; and
–calculations to a 99% confidence level with a 10-day holding period.
Although a valuable guide to risk, VaR is used for non-trading portfolios with awareness of its limitations. For example:
–Historical data is used to estimate future market movements, and may not cover all potential events, particularly those that are extreme in nature. As the model is calibrated on the last 500 business days, it does not adjust instantly to a change in market regime.
–The 10-day holding period for risk management purposes of non-
trading books is an indication and does not reflect the actual time period needed to hedge or liquidate positions.
–The use of a 99% confidence level does not consider losses that might occur beyond this level of confidence.
Non-trading VaR includes non-trading financial instruments held in portfolios managed by Global Treasury. The management of interest rate risk in the banking book is described further in ‘Banking net interest income sensitivity’ on page 197.
The interest rate risk on the fixed-rate securities issued by HSBC
Holdings is not included in the Group non-trading VaR. The
management of this risk is described on page 200. Insurance
operations were excluded from non-trading VaR as of 30 June 2025 which resulted in an immaterial impact. Details on insurance operations can be found on page 215 and the market risk impact of insurance operations on page 217. Non-trading VaR also excludes the equity risk on securities held at fair value and non-trading book foreign exchange risk.
The weekly levels of total non-trading VaR in 2025 are set out in the graph below.

Weekly VaR (non-trading portfolios), 99% 10 day ($m)

HSBC Holdings plc Annual Report on Form 20-F
199

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk
The Group non-trading VaR for 2025 is shown in the table below.

Non-trading VaR, 99% 10 day
(Audited)
	Interest rate	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m
Balance at 31 Dec 2025	499.6	149.6	(102.5)	546.6
Average	465.2	190.8	(115.8)	540.1
Maximum	575.3	254.6		617.5
Minimum	378.9	93.9		458.0

Balance at 31 Dec 2024	528.4	246.1	(220.7)	553.8
Average	603.7	315.1	(222.9)	695.8
Maximum	1,000.6	369.1		1,097.6
Minimum	292.1	242.4		408.7
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
The VaR for non-trading activity remained stable, decreasing by $7m due to lower historical shocks in our two-year historical window, largely offset by an increase in the duration risk of Global Treasury’s portfolios.
The average portfolio diversification effect between interest rate and credit spread exposure decreased from $223m to $116m, mainly due to higher correlations between the two asset classes. The reduction in credit spread VaR at the end of September was the result of volatile scenarios dropping out of the two-year historical window. Non-trading
VaR is managed and controlled through a limit approved by the Group
Chief Risk and Compliance Officer for HSBC Holdings.
Sensitivity of capital and reserves
The Group holds various portfolios of securities under a hold-to-collect-
and-sell business model, of which the most material is the portfolio of high quality assets held by Global Treasury for contingent liquidity and
NII stabilisation purposes. These portfolios, together with any associated derivatives in designated hedge accounting relationships, are accounted for at fair value through comprehensive income, and changes in mark-to-market value have an impact on CET1. We use a variety of tools, including risk sensitivities and VaR measures, to manage the risk of these portfolios.
The table below measures the sensitivity of our hold-to-collect-and-sell portfolios to an instantaneous 100 basis point increase in interest rates, based on the risk sensitivity of a shift in value for a 1 basis point (‘bps‘)
parallel movement in interest rates.

Sensitivity of hold-to-collect-and-sell reserves to interest rate movements
$m
At 31 Dec 2025
+100 basis point parallel move in all yield curves	(4,424)
As a percentage of total shareholders’ equity	(2.23)%

At 31 Dec 2024
+100 basis point parallel move in all yield curves	(3,433)
As a percentage of total shareholders’ equity	(1.86)%
The increase in the sensitivity of the portfolio during 2025 was mainly driven by an increase in NII stabilisation hedging in line with our strategy. While this hedging has increased the capital sensitivity of the portfolio it has the effect of further dampening the volatility of our banking NII over time and through the cycle. The figures in the table above do not take into account the effects of interest rate convexity.
The portfolio mostly comprises vanilla sovereign bonds in a variety of currencies and the primary risk is interest rate duration risk, although the portfolio also generates asset swap, credit spread and asset spread risks that are managed within appetite as part of our risk management framework. A minus 100bps shock would lead to an approximately symmetrical gain.
Alongside our monitoring of the hold-to-collect-and-sell reserve sensitivity, we also monitor the sensitivity of reported cash flow hedging reserves to interest rate movements annually by
assessing the expected reduction in the valuation of cash flow hedges due to an instantaneous 100bps increase in all yield curves.
The sensitivity is indicative and based on a simplified scenario.
The following table details the sensitivity of our cash flow hedging reserve which remained stable compared with 31 December 2024 and continued to be mainly driven by our NII stabilisation activity. Our exposure to fixed rate pound sterling hedges continued to be the largest in size followed by Hong Kong dollar and United States dollar hedges. A minus 100bps shock would lead to a largely symmetrical gain.

Sensitivity of cash flow hedging reported reserves to interest rate movements
$m
At 31 Dec 2025
+100 basis point parallel move in all yield curves	(4,438)
As a percentage of total shareholders’ equity	(2.24)%

At 31 Dec 2024
+100 basis point parallel move in all yield curves	(4,496)
As a percentage of total shareholders’ equity	(2.43)%
Third-party assets in Markets Treasury
Third-party assets in Markets Treasury increased by 6% compared with
31 December 2024. The net increase of $55bn is partly reflective of higher commercial surpluses during the year, with the increase of
$68bn in ‘Financial investments’ and the decrease of $25bn in ‘Cash and balances at central banks’ largely driven by NII stabilisation activity.

HSBC Holdings plc Annual Report on Form 20-F
200

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Treasury risk

Third-party assets in Markets Treasury
	2025	2024
	$m	$m
Cash and balances at central banks	236,259	261,284
Trading assets	(8)	163
Loans and advances:
– to banks	66,614	66,518
– to customers	1,113	743
Reverse repurchase agreements	58,191	47,812
Financial investments	533,519	465,123
Other	12,774	12,232
At 31 Dec	908,462	853,875
Defined benefit pension plans
Market risk arises within our defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows.
ÑFor details of our defined benefit plans, including asset allocation, see Note
5 on the financial statements, and for pension risk management, see page
191.
Additional market risk measures
applicable only to the parent company
HSBC Holdings monitors and manages foreign exchange risk and interest rate risk. In order to manage interest rate risk, HSBC Holdings uses the projected sensitivity of its NII to future changes in yield curves.
Foreign exchange risk
HSBC Holdings’ foreign exchange exposures derive almost entirely from the execution of structural foreign exchange hedges on behalf of the Group. At 31 December 2025, HSBC Holdings had forward foreign exchange contracts of $34.4bn (2024: $33.9bn) to manage the Group’s structural foreign exchange exposures.
ÑFor further details of our Group structural foreign exchange exposures, see page 196.
Sensitivity of banking net interest income
Banking NII sensitivity is the assessed impact to a hypothetical base case projection of our banking NII under an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 31 December 2025.
Banking NII sensitivity includes the impact of AT1 instruments as well as vanilla foreign exchange swaps to optimise cash management, with the assumption of a static balance sheet and no management actions from Global Treasury. The sensitivity assumes that any issuance where
HSBC Holdings has an option to redeem at a future call date is called at that date.
An immediate interest rate rise of 100bps would decrease projected banking NII for the 12 months to 31 December 2026 by $163m.
Conversely, an immediate fall of 100bps would increase projected banking NII for the 12 months to 31 December 2026 by $163m. This compares with the prior year sensitivities for the 12 months to
31 December 2025 of a $156m decrease, and a $156m increase,
respectively.
Overall the banking NII sensitivity is mainly driven by interest rate sensitive liabilities funding equity (non-interest bearing) investments in subsidiaries.

Market risk
ÑSee page 138 for our definition of Market risk.
Market risk arises from both trading portfolios and non-trading portfolios. Trading portfolios comprise positions held for client servicing and market-making, with the intention of short-term resale and/or to hedge risks resulting from such positions.
ÑFor further details of market risk in non-trading portfolios, see page 198.

Market risk management
Governance and structure
The following table summarises the main business areas where trading market risks reside and the market risk measures used to monitor and limit exposures.

Risk types	Trading risk
–Foreign exchange and commodities –Interest rates –Credit spreads –Equities
Global business	CIB
Risk measure	Value at risk | Sensitivity | Stress testing
The objective of our risk management policies and measurement techniques is to manage and control market risk exposures through prudent oversight, to ensure that our market risk profile aligns with our established risk appetite and strategic objectives.
Market risk is managed and controlled through limits approved by the
Group’s senior management. These limits are allocated across business lines and to the Group’s legal entities. Each major operating entity has an independent market risk management and control sub-
function, which is responsible for measuring, monitoring and reporting market risk exposures against limits on a daily basis. Each operating entity is required to assess the market risks arising in its business and to transfer them either to its local Markets and Securities Services or
Markets Treasury unit for management, or to separate books managed under the supervision of the local ALCO. The Traded Risk function enforces the controls around trading in permissible instruments approved for each site as well as changes that follow the approval of new products. Traded Risk also restricts trading in the more complex derivative products to only those offices with appropriate levels of product expertise and control systems.
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
other factors.

HSBC Holdings plc Annual Report on Form 20-F
201

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Market risk
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
During 2025, the Group experienced one back-testing exception against hypothetical losses. This exception was mainly driven by heightened market volatility observed after tariff policy
announcements, with equity volatilities and credit spreads as the main contributing risk factors.

Key developments in 2025
There were no material changes to our policies and practices for the management of market risk in 2025.
We continued to manage market risk prudently during 2025. Market risk was managed using a complementary set of risk measures and limits, including stress testing and scenario analysis. Main sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. We employed stress testing tools to assess a range of geopolitical and technical scenarios that were relevant during the year.

Trading portfolios
Value at risk of the trading portfolios
Trading VaR is predominantly generated by Markets and Securities
Services. As of 31 December 2025, Trading VaR stood at $38.9m, a small increase compared with $38.3m as of 31 December 2024. At the end of December 2025, Trading VaR was mainly driven by exposures to foreign exchange and interest rate risk factors from the Global
Foreign Exchange business line to facilitate client-driven activity.
Trading VaR peaked at $57.1m in January 2025, driven by exposures to
US dollar interest rates. Trading VaR reduced during the rest of 2025 mainly as a result of some volatile interest rate scenarios rolling off the
VaR scenario window.

HSBC Holdings plc Annual Report on Form 20-F
202

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Market risk
The daily levels of total trading VaR during 2025 are set out in the graph below.

Daily VaR (trading portfolios), 99% 1 day ($m)
The Group trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day[1]
(Audited)	At 31 Dec 2025						At 31 Dec 2024
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total[2]	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance	13.9	18.9	17.1	8.5	(19.5)	38.9	14.6	34.9	16.3	8.2	(35.7)	38.3
Average	13.6	27.5	16.3	10.1	(29.1)	38.5	15.2	48.3	14.8	9.9	(35.1)	53.1
Maximum	26.9	54.9	24.6	17.9		57.1	29.8	78.1	20.5	13.1		83.3
Minimum	6.2	17.1	12.3	6.4		27.3	6.9	24.8	12.7	6.6		37.0
1See page 199 for our definition of ‘Portfolio diversification’.
2The total VaR is non-additive across risk types due to diversification effects.
The table below shows trading VaR at a 99% confidence level
compared with trading VaR at a 95% confidence level at
31 December 2025. This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day
	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Balance at 31 Dec 2025	38.9	21.0
Average	38.5	23.3
Maximum	57.1	31.4
Minimum	27.3	18.1

Balance at 31 Dec 2024	38.3	23.4
Average	53.1	33.0
Maximum	83.3	48.9
Minimum	37.0	22.0
Market risk balance sheet linkages
The following balance sheet lines in the Group’s consolidated position are subject to market risk:
Trading assets and liabilities
The Group’s trading assets and liabilities are in almost all cases originated by CIB. Other than a limited number of exceptions, these assets and liabilities are treated as traded risk for the purposes of market risk management. The exceptions primarily arise in the Banking business, where the short-term acquisition and disposal of assets is linked to other non-trading-related activities, such as loan origination.
Derivative assets and liabilities
We undertake derivative activity for three primary purposes: to create risk management solutions for clients, to manage the portfolio risks arising from client business, and to manage and hedge our own risks.
Most of our derivative exposures arise from sales and trading activities within CIB. The assets and liabilities included in trading VaR give rise to a large proportion of the income included in net income from financial instruments held for trading or managed on a fair value basis.
Adjustments to trading income such as valuation adjustments are not measured by the trading VaR model.
ÑFor information on the accounting policies applied to financial instruments at fair value, see Note 1.2 on the financial statements.

HSBC Holdings plc Annual Report on Form 20-F
203

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Climate risk

TCFD
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
We continue to identify a thematic issue related to climate risk that could manifest as reputational, regulatory compliance, and litigation risks: the risk of greenwashing. This risk arises from knowingly or unknowingly making inaccurate, unclear, misleading or unsubstantiated claims regarding sustainability to our stakeholders.
Net zero alignment risk had previously been identified as a thematic issue and is now replaced and managed within the new risk type, sustainability execution risk.
ÑSee page 138 for our definition of climate risk.

Approach
We acknowledge that the physical effects of climate change and the shift towards a net zero economy may pose substantial financial risks to companies, investors, and the financial system. HSBC may
encounter climate risks directly or indirectly through our customer relationships, potentially leading to both financial and non-financial consequences.
Our climate risk approach aims to effectively manage the material risks that could impact our operations, financial performance and stability, and reputation. It is informed by the evolving expectations of our regulators and is aligned to our Group-wide risk management
framework, which sets out how we identify, assess and manage our risks across our three lines of defence.
We continue to work to enhance our climate risk capabilities across our businesses by prioritising sectors, portfolios and counterparties with the highest impacts. Recognising this as a long-term iterative process, we aim to expand our coverage and integrate more advanced data, climate analytics, frameworks and tools, while adapting to emerging industry best practices and climate-related regulations.
We regularly reflect on the evolving nature of financial and non-financial climate risks in the real world to improve the integration of climate risk factors into strategic planning, transactions, and decision-making across our operations. Our current processes for managing climate and sustainability-related targets, net zero transition plans, and climate strategy include conducting impact assessments of HSBC's M&A activities.
The tables below provide an overview of the risk drivers and thematic issue considered within HSBC’s climate risk approach.

Climate risk – risk drivers
		Details	Potential impacts	Time horizons
Physical	Acute	Increased frequency and severity of weather events causing disruption to business operations.
–Decreased real estate
values or stranded assets.
–Decreased household
income and wealth.
–Increased costs of legal
and compliance.
–Increased public scrutiny.
–Decreased profitability.
–Lower asset performance.
Short-term Medium-term Long-term
	Chronic	Longer-term shifts in climate patterns (e.g. sustained higher temperatures, sea level rise, shifting monsoons or chronic heat waves).
Transition	Policy and legal	Mandates for, and regulation of products, and services and/or policy support for low-carbon alternatives. Litigation from parties who have suffered loss and damage from climate impacts.
	Technology	Replacement of existing products with lower emissions options.
	End-demand (market)	Changing consumer demand from individuals and corporates.
	Reputational	Increased scrutiny following a change in stakeholder perceptions of climate-related action or inaction, and diverging national and political agendas.

Climate risk – thematic issue
Risk of greenwashing	Firm	Making inaccurate, unclear, misleading or unsubstantiated claims in relation to our sustainability ambitions, targets and commitments, as well as the reporting of our performance towards them.
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

Our annual climate risk materiality assessment helps us to understand how climate risk may impact across HSBC’s risk taxonomy. It
assesses the type of impact, likelihood and severity over a 12-month period, and also considers forward-looking risk impacts.
It is used to support policy, control enhancements, and scenario analysis. For further details of scenario analysis and the definition of the time horizons used for assessing potential risks, see page 206.

Climate risk drivers	Credit risk	Traded risk	Reputational risk	Regulatory compliance risk	Resilience risk	Other financial and non-financial risk types
Physical risk	◆	◆			◆	◆
Transition risk	◆	◆	◆	◆	◆	◆

HSBC Holdings plc Annual Report on Form 20-F
204

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
Climate risk management
Key developments in 2025
We continue to develop our climate risk management capabilities. The following outlines key developments in 2025:
–We have enhanced our approach to managing our financed
emission targets in our wholesale portfolio, through developing portfolio steering capabilities and revenue at risk assessments.
–We enhanced our approach to assessing the impact of climate change on capital, focusing on credit, traded and operational risk.
–We enhanced our internal climate scenario analysis, including through improvements to input data and models. For further details of scenario analysis, see page 206.
–We enhanced our approach to managing and mitigating the risk of greenwashing.
–We revised our climate risk guidelines for relationship managers to further embed climate risk considerations into credit risk
assessments.
While we have made progress, further work remains, including the need to develop additional metrics and tools to measure our exposure to climate-related risks.
Governance and structure
The Board takes overall supervisory responsibility for our ESG strategy, overseeing executive management in developing the approach,
execution and associated reporting.
The Group Chief Risk and Compliance Officer is the senior manager responsible for the management of climate risk under the UK Senior
Managers Regime.
The Group Reputational Risk Committee provides recommendations and advice on significant reputational risk matters with impacts across the Group.
The Environmental Risk Steering Meeting provides oversight of environmental risk and the risk of greenwashing. Equivalent forums have been established at a regional level, and we will continue to develop our approach to governance and oversight.
The Group Risk Management Meeting and the Group Risk Committee
receive updates on our climate risk profile.
ÑFor further details of the Group’s ESG governance structure, see page 57.
Risk appetite
Our climate risk appetite statement forms part of the Group’s risk appetite statement and is approved and overseen by the Board. This supports the business in delivering our net zero ambition effectively and sustainably, and is reviewed annually, or sooner should a breach occur.
Climate risk indicators are reported on a quarterly basis for oversight by the Group Risk Management Meeting and the Group Risk Committee.
Policies, processes and controls
We continue to update and integrate climate risk into policies, processes and controls across many areas of our organisation.
ÑFor further details of how we manage climate risk across our business segments, see page 49.

Embedding our climate risk approach
The below details how we have embedded the management of
climate risk across key risk types. For further details of our internal scenario analysis, see ‘Insights from climate scenario analysis’ on page
206.
Wholesale credit risk
We have metrics in place to monitor the exposure of our wholesale corporate lending portfolio to six high transition risk sectors, as shown in the below table. As at 31 December 2025, the overall exposure to the six high transition risk sectors was 17.5% of the total gross carrying amount of wholesale loans and advances. These disclosures cover the whole of the value chain of the sector. The sector classifications are based on internal HSBC definitions and are applied on a group of counterparties, which can be judgemental in nature. We use publicly available data, as well as internal data and input from subject matter experts to determine the appropriate sector. The sector classifications are subject to ongoing data quality improvements  and continuous enhancement of our processes. The data will continue to be refined in future years.
Our relationship managers engage with our material wholesale customers, including those in higher transition risk sectors, through a transition engagement questionnaire (‘TEQ’). The TEQ covers all geographies, and it helps to gather information and assess our wholesale customers’ business model alignment to a net zero
transition and their exposure to physical and transition risks. We use the responses to the questionnaire to support risk assessments of our material wholesale customers.
Our credit policies require that relationship managers comment on climate risk factors in credit applications for new money requests and annual credit reviews. Our credit policies also require manual credit risk rating overrides if climate is deemed to have a material impact on credit risk under 12 months if not already captured under the original credit risk rating.
In 2025, we continued to develop our approach towards credit risk management, and refine climate risk guidelines for relationship managers to further embed climate risk considerations into credit risk assessments.
Key challenges for further embedding climate risk into credit risk management relate to the availability of adequate physical risk data to assess impacts on our wholesale customers.

HSBC Holdings plc Annual Report on Form 20-F
205

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk

Wholesale loan exposure to high transition risk sectors at 31 December 2025
	Units	Automotive	Chemicals	Construction, Contracting & Building Materials	Metals and mining	Oil and gas	Power and utilities	Total
Wholesale loan exposure[1,2,3,4]	$bn	20	12	19	17	18	25	111
1    Amounts shown in the table also include green and other sustainable finance loans, which support the transition to the net zero economy. The methodology for quantifying our exposure to high transition risk sectors and the transition risk metrics will evolve over time as more data becomes available and is incorporated into our risk management systems and processes. We are aiming to develop the appropriate systems, data and processes to provide enhanced disclosures in future years.
2    Counterparties are allocated to the high transition risk sectors via a two-step approach. Firstly, where the main business of a group of connected counterparties is in a high transition risk sector, all lending to the group is included in one high transition risk sector irrespective of the sector of each individual obligor within the group. Secondly, where the main business of a group of connected counterparties is not in a high transition risk sector, only lending to individual obligors in the high transition risk sectors is included. The main business of a group of connected counterparties is identified by the industry that generates the majority of revenue within a group. Customer revenue data utilised during this allocation process is the most recent and readily available and will not always align to our own reporting period.
3    The six high transition risk sectors make up 17.5% of the total gross carrying amount of wholesale loans and advances to banks and customers of $635bn.
Amounts include assets held for sale.
4    The sectors used to monitor the wholesale corporate lending portfolio set out in the table are different to the scope of sectors we focus on for financed emissions targets and reporting. The latter focus on the most carbon-emissive sectors, and the parts of the value chain where we believe the majority of emissions are produced to help reduce double counting. These sectors are set out within the 'Financed emissions' section on page 41.
Retail credit risk
Climate risk may impact retail credit risk through an increase in credit losses on our global retail mortgage portfolio, primarily due to the impact of physical risk. Our climate scenario analysis conducted over the last two years shows that climate-related risk is not expected to become significant for credit default in the medium term to 2030, due to a relatively low loan-to-value (‘LTV’) profile of properties, their locations and availability of property insurance for our customers.
Property insurance remains a mitigant. However, as climate risk increases, alongside uncertainties of how the insurance market will evolve, impacts are expected to increase over the longer term beyond
2030. Results are considered directional and will evolve over time as our approach continues to mature. Within our mortgage portfolios, properties or areas with potential heightened physical risk are identified and assessed locally with exposure monitored. A reduction in property value, higher insurance costs and insurance availability are potential future negative financial impacts for higher physical risk properties.
Retail mortgage book and relevant 2025
enhancements
The UK and Hong Kong are our most material mortgage markets by exposure, which at December 2025, represented approximately 50%
and approximately 30% respectively of our global mortgage portfolio, with other IWPB markets accounting for the remaining balance.
Analysis conducted over the last two years on the maturity profile of the UK mortgage book shows that the average remaining contractual term is 22.2 years. However, with some customers undertaking refinancing options during this term, the average term of the mortgage in practice is between five and eight years. This means our strategic approach to climate risk needs to consider short-term risk through to long-term forward-looking risk, given that customers may choose to remain with us over the whole life of the loan. We have also performed forward-looking climate scenario analysis on UK, Hong Kong and additional markets, including US and Australia, collectively covering over 90% of our retail portfolio. For further information, see page 209.
We continue to improve our climate risk management approach, including enhancements to our internal climate risk policy in 2025 and associated controls. This includes mandating key risk indicators for physical risk and introducing a climate risk assessment in mortgage decision making. The UK already considers physical risk in relation to flooding and coastal erosion as part of an established mortgage decisioning process, using data sourced from third-party providers.
Hong Kong introduced physical risk considerations into the mortgage origination process during 2025, utilising third-party data.
Physical risk
UK flood data considers present day risk from tidal, river and surface water flooding baselined to 2021. A flood risk rating score of 0-100 is provided, with 100 being the highest risk. Flood risk bands are based on the average annual loss generated using flood hazard frequency, flood depths, and the probability of flooding events occurring. Based on available data, 3.6% of the UK mortgage book by balances is at very high/high risk of flooding. Geographically, our highest risk exposures are Greater London and the South East.
ÑFor the Hong Kong physical risk information, please refer to the scenario analysis section on page 209.
Transition risk
Transition risk for retail mortgages is the risk of potential loss of property value and/or customer financial impairment resulting from the adjustment towards a lower carbon economy. Examples of these impacts include changes in energy prices and evolving government regulation for energy efficiency standards.
For the UK, we monitor the energy performance certificate (‘EPC’)
ratings of individual properties from A (highest efficiency) through to G
(least efficient), as EPCs are commonly used as an indicator of transition risk. All UK rental properties must have a minimum EPC rating of E. We track EPC ratings for both owner occupier (‘OO’) and buy to let (‘BTL’) properties. The ESG data file details the profile of current EPCs. For completeness, where we do not hold a current EPC, we have included expired EPCs. For OO, 85.3% of properties by lending balances hold a valid EPC/expired certificate, of which 41% are
EPC A-C. For BTL, 83.1% of properties by lending balances hold a valid
EPC/expired certificate, of which 60.2% are EPC A-C. We continue to monitor the profile of EPC ratings and closely track evolving government legislation, which will be a key factor in the
decarbonisation of buildings.
ÑFor further details of flood risk, EPC breakdown and the average tenor of our UK retail mortgage portfolio, see our ESG Data Pack at
www.hsbc.com/esg.
Treasury risk
Climate risk may impact Treasury risk through increased regulatory requirements and from changes to customer behaviours, which may result in increased deposit outflows. Climate risk may also impact interest rates and consequently the repricing profile of the balance sheet.
As part of our ICAAP, we assess the impact of climate change on capital, focusing on credit risk, traded risk and operational risk, and perform sensitivity analysis on our Internal Capital Planning Buffer.
As part of our ILAAP, we assess how climate risk could impact the
Group liquidity position.
Pension risk
Climate risk could result in additional costs within our defined benefit pension plans, due to changes in the investment performance of pension plans or through having to meet evolving regulatory
requirements.
Our global policies covering the oversight of pension investments include climate considerations. We also conduct an annual exercise to estimate the exposure of our largest pension plans to climate risk.
Insurance risk
We are improving our ability to perform exploratory assessments of the solvency resilience of our biggest insurance businesses under climate stress scenarios.

HSBC Holdings plc Annual Report on Form 20-F
206

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
Traded risk
Climate risk may result in trading losses due to increases in market volatility and widening spreads from the macro and microeconomic impacts of transition and physical risk. We monitor climate sensitive exposures against regional and global limits in our global and entity mandates, including for vulnerable countries and high-transition risk sectors.
Climate scenarios are included in our stress testing scenario library and run every month to identify the vulnerabilities of the trading book in a climate-stressed context. The scenarios are updated annually in light of the most recent developments in terms of policy and climate events, with exposures and stress testing results reported to global and regional senior management.
Reputational risk
We manage the reputational impact of climate risk through our broader reputational risk framework, which plays a role in managing the risk of greenwashing, and is supported by our sustainability risk policies and metrics.
Our global network of sustainability risk managers provides local policy guidance to relationship managers for the oversight of policy compliance, and in support of implementation across our wholesale banking activities.
ÑFor further details of our sustainability risk policies, see page 49.
ÑFor further details of our approach to reputational risk, see https://
www.hsbc.com/who-we-are/esg-and-responsible-business/managing-risk/
reputational-risk.
Sustainability execution risk
Sustainability execution risk has been formally defined as a new risk type and embedded in our Risk Taxonomy to help identify and
manage the risks around the delivery and execution of our
sustainability ambitions, targets and commitments. Sustainability execution risk enables effective end-to-end risk management through dedicated risk stewardship, monitoring and assessment of controls and emerging risks.
Regulatory compliance risk
Regulatory compliance oversees and supports the business in the management of climate-related risks that could cause breaches of our regulatory duties to customers and inappropriate market conduct. Our policies include sustainability considerations, particularly in relation to new and ongoing product management, sales outcomes, conflicts of interest and product marketing. We continue to enhance the
associated control frameworks, processes and customer outcomes.
Resilience risk
Climate risk may influence resilience risks through impacts on our buildings or through physical and/or transition disruption to third-party supplier relationships.
As part of our Internal Climate Scenarios Analysis (‘ICSA’), we have developed different scenarios to understand the impact of physical climate risk on our properties. For further details, please see page 210.
We continue to review and adapt our resilience risk policies as climate risk requirements evolve.
Model risk
Model risk in a climate-related context refers to the uncertainties and complexities inherent in the modelling of the financial impact translation of climate-related changes and scenarios.
Climate risk models are used for climate scenario analysis, risk management, and emissions reporting among other use cases. Key challenges, shared across the industry, include the quality and consistency of data, and assumptions required to mitigate these inherent model limitations.
Model risk policy and procedures continue to evolve in line with regulation, setting out the minimum control requirements for identifying, measuring and managing model risk for climate-related models.
Financial reporting risk
Climate risk impacts financial reporting risk through increased disclosure requirements.
The scope of financial reporting risk includes oversight of the accuracy and completeness of ESG and climate-related reporting. Our risk appetite statement states that HSBC has no appetite for material errors in ESG disclosures in our key markets, balanced with the evolving requirements and data availability.
In addition, our internal controls incorporate requirements for addressing the risk of misstatement in ESG and climate reporting. To support this, a framework is used to provide guidance on control implementation over ESG and climate reporting and disclosures, which includes areas such as process and data governance, and risk assessment.
Challenges
Key challenges include:
–an increasingly complex and divergent regulatory environment across jurisdictions;
–the diverse range of internal and external data sources and data structures needed for climate-related reporting, which introduces data accuracy and reliability risks;
–industry-wide data gaps on customer emissions and transition plan and methodology gaps, which limit our ability to assess transition risks accurately; and
–data limitations on customer assets and supply chains, and
methodology gaps, which hinder our ability to assess physical risks accurately.
.

Insights from climate scenario analysis
Climate scenario analysis supports our strategy by assessing our potential exposures to risks and vulnerabilities under a range of climate scenarios.
Our exercises focus on areas most vulnerable to climate risks across various business sectors, portfolios, counterparties and our own properties. They serve as forward-looking tools that assess the potential impacts of climate-related risks on our operations, credit portfolio and capital. By simulating the impacts on our customers’
financials and collateral, the analysis provides insights into the long-
term effects that climate risks may have on our balance sheet. While credit risk is the primary focus, we also examine potential impacts upon other principal risk types. For further details about these risks, see ‘Climate risk’ on page 203.
Our Group-wide internal climate scenario analysis exercises are sufficiently diverse to enable key physical and transition risk vulnerabilities to be explored using a wide range of potential climate outcomes. They provide insights that enhance how we understand the various transition and global warming pathways that may unfold, which help to inform how we manage the potential financial implications for our customers and our shareholders.
We have conducted an internal climate scenario analysis exercise annually since 2021. The 2025 exercise supplements bespoke analyses prepared in response to regulatory requirements in various
jurisdictions. It focused on the following time horizons:
–Short-term: 2025-2027 (0-2 years)
–Medium-term: 2028-2030 (3-5 years)
–Long-term: 2031-2040 (6-15 years)
The short- and medium-term horizons align with our internal strategic planning cycle, while the long-term highlights risks beyond that horizon.
The scenario analysis exercise supports our assessment that the Group is well capitalised in relation to the potential risks and challenges posed by climate change. The results are reviewed and endorsed by the
Group Risk Committee.

HSBC Holdings plc Annual Report on Form 20-F
207

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
Climate scenario analysis is an evolving discipline. While we seek continuous methodology enhancement to utilise the latest
developments and best-available data, it remains the case that there are significant limitations and assumptions. As capabilities improve, climate scenario analysis outcomes may change. For further details see
‘Assumptions and limitations’ on page 211.
Our climate scenario analysis approach
Our internal climate scenario analysis exercise used four scenarios designed to examine a range of climate pathways. These are shown in
‘Characteristics of our climate scenarios’ below:
Characteristics of our climate scenarios
                  +Physical Risk                                                                                        Transition Risk+

			Scenarios
			Downside Physical Risk		Severe Climate Stress[2]	Current Commitments		Below 2 Degrees
Scenario outcomes		Scenario narrative	Climate action is limited to currently implemented governmental policies, new decarbonisation policies fail to get introduced leading to significant global warming and physical risk events
An extreme scenario
assessing concurrent
impacts of accelerated
climate policies and severe
physical risk events. It
specifically explores
disorderly climate action that
has been triggered by
physical events leading to a
short sharp economic
recession.

Climate action includes
policies already in place
and governmental
commitments likely to be
implemented. This leads
to a slower-than-required
transition to a net zero
economy reflective of the
current pace of transition.
								A Paris Agreement-aligned scenario that assumes an orderly and gradual rise in the stringency of climate policies over time. Net zero is achieved but after 2050.
		Rise in global temperatures by 2100 (vs pre-industrial levels)	4°C+		N/A	2.6˚C		1.7˚C
		How scenario aligns to RCP[3]	RCP 8.5		N/A	RCP 4.5		RCP 2.6
		Scenario end point	2050		2030	2050		2050
Underlying assumptions based on global averages		Global climate actions	Implemented policies only		Rapid & disorderly transition	Viable pledged policies		Gradually rising stringency of policies
		Assumed pace of technology change and adoption	Slow change		Accelerated progress	Limited progress		Moderate change
		Assumed socioeconomic impact	High		Very high	Moderate		Moderate to high
			2030	2040	2030	2030	2040	2030	2040
		Assumed carbon price ($/tCO2)[1]	18	18	326	29	54	44	81
		Assumed % increase in GDP since 2020	29%	55%	24%	32%	65%	32%	69%
		Assumed % increase in energy usage since 2020	23%	38%	4%	15%	23%	9%	9%
		% renewable energy mix	12%	16%	26%	16%	25%	19%	36%
Scenario risk characteristics	Climate risk	Physical	▲	Higher	▲ Higher	▶	Moderate	▼	Lower
		Transition	▼	Lower	▲ Higher	▶	Moderate	▲	Higher
1Carbon price represents the cost effects of climate-related policies that aim to discourage carbon-emitting activities and encourage low-carbon solutions. The expected result of higher carbon prices is a reduction in emissions as high emissions become uneconomical.
2The scenario characteristics shown for the Severe Climate Stress scenario only describe the scenario that was used to assess credit risk.
3Representative Concentration Pathways (RCPs) are a set of greenhouse gas concentration trajectories developed for climate modelling and research. They were formally adopted by the IPCC and are used to assess the potential impacts of climate change based on different levels of greenhouse gas emissions.
Our climate scenarios
We have designed a suite of diverse climate scenarios that explore plausible pathways which can support a holistic view that supplements the Group’s current and future strategic thinking.
The climate scenarios are underpinned by well-established industry bodies, such as the Network for Greening the Financial System
(‘NGFS’) Phase V, the Intergovernmental Panel on Climate Change
(‘IPCC’) and International Energy Agency (‘IEA’), which are further enriched for additional granularity, to seek to ensure consistency with industry-recognised approaches and to reflect the latest climate policy and economic outlook and our portfolio vulnerabilities.
There are three long-term scenarios. The Below 2 Degrees scenario is our Paris Agreement-aligned scenario. We use the Current
Commitments scenario to support the Group’s financial planning, as this is deemed to be the most likely scenario to occur over the five-
year planning horizon. The Downside Physical Risk scenario is a less probable scenario with higher global warming and more significant physical risk impacts.
To support how we assess the climate-related impacts observed within our climate scenarios, we have also artificially constructed a counterfactual scenario (which is a climate agnostic scenario). This entailed taking our Current Commitments scenario and removing the climate impacts, using climate-related GDP deviations as a proxy.
The Severe Climate Stress scenario is a highly improbable short- and medium-term stress scenario, aligned to NGFS’s Short-Term Scenario
Framework. The scenario envisages that extreme physical risk events
– which include 1-in-100 year flooding, heatwave and drought events –
pivot the public consensus on climate change, which accelerates the transition to net zero. It has the effect of compressing both physical risks and transition risks into a short timeframe. Although the scenario is extreme and highly unlikely, it assists us in understanding our current exposures.

HSBC Holdings plc Annual Report on Form 20-F
208

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
We use the scenarios to assess our key risk types and businesses as follows:

Evaluating key risk types and businesses using climate scenario analysis
Resulting Climate Vulnerabilities and Opportunities	Climate scenarios[1]				Climate risk type assessed[2]
	DP	SCS	CC	B2C	TR	PR
Theme: More frequent and disruptive weather events and rising temperature over long term
Retail and wholesale credit risk (real estate portfolios) – our clients may experience property valuation impacts due to heightened physical risk or revenue loss due to business disruption	◆	◆	◆			◆
Traded risk – a re-pricing of assets exposed to acute and chronic physical risks	◆	◆				◆
Resilience risk – physical damage to our buildings, business interruption and inability to process transactions can result in operational impacts	◆	◆	◆	◆		◆
Liquidity risk – evaluating both physical risk and greenwashing risk stress tested over a 90-day horizon to analyse the resulting liquidity impact		◆				◆
Theme: Our ambition to support customer decarbonisation creates risks & opportunities
Wholesale credit risk – corporates exposed to transition risk may experience revenue loss or increased costs		◆	◆	◆	◆
Theme: Assessing how we meet our interim 2030 financed emissions targets and wider net-zero ambitions
Sustainability execution risk – assessing our revenue at risk as a result of HSBC meeting or not meeting its ESG ambitions, targets and commitments			◆	◆	◆
Wholesale credit risk – reshaping our portfolios away from high emitting clients to low emitting clients			◆	◆	◆
Theme: Unpacking ESG risks may uncover hidden risks for HSBC
Specific non-financial risks[3] – ESG is a relatively new area with uncertainty over future environmental and policy changes and potential greenwashing risks		◆	◆	◆	◆
Pension risk – pension funding levels may shrink if climate risk crystalises		◆			◆	◆
1Climate scenarios are explained in the previous section. DP = Downside Physical Risk; SCS = Severe Climate Stress; CC = Current Commitments; and B2C = Below 2
Degrees. The Severe Climate Stress scenario used to assess credit risk employed a different narrative from the tailored scenarios used to assess the other risk types.
2TR = Transition risk; PR = Physical risk. A selected climate risk type does not imply that it was assessed against all selected climate scenarios on the same row.
3Specific non-financial risks refer to financial reporting risk and regulatory compliance risk.
Assessing our resilience to climate risk
Overall, climate-related risks are not currently projected to significantly impact our strategic priorities or business models, however the exercise did highlight the likely challenges of meeting any net-zero objectives in a world that is not on a net-zero pathway.
Our climate strategy includes approaches to mitigate climate change impacts, such as portfolio steering and credit decisioning. These support efforts to manage climate-related risks over time. Our focus is on supporting our customers to implement quality climate transition plans; reducing our financed emissions; continued investment into climate modelling capabilities; and the embedding of climate risk assessment into business-as-usual risk management processes.
Conducting climate scenario analysis involves significant assumptions and inherent limitations. For further details see ‘Assumptions and limitations’ on page 211.
Within the scope and limitations of our exercise, our analysis anticipates that climate risk will be heightened within our wholesale lending portfolio. In line with expectations of increasing transition and physical risks, we expect climate-related credit risk to grow over time, with the speed dependent on the severity of the risks in the assessed scenarios. However, our global portfolios remain resilient to risks arising from the transition to a low carbon economy. While exposures to other risk types may also contribute to climate-related losses, their financial impacts are expected to remain minimal in the near term.
Wholesale credit risk is projected to be the primary contributor to our climate-related financial impacts, driven by transition risk.
The chart on the right shows how, under the Current Commitments and Below 2 Degrees scenarios, climate transition-related ECL will change relative to a counterfactual scenario that incorporates no climate change effects. It shows how transition risks in our wholesale lending portfolio are expected to remain low in the near term but become a bigger driver of ECL into the long term as global transition policies are forecast to increase in stringency. As shown by the difference in results between the two regional entities referred to in the chart, the effects of transition risks can vary significantly due to each entity-level portfolio exposure, and the differing climate policies in different parts of the world. The future stringency of global climate policies, a critical differentiator in our climate scenarios, will significantly influence climate-related financial impacts.
Projected climate transition risk-related ECL impacts on the Group’s wholesale lending portfolio1
25%
20%
15%
10%
5%
0%

% Increase over counterfactual of ECL relating to transition risk
2025
2030
2035
2040
Current Commitments scenario - Group
Current Commitment scenario - entity 1
Current Commitments scenario - entity 2
Below 2 Degrees scenario - Group
Below 2 Degrees scenario - entity 1
Below 2 Degrees scenario - entity 2

1A 10% increase is equivalent to a 1.1x-fold increase in the table on page 209.
Near-term acute physical risk shocks due to perils, such as typhoons and heatwaves, are becoming more common as surface temperatures rise with a slow transition to a low carbon economy. These have the potential to increase our climate-related losses each year. The size of these losses is dependent on the availability of insurance and the resilience of buildings to extreme weather. While our existing analysis indicates resiliency, this will be an area of particular focus as we further develop our capabilities.
During the five-year period assessed under the Severe Climate Stress scenario, the Group demonstrated robust resilience. Despite the substantial projected increase in climate-related losses, compared with the results observed under our other climate scenarios, the stress test results indicate that we are well-positioned to withstand adverse climate-related conditions and maintain operational stability.
The Current Commitments scenario shows muted impacts over the
Group’s five-year planning horizon, with the projected climate-related impacts on ECL remaining within the Group’s current risk appetite. A shift towards the Below 2 Degrees pathway would be expected to crystallise some incremental climate-related losses over the planning horizon but these are expected to remain minimal at Group level. Beyond the long-
term horizon, unmitigated climate stress has the potential to be a headwind to the Group’s financial performance and capital position as transition and physical risks intensify.

HSBC Holdings plc Annual Report on Form 20-F
209

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
How climate change is impacting our wholesale lending portfolio
The primary channel of climate risk exposure within our wholesale portfolio is through lending activities. We have identified six key sectors with elevated transition risk as detailed on page 204. These sectors, together with an additional five sectors, were selected due to the size of our climate risk exposures for in-depth assessments to be evaluated as part of our climate scenario analysis.
Our assessment specifically examines the influence of transition risk on the portfolio with an emphasis on the high transition risk sectors.
We quantify the modelled climate-related impact on our projected ECL across the short-, medium- and long-term horizons under our transition risk scenarios. This was compared with a counterfactual scenario that excludes climate change impacts to isolate the climate-related changes within our ECL.
Our results, as shown in the adjacent table, suggest that in the short and medium term, we expect climate-related financial impacts to remain relatively muted, but to increase in the long term particularly under the Below 2 Degrees scenario, where transition risks grow at a faster rate. A key risk driver comes from the phasing out of climate-
related government subsidies and ‘free carbon allowances’ within the
EU, introducing a potential situation where some of our customers may lose their competitive advantages.
We project that we would see our most significant climate-related financial impacts across a few key sectors, including: the
manufacturing sector, which includes the construction, contracting and building materials sectors and the chemicals sector due to higher costs following rising carbon prices; in the oil and gas sector, due to higher production costs and lower demand; in the automotive sector due to increased competition within the EV market; and in the metals and mining sector due to high climate transition costs.
This year the exercise benefited from a significantly higher prevalence of customer transition plans used in our modelling. We experienced a
46% increase compared with our 2024 exercise, allowing us to place more emphasis on how our customers expect to transition to net zero within our approach.
The impact on our wholesale portfolios is demonstrated by the adjacent table, which shows the size of exposures by sector in 2024 and the increase in ECL compared with the counterfactual scenario
(expressed as a multiple). The size of our exposure in each sector is represented by our exposure at default (‘EAD’) relative to one another.
Overall, our analysis indicates that our wholesale lending portfolio is expected to remain resilient to climate-related risks across our assessed time horizon.

Impact on wholesale lending portfolios
Wholesale sectors	Exposure at default (EAD)[3] 2024	Average ECL increase [1,2]
Climate Scenarios
		Current Commitments			Below 2 Degrees
		ST	MT	LT	ST	MT	LT
Wholesale Lending Portfolio - Overall[4]	100%
Other wholesale sectors (low - medium risk)[5]	50%
Conglomerates and industrials	●
Power and utilities	●
Automotive	●
Oil and gas	●
Construction, contracting and building materials	●
Metals and mining	●
Land transport and logistics	●
Chemicals	●
Agriculture & soft commodities	●
Aviation	●
Marine	●
1    Increase in ECL compared with counterfactual over short-, medium- and long-term time horizons, expressed as a multiple. It represents the average increase across the stated time period.
2    Values in the key represent the fold-increase in ECL, i.e. <1.1 equates to less than 10% increase over the counterfactual.
3    The size of the bubbles is a visual representation of the portfolios, in terms of EAD, relative to one another.
4    “Wholesale lending portfolio - Overall" refers to the entire portfolio including the CRE sector.
5    "Other wholesale sectors" include the remaining sectors not listed in the table. The CRE sector, which is disclosed on page 210, is not included.

Lower Impact	<1.1x	<1.25x	<1.5x	<2x	<2.5x	<3x	Higher Impact
How climate change is impacting our retail mortgage portfolio
Since 2023, as part of our climate scenario analysis exercises, we have executed a climate risk assessment, at least once, for the following mortgage portfolios: UK, Hong Kong (including Hang Seng Bank), the
United States, Singapore, Malaysia, Australia, mainland China and the
UAE. These portfolios collectively account for over 90% of the balances in our global retail mortgage portfolio.
Our physical risk assessment methodology evaluates the impacts of physical risk perils on property valuations, as well as on affordability for customers arising from increased insurance and repair costs.
Additionally, for our UK portfolio, we conducted a transition risk assessment that includes an assessment of the impacts of rising energy costs and government legislation, including requirements for homeowner energy efficiency upgrades.
The results of the climate scenario analysis exercise conducted on the retail mortgage portfolio indicated that, over the long term, we anticipate minimal climate-related losses. Although the severity of climate perils is projected to increase, our overall losses are anticipated to remain low, even under a severe Downside Physical Risk scenario through to the long term. This projection assumes the ongoing availability of insurance and reflects the portfolio’s relatively low loan-
to-value ratio.
Given the limited availability of historical climate loss data and the uncertainty surrounding future changes in insurance provision, our assessment should be regarded as indicative. Our analysis will continue to evolve as our lending profile, assessment methodologies, data sources and modelling techniques mature.
Our ESG Data Pack offers detailed analysis of the flood risk exposure within our retail mortgage portfolio across our key markets. The accompanying table presents projected flood depths based on the locations of our mortgaged properties under different climate scenarios, enabling an assessment of the potential impacts. However, it does not consider building archetypes.
ÑPlease refer to the ESG Data Pack at www.hsbc.com/esg

HSBC Holdings plc Annual Report on Form 20-F
210

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
How climate change is impacting our
commercial real estate portfolios
The commercial real estate (‘CRE’) sector within our wholesale lending portfolio is a globally-diversified portfolio with our largest concentrations in Hong Kong and the UK. In 2025, we carried out a detailed
assessment of our portfolios in Hong Kong, the UAE and France.
Properties in a real estate-focused portfolio are exposed to physical climate risk, which varies significantly by geographical location. They may also face future transition risks should governments introduce climate-related regulation for commercial properties, such as requirements for climate-resilient retrofitting, which we have assessed in previous years.
When assessing physical risk impacts across the portfolio, we analysed how the specific perils such as coastal inundation, riverine flooding, surface flooding, cyclones and wildfires may affect the financial performance of our portfolio under various climate scenarios. Our primary objective was to quantify the potential damage and assess how these events could influence the repayment capacity of borrowers taking into account both direct impacts, such as repair costs, and indirect impacts, such as downtime resulting from business disruption.
However, our methodology is subject to several constraints, including limited historical data, a dependence on precise building co-ordinates and limited insight into the resilience of individual properties. The results are also sensitive to key assumptions, particularly those relating to insurance coverage and reinstatement values.
The table below shows the proportion of our CRE portfolio exposed to specific physical perils in our key markets. This analysis only focuses on the properties within the portfolio for which we have required data.

Exposure to peril (%)[1]
Market	Exposure at default (EAD)[2] 2024	Coastal inundation	Cyclone wind[3]	Surface water flooding	Riverine flooding	Forest Fires
Hong Kong	●	17	100	20	15	2
UK	●	15	0	17	23	0
1    Proportion of our CRE portfolio exposed to specific physical perils in the
Downside Physical Risk scenario as at 2050.
2    The size of the bubbles is a visual representation of the portfolios, in terms of EAD, relative to one another.
3    Although all properties in the UK could be impacted by some damage due to extreme wind, the intensity of impact is projected to be very insignificant and highly muted in some regions, represented by approximately 0%
exposure to this peril.
Over a long-term horizon, we assess chronic physical risks using the
Current Commitments and Downside Physical Risk scenarios to
capture the gradual evolution of physical climate impacts. The table below shows the ECL impact on our CRE portfolio compared with a counterfactual scenario (expressed as a multiple).

Impact on our commercial real estate portfolio
Climate Scenarios	ECL increase [1,2]
	Short-term	Medium-term	Long-term
Current Commitments
Downside Physical Risk (2024)[3]

Lower Impact	<1.1x	<1.25x	<1.5x	<2x	<2.5x	<3x	Higher Impact
1    Increase in ECL compared with counterfactual over short, medium and long-
term time horizons, expressed as a multiple.
2    Values in the key represent the fold-increase in ECL, i.e. <1.1 equates to less than 10% increase over the counterfactual which excludes climate change impacts.
3Results under the Downside Physical Risk scenario refers to 2024 exercise.
In the most likely Current Commitments scenario, chronic physical risks are expected to increase slowly over time with ECL estimated to be less than 5% higher relative to the counterfactual scenario by 2040. In the more severe Downside Physical Risk scenario, greater global warming leads to heightened physical risks over time and the ECL impact is estimated to be less than 15% higher than relative to the counterfactual scenario.
This year, we also conducted a sensitivity analysis to test the impact of extreme tail-end physical risks materialising earlier than expected under the Downside Physical Risk scenario. In this assessment, we shift the physical risk effects that are expected to occur between 2055-2080 towards the period between 2025-2050. Under these stressed
conditions, projected ECL were higher but still manageable, and up to
40% higher than they would have been under the counterfactual scenario by 2040. These results show our CRE portfolio is resilient to climate risk.
Our portfolio in Hong Kong, which represents our largest CRE portfolio, is primarily exposed to flooding risks, including coastal inundation and tropical cyclones. The severity and frequency of these events have increased in recent years. Through our climate scenarios, we assess both long-term chronic physical risks and short-term acute weather events, with the latter being significantly more severe than those experienced to date.
Our analysis continues to indicate that strong building standards, local flood-mitigation measures, such as drainage tunnels, and insurance coverage are likely to limit the financial impact of climate change on the
Hong Kong portfolio. We have also conducted sensitivity analyses to account for variations in insurance availability.
In France, the principal physical risks are coastal inundation from storm-
driven tidal surges and riverine flooding due to overflowing river banks.
Only a small proportion of the portfolio is exposed to these hazards, resulting in minimal financial exposure. Our clients typically hold diversified CRE portfolios, and property elevation serves as a key mitigator, making the portfolio more resilient to both chronic and acute physical risks.
This year, we also analysed our UAE portfolio as part of a regulatory exercise by the Central Bank of the UAE, focusing on physical risks.
The exercise separately modelled two key perils – storm surge and rainfall – using severity levels and valuation shocks provided directly by the regulator. The capital impact was found to be minimal, as customer assets tend to be located in less vulnerable zones. Strong loan-to-value ratios further mitigated the effect of severe valuation shocks.
Overall, and consistent with our previous assessments, our analysis shows that our CRE portfolio remains resilient to climate risk. We continue to monitor emerging risks closely and adapt our strategies to ensure the ongoing financial stability of the portfolio under evolving climate scenarios.
How climate change may impact our
properties
We use stress testing to evaluate the potential impact on our owned or leased premises. Our 2025 scenario stress test analysed how six climate change-related hazards – comprising coastal inundation, surface water flooding, riverine flooding, forest fires, extreme wind and tropical cyclones – could impact 2,276 of our properties.
Key findings from the RCP8.5, Downside Physical Risk scenario included that by 2050, 20 of our 2,276 properties will have a high potential for impact due to climate change, with insurance-related losses estimated to be in excess of 3% of the insured value of the buildings.
A key finding from the RCP4.5, Current Commitments scenario
showed that the total number of buildings at risk reduces to 15. The highlighted facilities are still at risk from the same perils of coastal inundation and tropical cyclone by 2050.
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
modelled forecast data. In 2025, there were 33 major storms.

HSBC Holdings plc Annual Report on Form 20-F
211

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
No facilities were impacted but two branches were proactively closed to mitigate any risk due to the extreme weather conditions.
Forward-looking analysis along with historical data helps inform real estate planning. We will continue to enhance our understanding of how extreme weather events impact our buildings portfolio as climate risk assessment tools improve and evolve. We buy insurance for property damage and business interruption and consider insurance as a loss-
mitigation strategy.
We regularly review and enhance our building selection process and global engineering standards and will continue to assess historical claims data to help ensure our building selection and design standards address the potential impacts of climate change.
How we use the outputs of climate
scenario analysis
Scenario analysis is used to assess our ability to withstand, adapt to and recover from climate-related risks. It supports the Group to assess the impact of our net zero ambitions on our revenue and profitability which helps to strengthen our understanding of business model risk, and supports how we increase the awareness of our climate risk. It informs strategic planning, including any strategic management actions needed to mitigate the identified risks.
From a financial and capital planning perspective, climate scenario analysis informs IFRS 9 ECL provisioning (see page 212), and the assessment of capital adequacy as part of the Group’s Internal Capital
Adequacy Assessment Process (‘ICAAP’). This supports how we
assess the appropriate levels of capital needed to guard against climate-related risks.
Climate scenario analysis also supports the management of financed emissions at a portfolio level and enhances the forward-looking elements of our climate risk appetite framework. In addition, it assists in the assessment of climate-related opportunities, such as potential increases in lending under accelerated transition scenarios. These contribute to the development of a more climate-resilient balance sheet.
We have completed our first quantitative analysis of the potential forward-looking impact on our revenue due to the alignment or misalignment with our net zero ambitions, as well as climate-related risks and opportunities. There is a high degree of uncertainty and subjective assumptions with these results.
We will continue to enhance the use of climate scenario analysis in our business decision making and continue to develop our modelling capabilities, including the assessment of nature-related risks, over time.
Our climate scenario analysis modelling
approach
The models that we use for climate scenario analysis incorporate a range of climate-specific metrics that could potentially impact our customers, including expected production volumes, revenue, costs and capital expenditure.
For transition risk, we assess how these metrics interplay with economic factors, such as carbon prices, which represent the cost effects of climate-related policies that aim to discourage carbon-
emitting activities and encourage low-carbon solutions. The expected result of higher carbon prices is a reduction in emissions as high-
emission activities become uneconomical.
For physical risks, our models assess the impacts of acute and chronic climate hazards on our customers’ operations and asset bases. Key loss drivers include damage to physical assets and property from extreme weather events, as well as business disruption caused by operational downtime. These factors can reduce revenues, increase repair and operating costs, and place pressure on liquidity and capital expenditure, leading to a deterioration in our customers’ credit profiles.
ÑFor a broad overview of the models that we use for our climate scenario analysis, as well as graphs that show how global carbon prices and carbon emissions will differ under our climate scenarios, see our ESG Data Pack at
www.hsbc.com/esg.
Assumptions and limitations
Our climate scenario analysis exercises rely on a significant set of assumptions and limitations, which may constrain the reliability and robustness of our resulting outputs. Outcomes may change in the future, potentially materially, as capabilities improve.
The information provided within this section is supplemented by the
ESG cautionary statement on page 1.
Assumptions that we use within our wholesale lending modelling approach include the following:
–Scenario analysis is conducted on counterparties with sufficient data and extrapolated to the remaining portfolio. It assumes that there is a broadly consistent climate risk profile across each portfolio.
–Transition risk impacts are assumed to be limited for sectors that we have assessed as having a low transition risk exposure.
–Our customers will successfully execute their transition plans, where those plans are assessed as credible.
–Customers in certain wholesale sectors are assumed to pass some of their costs relating to higher carbon prices through to their own customers. These pass-through rates are based on externally
calibrated pass-through rates and reviewed by internal sector experts.
–State support will continue for government-owned or government-
backed customers, and for customers providing essential goods and services critical to societal functioning.
Within our retail lending models, we assume that:
–When quantifying the impacts of climate events, insurance
availability is recognised as a key mitigant of loss. Our approach incorporates benchmarking against insurance industry standards to assess both the availability of cover and premium levels, using calculations based on average annualised loss.
–Flood Re, the UK government-backed insurance scheme established to ensure the availability of insurance for properties at higher risk of flooding, is expected to operate effectively only until its current anticipated expiry date in 2039. Beyond this point, affected properties are likely to face increased insurance costs, with some potentially becoming uninsurable.
Our models are designed to produce outputs that can support our assessment of the level of our climate resilience. However, there are a number of industry-wide limitations, including:
–Data availability – Climate scenario analysis is a data-intensive exercise and the required information is only available for a subset of the Group’s exposures. In particular, we see a number of climate-
related financial data gaps relating to reliable forward-looking climate-aligned data.
–Scenario limitations – There are inherent uncertainties in the ways our scenarios are designed, which are largely attributed to the limited history of the interactions between climate risks and the economy. Our climate scenarios consider a range of possible future outcomes, however quantifying the full effects of all climate-related outcomes, such as the effects of potential tipping points, remains challenging.
–Modelling uncertainties – There are inherent limitations within climate models due to the challenges of modelling (with any
precision) how climate-related interactions (both physical and transition risks) will manifest. These include estimating how policy changes, carbon pricing or new technologies will impact specific customers, how these customers will adapt, and uncertainty in estimating physical risk losses as historical data may not be representative under evolving climate patterns. These limitations are further compounded as the modelled time horizon lengthens and the uncertainties behind higher-order impacts increase. However, internal judgements are used to mitigate some of these effects.
Our wholesale methodology for our non-real estate portfolios did not consider the potential impacts from climate-related physical risk, second order supply chain impacts, the volatility of commodity prices, and how climate risks are correlated between sectors.
Our wholesale physical risk methodology did not include the indirect impact of factors such as supply chain disruption and the risk of

HSBC Holdings plc Annual Report on Form 20-F
212

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Climate risk
stranded assets. However, we are building capabilities to capture these effects.
How we are enhancing our climate scenario
analysis approach
We continue to enhance our climate scenario analysis methodology by incorporating lessons learnt from previous exercises, feedback from key stakeholders, which includes internal stakeholders as well as external regulators, and by assessing the direction of general industry practices.
We have made several key enhancements across climate scenario development and climate risk modelling, which include improvements to our cash flow models, and more granular assumptions with respect to how we model carbon prices. We have also improved how we
embed the outputs from climate scenario analysis exercises into our risk management frameworks. Our climate scenarios and modelling capabilities are being integrated into the wider bank-wide stress testing procedures.
In 2025, improvements within our wholesale lending climate modelling process included targeted improvements to our oil and gas, automotive and emission-based models, and the continued enhancement of our customer transition plans. These support how we improve the quality of our modelled outcomes.
Over the last 12 months, we have strengthened our commercial and retail real estate climate assessment capability by bringing the geocoding process in house, which will go live in 2026 and further enhance our ability to identify and address data quality and accuracy.
We have also conducted independent model validation and
implemented continuous enhancements based on validation outcomes.
In 2026, we intend to increase our focus on how physical risk events could impact our non-commercial real estate portfolio, including the impact from asset damage and business model disruption channels.
We will also continue to explore the impacts on our portfolio from a nature risk perspective and expect our modelling capabilities to evolve over time.
Assessing the effect of climate credit
risk on IFRS 9 ECL
We continue to integrate climate considerations into our business and risk management processes to ensure climate-related risks are appropriately managed. As part of our ECL assessment for 31
December 2025, we conducted a climate-related ECL sensitivity analysis. Additionally, where climate events have previously influenced or recently affected our economies, these impacts were implicitly reflected within our IFRS 9 scenarios.
We used available information including our ICSA results to determine areas of potential risk in the credit portfolios to perform a climate ECL sensitivity analysis for both our wholesale and retail portfolios. In our wholesale portfolio, the exercise covers both physical and transition risk. For retail, the exercise covers physical risk for our largest mortgage portfolios (UK and Hong Kong). Properties with elevated climate risk and insurance vulnerability are identified, and the associated potential losses are estimated by assessing the impact on customer affordability and collateral valuations under physical stress conditions.
The overall estimated sensitivity of ECL under IFRS 9 as at
31 December 2025 was less than $50m.
This ECL sensitivity is influenced by several factors including the tenor of the underlying portfolios and observable market prices of collateral. A significant proportion of our wholesale portfolio is short dated.
Furthermore, our secured retail portfolio has low average loan-to-value ratios, which helps to mitigate the effect of property damage on customer default risk and loss given default.
Our wholesale ECL is likely to remain relatively muted in the short and medium terms, as illustrated in the graph on page 208. While this impact may increase over time, long dated cashflows are less likely to impact current expectations of credit loss, as future cashflows are discounted as part of the ECL modelling process.
The ECL sensitivity is dependent on the timing and severity of climate change within the period over which HSBC measures ECL. As there is limited historical climate loss data available and uncertainty on how insurance will change over time, our assessment is considered indicative and will evolve as our lending profile, assessment approach, data, and modelling methodologies continue to mature. For more information on the impact of climate on our reporting and financial statements, see page 34.
How we assess the climate risk impacts
on other risk types
We use climate scenario analysis to assess the impacts on other risks, including non-financial risks, traded risk and treasury risk.
Non-financial risk – financial reporting risk
and regulatory compliance risk
We analysed the potential impacts associated with greenwashing, specifically focusing on inaccuracies in climate-related disclosures and shortcomings in product governance and marketing of sustainable finance offerings. Our findings indicate that under scenarios involving accelerated net-zero transitions and heightened regulatory scrutiny, we may face increased financial exposure to greenwashing incidents.
Traded risk
In 2025, we explored the potential fair value impacts of climate risks on our trading and banking portfolio. Our analysis evaluated portfolio performance under the long-term Downside Physical Risk scenario as well as two shorter-term scenarios focused on dry perils and wet perils aligned with NGFS’s short-term “Disasters and Policy Stagnation”
scenario focusing on physical risk impacts over a one-year horizon. The assessment encompassed all major asset classes including interest rates, foreign exchange, credit and equities.
The results supported our understanding of the climate resilience of the trading portfolio. Under both short-term scenarios, the portfolio exhibited gains driven by the long defensive profile in our Equity Derivatives positions and from Rate Options. Offsetting these were losses generated by distressed debt and secondary private credit loans and by rate exposures to countries and territories more sensitive to physical risk.
Treasury risk – pensions
This year, we conducted balance sheet and income statement
projections for six of our largest pension plans and all regional plans, utilising macroeconomic variables influenced by climate change, which focused on the short- and medium-term horizons. Our exercise focused on a shorter-term scenario assessing the concurrent impacts of severe physical hazards with moderate transition risk. The scenario concentrated on physical climate risks, carbon pricing, economic growth trajectories, and evolving regulatory requirements.
Key findings indicated that, at the peak stress point in the climate stress scenario (which was in the first projection year), the Group’s pension scheme funding levels were projected to decline slightly. This reduction was primarily attributable to a reduction in climate-sensitive bond and equity values.
Treasury risk – liquidity
Under the climate scenario analysis exercise, other risk types – aside from liquidity – are assessed over annual or multi-year horizons and are primarily capital-related stress events with limited effects on the bank’s liquidity. To specifically assess liquidity risk, a tailored 90-day climate scenario was developed, building on previous exercises and reflecting current industry perspectives on plausible climate outcomes.
The analysis considered the impact of climate risk on key liquidity risk drivers including wholesale and retail deposit risk off-balance sheet facilities risk, credit downgrade risk, and intraday liquidity risk. No significant impact on our liquidity position was identified in the analysis.
Insurance risk
We are improving our ability to perform exploratory assessments of the solvency resilience of our biggest insurance businesses under climate stress scenarios.

HSBC Holdings plc Annual Report on Form 20-F
213

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Resilience risk
ÑSee page 138 for our definition of Resilience risk
Resilience risk management
Key developments in 2025
During the year, we conducted several initiatives to keep pace with geopolitical, regulatory and technology changes, and to help strengthen the management of resilience risk.
–Where HSBC identified that enhancements were required to the
Group’s operational resilience capabilities, these were incorporated into the Group’s business and investment planning, helping to ensure we continue to meet the expectations of our customers and our regulators.
–We recognise that our customers were impacted at times by
service disruptions. We responded to these in line with our Incident
Management plans and aimed to recover with minimal delay and customer impact. Following any operational disruption, we
conducted post-incident reviews to identify lessons and strengthen our operations.
–We monitored markets affected by geopolitical events for any potential impact they may have on our colleagues and operations, enhancing response playbooks as events evolved.
–We provided analysis and easy-to-access risk and control
information and metrics to enable management to focus on non-
financial risks in their decision making and appetite setting.
–We prioritised our efforts on material risks and areas undergoing strategic growth, aligning our location strategy to this need. We also remotely provide oversight and stewardship, including support of chief risk officers, in territories where we have no physical presence.
Governance and structure
The Group Resilience Risk target operating model provides a globally consistent view across resilience risks, strengthening our risk management oversight. We view resilience risk across seven sub-risk types related to: technology and cybersecurity risk; third-party risk;
transaction and payment processing risk; business interruption and incident risk; data risk; facilities availability, safety and security risk; and
operational and resilience regulatory reporting risk.
Risk appetite and key escalations for resilience risk are reported to the
Group Risk Management Meeting and Group Risk Committee.
Operational resilience
We operate processes to support our operational resilience according to our Risk Management Framework. Operational resilience is our ability to anticipate, prevent, adapt, respond to, recover, and learn from internal or external disruption, and provide Important Business Services
(IBS) to customers and clients, while seeking to minimise impact on the wider financial system when disruption occurs. We seek to achieve this via day-to-day oversight and ongoing assurance. We have invested to seek to improve response and recovery strategies for our IBS and
Important Group Business Services, to align to regulatory and customer expectations and to help minimise any potential impacts should disruption occur.
Business operations continuity
We continue to monitor potential disruptive events, such as geopolitical volatility, adverse weather conditions and cyber attacks, and remain ready to take measures to help ensure business continuity in affected markets should the situation require. When disruptive events occur, businesses and infrastructure functions continually review their continuity plans and response to minimise any potential impacts.

Regulatory compliance risk
ÑSee page 138 for our definition of Regulatory compliance risk.
Regulatory compliance risk management
Key developments in 2025
Regulatory Compliance risk stewardship is provided across a wide range of transformational change and control enhancement initiatives supporting HSBC’s strategy and organisational structure; such as the framework for digital assets, including Regulatory Compliance’s stewardship of Markets and Securities Services (MSS)’ asset
tokenisation and issuance initiatives, as well as Regulatory Compliance control frameworks, policies and governance processes.
Regulatory horizon scanning and mapping capabilities continue to evolve with a focus on enhanced connectivity to risk management systems to support better traceability of regulatory obligations. Work is underway to transition from event-driven technology to incorporate cloud and analytics capability to enhance our oversight abilities in areas such as surveillance.
Governance and structure
The Group Head of Regulatory Compliance reports to the Group Chief
Risk and Compliance Officer. Regulatory Compliance and Financial
Crime teams work together and with relevant stakeholders to help achieve good conduct outcomes and provide enterprise-wide support on the Compliance risk agenda in close collaboration with colleagues from the Group Risk and Compliance function.
Key risk management processes
The Global Regulatory Compliance function is responsible for establishing global policies, standards, risk appetite, frameworks and tools to guide the Group’s management of Regulatory Compliance risk.
The function provides oversight, review and challenge to the business, aiding them in identifying, assessing and mitigating Regulatory
Compliance risks.
Relevant events and issues are escalated in line with the Group’s Risk
Management Framework including reporting to executive and non-
executive risk governance committees for transparency, accountability and informed decision making. The Group Head of Regulatory
Compliance attends the Risk and Compliance Leadership Meeting, the
Group Risk Management Meeting, and the Group Risk Committee.

HSBC Holdings plc Annual Report on Form 20-F
214

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Financial crime risk
ÑSee page 138 for our definition of Financial crime risk.
Financial crime risk management
Key developments in 2025
We regularly review the effectiveness of our financial crime risk management framework, which includes continued consideration of complex sanctions and export control risks. We continued to respond to evolving financial sanctions and trade restrictions, including methods used to evade sanctions and export controls.
We continued to make progress with several key financial crime risk management initiatives, including:
–deployment of our intelligence-led, dynamic risk assessment capability for customer account monitoring in additional entities and business segments;
–deployment and optimisation of a capability to increase our monitoring coverage of correspondent banking activity in additional markets;
–enhancing our fraud controls and continuing to invest in, and monitor, technological developments; and
–enhancements in response to the rapidly evolving and complex global payments landscape and refinement of the control
framework required to support HSBC’s digital assets and currencies strategy.
Governance and structure
The structure of the Financial Crime team in Risk and Compliance remained substantively unchanged in 2025. The Group Head of
Financial Crime continues to report to the Group Chief Risk and
Compliance Officer, while the Group Risk Committee retains oversight of matters relating to financial crime.
Key risk management processes
We will not tolerate knowingly conducting business with individuals or entities believed to be engaged in criminal activity. We require everybody in HSBC to play their role in maintaining effective systems and controls to help prevent and detect financial crime. Where we believe we have identified suspected criminal activity or vulnerabilities in our control framework, we will take appropriate mitigating action.
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
We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk. In 2025, our focus remained on measures to improve the overall effectiveness of the global financial crime risk management framework and promote a risk-based approach.
Through our work with industry bodies, such as the Wolfsberg Group, we provided input into legislative and regulatory reform activities and supported the efforts of the global financial crime standard setter, the
Financial Action Task Force. We did this by participating in consultations and other engagements focused on delivering more effective outcomes in managing financial crime risk, which also enhances financial inclusion. Key themes for external engagement include risk-based supervision, the use of innovative technology, payment transparency standards, fraud risk management, and tackling sanctions and export controls evasion.

Model risk
ÑSee page 138 for our definition of Model risk.
Key developments in 2025
In 2025, we continued to make improvements in our Model Risk
Management (‘MRM’) processes amid regulatory changes in MRM
requirements.
Initiatives during the year included:
–further updates to our MRM Framework to meet the requirements of the PRA’s SS1/23. Our multi-year programme of work is in
progress to implement these changes across the full model
landscape;
–completing the identification of Deterministic Quantitative Methods
(DQMs) across the organisation. These are complex and material calculators that although not technically models, still present similar risks;
–continued enhancements to the development and validation
processes for internal ratings-based (‘IRB’) models;
–continued enhancements to our framework for the independent validation of models, including new GenAI techniques that are becoming more widely used; and
–continued to work closely with businesses and infrastructure teams in developing a governance framework to manage the range of risks these AI techniques, including machine learning and agentic AI
(autonomous systems powered by AI agents), can introduce.
Governance and structure
We have completed a review of model risk governance committees at the Group, business and functional levels to help ensure they provide effective and efficient oversight of model risk. The committees include senior leaders from the businesses,
infrastructure teams and the Group Risk and Compliance function.
They focus on model-related concerns and are supported by key model risk metrics. We have aligned our Committees to our new organisational structure with each of the four business segments having a Model Risk Committee focused on local requirements. The
Group-level Model Risk Committee remains in place and is chaired by the Group Chief Risk and Compliance Officer, and the heads of key businesses participate in these meetings.

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

HSBC Holdings plc Annual Report on Form 20-F
215

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Model risk
defence to demonstrate comprehensive and effective controls based on a library of model risk controls provided by Model Risk Management.
Model Risk Management also reports on model risk to senior
management and the Group Risk Committee on a regular basis through the use of the risk map, risk appetite metrics and top and emerging risks.
We regularly review the effectiveness of these processes, including the model risk committee structure, to help ensure the appropriate understanding and ownership of model risk is embedded in the businesses and functions.

Insurance manufacturing operations risk
ÑSee page 139 for our definition of Insurance manufacturing operations risk.
HSBC’s insurance business
We sell insurance products through a range of channels including our branches, insurance sales forces, direct channels and third-party distributors. The majority of sales are through an integrated bancassurance model that provides insurance products principally for customers with whom we have a banking relationship, meanwhile the proportion of sales through other sources such as independent financial advisers, tied agents and digital platforms is increasing.
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
Our life insurance manufacturing subsidiaries operate in seven markets, which are Hong Kong, Macau, Singapore, mainland China,
UK, Malta and Mexico. This excludes France where the sale of the insurance business was completed on 31 October 2025. In addition, we have: an interest in a life insurance manufacturing associate in
India; captive insurance entities in Bermuda and Hong Kong; and a reinsurance entity in Bermuda.
Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a select number of leading external insurance companies in order to provide insurance products to our customers. These arrangements are generally
structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and a share of profits. We distribute insurance products in all of our geographical regions.
This section focuses only on the risks relating to the insurance products we manufacture.

Insurance manufacturing operations
risk management
Key developments in 2025
The insurance manufacturing subsidiaries follow the Group’s risk management framework. In 2025, we continued to strengthen the insurance specific policies, frameworks and controls particularly across the financial and capital reporting processes, stress testing, asset-
liability management, reinsurance and insurance underwriting risks.
During the year, there was continued market volatility observed across interest rates, equity and credit markets and foreign exchange rates.
This was predominantly driven by geopolitical factors including the introduction of trade tariffs by the US, and wider inflationary concerns.
The sale of the French insurance business HSBC Assurances Vie
(France) was completed on 31 October 2025. Following HSBC’s
announcement on 3 July 2025 of entering into a binding agreement to sell its UK life insurance business HSBC Life (UK) Limited, the balance sheet of the UK business has been reported as held for sale at 31
December 2025. Further details are provided on page 355.
Governance and structure
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the Group’s risk appetite and risk management framework, including its three lines of defence model. For details of the Group’s governance framework, see page 119. The Global
Insurance Risk Management Meeting oversees the control framework globally and is accountable to the IWPB Risk Management Meeting on risk matters relating to the insurance business.
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
–We are able to adjust bonus rates and other discretionary benefits to manage the liabilities to policyholders for products with participating features. The effect is that a significant proportion of the market risk is shared with the policyholders.
–We use asset and liability matching where asset portfolios are structured to support projected liability cash flows.
–We use derivatives and other financial instruments, along with reinsurance to protect against adverse market movements.
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

HSBC Holdings plc Annual Report on Form 20-F
216

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Insurance manufacturing operations risk
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
Capital and liquidity risk
(Audited)
Capital risk for our insurance manufacturing subsidiaries is assessed in the Group’s ICAAP, based on their financial capacity to support the risks to which they are exposed. Capital adequacy is assessed on both the relevant local insurance regulatory basis and an internal capital
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
–a formal approval process for launching new products or making changes to products to ensure insurance risks are identified and mitigated;
–a product pricing and profitability framework, which requires initial and ongoing assessment of the adequacy of premiums charged on new insurance contracts to meet the risks associated with them;
–a framework for customer underwriting;
–reinsurance, which cedes risks to third-party reinsurers to keep risks within risk appetite, reduce volatility and improve capital efficiency;
and
–oversight by actuarial review committees in each of our entities of the methodology and assumptions that underpin IFRS 17 reporting to ensure that appropriate reserves are established to cover insurance underwriting risks.

Insurance manufacturing operations
risk in 2025
Measurement
The following tables show the composition of the fair value of underlying items of the Group’s participating contracts at the reporting date and by the following type of contract:
–‘Life direct participating and investment discretionary participation feature (‘DPF’) contracts’ are life direct participating contracts and investment contracts with DPF. These are substantially measured under the variable fee approach measurement model.
–‘Life other contracts’ are measured under the general measurement model and mainly include protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life direct participating and investment DPF contracts.
–‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	Life direct participating and investment DPF contracts	Life other contracts	Other contracts	Shareholder assets and liabilities	Total
At 31 Dec 2025	$m	$m	$m	$m	$m
Financial assets	111,078	5,277	5,672	5,405	127,432
–financial assets designated and otherwise mandatorily measured at fair value through profit or loss	106,705	4,984	4,337	579	116,605
– derivatives	136	8	—	—	144
– financial investments – at amortised cost	609	115	1,010	3,654	5,388
– financial assets at fair value through other comprehensive income	—	—	3	214	217
– other financial assets	3,628	170	322	958	5,078
Insurance contract assets	12	98	—	—	110
Reinsurance contract assets	—	5,948	—	—	5,948
Assets held for sale[1]	4,748	258	1,347	271	6,624
Other assets and investment properties	1,785	118	45	2,696	4,644
Total assets	117,623	11,699	7,064	8,372	144,758
Liabilities under investment contracts designated at fair value	—	—	5,288	—	5,288
Insurance contract liabilities	117,107	4,761	—	—	121,868
Reinsurance contract liabilities	—	680	—	—	680
Liabilities of disposal groups held for sale[1]	4,734	234	—	1,418	6,386
Other liabilities	—	—	—	3,821	3,821
Total liabilities	121,841	5,675	5,288	5,239	138,043
Total equity	—	—	—	6,715	6,715
Total liabilities and equity	121,841	5,675	5,288	11,954	144,758

HSBC Holdings plc Annual Report on Form 20-F
217

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Insurance manufacturing operations risk

Balance sheet of insurance manufacturing subsidiaries by type of contract (continued)
(Audited)
	Life direct participating and investment DPF contracts	Life other contracts	Other contracts	Shareholder assets and liabilities	Total
At 31 Dec 2024	$m	$m	$m	$m	$m
Financial assets	98,676	4,452	6,227	5,967	115,322
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	94,327	4,233	4,839	690	104,089
– derivatives	207	7	1	—	215
– financial investments – at amortised cost	545	90	1,060	4,335	6,030
– financial assets at fair value through other comprehensive income	—	—	6	73	79
– other financial assets	3,597	122	321	869	4,909
Insurance contract assets	14	104	—	—	118
Reinsurance contract assets	—	5,013	—	—	5,013
Assets held for sale[1]	22,855	—	—	1,367	24,222
Other assets and investment properties	1,792	64	36	1,970	3,862
Total assets	123,337	9,633	6,263	9,304	148,537
Liabilities under investment contracts designated at fair value	—	—	5,931	—	5,931
Insurance contract liabilities	102,605	4,427	—	—	107,032
Reinsurance contract liabilities	—	701	—	—	701
Liabilities of disposal groups held for sale[1]	21,772	39	—	1,609	23,420
Other liabilities	—	—	—	4,438	4,438
Total liabilities	124,377	5,167	5,931	6,047	141,522
Total equity	—	—	—	7,015	7,015
Total liabilities and equity	124,377	5,167	5,931	13,062	148,537
1HSBC Life (UK) Limited is classified as held for sale at 31 December 2025. HSBC Assurances Vie (France) was classified as held for sale at 31 December 2024.
Further details are provided on page 355.
Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting HSBC’s capital or profit. Market factors include interest rates, equity and growth assets, credit spreads and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are contracts with participating features. These products typically include some form of capital guarantee or guaranteed return on the sums invested by the
policyholders, to which bonuses are added if allowed by the overall performance of the funds. For contracts without participating features, some form of guarantee may still exist but HSBC’s ability to share risks with policyholders will be reduced. Funds supporting these savings products are invested in a mix of fixed income assets (to support guarantees) and other asset classes (to provide customers with the potential for enhanced returns).
These products expose HSBC to the risk of variation in asset returns, which will impact our participation in the investment performance.
In certain circumstances, asset returns may be insufficient to meet the policyholders’ guaranteed benefits. For non-participating contracts, any resulting shortfall is borne by HSBC.
For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains, as fees earned are typically related to the market value of the linked assets.
Sensitivities
The following table shows the sensitivity of the CSM, profit and total equity of our insurance manufacturing subsidiaries to changes in interest rates, credit spreads, growth assets and foreign exchange rates. These sensitivities are prepared in accordance with current IFRS
Accounting Standards.
Due in part to the nature of the guarantees, and the reinsurance and hedging strategies which may be in place, the relationship between the
CSM, profit and total equity is not linear. The sensitivities are before management actions that may mitigate the effect of changes in the market environment. The lower profit after tax sensitivity to yield curve shifts is driven by improved asset and liability matching in mainland
China, partly offset by the impact of methodology updates in Hong
Kong.
The 2025 sensitivities below exclude HSBC Assurances Vie (France)
following completion of its sale on 31 October 2025. Further details are provided on page 355.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors
(Audited)
	2025			2024
	Effect on CSM	Effect on profit after tax for the year	Effect on total equity	Effect on CSM	Effect on profit after tax for the year	Effect on total equity
	$m	$m	$m	$m	$m	$m
+100 basis point parallel shift in yield curves	(370)	36	36	(155)	83	52
-100 basis point parallel shift in yield curves	(51)	(127)	(127)	(249)	(217)	(186)
+100 basis point shift in credit spreads	(918)	(15)	(15)	(907)	(84)	(115)
-100 basis point shift in credit spreads	897	74	74	876	60	91
10% increase in growth assets[1]	461	64	64	467	73	73
10% decrease in growth assets[1]	(533)	(75)	(75)	(514)	(79)	(79)
10% appreciation in US dollar exchange rate against local functional currency	102	20	20	71	17	17
10% depreciation in US dollar exchange rate against local functional currency	(75)	(15)	(15)	(26)	(3)	(3)
1‘Growth assets’ primarily comprise equity securities and investment properties. Variability in growth asset fair value constitutes a market risk to insurance manufacturing subsidiaries.

HSBC Holdings plc Annual Report on Form 20-F
218

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Insurance manufacturing operations risk
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
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 216.
The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher (as defined on page 141), with none of the exposure being either past due or impaired
(2024: none).
Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholders. Therefore, our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds. The credit quality of insurance financial assets is included in the table on page 161.
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
The remaining maturity of insurance contract liabilities is included in
Note 4 on page 319.
The amounts of insurance contract liabilities that are payable on demand are set out by the product grouping below and exclude insurance businesses classified as held for sale (2025: HSBC Life (UK)
Limited; 2024: HSBC Assurances Vie (France). Further details are provided on page 355.

Amounts payable on demand
(Audited)
	2025		2024
	Amounts payable on demand	Carrying amount for these contracts	Amounts payable on demand	Carrying amount for these contracts
	$m	$m	$m	$m
Life direct participating and investment DPF contracts	108,416	117,107	98,275	102,605
Life other contracts	3,820	4,761	2,960	4,427
At 31 Dec	112,236	121,868	101,235	107,032
Insurance underwriting risk
(Audited)
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
The tables on page 216 analyse our life insurance underwriting risk exposures by type of contract.
The insurance underwriting risk profile and related exposures remain largely consistent with those observed at 31 December 2024.
Sensitivities
(Audited)
The following table shows the sensitivity of the CSM, profit and total equity of our insurance manufacturing subsidiaries to changes in non-
economic assumptions, after considering the impacts of reinsurance contracts held as risk mitigation.
These sensitivities are prepared in accordance with current IFRS
Accounting Standards.
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
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on CSM and profits.
The impact of changing insurance underwriting risk factors is primarily absorbed within the CSM, unless contracts are onerous in which case the impact is directly to profit. The impact of changes to the CSM is released to profits over the expected coverage periods of the related insurance contracts.
The 2025 sensitivities below exclude HSBC Assurances Vie (France)
following completion of its sale on 31 October 2025. Further details are provided on page 355.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to insurance underwriting risk factors
(Audited)
	Effect on CSM	Effect on profit after tax for the year	Effect on total equity
At 31 Dec 2025	$m	$m	$m
10% increase in lapse rates	(310)	(6)	(6)
10% decrease in lapse rates	322	3	3
5% increase in mortality and/or morbidity rates	(85)	(15)	(17)
5% decrease in mortality and/or morbidity rates	87	12	14
10% increase in expense rates	(48)	(14)	(14)
10% decrease in expense rates	49	12	12

At 31 Dec 2024
10% increase in lapse rates	(282)	(21)	(30)
10% decrease in lapse rates	297	23	36
5% increase in mortality and/or morbidity rates	(92)	(16)	(20)
5% decrease in mortality and/or morbidity rates	102	14	23
10% increase in expense rates	(66)	(11)	(15)
10% decrease in expense rates	68	12	15

HSBC Holdings plc Annual Report on Form 20-F
219

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Corporate
governance
report
In this report, which constitutes our Directors'
Report, we provide insights into our Group
governance practices and the systems and
policies in place that help ensure the Group
is well managed, with effective oversight
and controls.

220	The Board
224	Senior management
226	How we are governed
233	Board committees
249	Directors’ remuneration report
275	Share capital and other governance disclosures
280	Internal control
282	Employees
284	Statement of compliance

HSBC Holdings plc Annual Report on Form 20-F
220

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
The Board
The Board, which seeks to promote the Group’s long-term success, deliver sustainable value to shareholders and promote a culture of openness and debate, comprises diverse, high-calibre members who have experience in our global markets.
Group Chairman and executive Directors

Brendan Nelson (76)

Skills and experience: Brendan has extensive experience in financial services, gained through leadership positions at global firms and senior appointments on the Boards of global organisations.
from KPMG in 2010. He served as
non-executive Director on the Boards
of bp plc, from 2010 to 2021, and
NatWest Group plc, from 2010 to
2019. He was Chairman of the Audit
Committee at both companies.
Brendan is a qualified Chartered
Accountant. He was President of the
Institute of Chartered Accountants of
Scotland from 2013 to 2014. He was a
member of the Financial Services
Practitioner Panel and the Financial
Reporting Review Panel of the UK
Financial Reporting Council. He
currently serves as a non-executive
Director of HSBC UK Bank plc.
External appointments: –Chairman of BP Pension Trustees Limited –Director of the Institute of International Finance

Career: Brendan spent over 25 years
at KPMG LLP, where he was
admitted as a Partner in 1984. During
his time at KPMG, he held various
positions, including Global Chairman
of Banking and Global Chairman of
Financial Services. He served on the
KPMG UK Board, starting in 2000. He
became a Vice Chairman in 2006 – a
position he held until his retirement

Group Chairman Appointed to the Board: September 2023 Group Chairman since: October 2025

Georges Elhedery (51)

Skills and experience: Georges has
almost 30 years of experience in the
banking industry across Europe, the
Middle East and Asia, and has held a
number of executive roles at a
regional, global business and
functional level.

Head of Global Banking and Markets,
Middle East and North Africa; Chief
Executive Officer for HSBC, Middle
East, North Africa and Türkiye; Global
Head of Markets; and co-Chief
Executive Officer, Global Banking and
Markets based in London.

–Member of the UK-India CEO
Forum
–Member of the Semafor World
Economy Global Advisory Board
–Member of the Board of Directors
of the Peterson Institute for
International Economics
–Member of the World Bank
Private Sector Investment Lab
–Member of Advisory Board of The
China Children Development Fund
–Principal Member of The Glasgow
Financial Alliance for Net Zero
–Member of Financial Services
Task Force of the SMI

Career: Georges was appointed
Group CEO from 2 September 2024.
He most recently served as Group
CFO between January 2023 and
September 2024. Georges joined
HSBC in 2005 with extensive trading
experience in London, Paris and
Tokyo. He has since held a number of
senior leadership roles, including

External appointments:
–Member of Monetary Authority of
Singapore, International Advisory
Panel
–Member of the Asia Business
Council
–Member of the International
Business Leaders Advisory
Council (Beijing IBLAC)

Group CEO Appointed to the Board: January 2023

Manveen Kaur (known as Pam Kaur) (62)

Skills and experience: Pam has
extensive global banking experience,
gained over an almost 40-year career
with a number of global financial
institutions. She has performed many
senior roles in audit, business,
compliance, finance and risk
management.

Career: Pam was appointed Group
CFO on 1 January 2025. Prior to this,
she served as Group Chief Risk
Officer from January 2020 and
assumed responsibility for
Compliance in June 2021. She served
as Group Chief Risk and Compliance
Officer until December 2024. Prior to
joining HSBC in April 2013 as Group
Head of Internal Audit, Pam held
several senior positions including
Global Head of Group Audit for
Deutsche Bank; Chief Financial
Officer and Chief Operating Officer of
the Restructuring and Risk Division

for Royal Bank of Scotland Group plc;
Group Head of Compliance and Anti-
Money Laundering for Lloyds TSB;
and Chief Compliance Officer for
Citigroup International. Pam
previously served as a non-executive
Director of Centrica plc and Aberdeen
Group plc. She currently serves as a
non-executive Director of The
Hongkong and Shanghai Banking
Corporation Limited.

External appointments: –No external appointments

Group CFO Appointed to the Board: January 2025

Board committee membership key
  Committee Chair
  Group Audit Committee
  Group Risk Committee
  Group Remuneration Committee
  Nomination & Corporate
      Governance Committee
  Group Technology and Operations
      Committee
ÑFor full biographical details of our
Board members, see
www.hsbc.com/who-we-are/our-
people/board-of-directors.

HSBC Holdings plc Annual Report on Form 20-F
221

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
The Board
Independent non-executive Directors

Geraldine Buckingham (48)

Skills and experience: Geraldine is an experienced executive within the global financial services industry, with significant leadership experience in Asia.
Career: Geraldine is the former Chair
and Head of Asia-Pacific at
BlackRock, where she was
responsible for all business activities
across Hong Kong, mainland China,
Japan, Australia, Singapore, India and
Korea. After stepping down from this
role, she acted as senior adviser to
the Chairman and Chief Executive
Officer of BlackRock. She earlier
served as BlackRock’s Global Head of
Corporate Strategy, and previously
was a partner within McKinsey &
Company’s financial services practice.

External appointments:
–Independent non-executive
Director of Brunswick Group
Partnership Ltd
–Independent non-executive
Director of H.R.L. Morrison & Co
Limited
–Member of the Advisory Board of
the McKinsey Health Institute

Independent non-executive Director Appointed to the Board: May 2022

Wei Sun Christianson (69)

Skills and experience: Wei brings extensive banking and regulatory experience gained over a 30-year international career.
Career: Wei previously served as a
Senior Advisor at Morgan Stanley,
following her retirement in 2022 after
serving as Co-CEO, Asia Pacific since
2011. She was also CEO, Morgan
Stanley China from 2006 to 2022. Prior
to joining Morgan Stanley, Wei held
senior regulatory roles at the Hong Kong
Securities and Futures Commission,
where she was involved in drafting the
regulatory structure that enabled
companies from the People’s Republic
of China to be listed outside China.
External appointments: –Independent non-executive Director of LVMH Moët Hennessy Louis Vuitton SE

Independent non-executive Director Appointed to the Board: January 2026

Rachel Duan (55)

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
has previously served as a non-
executive Director of AXA S.A.
External appointments: –Independent non-executive Director of Sanofi S.A. –Independent non-executive Director of the Adecco Group AG –Independent non-executive Director of Kering S.A.

Independent non-executive Director Appointed to the Board: September 2021

Dame Carolyn Fairbairn (65)

Skills and experience: Carolyn has significant experience across the media, government and finance sectors, and a deep understanding of the macroeconomic, regulatory and political environment.
Career: An economist by training,
Carolyn has served as a partner at
McKinsey & Company, a member of
the UK prime minister John Major’s
Number 10 Policy Unit, and as Director-
General of the Confederation of British
Industry, and held senior executive
positions at the BBC and ITV plc. She
has extensive board experience, having
previously served as non-executive
Director of Lloyds Banking Group plc,
The Vitec Group plc, Capita plc and BAE
Systems plc. She has also served as a
non-executive Director of the UK
Competition and Markets Authority and
the Financial Services Authority.
External appointments: –Senior Independent Director of Tesco plc –Member of the Advisory Council of Frontier Economics

Independent non-executive Director Appointed to the Board: September 2021

HSBC Holdings plc Annual Report on Form 20-F
222

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
The Board

James Forese (63)

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
President, he was Chief Executive
Officer of Citigroup’s Institutional Clients
Group. He has held the positions of
Chief Executive of its Securities and
Banking division and Head of its Global
Markets business. He previously served
as non-executive Chairman of Global
Bamboo Technologies. Jamie currently
serves as non-executive Chair of HSBC
North America Holdings Inc.
External appointments: –No external appointments

Independent non-executive Director Appointed to the Board: May 2020

Ann Godbehere (70)

Skills and experience: Ann brings
deep financial acumen and extensive
financial services experience over a
30-year career spanning insurance,
retail and private banking, and wealth
management. She also provides
global perspectives, drawing upon
experiences and insights gained from
a long career in international
business.

Career: After joining Swiss Re in 1996,
Ann served as the company’s Chief
Financial Officer from 2003 to 2007.
She was also Interim Chief Financial
Officer of Northern Rock Bank from
2008 to 2009 in the period immediately
after its nationalisation. Ann also has
extensive board experience, including
with FTSE 100 companies, having
previously served as non-executive
Director of Prudential plc, British
American Tobacco plc, UBS AG, UBS
Group AG and as Senior Independent
Director of Rio Tinto plc and Rio Tinto
Limited. She currently serves as non-
executive Chair of HSBC Bank plc.
External appointments: –Non-executive Director and Chair of the Audit Committee of Stellantis N.V. –Non-executive Director and Chair of the Audit and Risk Committee of Shell plc

Independent non-executive Director Appointed to the Board: September 2023 Senior Independent Director: May 2024

Steven Guggenheimer (60)

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

External appointments:
–Independent non-executive
Director of BT Group plc
–Independent non-executive
Director of Leupold & Stevens, Inc
–Independent non-executive
Director of Forrit Holdings Limited
–Member of Advisory Board of
Quantexa Limited

Independent non-executive Director Appointed to the Board: May 2020

Dr José Antonio Meade Kuribreña (56)

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
Chief of Staff in the Ministry of Finance
and Public Credit. José is also a former
Director General of Banking and Savings
at the Ministry of Finance and Public
Credit, and served as Chief Executive
Officer of the National Bank for Rural
Credit. He currently serves as non-
executive Chair of Grupo Financiero
HSBC, S. A. de C. V, HSBC Latin
America Holdings (UK) Limited and of

HSBC Mexico, S.A., Institucion de
Banca Multiple, Grupo Financiero
HSBC.
External appointments:
–Independent non-executive
Director of Grupo Comercial
Chedraui, S.A.B. de C.V.
–Independent Member of the
Technical Committee of Fibra Uno
Administracion SA de CV
–Member of the Advisory Board of
the University of California, Centre
for US-Mexican Studies
–Member of the UNICEF Mexico
Advisory Board
–Independent non-executive
Director of Nemak, S.A.B de C.V

Independent non-executive Director Appointed to the Board: March 2019 Workforce engagement non-executive Director since: June 2022

HSBC Holdings plc Annual Report on Form 20-F
223

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
The Board

Kalpana Morparia (76)

Skills and experience: Kalpana is a skilled business leader with significant experience gained through a 45-year career in banking across Asia, primarily in India.
Career: Kalpana’s most recent
executive role was as Chair of J.P.
Morgan, South and Southeast Asia and
a member of J.P. Morgan’s Asia
executive committee, held until her
retirement in 2021. Before J.P. Morgan,
she was the Joint Managing Director of
ICICI Bank, India’s second-largest bank,
from 2001 to 2007. She has previously
served as a non-executive Director on
the boards of Hindustan Unilever
Limited, Dr.Reddy’s Laboratories Ltd
and Meesho Inc. Kalpana also serves as
a board and governing council member
of several non-profit organisations in the
education sector.

External appointments:
–Independent non-executive
Director of The Great Eastern
Shipping Company Limited
–Independent non-executive
Director of Philip Morris
International Inc
–Member of the Mentor Council of
the Institute for Sustainability,
Employment and Growth (ISEG
Foundation)

Independent non-executive Director Appointed to the Board: March 2023

Eileen Murray (67)

Skills and experience: Eileen has extensive knowledge in financial services, technology and corporate strategy from a career spanning more than 40 years.
Career: Eileen previously served as co-
CEO of Bridgewater Associates, LP.
Before this, she was CEO for
Investment Risk Management LLC, and
President and co-CEO of Duff Capital
Advisors. She also served as Chair of
the Financial Industry Regulatory
Authority. Eileen started her career at
Morgan Stanley, where she held
positions including Controller, Treasurer,
and Global Head of Technology and
Operations, as well as Chief Operating
Officer for its Institutional Securities
Group. She was also Head of Global
Technology, Operations and Product
Control at Credit Suisse.

External appointments:
–Independent non-executive
Director of Guardian Life Insurance
Company of America
–Chair of Broadridge Financial
Solutions, Inc
–Chair of Invisible Urban Charging
–Operating partner of Liberty City
Ventures

Independent non-executive Director Appointed to the Board: July 2020

Swee Lian Teo (66)

Skills and experience: Swee Lian
brings extensive experience within
the international financial services
industry, having previously spent over
27 years with the Monetary Authority
of Singapore (‘MAS‘).

Career: During Swee Lian’s time at the
MAS, she worked in foreign reserves
management, financial sector
development, strategic planning and
financial supervision, before she
became the Deputy Managing Director
for Financial Supervision. She retired
from the MAS in 2015 after serving as
Special Advisor, focused on MAS’s role
in the international regulatory
framework, in the Managing Director’s
office. Swee Lian previously served as a
non-executive Director on the boards of
AIA Group Limited, Singapore
Telecommunications Limited and the
Dubai Financial Services Authority.
External appointments: –Chair of CapitaLand Integrated Commercial Trust Management Limited –Director of Clifford Capital Pte Ltd –Chair of Singapore Post Limited

Independent non-executive Director Appointed to the Board: October 2023

Angela McEntee (49)

Skills and experience: Angela is a
qualified solicitor with extensive legal,
regulatory, risk, and corporate
governance experience. She has
significant expertise in the UK and
Hong Kong Corporate Governance
Codes and Listing Rules having
worked with the Holdings Board and
Management Committees since
joining HSBC.

Career: Prior to joining HSBC in 2020,
Angela held senior roles in the
Governance function at NatWest Group
plc including legal, governance,
regulatory affairs and compliance, latterly
providing support to the Board Risk and
Audit Committees, together with
oversight for regulatory engagement
and advice on individual accountabilities.

Group Company Secretary Appointed: January 2026
Former Directors who served during the year
Sir Mark Tucker retired from the Board on 30 September 2025
ÑFor full biographical details of our Board members, see www.hsbc.com/who-we-are/our-people/board-of-directors.

HSBC Holdings plc Annual Report on Form 20-F
224

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
The Board
Senior management
Senior management, which includes the Group Operating Committee, supports the Group CEO in the day-to-day management of the business and the implementation of strategy.
Richard Blackburn (60)
Group Chief Risk and Compliance
Officer
Richard was appointed Group Chief Risk
and Compliance Officer in April 2025,
having held the role in an interim
capacity since January 2025. With 36
years in financial services and over 20
years at HSBC, he has held several
senior positions including Regional Chief
Risk Officer for Europe and MENAT,
Chief Risk & Compliance Officer for
Global Banking and Markets, and Chief
Risk & Compliance Officer for Global
Commercial Banking.
Barry O’Byrne (50)
Chief Executive Officer, International
Wealth & Premier Banking
Barry was appointed CEO of
International Wealth and Premier
Banking in October 2024. He joined
HSBC in 2017 as Chief Operating
Officer for Global Commercial Banking
and became CEO of the business in
2019. Before HSBC, Barry spent 19
years at GE Capital where he held
various senior leadership roles,
including CEO and Chief Operating
Officer for GE Capital International.
Bob Hoyt (61)
Group Chief Legal Officer
Bob joined HSBC as Group Chief Legal
Officer in January 2021. He leads
HSBC’s global legal function, advising
the Board, Chief Executive and senior
management on legal and regulatory
matters. Bob previously held positions
in the US government as General
Counsel of the US Department of the
Treasury, and Associate Counsel to the
President.
Russell Jackson (42)
Group Head of Internal Audit
Russell Jackson was appointed Group
Head of Internal Audit in June 2025. He
is a standing attendee of the Group
Operating Committee. He joined HSBC
in 2023 as Group Head of Enterprise
Risk. Prior to joining HSBC, he served
as CEO of Fnality Services. He has also
previously held a range of risk and
regulatory roles at the Bank of England
and Prudential Regulation Authority.
David Liao (53)
Co-Chief Executive, Asia and
Middle East
David was appointed Co-Chief
Executive of the Asia-Pacific region in
2021, with his role expanding to cover
the Middle East in January 2025. Since
joining HSBC in 1997, he has held
many senior roles and now serves as
Chair of HSBC Bank (China) Company
Limited, and as a Director of Bank of
Communications Co., Limited and
Hang Seng Bank Limited.
David Lindberg (50)
Chief Executive Officer, HSBC UK
Bank plc
David was appointed CEO of HSBC UK
Bank plc in December 2025. With 27
years’ international banking experience, he
has led businesses in the UK, America and
Australia, focusing on retail, commercial
banking, and digital transformation. He
previously served as CEO of Retail Banking
at NatWest, CEO of Commercial and
Business Banking for Westpac Group,
CEO of Consumer Banking for Westpac
Group and other senior roles at CBA, ANZ
and First Manhattan.
Stuart Riley (51)
Group Chief Information Officer
Stuart was appointed Group Chief
Information Officer in February 2024.
He is responsible for leading the bank’s
technology strategy, enabling the
delivery of an efficient, resilient,
and innovative digital bank. Prior
to joining HSBC, he was Co-Chief
Information Officer of Citi and
previously held senior technology
roles at Deutsche Bank.
Michael Roberts (65)
Chief Executive Officer, HSBC
Bank plc, and Corporate and
Institutional Banking
Michael was appointed CEO of
Corporate and Institutional Banking and
Western Markets in January 2025, also
serving as CEO of HSBC Bank plc. He
previously led HSBC US and Americas
until December 2024. Before joining
HSBC in 2019, Michael spent over 30
years at Citigroup, holding senior roles
such as Global Head of Corporate
Banking and Capital Management.
Surendra Rosha (57)
Co-Chief Executive, Asia and
Middle East
Surendra was appointed Co-Chief
Executive of the Asia-Pacific region in
2021, with his role expanding to the
Middle East in January 2025. He is a
Director of The Hongkong and
Shanghai Banking Corporation Limited
and Saudi Awwal Bank. Since joining
HSBC in 1991, he has held senior
positions including Head of Institutional
Sales, Asia-Pacific and Chief Executive
for HSBC India.
Aileen Taylor (53)
Group Chief People & Governance
Officer
Aileen was appointed Group Chief
People & Governance Officer in
October 2024. Aileen joined HSBC in
2019 as Group Company Secretary and
Chief Governance Officer and became
Group Chief People & Governance
Officer in 2024. Prior to joining HSBC,
she spent 19 years at the Royal Bank
of Scotland Group, holding various
legal, risk and compliance roles.
Suzy White (49)
Group Chief Operating Officer
Suzy was appointed Group COO in
October 2024. With over 25 years at
HSBC, she has held numerous senior
roles including COO for Global Banking
and Markets, Regional COO for Global
Markets (Americas) and Chief Risk
Officer for Global Banking and Markets
and Commercial Banking in the US.
She is a Director of HSBC Bank
(Singapore) Limited.

Other Senior Management
who served during
the year:
–Jonathan Calvert Davies,
former Group Head of Internal
Audit and standing attendee of
the Group Operating
Committee, stepped down on
2 June 2025.
–John David (Ian) Stuart, former
Chief Executive Officer, HSBC
UK Bank plc stepped down as a
Group Operating Committee
member on 7 December 2025.
He assumed the role of Group
Customer and Culture Director
on 8 December and is a standing
attendee of the Group Operating
Committee.

HSBC Holdings plc Annual Report on Form 20-F
225

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Board and senior management diversity
We value difference
We believe that a diverse and inclusive Board, reflective of the communities we serve, is a critical component of effective decision-making and of developing a sustainable and successful business for HSBC.

Gender and ethnic representation
As at 31 December 2025, the Board met the targets set out within the
UK Listing Rule 6.6.6 (9) and FTSE Women Leaders Review. Female
representation on the Board was 62% and two women held senior
Board positions. The Board had six Directors who identified as being from an ethnic minority background. Following Wei Sun Christianson’s appointment on 1 January 2026, female representation increased to
64% and the number of Directors from ethnic minority backgrounds increased to seven.
The tables below outline the current gender and ethnic representation of the HSBC Holdings Board and executive management reflecting data gathered through self-identification as at 31 December 2025 in accordance with the requirements of UK Listing Rule 6.6.6 (10).
Gender identity

	Board members			Executive management[2]
	Number	%	Number of senior positions[1]	Number	%
Men	5	38	2	10	77
Women	8	62	2	3	23
Other	—	—	—	—	—
Not specified/prefer not to say	—	—	—	—	—
Ethnic background

	Board members			Executive management[2]
	Number	%	Number of senior positions[1]	Number	%
White British or other White (including minority-White groups)	7	54	2	9	69
Mixed/multiple ethnic groups	—	—	—	—	—
Asian/Asian British	4	31	1	3	23
Black/African/ Caribbean/Black British	—	—	—	—	—
Other ethnic groups	2	15	1	1	8
Not specified/prefer not to say	—	—	—	—	—
1Senior positions on the Board comprise the Group Chairman, Group CEO,
Group CFO and Senior Independent Director.
2Executive management comprises the Group Operating Committee members and the Group Head of Internal Audit.

Skills and experience
As it is essential to the effective governance of the Group, and the
Board’s oversight and challenge of management, the Board ensures that collectively and individually, the Board possess the necessary skills, knowledge, expertise and experience.
The summary provides an overview of the skills and experiences held by the non-executive Directors on the Board. This is based on the current skills matrix, which is reviewed annually by the Nomination &
Corporate Governance Committee to ensure that the Board has the skills and experience required to effectively discharge its duties and to support succession planning discussions. The skills and experiences of the newly appointed non-executive Director are also included in the summary.

11
8
9
7
4
5
6
3
9
Banking
Finance
Risk
Customer
Digital technology
Sustainability
Direct Asia market experience
Direct UK market experience
Global business experience
1.

HSBC Holdings plc Annual Report on Form 20-F
226

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

How we are governed
We are committed to high standards of corporate governance. The Group has in place a comprehensive range of policies and procedures to help ensure that its end-to-end governance is well managed, with appropriate and effective oversight and controls.

Board of Directors
A schedule of matters
reserved for the Board is
set out within its terms of
reference, which are
available at
www.hsbc.com/who-we-
are/our-people/board-of-
directors/board-
responsibilities.

The Board has overall, collective responsibility for the long-term success of the Group and delivery of sustainable value to shareholders. Led by the Group Chairman, the Board is responsible for, among other matters:
–approving the Group’s strategy and objectives, and monitoring the alignment of the Group’s purpose, strategy and values with the desired culture and standards;
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
–approving appointments to the Board and Board roles, and the remuneration of independent non-executive Directors;
–reviewing and approving changes to the Group’s overall corporate governance arrangements; and
–providing entrepreneurial leadership of the Group within a framework of prudent and effective controls, which enable risks to be assessed and managed.

The Board delegates oversight of certain matters to its committees, which are each chaired by a non-executive Director. Board committees provide regular reports on their activities and make recommendations to the Board. Only the Group Chairman and non-executive Directors are members of
Board committees. Details of committee memberships are in the Directors' biographies in 'The Board' section on pages 220 to 223. Terms of reference of the Board committees are available at www.hsbc.com/who-we-are/our-people/board-of-directors/board-committees.

Chairman’s Committee	An ad hoc committee which provides Board members with the opportunity to consider time-critical matters between scheduled Board meetings.
Group Audit Committee ('GAC')
Oversees matters relating to the Group’s internal controls, financial resourcing and reporting, internal and external audit, and whistleblowing arrangements. For more information, see the Committee’s report from page 236.

Nomination & Corporate Governance Committee	Oversees Board and senior management succession planning and monitors the corporate governance framework of the Group. For more information, see the Committee’s report from page 233.
Group Remuneration Committee
Responsible for reviewing and making recommendations to the Board, for approval by shareholders, on the Group remuneration policy and approving the remuneration of the executive Directors and other senior employees. For more information, see the committee’s report from page 249.

Group Risk Committee ('GRC')	Oversees and advises the Board on all risk-related matters, including financial and non-financial risks. For more information, see the Committee’s report from page 242.
Group Technology & Operations Committee ('GTO')	Oversees HSBC’s technology and operations strategies and monitors alignment with overall Group strategy. For more information, see the Committee’s report from page 246.
Other Governance Forums
Board Oversight Sub-Group: an informal mechanism whereby a
smaller group of Board members and management may meet on
an ad hoc basis to discuss emerging issues and upcoming Board matters. This Sub-Group is chaired by the Group Chairman.

Board Sustainability Working Group ('SWG'): supports the
delivery of the sustainability strategy and provides oversight and guidance in relation to the Group’s sustainability activities. The
SWG is comprised of four non-executive Directors. Further
information about SWG activities is on page 57.

The Board delegates day-to-day management of the business and delivery of strategy to the Group CEO. During the year, the Group CEO was supported in these responsibilities by the Group Operating Committee ('Group OpCo').

Group Operating Committee (Group OpCo)
Supports the Group CEO in the day-to-day management of the Group. Comprised of 12 members of senior management including infrastructure heads and the CEOs of each of our four business areas. The Group OpCo members are set out on page 224. The Group
OpCo operates under written terms of reference and its members report to the Board on matters as appropriate.

A number of committees support the Group OpCo by providing specialist oversight and guidance of the matters delegated to them. Such matters include restructuring and investment considerations, risk management and controls, financial reporting and disclosures.

Group Finance Management Meeting	Group Risk Management Meeting	Group Disclosure Committee	Acquisitions and Disposals Committee

HSBC Holdings plc Annual Report on Form 20-F
227

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
How we are governed
Board roles and responsibilities
The roles of Group Chairman and Group CEO are held by two different individuals. There is a clear division of responsibilities between the leadership of the Board by the Group Chairman, and the executive responsibility for day-to-day business management undertaken by the Group
CEO. A summary of director roles and their responsibilities is set out below. Full details are available at https://www.hsbc.com/who-we-are/our-
people/board-of-directors/board-responsibilities.

Roles	Responsibilities
Group Chairman
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

Group CEO
–Leads and directs the fulfilment of the Group’s purpose and strategy, in alignment with the desired culture and values as set by the Board.
–Leads the Group Operating Committee with responsibility for the day-to-day leadership and management of the Group, in accordance with the authority delegated to him by the Board.
–Maintains effective relationships with key internal and external stakeholders including the Group Chairman, the Board, customers, regulators, governments and investors.
–Maintains accountability for the Group’s compliance with applicable laws, codes, rules and regulations, good market practice and
HSBC’s own standards, value and policies.

Group CFO
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

Senior Independent Director
–Supports the Group Chairman, acting as intermediary for non-executive Directors when necessary.
–Leads the non-executive Directors in the oversight of the Group Chairman, supporting the clear division of responsibility between the Group Chairman and the Group CEO.
–Listens to shareholders’ views if they have concerns that cannot be resolved through the normal channels.

Non-executive Directors
–Provide input on the development of Group strategy.
–Challenge and oversee the performance of management in achieving agreed corporate goals and objectives.
–Contribute to the assessment and monitoring of culture.
–Maintain internal and external relationships with the Group’s key stakeholders.

Group Company Secretary
–Maintains strong and consistent governance practices at Board level and throughout the Group.
–Supports the Group Chairman in ensuring effective functioning of the Board and its committees and engagement between senior management and non-executive Directors.
–Facilitates induction and professional development of non-executive Directors.
–Advises and supports the Board and management in ensuring effective end-to-end governance and decision making across the
Group.

Operation of the Board
The Board is ordinarily scheduled to meet at least seven times a year.
In 2025, the Board held eight scheduled meetings, supplemented by two ad hoc meetings. The Board agendas are set by the Group
Chairman, supported by the Group CEO and the Group Company
Secretary.
The Board approved the appointment of Angela McEntee as Group
Company Secretary, with effect from 1 January 2026. Angela is a qualified solicitor with significant legal, regulatory, risk and corporate governance experience (for further details, read Angela's biography on page 223). Aileen Taylor, formerly the duly appointed Group Company
Secretary, remains in her role as Group Chief People & Governance
Officer.
The Group Chief People & Governance Officer, Group Chief Risk and
Compliance Officer and the Group Chief Legal Officer were regular attendees at Board meetings during the year. Other members of senior management were invited to attend to present specific matters. The
CEOs of our four business areas attended Board strategy sessions.
External presenters, including representatives from regulators, were invited to attend meetings to provide specialist input and context.
Governance practices are in place to enable Board and Board
committee meetings to operate effectively. Papers presented are expected to follow a template to ensure that Directors have the appropriate information to take informed decisions. Each template requires authors to describe any steps taken to engage with relevant stakeholders and explain the extent to which stakeholders are, or will be, impacted by the matter under consideration, and how this has influenced any recommendations to the Board or committee. The
Board receives regular reports from committee Chairs on key matters and discussions from committee meetings. The Group Chairman
meets with the non-executive Directors without the executive
Directors in attendance after Board meetings and otherwise, as necessary.
All Directors are encouraged to have contact with management at all levels and have full access to management information as needed.
Visits to local businesses are arranged for the Directors when they attend Board meetings in different locations, and when travelling for other reasons. Members of senior management often attend Directors’
engagements.

HSBC Holdings plc Annual Report on Form 20-F
228

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
How we are governed
Meeting attendance
Meeting attendance by Board and Board committee members in 2025 is shown below. Attendance is shown as the number of meetings attended out of the total number of meetings each person was eligible to attend during the year.

	Board of Directors[1]	Group Audit Committee	Nomination & Corporate Governance Committee	Group Remuneration Committee	Group Risk Committee	Group Technology & Operations Committee	General Meetings[2]
Group Chairman
Sir Mark Tucker[3]	7/7		6/6				1/1
Brendan Nelson[3]	10/10	9/9	8/8		8/8	6/6	1/1
Executive Directors
Georges Elhedery	10/10						1/1
Pam Kaur	10/10						1/1
Non-Executive Directors
Geraldine Buckingham[4,5]	9/10	8/9	8/8	1/1			1/1
Rachel Duan[4]	10/10	8/9	8/8	6/6			1/1
Dame Carolyn Fairbairn[4]	10/10		8/8	6/6	7/8		1/1
James Forese	10/10	9/9	8/8		8/8		1/1
Ann Godbehere	10/10	9/9	8/8	6/6			1/1
Steven Guggenheimer[2,4]	10/10		7/8		8/8	5/6	0/1
José Antonio Meade Kuribreña	10/10	9/9	8/8	6/6			1/1
Kalpana Morparia	10/10		8/8	6/6		6/6	1/1
Eileen Murray	10/10		8/8	6/6	8/8	6/6	1/1
Swee Lian Teo	10/10		8/8		8/8	6/6	1/1
1    The total number of Board of Directors meetings comprises eight scheduled meetings and two ad hoc meetings.
2    Comprised of the AGM held on 2 May 2025. Steven Guggenheimer was unable to attend the AGM due to personal circumstances.
3    Sir Mark Tucker retired from the Board with effect from 30 September 2025. Brendan Nelson was appointed Group Chairman on an interim basis with effect from 1 October 2025 and assumed the role on a permanent basis on 3 December 2025. Brendan Nelson attended seven Board meetings as an independent non-
executive Director and three Board meetings as Group Chairman.
4    Due to prior commitments, Geraldine Buckingham was unable to attend the Board meeting in March and the Group Audit Committee meeting in October, Dame
Carolyn Fairbairn was unable to attend the Group Risk Committee meeting in June, Steven Guggenheimer was unable to attend the Nomination & Corporate
Governance Committee and Group Technology and Operations Committee meetings in July, and Rachel Duan was unable to attend the Group Audit Committee
Meeting in September.
5    Geraldine Buckingham stepped down from the Remuneration Committee with effect from 31 January 2025.
Matters considered by the Board in 2025

Activities and areas of focus
Group strategy and business performance
–Agreed and monitored performance towards delivery of Group strategic priorities and reviewed and approved home market and global business strategies.
–Provided strategic input to the Group's refreshed ambition and oversaw operational and governance progress towards creating a more simple, agile and customer-centric organisation, including implementation of the new organisational design, our new
Leadership Principles and Group-wide leadership framework, How We Lead.
–Reviewed strategic growth opportunities, including detailed consideration of the proposal to privatise Hang Seng Bank Limited.
–Oversaw strategic disposals and targeted business reviews to support long-term, sustainable growth by focusing on areas of competitive strengths.
–Monitored the continued development of the Group's environmental, social and governance strategies, including oversight and approval of the Net Zero Transition Plan 2025, with the support of the Board Sustainability Working Group. ESG matters formed a regular part of Board discussions during the year with formal updates provided at six scheduled Board meetings.

Financials
–Reviewed and approved key disclosures, including the Annual Report and Accounts 2024, Interim Report 2025 and quarterly earnings releases.
–Reviewed and approved distributions, including dividend payments and share buy-backs.
–Approved renewal of the various debt issuance programmes.
–Reviewed and approved the Financial Resource Plan; oversaw resource allocation and investment decisions.
–Provided oversight of key accounting judgements, monitored ECLs and the impact of strategic transactions and significant litigation from an accounting perspective.

Risk, Regulatory and Legal
–  Reviewed and approved frameworks, control documents, core processes and legal and regulatory responsibilities including:
–the Group’s risk appetite statement;
–Individual Liquidity and Capital Adequacy Assessment Processes, Internal Climate Scenario Analysis, Group Internal Stress
Test, Bank Capital Stress Test and other stress testing;
–the Group’s Human Rights and Modern Slavery Statement;
–consideration of updates in relation to the Group’s recovery and resolution capabilities and related documentation, including testing;
–the PRA Operational Resilience self-assessment;
–risk data aggregation and risk reporting framework aligned to the Basel Committee on Banking Supervision 239 Principles;
–the efficacy of Model Risk Management (’MRM’) activities within HSBC;
–supervisory requirements, which included preparations in anticipation of new reporting requirements in respect of material controls, under the UK and Hong Kong Corporate Governance Codes that take effect for the company's financial year starting on 1 January 2026, and listing authority renewals;
–reviewed the legal implications of strategic transactions, and the impact of significant litigation faced by the Group; and
–PRA attendance at meetings and other engagements, including continued regular engagement in relation to leadership and organisational changes.

Technology	–Oversaw continued strategic alignment of the Group’s technology infrastructure, and the programme to simplify and enhance system resilience, and accelerate digital transformation across the bank.

HSBC Holdings plc Annual Report on Form 20-F
229

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
How we are governed

Activities and areas of focus
People & Culture
–Oversaw the Group’s refreshed ambition to become the most trusted bank globally, putting customers at the heart of everything we do, and the development of our six new Leadership Principles and the How We Lead framework.
–Received results of the employee Snapshot survey and employee Pulse surveys.
–Participated in deep-dive sessions on people matters including on the future state of the workforce.
–Participated in various workforce engagement activities and updates.

External	–External insights gained through presentations and talks by external parties, for example government officials and regulators.
Governance
–Oversaw development of our refreshed governance framework and operating rhythm.
–Approved the appointments of a new Group Chairman, independent non-executive Director and Group Company Secretary.
–Reviewed and approved Group policies, terms of reference and delegations of authority.
–Undertook an internal Board and committee performance effectiveness review.
–Participated in stakeholder engagement activities.
–Made recommendations to shareholders for approval at the 2025 AGM.
–Continued oversight of Director independence, external appointments and conflicts of interest.

Cultural oversight
The Board has responsibility for ensuring that HSBC’s culture is aligned with the Group’s purpose, values and strategy, and for assessing and monitoring how the desired culture has been embedded and is being sustained. Our culture is an enabler of our ambition and strategy, and we are committed to a high performance culture, where talented people can thrive, raising the standards of what we do every day for the benefit of our customers, colleagues, shareholders and communities.
During 2025, the Board oversaw the development and implementation of our new Leadership Principles and the launch of our new, Group-
wide leadership framework, How We Lead. The Leadership Principles set out our expectations for leaders across HSBC, and How We Lead provides the common leadership language, behaviours and tools to enable us to deliver better outcomes for our customers, colleagues and other stakeholders. A number of Board members supported the launch of How We Lead at our senior leadership event in June 2025 and the
Board received regular updates on the roll out and further development of the How We Lead framework.
A Board Culture Health Check has been developed and implemented to support the Board in assessing how leaders across the Group are embracing the Leadership Principles, and embedding the How We
Lead tools and language in authentic ways to improve outcomes. The
Board also received updates during the year from employee Pulse surveys designed to gauge employee awareness, sentiment, and understanding of organisational changes.
A management Advisory Group, led by the Group Chief People &
Governance Officer and the Group Customer and Culture Director, and
consisting of representatives from across our business areas and functions, has been established to support and advise on the delivery and implementation of How We Lead. Non-executive Directors attend
Advisory Group meetings on a rotating basis which provides them with greater insight into the Group’s cultural transformation and ensures there is alignment between the Board’s expectations on culture and management’s delivery and implementation.
The Group Customer and Culture Director role, reporting directly to the
Group CEO, was newly created during the year and has responsibility for ensuring that the customer’s voice is embedded at the heart of our strategy. Working closely with the Group OpCo, the Group Customer and Culture Director ensures that colleagues across the Group are equipped with the right skills and tools to support our customers and we can meet customers' needs through the development of market-
leading products and propositions.
The Group Chief People & Governance Officer provides a regular paper to the Board covering key priorities, updates and emerging areas of focus in people matters. Each scheduled Board meeting begins with a
’customer and culture moment’, at which examples of recent
customer, employee or other stakeholder activities and interactions which demonstrate ways of working, perspectives and other insights into culture across the Group are presented.
The Board receives further cultural insights from the results of our all-
employee Snapshot survey and broader management reporting, which provides key data indicators, including on peoples' behaviours, sentiment and business outcomes.
The governance structure supporting the Board further facilitates effective oversight of key people and culture matters. Through the work of the Group Audit Committee, the Board monitors the nature of risk and control culture across the Group and sees the impact of its policies and practices and how they are embedded, through reports on matters such as whistleblowing, code of conduct breaches and investigations (for further information see the Group Audit Committee
Report on page 236).
For information about the Board's engagement with our workforce and other stakeholders see pages 29 and 229.
Governance framework
The governance framework and operating rhythm at HSBC has been reviewed and reshaped during the year to support the creation of a simpler, more dynamic organisation. By meaningfully simplifying governance processes we aim to promote greater clarity and individual accountability, and thereby enable more efficient decision-making. The
Group-level formal governance structure has been streamlined to increase focus on individual accountability of decision-makers and their delegates, and this approach has been cascaded throughout the organisation.
In some instances, governance committees and forums have been combined or demised to create more focused and strategic governance pathways. The ESG Committee, Group People Committee and the
Change Prioritisation & Oversight Committee were demised. The
Holdings Asset & Liabilities Committee became a management
committee, reporting to the Group Finance Management Meeting. A summary of the Group governance framework as at the date of this report is set out on page 226.

The Board’s engagement with the
workforce
The Board acknowledges the importance of engaging with the Group's workforce through various forums. Such interactions enable the Board to gain insights that inform their discussions and decision making. They also offer colleagues a platform to share ideas and feedback on matters important to them. While all Directors are responsible for engaging with the workforce, José Meade serves as the Board's dedicated non-
executive Director for workforce engagement. He provides oversight of the Group's workforce engagement programme and acts as a central point for workforce interactions. This role facilitates meaningful, inclusive dialogues and ensures that employees' voices are considered in Board decisions where appropriate.

97	20,300
Virtual/physical sessions attended by non-executive Directors	Number of employees engaged physically/virtually

8	56
Countries where in-person engagement took place and many more virtually	Virtual/physical sessions attended by workforce engagement non-executive Director

HSBC Holdings plc Annual Report on Form 20-F
230

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
How we are governed
Workforce engagement programme and activities during 2025
The Board agreed an annual workforce engagement programme to support the Directors’ understanding of the views of the wider workforce. This was developed with input from the dedicated non-
executive Director for workforce engagement and the Group Chief
People & Governance Officer, and was designed to provide Directors with opportunities to engage with colleagues across the Group. In keeping with previous years, two primary mechanisms were used for this engagement: organising events for Board members during Board travel or as individual Director location allowed; and offering Board members opportunities to attend pre-existing Group employee events scheduled during the year. Structuring the programme this way allowed the Board to meet a diverse group of colleagues and participate in a broad range of engagements globally. By utilising pre-existing employee events, the Board was able to gain organic insights into employee and management interactions. Employee engagements
were held in various formats: in-person meetings and larger-scale events, including town halls and virtual formats.
Given the organisational changes during the year, the programme for
2025 was anchored to our Group purpose, strategy, values and ambition which complemented the cultural transformation taking place through the Group. Further details of the cultural transformation are set out on page 229.
A key component of the 2024 workforce engagement programme was visits to Global Service and Technology Centres, given the critical role they play in supporting the wider HSBC business to deliver its strategy.
This remained a priority during 2025 and visits were scheduled to
Mexico City and Pune, and through discussions, floor walks, fireside chats and town halls, the Board gained deeper insights into the work of these centres.
José Meade provided regular reports to the Board on the outputs and key themes arising from engagements, which aided Board discussions and decision making. During the year, José Meade also attended the
Group OpCo and the Chairman’s Forum to share key insights and issues raised during employee engagements. This enabled open dialogue with senior executives and other Group subsidiary chairs and ensured management considered and took timely action in response to colleague feedback. In addition, this provided the opportunity for the executives to provide input and share feedback with José Meade to take forward when considering future engagements.
Key themes included the impact of organisational changes, talent development and inclusion in the workplace. These themes shaped conversations between colleagues and Board members and have
informed planning for the 2026 workforce engagement programme, ensuring events are targeted to reflect these key topic areas.
Each of the Board members continued to sponsor at least one of our
Global Employee Resource Groups (’ERGs’). During 2025, the Directors
met with their respective ERGs to discuss the ERGs’ strategy for the year and upcoming priorities. Directors were also invited to take part in other ERG events where possible, and every effort was made to facilitate local ERG members meeting their aligned Director during planned Board travel.
Set out below is a selection of workforce engagement events that were held in 2025, attended by José Meade and other Board members.

Strategy
–Directors met with colleagues in branch to experience how customers are supported through the UK branch network.
–Attended a listening session with a small group of UK-based managers to gain insights into experiences on performance and reward matters.
–Directors completed a floor walk of the Hang Seng Bank flagship branch to engage with colleagues.
–Met with wealth management Hong Kong colleagues to gain a deeper understanding of wealth management and digital capabilities in Hong Kong.
–Visited the Pune HSBC Technology Centre.
–José Meade visited the HSBC Korea office and met with colleagues to gain a better understanding of the region.
–Directors attended various exchange sessions in London to hear the employee voice on the business reorganisation and cultural transformation.

Inclusion
–An engagement session was held with colleagues who were part of the
EmpowHER and Solaris networks to discuss inclusion and development.
–Directors attended an interactive session to trial the UK Wellbeing initiative,
Empathy Box, an immersive learning experience designed to help colleagues better understand vulnerabilities through emotive experiences.
–An engagement session was held with a small group of Pride ERG members during Pride Month.
–Attended a virtual event to celebrate 15 years of Balance ERG.
–José Meade engaged with US-based ERG leaders to discuss business topics, employee sentiment and ERG contribution in the US.

Talent development
–A number of Directors attended the Senior Leaders Event in Nansha which launched the How We Lead framework.
–An engagement session was held with HSBC India leadership.
–Attended exchange sessions with UK-based graduates and degree apprentices to hear about their experiences with HSBC.
–Attended an exchange session with Hong Kong-based graduates to hear about their experiences with HSBC.
–Met with a small group of AI Ambassadors to discuss the education opportunities in technology across the business.
–José Meade joined a How We Lead event held in Mexico City as part of the roll out of the new How We Lead framework to senior leaders.

“Given the organisational changes during
the year, the programme for 2025 was
anchored to our Group purpose, strategy,
values and ambition, which
complemented the cultural transformation
taking place through the Group.“
José Meade, Dedicated Workforce Engagement NED

José Meade, Geraldine Buckingham and Kalpana Morparia at an exchange session with UK-based degree apprentices London, April 2025	Fireside chat with Kalpana Morparia and the EmpowHER and Solaris networks London, April 2025

HSBC Holdings plc Annual Report on Form 20-F
231

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
How we are governed
Board induction and training
The Board recognises the importance of induction and training for its
Directors. To ensure Directors’ contributions to the Board remain informed and relevant, all Board members receive appropriate training, both individually and collectively, throughout their tenure.
The Group Company Secretary works with the Group Chairman to ensure that, on appointment, new Directors are provided with tailored and comprehensive induction programmes appropriate to their
individual experiences and needs, including the process for managing actual and potential conflicts of interest. Board induction programmes are conducted through formal briefings and introductory sessions with other Board members, senior management, legal counsel, auditors, tax advisers and regulators, as appropriate. Topics covered in the induction programme include but are not limited to: purpose and values; culture and leadership; governance and stakeholder management; Directors’
legal and regulatory duties; recovery and resolution planning; anti-
money laundering and anti-bribery; technical and business briefings;
and strategy.
The induction process is often initiated before appointment to allow each new Board member to contribute meaningfully from appointment.
The structure of the induction supports good information flows between the Board and its committees, as well as between senior management and non-executive Directors, providing a clear
understanding of our culture and way of operating.
As part of the transition to Group CFO, Pam Kaur completed an induction and development plan which was overseen by the
Nomination & Corporate Governance Committee.
Prior to her appointment as a non-executive Director, Wei Sun
Christianson received relevant training and legal advice from a firm of solicitors on 8 December 2025. Following this training, Wei Sun
Christianson confirmed her understanding of her obligations
as a director of a listed issuer pursuant to Rule 3.09D of the Hong Kong
Listing Rules. As part of her continued onboarding, Wei Sun
Christianson will be provided with a tailored induction, which takes into account her listed directorship experience.
The approach to Director training is agreed annually by the Nomination
& Corporate Governance Committee. Training sessions are facilitated by both internal subject matter experts and by external presenters.
During the year Board training sessions included the following key topics; financial crime, recovery and resolution, and internal controls.
Members of Board committees receive relevant training, as
appropriate. Further details on any specific training commissioned by
Board committees can be found in the respective committee reports from page 233 onward. Directors may take independent professional advice at HSBC’s expense.
Directors were issued with training modules, which mirrored the mandatory training undertaken by employees. During 2025, this training covered topics including risk management, operational resilience, health and safety, well-being, cyber-security, financial crime, AI and data protection.
During the year, non-executive Directors discussed individual development areas with the Group Chairman as part of their
performance discussions. The Group Company Secretary makes
appropriate arrangements for any additional training needs identified using internal resources, or otherwise, at HSBC’s expense.
Board Directors who serve on principal subsidiary boards receive training that is pertinent to circumstances and context relevant to those boards. For further information, see ’The role of principal subsidiaries’
on page 232.

Directors’ induction and ongoing development in 2025
Director	Strategy and performance[1]	Risk management and controls[2]	Corporate governance, ESG and other reporting matters[3]
Geraldine Buckingham	◆	◆	◆
Rachel Duan	◆	◆	◆
Georges Elhedery	◆	◆	◆
Dame Carolyn Fairbairn	◆	◆	◆
James Forese	◆	◆	◆
Ann Godbehere	◆	◆	◆
Steven Guggenheimer	◆	◆	◆
Pam Kaur	◆	◆	◆
José Antonio Meade Kuribreña	◆	◆	◆
Kalpana Morparia	◆	◆	◆
Eileen Murray	◆	◆	◆
Brendan Nelson	◆	◆	◆
Swee Lian Teo	◆	◆	◆

◆	Matter considered	◆	Matter not considered
1Directors received weekly updates on key business updates, performance metrics, investor relations and regulatory matters. Directors also had the opportunity to attend town halls and business function events regionally.
2    Directors received risk and control training and briefings. Examples of specific sessions held in 2025 included: ’Recovery and Resolution’, ‘Internal Controls’ and
‘Financial Crime’.
3    Directors received development updates at Board meetings on: ’Board stakeholder engagement’ and ESG matters including regulatory changes. Directors received additional training through their attendance at forums such as the Chairman’s Forum, Remuneration Committee Chairs’ Forum and the Global Non-
Executive Director Update.

Board and committee performance review
Performance reviews are an important part of effective governance and support the operation of the Board and its committees.
The 2025 Board and committee performance review was facilitated internally by the Group Chief People & Governance Officer and Group
Governance. This followed two externally facilitated reviews in 2023 and 2024.
The 2025 review, which consisted of a questionnaire, supplemented by interviews with each Director and relevant senior management and advisers, focused on three key themes:
–Progress against findings from the 2023 and 2024 reviews: all actions arising from these reviews were considered to have been effectively delivered.
–Oversight of the organisational changes: reporting to the Board was considered to have been thorough and transparent, allowing

HSBC Holdings plc Annual Report on Form 20-F
232

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
How we are governed
Directors to effectively oversee and challenge management on progress against commitments.
–Oversight of the work to implement a high performance culture and the How We Lead framework: the Board’s oversight of and
engagement with How We Lead was valued, and the introduction of a Board culture health-check was agreed, which will support the
Board in discharging its oversight responsibilities.
The outputs from the review were presented to the Board and its committees in December 2025. Overall, the review concluded that the
Board and its committees continued to operate effectively. The review did not identify any material notable areas for improvement, however, the Board have agreed to focus on three areas of potential
enhancement to help further improve effectiveness and performance:
–Board reporting: the Group Company Secretary has been tasked with exploring the use of AI tools to help with report preparation, as well as to enable Directors to review and analyse information within meeting packs, to improve the consistency and impact of reports across the Board and its committees.
–Stakeholder engagement: the Board agreed to review its approach to stakeholder engagement, to ensure that this continues to be valuable and to provide insights that inform oversight, challenge and decision-making by the Board. Opportunities to further enhance the
Board’s alignment and connectivity with Principal Subsidiary boards will also be considered.
–Board and Board committee composition: the Nomination &
Corporate Governance Committee will lead a refreshment of longer-
term succession planning for key Board roles, which will consider the technical and experiential capabilities required to ensure that the
Board and its committees continue to function effectively in both the short and longer term.
The former Group Chairman and his interim successor met with each
Director individually during September 2025 in relation to their individual performance and development. No performance review was conducted for the Group Chairman owing to the retirement of Sir Mark Tucker, and the process to identify a permanent successor for the Group
Chairman role, which was ongoing at the time of the review.
The Group Company Secretary will work with the Board and Board committee Chairs to implement the agreed areas for enhancement over the course of 2026.

Subsidiary governance
We are committed to maintaining high standards of corporate
governance throughout the Group. All subsidiary boards and their respective businesses are required to have in place effective governance arrangements which have regard to the businesses’
nature, size, location and the sectors in which they operate.
The subsidiary accountability framework
The subsidiary accountability framework aims to balance appropriate governance oversight by the Group with each subsidiary’s local legal and regulatory requirements. The framework supports the Group in promoting effective governance arrangements across its subsidiaries by:
–setting out high-level principles and expectations which emphasise best practice governance;
–ensuring a consistent and proportionate approach to corporate governance arrangements; and
–ensuring a shared and consistent understanding of the Group’s strategic objectives, culture and values.
Group subsidiary board composition is kept under review as part of succession planning. See the Nomination & Corporate Governance
Committee report on page 233 for information regarding the
succession plans of principal subsidiaries.
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
Representatives from principal subsidiaries attend the Board and its committee meetings for relevant topics, including when the Board holds meetings outside of the UK. The Chairs of principal subsidiary risk and audit committees are invited to attend relevant Group committee meetings. Attendance and participation at these meetings supports subsidiary directors’ understanding of the challenges facing the Group and helps to identify common challenges and facilitate the sharing of lessons learned.
The Group Chairman interacts regularly with the chairs of the principal subsidiaries, including through the Chairman’s Forum. The Chairman’s
Forum comprises the chairs of each of the principal subsidiaries, the
Group’s Senior Independent Director, the chairs of the Group’s audit, risk and remuneration committees, and where relevant, the Group
CEO, other non-executive Directors and members of executive
management, advisers and/or external experts.
In 2025, the Chairman’s Forum covered topics such as strategic planning and reporting, geopolitical issues and macroeconomic outlook, shareholder engagements, Group-wide connectivity of non-executive
Directors, technology and innovation developments, How We Lead, workforce engagement and financial performance. The principal subsidiaries are:

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
The Bank Director Programme, launched in 2022, is designed to prepare HSBC executives and senior managers to assume roles as internal non-executive directors on our subsidiary boards. Over 40 delegates have completed the programme and many have now served as internal non-executive directors on Group subsidiary boards.
Our Bank Chair Programme took place in late 2024 and early 2025 with attendees comprising subsidiary board and committee chairs from across the Group. The programme focused on developing our ‘chairs of the future‘ and equipping them to lead ‘best-in-class’ subsidiary boards and committees at HSBC. The programme covered a range of topics with a future focus including regulation, subsidiary governance, culture, customers, building a future-focused board, climate, transformation, AI and geopolitics.
Our annual Global Non-executive Director Update is another way we engage and connect with subsidiary directors to provide updates and share knowledge. Over 160 attendees joined our 2025 session where topics included strategy and performance, the external environment and culture.

HSBC Holdings plc Annual Report on Form 20-F
233

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Nomination & Corporate Governance
Committee

“Continuing to strengthen the succession plans for key roles, in line with the short- and long-term needs of the Board and wider Group, remains a key priority for me and the Committee this year.“
Brendan Nelson Chair Nomination & Corporate Governance Committee

For Board committee membership, see Board biographies on pages 220 to 223 and for meeting attendance in 2025 see page 228.

Key responsibilities

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

I am pleased to present the Nomination & Corporate Governance
Committee report, my first since succeeding Sir Mark Tucker as Group
Chairman.
The Committee’s immediate priority is to identify successors for Ann
Godbehere as Senior Independent Director, as well as my successor as
Chair of the Group Audit Committee.
As previously announced, following the successful completion of the
Group Chairman succession process, Ann Godbehere, who led the process as Senior Independent Director, informed the Board of her decision to step down from the Board at the conclusion of our 2026
AGM. Ann leaves with our very best wishes and thanks for the considerable commitment she made over her time on the Board.
While we have made good progress over the past two months and considered both internal and external candidates for the Group Audit
Committee Chair and Senior Independent Director roles, we are not yet in a position to confirm the outcome of these processes. We continue to work at pace and will provide an update in due course. We expect to announce the appointments – and for them to take effect – following the conclusion of our 2026 AGM on 8 May 2026, subject to completion of the regulatory approval process.
This means that I will continue to hold the role of Chair of the Group
Audit Committee for a further period. While this has not been and is not in accordance with Provision 24 of the UK Corporate Governance Code, the Board has determined at all relevant times that it was in the best interests of the Group and its stakeholders that I maintain my role as
Group Audit Committee Chair to allow for a permanent successor to be appointed and to provide continuity of oversight.
During the year, we also welcomed Wei Sun Christianson to the Board from 1 January 2026. Her appointment enhances the Board’s collective experience of the business, cultural and regulatory context of key markets, specifically Hong Kong and mainland China. We look forward to benefiting from the insights and perspectives Wei will bring to the
Board’s deliberations.
I am pleased to confirm that the 2025 Performance Review concluded that the Committee continued to discharge its duties effectively.
Additional details on the annual review of the Board and the
Committee’s effectiveness can be found from page 231.
Finally, there was significant change to senior leadership as part of the reorganisation of the Group around its four core businesses in line with our strategy. The focus throughout 2025 has been on overseeing the rebuild of succession plans for key roles, which has been led by
Georges Elhedery and Aileen Taylor.
My thanks to my fellow Directors for their commitment to our efforts to develop talent and future leaders, as evidenced through their mentoring relationships with senior talent. This has provided excellent exposure to our senior talent, and has contributed to more informed discussions on the strength of our succession bench.
Brendan Nelson
Chair of the Nomination & Corporate Governance Committee

HSBC Holdings plc Annual Report on Form 20-F
234

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Nomination & Corporate Governance Committee
Committee governance
The Group Chief People & Governance Officer attended all Committee meetings during the year. She supported the Group Chairman in ensuring that the Committee fulfilled its responsibilities under its Terms of Reference and in line with corporate governance best practice, and also presented on succession and development activity for the Group
OpCo and other key senior management roles. The Group CEO also regularly attended Committee meetings throughout the year.
The Committee retains the support of various executive search firms to assist with its objectives in relation to Board succession planning and appointments. Russell Reynolds Associates (‘RRA’), provided support to management on senior management succession and recruitment. In addition, RRA, Christoph Zeiss Partners (‘CZ Partners’) and MWM
Consulting (‘MWM’) provided support to the Committee on Board succession and recruitment. RRA, CZ Partners and MWM have no other connection to the Group or with members of the Board other than to support on the Board and senior management succession and recruitment.
Board composition and succession
Following the appointments during 2024 of Georges Elhedery as Group
CEO and Pam Kaur as Group CFO, the Committee’s primary focus during the year was on succession planning for the Group Chairman role.
Sir Mark Tucker joined the Board on 1 September 2017 and assumed the role of Group Chairman on 1 October 2017. The Committee
commenced active succession planning for the Chairman role in Q4
2024 after Sir Mark had served for seven years. On 1 May 2025, the
Group provided an update on the succession process the Committee was undertaking. On 6 June 2025, the Group announced that Brendan
Nelson would assume the role of Interim Group Chairman upon Sir
Mark’s retirement from the Board on 30 September 2025. Brendan joined the Board in September 2023.
The PRA and FCA granted regulatory approval for Brendan Nelson as
Group Chairman in advance of his appointment as Group Chairman on an interim basis effective 1 October 2025. A thorough handover process, in accordance with regulatory expectations, was undertaken with Sir Mark in advance of Brendan’s assumption of the role. He also underwent a tailored induction plan to ensure he was equipped to fulfil the role. This focused on refreshing and developing new relationships with key external stakeholders, particularly investors in Asia.
On 3 December 2025, Brendan was appointed Group Chairman having held the role on an interim basis since 1 October 2025. This decision followed a robust process that considered both internal and external candidates and regulatory approval.
Group Chairman succession
In preparation for Sir Mark Tucker’s retirement, the Committee, led by the Senior Independent Director, proactively commenced the process to identify his successor in Q4 2024. Key steps in the Group Chairman succession process included:

Appointment of external search adviser	Establishment of a sub- group of the Committee

Candidate interviews with Committee members	Agreement of the role profile and success criteria

Presentations to Committee and Q&A	Feedback collated and discussed by the Committee

Consideration of implications on existing HSBC responsibilities	Decision on preferred candidate

Regulatory engagement and application	Announcement of appointment of Brendan Nelson as Group Chairman

The Committee (other than Brendan Nelson who was recused)
selected Brendan Nelson as the preferred candidate, subject to regulatory confirmation. Following engagement with the PRA and FCA, the Board approved Brendan Nelson’s appointment as permanent
Group Chairman effective immediately, as announced on 3 December
2025.
The Board determined at all relevant times that it was in the best interests of the Group for Brendan to continue in role as Chair of the
Group Audit Committee and that for all applicable purposes he satisfied the requisite tests of independence.

HSBC Holdings plc Annual Report on Form 20-F
235

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Nomination & Corporate Governance Committee
Other key board succession decisions
The Committee continued to keep the composition of the Board and of its committees under review, with assessments focused on the skills, knowledge, and experience necessary to oversee, challenge and support management, in the achievement of the Group’s strategic and business objectives.
Following a recruitment process for a new Director, which prioritised further strengthening the Board’s banking experience and deep business and cultural expertise across Asia, Wei Sun Christianson was appointed to the Board with effect from 1 January 2026. Wei met with members of the Board, including the Group CEO and the feedback from these meetings then informed the Committee’s recommendation to the Board for her appointment. Wei brings extensive banking and regulatory experience gained over a 30-year international career. Her biography can be found on page 221.
The Committee remains focused on identifying successors for the
Senior Independent Director and Chair of the Group Audit Committee
roles. Good progress has been made in considering and assessing both internal and external candidates. The Committee will continue to engage with regulators in relation to the necessary regulatory approvals and has full confidence that an announcement will be made in time to allow for the appointments to take effect from the conclusion of the
2026 AGM.
As set out in last year’s report, the appointment term of José Meade,
Workforce Engagement non-executive Director, was extended to the
2026 AGM. During 2025, the Committee considered the future needs of the Board, and the performance and contributions of José, and agreed a further extension to the 2027 AGM, subject to his re-election by shareholders. This reflects José’s contributions, and leadership in enhancing the Board’s understanding of the views of the workforce. It is the Board’s strong belief that this extension of José’s appointment, given his performance and contributions to the Board, is in the best interests of the Group and its stakeholders.
During 2026, the Committee will conduct a thorough review of the size and composition of the Board committees. This review will look to undertake the effective use of the skills and expertise of the Directors, and to continue to enable effective support and challenge by the respective committees.
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
The Board’s diversity and inclusion policy was updated in December
2025, and is available at https://www.hsbc.com/who-we-are/our-
people/board-of-directors/board-responsibilities. Further details on the
Board’s diversity data can be found on page 225.
Senior executive succession and
development
Following Georges Elhedery’s appointment as Group CEO and Pam
Kaur’s appointment as Group CFO the Committee monitored and
received updates on their induction and development plans.
Given the new, simpler organisational structure, the Committee approved updated succession plans for the Group Operating
Committee members. These reflected continued efforts to support the development and progression of diverse talent and promote the long-
term success of the Group. This included future internal and external succession options for the Group CEO, to ensure that the Committee has a robust and actionable succession plan when required.
When considering internal succession plans, the Committee received updates on individual development plans that supported alignment to key priorities and career trajectory, as well as exposure to Board and
Group Operating Committee members.
Since the last report, the Committee oversaw and approved several changes to the senior leadership team. These included the
appointment of the permanent Group Chief Risk and Compliance
Officer, the Group Head of Internal Audit and the CEO of HSBC UK
Bank plc. These appointments completed the work on building a Group senior leadership team that will drive the Group’s strategy into the future.
Subsidiary governance
In line with the subsidiary accountability framework, the Committee continued to oversee the corporate governance and succession arrangements across the principal subsidiary portfolio. Additional details on the subsidiary accountability framework are set out on page 232.
The Committee continued to oversee principal subsidiary composition and succession planning through the annual review of Board
succession plans.
In order to further strengthen connectivity between the Board and the most significant subsidiary boards in the Group, the Committee recommended that José Meade be appointed to the Grupo Financiero
HSBC, S. A. de C. V., HSBC Latin America Holdings Limited and HSBC
Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC.,
boards. The Committee is confident that these appointments will further enhance governance arrangements and connectivity.

HSBC Holdings plc Annual Report on Form 20-F
236

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Group Audit Committee

“As Chair, I’m pleased with the Committee’s commitment to robust oversight and transparent reporting. Together, we’ve strengthened internal controls and deepened collaboration across the Group.“
Brendan Nelson Chair Group Audit Committee

For Committee membership, see Board biographies on pages 220 to 223 and for meeting attendance in 2025, see page 228.

Key responsibilities

The Group Audit Committee (’GAC’) has non-executive
responsibility for the oversight of matters relating to financial reporting and internal controls. The GAC’s key responsibilities include:
–monitoring the integrity of financial statements;
–reviewing the Group’s financial and accounting policies and practices;
–monitoring the effectiveness of the internal control
environment;
–monitoring and reviewing the effectiveness of the Global
Internal Audit function; and
–oversight and remuneration of the external auditor and making recommendations to the Board on the appointment of the
external auditor.

I am pleased to introduce the GAC report, my second as Chair, and thank the Committee members for their contribution and support during 2025. The key matters considered by the Committee are set out below.
Financial and regulatory reporting
The GAC received regular updates from the Group CFO and Global
Financial Controller on key financial reporting issues and the related management judgements. These included spending significant time on the appropriateness and clarity of the Group’s market guidance, including in relation to returns, costs and expected credit losses (‘ECL’).
Given the uncertain global macroeconomic environment, the GAC carefully considered its disclosures on ECL, in particular those relating to the Group’s exposure to the mainland China and Hong Kong
corporate real estate sectors. The GAC also provided close oversight of the disclosure risks associated with sustainability and climate reporting, and related controls. This included its review of the Net Zero Transition
Plan which was published in November 2025.
The GAC focused on monitoring the programme of work designed to enhance the quality and reliability of regulatory reporting and align with
HSBC's internal standards and external regulatory expectations. This included regular updates from management, focused review meetings to guide short- and medium-term delivery plans, and meetings with external parties.
The Financial Reporting Council ('FRC') undertook a Corporate
Reporting Review of HSBC’s Annual Report and Accounts 2024, and
we are pleased to report that no formal matters were raised.
Internal controls
The GAC has an important role in monitoring and overseeing the control environment, taking into account the external operating environment and following the Group's recent reorganisation.
Enhancing the control environment for the Group’s regulatory reporting obligations remains a central focus and ongoing priority for both management and our regulators globally.
Throughout the year the GAC oversaw ongoing enhancements in this area, supported by the Group Chief Control Oversight Office. This included work to support preparations for the Board's declaration on the effectiveness of material controls, which HSBC will be required to include in the Annual Report and Accounts 2026, under the UK and
Hong Kong Corporate Governance Codes.
Connectivity within the Group
Ensuring strong connectivity between the Group and its subsidiaries is an important aspect of the GAC’s oversight model, and has been a key feature over the past few years. I have spent time with several of the subsidiary audit committee chairs, both individually and as part of plenary sessions, encouraging their participation in Group-wide discussions including in relation to regulatory reporting. Ongoing, regular engagement with our subsidiary audit chairs will continue to be an important part of the GAC’s governance practices.
Global Internal Audit
We welcomed Russell Jackson as the new Group Head of Internal
Audit, effective 3 June 2025. The handover was supported by myself and the other GAC members, and we extend our gratitude to Jonathan
Calvert-Davies for his dedication to the role since 2019.
Engagement with the Global Internal Audit function continued
throughout the year, with the GAC receiving regular updates. Following the positive outcome of the External Quality Review of the Global
Internal Audit function conducted in 2024 by Deloitte, an internal review under the Global Professional Practices Quality Assurance and
Improvement Programme in 2025 confirmed Global Internal Audit’s ongoing general conformance with the Institute of Internal Auditors
Standards.
Committee performance
Finally, I was pleased that the annual review of the GAC’s performance concluded that the Committee continued to operate effectively. Further details of the review can be found in the 'Board and committee performance review' section on page 231.
Brendan Nelson
Chair of the Group Audit Committee

HSBC Holdings plc Annual Report on Form 20-F
237

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Audit Committee
How the Committee discharged its responsibilities
Financial reporting
The GAC is responsible for reviewing the Group’s financial reporting disclosures, including the Annual Report and Accounts, Interim Report, quarterly earnings releases, analyst presentations and Pillar 3 disclosures.
Furthermore, as an area of expanded assurance, the GAC, supported by the Group Disclosure Committee, provided close oversight of disclosure risks in relation to sustainability and climate reporting, and related controls.
As part of its review, the GAC:
–challenged and evaluated management’s application of accounting policies subject to critical estimates and judgements and material areas in which significant accounting judgements were applied;
–reviewed and challenged management’s judgements and
disclosures in relation to impairment reviews of HSBC’s investment in Bank of Communications Co., Limited, performed using a value-in-
use methodology;
–gave particular regard to the analysis and measurement of IFRS 9
ECL, including the key judgements and management adjustments made in relation to the forward economic guidance, underlying economic scenarios and reasonableness of the weightings, as well as modelling and adjustments;
–focused on preparation of disclosures to ensure these were
consistent, appropriate and could be validated under the relevant financial and governance reporting requirements;
–reviewed analysis and assurance work by external financial advisers in connection with (i) the Group’s reorganisation plans; and (ii) the privatisation of HASE;
–tracked and monitored delivery against the external audit plan; and
–provided advice to the Board on the form and basis underlying the long-term viability statement.
We also received limited assurance from an independent third-party on certain elements of the Group’s climate reporting.
In conjunction with the Group Risk Committee, the GAC considered the current position of the Group, along with the emerging and principal risks, and carried out a robust assessment of the Group’s prospects. This assessment informed the GAC’s recommendation to the Board on the Group’s long-term viability. The GAC also undertook a detailed review before recommending to the Board that the Group should continue to prepare its annual and interim financial statements on a going concern basis.
Financial planning
The GAC reviewed and debated the robustness of the financial plan for the financial years 2026 to 2030. The GAC considered the risks and challenges, and ensured that the process to develop the financial resource plan was robust and that the assumptions driving the financial performance of the Group were appropriate and subject to appropriate challenge. Specifically, the Committee reviewed revenue assumptions against economic and market growth rates in the countries and territories in which HSBC operates, and considered various downside planning scenarios against available resources and risk appetite capacity.
Fair, balanced and understandable
The Committee reviewed the draft Annual Report and Accounts 2025 and results announcements and provided feedback and challenge to management. It was supported by the work of the Group Disclosure
Committee. Following review and challenge of the disclosures, the
Committee recommended to the Board that the Annual Report and
Accounts 2025, taken as a whole, were fair, balanced and
understandable. These provided shareholders with the necessary information to assess the Company and the Group’s position and performance, business model, strategy and risks facing the business.
Internal controls
The GAC is responsible for overseeing the effectiveness of all internal controls. During the year, the GAC provided oversight of the ongoing enhancement of the operation and monitoring of the Group’s internal control environment, informed by reports from the Group Chief Control
Oversight Office.
This included an assessment of the Group's work on material controls to support the Board’s forthcoming declaration of their effectiveness in the Annual Report and Accounts 2026, under the requirements of the
UK and Hong Kong Corporate Governance Codes. This comprised
evaluating controls with the potential to materially impact the Group, our customers or the stability of the market, in line with FRC and Hong
Kong Exchanges and Clearing guidance.
Regular updates and confirmations are provided to the GAC on the actions management take to remediate any failings or weaknesses identified through the operation of the Group’s framework of internal controls. This is supplemented by reviews of these controls by the Group
Chief Control Oversight Office, the second line of defence, internal audit, and the external auditors, who provided additional assurance to the
Committee on the effectiveness of these controls.
These updates included the Group’s work on compliance with section
404 of the US Sarbanes-Oxley Act, which requires publicly-traded companies such as HSBC to establish, maintain and assess an
adequate internal controls structure and procedures for financial reporting. Based on this work, the GAC recommended that the Board support its assessment of the internal controls over financial reporting.
ÑFor further details of how the Board reviewed the effectiveness of key aspects of internal control, see page 280.
Regulatory reporting
Regulatory reporting continues to be a key priority. The Committee oversaw initiatives to enhance the quality and reliability of regulatory reporting, to align with both HSBC's internal standards and regulatory reporting expectations.
During 2025, the GAC reviewed progress updates on HSBC-specific external reviews, examined root causes and emerging themes
identified from assurance activities, and challenged management to demonstrate sustainable improvements. The GAC also assessed the management of dependencies with other key programmes, and
discussed programme resourcing.
ÑFurther details can be found in the ‘Principal activities and significant issues considered during 2025’ table on page 244.
FRC's Corporate Reporting Review
The FRC conducts routine reviews of the annual reports and accounts of FTSE 350 companies. The outcome of the FRC's review of HSBC's
Annual Report and Accounts 2024 raised no formal matters for our attention. This review was based solely on HSBC's Annual Report and
Accounts 2024 and did not include detailed knowledge of HSBC's business. The scope of such reviews by the FRC does not include verification of the information set out in those documents or any related assurance; it is limited to a consideration of compliance with reporting requirements.
Adequacy of resources
The Committee is responsible, under the Hong Kong Listing Rules, to annually assess the adequacy of resources of the accounting, internal audit, financial reporting and ESG performance and reporting functions. It also monitored the legal and regulatory environment relevant to its responsibilities.
The Committee determined that each of the functions provided thorough information with regards to people capacity and capability. This determination was aided by specific reports from and engagement meetings with the senior leaders of these functions.

HSBC Holdings plc Annual Report on Form 20-F
238

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Audit Committee
Connectivity with principal subsidiary audit
committees
The Committee recognises the importance of strong connectivity and alignment with principal subsidiary audit committees. The mechanisms to support this are well established and continued to operate effectively during the year. This included information sharing and targeted collaboration between audit committee chairs and
management to ensure there was appropriate focus on the local implementation of programmes. During 2025, this included dedicated sessions on regulatory reporting, with the principal subsidiary audit committee chairs, chief executive officers and chief financial officers of the Europe, Asia-Pacific, Middle East and Americas regions attending committee meetings to provide updates on progress, discuss local challenges, and highlight key areas of focus to the Committee.
In addition to the Chair‘s regular meetings with the audit chairs of the
Group’s principal subsidiaries, and their attendance at GAC meetings for relevant items, they provided quarterly reports on their local audit committee activities. This included updates on internal control, and financial and regulatory reporting matters that are significant from a local or enterprise-wide perspective. On a half-yearly basis, the audit committees of the principal subsidiaries certify to the GAC that their financial statements have been prepared appropriately, Group policies have been followed, and any matters requiring the Committee's attention have been escalated.
Interaction with regulators
The Committee Chair continued to engage with various key
stakeholders, including regulators to understand their views, key themes and areas of focus within the broader financial services sector on matters relevant to the work of the Committee. This included periodic trilateral meetings involving the Group’s external auditor, PwC, and the PRA.
External auditor
The GAC has primary responsibility for overseeing the relationship with the Group’s external auditor, PwC. PwC completed this year’s audit, its eleventh, providing robust challenge to management and sound independent advice to the Committee on specific financial reporting judgements, sustainability reporting and the overall control environment. Key audit matters discussed with PwC are set out in its report on page 286. The Committee reviewed, and concluded that, all requirements of the FRC's Audit Committees and the External Audit:
Minimum Standard (’the Standard’), where relevant, were met during
2025. The GAC reviewed the PwC external audit approach, including the materiality, risk assessment and scope of the audit.
The GAC assessed the effectiveness of PwC as the Group’s external auditor, focusing on the overall audit process, its effectiveness and the quality of output, informed in part by the FRC's audit quality indicators.
Key strengths highlighted in the review include strong independent challenge, deep audit team experience, a thorough understanding of the Group‘s businesses and associated risks, and strong technical accounting and industry knowledge. The review also identified some areas for improvement, focused on communication of testing status, planning, timeliness of testing and coordination.
The GAC receives regular updates from PwC and management on
external auditor performance, providing wider visibility of ongoing and emerging issues. There were no breaches of the policy on hiring employees or former employees of the external auditor during the year. The lead audit partner attends all Committee meetings and the
GAC Chair maintains regular contact with the senior audit partner and his team throughout the year.
The Committee assessed any potential threats to independence that were self-identified or reported by PwC. Based on the reporting received, PwC are deemed to be independent. PwC, in accordance with professional ethical standards and applicable rules and regulations, provided the GAC with written confirmation of its independence for the duration of 2025.
The Committee confirms it has complied with the provisions of The
Statutory Audit Services for Large Companies Market Investigation
(Mandatory Use of Competitive Tender Processes and Audit
Committee Responsibilities) Order 2014 for the financial statements.
Following the Committee‘s recommendation to reappoint PwC as the auditor, shareholders passed the associated resolution at the 2025
AGM. At the same time, shareholders authorised the Committee to determine PwC‘s audit fee for the financial year ended 31 December
2025, which was approved by the Committee at its June 2025
meeting.
The Committee is responsible for setting, reviewing and monitoring the appropriateness of the provision of non-audit services by the external auditor. It also applies the Group’s policy on the award of non-audit services to the external auditor. The non-audit services are carried out in accordance with the external auditor independence policy to ensure that services do not create a conflict of interest. All non-audit services are either approved by the GAC Chair, or by Group Finance when acting within delegated limits and criteria set by the GAC. All non-audit services where fees exceeded $1m were subject to approval by the
GAC Chair. For all non-audit services provided during 2025, it was considered to be in the best interests of the Group to use PwC for these services because they were:
–audit-related assurance services, with the work closely related to work performed in the audit and in some instances required by local regulators to be performed by the external auditor; or
–other assurance services that involve obtaining appropriate audit evidence to express a conclusion designed to enhance the degree of confidence of the intended users other than the responsible party about the subject matter information, including attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end users.

	2025	2024
Auditors‘ remuneration	$m	$m
Total fees payable[1]	159.1	146.6
of which fees for non-audit services	50.2	43.8
Ratio of non-audit fees to audit fees[2]	46.1%	43.0%
1    In addition, $2.1m in expenses were reimbursed to PwC in 2025.
2    The calculation is on a simple ratio and is not based on FRC guidance on non-audit fees ratio thresholds.
Following the conclusion of a formal competitive audit tender process, in 2023 the Board approved the re-appointment of PwC as external auditor for the next 10-year cycle beginning with the financial year ending 31 December 2025. As a UK public interest entity, HSBC is required to tender its audit every 10 years and rotate every 20 years.
PwC is a registered public interest entity auditor in Hong Kong.
Whistleblowing and speak-up culture
Speaking up when something does not feel right is integral to HSBC's values. HSBC remains committed to empowering colleagues to raise concerns confidently, and to taking appropriate action in response. A range of channels are available for colleagues to raise concerns, including the Group’s whistleblowing channel, HSBC Confidential (see page 61 for further information).
The Board has delegated responsibility to the GAC to oversee the effectiveness of HSBC’s whistleblowing arrangements. The Chair of the GAC is a Group Senior Manager under the FCA's Senior Managers and Certification Regime, and has a prescribed responsibility as the
Whistleblowers’ Champion to ensure the integrity of HSBC’s policy and procedure on whistleblowing and protecting those who report
concerns. The GAC Chair reports to the Board on the GAC’s oversight of whistleblowing as part of his regular reporting updates.
The Committee is also briefed on culture and conduct risks from whistleblowing cases and actions taken. The Group Head of Regulatory
Compliance updates the GAC annually on whistleblowing
effectiveness, including controls assessments and internal audit findings.

HSBC Holdings plc Annual Report on Form 20-F
239

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Audit Committee
Global Internal Audit
The primary role of the Global Internal Audit function is to help the
Board and management strengthen the Group’s ability to create, protect and sustain value. Global Internal Audit does this by providing independent, risk based and objective assurance and advisory services on the design and operating effectiveness of the Group’s framework of risk management, control, and governance processes, prioritising the greatest areas of risk. The independence of Global Internal Audit from day-to-day line management responsibility is fundamental to its ability to deliver objective audit coverage of all parts of the Group. Global
Internal Audit is free from interference by any element in the organisation, including on matters of audit selection, scope, procedures, frequency, timing, or internal audit report content. The
Group Head of Internal Audit reports to, and meets frequently with, the
Chair of the GAC. Global Internal Audit adheres to The Institute of
Internal Auditors' mandatory guidance.
Global Internal Audit may also perform advisory work at the request of the Board or management. The nature and scope of advisory services are subject to agreement with the Group Head of Internal Audit. When performing advisory services, Global Internal Audit maintains objectivity and does not assume management responsibility.
Consistent with previous years, the 2026 audit planning process included assessment of the inherent risks and strength of the control environment across the audit entities representing the Group. Results of this assessment were combined with a top-down analysis of risk themes by risk category to ensure that themes identified were addressed in the annual plan. Audit coverage is achieved using a combination of business and functional audits of processes and controls, risk management frameworks and major change initiatives, as well as regulatory audits, investigations and special reviews. The annual audit plan was approved by the GAC.
The results of audit work, together with an assessment of the Group’s framework of risk management, control and governance processes are reported to the GAC, GRC and local audit and risk committees, as appropriate. This reporting includes business and regulatory developments and an independent view of emerging and horizon risk, together with details of audit coverage and any required changes to the annual audit plan. Based on regular internal audit reporting to the GAC, private sessions with the Group Head of Internal Audit, the Global
Professional Practices annual assessment and quarterly quality assurance updates, the GAC is satisfied with the effectiveness of the
Global Internal Audit function and the appropriateness of its resources.
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
Committee member independence
The Nomination & Corporate Governance Committee has confirmed that each member of the Committee is independent according to the criteria of the US Securities and Exchange Commission, and the
Committee and individual members continue to possess competence relevant to the banking and broader financial services sector in which the Group operates. The Board has determined that Brendan Nelson and Ann Godbehere are the Committee's ‘financial experts’ for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience for the purposes of the UK and Hong
Kong Corporate Governance Codes.

Principal activities and significant issues considered during 2025
Areas of focus	Key issues	Conclusions and actions
Accounting policies subject to critical estimates and judgements
Expected credit losses
The measurement of ECL involves significant
judgements, particularly under current economic
conditions. There remains uncertainty over ECL
estimation due to high inflation, interest rate volatility,
economic and tariff policy changes and weaker
economic growth in the Group’s key operating
markets.

–The Committee reviewed economic scenarios for the key countries and territories in which the Group operates and challenged management’s judgements on the weightings assigned to the scenarios. The Committee also challenged management’s judgement-based adjustments for uncertainty across specific sectors and geographies, including the controls underpinning the adjustments process and conditions under which the adjustments would be reduced or removed.
–The Committee continued to monitor management’s updates on areas of particular focus, including downside risk in mainland China and Hong Kong commercial real estate sectors.

Valuation of financial instruments
Management continues to review its methodologies
and approaches to valuing the Group’s portfolio in
relation to investments, trading assets and liabilities
and derivatives.

–The Committee received periodic updates on the key valuation metrics and judgements involved in the determination of the fair value of financial instruments.
–The Committee agreed with the judgements applied by management, which were validated through appropriate governance and control forums.

Investment in subsidiaries
Management has reviewed investments in
subsidiaries for indicators of impairment and
reversals, and conducted impairment reviews where
relevant. These involve exercising significant
judgement to assess the recoverable amounts of
subsidiaries, by reference to projected future cash
flows, discount rates and regulatory capital
assumptions.

–The Committee reviewed the judgements applied in the impairment review of HSBC
Overseas Holdings (UK) Limited, including key inputs such as projected profits that support the recoverable amounts of its subsidiaries.

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

–The Committee has considered the effect of changes in key assumptions on the
HSBC UK Bank plc section of the HSBC Bank (UK) Pensions Scheme, which is the principal plan of HSBC Group. Details of key assumptions can be found on page 324 of the ’Notes on the financial statements’.

HSBC Holdings plc Annual Report on Form 20-F
240

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Audit Committee

Principal activities and significant issues considered during 2025 (continued)
Areas of focus	Key issues	Conclusions and actions
Accounting policies subject to critical estimates and judgements
Investment in an associate – Bank of
Communications Co., Limited
During the year, management performed impairment
reviews of HSBC’s investment in Bank of
Communications Co., Ltd (‘BoCom’), and considered
the financial impact of BoCom’s capital issuance in
June 2025. The impairment assessments considered
whether there is indication of further impairment, or if
previously recognised impairment may no longer exist
or may have decreased. The impairment reviews are
complex and require significant judgements, such as
the appropriateness of projected future cash flows,
discount rate, and regulatory capital assumptions.

–The Committee reviewed and challenged management’s judgements and disclosures in relation to impairment reviews of HSBC’s investment in BoCom, performed using a value-in-use methodology.
–The Committee reviewed the appropriateness of key assumptions such as projected future cash flows, and assessed management’s procedures to ensure that the latest available information was reflected at the 31 December 2025 reporting.
–The Committee discussed the impact of BoCom’s capital issuance, and resulting dilution of HSBC’s investment, on the Group’s accounts and challenged management on the related accounting treatment analysis.

Impairment of goodwill and non-financial assets
During the year, management tested for impairment
of goodwill and non-financial assets, including
additional consideration for the future impacts
resulting from the announced organisational
restructure. Key judgements in this area relate to
long-term growth rates, discount rates and projected
future cash flows to include for each cash-generating
unit tested, both in terms of compliance with the
accounting standards and reasonableness of the
forecasts.

–The Committee reviewed and challenged management’s approach and methodology used for the impairment testing of goodwill and non-financial assets, with a key focus on the projected cash flows included in the forecasts and discount rates used.
–The Committee also challenged management’s key judgements and considered the reasonableness of the outcomes against business forecasts and the strategic objectives of the Group.

Legal proceedings and regulatory matters
Management has used judgement in relation to the
recognition and measurement of provisions, as well
as the existence of contingent liabilities for legal and
regulatory matters.

–The Committee reviewed reports from management on legal proceedings and regulatory matters, and challenged related accounting judgements and disclosures.
Notably, this included the review of management's judgements in relation to a legal provision following developments in a claim in Luxembourg relating to the Bernard
L. Madoff Investment Securities LLC fraud.

Deferred tax-related judgements
HSBC has recognised deferred tax assets to the
extent that they are recoverable through expected
future taxable profits. Significant judgement continues
to be exercised in assessing the probability and
sufficiency of future taxable profits, future reversals of
existing taxable temporary differences and expected
outcomes relating to uncertain tax treatments.
–The Committee considered the recoverability of deferred tax assets and management’s judgements relating to uncertain tax treatments.
Financial and regulatory reporting
Environmental, social and governance (‘ESG’)
reporting
The Committee considered on a periodic basis
management’s efforts to enhance ESG disclosures
and associated verification and assurance activities,
with a specific focus on the Net Zero Transition Plan
(published in November 2025) and climate-related
disclosures made in the Annual Report and Accounts
2025.

–The Committee conducted a review of ESG disclosures to ensure they were fair, balanced and transparent regarding the challenges faced while also reflecting the
Group’s ongoing embedding of sustainability risk policies across the business.

Regulatory reporting The Committee monitored progress by management in delivering a sustainable control environment for regulatory reporting across the Group.
–The Committee reflected on the continued focus on the quality and reliability of regulatory reporting by the PRA and other regulators globally.
–The Committee oversaw management’s execution against the agreed remediation plans, and challenged management on the approach and timeframes to deliver accurate reporting submissions to the Group’s global regulators. Discussions included a focus on shared dependencies across various Group-wide programmes, for example on data and subject matter expertise.
–Periodic reports were presented by certain of the Group’s principal subsidiaries, to allow a holistic review of management’s remediation activities and to discuss consistency of approach across the Group.
–The Committee actively participated in specific meetings on matters relating to regulatory reporting, to allow greater challenge and depth of oversight of targeted milestones and deliverables.

Impact of acquisitions and disposals
HSBC engaged in a number of corporate activities
throughout the year. Judgement was involved in
determining the timing of recognition of assets held-
for-sale, gains or losses, and the measurement of
assets and liabilities on acquisition or disposal.

–The Committee reviewed management’s judgements related to transactions during the year, including the sale of French home and certain other loans and life insurance assets, the planned sale of HSBC Malta, and the privatisation of HASE.
Considerations included the timing of classification as held-for-sale and the accounting impacts of the transactions.

Capital
Distributable reserves
On 24 June 2025, the High Court of England and
Wales confirmed the cancellation of a combined
$16.6bn standing to the credit of HSBC Holdings plc
share premium account and capital redemption
reserve, which became effective upon registration by
the Registrar of Companies on 10 July 2025 ("Capital
Reduction"). The effect of this Capital Reduction was
to increase distributable reserves, giving the Company
further flexibility to deliver shareholder returns over
the coming years.

–The Committee received regular management updates on the progress of the Capital
Reduction and reviewed the Interim condensed financial statements of HSBC
Holdings plc for the period ended 31 July 2025, which reflected the reclassification of cancelled reserves to retained earnings.

HSBC Holdings plc Annual Report on Form 20-F
241

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Audit Committee

Principal activities and significant issues considered during 2025 (continued)
Areas of focus	Key issues	Conclusions and actions
Going concern
Long-term viability and going concern statement
The Committee has considered a wide range of
information relating to present and future projections
of profitability, cash flows, capital requirements and
capital resources. These considerations include
stressed scenarios and the implications of:
–geopolitical tensions including the ongoing Russia-
Ukraine war and Middle East conflicts, US-China
tensions and the consequential impacts on supply
chains globally;
–macroeconomic risks including inflationary risks,
mainland China and Hong Kong real estate sector
risks and economic policy uncertainty; and
–climate risk, operational resilience, and other top
and emerging risks, and the related impact on
profitability, capital and liquidity.

–In accordance with the UK and Hong Kong Corporate Governance Codes, the
Directors carried out a robust assessment of the principal and emerging risks of the
Group and parent company. The Committee considered the statement to be made by the Directors and concluded that the Group and parent company will be able to continue in operation and meet liabilities as they fall due, and that it is appropriate that the long-term viability statement covers a period of three years.

Control environment	Sustainable control environment The Committee oversaw the effectiveness of the internal control environment of the Group, including with regards to the requirements of the US Sarbanes- Oxley Act.
–The Committee received regular updates on the control environment, and broader change framework, to review the impact on financial reporting and tax risk within the Group.
–In these updates the Committee monitored the assessment of the financial reporting risk, tax risk and progress made on remediation of US Sarbanes-Oxley Act-
related deficiencies. This oversight enabled the Committee to assess management's progress in implementing strategic actions to remediate identified issues and strengthen the control environment, supporting a sustainable reduction in risk.
–The Committee oversaw the work to support the Group’s oversight of all internal controls, supported by the Group Controls Oversight Office.

Regulatory change
Basel 3.1 Reform
The Committee considered the implementation of the
Basel 3.1 Reform and the impact on the capital
requirements and RWA assurance. This was
considered in the context of the strategy and
structure of the balance sheet.

–The Committee received updates on the progress and impact of the Basel 3.1 programme on the Group.
–Management discussed the delayed implementation dates, ongoing uncertainty over the final definition of the rules by regulators, and the work undertaken to mitigate delivery risks.
–The Committee reviewed the ongoing management of risks, issues and dependencies and challenged management to prioritise deliverables in line with regulatory timelines.

HSBC Holdings plc Annual Report on Form 20-F
242

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Group Risk Committee

“In today’s rapidly shifting
environment, effective risk
management, strategic agility, and
disciplined capital deployment are
essential for navigating evolving
market dynamics and securing long-
term success.“

James Forese Chair

For Committee membership, see Board biographies on pages 220 to 223 and for meeting attendance in 2025 see page 228.

Key responsibilities

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

I am pleased to present the GRC report, which reflects a year of change, both internally and externally.
The GRC membership remained the same this year, providing the
Committee with a period of stability given the extensive organisational change that took place in H1 2025. The mix of skills and experience of the current membership remains appropriate to the needs of the business and our strategy, and has been further enhanced by the appointment of Wei Sun Christianson in January 2026. The Committee
was pleased to support the appointment of Richard Blackburn as
Group Chief Risk and Compliance Officer in April 2025. Richard has
worked closely with the Committee to ensure robust oversight of the
Group's risk management and compliance frameworks. I am grateful to my fellow Committee members for their contributions last year, and look forward to continuing to work together in 2026.
Macroeconomic environment
The macroeconomic environment in 2025 was characterised by
moderate growth amid persistent uncertainty. Inflationary pressures have continued to ease across most major economies, allowing several central banks to begin a gradual shift towards more neutral monetary policy. However, regional divergences remain, with ongoing
geopolitical tensions influencing trade flows and investor sentiment.
The Committee has ensured consistent focus on the impact of trade tariffs as announced in April, both from a financial and operational perspective, as well as focusing on how we can support our customers through this period. Financial markets have adjusted to a higher-for-
longer interest rate outlook, prompting recalibration of capital allocation and risk appetite across sectors. The overall environment underscores the importance of prudent risk management, strategic agility, and disciplined capital deployment to navigate evolving market dynamics.
The Group’s wholesale credit risk and retail credit risk portfolios have remained within risk appetite, and overall capital and liquidity positions remained stable throughout 2025.
Financial risks
Financial risks remained well managed in 2025, with a continued focus on treasury, capital and liquidity risk management activities. The Committee readily responded to the PRA’s request to assess the potential business model, credit and funding impacts from global economic uncertainty, utilising our stress-testing capabilities to understand the potential consequences to our strategy and financial resources. The Committee held four additional sessions in 2025 to specifically consider our Treasury-
related responsibilities, which included dedicated time to the assessment of the internal capital adequacy assessment process (‘ICAAP’) and internal liquidity adequacy assessment process (‘ILAAP’), as well as our
Group Recovery Plan, Bank Capital Stress Test and a deep dive into our
Resolvability Assessment Framework.
Non-financial risks
Non-financial risk continues to attract considerable focus of the GRC, in an environment of fast-developing regulatory expectations, an uncertain political backdrop and ever-increasing sophistication of cyber criminals and fraud. Third-party risk management has been a key discussion point, along with our preparedness for all eventualities, and how resilient we would be as an organisation to those potential scenarios. We have considered business continuity planning, operational resilience and payments controls during these discussions. A deep dive session was held in October to specifically consider payments and enhance
Committee knowledge of this topic.
Empowered by the Committee, the Group Money Laundering Reporting
Officer directed improvements at the beginning of 2025 to three key areas of control within HSBC’s financial crime framework - customer due diligence, financial crime investigations and the customer selection and exit management process. This work has ensured that the policies, controls and procedures relating to anti-money laundering, sanctions, terrorist financing and proliferation financing are robust, adequate and effective.
The Group has been through a year of transformation and change to its organisational structure, and this has necessitated increased focus on our culture and our people. The GRC is fully supportive of the Group's cultural transformation with the introduction of the new Leadership Principles and
How We Lead, our new Group-wide leadership framework, and will continue to monitor the impact of this on our people and our leaders.
Alongside the Group Technology and Operations Committee ('GTO'), we
have explored the exciting developments in our ventures into AI and have expanded our risk appetite for digital assets and currencies to respond to customer demand. We are committed to supporting our customers with this new technology, while maintaining discipline and rigour with the associated risks. Other areas of focus and challenge include the Group’s data enhancement programme, global regulatory engagement,
technology risk, and together with the GAC, the adequacy of the wider control environment.
Committee performance
Finally, I was pleased that the annual review of the GRC’s performance concluded that the GRC continued to operate effectively. Further details of the review can be found in the 'Board and committee performance review' section on page 231.
Reflections
I am privileged to have led the Committee through a year of external uncertainty and internal transformation, and have full confidence in the
GRC’s ability to support the Group’s strategic ambitions in 2026 and beyond.
James Forese
Chair
Group Risk Committee
25 February 2026

HSBC Holdings plc Annual Report on Form 20-F
243

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Risk Committee
How the Committee discharged its
responsibilities
The GRC held a number of meetings outside its regular schedule to facilitate deeper and more effective oversight of the risks impacting the
Group. Four sessions dedicated to Treasury topics took place throughout the year to provide additional time for complex subjects such as Hold To
Collect Guardrails, Interest Rate Risk in the Banking Book (‘IRRBB’) and
Interest Rate Risk Assessment (‘IRRA’). The sessions were also utilised for ICAAP and ILAAP preparations, and prior to the presentation of the
Bank Capital Stress Test. An additional session was also held to prepare the Committee for its consideration of the Group Level Operational
Resilience Self Assessment, an educational session on payments risk, and the HSBC UK Separation Playbook.
During 2025, the GRC continued to actively engage with principal subsidiary risk committees through the scheduled participation of principal subsidiary risk committee chairs at relevant GRC meetings, and through regular connectivity meetings with the principal subsidiary risk committee chairs. These meetings were also attended by the
Group Chief Risk and Compliance Officer. This participation and connectivity promoted the sharing of information and best practices, as well as encouraging director relationships.
The GRC also received certifications from the principal subsidiary risk committees, confirming that management had been challenged on the quality of the information provided, the committees had reviewed the actions proposed by management to address any emerging issues and that risk management and internal control systems had been operating effectively.
These interactions furthered the GRC’s understanding of the risk profile of the principal subsidiaries, leading to more comprehensive review and challenge by the GRC.
Focus of future activities
The GRC’s focus for 2026 will include the following activities:
–to support the continued enhancement of the Group's risk appetite and risk management frameworks, particularly in light of continued
geopolitical and macroeconomic headwinds;
–to challenge the Group's resilience and our capabilities to recover from incidents that are both in and out of our control, to drive improved standards from our third-party suppliers and to always derive benefit from the lessons learned;
–to monitor the technology risk and control environment, with a specific focus on cybersecurity given the heightened external threat environment and the increased sophistication of attacks;
–to oversee the Group’s wholesale and retail credit risk portfolios, particularly the implementation of the Single Name Concentration
Framework and seek to understand the first line ownership of the framework;
–to continue to closely monitor the enhancement of our Model Risk
Management capabilities in line with regulatory requirements, as well as track progress on strengthening our wholesale internal ratings-based models;
–to continue to oversee financial crime risk and fraud, the
improvements being made to the financial crime control framework, specifically customer due diligence, investigations and customer exits;
–to continue to oversee treasury risk to strengthen our capital and liquidity management capabilities;
–to continue the oversight of recovery and resolution planning activities to assess our capabilities if such a situation arises, with particular focus on the development of our Trading Activity Wind
Down capabilities.

HSBC Holdings plc Annual Report on Form 20-F
244

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Risk Committee

Principal activities and significant issues considered during 2025
Risk areas	Key issues	Conclusions and actions
Holistic enterprise risk monitoring, including the Group's risk profile
Macroeconomic, geopolitical and other emerging
risks have the potential to present significant
challenges to revenue growth, operational resilience
and our commitment to serve customers and local
markets.

–The GRC closely monitored geopolitical and macroeconomic risks that could impact the Group’s strategy, performance and/or operations. Dedicated agenda time was allocated to the discussion of trade tariffs, sanctions and ongoing global conflict to ensure thorough consideration of the impact of these events on the Group risk profile. In response to the increase in global conflict, the Committee was provided with an overview of the HSBC Defence Equipment Policy, with a particular focus on dual-use items, to confirm that it continued to be fit for purpose.
–The GRC continued to track top and emerging risks, our risk appetite and other management information metrics, as well as other early warning measures to understand sensitivities and the likelihood of the potential impact to our operations, customers and stakeholders. The Committee’s consideration of the newly emerging private credit market and review and challenge of Group activities in this market is an example of active risk management. The Group’s exposure to private credit was closely managed throughout the year and remains a relatively small portion of the overall lending and investment portfolio.
–The GRC requested reports on the risk profile of key business areas in local geographies and invited principal subsidiary chairs and relevant management to attend and participate in discussions at meetings.
–The GRC has spent time on risk culture as part of the Group’s wider 'How We
Succeed' ambitions in promoting a high-performance culture. The Committee has overseen the implementation of the Risk Culture Framework, a core component of the overall organisational culture, and the introduction of risk culture self-
assessments.
–The GRC spent time discussing climate risk, as rapidly-evolving macroeconomic and geopolitical forces continued to drive the climate risk context in 2025.

Risk framework and policies
Effective risk management policies, frameworks,
appetites and thresholds, and oversight of these, are
essential for HSBC to safely, consistently and
sustainably support customers, manage risk and
deliver strategic aims.

–Amendments were made to the risk management framework to enable an improved understanding of how the Group’s approach to risk management works in practice and to support delivery of the Group strategy. The document has been restructured and rewritten to facilitate a synergised and integrated approach to risk management, as well as making it more accessible and relatable.
–After a significant review of the Group risk appetite framework (GRAF) in 2024, the
2025 risk appetite refresh proposed a small number of changes to the qualitative statements and quantitative metrics. At the request of the Committee, Oliver
Wyman LLC performed an embeddedness review of the GRAF and concluded that
HSBC is now meeting, or exceeding, industry good practice in the majority of GRAF dimensions. The output of the Group risk appetite refresh informs the Financial
Resource Plan constraints assessment and helps to identify where the risk appetite statement is being partially or fully utilised to meet strategic objectives.
–The Group has a risk appetite statement to define risk appetite and tolerance thresholds, which forms the basis of the risk management procedures for the first and second lines of defence, the Group’s capacity and capabilities to support customers, and the achievement of strategic goals. The GRC maintained oversight of the Group’s risk appetite framework, reviewing enhancements to the Group’s risk appetite statements and recommending these to the Board for approval.
–The Committee has monitored the Group’s control processes and escalation protocols through various reports, and has considered risk acceptance, rapid escalation processes, the adequacy of internal reporting tools and reporting on various issues.

Treasury risk
It is essential that capital and liquidity risk is
monitored effectively, and the Group takes active
steps to maintain its capital and liquidity positions.
Regular stress testing is undertaken to ascertain the
Group’s operation when under stress. Developing
action plans and guardrails to cover scenarios of
recovery or resolution at subsidiary or Group level is
a vital part of HSBC’s prudential risk management.

–The Group proactively tracks and maintains safeguarding of its capital and liquidity positions, utilising early warning indicators, sensitivity analysis, capital and liquidity reporting and adequacy. It performs internal and regulatory stress tests to measure resilience and performance against a range of stress scenarios, and to challenge the strategic management actions that could be applied against anticipated stress events and headwinds. This capability has been critical this year to allow us to consider numerous scenarios relating to the uncertainty in the external environment and to reposition portfolios accordingly.
–The GRC conducted its annual review and challenge of the Group’s ICAAP and ILAAP, and provided its recommendations to the Board for approval. In relation to stress testing exercises, the GRC reviewed the Group Recovery Plan stress scenarios and results, and an internal climate scenario analysis was also undertaken. The Committee reviewed and approved the Group-wide internal stress test, scenarios and outputs, which contributes to the Group’s commitment to regularly test the resilience of the balance sheet and profit and loss under multiple scenarios of varying severity. In response to the Bank of England’s updated approach to stress testing the UK financial system, the Bank Capital Stress Test (‘BCST’) scenario was considered, and results approved.
–As part of its regulatory obligations, the Group is required to show how its recovery and resolution strategies could be executed effectively and identify any risks to successful implementation. The GRC continued its oversight of the Group’s progress in maintaining and developing its capabilities under the Bank of England’s requirements for resolvability. Further to the March 2025 deadline for meeting the PRA’s Trading
Activity Wind Down requirements, the Group confirmed that it is able to perform an orderly 24-month wind down of trading activities. The GRC will continue to monitor the development of our Trading Activity Wind Down capabilities in order to meet regulatory policy expectations.
–To provide sufficient time and focus on Treasury-related topics, four separate briefings were held throughout the year, which were well attended by members of the
Committee and the Board. Topics included: ICAAP, ILAAP, restructuring planning,
Interest Rate Risk Assessment, Group Recovery Plan, BCST, Interest Rate Risk in the
Banking Book (’IRRBB’), Hold To Collect Guardrails, and a deep dive into the
Resolvability Assessment Framework. The format was well received by Directors and will continue in 2026.

HSBC Holdings plc Annual Report on Form 20-F
245

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Risk Committee

Principal activities and significant issues considered during 2025 (continued)
Risk areas	Key issues	Conclusions and actions
Model risk
HSBC can face risks from inappropriate or incorrect
business decisions arising from the use of models
that have been inadequately designed, implemented
or used, or do not perform in line with expectations
and predictions.

–The GRC continued to receive regular updates on model risk management, focusing on two key items: i) the implementation of Supervisory Statement (SS) 1/23 – ‘Model risk management principles for banks’; and ii) progress in strengthening wholesale internal ratings- based models. The GRC has overseen the regulatory engagement with the PRA and their subsequent feedback on implementation, updated action plans and resourcing required to address the increased validation requirements.

Resilience/ Operational risk
A failure in resilience could lead to a situation where
HSBC customers might suffer significant disruption
to services or loss of data.
Technology risks (including cybersecurity) could
cause unmanaged disruption to any technology
system within HSBC, as a result of malicious acts,
accidental actions, poor technology practice, or
technology system failure.

–The GRC continued its oversight of the Group’s implementation of operational resilience capabilities in line with PRA and FCA policies. The Operational Resilience
Group Level Self Assessment was recommended by the Committee to the Holdings
Board for approval in March 2025, with the material completion of the implementation of the Operational Resilience (SS1/21 and the PRA rulebook) for UK
Important Business Services (IBS) and Important Group Business Services (IGBS).
This has resulted in overall improvements to resilience, with fewer disruptions across our UK entities in particular. An additional briefing session on operational resilience was held in March to prepare the Committee for recommendation of the self-
assessment.
–The GRC regularly reviewed reports on the Group’s technology risk profile, as well as receiving updates on cybersecurity risk. Reports have focused on the technology risk and control environment, and the Committee has supported the drive for continuous risk reduction, progress with our strategic future state through the Digital
Acceleration Programme, and the heightened external cyber threat environment. The
GRC continued with its strong focus on understanding the Group’s data risk landscape and the mobilisation of the Group Data Execution Programme. This has included the tracking of progress made and close monitoring of timelines.
–The Committee has been specifically briefed on external events that have either impacted peers in the market or third parties. Read across exercises were conducted and lessons learned taken forward to enhance our own operations and resilience.
The Committee has also spent additional time on payments risk this year, which has been elevated as a key risk within the risk taxonomy.
–The GRC will continue to work with the GTO to consider the risks and opportunities in the use of AI (generative and advanced) and digital assets and currencies in 2026.

Wholesale/ retail credit risk	HSBC faces risk from the possibility of losses resulting from the failure of a counterparty to meet its agreed obligations to pay the Group.
–The GRC received regular updates on the macroeconomic and policy landscape impacting credit risk, both retail and commercial, and reviewed updates on the strategy and approach to managing credit risk and credit risk capabilities. The GRC received regular updates on the Group’s ECLs and provisions, and the credit risk arising from the wholesale and retail portfolios. The Committee tracked enhancements made to the Country and Industry components of the Credit Risk
Appetite Framework, and the related data quality dependencies. The Committee was updated on the implementation of the Single Name Concentration Framework and
actions being taken to enhance.

Financial reporting risk	HSBC is exposed to risks where controls supporting the reporting of its financial statements are not effective, resulting in material error or misstatement.
–While the GAC has primary responsibility in relation to internal control systems
(including financial controls), with further detail on page 236, the GRC receives reports on entity level control assessments to enable the oversight of the effectiveness of such controls in support of the Group’s financial reporting.

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

–The GRC was updated regularly on the operation and effectiveness of the systems and controls pertaining to financial crime risk across geographies and businesses. In
February, the Committee supported a direction from the Group Head of Financial
Crime and Group Money Laundering Reporting Officer for improvements to be made to three key areas: i) customer due diligence; ii) financial crime investigations; and iii)
customer selection and exit management process. The Committee will continue to monitor progress of these improvements in 2026.
–Sanctions was a key area of focus for the Committee in 2025, with reporting providing detail on how changes to sanctions translated into our business and activities. The Committee was fully informed of our potential exposure to primary and secondary sanctions and how our capabilities are being utilised to detect problematic activity.
–The risk of insider threat remained elevated in 2025 due to several factors, including cost-of-living challenges, the potential impact of Group restructuring on staff morale, the inherent risks associated with growth, and the potential for insiders to use new tools, such as AI, to attack the bank.

HSBC Holdings plc Annual Report on Form 20-F
246

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Group Technology and Operations
Committee

“In 2025, the Committee provided
oversight of the Group’s technology
and operations strategies and
supported their sustainability and
safe growth-oriented execution,
amid rapid technological change and
rising external complexity.”

Eileen Murray Chair Group Technology and Operations Committee

For Committee membership, see Board biographies on pages 220 to 223 and for meeting attendance in 2025 see page 228.

Key responsibilities

The Committee’s key responsibilities include:
–  reviewing, challenging, and making recommendations to the
Board on technology strategy and related matters;
–  overseeing HSBC’s data strategy and framework;
–  overseeing HSBC’s cybersecurity strategy and framework; and
–  overseeing HSBC’s global operations (including payments, third party management, corporate real estate, and operational
resilience).

I am pleased to introduce the Group Technology and Operations
Committee (‘GTO’) report and to provide an overview of the key matters considered in 2025. As highlighted in last year’s report, we expanded the scope of the GTO to include oversight of the Group Chief
Operating Officer’s ('GCOO') remit. We have detailed the key areas of
Committee focus across both the GCOO and Group Chief Information
Officer ('GCIO') accountabilities below.
Areas of significant focus during 2025
During the second year of operation of the GTO, we continued to provide close oversight of the GCIO priorities, including execution of the technology strategy and enhancement of technology controls. We challenged management on prioritisation of deliverables and the feasibility of achieving these within the proposed timescales.
We dedicated significant time to understanding management’s
progress to evolve the holistic data strategy. This included the review of detailed execution plans, proposed changes to the operating model for data resources and discussion of how accountability for delivery of the plan is being supported by regular metrics, allowing progress to be measured.
We considered the ambitions and strategic plans relating to AI and digital assets and currencies, with particular focus on understanding areas of opportunity, peer activity in these areas, the regulatory landscape and the maturity of supporting risk frameworks and controls.
From a cybersecurity perspective, we discussed the strategic priorities including ongoing control enhancements to keep pace with the ever-
evolving threat landscape. The GTO received regular updates on the cybersecurity exposure across all third parties, their adherence to
HSBC’s enhanced control standards and implementation progress.
We provided feedback on the GCOO strategy, which will continue to evolve into 2026. The Group’s third party strategy, including how we oversee the risks posed by material suppliers, was regularly discussed.
Given the increasing volume of external incidents impacting the financial services and other industries, with root causes related to third and fourth parties, this is a significant concern and all aspects of third party management will be a continued focus in 2026.
The global operational resilience programme was discussed several times, including updates on the status of control and process improvements being implemented to make the programme more
sustainable, and the risks and challenges relating to regulatory expectations regarding resilience in a number of jurisdictions.
We also reviewed the ongoing development of a strategic framework to support Group-wide location strategy decisions, incorporating key factors such as future state workforce and skills, corporate real estate portfolio, geopolitical considerations and the macroeconomic environment.
Enhancing accountability
The GTO has continued to work closely with management, to oversee actions being taken to reinforce and embed enhanced accountability for the most critical transformation programmes. We received several updates on how relevant lessons learned, in respect of complex transformation programmes, were being considered and applied to other transformation initiatives. We reviewed a number of strategic programmes with significant technology components, including global foreign exchange, wholesale credit and lending, foreign exchange, and payments.
The GTO also received regular updates on management’s programmes to meet regulatory deliverables and address technology and operations-
related risk and control matters, commensurate with the Group’s risk profile. We continued to challenge the approach to prioritisation and delivery timelines, while remaining cognisant of the complexity of the estate. Assurance from Risk and Global Internal Audit on the robustness of their approaches was also obtained.
Connectivity within the Group
We continue to invite observers from the principal subsidiaries to our meetings. We held three subsidiary-focused meetings during 2025, with a focus on operational resilience, and other key risk and control themes. We discussed regulatory regimes across the different markets, progress against agreed timelines, challenges to meet expectations, metrics reporting and dependencies on Group-level programmes and deliverables.
Board education
The GTO hosted three training sessions in 2025 to which all Board members were invited. These sessions provided an opportunity for directors to engage with external subject matter experts and to discuss external insights and regulatory developments relating to critical topics:
data and third-party risk management, and cybersecurity.
Additionally, in January 2025 there was a three-day visit to Mexico City that included visits to a retail branch, call centre and the Global Service
Centre. This enabled in-person interactions with several teams across technology and operations, and enhanced our understanding of key areas of focus and progress in the region.
I would like to thank my fellow members for their contribution throughout 2025.
Committee performance
Finally, I was pleased that the annual review of the GTO’s
performance concluded that the GTO continued to operate
effectively. Further details of the review can be found in the 'Board and committee performance review' section on page 231.
Eileen Murray
Chair Group Technology and Operations Committee
25 February 2026

HSBC Holdings plc Annual Report on Form 20-F
247

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Technology & Operations Committee
Committee governance
The GTO operates under delegated authority from the Board and advises the Board on matters concerning the Group’s technology and operations strategies and related matters. The Chair reports on the key matters and discussions at the subsequent Board meeting, and the
Board also has access to the GTO papers and receives copies of meeting agendas and minutes.
The GCIO, GCOO, Group CEO, Group Chief Risk and Compliance
Officer, Group Head of Resilience Risk, Group CFO, Group Head of
Internal Audit, and the external auditor are standing attendees at GTO meetings.
The Chair and members of the GTO also hold private meetings with the
GCIO, GCOO, Group Chief Risk and Compliance Officer, and Group
Head of Internal Audit, as required.
The Chair meets regularly with the GCIO and GCOO and other
members of senior management, to discuss priorities and track progress on key actions. The Chair also meets regularly with the GTO secretary to ensure the GTO addresses its governance responsibilities.
How the Committee discharged its
responsibilities
Engagement outside formal meetings
The Chair engaged with a variety of stakeholders outside of regular meetings to enable deeper and more effective oversight of all key topics under the GTO’s remit.
Inter-committee communication
The GTO worked closely with the GRC and the GAC to address any areas of significant overlap, and to oversee technology and operations more comprehensively through inter-committee communications.
The committees worked closely to ensure appropriate alignment in the review, discussion, challenge, and conclusions on topics including technology, cybersecurity, data, operational resilience, third party management and innovation. This ensured that the committees
benefited from each other’s expertise and challenge.
Coordination between the GTO, GRC and the GAC is supported by cross-membership. The GTO Chair attends the GRC, the GRC Chair attends the GAC, and the GAC Chair attends both the GTO and GRC, strengthening connectivity and the flow of information between the committees.
Connectivity with principal subsidiaries
Non-executive directors from the principal subsidiaries are invited to attend all regular GTO meetings.
In addition, three additional ‘GTO – Principal Subsidiaries’ meetings were held to discuss Operational Resilience and other key risk and control themes.
Specific areas of focus included discussion of market-specific challenges, including differences in regulatory regimes, progress against agreed timelines, challenges to meet expectations, and dependencies on Group-level programmes and deliverables. There was also sharing of learnings from the UK Operational Resilience
Programme and other relevant regulatory initiatives.
Education sessions facilitated by third parties
The Chair organised three education sessions presented by
independent third parties, to which all Board members were invited.
For each topic, the third parties also provided peer/industry insights, and suggested key questions that the Board should ask management.
In March 2025, a detailed session was presented on data opportunities and challenges. This covered the role of data in the wider digital ecosystem, different value drivers, perspectives on a good data strategy, industry view and key Board considerations.
In June 2025, the focus was on third-party risk management including the global regulatory landscape, various thematic deep dives for example, fourth parties and concentration risk and vision for the future.
In September 2025, cybersecurity was covered, including an overview of the threat landscape, attacks and response, regulatory landscape and the role of the Board in response to a cyber incident.

Principal activities and significant issues considered during 2025
Area of focus	Key issues	Conclusions and actions
Technology strategy	Group-wide focus, including alignment with each of the businesses, to implement the technology strategy.
–The GTO regularly reviewed and challenged updates, including supporting metrics, in relation to the technology strategy and the various programmes in place to deliver control improvements.
–The GTO challenged whether funding and resource was appropriate to support execution timelines.
–The GTO considered opinions provided by Risk and Global Internal Audit on the robustness of the approach and progress being made.
–The GTO met with CIOs, COOs, and board members from the principal subsidiaries to discuss progress, dependencies, and challenges regarding Group-wide implementation of technology programmes and management of risk and control issues.

Investment and transformation	A number of significant programmes with material technology and operations components have been subject to replanning and/or did not deliver the benefits expected.
–The GTO oversaw the ongoing implementation of improvements to drive individual accountability for significant investment and transformation activities.
–The GTO discussed the root causes for the replanning of specific programmes and requested the outputs of lessons learned activities and evidence of read across.
–Following the Group-wide reorganisation, a key focus was on change and execution risks and on managing and simplifying the volume of change-related activity.

Investment and transformation: Global FX	Global FX is a significant proposition for HSBC and is subject to an ongoing investment programme.
–The GTO reviewed the Global FX strategy and investment case, including the business context, competitive landscape, alignment to the desired future state architecture, required capabilities and key opportunities and challenges.

Investment and transformation: Wholesale Credit and Lending	Wholesale credit and lending is a significant proposition for HSBC and is subject to an ongoing investment programme.
–The GTO reviewed the wholesale credit and lending strategy and investment case, including the business context, competitive landscape priority, alignment to the desired future state architecture, transformation initiatives, risks and dependencies.

Operational resilience	Operational resilience remains a key priority for HSBC.
–The GTO regularly discussed progress of work to improve resiliency of services to customers including ongoing efforts to simplify the technology estate and to reduce service interruptions impacting customers.
–The GTO reviewed plans to further embed the operational resilience framework, implementation of strategic tooling, automation of manual controls and meeting regulatory requirements.
–The GTO discussed challenges being encountered by the principal subsidiaries to meet market-
specific regulatory requirements.

HSBC Holdings plc Annual Report on Form 20-F
248

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Group Technology & Operations Committee

Principal activities and significant issues considered during 2025 (continued)
Area of focus	Key issues	Conclusions and actions
Generative AI strategy	While GenAI will provide operational efficiency, none of the use cases in production will deliver significant financial impact.
–The GTO reviewed and challenged strategies to leverage the opportunities presented by innovation and new technologies, including in relation to GenAI.
–The GTO discussed the recent streamlining of governance and approval processes, enhancement of tooling and upskilling of talent, approach to risk management, the fast-evolving regulatory landscape, and key next steps to be taken by management to further enable the opportunities presented by GenAI.

Digital assets and currencies strategy
Digital assets and currencies are a
fast-changing market with significant
regulatory developments and
geopolitical risks. HSBC must provide
clients with access to these products
in order to maintain market position.

–The GTO reviewed and challenged the Group's digital assets and currencies strategy.
–The GTO discussed the opportunities presented by digital assets, as well as the regulatory and competitive environments, the risks, controls, technology architecture and the importance of innovation to empower our customers.

Cybersecurity	Cybersecurity remains one of the most significant risks faced by the financial services industry.
–The GTO received updates from the GCIO and Global CISO on all key components of the cybersecurity programme, including:
–ongoing work to enhance the risk and control framework and to improve resilience;
–the external threat environment including incidents;
–talent acquisition and competition;
–incident readiness and playbook testing; and
–cybersecurity exposure across third parties and actions being taken to resolve.
–The GTO challenged management on capacity and capability to deliver its strategy and discussed continued focus on prioritisation.

Data	A holistic Group data strategy is required to drive long term sustainable benefits and enable AI at scale.
–The GTO requested specific updates on the holistic Group data strategy and operating model and reviewed detailed business cases relating to data as well as key milestones and accountable executives.
–A newly-defined suite of metrics will be used to demonstrate progress and business outcomes.
–Activities to implement improvements to data risks and regulatory reporting continues in parallel to the data strategy, the latter acting as a sustainable and critical complement to drive data quality at scale. The
Committee continued to have visibility of updates being presented to the GRC on this topic.

GCOO strategy	Development of a holistic strategy across all components of the GCOO portfolio.
–The GTO regularly reviewed and challenged the GCOO strategic priorities, including specific key outcomes, proposed timelines, known dependencies and development of metrics to track and measure success.

Location strategy	Significant focus to develop a holistic Group-wide location strategy to progress from previously locally driven, reactive and focused on cost.
–The GTO regularly discussed and oversaw the development of a holistic Group-wide location strategy and operating model. Key components included business growth priorities, workforce needs, customer proximity, risks, financials, regulatory compliance, and macroeconomic conditions.
–The GTO received and discussed an independent assessment from a third party on the strategy, progress made and next steps.
–The GTO will continue to provide oversight in 2026 on implementation of the new framework and governance model for all location and real estate related decisions.

Third party management	Reliance on third parties is one of the most significant risks faced by the financial services industry given potential impacts on resilience.
–The GTO regularly reviewed and challenged the strategy and updates in relation to third party management, including progress on implementing control and risk assessment standards uplifts, enhancements to continuous risk monitoring, review of risk acceptances and implementation of new systems and technology to drive operational efficiency.
–The GTO also considered evolving regulatory expectations in relation to suppliers (including broader consideration of fourth and fifth parties) and other relevant industry activity in relation to third parties.
–The GTO will maintain focus on all aspects of third-party management during 2026.

Resource and capability	Having the right skills and resources is critical to achieving our strategic ambitions.
–The GTO reviewed the GCIO and GCOO people and capability plans.
–Key resources, dependencies on subject matter experts, and future skills needs were also considered in respect of all programme updates and strategies and will continue to be considered during 2026.

Focus of future activities
The GTO’s focus for 2026 aligns broadly with our priorities in 2025, with continued oversight of the following:
–execution of the technology and GCOO strategies and how they are aligned with and enabling the business strategies;
–execution of the cybersecurity strategy and progression of the actions being taken to manage the risks and implications of the evolving geopolitical environment and to mitigate the increasing sophistication of threats;
–priority innovation initiatives, including AI and digital assets, given the rapidly evolving market;
–execution of the holistic data strategy with a focus on future opportunities, including those enabled by AI;
–execution of the GCOO strategy and its key components, including metrics to measure performance and alignment with the business and technology strategies;
–the Group-wide location strategy and framework and the interplay with real estate and workforce plans;
–all aspects of third-party management, including strategy, risk management and opportunities to leverage new technology and
tools to simplify processes; and
–embedding of operational resilience across the organisation, including further automation of manual controls.

HSBC Holdings plc Annual Report on Form 20-F
249

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Directors’ remuneration report

“Our remuneration approach is driving a high-performance culture, supporting HSBC’s growth as a simpler, more agile, and customer- focused bank.“
Dame Carolyn Fairbairn Chair Group Remuneration Committee

For committee membership see Board biographies on pages 220 to 223.

Key responsibilities

The Committee’s key responsibilities include:
–making recommendations to the Board, for approval by
shareholders, on the Directors' remuneration policy;
–setting the overarching principles, parameters and governance framework of the Group’s remuneration policy;
–approving the scorecard measures, targets and remuneration of executive Directors and other senior Group employees; and
–regularly reviewing the effectiveness of the remuneration policy of the Group and its subsidiaries in the context of strategy, culture, conduct and effective risk management.

All disclosures in the Directors’ remuneration report are unaudited unless otherwise stated. Disclosures marked as audited should be considered audited in the context of the financial statements taken as a whole.

Dear shareholders,
I am pleased to present our 2025 Directors’ remuneration report on behalf of members of the Group Remuneration Committee (the
’Committee’). This report includes details of our Directors'
remuneration arrangements in respect of the year to 31 December
2025 and a summary of how we intend to apply the Directors'
Remuneration Policy in the forthcoming year.
I would like to thank shareholders for their support of our new
Directors' Remuneration Policy with a 96.10% vote in favour at the
2025 Annual General Meeting.
I have set out below a summary of our 2025 performance, key
decisions made by the Committee and how the Committee has applied the new policy.
Performance in 2025
Financial performance
Our financial performance in 2025 demonstrates the intent and discipline with which we are executing our strategy.
We reported profit before tax of $29.9bn, down $2.4bn compared with
2024, primarily due to a $4.9bn year-on-year net impact from notable items. In 2025, notable items included the recognition of dilution and impairment losses of $2.1bn related to our associate BoCom, reserve recycling losses of $1.5bn following the completion of the sale of our
French retained portfolio of home and certain other loans, legal provisions of $1.4bn and restructuring and other related costs associated with our organisational simplification of $1.0bn. Constant currency profit before tax excluding notable items increased by $2.4bn to $36.6bn.
Reported revenue of $68.3bn increased by $2.4bn compared with
2024, mainly due to fee and other income growth in Wealth and in
Wholesale Transaction Banking, particularly in Foreign Exchange in CIB.
In 2025, target basis operating expenses grew by 3%, in line with our targeted growth commitment. This reflected higher planned spend and investment in technology and included the impact of simplification-
related saves associated with our announced reorganisation.
Our RoTE for 2025 was 13.3%, compared with 14.6% in 2024.
Excluding notable items, RoTE was 17.2%, a 1.6 percentage point increase on 2024.
The Board approved a fourth quarterly dividend of $0.45 per share, bringing the total dividend announced for 2025 to $0.75 per share.
Furthermore, in respect of 2025 we announced two share buy-backs worth a total of $6bn.
Strategic performance
We continued to make progress in reshaping the Group. In 2025 we announced 11 transactions and have commenced strategic reviews of our retail businesses in Australia, Indonesia and Egypt, and also of
HSBC Life Singapore. We completed the privatisation of Hang Seng
Bank on 26 January 2026, which will deepen our presence in one of our home markets and position us to outpace market growth.
Our UK and Hong Kong businesses hold leading market positions and have seen good financial performance in 2025. Our focus on customers has seen improved net promoter scores ('NPS') in the UK across both
RBW and CMB. Hong Kong RBW recorded its highest ever NPS, up 9 points from 2024. We have also seen improvements in NPS in strategic
IWPB markets and in CIB versus 2024.
I am pleased that our employee engagement index remains strong despite the significant changes to our businesses. Over 87% of colleagues participated in our 2025 employee Snapshot survey. Though falling by two percentage points compared with 2024, employee engagement measured through the survey remains high at 78%, four percentage points above the global financial services benchmark.
Key remuneration decisions for executive
Directors
Annual incentive for 2025 performance
Scorecards were set at the start of the year to align with our reported financial performance, excluding the impact of strategic transactions and one-offs on the Group's financial performance in 2025, consistent with the approach taken in previous years.
Based on the strong underlying financial performance delivered during
2025 and good progress made on execution of our strategic objectives, the 2025 scorecard outcome for Georges Elhedery of 80.13% results in an annual incentive of £3,605,000. This compares with a 2024 scorecard outcome of 78.79% and annual incentive of £1,677,000 when Georges was assessed against both Group CFO and Group CEO scorecards and pay outcomes were pro-rated accordingly.
Pam Kaur was appointed as an executive Director on 1 January 2025.
Pam's 2025 scorecard outcome of 80.03% results in an annual
incentive of £2,100,000.
2023–2025 long-term incentive ('LTI') vesting
Georges Elhedery and Pam Kaur participated in the 2023–2025 LTI that will vest in March 2026.
The Group exceeded its maximum relative total shareholder return
('TSR') and carbon reduction targets, demonstrating the
outperformance of the Group versus our peers over the period and progress on sustainability. Group RoTE was above threshold
performance and was assessed at 30.8% of maximum. Targets for sustainable finance and investment and capital reallocation to Asia measures were not met. Overall, 45.19% of the original award will vest and be released on a pro-rata basis over the next five years.
The Committee is comfortable that the pay outcomes for both
executive Directors are appropriate in the context of company and individual performance for 2025.
2026 fixed pay
The Committee considered making a salary increase for the Group CEO and Group CFO, aligned with the overall increase being considered for our Group colleagues, noting the strong 2025 performance delivered.
However, taking into account that 2025 has been a significant year of transformation and to align with our more targeted approach to

HSBC Holdings plc Annual Report on Form 20-F
250

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

awarding fixed pay increases for the wider workforce, there will be no salary increase for either the Group CEO or Group CFO in 2026.
Therefore, Georges Elhedery's base salary for 2026 will be £1,500,000 and Pam Kaur's base salary will be £875,000.
2026–2028 LTI awards
The Committee intends to grant both Georges Elhedery and Pam Kaur the maximum 2026-2028 LTI award of 600% of base salary (Georges
Elhedery: £9,000,000, Pam Kaur: £5,250,000).
The value realised from the award is subject to performance over the next three years. The award will vest in five equal annual instalments after the end of the performance period and shares delivered are subject to a one-year retention period on vesting.
Performance measures and targets
The Committee has reviewed the performance measures used for our incentive arrangements to ensure that these are aligned to the Group's priorities and balance delivery of financial and strategic performance.
For the 2026 annual incentive scorecard, we will retain the same financial measures as 2025, aligned to the Group's priorities, including our core measures of profit before tax ('PBT'), Group RoTE and costs, plus a measure on fee income growth (all excluding notable items). We will assign equal weighting of 15% to all four measures to better incentivise growth and maintain discipline on costs, while retaining focus on delivery of RoTE of 17% or better for our shareholders, excluding notable items.
2026 non-financial measures will consist of our strategic objectives
(10% weighting), customer measures (15% weighting), people &
culture measures (5% weighting) and personal objectives (10%
weighting).
For the 2026-2028 LTI, we will retain Group RoTE and relative TSR and increase the weighting for each to 42.5% from 40%.
Based on shareholder feedback, we have removed our own emissions measure, reflecting that this activity is now largely considered business as usual, and introduced a financed emissions metric, weighted at 5%.
This will assess whether financed emissions for our most carbon-
intensive sectors - Oil & Gas and Power & Utilities - remain within our defined risk limits to enable the Group to progress towards its 2030 targets. In addition, the sustainable finance and investment measure, which is a material metric in support of our ESG ambitions, will have a
10% weighting.
Though the overall weighting of the environment measure will reduce to 15%, this continues to represent a significant proportion of the increased total LTI opportunity. It also represents the potential for higher absolute reward than in previous years because of the new policy. We will keep the weighting under review as we broaden the scope of the financed emissions to cover other sectors.
Performance targets and ranges continue to balance achievability with stretch, ensuring they act as an effective incentive for management, while reflecting the increased pay opportunities of our new policy.
We will continue to utilise a risk modifier and operate a judgement-
based approach to adjustments for all risk and compliance matters.
ÑFor further details, see ‘Implementation for 2026‘ on page 257.
Rewarding our colleagues
In 2025, we continued to embed our new performance and pay
approach to deliver high performance and increase transparency.
In our Snapshot survey, 86% of colleagues reported a clear
understanding of what is expected of them, and 81% of colleagues agreed they received feedback that helps improve their performance.
Pay sentiment continues to increase year-on-year in most areas because of actions taken through 2024.
ÑFor further details, see ‘Our approach to workforce reward‘ on page 259.
Fixed pay
Fixed pay remains the largest part of most colleagues' reward so we are pleased to be accredited as a global living wage employer for the third consecutive year. This means we meet or exceed living wage benchmarks in all our markets. This gives confidence that we provide core financial security to colleagues through fixed pay.
Fixed pay is primarily reviewed through our annual pay cycle. Effective in 2026, we have awarded an overall fixed pay increase of 3.2%. The level of increases vary by market, depending on the economic outlook and individual roles. The highest increases were made to lower paid colleagues relative to relevant market benchmarks.
Variable pay
The Committee determined total variable pay of $3,930m, up 10%
compared with the $3,570m awarded in 2024 after adjusting for disposals and organisational changes. This was determined based on a review of our performance against financial and non-financial metrics.
We considered the strength of our financial performance in 2025 and the ratio between variable pay and pre-variable pay profit before tax, the
Group’s performance against key risk and compliance metrics, and our total compensation market position and the broader economic outlook.
Total compensation across all our businesses increased relative to
2024, rewarding colleagues for their contribution to our performance.
We strongly differentiated to ensure our highest performers had the strongest variable pay outcomes compared to prior year. The
Committee extends its appreciation to colleagues across HSBC who have worked so hard and effectively to deliver our 2025 results.
Other remuneration matters
We welcome the October 2025 changes to the PRA remuneration
rules, which are now simpler and more proportionate compared with other financial markets. Notably, the reduction in deferral length, the removal of the post-vesting retention period for deferred awards, and the removal of the variable-to-fixed pay ratio cap implemented in 2023 present an opportunity to simplify our remuneration structure. These changes can help enhance our pay competitiveness and allow for a greater proportion of total compensation to be delivered as variable pay.
During 2025, the Committee undertook a review of the pay structure for senior employees in light of these changes. It was determined that no amendments would be made to the deferral or post-vesting
retention periods for executive Directors. In accordance with the current shareholder-approved policy, executive Directors will continue to receive LTI awards with a seven-year deferral period, and any shares awarded as part of variable pay will remain subject to a one-year post-
vesting retention period. The Committee will continue to keep this matter under review and will engage with major shareholders on any potential material changes to the deferral structure for our executive
Directors based on the revised PRA remuneration rules.
For Group colleagues subject to the PRA remuneration rules, the deferral period for variable pay awards relating to the 2025 performance year has been reduced to four years, the one-year post-vesting retention period for deferred shares has been removed and the threshold for the 60% deferral rate has increased from £500,000 to
£660,000. We are also recommencing the payment of dividend
equivalents on deferred share awards for all colleagues where regulations permit. This includes executive Directors, in alignment with our shareholder-approved remuneration policy.
Looking ahead to 2026, a key priority will be to review the pay structure for our senior executives. This review will ensure that our remuneration approach continues to support a high-performance culture, incentivises the achievement of our financial and strategic objectives, and promotes robust risk management and exemplary conduct standards.
Conclusion
On behalf of the Committee, I would like to thank our shareholders once again for their support of our new policy and their valuable feedback. We are committed to regular engagement and I look forward to further dialogue in the year ahead.
As Chair of the Committee, I hope you will support the 2025 Directors’
remuneration report at the 2026 AGM.
Dame Carolyn Fairbairn
Chair
Group Remuneration Committee
25 February 2026

HSBC Holdings plc Annual Report on Form 20-F
251

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Remuneration at a glance
Our Directors’ remuneration policy was approved at the AGM on 2 May 2025. The full policy can be found on pages 285 to 293 of our Annual
Report and Accounts 2024 and in the Directors’ Remuneration Policy Supplement, which is available under Group results and reporting in the
‘Investors‘ section of www.hsbc.com.
Remuneration policy summary – executive Directors

Fixed pay	Base salary	–Base salary is paid in cash on a monthly basis. –From 1 March 2026 (unchanged from prior year): –Georges Elhedery: £1,500,000 –Pam Kaur: £875,000
Benefits
–Taxable benefits include the provision of medical insurance, accommodation, car, club membership, independent legal advice in relation to matters arising out of the performance of employment duties for
HSBC, tax return assistance or preparation, and travel assistance.
–Non-taxable benefits include the provision of a health assessment, life assurance and other insurance coverage.

Cash in lieu of pension
–10% of base salary is paid on a monthly basis.
–This allowance, as a percentage of salary, is aligned with the maximum contribution rate that HSBC could make for the majority of employees who are defined contribution members of the HSBC Bank (UK)
Pension Scheme.

Variable pay	Annual incentive	Maximum	–300% of base salary.
		Performance measures	–Performance is measured against an annual scorecard of financial and non- financial measures. –Performance measures for the 2026 Group CEO and Group CFO annual scorecards are set out on page 257.
Operation
–Payout ranges between 25% and 100% for minimum to maximum
performance. Performance below minimum target will result in 0% payout.
–Awards can be delivered in any combination of cash and shares, with shares normally representing no less than 50% of the award. Shares are normally immediately vested.

	Long-term incentive (‘LTI’)	Maximum	–600% of base salary.
Performance measures
–Prior year performance is taken into consideration when assessing the value of the LTI grant.
–Award granted is subject to a forward-looking three-year performance period from the start of the financial year in which the awards are granted. Financial measures will generally have a weighting of 60% or more.
–Performance measures for the 2026-28 LTI award are set out on page 258.

Operation
–At the end of the performance period, the performance outcome will be used to assess the percentage of the awards that will vest.
–Awards will vest in five equal instalments, with the first vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date.

	Other policies applicable to variable pay	Retention	–On vesting, the net number of shares that have vested will normally be held for a retention period of up to one year.
		Malus	–Unvested awards are subject to malus (i.e. reduction and/or cancellation) during any applicable deferral period.
Clawback
–Paid or vested awards are subject to clawback (i.e. repayment or recoupment)
for a period of seven years from the date of award, extending to 10 years in the event of an ongoing internal/regulatory investigation at the end of the seven-year period.

Shareholding guidelines		In-employment	–600% of base salary within five years of appointment.
		Post-employment	–600% of base salary to be held for two years.

HSBC Holdings plc Annual Report on Form 20-F
252

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
2025 executive remuneration outcomes
Further details are set out in our annual report on Directors‘ remuneration on pages 253 to 256.

Georges Elhedery	Pam Kaur
Group CFO until 1 September 2024; Group CEO from 2 September 2024	Group CFO from 1 January 2025
Single total figure of remuneration (£000)	Single total figure of remuneration (£000)
2025
2025
2024
Not an executive Director in 2024

Annual incentive outcome (£000)
Georges Elhedery
Maximum opportunity
Maximum opportunity
2025 annual incentive
2025 annual incentive
Pam Kaur

2023-2025 long-term incentive (LTI) outcome (£000)
Georges Elhedery (received in prior role as Co-CEO, GBM)
Maximum opportunity
Maximum opportunity
2023-25 LTI
2023-25 LTI
Pam Kaur (received in prior role as Group Chief Risk & Compliance Officer)

Executive Directors’ shareholding (% of salary)
Georges Elhedery
Pam Kaur
Requirement
Requirement
Actual
Actual

2026 target opportunities versus peers (£000)
(Stock ticker and ranking by market capitalisation)	Group CEO	Group CFO
Data source: Deloitte. 2025 total compensation
based on 2024 year-end disclosures. 'Target' value
of total compensation based on 50% of the
maximum value for the annual incentive, or target
value if disclosed; 50% of the maximum value for
performance-based LTI; the maximum value of
restricted shares; and one third of face value for
share options. Market capitalisation ranking shown
in brackets based on 3-month average as at
31 December 2025.

HSBC Holdings plc Annual Report on Form 20-F
253

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Annual report on Directors’ remuneration
This section sets out how our approved Directors’ remuneration policy was implemented during 2025.
Single total figure of remuneration
(Audited)
The following table shows the single total figure of remuneration of each executive Director for 2025, together with comparative figures. Georges
Elhedery was appointed Group CFO effective from 1 January 2023 and succeeded Sir Noel Quinn as Group CEO on 2 September 2024. Pam Kaur
was appointed Group CFO and executive Director of the Board on 1 January 2025.

Single total figure of remuneration

(£000)		Base salary	Fixed pay allowance ('FPA')	Taxable benefits	Non- taxable benefits	Cash in lieu of pension	Total fixed	Annual incentive	Notional returns[1]	Long-term incentive[2,3]	Total variable[4]	Total fixed and variable
Georges Elhedery	2025	1,479	—	61	108	148	1,796	3,605	5	1,217	4,827	6,623
	2024	989	1,288	39	58	99	2,473	1,677	8	1,418	3,103	5,576
Pam Kaur	2025	863	—	71	66	86	1,086	2,100	11	708	2,819	3,905
1Deferred cash awards granted in prior years include a right to receive notional returns for the period between the grant and vesting date. This is determined by reference to a rate of return specified at the time of grant and paid annually, with the amount disclosed on a paid basis.
2LTI awards were made in February 2023 at a share price of £6.357 for which the performance period ended on 31 December 2025. The value of the awards has been computed based on a share price of £10.708, the average share price during the three-month period to 31 December 2025. The LTI granted to Georges Elhedery was in respect of 2022 performance in his role as Co-CEO, Global Banking and Markets ('GBM'), and for Pam Kaur in her role as Group Chief Risk and Compliance Officer.
See the following section for details of the performance assessment, which resulted in 45.19% vesting, and the award value attributable to share price appreciation.
3The value of the 2022-2024 LTI for Georges Elhedery has been restated based on a share price of £8.442 to reflect the value of the award on 11 March 2025, when the first tranche of the award vested. In 2024, the value was based on the average share price during the three-month period to 31 December 2024 of
£7.184.
4No malus or clawback was applied to executive Directors' 2025 variable pay awards or outstanding deferred awards from prior years.
Fixed pay
(Audited)

Base pay
As set out in the 2024 report, Group CEO base salary was £1,500,000 and Group CFO base salary was £875,000, effective 1 March 2025.

Benefits
Taxable benefits include the provision of medical insurance, car benefit and tax support. Non-taxable benefits include the provision of life assurance and other insurance cover.
The values of the significant benefits in the single total figure table are set out in the following table.

		Significant benefits				Total taxable and non- taxable benefits
(£000)		Group income protection (non-taxable)	Medical insurance (taxable)	Car and driver (taxable)	Other benefits
Georges Elhedery	2025	102	25	18	24	169
	2024	49	20	6	22	97
Pam Kaur	2025	62	10	38	27	137

Pensions
As per the approved policy, each executive Director receives a payment of 10% of base salary in lieu of pension contributions.

HSBC Holdings plc Annual Report on Form 20-F
254

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Annual incentive
(Audited)
Both executive Directors met the minimum standard of conduct and behaviour for an annual incentive award to be made.
The annual incentive award is awarded 50% in cash and 50% in shares.
The shares portion of the award vests immediately at grant and is subject to a retention period of one year and clawback provisions.
The award is determined by applying the outcome of their annual scorecard to the maximum opportunity, set at 300% of base salary.
In assessing performance, the Committee considered, and made no adjustment for, the impact of interest rates, re-confirming that variations in the macroeconomic environment and their impact on business outcomes remain for our executives to manage.
The Committee considered carefully the wider context in which performance was delivered in 2025, including the strong total return delivered to shareholders over the year. They judged that the overall scorecard outcomes for both Georges Elhedery and Pam Kaur were appropriate against the targets set at the start of the year for financial, strategic and personal measures, and that the application of the risk and compliance modifier was not required.

Executive Director 2025 annual incentive award value

(£000)		Base salary £000	Maximum opportunity (% of salary)	Scorecard outcome	Risk & compliance modifier	Annual incentive £000
Georges Elhedery	2025	1,500	300%	80.13%	Nil	3,605
Pam Kaur	2025	875	300%	80.03%	Nil	2,100

Annual incentive scorecard assessment
		Weighting (%)	Minimum (25% payout)	Maximum (100% payout)	Performance	Assessment (%)	Outcome (%)

Financial (60%)[1]	Group RoTE[2]	25	13.0%	16.0%	17.2%	100.00	25.00

	Target basis operating expenses[2]	15	3.5%	1.5%	3.0%	43.75	6.56

	Profit before tax ($bn)[2]	10	$28.3	$34.6	$36.6	100.00	10.00

	Fee income growth relative to balance sheet growth[3]	10	2.0%	6.0%	8.1%	100.00	10.00

Strategic (30%)	Customer satisfaction	15	See strategic measures table for commentary			76.00	11.40
	Deliver benefits of announced organisational changes	8				87.50	7.00
	People and culture	7				50.00	3.50
Personal (10%)		10	See personal measures table for commentary				Georges Elhedery	Pam Kaur
							6.67	6.57
Formulaic scorecard outcome (%)							80.13	80.03
Risk adjustment (%)							—	—
Scorecard outcome after risk adjustment (%)							80.13	80.03
Maximum opportunity (£000)							4,500	2,625
Annual incentive awarded (£000)							3,605	2,100
1The CET1 capital ratio of 14.9% exceeded the tolerance level in the risk appetite statement as required by the underpin.
2Excluding notable items.
3FY24 excludes net fee income and net loans and advances to customers from our banking business in Canada and our business in Argentina prior to disposal.

HSBC Holdings plc Annual Report on Form 20-F
255

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Strategic measures
	Measures	Weighting	Performance achievement	Assessment	Outcome
Customer satisfaction	Maintain and improve NPS scores/rank	15.0%
–Performance is assessed against NPS data from external providers, including
InMoment sNPS survey for RBW and IWPB, Coalition Greenwich LC and Mid-
market study and Savanta MarketVue Business Banking survey for CMB, and
Coalition Greenwich Global Corporates Study for CIB.
–We maintained market leadership in both RBW and CMB in Hong Kong, reaching a record NPS in RBW.
–In the UK we ranked second for mid-market enterprises, improved our SME
Business Banking ranking to fifth, and improved RBW NPS by 5 points compared to 2024.
–We rose to first place in IWPB in mainland China and Singapore, and our score increased in the UAE. NPS declined slightly in India.
–Amongst Corporates, CIB continues to rank first in Hong Kong, and scores rose in the UK, mainland China, Singapore and UAE.
				76.00%	11.40%
Deliver benefits of announced organisational changes	Benefits realised and reorganisation programme health	8.0%	–We identified and achieved $1.2bn annualised savings against a 2025 baseline of $1.0bn. We are on track to have taken actions to deliver our $1.5bn annualised cost reduction by the end of June 2026, which is six months earlier than planned. –Execution is on track with the majority of programme milestones tracking green throughout 2025 with identified gaps quickly remediated.	87.50%	7.00%
People and culture	Inclusion and retention of high performers	7.0%
–Senior leadership representation for women increased by 0.1 percentage points year-on-year to 34.7%, for Asian heritage colleagues it increased by 1.6 percentage points to 40.9%, and for Black heritage colleagues it remained flat at
3.0%. These are above the minimum performance thresholds set, partly meeting the targets.
–High performer attrition increased by 0.4 percentage points to 4.1%, and was assessed as partly met given the outcome fell within the performance range.
–The Inclusion index in our employee Snapshot survey improved by 0.1 percentage points to 78.3%, above the minimum target set and was assessed as partly met.
				50.00%	3.50%

Personal measures
Personal measures were set at the start of the year and measured by the Committee against agreed targets and key performance indicators.
Georges Elhedery	Weighting	Performance achievement	Assessment	Outcome
Regulatory excellence, wealth acceleration and strategic investments, Group technology strategy	10.0%
–Wealth fees and other operating income of $9.39bn exceeded our maximum target of $8.8bn, driven by Hong Kong and IWPB segments. Net New Invested Assets at $80.0bn is below our threshold performance level of $87.6bn. Overall, performance for this measure was assessed as partly achieving our targets.
–Strong performance on Net App Demise with over 700 net reductions across the organisation, surpassing the maximum target set.
–Good progress has been made on the most material issues on regulatory excellence. However, more could have been done by the Group to improve the pace of progress on long-standing regulatory deliverables and programmes for which Georges had an oversight role.
			66.70%	6.67%

Pam Kaur	Weighting	Performance achievement	Assessment	Outcome
Regulatory excellence, Group Sustainability priorities, robust liquidity and capital management	10.0%
–Reviewed and reset the Group’s Sustainability strategy, related policies and financed emissions targets and published the revised Net Zero Transition Plan; continued enhancement on ESG disclosures in areas such as financed emissions and climate risk.
–Delivered strong capital position throughout the year, with CET1 consistently above target operating range.
–Delivered a robust liquidity position with no breaches throughout the year; enhancements were implemented to further strengthen liquidity management.
–Good progress has been made on the most material issues on regulatory excellence. However, more could have been done by the Group to improve the pace of progress on long-standing regulatory deliverables and programmes for which Pam had an oversight role.
			65.70%	6.57%

HSBC Holdings plc Annual Report on Form 20-F
256

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Long-term incentive (’LTI’) awards
LTI awards over 2023 to 2025 performance period
(Audited)
Georges Elhedery and Pam Kaur were each granted a 2023–2025 LTI award in February 2023 in their capacity as Co-CEO GBM and Group
Chief Risk and Compliance Officer respectively, prior to their appointment as executive Directors. Sir Noel Quinn was also granted a
2023–2025 LTI award in February 2023 in his capacity as Group CEO.
At the time of grant, the Committee determined that there were no windfall gains to consider for this award given the share price at grant
(£6.36) was above the share price at the previous LTI grant (£5.38).
The scorecard delivered an outcome of 45.19%, reflecting strong shareholder returns across the performance period. The Committee received input from the GRC who assessed that the performance targets were delivered with appropriate risk management. On this basis, the Committee considered that no adjustment for risk matters should be made.
The value of the 2023–2025 LTI shown below is based on the average share price during the three-month period to 31 December 2025 of
£10.708. The awards will vest in five equal annual instalments commencing in March 2026. On vesting, shares equivalent to the net number of shares that have vested (after those sold to cover any income tax and social security payable) will be held for a retention period of one year.

Executive Director 2025 LTI values

(£000)		Award	Ordinary shares granted	Prorated for time in employment	Performance outcome	Risk & compliance modifier	Shares to vest	Value of shares to vest £000	Of which: face value £000	Of which: share appreciation £000
Georges Elhedery	2025	2023-25 LTI	251,474	251,474	45.19%	—	113,641	1,217	722	495
Pam Kaur	2025	2023-25 LTI	146,393	146,393	45.19%	—	66,154	708	420	288
Former director
Sir Noel Quinn	2025	2023-25 LTI	861,422	669,995	45.19%	—	302,770	3,242	1,925	1,317

Assessment of the 2023–2025 LTI awards
Measures (weighting)[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)	Actual	Assessment	Outcome

RoTE with CET1 capital ratio underpin[2] (25%)		13.0%	14.3%	15.5%	13.3%	30.8%	7.69%

Capital reallocation to Asia with CET1 capital ratio underpin[3] (25%)		49.0%	50.5%	52.0%	44.8%	0.0%	0.00%

Transition to net zero[4] (25%)	Carbon reduction (own emissions)	64.0%	68.0%	72.0%	84.9%	100.0%	12.50%

	Sustainable finance and investment	$588bn	$700bn	$756bn	$496bn	0.0%	0.00%

Relative TSR[5] (25%)		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of the peer group	Above upper quartile	100.0%	25.00%

Total							45.19%
1Awards vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set out in this table.
2Assessed based on RoTE in the 2025 financial year. The CET1 capital ratio of 14.9% exceeded the level required by the underpin.
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

HSBC Holdings plc Annual Report on Form 20-F
257

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Implementation for 2026

Fixed pay for 2026
There are no changes to the salary with respect to 2026. Taxable benefits for 2026 will be in line with 2025. Pensions will continue to be a cash allowance of 10% of base pay.

(£000)	Annual base salary at 1 January 2026	Increase	Annual base salary at 1 March 2026
Georges Elhedery	1,500	—%	1,500
Pam Kaur	875	—%	875

Annual incentive measures for 2026
The 2026 annual incentive scorecard measures for our executive
Directors have been set to support the achievement of our strategic objectives.
Financial measures comprise our core metrics of PBT, Group RoTE and costs, alongside a measure on fee income growth. Each will be assessed excluding notable items so that outcomes reflect
performance in the control of management. Each measure will be equally weighted at 15% to better incentivise growth while retaining focus on investor commitments. The overall weighting of 60% for financial measures balances alignment with shareholder performance and regulatory expectations.
Customer NPS has been retained to reflect our ambition to be the most trusted bank globally, putting customers at the heart of everything we
do.
We have retained a measure focused on delivery of benefits from the organisational change as we reshape the Group for growth. This will include a measure focusing on synergies following the privatisation of
Hang Seng Bank.
Our people and culture measures support our strategy to enable a culture of high performance. The Committee intends to assess this by considering our 'How We Lead' index score from our all-employee survey and the retention of high performers.
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
Performance targets have been set to reflect the Group’s 2026 plan, external commitments, scenario testing of upside and downside risks in the plan while considering macroeconomic uncertainty, including the interest rate environment and analyst consensus where available. The
Committee is mindful that targets are suitably stretching in this context.
The performance targets are commercially sensitive, and it would be detrimental to the Group’s interests to disclose them at the start of the financial year. Subject to commercial sensitivity, we will disclose the targets in the 2026 Directors’ remuneration report.

2026 annual incentive performance measures[1]		Weighting
Financial measures (60%)	Group RoTE (excluding notable items)	15%
	Profit before tax (excluding notable items)	15%
	Fee income growth (excluding notable items)	15%
	Target basis operating expenses (excluding notable items)	15%
Strategic measures (30%)	Customer satisfaction: Improvement in NPS scores/rank	15%
	Deliver benefits of announced organisational changes	10%
	People and culture: How We Lead index score and retention of high performers	5%
Personal measures (10%)	–Group CEO: Deliver enterprise-wide foundational priorities including regulatory excellence and the Group’s technology strategy. –Group CFO: Deliver activities relating to regulatory excellence priorities, Group Sustainability priorities, and robust liquidity and capital management.	10%

Subject to risk and compliance modifier
The Group Remuneration Committee retains the discretion to revise down the formulaic outcome taking into account performance against risk and compliance factors during the performance period.

1All measures subject to CET1 capital ratio underpin.

HSBC Holdings plc Annual Report on Form 20-F
258

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

LTI awards over 2026 to 2028 performance period
After taking into account performance for 2025, the Committee decided to grant Georges Elhedery an LTI award of £9,000,000 and
Pam Kaur an LTI award of £5,250,000 (both 600% of base salary).
The awards will have a three-year performance period starting on
1 January 2026.
The Committee has reviewed the performance measures considering feedback from shareholders and the Group's strategic priorities.
For the 2026-2028 LTI, we will retain Group RoTE and relative TSR measures but increase their weighting to 42.5% to increase focus on our financial and shareholder return measures.
Group RoTE will be assessed excluding notable items on an average basis over the performance period and represents a change from our previous approach of assessing performance only in the final year. Our new approach better reflects consistent, sustainable performance over the measurement period, minimises the impact of short-term
fluctuations in the last year of assessment and addresses investor feedback received in prior years.
The RoTE measure is subject to a CET1 capital ratio underpin. If the
CET1 capital ratio at the end of the performance period is below the
CET1 risk tolerance level set in the risk appetite statement, then the assessment for this measure will be reduced to nil.
No changes have been made to our relative TSR peer group, which was revised in 2023 to include more Asian peers to better reflect our growth and investment focus.
The Committee has also reviewed the environment measures following shareholder feedback and has made the following changes for the
2026-2028 awards:
–Removed the measure on carbon reduction in our own emissions to reflect the views of our shareholders that this is now largely considered business as usual.
–Introduced a financed emissions measure, weighted at 5%. The performance of this measure will be assessed on the basis of financed emissions for our Oil & Gas and Power & Utilities sectors, remaining within our internally defined risk limits, which have been set to enable the Group to progress towards our 2030 targets.
These two sectors cover most of our reported emissions. We will keep the weighting of this measure under review in future years as we bring in other sectors within its scope.
–Retained the sustainable finance and investment measure, which is a material metric in support of our ESG ambitions, but have reduced the weighting from 15% to 10%.
The overall weighting for the environment measure will be 15%, representing a significant proportion of the overall LTI opportunity.
Performance targets have been set to balance stretch and achievability so that awards act as an effective incentive for management, and incentivise outperformance. Target ranges continue to be calibrated to deliver maximum payouts only for outperformance compared to
consensus and our plan.
For 2026-2028 awards:
–RoTE targets have been set taking into account our plan, with the maximum target reflecting a stretch above plan.
–The minimum target for relative TSR is set ‘at the median of our peer group’, which ensures no payout for below median
performance aligned to investor expectations. The maximum is set
‘at the upper quartile of our peer group’.
–For the sustainable finance and investment measure, we have set performance targets to support our ambition announced in 2020 to provide $750bn to $1tn of sustainable financing and investment by
2030. We reflected on sustainable financing forecasts, market demand, and regulation in setting the target range.
–The financed emissions measure will track the reduction of on-
balance sheet financed emissions and be assessed on the extent that target metrics remain within internally defined risk limits.
These limits have been informed by our risk appetite, have been set in line with our Financed Emissions Metric Pathway and
converge to our 2030 target.
The LTI is subject to a risk and compliance modifier, which gives the
Committee the discretion to ensure performance targets are delivered with appropriate risk management.
Following changes to the PRA remuneration rules, awards are entitled to dividend equivalents, in line with our shareholder-approved policy.
To the extent performance conditions are satisfied at the end of the three-year performance period, the awards will vest in five equal annual instalments commencing from around the third anniversary of the grant date. On vesting, shares equivalent to the net number of shares that have vested (after those sold to cover any income tax and social security payable) will be held for a retention period of one year.

Performance conditions for the 2026–2028 LTI awards
Measures (weighting)		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)
Average RoTE (excluding notable items) with CET1 capital ratio underpin[1,2] (42.5%)		16.5%	17.5%	18.0%
Relative TSR[1,3] (42.5%)		At the median of the peer group	Straight-line vesting between minimum and maximum	At the upper quartile of the peer group
Environment (15%)	Sustainable finance and investment[1,4] (10%)	$733bn	$814bn	$896bn
	Financed emissions[5] (5%)	On-balance sheet financed emissions within the Oil & Gas and Power & Utilities sectors remain within the established risk tolerance for at least 80% of the performance period	On-balance sheet financed emissions within the Oil & Gas and Power & Utilities sectors remain within the established risk tolerance for at least 90% of the performance period	On-balance sheet financed emissions within the Oil & Gas and Power & Utilities sectors remain within the established risk tolerance for 100% of the performance period

Subject to risk and compliance modifier
The Group Remuneration Committee retains the discretion to revise down the formulaic outcome taking into account performance against risk and compliance factors during the performance period.

1Awards will vest on a straight-line basis for performance between the minimum, target and maximum levels of performance set in this table.
2To be assessed based on average RoTE excluding notable items over the performance period, subject to the CET1 capital ratio underpin.
3The peer group for the 2025 award is: Bank of China (Hong Kong), Barclays, BNP Paribas, China Merchants Bank, Citigroup, DBS Group Holdings, J.P. Morgan
Chase & Co., Lloyds Banking Group, OCBC Bank, Standard Chartered and UBS Group.
4The sustainable finance and investment measure will assess the cumulative amount provided and facilitated over the performance period starting from 1 January
2020 and ending 31 December 2028.
5Performance against risk tolerance will be assessed on a rolling two consecutive calendar quarter basis due to volatility and measurement lags. In addition, given inherent uncertainty with financed emissions measurement, mitigating factors for breaches will be considered by the Committee in assessing performance.

HSBC Holdings plc Annual Report on Form 20-F
259

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Our approach to workforce reward
Our approach to workforce reward enables a high-performance culture where colleagues are at their best and focused on excellent customer outcomes.
Our workforce reward principles and commitments guide our approach, strengthen our ability to attract, retain and motivate the people we need and energise colleagues to perform at their best:
–We reward our colleagues responsibly through fixed pay security and protection through core benefits, a competitive total
compensation opportunity, pay equity, and a more inclusive and sustainable benefits proposition over time.
–We recognise colleagues' success through our performance
routines, including feedback and recognition, pay for performance, and all employee share ownership opportunities.
–We support our colleagues to grow through our proposition beyond pay, with a focus on future skills and development, support for well-
being, and flexibility.
In 2024, we made significant changes to our approach to improve colleague experience and unlock our performance edge. We introduced performance routines to support more frequent exchange of feedback and implemented a ’Target Variable Pay’ plan to help improve transparency on how we make pay decisions. The year-end
performance assessment was simplified to focus less on ratings and more on dialogue between managers and colleagues.
In 2025, we continued to evolve our approach and made
enhancements based on the lessons learned from the first year of implementation. We continued to improve our well-being and
recognition offering, which help motivate employees to perform at their best.
The Committee tracks various metrics to assess how we are doing and prioritise our action plans. Our approach overall is working. Employee engagement measured through our employee Snapshot survey
remained high at 78%. While this fell by two percentage points compared with 2024, it was four percentage points above the financial services benchmark. This is a notable achievement in the context of ongoing activities related to our organisational simplification. Further highlights for our areas of focus in 2025 are outlined below.
Our approach to workforce reward forms part of our broader employee value proposition and helps us retain and engage the leaders and people we need to execute our strategy.
In 2026, a key priority will be to review the pay structure for our senior executives following changes to the PRA remuneration rules
announced in October 2025. This review will ensure that our
remuneration approach continues to support a high-performance culture, incentivises the achievement of our financial and strategic objectives, and promotes robust risk management and exemplary conduct standards.

We will reward you responsibly	Living wage	Fixed pay	Benefits
Global living wage employer	3.2% (2025: 3.6%)	5	percentage points	▲
Since 2024, we have continued to work
with the Fair Wage Network which
provides an independent source of wage
levels and HSBC has maintained its
accreditation as a global living wage
employer. We continue to review all
wages against local living wage
benchmarks.
increase to fixed pay for 2026, targeted towards lower paid colleagues relative to relevant market benchmarks.	increase in the number of colleagues who say their benefits meet their and their family's needs well.

We will recognise your success	Feedback	Recognition
81% (2024: 78%)	78% (2024: 78%)	1.4m
of colleagues say their manager proactively gave them timely and effective feedback on their performance and behaviours.	of colleagues say they are recognised when they do a good job.	recognitions of colleagues by their peers through our recognition platform 'At Our Best' for demonstrating role model behaviours that are linked to our values.

We will support you to grow	Mental health	Physical well-being	Well-being
#1 (2024: #1)	#1	66% (2024: 65%)
in the Global CCLA Corporate Mental Health Benchmark for the fourth year running.
Over 11,400 colleagues participated in the
HSBC Global Activity Challenge in
September, an increase of 150% in
participation from 2024. We set a new
Guinness World Record for the most
participants in a 10,000 step challenge in
24 hours.
Our Well-being Index, which measures satisfaction, purpose, happiness and stress, increased compared with 2024 and is five percentage points higher than the financial services benchmark.

HSBC Holdings plc Annual Report on Form 20-F
260

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Remuneration structure for colleagues
We set out below the key features of our remuneration framework, which applies on a Group-wide basis (excluding executive Directors), subject to compliance with local laws. Our remuneration framework for the wider workforce is similar to that of the executive Directors given the inclusion of fixed and variable pay elements, and the application of deferral, retention, malus and clawback policies to variable pay. A summary of the remuneration policy for executive Directors is provided on page 251.

	Remuneration components and objectives	Application for Group employees
Fixed pay	Salary and allowances
–We provide market competitive pay for the role, skills and experience required.
–In addition to base salary, fixed pay may also include fixed pay allowances, cash in lieu of pension and other cash allowances in accordance with local market practice.
–Fixed pay may change to reflect an individual’s position, role or grade, cost of living in the country, individual skills, capabilities and experience.

	Benefits and pension	–Benefits may include, but are not limited to, the provision of a pension, medical insurance, life insurance and health assessment in accordance with local market practice.
Variable pay	Annual incentive
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
–Awards are generally paid in cash and shares. For material risk takers ('MRTs'), at least 50% of the awards are in shares and/or where required by regulations, in units linked to asset management funds.

Long-term incentive
–Members of the Group Operating Committee and other senior Group employees are also eligible to be considered for a long-term incentive award. This is subject to three-year forward-looking performance measures, similar to the executive Directors.

Policies applicable to variable pay	Deferral
–A Group-wide deferral approach is applicable to all employees. A portion of annual incentive awards above a specified threshold is deferred in shares vesting annually over a three-year period (33% vesting on the first and second anniversaries of grant and 34% on the third).
–Awards for MRTs are paid in line with the PRA and FCA remuneration rules, and in compliance with local regulations.
Variable pay for MRTs under the PRA remuneration rules ('Group MRTs'), are subject to a four-year deferral period.
–For all Group MRTs and the majority of local MRTs, a minimum 50% of the deferred awards is in HSBC shares with the remaining portion in deferred cash. Local regulatory requirements apply where necessary.
–For some employees in our asset management business, where required by the relevant regulations, at least 50% of the deferred award is linked to fund units reflective of funds managed by those entities, with the remaining portion in deferred cash awards.
–Variable pay awards made in HSBC shares or linked to relevant fund units granted to MRTs that are immediately vested are generally subject to a one-year retention period post-vesting.

	Anti-hedging	–All employees are subject to an anti-hedging policy, which prohibits employees from entering into any personal hedging strategies in respect of HSBC securities.
	Malus and clawback	–All deferred awards are subject to malus provisions, subject to compliance with local laws. –All awards granted are subject to clawback.
Recruitment remuneration	Buy-out awards
–Buy-out awards may be offered if an individual holds any outstanding unvested awards that are forfeited on resignation from the previous employer.
–The terms of the buy-out awards will not be more generous than the terms attached to the awards forfeited on cessation of employment with the previous employer.

New hire indicative variable pay
–New hire indicative variable pay is awarded in exceptional circumstances, typically involving a critical senior new hire, and is limited to an individual’s first year of employment only. The award is subject to a number of factors
(such as the respective performance of the Group, business / infrastructure area and individual), and the final value paid remains at the full discretion of HSBC.

Policy for loss of office	Severance payments
–Where an individual’s employment is terminated involuntarily for gross misconduct then, subject to compliance with local laws, the Group’s policy is not to make any severance payment and all outstanding unvested awards are forfeited.
–For other cases of involuntary termination of employment, the determination of any severance will take into consideration the contractual notice period, applicable local laws and circumstances of the case.
–Severance amounts awarded to MRTs are not considered as variable pay for the purpose of application of the deferral and variable pay cap rules under the PRA and FCA remuneration rules.

Unvested awards
–Generally, for good leavers, all outstanding unvested awards will normally continue to vest in line with applicable vesting dates. Where relevant, any performance conditions attached to the awards, and malus and clawback provisions, will remain applicable to those awards.

HSBC Holdings plc Annual Report on Form 20-F
261

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
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

Change of control	In the event of a change of control, outstanding awards will be treated in line with the provisions set out in the respective plan rules.

HSBC Holdings plc Annual Report on Form 20-F
262

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Committee governance
The Group Chairman, Chair of the Group Risk Committee, Group CEO,
Group Chief Risk and Compliance Officer, Group Chief People &
Governance Officer, Group Chief Legal Officer, and Group Head of
Performance and Reward, routinely and selectively attend Committee meetings.
No Director is present at Committee meetings when their own
remuneration is discussed.
The Chair and members of the Committee hold private meetings with the Committee's independent adviser, following scheduled Committee meetings. Outside of formal meetings, the Chair meets regularly with key stakeholders, including senior management, investors, proxy advisers and regulators to help inform the broader decision making of the Committee.
The Chair also meets regularly with the Committee Secretary to ensure the Committee fulfils its governance responsibilities, to consider input from stakeholders when finalising meeting agendas and track progress on actions and priorities.
The Chair hosted the biannual Remuneration Committee Chairs Forum in October and November 2025, bringing together Committee
members and Chairs of the principal subsidiary remuneration
committees. The forum provided the opportunity for members to discuss key priorities and challenges in relation to people, performance and pay matters across the Group.
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
Advisers
The Committee received input and advice from different advisers on specific topics during 2025. Deloitte was retained as independent adviser to the Committee in 2025 having been reappointed in 2022 following a formal tender process. Deloitte also provided tax compliance and other advisory services to the Group in 2025. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK.
The Committee also received advice from Willis Towers Watson and
AON on market data and remuneration trends. Willis Towers Watson also provides actuarial support to Global Finance, benchmarking data for the wider workforce and services related to benefits administration for our Group employees.
The Committee was satisfied the advice provided by Deloitte, Willis
Towers Watson and AON was objective and independent in 2025.
For 2025, total fees of £161,500, £36,437 and £17,080 were incurred in relation to remuneration advice provided by Deloitte, Willis Towers
Watson and AON, respectively. This was based on pre-agreed fees and a time-and-materials basis.
Following a full tender process in 2025, Willis Towers Watson will become the Committee's lead independent adviser from March 2026.
Committee performance review
In 2025, the annual review of the performance of the Committee concluded that the Committee continued to operate effectively.
The outcomes of the performance review have been reported to the
Board, and the Committee will progress and track those areas identified for enhancement through 2026.
ÑFurther details of the annual review of the Board and committee performance can be found on page 231.
Share plan matters considered by the
Committee
The Committee and its delegates considered various matters relating to the HSBC share plans during the financial year.
The HSBC International Employee Share Purchase Plan (‘ShareMatch’)
and The HSBC Holdings Savings-Related Share Option Plan (UK)
(‘Sharesave’) were offered in 2025. The HSBC variable pay deferral approach for the 2025 performance year was approved, for which certain updates were made following changes to legal and regulatory requirements. Other awards with performance conditions were
approved for certain strategically important projects during 2025.
Immediate share awards were granted to executive Directors and senior managers in compliance with our regulatory requirements to deliver a portion of non-deferred variable pay in instruments. These awards vest immediately, and are subject to a retention period and clawback provisions.

HSBC Holdings plc Annual Report on Form 20-F
263

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Additional remuneration disclosures
This section provides further information in relation to executive Director and wider workforce remuneration as required by the UK, Hong Kong, and
Pillar 3 remuneration disclosure requirements. For the purpose of the Pillar 3 remuneration disclosures, executive Directors and non-executive
Directors are considered to be members of the management body. Members of the Group Operating Committee other than the executive
Directors are considered as senior management.
Link between risk, performance and reward
Our remuneration practices promote sound and effective risk management to support our business objectives and the delivery of our strategy. We set out below the key features of our framework, which enable us to align between risk, performance and reward, subject to compliance with local laws and regulations:

Framework elements	Application
Variable pay
–Group variable pay is expected to reflect Group performance, based on a range of financial and non-financial factors. We use a countercyclical funding methodology with a structured payout range for different levels of profitability and guided by a floor and a ceiling. The payout ratio generally reduces as performance increases to avoid pro-cyclicality. The floor recognises that even in challenging times, remaining competitive is important. The ceiling recognises that at higher levels of performance it is not always necessary to continue to increase variable pay, thereby limiting the risk of inappropriate behaviour to drive financial performance.
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
–The Committee also applies its discretion to adjust the pool either upwards or downwards based on a recommendation by the GRC which takes into account a full assessment of risk performance.

Individual performance
–Assessment of individual performance is made with reference to clear and relevant financial and non-financial goals. Group Operating
Committee members have a goal on effective management of enterprise risk, regulatory compliance and financial crime risk responsibilities as well as financial risks. The goal is independently assessed by Risk and Compliance and a risk and compliance rating and assessment is shared with the individual and the Group CEO to consider as part of the year-end review. Direct reports of Group Operating Committee members and other senior executives are assessed on risk, regulatory and financial crime goals identified for their roles. All other employees have a mandatory risk and compliance goal.
–Performance assessment for all employees includes a behaviour gateway (if permissible under local laws), and a full assessment of achievement against goals and demonstration of HSBC values aligned behaviours. This ensures that performance is assessed not only on what is achieved but also on how it is achieved.

Control function staff
–Group policy is for control staff to report into their respective infrastructure area. Remuneration decisions for senior infrastructure roles are made by the global infrastructure head.
–The performance and reward of individuals in control functions, including risk and compliance colleagues, are assessed according to a balanced scorecard of goals specific to the functional role they undertake.
–Their remuneration is determined independent of the performance of the business areas they support.
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

Clawback
–Clawback can be applied to vested or paid awards granted to MRTs for a period of seven years, extended to 10 years for employees in PRA and FCA designated senior management functions in the event of ongoing internal/regulatory investigation at the end of the seven-year period.
Clawback can also be applied to non-MRTs. Clawback may be applied in circumstances including:
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
–MRTs are identified at Group, HSBC Bank plc (consolidated) and HSBC UK level.
–MRTs are also identified at other solo regulated entity level as required by the regulations.
–When identifying an MRT, HSBC considers a colleague’s role within its matrix management structure. The business and infrastructure area that an individual works within takes precedence, followed by the geographical location in which they work.
–We also identify additional MRTs based on our own internal criteria, which include individuals in certain roles and grades who otherwise would not be identified as MRTs under the remuneration rules.

HSBC Holdings plc Annual Report on Form 20-F
264

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Summary of shareholder return and Group CEO remuneration
The graph shows HSBC TSR performance (based on the daily spot
Return Index in sterling) against the FTSE 100 Total Return Index for the 10-year period ended 31 December 2025.
The FTSE 100 Total Return Index has been chosen as a recognised broad equity market index of which HSBC Holdings is a member.
The single total figure of remuneration for the Group CEO over the past
10 years, together with the outcomes of the respective
annual incentive and LTI awards, are presented in the following table.

HSBC TSR and FTSE 100 Total Return Index

	2016	2017	2018		2019		2020	2021	2022	2023	2024		2025
Group CEO	Stuart Gulliver	Stuart Gulliver	Stuart Gulliver	John Flint	John Flint	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn	Sir Noel Quinn[1,2]	Georges Elhedery[2,3]	Georges Elhedery
Single total figure £000	5,675	6,086	2,387	4,582	2,922	1,977	4,154	4,895	5,562	10,396	10,091	1,867	6,623
Annual incentive (% of maximum)	64%	80%	76%	76%	61%	66%	32%	57%	75%	70%	78%	78%	80%
Long-term incentive (% of maximum)	—%	—%	100%	—%	—%	—%	—%	—%	—%	75%	75%	—%	45.19%
1Sir Noel Quinn’s 2024 single total figure reflects his total fixed pay, benefits and annual incentive up to and including 1 September 2024 when he stepped down as Group CEO, plus his vesting 2022-2024 LTI. This single total figure has been restated to reflect the value of the 2022-2024 LTI on 11 March 2025, when the first tranche of the award vested.
2The 2024 annual incentive figures for Sir Noel Quinn and Georges Elhedery reflect their assessment against the Group CEO scorecard for their periods as Group
CEO.
3Georges Elhedery’s 2024 single total figure reflects his total fixed pay, benefits and annual incentive in respect of his period as Group CEO (for the period 2
September 2024 to 31 December 2024). Georges Elhedery’s vesting 2022-2024 LTI was granted before his appointment as Group CEO and has been excluded.
Voting results from Annual General Meeting

2025 Annual General Meeting voting results
	For	Against	Withheld
Directors' Remuneration Report (votes cast)	98.34%	1.66%	––
	8,807,418,532	148,870,299	11,202,665
Directors' Remuneration Policy (votes cast)	96.10%	3.90%	––
	8,609,641,462	349,032,069	8,780,440
Amend rules of the HSBC Share Plan 2011 (votes cast)	97.33%	2.67%	––
	8,716,852,849	239,261,675	10,286,595

HSBC Holdings plc Annual Report on Form 20-F
265

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Pay ratio
The following table shows the ratio between the total pay of the Group
CEO and the lower quartile, median and upper quartile pay of our UK employees.
The median ratio is lower year on year, reflecting the lower value of the
2023-25 LTI for Georges Elhedery, which was granted for his prior role as Co-CEO, GBM, compared with the value of the 2022-24 LTI for Sir
Noel Quinn, which was received in his capacity as Group CEO.

Total pay ratio
	Method	Lower quartile	Median	Upper quartile
2025	A	167:1	96:1	51:1
2024[1]	A	307:1	179:1	94:1
2023	A	285:1	165:1	86:1
2022	A	167:1	95:1	49:1
2021	A	154:1	90:1	46:1
2020	A	139:1	85:1	43:1
2019	A	169:1	105:1	52:1

Total pay and benefits amounts used to calculate the ratio
(£)	Method	Lower quartile		Median		Upper quartile
		Total pay and benefits	Total salary	Total pay and benefits	Total salary	Total pay and benefits	Total salary
2025	A	39,601	30,750	69,207	57,500	130,262	95,078
2024	A	38,995	31,962	66,672	53,945	127,050	91,664
2023	A	36,528	27,680	63,000	45,536	121,223	89,506
2022	A	33,284	24,615	58,257	41,000	113,778	95,000
2021	A	31,727	27,666	54,678	41,500	106,951	84,000
2020	A	29,833	23,264	48,703	36,972	96,386	75,000
2019	A	28,920	24,235	46,593	41,905	93,365	72,840
1The 2024 pay ratios have been restated to reflect the revised 2024 LTI value for Sir Noel Quinn.
The total pay and benefits for the median employee for 2025 was
69,207, a 3.8% increase compared with 2024.
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
Our ratios have been calculated using the option ‘A’ methodology prescribed under the UK Companies (Miscellaneous Reporting)
Regulations 2018. Under this option, the ratios are calculated using full-
time equivalent pay and benefits of all employees providing services in the UK at 31 December 2025. We believe this approach provides accurate information and representation of the ratios. The ratio has been computed taking into account the pay and benefits of over 33,000
UK employees, other than the Group CEOs. We calculated our pay quartiles and benefits information for our UK employees using:
–full-time equivalent annualised fixed pay, which includes base salary and allowances, at 31 December 2025;
–variable pay awards for 2025;
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
Full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee’s data as at 31 December
2025. Where an employee works part-time, fixed pay and benefits are grossed up, where appropriate, to full-time equivalent. One-off benefits have not been included in calculating the ratios as these are not permanent in nature and in some cases, depending on individual circumstances, may not truly reflect a benefit to the employee.
The reported ratios may not be comparable to our international and listed peers on the FTSE 100, given differences in business mix and size, employment and compensation practices, methodologies for computing pay ratios and assumptions used by companies.
Relative importance of spend on pay
The following chart shows the change in:
–total employee pay between 2024 and 2025; and
–dividends and share buy-backs in respect of 2024 and 2025.
In 2025, total spend on pay was up 6% compared with 2024. The return to shareholders by way of dividends and share buy-backs fell by
22% compared with 2024. In 2024, dividends included the special dividend of $0.21 per share that was paid following the completion of the sale of our banking business in Canada. In 2025, we provided $8bn of capital return to shareholders through share buy-backs, which included the up to $2bn buy-back announced at our 2024 annual results in February 2025. Following our announcement to privatise Hang Seng
Bank in October 2025, we announced our intention not to initiate share buy-backs temporarily. A decision to recommence buy-backs will be subject to our normal buy-back considerations and process on a quarterly basis. Dividends include an approximation of the amount payable in April 2026 in relation to the fourth interim dividend of $0.45 per ordinary share.
Relative importance of spend on pay
$12.9bn
$8.0bn

Distributions to ordinary shareholders	2025	▼ 22%
	2024
Employee pay	2025	▲ 6%
	2024
$11.0bn
$15.9bn

HSBC Holdings plc Annual Report on Form 20-F
266

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Comparison of Directors’ and employees’ pay
The following table compares the changes in each Director’s base salary, taxable benefits and annual incentive between 2021 and 2025 with those for UK-based employees of HSBC Group Management Services Limited, the employing entity of the executive Directors. The underlying single figures of remuneration used to calculate these figures are on page 253 for executive Directors, and page 270 for non-executive Directors.

Annual percentage change in remuneration
	Base salary/fees					Benefits					Annual incentive
Director/employees	2025	2024	2023	2022	2021	2025	2024	2023	2022	2021	2025	2024	2023	2022	2021
Executive Directors
Georges Elhedery	49.5	26.7	—	—	—	56.4	866.0	—	—	—	115.0	30.3	—	—	—
Pam Kaur	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-executive Directors
Geraldine Buckingham	4.8	10.7	57.4	—	—	366.7	(40.0)	—	—	—	—	—	—	—	—
Rachel Duan	5.1	4.5	8.4	235.8	—	333.3	—	(100.0)	—	—	—	—	—	—	—
Dame Carolyn Fairbairn	15.4	4.7	5.3	231.1	—	200.0	—	(100.0)	—	—	—	—	—	—	—
James Forese	2.0	5.5	10.2	20.5	257.5	750.0	300.0	—	—	—	—	—	—	—	—
Ann Godbehere	89.5	472.1	—	—	—	—	—	—	—	—	—	—	—	—	—
Steven Guggenheimer	3.5	(1.9)	0.8	4.8	86.6	450.0	300.0	(90.0)	—	—	—	—	—	—	—
José Antonio Meade Kuribreña	5.9	3.7	0.8	8.5	10.4	628.6	75.0	(71.4)	—	(100.0)	—	—	—	—	—
Kalpana Morparia	8.1	45.9	—	—	—	2,000.0	—	—	—	—	—	—	—	—	—
Eileen Murray	16.6	14.1	10.7	(1.5)	121.7	—	(100.0)	—	—	—	—	—	—	—	—
Brendan Nelson	138.0	306.2	—	—	—	110.5	216.7	—	—	—	—	—	—	—	—
Swee Lian Teo	16.4	402.0	—	—	—	—	—	—	—	—	—	—	—	—	—
Sir Mark Tucker	(25.0)	—	—	—	—	(57.2)	184.3	(54.9)	242.4	(36.5)	—	—	—	—	—
Employee group[1]	3.2	3.3	5.0	3.1	1.0	5.0	4.1	5.7	7.0	1.3	7.2	2.4	11.7	3.7	25.2
1Employee group consists of individuals employed by HSBC Group Management Services Ltd, the employing entity of the executive Directors. No individuals are employed directly by HSBC Holdings.
Scheme interests awarded during 2025
(Audited)
The table below sets out scheme interests granted to executive Directors during 2025 in respect of the 2024 performance year, as disclosed in the 2024 Directors’ remuneration report. No non-executive Directors received scheme interests during the financial year. Details of immediate shares are disclosed in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong
Limited.

Scheme awards in 2025
(Audited)
	Type of interest awarded	Basis on which award made	Date of award	Face value awarded £000	Percentage receivable for minimum performance	Number of shares awarded	End of performance period
Georges Elhedery	LTI deferred shares[1]	% of base salary	7 May 2025	12,407	25	1,367,880	31 December 2027
	Immediate shares[2]	% of base salary	4 March 2025	838	N/A	92,447	31 December 2024
Pam Kaur	LTI deferred shares[1]	% of base salary	7 May 2025	7,237	25	797,930	31 December 2027
	Immediate shares[2]	% of base salary	4 March 2025	1,687	N/A	186,052	31 December 2024
1In accordance with the remuneration policy approved at the 2025 AGM, the LTI award was determined at 600% of base salary for Pam Kaur and 600% of base salary for Georges Elhedery. The number of shares was determined by taking the average closing price of the week commencing 24 February 2025 (£9.070), being the same price used for other awards granted in respect of the 2024 performance year, and discounting based on HSBC’s expected dividend yield of 6.5%
per annum for the vesting period (£6.580). The fair value of the awards was £3.185 based on IFRS 2 accounting standards. LTI awards are conditional share awards subject to a three-year forward-looking performance period and vest in five equal annual instalments, between the third and seventh anniversary of the award date, subject to performance achieved. Awards are subject to clawback for up to 10 years from award date and are not eligible for dividend equivalents.
2Immediate share awards are granted based on previous years’ performance as part of the annual incentive and are not subject to forward-looking performance conditions. On vesting, a one-year retention period applies. The face values of the awards was computed using the average closing price of the week commencing 24 February 2025, £9.070. The fair value of the awards was £9.163 based on IFRS 2 accounting standards. Awards are subject to clawback for up to 10 years from the award.

HSBC Holdings plc Annual Report on Form 20-F
267

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Performance conditions for the 2025–2027 LTI awards (Audited)
Measures (weighting)[1]		Minimum (25% payout)	Target (50% payout)	Maximum (100% payout)
RoTE (excluding notable items) with CET1 capital ratio underpin[2] (40%)		14.0%	16.0%	18.0%
Environment and sustainability[3] (20%)	Carbon reduction (own emissions) (5%)	71.0%	73.0%	78.0%
	Sustainable finance and investment (15%)	$648.0bn	$720.0bn	$792.0bn
Relative TSR[4] (40%)		At median of the peer group	Straight-line vesting between minimum and maximum	At upper quartile of peer group
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
3Carbon reduction will be measured based on percentage reduction in total energy and travel emissions achieved by 31 December 2027 using 2019 as the baseline. The sustainable finance and investment measure will assess the cumulative amount provided and facilitated over the period ending 31 December 2027.
4The peer group for the 2025–2027 award is: Bank of China (Hong Kong), Barclays, BNP Paribas, China Merchants Bank, Citigroup, DBS Group Holdings,
J.P. Morgan Chase & Co., Lloyds Banking Group, OCBC Bank, Standard Chartered and UBS Group.
Other scheme interests held during 2025
The table below details scheme interests held by executive Directors during 2025, in respect of prior performance years. Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in some circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Other scheme interests in 2025
(Audited)
									HSBC Holdings ordinary shares
Type of interest held	Dates of award	Award price (£)[1]	Usually vesting		Vested Tranche	Tranche vested on	Market price at vest (£)	Closing price before vest date (£)	At 1 Jan 25	Vested in period	Lapsed in period	Cancelled in period	At 31 Dec 25
			from	to
Georges Elhedery
LTI Deferred shares	28 Feb 22	5.380	1 Mar 25	31 Mar 29	1	11 Mar 25[2]	8.4415	8.5480	223,989	33,597	55,998	—	134,394
	27 Feb 23	6.357	1 Mar 26	31 Mar 30	—	—	—	—	251,474	—	—	—	251,474
	26 Feb 24	5.972	1 Mar 27	31 Mar 31	—	—	—	—	569,177	—	—	—	569,177
Deferred shares[3]	24 Feb 20	5.622	1 Mar 23	31 Mar 27	3	10 Mar 25	8.6138	8.7640	88,597	29,532	—	—	59,065
	1 Mar 21	4.262	1 Mar 24	31 Mar 28	2	10 Mar 25	8.6138	8.7640	244,419	61,104	—	—	183,315
	28 Feb 22	5.380	1 Mar 25	31 Mar 29	1	11 Mar 25	8.4415	8.5480	273,163	54,632	—	—	218,531
Pam Kaur
LTI Deferred shares	28 Feb 22	5.380	1 Mar 25	31 Mar 29	1	11 Mar 25[2]	8.4415	8.5480	168,077	25,211	42,020	—	100,846
	27 Feb 23	6.357	1 Mar 26	31 Mar 30	—	—	—	—	146,393	—	—	—	146,393
	26 Feb 24	5.972	1 Mar 27	31 Mar 31	—	—	—	—	185,889	—	—	—	185,889
Deferred shares[3]	26 Feb 18	7.234	1 Mar 21	31 Mar 25	5	10 Mar 25	8.6138	8.7640	15,633	15,633	—	—	—
	25 Feb 19	6.235	1 Mar 22	31 Mar 26	4	10 Mar 25	8.6138	8.7640	37,310	18,655	—	—	18,655
	24 Feb 20	5.622	1 Mar 23	31 Mar 27	3	10 Mar 25	8.6138	8.7640	58,909	19,635	—	—	39,274
	1 Mar 21	4.262	1 Mar 24	31 Mar 28	2	10 Mar 25	8.6138	8.7640	169,555	42,388	—	—	127,167
	28 Feb 22	5.380	1 Mar 25	31 Mar 29	1	11 Mar 25	8.4415	8.5480	210,542	42,108	—	—	168,434
	27 Feb 23	6.357	1 Mar 26	31 Mar 30	—	—	—	—	65,843	—	—	—	65,843
	26 Feb 24	5.972	1 Mar 27	31 Mar 31	—	—	—	—	100,798	—	—	—	100,798
1The award price is the closing price on the day before the grant date for awards made in 2024 and prior years. In all cases the purchase price is nil.
2The performance conditions were assessed and confirmed at 75%. The remaining 25% of the award was forfeited. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award vests in five equal tranches.
3Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from vesting. The awards vest in five equal tranches.
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
There have been no changes in the shares or debentures of the
Directors from 31 December 2025 to the date of this report.

HSBC Holdings plc Annual Report on Form 20-F
268

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Executive Directors’ interests in shares
(Audited)
The shareholdings of executive Directors in 2025, including the shareholdings of their connected persons, are shown in the table below at 31 December 2025, alongside their shareholding requirement. There have been no changes in the shareholdings of the executive Directors from 31 December 2025 to the date of this report.
Executive Directors have five years from their appointment to build up the required level of shareholding. In line with investor guidance, unvested shares that are not subject to forward-looking performance conditions (on a net of tax basis) can count towards their shareholding requirement.
The Committee reviews compliance with the shareholding
requirement, taking into account shareholder expectations and guidelines. The Committee also has full discretion in determining any penalties for non-compliance.
The weighted average holding period of an LTI award within HSBC is six years, in excess of the five-year holding period typically implemented by FTSE-listed companies.
HSBC operates a policy under which individuals are not permitted to enter into any personal hedging strategies in relation to shares subject to a vesting and/or retention period.

Shares
(Audited)
	Shareholding guidelines (% of salary)	Shareholding at 31 Dec 2025[2] (% of salary)	At 31 Dec 2025
				Scheme interests
			Share interests (number of shares)	Share options[3]	Shares awarded subject to deferral[1]
					without performance conditions	with performance conditions[4]
Executive Directors
Georges Elhedery[5]	600%	792%	1,109,810	—	595,305	2,188,531
Pam Kaur[5]	600%	1,207%	986,625	—	621,017	1,130,212
1The gross number of shares is disclosed. A portion will be sold at vesting to cover any income tax and social security that falls due at the time of vesting.
2The value of the shareholding is calculated using an average of the daily closing share prices in the three months to 31 December 2025, £10.708, and does not include any unvested interests.
3At 31 December 2025, Georges Elhedery and Pam Kaur did not hold any options under the HSBC Holdings Savings-Related Share Option Plan (UK).
4LTI awards are subject to performance measures as set out in the relevant Annual Report and Accounts.
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
best interests of the Group, the Committee will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC)
Georges Elhedery	2 September 2024	12 months
Pam Kaur	1 January 2025	12 months
External appointments
During 2025, Georges Elhedery did not receive any fees from external appointments. Pam Kaur received £38,633 as an independent non-
executive Director for Aberdeen Group plc for the period 1 January
2025 to 8 May 2025.
Total pension entitlements
(Audited)
No employees who served as executive Directors during the year have a right to amounts under any HSBC final salary pension scheme for their services as executive Directors or are entitled to additional benefits in the event of early retirement. There is no retirement age set for Directors, but the normal retirement age for colleagues is 65.
Payments to past Directors
(Audited)
In line with the terms of his departure disclosed in our Annual Report and Accounts 2024, Sir Noel Quinn was granted good leaver status. Sir
Noel Quinn is eligible to receive vesting of the 2023–2025 LTI award, pro-rated for time in employment subject to satisfaction of non-
compete provisions under which he cannot undertake a role with a defined list of competitor financial services firms for 12 months after his employment ceases with HSBC. Details of the 2023–2025 LTI outcome are outlined on page 256.
No other payments in scope of the remuneration disclosure
requirements were made to, or in respect of, former Directors in the year in excess of the minimum threshold of £50,000 set for this purpose.
Payments for loss of office
(Audited)
Sir Noel Quinn left the Group on 30 April 2025.
In accordance with the approved Directors' remuneration policy and contractual terms agreed for the period between 1 January 2025 and
30 April 2025, Noel received payments totalling £1,232,072. This included a salary of £458,667, a pension allowance of £45,867 and a fixed pay allowance of £566,658. The fixed pay allowance was awarded in immediately vested shares, which are subject to a retention period and released on a pro-rata basis over five years. In accordance with the approved Directors' remuneration policy, Noel also received cash in lieu of unused holiday totalling £123,600 on expiry of his notice period, and taxable and non-taxable benefits with an aggregate value of £37,280.
Noel's full departure terms were disclosed in the Annual Report and
Accounts 2024. No other payments for loss of office were made to former or current Directors in the year.

HSBC Holdings plc Annual Report on Form 20-F
269

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Directors’ emoluments
The details of compensation paid to executive and non-executive Directors for the year ended 31 December 2025 are set out below:

Emoluments
	Georges Elhedery		Pam Kaur[1]		Non-executive Directors[2]
	2025	2024	2025	2024	2025	2024
	£000	£000	£000	£000	£000	£000
Directors' base salary, allowances and benefits in kind	1,796	2,473	1,086	—
Non-executive Directors' fees and benefits in kind					6,252	5,393
Pension contributions	—	—	—	—	—	—
Performance-related pay paid or receivable[3]	12,605	10,677	7,350	—	—	—
Inducements to join paid or receivable	—	—	—	—	—	—
Compensation for loss of office	—	—	—	—	—	—
Notional return on deferred cash	5	8	11	—	—	—
Total	14,406	13,158	8,447	—	6,252	5,393
Total ($000)	18,977	17,333	11,127	—	8,236	7,104
1Pam Kaur was appointed executive Director and Group CFO effective 1 January 2025.
2Fees and benefits in kind for 2025 reflects the population as per the single total figure table for non-executive Directors.
3Includes the value of the deferred and LTI awards at grant.
The aggregate amount of Directors’ emoluments (including both executive Directors and non-executive Directors) for the year ended 31 December
2025 was $38,340,912. The aggregate value of Director retirement benefits for current Directors is nil.
As per our policy, benefits in kind may include, but are not limited to, the provision of medical insurance, income protection insurance, health assessment, life assurance, club membership, tax assistance, car benefit, travel assistance, provision of company owned-accommodation and relocation costs (including any tax due, where applicable).
The details of compensation paid to former executive Directors for the year ended 31 December 2025 are set out below:

Emoluments to former executive Directors
	Stuart Gulliver		John Flint		Marc Moses		Sir Noel Quinn
	£	$	£	$	£	$	£	$
Post-employment medical insurance benefits[1]	7,823	10,305	12,338	16,253	24,262	31,961	7,287	9,599
Tax return support[1]	—	—	—	—	—	—	1,750	2,305
1Amounts are converted into US dollars based on the average exchange rates for the year.
The total aggregate value of benefits provided to former executive Directors in 2025 was £53,460 ($70,423). There were payments under retirement benefit arrangements to four former Directors of £2,484,882.
The provision at 31 December 2025 in respect of unfunded pension obligations to two former Directors amounted to £345,538. This relates to unfunded unapproved retirement benefits schemes.
Emoluments of senior management and five highest paid employees
The following tables set out the emoluments paid to senior management, comprising executive Directors and members of the Group Operating
Committee, for the year ended 31 December 2025, or for the period of appointment in 2025 as a Director or member of the Group Operating
Committee. The tables also detail the remuneration paid and share awards granted to the five highest paid employees, comprising Georges
Elhedery, Pam Kaur and three other members of the Group Operating Committee for the year ended 31 December 2025.

Five highest paid employees – share awards (HSBC Share Plan 2011)
Dates of award	Award price (£)[1]			HSBC Holdings ordinary share awards
		Usually vesting		At 1 Jan 2025	Granted in period	Vested in period[2]	Fair value(s) (£)	Lapsed in period	Cancelled in period	At 31 Dec 2025
		from	to
2015 to 2024	—	1 Mar 25	30 Mar 31	5,569,957	—	960,545	—	176,633	—	4,432,779
4 Mar 25[3]	9.070	4 Mar 25	30 Mar 32	—	1,262,453	603,212	3.461 and 9.163	—	—	659,241
7 May 25[3]	9.070	1 Mar 28	30 Mar 32	—	2,165,810	—	3.185	—	—	2,165,810
				5,569,957	3,428,263	1,563,757	—	176,633	—	7,257,830
1The price for awards made in 2025 is the average closing price of the week commencing 24 February 2025. In all cases the purchase price is nil.
2The weighted average closing price of the shares immediately before the dates on which the awards were vested was £8.965.
3The fair values of the awards were calculated according to the IFRS 2 accounting standard. The fair values vary based on the length of the vesting period. These awards include LTI awards which are subject to satisfaction of performance conditions. LTI awards are subject to a combination of financial and non-financial metrics that are in this report.

HSBC Holdings plc Annual Report on Form 20-F
270

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Emoluments
£000s	Five highest paid employees	Senior management
Basic salaries, allowances and benefits in kind	11,005	25,839
Pension contributions	124	492
Performance-related pay paid or receivable[1]	36,685	59,240
Inducements to join paid or receivable	—	—
Compensation for loss of office[2]	—	348
Total	47,814	85,919
Total ($000)	62,987	113,184
1Includes the value of deferred share awards at grant.
2Excludes expected payments in 2026 in connection with loss of office for senior management in 2025.

Emoluments by bands
Hong Kong dollars	US dollars	Number of highest paid employees	Number of senior management
$1,000,001 – $1,500,000	$128,267 – $192,400	—	1
$10,000,001 – $10,500,000	$1,282,664 – $1,346,797	—	1
$13,500,001 – $14,000,000	$1,731,597 – $1,795,730	—	1
$41,000,001 – $41,500,000	$5,258,923 – $5,323,056	—	1
$42,000,001 – $42,500,000	$5,387,190 – $5,451,323	—	1
$45,500,001 – $46,000,000	$5,836,122 – $5,900,255	—	1
$57,000,001 – $57,500,000	$7,311,186 – $7,375,319	—	1
$57,500,001 – $58,000,000	$7,375,319 – $7,439,452	—	1
$60,500,001 – $61,000,000	$7,760,118 – $7,824,251	—	1
$61,000,001 – $61,500,000	$7,824,251 – $7,888,384	—	1
$66,500,001 – $67,000,000	$8,529,717 – $8,593,850	1	1
$86,500,001 – $87,000,000	$11,095,045 – $11,159,178	1	1
$91,500,001 – $92,000,000	$11,736,377 – $11,800,510	1	1
$97,500,001 – $98,000,000	$12,505,976 – $12,570,109	1	1
$147,500,001 – $148,000,000	$18,919,296 – $18,983,429	1	1
Non-executive Directors
(Audited)
The following table shows the total fees and benefits of non-executive Directors for 2025, together with comparative figures for 2024.

Fees and benefits
(Audited)	Fees[1]		Benefits[2]		Total
(£000)	2025	2024	2025	2024	2025	2024
Geraldine Buckingham[3]	283	270	14	3	297	273
Rachel Duan	268	255	13	3	281	258
Dame Carolyn Fairbairn	337	292	15	5	352	297
James Forese[4]	817	801	34	4	851	805
Ann Godbehere[5]	737	389	44	—	781	389
Steven Guggenheimer	268	259	22	4	290	263
José Antonio Meade Kuribreña	268	253	51	7	319	260
Kalpana Morparia	268	248	21	1	289	249
Eileen Murray	386	331	30	—	416	331
Brendan Nelson[6]	783	329	80	38	863	367
Swee Lian Teo	298	256	28	—	326	256
Sir Mark Tucker[7]	1,125	1,500	62	145	1,187	1,645
Total (£000)	5,838	5,183	414	210	6,252	5,393
Total ($000)	7,691	6,828	545	277	8,236	7,104
1Fees are in line with the Directors' remuneration policy approved by the shareholders at the 2025 AGM.
2Benefits include taxable expenses such as accommodation, travel and subsistence relating to attendance at Board and other meetings at HSBC Holdings'
registered offices.
3Stepped down as a member of the Group Remuneration Committee on 31 January 2025.
4Includes fee of £418,000 (2024: £430,000) in relation to his role as Chair of HSBC North America Holdings, Inc.
5Appointed as a non-executive Director of HSBC Bank plc on 1 January 2025 and received a pro rata annual fee of £105,000 until 24 April 2025. Ann was appointed as Chair of HSBC Bank plc Board and the Nomination, Remuneration and Governance Committee on 25 April 2025 and received a pro rata annual fee of £300,000.
6Appointed as a non-executive Director of HSBC UK Bank plc on 9 January 2025 and received an annual fee for this appointment of £135,000 pro rata for the period 9 January 2025 to 30 September 2025. Following his appointment as Group Chairman on 1 October 2025, Brendan received a single total annual fee of
£1.5m pro rata and no other fees were paid in relation to any of his other Group or HSBC UK Bank plc roles from 1 October 2025.
7Stepped down as Group Chairman on 30 September 2025.

HSBC Holdings plc Annual Report on Form 20-F
271

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
Non-executive Directors’ interests in shares
(Audited)
The shareholdings of persons who were non-executive Directors in
2025, including the shareholdings of their connected persons, at
31 December 2025, or date of cessation as a Director if earlier, are set out below. There have been no changes in the shareholdings of the non-executive Directors from 31 December 2025 to the date of this report. Non-executive Directors are expected to meet the shareholding guidelines of 15,000 shares within five years of the date of their appointment. All non-executive Directors who had been appointed for five years or more at 31 December 2025 met the guidelines.

Shares
	Shareholding guidelines (number of shares)	Share interests (number of shares)
Geraldine Buckingham	15,000	15,000
Rachel Duan	15,000	15,000
Dame Carolyn Fairbairn	15,000	15,000
James Forese	15,000	115,000
Ann Godbehere	15,000	15,000
Steven Guggenheimer	15,000	15,000
José Antonio Meade Kuribreña	15,000	15,000
Kalpana Morparia	15,000	15,000
Eileen Murray	15,000	75,000
Brendan Nelson	15,000	15,000
Swee Lian Teo	15,000	15,200
Sir Mark Tucker (retired on 30 September 2025)	15,000	307,352
2026 fees for non-executive Directors
The table below sets out the 2026 fees for non-executive Directors. The fees paid to non-executive Directors who are standing for election or re-
election as members of Board committees are set out in the table below (these Board committees’ fees and Board fees are pro-rated for part year service where relevant).

		2026 fees
Position		£
Non-executive Group Chairman[1]		1,500,000
Non-executive Director (base fee)		136,500
Senior Independent Director		200,000
Group Audit Committee, Group Risk Committee, Group Remuneration Committee and Group Technology & Operations Committee	Chair	150,000
	Member	50,000
Nomination & Corporate Governance Committee	Chair	––
	Member	34,650
Sustainability Working Group	Chair	60,000
	Member	30,000
Designated workforce engagement non-executive Director		50,000
1The Group Chairman does not receive a base fee or any other fee in respect of chairing of the Nomination & Corporate Governance Committee.
As signalled in the Annual Reports and Accounts 2024 and the 2025 Notice of AGM, as part of the 2024 review of fees payable to non-executive
Directors, the Board agreed to align the fees for the role of Board committee chair (excluding the Nomination & Corporate Governance Committee)
to £150,000 per annum in two phases: an initial increase to £125,000 per annum effective 1 January 2025, with a further increase with effect from
1 January 2026.
No further changes have been made to the non-executive Director fees for 2026.
Non-executive Director appointment and re-election
Non-executive Directors and the Group Chairman are appointed for fixed terms not exceeding three years, which may be renewed subject to their re-election by shareholders at AGMs. Non-executive Directors and the Group Chairman do not have service contracts, but are bound by letters of appointment issued for and on behalf of HSBC Holdings, which are available for inspection at HSBC Holdings’ registered office.
There are no obligations in the non-executive Directors’ or Group
Chairman's letters of appointment that could give rise to remuneration payments or payments for loss of office.

2026 AGM	2027 AGM	2028 AGM
José Antonio Meade Kuribreña	James Forese	Rachel Duan
Geraldine Buckingham	Steven Guggenheimer	Dame Carolyn Fairbairn
Kalpana Morparia	Eileen Murray
Wei Sun Christianson[1]	Brendan Nelson
Swee Lian Teo
1Wei Sun Christianson was appointed following the 2025 AGM and therefore her initial three-year appointment terms are subject to approval of her election by shareholders at the 2026 AGM. Her initial three-year term of appointment will end at the conclusion of the 2029 AGM, subject to annual re-election by shareholders at the relevant AGMs.

HSBC Holdings plc Annual Report on Form 20-F
272

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report
MRT remuneration disclosures
The following tables set out the remuneration disclosures for individuals identified as MRTs for HSBC Holdings.
Remuneration information for individuals who are only identified as
MRTs at HSBC Bank plc, HSBC UK Bank plc or other solo-regulated entity levels is included, where relevant, in those entities’ disclosures.
The 2025 variable pay information included in the following tables is based on the market value of awards. For share awards, the market value is based on HSBC Holdings’ share price at the date of grant
(unless indicated otherwise). For cash awards, it is the value of awards expected to be paid to the individual over the deferral period.

Remuneration awarded for the financial year (REM1)
		Supervisory function	Management function	Other senior management	Other identified staff
Fixed remuneration	Number of identified staff	12.0	2.0	13.0	1,230.1
	Total fixed pay ($m)	8.4	3.8	27.5	685.3
	– of which: cash-based ($m)[1]	8.4	3.8	27.5	685.3
	– of which: shares or equivalent ownership interests ($m)	—	—	—	—
	– of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	—
	– of which: other instruments ($m)	—	—	—	—
	– of which: other forms ($m)	—	—	—	—
Variable remuneration[3]	Number of identified staff	12.0	2.0	13.0	1,230.1
	Total variable remuneration ($m)[4]	—	26.3	53.2	810.3
	– of which: cash-based ($m)	—	3.8	26.9	429.9
	– of which: deferred ($m)	—	—	15.7	176.3
	– of which: shares or equivalent ownership interests ($m)[2]	—	22.5	26.3	364.9
	– of which: deferred ($m)	—	18.8	15.7	198.9
	– of which: share-linked instruments or equivalent non-cash instruments ($m)	—	—	—	9.1
	– of which: deferred ($m)	—	—	—	4.5
	– of which: other instruments ($m)	—	—	—	—
	– of which: deferred ($m)	—	—	—	—
	– of which: other forms ($m)	—	—	—	6.4
	– of which: deferred ($m)	—	—	—	3.9
Total remuneration ($m)		8.4	30.1	80.7	1,495.6
1Cash-based fixed remuneration is paid immediately.
2Paid in HSBC shares. Vested shares are subject to a retention period of up to one year for executive Directors and where required by regulation.
3Variable pay awarded in respect of 2025. In accordance with shareholder approval received on 3 May 2024 (99% in favour), and where regulations permit, for each MRT the variable component of remuneration for any one year is limited to 10 times the fixed component of total remuneration, in line with the maximum pay ratio approved by the Group Remuneration Committee. HSBC Holdings plc continues to provide approval for entities regulated by the European Banking
Authority to operate a maximum variable pay ratio of 200% of the fixed component of total remuneration for each MRT, where permitted to do so.
428 identified staff members were exempt from the application of the remuneration structure requirements for MRTs under the PRA and FCA remuneration rules.
Their total remuneration is $9.3m, of which $8.0m is fixed pay and $1.3m is variable remuneration.

Special payments to staff whose professional activities have a material impact on institutions’ risk profile (REM2)
	Supervisory function	Management function	Other senior management	Other identified staff
Guaranteed variable remuneration awards[1]
Number of identified staff	—	—	—	—
Total amount ($m)	—	—	—	—
– of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	—	—
Severance payments awarded in previous periods, that have been paid out during the financial year[2]
Number of identified staff	—	—	—	9.9
Total amount ($m)	—	—	—	11.3
Severance payments awarded during the financial year[2]
Number of identified staff	—	—	1.0	134.0
Total amount ($m)	—	—	0.5	67.5
– of which paid during the financial year ($m)	—	—	—	60.2
– of which deferred ($m)	—	—	—	—
– of which severance payments paid during the financial year, that are not taken into account in the bonus cap ($m)	—	—	0.5	67.5
– of which highest payment that has been awarded to a single person ($m)	—	—	0.5	1.8
1No guaranteed variable remuneration was awarded in 2025. HSBC would offer a guaranteed variable remuneration award in exceptional circumstances for new hires, and for the first year of employment only. It would typically involve a critical new hire, and would also depend on factors such as the seniority of the individual, whether the new hire candidate has any competing offers and the timing of the hire during the performance year.
2Includes payments such as payment in lieu of notice, statutory severance, outplacement service, legal fees, ex-gratia payments and settlements (excludes pre-
existing benefit entitlements triggered on terminations).

HSBC Holdings plc Annual Report on Form 20-F
273

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Deferred remuneration at 31 December[1] (REM3)
$m	Total amount of deferred remuneration awarded for previous performance periods	of which: due to vest in the financial year	of which: vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory function	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares	—	—	—	—	—	—	—	—
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Management function	82.0	5.5	76.5	(3.4)	—	21.7	5.4	6.0
Cash-based	10.1	1.6	8.5	—	—	—	1.5	—
Shares	71.9	3.9	68.0	(3.4)	—	21.7	3.9	6.0
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other senior management	147.3	20.3	127.0	(7.9)	—	32.9	20.1	9.2
Cash-based	43.0	7.0	36.0	—	—	—	7.0	—
Shares	104.3	13.3	91.0	(7.9)	—	32.9	13.1	9.2
Share-linked instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other identified staff	1,819.6	358.4	1,461.2	(12.6)	—	344.4	351.4	104.6
Cash-based	553.2	109.7	443.5	—	—	—	108.3	—
Shares	1,226.4	240.1	986.3	(12.6)	—	334.6	234.7	98.7
Share-linked instruments	28.8	6.6	22.2	—	—	8.2	6.5	4.2
Other instruments	—	—	—	—	—	—	—	—
Other forms	11.2	2.0	9.2	—	—	1.6	1.9	1.7
Total amount	2,048.9	384.2	1,664.7	(23.9)	—	399.0	376.9	119.8
1This table provides details of balances and movements during performance year 2025. For details of variable pay awards granted for 2025, refer to the
’Remuneration awarded for the financial year’ table. Deferred remuneration is made in cash and/or shares. Share-based awards are made in HSBC shares.

Identified staff - remuneration by band[1] (REM4)
Identified staff that are high earners as set out in Article 450(i) CRR
€1,000,000 – 1,500,000	274
€1,500,000 – 2,000,000	96
€2,000,000 – 2,500,000	43
€2,500,000 – 3,000,000	30
€3,000,000 – 3,500,000	12
€3,500,000 – 4,000,000	7
€4,000,000 – 4,500,000	8
€4,500,000 – 5,000,000	5
€5,000,000 – 6,000,000	3
€6,000,000 – 7,000,000	7
€7,000,000 – 8,000,000	1
€8,000,000 – 9,000,000	—
€9,000,000 – 10,000,000	2
€10,000,000 – 11,000,000	1
€11,000,000 – 12,000,000	—
€12,000,000 – 13,000,000	—
€13,000,000 – 14,000,000	—
€14,000,000 – 15,000,000	—
€15,000,000 – 16,000,000	—
€16,000,000 – 17,000,000	1
1Table prepared in euros in accordance with Article 450 of the European Union Capital Requirements Regulation, using the exchange rates published by the
European Commission for financial programming and budget for December of the reported year as published on its website.

HSBC Holdings plc Annual Report on Form 20-F
274

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Directors' remuneration report

Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (REM5)
	Management body			Business areas						Total
	Supervisory function	Management function	Total	Investment banking	Retail banking	Asset management	Corporate function	Independent internal control function	All other
Total number of identified staff										1,257.1
–of which members of the Board	12.0	2.0	14.0
–of which senior management				—	1.0	—	4.0	3.0	5.0
–of which other identified staff				510.9	276.4	35.9	160.8	174.5	71.6
Total remuneration of identified staff ($m)	8.4	30.1	38.5	717.1	311.4	47.1	220.6	136.7	143.4
–of which variable remuneration ($m)[1]	—	26.3	26.3	418.6	166.1	25.3	117.2	57.1	79.2
–of which fixed remuneration ($m)	8.4	3.8	12.2	298.5	145.3	21.8	103.4	79.6	64.2
1Variable pay awarded in respect of 2025. In accordance with shareholder approval received on 3 May 2024 (99% in favour), and where regulations permit, for each MRT the variable component of remuneration for any one year is limited to 10 times the fixed component of total remuneration, in line with the maximum pay ratio approved by the Group Remuneration Committee. HSBC Holdings plc continues to provide approval for entities regulated by the European Banking
Authority to operate a maximum variable pay ratio of 200% of the fixed component of total remuneration for each MRT, where permitted to do so.

HSBC Holdings plc Annual Report on Form 20-F
275

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Share capital and other governance
disclosures
Share buy-backs
On 31 October 2024, HSBC Holdings commenced a share buy-back of its ordinary shares of up to a maximum consideration of $3.0bn. The share buy-back continued in 2025 and was concluded on 11 February
2025, with 53,412,510 ordinary shares repurchased for cancellation on
UK trading venues and 48,119,200 ordinary shares repurchased for cancellation on HKEx from 1 January to 11 February 2025.
On 21 February 2025, HSBC Holdings commenced a further share buy-
back of its ordinary shares of up to a maximum consideration of $2.0bn.
This share buy-back concluded on 25 April 2025 with 90,226,199 ordinary shares repurchased for cancellation on UK trading venues and
89,362,400 ordinary shares repurchased for cancellation on HKEx.
On 7 May 2025, HSBC Holdings commenced a further share buy-back of its ordinary shares of up to a maximum consideration of $3.0bn. This share buy-back concluded on 25 July 2025 with 151,454,350 ordinary shares repurchased for cancellation on UK trading venues and
101,298,000 ordinary shares repurchased for cancellation on HKEx.
On 1 August 2025, HSBC Holdings commenced a further share buy-
back of its ordinary shares of up to a maximum consideration of $3.0bn.
This share buy-back concluded on 24 October 2025 with 136,301,568 ordinary shares repurchased for cancellation on UK trading venues and
91,040,400 ordinary shares repurchased for cancellation on HKEx.
The purpose of the share buy-backs was to reduce HSBC’s number of outstanding ordinary shares.
As at 31 December 2025, the total number of ordinary shares
repurchased during the year was 761,214,627, representing a nominal value of $380,607,313.50 and an aggregate consideration paid by HSBC of £3,875,910,163 on UK trading venues and HK$30,257,041,599 on
HKEx. The ordinary shares repurchased represent 4.43% of the ordinary shares in issue as at 31 December 2025.
The table that follows outlines details of the ordinary shares purchased and cancelled on a monthly basis during 2025.

Share buy-back – UK venues
	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Jan 2025	53,412,510	8.2800	7.6770	7.9835	426,418,493
Feb 2025	17,354,614	9.2790	8.7210	8.9940	156,088,219
Mar 2025	48,866,970	9.4300	8.3510	8.8567	432,798,143
Apr 2025	24,004,615	8.8940	6.9890	7.8260	187,859,442
May 2025	68,401,165	8.9150	8.3530	8.6873	594,221,858
Jun 2025	50,911,911	8.8730	8.6010	8.7091	443,397,460
Jul 2025	32,141,274	9.6800	8.6750	9.2982	298,856,687
Aug 2025	48,028,511	9.7220	9.0880	9.4473	453,738,250
Sep 2025	48,365,181	10.5080	9.4670	10.0103	484,152,048
Oct 2025	39,907,876	10.6740	9.6410	9.9825	398,379,563
Total	431,394,627				3,875,910,163

Share buy-back – Hong Kong venues
	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		(HK$)	(HK$)	(HK$)	(HK$)
Jan 2025	29,455,200	79.9500	74.8000	76.9614	2,266,914,703
Feb 2025	33,403,600	89.8000	79.4500	84.2625	2,814,671,080
Mar 2025	54,995,200	92.5500	83.9500	88.6511	4,875,383,400
Apr 2025	19,627,600	89.1000	70.0500	79.7185	1,564,683,760
May 2025	48,790,000	93.6500	86.2500	90.6985	4,425,181,117
Jun 2025	29,848,800	93.9000	90.9000	92.1917	2,751,810,520
Jul 2025	22,659,200	102.1000	94.4500	98.0061	2,220,738,939
Aug 2025	32,520,800	102.2000	95.0500	99.1969	3,225,963,440
Sep 2025	31,736,800	109.2000	98.7500	104.7238	3,323,597,720
Oct 2025	26,782,800	112.0000	100.6000	104.1003	2,788,096,920
Total	329,820,000				30,257,041,599

HSBC Holdings plc Annual Report on Form 20-F
276

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
Dividends
Dividends for 2025
First, second and third interim dividends for 2025, each of $0.10 per ordinary share, were paid on 20 June 2025, 26 September 2025 and
18 December 2025. For further details of the dividends approved in
2025, see Note 8 on the financial statements.
On 25 February 2026, the Directors approved a fourth interim dividend for 2025 of $0.45 per ordinary share, making a total of $0.75 for the
2025 full-year. The fourth interim dividend for 2025 will be payable on
30 April 2026 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 20 April 2026. The fourth interim dividend for 2025 of $2.25 per American Depositary Share, each of which represents five ordinary shares, will be payable by the depositary in US dollars. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2025.
A quarterly dividend of £0.01 per non-cumulative preference share of
£0.01 each was paid on 17 March, 16 June, 15 September and
15 December 2025.
Dividends for 2026
The Group intends to pay quarterly dividends on its ordinary shares during 2026.
A quarterly dividend of £0.01 per non-cumulative preference share of
£0.01 each is payable on 16 March, 15 June, 15 September and
15 December 2026 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of
HSBC Holdings plc has approved a quarterly dividend to be payable on the non-cumulative preference share on 16 March 2026 to holders of record on 27 February 2026.

Distributable reserves
The distributable reserves of HSBC Holdings at 31 December 2025 were $46.2bn, a $17.9bn increase since 31 December 2024, primarily driven by $22.1bn in profits and other reserves movements generated in 2025, cancellation of $16.6bn standing to the credit of its share premium and capital redemption reserves pursuant to the Court approval obtained by HSBC Holdings on 24 June 2025, offset by
$20.8bn dividends on ordinary shares, additional tier 1 coupon and share buy-back payments.

Share capital
Issued share capital
The nominal value of HSBC Holdings’ issued share capital paid up at
31 December 2025 was $8,587,619,931 divided into 17,175,239,862 ordinary shares of $0.50 each and one non-cumulative preference share of £0.01, representing approximately 100.00% and 0.00% respectively of the nominal value of HSBC Holdings’ total issued share capital paid up at 31 December 2025.
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
ÑInformation on the policy adopted by the Board for paying interim dividends on the ordinary shares may be found in the ’Shareholder information’
section on page 382.
Dividend waivers
The Group’s employee benefit trusts, which hold shares in HSBC
Holdings in connection with the operation of its share plans, have lodged standing instructions to waive dividends on shares held by them that have not been allocated to employees. Shares held by custodians in connection with the vesting of employee share awards also lodged instructions to waive dividends. The total amount of dividends waived during 2025 was $53.7m.
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
ÑInformation on dividends approved for 2023 and 2024 may be found in
Note 8 on the financial statements.
ÑFurther details of the rights and obligations attaching to the HSBC Holdings’
issued share capital may be found in Note 32 on the financial statements.
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
Share capital changes in 2025
HSBC Holdings does not hold any ordinary shares in treasury, and there were no scrip dividends issued during the year.

HSBC Holdings plc Annual Report on Form 20-F
277

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
In addition to the share buy-backs, the following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:

All-employee share plans[1]
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
HSBC International Employee Share Purchase Plan	118,316	59,158	10.368	10.368
1In respect of the HSBC Holdings Savings Related Share Option Plan (UK), no new shares were issued under this plan. All exercises were satisfied by market purchased shares. See page 283 for details of options granted, exercised and lapsed.

HSBC share plans
	HSBC Holdings ordinary shares issued	Aggregate nominal value	Market value per share
			from	to
		$	£	£
Vesting of awards under the HSBC Share Plan 2011	9,819,050	4,909,525	8.465	10.69
Authorities to allot and to purchase
shares and pre-emption rights
At the AGM in 2025, shareholders renewed the general authority for the Directors to allot new shares up to 11,869,935,002 ordinary shares,
15,000,000 non-cumulative preference shares of £0.01 each,
15,000,000 non-cumulative preference shares of $0.01 each,
15,000,000 non-cumulative preference shares of €0.01 each.
Shareholders also renewed the authority for the Directors to make market/off-market purchases of up to 1,780,490,250 ordinary shares.
The Directors exercised their market/off-market purchase authority from both the 2024 AGM and the 2025 AGM and repurchased
761,214,627 ordinary shares during 2025.
In addition, shareholders gave authority for the Directors to grant rights to subscribe for, or to convert any security into, no more than
3,560,980,500 ordinary shares in relation to any issue by HSBC
Holdings, or any member of the Group, of contingent convertible securities that automatically convert into or are exchanged for ordinary shares in HSBC Holdings in prescribed circumstances. For further details on the issue of contingent convertible securities, see Note 32 on the financial statements.
Other than as disclosed in the tables above headed ‘Share capital changes in 2025’, the Directors did not allot any shares during 2025.
Debt securities
In 2025, HSBC Holdings issued the equivalent of $33.8bn of debt securities in the public capital markets in a range of currencies and maturities, of which $25.7bn were in the form of senior securities to ensure it meets the current and proposed regulatory rules, including those relating to the availability of adequate total loss-absorbing capacity. For details of capital instruments and subordinated bail-inable debt, see Notes 29 and 32 on pages 359 and 366.
Treasury shares
HSBC Holdings does not hold any ordinary shares in treasury.
Notifiable interests in share capital
During 2025, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the
Disclosure Guidance and Transparency Rules (’Rule 5 of the DTRs’).
No notifications had been received between 31 December 2025 and
19 February 2026. Previous notifications received are as follows:
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
At 31 December 2025, according to the register maintained by HSBC
Holdings pursuant to section 336 of the Securities and Futures
Ordinance of Hong Kong:
–BlackRock, Inc. gave notice on 16 July 2025 that on 11 July 2025 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,586,341,122 shares and a short position of 6,856,029 shares, representing 9.09% and 0.04%, respectively, of the ordinary shares in issue 11 July 2025.
–Ping An Asset Management Co., Ltd. gave notice on 10 May 2024 that on 7 May 2024 it had a long position of 1,502,584,731 in HSBC
Holdings ordinary shares, representing 7.98% of the ordinary shares in issue at 7 May 2024.
–The Bank of New York Mellon Corporation gave notice on
17 October 2025 that on 15 October 2025 it had the following interests in HSBC Holdings ordinary shares: a long position of
1,035,915,129 shares, a short position of 551,070,412 shares and a lending pool of 449,036,061 shares representing 6.01%, 3.20% and
2.61%, respectively, of the ordinary shares in issue at 15 October
2025. The Bank of New York Mellon Corporation is the Depositary
for the HSBC ADSs. Under the SFO, they are required to report the
HSBC ADSs position as both a long and a short position.
No notifications had been received between 31 December 2025 and
19 February 2026.
Sufficiency of float
In compliance with the Rules Governing the Listing of Securities on The
Stock Exchange of Hong Kong Limited, at least 25% of the total issued share capital has been held by the public at all times during 2025 and up to the date of this report.
Dealings in HSBC Holdings listed
securities
The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited.
Except for dealings as intermediaries or as trustees by subsidiaries of
HSBC Holdings, and purchases by HSBC Holdings under the share buy-
backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of
Hong Kong Limited during the year ended 31 December 2025.

Directors’ interests
Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of
Hong Kong, the Directors of HSBC Holdings at 31 December 2025 had
certain interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations.

HSBC Holdings plc Annual Report on Form 20-F
278

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
Save as stated in the following table, no further interests were held by
Directors, and no Directors or their connected persons were awarded or exercised any right to subscribe for any shares or debentures in any
HSBC corporation during the year.
No Directors held any short position as defined in the Securities and
Futures Ordinance of Hong Kong in the shares or debentures of HSBC
Holdings and its associated corporations.

Directors’ interests – shares and debentures
		At 31 Dec 2025 or date of cessation, if earlier
	At 1 Jan 2025, or date of appointment, if later	Beneficial owner	Child under 18 or spouse	Jointly with spouse/ other	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000				15,000
Rachel Duan[1]	15,000	15,000				15,000
Georges Elhedery[2]	966,017	1,109,810				1,109,810
Dame Carolyn Fairbairn	15,000	15,000				15,000
James Forese[1]	115,000	115,000				115,000
Ann Godbehere[1]	15,000			15,000		15,000
Steven Guggenheimer[1]	15,000			15,000		15,000
Manveen (Pam) Kaur[2]	801,296	986,625				986,625
José Antonio Meade Kuribreña[1]	15,000	15,000				15,000
Kalpana Morparia[1]	15,000	15,000				15,000
Eileen Murray[1]	75,000	75,000				75,000
Brendan Nelson	—	15,000				15,000
Swee Lian Teo	15,200	15,200				15,200
Sir Mark Tucker (retired on 30 September 2025)	307,352	307,352				307,352
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
2Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC
Share Plan 2011 are set out in the Scheme interests in the Directors’ remuneration report on page 249. At 31 December 2025, or date of cessation if earlier, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans and the interests above were: Georges Elhedery – 3,938,444; and Pam Kaur – 2,771,470, representing approximately 0.02% and 0.02% of the shares in issue respectively.
There have been no changes in the shares or debentures of the current Directors from 31 December 2024 to the date of this report.

UK Listing Rule 6.6.1
The disclosures required by UKLR 6.6.1 are set out on the following pages, and other regulatory requirements are incorporated by reference into this Directors' report:

Content	Page references
Dividends and dividend waiver	276, 382
Share buy-back	275
Emissions	39-46
Energy efficiency	40, 35-36
Principal activities of HSBC	7, 12-14, 349
Business review and future developments	4-31
Risk Review	30-31, 119-218
Engagement with suppliers, customers and others	29-29, 33-63

Board governance
Appointment and re-election of Directors
A rigorous selection process is followed for the appointment of
Directors. Appointments are made on merit and candidates are considered against objective criteria, and with regard to the benefits of a diverse Board. Appointments are made in accordance with HSBC
Holdings plc's Articles of Association.
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
Shareholders vote at each AGM on whether to elect and re-elect individual Directors. All Directors that stood for election and re-election at the 2025 AGM were elected and re-elected by shareholders.
Joint Company Secretary
Hannah Ashdown (48) was appointed as Deputy Group Secretary in
December 2021 and for administrative purposes, in October 2022, was appointed as Joint Company Secretary. Hannah Ashdown stepped down from her role as Joint Company Secretary with effect from
31 December 2025 and no Joint Company Secretary was appointed in her place.
Independence
Independence is a critical component of good corporate governance, and a principle that is applied consistently at both the HSBC Holdings and subsidiary level. The Nomination & Corporate Governance Committee has delegated authority from the Board in relation to the assessment of the independence of non-executive Directors. In accordance with the UK and
Hong Kong Corporate Governance Codes, as applicable, the Nomination
& Corporate Governance Committee has reviewed and confirmed that all non-executive Directors, and the Group Chairman, who have submitted themselves for election and re-election at the AGM are considered to be independent. This conclusion was reached after consideration of all relevant circumstances that are likely to impair, or could appear to impair, independence.
In line with the requirements of the Hong Kong Corporate Governance
Code, the Nomination & Corporate Governance Committee also reviewed and considered the mechanisms in place to ensure independent views and inputs are available to the Board. These mechanisms include:
–having the appropriate Board and committee structure in place, including rules on the appointment and tenure of non-executive
Directors;

HSBC Holdings plc Annual Report on Form 20-F
279

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
–facilitating the option of having brokers and external industry experts in attendance at Board meetings during 2025, as well as having representatives from the Group’s key regulators attend Board meetings in relation to specific regulatory items;
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
Board approval is required for any non-executive Director’s external commitments. When assessing these, consideration is given to the expected time commitment of the role, their total time commitment, potential conflicts of interest, the complexity and size of the organisation, the expectations of the role, and regulatory and investor expectations.
Directors’ indemnities
The Articles of Association of HSBC Holdings contain a qualifying third-
party indemnity provision, which entitles Directors and other officers to be indemnified out of the assets of HSBC Holdings against claims from third parties in respect of certain liabilities.
HSBC Holdings has granted, by way of deed poll, indemnities to the
Directors, including former Directors, against certain liabilities arising in connection with their position as a Director of HSBC Holdings or of any
Group company. Directors are indemnified to the maximum extent permitted by law.
The indemnities that constitute a ’qualifying third-party indemnity provision’, as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of
Directors appointed during 2025, from the date of their appointment). The deed poll is available for inspection at the registered office of HSBC
Holdings.
Additionally, Directors and pension trustees have the benefit of both
Directors’ and officers’ liability insurance and pension trustees’ liability insurance. Qualifying pension scheme indemnities have also been granted to the trustees of the Group’s pension schemes, which were in force for the whole of the financial year and remain in force as at the date of this report.
Contracts of significance
During 2025, none of the Directors had a material interest, directly or indirectly, in any contract of significance with any HSBC company. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC securities and, following specific enquiry, all Directors have confirmed that they have complied with their obligations.
Shareholder engagement and
communication
The Board is directly accountable to, and gives high priority to communicating with, HSBC’s shareholders. Information about HSBC and its activities is provided to shareholders in its Interim Reports and the
Annual Report and Accounts as well as on www.hsbc.com.
The Board seeks to understand investor needs through ongoing dialogue between members of the Board and institutional investors throughout the year, and Committee Chairs seek to engage with major shareholders on matters within their area of responsibility, where practicable and appropriate. For examples of such engagements, see the 'Group
Remuneration Committee Chair’s letter' on page 249. During 2025, approximately 612 meetings were held with institutional investors and analysts globally.
Our shareholder communications policy summarises how we
communicate with our shareholders, including through financial reporting, general shareholder meetings, investor and analyst meetings and our website. The policy is reviewed annually, and in 2025 the Board confirmed that it was satisfied with its implementation and effectiveness. The policy can be found at www.hsbc.com/who-we-are/our-people/board-of-
directors/board-responsibilities.
We also publish our current and past financial results, investor presentations and shareholder information such as dividend payments and shareholder meeting details. Stock exchange announcements are also accessible on our website along with information for fixed income investors. For further details, see www.hsbc.com/investors.
Directors are encouraged to develop an understanding of the views of shareholders. Enquiries from individuals on matters relating to their shareholdings and HSBC’s business are welcomed. Any individual or institutional investor can make an enquiry by contacting the investor relations team, Group Chairman, Group CEO, Group CFO and Group
Company Secretary. Our Senior Independent Director is also available to shareholders if they have concerns that cannot be resolved or for which the normal channels would not be appropriate. They can be contacted via the Group Company Secretary at 8 Canada Square, London E14 5HQ.

HSBC Holdings plc Annual Report on Form 20-F
280

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
Annual General Meeting
The AGM in 2026 is planned to be held in London, UK at 10:00am on
Friday, 8 May 2026. Information on how to vote and participate, online or in person, both in advance and on the day, can be found in the
Notice of the 2026 AGM, which will be sent to shareholders on
27 March 2026 and be available on www.hsbc.com/agm. Shareholders can watch a live webcast of the AGM and access a recording of the proceedings shortly after the event at www.hsbc.com/agm.
Shareholders should monitor our website and announcements for any changes to these arrangements. Shareholders may send enquiries to the Board in writing via the Group Company Secretary, at HSBC
Holdings plc, 8 Canada Square, London E14 5HQ or by sending an email to shareholderquestions@hsbc.com.
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
HSBC provides administrative support to two political action committees (’PACs’) in the US funded by voluntary political
contributions by eligible employees. We do not control the PACs, and all decisions regarding the amounts and recipients of contributions are directed by a voluntary Board Finance Committee, which consists of contributing eligible employees. The PACs recorded combined political donations of $134,750 during 2025 (2024: $124,450).

Charitable contributions
For details of charitable contributions, see page 56.

Internal control
The Board is responsible for monitoring the Group’s risk management and internal control systems, determining the level and type of risks the
Group is willing to take in achieving its strategic objectives, and reviewing the effectiveness of relevant procedures on an annual basis.
Global Internal Audit provides independent and objective assurance to the Board and assesses whether the design and operational
effectiveness of the Group's risk management, governance and internal control processes are adequate and effective.
To meet this requirement and to discharge its obligations under the
FCA Handbook and the PRA Rulebook, procedures have been designed to provide reasonable assurance against material misstatement, errors, losses or fraud. They are designed to provide effective internal control within the Group and accord with the Financial Reporting Council‘s guidance for Directors, issued in 2014, on risk management, internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 25 February 2026, the date of publication of the Annual Report and Accounts 2025.
The Board, the GRC and the GAC monitor the effectiveness of the
Group’s system of risk management and internal control through regular updates on the operation of the Group’s internal controls, supplemented by reviews of these controls by the Group Chief Control
Oversight Office, second line of defence, internal audit, and the external auditors.
These reviews enable the Board to perform an annual review of effectiveness, identifying no material weaknesses as at the year-end.
Areas identified for improvement internally or by the Group's regulators are prioritised appropriately, with necessary actions taken to remedy any shortcomings identified.
At a granular level, the risk management and internal control systems of the Group are continuously monitored and challenged to ensure that they are designed and operating effectively.
In 2026, continued focus will be placed on control environments relating to regulatory reporting and technology risk. This will include work by the GAC to support preparations for the Board's declaration on the effectiveness of material controls, which HSBC will be required to include in the Annual Report and Accounts 2026 under the UK and
Hong Kong Corporate Governance Codes.

HSBC Holdings plc Annual Report on Form 20-F
281

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
Delegation of authority within limits set
by the Board
Subject to certain matters reserved for the Board, the Group CEO has been delegated authority to manage the day-to-day affairs of the Group.
A delegation of authority framework is in place providing a Group structure within which the Board and its subsidiaries can manage their delegated powers related to external commitments. These delegated authorities can be used for the approval, signing and execution of specific written agreements and documents such as procurement contracts.
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

Risk Management
Risk management framework
The Risk Management Framework ('RMF') sets out how we manage the risks in our ability to operate, grow and meet expectations. It translates our strategy, values and commitments into practical actions and risk-aware decisions. It covers all risk types across the organisation and is underpinned by our culture and values.
Our RMF foundations provide consistency across the Group in
identifying, evaluating and managing significant risks. They are interconnected and help form an enterprise-wide view of risk which reflects the relationship between the risks we take in delivering our strategy and the resources available to manage them. It enables us to make considered, forward-looking decisions that align with our capacity and strategic objectives.
Risk identification and monitoring
There are comprehensive systems and procedures to identify,
measure, assess, control and monitor risks. Our risk taxonomy categorises risks covering all material risks to which the Group is exposed. It is a multi-level structure that helps organise, assess and respond to risk in a targeted way. It supports clearer identification of risks, tailored control design and mitigation and risk-type specific assessment approaches.
The residual risk which remains after considering our control environment and the resources available to manage the risks is then assessed against our risk appetite, which sets out the level of risk the
Group is willing to take in pursuit of its strategy.
Enterprise risk reporting provides a consolidated view of material risks across the Group, assessed through the risk taxonomy and in relation to risk appetite. It enables decision-makers to monitor key exposures, identify emerging themes, and assess whether risks remain aligned with the Group’s strategic objectives. This includes insights from risk-
type reports, thematic reviews, and emerging risks.
The Group employs a top and emerging risks process to provide forward-looking views of issues with the potential to threaten the execution of our strategy or operations over the medium to long term.
All employees are responsible for identifying and managing risk within the scope of their role as part of our three lines of defence model, which defines clear accountabilities and responsibilities across risk ownership, oversight and independent assurance. The first line owns and manages the risks, the second line provides risk oversight and challenge and the third line delivers independent assurance.
The Board delegates authority to the GAC to annually review the independence, autonomy and effectiveness of the Group’s policies and procedures on whistleblowing, including the procedures for the protection of staff who raise concerns of detrimental treatment.
Strategic plans
Strategic plans are prepared for global businesses, global functions and geographical regions within the framework of the Group’s overall strategy. Financial resource plans, informed by risk appetite are prepared and adopted by all major Group operating companies and set out the key business initiatives and the likely financial effects of those initiatives.

Internal control over financial
reporting
HSBC is required to comply with section 404 of the US Sarbanes-Oxley
Act of 2002 and assess its effectiveness of internal control over financial reporting at 31 December 2025. In 2014, the GAC endorsed the adoption of the principles of the Committee of Sponsoring
Organizations of the Treadway Commission (’COSO’) 2013 framework for the monitoring of risk management and internal control systems to satisfy the requirements of section 404 of the Sarbanes-Oxley Act.
The primary mechanism through which comfort over risk management and internal control systems is achieved is through annual assessments of the effectiveness of controls to manage risk, and the reporting of issues on a regular basis through the various risk management and risk governance forums, including regular updates to the GAC.
The key risk management and internal control procedures over financial reporting include the following:
Entity level controls
Entity level controls are a defined suite of internal controls that have a pervasive influence over the entity as a whole and meet the principles of the COSO framework. They include controls related to the control environment, such as the Group’s values and ethics, the promotion of effective risk management and the overarching governance exercised by the Board and its non-executive committees. The design and operational effectiveness of entity level controls are assessed on an ongoing basis. If issues are significant to the Group, they are escalated to the GRC and/or the GAC.
Process level transactional controls
Key process level controls that mitigate the risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details of HSBC’s approach to risk management can be found on page 119.
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
Group Disclosure Committee
Chaired by the Group CFO, the Group Disclosure Committee supports the discharge of the Group’s obligations under applicable legislation and regulation including the UK and Hong Kong Listing Rules, UK Market
Abuse Regulation and US Securities and Exchange Commission rules.
In so doing, the Group Disclosure Committee is empowered to
determine whether a new event or circumstance should be disclosed, including the form and timing of such disclosure, and review and endorse certain material disclosures made or to be made by the Group.
The membership of the Group Disclosure Committee consists of senior management, including the Group CFO, Group Chief Risk and
Compliance Officer, Group Chief Legal Officer and Group Company

HSBC Holdings plc Annual Report on Form 20-F
282

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures
Secretary. The Group’s external auditors are standing attendees, while the Group's brokers and external legal counsel are consulted on relevant matters and attend as required. The integrity of disclosures is underpinned by structures and processes within the Global Finance and
Group Risk and Compliance functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records. As required by the Sarbanes-Oxley Act, the Group CEO and the Group CFO have certified that the Group’s disclosure controls and procedures were effective as at the end of the period covered by the
Annual Report and Accounts 2025.
The annual review of the effectiveness of the Group’s system of risk management and internal control over financial reporting was conducted with reference to the COSO 2013 framework. Based on the assessment performed, the Directors concluded that for the year ended 31 December 2025, the Group’s internal control over financial reporting was effective.
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
In carrying out their assessment of the principal risks (as detailed on page 121 of this annual report on Form 20-F), the Directors considered a wide range of information including:
–details of the Group’s business and operating models, and strategy
(see page 12 in this annual report on Form 20-F);
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
–enterprise risk reports, including the Group’s risk appetite profile
(see page 119 of this annual report on Form 20-F) and top and emerging risks (see page 121 of this annual report on Form 20-F);
–the impact on the Group due to the Russia-Ukraine war and further conflict or military action in the Middle East, Venezuela or elsewhere; uncertainty around Hong Kong and mainland China’s
CRE sectors; ongoing and potential trade restrictions; cross-border investment restrictions; changes to tariff rates; and heightened strategic competition between the US and China;
–reports and updates regarding regulatory and internal stress testing.
On 24 March 2025, the Bank of England (‘BoE’) launched the Bank
Capital Stress Test (‘BCST’) exercise to assess the resilience of the
UK banking system to a range of adverse shocks. The exercise involved determining projected capital and liquidity metrics under a severe but plausible stress scenario. The BoE published the results of the 2025 BCST as part of the Financial Stability Report on 2
December 2025. HSBC demonstrated a strong CET1 performance,
highlighting its resilience in stress. Internal stress tests, including the 2026 Group-wide internal stress test performed in December
2025, together with additional scenario analysis examining the potential outcomes from ongoing geopolitical uncertainty, supported adequate capitalisation. We also conduct reverse stress tests each year at Group level and, where required at subsidiary entity level, to understand potential extreme conditions that would make our
business model non-viable. Reverse stress testing identifies potential stresses and vulnerabilities we might face, and helps inform early warning triggers, management actions and contingency plans designed to mitigate risks
–we conduct internal climate scenario analysis to evaluate our resilience to climate change, with a particular focus on both climate-
related physical and transition risks. The findings indicate that the
Group does not anticipate any material impacts arising from climate change, at least for the next three years. Furthermore, our capital position is robust enough to absorb severe climate-related stresses.
Nonetheless, it is recognised that climate-related risks are likely to increase beyond this timeframe. Further details of our modelling approach, modelling limitations and insights from our 2025 climate scenario analysis are explained from page 206 of this annual report on Form 20-F;
–reports and updates from management on risk-related issues
selected for in-depth consideration;
–reports and updates on regulatory developments;
–legal proceedings and regulatory matters set out in Note 35 of the financial statements in this annual report on Form 20-F; and
–reports and updates from management on the operational resilience of the Group.

Employees
At 31 December 2025, HSBC had a total workforce equivalent to
209,000 full-time employees compared with 211,000 at the end of
2024. Our main centres of employment were India with approximately
47,000 employees, the UK with 33,000, mainland China with 33,000,
Hong Kong with 26,000, and Mexico with 16,000.
Our business spans many cultures, communities and continents. We aspire to provide a high-performing environment where our colleagues can fulfil their potential by building their skills and capabilities while focusing on the development of a diverse and inclusive culture. We use employee surveys to assess progress and make changes. We want our colleagues to feel connected and supported to speak up, and our leaders to encourage and use feedback. Where we make organisational changes, we support our colleagues, particularly where jobs are impacted.

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
Our approach to inclusion is set out on page 51 alongside our ambitions and progress.
ÑFor further details of our representation data, pay gap data, and actions, see
www.hsbc.com/who-we-are/our-people/inclusion-at-hsbc and the ESG Data
Pack at www.hsbc.com/esg.

HSBC Holdings plc Annual Report on Form 20-F
283

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Share capital & other disclosures

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
We have launched our new AI Academy to support advanced skills development aligned with HSBC’s AI strategy, expanded our ’Doing
Business in India and China’ programmes to include Saudi Arabia, and increased our focus on building capabilities beyond foundational skills through our Sustainability Academy. In our global Wealth and Personal
Banking business we have focused our attention on developing customer centricity and product expertise, and we have created opportunities for colleagues to develop new skills and collaborate more broadly through our transition to a value stream delivery model as part of our bank wide Digital Acceleration Programme.
We remain committed to our global mandatory training being
completed annually, as it is essential for shaping our culture and maintaining a focus on critical issues, such as sustainability and financial crime risk. In line with this commitment, we have maintained our focus on senior leaders by launching new programmes centred on
Enterprise Risk Leadership, which are designed to equip them with the skills necessary to navigate an evolving risk environment.

Health and safety
We are dedicated to maintaining a safe and healthy working
environment for all. Our global policies, mandatory procedures, and incident reporting systems across the organisation reflect our core values and comply with international standards. Chief Operating
Officers are responsible for local implementation of all legal requirements and ensuring ongoing adherence. We continuously monitor and assure our health and safety performance to remain compliant with relevant regulations.
In 2025, we advanced our Health & Safety agenda through several key initiatives:
–Achieved the WELL Health and Safety Rating at 100 global offices, demonstrating our commitment to safe workplaces for
employees, customers, and stakeholders.
–Delivered mandatory health and safety training globally, increasing awareness of roles and responsibilities among employees and
contractors.
–Conducted annual safety inspections across all buildings
worldwide, identifying opportunities for improvement and
enhancing safety standards.
–Expanded our Workplace Adjustments programme to eight
markets, to provide additional tailored support to employees with disabilities, long-term health conditions, or neurodiversity. Further expansion is planned.
–Held our 2025 Global Health and Safety Campaign, combining
education and interactive experiences on slips and trips, moving objects, ergonomics, and emergency arrangements.
–Provided targeted guidance and training for construction partners, with over 6,300 workers receiving safety passport training across nine countries.
–Implemented robust controls to protect colleagues and operations from natural disasters; in 2025, 33 named storms affected 2,222 buildings, with no injuries or impact reported.
These actions reinforce our commitment to safeguarding our people and operations, while continuously improving our health and safety standards.

Employee health and safety
	2025	2024	2023
Rate of workplace fatalities per 100,000 employees	—	—	—
Number of major injuries to employees[1]	10	14	12
All injury rate per 100,000 employees	96	91	110
Lost days due to work injury	331	335	594
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
ÑFor further details of the Group’s approach to remuneration, see page 259.

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
ÑParticulars of options held by Directors of HSBC Holdings are set out on page 268.
ÑNote 5 on the financial statements gives details of share-based payments, including discretionary awards of shares granted under HSBC share plans.

HSBC Holdings plc Annual Report on Form 20-F
284

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Statement of compliance
The statement of corporate governance practices set out on pages 219 to 284 and the information referred to therein constitutes the Corporate governance report and Directors’ report of HSBC Holdings plc for 2025.
Further details of the relevant corporate governance codes, role profiles and policies can be obtained from the websites referenced in the table below. The websites referenced here do not form part of this report.

Relevant corporate governance codes, role profiles and policies
UK Corporate Governance Code	www.frc.org.uk
Hong Kong Corporate Governance Code (set out in Appendix C1 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (’HKEx’))	www.hkex.com.hk
Descriptions of the roles and responsibilities of the: – Group Chairman – Group Chief Executive Officer – Senior Independent Director – Board	www.hsbc.com/who-we-are/our- people/board-of-directors/board- responsibilities
Board and senior management	www.hsbc.com/who-we-are/our- people
Roles and responsibilities of the Board’s committees	www.hsbc.com/who-we-are/our- people/board-of-directors/board- committees
Board’s policies on: – diversity and inclusion – shareholder communication – human rights – remuneration practices and governance	www.hsbc.com/who-we-are/our- people/board-of-directors/board- responsibilities
Global Internal Audit Charter	www.hsbc.com/who-we-are/esg-and- responsible-business/governance/ internal-control
The Board considers that, during 2025, HSBC fully complied with both the UK and Hong Kong Corporate Governance Codes, with the
exception of Provision 24 of the UK Corporate Governance Code in
relation to the Group Chairman being a member of the Group Audit
Committee.
Brendan Nelson has served as the Chair of the Group Audit Committee since February 2024, and on 1 October 2025, was appointed as Group
Chairman on an interim basis. Due to the interim nature of this appointment, and to provide continuity, the Board determined that
Brendan should continue to Chair the Group Audit Committee until a permanent Group Chairman was appointed.
The Board subsequently took the decision to appoint Brendan as a permanent successor to the role of Group Chairman on 3 December
2025, and determined that it was in the best interests of the Group for
Brendan to continue in his role as Chair of the Group Audit Committee to provide continuity of oversight for the 2025 audit process and until a permanent successor had been identified and appointed.
These decisions reflect Brendan’s extensive experience on UK-listed boards and his previous roles as an auditor and audit committee chair. It was also agreed that Brendan had sufficient capacity to fulfil these roles given that HSBC is Brendan's only significant board commitment.
Under the Hong Kong Corporate Governance Code, the audit
committee should be responsible for the oversight of all risk management and internal control systems. The Group Audit
Committee’s responsibilities cover oversight of the effectiveness of all internal controls. The Group Risk Committee has responsibility for oversight of internal controls relating to risk management and risk management systems and provides input to the Group Audit
Committee on these.
HSBC Holdings plc has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market
Abuse Regulation and the rules governing the listing of securities on
HKEx. The Group has been granted certain waivers by HKEx from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.
The Group Audit Committee has reviewed and provided assurance to support the HSBC Holdings Board’s approval and publication of the
Annual Report and Accounts 2025.
On behalf of the Board
Brendan Nelson
Group Chairman
HSBC Holdings plc
Registered number 617987
25 February 2026

HSBC Holdings plc Annual Report on Form 20-F
285

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Financial
statements
The financial statements provide detailed
information and notes on our income, balance
sheet, cash flows and changes in equity,
alongside a report from our independent auditors.

286	Report of Independent Registered Public Accounting Firm
288	Financial statements
288	– Consolidated income statement
289	– Consolidated statement of comprehensive income
290	– Consolidated balance sheet
291	– Consolidated statement of changes in equity
294	– Consolidated statement of cash flows
296	– HSBC Holdings financial statements
300	Notes on the financial statements

HSBC Holdings plc Annual Report on Form 20-F
286

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Independent auditors report
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of HSBC Holdings plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of HSBC Holdings plc and its subsidiaries (the “Group”) as of 31 December 2025 and 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended 31 December  2025, including the related notes
(collectively referred to as the “consolidated financial statements”).  We also have audited the Group’s internal control over financial reporting as of
31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2025 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted
International Accounting Standards and (iii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.  Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s assessment of internal controls over financial reporting on page 111 of this Form 20-F. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the
Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Measurement of expected credit losses
As described in Note 1.2 (j) to the consolidated financial statements, expected credit losses (‘ECL’) are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at fair value through other comprehensive income and certain loan commitments and financial guarantee contracts. As disclosed by management, the Group's allowance for ECL was $11.2bn at 31 December 2025. The assessment of credit risk and the estimation of ECL are probability-weighted and incorporate information about past events, current conditions and forecasts of future economic conditions at the reporting date. Management calculates ECL using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). As disclosed by management, the recognition and measurement of ECL involves the use of significant judgement and estimation. Management form multiple economic scenarios based on economic forecasts, apply these to credit risk models to estimate future credit losses, and probability weight the results to determine an ECL estimate.

HSBC Holdings plc Annual Report on Form 20-F
287

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Report of Independent Registered Public Accounting Firm
The principal considerations for our determination that performing procedures relating to the measurement of ECL is a critical audit matter are: (i)
the significant judgement by management in developing the assumptions for multiple economic scenarios and the weighting of those scenarios;
(ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained; and (iii) the audit effort involved the use of professionals with specialised skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of ECL. These procedures also included, amongst others, testing management’s process for estimating ECL through: (i) evaluating the appropriateness of the
ECL model methodologies applied by management; (ii) evaluating the reasonableness of certain economic scenarios and weightings used; (iii)
evaluating the reasonableness of discounted cash flow projections for a sample of credit impaired exposures; (iv) testing the completeness and accuracy of critical input data that is used by management to determine ECL; and (v) evaluating the disclosures made in the consolidated financial statements in relation to the measurement of ECL. Professionals with specialised skills and knowledge assisted in testing the appropriateness of model methodologies and assessing the reasonableness of the selection and weighting of economic scenarios.
Impairment assessment of investment in Bank of Communications co., Limited (‘BoCom’)
As described in Note 1.2(a) and 18 to the consolidated financial statements, the carrying value of the Group's investment in BoCom is $22.5bn at
31 December 2025.  At 30 June 2025, management performed an impairment test on the carrying amount, which resulted in an impairment of
$1.0bn, as the recoverable amount as determined by a value-in-use (‘VIU’) calculation was lower than the carrying amount. No further impairment
(or reversal) was required for the period from 1 July 2025 to 31 December 2025 based on results of the quarterly impairment tests performed.
The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders. As disclosed by management, there is significant judgement in determining the VIU, particularly in estimating the present value of cash flows expected to arise from continuing to hold the investment, based on a number of assumptions. The significant assumptions used were discount rate, operating income growth rate, cost-income ratio, expected credit losses as a percentage of loans and advances to customers, risk-
weighted assets as a percentage of total assets, loans and advances to customers growth rate, capital adequacy ratio and tier 1 capital adequacy ratio, and long-term effective tax rate, long-term profit growth rate and long-term asset growth rate.
The principal considerations for our determination that performing procedures relating to the impairment assessment of investment in BoCom is a critical audit matter are: (i) the significant judgement by management when determining significant assumptions for discount rate, operating income growth rate, cost-income ratio, expected credit losses as a percentage of loans and advances to customers, risk-weighted assets as a percentage of total assets, loans and advances to customers growth rate, capital adequacy ratio and tier 1 capital adequacy ratio, and long-term effective tax rate, long-term profit growth rate and long-term asset growth rate ; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management's estimate of the VIU and evaluating audit evidence; and (iii) the audit effort involved the use of professionals with specialised skills and knowledge.
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
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
26 February 2026
We have served as the Group's auditor since 2015.

HSBC Holdings plc Annual Report on Form 20-F
288

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Financial statements

Consolidated income statement
for the year ended 31 December 2025
		2025	2024	2023
	Notes*	$m	$m	$m
Net interest income		34,794	32,733	35,796
– interest income[1,2]		97,872	108,631	100,868
– interest expense[3]		(63,078)	(75,898)	(65,072)
Net fee income	2	13,343	12,301	11,845
– fee income		17,608	16,266	15,616
– fee expense		(4,265)	(3,965)	(3,771)
Net income from financial instruments held for trading or managed on a fair value basis[4]	3	19,682	21,116	16,661
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	11,175	5,901	7,887
Insurance finance expense	4	(11,197)	(5,978)	(7,809)
Insurance service result	4	1,825	1,310	1,078
– insurance service revenue		3,228	2,752	2,259
– insurance service expense		(1,403)	(1,442)	(1,181)
Gain on acquisition[5]		—	—	1,591
Losses recognised on sale of business operations[6]		(47)	(1,752)	(61)
Other operating income/(expense)[7,8]		(1,301)	223	(930)
Net operating income before change in expected credit losses and other credit impairment charges[9]		68,274	65,854	66,058
Change in expected credit losses and other credit impairment charges		(3,850)	(3,414)	(3,447)
Net operating income		64,424	62,440	62,611
Employee compensation and benefits	5	(19,553)	(18,465)	(18,220)
General and administrative expenses		(11,959)	(10,498)	(10,383)
Depreciation and impairment of property, plant and equipment and right-of-use assets[10]		(1,971)	(1,845)	(1,640)
Amortisation and impairment of intangible assets		(2,945)	(2,235)	(1,827)
Total operating expenses		(36,428)	(33,043)	(32,070)
Operating profit		27,996	29,397	30,541
Share of profit in associates and joint ventures	18	2,911	2,912	2,807
Impairment of interest in associate[8]	18	(1,000)	—	(3,000)
Profit before tax		29,907	32,309	30,348
Tax expense	7	(6,776)	(7,310)	(5,789)
Profit for the year		23,131	24,999	24,559
Attributable to:
– ordinary shareholders of the parent company		21,102	22,917	22,432
– other equity holders		1,183	1,062	1,101
– non-controlling interests		846	1,020	1,026
Profit for the year		23,131	24,999	24,559
		$	$	$
Basic earnings per ordinary share	9	1.21	1.25	1.15
Diluted earnings per ordinary share	9	1.20	1.24	1.14
For Notes on the financial statements, see page 300.
1Includes $83.3bn (2024: $93.4bn; 2023: $88.7bn) of interest recognised on financial assets measured at amortised cost and $14.5bn (2024: $15.3bn; 2023:
$12.1bn) of interest recognised on financial assets measured at fair value through other comprehensive income. In 2024, it also includes a net $0.2bn loss related to the early redemption of legacy securities.
2Interest income is calculated using the effective interest method and comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3Interest expense includes $60.1bn (2024: $72.6bn; 2023: $62.1bn) of interest on financial instruments, excluding interest on debt instruments issued by HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments included in interest expense.
4In 2025, the amounts include a $0.1bn (2024: $0.1bn gain) mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia‘s (‘Galicia‘) American Depositary Receipts (‘ADRs‘) received as purchase consideration from the sale of our business in Argentina. In 2024, the amounts include a $0.3bn gain (2023: $0.3bn loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
5Gain recognised in respect of the acquisition of SVB UK.
6    In 2024, the amount includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $0.3bn gain on the foreign exchange hedging (see footnote 4 above) on the sale of our banking business in Canada. The amount in 2023 primarily reflected losses due to restrictions impacting the recoverability of assets in Russia, partly offset by a gain on sale of our retail banking operations in France.
7Includes a loss on net monetary positions of $0.2bn (2024: $1.2bn; 2023: $1.7bn) as a result of applying IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.
8  In 2025, the amounts include recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF and a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’. See Note 18 on pages 345 to 348.
9Also referred to as revenue.
10Includes depreciation of the right-of-use assets of $0.7bn (2024: $0.7bn, 2023: $0.7bn).

HSBC Holdings plc Annual Report on Form 20-F
289

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated statement of comprehensive income
for the year ended 31 December 2025
	2025	2024	2023
	$m	$m	$m
Profit for the year	23,131	24,999	24,559
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	3,036	163	2,599
– fair value gains/(losses)	1,525	41	2,381
– fair value losses/(gains) transferred to the income statement on disposal	1,328	69	905
– expected credit (recoveries)/losses recognised in the income statement	(19)	(6)	59
– disposal of subsidiary	745	85	—
– income taxes	(543)	(26)	(746)
Cash flow hedges	1,773	(52)	2,953
– fair value gains/(losses)	749	(282)	2,534
– fair value (gains)/losses reclassified to the income statement	1,611	(135)	1,463
– disposal of subsidiary	—	262	—
– income taxes	(587)	103	(1,044)
Share of other comprehensive income/(expense) of associates and joint ventures	54	462	47
– share for the year	110	462	47
– fair value gains transferred to the income statement on disposal	—	—	—
– other comprehensive income reclassified to the income statement on disposal of interest in an associate	(56)	—	—
Net finance income/(expenses) from insurance contracts	(682)	(142)	(364)
– net finance expenses	7	(191)	(491)
– disposal of subsidiary	(687)	—	—
– income taxes	(2)	49	127
Exchange differences	6,771	833	(204)
– foreign exchange losses reclassified to the income statement on disposal or dilution of a foreign operation	208	5,816	—
– other exchange differences	6,563	(4,983)	(204)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	14	5	1
– fair value gains	14	5	1
– income taxes	—	—	—
Remeasurement of defined benefit asset/(liability)	(184)	(228)	(314)
– before income taxes	(190)	(342)	(413)
– income taxes	6	114	99
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(479)	(439)	(1,219)
– before income taxes	(642)	(579)	(1,617)
– income taxes	163	140	398
Equity instruments designated at fair value through other comprehensive income	98	99	(120)
– fair value gains/(losses)	127	141	(120)
– income taxes	(29)	(42)	—
Effects of hyperinflation	140	1,239	1,604
Other comprehensive income/(expense) for the year, net of tax	10,541	1,940	4,983
Total comprehensive income/(expense) for the year	33,672	26,939	29,542
Attributable to:
– ordinary shareholders of the parent company	31,478	24,833	27,397
– other equity holders	1,183	1,062	1,101
– non-controlling interests	1,011	1,044	1,044
Total comprehensive income/(expense) for the year	33,672	26,939	29,542

HSBC Holdings plc Annual Report on Form 20-F
290

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated balance sheet
at 31 December 2025
		At
		31 Dec 2025	31 Dec 2024
	Notes*	$m	$m
Assets
Cash and balances at central banks		242,859	267,674
Hong Kong Government certificates of indebtedness		44,063	42,293
Trading assets	11	366,153	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14	133,063	115,769
Derivatives	15	237,740	268,637
Loans and advances to banks		108,462	102,039
Loans and advances to customers		988,399	930,658
Reverse repurchase agreements – non-trading		298,392	252,549
Financial investments	16	567,211	493,166
Assets held for sale	23	11,115	27,234
Prepayments, accrued income and other assets	22	184,794	152,740
Current tax assets		864	1,313
Interests in associates and joint ventures	18	29,577	28,909
Goodwill and intangible assets	21	13,107	12,384
Deferred tax assets	7	7,235	6,841
Total assets		3,233,034	3,017,048
Liabilities
Hong Kong currency notes in circulation		44,063	42,293
Deposits by banks		97,952	73,997
Customer accounts		1,786,828	1,654,955
Repurchase agreements – non-trading		204,974	180,880
Trading liabilities	24	72,122	65,982
Financial liabilities designated at fair value	25	158,456	138,727
Derivatives	15	237,854	264,448
Debt securities in issue	26	99,675	105,785
Liabilities of disposal groups held for sale	23	23,382	29,011
Accruals, deferred income and other liabilities	27	142,123	130,340
Current tax liabilities		3,037	1,729
Insurance contract liabilities	4	122,955	107,629
Provisions	28	3,441	1,724
Deferred tax liabilities	7	2,100	1,317
Subordinated liabilities	29	28,406	25,958
Total liabilities		3,027,368	2,824,775
Equity
Called up share capital	32	8,588	8,973
Share premium account	32	111	14,810
Other equity instruments		20,716	19,070
Other reserves		(795)	(10,282)
Retained earnings		169,605	152,402
Total shareholders’ equity		198,225	184,973
Non-controlling interests	19	7,441	7,300
Total equity		205,666	192,273
Total liabilities and equity		3,233,034	3,017,048
*For Notes on the financial statements, see page 300.
The accompanying notes on pages 300 to 381 and the audited sections in the Risk review on pages 118 to 218 and ‘Directors’ remuneration report’ on pages 249 to 274 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 25 February 2026 and signed on its behalf by:

Brendan Nelson	Pam Kaur
Group Chairman	Group Chief Financial Officer

HSBC Holdings plc Annual Report on Form 20-F
291

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated statement of changes in equity
for the year ended 31 December 2025

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
Profit for the year	—	—	—	—	—	—	—	22,285	22,285	846	23,131
Other comprehensive income (net of tax)	—	—	2,926	1,649	6,863	14	(602)	(474)	10,376	165	10,541
– debt instruments at fair value through other comprehensive income[2]	—	—	2,267	—	—	—	—	—	2,267	24	2,291
– equity instruments designated at fair value through other comprehensive income	—	—	84	—	—	—	—	—	84	14	98
– cash flow hedges	—	—	—	1,700	—	—	—	—	1,700	73	1,773
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(479)	(479)	—	(479)
– property revaluation	—	—	—	—	—	14	—	—	14	—	14
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(189)	(189)	5	(184)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	110	110	—	110
– effects of hyperinflation	—	—	—	—	—	—	—	140	140	—	140
– foreign exchange reclassified to income statement on disposal or dilution of a foreign operation[3]	—	—	—	—	208	—	—	—	208	—	208
– other reserves reclassified to income statement on disposal or dilution of a foreign operation[4]	—	—	745	—	—	—	(687)	(56)	2	—	2
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	5	—	5	—	5
– exchange differences	—	—	(170)	(51)	6,655	—	80	—	6,514	49	6,563
Total comprehensive income for the year	—	—	2,926	1,649	6,863	14	(602)	21,811	32,661	1,011	33,672
Shares issued under employee remuneration and share plans	116	—	—	—	—	—	—	(116)	—	—	—
Share premium reclassification to retained earnings[5]	(14,810)	—	—	—	—	—	—	14,810	—	—	—
Capital redemption reserves reclassification to retained earnings[5]	—	—	—	—	—	(1,755)	—	1,755	—	—	—
Capital securities issued[6]	—	4,096	—	—	—	—	—	—	4,096	—	4,096
Dividends to shareholders	—	—	—	—	—	—	—	(12,764)	(12,764)	(718)	(13,482)
Redemption of securities[7]	—	(2,450)	—	—	—	—	—	—	(2,450)	—	(2,450)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	621	621	—	621
Transfers	—	—	—	—	—	—	—	—	—	—	—
Share buy-back[9]	—	—	—	—	—	—	—	(8,039)	(8,039)	—	(8,039)
Cancellation of shares	(390)	—	—	—	—	390	—	—	—	—	—
Other movements[10]	—	—	1	—	—	1	—	(875)	(873)	(152)	(1,025)
At 31 Dec 2025	8,699	20,716	(319)	570	(26,024)	24,978	—	169,605	198,225	7,441	205,666

HSBC Holdings plc Annual Report on Form 20-F
292

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2024

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the year	—	—	—	—	—	—	—	23,979	23,979	1,020	24,999
Other comprehensive income (net of tax)	—	—	259	(46)	863	5	(183)	1,018	1,916	24	1,940
– debt instruments at fair value through other comprehensive income	—	—	62	—	—	—	—	—	62	16	78
– equity instruments designated at fair value through other comprehensive income	—	—	75	—	—	—	—	—	75	24	99
– cash flow hedges	—	—	—	(312)	—	—	—	—	(312)	(2)	(314)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(439)	(439)	—	(439)
– property revaluation	—	—	—	—	—	5	—	—	5	—	5
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(244)	(244)	16	(228)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	462	462	—	462
– effects of hyperinflation	—	—	—	—	—	—	—	1,239	1,239	—	1,239
– foreign exchange reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	5,816	—	—	—	5,816	—	5,816
– other reserves reclassified to income statement on disposal or dilution of a foreign operation	—	—	85	262	—	—	—	—	347	—	347
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(142)	—	(142)	—	(142)
– exchange differences	—	—	37	4	(4,953)	—	(41)	—	(4,953)	(30)	(4,983)
Total comprehensive income for the year	—	—	259	(46)	863	5	(183)	24,997	25,895	1,044	26,939
Shares issued under employee remuneration and share plans	77	—	—	—	—	—	—	(77)	—	—	—
Share premium reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserves reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Capital securities issued	—	3,601	—	—	—	—	—	—	3,601	—	3,601
Dividends to shareholders	—	—	—	—	—	—	—	(16,410)	(16,410)	(690)	(17,100)
Redemption of securities	—	(2,250)	—	—	—	—	—	—	(2,250)	—	(2,250)
Transfers[8]	—	—	—	—	—	(2,945)	—	2,945	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	529	529	—	529
Share buy-back	—	—	—	—	—	—	—	(11,043)	(11,043)	—	(11,043)
Cancellation of shares	(663)	—	—	—	—	663	—	—	—	—	—
Other movements	—	—	2	—	3	4	—	(687)	(678)	(335)	(1,013)
At 31 Dec 2024	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273

HSBC Holdings plc Annual Report on Form 20-F
293

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2023

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the year	—	—	—	—	—	—	—	23,533	23,533	1,026	24,559
Other comprehensive income (net of tax)	—	—	2,402	3,030	(211)	1	(371)	114	4,965	18	4,983
– debt instruments at fair value through other comprehensive income	—	—	2,574	—	—	—	—	—	2,574	25	2,599
– equity instruments designated at fair value through other comprehensive income	—	—	(93)	—	—	—	—	—	(93)	(27)	(120)
– cash flow hedges	—	—	—	2,919	—	—	—	—	2,919	34	2,953
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(1,220)	(1,220)	1	(1,219)
– property revaluation	—	—	—	—	—	1	—	—	1	—	1
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(317)	(317)	3	(314)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—		47	47	—	47
– effects of hyperinflation	—	—	—	—	—	—	—	1,604	1,604	—	1,604
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(364)	—	(364)	—	(364)
– exchange differences	—	—	(79)	111	(211)	—	(7)	—	(186)	(18)	(204)
Total comprehensive income for the year	—	—	2,402	3,030	(211)	1	(371)	23,647	28,498	1,044	29,542
Shares issued under employee remuneration and share plans	79	—	—	—	—	—	—	(79)	—	—	—
Share premium reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserves reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Capital securities issued	—	1,996	—	—	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	—	—	—	—	—	(11,593)	(11,593)	(603)	(12,196)
Redemption of securities	—	(4,023)	—	—	—	—	—	20	(4,003)	—	(4,003)
Transfers[8]	—	—	—	—	—	(5,130)	—	5,130	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	482	482	—	482
Share buy-back	—	—	—	—	—	—	—	(7,025)	(7,025)	—	(7,025)
Cancellation of shares	(521)	—	—	—	—	521	—	—	—	—	—
Other movements	—	—	1,129	(255)	(967)	—	77	(843)	(859)	(524)	(1,383)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
1The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’). At
31 December 2025, the entire balance was reclassified to income statement following completion of the sale of the insurance business in France.
2Includes recycling of fair value losses of $1.5bn following completion of the sale of our retail banking operations in France.
3Includes the recycling of a $0.2bn foreign currency translation reserves loss as a result of the dilution of our shareholding in BoCom.
4Includes insurance finance income reclassification of $0.7bn and $0.7bn fair value losses reclassification following completion of the sale of our insurance business in
France.
5On 24 June 2025, the High Court of Justice in England and Wales confirmed the cancellation of $14.8bn standing to the credit of the HSBC Holdings' share premium account and $1.8bn standing to the credit of its capital redemption reserve, following approval at HSBC Holdings' Annual General Meeting held on
2 May 2025 (the ‘Capital Reduction’). The Court Order confirming the Capital Reduction was registered by the Registrar of Companies on 10 July 2025, resulting in a combined total of $16.6bn being reclassified to retained earnings with no impact on total equity.
6HSBC Holdings issued $1.5bn 6.950% contingent convertible securities in February 2025, SGD0.8bn 5.000% contingent convertible securities in March 2025 and $2.0bn 7.050% contingent convertible securities in June 2025. All instruments were recorded net of issuance costs.
7In March 2025, HSBC Holdings redeemed its $2.45bn 6.375% contingent convertible securities.
8At 31 December 2024, an impairment of $11.4bn (2023: $5.5bn) of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of
$2.9bn (2023: $5.1bn) from the remaining historical associated merger reserve to retained earnings.
9HSBC Holdings announced the following share buy-backs during the year: a share buy-back of up to $2.0bn in February 2025, which was completed in April
2025; a share buy-back of up to $3.0bn in May 2025, which was completed in July 2025 and a share buy-back of up to $3.0bn in July 2025, which was completed in October 2025.
10Includes $1.1bn (2024: $0.5bn; 2023: $0.6bn) of shares bought by HSBC Holdings Employee Benefit Trust to satisfy obligation to deliver shares under employee share plans.

HSBC Holdings plc Annual Report on Form 20-F
294

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated statement of cash flows
for the year ended 31 December 2025
	2025	2024	2023
	$m	$m	$m
Profit before tax	29,907	32,309	30,348
Adjustments for non-cash items:
Depreciation, amortisation and impairment	4,916	4,080	3,466
Net loss from investing activities	2,614	180	1,213
Share of profit in associates and joint ventures	(2,911)	(2,912)	(2,807)
Impairment of interest in associate	1,000	—	3,000
(Gain)/loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	93	1,704	(1,775)
Change in expected credit losses gross of recoveries and other credit impairment charges	4,170	3,674	3,717
Provisions including pensions	2,103	299	266
Share-based payment expense	621	529	482
Other non-cash items included in profit before tax	(4,690)	(5,290)	(4,299)
Elimination of exchange differences[1]	(34,682)	26,734	(10,678)
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(38,630)	(41,385)	(63,247)
Change in loans and advances to banks and customers	(74,071)	7,275	(14,145)
Change in reverse repurchase agreements – non-trading	(32,342)	(4,227)	(2,095)
Change in financial assets designated and otherwise mandatorily measured at fair value	(23,393)	(20,662)	(9,994)
Change in other assets	(38,389)	7,685	(10,254)
Change in deposits by banks and customer accounts	168,907	44,237	45,021
Change in repurchase agreements – non-trading	24,094	8,700	43,366
Change in debt securities in issue	(5,613)	11,942	11,945
Change in financial liabilities designated at fair value	46,129	(2,248)	10,097
Change in other liabilities	4,098	(1,603)	8,742
Dividends received from associates	1,040	1,062	1,067
Contributions paid to defined benefit plans	(147)	(167)	(208)
Tax paid	(5,058)	(6,611)	(4,117)
Net cash from operating activities	29,766	65,305	39,111
Purchase of financial investments	(502,391)	(523,454)	(563,561)
Proceeds from the sale and maturity of financial investments[2]	470,309	453,502	504,174
Net cash flows from the purchase and sale of property, plant and equipment	(1,447)	(1,344)	(1,145)
Net cash flows from disposal of loan portfolio and customer accounts	—	—	623
Net investment in intangible assets	(3,214)	(2,542)	(2,550)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[3]	1,126	9,891	1,239
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[4]	(1,451)	(12,617)	(1,692)
Net cash from investing activities	(37,068)	(76,564)	(62,912)
Issue of ordinary share capital and other equity instruments	4,096	3,602	1,996
Share buy-back	(9,091)	(11,348)	(5,812)
Net purchases of own shares for market-making and investment purposes	(1,123)	(541)	(614)
Net cash flow from change in stake of subsidiaries	(154)	—	(19)
Redemption of preference shares and other equity instruments	(2,450)	(3,433)	(4,003)
Subordinated loan capital issued	3,834	4,361	5,237
Subordinated loan capital repaid[5]	(3,591)	(2,000)	(2,147)
Dividends paid to shareholders of the parent company and non-controlling interests	(13,482)	(17,100)	(12,196)
Net cash from financing activities	(21,961)	(26,459)	(17,558)
Net decrease in cash and cash equivalents	(29,263)	(37,718)	(41,359)
Cash and cash equivalents at 1 Jan	434,940	490,933	521,671
Exchange differences in respect of cash and cash equivalents	27,210	(18,275)	10,621
Cash and cash equivalents at 31 Dec[6]	432,887	434,940	490,933

HSBC Holdings plc Annual Report on Form 20-F
295

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Consolidated statement of cash flows (continued)
for the year ended 31 December 2025
	2025	2024	2023
	$m	$m	$m

Cash and cash equivalents comprise:
– cash and balances at central banks	242,859	267,674	285,868
– loans and advances to banks of one month or less[9]	74,404	69,803	76,620
– reverse repurchase agreements with banks of one month or less	71,790	58,290	64,341
– treasury bills, other bills and certificates of deposit less than three months[8]	41,232	27,307	33,303
– cash collateral, net settlement accounts and items in course of collection from/transmission to other banks	2,214	9,827	14,866
– cash and cash equivalents held for sale[7]	387	2,039	15,935
Cash and cash equivalents at 31 Dec[6]	432,887	434,940	490,933
Interest received was $99.6bn (2024: $110.1bn; 2023: $98.9bn), interest paid was $68.8bn (2024: $81.7bn; 2023: $66.0bn) and dividends received
(excluding dividends received from associates, which are presented separately above) were $2.7bn (2024: $2.8bn; 2023: $1.9bn).
1Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2This includes $5.8bn from the sale of our retained portfolio of home and certain other loans in France.
3In 2025, this includes $1bn from the sale of our French life insurance business, and in 2024 this includes $9.3bn from the sale of our banking business in
Canada.
4In 2025, this includes $1bn from sale of our private banking business in Germany and $0.4bn from sale of our retail banking operations in Bahrain and in 2024, this includes $10.6bn from the sale of our retail banking operations in France and $1.8bn from the sale of our business in Argentina.
5Subordinated liabilities changes during the year are attributable to repayments of $(3.6)bn (2024: $(2.0)bn; 2023: $(2.1)bn) of securities. Non-cash changes during the year included foreign exchange gains/losses of $1.4bn gain (2024: $1.6bn gain; 2023: $0.6bn loss) and fair value gains/losses of $0.7bn gain (2024:
$1.0bn gain; 2023: $0.8bn loss).
6At 31 December 2025, $66.6bn (2024: $50.4bn; 2023: $61.8bn) was not available for use by HSBC due to a range of restrictions, including currency exchange.
This includes $9.6bn (2024: Nil; 2023: Nil) segregated for Hang Seng Bank privatisation funding purposes. Refer to Note 37 for more details.
7Includes $0.3bn (2024: $1.9bn, 2023: $5.6bn) of cash and balances at central banks and $0.04bn (2024: $0.1bn, 2023: $10.5bn) of loans and advances to banks of one month or less. There is nil balance in 2025 for reverse repurchase agreements with banks of one month or less (2024: nil, 2023: $0.2bn) and cash collateral, net settlement accounts and items in course of collection from/transmission to other banks (2024: nil, 2023: $(0.4)bn).
8The amount in this line is included in the ‘Financial investments’ and ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’ line items in the Consolidated balance sheet on page 290.
9The amount in this line is included in the ‘Loans and advances to banks’, ‘Financial investments’ and ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’ line items in the Consolidated balance sheet on page 290.

HSBC Holdings plc Annual Report on Form 20-F
296

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

HSBC Holdings income statement
for the year ended 31 December 2025
		2025	2024	2023
	Notes*	$m	$m	$m
Net interest expense		(5,455)	(5,758)	(5,339)
– interest income		2,632	3,053	2,864
– interest expense		(8,087)	(8,811)	(8,203)
Net fee (expense)/income		(2)	(10)	2
Net income from financial instruments held for trading or managed on a fair value basis	3	182	2,899	1,063
Changes in fair value of designated debt and related derivatives[1]	3	(1,041)	(125)	(1,468)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	2,835	2,086	3,692
Gains less losses from financial investments		(3)	2	45
Dividend income from subsidiaries[2]		23,816	33,846	16,824
Other operating income		228	276	332
Total operating income		20,560	33,216	15,151
Employee compensation and benefits	5	(31)	(29)	(15)
General and administrative expenses		(1,277)	(1,148)	(1,327)
(Impairment) of subsidiaries/reversal of impairment[2]	19	2,720	(11,490)	(5,574)
Total operating expenses		1,412	(12,667)	(6,916)
Profit before tax		21,972	20,549	8,235
Tax credit		639	499	977
Profit for the year		22,611	21,048	9,212
*For Notes on the financial statements, see page 300.
1The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2The amounts recorded within profit before tax with respect to dividend income from subsidiaries and impairment/reversal of impairment of subsidiaries are not subject to tax.

HSBC Holdings statement of comprehensive income
for the year ended 31 December 2025
	2025	2024	2023
	$m	$m	$m
Profit for the year	22,611	21,048	9,212
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	90	21	(124)
– before income taxes	117	32	(166)
– income taxes	(27)	(11)	42
Other comprehensive income/(expense) for the year, net of tax	90	21	(124)
Total comprehensive income for the year	22,701	21,069	9,088

HSBC Holdings plc Annual Report on Form 20-F
297

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

HSBC Holdings balance sheet
		31 Dec 2025	31 Dec 2024
	Notes*	$m	$m
Assets
Cash and balances with HSBC undertakings		5,079	2,548
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value		67,217	61,286
Derivatives	15	1,942	3,054
Loans and advances to HSBC undertakings		40,500	37,677
Trading Assets		—	709
Financial investments	16	15,470	10,328
Prepayments, accrued income and other assets		3,583	4,353
Current tax assets		419	305
Investments in subsidiaries	19	157,728	152,337
Intangible assets		140	162
Deferred tax assets		942	1,498
Total assets at 31 Dec		293,020	274,257
Liabilities and equity
Liabilities
Amounts owed to HSBC undertakings		89	231
Financial liabilities designated at fair value	25	52,907	41,582
Derivatives	15	3,451	5,340
Debt securities in issue	26	69,024	64,320
Accruals, deferred income and other liabilities		2,286	3,097
Subordinated liabilities	29	26,114	23,548
Total liabilities		153,871	138,118
Equity
Called up share capital	32	8,588	8,973
Share premium account	32	111	14,810
Other equity instruments	32	20,635	19,024
Merger and other reserves		32,299	33,664
Retained earnings		77,516	59,668
Total equity		139,149	136,139
Total liabilities and equity at 31 Dec		293,020	274,257
*For Notes on the financial statements, see page 300.
The accompanying notes on pages 300 to 381, the audited sections in the Risk review on pages 118 to 218 and ‘Directors’ remuneration report’
on pages 249 to 274 form an integral part of these financial statements.
These financial statements were approved by the Board of Directors on 25 February 2026 and signed on its behalf by:

Brendan Nelson	Pam Kaur
Group Chairman	Group Chief Financial Officer

HSBC Holdings plc Annual Report on Form 20-F
298

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

HSBC Holdings statement of changes in equity
for the year ended 31 December 2025

	Called up share capital	Share premium	Other equity instruments	Retained earnings[1,2]	Merger and other reserves	Total shareholders’ equity
	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	8,973	14,810	19,024	59,668	33,664	136,139
Profit for the year	—	—	—	22,611	—	22,611
Other comprehensive income (net of tax)	—	—	—	90	—	90
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	90	—	90
Total comprehensive income for the year	—	—	—	22,701	—	22,701
Shares issued and purchased under employee share plans	5	111	—	(635)	—	(519)
Capital securities issued[3]	—	—	4,061	—	—	4,061
Purchase and cancellation of shares[4]	(390)	—	—	(8,039)	390	(8,039)
Share premium reclassification to retained earnings[5]	—	(14,810)	—	14,810	—	—
Capital redemption reserves reclassification to retained earnings[5]	—	—	—	1,755	(1,755)	—
Dividends to shareholders	—	—	—	(12,764)	—	(12,764)
Redemption of capital securities[6]	—	—	(2,450)	—	—	(2,450)
Other movements	—	—	—	20	—	20
At 31 Dec 2025	8,588	111	20,635	77,516	32,299	139,149

At 1 Jan 2024	9,631	14,738	17,703	63,288	35,946	141,306
Profit for the year	—	—	—	21,048	—	21,048
Other comprehensive income (net of tax)	—	—	—	21	—	21
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	21	—	21
Total comprehensive income for the year	—	—	—	21,069	—	21,069
Shares issued and purchased under employee share plans	5	72	—	(181)	—	(104)
Capital securities issued	—	—	3,571	—	—	3,571
Purchase and cancellation of shares	(663)	—	—	(11,043)	663	(11,043)
Dividends to shareholders	—	—	—	(16,410)	—	(16,410)
Redemption of capital securities	—	—	(2,250)	—	—	(2,250)
Transfers[7]	—	—	—	2,945	(2,945)	—
Other movements	—	—	—	—	—	—
At 31 Dec 2024	8,973	14,810	19,024	59,668	33,664	136,139

At 1 Jan 2023	10,147	14,664	19,746	67,996	40,555	153,108
Profit for the year	—	—	—	9,212	—	9,212
Other comprehensive income (net of tax)	—	—	—	(124)	—	(124)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	—	(124)	—	(124)
Total comprehensive income for the year	—	—	—	9,088	—	9,088
Shares issued and purchased under employee share plans	5	74	—	(328)	—	(249)
Capital securities issued	—	—	1,980	—	—	1,980
Purchase and cancellation of shares	(521)	—	—	(7,025)	521	(7,025)
Dividends to shareholders	—	—	—	(11,593)	—	(11,593)
Redemption of capital securities	—	—	(4,023)	20	—	(4,003)
Transfers[7]	—	—	—	5,130	(5,130)	—
Other movements	—	—	—	—	—	—
At 31 Dec 2023	9,631	14,738	17,703	63,288	35,946	141,306
Dividends per ordinary share at 31 December 2025 were $0.66 (2024: $0.82; 2023: $0.53).
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
2At 31 December 2025, retained earnings included 35,354,337 own shares held. These include own shares held by HSBC Holdings for the benefit of beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans.
3HSBC Holdings issued $1.5bn 6.950% contingent convertible securities in February 2025, SGD0.8bn 5.000% contingent convertible securities in March 2025 and $2.0bn 7.050% contingent convertible securities in June 2025. All instruments were recorded net of issuance cost.
4HSBC Holdings announced the following share buy-backs during the year: a share buy-back of up to $2.0bn in February 2025, which was completed in April
2025; a share buy-back of up to $3.0bn in May 2025, which was completed in July 2025 and a share buy-back of up to $3.0bn in July 2025, which was completed in October 2025.
5On 24 June 2025, the High Court of Justice in England and Wales confirmed the cancellation of $14.8bn standing to the credit of the HSBC Holdings’ share premium account and $1.8bn standing to the credit of its capital redemption reserve, following approval at HSBC Holdings’ Annual General Meeting held on
2 May 2025 (the ‘Capital Reduction’). The Court Order confirming the Capital Reduction was registered by the Registrar of Companies on 10 July 2025, resulting in a combined total of $16.6bn being reclassified to retained earnings with no impact on total equity.
6In March 2025, HSBC Holdings redeemed its $2.45bn 6.375% contingent convertible securities.
7At 31 December 2024, an impairment of $11.4bn (2023: $5.5bn) of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of
$2.9bn (2023: $5.1bn) from the remaining historical associated merger reserve to retained earnings.

HSBC Holdings plc Annual Report on Form 20-F
299

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

HSBC Holdings statement of cash flows
for the year ended 31 December 2025
	2025	2024	2023
	$m	$m	$m
Profit before tax	21,972	20,549	8,235
Adjustments for non-cash items	(2,777)	11,721	5,611
– depreciation, amortisation and impairment/expected credit losses	(2,669)	11,552	5,629
– share-based payment expense	1	1	—
– other non-cash items included in profit before tax	(220)	53	(38)
– elimination of exchange differences	111	115	20
Changes in operating assets and liabilities
Change in loans and advances to HSBC undertakings	(2,927)	(2,753)	(1,267)
Change in financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	(4,657)	(1,978)	(7,767)
Change in net trading securities and net derivatives	600	(1,537)	(529)
Change in other assets	631	603	363
Change in debt securities in issue	883	469	1,964
Change in financial liabilities designated at fair value	1,288	292	3,096
Change in other liabilities	639	(1,897)	1,947
Tax received	1,071	1,691	577
Net cash from operating activities	16,723	27,160	12,230
Purchase of financial investments	(22,636)	(29,812)	(7,803)
Proceeds from the sale and maturity of financial investments	22,638	31,779	20,074
Net cash outflow from acquisition of or increase in stake of subsidiaries	(5,148)	(7,473)	(2,517)
Repayment of capital from subsidiaries	2,252	2,963	4,993
Net investment in intangible assets	(29)	(43)	(46)
Net cash from investing activities	(2,923)	(2,586)	14,701
Issue of ordinary share capital and other equity instruments	4,177	3,648	2,059
Redemption of preference shares and other equity instruments	(2,450)	(2,250)	(4,003)
Purchase of own shares	(1,118)	(532)	(855)
Share buy-backs	(9,091)	(11,204)	(5,812)
Subordinated loan capital issued	3,834	4,268	5,270
Subordinated loan capital repaid	(3,284)	(3,994)	—
Debt securities issued	25,469	16,102	17,180
Debt securities repaid	(14,349)	(18,179)	(13,047)
Dividends paid on ordinary shares	(11,581)	(15,348)	(10,492)
Dividends paid to holders of other equity instruments	(1,183)	(1,062)	(1,101)
Net cash from financing activities	(9,576)	(28,551)	(10,801)
Net increase/(decrease) in cash and cash equivalents	4,224	(3,977)	16,130
Cash and cash equivalents at 1 January	18,693	22,814	6,756
Exchange differences in respect of cash and cash equivalents	99	(144)	(72)
Cash and cash equivalents at 31 Dec	23,016	18,693	22,814
Cash and cash equivalents comprise:
– cash at bank with HSBC undertakings	5,079	2,548	7,029
– cash collateral and net settlement accounts	1,702	2,544	3,422
– loans and advances to HSBC undertakings of one month or less	6,250	8,500	—
– treasury and other eligible bills	9,985	5,101	12,363
Interest received was $6,059m (2024: $6,624m; 2023: $5,695m), interest paid was $7,766m (2024: $8,800m; 2023: $7,754m) and dividends received were $23,816m (2024: $33,846m; 2023: $16,824m).

HSBC Holdings plc Annual Report on Form 20-F
300

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Notes on the financial statements

Contents
300	1	Basis of preparation and material accounting policies
312	2	Net fee income
313	3	Net income/(expense) from financial instruments measured at fair value through profit or loss
313	4	Insurance business
320	5	Employee compensation and benefits
325	6	Auditor’s remuneration
326	7	Tax
328	8	Dividends
329	9	Earnings per share
329	10	Segmental analysis
332	11	Trading assets
332	12	Fair values of financial instruments carried at fair value
337	13	Fair values of financial instruments not carried at fair value
339	14	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss
339	15	Derivatives
343	16	Financial investments
344	17	Assets pledged, collateral received and assets transferred
345	18	Interests in associates and joint ventures
349	19	Investments in subsidiaries

351	20	Structured entities
353	21	Goodwill and intangible assets
355	22	Prepayments, accrued income and other assets
355	23	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions
357	24	Trading liabilities
357	25	Financial liabilities designated at fair value
358	26	Debt securities in issue
358	27	Accruals, deferred income and other liabilities
358	28	Provisions
359	29	Subordinated liabilities
360	30	Maturity analysis of assets, liabilities and off-balance sheet commitments
365	31	Offsetting of financial assets and financial liabilities
366	32	Called up share capital and other equity instruments
368	33	Contingent liabilities, contractual commitments and guarantees
369	34	Finance lease receivables
369	35	Legal proceedings and regulatory matters
371	36	Related party transactions
373	37	Events after the balance sheet date
373	38	HSBC Holdings’ subsidiaries, joint ventures and associates

1	Basis of preparation and material accounting policies
1.1Basis of preparation
(a)Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’),
including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2025 affecting these consolidated and separate financial statements.
IFRS Accounting Standards adopted during the year ended 31 December 2025
There were no new standards, amendments to standards or interpretations that had an effect on these financial statements. Accounting policies have been applied consistently.
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
(c)Future accounting developments
Minor amendments to IFRS Accounting Standards
The International Accounting Standards Board (‘IASB’) has published a number of minor amendments to IFRS Accounting Standards that are effective from 1 January 2026. HSBC expects they will have an insignificant effect, when adopted, on the consolidated financial statements of
HSBC and the separate financial statements of HSBC Holdings.
Other amendments and new IFRS Accounting Standards
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The Group does not expect any material impact from these amendments.
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
management-defined performance measures and the aggregation and disaggregation of financial information.

HSBC Holdings plc Annual Report on Form 20-F
301

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
While IFRS 18 will not change recognition criteria or measurement bases, it will have an impact on presenting information in the financial statements, in particular the income statement and to a lesser extent the cash flow statement. HSBC are currently evaluating impacts and ensuring data readiness is adequate in anticipation of implementation.
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
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date, except non-monetary assets and liabilities measured at historical cost, which are translated using the rate of exchange at the initial transaction date. Exchange differences are recognised in the income statement except where otherwise required such as exchange components of gains and losses on non-monetary items which are recognised in the income statement or other comprehensive income depending on where the gain or loss on the underlying item is presented.
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
(e)Presentation of information
Certain disclosures required by IFRS Accounting Standards have been included in the sections marked as (‘Audited’) in the Annual Report and
Accounts 2025 as follows:
–Disclosures concerning the nature and extent of risks relating to insurance contracts and financial instruments are included in the ‘Risk review’
on pages 118 to 218.
–The ‘Own funds disclosure’ is included in the ‘Risk review’ on page 192.
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
Management has considered the impact of climate-related risks on HSBC’s financial position and performance. While the effects of climate change are a source of uncertainty, as at 31 December 2025 management did not consider there to be a material impact on our critical judgements and estimates from the physical, transition and other climate-related risks in the short to medium term. In particular, management has considered the known and observable potential impacts of climate-related risks of associated judgements and estimates in our value in use calculations.
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
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, including ongoing supply chain disruptions, uncertain inflation, rapidly changing interest rates, the impact of the Russia-Ukraine war and further conflict or military action in the
Middle East, Venezuela or elsewhere; uncertainty around Hong Kong and mainland China’s CRE sectors; heightened strategic competition between the US and China, ongoing and potential cross-border investment and trade restrictions, changes to tariff rates, as well as the potential impacts from other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
1.2Summary of material accounting policies
(a)Consolidation and related policies
Consolidation
HSBC consolidates entities that it controls as demonstrated by power over the investee, exposure to variable returns, and the ability to use its power to affect the amount of its returns. Where an entity is governed by voting rights, HSBC generally has power leading to control when it holds
– directly or indirectly – the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including contractual arrangements.
Business combinations are accounted for using the acquisition method. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. This election is made for each business combination.
Investments in subsidiaries
HSBC Holdings’ investments in subsidiaries are stated at cost less impairment losses. Where the investment in a subsidiary is designated in a fair value hedging relationship for foreign currency risk, the carrying value is adjusted for any associated hedge adjustment arising therefrom.

HSBC Holdings plc Annual Report on Form 20-F
302

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Impairment testing of investments in subsidiaries is performed where there is an indication of impairment. Indicators of impairment include both external and internal sources of information. Similarly, assessments are made as to whether an impairment loss recognised in prior periods may no longer exist or may have decreased. Where this is the case, such an impairment loss is reversed if there has been a change in the estimate used to determine the relevant recoverable amount since the last impairment loss was recognised.
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
HSBC classifies investments in entities over which it has significant influence but not control or joint control as associates and accounts for them using the equity method. Under this method, the attributable share of net assets, results and reserves are included in the consolidated financial statements based on either financial statements made up to 31 December or pro-rated amounts adjusted for any material transactions or events occurring between the date the financial statements are available and 31 December.
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

(b)Impairment of goodwill and other non-financial assets
Goodwill
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
Other non-financial assets
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
Impairment testing compares the carrying amount of the non-financial asset or CGU with its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The carrying amount of a CGU comprises the carrying amount of its assets and liabilities, including non-financial assets that are directly attributable to it and non-financial assets that can be allocated to it on a reasonable and consistent basis. Non-

HSBC Holdings plc Annual Report on Form 20-F
303

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
financial assets that cannot be allocated to an individual CGU are tested for impairment at an appropriate grouping of CGUs. The recoverable amount of the CGU is the higher of the fair value less costs of disposal of the CGU, which is determined by independent and qualified valuers where relevant, and the value in use, which is calculated based on appropriate inputs (see Note 21).
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
Critical estimates and judgements

The review of goodwill and non-financial assets for impairment reflects management’s best estimate of the future cash flows of the CGUs and the rates used to discount these cash flows, both of which are subject to uncertain factors as follows:

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
(c)Net operating income
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
Non-interest income and expense
HSBC generates fee income from services provided over time, such as account service and card fees, or when HSBC delivers a specific transaction at a point in time, such as broking services and import/export services. Where fees are variable, for example certain fund management and performance fees, such fees are recognised when the associated uncertainties are resolved and to the extent that it is highly probable that a significant reversal will not occur.
HSBC acts as principal in the majority of contracts with customers, with the exception of broking services. For most brokerage trades, HSBC acts as agent in the transaction and recognises broking income net of fees payable to other parties in the arrangement.
HSBC recognises fees earned on transaction-based arrangements at a point in time when it has provided the service to the customer. Where the contract requires services to be provided over time, income is recognised on a systematic basis over the life of the agreement.
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
Gains and losses from financial instruments measured as at fair value through profit or loss includes the following:
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
–Other gains and losses from financial instruments measured as at fair value through profit or loss include changes in the fair value of designated debt instruments under the fair value option and related derivatives where such designation reduces an accounting mismatch.
Interest on such debt instruments and interest cash flows on related derivatives is presented in interest expense. Also included are the changes in fair value of other financial instruments mandatorily measured as at fair value through profit or loss which includes interest on instruments that fail the solely payments of principal and interest test, see (e) below.

HSBC Holdings plc Annual Report on Form 20-F
304

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Insurance income and expense
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
Insurance finance income and expenses
Insurance finance income and expense comprises the change in the carrying amount of the group of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. For contracts using the variable fee approach (‘VFA’) measurement model, changes in the fair value of underlying items (excluding additions and withdrawals) are recognised in insurance finance income or expenses.
(d)Valuation of financial instruments
Financial instruments are initially recognised at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and on initial recognition is generally the transaction price. However, if there is a difference between the transaction price and the fair value of financial instruments whose fair value is based on a quoted price in an active market or a valuation technique that uses only data from observable markets, HSBC recognises the difference as a trading gain or loss at inception
(a ‘day 1 gain or loss’). In all other cases, the entire day 1 gain or loss is deferred and recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or HSBC enters into an offsetting transaction.
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

(e)Financial instruments measured at amortised cost
Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortised cost. Such financial assets include most loans and advances to banks and customers and some debt securities. In addition, most financial liabilities are measured at amortised cost. HSBC accounts for regular way amortised cost financial instruments using trade date accounting. The carrying amount of these financial assets at initial recognition includes any directly attributable transactions costs.
HSBC may commit to underwriting loans on fixed contractual terms for specified periods of time. When the loan arising from the lending commitment is expected to be sold shortly after origination, the commitment to lend is recorded as a derivative. When HSBC intends to hold the loan, the loan commitment is generally not recognised but is subject to expected credit loss considerations.
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
Contracts that are economically equivalent to reverse repo or repo agreements (such as sales or purchases of securities entered into together with total return swaps with the same counterparty) are accounted for similarly to, and presented together with, reverse repo or repo agreements.
(f)Financial assets measured at fair value through other comprehensive income
Financial assets managed within a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at fair value through other comprehensive income (‘FVOCI’). These comprise primarily debt securities. They are generally recognised on trade date when
HSBC enters into contractual arrangements to purchase and are generally derecognised when they are either sold or redeemed. They are subsequently remeasured at fair value with changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) recognised in other comprehensive income until the assets are sold. Upon disposal, the cumulative gains or losses in other comprehensive income are recognised in the income statement. Financial assets measured at FVOCI are included in impairment calculations and impairment is recognised in profit or loss.

HSBC Holdings plc Annual Report on Form 20-F
305

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
(g)Equity securities measured at fair value with fair value movements presented in other comprehensive income
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
(h)Financial instruments designated at fair value through profit or loss
Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below and are so designated irrevocably at inception:
–The use of the designation removes or significantly reduces an accounting mismatch.
–A group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.
–A financial liability that contains one or more non-closely related embedded derivatives.
Designated financial assets are recognised when HSBC enters into contracts with counterparties, which is generally on trade date, and are normally derecognised when the rights to the cash flows expire or are transferred.
Designated financial liabilities are recognised when HSBC enters into contracts with counterparties, which is generally on settlement date, and are normally derecognised when extinguished. Subsequent changes in fair values are recognised in the income statement except for the effect of changes in the liabilities’ credit risk, which is presented in ‘Other comprehensive income’, unless that treatment would create or enlarge an accounting mismatch in profit or loss.
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
(i)Derivatives
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
part-disposal, of the foreign operation.

HSBC Holdings plc Annual Report on Form 20-F
306

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
(j)Impairment of amortised cost and FVOCI financial assets
Expected credit losses (‘ECL’) are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at FVOCI, and certain loan commitments and financial guarantee contracts. At initial recognition, an allowance (or provision in the case of some loan commitments and financial guarantees) is recognised for ECL resulting from possible default events within the next 12 months, or less, where the remaining life is less than 12 months (’12-month ECL’). In the event of a significant increase in credit risk, an allowance (or provision) is recognised for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’). Financial assets where 12-month ECL is recognised are considered to be ‘stage 1’; financial assets which are considered to have experienced a significant increase in credit risk are in ‘stage 2’; and financial assets for which there is objective evidence of impairment, and so are considered to be in default or otherwise credit impaired are in ‘stage 3’. Purchased or originated credit-
impaired financial assets (‘POCI’) are treated differently as set out below.
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
approximated assuming through-the-cycle PDs and through-the-cycle migration probabilities, consistent with the instrument’s underlying modelling approach and the CRR at origination.
The quantitative comparison is supplemented with additional CRR deterioration-based thresholds, as set out in the table below:

Origination CRR	Additional significance criteria – number of CRR grade notches deterioration required to identify as significant credit deterioration (stage 2) (> or equal to)
0.1	5 notches
1.1–4.2	4 notches
4.3–5.1	3 notches
5.2–7.1	2 notches
7.2–8.2	1 notch
8.3	0 notches
For retail portfolios, default risk is assessed using a reporting date 12-month PD derived from internal models, which incorporate all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than 12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogenous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts include accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold therefore identifies loans with a PD higher than would be expected from loans that are performing as originally expected and higher than that which would have been acceptable at origination. It therefore approximates a comparison of origination to reporting date PDs.
We have implemented in the UK and continue to refine the retail transfer criteria approach to utilise a more relative approach for certain portfolios as additional data becomes available. These enhancements take advantage of the increase in origination-related data in the assessment of significant increases in credit risk by comparing remaining lifetime PD to the comparable remaining term lifetime PD at origination based on portfolio-specific origination segments.

HSBC Holdings plc Annual Report on Form 20-F
307

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
The Group applies the EBA Guidelines on the application of definition of default for our retail portfolios, which affect credit risk policies and our reporting in respect of the status of loans as credit impaired principally due to forbearance (or curing thereof). Further details are provided under
‘Forborne loans and advances’ on page 141.
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
Purchased or originated credit impaired (‘POCI’)
Financial assets that are purchased or originated at a deep discount that reflects the incurred credit losses are considered to be POCI. This population includes new financial instruments recognised in most cases following the derecognition of forborne loans. The amount of change in lifetime ECL for a POCI loan is recognised in profit or loss until the POCI loan is derecognised, even if the lifetime ECL are less than the amount of
ECL included in the estimated cash flows on initial recognition.
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
Measurement of ECL
The assessment of credit risk and the estimation of ECL are unbiased and probability-weighted, and incorporate all available information which is relevant to the assessment including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. In addition, the estimation of ECL takes into account the time value of money and considers other factors such as climate-related risks.
In general, HSBC calculates ECL using three main components: a probability of default (‘PD’), a loss given default (’LGD’) and the exposure at default (‘EAD’).
The 12-month ECL is calculated by multiplying the 12-month PD, LGD and EAD. Lifetime ECL is calculated using the lifetime PD instead. The 12-
month and lifetime PDs represent the probability of default occurring over the next 12 months and the remaining maturity of the instrument respectively.
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
the time value of money.

HSBC Holdings plc Annual Report on Form 20-F
308

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
HSBC makes use of the IRB framework where possible, with recalibration to meet the differing IFRS 9 requirements as set out in the following table:

Model	Regulatory capital	IFRS 9
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
The cash flows are discounted at the original effective interest rate. For significant cases, cash flows under up to four different scenarios are probability-weighted by reference to the status of the borrower, economic scenarios applied more generally by the Group and judgement in relation to the likelihood of the work-out strategy succeeding or receivership being required. For less significant cases where an individual assessment is undertaken, the effect of different economic scenarios and work-out strategies results in an ECL calculation based on a most likely outcome which is adjusted to capture losses resulting from less likely but possible outcomes. For certain less significant cases, the bank may use an LGD-based modelled approach to ECL assessment, which factors in a range of economic scenarios.
Period over which ECL is measured
Expected credit loss is measured from the initial recognition of the financial asset. The maximum period considered when measuring ECL (be it 12-
month or lifetime ECL) is the maximum contractual period over which HSBC is exposed to credit risk. However, where the financial instrument includes both a drawn and undrawn commitment and the contractual ability to demand repayment and cancel the undrawn commitment does not serve to limit HSBC’s exposure to credit risk to the contractual notice period, the contractual period does not determine the maximum period considered. Instead, ECL is measured over the period HSBC remains exposed to credit risk that is not mitigated by credit risk management actions. This applies to retail overdrafts and credit cards, where the period is the average time taken to realise the material losses for an account, determined on a portfolio basis. In addition, for these facilities it is not possible to identify the ECL on the loan commitment component separately from the financial asset component. As a result, the total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision. For wholesale overdraft facilities, credit risk management actions are taken no less frequently than on an annual basis.
Forward-looking economic inputs
HSBC applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected credit losses in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 148.
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

–The section ‘Measurement uncertainty and
sensitivity analysis of ECL estimates’, marked as
audited from page 148, sets out the assumptions
used in determining ECL, and provides an indication
of the sensitivity of the result to the application of
different weightings being applied to different
economic assumptions

HSBC Holdings plc Annual Report on Form 20-F
309

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
(k)Insurance contracts
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
The measurement of the insurance contract liability is based on groups of insurance contracts as established at initial recognition, and will include fulfilment cash flows as well as the contractual service margin (‘CSM’) representing the unearned profit. The Group’s accounting policy is to update the estimates used in the measurement on a year-to-date basis.
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
CSM and coverage units
The CSM represents the unearned profit and results in no income or expense at initial recognition when the group of contracts is profitable. The
CSM is adjusted at each subsequent reporting period for changes in fulfilment cash flows relating to future service (for example, changes in non-
economic assumptions, including mortality and morbidity rates). For initial recognition of onerous groups of contracts and when groups of contracts become onerous subsequently, losses are recognised in insurance service expense immediately.
For groups of contracts measured using the VFA, changes in the Group’s share of the underlying items, and economic experience and economic assumption changes adjust the CSM. However, under the risk mitigation option for VFA contracts, the changes in the fulfilment cash flows and the changes in the Group’s share in the fair value return on underlying items that the instruments mitigate are not adjusted in CSM but recognised in profit or loss. The risk mitigating instruments are primarily reinsurance contracts held.
For groups of contracts measured using the GMM, changes in economic experience and economic assumption do not adjust the CSM, but are recognised in profit or loss as they arise.

HSBC Holdings plc Annual Report on Form 20-F
310

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
(l)Employee compensation and benefits
Share-based payments
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

(m)Tax
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
In assessing the probability and sufficiency of future taxable profit, management considers the availability of evidence to support the recognition of deferred tax assets, taking into account the inherent risks in long-term forecasting, including climate change-related, and drivers of recent history of tax losses where applicable. Management also considers the future reversal of existing taxable temporary differences and tax planning strategies, including corporate reorganisations. The Group has applied the exception available under IAS 12 to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Current and deferred tax are calculated based on tax rates and laws enacted, or substantively enacted, by the balance sheet date.

HSBC Holdings plc Annual Report on Form 20-F
311

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Critical estimates and judgements

The recognition of deferred tax assets depends on judgements and estimates.
Judgements	Estimates
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
(n)Provisions, contingent liabilities and guarantees
Provisions
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
Financial guarantee contracts
Liabilities under financial guarantee contracts that are not classified as insurance contracts are recorded initially at their fair value, which is generally the fee received or present value of the fee receivable. Subsequently, they are measured at the higher of the amount determined in accordance with IFRS 9 for ECL and the amount initially recognised less, where appropriate, any cumulative income recognised in accordance with IFRS 15.
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

HSBC Holdings plc Annual Report on Form 20-F
312

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
2Net fee income

Net fee income by global business
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Funds under management	122	68	612	2,008	—	2,810
Cards	933	812	174	1,009	—	2,928
Credit facilities	54	239	1,098	62	—	1,453
Broking income	587	34	674	237	—	1,532
Account services	181	338	732	218	—	1,469
Unit trusts	424	—	2	936	—	1,362
Underwriting	—	—	752	—	—	752
Global custody	104	—	823	37	—	964
Remittances	214	40	586	41	—	881
Imports/exports	158	43	374	—	—	575
Insurance agency commission	64	18	2	331	—	415
Other	858	699	3,469	1,093	(3,652)	2,467
Fee income	3,699	2,291	9,298	5,972	(3,652)	17,608
Less: fee expense	(923)	(487)	(4,809)	(1,709)	3,663	(4,265)
Net fee income	2,776	1,804	4,489	4,263	11	13,343

	2024
Funds under management	108	68	511	1,752	—	2,439
Cards	907	754	156	1,026	—	2,843
Credit facilities	62	207	1,093	66	—	1,428
Broking income	322	33	723	212	—	1,290
Account services	177	354	721	247	—	1,499
Unit trusts	382	—	1	688	—	1,071
Underwriting	—	—	691	—	—	691
Global custody	90	—	707	34	—	831
Remittances	196	43	544	42	—	825
Imports/exports	158	38	449	—	—	645
Insurance agency commission	66	20	2	259	—	347
Other	699	728	3,199	899	(3,168)	2,357
Fee income	3,167	2,245	8,797	5,225	(3,168)	16,266
Less: fee expense	(862)	(424)	(4,452)	(1,368)	3,141	(3,965)
Net fee income	2,305	1,821	4,345	3,857	(27)	12,301

	2023
Funds under management	98	64	551	1,660	—	2,373
Cards	888	724	152	1,012	—	2,776
Credit facilities	83	182	1,240	69	—	1,574
Broking income	271	34	609	163	—	1,077
Account services	173	337	728	299	—	1,537
Unit trusts	281	—	1	456	—	738
Underwriting	—	—	586	—	—	586
Global custody	86	—	732	46	—	864
Remittances	183	40	544	55	1	823
Imports/exports	155	35	434	—	—	624
Insurance agency commission	76	13	2	207	—	298
Other	555	696	2,893	908	(2,706)	2,346
Fee income	2,849	2,125	8,472	4,875	(2,705)	15,616
Less: fee expense	(818)	(353)	(3,988)	(1,325)	2,713	(3,771)
Net fee income	2,031	1,772	4,484	3,550	8	11,845
Net fee income included $6.8bn of fees earned on financial assets that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2024: $6.8bn; 2023: $7.0bn), $2.0bn of fees payable on financial liabilities that were not at fair value through profit or loss, other than amounts included in determining the effective interest rate (2024: $2.0bn; 2023: $1.9bn), $4.0bn of fees earned on trust and other fiduciary activities (2024: $3.5bn; 2023: $3.5bn) and $0.5bn of fees payable relating to trust and other fiduciary activities (2024: $0.4bn;
2023: $0.3bn).

HSBC Holdings plc Annual Report on Form 20-F
313

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
3Net income/(expense) from financial instruments measured at fair value through profit or loss

	2025	2024	2023
	$m	$m	$m
Net income/(expense) arising on:
Net trading activities	24,345	23,186	20,391
Other instruments managed on a fair value basis	(4,663)	(2,070)	(3,730)
Net income from financial instruments held for trading or managed on a fair value basis	19,682	21,116	16,661
Financial assets held to meet liabilities under insurance and investment contracts	11,612	6,210	8,086
Liabilities to customers under investment contracts	(437)	(309)	(199)
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	11,175	5,901	7,887
HSBC Holdings

	2025	2024	2023
	$m	$m	$m
Net income/(expense) arising on:
Net trading activities	(1,709)	984	(546)
Other instruments managed on a fair value basis	1,891	1,915	1,609
Net income from financial instruments held for trading or managed on a fair value basis	182	2,899	1,063
Derivatives managed in conjunction with HSBC Holdings-issued debt securities	212	93	426
Other changes in fair value	(1,253)	(218)	(1,894)
Changes in fair value of designated debt and related derivatives	(1,041)	(125)	(1,468)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2,835	2,086	3,692
Year ended 31 Dec	1,976	4,860	3,287

4	Insurance business

Insurance service result
	2025			2024			2023
	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Insurance revenue
Amounts relating to changes in liabilities for remaining coverage	2,212	619	2,831	1,890	566	2,456	1,626	470	2,096
– Contractual service margin recognised for services provided	1,428	165	1,593	1,143	188	1,331	975	151	1,126
– Change in risk adjustment for non-financial risk for risk expired	46	19	65	46	20	66	21	15	36
– Expected incurred claims and other insurance service expenses	734	435	1,169	698	358	1,056	594	304	898
– Other	4	—	4	3	—	3	36	—	36
Recovery of insurance acquisition cash flows	285	112	397	195	101	296	109	54	163
Total insurance revenue	2,497	731	3,228	2,085	667	2,752	1,735	524	2,259
Insurance service expenses
Incurred claims and other insurance service expenses	(488)	(418)	(906)	(616)	(428)	(1,044)	(615)	(292)	(907)
Losses and reversal of losses on onerous contracts	(36)	(51)	(87)	(50)	(73)	(123)	(32)	(77)	(109)
Amortisation of insurance acquisition cash flows	(285)	(112)	(397)	(195)	(101)	(296)	(109)	(54)	(163)
Adjustments to liabilities for incurred claims	(7)	(6)	(13)	(6)	27	21	(1)	(1)	(2)
Total insurance service expenses	(816)	(587)	(1,403)	(867)	(575)	(1,442)	(757)	(424)	(1,181)
Total insurance service result[3]	1,681	144	1,825	1,218	92	1,310	978	100	1,078
1‘Life direct participating and investment DPF contracts’ are substantially measured under the variable fee approach measurement model.
2‘Life other contracts’ are measured under the general measurement model.
3‘Total insurance service result’ includes $0.2bn (2024: nil; 2023: nil) earned by HSBC Life (UK) Limited and HSBC Assurances Vie (France) while they were classified as held for sale. For further details, see Note 23.

HSBC Holdings plc Annual Report on Form 20-F
314

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Net investment return
	2025			2024			2023
	Life direct participating and investment DPF contracts	Life other contracts	Total	Life direct participating and investment DPF contracts	Life other contracts	Total	Life direct participating and investment DPF contracts	Life other contracts	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Investment return
Amounts recognised in profit or loss[1]	11,097	79	11,176	5,644	273	5,917	7,663	214	7,877
Amounts recognised in OCI	(7)	—	(7)	185	—	185	493	—	493
Total investment return (memorandum)	11,090	79	11,169	5,829	273	6,102	8,156	214	8,370
Net finance expense
Changes in fair value of underlying items of direct participating contracts	(11,020)	—	(11,020)	(5,805)	—	(5,805)	(7,995)	—	(7,995)
Effect of risk mitigation option	(175)	—	(175)	44	—	44	(35)	—	(35)
Interest accreted	—	(112)	(112)	—	(110)	(110)	—	(127)	(127)
Effect of changes in interest rates and other financial assumptions	—	124	124	—	(298)	(298)	(12)	(121)	(133)
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	—	(7)	(7)	—	—	—	—	(10)	(10)
Total net finance expense from insurance contracts[2]	(11,195)	5	(11,190)	(5,761)	(408)	(6,169)	(8,042)	(258)	(8,300)
Represented by:
Amounts recognised in profit or loss	(11,202)	5	(11,197)	(5,570)	(408)	(5,978)	(7,551)	(258)	(7,809)
Amounts recognised in OCI	7	—	7	(191)	—	(191)	(491)	—	(491)
Total net investment return	(105)	84	(21)	68	(135)	(67)	114	(44)	70
Represented by:
Amounts recognised in profit or loss	(105)	84	(21)	74	(135)	(61)	112	(44)	68
Amounts recognised in OCI	—	—	—	(6)	—	(6)	2	—	2
1Total Group ‘Net income/(expense) from assets and liabilities of insurance business, including related derivatives, measured at fair value through profit or loss’ of
$11.2bn gain (2024: $5.9bn gain; 2023: $7.9bn gain) includes returns on assets and liabilities supporting insurance policies of $11.0bn (2024: $5.7bn gain; 2023:
$7.6bn gain) and on shareholder assets of $0.2bn (2024: $0.2bn gain; 2023: $0.3bn gain).
2‘Total net finance expense from insurance contracts’ includes $1.4bn (2024: nil; 2023: nil) incurred by HSBC Life (UK) Limited and HSBC Assurances Vie (France)
while they were classified as held for sale. For further details, see Note 23.

Reconciliation of amounts included in other comprehensive income for financial assets measured at fair value through other comprehensive income – assets supporting contracts measured under the modified retrospective approach

	2025	2024
	$m	$m
Balance at 1 Jan	(736)	(670)
Net change in fair value	(13)	(153)
Net amount reclassified to profit or loss	—	3
Related income tax	4	39
Disposal of subsidiary[1]	592	—
Foreign exchange and other	153	45
Balance at 31 Dec	—	(736)
1HSBC Assurances Vie (France) was sold on 31 October 2025. For further details, see Note 23.

HSBC Holdings plc Annual Report on Form 20-F
315

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims
	2025
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(16)	1	1	(14)	(177)	(13)	72	(118)	(132)
Opening liabilities	103,045	146	223	103,414	3,748	224	243	4,215	107,629
Net opening balance at 1 Jan	103,029	147	224	103,400	3,571	211	315	4,097	107,497
Changes in the consolidated income statement and statement of comprehensive income[1]
Insurance revenue
Contracts under the fair value approach[2]	(668)	—	—	(668)	(153)	—	—	(153)	(821)
Contracts under the modified retrospective approach	—	—	—	—	—	—	—	—	—
Other contracts[3]	(1,573)	—	—	(1,573)	(478)	—	—	(478)	(2,051)
Total insurance revenue	(2,241)	—	—	(2,241)	(631)	—	—	(631)	(2,872)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(8)	413	405	—	(34)	377	343	748
Amortisation of insurance acquisition cash flows	281	—	—	281	103	—	—	103	384
Losses and reversal of losses on onerous contracts	—	39	—	39	—	41	—	41	80
Adjustments to liabilities for incurred claims	—	—	7	7	—	—	18	18	25
Total insurance service expenses	281	31	420	732	103	7	395	505	1,237
Investment components	(7,864)	—	7,864	—	(893)	—	893	—	—
Insurance service result	(9,824)	31	8,284	(1,509)	(1,421)	7	1,288	(126)	(1,635)
Net finance expense from insurance contracts[4]	9,812	—	—	9,812	(7)	2	—	(5)	9,807
Effect of movements in exchange rates	999	10	8	1,017	115	10	27	152	1,169
Total changes in the consolidated income statement and statement of comprehensive income	987	41	8,292	9,320	(1,313)	19	1,315	21	9,341
Cash flows
Premiums received	19,125	—	—	19,125	2,001	—	—	2,001	21,126
Claims, other insurance service expenses paid and other cash flows	53	—	(8,430)	(8,377)	3	—	(1,278)	(1,275)	(9,652)
Insurance acquisition cash flows	(1,109)	—	—	(1,109)	(106)	—	—	(106)	(1,215)
Total cash flows	18,069	—	(8,430)	9,639	1,898	—	(1,278)	620	10,259
Other movements[5]	(4,128)	(13)	4	(4,137)	(48)	(3)	(72)	(123)	(4,260)
Net closing balance at 31 Dec	117,957	175	90	118,222	4,108	227	280	4,615	122,837
Closing assets	(12)	—	—	(12)	(193)	47	40	(106)	(118)
Closing liabilities	117,969	175	90	118,234	4,301	180	240	4,721	122,955
Net closing balance at 31 Dec	117,957	175	90	118,222	4,108	227	280	4,615	122,837

HSBC Holdings plc Annual Report on Form 20-F
316

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims (continued)
	2024
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(15)	1	1	(13)	(279)	(16)	56	(239)	(252)
Opening liabilities	116,546	121	370	117,037	3,400	191	223	3,814	120,851
Net opening balance at 1 Jan	116,531	122	371	117,024	3,121	175	279	3,575	120,599
Changes in the consolidated income statement and statement of comprehensive income[1]
Insurance revenue
Contracts under the fair value approach[2]	(715)	—	—	(715)	(217)	—	—	(217)	(932)
Contracts under the modified retrospective approach	(141)	—	—	(141)	(18)	—	—	(18)	(159)
Other contracts[3]	(1,229)	—	—	(1,229)	(432)	—	—	(432)	(1,661)
Total insurance revenue	(2,085)	—	—	(2,085)	(667)	—	—	(667)	(2,752)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(7)	623	616	—	(49)	477	428	1,044
Amortisation of insurance acquisition cash flows	195	—	—	195	101	—	—	101	296
Losses and reversal of losses on onerous contracts	—	50	—	50	—	73	—	73	123
Adjustments to liabilities for incurred claims	—	—	6	6	—	—	(27)	(27)	(21)
Total insurance service expenses	195	43	629	867	101	24	450	575	1,442
Investment components	(8,284)	—	8,284	—	(1,058)	—	1,058	—	—
Insurance service result	(10,174)	43	8,913	(1,218)	(1,624)	24	1,508	(92)	(1,310)
Net finance expense from insurance contracts[4]	5,720	41	—	5,761	405	3	—	408	6,169
Effect of movements in exchange rates	(1,162)	(5)	(9)	(1,176)	(76)	1	(24)	(99)	(1,275)
Total changes in the consolidated income statement and statement of comprehensive income	(5,616)	79	8,904	3,367	(1,295)	28	1,484	217	3,584
Cash flows
Premiums received	16,442	—	—	16,442	1,950	—	—	1,950	18,392
Claims, other insurance service expenses paid and other cash flows	2	—	(9,020)	(9,018)	2	—	(1,508)	(1,506)	(10,524)
Insurance acquisition cash flows	(835)	—	—	(835)	(260)	—	—	(260)	(1,095)
Total cash flows	15,609	—	(9,020)	6,589	1,692	—	(1,508)	184	6,773
Other movements[5]	(23,495)	(54)	(31)	(23,580)	53	8	60	121	(23,459)
Net closing balance at 31 Dec	103,029	147	224	103,400	3,571	211	315	4,097	107,497
Closing assets	(16)	1	1	(14)	(177)	(13)	72	(118)	(132)
Closing liabilities	103,045	146	223	103,414	3,748	224	243	4,215	107,629
Net closing balance at 31 Dec	103,029	147	224	103,400	3,571	211	315	4,097	107,497
1‘Changes in the consolidated income statement and statement of comprehensive income’ excludes ‘insurance service result’ gains of $0.2bn (2024: nil) and ‘net insurance finance expense’ losses of $1.4bn (2024: nil) reported in the consolidated income statement and statement of comprehensive income in respect of businesses classified as held for sale.
2On transition to IFRS 17 the Group applied the full retrospective approach to new business written from 2018 at the earliest. Where applying the full retrospective approach was impracticable, the Group primarily applied the fair value approach.
3‘Other contracts’ are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at transition and contracts incepted after transition.
4‘Net finance expense from insurance contracts’ expense of $9.8bn (2024: $6.2bn expense) comprises expense of $9.8bn (2024: $6.0bn expense) recognised in the income statement and expense of nil (2024: $0.2bn expense) recognised in other comprehensive income.
5The ‘Other movements‘ reduction of $4.3bn (2024: $23.5bn reduction) in insurance contracts includes $4.4bn in respect of HSBC Life (UK) Limited which was classified as held for sale in 2025 (2024: $21.8bn in respect of HSBC Assurances Vie (France), which was classified as held for sale in 2024 with the sale completing on 31 October 2025). For further details, see Note 23.

HSBC Holdings plc Annual Report on Form 20-F
317

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by measurement component
	2025
	Life direct participating and investment DPF contracts					Life other contracts
	Estimates of present value of future cash flows and risk adjustment	Contractual service margin				Estimates of present value of future cash flows and risk adjustment	Contractual service margin
		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts	Total		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(27)	3	—	10	(14)	(359)	73	—	168	(118)	(132)
Opening liabilities	91,498	4,500	—	7,416	103,414	3,669	280	—	266	4,215	107,629
Net opening balance at 1 Jan	91,471	4,503	—	7,426	103,400	3,310	353	—	434	4,097	107,497
Changes in the consolidated income statement and statement of comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(502)	—	(846)	(1,348)	—	(38)	—	(106)	(144)	(1,492)
Change in risk adjustment for non-financial risk expired	(36)	—	—	—	(36)	(17)	—	—	—	(17)	(53)
Experience adjustments	(167)	—	—	—	(167)	(24)	—	—	—	(24)	(191)
Other movements recognised in insurance service result	—	17	—	(21)	(4)	—	—	—	—	—	(4)
Changes that relate to future services					—					—
Contracts initially recognised in the year	(3,556)	—	—	3,564	8	(183)	—	—	189	6	14
Changes in estimates that adjust the contractual service margin[1]	(578)	285	—	293	—	(31)	(20)	—	51	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	31	—	—	—	31	35	—	—	—	35	66
Changes that relate to past services
Adjustments to liabilities for incurred claims	7	—	—	—	7	18	—	—	—	18	25
Insurance service result	(4,299)	(200)	—	2,990	(1,509)	(202)	(58)	—	134	(126)	(1,635)
Net finance expense from insurance contracts	9,812	—	—	—	9,812	(35)	6	—	24	(5)	9,807
Other movements recognised in the statement of profit or loss	—	—	—	—	—	—	—	—	—	—	—
Effect of movements in exchange rates	934	43	—	40	1,017	106	17	—	29	152	1,169
Total changes in the consolidated income statement and statement of comprehensive income	6,447	(157)	—	3,030	9,320	(131)	(35)	—	187	21	9,341
Cash flows
Premiums received	19,125	—	—	—	19,125	2,001	—	—	—	2,001	21,126
Claims, other insurance service expenses paid and other cash flows	(8,377)	—	—	—	(8,377)	(1,275)	—	—	—	(1,275)	(9,652)
Insurance acquisition cash flows	(1,109)	—	—	—	(1,109)	(106)	—	—	—	(106)	(1,215)
Total cash flows	9,639	—	—	—	9,639	620	—	—	—	620	10,259
Other movements	(4,058)	4	—	(83)	(4,137)	(1)	(71)	—	(51)	(123)	(4,260)
Net closing balance at 31 Dec	103,499	4,350	—	10,373	118,222	3,798	247	—	570	4,615	122,837
Closing assets	(21)	2	—	7	(12)	(253)	27	—	120	(106)	(118)
Closing liabilities	103,520	4,348	—	10,366	118,234	4,051	220	—	450	4,721	122,955
Net closing balance at 31 Dec	103,499	4,350	—	10,373	118,222	3,798	247	—	570	4,615	122,837

HSBC Holdings plc Annual Report on Form 20-F
318

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by measurement component (continued)
	2024
	Life direct participating and investment DPF contracts					Life other contracts
	Estimates of present value of future cash flows and risk adjustment	Contractual service margin				Estimates of present value of future cash flows and risk adjustment	Contractual service margin
		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts	Total		Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Opening assets	(30)	3	—	14	(13)	(339)	36	—	64	(239)	(252)
Opening liabilities	106,440	4,679	715	5,203	117,037	3,113	361	19	321	3,814	120,851
Net opening balance at 1 Jan	106,410	4,682	715	5,217	117,024	2,774	397	19	385	3,575	120,599
Changes in the consolidated income statement and statement of comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(488)	(59)	(596)	(1,143)	—	(77)	(6)	(105)	(188)	(1,331)
Change in risk adjustment for non- financial risk expired	(46)	—	—	—	(46)	(20)	—	—	—	(20)	(66)
Experience adjustments	(82)	—	—	—	(82)	70	—	—	—	70	(12)
Other movements recognised in insurance service result	—	52	—	(55)	(3)	—	—	—	—	—	(3)
Changes that relate to future services					—					—
Contracts initially recognised in the year	(2,384)	—	—	2,400	16	(201)	—	—	220	19	35
Changes in estimates that adjust contractual service margin[1]	(914)	229	(6)	691	—	(7)	30	7	(30)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	34	—	—	—	34	54	—	—	—	54	88
Changes that relate to past services
Adjustments to liabilities for incurred claims	6	—	—	—	6	(27)	—	—	—	(27)	(21)
Insurance service result	(3,386)	(207)	(65)	2,440	(1,218)	(131)	(47)	1	85	(92)	(1,310)
Net finance expense from insurance contracts	5,761	—	—	—	5,761	380	12	—	16	408	6,169
Other movements recognised in the statement of profit or loss	—	—	—	—	—	—	—	—	—	—	—
Effect of movements in exchange rates	(1,167)	51	(24)	(36)	(1,176)	(50)	(11)	—	(38)	(99)	(1,275)
Total changes in the consolidated income statement and statement of comprehensive income	1,208	(156)	(89)	2,404	3,367	199	(46)	1	63	217	3,584
Cash flows
Premiums received	16,442	—	—	—	16,442	1,950	—	—	—	1,950	18,392
Claims, other insurance service expenses paid and other cash flows	(9,018)	—	—	—	(9,018)	(1,506)	—	—	—	(1,506)	(10,524)
Insurance acquisition cash flows	(835)	—	—	—	(835)	(260)	—	—	—	(260)	(1,095)
Total cash flows	6,589	—	—	—	6,589	184	—	—	—	184	6,773
Other movements	(22,736)	(23)	(626)	(195)	(23,580)	153	2	(20)	(14)	121	(23,459)
Net closing balance at 31 Dec	91,471	4,503	—	7,426	103,400	3,310	353	—	434	4,097	107,497
Closing assets	(27)	3	—	10	(14)	(359)	73	—	168	(118)	(132)
Closing liabilities	91,498	4,500	—	7,416	103,414	3,669	280	—	266	4,215	107,629
Net closing balance at 31 Dec	91,471	4,503	—	7,426	103,400	3,310	353	—	434	4,097	107,497
1‘Changes in estimates that adjust contractual service margin’ increase of $0.6bn (2024: $0.9bn increase) includes an increase of $1.0bn (2024: $0.7bn increase)
from economic factors and a decrease of $0.4bn (2024: $0.3bn increase) from non-economic factors.

HSBC Holdings plc Annual Report on Form 20-F
319

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Effect of insurance contracts initially recognised in the year
	2025			2024
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
	$m	$m	$m	$m	$m	$m
Life direct participating and investment DPF contracts
Estimates of present value of cash outflows	19,675	295	19,970	16,878	495	17,373
– insurance acquisition cash flows	984	29	1,013	805	38	843
– claims and other insurance service expenses payable	18,691	266	18,957	16,073	457	16,530
Estimates of present value of cash inflows	(23,290)	(288)	(23,578)	(19,326)	(481)	(19,807)
Risk adjustment for non-financial risk	51	1	52	48	2	50
Contractual service margin	3,564	—	3,564	2,400	—	2,400
Losses recognised on initial recognition	—	(8)	(8)	—	(16)	(16)
Life other contracts
Estimates of present value of cash outflows	1,465	183	1,648	1,484	476	1,960
– insurance acquisition cash flows	48	19	67	125	65	190
– claims and other insurance service expenses payable	1,417	164	1,581	1,359	411	1,770
Estimates of present value of cash inflows	(1,669)	(180)	(1,849)	(1,731)	(460)	(2,191)
Risk adjustment for non-financial risk	15	3	18	27	3	30
Contractual service margin	189	—	189	220	—	220
Losses recognised on initial recognition	—	(6)	(6)	—	(19)	(19)

Present value of expected future cash flows of insurance contract liabilities and contractual service margin
	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	5–10 years	10–20 years	Over 20 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
2025
Insurance liability future cash flows[1]
Life direct participating and investment DPF contracts	(3,766)	(197)	3,701	3,086	3,567	12,420	17,439	66,799	103,049
Life other contracts	70	164	252	45	680	184	103	2,476	3,974
Insurance liability future cash flows at 31 Dec 2025	(3,696)	(33)	3,953	3,131	4,247	12,604	17,542	69,275	107,023
Remaining contractual service margin[1]
Life direct participating and investment DPF contracts	1,312	1,205	1,112	1,024	941	3,631	3,602	1,896	14,723
Life other contracts	121	94	77	65	54	173	150	83	817
Remaining contractual service margin at 31 Dec 2025	1,433	1,299	1,189	1,089	995	3,804	3,752	1,979	15,540

2024
Insurance liability future cash flows
Life direct participating and investment DPF contracts	(3,526)	(455)	2,464	2,968	3,219	11,332	22,005	53,120	91,127
Life other contracts	971	(96)	(101)	(53)	7	63	279	2,529	3,599
Insurance liability future cash flows at 31 Dec 2024	(2,555)	(551)	2,363	2,915	3,226	11,395	22,284	55,649	94,726
Remaining contractual service margin
Life direct participating and investment DPF contracts	1,052	961	880	810	746	2,892	2,954	1,634	11,929
Life other contracts	128	104	85	69	53	159	127	62	787
Remaining contractual service margin at 31 Dec 2024	1,180	1,065	965	879	799	3,051	3,081	1,696	12,716
1‘Insurance liability future cash flows’ and ‘Remaining contractual service margin’ exclude insurance businesses classified as held for sale (2025: HSBC Life (UK)
Limited; 2024: HSBC Assurances Vie (France)). For further details, see Note 23.
Discount rates
The discount rates applied to expected future cash flows are determined through a bottom-up approach as set out in Note 1.2(k) ‘Summary of material accounting policies – Insurance contracts’ on page 301. The blended average of discount rates used within our most material manufacturing entities are as follows:

	HSBC Life (International) Ltd		Hang Seng Insurance Co Ltd
	HK$	$	HK$	$
At 31 Dec 2025
10-year discount rate (%)	3.74	4.78	3.85	4.82
20-year discount rate (%)	4.09	5.54	4.20	5.59

At 31 Dec 2024
10-year discount rate (%)	4.32	5.16	4.43	5.25
20-year discount rate (%)	4.42	5.51	4.53	5.60
Risk adjustment for non-financial risk
The risk adjustment reflects the compensation required for bearing the uncertainty about the amount and timing of future cash flows that arise from non-financial risk. It is calculated as a 75th percentile level of stress over a one-year period. The level of the stress is determined with reference to external regulatory stresses and internal economic capital stresses.
For the main insurance manufacturing entity in these locations, the one-year 75th percentile level of stress corresponds to the following percentiles based on an ultimate view of risk over all future years:
–Asia-Pacific (Hong Kong): 59th percentile (2024: 60th percentile).
–Europe (UK): 64th percentile (2024: 60th percentile, for HSBC Assurances Vie (France) that was sold during 2025).
–Latin America (Mexico): 63rd percentile (2024: 64th percentile).

HSBC Holdings plc Annual Report on Form 20-F
320

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
5Employee compensation and benefits

	2025	2024	2023
	$m	$m	$m
Employee compensation and benefits[1]	19,553	18,465	18,220
Capitalised wages and salaries[2]	1,959	1,688	1,403
Gross employee compensation and benefits for the year ended 31 Dec	21,512	20,153	19,623

Consists of:
Wages and salaries	19,048	17,815	17,359
Social security costs	1,638	1,487	1,507
Post-employment benefits	826	851	757
Year ended 31 Dec	21,512	20,153	19,623
1Employee compensation and benefits are presented in the income statement net of software capitalisation costs and costs included in the insurance contract fulfilment cash flow liabilities under IFRS 17.
2Comprises $1.4bn (2024: $1.1bn; 2023: $1.0bn) software capitalisation costs and $0.6bn (2024: $0.6bn; 2023: $0.4bn) costs included in the insurance contract fulfilment cash flow liabilities under IFRS 17.

Average number of persons employed by HSBC during the year by business segment[1]
	2025	2024	2023
Hong Kong	33,111	33,820	34,818
UK	32,177	32,791	32,391
Corporate and Institutional Banking	81,940	75,327	75,141
International Wealth and Premier Banking	70,674	78,616	84,855
Corporate Centre	369	374	347
Year ended 31 Dec	218,271	220,928	227,552

Average number of persons employed by HSBC during the year by legal entity[1]
	2025	2024	2023
HSBC UK Bank plc	19,841	20,034	20,415
HSBC Bank plc	10,210	11,456	14,809
The Hongkong and Shanghai Banking Corporation Limited	52,756	54,478	54,321
HSBC Bank Middle East Limited	3,424	3,344	3,316
HSBC North America Holdings Inc.	5,680	5,928	6,046
HSBC Bank Canada	—	758	4,354
Grupo Financiero HSBC, S.A. de C.V.	13,382	13,928	14,412
Other trading entities[2]	5,419	8,393	9,247
Holding companies, shared service centres and intra-Group eliminations	107,559	102,609	100,632
Year ended 31 Dec	218,271	220,928	227,552
1Average number of persons employed represents the number of persons with contracts of service with the Group. This includes an average number of temporary persons employed of 6,147 (2024: 6,390; 2023: 7,207). Persons employed comprises individuals in front-line roles, those providing dedicated support services managed by business segments and an allocation of Corporate Centre individuals in proportion to business usage of shared support services and global infrastructure. During 2025, certain Operations individuals were transferred from Corporate Centre to business segments for which they provide dedicated services.
2Other trading entities includes entities located in Türkiye, Egypt and Saudi Arabia.

Reconciliation of total incentive awards granted to income statement charge
	2025	2024	2023
	$m	$m	$m
Total incentive awards approved for the current year	3,930	3,800	3,774
Less: deferred bonuses awarded, expected to be recognised in future periods	(430)	(381)	(353)
Total incentives awarded and recognised in the current year	3,500	3,419	3,421
Add: current year charges for deferred bonuses from previous years	478	439	375
Other	(11)	(97)	(56)
Income statement charge for incentive awards	3,967	3,761	3,740
Share-based payments
‘Wages and salaries’ includes the effect of share-based payments arrangements, of which $608m (2024: $529m; 2023: $482m) was equity settled, as follows:

	2025	2024	2023
	$m	$m	$m
Conditional share awards	650	551	499
Savings-related and other share award option plans	18	27	23
Year ended 31 Dec	668	578	522

HSBC Holdings plc Annual Report on Form 20-F
321

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

HSBC share awards
Award	Policy
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
–LTI is subject to performance conditions.

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

Movement on HSBC share awards
	2025	2024
	Number	Number
	(000s)	(000s)
Conditional share awards outstanding at 1 Jan	133,643	125,023
Additions during the year	55,411	84,930
Released in the year	(63,652)	(71,849)
Forfeited in the year	(5,756)	(4,461)
Conditional share awards outstanding at 31 Dec	119,646	133,643
Weighted average fair value of awards granted ($)	7.11	6.08

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
–From 2014, employees eligible for the UK plan could save up to £500 per month with the option to use the savings to acquire shares.
–These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three-year or five-year contract, respectively.
–The exercise price is set at a 20% (2024: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair value of a share award is based on the share price at the grant date, adjusted for expected dividend yield (2025: 6.5%; 2024: 6.25%), risk-
free rate (2025: 4.2% p.a.; 2024: 4.2% p.a.) and a simulated market condition factor. The fair values of share options are calculated using a Black-
Scholes model.

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2025	75,335	3.81
Granted during the year[2]	11,901	7.61
Exercised during the year[3]	(25,388)	3.00
Expired during the year	(1,633)	4.85
Forfeited during the year	(1,313)	4.37
Outstanding at 31 Dec 2025	58,902	4.84
– of which exercisable	13,352	2.90
Weighted average remaining contractual life (years)	1.93

Outstanding at 1 Jan 2024	83,994	3.42
Granted during the year[2]	11,845	5.30
Exercised during the year[3]	(16,776)	2.94
Expired during the year	(2,454)	4.20
Forfeited during the year	(1,274)	3.48
Outstanding at 31 Dec 2024	75,335	3.81
– of which exercisable	1,446	3.34
Weighted average remaining contractual life (years)	2.10
1Weighted average exercise price.
2The weighted average fair value of options granted during the year was $1.90 (2024: $1.66).
3The weighted average share price at the date the options were exercised was $13.88 (2024: $8.54).

HSBC Holdings plc Annual Report on Form 20-F
322

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Post-employment benefit plans
The Group operates pension plans throughout the world for its employees. ‘Pension risk management processes’ on page 191 contains details of the policies and practices associated with these pension plans, some of which are defined benefit plans. The largest defined benefit plan is the
HSBC UK section of the HSBC Bank (UK) Pension Scheme (‘the principal plan’), created as a result of the HSBC Bank (UK) Pension Scheme being fully sectionalised in 2018 to meet the requirements of the Banking Reform Act. For further details of how the trustee of the HSBC Bank (UK)
Pension Scheme manages climate risk, see ’Managing climate risk’ on page 49.
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
parties such as trustees. On this basis, any net surplus in the HSBC UK section of the plan is recognised in HSBC UK’s financial statements and the Group’s financial statements.

Income statement charge/(credit)
	2025	2024	2023
	$m	$m	$m
Defined benefit pension plans	(227)	(116)	(151)
Defined contribution pension plans	1,015	933	874
Pension plans	788	817	723
Defined benefit and contribution healthcare plans	38	34	34
Year ended 31 Dec	826	851	757

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Effect of limit on plan surpluses	Total
	$m	$m	$m	$m
Defined benefit pension plans	32,352	(24,858)	—	7,494
Defined benefit healthcare plans	120	(439)	—	(319)
At 31 Dec 2025	32,472	(25,297)	—	7,175
Total employee benefit liabilities (within Note 27 ‘Accruals, deferred income and other liabilities’)				(1,071)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				8,246

Defined benefit pension plans	30,758	(23,959)	—	6,799
Defined benefit healthcare plans	80	(348)	—	(268)
At 31 Dec 2024	30,838	(24,307)	—	6,531
Total employee benefit liabilities (within Note 27 ‘Accruals, deferred income and other liabilities’)				(1,017)
Total employee benefit assets (within Note 22 ‘Prepayments, accrued income and other assets’)				7,548

HSBC Holdings plc Annual Report on Form 20-F
323

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
HSBC Holdings
Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2025 amounted to $31m (2024: $29m; 2023: $15m). The average number of persons employed during 2025 was 23 (2024: 28; 2023: 29). One employee is a member of a defined benefit pension plan. This employee is a member of the HSBC Bank (UK) Pension Scheme. HSBC Holdings pays contributions to this plan for its own employee in accordance with the schedules of contributions determined by the trustees of the plan and recognises these contributions as an expense as they fall due.
Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Effect of the asset ceiling		Net defined benefit asset/(liability)
	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans	Principal[1] plan	Other plans
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,652	7,106	(17,223)	(6,736)	—	—	6,429	370
Service cost	—	—	(12)	(127)	—	—	(12)	(127)
– current service cost	—	—	(11)	(112)	—	—	(11)	(112)
– past service cost and gains/(losses) from settlements	—	—	(1)	(15)	—	—	(1)	(15)
Net interest income/(cost) on the net defined benefit asset/ (liability)	1,344	312	(970)	(281)	—	—	374	31
Remeasurement effects recognised in other comprehensive income	(469)	75	324	(65)	—	—	(145)	10
– return on plan assets (excluding interest income)	(469)	75	—	—	—	—	(469)	75
– actuarial gains/(losses) financial assumptions	—	—	464	(57)	—	—	464	(57)
– actuarial gains/(losses) demographic assumptions	—	—	22	3	—	—	22	3
– actuarial gains/(losses) experience adjustments	—	—	(162)	(11)	—	—	(162)	(11)
– other changes	—	—	—	—	—	—	—	—
Exchange differences	1,631	241	(1,183)	(218)	—	—	448	23
Benefits paid	(1,116)	(530)	1,116	608	—	—	—	78
Other movements[2]	(19)	125	(20)	(71)	—	—	(39)	54
At 31 Dec 2025	25,023	7,329	(17,968)	(6,890)	—	—	7,055	439

At 1 Jan 2024	26,590	7,307	(19,782)	(7,229)	—	—	6,808	78
Service cost	—	(1)	(35)	(144)	—	—	(35)	(145)
– current service cost	—	—	(9)	(140)	—	—	(9)	(140)
– past service cost and losses from settlements	—	(1)	(26)	(4)	—	—	(26)	(5)
Net interest income/(cost) on the net defined benefit asset/ (liability)	1,213	277	(896)	(265)	—	—	317	12
Remeasurement effects recognised in other comprehensive income	(2,665)	(6)	2,156	186	—	—	(509)	180
– return on plan assets (excluding interest income)	(2,665)	(6)	—	—	—	—	(2,665)	(6)
– actuarial gains/(losses) financial assumptions	—	—	1,771	204	—	—	1,771	204
– actuarial gains/(losses) demographic assumptions	—	—	161	(5)	—	—	161	(5)
– actuarial gains/(losses) experience adjustments	—	—	224	(13)	—	—	224	(13)
– other changes	—	—	—	—	—	—	—	—
Exchange differences	(387)	(145)	281	191	—	—	(106)	46
Benefits paid	(1,082)	(496)	1,082	561	—	—	—	65
Other movements[2]	(17)	170	(29)	(36)	—	—	(46)	134
At 31 Dec 2024	23,652	7,106	(17,223)	(6,736)	—	—	6,429	370
1For further details of the principal plan, see page 322.
2Other movements include contributions by HSBC, contributions by employees, administrative costs and taxes paid by plan.
HSBC expects to make $109m of contributions to defined benefit pension plans during 2026, consisting of $nil for the principal plan and $109m for other plans. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2026	2027	2028	2029	2030	2031-2035
	$m	$m	$m	$m	$m	$m
The principal plan[1,2]	1,170	1,203	1,239	1,275	1,313	7,175
Other plans[1]	436	436	437	433	437	2,259
1The duration of the defined benefit obligation is 11.4 years for the principal plan under the disclosure assumptions adopted (2024: 11.8 years) and 9.7 years for all other plans combined (2024: 9.8 years).
2For further details of the principal plan, see page 322.

HSBC Holdings plc Annual Report on Form 20-F
324

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Fair value of plan assets by asset classes
	31 Dec 2025				31 Dec 2024
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC[1]
	$m	$m	$m	$m	$m	$m	$m	$m
The principal plan[2]
Fair value of plan assets	25,023	13,768	11,255	350	23,652	13,903	9,749	421
– equities	58	—	58	—	65	—	65	—
– bonds fixed income	5,964	5,471	493	—	5,864	5,372	492	—
– bonds index-linked	7,863	7,863	—	—	8,253	8,253	—	—
– bonds other	—	—	—	—	—	—	—	—
– derivatives	300	—	300	350	295	—	295	421
– property	855	—	855	—	833	—	833	—
– pooled investment vehicles	9,549	—	9,549	—	8,064	—	8,064	—
– other	434	434	—	—	278	278	—	—
Other plans
Fair value of plan assets	7,329	5,717	1,612	16	7,106	6,407	699	19
– equities	608	608	—	4	587	587	—	4
– bonds fixed income	3,742	3,741	1	3	3,671	3,671	—	4
– bonds index-linked	47	47	—	—	33	33	—	—
– bonds other	561	534	27	—	473	473	—	—
– derivatives	(61)	—	(61)	—	2	(3)	5	—
– property	140	135	5	—	103	98	5	—
– other	2,292	652	1,640	9	2,237	1,548	689	11
1The fair value of plan assets includes derivatives entered into with HSBC Bank plc as detailed in Note 36.
2For further details of the principal plan, see page 322.
Post-employment defined benefit plans’ principal actuarial financial assumptions
HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high-quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions for the principal plan[1]
	Discount rate	Inflation rate (RPI)	Inflation rate (CPI)	Rate of increase for pensions	Rate of pay increase
	%	%	%	%	%
UK
At 31 Dec 2025	5.51	3.02	2.34	2.96	3.09
At 31 Dec 2024	5.54	3.33	2.88	3.22	3.63
1For further details of the principal plan, see page 322.

Mortality tables and average life expectancy at age 60 for the principal plan[1]
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40
UK
At 31 Dec 2025	SAPS S3[2]	26.4	28.0	28.4	30.0
At 31 Dec 2024	SAPS S3[3]	26.1	27.7	28.3	29.9
1For further details of the principal plan, see page 322.
2    Self-administered pension scheme (‘SAPS’) S3 table, with different tables and multipliers adopted based on gender, pension amount and member status, reflecting the Scheme’s actual mortality experience. Improvements are projected in accordance with the Continuous Mortality Investigation’s CMI 2024 core projection model with an initial addition to improvement of 0.25% per annum, and a long-term rate of improvement of 1.25% per annum, with other parameters set in line with the model default values.
3    Self-administered pension scheme (‘SAPS’) S3 table, with different tables and multipliers adopted based on gender, pension amount and member status, reflecting the Scheme’s actual mortality experience. Improvements are projected in accordance with the Continuous Mortality Investigation’s CMI 2023 core projection model with an initial addition to improvement of 0.25% per annum and a long-term rate of improvement of 1.25% per annum and with a 0%
weighting to 2020 and 2021, mortality experience and a 15% weighting to 2022 and 2023, reflecting long-term view on mortality improvements post-pandemic.

The effect of changes in key assumptions on the principal plan[1]
	Impact on HSBC UK section of the HSBC Bank (UK) Pension Scheme obligation
	Financial impact of increase		Financial impact of decrease
	2025	2024	2025	2024
	$m	$m	$m	$m
Discount rate – increase/decrease of 0.25%	(477)	(473)	496	496
Inflation rate (RPI and CPI) – increase/decrease of 0.25%	408	389	(391)	(391)
Pension payments and deferred pensions – increase/decrease of 0.25%	504	487	(478)	(478)
Pay – increase/decrease of 0.25%	7	6	(6)	(6)
Change in mortality – increase/decrease of 1 year	486	483	(464)	(464)
1For further details of the principal plan, see page 322.

HSBC Holdings plc Annual Report on Form 20-F
325

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
assumptions used in preparing the sensitivity analysis did not change compared with the prior period.
Directors’ emoluments
Details of Directors’ emoluments, pensions and their interests are disclosed in the Directors’ remuneration report on page 249.

6	Auditor’s remuneration

	2025	2024	2023
	$m	$m	$m
Audit fees payable to PwC[1]	108.9	102.8	109.8
Other audit fees payable	2.8	1.6	2.2
Year ended 31 Dec	111.7	104.4	112.0

Fees payable by HSBC to PwC
	2025	2024	2023
	$m	$m	$m
Fees for HSBC Holdings’ statutory audit[2]	25.1	22.0	24.1
Fees for other services provided to HSBC	134.0	124.6	131.8
– audit of HSBC’s subsidiaries	83.8	80.8	85.7
– audit-related assurance services[3]	28.2	25.0	26.0
– other assurance services[4,5]	22.0	18.8	20.1
Year ended 31 Dec	159.1	146.6	155.9
1Audit fees payable to PwC in 2025 included adjustments made to the prior year audit fee after finalisation of the 2024 financial statements. In addition, $2.1m in expenses were reimbursed to PwC in 2025.
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
No fees were payable by HSBC to PwC as principal auditor for the following types of services: internal audit services and services related to litigation, recruitment and remuneration.

Fees payable by HSBC’s associated pension schemes to PwC
	2025	2024	2023
	$000	$000	$000
Audit of HSBC’s associated pension schemes	256	320	297
Year ended 31 Dec	256	320	297
No fees were payable by HSBC’s associated pension schemes to PwC as principal auditor for the following types of services: internal audit services, other assurance services, services related to corporate finance transactions, valuation and actuarial services, litigation, recruitment and remuneration, and information technology.
In addition to the above, the estimated fees paid to PwC by third parties associated with HSBC amounted to $7.1m (2024: $9.9m; 2023: $12.3m).
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
Fees payable for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for the Group.

HSBC Holdings plc Annual Report on Form 20-F
326

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

7	Tax

Tax expense
	2025	2024	2023
	$m	$m	$m
Current tax[1]	6,978	6,115	5,718
– for this year	6,606	5,863	5,737
– adjustments in respect of prior periods[3]	324	31	(19)
– Pillar 2 and qualifying domestic top-up taxes	48	221	—
Deferred tax	(202)	1,195	71
– origination and reversal of temporary differences	173	1,288	19
– effect of changes in tax rates	35	(2)	17
– adjustments in respect of prior periods[3]	(410)	(91)	35
Year ended 31 Dec[2]	6,776	7,310	5,789
1Current tax included Hong Kong profits tax of $2,351m (2024: $1,615m; 2023: $1,328m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2024: 16.5%; 2023: 16.5%).
2In addition to amounts recorded in the income statement, a tax charge of $136m (2024: credit of $12m) was recorded directly to equity.
3Adjustments in respect of prior periods includes deferred tax credits in Hong Kong arising on temporary differences between IFRS and the regulatory basis of accounting on which the tax returns are prepared, and in the UK on tax losses, both of which arise from the finalisation of 2024 tax returns and are offset by corresponding charges in current tax.
Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2025		2024		2023
	$m	%	$m	%	$m	%
Profit before tax	29,907		32,309		30,348
Tax expense
Taxation at UK corporation tax rate of 25.0% (2024: 25.0%, 2023: 23.5%)	7,477	25.0	8,077	25.0	7,132	23.5
Impact of differently taxed overseas profits in overseas locations	(1,316)	(4.4)	(1,351)	(4.2)	(612)	(2.0)
UK banking surcharge	179	0.6	215	0.7	350	1.2
Items increasing tax charge in 2025:
– local taxes and overseas withholding taxes	692	2.3	584	1.8	419	1.4
– movements in unrecognised deferred tax	314	1.0	259	0.7	(22)	(0.1)
– fines and provisions for legal settlements	294	1.0	—	—	—	—
– impairment of investment in BoCom	250	0.8	—	—	705	2.3
– other permanent disallowables	237	0.8	344	1.0	227	0.7
– dilution loss on the Group’s investment in BoCom	128	0.4	—	—	—	—
– movements in provisions for uncertain tax positions	118	0.4	38	0.1	(472)	(1.6)
– impact of business disposals	100	0.3	—	—	—	—
– non-deductible bank levy expense	75	0.3	73	0.2	112	0.4
– impact of global and domestic minimum taxes	48	0.2	221	0.7	—	—
– impact of changes in tax rates	35	0.1	6	—	17	0.1
– impact of hyperinflation	32	0.1	327	1.0	348	1.1
– tax impact of sale of HSBC Argentina	—	—	1,536	4.8	—	—
Items reducing tax charge in 2025:
– non-taxable income and gains	(970)	(3.2)	(1,079)	(3.3)	(1,189)	(3.9)
– effect of profits in associates and joint ventures	(582)	(1.9)	(456)	(1.4)	(571)	(1.9)
– deductions for AT1 coupon payments	(249)	(0.8)	(249)	(0.8)	(229)	(0.7)
– adjustments in respect of prior periods	(86)	(0.3)	(46)	(0.1)	16	0.1
– non-taxable gain on disposal of HSBC Canada	—	—	(1,174)	(3.6)	—	—
– impact of sale of French retail banking business	—	—	(15)	—	—	—
– accounting gain on acquisition of SVB UK	—	—	—	—	(442)	(1.5)
Year ended 31 Dec	6,776	22.7	7,310	22.6	5,789	19.1
The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2025 include Hong Kong (16.5%), the US (21.0%) and the UK (25.0%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 21.2% (2024: 21.4%).
The effective tax rate for the year of 22.7% was higher than in the previous year (2024: 22.6%). The effective tax rate for the year was increased by 1.2% by the dilution loss and non-deductible impairment of the Group’s investment in BoCom, increased by 1.0% by movements in unrecognised deferred tax, primarily relating to French tax losses, and increased by 1.0% by the impact of fines and provisions for legal settlements on which no tax benefit is recorded. The effective tax rate for the year was reduced by 0.3% by adjustments in respect of prior periods, mainly arising from the finalisation of prior year tax returns in India and Hong Kong. The effective tax rate for 2024 was reduced by 3.6%
by the non-taxable gain arising on the disposal of HSBC Canada, increased by 4.8% by the non-deductible loss arising on the disposal of HSBC
Argentina, increased by 0.7% by movements in unrecognised deferred tax, primarily relating to French tax losses, and increased by 0.7% by the
Group’s Pillar 2 global minimum tax charge.
The UK adopted the ‘Pillar Two’ global minimum tax model rules of the OECD’s Inclusive Framework on Base Erosion and Profit-Shifting (‘BEPS’)
with effect from 1 January 2024. Many jurisdictions adopted similar rules, as well as domestic minimum tax regimes, from 1 January 2025 and some jurisdictions, such as Bermuda, introduced new or amended corporate income tax regimes effective from that date. These changes have the effect of increasing local overseas tax liabilities in 2025 and reducing the UK top-up tax liability.

HSBC Holdings plc Annual Report on Form 20-F
327

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate.
Exposures to additional tax liabilities arising from uncertain tax positions were reassessed during 2025, resulting in a charge of $118m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets	1,070	3,864	616	442	—	2,906	8,898
Liabilities	—	—	—	—	(1,767)	(1,607)	(3,374)
At 1 Jan 2025	1,070	3,864	616	442	(1,767)	1,299	5,524
Income statement	11	(466)	226	10	(96)	517	202
Other comprehensive income	—	—	(564)	(587)	6	161	(984)
Foreign exchange and other adjustments	(25)	74	221	23	(100)	200	393
At 31 Dec 2025	1,056	3,472	499	(112)	(1,957)	2,177	5,135
Assets[1]	1,056	3,472	499	—	—	3,503	8,530
Liabilities[1]	—	—	—	(112)	(1,957)	(1,326)	(3,395)

Assets	1,158	4,544	876	419	—	2,933	9,930
Liabilities	—	—	—	—	(1,814)	(1,600)	(3,414)
At 1 Jan 2024	1,158	4,544	876	419	(1,814)	1,333	6,516
Income statement	(74)	(640)	100	—	(85)	(431)	(1,130)
Other comprehensive income	—	—	(49)	84	114	189	338
Foreign exchange and other adjustments	(14)	(40)	(311)	(61)	18	208	(200)
At 31 Dec 2024	1,070	3,864	616	442	(1,767)	1,299	5,524
Assets[1]	1,070	3,864	616	442	—	2,906	8,898
Liabilities[1]	—	—	—	—	(1,767)	(1,607)	(3,374)
1After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $7,235m (2024: $6,841m) and deferred tax liabilities of $2,100m (2024: $1,317m).
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
The Group’s net deferred tax asset of $5.1bn (2024: $5.5bn) included $1.5bn (2024: $2.6bn) of deferred tax assets relating to the UK, $2.8bn
(2024: $3.0bn) of deferred tax assets relating to the US and a net deferred asset of $0.8bn (2024: $0.5bn) in France.
The UK deferred tax asset of $1.5bn excluded a $2.0bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profit due to the level of uncertainty as to the timing and manner of its reversal. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses.
The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within two years and as such are less sensitive to changes in long-term profit forecasts.
The net US deferred tax asset of $2.8bn included $1.0bn related to US tax losses, of which $0.7bn expire in 9 to 12 years. Management expects the US deferred tax asset to be substantially recovered within 13 years, with the majority recovered in the first five years.
The net deferred tax asset in France of $0.8bn included $0.7bn related to tax losses, which are expected to be substantially recovered within 10 years. An additional $0.1bn of deferred tax asset relating to French tax losses was recognised during the year, supported by the business’s improved performance and outlook. Unused tax losses with a tax value of $0.3bn have not been recognised due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $13.8bn (2024: $11.0bn). This amount included unused US state tax losses of $3.8bn (2024: $3.8bn) which are forecast to expire before they are recovered, unused French tax losses of $1.4bn (2024: $0.7bn) for which there is insufficient evidence of future taxable profits to support recognition, and unused UK tax losses of $3.4bn (2024: $3.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts on which deferred tax was not recognised, $7.6bn (2024: $6.0bn) had no expiry date, $1.3bn (2024:
$1.0bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches was $15.9bn (2024: $15.2bn) and the corresponding unrecognised deferred tax liability was $0.8bn (2024: $0.7bn).

HSBC Holdings plc Annual Report on Form 20-F
328

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

8	Dividends

Dividends to shareholders of the parent company
	2025		2024		2023
	Per share	Total	Per share	Total	Per share	Total
	$	$m	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	—	—	—	—	0.23	4,589
– fourth interim dividend	0.36	6,397	0.31	5,872	—	—
In respect of current year:
– first interim dividend	0.10	1,750	0.10	1,877	0.10	2,001
– special dividend	—	—	0.21	3,942	—	—
– second interim dividend	0.10	1,717	0.10	1,852	0.10	1,956
– third interim dividend	0.10	1,717	0.10	1,805	0.10	1,946
Total	0.66	11,581	0.82	15,348	0.53	10,492
Total coupons on capital securities classified as equity		1,183		1,062		1,101
Dividends to shareholders		12,764		16,410		11,593

Total coupons on capital securities classified as equity
			2025	2024	2023
		Per security	Total	Total	Total
	First call date		$m	$m	$m
Perpetual subordinated contingent convertible securities[1]
$2,250m issued at 6.375%[2]	Sep 2024	$63.750	—	122	143
$2,450m issued at 6.375%[3]	Mar 2025	$63.750	55	156	156
$3,000m issued at 6.000%	May 2027	$60.000	180	180	180
$2,350m issued at 6.250%[4]	Mar 2023	$62.500	—	—	52
$1,800m issued at 6.500%	Mar 2028	$65.000	117	117	117
$1,500m issued at 4.600%	Dec 2030	$46.000	69	69	69
$1,000m issued at 4.000%	Mar 2026	$40.000	40	40	40
$1,000m issued at 4.700%	Mar 2031	$47.000	47	47	47
$2,000m issued at 8.000%[5]	Mar 2028	$80.000	160	160	80
$1,350m issued at 6.875%[6]	Sep 2029	$68.750	93	—	—
$1,150m issued at 6.950%[7]	Mar 2034	$69.500	80	—	—
$1,500m issued at 6.950%[8]	Aug 2031	$69.500	52	—	—
$2,000m issued at 7.050%[9]	Jun 2030	$70.500	71	—	—
€1,000m issued at 6.000%[10]	Sep 2023	€60.000	—	—	56
€1,250m issued at 4.750%	Jul 2029	€47.500	65	65	64
£1,000m issued at 5.875%	Sep 2026	£58.750	77	77	72
SGD750m issued at 5.000%[11]	Sep 2023	SGD50.000	—	—	25
SGD1,500m issued at 5.250%[12]	Jun 2029	SGD52.500	61	29	—
SGD800m issued at 5.000%[13]	Mar 2030	SGD50.000	16	—	—
Total			1,183	1,062	1,101
1Discretionary coupons are paid semi-annually, based on the denominations of each security.
2This security was called by HSBC Holdings on 23 July 2024 and was redeemed and cancelled on 17 September 2024.
3This security was called by HSBC Holdings on 7 February 2025 and was redeemed and cancelled on 31 March 2025.
4This security was called by HSBC Holdings on 30 January 2023 and was redeemed and cancelled on 23 March 2023.
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
8This security was issued by HSBC Holdings on 27 February 2025. The first call period commences six calendar months prior to the reset date of
27 February 2032.
9This security was issued by HSBC Holdings on 5 June 2025. The first call period commences six calendar months prior to the reset date of 5 December 2030.
10This security was called by HSBC Holdings on 3 August 2023 and was redeemed and cancelled on 29 September 2023.
11This security was called by HSBC Holdings on 3 August 2023 and was redeemed and cancelled on 25 September 2023.
12This security was issued by HSBC Holdings on 14 June 2024. The first call period commences six calendar months prior to the reset date of 14 December 2029.
13This security was issued by HSBC Holdings on 24 March 2025. The first call period commences six calendar months prior to the reset date of 24 September
2030.
On 25 February 2026, the Directors approved a fourth interim dividend in respect of the financial year ended 31 December 2025 of $0.45 per ordinary share (the ‘dividend’), an expected distribution of approximately $7.71bn. The dividend will be payable on 30 April 2026 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on
13 March 2026. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2025.
On 5 January 2026, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($35m). No liability was recorded on the balance sheet at 31 December 2025 in respect of this coupon payment.

HSBC Holdings plc Annual Report on Form 20-F
329

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	2025			2024			2023
	Profit	Number of shares	Per share	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic[1]	21,102	17,427	1.21	22,917	18,357	1.25	22,432	19,478	1.15
Effect of dilutive potential ordinary shares		120			128			122
Diluted[1]	21,102	17,547	1.20	22,917	18,485	1.24	22,432	19,600	1.14
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted) after deducting own shares held.
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares was
12 million (2024: Nil; 2023: 23 million).

10	Segmental analysis
The Group Operating Committee is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segments results were assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRS
Accounting Standards. The 2024 and 2023 income statements are converted at the average rates of exchange for 2025, and the balance sheets at
31 December 2024 and 31 December 2023 at the prevailing rates of exchange on 31 December 2025.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they involve a certain degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Interest income is reported net as the CODM primarily relies on the net amount as a performance measure. Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the
Group’s accounting policies. Shared costs are included in segments on the basis of actual recharges. The intra-group elimination items for the business segments are presented in Corporate Centre.
Our business segments
Following our organisational announcement in October 2024, effective from 1 January 2025, the Group’s reportable segments under IFRS 8
‘Operating Segments’ comprise four business along with Corporate Centre. These replace our previously reported operating segments up to
31 December 2024. All segmental comparative data have been re-presented to reflect the Group’s revised segment structure.
–Hong Kong: The Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng
Bank.
–UK: The UK business comprises UK Personal Banking (including first direct and M&S Bank) and UK Commercial Banking including HSBC
Innovation Bank.
–Corporate and Institutional Banking (‘CIB’): CIB is formed from the integration of our Commercial Banking business (outside the UK and Hong
Kong) with our Global Banking and Markets business.
–International Wealth and Premier Banking (‘IWPB’): IWPB comprises Premier banking outside of Hong Kong and the UK, our Private Bank, and our wealth manufacturing businesses of Asset Management and Insurance.

HSBC Holdings plc Annual Report on Form 20-F
330

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

HSBC constant currency profit before tax and balance sheet data
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	15,878	12,938	27,637	14,520	(2,699)	68,274
– external	10,157	13,856	39,098	12,458	(7,295)	68,274
– inter-segment	5,721	(918)	(11,461)	2,062	4,596	—
– of which: net interest income/(expense)[2]	12,082	11,096	14,532	7,397	(10,313)	34,794
Change in expected credit losses and other credit impairment charges	(1,476)	(696)	(696)	(892)	(90)	(3,850)
Net operating income/(expense)	14,402	12,242	26,941	13,628	(2,789)	64,424
Total operating expenses	(4,826)	(5,537)	(15,556)	(9,285)	(1,224)	(36,428)
Operating profit/(loss)	9,576	6,705	11,385	4,343	(4,013)	27,996
Share of profit in associates and joint ventures less impairment[3]	—	—	1	24	1,886	1,911
Constant currency profit before tax	9,576	6,705	11,386	4,367	(2,127)	29,907
	%	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	32.0	22.4	38.1	14.6	(7.1)	100.0
Constant currency cost efficiency ratio	30.4	42.8	56.3	63.9	(45.4)	53.4
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	229,491	303,698	305,022	150,047	141	988,399
Interests in associates and joint ventures	—	—	83	522	28,972	29,577
Total external assets	437,933	451,492	1,793,162	416,332	134,115	3,233,034
Customer accounts	543,381	364,323	597,719	281,058	347	1,786,828

	2024
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	15,047	12,342	26,772	13,817	(1,969)	66,009
– external	9,704	13,060	39,012	11,175	(6,942)	66,009
– inter-segment	5,343	(718)	(12,240)	2,642	4,973	—
– of which: net interest income/(expense)[2]	11,997	10,355	14,519	8,081	(12,497)	32,455
Change in expected credit losses and other credit impairment charges	(1,077)	(415)	(878)	(993)	(29)	(3,392)
Net operating income/(expense)	13,970	11,927	25,894	12,824	(1,998)	62,617
Total operating expenses	(4,841)	(5,104)	(14,612)	(8,900)	311	(33,146)
Operating profit/(loss)	9,129	6,823	11,282	3,924	(1,687)	29,471
Share of profit/(loss) in associates and joint ventures	—	—	1	45	2,867	2,913
Constant currency profit/(loss) before tax	9,129	6,823	11,283	3,969	1,180	32,384
	%	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	28.2	21.1	34.8	12.3	3.6	100.0
Constant currency cost efficiency ratio	32.2	41.4	54.6	64.4	15.8	50.2
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	235,053	285,778	297,877	144,027	8,043	970,778
Interests in associates and joint ventures	—	—	132	557	29,039	29,728
Total external assets	433,588	432,683	1,729,531	414,734	129,265	3,139,801
Customer accounts	506,557	352,833	587,926	271,588	336	1,719,240

	2023
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	14,532	13,439	24,723	12,385	(39)	65,040
– external	10,093	13,749	36,111	10,112	(5,025)	65,040
– inter-segment	4,439	(310)	(11,388)	2,273	4,986	—
– of which: net interest income/(expense)[2]	12,108	9,903	13,399	7,753	(8,951)	34,212
Change in expected credit losses and other credit impairment charges	(1,494)	(545)	(524)	(686)	(1)	(3,250)
Net operating income/(expense)	13,038	12,894	24,199	11,699	(40)	61,790
Total operating expenses	(4,514)	(4,829)	(13,755)	(8,549)	(44)	(31,691)
Operating profit/(loss)	8,524	8,065	10,444	3,150	(84)	30,099
Share of profit/(loss) in associates and joint ventures[4]	—	—	(1)	62	(358)	(297)
Constant currency profit/(loss) before tax	8,524	8,065	10,443	3,212	(442)	29,802
	%	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	28.6	27.1	35.0	10.8	(1.5)	100.0
Constant currency cost efficiency ratio	31.1	35.9	55.6	69.0	(112.8)	48.7
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	240,173	278,225	290,227	146,805	276	955,706
Interests in associates and joint ventures	—	—	128	539	26,965	27,632
Total external assets	419,890	423,648	1,648,421	460,545	142,628	3,095,132
Customer accounts	486,873	347,570	548,275	257,664	618	1,641,000
1Includes a loss of $1.1bn  inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. See Note 18 on pages 345 to 348.
2Includes $9.7bn (2024: $11.4bn; 2023: $8.7bn) of interest expense in Corporate Centre for the internal cost to fund our Markets Treasury function.
3Includes an impairment loss of $1.0bn recognised in respect of the Group’s investment in BoCom. See Note 18 on pages 345 to 348.
4Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

HSBC Holdings plc Annual Report on Form 20-F
331

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2025	2024	2023
	$m	$m	$m
Reported external net operating income by country/territory	68,274	65,854	66,058
– UK1	13,677	12,307	11,027
– Hong Kong	22,527	20,811	20,185
– US	4,797	4,233	3,816
– France	1,839	3,804	4,208
– other countries/territories	25,434	24,699	26,822
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).

Constant currency results reconciliation
	2025	2024			2023
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Revenue	68,274	66,009	155	65,854	65,040	(1,018)	66,058
ECL	(3,850)	(3,392)	22	(3,414)	(3,250)	197	(3,447)
Operating expenses	(36,428)	(33,146)	(103)	(33,043)	(31,691)	379	(32,070)
Share of profit/(loss) in associates and joint ventures less impairment	1,911	2,913	1	2,912	(297)	(104)	(193)
Profit before tax	29,907	32,384	75	32,309	29,802	(546)	30,348

Constant currency balance sheet reconciliation
	2025	2024			2023
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	988,399	970,778	40,120	930,658	955,706	17,171	938,535
Interests in associates and joint ventures	29,577	29,728	819	28,909	27,632	288	27,344
Total external assets	3,233,034	3,139,801	122,753	3,017,048	3,095,132	56,455	3,038,677
Customer accounts	1,786,828	1,719,240	64,285	1,654,955	1,641,000	29,353	1,611,647

Notable items
	2025	2024	2023
	$m	$m	$m
Year ended 31 Dec
Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs[1,2,3]	(1,642)	(1,343)	1,298
Dilution loss of interest in BoCom associate[4]	(1,104)	—	—
Fair value movements on financial instruments[5]	—	—	14
Disposal losses on Markets Treasury repositioning	—	—	(977)
Early redemption of legacy securities	—	(237)	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(502)	(199)	(321)
Restructuring and other related costs[6]	(1,030)	(34)	136
Legal provision[7]	(1,432)	—	—
Impairment losses of interest in BoCom associate[4]	(1,000)	—	(3,000)
1Includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF.
2Amounts in 2024 include a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a $4.8bn gain on disposal of our banking business in Canada, inclusive of foreign exchange hedging of the sales proceeds and the recycling of reserves losses.
3Amounts in 2023 include the gain of $1.6bn recognised in respect of the acquisition of SVB UK, and the impact of the sale of our retail banking operations in
France.
4Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment losses of interest in BoCom associate’. See Note 18 on pages 345 to 348.
5Fair value movements on non-qualifying hedges in HSBC Holdings.
6Amounts in 2025 include restructuring provisions recognised in 2025. Amounts in 2024 relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022. Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.
7Includes a $1.1bn provision in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L. Madoff
Investment Securities LLC fraud and a $0.3bn provision in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Annual Report on Form 20-F
332

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
11Trading assets

	2025	2024
	$m	$m
Treasury and other eligible bills	34,433	32,022
Debt securities	116,837	97,275
Equity securities	176,312	155,194
Trading securities	327,582	284,491
Loans and advances to banks[1]	10,913	6,123
Loans and advances to customers[1]	27,658	24,228
At 31 Dec	366,153	314,842
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
For fair values determined using valuation models, the control framework includes development or validation by independent support functions of the model logic, inputs, model outputs and adjustments. Valuation models are subject to a process of due diligence before becoming operational and are calibrated against external market data on an ongoing basis. Fair value adjustments are applied where additional factors are not incorporated into the primary product valuation model.
The majority of financial instruments measured at fair value are in MSS. MSS’s fair value governance structure comprises its Finance function and
Valuation Committees. Finance is responsible for establishing procedures governing valuation and ensuring fair values are in compliance with accounting standards. The fair values are reviewed by the Valuation Committees, which consist of independent support functions.
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

HSBC Holdings plc Annual Report on Form 20-F
333

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Financial instruments carried at fair value and bases of valuation
	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	267,638	92,418	6,097	366,153	236,593	71,574	6,675	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	46,436	61,267	25,360	133,063	39,331	56,694	19,744	115,769
Derivatives	1,798	233,759	2,183	237,740	1,859	264,629	2,149	268,637
Financial investments	300,795	81,522	2,805	385,122	258,371	78,088	2,734	339,193
Liabilities
Trading liabilities	46,579	25,476	67	72,122	42,038	23,160	784	65,982
Financial liabilities designated at fair value	1,370	146,353	10,733	158,456	2,152	127,458	9,117	138,727
Derivatives	1,853	232,559	3,442	237,854	1,088	260,518	2,842	264,448
There were no material transfers between Level 1 and Level 2 during the reporting period.
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 23.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	26	87	—	113	—	—	—	—
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,327	24	—	6,351	2,967	9,018	2,575	14,560
Derivatives	—	9	5	14	—	36	—	36
Financial investments	157	44	—	201	2,651	5,345	504	8,500
Liabilities
Trading liabilities	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value	1,345	—	—	1,345	—	130	—	130
Derivatives	—	13	3	16	—	19	—	19
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	595	1	20,364	—	20,960	—	1	—	1
Structured notes	—	—	—	—	—	—	10,617	—	10,617
Other derivatives	—	—	—	2,183	2,183	—	—	3,442	3,442
Bonds	2,111	3,356	2,008	—	7,475	41	—	—	41
Loans	21	1,667	1,565	—	3,253	11	—	—	11
Other portfolios	78	1,073	1,423	—	2,574	15	115	—	130
At 31 Dec 2025	2,805	6,097	25,360	2,183	36,445	67	10,733	3,442	14,242
Private equity including strategic investments	552	1	17,705	—	18,258	—	1	—	1
Structured notes	—	—	3	—	3	—	9,113	—	9,113
Other derivatives	—	—	—	2,149	2,149	—	—	2,842	2,842
Bonds	1,978	2,173	758	—	4,909	27	—	—	27
Loans	22	2,383	1,277	—	3,682	3	—	—	3
Other portfolios	182	2,118	1	—	2,301	754	3	—	757
At 31 Dec 2024	2,734	6,675	19,744	2,149	31,302	784	9,117	2,842	12,743

HSBC Holdings plc Annual Report on Form 20-F
334

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
Bonds and loans
The fair value input for bonds and secondary market loans is price, determined utilising market standard valuation techniques such as price-based, discounted cash flows, and internal models. Where uncertainty of inputs and assumptions exist in the determination of a fair value price and are significant, the position will be considered Level 3. Examples of such inputs are credit spreads, interest rate spreads, choice of comparables, earning projections and liquidity/observability of the underlying currency.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	2,734	6,675	19,744	2,149	784	9,117	2,842
Total gains/(losses) recognised in profit or loss	4	154	1,487	1,291	(4)	919	2,210
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	154	—	1,291	(4)	919	2,210
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	1,478	—	—	—	—
– other income/(losses)	4	—	9	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	255	236	84	150	21	608	174
Purchases[2]	2,100	4,151	4,673	—	83	—	—
New issuances	—	181	—	—	—	8,542	—
Sales	(195)	(2,679)	(389)	—	(19)	—	—
Settlements	(347)	(1,814)	(1,727)	(1,073)	(331)	(5,352)	(1,632)
Transfers out	(2,008)	(2,018)	(1,312)	(901)	(498)	(5,282)	(831)
Transfers in3	262	1,211	2,800	567	31	2,181	679
At 31 Dec 2025	2,805	6,097	25,360	2,183	67	10,733	3,442
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2025	—	309	309	1,320	(19)	(1,034)	(2,304)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	309	—	1,320	(19)	—	(2,304)
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	302	—	—	—	—
– other income/(losses)	—	—	7	—	—	(1,034)	—

HSBC Holdings plc Annual Report on Form 20-F
335

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	2,618	4,306	19,788	2,069	478	10,928	2,569
Total gains/(losses) recognised in profit or loss	(9)	280	896	1,037	18	496	1,268
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	280	—	1,037	18	496	1,268
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	684	—	—	—	—
– other income/(losses)	(9)	—	212	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(78)	(115)	(39)	(36)	(18)	(45)	(53)
Purchases	1,670	4,170	6,261	—	924	—	—
New issuances	—	—	—	—	—	6,521	—
Sales	(97)	(1,477)	(649)	—	(295)	—	—
Settlements	(1,011)	(967)	(6,476)	(897)	(307)	(4,750)	(568)
Transfers out	(438)	(429)	(278)	(777)	(29)	(6,048)	(1,346)
Transfers in	79	907	241	753	13	2,015	972
At 31 Dec 2024	2,734	6,675	19,744	2,149	784	9,117	2,842
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2024	—	(150)	11	(1,377)	(6)	(94)	(1,343)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(150)	—	(1,377)	(6)	—	(1,343)
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	(38)	—	—	—	—
– other income/(losses)	—	—	49	—	—	(94)	—
1Included in ‘financial investments: fair value gains/(losses)’ in the year and ‘exchange differences’ in the consolidated statement of comprehensive income.
2Purchases were predominantly due to the growth of the Insurance business over the period.
3Includes $2.3bn of transfers in representing enhancements to the application of the levelling methodology, primarily impacting the Insurance business.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of fair values to reasonably possible alternative assumptions
	2025				2024
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	$m	$m	$m	$m	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	483	(295)	—	—	481	(313)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,750	(1,434)	—	—	1,434	(1,141)	—	—
Financial investments	—	—	49	(49)	21	(21)	47	(50)
At 31 Dec	2,233	(1,729)	49	(49)	1,936	(1,475)	47	(50)
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
When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Holdings plc Annual Report on Form 20-F
336

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 31 December 2025.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2025		2024
	Assets	Liabilities	Key valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	20,960	1	Price – Net asset value	Current Value/Cost	0	75	0	291
Structured notes	—	10,617
– equity-linked notes	—	7,773	Model – Option model	Equity volatility	5%	132%	6%	70%
			Model – Option model	Equity correlation	10%	100%	15%	100%
– Foreign exchange-linked notes	—	862	Model – Option model	Foreign exchange volatility	3%	56%	3%	35%
– other structured notes	—	1,982
Derivatives	2,183	3,442
– interest rate derivatives	745	966
securitisation swaps	98	358	Model - Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	4	3	Model – Option model	Interest rate volatility	5%	20%	9%	30%
other interest rate derivatives	643	605
– Foreign exchange derivatives	678	640
Foreign exchange options	320	299	Model – Option model	Foreign exchange volatility	0%	22%	1%	26%
other foreign exchange derivatives	358	341
– equity derivatives	584	1,315
long-dated single stock options	110	476	Model – Option model	Equity volatility	5%	100%	6%	118%
other equity derivatives	474	839
– credit derivatives	146	498
total return swaps	56	345	Market proxy	Price	68	102	0	104
other credit derivatives	90	153
– other derivatives	30	23
Bonds	7,475	41	Market proxy	Price	0	3,342	0	140
Loans	3,253	11	Market proxy	Price	0	112	0	103
Other portfolios[2]	2,574	130
At 31 Dec 2025	36,445	14,242
1‘Private equity including strategic investments’ includes private equity, private credit and private equity fund, primarily held as part of our Insurance business and for strategic investments.
2‘Other portfolios’ includes a range of smaller asset holdings.
The range of values above shows the highest and lowest unobservable inputs that have been used to value significant Level 3 exposures and reflects the diversity of the underlying financial instruments in scope and subsequent differentiation in pricing.
Private equity including strategic investments
The ‘private equity’ holdings include private equity investments and private equity funds held as limited partners. The key unobservable input is the current value of the underlying positions, determined using valuation techniques in line with the International Private Equity and Venture Capital
Valuation Guidelines. The inputs represented are an appropriate range of inputs normalised across different exposure types.
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
range of unobservable volatilities reflects the wide variation in volatility inputs by reference market price.

HSBC Holdings plc Annual Report on Form 20-F
337

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
the effect of changing market variables on the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable.
HSBC Holdings

Basis of valuing HSBC Holdings’ financial assets and liabilities measured at fair value
	2025			2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
	$m	$m	$m	$m	$m	$m
Recurring fair value measurement
Assets at 31 Dec
Trading assets	—	—	—	709	—	709
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	67,217	67,217	—	61,286	61,286
Derivatives	—	1,942	1,942	—	3,054	3,054
Liabilities at 31 Dec
Financial liabilities designated at fair value	—	52,907	52,907	—	41,582	41,582
Derivatives	—	3,451	3,451	—	5,340	5,340

13	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2025
Assets
Loans and advances to banks	108,462	—	107,906	546	108,452
Loans and advances to customers[1]	988,399	—	14,363	966,429	980,792
Reverse repurchase agreements – non-trading	298,392	—	298,545	—	298,545
Financial investments – at amortised cost	182,089	148,925	31,475	1,283	181,683
Liabilities
Deposits by banks	97,952	—	97,981	—	97,981
Customer accounts	1,786,828	—	1,787,070	—	1,787,070
Repurchase agreements – non-trading	204,974	—	204,966	—	204,966
Debt securities in issue	99,675	—	99,530	1,490	101,020
Subordinated liabilities	28,406	—	31,617	—	31,617

At 31 Dec 2024
Assets
Loans and advances to banks	102,039	—	101,007	1,048	102,055
Loans and advances to customers	930,658	—	11,435	906,208	917,643
Reverse repurchase agreements – non-trading	252,549	—	252,598	—	252,598
Financial investments – at amortised cost	153,973	120,843	29,493	724	151,060
Liabilities
Deposits by banks	73,997	—	74,025	—	74,025
Customer accounts	1,654,955	—	1,655,151	—	1,655,151
Repurchase agreements – non-trading	180,880	—	180,873	—	180,873
Debt securities in issue	105,785	—	105,689	954	106,643
Subordinated liabilities	25,958	—	28,262	—	28,262
1Includes loans and advances to customers with observable inputs and short maturities.

HSBC Holdings plc Annual Report on Form 20-F
338

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Fair values of financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2025
Assets
Loans and advances to banks	45	—	45	—	45
Loans and advances to customers	3,493	—	1,303	2,190	3,493
Reverse repurchase agreements – non-trading	—	—	—	—	—
Financial investments – at amortised cost	93	84	9	—	93
Liabilities
Deposits by banks	131	—	131	—	131
Customer accounts	16,173	—	16,173	—	16,173
Repurchase agreements – non-trading	—	—	—	—	—
Debt securities in issue	495	—	495	—	495
Subordinated liabilities	—	—	—	—	—

At 31 Dec 2024
Assets
Loans and advances to banks	144	—	144	—	144
Loans and advances to customers	977	—	11	966	977
Reverse repurchase agreements – non-trading	—	—	—	—	—
Financial investments – at amortised cost	—	—	—	—	—
Liabilities
Deposits by banks	—	—	—	—	—
Customer accounts	5,399	—	5,399	—	5,399
Repurchase agreements – non-trading	—	—	—	—	—
Debt securities in issue	—	—	—	—	—
Subordinated liabilities	—	—	—	—	—
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
due to the fact that balances are generally short dated.

HSBC Holdings plc Annual Report on Form 20-F
339

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
HSBC Holdings
The methods used by HSBC Holdings to determine fair values of financial instruments for the purposes of measurement and disclosure are described above.

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet
	2025		2024
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Assets at 31 Dec
Loans and advances to HSBC undertakings	40,500	41,288	37,677	38,359
Financial investments – at amortised cost	15,470	15,470	10,328	10,335
Liabilities at 31 Dec
Debt securities in issue	69,024	70,533	64,320	65,123
Subordinated liabilities	26,114	29,073	23,548	25,911
1Fair values (other than Financial investments which are Level 1) were determined using valuation techniques with observable inputs (Level 2).

14Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2025				2024
	Designated at fair value	Mandatorily measured at fair value	Total	Designated at fair value	Mandatorily measured at fair value	Total
	$m	$m	$m	$m	$m	$m
Securities	2,820	119,381	122,201	2,406	104,093	106,499
– treasury and other eligible bills	778	212	990	732	393	1,125
– debt securities	2,042	68,728	70,770	1,674	59,904	61,578
– equity securities	—	50,441	50,441	—	43,796	43,796
Loans and advances to banks and customers	1,122	7,047	8,169	951	6,120	7,071
Other	—	2,693	2,693	—	2,199	2,199
At 31 Dec	3,942	129,121	133,063	3,357	112,412	115,769

15	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	13,639,520	108,585	111,012	1,233	112,245	110,786	662	111,448
Interest rate	17,272,408	423,761	190,296	4,946	195,242	182,569	4,565	187,134
Equities	908,649	—	15,660	—	15,660	21,311	—	21,311
Credit	164,160	—	1,294	—	1,294	2,212	—	2,212
Commodity and other	191,761	—	10,542	—	10,542	12,992	—	12,992
Gross total fair values	32,176,498	532,346	328,804	6,179	334,983	329,870	5,227	335,097
Offset (Note 31)					(97,243)			(97,243)
At 31 Dec 2025	32,176,498	532,346	328,804	6,179	237,740	329,870	5,227	237,854

Foreign exchange	11,706,591	82,161	142,055	2,738	144,793	133,910	75	133,985
Interest rate	17,316,173	406,109	209,794	4,790	214,584	212,980	4,930	217,910
Equities	768,732	—	17,116	—	17,116	20,643	—	20,643
Credit	143,136	—	1,756	—	1,756	1,769	—	1,769
Commodity and other	118,180	—	3,134	—	3,134	2,887	—	2,887
Gross total fair values	30,052,812	488,270	373,855	7,528	381,383	372,189	5,005	377,194
Offset (Note 31)					(112,746)			(112,746)
At 31 Dec 2024	30,052,812	488,270	373,855	7,528	268,637	372,189	5,005	264,448
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

Notional contract amounts and fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries
	Notional contract amount		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	48,660	681	570	10	580	941	—	941
Interest rate	21,304	91,600	801	561	1,362	358	2,152	2,510
At 31 Dec 2025	69,964	92,281	1,371	571	1,942	1,299	2,152	3,451

Foreign exchange	51,437	—	796	—	796	1,015	—	1,015
Interest rate	30,535	90,074	1,544	714	2,258	487	3,838	4,325
At 31 Dec 2024	81,972	90,074	2,340	714	3,054	1,502	3,838	5,340

HSBC Holdings plc Annual Report on Form 20-F
340

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Use of derivatives
For details regarding the use of derivatives, see page 202 under ‘Market risk’.
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

HSBC hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1,2]	Assets	Liabilities	Balance sheet presentation	Change in fair value[3]
Hedged risk	$m	$m	$m		$m
Interest rate[4]	233,741	3,851	4,283	Derivatives	(661)
At 31 Dec 2025	233,741	3,851	4,283		(661)

Interest rate[4]	190,332	4,180	4,411	Derivatives	(449)
At 31 Dec 2024	190,332	4,180	4,411		(449)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2The notional amount of non-dynamic fair value hedges is equal to $76,349m (2024: $71,916m), of which the weighted-average maturity date is April 2032 and the weighted-average swap rate is 3.15% (2024: 3.24%).
3Used in effectiveness testing, which uses the full fair value change of the hedging instrument not excluding any component.
4The hedged risk ‘interest rate’ includes inflation risk.

HSBC Holdings plc Annual Report on Form 20-F
341

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

HSBC hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Interest rate[3]	115,156		(1,091)		Financial investments - measured at fair value through other comprehensive income	1,513	(2)	Net income from financial instruments held for trading or managed on a fair value basis
	2,845		31		Financial investments - measured at amortised cost	18
	26,052		62	—	Loans and advances to customers	157
	—		—		Reverse repurchase agreements – non- trading	—
		53,482		(370)	Debt securities in issue	(586)
		201		—	Deposits by banks	2
		2,237		—	Customer accounts	1
		25,818		(610)	Subordinated liabilities[4]	(446)
At 31 Dec 2025	144,053	81,738	(998)	(980)		659	(2)

Interest rate[3]	93,055		(2,701)		Financial investments - measured at fair value through other comprehensive income	(728)	(8)	Net income from financial instruments held for trading or managed on a fair value basis
	492		11		Financial investments - measured at amortised cost	(14)
	13,915		(104)		Loans and advances to customers	16
	—		—		Reverse repurchase agreements – non- trading	—
		72,576		(1,800)	Debt securities in issue	1,110
		207		—	Customer accounts	—
		1,205		(266)	Subordinated liabilities	57
At 31 Dec 2024	107,462	73,988	(2,794)	(2,066)		441	(8)
1The accumulated amount of fair value hedge adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were liabilities of $257m (2024: $311m) for FVOCI assets and assets of $733m (2024: $745m) for debt issued.
2Used in effectiveness testing, which comprise an amount attributable to the designated hedged risk that can be a risk component.
3The hedged risk ‘interest rate’ includes inflation risk.
4From 2025, HSBC Holdings is presenting separately the carrying amount of 'Subordinated liabilities' hedged items from 'Debt securities in issue'.

HSBC Holdings hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1,2]	Assets	Liabilities	Balance sheet presentation	Change in fair value[3]
Hedged risk	$m	$m	$m		$m
Foreign currency	681	10	—	Derivatives	9
Interest rate	91,600	561	2,152	Derivatives	1,128
At 31 Dec 2025	92,281	571	2,152		1,137

Foreign currency	—	—	—	Derivatives	—
Interest rate	90,074	714	3,838	Derivatives	(1,103)
At 31 Dec 2024	90,074	714	3,838		(1,103)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2The notional amount of non-dynamic fair value hedges is equal to $92,281m (2024: $90,074m), of which the weighted-average maturity date is July 2031 and the weighted-average swap rate is 2.76% (2024: 2.78%). The majority of these hedges are internal to the Group.
3Used in effectiveness testing, comprising the full fair value change of the hedging instrument not excluding any component.

HSBC Holdings plc Annual Report on Form 20-F
342

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

HSBC Holdings hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[1]			Change in fair value[2]	Recognised in profit and loss
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation			Profit and loss presentation
Hedged risk	$m	$m	$m	$m		$m	$m
Foreign currency	666	—	(9)	—	Investment in subsidiaries	(9)
Interest rate	—	55,770	—	(710)	Debt securities in issue	(870)	(7)	Net income from financial instruments held for trading or managed on a fair value basis
	—	24,488	—	(361)	Subordinated liabilities[3]	(447)
	9,225	—	(39)	—	Loans and advances to banks	183
At 31 Dec 2025	9,891	80,258	(48)	(1,072)		(1,144)	(7)

Foreign currency	—	—	—	—	Investment in subsidiaries	—
Interest rate	—	78,402	—	(2,423)	Debt securities in issue	861	(9)	Net income from financial instruments held for trading or managed on a fair value basis
	7,769	—	(244)	—	Loans and advances to banks	233
At 31 Dec 2024	7,769	78,402	(244)	(2,423)		1,094	(9)
1The accumulated amount of fair value hedge adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were assets of $1,142m (2024: $1,216m) for debt issued.
2Used in effectiveness testing, comprising amount attributable to the designated hedged risk that can be a risk component.
3From 2025, HSBC Holdings is presenting separately the carrying amount of 'Subordinated liabilities' hedged items from 'Debt securities in issue'.
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
HSBC also hedges the variability in future cash flows on foreign-denominated financial assets and liabilities arising due to changes in foreign exchange market rates with cross-currency swaps, which are considered dynamic hedges.

Hedging instrument by hedged risk
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	$m	$m	$m		$m	$m	$m
Foreign currency	62,334	1,138	278	Derivatives	(376)	(376)	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	190,020	1,095	282	Derivatives	1,256	1,267	(11)
At 31 Dec 2025	252,354	2,233	560		880	891	(11)

Foreign currency	47,194	2,088	68	Derivatives	2,451	2,451	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	215,777	619	519	Derivatives	(2,954)	(2,964)	10
At 31 Dec 2024	262,971	2,707	587		(503)	(513)	10
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
2Used in effectiveness testing, comprising the full fair value change of the hedging instrument not excluding any component.
3Used in effectiveness assessment, comprising amount attributable to the designated hedged risk that can be a risk component.

HSBC Holdings plc Annual Report on Form 20-F
343

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign currency
	$m	$m
Cash flow hedging reserve at 1 Jan 2025	(1,056)	(23)
Fair value gains/(losses)	1,267	(376)
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss[1]	807	574
Income taxes	(541)	(31)
Others	(49)	(2)
Cash flow hedging reserve at 31 Dec 2025	428	142

Cash flow hedging reserve at 1 Jan 2024	(901)	(132)
Fair value gains/(losses)	(2,964)	2,451
Fair value (gains)/losses reclassified from the cash flow hedge reserve to the income statement in respect of:
Hedged items that have affected profit or loss[1]	2,529	(2,430)
Income taxes	81	1
Others	199	87
Cash flow hedging reserve at 31 Dec 2024	(1,056)	(23)
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
exchange exposures, see page .
The aggregate positions at the reporting date and the performance indicators of both live and de-designated hedges are summarised below.

Hedges of net investment in foreign operations
	Carrying amount		Nominal amount	Amounts recognised in OCI[1]	Change in fair value[2]	Hedge ineffectiveness recognised in income statement
	Derivative assets	Derivative liabilities
Description of hedged risk	$m	$m	$m	$m	$m	$m
2025
Pound sterling-denominated structural foreign exchange	58	(188)	17,114	(291)	(1,124)	—
Swiss franc-denominated structural foreign exchange	—	(7)	615	13	(76)	—
Hong Kong dollar-denominated structural foreign exchange	7	—	5,761	(29)	(2)	—
Other structural foreign exchange[3]	30	(189)	22,761	116	(791)	—
Total	95	(384)	46,251	(191)	(1,993)	—

2024
Pound sterling-denominated structural foreign exchange	397	(1)	15,407	833	229	—
Swiss franc-denominated structural foreign exchange	10	—	556	89	40	—
Hong Kong dollar-denominated structural foreign exchange	1	(3)	5,844	(27)	(26)	—
Other structural foreign exchange[3]	242	(3)	13,160	907	499	—
Total	650	(7)	34,967	1,803	742	—
1Amount recognised in OCI for Swiss franc includes $110m (2024: $110m) related to de-designated hedge.
2Used in effectiveness assessment, comprising amount attributable to the designated hedged risk that can be a risk component.
3Other currencies include Euro, New Taiwan dollar, Singapore dollar, Polish zloty, South Korean won, UAE dirham, Indian rupee, Chinese renminbi, Kuwaiti dinar,
Qatari riyal, Indonesian rupiah, Thai baht, Malaysian ringgit and Philippine peso.

16Financial investments

Carrying amount of financial investments
	2025	2024
	$m	$m
Financial investments measured at fair value through other comprehensive income	385,122	339,193
– treasury and other eligible bills	105,075	112,705
– debt securities	277,867	224,496
– equity securities	1,755	1,569
– other instruments	425	423
Debt instruments measured at amortised cost	182,089	153,973
– treasury and other eligible bills	23,445	22,148
– debt securities	158,644	131,825
At 31 Dec	567,211	493,166

HSBC Holdings plc Annual Report on Form 20-F
344

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Equity instruments measured at fair value through other comprehensive income
	Fair value	Dividends recognised
Type of equity instruments	$m	$m
Investments required by central institutions	634	27
Business facilitation	1,045	28
Others	76	2
At 31 Dec 2025	1,755	57

Investments required by central institutions	620	29
Business facilitation	886	29
Others	63	2
At 31 Dec 2024	1,569	60

Weighted average yields of investment debt securities
Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	2.9	3.7	2.3	2.3
US Government agencies	—	3.0	4.4	3.5
US Government-sponsored agencies	1.8	1.6	4.1	1.8
UK Government	—	3.8	2.6	1.9
Hong Kong Government	1.4	2.5	2.7	—
Other governments	2.8	4.2	4.3	2.2
Asset-backed securities	—	4.4	3.9	3.3
Corporate debt and other securities	3.2	3.9	4.2	1.3

Debt securities measured at amortised cost
US Treasury	3.2	3.8	3.7	2.0
US Government agencies	4.5	4.3	4.0	4.7
US Government-sponsored agencies	—	2.9	3.7	2.9
UK Government	—	3.3	3.0	—
Hong Kong Government	2.5	2.7	—	—
Other governments	3.2	3.1	2.5	8.0
Asset-backed securities	—	—	7.3	—
Corporate debt and other securities	3.2	3.4	3.8	4.8
The maturity distributions of ABSs are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2025 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.
HSBC Holdings

HSBC Holdings carrying amount of financial investments
	2025	2024
	$m	$m
Debt instruments measured at amortised cost
Treasury and other eligible bills	15,470	9,556
Debt securities	—	772
At 31 Dec	15,470	10,328

17	Assets pledged, collateral received and assets transferred
Assets pledged1

Financial assets pledged as collateral
	2025	2024
	$m	$m
Treasury bills and other eligible securities	23,482	17,713
Loans and advances to banks	16,452	14,880
Loans and advances to customers	20,416	24,524
Debt securities	124,971	91,975
Equity securities	51,213	51,642
Other	61,594	63,386
Assets pledged at 31 Dec	298,128	264,120
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
over all the assets placed to secure any liabilities under settlement accounts.

HSBC Holdings plc Annual Report on Form 20-F
345

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
These transactions are conducted under terms that are usual and customary for collateralised transactions including, where relevant, standard securities lending and borrowing, repurchase agreements and derivative margining. HSBC places both cash and non-cash collateral in relation to derivative transactions.
Hong Kong currency notes in circulation are secured by the deposit of funds in respect of which the Hong Kong Government certificates of indebtedness are held.

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2025	2024
	$m	$m
Trading assets	95,938	84,863
Financial investments	64,163	47,248
At 31 Dec	160,101	132,111
Collateral received1
The fair value of assets accepted as collateral relating primarily to standard securities lending, reverse repurchase agreements, swaps of securities and derivative margining that HSBC is permitted to sell or repledge in the absence of default was $647.7bn (2024: $515.3bn). The fair value of any such collateral sold or repledged was $378.8bn (2024: $293.5bn).
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
	Transferred assets	Associated liabilities
	$m	$m
At 31 Dec 2025
Repurchase agreements	109,524	96,980
Securities lending agreements	62,679	2,005

At 31 Dec 2024
Repurchase agreements	83,585	75,625
Securities lending agreements	58,232	4,361
1Excludes assets classified as held for sale.

18	Interests in associates and joint ventures

Carrying amount of HSBC’s interests in associates and joint ventures
	2025	2024
	$m	$m
Interests in associates	29,469	28,777
Interests in joint ventures	108	132
Interests in associates and joint ventures	29,577	28,909

Principal associates of HSBC
	2025		2024
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	22,456	11,713	22,367	11,631
Saudi Awwal Bank	5,511	5,499	5,027	5,705
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

Principal associates of HSBC (continued)
	At 31 Dec 2025
	Jurisdiction of incorporation and principal place of business	Principal activity	HSBC’s interest[1] %
Bank of Communications Co., Limited	Mainland China	Banking services	16.00
Saudi Awwal Bank	Saudi Arabia	Banking services	31.00
1The Group’s interest in Bank of Communications Co., Limited (‘BoCom’) reduced from 19.03% to 16.00% following the completion of a capital issuance by
BoCom on 17 June 2025. There has been no percentage change in HSBC’s shareholding interest in the Saudi Awwal Bank when compared with 2024.

HSBC Holdings plc Annual Report on Form 20-F
346

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Share of profit in associates and joint ventures
	2025	2024	2023
	$m	$m	$m
Bank of Communications Co., Limited	2,132	2,241	2,250
Saudi Awwal Bank	665	596	538
Other associates and joint ventures	114	75	19
Share of profit in associates and joint ventures	2,911	2,912	2,807
Less: Impairment of interest in BoCom	(1,000)	—	(3,000)
A list of all associates and joint ventures is set out in Note 38.
Bank of Communications Co., Limited
The results for the period ended 31 December 2025 included a $1.1bn loss from the dilution of our shareholding and a $1.0bn impairment to the carrying amount of the Group’s interest in BoCom.
The Group’s interest in BoCom reduced from 19.03% to 16.00% following the completion of a capital issuance by BoCom on 17 June 2025. The dilution of the Group’s interest resulted in a pre-tax loss of $1.1bn, recognised in 'Other operating income/(expense)' in the Group’s consolidated income statement. The loss is not deductible for tax purposes as a consequence of our shareholding in BoCom being held for long-term investment purposes.
In addition, the Group’s impairment test on the carrying amount at 30 June 2025 resulted in an impairment of $1.0bn, as the recoverable amount as determined by a value-in-use calculation was lower than the carrying amount. The impairment was recognised within 'Impairment of interest in associate'. Consistent with prior periods, our value-in-use (‘VIU’) calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions. No further impairment (or reversal) was required for the period from 1 July 2025 to 31 December 2025 based on results of the quarterly impairment tests performed.
The impacts of the capital issuance have been incorporated in both the carrying amount and the VIU. The VIU assumptions incorporate updated expectations, taking into account both the impact of the capital issuance on BoCom’s financial position, and the latest macroeconomic, policy and industry factors in mainland China.
We remain strategically committed to mainland China and continue our valued, strategic partnership with BoCom.
HSBC’s Interest
The Group’s investment in BoCom continues to be classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including the Group’s latest shareholding, representation on BoCom’s Board of Directors, and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 ‘Investments in
Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the
Group’s share of associate’s net assets. An impairment test is required if there is any indication of impairment or reversal.
The fair value of the Group’s investment in BoCom had been below its carrying amount. No impairment (or reversal) was required for the year ended 31 December 2024.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying amount.
Impairment testing
The Group’s impairment test at 30 June 2025 concluded that there were indications of impairment. As part of this assessment, an impairment test on the carrying amount with an updated VIU calculation was performed which resulted in an impairment of $1.0bn, as the recoverable amount as determined by the VIU calculation was lower than the carrying amount. The impairment was recognised within 'Impairment of interest in associate'. The impairment loss is not deductible for tax purposes.
At 31 December 2025, no further impairment (or reversal) was required and the investment had a carrying amount of $22.5bn (2024: $22.4bn) and a fair value of $11.7bn (2024: $11.6bn).
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
The VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in increases or reductions in the VIU include changes in BoCom’s short-term performance, a change in regulatory capital requirements or revisions to the forecast of BoCom’s future profitability.
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
VIU calculation remain appropriate.

HSBC Holdings plc Annual Report on Form 20-F
347

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Key assumptions in value in use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3.00% (2024: 3.00%) for periods after 2029, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3.25% (2024: 3.25%) for periods after 2029, which is the rate that assets are expected to grow to achieve long-
term profit growth of 3.00%.
–Discount rate: 8.08% (2024: 8.53%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 7.1% to 8.7% (2024: 7.1% to 8.8%) indicated by the CAPM, and decreased primarily as a consequence of a market-driven reduction in the risk-free rate.
–Expected credit losses (‘ECL’) as a percentage of loans and advances to customers: ranges from 0.67% to 0.87% (2024: 0.74% to 0.93%) in the short to medium term, reflecting reported credit experience in mainland China. For periods after 2029, the ratio is 0.87% (2024: 0.97%), reflecting the anticipated continuation of BoCom’s lower average ECL as a percentage of loans and advances to customers experienced in recent years.
–Risk-weighted assets as a percentage of total assets: ranges from 62.0% to 64.2% (2024: 62.0% to 62.5%) in the short to medium term, reflecting higher risk-weights in the short term followed by an expected reversion to recent historical levels. For periods after 2029, the ratio is
62.0% (2024: 62.0%), which continues to be similar to BoCom’s actual results in recent years.
–Loans and advances to customers growth rate: ranges from 7.5% to 8.0% (2024: 7.5% to 9.5%) in the short to medium term, which is similar to BoCom’s actual results in recent years. Decreases in the forecast growth rate of loans and advances to customers result in lower forecast
ECL.
–Operating income growth rate: ranges from 0.5% to 7.4% (2024: 0.1% to 9.9%) in the short to medium term, which is similar to BoCom’s actual results in recent years. The projected net interest income over the short to medium term reduced to reflect expected pressure on net interest margin compared with the prior period, which led to a net reduction in the VIU.
–Cost-income ratio: ranges from 34.8% to 40.0% (2024: 34.6% to 39.8%) in the short to medium term. These ratios are similar to BoCom’s actual results in recent years.
–Long-term effective tax rate: 15.0% (2024: 15.0%) for periods after 2029, which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/Group of 20 (‘G20’) Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (2024: 12.5%) and tier 1 capital adequacy ratio of 9.5% (2024: 9.5%), based on BoCom’s capital risk appetite and capital requirements respectively.
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
requirements and other relevant external data sources, which can change period to period. Unless specified, favourable and unfavourable changes are consistently applied throughout short-to-medium and long-term forecast years, based on a straight-line average of the base case assumption.

Sensitivity of the carrying amount to the key VIU assumptions
	Favourable change		Unfavourable change
		Reversal of impairment/ VIU headroom		Impairment
	bps	$bn	bps	$bn
At 31 Dec 2025
Long-term profit growth rate	30	2.1	(104)	(6.0)
Long-term asset growth rate	(129)	9.1	5	(0.5)
Discount rate	(98)	4.6	232	(5.5)
Expected credit losses as a percentage of loans and advances to customers[1]	2025 to 2029: 64 2030 onwards: 84	1.8	2025 to 2029: 90 2030 onwards: 98	(4.7)
Risk-weighted assets as a percentage of total assets	(184)	0.8	182	(1.7)
Loans and advances to customers growth rate	(138)	1.8	455	(7.1)
Operating income growth rate	101	3.7	(100)	(3.8)
Cost-income ratio	(281)	0.4	292	(6.4)
Long-term effective tax rate	(426)	1.7	1,000	(4.0)
Capital requirements – capital adequacy ratio	—	—	363	(13.0)
Capital requirements – tier 1 capital adequacy ratio	—	—	333	(6.9)

At 31 Dec 2024
Long-term profit growth rate	55	4.0	(96)	(5.4)
Long-term asset growth rate	(121)	8.6	30	(2.8)
Discount rate	(143)	5.4	287	(6.4)
Expected credit losses as a percentage of loans and advances to customers[1]	2024 to 2028: 66 2029 onwards: 91	4.0	2024 to 2028: 108 2029 onwards: 104	(4.3)
Risk-weighted assets as a percentage of total assets	(132)	0.8	234	(1.7)
Loans and advances to customers growth rate	(217)	3.4	340	(6.1)
Operating income growth rate	76	2.7	(81)	(3.3)
Cost-income ratio	(190)	0.2	380	(7.1)
Long-term effective tax rate	(426)	1.6	1,000	(4.0)
Capital requirements – capital adequacy ratio	—	—	372	(14.3)
Capital requirements – tier 1 capital adequacy ratio	—	—	270	(6.7)
1The expected credit losses as a percentage of loans and advances to customers reflect selected favourable and unfavourable rates.

HSBC Holdings plc Annual Report on Form 20-F
348

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is
$13.4bn to $31.0bn (2024: $13.5bn to $30.8bn), acknowledging that the fair value of the Group’s investment has ranged from $7.5bn to $13.1bn over the last five years as at the date of the impairment tests. The possible range of VIU is based on impacts set out in the table above arising from the favourable/unfavourable change in the operating income in the short to medium term, the expected credit losses as a percentage of loans and advances to customers, and a 50bps increase/decrease in the discount rate. All other long-term assumptions, and the basis of the CMC have been kept unchanged when determining the reasonably possible range of the VIU.
Selected financial information of BoCom
The statutory accounting reference date of BoCom is 31 December. For the year ended 31 December 2025, HSBC included the associate’s results on the basis of the financial statements for the 12 months ended 30 September 2025, taking into account any known changes in the subsequent period from 1 October 2025 to 31 December 2025 that would have materially affected the results.

Selected balance sheet information of BoCom
	At 30 Sep
	2025	2024
	$m	$m
Cash and balances at central banks	104,220	99,663
Due from and placements with banks and other financial institutions	123,034	122,607
Loans and advances to customers	1,265,800	1,128,603
Other financial assets	657,196	587,721
Other assets	66,665	61,086
Total assets	2,216,915	1,999,680
Due to and placements from banks and other financial institutions	346,808	326,742
Deposits from customers	1,324,734	1,195,590
Other financial liabilities	320,154	282,894
Other liabilities	40,284	38,082
Total liabilities	2,031,980	1,843,308
Total equity	184,935	156,372

Reconciliation of BoCom’s total shareholders’ equity to the carrying amount in HSBC’s consolidated financial statements
	At 30 Sep
	2025	2024
	$m	$m
Equity attributable to shareholders	183,347	154,748
Other equity instruments	(20,708)	(23,946)
Equity attributable to shareholders less other equity instruments	162,639	130,802
The Group's share of equity[1]	26,595	25,284
Impairment[2]	(4,139)	(2,917)
Carrying amount	22,456	22,367
1This balance includes goodwill originally arising on acquisition and reflects the impacts from the dilution of our shareholding in BoCom as well as BoCom's interim dividend for the six months ended 30 June 2025.
2This balance includes the impact of foreign exchange movements.

Selected income statement information of BoCom
	For the 12 months ended 30 Sep
	2025	2024
	$m	$m
Net interest income	23,886	23,180
Net fee and commission income	5,142	5,315
Credit and impairment losses	(7,056)	(7,410)
Depreciation and amortisation	(2,772)	(2,589)
Tax expense	(1,402)	(835)
Profit for the year	13,319	12,922
Other comprehensive income	292	1,361
Total comprehensive income	13,611	14,283
Dividends received from BoCom	744	745
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of
31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
The fair value of the Group’s investment in SAB was marginally below the carrying amount as at 31 December 2025. An impairment test on the carrying amount with a VIU calculation was performed. The recoverable amount as determined by the VIU calculation was higher than the carrying amount using discounted cash flow projections. SAB has also had increasing profits each year. On that basis, the Group has concluded there is no indication of impairment.
The VIU calculation was based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with
IAS 36 ‘Impairment of Assets’. Those cash flows used estimates based on SAB’s current condition and so do not include estimated cash flows arising from uncommitted future actions that may affect the performance of the investment, which will be considered at the relevant time should they arise.

HSBC Holdings plc Annual Report on Form 20-F
349

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

19	Investments in subsidiaries

Main subsidiaries of HSBC Holdings[1]
	At 31 Dec 2025
	Place of incorporation or registration	HSBC’s interest %
			Share class
Europe
HSBC Bank plc	England and Wales	100	£1 Ordinary, $0.01 Non-Cumulative Third Dollar Preference
HSBC UK Bank plc	England and Wales	100	£1 Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
Asia
Hang Seng Bank Limited[2,3]	Hong Kong	63.43	HK$5 Ordinary
HSBC Bank (China) Company Limited[4]	People’s Republic of China	100	CNY1 Ordinary
HSBC Bank Malaysia Berhad	Malaysia	100	Ordinary no par value
HSBC Life (International) Limited	Bermuda	100	HK$1 Ordinary
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	Ordinary no par value
Middle East, North Africa and Türkiye
HSBC Bank Middle East Limited	United Arab Emirates	100	$1 Ordinary and $1 Preference shares
North America
HSBC Bank USA, N.A.	US	100	$100 Common and $0.01 Preference
Latin America
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC	Mexico	99.99	MXN2 Ordinary
1Main subsidiaries are either held directly or indirectly via intermediate holding companies. There has been no material percentage change in HSBC’s shareholding for its existing main subsidiaries since 2024.
2In addition to the strategic holding disclosed above, the Group held 0.07% (2024: 0.06%) shareholding as part of its trading books.
3Based on the latest corporate substantial shareholding notice filed with Hong Kong Exchange and Clearing Limited on 21 June 2024, the Group’s shareholding in
Hang Seng Bank on 18 June 2024 was 63.04%. Movements in our shareholding since 18 June 2024 are reflected in the above table. Hang Seng Bank became a wholly owned subsidiary of the Group following the completion of the privatisation on 26 January 2026. See Note 37 for further details.
4Represents a wholly foreign owned limited liability company registered under the laws of People’s Republic of China.
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
During 2025, consistent with the Group’s capital plan, the Group’s material subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments from material subsidiaries. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
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
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Management’s judgement in estimating future cash flows: The cash flow projections for each investment are based on the latest approved plans, which include forecast capital available for distribution based on the capital requirements of the subsidiary, taking into account minimum and core capital requirements and factoring in reasonably possible uncertainties. For the impairment test as at 31 December 2025, cash flow projections until the end of 2030 were considered in line with our internal planning horizon. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model.
–Long-term growth rates: The long-term growth rate is used to extrapolate the free cash flows in perpetuity because of the long-term perspective of the legal entity. The growth rate reflects long-term inflation for the country or territory within which the investment operates.

HSBC Holdings plc Annual Report on Form 20-F
350

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
–Discount rates: The rate used to discount the cash flows is based on the cost of capital assigned to each investment, which is derived using a
CAPM and market implied cost of equity. CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-
free rate and a premium to reflect the inherent risk of the business being evaluated as well as leverage. These variables are based on the market’s assessment of the economic variables and management’s judgement. The discount rates for each investment are refined to reflect the rates of inflation for the countries or territories within which the investment operates. In addition, for the purposes of testing investments for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM, with cost of capital rates produced by external sources for businesses operating in similar markets. The impacts from climate risk are included to the extent that they are observable in discount rates and asset prices.
The carrying amount of HSBC Holdings’ investments in subsidiaries was $157.7bn at 31 December 2025 (2024: $152.3bn), an increase of $5.4bn during the year, primarily reflecting additional capital contributions of $1.9bn to HSBC Asia Holdings Limited and $0.7bn to HSBC UK Bank plc,
together with a $2.8bn impairment reversal relating to HSBC Overseas Holdings (UK) Limited. The impairment reversal was driven by improved business performance, revenue growth and continued cost discipline, which strengthened the outlook of its principal subsidiary HSBC North
America Holdings Inc. Cumulative impairment losses recognised for HSBC Overseas Holdings (UK) Limited were $18.8bn (2024: $21.6bn), with the carrying amount increasing to $16.8bn (2024: $14bn).

Impairment test results
Investments	Recoverable amount	Discount rate	Long-term growth rate
	$m	%	%
HSBC North America Holdings Inc.
At 31 Dec 2025	16,016	10.91	2.30
At 31 Dec 2024	13,264	11.00	2.25
Sensitivities of key assumptions in calculating VIU
At 31 December 2025, the recoverable amount of HSBC Overseas Holdings (UK) Limited remained sensitive to reasonably possible changes in key assumptions impacting its principal subsidiary, HSBC North America Holdings Inc.
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
The following table presents a summary of the key assumptions underlying the most sensitive inputs to the model for HSBC North America
Holdings Inc., the key risks attached to each, and details of a reasonably possible change to assumptions where, in the opinion of management, these could result in a change in VIU.

Reasonably possible changes in key assumptions
	Input	Key assumptions	Associated risks	Reasonably possible change
Investment
HSBC North America Holdings Inc. (subsidiary of HSBC Overseas Holdings (UK) Limited)	Free cash flows projections	–Level of interest rates and yield curves. –Competitors’ positions within the market.	–Strategic actions relating to revenue and costs are not achieved.	–Free cash flow projections decrease by 10%.
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–External evidence arises to suggest that the rate used is not appropriate to the business.	–Discount rate decreases by 1%.

Sensitivity of VIU to reasonably possible changes in key assumptions
In $bn (unless otherwise stated)	At 31 Dec 2025	At 31 Dec 2024
HSBC North America Holdings Inc.
VIU	16.0	13.3
Impact on VIU
100bps decrease in the discount rate – single variable[1]	1.8	1.5
10% decrease in forecast profitability – single variable[1]	(1.6)	(1.3)
1The recoverable amount of HSBC Overseas Holdings (UK) Limited represents the aggregate of recoverable amounts of the underlying subsidiaries. Single variable sensitivity analysis on a single subsidiary may therefore not be representative of the aggregate impact of the change in the variable.

HSBC Holdings plc Annual Report on Form 20-F
351

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Subsidiaries with significant non-controlling interests
	2025	2024
Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests (%)[1]	36.57	36.88
Place of business	Hong Kong	Hong Kong
	$m	$m
Profit attributable to non-controlling interests	770	905
Accumulated non-controlling interests of the subsidiary	7,001	6,879
Dividends paid to non-controlling interests	627	620
Summarised financial information:
– total assets	231,786	229,069
– total liabilities	211,124	208,908
– net operating income before changes in expected credit losses and other credit impairment charges	5,336	5,249
– profit for the year	2,097	2,434
– total comprehensive income for the year	2,509	2,482
1This includes the Group’s shareholding held under trading books 0.07% (2024: 0.06%).

20Structured entities
HSBC is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by HSBC or a third party.
Consolidated structured entities

Total assets of HSBC’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	$bn	$bn	$bn	$bn	$bn
At 31 Dec 2025	1.8	8.6	3.5	5.9	19.8
At 31 Dec 2024	2.4	7.0	7.2	1.8	18.4
Conduits
HSBC has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities. At 31 December 2025, HSBC’s principal SIC, Solitaire, did not hold any ABSs (2024: $0.7bn). Solitaire was previously funded entirely by commercial paper (‘CP’) issued to HSBC. At 31 December 2025, no CP was held by HSBC (2024: $1.0bn).
Multi-seller conduit
HSBC’s multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, HSBC bears risk equal to the transaction-specific facility offered to the multi-seller conduit, amounting to $6.4bn at 31 December 2025 (2024: $5.2bn). First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of loss protection is provided by HSBC in the form of a programme-wide enhancement facility.
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
principal in the funds.

HSBC Holdings plc Annual Report on Form 20-F
352

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to all structured entities not controlled by HSBC. The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Nature and risks associated with HSBC interests in unconsolidated structured entities
Total asset values of the entities ($m)	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
0–500	207	323	1,062	57	1,649
500–2,000	2	71	910	1	984
2,000–5,000	—	35	403	1	439
5,000–25,000	—	24	237	—	261
25,000+	—	6	41	—	47
Number of entities at 31 Dec 2025	209	459	2,653	59	3,380
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	9.4	12.4	21.8	2.8	46.4
– trading assets	—	0.2	—	—	0.2
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	7.9	19.5	—	27.4
– loans and advances to customers	9.4	—	—	1.5	10.9
– financial investments	—	—	0.4	—	0.4
– assets held for sale	—	4.3	1.9	—	6.2
– other assets	—	—	—	1.3	1.3
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.7	0.7
– other liabilities	—	—	—	0.7	0.7
Other off-balance sheet commitments	—	0.3	6.5	1.3	8.1
HSBC’s maximum exposure at 31 Dec 2025	9.4	12.7	28.3	3.4	53.8

Total asset values of the entities ($m)
0–500	167	344	1,215	46	1,772
500–2,000	2	75	911	2	990
2,000–5,000	—	30	348	1	379
5,000–25,000	—	21	212	—	233
25,000+	—	2	33	—	35
Number of entities at 31 Dec 2024	169	472	2,719	49	3,409
	$bn	$bn	$bn	$bn	$bn
Total assets in relation to HSBC’s interests in the unconsolidated structured entities	5.4	12.1	25.4	2.4	45.3
– trading assets	—	0.1	—	—	0.1
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	7.8	22.2	—	30.0
– loans and advances to customers	5.4	—	0.7	1.5	7.6
– financial investments	—	0.2	0.4	—	0.6
– assets held for sale	—	4.0	2.1	—	6.1
– other assets	—	—	—	0.9	0.9
Total liabilities in relation to HSBC’s interests in the unconsolidated structured entities	—	—	—	0.4	0.4
– other liabilities	—	—	—	0.4	0.4
Other off-balance sheet commitments	—	1.0	8.1	1.3	10.4
HSBC’s maximum exposure at 31 Dec 2024	5.4	13.1	33.5	3.3	55.3
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
HSBC managed funds
HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on funds under management is provided on page 94.
HSBC, as fund manager, may be entitled to receive management and performance fees based on the assets under management. HSBC may also retain units in these funds.

HSBC Holdings plc Annual Report on Form 20-F
353

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
HSBC sponsored structured entities
The amount of assets transferred to and income received from such sponsored structured entities during 2025 and 2024 was not significant.

21Goodwill and intangible assets

	2025	2024
	$m	$m
Goodwill	4,419	4,118
Other intangible assets[1]	8,688	8,266
At 31 Dec	13,107	12,384
1Included within other intangible assets is internally generated software with a net carrying amount of $7.5bn (2024: $7.1bn). During the year, capitalisation of internally generated software was $3.0bn (2024: $2.5bn), impairment was $0.4bn (2024: impairment of $67m) and amortisation was $2.4bn (2024: $2.0bn).

Movement analysis of goodwill
	2025	2024
	$m	$m
Gross amount
At 1 Jan	18,626	19,560
Exchange differences	1,438	(962)
Reclassified to held for sale and additions[1]	(78)	28
At 31 Dec	19,986	18,626
Accumulated impairment losses
At 1 Jan	(14,508)	(15,237)
Exchange differences	(1,059)	716
Reclassified to held for sale[1]	—	13
At 31 Dec	(15,567)	(14,508)
Net carrying amount at 31 Dec	4,419	4,118
1For the year ended 31 December 2025, this includes goodwill reclassified to held for sale associated with the sale of HSBC Life (UK) Limited, the sale of HSBC
Assurance Vie (France), the sale of the retail banking business of The Hongkong and Shanghai Banking Corporation Limited, Sri Lanka branch, and the sale of the custody business and private banking business in Germany. For the year ended 31 December 2024, this includes goodwill arising from the acquisition of
Silkroad, offset by goodwill reclassified to held for sale associated with the sales of HSBC Bank Armenia, the private banking business in Germany, and the planned sale of HSBC Assurances Vie (France). For further details, see Note 23.
Goodwill
Impairment testing
The Group’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed at 1 October each year. A review for indicators of impairment is undertaken at each subsequent quarter-end and at 31 December 2025. No indicators of impairment were identified as part of these reviews.
Basis of the recoverable amount
The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date. The
VIU is calculated by discounting management’s cash flow projections for the CGU. The key assumptions used in the VIU calculation for each individually significant CGU that is not impaired are discussed below.

Key assumptions in VIU calculation – significant CGUs at 1 October 2025[1]
	Carrying amount at 1 Oct 2025	of which goodwill	Value in use at 1 Oct 2025	Discount rate	Growth rate beyond initial cash flow	Carrying amount at 1 Oct 2024	of which goodwill	Value in use at 1 Oct 2024	Discount rate	Growth rate beyond initial cash flow projections
	$m	$m	$m	%	%	$m	$m	$m	%	%
HSBC UK Bank plc – UK	29,022	2,639	82,529	9.3	2.1	N/A	N/A	N/A	N/A	N/A
HSBC UK Bank plc – WPB	N/A	N/A	N/A	N/A	N/A	12,785	2,843	27,118	10.6	2.0
1Following change in the Group’s reportable segments effective from 1 January 2025 the Group’s CGUs are the Group’s reportable segments subdivided by main legal entities.
At 1 October 2025, aggregate goodwill of $1.8bn (1 October 2024: $1.5bn) had been allocated to CGUs that were not considered individually significant. The Group’s CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

HSBC Holdings plc Annual Report on Form 20-F
354

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Management’s judgement in estimating the cash flows of a CGU
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in the next financial year, but does consider this to be an area that is inherently judgemental. The cash flow projections for each CGU are based on forecast profitability plans approved by the Board and minimum capital levels required to support the business operations of a CGU. The Board challenges and endorses planning assumptions in light of internal capital allocation decisions necessary to support our strategy, current market conditions and macroeconomic outlook. For the 1 October 2025 impairment test, cash flow projections until the end of 2030 were considered, in line with our internal planning horizon. Key assumptions underlying cash flow projections reflect management’s outlook on interest rates and inflation, as well as business strategy, including the scale of investment in technology and automation. Our cash flow projections include known and observable climate-related opportunities and costs associated with our sustainable products and operating model. As required by IFRS Accounting Standards, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out the plan, and would therefore have recognised a provision for restructuring costs.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model
(‘CAPM’) and market implied cost of equity. CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-
free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The discount rates for each CGU are refined to reflect the rates of inflation for the countries within which the CGU operates. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM, with the cost of equity rates produced by external sources for businesses operating in similar markets. The impacts of climate risk are included to the extent that they are observable in discount rates and asset prices.
Long-term growth rate
The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of business units making up the CGUs. These growth rates reflect inflation for the countries within which the CGU operates or from which it derives revenue.
Sensitivities of key assumptions in calculating VIU
At 1 October 2025, given the extent by which VIU exceeds carrying amount, HSBC UK Bank plc CGU was not sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections. None of the remaining CGUs are individually significant.
Other intangible assets
Impairment testing
Impairment of other intangible assets is assessed in accordance with our policy explained in Note 1.2(b) by comparing the net carrying amount of
CGUs containing intangible assets with their recoverable amounts. Recoverable amounts are determined by calculating an estimated VIU or fair value, as appropriate, for each CGU. No significant impairment was recognised during the year.
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
Sensitivity of estimates relating to non-financial assets
As explained in Note 1.2(b), estimates of future cash flows for CGUs are made in the review of goodwill and non-financial assets for impairment.
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
Non-financial assets are widely distributed across CGUs within the legal entities of the Group, including Corporate Centre assets that cannot be allocated to CGUs and are therefore tested for impairment at consolidated level. The recoverable amounts of other intangible assets, owned property, plant and equipment, and right-of-use assets cannot be lower than individual asset fair values less costs to dispose, where relevant. At
31 December 2025 none of the CGUs were sensitive to reasonably possible adverse changes in key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the VIU calculation, such as the external range of discount rates observable, historical performance against forecast and risks attaching to the key assumptions underlying cash flow projections.

HSBC Holdings plc Annual Report on Form 20-F
355

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
22Prepayments, accrued income and other assets

	2025	2024
	$m	$m
Prepayments and accrued income	15,778	13,781
Settlement accounts and items in course of collection from other banks	29,961	19,050
Cash collateral and margin receivables	57,706	59,488
Bullion	34,917	16,841
Endorsements and acceptances	8,695	8,093
Insurance contract assets (Note 4)	118	132
Reinsurance contract assets	5,886	4,798
Employee benefit assets (Note 5)	8,246	7,548
Right-of-use assets	2,991	2,205
Owned property, plant and equipment	9,615	9,407
Other accounts	10,881	11,397
At 31 Dec[1]	184,794	152,740
1Prepayments, accrued income and other assets include $120.0bn (2024: $109.3bn) of financial assets, the majority of which are measured at amortised cost.

23Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	2025	2024
	$m	$m
Held for sale at 31 Dec
Disposal groups	9,713	27,126
Unallocated impairment losses[1]	(93)	(31)
Non-current assets held for sale	1,495	139
Assets held for sale	11,115	27,234
Liabilities of disposal groups held for sale	23,382	29,011
1This represents impairment losses in excess of the carrying value of the non-current assets in scope of IFRS 5 for measurement, recognised against the total assets of the disposal group.
Disposal groups
Retained portfolio of home and certain other loans in France
Following the sale of our French retail banking operations on 1 January 2024, HSBC Continental Europe retained a portfolio of home and certain other loans, with a carrying value of €7.1bn ($8.3bn) at the time of sale.  On 31 October 2025, HSBC Continental Europe completed the sale of its retained portfolio to a consortium comprising Rothesay Life plc and CCF. Prior to their derecognition at completion, as at 30 September 2025, related balances stood at $6.0bn in loans. The completion of the transaction resulted in the recycling of cumulative fair value losses of $1.5bn to the income statement that were previously recognised through other comprehensive income. For the year ended 31 December 2025, we additionally recognised a $0.1bn mark-to-market gain in ‘net income from financial instruments held for trading or managed on a fair value basis’
arising on certain non-qualifying economic hedges that were used to hedge interest rate risk on the portfolio. These non-qualifying economic hedges were derecognised following completion of the transaction.
Other disposals
On 30 January 2026, HSBC Bank plc completed the sale of its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. Prior to completion, as at 31 December 2025, the balances that remained classified as held for sale were $6.6bn in assets and $6.4bn in liabilities. For the year ended 31 December 2025, we recognised a loss on disposal of $0.1bn. In the first quarter of 2026, we will recycle foreign currency translation reserves to the income statement. These stood at a cumulative $0.2bn loss as at 31 December 2025.
On 27 November 2025, HSBC Bank Middle East Limited, Bahrain branch, completed the sale of its retail banking operations in Bahrain to Bank of
Bahrain and Kuwait B.S.C., recognising a pre-tax gain on disposal of $0.1bn.
On 31 October 2025, HSBC Continental Europe completed the sale of its French life insurance business, HSBC Assurances Vie (France), to
Matmut Société d’Assurance Mutuelle. Prior to their derecognition at completion, as at 30 September 2025, related balances stood at $28.2bn in assets and $27.2bn in liabilities. For the year ended 31 December 2025, we recognised a $0.2bn pre-tax loss inclusive of migration costs and the recycling of related reserves.
On 3 October 2025, HSBC Continental Europe completed the sale of its private banking business in Germany to BNP Paribas at which point we recognised a pre-tax gain on disposal of $0.2bn. Prior to their derecognition at completion, as at 30 September 2025, related balances stood at
$1.5bn in assets and $1.5bn in liabilities.
On 24 September 2025, The Hongkong and Shanghai Banking Corporation Limited, Sri Lanka branch, entered into a binding agreement to sell its retail banking business to Nations Trust Bank PLC. Regulatory approvals for the transaction have now been received, and completion is expected in the first half 2026, at which point an estimated immaterial pre-tax gain on disposal will be recognised.
On 16 September 2025, HSBC Continental Europe signed a put option agreement with CrediaBank S.A. regarding the potential sale of its majority shareholding of 70.03% in HSBC Bank Malta plc. On 22 December 2025, pursuant to the terms of the put option agreement and following completion of HSBC Continental Europe's employee information and consultation process in France, a Sale and Purchase Agreement for the transaction was signed. The transaction, which remains subject to regulatory approvals, did not meet the criteria for held for sale in the fourth quarter of 2025, given completion is now expected in the first half of 2027. The sale is expected to generate an estimated pre-tax loss of $0.4bn, inclusive of migration costs, which we expect to recognise largely in the first half of 2026 upon classification of the disposal group as held for sale.

HSBC Holdings plc Annual Report on Form 20-F
356

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
On 27 July 2025, HSBC Latin America Holdings (UK) Limited entered into a binding agreement to sell HSBC Bank (Uruguay) S.A. to a subsidiary of
BTG Pactual Holding SA. The disposal group met the held for sale criteria and an immaterial loss on disposal was recognised in the third quarter of
2025, with balances remaining classified as held for sale at 31 December 2025 of $2.1bn in assets and $2.0bn in liabilities. The transaction, which is subject to regulatory approvals, is expected to complete in the second half of 2026.
On 11 July 2025, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, reached an agreement to sell its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The disposal group met the held for sale criteria in the third quarter of 2025, with immaterial balances remaining classified as held for sale at 31 December 2025. This transaction, which remains subject to regulatory approval, is expected to complete in the second half of 2026, at which point an immaterial gain on disposal will be recognised.
On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas. This transaction is anticipated to be completed in a phased manner, starting in the first quarter of 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria in the second quarter of 2025, with balances remaining classified as held for sale at 31 December 2025 of $0.4bn in assets and
$12.5bn in liabilities. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised in line with completion of client transfers.
On 25 September 2024, HSBC Bank plc reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd. The disposal group met held for sale criteria in the fourth quarter of 2024, with balances remaining classified as held for sale at 31 December 2025 of
$0.4bn in assets and $2.1bn in liabilities. The transaction is expected to complete in the first quarter of 2026. Upon subsequent wind-down of the entity, expected in the second half of 2026, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 31 December 2025, foreign currency translation reserve and other reserve losses stood at $0.1bn.
At 31 December 2025, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	South Africa[1]	German custody business[2]	Uruguay	UK life insurance business	Sri Lanka retail banking business	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	—	—	335	—	2	—	337
Trading assets	—	—	113	—	—	—	113
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	—	—	6,351	—	—	6,351
Derivatives	8	—	6	—	—	—	14
Loans and advances to banks	—	16	29	—	—	—	45
Loans and advances to customers	431	323	1,314	—	101	21	2,190
Financial investments	—	—	294	—	—	—	294
Goodwill	—	—	—	—	3	—	3
Prepayments, accrued income and other assets	3	17	51	273	15	7	366
Total assets at 31 Dec 2025	442	356	2,142	6,624	121	28	9,713

Liabilities of disposal groups held for sale
Deposits by banks	—	116	15	—	—	—	131
Customer accounts	2,056	12,316	1,369	—	430	2	16,173
Financial liabilities designated at fair value	—	—	—	1,345	—	—	1,345
Derivatives	13	—	3	—	—	—	16
Debt securities in issue	—	—	495	—	—	—	495
Insurance contract liabilities	—	—	—	4,925	—	—	4,925
Accruals, deferred income and other liabilities	13	33	77	116	40	18	297
Total liabilities at 31 Dec 2025	2,082	12,465	1,959	6,386	470	20	23,382

Expected date of completion	First quarter of 2026	First half of 2027	Second half of 2026	First quarter of 2026	First half of 2026
Operating segment	CIB and Corporate Centre	CIB	Corporate Centre	IWPB	IWPB

HSBC Holdings plc Annual Report on Form 20-F
357

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
At 31 December 2024, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	French life insurance business	Germany private banking business	South Africa[1]	Other	Total
	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	—	1,896	—	—	1,896
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14,560	—	—	—	14,560
Derivatives	26	—	10	—	36
Loans and advances to banks	144	—	—	—	144
Loans and advances to customers	—	309	656	—	965
Financial investments	8,500	—	—	—	8,500
Goodwill	—	5	—	—	5
Prepayments, accrued income and other assets	992	21	7	—	1,020
Total assets at 31 Dec 2024	24,222	2,231	673	—	27,126

Liabilities of disposal groups held for sale
Customer accounts	—	2,085	3,294	20	5,399
Financial liabilities designated at fair value	11	119	—	—	130
Derivatives	—	—	19	—	19
Insurance contract liabilities	21,811	—	—	—	21,811
Accruals, deferred income and other liabilities	1,598	22	32	—	1,652
Total liabilities at 31 Dec 2024	23,420	2,226	3,345	20	29,011

Date of completion	31 October 2025	31 October 2025	First quarter of 2026
Operating segment	IWPB	IWPB	CIB and Corporate Centre
1Under the financial terms of the sale of our South Africa business, HSBC Bank plc will transfer the business with a net nil asset value at book value less any provisions. The purchase price for the asset value of $0.4bn will be satisfied by the transfer of agreed liabilities of $2.1bn. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. Based upon the net liabilities of the disposal group at 31 December
2025, HSBC Bank plc would be expected to include a cash contribution of $1.7bn.
2    Under the financial terms of the sale of our German custody business, HSBC Continental Europe will transfer a nil net asset value for each client transferred, by way of inclusion of additional cash.

24Trading liabilities

	2025	2024
	$m	$m
Deposits by banks[1]	9,353	7,671
Customer accounts[1]	10,089	10,709
Other debt securities in issue (Note 26)	40	73
Other liabilities – net short positions in securities	52,640	47,529
At 31 Dec	72,122	65,982
1‘Deposits by banks’ and ‘Customer accounts’ include repos, stock lending and other amounts.

25Financial liabilities designated at fair value

HSBC
	2025	2024
	$m	$m
Deposits by banks and customer accounts[1]	27,491	23,773
Liabilities to customers under investment contracts	5,288	5,931
Debt securities in issue (Note 26)	116,502	99,706
Subordinated liabilities (Note 29)	9,175	9,317
At 31 Dec	158,456	138,727
1Structured deposits placed at HSBC Bank USA are insured by the Federal Deposit Insurance Corporation, a US government agency, up to $250,000 per depositor.
The carrying amount of financial liabilities designated at fair value was $2,691m less than the contractual amount at maturity (2024: $4,365m less).
The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $2,252m (2024: loss of $1,655m).

HSBC Holdings
	2025	2024
	$m	$m
Debt securities in issue (Note 26)	44,687	33,268
Subordinated liabilities (Note 29)	8,220	8,314
At 31 Dec	52,907	41,582
The carrying amount of financial liabilities designated at fair value was $1,161m more than the contractual amount at maturity (2024: $17m less).
The cumulative amount of change in fair value attributable to changes in credit risk was a loss of $430m (2024: $540m).

HSBC Holdings plc Annual Report on Form 20-F
358

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
26Debt securities in issue

HSBC
	2025	2024
	$m	$m
Bonds and medium-term notes	185,974	163,903
Other debt securities in issue	30,243	41,661
Total debt securities in issue	216,217	205,564
Included within:
– trading liabilities (Note 24)	(40)	(73)
– financial liabilities designated at fair value (Note 25)	(116,502)	(99,706)
At 31 Dec	99,675	105,785

HSBC Holdings
	2025	2024
	$m	$m
Debt securities	113,711	97,588
Included within:
– financial liabilities designated at fair value (Note 25)	(44,687)	(33,268)
At 31 Dec	69,024	64,320
27Accruals, deferred income and other liabilities

	2025	2024
	$m	$m
Accruals and deferred income	16,143	16,277
Settlement accounts and items in course of transmission to other banks	30,246	24,692
Cash collateral and margin payables	60,841	58,040
Endorsements and acceptances	8,708	8,102
Employee benefit liabilities (Note 5)	1,071	1,017
Reinsurance contract liabilities	682	701
Lease liabilities	3,320	2,459
Other liabilities	21,112	19,052
At 31 Dec[1]	142,123	130,340
1Accruals, deferred income and other liabilities include $133.5bn (2024: $122.1bn) of financial liabilities, the majority of which are measured at amortised cost.

28 Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2025	199	295	85	457	1,036
Additions	991	1,580	39	174	2,784
Amounts utilised	(525)	(194)	(25)	(64)	(808)
Unused amounts reversed	(108)	(47)	(34)	(68)	(257)
Exchange and other movements	21	28	4	(2)	51
At 31 Dec 2025	578	1,662	69	497	2,806
Contractual commitments[1]
At 1 Jan 2025					688
Net change in expected credit loss provision and other movements					(53)
At 31 Dec 2025					635
Total provisions
At 31 Dec 2024					1,724
At 31 Dec 2025					3,441

Provisions (excluding contractual commitments)
At 1 Jan 2024	284	380	130	420	1,214
Additions	181	205	36	203	625
Amounts utilised	(193)	(228)	(48)	(105)	(574)
Unused amounts reversed	(63)	(63)	(35)	(82)	(243)
Exchange and other movements	(10)	1	2	21	14
At 31 Dec 2024	199	295	85	457	1,036
Contractual commitments[1]
At 1 Jan 2024					527
Net change in expected credit loss provision and other movements					161
At 31 Dec 2024					688
Total provisions
At 31 Dec 2023					1,741
At 31 Dec 2024					1,724
1Contractual commitments include the expected credit loss provision in relation to off-balance sheet financial guarantee contracts and commitments to which the impairment requirements in IFRS 9 are applied; and provisions for performance and other guarantee contracts.

HSBC Holdings plc Annual Report on Form 20-F
359

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see
Note 33. Further analysis of the movement in the expected credit loss provision is disclosed within the ‘Reconciliation of changes in gross carrying/
nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 158.
Brazil PIS and COFINS tax matters
Beginning in the late 1990s, HSBC Bank Brasil S.A. – Banco Múltiplo (‘HSBC Brazil’) and other financial services firms brought legal proceedings in
Brazil challenging the assessment of Contribution to the Social Integration Programme (‘PIS’) and Contribution for the Financing of Social Security
(‘COFINS’) taxes, which are federal taxes imposed on gross revenues earned by legal entities in Brazil. The Supreme Court of Brazil selected three cases – one involving an insurer, in 2007, and two involving other banks, in 2011 – to set standards that would apply to all of these proceedings. In
June 2023, the court ruled against the financial services firms in all three cases. The standards set by the court in this ruling have not yet been applied to HSBC Brazil’s legacy cases, liability for which remained with HSBC after the sale of HSBC’s operations in Brazil to Bradesco in 2016. In
May 2025, the first instance judicial court delivered a favourable judgment in HSBC Brazil’s second largest legacy PIS and COFINS case, which has been appealed by the Brazilian Tax Authority. There are many factors that may affect the range of outcomes and any resulting financial impact for
HSBC. Based upon the information currently available, a provision was recognised in respect of one legacy case. The remaining additional tax liability subject to challenge on all legacy PIS and COFINS cases is up to $0.4bn. As at 31 December 2025, no provision has been booked for this amount.
Bernard L. Madoff Investment Securities LLC
In a 2009 lawsuit in Luxembourg relating to the Bernard L. Madoff Investment Securities LLC fraud, HSBC Securities Services Luxembourg
(‘HSSL’) is defending a claim brought by Herald Fund SPC (‘Herald’) for restitution of securities and $521m in cash (plus interest) or, alternatively damages in the amount of $5.6bn (plus interest). On 24 October 2025, the Luxembourg Court of Cassation denied HSSL’s appeal in respect of
Herald’s securities restitution claim, but accepted HSSL’s appeal in respect of Herald’s cash restitution claim. HSSL will now pursue a second appeal before the Luxembourg Court of Appeal. If HSSL is unsuccessful in that second appeal, it will contest the amount HSSL is required to pay in subsequent proceedings before the Court of Appeal. Following this development, we recognised a $1.1bn provision. Given the pendency of the second appeal and the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different.
Tax-related investigations
Since 2023 the French National Financial Prosecutor (‘PNF’) had been investigating HSBC Continental Europe and the Paris branch of HSBC Bank plc in connection with the dividend withholding tax treatment of certain historical trading activities. During the year a provision of $0.3bn was recognised, and in January 2026 HSBC Bank plc reached an agreement with the PNF to resolve its investigation. HSBC Bank plc paid a total of
€302m and the matter is now closed.

29Subordinated liabilities

HSBC’s subordinated liabilities
	2025	2024
	$m	$m
At amortised cost	28,406	25,958
– subordinated liabilities	27,467	25,080
– preferred securities	939	878
Designated at fair value (Note 25)	9,175	9,317
– subordinated liabilities	9,175	9,317
At 31 Dec	37,581	35,275
Issued by HSBC subsidiaries	2,978	3,144
Issued by HSBC Holdings	34,603	32,131
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
The balance sheet amounts disclosed in the following table are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital, principally due to regulatory amortisation and regulatory eligibility limits.

HSBC Holdings plc Annual Report on Form 20-F
360

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

HSBC’s subordinated liabilities: subsidiaries
	2025	2024
	$m	$m
Additional tier 1 capital securities issued by HSBC subsidiaries	819	732
Tier 2 securities issued by HSBC subsidiaries
– Tier 2 securities issued by HSBC Bank plc	497	715
– Tier 2 securities issued by HSBC Bank USA Inc	224	223
– Tier 2 securities issued by HSBC Bank USA N.A.	1,438	1,431
Securities issued by other HSBC subsidiaries	—	43
Subordinated liabilities issued by HSBC subsidiaries at 31 Dec	2,978	3,144

HSBC Holdings’ subordinated liabilities
	2025	2024
	$m	$m
At amortised cost	26,114	23,548
Designated at fair value (Note 25)	8,220	8,314
At 31 Dec[1]	34,334	31,862
1This includes Tier 2 securities.
Guaranteed by HSBC Bank plc
Capital securities guaranteed by HSBC Bank plc were issued by a Jersey limited partnership. The proceeds of these were lent to the guarantor by the limited partnership in the form of subordinated notes. These capital securities qualified as additional tier 1 capital for HSBC and HSBC Bank plc
(on a solo and a consolidated basis) under CRR II until 31 December 2021 by virtue of the grandfathering provision. Since 31 December 2021, these securities have no longer qualified as regulatory capital for HSBC or HSBC Bank plc.
As at 31 December 2025 the preferred securities are intended to provide investors with rights to income and capital distributions, as well as distributions upon liquidation of the issuer that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of the issuer. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC Bank plc’s capital adequacy requirements, or if HSBC Bank plc has insufficient distributable reserves (as defined).
HSBC Bank plc have covenanted that, if prevented under certain circumstances from paying distributions on the preferred securities in full, they will not pay dividends or other distributions in respect of their ordinary shares, or repurchase or redeem their ordinary shares, until the distribution on the preferred securities has been paid in full.
If the preferred securities are outstanding in November 2048, or if the total capital ratio of HSBC Bank plc (on a solo or consolidated basis) falls below the regulatory minimum required, or if the Directors expect it to do so in the near term, provided that proceedings have not been commenced for the liquidation, dissolution or winding up of HSBC Bank plc, the holders’ interests in the preferred security will be exchanged for interests in preference shares issued by HSBC Bank plc that have economic terms which are in all material respects equivalent to the preferred security and its guarantee.
Tier 2 securities
Tier 2 capital securities are dated subordinated securities on which there is an obligation to pay coupons. These capital securities are included within HSBC’s regulatory capital base as tier 2 capital under CRR II. CRR II grandfathering provisions expired on 26 June 2025 and previously grandfathered securities are now ineligible as regulatory capital for HSBC. In accordance with CRR II, the capital contribution of all tier 2 securities is amortised for regulatory purposes in their final five years before maturity.

30Maturity analysis of assets, liabilities and off-balance sheet commitments
The table on page 361 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
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
–Liabilities under insurance contracts included in ‘non-financial liabilities’ are irrespective of contractual maturity included in the ‘Due over 5 years’ time bucket in the maturity table provided below. An analysis of the present value of expected future cash flows of insurance contract liabilities and contractual service margin is provided on page 319. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due over 5 years’ time bucket, although such contracts are subject to surrender and transfer options by the policyholders.
–Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

HSBC Holdings plc Annual Report on Form 20-F
361

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
HSBC

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	242,859	—	—	—	—	—	—	—	242,859
Hong Kong Government certificates of indebtedness	44,063	—	—	—	—	—	—	—	44,063
Trading assets	358,864	4,209	1,551	646	349	534	—	—	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	7,659	1,002	2,061	1,273	1,041	6,097	10,937	102,993	133,063
Derivatives	234,390	149	176	151	79	287	2,339	169	237,740
Loans and advances to banks	74,341	13,842	5,664	4,899	3,056	2,675	3,293	692	108,462
Loans and advances to customers	150,457	70,926	59,646	36,257	36,897	96,320	186,262	351,634	988,399
– personal	50,268	11,938	8,704	7,160	6,295	21,281	55,491	310,594	471,731
– corporate and commercial	86,383	50,794	41,517	19,824	23,073	54,426	108,282	32,680	416,979
– financial	13,806	8,194	9,425	9,273	7,529	20,613	22,489	8,360	99,689
Reverse repurchase agreements – non-trading	199,154	41,434	20,115	9,474	5,575	12,837	9,803	—	298,392
Financial investments	41,092	75,509	44,525	20,166	17,973	62,079	199,798	106,069	567,211
Assets held for sale[1]	1,279	559	418	246	737	365	904	6,303	10,811
Accrued income and other financial assets	103,776	7,104	4,989	817	715	350	593	1,664	120,008
Financial assets at 31 Dec 2025	1,457,934	214,734	139,145	73,929	66,422	181,544	413,929	569,524	3,117,161
Non-financial assets	—	—	—	—	—	—	—	115,873	115,873
Total assets at 31 Dec 2025	1,457,934	214,734	139,145	73,929	66,422	181,544	413,929	685,397	3,233,034
Off-balance sheet commitments received
Loan and other credit-related commitments	52,535	—	—	—	—	—	—	—	52,535
Financial liabilities
Hong Kong currency notes in circulation	44,063	—	—	—	—	—	—	—	44,063
Deposits by banks	81,954	2,433	972	104	83	6,518	1,653	4,235	97,952
Customer accounts	1,518,208	162,033	62,389	19,424	17,348	5,042	2,249	135	1,786,828
– personal	697,222	110,013	47,005	14,460	12,118	4,128	2,108	—	887,054
– corporate and commercial	623,088	38,493	13,242	3,597	3,146	686	88	134	682,474
– financial	197,898	13,527	2,142	1,367	2,084	228	53	1	217,300
Repurchase agreements – non-trading	180,780	12,964	10,257	619	174	180	—	—	204,974
Trading liabilities	68,054	2,093	1,975	—	—	—	—	—	72,122
Financial liabilities designated at fair value	23,306	12,208	8,709	4,775	5,877	21,508	39,904	42,169	158,456
– debt securities in issue: unsecured	8,380	7,958	7,169	3,608	3,854	18,928	35,405	30,671	115,973
– subordinated liabilities and preferred securities	1	—	—	—	895	892	1,185	6,202	9,175
– other	14,925	4,250	1,540	1,167	1,128	1,688	3,314	5,296	33,308
Derivatives	235,555	97	89	13	39	128	245	1,688	237,854
Debt securities in issue	5,912	4,399	6,892	3,999	4,955	8,039	32,934	32,545	99,675
– covered bonds	—	—	—	—	—	670	1,537	—	2,207
– otherwise secured	507	43	62	58	338	201	691	2,401	4,301
– unsecured	5,405	4,356	6,830	3,941	4,617	7,168	30,706	30,144	93,167
Liabilities of disposal groups held for sale[2]	15,901	404	145	32	98	10	118	1,626	18,334
Accruals and other financial liabilities	110,867	11,030	5,050	1,019	1,037	820	2,230	1,470	133,523
Subordinated liabilities	—	—	—	—	—	2	906	27,498	28,406
Total financial liabilities at 31 Dec 2025	2,284,600	207,661	96,478	29,985	29,611	42,247	80,239	111,366	2,882,187
Non-financial liabilities	—	—	—	—	—	—	—	145,181	145,181
Total liabilities at 31 Dec 2025	2,284,600	207,661	96,478	29,985	29,611	42,247	80,239	256,547	3,027,368
Off-balance sheet commitments given
Loan and other credit-related commitments	948,261	67	20	30	43	10	190	16	948,637
– personal	272,532	—	—	—	—	—	—	—	272,532
– corporate and commercial	516,435	67	20	30	43	10	190	16	516,811
– financial	159,294	—	—	—	—	—	—	—	159,294

HSBC Holdings plc Annual Report on Form 20-F
362

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Maturity analysis of assets, liabilities and off-balance sheet commitments (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	267,674	—	—	—	—	—	—	—	267,674
Hong Kong Government certificates of indebtedness	42,293	—	—	—	—	—	—	—	42,293
Trading assets	311,277	1,374	679	337	774	401	—	—	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,329	1,497	1,218	810	1,570	4,010	11,503	88,832	115,769
Derivatives	264,689	401	709	377	164	364	524	1,409	268,637
Loans and advances to banks	69,778	16,300	3,871	4,264	2,922	2,276	2,236	392	102,039
Loans and advances to customers	135,250	69,955	53,557	36,945	38,985	89,061	176,645	330,260	930,658
– personal	45,221	10,236	7,634	6,705	6,197	19,683	53,434	295,588	444,698
– corporate and commercial	78,170	52,618	38,440	22,858	25,292	54,832	102,637	29,102	403,949
– financial	11,859	7,101	7,483	7,382	7,496	14,546	20,574	5,570	82,011
Reverse repurchase agreements – non-trading	179,590	36,552	15,054	3,715	6,659	7,400	3,579	—	252,549
Financial investments	35,780	74,850	50,650	15,907	20,465	54,125	143,870	97,519	493,166
Assets held for sale[1]	2,711	170	215	401	711	513	2,465	19,170	26,356
Accrued income and other financial assets	94,803	6,831	4,127	648	579	498	346	1,504	109,336
Financial assets at 31 Dec 2024	1,410,174	207,930	130,080	63,404	72,829	158,648	341,168	539,086	2,923,319
Non-financial assets	—	—	—	—	—	—	—	93,729	93,729
Total assets at 31 Dec 2024	1,410,174	207,930	130,080	63,404	72,829	158,648	341,168	632,815	3,017,048
Off-balance sheet commitments received
Loan and other credit-related commitments	41,875	—	—	—	—	—	—	—	41,875
Financial liabilities
Hong Kong currency notes in circulation	42,293	—	—	—	—	—	—	—	42,293
Deposits by banks	54,714	1,595	2,227	653	3,924	507	9,919	458	73,997
Customer accounts	1,382,204	168,423	58,928	19,062	17,389	6,482	2,353	114	1,654,955
– personal	640,031	111,341	41,429	13,429	11,109	3,983	1,981	—	823,303
– corporate and commercial	564,693	45,047	14,708	3,991	4,748	1,968	332	106	635,593
– financial	177,480	12,035	2,791	1,642	1,532	531	40	8	196,059
Repurchase agreements – non-trading	168,075	10,340	1,176	450	473	171	—	195	180,880
Trading liabilities	58,069	4,933	2,873	7	100	—	—	—	65,982
Financial liabilities designated at fair value	19,037	8,732	5,890	4,765	5,600	17,013	43,274	34,416	138,727
– debt securities in issue: unsecured	8,431	4,148	3,557	2,885	4,362	14,660	38,259	22,866	99,168
– subordinated liabilities and preferred securities	—	—	—	1,011	—	886	1,871	5,548	9,316
– other	10,606	4,584	2,333	869	1,238	1,467	3,144	6,002	30,243
Derivatives	262,928	2	6	3	1	43	192	1,273	264,448
Debt securities in issue	5,761	10,915	10,330	7,332	7,239	14,724	22,311	27,173	105,785
– covered bonds	—	—	—	—	—	—	1,253	—	1,253
– otherwise secured	511	47	67	64	61	664	520	2,236	4,170
– unsecured	5,250	10,868	10,263	7,268	7,178	14,060	20,538	24,937	100,362
Liabilities of disposal groups held for sale[2]	5,356	223	42	2	107	—	—	1,448	7,178
Accruals and other financial liabilities	99,424	11,827	5,415	1,013	1,241	902	1,489	738	122,049
Subordinated liabilities	—	—	1,719	16	—	—	861	23,362	25,958
Total financial liabilities at 31 Dec 2024	2,097,861	216,990	88,606	33,303	36,074	39,842	80,399	89,177	2,682,252
Non-financial liabilities	—	—	—	—	—	—	—	142,523	142,523
Total liabilities at 31 Dec 2024	2,097,861	216,990	88,606	33,303	36,074	39,842	80,399	231,700	2,824,775
Off-balance sheet commitments given
Loan and other credit-related commitments	861,181	74	12	85	49	6	57	114	861,578
– personal	253,522	—	—	—	—	—	—	—	253,522
– corporate and commercial	460,762	74	12	85	49	6	57	114	461,159
– financial	146,897	—	—	—	—	—	—	—	146,897
1Unallocated impairment losses in relation to disposal groups of $0.09bn (2024: $0.03bn) and non-financial assets of $0.26bn (2024: $0.92bn) that are presented within assets held for sale on the balance sheet have been included within non-financial assets in the table above.
2A total of $5.00bn (2024: $21.83bn) of non-financial liabilities that are presented within liabilities of disposal groups held for sale on the balance sheet have been included within non-financial liabilities in the table above.

HSBC Holdings plc Annual Report on Form 20-F
363

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	5,079	—	—	—	—	—	—	—	5,079
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	—	—	—	—	4,863	31,702	30,652	67,217
Derivatives	1,371	26	10	—	—	114	118	303	1,942
Loans and advances to HSBC undertakings	6,250	—	1,760	—	—	2,049	7,331	23,110	40,500
Trading assets	—	—	—	—	—	—	—	—	—
Financial investments	11,736	3,734	—	—	—	—	—	—	15,470
Accrued income and other financial assets	1,864	803	404	209	5	—	—	—	3,285
Total financial assets at 31 Dec 2025	26,300	4,563	2,174	209	5	7,026	39,151	54,065	133,493
Non-financial assets	—	—	—	—	—	—	—	159,527	159,527
Total assets at 31 Dec 2025	26,300	4,563	2,174	209	5	7,026	39,151	213,592	293,020
Financial liabilities
Amounts owed to HSBC undertakings	—	89	—	—	—	—	—	—	89
Financial liabilities designated at fair value	—	1,760	—	—	895	8,750	15,138	26,364	52,907
– debt securities in issue	—	1,760	—	—	—	7,858	13,953	21,117	44,688
– subordinated liabilities and preferred securities	—	—	—	—	895	892	1,185	5,247	8,219
Derivatives	1,299	1	86	3	22	175	519	1,346	3,451
Debt securities in issue	—	—	1,535	408	—	2,711	33,550	30,820	69,024
Accruals and other financial liabilities	294	1,109	676	140	34	—	—	21	2,274
Subordinated liabilities	—	—	—	—	—	—	901	25,213	26,114
Total financial liabilities at 31 Dec 2025	1,593	2,959	2,297	551	951	11,636	50,108	83,764	153,859
Non-financial liabilities	—	—	—	—	—	—	—	12	12
Total liabilities at 31 Dec 2025	1,593	2,959	2,297	551	951	11,636	50,108	83,776	153,871

Financial assets
Cash at bank and in hand:
– balances with HSBC undertakings	2,548	—	—	—	—	—	—	—	2,548
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	—	—	—	—	—	5,835	31,547	23,904	61,286
Derivatives	2,339	—	24	—	—	243	162	286	3,054
Loans and advances to HSBC undertakings	8,500	—	120	—	13	1,640	6,739	20,665	37,677
Trading assets	709	—	—	—	—	—	—	—	709
Financial investments	6,141	4,187	—	—	—	—	—	—	10,328
Accrued income and other financial assets	2,719	856	292	203	11	—	—	—	4,081
Total financial assets at 31 Dec 2024	22,956	5,043	436	203	24	7,718	38,448	44,855	119,683
Non-financial assets	—	—	—	—	—	—	—	154,574	154,574
Total assets at 31 Dec 2024	22,956	5,043	436	203	24	7,718	38,448	199,429	274,257
Financial liabilities
Amounts owed to HSBC undertakings	—	231	—	—	—	—	—	—	231
Financial liabilities designated at fair value	—	—	—	1,012	—	3,641	16,907	20,022	41,582
– debt securities in issue	—	—	—	—	—	2,755	15,036	15,476	33,267
– subordinated liabilities and preferred securities	—	—	—	1,012	—	886	1,871	4,546	8,315
Derivatives	1,502	89	144	44	45	209	794	2,513	5,340
Debt securities in issue	—	—	—	—	—	14,897	24,395	25,028	64,320
Accruals and other financial liabilities	351	1,713	831	129	31	—	—	20	3,075
Subordinated liabilities	—	—	1,541	—	—	—	836	21,171	23,548
Total financial liabilities at 31 Dec 2024	1,853	2,033	2,516	1,185	76	18,747	42,932	68,754	138,096
Non-financial liabilities	—	—	—	—	—	—	—	22	22
Total liabilities at 31 Dec 2024	1,853	2,033	2,516	1,185	76	18,747	42,932	68,776	138,118

HSBC Holdings plc Annual Report on Form 20-F
364

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
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
In addition, loan and other credit-related commitments and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Deposits by banks	81,989	2,617	1,582	9,192	4,334	99,714
Customer accounts	1,518,669	164,800	100,734	8,079	135	1,792,417
Repurchase agreements – non-trading	180,768	13,771	11,169	180	—	205,888
Trading liabilities	72,122	—	—	—	—	72,122
Financial liabilities designated at fair value	23,595	12,871	21,954	72,552	52,326	183,298
Derivatives	235,317	246	395	1,870	2,885	240,713
Debt securities in issue	5,928	5,312	18,421	51,297	38,047	119,005
Subordinated liabilities	39	368	1,424	8,085	38,878	48,794
Other financial liabilities[1]	153,469	8,753	5,312	2,881	1,838	172,253
	2,271,896	208,738	160,991	154,136	138,443	2,934,204
Loan and other credit-related commitments	948,277	66	94	200	—	948,637
Financial guarantees[2]	17,476	—	—	—	—	17,476
At 31 Dec 2025	3,237,649	208,804	161,085	154,336	138,443	3,900,317
Proportion of cash flows payable in period	83%	5%	4%	4%	4%

Deposits by banks	54,819	1,759	7,381	11,242	511	75,712
Customer accounts	1,382,666	171,917	97,667	10,089	113	1,662,452
Repurchase agreements – non-trading	168,633	10,425	2,195	188	196	181,637
Trading liabilities	65,982	—	—	—	—	65,982
Financial liabilities designated at fair value	19,139	9,042	18,462	70,587	45,767	162,997
Derivatives	262,014	531	1,008	2,034	2,765	268,352
Debt securities in issue	5,780	11,309	27,103	45,725	32,129	122,046
Subordinated liabilities	39	120	2,959	7,373	35,512	46,003
Other financial liabilities[1]	138,319	9,754	5,421	2,206	608	156,308
	2,097,391	214,857	162,196	149,444	117,601	2,741,489
Loan and other credit-related commitments	861,193	78	146	63	98	861,578
Financial guarantees[2]	16,998	—	—	—	—	16,998
At 31 Dec 2024	2,975,582	214,935	162,342	149,507	117,699	3,620,065
Proportion of cash flows payable in period	83%	6%	4%	4%	3%
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
HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level. During
2025, consistent with the Group’s capital plan, the Group’s material subsidiaries did not experience any significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged with regard to planned dividends or payments from material subsidiaries. However, the ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, exchange controls, statutory reserves, and financial and operating performance.
HSBC Holdings currently has sufficient liquidity to meet its present and forecast requirements.

HSBC Holdings plc Annual Report on Form 20-F
365

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
In addition, loan and other credit-related commitments and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 1 year	Due over 1 year but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m
Amounts owed to HSBC undertakings	—	89	—	—	—	89
Financial liabilities designated at fair value	23	2,230	2,786	30,944	32,214	68,197
Derivatives	796	47	608	857	1,614	3,922
Debt securities in issue	—	796	4,080	45,834	36,373	87,083
Subordinated liabilities	—	353	1,336	7,508	35,087	44,284
Other financial liabilities	274	40	—	—	21	335
At 31 Dec 2025	1,093	3,555	8,810	85,143	105,309	203,910

Amounts owed to HSBC undertakings	—	231	—	—	—	231
Financial liabilities designated at fair value	2	133	2,254	26,335	26,788	55,512
Derivatives	669	202	1,344	2,591	1,658	6,464
Debt securities in issue	—	254	1,697	47,771	29,706	79,428
Subordinated liabilities	—	105	2,627	6,794	31,773	41,299
Other financial liabilities	351	1,735	991	—	20	3,097
At 31 Dec 2024	1,022	2,660	8,913	83,491	89,945	186,031
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
For risk management purposes, the net amounts of loans and advances to customers are subject to limits, which are monitored and the relevant customer agreements are subject to review and updated, as necessary, to ensure the legal right to set off remains appropriate.

HSBC Holdings plc Annual Report on Form 20-F
366

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Offsetting of financial assets and financial liabilities
	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[1]	Total
			Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments, including non- cash collateral	Cash collateral	Net amount
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Derivatives (Note 15)[2]	330,338	(97,243)	233,095	(202,744)	(26,074)	4,277	4,645	237,740
Reverse repos, stock borrowing and similar agreements classified as:[3]
– trading assets	31,450	(610)	30,840	(30,839)	(1)	—	2,556	33,396
– non-trading assets	504,986	(224,173)	280,813	(279,149)	(207)	1,457	17,640	298,453
Loans and advances to customers[4]	39,273	(18,826)	20,447	(17,395)	(81)	2,971	2	20,449
At 31 Dec 2025	906,047	(340,852)	565,195	(530,127)	(26,363)	8,705	24,843	590,038

Derivatives (Note 15)[2]	372,699	(112,746)	259,953	(230,133)	(22,730)	7,090	8,684	268,637
Reverse repos, stock borrowing and similar agreements classified as:[3]
– trading assets	25,077	(637)	24,440	(24,428)	(10)	2	757	25,197
– non-trading assets	386,124	(154,133)	231,991	(230,584)	(332)	1,075	20,602	252,593
Loans and advances to customers[4]	34,582	(16,540)	18,042	(15,313)	(75)	2,654	4	18,046
At 31 Dec 2024	818,482	(284,056)	534,426	(500,458)	(23,147)	10,821	30,047	564,473

Financial liabilities
Derivatives (Note 15)[2]	329,387	(97,243)	232,144	(201,311)	(28,038)	2,795	5,710	237,854
Repos, stock lending and similar agreements classified as:[3]
– trading liabilities	19,691	(329)	19,362	(19,362)	—	—	1	19,363
– non-trading liabilities	375,173	(224,454)	150,719	(145,206)	(224)	5,289	54,255	204,974
Customer accounts[5]	46,444	(18,826)	27,618	(17,395)	(81)	10,142	12	27,630
At 31 Dec 2025	770,695	(340,852)	429,843	(383,274)	(28,343)	18,226	59,978	489,821

Derivatives (Note 15)[2]	369,287	(112,746)	256,541	(221,232)	(30,334)	4,975	7,907	264,448
Repos, stock lending and similar agreements classified as:[3]
– trading liabilities	18,482	(157)	18,325	(18,326)	—	(1)	6	18,331
– non-trading liabilities	287,648	(154,613)	133,035	(131,719)	(164)	1,152	47,845	180,880
Customer accounts[5]	41,409	(16,540)	24,869	(15,313)	(75)	9,481	17	24,886
At 31 Dec 2024	716,826	(284,056)	432,770	(386,590)	(30,573)	15,607	55,775	488,545
1These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.
2At 31 December 2025, the amount of cash margin received that had been offset against the gross derivatives assets was $3.8bn (2024: $5.3bn). The amount of cash margin paid that had been offset against the gross derivatives liabilities was $11.5bn (2024: $5.6bn).
3For the amount of repos, reverse repos, stock lending, stock borrowing and similar agreements recognised on the balance sheet within ‘Trading assets’ of
$33.4bn (2024: $25.2bn) and ‘Trading liabilities’ of $19.4bn (2024: $18.3bn), see the ‘Funding sources and uses’ table on page 195.
4At 31 December 2025, the total amount of ‘Loans and advances to customers’ was $988.4bn (2024: $930.7bn), of which $20.4bn (2024: $18.0bn) was subject to offsetting.
5At 31 December 2025, the total amount of ‘Customer accounts’ was $1,786.8bn (2024: $1,655.0bn), of which $27.6bn (2024: $24.9bn) was subject to offsetting.

32	Called up share capital and other equity instruments
Called up share capital and share premium

HSBC Holdings ordinary shares of $0.50 each, issued and fully paid
	2025		2024
	Number	$m	Number	$m
At 1 Jan	17,946,950,582	8,973	19,262,728,193	9,631
Shares issued under HSBC employee share plans	9,937,366	5	10,283,430	5
Less: shares repurchased and cancelled	781,648,086	390	1,326,061,041	663
At 31 Dec[1]	17,175,239,862	8,588	17,946,950,582	8,973
1All HSBC Holdings ordinary shares in issue confer identical rights, including in respect of capital, dividends and voting.

HSBC Holdings plc Annual Report on Form 20-F
367

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

HSBC Holdings share premium
	2025	2024
	$m	$m
At 31 Dec[1]	111	14,810
1On 24 June 2025, the High Court of Justice in England and Wales confirmed the cancellation of $14.8bn standing to the credit of the HSBC Holdings’ share premium account and $1.8bn standing to the credit of its capital redemption reserve, following approval at HSBC Holdings’ Annual General Meeting held on
2 May 2025 (the ‘Capital Reduction’). The Court Order confirming the Capital Reduction was registered by the Registrar of Companies on 10 July 2025, resulting in a combined total of $16.6bn being reclassified to retained earnings with no impact on total equity.

Total called up share capital and share premium
	2025	2024
	$m	$m
At 31 Dec	8,699	23,783
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
Other equity instruments
HSBC Holdings’ contingent convertible securities are described below. These are accounted for as equity because HSBC does not have an obligation to transfer cash or a variable number of its own ordinary shares to holders under any circumstances outside its control.
Additional tier 1 capital – contingent convertible securities
HSBC Holdings continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are typically used for HSBC Holdings’ general corporate purposes and to maintain or further strengthen its capital base to meet requirements under CRR II. These securities bear a fixed rate of interest until their initial reset dates (unless previously redeemed in accordance with their terms). If not redeemed, the securities will bear interest at a rate fixed on each reset date for the subsequent five-year period, equal to the sum of the applicable reference rate at the time of reset and a credit spread set at issuance. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC Holdings, and HSBC Holdings has sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the Group has insufficient reserves or fails to meet the solvency conditions defined in the securities’
terms.
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
a predetermined price, should HSBC’s consolidated CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if
HSBC’s consolidated CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the currency of the relevant securities, subject to anti-dilution adjustments.

Original nominal amount (LCY)	Description of security	Issue Date	First call date	Reset Date	2025	2024
					$m	$m
$2,450m	6.375% Perpetual Subordinated Contingent Convertible Securities[1]	Mar 2015	Mar 2025	Mar 2025	—	2,450
$3,000m	6.000% Perpetual Subordinated Contingent Convertible Securities	May 2017	May 2027	May 2027	3,000	3,000
€1,250m	4.750% Perpetual Subordinated Contingent Convertible Securities	Jul 2017	Jul 2029	Jul 2029	1,421	1,422
$1,800m	6.500% Perpetual Subordinated Contingent Convertible Securities	Mar 2018	Mar 2028	Mar 2028	1,800	1,800
£1,000m	5.875% Perpetual Subordinated Contingent Convertible Securities	Sep 2018	Sep 2026	Sep 2026	1,301	1,301
$1,500m	4.600% Perpetual Subordinated Contingent Convertible Securities	Dec 2020	Dec 2030	Jun 2031	1,500	1,500
$1,000m	4.000% Perpetual Subordinated Contingent Convertible Securities	Mar 2021	Mar 2026	Sep 2026	1,000	1,000
$1,000m	4.700% Perpetual Subordinated Contingent Convertible Securities	Mar 2021	Mar 2031	Sep 2031	1,000	1,000
$2,000m	8.000% Perpetual Subordinated Contingent Convertible Securities[2]	Mar 2023	Mar 2028	Sep 2028	1,980	1,980
SGD1,500m	5.250% Perpetual Subordinated Contingent Convertible Securities[2]	Jun 2024	Jun 2029	Dec 2029	1,096	1,096
$1,350m	6.875% Perpetual Subordinated Contingent Convertible Securities[2]	Sep 2024	Sep 2029	Mar 2030	1,337	1,337
$1,150m	6.950% Perpetual Subordinated Contingent Convertible Securities[2]	Sep 2024	Mar 2034	Sep 2034	1,139	1,138
$1,500m	6.950% Perpetual Subordinated Contingent Convertible Securities[2]	Feb 2025	Aug 2031	Feb 2032	1,485	—
SGD800m	5.000% Perpetual Subordinated Contingent Convertible Securities[2]	Mar 2025	Mar 2030	Sep 2030	596	—
$2,000m	7.050% Perpetual Subordinated Contingent Convertible Securities[2]	Jun 2025	Jun 2030	Dec 2030	1,980	—
At 31 Dec					20,635	19,024
1This security was called by HSBC Holdings on 7 February 2025 and was redeemed and cancelled on 31 March 2025.
2These securities have been accounted for net of directly attributable transaction costs.

HSBC Holdings plc Annual Report on Form 20-F
368

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Shares under option
For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Savings-Related Share Option
Plan (UK), see Note 5.

Aggregate options outstanding under these plans
31 Dec 2025			31 Dec 2024
Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price	Number of HSBC Holdings ordinary shares	Usual period of exercise	Exercise price
58,902,349	2024 to 2031	£2.6270–£7.6110	75,335,399	2023 to 2030	£2.6270–5.4490
Maximum obligation to deliver HSBC Holdings ordinary shares
At 31 December 2025, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements and the
HSBC International Employee Share Purchase Plan, together with long-term incentive awards and deferred share awards granted under the HSBC
Share Plan 2011, was 178,823,734 (2024: 209,683,768). The total number of shares at 31 December 2025 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 35,354,337 (2024: 9,305,925).

33Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings[1]
	2025	2024	2025	2024
	$m	$m	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	17,476	16,998	—	—
– performance and other guarantees	102,684	92,723	6,983	7,327
– other contingent liabilities	164	298	—	—
At 31 Dec	120,324	110,019	6,983	7,327
Commitments:[2]
– documentary credits and short-term trade-related transactions	6,959	7,096	—	—
– forward asset purchases and forward deposits placed	84,978	61,017	—	—
– standby facilities, credit lines and other commitments to lend	856,700	793,465	—	—
At 31 Dec	948,637	861,578	—	—
1Guarantees by HSBC Holdings are in favour of other Group entities. These include contracts that provide protection against credit risk on a specified exposure but do not meet the definition of financial guarantees.
2Includes $690.8bn of commitments at 31 December 2025 (31 December 2024: $619.4bn), to which the impairment requirements in IFRS 9 are applied.
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
The majority of the guarantees have a term of less than one year. All guarantees are subject to HSBC’s annual credit review process.
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
Associates
HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $70.9bn at 31 December 2025 (2024:
$74.5bn). No matters arose where HSBC was severally liable.

HSBC Holdings plc Annual Report on Form 20-F
369

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
The table below excludes finance lease receivables reclassified on the balance sheet to ‘Assets held for sale’ in accordance with IFRS 5. Net investment in finance leases of $2m was reclassified to ‘Assets held for sale’ in 2025 as a result of the planned sale of HSBC Bank (Uruguay) S.A.
There was no net investment in finance leases classified as held-for-sale at 31 December 2024.

	2025			2024
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present value
	$m	$m	$m	$m	$m	$m
Lease receivables:
No later than one year	2,507	(293)	2,214	2,331	(295)	2,036
One to two years	1,830	(224)	1,606	1,787	(226)	1,561
Two to three years	1,335	(167)	1,168	1,290	(171)	1,119
Three to four years	884	(127)	757	839	(134)	705
Four to five years	629	(102)	527	766	(147)	619
Later than one year and no later than five years	4,678	(620)	4,058	4,682	(678)	4,004
Later than five years	3,553	(578)	2,975	3,518	(639)	2,879
At 31 Dec	10,738	(1,491)	9,247	10,531	(1,612)	8,919
35Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2025
(see Note 28). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various HSBC companies that provided custodial, administration and similar services to a number of funds whose assets were invested with
Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’) have been named as defendants in lawsuits arising out of Madoff Securities’
fraud.
Trustee litigation: The Madoff Securities trustee (the ‘Trustee’) has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $508m (plus interest). In September 2025, the US Bankruptcy Court for the Southern District of New York dismissed all claims against HSBC Private Bank (Suisse) SA in the amount of
$292m and certain claims against HSBC Bank USA N.A. (‘HSBC Bank USA’) in the amount of $32m. The Trustee has appealed. The Trustee’s remaining claims, which amount to $184m, are pending.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from
Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the
‘Fairfield Funds’) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the
Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). In August 2025, the US Court of Appeals for the Second Circuit confirmed the dismissal of Fairfield Funds’ claims against all HSBC companies. Fairfield Funds may appeal.
Herald Fund SPC (‘Herald’) litigation: HSBC Securities Services Luxembourg (‘HSSL’) and HSBC Bank plc are defending an action brought by
Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities (the amount of which would be determined by further proceedings, if Herald is successful in its claim) and $521m in cash (plus interest) or, alternatively, damages in the amount of $5.6bn (plus interest).
Herald’s damages claim against HSSL and HSBC Bank plc has been stayed. In December 2024, the Luxembourg Court of Appeal determined that
Herald’s claims for restitution of securities and cash against HSSL were founded in principle. HSSL appealed this decision and, in October 2025, the Luxembourg Court of Cassation denied HSSL’s appeal in respect of Herald’s securities restitution claim, but accepted HSSL’s appeal in respect of Herald’s cash restitution claim, which has been returned to the Luxembourg District Court for determination. HSSL is pursuing a second appeal on the securities restitution claim before the Luxembourg Court of Appeal. Following the Court of Cassation’s decision, HSSL has recognised a $1.1bn provision in connection with this matter. Given the pendency of the second appeal and the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different.
Alpha Prime Fund Limited (‘Alpha Prime’) litigation: Various HSBC companies are defending an action brought by Alpha Prime in the
Luxembourg District Court seeking restitution of securities and $1bn (plus interest) in supplementary damages or, alternatively, damages in the amount of $3.3bn (plus interest). This matter is currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.
Senator Fund SPC (‘Senator’) litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending an action brought by Senator before the Luxembourg District Court seeking restitution of securities or, alternatively, damages in the amount of $1.4bn (plus interest). This matter is currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

HSBC Holdings plc Annual Report on Form 20-F
370

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Six actions, which seek damages for unspecified amounts, remain pending. One of these actions has been dismissed but may be appealed. The other five actions remain at an early procedural stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US dollar Libor litigation
Various HSBC companies are defending two individual actions which allege that the HSBC defendants violated various US federal and state laws, including antitrust laws, related to the setting of US dollar Libor, and seek damages for unspecified amounts. In September 2025, the US District
Court for the Southern District of New York granted the defendants’ joint motion for summary judgment and dismissed these actions. The plaintiffs have appealed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation. This investigation is ongoing. Lawsuits alleging foreign exchange-
related misconduct remain pending against HSBC and other banks in courts in Brazil.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA as a defendant. In January 2024, the South African Competition Appeal Court
dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc’s application to dismiss. Both the Competition Commission and
HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement, the impact of which is not significant and is fully provisioned, remains subject to court approval.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal (‘UK CAT’)
against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. In December 2025, the UK Supreme Court upheld an earlier ruling of the UK CAT refusing certification as an opt-
out claim. This matter remains pending before the UK CAT.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
US litigation: Various HSBC companies and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US Commodity Exchange Act and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Canada litigation: Various HSBC companies and other financial institutions have been defending putative class actions filed in the Ontario and
Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. The HSBC defendants have reached a settlement with the plaintiffs to resolve these matters. The settlement, the impact of which is not significant and is fully provisioned, is subject to court approval.
Tax-related investigations
Since 2023, the French National Financial Prosecutor (‘PNF’) had been investigating HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. In January 2026, HSBC Bank plc reached an agreement with the PNF to resolve its investigation. HSBC Bank plc paid a total of €302m and this matter is now closed. The investigation into HSBC Continental Europe was closed with no further action.
HSBC Bank plc and the German branch of HSBC Continental Europe continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading litigation
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
plaintiffs to resolve this matter. The settlement, the impact of which is not significant and has been paid, remains subject to final court approval.

HSBC Holdings plc Annual Report on Form 20-F
371

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Korean short selling indictment
In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited
(‘HBAP’) and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act
in connection with trades carried out between August 2021 and December 2021. In September 2025, the Korean appellate court confirmed the acquittal of HBAP of all charges. The Korean Prosecutors’ Office has further appealed to the Korean Supreme Court.
Investigations involving HSBC Private Bank (Suisse) SA
Law enforcement authorities in Switzerland and France are conducting criminal investigations into HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. These investigations are ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of California
against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank (‘SVB’). The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In January
2026, First Citizens amended its complaint to add claims purportedly assigned by the Federal Deposit Insurance Corporation (‘FDIC’). These
include claims concerning the period between SVB’s entry into FDIC receivership and First Citizens’ purchase of SVB’s US assets. First Citizens also seeks to bring certain claims and defendants dismissed by the court in July 2024 back into the litigation. The defendants have filed a motion to dismiss the amended complaint.
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
HSBC Bank USA and certain of its affiliates are named as defendants in a mortgage loan repurchase action brought by the trustee of a mortgage securitisation trust in New York state court and seeking unspecified damages and specific performance. The plaintiff has appealed the dismissal of this action, and the appeal is pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the
Southern District of New York alleging anti-competitive conduct related to Mexican government bond transactions between 2010 and 2014 and seeking unspecified damages. In January 2025, the court denied the defendants’ motion to dismiss the plaintiffs’ third amended complaint, and this action is proceeding.
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

36Related party transactions
Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, fund-related entities, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) as defined by IAS 24, close family members of KMP and entities that are controlled or jointly controlled by KMP or their close family members. KMP are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings. These individuals also constitute ‘senior management’ for the purposes of the
Hong Kong Listing Rules. In applying IAS 24, it was determined that for this financial reporting period KMP included Directors, former Directors and senior management listed on pages 220 to 224 except for the roles of Group Chief Legal Officer, Group Head of Internal Audit, Group Chief People
& Governance Officer and Group Company Secretary who do not meet the criteria for KMP as provided for in the standard.
Particulars of transactions with related parties are tabulated below. The disclosure of the year-end balance and the highest amounts outstanding during the year is considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.

HSBC Holdings plc Annual Report on Form 20-F
372

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Key Management Personnel
Details of Directors’ remuneration and interests in shares are disclosed in the ‘Directors’ remuneration report’ on pages 249 to 274.
IAS 24 ‘Related Party Disclosures’ requires the following additional information for key management compensation.

Compensation of Key Management Personnel
	2025	2024	2023
	$m	$m	$m
Short-term employee benefits	47	53	51
Post-employment benefits	1	1	1
Other long-term employee benefits	14	12	10
Share-based payments	30	29	29
Year ended 31 Dec	92	95	91

Shareholdings, options and other securities of Key Management Personnel
	2025	2024
	(000s)	(000s)
Number of options held over HSBC Holdings ordinary shares under employee share plans	—	20
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	14,817	17,455
Number of other HSBC securities held	—	228
At 31 Dec	14,817	17,703

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2025		2024
	Balance at 31 Dec	Highest amounts outstanding during year	Balance at 31 Dec	Highest amounts outstanding during year
	$m	$m	$m	$m
Key Management Personnel
Advances and credits[1]	11	12	9	12
Guarantees	—	—	—	—
Deposits	67	144	78	191
1Advances and credits entered into by subsidiaries of HSBC Holdings plc during 2025 with Directors and former Directors, disclosed pursuant to section 413 of the Companies Act 2006, totalled $0.1m (2024: $1.3m) and the total value of guarantees entered into on behalf of the Directors and former Directors was nil
(2024: nil).
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
Associates and joint ventures
The Group provides certain banking and financial services to associates and joint ventures including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 18.

Transactions and balances during the year with associates and joint ventures
	2025		2024
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Unsubordinated amounts due from joint ventures	253	229	104	72
Unsubordinated amounts due from associates	9,945	4,760	8,097	5,011
Amounts due to associates	2,990	1,344	2,992	1,844
Amounts due to joint ventures	212	153	101	85
Fair value of derivative assets with associates	902	673	919	763
Fair value of derivative liabilities with associates	2,660	1,480	3,718	2,641
Guarantees and commitments	992	777	569	577
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
At 31 December 2025, $3.8bn (2024: $3.4bn) of HSBC post-employment benefit plan assets were under management by HSBC companies, earning management fees of $15m in 2025 (2024: $14m). At 31 December 2025, HSBC’s post-employment benefit plans had placed deposits of
$0.4bn (2024: $0.4bn) with its banking subsidiaries, earning interest payable to the schemes of $5m (2024: $2m). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
The combined HSBC Bank (UK) Pension Scheme enters into swap transactions with HSBC to manage inflation and interest rate sensitivity of its liabilities and selected assets. At 31 December 2025, the gross notional value of the swaps was $6.6bn (2024: $6.4bn). These swaps had a positive fair value to the scheme of $0.4bn (2024: $0.4bn); and HSBC had delivered collateral of $0.3bn (2024: $0.4bn) to the scheme in respect of these arrangements. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

HSBC Holdings plc Annual Report on Form 20-F
373

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
HSBC Holdings
Details of HSBC Holdings’ subsidiaries are shown in Note 38.

Transactions and balances during the year with subsidiaries
	2025		2024
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	$m	$m	$m	$m
Assets
Cash and balances with HSBC undertakings	7,613	5,079	9,342	2,548
Financial assets with HSBC undertakings designated and otherwise mandatorily measured at fair value	70,015	67,217	66,030	61,286
Derivatives	3,102	1,942	3,391	3,054
Loans and advances to HSBC undertakings	40,500	40,500	37,677	37,677
Prepayments, accrued income and other assets	6,126	3,416	7,108	4,216
Investments in subsidiaries	157,728	157,728	160,805	152,337
Total related party assets at 31 Dec	285,084	275,882	284,353	261,118
Liabilities
Amounts owed to HSBC undertakings	192	89	231	231
Derivatives	5,412	3,451	7,944	5,340
Accruals, deferred income and other liabilities	2,184	53	399	194
Subordinated liabilities	—	—	1,202	—
Total related party liabilities at 31 Dec	7,788	3,593	9,776	5,765
Guarantees and commitments	7,318	6,983	7,440	7,327
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
One employee of HSBC Holdings is a member of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC
Holdings incurs a charge for this employee, equal to the contributions paid into the scheme on his behalf. Disclosure in relation to the scheme is made in Note 5.

37Events after the balance sheet date
On 8 January 2026, the proposal to privatise Hang Seng Bank Limited (‘Hang Seng Bank’) through a scheme of arrangement was approved by
Hang Seng Bank shareholders. On approval, a financial liability was recognised in the Group’s consolidated financial statements for the present value of the proposed HK$106bn ($13.7bn) purchase consideration. A corresponding adjustment to equity, net of derecognising the non-controlling interest, which stood at $7.0bn as at 31 December 2025, was also recognised. On 26 January 2026, the scheme of arrangement became effective and Hang Seng Bank was subsequently delisted from The Stock Exchange of Hong Kong Limited on 27 January 2026. To demonstrate funding availability for the proposal, securities of HK$129.3bn ($16.6bn) were segregated and reported as encumbered on the balance sheet as at 31
December 2025. These assets were designated to demonstrate that sufficient resources were available at all times to settle the acquisition consideration and to provide a buffer against potential mark-to-market movements. The transaction was settled on 4 February 2026. At that point, all payment obligations under the scheme of arrangement were met, and the segregation of assets ceased.
On 30 January 2026, HSBC Bank plc completed the sale of its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. Prior to completion, as at 31 December 2025, the balances that were classified as held for sale were $6.6bn in assets and $6.4bn in liabilities. For the year ended 31 December 2025, we recognised a loss on disposal of $0.1bn. In the first quarter of 2026, we will recycle foreign currency translation reserves to the income statement. These stood at a cumulative $0.2bn loss as at 31 December 2025.
A fourth interim dividend for 2025 of $0.45 per ordinary share (a distribution of approximately $7.71bn) was approved by the Directors after
31 December 2025. On 11 February 2026, HSBC Holdings called $1,000m 4.000% perpetual subordinated contingent convertible securities, which are expected to be redeemed and cancelled on 9 March 2026. The accounts were approved by the Board of Directors on 25 February
2026 and authorised for issue.

38HSBC Holdings’ subsidiaries, funds, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Holdings plc subsidiaries, funds, joint ventures and associates, the registered office addresses and the effective percentages of equity owned at 31 December 2025 are disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares that are held by Group subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC unless otherwise indicated.

HSBC Holdings plc Annual Report on Form 20-F
374

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements
Subsidiaries

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
AI Nominees (UK) One Limited	100.00		11
AI Nominees (UK) Two Limited	100.00		11
Almacenadora Banpacifico S.A. (In Liquidation)	N/A		1, 12
Assetfinance December (F) Limited	100.00		13
Assetfinance December (H) Limited (In Liquidation)	100.00		14
Assetfinance December (P) Limited	100.00		11
Assetfinance December (R) Limited (In Liquidation)	100.00		14
Assetfinance June (A) Limited	100.00		11
Assetfinance June (D) Limited (In Liquidation)	100.00		14
Assetfinance March (B) Limited	100.00		15
Assetfinance March (D) Limited	100.00		13
Assetfinance March (F) Limited (In Liquidation)	100.00		14
Assetfinance September (F) Limited	100.00		11
Assetfinance September (G) Limited (In Liquidation)	100.00		14
B&Q Financial Services Limited (In Liquidation)	100.00		14
Banco HSBC S.A.	100.00		16
Banco Nominees (Guernsey) Limited	100.00		17
Banco Nominees 2 (Guernsey) Limited	100.00		17
Banco Nominees Limited	100.00		18
Beau Soleil Limited Partnership	N/A		1, 19
Beijing HSBC Real Estate Leasing Company Limited	N/A		1, 10, 20
Beijing Miyun HSBC Rural Bank Company Limited	N/A		1, 10, 21
BentallGreenOak China Real Estate Investments, L.P.	N/A		1, 22
Canada Square Nominees (UK) Limited	100.00		11
Capco/Cove, Inc.	100.00		23
Card-Flo #3, Inc.	100.00		24
CCF & Partners Asset Management Limited (In Liquidation)	100.00	(99.99)	14
CCF Holding (Liban) S.A.L. (In Liquidation)	74.99		2, 25
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	11
Charterhouse Management Services Limited	100.00	(99.99)	11
Charterhouse Pensions Limited	100.00		11
Chongqing Dazu HSBC Rural Bank Company Limited	N/A		1, 10, 26
Chongqing Fengdu HSBC Rural Bank Company Limited	N/A		1, 10, 27
Chongqing Rongchang HSBC Rural Bank Company Limited (In Liquidation)	N/A		1, 10, 28
COIF Nominees (UK) Two Limited	100.00		11
COIF Nominees Limited	N/A		1, 11
Corsair IV Financial Services Capital Partners - B L.P	N/A		1, 29
Dalian Pulandian HSBC Rural Bank Company Limited	N/A		1, 10, 30
Decision One Mortgage Company, LLC	N/A		1, 31
Desarrollo Turistico, S.A. de C.V. (In Liquidation)	100.00	(99.99)	12
Electronic Data Process México, S.A. de C.V.	100.00		32
Eton Corporate Services Limited	100.00		17
Flandres Contentieux S.A.	100.00	(99.99)	5, 33
Foncière Elysées	100.00	(99.99)	5, 33
Fujian Yongan HSBC Rural Bank Company Limited	N/A		1, 10, 34
Fulcher Enterprises Company Limited (In Liquidation)	100.00	(63.43)	35
Fundacion HSBC, A.C.	100.00	(99.99)	2, 8, 12
Giller Ltd.	100.00		23
Griffin International Limited (In Liquidation)	100.00		14
Grupo Financiero HSBC, S. A. de C. V.	99.99		12
Guangdong Enping HSBC Rural Bank Company Limited	N/A		1, 10, 36

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Guangzhou HSBC Real Estate Company Ltd	N/A		1, 10, 37
Hang Seng (Nominee) Limited	100.00	(63.43)	38
Hang Seng Bank (China) Limited	N/A		1, 10, 39
Hang Seng Bank (Trustee) Limited	100.00	(63.43)	38
Hang Seng Bank Limited	63.43		38
Hang Seng Bullion Company Limited	100.00	(63.43)	38
Hang Seng Credit Limited (In Liquidation)	100.00	(63.43)	35
Hang Seng Data Services Limited	100.00	(63.43)	38
Hang Seng Finance Limited	100.00	(63.43)	38
Hang Seng Financial Information Limited	100.00	(63.43)	38
Hang Seng Indexes (Netherlands) B.V.	100.00	(63.43)	40
Hang Seng Indexes Company Limited	100.00	(63.43)	38
Hang Seng Insurance Company Limited	100.00	(63.43)	38
Hang Seng Investment Management Limited	100.00	(63.43)	38
Hang Seng Investment Services Limited	100.00	(63.43)	38
Hang Seng Qianhai Fund Management Company Limited	N/A		1, 10, 41
Hang Seng Real Estate Management Limited	100.00	(63.43)	38
Hang Seng Securities Limited	100.00	(63.43)	38
Hang Seng Security Management Limited	100.00	(63.43)	38
HASE Wealth Limited	100.00	(63.43)	38
Haseba Investment Company Limited	100.00	(63.43)	38
HBPH Corporation (In Liquidation)	99.99		42
HFC Bank Limited (In Liquidation)	100.00		43
High Time Investments Limited	100.00	(63.43)	38
HLF	100.00	(99.99)	5, 33
Honey Blue Enterprises Limited	100.00		19
Honey Green Enterprises Ltd.	100.00		44
Honey Grey Enterprises Limited	100.00		19
Honey Silver Enterprises Limited	100.00		19
Household International Europe Limited (In Liquidation)	100.00		43
Household Pooling Corporation	100.00		45
Housing (USA) Inc.	100.00		24
HSBC (BGF) Investments Limited	100.00		11
HSBC (Kuala Lumpur) Nominees Sdn Bhd	100.00		46
HSBC (Malaysia) Trustee Berhad	100.00		47
HSBC (Singapore) Nominees Pte Ltd	100.00		48
HSBC Agency (India) Private Limited	100.00		49
HSBC Amanah Malaysia Berhad	100.00		46
HSBC Americas Corporation (Delaware)	100.00		24
HSBC Asia Holdings B.V.	100.00		11
HSBC Asia Holdings Limited	100.00		3, 19
HSBC Asia Pacific Holdings (UK) Limited	100.00		6, 11
HSBC Asset Finance (UK) Limited	100.00		11
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		11
HSBC Australia Holdings Pty Limited	100.00		4, 6, 52
HSBC BANK (CHILE)	100.00		53
HSBC Bank (China) Company Limited	N/A		1, 10, 54
HSBC Bank (General Partner) Limited	100.00		55
HSBC Bank (Mauritius) Limited	100.00		56
HSBC Bank (Singapore) Limited	100.00		48
HSBC Bank (Taiwan) Limited	100.00		57
HSBC Bank (Uruguay) S.A.	100.00		58
HSBC Bank (Vietnam) Ltd.	100.00		59
HSBC Bank A.S.	100.00		60
HSBC Bank Australia Limited	100.00		52
HSBC Bank Bermuda Limited	100.00		18
HSBC Bank Capital Funding (Sterling 1) LP	N/A		1, 55
HSBC Bank Egypt S.A.E	94.54		61
HSBC Bank Malaysia Berhad	100.00		4, 46
HSBC Bank Malta p.l.c.	70.03		62
HSBC Bank Middle East Limited	100.00		4, 63
HSBC Bank Pension Trust (UK) Limited	100.00		11
HSBC Bank plc	100.00		3, 4, 11
HSBC Bank USA, National Association	100.00		4, 64
HSBC Branch Nominee (UK) Limited	100.00		13

HSBC Holdings plc Annual Report on Form 20-F
375

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Brasil Holding S.A.	100.00		16
HSBC Broking Forex (Asia) Limited	100.00		19
HSBC Broking Futures (Asia) Limited	100.00		19
HSBC Broking Futures (Hong Kong) Limited	100.00		19
HSBC Broking Securities (Asia) Limited	100.00		19
HSBC Broking Securities (Hong Kong) Limited	100.00		19
HSBC Broking Services (Asia) Limited	100.00		19
HSBC Capital (USA), Inc.	100.00		24
HSBC Card Services Inc.	100.00		24
HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC	100.00	(99.99)	12
HSBC Cayman Limited (In Liquidation)	100.00		65
HSBC Cayman Services Limited	100.00		65
HSBC Client Holdings Nominee (UK) Limited	100.00		11
HSBC Client Nominee (Jersey) Limited	100.00		2, 66
HSBC Continental Europe	99.99		5, 33
HSBC Corporate Advisory (Malaysia) Sdn Bhd	100.00		46
HSBC Corporate Finance (Hong Kong) Limited	100.00		19
HSBC Corporate Secretary (UK) Limited	100.00		3, 11
HSBC Corporate Services (Shanghai) Co., Ltd.	N/A		1, 10, 67
HSBC Corporate Trustee Company (UK) Limited	100.00		11
HSBC Custody Nominees (Australia) Limited	100.00		52
HSBC Custody Services (Guernsey) Limited	100.00		17
HSBC Electronic Data Processing (Guangdong) Limited	N/A		1, 10, 69
HSBC Electronic Data Processing (Malaysia) Sdn Bhd	100.00		70
HSBC Electronic Data Processing (Philippines), Inc.	99.99		71
HSBC Electronic Data Processing India Private Limited	100.00		72
HSBC Electronic Data Processing Lanka (Private) Limited	100.00		73
HSBC Electronic Data Service Delivery (Egypt) S.A.E	100.00		74
HSBC Equipment Finance (UK) Limited	100.00		13
HSBC Equity (UK) Limited (In Liquidation)	100.00		14
HSBC Europe B.V.	100.00		11
HSBC Express Finance Data Services Limited	100.00		19
HSBC Factoring (France)	100.00	(99.99)	5, 33
HSBC Finance (Netherlands)	100.00		3, 11
HSBC Finance Corporation	100.00		24
HSBC Finance Limited (In Liquidation)	100.00		14
HSBC Finance Transformation (UK) Limited	100.00		11
HSBC Financial Advisors Singapore Pte. Ltd.	100.00		2, 48
HSBC Financial Services (Lebanon) S.A.L (In Liquidation)	99.83		75
HSBC FinTech Services (Shanghai) Company Limited	N/A		1, 10, 76
HSBC Global Custody Nominee (UK) Limited	100.00		11
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		11
HSBC Global Services (Canada) Limited	100.00		85
HSBC Global Services (China) Holdings Limited	100.00		11
HSBC Global Services (Hong Kong) Limited	100.00		19
HSBC Global Services (UK) Limited	100.00		11
HSBC Global Services Limited	100.00		3, 11
HSBC Group Management Services Limited	100.00		11
HSBC Group Nominees UK Limited	100.00		3, 11
HSBC Holdings B.V.	100.00		11
HSBC Innovation Bank Limited	100.00		87
HSBC Institutional Trust Services (Asia) Limited	100.00		19
HSBC Institutional Trust Services (Bermuda) Limited	100.00		18
HSBC Institutional Trust Services (Mauritius) Limited	100.00		88
HSBC Institutional Trust Services (Singapore) Limited	100.00		48

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Insurance (Asia) Limited	100.00		89
HSBC Insurance (Asia-Pacific) Holdings Limited	100.00		79
HSBC Insurance (Bermuda) Limited	100.00		18
HSBC Insurance Agency (USA) Inc.	100.00		90
HSBC Insurance Brokerage Company Limited	N/A		1, 10, 91
HSBC Insurance Brokers Greater China Limited	100.00		79
HSBC Insurance SAC 1 (Bermuda) Limited	100.00		18
HSBC Insurance SAC 2 (Bermuda) Limited	100.00		18
HSBC International Finance Corporation (Delaware)	100.00		92
HSBC International Trustee (BVI) Limited	100.00		9, 93
HSBC International Trustee (Holdings) Pte. Limited	100.00		48
HSBC International Trustee Limited	100.00		94
HSBC Inversiones S.A.	100.00		53
HSBC InvestDirect (India) Private Limited	99.99		50
HSBC InvestDirect Financial Services (India) Limited	99.99		50
HSBC InvestDirect Sales & Marketing (India) Private Limited	98.99	(98.98)	49
HSBC InvestDirect Securities (India) Private Limited	99.99		50
HSBC Investment and Insurance Brokerage, Philippines Inc.	99.99		95
HSBC Investment Bank Holdings B.V.	100.00		11
HSBC Investment Bank Holdings Limited	100.00		11
HSBC Investment Company Limited	100.00		3, 11
HSBC Invoice Finance (UK) Limited	100.00		13
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		11
HSBC Latin America B.V.	100.00		11
HSBC Latin America Holdings (UK) Limited	100.00		3, 11
HSBC Leasing (Asia) Limited	100.00		19
HSBC Life (Bermuda) Limited	100.00		18
HSBC Life (Cornell Centre) Limited	100.00		89
HSBC Life (Edwick Centre) Limited	100.00		89
HSBC Life (International) Limited	100.00		18
HSBC Life (Property) Limited	100.00		89
HSBC Life (Singapore) Pte. Ltd.	100.00		48
HSBC Life (Tsing Yi Industrial) Limited	100.00		89
HSBC Life (UK) Limited	100.00		11
HSBC Life (Workshop) Limited	100.00		89
HSBC Life Assurance (Malta) Ltd.	100.00	(70.03)	80
HSBC Life Insurance Company Limited	N/A		1, 10, 97
HSBC LU Nominees Limited	100.00		11
HSBC Markets (USA) Inc.	100.00		24
HSBC Marking Name Nominee (UK) Limited	100.00		11
HSBC Master Trust Trustee Limited (In Liquidation)	100.00		14
HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC	99.99		12
HSBC Middle East Asset CO. LLC	100.00		100
HSBC Middle East Holdings B.V.	100.00		3, 4, 63
HSBC Middle East Leasing Partnership	N/A		1, 101
HSBC Middle East Securities L.L.C (In Liquidation)	100.00		102
HSBC Mortgage Corporation (USA)	100.00		24
HSBC Nominees (Asing) Sdn Bhd	100.00		46
HSBC Nominees (Hong Kong) Limited	100.00		19
HSBC Nominees (New Zealand) Limited	100.00		103
HSBC Nominees (Tempatan) Sdn Bhd	100.00		46
HSBC North America Holdings Inc.	100.00		4, 24
HSBC Overseas Holdings (UK) Limited	100.00		3, 11
HSBC Overseas Investments Corporation (New York)	100.00		104
HSBC Overseas Nominee (UK) Limited	100.00		11
HSBC PB Corporate Services 1 Limited	100.00		105
HSBC PB Services (Suisse) SA	100.00		106

HSBC Holdings plc Annual Report on Form 20-F
376

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Pension Trust (Ireland) DAC (In Liquidation)	100.00		107
HSBC Pensiones, S.A. (In Liquidation)	100.00	(99.99)	12
HSBC PI Holdings (Mauritius) Limited	100.00		88
HSBC Preferential LP (UK)	100.00		11
HSBC Private Bank (Luxembourg) S.A.	100.00	(99.99)	96
HSBC Private Bank (Suisse) SA	100.00		106
HSBC Private Bank (UK) Limited	100.00		11
HSBC Private Banking Holdings (Suisse) SA	100.00		106
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		105
HSBC Private Equity Investments (UK) Limited	100.00		11
HSBC Private Markets Management SARL	N/A		1, 2, 108
HSBC Private Trustee (Hong Kong) Limited	100.00		19
HSBC Professional Services (India) Private Limited	100.00		109
HSBC Property (UK) Limited	100.00		11
HSBC Property Funds (Holding) Limited	100.00		11
HSBC Provident Fund Trustee (Hong Kong) Limited	100.00		19
HSBC Qianhai Securities Limited	N/A		1, 10, 110
HSBC Real Estate Leasing (France)	100.00	(99.99)	5, 33
HSBC REGIO Fund General Partner S.à r.l.	100.00		86
HSBC Retirement Benefits Trustee (UK) Limited	100.00		3, 11
HSBC Retirement Services Limited (In Liquidation)	100.00		2, 14
HSBC Saudi Arabia, Closed Joint Stock Company	100.00	(66.19)	111
HSBC Securities (Egypt) S.A.E. (In Liquidation)	100.00	(94.65)	112
HSBC Securities (Japan) Co., Ltd.	100.00		51
HSBC Securities (Singapore) Pte Limited	100.00		48
HSBC Securities (South Africa) (Pty) Limited	100.00		113
HSBC Securities (Taiwan) Corporation Limited	100.00		57
HSBC Securities (USA) Inc.	100.00		24
HSBC Securities and Capital Markets (India) Private Limited	99.99		6, 49
HSBC Securities Brokers (Asia) Limited	100.00		19
HSBC Securities Investments (Asia) Limited	100.00		19
HSBC Securities Services (Bermuda) Limited	100.00		18
HSBC Securities Services (Guernsey) Limited	100.00		17
HSBC Securities Services (Ireland) DAC	100.00		107
HSBC Securities Services (Luxembourg) S.A.	100.00		96
HSBC Securities Services Holdings (Ireland) DAC	100.00		107
HSBC Securities Services Nominees Limited	100.00		19
HSBC Seguros, S.A de C.V., Grupo Financiero HSBC	100.00	(99.99)	12
HSBC Semfi Limited	75.00		11
HSBC Service Company Germany GmbH	100.00	(99.99)	7, 77
HSBC Service Delivery (Polska) Sp. z o.o.	100.00		114
HSBC Services (France)	100.00	(99.99)	5, 33
HSBC Services Japan Limited	100.00		84
HSBC Services USA Inc.	100.00		115
HSBC Servicios Financieros, S.A. de C.V	100.00	(99.99)	12
HSBC Servicios, S.A. DE C.V., Grupo Financiero HSBC	100.00	(99.99)	12
HSBC SFT (C.I.) Limited	100.00		17
HSBC Software Development (Guangdong) Limited	N/A		1, 10, 116
HSBC Software Development (India) Private Limited	100.00		117
HSBC Software Development (Malaysia) Sdn Bhd	100.00		70
HSBC Specialist Investments Limited	100.00		11
HSBC Technology & Services (USA) Inc.	100.00		24
HSBC Transaction Services GmbH	100.00	(99.99)	7, 77
HSBC Trinkaus & Burkhardt (International) S.A.	100.00	(99.99)	96

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00	(99.99)	7, 77
HSBC Trinkaus & Burkhardt GmbH	100.00	(99.99)	7, 77
HSBC Trinkaus Real Estate GmbH	100.00	(99.99)	7, 77
HSBC Trust Company (Delaware), National Association	100.00		92
HSBC Trustee (C.I.) Limited	100.00		105
HSBC Trustee (Cayman) Limited	100.00		65
HSBC Trustee (Guernsey) Limited	100.00		17
HSBC Trustee (Hong Kong) Limited	100.00		19
HSBC Trustee (Singapore) Limited	100.00		48
HSBC UK Bank plc	100.00		3, 13
HSBC UK Client Nominee Limited	100.00		13
HSBC UK Covered Bonds LLP	N/A		1, 13
HSBC UK Societal Projects Limited (In Dissolution)	N/A		1, 13
HSBC USA Inc.	100.00		4, 104
HSBC Ventures USA Inc.	100.00		24
HSBC Violet Investments (Mauritius) Limited	100.00		118
HSBC Wealth Client Nominee Limited	100.00		13
HSBC Yatirim Menkul Degerler A.S.	100.00		60
HSI Asset Securitization Corporation	100.00		24
HSI International Limited	100.00	(63.43)	38
HSIL Investments Limited	100.00		11
Hubei Macheng HSBC Rural Bank Company Limited	N/A		1, 10, 119
Hubei Suizhou Cengdu HSBC Rural Bank Company Limited	N/A		1, 10, 120
Hubei Tianmen HSBC Rural Bank Company Limited	N/A		1, 10, 121
Hunan Pingjiang HSBC Rural Bank Company Limited	N/A		1, 10, 122
Imenson Limited	100.00	(63.43)	38
Inmobiliaria Bisa, S.A. de C.V.	99.99	(99.98)	12
Inmobiliaria Grufin, S.A. de C.V.	100.00	(99.99)	12
Inmobiliaria Guatusi, S.A. de C.V.	100.00	(99.99)	12
Internationale Kapitalanlagegesellschaft mit beschränkter Haftung	100.00	(99.99)	7, 77
James Capel (Nominees) Limited	100.00		11
James Capel (Taiwan) Nominees Limited	100.00		11
Keyser Ullmann Limited	100.00	(99.99)	11
Lion Corporate Services Limited	100.00		19
Lion International Corporate Services Limited	100.00		94
Lion International Management Limited	100.00		94
Lion Management (Hong Kong) Limited	100.00		19
Lyndholme Limited	100.00		19
Marks and Spencer Financial Services plc	100.00		123
Marks and Spencer Unit Trust Management Limited	100.00		123
Midcorp Limited (In Liquidation)	100.00		14
Midland Bank (Branch Nominees) Limited	100.00		13
Midland Nominees Limited	100.00		13
MP Payments Group Limited	100.00		11
MP Payments Middle East AE L.L.C. (In Liquidation)	100.00		124
MP Payments Operations Limited	100.00		11
MP Payments Singapore Pte. Ltd. (In Liquidation)	100.00		48
MP Payments UK Limited	100.00		11
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		11
PT Bank HSBC Indonesia	98.94		125
PT HSBC Sekuritas Indonesia	99.00		126
R/CLIP Corp.	100.00		24
Real Estate Collateral Management Company	100.00		24
Republic Nominees Limited	100.00		17
RLUKREF Nominees (UK) One Limited	100.00		11
RLUKREF Nominees (UK) Two Limited	100.00		11
S.A.P.C. - Ufipro Recouvrement	99.99		8, 33
Saf Baiyun	100.00	(99.99)	5, 33
Saf Guangzhou	100.00	(99.99)	5, 33

HSBC Holdings plc Annual Report on Form 20-F
377

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Subsidiaries	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
SFM	100.00	(99.99)	5, 33
SFSS Nominees (Pty) Limited	100.00		113
Shandong Rongcheng HSBC Rural Bank Company Limited	N/A		1, 10, 127
Shenzhen HSBC Development Company Ltd	N/A		1, 10, 128
Sico Limited	100.00		129
SNC Les Oliviers D'Antibes	60.00	(59.99)	8, 78
SNCB/M6-2007 A	100.00	(99.99)	2, 5, 33
SNCB/M6-2007 B	100.00	(99.99)	2, 5, 33
SNCB/M6-2008 A	100.00	(99.99)	2, 5, 33
Société Française et Suisse	100.00	(99.99)	5, 33
Somers Dublin DAC	100.00	(99.99)	107
Somers Nominees (Far East) Limited	100.00		18
Sopingest	100.00	(99.99)	2, 5, 33
St Cross Trustees Limited	100.00		13
Sun Hung Kai Development (Lujiazui III) Limited	N/A		1, 10, 134
The Hongkong and Shanghai Banking Corporation Limited	100.00		19
Tooley Street View Limited	100.00		3, 11
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00	(99.99)	7, 77
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00	(99.99)	7, 77
Trinkaus Immobilien-Fonds Verwaltungs- GmbH	100.00	(99.99)	7, 77
Trinkaus Private Equity Management GmbH	100.00	(99.99)	7, 77
Trinkaus Private Equity Verwaltungs GmbH	100.00	(99.99)	7, 77
Turnsonic (Nominees) Limited	100.00		13
Valeurs Mobilières Elysées	100.00	(99.99)	5, 33
WARDLEY LIMITED	100.00		19
Wayfoong (Asia) Limited	100.00		79
Wayfoong Nominees Limited	100.00		19
Westminster House, LLC	N/A		1, 24
Woodex Limited	100.00		18
Yan Nin Development Company Limited	100.00	(63.43)	38
Funds
The undertakings below are part of our fund management structure.

Funds	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Amber 2022 Direct Lending Fund SCA SICAV-RAIF	N/A		1, 175
AMGB International Long-Term Equity Strategy Mandate	N/A		1, 11
Blackthorn Diversified Credit 2024 LP	N/A		1, 186
CI 10 LP Inc	N/A		1, 98
Cinnabar 2021 Direct Lending Cell 1 PC	N/A		1, 176
Copper Direct Lending L.P.	N/A		1, 177
D9 LP Inc	N/A		1, 98
Deerpath Capital VII (Cayman), LP	N/A		1, 187
Diversified Loan Fund – Direct Lending A S.a.r.l	100.00	(48.00)	68
Diversified Loan Fund – Direct Lending B S.a.r.l	100.00	(48.00)	68
Diversified Loan Fund – Syndicated Loan A S.a.r.l	100.00	(48.00)	68
Diversified Loan Fund – Syndicated Loan C S.a.r.l	100.00	(48.00)	68
DRC European Real Estate Debt Fund IV (EUR) L.P.	N/A		1, 178
Elysées Grand Large	N/A		1, 78
ESDLF 2023 Carry L.P	N/A		1, 98
GTIDF Fund Carry L.P.	N/A		1, 98
H.I.G. Heliodor 2021 PC	N/A		1, 179
H5 LP Inc	N/A		1, 98

Funds	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
H8 LP Inc	N/A		1, 98
H9 LP Inc	N/A		1, 98
Hayfin Garnet Feeder Fund S.C.A. SICAV- RAIF	N/A		1, 180
Hayfin Garnet II Feeder Fund S.C.A. SICAV- RAIF	N/A		1, 180
HSBC (Guernsey) Aggregator PCC Limited	100.00		98
HSBC (Guernsey) Focus PCC Limited	100.00		98
HSBC (Guernsey) GP PCC Limited	100.00		17
HSBC Alternative Investments Limited	100.00		11
HSBC ASIA LIVING REAL ESTATE GP S.À R.L.	100.00		164
HSBC Asset Management (Fund Services UK) Limited	100.00		11
HSBC Asset Management (India) Private Limited	99.99		50
HSBC Asset Management (Japan) Limited	100.00		51
HSBC Climate Growth Partners Fund SCSp	N/A		1, 165
HSBC Climate Growth Partners GP S.à r.l.	100.00		165
HSBC Climate Growth Partners VC Carry L.P.	N/A		1, 98
HSBC Diversified Loan Fund – Master S.a.r.l.	100.00	(48.00)	68
HSBC Diversified Loan Fund General Partner S.à r.l.	100.00		68
HSBC Diversified Loan Fund SCSp-RAIF	N/A		1, 68
HSBC Equity Partners USA, LP	N/A		1, 83
HSBC European Senior Direct Lending 2023 HoldCo S.à r.l.	100.00	(99.60)	86
HSBC EUROPEAN SENIOR DIRECT LENDING AIF OFS	N/A		1, 165
HSBC European Senior Direct Lending Fund 2023 RAIF SICAV-S.A.	99.60		86
HSBC Financial Technology Venture Capital Fund SCSp	N/A		1, 165
HSBC Financial Technology Venture Capital GP S.à r.l.	100.00		165
HSBC Fintech VC Carry L.P.	N/A		1, 98
HSBC GH Luxembourg Fund	N/A		1, 165
HSBC Global Asset Management (Bermuda) Limited	100.00		4, 18
HSBC Global Asset Management (Deutschland) GmbH	100.00	(99.99)	7, 77
HSBC Global Asset Management (France)	100.00	(99.99)	5, 78
HSBC Global Asset Management (Hong Kong) Limited	100.00		79
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	80
HSBC Global Asset Management (México), S.A. de C.V., Sociedad Operadora de Fondos de Inversión, Grupo Financiero HSBC	100.00	(99.99)	12
HSBC Global Asset Management (Singapore) Limited	100.00		48
HSBC Global Asset Management (Switzerland) AG	100.00		5, 81
HSBC Global Asset Management (Taiwan) Limited	100.00		82
HSBC Global Asset Management (UK) Limited	100.00		11
HSBC Global Asset Management (USA) Inc.	100.00		83
HSBC Global Asset Management Holdings (Bahamas) Limited	100.00		84
HSBC Global Asset Management Limited	100.00		3, 11
HSBC Global Infrastucture Debt Fund SCSp	N/A		1, 86
HSBC Global Transition Infrastructure Debt Fund RAIF SICAV-S.A.	N/A		1, 86
HSBC Infrastructure Debt GP 1 S.à r.l.	N/A		1, 86
HSBC Infrastructure Debt GP 2 S.à r.l.	N/A		1, 86
HSBC Investment Funds (Hong Kong) Limited	100.00		79
HSBC Investment Funds (Luxembourg) SA	100.00		96
HSBC Latin America Coinvestments Partners, LP	N/A		1, 83

HSBC Holdings plc Annual Report on Form 20-F
378

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Funds	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
HSBC Management (Guernsey) Limited	100.00		98
HSBC Management Consultancy (Shanghai) Company Limited	N/A		1, 10, 99
HSBC Portfoy Yonetimi A.S.	100.00		60
HSBC Private Markets GP S.à r.l.	100.00		165
HSBC RCF HoldCo S.à r.l.	100.00		86
HSBC RCF Partnership Fund RAIF SICAV- S.A.	N/A		1, 86
HSBC RCF SPV S.à r.l.	100.00		86
HSBC REIM (France)	100.00	(99.99)	5, 78
HSBC SDL UK 2020 HoldCo S.à r.l	100.00	(32.60)	96
HSBC SDL UK 2020 LendCo S.à r.l.B137	100.00	(32.60)	96
HSBC SDL UK II HoldCo S.à r.l.	100.00	(48.90)	86
HSBC SDLF II Carry L.P.	N/A		1, 98
HSBC Senior UK Direct Lending 2020 RAIF SICAV-S.A.	N/A		1, 96
HSBC Senior UK Direct Lending Fund II RAIF SICAV-S.A.	N/A		1, 86
HSBC Trustees (India) Private Limited	99.99		49
HSBC USD Senior Direct Lending Carry L.P.	N/A		1, 98
HSBC USD Senior Direct Lending GP S.à.r.l	100.00		86
HVDF US LLC	N/A		1, 24
HVDF US, L.P.	N/A		1, 2, 24
I3 LP Inc	N/A		1, 98
ICG Credit Strategies S.C.A SICAV-RAIF - ICG Mandate 2023 Direct Lending Fund	N/A		1, 181
ICG Credit Strategies S.C.A. SICAV-RAIF - ICG Mandate 2020 Direct Lending Fund	N/A		1, 181
Idinvest Growth Secondary Feeder SCA SICAV-RAIF	N/A		1, 182
INHK IE LP Inc	N/A		1, 98
INHK Orca Carry L.P.	N/A		1, 98
INHK PC LP Inc	N/A		1, 98
INHK PE LP Inc	N/A		1, 98
J6 LP Inc	N/A		1, 98
KKR-LON Credit Strategies SCA SICAV-RAIF	N/A		1, 183
Korea Nova Solar 1 Inc	100.00	(66.70)	166
Korea Nova Solar 2 Inc	100.00	(66.70)	166
L1 LP Inc	N/A		1, 98
Lohas ECE Brown KK	N/A		1, 167
NAV Financing Partnership Fund Carry L.P.	N/A		1, 98
Nova Solar 1 GK	N/A		1, 168
Nova Solar 2 GK	N/A		1, 168
Nova Solar 3 GK	N/A		1, 168
Nova Solar 4 GK	N/A		1, 168
P2 LP Inc	N/A		1, 98
PE Opps II Carry L.P	N/A		1, 98
PE Opps III Carry L.P	N/A		1, 98
PPDP Peridot 2022 Feeder SCA SICAV-RAIF	N/A		1, 180
RCF Partnership Fund Carry L.P.	N/A		1, 98
Red Hexagon Energy Transition Asia Carry L.P.	N/A		1, 98
Red Hexagon Energy Transition Asia Fund SCSp	N/A		1, 86
Red Hexagon Energy Transition Asia GP S.à r.l.	100.00		86
Red Hexagon ETA Master HoldCo Limited	100.00		169
Red Hexagon ETA Tekoma Japan Limited	100.00	(66.70)	169
Red Hexagon ETA Tekoma Operation Limited	100.00	(66.70)	169
Red Hexagon ETA Tekoma Taiwan Limited	100.00	(66.70)	169
SilkRoad Fund Management S.à.r.l	100.00		130
Silkroad GP II Limited	100.00		2, 131
Silkroad GP II S.a.r.l.	100.00		130
Silkroad GP Limited	100.00		65
Silkroad GP SC S.a r.l	100.00		132
Silkroad Property Partners PTE. LTD.	100.00		133
Solar Field 13 GK	N/A		1, 168
SSOF IV Overage SMA H, L.P.	N/A		1, 184
Sunpower Americas Co-Invest I SCS	N/A		1, 185
Taiwan Nova Solar 1 Limited	100.00	(66.70)	170

Funds	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Tekoma Energy Group Holdings Limited	66.70		169
Tekoma Energy Holdings Limited	100.00	(66.70)	170
Tekoma Energy Inc	100.00	(66.70)	171
Tekoma Energy KK	100.00	(66.70)	1, 168
Tekoma Energy Korea Inc	100.00	(66.70)	172
Tekoma Korea Holdings Limited	100.00	(66.70)	166
Tekoma Korea Limited	100.00	(66.70)	169
Vision 2023 Carry L.P	N/A		1, 98
Vision 2024 Carry L.P.	N/A		1, 98
Vision 2025 Carry L.P.	N/A		1, 98
Vision Apex 2025 Carry L.P.	N/A		1, 98
Vision Impact Carry L.P.	N/A		1, 98
Vision Infrastructure Carry L.P.	N/A		1, 98
W4 LP Inc	N/A		1, 98
Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint ventures	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
Climate Asset Management Limited	40.00	135
MK HoldCo Limited	50.32	2, 136
Pentagreen Capital Pte. Ltd	50.00	137
ProServe Bermuda Limited	50.00	138
The London Silver Market Fixing Limited	N/A	1, 2, 139
Vaultex UK Limited	50.00	2, 140
Non-Profit Foundation
The undertakings below are Non-Profit Foundation.

Non-Profit Foundation	% of share class held by immediate parent company (or by the Group where this varies)	Footnotes
HSBC Philanthropy Foundation Beijing	N/A	1, 163
Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by the Group where this varies)		Footnotes
Aiera, Inc.	2.90		4, 173
Bank of Communications Co., Ltd.	16.00		2, 141
Barrowgate Limited	24.64	(15.63)	142
BGF Group plc	24.62		143
Bud Financial Limited	6.20		4, 144
CANARA HSBC LIFE INSURANCE COMPANY LIMITED	25.50		145
Dowsure Inc.	10.12		2, 4, 147
Episode Six Inc.	5.68		4, 148
EPS Company (Hong Kong) Limited	42.03	(38.65)	19
Future Forward Holdings LLC	N/A		1, 24
HQLAX S.à r.l.	6.09		4, 149
HSBC Jintrust Fund Management Company Limited	N/A		1, 2, 10, 150
HSBC UK Covered Bonds (LM) Limited	20.00		2, 151
Intelligent Processing Solution Limited	10.00		2, 174
Lightico Ltd	3.19		4, 152
LiquidityMatch LLC	N/A		1, 153
London Precious Metals Clearing Limited	30.00		2, 154
Marketnode PTE. Ltd.	12.64		4, 155
MENA Infrastructure Fund (GP) Ltd	33.33		156
Quantexa Limited	8.92		4, 157

HSBC Holdings plc Annual Report on Form 20-F
379

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Radiant Global Investors LLC	N/A	1, 2, 158
Saudi Awwal Bank	31.00	159
The London Gold Market Fixing Limited	N/A	1, 139
Threadneedle Software Holdings Limited	7.80	4, 160
Topaz Consultation LLC	N/A	1, 24
Trade Information Network Limited (In Liquidation)	12.76	161
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	N/A	1, 77
We Trade Innovation Designated Activity Company (In Liquidation)	9.88	2, 162

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

3	Directly held by HSBC Holdings plc
4	Preference Shares
5	Actions
6	Redeemable Preference Shares
7	GmbH Anteil
8	Parts
9	Non-Participating Voting
10	Registered Capital Shares

Registered offices
11	8 Canada Square, London, United Kingdom, E14 5HQ
12	347 Paseo de la Reforma, Col. Cuauhtémoc, Mexico, 06500
13	1 Centenary Square, Birmingham, United Kingdom, B1 1HQ
14	c/o Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
15	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP
16	1909 Avenida Presidente Juscelino Kubitschek, 19° andar, Torre Norte, São Paulo Corporate Towers, São Paulo, Brazil, 04551-903
17	Arnold House, St Julian's Avenue, St Peter Port, Guernsey, GY1 3NF
18	37 Front Street, Harbourview Centre, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
19	1 Queen's Road Central, Hong Kong
20	Units 2401-55, Floor 24, Tower 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100020
21	First Floor, Xinhua Bookstore Xindong Road (SE of roundabout), Miyun District, Beijing, China
22	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
23	239 Van Rensselaer Street, Buffalo, New York, United States of America, 14210
24	c/o The Corporation Trust Company 1209 Orange Street, Wilmington, Delaware, United States of America, 19801
25	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
26	No 1, Bei Huan East Road Dazu County, Chongqing, China
27	No 107 Ping Du Avenue (E), Sanhe Town, Fengdu County, Chongqing, China
28	No. 3, 5, 7, Haitang Erzhi Road Changyuan, Rongchang, Chongqing, China, 402460
29	c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
30	First & Second Floor No.3 Nanshan Road, Pulandian, Dalian, Liaoning, China
31	160 Mine Lake CT, Ste 200, Raleigh, North Carolina, United States of America, 27615-6417
32	Avenida de las Granjas 972, Building A, Floor 2, Colonia Santa Bárbara, Alcaldía Azcapotzalco, Mexico City, Mexico, 02230
33	38 avenue Kléber, Paris, France, 75116

Registered offices
34	No. 1 1211 Yanjiang Zhong Road, Yongan, Fujian, China
35	8/F, Prince's Building, 10 Chater Road, Central, Hong Kong
36	No. 44 Xin Ping Road Central, Encheng, Enping, Guangdong, China, 529400
37	Rooms 101, 201-205, 301-305, No. 2 Yong Jin Yi Street, Huangge Town, Nansha District, Guangzhou, China
38	83 Des Voeux Road Central, Hong Kong
39	34/F, 36/F and 46/F, Hang Seng Bank Tower 1000 Lujiazui Ring Road, Pilot Free Trade Zone, Shanghai, China, 200120
40	Gustav Mahlerplein 2 1082 MA, Amsterdam, Netherlands
41	1001, T2 Office Building, Qianhai Kerry Business Center, Qianhai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen, Guangdong, China
42	Unit 1 GF The Commerical Complex Madrigal Avenue, Ayala Alabang Village, Muntinlupa City, Philippines, 1780
43	C/O Teneo Financial Advisory Limited The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
44	Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110
45	The Corporation Trust Company of Nevada 311 S. Division Street, Carson City, Nevada, United States of America, 89703
46	Level 21 Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
47	Level 19 Menara IQ, Lingkaran TRX, Tun Razak Exchange, Kuala Lumpur, Malaysia, 55188
48	10 Marina Boulevard #48-01 Marina Bay Financial Centre, Singapore, 018983
49	52/60 M G Road Fort, Mumbai, India, 400 001
50	9-11 Floors, NESCO IT Park Building No. 3 Western Express Highway, Goregaon (East), Mumbai, India, 400063
51	HSBC Building 11-1, Nihonbashi 3-chome, Chuo-ku, Tokyo, Japan, 103-0027
52	Level 36, Tower 1, International Towers Sydney, 100 Barangaroo Avenue, Sydney, New South Wales, Australia, 2000
53	Isidora Goyenechea 2800 23rd floor, Las Condes, Santiago, Chile, 7550647
54	HSBC Building Shanghai ifc, 8 Century Avenue, Pudong, Shanghai, China, 200120
55	HSBC House, Esplanade, St. Helier, Jersey, JE4 8UB
56	IconEbene, Level 5 Office 1 (West Wing), Rue de L’institut, Ebene, Mauritius
57	54F, 7 Xinyi Road Sec. 5 Xinyi district, Taipei, Taiwan
58	1266 Dr Luis Bonativa 1266 Piso 30 (Torre IV WTC), Montevideo, Uruguay, CP 11.000
59	Metropolitan Building, 235 Dong Khoi, Sai Gon Ward, Ho Chi Minh City, Viet Nam
60	Esentepe Mah. Büyükdere Caddesi No.128 Şişli, Istanbul, Turkiye, 34394
61	306 Corniche El Nil Street, Maadi, Cairo, Egypt
62	116 Archbishop Street, Valletta, Malta, VLT1444
63	Unit 401, Level 4 Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 30444, Dubai, United Arab Emirates
64	1800 Tysons Boulevard Suite 50, Tysons, Virginia, United States of America, 22102
65	P.O. Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104
66	HSBC House, Esplanade, St. Helier, Jersey, JE1 1HS
67	Room 2703, 27F, Tower A, No.8 Century Avenue, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 200120
68	49 avenue J.F. Kennedy, Luxembourg, Luxembourg, 1855
69	4-17/F, Office Tower 2 TaiKoo Hui Development, No. 381 Tian He Road, Guangzhou, Guangdong, China
70	Suite 1005, 10th Floor, Wisma Hamzah Kwong, Hing No. 1, Leboh Ampang, Kuala Lumpur, Malaysia, 50100
71	Building C-1 UP Ayala Technohub, Commonwealth Avenue, Diliman, Quezon City, Metro Manila, Philippines
72	HSBC House Plot No.8 Survey No.64 (Part), Hitec City Layout Madhapur, Hyderabad, India, 500081
73	Mireka City 324/9 Havelock Road, Colombo 05, Sri Lanka, 00500
74	Smart Village 28th Km Cairo- Alexandria Desert Road Building, Cairo, Egypt
75	Centre Ville 1341 Building - 4th Floor Patriarche Howayek Street, PO Box Riad El Solh, Lebanon, 9597

HSBC Holdings plc Annual Report on Form 20-F
380

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Registered offices
76	Room 405 Odd House Number of 859-863, Huanhu West 1st Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 201306
77	Hansaallee 3, Düsseldorf, Germany, 40549
78	Immeuble Cœur Défense 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
79	HSBC Main Building 1 Queen's Road Central, Hong Kong
80	80 Mill Street, Qormi, Malta, QRM 3101
81	26 Gartenstrasse, Zurich, Switzerland, 8002
82	36F., No. 68 Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City, Taiwan, 110419
83	66 Hudson Boulevard E, New York, New York, United States of America, 10001
84	Mareva House 4 George Street, Nassau, Bahamas
85	150 King Street West, Suite 200, Toronto, Ontario, Canada, M5H 1J9
86	4, rue Peternelchen, Howald, Grand Duchy of Luxembourg, Luxembourg, L-2370
87	Alphabeta 14-18 Finsbury Square, London, United Kingdom, EC2A 1BR
88	5th Floor, IconEbene 1 Building, Lot 441, Rue de L’Institut, Ebene, Mauritius, 1704-01
89	18th Floor Tower 1, HSBC Centre 1 Sham Mong Road, Kowloon, Hong Kong
90	CT Corporation System 28 Liberty Street, New York, New York, United States of America, 10005
91	Unit 201, Floor 2, Building 3 No. 12, Anxiang Street, Shunyi District, Beijing, Beijing, China
92	300 Delaware Avenue Suite 1401, Wilmington, Delaware, United States of America, 19801
93	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 916
94	Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110
95	5/F HSBC Centre 3058 Fifth Ave West, Bonifacio Global City, Taguig City, Philippines
96	18 Boulevard de Kockelscheuer, Luxembourg, Luxembourg, 1821
97	29/F HSBC Building 8 Century Avenue, China (Shanghai) Pilot Free Trade Zone, Shanghai, China, 200120
98	Arnold House St Julians Avenue, St Peter Port, Guernsey, GY1 1WA
99	Unit 2017, Floor 20, Tower 1 No.288, Shimen 1st Road, Jing An District, Shanghai, China, 200041
100	HSBC Tower, Downtown Dubai, P O Box 66, Dubai, United Arab Emirates
101	Unit 401, Level 4, Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 506553, Dubai, United Arab Emirates
102	Level 16, HSBC Tower, Downtown Dubai, P.O. Box 66, Dubai, United Arab Emirates
103	HSBC Tower, Level 21, 188 Quay Street, Auckland, New Zealand, 1010
104	The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville Timonium, Maryland, United States of America, 21093
105	HSBC House, Esplanade, St. Helier, Jersey, JE1 1GT
106	9-17 Quai des Bergues, Geneva, Switzerland, 1201
107	1 Grand Canal Square Grand Canal Harbour, Dublin 2, Ireland, D02 P820
108	5 rue Heienhaff, Senningerberg, Luxembourg, L-1736
109	52/60 M G Road, Fort, Mumbai, India, 400 001
110	Unit 2201, 22/F, Qianhai Chow Tai Fook Finance Tower (Phase I) No. 66 Shu Niu Avenue, Nanshan Subdistrict, the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone, the PRC, Shenzhen, China, 518054
111	HSBC Building 7267 Olaya - Al Murrooj, Riyadh, Saudi Arabia, 12283 - 2255
112	306 Corniche El Nil, HSBC Building, Maadi, Cairo, Egypt
113	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
114	Kapelanka 42A, Krakow, Poland, 30-347
115	C T Corporation System 820 Bear Tavern Road, West Trenton, New Jersey, United States of America, 08628
116	22/F, Tower 2, Taikoo Hui Building, No. 381 Tianhe Road, Tianhe District, Guangzhou, China
117	Business Bay, Wing 2 Tower B, Survey no 103, Hissa no. 2, Airport road, Yerwada, Pune, India, 411006
118	c/o Rogers Capital St. Louis Business Centre, Cnr Desroches & St Louis Streets, Port Louis, Mauritius

Registered offices
119	No. 56 Yu Rong Street, Macheng, China, 438300
120	No. 205 Lie Shan Road Suizhou, Hubei, China
121	Building 3, Yin Zuo Di Jing Wan Tianmen New City, Tianmen, Hubei Province, China
122	RM101, 102 & 106 Sunshine Fairview, Sunshine Garden, Pedestrian Walkway, Pingjiang, China
123	Kings Meadow Chester Business Park, Chester, United Kingdom, CH99 9FB
124	Level 15 HSBC Tower, Downtown Dubai, Dubai, United Arab Emirates, PO Box 66
125	World Trade Center 3, 9th Floor, Jalan Jendral Sudirman Kaveling 29-31, Karet, Setiabudi, South Jakarta, DKI Jakarta, Indonesia, 12920
126	5th Floor, World Trade Center 1, Jl. Jend. Sudirman Kav. 29-31, Jakarta, Indonesia, 12920
127	No.198-2 Chengshan Avenue (E), Rongcheng, China, 264300
128	Room 601, 6/F Phase 1 Qianhai Chow Tai Fook Finance Tower, 66 Shuniu Avenue, Nanshan Community, Qianhai Shenzhen-Hong Kong Corporation Zone, Shenzhen, Guangdong, China
129	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 3162
130	1A Heienhaff, Senningerberg, Luxembourg, 1736
131	P.O. Box 3119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, Cayman Islands, KY1 – 1205
132	17 Boulevard F.W Raiffeisen, Luxembourg, 2411
133	10 Collyer Quay, #10-01 Ocean Financial Centre, Singapore, Singapore, 049315
134	RM 2112, HSBC Building, Shanghai ifc No. 8 Century Road, Pudong, Shanghai, China, 200120
135	43 Whitfield Street, London, United Kingdom, W1T 4HD
136	35 Ballards Lane, London, United Kingdom, N3 1XW
137	38 Beach Road #19-11 South Beach Tower, Singapore, Singapore, 189767
138	c/o Mayfair Corporate Services Ltd., 26 Burnaby Street, Hamilton, Bermuda, HM11
139	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX
140	All Saints Triangle Caledonian Road, London, United Kingdom, N19UT
141	188 Yin Cheng Zhong Lu (Shanghai) Pilot Free Trade Zone, China
142	50/F Lee Garden One, 33 Hysan Avenue, Hong Kong
143	13-15 York Buildings, London, United Kingdom, WC2N 6JU
144	167-169 Great Portland Street, 5th Floor, London, United Kingdom, W1W 5PF
145	8th Floor Unit No. 808-814, Ambadeep Building, Plot No. 14, Kasturba Gandhi Marg, New Delhi, India, 110001
146	c/o Interpath Ltd, 10 Fleet Place, London, United Kingdom, EC4M 7RB
147	ICS Corporate Services (Cayman) Limited, 3-212 Governors Square 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman, Cayman Islands, KY1-1203
148	251 Little Falls Drive, New Castle, Wilmington, United States of America, 19808
149	9 rue du Laboratoire, Grand Duchy of Luxembourg, Luxembourg, L-1911
150	17F, HSBC Building, Shanghai ifc 8 Century Avenue, Pudong, Shanghai, China
151	10th Floor 5 Churchill Place, London, United Kingdom, E14 5HU
152	121 HaHashmonaim St., Tel Aviv, Israel, 6713328
153	111 Town Square Place, Suite 840, Jersey City, New Jersey, United States of America, 07310
154	7th Floor, 62 Threadneedle Street, London, United Kingdom, EC2R 8HP
155	1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore, 098632
156	Unit 306,307, 308, Gate Village Building 05, Dubai International Financial Centre, Dubai, United Arab Emirates
157	c/o Company Secretarial Department, 280 Bishopsgate, London, United Kingdom, EC2M 4AG
158	4482 Deer Ridge Road, Danville, CA, Delaware, United States of America, 94506
159	7383 King Fahad Branch Rd, 2338 - Al Yasmeen Dist., Riyadh, Saudi Arabia, 13325
160	2nd Floor, Regis House, 45 King William Street, London, United Kingdom, EC4R 9AN
161	45 Gresham Street, C/O Restructuring & Recovery Services (RRS) S&W Partners LLP, London, United Kingdom, EC2V 7BG
162	10 Earlsfort Terrace, Dublin, Ireland, D02 T380

HSBC Holdings plc Annual Report on Form 20-F
381

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Notes on the financial statements

Registered offices
163	Meeting Room 18.R005, 18/F Fortune Financial Center No. 5 Dongsanhuan Zhong Road, Chaoyang District, Beijing, China, 100020
164	20, rue de la Poste, L-2346, Luxembourg, Grand Duchy of Luxembourg
165	3, rue Jean Piret, L-2350 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B253299
166	9F, Unit B, Seowang Building, 14-8 Teheran-ro 70-gil, Gangnam-gu, Seoul, South Korea (Walk Forest LS8)
167	6190-2 Fukushima, Kisomachi, Kiso-gun, Nagano 397-0001 Japan
168	2-1-4, Tsukiji, Chuo-ku, Tokyo 104-0045 JAPAN
169	89 Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-1205, Cayman Islands
170	11F, No. 122, Songjiang Rd, Zhongshan Dist., Taipei City
171	10F., No. 156, Sec. 3, Minsheng E. Rd., Songshan Dist., Taipei City
172	3F and 8F, 136, Sejong-daero, Jung-gu, Seoul
173	800 North State Street, Suite 304, Dover, Delaware, United States of America, DE 19901

Registered offices
174	Enigma, Wavendon Business Park, England, United Kingdom, MK17 8LX
175	11-13, Boulevard de la Foire, L-1528 Luxembourg
176	2nd Floor, Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB
177	375 Park Avenue New York, NY 10152
178	4th Floor, Ensign House, 29 Seaton Place, St Helier, Jersey JE2 3QL
179	3rd Floor, 37 Esplanade, St. Helier JE1 1AD, Jersey
180	15, Boulevard F.W Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg
181	60, Avenue J.F. Kennedy, L-1855 Luxembourg
182	5, Allée Scheffer, L 2520 Luxembourg, Grand Duchy of Luxembourg
183	2, rue Edward Steichen, Luxembourg, L-2540, Luxembourg
184	450, Lexington Avenue, 31st Floor, New York 10017
185	26A, Boulevard Royal L-2449 Luxembourg
186	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
187	405 Lexington Avenue, 53rd Floor, New York, New York 10174, USA

39	Non-statutory accounts
The information set out in these accounts does not constitute the Company’s statutory accounts for the years ended 31 December 2025 or 2024.
Those accounts have been reported on by the Company’s auditors: their reports were unqualified and did not contain a statement under Section
498(2) or (3) of the Companies Act 2006.
The accounts for 2024 have been delivered to the Registrar of Companies and those for 2025 will be delivered in due course.

HSBC Holdings plc Annual Report on Form 20-F
382

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Shareholder information
This section gives important information for our shareholders, including contact information. It also includes an overview of key abbreviations and terminology used throughout this Annual Report and Accounts.
ÑA glossary of terms used in the Annual Report and Accounts can be found in the Investors section of www.hsbc.com.

Fourth interim dividend for 2025
The Directors have approved a fourth interim dividend for 2025 of $0.45 per ordinary share. Information on the currencies in which shareholders may elect to have the cash dividend paid can be viewed at www.hsbc.com/investors. The interim dividend will be paid in cash. The timetable for the interim dividend is:

Announcement	25 February 2026
Shares quoted ex-dividend in London, Hong Kong and Bermuda	12 March 2026
American Depositary Shares (‘ADS’) quoted ex-dividend in New York	13 March 2026
Record date – London, Hong Kong, New York, Bermuda[1]	13 March 2026
Mailing of Annual Report and Accounts 2025 and/or Strategic Report 2025	27 March 2026
Final date for dividend election changes including Investor Centre electronic instructions and revocations of standing instructions for dividend elections	15 April 2026
Exchange rate determined for payment of dividends in pounds sterling and Hong Kong dollars	20 April 2026
Payment date	30 April 2026
1Removals to and from the Overseas Branch register of shareholders in Hong Kong or Bermuda will not be permitted on this date.

Interim dividends for 2026
We maintain our dividend policy of a target payout ratio of 50% earnings per ordinary share (‘EPS’) for each of 2026, 2027 and 2028, subject to meeting capital requirements. EPS for this purpose will continue to exclude material notable items and related impacts.
For the financial year 2025, dividends were paid in accordance with our dividend policy. We achieved a dividend payout ratio of 50% of EPS, excluding material notable items and related impacts. Material notable items in 2025 primarily related to the income statement impacts associated with actions to exit or wind down non-strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom, a legal provision relating to the Bernard L. Madoff Investment Securities LLC fraud, as well as the impacts of transactions completed in previous periods, including the sale of our retail banking operations in France, the sale of our banking business in Canada and the disposal of our business in Argentina.
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
HSBC Holdings issued $1,500m 6.950% perpetual subordinated contingent convertible securities on 27 February 2025, SGD800m 5.000%
perpetual subordinated contingent convertible securities on 24 March 2025 and $2,000m 7.050% perpetual subordinated contingent convertible securities on 5 June 2025.

2025 Annual General Meeting
With the exception of the shareholder requisitioned Resolution 20, which the Board recommended that shareholders vote against, all resolutions considered at the 2025 AGM held at 10:00am on 2 May 2025 at InterContinental London O2, 1 Waterview Drive, London SE10 0TW, United
Kingdom, were passed on a poll.

Earnings releases and interim results
First and third quarter results for 2026 will be released on 5 May 2026 and 27 October 2026, respectively. The interim results for the six months to
30 June 2026 will be issued on 4 August 2026.

HSBC Holdings plc Annual Report on Form 20-F
383

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Shareholder enquiries and communications
Enquiries
Any enquiries relating to shareholdings on the share register (for example: transfers of shares, changes of name or address, lost share certificates or dividend cheques) should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom	Telephone: +44 (0) 370 702 0137 www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk

Hong Kong Overseas Branch Register:	Computershare Hong Kong Investor Services Limited Rooms 1712–1716, 17th Floor Hopewell Centre, 183 Queen’s Road East, Hong Kong	Telephone: +852 2862 8555 hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk

Bermuda Overseas Branch Register:	Investor Relations Team HSBC Bank Bermuda Limited, 37 Front Street, Hamilton, HM 11, Bermuda	hbbm.shareholder.services@hsbc.bm hbbm.mutual.fund@hsbc.bm Investor Centre: www.investorcentre.com/bm

ADS Depositary:	The Bank of New York Mellon Shareowner Services, P.O. Box 43006, Providence RI 02940-3078, USA	Telephone (US): +1 877 283 5786 Telephone (International): +1 201 680 6825 shrrelations@cpushareownerservices.com
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
Shareholders who wish to receive a hard copy of the Annual Report and Accounts 2025 should contact HSBC’s Registrars. Please visit
www.hsbc.com/investors/investor-contacts for further information. You can also download an online version of the report from www.hsbc.com.
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

Chinese translation
A Chinese translation of the Annual Report and Accounts 2025 will be available upon request after 27 March 2026 from the Registrars (contact details above). Please also contact the Registrars if you wish to receive Chinese translations of future documents, or if you have received a Chinese translation of this document and do not wish to receive them in future.
《2025 年報及賬目》備有中譯本，各界人士可於2026年3月27日之後，向上列股份登記處索閱。
閣下如欲於日後收取相關文件的中譯本，或已收到本文件的中譯本但不希望繼續收取有關譯本，均請聯絡股份登記處。

Stock symbols
HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA*	New York Stock Exchange (ADS)	HSBC
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC.BH
∗ HSBC’s Primary market

Investor relations
Enquiries relating to HSBC’s strategy or operations may be directed to:

Alastair Ryan, Global Head of Investor Relations	Yafei Tian, Head of Investor Relations, Asia-Pacific
HSBC Holdings plc	The Hongkong and Shanghai Banking
8 Canada Square	Corporation Limited
London E14 5HQ	1 Queen’s Road Central
United Kingdom	Hong Kong
Telephone: +44 (0) 7468 703 010	Telephone: +852 2899 8909
Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk

HSBC Holdings plc Annual Report on Form 20-F
384

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Where more information about HSBC
is available
The Annual Report and Accounts 2025 and other information on HSBC may be downloaded from HSBC’s website: www.hsbc.com.
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
HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting
Regulations 2013. The legislation requires HSBC Holdings to publish additional information in respect of the year ended 31 December 2025 by 31 December 2026. This information will be available on HSBC’s website: www.hsbc.com/tax.

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
UK resident individuals
UK resident individuals are generally entitled to a tax-free annual allowance in respect of dividends received. The amount of the allowance for the tax year beginning 6 April 2025 is £500. To the extent that dividend income received by an individual in the relevant tax year does not exceed the allowance, a nil tax rate will apply. Dividend income in excess of this allowance will be taxed at 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers.
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
Any US federal tax advice included in the Annual Report and Accounts
2025 is for informational purposes only. It was not intended or written to be used, and cannot be used, for the purpose of avoiding US federal tax penalties.
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

HSBC Holdings plc Annual Report on Form 20-F
385

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings does not believe that it was a passive investment company for its 2025 taxable year and does not anticipate becoming a passive foreign investment company in 2026 or the foreseeable future. Accordingly, dividends paid on the shares or
ADSs generally should be eligible for qualified dividends treatment.
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

Approach to ESG reporting
The information set out in the ESG review on pages 32 to 63, taken together with other information relating to ESG issues included in this report, aims to provide key ESG information and data for the year ended 31 December 2025. The data is compiled for the financial year
1 January to 31 December 2025 unless otherwise specified.
Measurement techniques and calculations are explained next to data tables where necessary. Where we have changes in scope, boundary or measurement we call these out where relevant in our disclosures.
Additionally, a rationale is provided for any restatement of information or data that has been previously published.
How we decide what to measure
We listen to our stakeholders in a number of different ways and we use the information they provide us to identify the issues that are most important to them and consequently also matter to our own business.
Our relevant governance bodies discuss the new and existing themes and issues that matter to our stakeholders. Our management team then uses this insight, alongside the framework of the ESG Code
(which refers to our obligations under the Hong Kong Listing Rules
Appendix C2 ESG Reporting Code Parts C and D) and the UKLR
6.6.6R(8) of the Financial Conduct Authority’s (‘FCA’) Listing Rules,
Sections 414CA and 414CB of the UK Companies Act 2006, and other applicable laws and regulations to choose what we measure and publicly report in our ESG review. We will continue to develop and refine our reporting and disclosures on ESG matters in line with feedback received from our investors and other stakeholders, and in view of our obligations under the ESG Code and the FCA’s Listing
Rules.
Under the ESG Code, ’materiality’ is considered to be the threshold at which ESG issues become sufficiently important to our investors and other stakeholders that they should be publicly reported. Our approach to materiality also considers disclosure standards and other applicable rules and regulations as part of our materiality assessment for specific
ESG topics and relevant disclosures.
Given ongoing developments in the ESG regulatory environment across various jurisdictions in which we operate, combined with the relative immaturity of processes, systems, data quality and controls, our focus remains on supporting a globally consistent set of mandatory sustainability standards. We aim to continue to evolve our reporting to recognise market developments, such as the International Sustainability
Standards Board (‘ISSB’), and support the efforts to harmonise the disclosures. We report against the Hong Kong Exchange (‘HKEx’) ESG
Code metrics, and will continue to review our approach as the regulatory landscape evolves.
Consistent with the scope of financial information presented in this report, the ESG review covers the operations of HSBC Holdings plc and its subsidiaries, unless otherwise specified. Given the relative immaturity of ESG-related data and methodologies in general, we are on a journey towards improving completeness and robustness.
ÑFor further details, see ‘Engaging with our stakeholders and our material
ESG topics’ on page 34.

HSBC Holdings plc Annual Report on Form 20-F
386

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Our reporting around ESG
We report on ESG matters throughout this report, including the ’ESG overview’ section of the Strategic Report (pages 28 to 29), ESG review
(pages 32 to 63), and the ‘Climate risk’ sections of the Risk review
(pages 203 to N/A). In addition, we have other supplementary materials, including our ESG Data Pack, which provides a more granular
breakdown of ESG information.

Detailed data	Additional reports
ESG Data Pack 2025, including HKEx ESG Code Index	2025 UK Pay Gap Disclosures Modern Slavery and Human Trafficking Statement 2025 Green Bonds Report 2025 HSBC UN Sustainable Development - Goals Bond Report 2025
ÑFor further details of our supplementary materials, see our ESG reporting centre at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-
reporting-centre.

TCFD
Task Force on Climate-related Financial Disclosures (‘TCFD’)
The table below summarises the TCFD requirements and cross-references to where further information can be found within our Annual Report and
Accounts 2025. We also include cross-references to our ESG Data Pack where relevant.

TCFD Pillar		CA 2006 requirement	Theme	Disclosure location
Governance	a)	Sections 414CA and 414CB 2A (a)	HSBC Board’s oversight of climate-related risks and opportunities	ÑPages 57, 204, 228
	b)	Sections 414CA and 414CB 2A (a)	HSBC management’s role in assessing and managing climate- related risks and opportunities	ÑPages 57, 204
Strategy	a)	Sections 414CA and 414CB 2A (d)	Climate-related risks and opportunities HSBC has identified over the short, medium and long term	ÑPages 35 - 38, 203 - 206, 206 - 212
	b)	Sections 414CA and 414CB 2A (e)	Impact of climate-related risks and opportunities on HSBC’s businesses, strategy and financial planning	ÑPages 35 - 38, 47 - 48, 203, 204, 206 - 212
	c)	Sections 414CA and 414CB 2A (f)	Resilience of HSBC’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	ÑPages 206 - 212 ÑESG Data Pack
Risk Management	a)	Sections 414CA and 414CB 2A (b)	HSBC’s processes for identifying and assessing climate-related risks	ÑPages 49, 203 - 206, 209, 212
	b)	Sections 414CA and 414CB 2A (b)	HSBC’s processes for managing climate-related risks	ÑPages 203 - 206
	c)	Sections 414CA and 414CB 2A (c)	HSBC’s processes for integration of climate-related risks into overall risk management framework	ÑPages 203 - 204
Metric & Targets	a)	Sections 414CA and 414CB 2A (h)	Metrics used by HSBC to assess climate-related risk and opportunities in line with its strategy and risk management process	ÑPages 35 - 38, 41 - 48, 50, 203 - 212 ÑESG Data Pack
	b)	Sections 414CA and 414CB 2A (h)	Disclose scope 1, scope 2 and, if appropriate, scope 3 greenhouse gas emissions and the related risks	ÑPages 39 - 49 ÑESG Data Pack
	c)	Sections 414CA and 414CB 2A (g)	Targets used by HSBC to manage climate-related risks and opportunities and performance against targets	ÑPages 39 - 46 ÑESG Data Pack
Explanatory statements
HKEx and TCFD Explanatory Statements
We have considered our ‘comply or explain’ obligation under both the
UK Financial Conduct Authority’s Listing Rules 6.6.6R(8) (‘UKLR’), and
Sections 414CA and 414CB of the UK Companies Act 2006 (‘CA 2006’),
collectively referred to as the ‘TCFD requirements’, and Hong Kong
Listing Rules Appendix C2 ESG Reporting Code Parts C and D.
The Group has prepared its climate-related disclosures in accordance with the ESG Reporting Code under Appendix C2 of the Rules
Governing the Listing of Securities on Hong Kong Exchanges and
Clearing Limited. While IFRS S1 principles have been considered to support the quality and consistency of disclosures, the Group has not adopted IFRS Sustainability Disclosure Standards as a reporting framework for the purposes of these disclosures.
We comply with mandatory requirements, including Part B and
disclosure of scope 1 and 2 GHG emissions within the HKEx ESG
Code. We have set out in the HKLR index where these and other relevant disclosures may be found. We confirm that we have made disclosures consistent with TCFD Recommendations and
Recommended Disclosures, including its annexes and supplemental guidance, as well as the HKEx ESG Code, save for certain items as set out below. Our reporting approach will continue to evolve over time to reflect regulatory requirements.
ÑOur detailed HKLR Index, including HKLR Part D can be found in our ESG
Data Pack at www.hsbc.com/esg
HKEx A1(b) related to relevant laws/regulations relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste, and on emissions:
taking into account the nature of our business, we do not believe that there are relevant laws and regulations in these areas that have significant impacts on our operations. Nevertheless, we are fully compliant with our publication of information regarding scope 1 and 2 greenhouse gas emissions, while we only partially publish information on scope 3 emissions, as the data required for that publication is not yet fully available.
HKEx A1.3 related to total hazardous waste produced and HKEx A1.4 related to total non-hazardous waste produced: taking into account the nature of our business, we do not consider hazardous waste to be a material issue for our stakeholders. As such, we report only on total waste produced, which includes hazardous and non-hazardous waste.
HKEx A1.6 related to handling hazardous and non-hazardous waste:
taking into account the nature of our business, we do not consider this to be a material issue for our stakeholders. Notwithstanding this, we continue to focus on the reduction and recycling of all waste. Building on the success of our ‘reduce, replace, remove’ environmental

HSBC Holdings plc Annual Report on Form 20-F
387

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
approach, we are continuing to seek to identify key opportunities where we can lessen our wider environmental impact, including waste management. For further details, please see our ESG review on page
47.
HKEx A2.4 related to sourcing water issue and water efficiency target:
taking into account the nature of our business, we do not consider this to be a material issue for our stakeholders. Notwithstanding this, we have implemented measures to further reduce water consumption through the installation of water efficient taps, flow restrictors, and continue to track our water consumption.
HKEx A2.5 related to packaging material, HKEx B6(b) related to issues about health and safety, advertising and labelling relating to products and services provided, HKEx B6.1 related to percentage of total products sold or shipped subject to recalls for safety and health reasons, HKEx B6.4 in recall procedures: taking into account the nature of our business, we do not consider these to be material issues for our stakeholders.
Understanding our climate-related risks and opportunities
HKEx Para 20(a) related to understanding our climate-related risks and opportunities: we currently do not fully describe climate-related risks and opportunities that could reasonably be expected to affect our cash flows, access to finance, or cost of capital over the short, medium and long term. Our 2025 climate risk assessment utilises internal risk management processes, external data sources, and industry guidance. We focus our disclosures on risks and
opportunities that are most relevant to our business model and strategy. We recognise that the identification of such items is an evolving process and as our capabilities and data availability mature, we will continue to review and refine our approach in medium term.
Target-setting and review
TCFD requirements related to metrics and targets (c) on short-term targets: we do not plan to set short-term targets for financed emissions, sustainable finance or our own operations as our overall climate strategy is focused on our ambition to become a net zero bank by 2050. We have set interim financed emissions 2030 targets and a sustainable finance and investment ambition by 2030. Further information can be found on pages 35 and 41.
TCFD requirements related to metrics and targets (c) on climate-related opportunities: we currently have not set targets for climate-related opportunities. However, we report progress towards our ambition to provide and facilitate $750bn–$1tn in sustainable finance and investment by 2030.
Financial position, financial performance and cash flows
HKEx Para 24(a), 25(b) on financial effects of climate-related opportunities and TCFD requirements related to metrics and targets (a)
on climate-related opportunities: we currently do not fully disclose the qualitative or quantitative information about how climate-related opportunities have affected our financial position (e.g. proportion of assets), financial performance (e.g. proportion of revenue) or cash flows or other aligned business activities for the reporting period, as well as the relevant anticipated financial effects. Therefore we have not disclosed how such information is reflected in our financial statements.
The relevant metrics are not individually identifiable. It may also involve disclosing commercially sensitive non-public information. We do however assess the effect of climate credit risk on IFRS9 ECL. The output of this assessment is included on page 212. We also disclose our conclusion that no incremental adjustments were needed to capture climate impacts in our financial statements on page 34. We have also disclosed the progress against our ambition of providing and facilitating $750bn–$1tn of sustainable finance and investment by 2030.
We are exploring ways to enhance our methodologies and data
capabilities to improve granularity of these disclosures in the medium term.
Capital deployment
HKEx Para 33 related to expenditure for climate-related risks and opportunities: we currently do not disclose the amount of capital expenditure, financing or investment specifically allocated to climate-
related risks and opportunities. We integrate climate-risk considerations into our broader capital planning process. Climate risk is therefore not individually identifiable. Climate risk considerations are incorporated across a wide range of initiatives, including investing in resources to meet forward-looking regulatory requirements, enhancements to data and modelling capabilities, power purchase arrangements and
engagements with suitable data vendors. The relevant metrics are therefore not individually identifiable. As part of enhancing our disclosures for upcoming regulatory requirements we plan to reassess our approach to these requirements in the medium term.
Internal carbon prices
HKEx Para 34 and TCFD requirements related to metrics and targets (a)
on internal carbon prices: we do not currently use an internal carbon price, and are still developing the relevant implementation strategy. We aim to provide further disclosures in the medium term. For details on the external carbon prices used in our climate scenario analysis, please refer to page 207.
Financial planning and performance
TCFD requirements related to Strategy (b) and (c) on financial planning and performance: we have used climate scenario analysis to inform our organisation’s business, strategy and financial planning. In 2025, we continued to incorporate certain aspects of sustainable finance within our financial planning process. Also, we used climate scenario analysis to assess the impacts of climate-related risks on financial performance and our financial position, which is largely focused on how expected credit losses will be impacted under different climate scenarios. We do not fully disclose impacts from climate-related opportunities on financial planning and performance, including on revenue, costs and the balance sheet, detailed climate risk exposures for all sectors and geographies, or physical risk metrics. This is due to transitional challenges in relation to data limitations, although nascent work is ongoing in these areas.
However, we have disclosed the progress against our ambition of providing and facilitating $750bn–$1tn of sustainable finance and investment by 2030. We expect these data limitations to be addressed in the medium term as more reliable data becomes available and technology solutions are implemented.
Transition plan
TCFD requirements related to Strategy (b) on transition plan: in 2020, we set an ambition to become a net zero bank by 2050. Since then, we have made good progress and published our updated transition plan incorporating revised interim 2030 financed emission targets in
November 2025, which reflects the realities of an evolving transition playing out very differently across the global economy. We currently do not disclose the planned sources of funding to implement our climate strategy. Our planned sources of funding take into consideration our overall bank strategy. Our climate strategy is part of this, and the specific climate-related sources of funding are not separately identifiable. The relevant access to capital is therefore not individually identifiable. We currently partially test achievability of our transition plan and associated targets by performing feasibility analysis of our financed emissions targets considering multiple climate-related scenarios. As part of enhancing our disclosures for upcoming regulatory
requirements, we plan to reassess our approach to these requirements in the medium term. The reference pathways we consider are global and we do not currently set GHG targets for individual countries or entities, unless required by regulation.
Impacts of transition and physical risk
HKEx Para 30 and 31, TCFD requirements related to metrics and targets (a) on detailed climate-related risk exposure metrics for physical and transition risks: we do not fully disclose the amount and percentage of assets or business activities vulnerable to climate-related physical and transition risks, or the metrics used to assess the impact of climate-related physical (chronic) and transition (policy and legal, technology and market) risks on parts of wholesale, retail lending and other financial intermediary business activities (specifically credit exposure, equity and debt holdings, or trading positions, broken down by industry, geography, credit quality and average tenor). We are aiming to develop the appropriate systems, data and processes to provide these disclosures in future years. We do, however, disclose the

HSBC Holdings plc Annual Report on Form 20-F
388

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
exposure to six, high-transition risk wholesale sectors and the flood risk exposure and Energy Performance Certificate (‘EPC’) breakdown for the UK retail mortgage portfolio.
Scope 3 emissions disclosure
HKEx Para 28(c), 29(d) and TCFD requirements related to metrics and targets (a) and (b) on scope 3 emissions metrics: we currently partially disclose scope 3 GHG emissions, and related risks. We currently focus on disclosing only four out of 15 categories of scope 3 GHG emissions, including business travel, supply chain and financed emissions, following our internal materiality assessment. Further details on reasons for exclusion can be found in our GHG reporting guidance
2025. To calculate supply chain emissions, as detailed in the GHG reporting guidance, we use spend data for the 12-month period to 30
September, and the latest data available as at end of 2024 for suppliers’
emissions and revenue. In relation to financed emissions, we partially comply with scope 3 category 15 – albeit on a lagged basis. We publish on-balance sheet financed emissions for our in-scope target-sectors, where the total lending exposures included were approximately 3.5%
of our loans and advances to customers at 31 December 2024, as detailed on page 46. We also publish facilitated emissions for the oil and gas, and power and utilities sectors. In relation to related risks, we currently disclose the exposure to six, high-transition risk wholesale sectors, please refer to page 204. Data quality of future disclosures on financed emissions and related risks are reliant on our customers publicly disclosing their GHG emissions, targets and plans, and related risks, and the accuracy and completeness of these in third-party data.
We are working to enhance the appropriate systems, data and
processes to enhance our disclosures to align with HKEx requirements where possible in future years. We recognise the need to provide early transparency on climate disclosures but balance this with the recognition that existing data and reporting processes continue to evolve.
Anticipated financial effects
HKEx Para 25(a)(i) related to investment and disposal plans: due to the nature of our business, we consider a wide range of factors, including climate change, in our M&A activities. Our current processes to manage climate and sustainability-related targets, net zero transition plans and climate strategy include impact assessments of HSBC mergers and acquisitions activity. While we perform this assessment for each planned transaction, the anticipated financial effects of the transaction as a result of the climate and sustainability impacts, are not separately identifiable and are a secondary impact of the transaction as opposed to the primary objective.
HKEx Para 25(a)(ii) related to planned sources of funding to implement its strategy and TCFD requirements related to Strategy (b) on access to capital: we do not disclose the changes in financial position over the short, medium and long term with respect to planned sources of funding to implement our climate strategy. We have, however, considered how the implementation of our climate strategy may impact our businesses, strategy and financial planning. Our access to capital may be impacted by reputational concerns as a result of climate action or inaction. In addition, if we are perceived to mislead stakeholders on our business activities or if we fail to achieve our stated net zero ambitions, we could potentially face reputational damage, impacting our revenue-generating ability and our access to capital markets. To manage these risks, we have integrated climate risk into our existing risk taxonomy, and incorporated it within the risk management framework through the policies and controls for the existing risks where appropriate. The relevant access to capital is therefore not individually identifiable. As part of enhancing our disclosures for upcoming regulatory requirements, we plan to reassess our approach to these requirements in the medium term.
Climate-related opportunities
HKEx Para 32 and TCFD requirements related to metrics and targets (a)
on amount and percentage of assets or business activities, or capital deployment: we currently do not disclose the proportion of revenue, amount and percentage of assets or capital deployment aligned with climate-related opportunities, including revenue from low-carbon products and forward-looking metrics. This is due to transitional data and system limitations, and the absence of standardised
methodologies. As part of enhancing our disclosures for upcoming regulatory requirements, we plan to reassess our approach to these requirements in the medium term.
Applicability of cross-industry metrics and industry-based
metrics
HKEx Para 36 and 41 requirements are related to applicability of cross-
industry metrics and industry-based metrics: our current disclosures focus primarily on cross-industry metrics, as our approach, internal processes and data availability for industry-based metrics are still under development. We will continue to review and refine our approach to industry-based metrics in the medium term as our capabilities and data mature.

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
In addition, judgments that contain awards of punitive and/or multiple damages in actions brought in the US or elsewhere may be
unenforceable in the UK.
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

HSBC Holdings plc Annual Report on Form 20-F
389

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Dividends on the ordinary shares of HSBC Holdings
The HSBC Holdings dividends approved, per ordinary share, in respect of each of the last five years were:

		First interim	Second interim	Third interim	Fourth interim[1]	Total[2]
2025		$0.100	0.100	0.100	0.450	0.75
		£0.074	0.074	0.075	0.335	0.558
	HK$	0.784	0.778	0.778	3.502	5.842
2024[3]		$0.310	0.100	0.100	0.360	0.870
		£0.243	0.076	0.078	0.273	0.671
	HK$	2.420	0.779	0.777	2.791	6.768
2023		$0.100	0.100	0.100	0.310	0.610
		£0.079	0.080	0.080	0.248	0.487
	HK$	0.783	0.783	0.780	2.426	4.773
2022		$0.090	0.230			0.320
		£0.079	0.185			0.264
	HK$	0.706	1.804			2.511
2021		$0.070	0.180	–	–	0.250
		£0.051	0.138	–	–	0.189
	HK$	0.545	1.412	–	–	1.957
1The fourth interim dividend for 2025 of $0.45 per ordinary share will be paid on 30 April 2026. The fourth interim dividend for 2025 has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2025.
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
The depositary has agreed to reimburse us for expenses we incur, and to pay certain out-of-pocket expenses and waive certain fees, in connection with the administration, servicing and maintenance of our
ADS programme. There are limits on the amount of expenses for which the depositary will reimburse us. During the year ended 31 December
2025, the depositary reimbursed, paid and/or waived fees and expenses totalling $2,025,386.48 in connection with the administration, servicing and maintenance of the programme.

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
As at 31 December 2025, there were a total of 159,073 holders of record of HSBC Holdings ordinary shares on the share register.
As at 31 December 2025, approximately 15.5m HSBC Holdings
ordinary shares were registered in the HSBC Holdings’ share register in the name of 13,601 holders of record with addresses in the US. These shares represented approximately 0.09% of the total HSBC Holdings ordinary shares in issue.
As at 31 December 2025, there were 4,255 holders of record of ADSs holding approximately 112.62m ADSs, representing approximately
563.1m HSBC Holdings ordinary shares, 4,188 of these holders had addresses in the US, holding approximately 112.60m ADSs,
representing approximately 563.0m HSBC Holdings ordinary shares. As at 31 December 2025, approximately 3.28% of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

Memorandum and Articles of
Association
The disclosure under the caption ‘Memorandum and Articles of
Association’ contained in Form 20-F for the years ended 31 December
2000, 2001, 2014, 2018 and 2022 is incorporated by reference herein.

HSBC Holdings plc Annual Report on Form 20-F
390

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
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
During 2025, HSBC complied with the applicable code provisions of the
UK Corporate Governance Code. The UK Corporate Governance Code
does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.
Under NYSE standards, companies are required to have a nominating/
corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s
corporate governance rules. All of the members of the Nomination &
Corporate Governance Committee (excluding the Group Chairman)
during 2025 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Nomination & Corporate Governance Committee,
which comply with the UK Corporate Governance Code, require that the Committee shall be comprised of the independent non-executive
Directors of the Company and the Group Chairman. In addition to identifying individuals qualified to become Board members, a nominating/corporate governance committee must develop and
recommend to the Board a set of corporate governance principles.
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
Under the NYSE standards, companies are required to have a
compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. All of the members of the Group Remuneration Committee during 2025 were independent non-executive Directors, as determined in accordance with the UK Corporate Governance Code. The terms of reference of our Group Remuneration Committee, which comply with the UK Corporate Governance Code, require the Committee (including the Chair) to comprise at least three members, all of whom shall be independent non-executive Directors. A compensation committee must review and approve corporate goals and objectives relevant to Chief
Executive Officer ('CEO') compensation and evaluate a CEO’s
performance in light of these goals and objectives. The Group
Remuneration Committee’s terms of reference require it to review and approve performance-based remuneration of the executive Directors by reference to corporate goals and objectives that are set by the Board of
Directors.
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
In accordance with the requirements of the UK Corporate Governance
Code, HSBC Holdings discloses in its Annual Report and Accounts how the Board, its committees and the Directors are evaluated (on page
231) and provides extensive information regarding Directors’
compensation in the Directors’ remuneration report (on page 249).
The terms of reference of HSBC Holdings’ Group Audit, Nomination &
Corporate Governance and Group Remuneration Committees, as well as the Group Risk and Group Technology and Operations Committees,
are available at www.hsbc.com/who-we-are/our-people/board-of-
directors/board-committees.
NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
In 2025, the Board endorsed the Statement of Business Principles and
Code of Conduct, which, pursuant to the requirements of the Sarbanes-
Oxley Act, incorporates the Sarbanes-Oxley code of ethics (the
'Sarbanes-Oxley Principles') applicable to the Group CEO, as the principal executive officer, and to the Group Chief Financial Officer and
Global Financial Controller. The Statement of Business Principles and
Code of Conduct remains in force and applies to the executive directors and employees of the HSBC Group. The Statement of Business
Principles and Code of Conduct is available at www.hsbc.com/who-we-
are/purpose-values-and-strategy/our-conduct or from the Group Chief
People & Governance Officer at 8 Canada Square, London E14 5HQ.
During 2025, HSBC Holdings granted no waivers from its code of ethics.
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
required of NYSE-listed US companies.

HSBC Holdings plc Annual Report on Form 20-F
391

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Glossary of accounting terms and US equivalents

Accounting term	US equivalent or brief description
Accounts	Financial Statements
Articles of Association	Articles of incorporation
Called up share capital	Shares issued and fully paid
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Interests in entities over which we have significant influence or joint control, which are accounted for using the equity method
Loans and advances	Loans
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Property
Provisions	Liabilities of uncertain timing or amount
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC Holdings plc Annual Report on Form 20-F
392

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART1
1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—
2. Offer statistics and Expected Timetable	Not required for Annual Report	—
3. Key information
A. [Reserved]
B. Capitalisation and Indebtedness	Not required for Annual Report	—
C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
D. Risk Factors	Risk Review - Risk factors	126-137
4. Information on the Company
A. History and Development of the Company	Shareholder information	382-395
	Strategic Report	4-31
	ESG Review	32-63
	Financial Review	64-110
	Risk Review	118-218
	Report of the Directors: Corporate Governance Report	219-284
	Note 16 on the Financial Statements - Financial investments	343-344
	Note 18 on the Financial Statements - Interests in associates and joint ventures	345-348
	Note 19 on the Financial Statements - Investments in subsidiaries	349-351

B. Business review	Strategic Report	4-31
	Financial Review	64-110
	Note 10 on the Financial Statements - Segmental analysis	329-331
C. Organisational Structure	Strategic Report	4-31
	Report of the Directors: Corporate Governance Report	219-284
	Report of the Directors: Corporate Governance Report - Subsidiary governance	232
	Note 18 on the Financial Statements - Interests in associates and joint ventures	345-348
	Note 19 on the Financial Statements - Investments in subsidiaries	349-351
	Note 38 on the Financial Statements - HSBC Holdings’ subsidiaries, joint ventures and associates	373-381
D. Property, Plants and Equipment	Note 22 on the Financial Statements - Prepayments, accrued income and other assets	355
4 A..Unresolved Staff Comments	Not Applicable	—
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	4-31
	Financial Review	64-110
	Risk Review	118-218
	Report of the Directors: Corporate Governance Report	219-284
	Note 15 on the Financial Statements - Derivatives	339-343
B. Liquidity and Capital Resources	Strategic Report	4-31
	Financial Review - Loan maturity and interest sensitivity analysis	84
	Risk Review - Capital and Liquidity Risk	191-195
	Risk Review - Insurance Manufacturing Operations Risk	215
	Note 1 on the Financial Statements - Basis of preparation and material accounting policies	300-311
	Note 12 on the Financial Statements - Fair values of financial instruments carried at fair value	332-337
	Note 13 on the Financial Statements - Fair values of financial instruments not carried at fair value	337-339
	Note 15 on the Financial Statements - Derivatives	339-343
	Note 30 on the Financial Statements - Maturity analysis of assets, liabilities and off- balance sheet commitments	360-365
	Note 33 on the Financial Statements - Contingent liabilities, contractual commitments and guarantees	368-368
C. Research and Development, Patents and Licences, etc.	Not Applicable	—
D. Trend Information	Strategic Report	4-31
	Financial Review	64-110
	Risk Review	118-218
E. Critical Accounting Estimates	Not Applicable	—
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance Report	219-284
B. Compensation	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	249-274
	Note 5 on the Financial Statements - Employee compensation and benefits	320-325
	Note 36 on the Financial Statements - Related party transactions	371-373
C. Board Practices	Report of the Directors: Corporate Governance Report	219-284
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	249-274
D. Employees	Report of the Directors: Corporate Governance Report	219-284
	Strategic Report	4-31

HSBC Holdings plc Annual Report on Form 20-F
393

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Form 20-F Item Number and Caption	Location	Page
	ESG Review - Social	51-56
	Financial Review	64-110
	Note 5 on the Financial Statements - Employee compensation and benefits	320-325
	Note 36 on the Financial Statements - Related party transactions	371-373
E. Share Ownership	Report of the Directors: Corporate Governance Report	219-284
	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	249-274
	Note 5 on the Financial Statements - Employee compensation and benefits	320-325
	Note 32 on the Financial Statements - Called up share capital and other equity instruments	366-368
F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not Applicable	—

7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Report of the Directors: Corporate Governance Report	219-284
	Shareholder Information	389
B. Related Party Transactions	Note 36 on the Financial Statements - Related party transactions	371-373
C. Interests of Experts and Counsel	Not required for Annual Report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Review	64-110
	Financial Statements	285-381
	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	286-287
	Note 1 on the Financial Statements - Basis of preparation and material accounting	300-311
	Note 32 on the Financial Statements - Called up share capital and other equity instruments	366-368
	Note 35 on the Financial Statements - Legal proceedings and regulatory matters	369-371
	Shareholder Information	382-395
B. Significant Changes	Note 37 on the Financial Statements - Events after the Balance Sheet date	373
9. The Offer and Listing
A. Offer and Listing Details	Shareholder Information	383-389
B. Plan of Distribution	Not required for Annual Report	—
C. Markets	Shareholder Information	382-395
D. Exchange Controls	Not required for Annual Report	—
E. Taxation	Not required for Annual Report	—
F. Dividends and Paying Agents	Not required for Annual Report	—
10. Additional Information
A. Share Capital	Not required for Annual Report	—

B. Memorandum and Articles of Association	Shareholder Information	382-395
C. Material Contracts	Report of the Directors: Corporate Governance Report - Directors’ Remuneration Report	249-274
	Corporate Governance Report - Contracts of significance	279
	Note 35 on the Financial Statements - Legal proceedings and regulatory matters	369-371
D. Exchange Controls	Shareholder Information	382-395
E. Taxation	Shareholder Information	382-395
F. Dividends and Paying Agents	Not required for Annual Report	—
G. Statements by Experts	Not required for Annual Report	—
H. Documents on Display	Shareholder Information	382-395
I. Subsidiary Information	Not applicable	—
J. Annual Report to Security Holders	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Review	118-218
	Risk Review - Market risk	200-202
	Note 15 on the Financial Statements - Derivatives	339-343
	Note 16 on the Financial Statements - Financial investments	343-344
	Note 30 on the Financial Statements - Maturity analysis of assets, liabilities and off- balance sheet commitments	360-365
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for Annual Report	—
B. Warrants and Rights	Not required for Annual Report	—
C. Other Securities	Not required for Annual Report	—
D. American Depository Shares	Taxation of shares and dividends	384
	Shareholder information	382-395
PART II
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of HSBC Holdings plc	286-287
	Financial Review: Other Information	111-117
	Financial Review: Other information - Management's review of internal controls over financial reporting	111-117

HSBC Holdings plc Annual Report on Form 20-F
394

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Form 20-F Item Number and Caption	Location	Page
16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance	219-284
16B. Code of Ethics	Shareholder Information	382-395
16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance	219-284
	Note 6 on the Financial Statements - Auditors’ remuneration	325
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors: Corporate Governance	219-284
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Shareholder Information	382-395
16H. Mine Safety Disclosure	Not applicable	—
16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
16J. Insider Trading Policies	Shareholder information	388
16K. Cybersecurity	ESG Review - Cybersecurity	63
	Risk Review - Top and Emerging risks	31
	Risk review - Risk factors	133-134
	Report of the Directors: Corporate Governance Report - Group Risk Committee	242-243
PART III
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	285-381
19. Exhibits (including Certifications)		*

HSBC Holdings plc Annual Report on Form 20-F
395

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information
Abbreviations

Currencies
AUD	Australian dollar
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
MXN	Mexican peso
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviations
1H25	First half of 2025
1Q25	First quarter of 2025
2Q25	Second quarter of 2025
3Q25	Third quarter of 2025
4Q25	Fourth quarter of 2025
A
ABS¹	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
AGM	Annual General Meeting
AI	Artificial intelligence
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ANP	Annualised new business premium
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
AUM	Assets under management
B
Banking NII	Banking net interest income
Basel Committee	Basel Committee on Banking Supervision
Basel II¹	2006 Basel Capital Accord
Basel III¹	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BCST	Bank capital stress test
BEPS	Base Erosion and Profit Shifting
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps¹	Basis points. One basis point is equal to one-hundredth of a percentage point
BVI	British Virgin Islands
C
CAPM	Capital asset pricing model
CDS¹	Credit default swap
CET1¹	Common equity tier 1
CGUs	Cash-generating units
CIB	Corporate and Institutional Banking, a business segment
CISO	Chief Information Security Officer
CMB	Commercial Banking
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COSO	2013 Committee of Sponsoring Organizations of the Treadway Commission (US)
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CP¹	Commercial paper
CRD IV¹	Capital Requirements Regulation and Directive
CRE	Commercial real estate
CRR¹	Customer risk rating

CRR II¹	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSA	Credit support annex
CSM	Contractual service margin
CVA¹	Credit valuation adjustment
D
DCF	Discounted cash flow
DECL	Disclosures about Expected Credit Losses
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
credit impairment charges. In the balance sheet, ECL is
recorded as an allowance for financial instruments to which
only the impairment requirements in IFRS 9 are applied

ECM	Equity capital markets
EEA	European Economic Area
EPC	Energy performance certificate
EPS	Earnings per ordinary share
ERG	Employee Resource Group
ESG	Environmental, social and governance
EU	European Union
EV	Electric vehicles
EVE	Economic value of equity
F
FCA	Financial Conduct Authority (UK)
FDIC	Federal Deposit Insurance Corporation
FPA	Fixed pay allowance
FRB	Federal Reserve Board (US)
FRC	Financial Reporting Council
FSCS	Financial Services Compensation Scheme
FTE	Full-time equivalent staff
FTSE	Financial Times Stock Exchange index
FVOCI¹	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GAC	Group Audit Committee
Galicia	Grupo Financiero Galicia
GBM	Global Banking and Markets, a former global business
GDP	Gross domestic product
GenAI	Generative AI
GHG	Greenhouse Gas
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
Group OpCo	Group Operating Committee
GTC	Global Technology and Operations Committee
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
Herald	Herald Fund SPC
HIBOR	Hong Kong interbank offered rate
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
HMRC	HM Revenue and Customs
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
HKLR	Hong Kong Listing Rules

HSBC Holdings plc Annual Report on Form 20-F
396

Strategic report	ESG review	Financial review	Risk review	Corporate Governance Report	Financial statements	Additional information

Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBE	Independent Board Evaluation
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IEA	International Energy Agency
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
ILAAP	Internal liquidity adequacy assessment process
IMA	Internal model approach
IMM	Internal model method
IRB¹	Internal ratings-based
IRRA	Interest rate risk assessment
IRRBB	Interest rate risk in the banking book
ISDA	International Swaps and Derivatives Association
ISSB	International Sustainability Standard Board
IWPB	International Wealth and Premier Banking, a business segment
J
JV	Joint venture
K
KMP	Key Management Personnel
L
LCR	Liquidity coverage ratio
LGBTQ+	Lesbian, gay, bisexual, transgender and queer. The plus sign denotes other non-mainstream groups on the spectrums of sexual orientation and gender identity
LGD¹	Loss given default
Libor	London interbank offered rate
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2026
LTI	Long-term incentive
LTV¹	Loan to value
M
M&A	Mergers and acquisitions
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our financial targets, we define medium term as three to five years, commencing 1 January 2026
MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MRT¹	Material Risk Taker
MRM	Model risk management
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
NAV	Net asset value
NED	Non-executive Director
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges
NGO	Non-governmental organisation

NII	Net interest income
NIM	Net interest margin
NNM	Net new money
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC¹	Over-the-counter
P
PBT	Profit before tax
PCAF	Partnership for Carbon Accounting Financials
PD¹	Probability of default
Performance shares¹	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PRC	People’s Republic of China
Principal plan	HSBC Bank (UK) Pension Scheme
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RAS	Risk appetite statement
RBW	Retail Banking and Wealth
Repo¹	Sale and repurchase transaction
RES	Resource and experience sharing agreement
Revenue	Net operating income before ECL
Reverse repo	Security purchased under commitments to sell
RMF	Risk management framework
RNIV	Risk not in VaR
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA¹	Risk-weighted asset
S
SAB	Saudi Awwal Bank
SAPS	Self-administered pension scheme
SASB	Sustainability Accounting Standards Board
SEC	Securities and Exchange Commission (US)
ServCo Group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SVaR	Stressed value at risk
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
T
TCFD¹	Task Force on Climate-related Financial Disclosures
TEQ	Transition engagement questionnaire
TSR¹	Total shareholder return
U
UAE	United Arab Emirates
UK	United Kingdom
UNGPs	UN Guiding Principles on Business and Human Rights
UKLR	UK Listing Rules
UN	United Nations
US	United States of America
V
VaR¹	Value at risk
VFA	Variable fee approach
VIU	Value in use
W
WEF	World Economic Forum
1A full definition is included in the glossary to the Annual Report and
Accounts 2025 which is available at www.hsbc.com/investors.
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

© Copyright HSBC Holdings plc 2026
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
4.3Service Agreement dated July 16, 2024 between HSBC Group Management Services Limited and Georges Elhedery (incorporated by reference to Exhibit 4.3 to HSBC Holdings plc's Form 20-F filed with the Securities and Exchange Commission on February 20, 2025).
4.4Service Agreement dated October 21, 2024 between HSBC Group Management Services Limited and Manveen (Pam) Kaur
(incorporated by reference to Exhibit 4.4 to HSBC Holdings plc's Form 20-F filed with the Securities and Exchange Commission on February 20,
2025).
4.5Engagement Letter dated December 3, 2025 and executed on February 18, 2026 between HSBC Holdings plc and Brendan Nelson.
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
Date: February 26, 2026